SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Presidency of the Republic Office of the Chief of Staff Sub-Office for Legal Affairs

DECREE NO. 8461, OF JUNE 2, 2015

Regulates the extension of electricity distribution concessions, referred to in Article 2 of Law No. 12783, of January 11, 2013, and Article 4B of Law No. 9074, of July 7, 1995.

The PRESIDENT OF THE REPUBLIC, in exercise of the powers conferred by Article 84, heading, Section IV, of the Constitution, and in view of the provisions set forth in Laws No. 8987, of February 13  , 1995, No. 9074, of July 7, 1995, No. 12767, of December 27, 2012, No. 12783, of January 11, 2013 and Decree No. 7085, of September 14, 2012,

DECREES:

Article 1: The Ministry of Mines and Energy may extend electricity distribution concessions covered under Article 7 of Law No. 12783, of January 11, 2013, for thirty years, aimed at meeting the following criteria:

I - efficiency with respect to quality of service provided;

II - efficiency with respect to economic and financial management;

III - operational and economic rationality; and

IV - sliding scale rates.

§ 1. The extension of electricity distribution concessions will depend on the express acceptance by the utility company of the conditions established in the concession agreement or addendum to the concession agreement.

§ 2. The efficiency related to quality of service provided, referred to in Section I of the heading, will be measured by indicators that consider the frequency and average duration of interruptions of public electricity distribution services.

§ 3. The efficiency related to economic  and financial management, referred to in Section II of the heading, will be measured by indicators that examine the ability of the utility company to honor its economic and financial commitments in a sustainable manner.

§ 4. Compliance with the criteria set forth in Sections I and II of the heading must be attained by the utility company within five years, as of the calendar year following the signing date of the concession agreement or addendum, where annual targets defined by trajectories of constant improvement must be achieved, established according to the higher figure among the limits to be defined by the National Electricity Regulatory Agency (ANEEL) and indicators calculated for each utility company in the calendar year preceding the signing of the concession agreement or addendum.

§ 5. It is the responsibility of ANEEL to investigate and disclose whether the annual targets referred to in § 4 were achieved.

§ 6. Compliance with the criterion of operational and economic rationality, referred to in Section III of the heading, by utility companies whose markets are less than 500 GWh/year, shall take into account technical, economic and operational parameters and the structure of the markets served by utility companies of the same size and condition, subject to the other provisions of applicable laws and regulations, observing:

I - the discount on the Distribution System Use Tariff, granted by suppliers to those it supplies, will be reduced at the rate of twenty percent per year after extension of the concession; and

II - five years after extension of the concession, any changes in the tariffs arising from the application of the aforementioned technical, economic and operational parameters will occur progressively, according to the normal tariff review processes.

§ 7. Compliance with the criterion of sliding-scale rates, referred to in Section IV of the heading, will be in accordance with the provisions of Article 3 of Law No. 9427, of December 26, 1996, and Section VII of the heading of Article 13 of Law No. 10438, of April 26, 2002.

§ 8. No differentiated tariff treatment will be applied based on the conditions required for extension of the concessions.

Article 2: ANEEL will define the draft of the concession agreement or addendum which will include the conditions set forth in this Decree.

Sole paragraph. The concession agreement or addendum will contain clauses which:

I - ensure the economic and financial sustainability of the utility companies and specify guidelines to strengthen corporate governance and minimum economic and financial indicator parameters, including the capital contribution obligation by controlling shareholders; and

II - establish mechanisms aimed at energy efficiency and modernization of facilities.

Article 3: Failure to comply with the annual targets in § 4 of Article 1 may result in capital contribution obligations by the controlling shareholders of the utility company.

Article 4:  Default by the utility company arising from non-fulfillment of one of the annual targets referred to in § 4 of Article 1 for two consecutive years or any of these targets at the end of the five-year period will result in termination of the concession, subject to the provisions of this article and the concession agreement or addendum.

§ 1 The utility company may submit a plan to transfer corporate control as an alternative to termination of the concession.

§ 2 The corporate control transfer plan must demonstrate the feasibility of the change in control, as well as the benefit of this measure for the provision of adequate service.

§ 3. Approval of the corporate control transfer plan by ANEEL will suspend the concession termination process.

§ 4. The transfer of corporate control must be completed within twelve months, renewable for the same length of time with a proven justification, and will give rise to the closing of the concession termination process.

§ 5 If it is verified that the corporate control transfer plan by the utility company was not executed or was not approved by ANEEL, the concession termination process will be resumed, and it will be the responsibility of ANEEL to file proceedings and forward the case to the Ministry of Mines and Energy, along with its position.

Article 5: Electricity distribution concessions that were not renewed or have been terminated will be tendered pursuant to Law 12783, of 2013, by ANEEL, in accordance with the guidelines from the Ministry of Mines and Energy.

§ 1. Tenders will be accepted without previous reversal of assets.

§ 2 The compensation to be paid to the former utility company, depending on the value of the investments of not yet depreciated reversible assets, will be calculated by ANEEL based on Replacement Cost New (RCN) and will take into account accumulated depreciation as of the startup date of the facility, in accordance with the criteria of the Electricity Sector Accounting Manual (MCSE).

Article 6: In order to ensure adequate provision of electricity distribution services, ANEEL may intervene pursuant to Law No. 12767, of December 27, 2012, until the conclusion of the tender process referred to in Article 5.

Article 7: ANEEL is responsible to support the concession extension processes referred to in this Decree with drafts of the concession agreement or addendum and forward them to the Ministry of Mines and Energy for its decision as to the extension.

§ 1 In terms of the forwarding referred to in the heading, ANEEL will observe the provisions of Article 2 of Decree No. 7805, of September 14, 2012.

§ 2. After the decision of the Ministry of Mines and Energy to extend the concession, the utility company will have thirty days, as of the convocation date, to sign the concession agreement or addendum.

Article 8: The criteria for regrouping of concession areas served by jointly controlled electricity distribution utilities, pursuant to Article 4b of Law No. 9074, of July 7, 1995, including the tariff treatment of the new concession area, will be defined in an act by ANEEL.

Article 9: This Decree will go into effect on the date of its publication.

Brasília - June 2, 2015; 194th year of Independence and 127th year of the Republic

DILMA ROUSSEFF
Eduardo Braga

This text does not replace the one published in the Official Federal Gazette of June 3, 2015

48330.003221/2015-00

Ministry of Mines and Energy

Executive Secretariat

Esplanada dos Ministérios, Bloco “U”, 7th Floor, Room 705

70065-900 – Brasília - DF

61 2032-5011 / secex@mme.gov.br

Circular Memorandum No. 3/2015-SE-MME

Brasília, November 5, 2015.

Legal representatives

Electricity Distribution Utilities

Subject: New Concession Agreements for Provision of Electricity Distribution Services.

To whom it may concern,

1.                    We hereby inform you that the following was published on the website of the Brazilian Electricity Regulatory Agency (ANEEL): Ruling of the General Director No. 3540, of October 20, 2015, in relation to Public Hearing No. 038/2015, along with the draft of the Electricity Distribution Concession Agreement to extend the terms of the concession pursuant to Law No. 12783, of January 11, 2013, and Decrees No. 7805, of September 14, 2012, and No.8461, of June 2015.

2.                   The Utilities that need to submit the Concession Agreement to the Extraordinary Shareholders' Meeting, pursuant to Law No. 6404, of December 15, 1976, can do so, based on the aforementioned draft of the Concession Agreement and on the respective established annual limits for compliance with the criteria set forth in Sections I and II of the heading of Article 1 of Decree No. 8461, of 2015, contained in Appendix II of Technical Note No. 0335/2015-SCT-SFE-SFF-SRD- SRM/ANEEL, of September 2015, available on the website of the Brazilian Electricity Regulatory Agency (ANEEL) in the documents related to Public Hearing No. 038/2015.

3.                     The convocation for signing the Agreements, pursuant to § 2, Article 8 of Decree No.

8461/2015, will occur in the next few weeks. The Utilities whose concessions were not extended will be entitled to indemnification, pursuant to § 2º of Article 8 of Law No. 12783/2013, in accordance with Ruling No. 3541, of October 20, 2015, from ANEEL.

Sincerely,

LUIZ EDUARDO BARATA FERREIRA

Executive Secretary

APPDENDIX  I – List of  the representatives and contact information

             Eduardo Knorr Director

Hidroelétrica Panambi S.A.

Rua 7 de Setembro, 918 - Downtown

98.280-000 - Panambi - RS

MARIZA STIVANIN BOZZETTO CEO

Nova Palma Energia Ltda.

Av. Vicente Pigatto, 1.049 – P.O. Box 01

97.220-000 - Faxinal do Soturno - RS

RODRIGO MOREIRA CEO

Boa Vista Energia S.A

Av. Capitão. Ene Garcez, 691 - Downtown

69.301-160 -  Boa Vista - RR

ANTÔNIO CARLOS FARIAS DE PAIVA   CEO

Amazonas Distribuidora de Energia S.A

Av. Sete de Setembro, 2.414 - Cachoeirinha

69.005-141 - Manaus - AM

CÍCERO VLADIMIR DE ABREU CAVALCANTE CEO

CEAL - Companhia Energética de Alagoas

Av. Fernandes Lima, 3.349 - Farol

57.057-000 - Maceió - AL

RICARDO ALEXANDRE XAVIER GOMES CEO

Eletroacre - Companhia de Eletricidade do Acre

Rua Valério Magalhães, 226 - Bosque

69.900-685 - Rio Branco - AC

LUIZ MARCELO REIS DE CARVALHO CEO

CERON - Centrais Elétricas de Rondônia S.A Av. Imigrantes, 4.137 – Industrial Sector

76.821-063 - Porto Velho - RO

MARCELINO DA CUNHA MACHADO NETO

CEO

CEPISA - Companhia Energética do Piauí

Av. Maranhão, 759 - Downtown-South

64.001-010 - Teresina - PI

ERINEU CLOVIS XAVIER CEO

Eletrocar - Centrais Elétricas de Carazinho S.A. Av. Pátria, 1351 - Sommer

99.500-000 - Carazinho - RS

SINVAL ZAIDAN GAMA CEO

CELG-D - Celg Distribuição S.A.

Rua 02 - Quadra A-37 – No. 505 - Ed. Gileno Godói  - Jardim Goiás

74.805-180 - Goiânia -GO

IVAN SANTOS LEITE CEO

SULGIPE - Companhia Sul Sergipana de Eletricidade

Rua Capitão Salomão, No. 314 - Downtown

49.200-000 - Estância - SE

PAULO DE TARSO P. MACHADO CEO

CEEE-D - Companhia Estadual de Distribuição de Energia Elétrica

Av. Joaquim Porto Villanova, 201 - Building A1 - Room 720 - Jardim Carvalho

91.410400 - Porto Alegre - RS

FÁBIO BERGER CEO

FORCEL - Força e Luz Coronel Vivida Ltda. Av. Generoso Marques, 599 2nd Floor - Downtown

85.550-000 - Coronel Vivida - PR

ARI JOAQUIM DA SILVA CEO

CEB Distribuição S.A

SIA - Área de Serviços Publico Lote C Bloco E Industry and Supply Sector

71.215-902 - Brasília - DF

CLEVERSON SIEWERT CEO

Celesc Distribuição S.A.

Av. Itamarati, 160 - Blocos A1, B1 and B2 - Itacorubi

88.034-900 - Florianópolis - SC

JOAQUIM SALLES LEITE FILHO CEO

Iguaçu Distribuidora de Energia Elétrica Ltda. Rua Pedroso Alvarenga No. 1.221 – 6th Floor

04531012 – São Paulo - SP

JOÃO DEOM PEREIRA CEO

DME DISTRIBUIÇÃO S.A - DMED R. Pernambuco,265,

37.701-021 - Poços de Caldas - MG

LUIZ FERNANDO LEONE VIANA CEO

Copel Distribuição S.A

Rua Coronel Dulcidio 800 - Betel

80.420170 - Curitiba - PR

RICARDO DE PINA MARTIN CEO

CHESP - Companhia Hidroelétrica São Patrício

Av. Presidente Vargas, 618 - Downtown

76300000 - Ceres - GO

GABRIEL ALVES PEREIRA JUNIOR CEO

Energisa Nova Friburgo - Distribuidora de Energia S.A. Praça Rui Barbosa, 80 - Downtown

36.770-901 - Cataguases - MG

GABRIEL ALVES PEREIRA JUNIOR CEO

Energisa Minas Gerais - Distribuidora de Energia S.A. Praça Rui Barbosa, 80 - Downtown

36.770-901 – Cataguases - MG

VICTOR CESA CEO

Empresa Força e Luz João Cesa Ltda. Rua José do Patrocínio, 56  - Downtown

88.860-000 - Siderópolis - SC

ROGÉRIO NICHELE ROCHA CEO

Empresa Força e Luz Urussanga Ltda. Rua Siqueira Campos, No. 254 - Downtown

88840000 - Urussanga - SC

GABRIEL ALVES PEREIRA JUNIOR CEO

Companhia Força e Luz do Oeste

Rodovia SP 425, km 455 + 600 meters.

19.053-680 – Presidente Prudente - SP

WILSON FERREIRA JUNIOR CEO

Companhia Luz e Força Santa Cruz

Rodovia engenheiro Miguel – Noel Nascente Burnier – km 2.5 – Jardim Santana

13088-900 – Campina - SP.

ARTHUR ARPINI COUTINHO CEO

Empresa Luz e Força Santa Maria S.A. Av. Angelo Giuberti, 385 - Esplanada

29.702-900 - Colatina - ES

WILSON FERREIRA JUNIOR CEO

Companhia Sul Paulista de Energia Elétrica

Rodovia Engenheiro Miguel – Noel Nascente Burnier – km 2.5 – Jardim Santana

13.088-900 – Campina - SP.

WILSON FERREIRA JUNIOR CEO

Companhia Leste Paulista de Energia Elétrica

Rodovia Engenheiro Miguel – Noel Nascente Burnier – km 2.5 – Jardim Santana

13.088-900 – Campina - SP.

WILSON FERREIRA JUNIOR CEO

Companhia Luz e Força Mococa

Rodovia Engenheiro Miguel – Noel Nascente Burnier – km 2.5 – Jardim Santana

13.088-900 – Campina - SP.

WILSON FERREIRA JUNIOR CEO

Companhia Nacional de Energia Elétrica

Rodovia Engenheiro Miguel – Noel Nascente Burnier – km 2.5 – Jardim Santana

13.088-900 – Campina - SP.

WILSON FERREIRA JUNIOR CEO

Companhia Jaguari de Energia

Rodovia Engenheiro Miguel – Noel Nascente Burnier – km 2.5 – Jardim Santana

13.088-900 – Campinas - SP.

GABRIEL ALVES PEREIRA JUNIOR CEO

Empresa de Eletricidade Vale Paranapanema S.A Rodovia SP 425, km 455 + 600 meters.

19.053-680 – Presidente Prudente - SP

GABRIEL ALVES PEREIRA JUNIOR CEO

CAIUÁ - Distribuição de Energia S.A Rodovia SP 425, km 455 + 600 meters.

19.053-680 – Presidente Prudente - SP

GABRIEL ALVES PEREIRA JUNIOR CEO

Empresa Elétrica Bragantina S.A. Rodovia SP 425, km 455 + 600 meters.

19.053-680 – Presidente Prudente - SP

EMIDIO PIANARO CEO

COCEL - Companhia Campolarguense de Energia

Rua Rui Barbosa, 520

83.601-140 - Campo Largo - PR

ANGELO DO CARMO CEO

CEA - Companhia de Eletricidade do Amapá

Av. Padre Júlio Maria Lombaerd, 1.900  - Santa Rita

68.900-030 - Macapá - AP

JORGE RODRIGUES CEO

COOPERALIANÇA - Cooperativa Aliança

Rua Ipiranga, 333 - Downtown

88.820-000 - Içara - SC

AGÊNCIA NACIONAL DE ENERGIA ELÉTRICA – ANEEL (The National Electric Energy Agency)

CIRCULAR No. 3.540, OF OCTOBER 20, 2015

Vote

THE MANAGING DIRECTOR OF AGÊNCIA NACIONAL DE ENERGIA ELÉTRICA - ANEEL, using his regimental power, in view of the resolution of the Executive Board and of the provisions contained in the Case-file no. 48500.005766/2012-18, decides: (i) to approve the draft of the additive term of the concession contract of the electric energy distributors listed in the annex, in order to extend the concessions pursuant to Decree no 8.461, of 2015; (ii) to forward the processes listed in the annex, contemplating the drafts of the additive term or concession contract, to the Ministry of Mines and Energy - MME recommending the extension of the concessions pursuant to Decree no 8.461, of 2015; and (iii) to forward to the MME process no. 48500.005465/2012-94, concerning Companhia Energética de Roraima - CERR (Energy Company of Roraima), recommending the non-extension of the concession, in accordance with Technical Note no.

0345/2015- SCT/SFF/SFG/SRD/SRM/ANEEL due to not meeting the terms for the extension provisioned in art. 7 of Law no. 12.783/2013.

ROMEU DONIZETE RUFINO

This text does not replace the one published in the D.O. (Official Gazette) of 10.26.2015, section 1, p. 100, v. 152, n. 204.

List of the processes, contemplating the drafts of the additive term or concession contract, with recommendation to grant the extension of the concessions pursuant to Decree no. 8.461, of 2015.
	Distribution Concessionaire	State	Contract Number	Process Number	Term
Additive
1	Hidroéletrica Panambí S/A - HIDROPAN	RS	086/2000-ANEEL	48500.00005/1999-13	Fifth
2	Usina Hidroelétrica Nova Palma Ltda.	RS	107/2001-ANEEL	48500.004053/2012-37	Fifth
3	Boa Vista Energia S/A - Boa Vista	RR	21/2001-ANEEL	48500.003891/2012-93	Fifth
4	Amazonas Distribuidora de Energia S/A.	AM	20/2001/-ANEEL	48500.0038152012-88	Fifth
5	Cia Energética de Alagoas - CEAL	AL	07/2001-ANEEL	48500.003812/2012-44	Fourth
6	Cia de Eletricidade do Acre - ELETROACRE	AC	06/2001-ANEEL	48500.003692/2012-85	Fourth
7	Centrais Elétricas de Rondônia S/A - CERON	RO	05/2001-ANEEL	48500.004103/2012-86	Fourth
8	Cia Energética do Piauí - CEPISA	PI	04/2001-ANEEL	48500.003691/2012-31	Fourth
9	Centrais Elétricas de Carazinho - ELETROCAR	RS	84/2000-ANEEL	48500.004000/2012-16	Fourth
10	CELG Distribuição S/A	GO	63/2000-ANEEL	48500/004101/2012-97	Fifth
11	Cia Sul Sergipana de Eletricidade - SULGIPE	SE	91/1999-ANEEL	48500.002161/2012-75	Fourth
12	Cia Estadual de Distribuição de Energia Elétrica - CEEE-D	RS	81/1999-ANEEL	48500.003980/2012-30	Fourth
13	Força e Luz Coronel Vivida - FORCEL	PR	69/1999-ANEEL	48500.004106/2012-10	Fifth
14	CEB Distribuição S.A.	DF	66/1999-ANEEL	48500.001613/1998-73 48500.003977/2012-16	Fifth
15	CELESC Distribuição S/A	SC	56/1999-ANEEL	48500.003978/2012-61	Fifth
16	Iguaçu Distribuidora de Energia Elétrica Ltda.	SC	50/1999-ANEEL	48500.004102/2012-31	Fifth
17	DME Distribuição S.A. - DMED	MG	49/1999-ANEEL	48500.002267/2012-79	Sixth
18	COPEL Distribuição S/A	PR	46/1999-ANEEL	48500.003468/2012-93	Fifth
19	Cia Hidroelétrica São Patrício - CHESP	GO	44/1999-ANEEL	48500.003684/2012-39	Fourth
20	ENERGISA Nova Friburgo-Distribuidora de Energia S/A	RJ	42/1999-ANEEL	48500.003683/2012-94	Fifth
21	ENERGISA Minas Gerais -Distribuidora de Energia S/A	MG	40/1999-ANEEL	48500.003681/2012-03	Fifth
22	Empresa Força e Luz João Cesa Ltda. - JOÃO CESA	SC	26/1999-ANEEL	48500.003737/2012-11	Fifth
23	Empresa Força e Luz Urussanga Ltda.- EFLUL	SC	25/1999-ANEEL	48500.003981/2012-84	Fifth
24	Cia Força e Luz do Oeste - CFLO	PR	22/1999/ANEEL	48500.002270/2012-92	Fifth
25	Cia Luz e Força Santa Cruz - CLFSC	SP	21/1999-ANEEL	48500.003983/2012-73	Fifth
26	Empresa Luz e Força Santa Maria S/A - ELFSM	ES	20/1999-ANEEL	48500.002851/2012-24	Sixth

27	Cia Sul Paulista de Energia Elétrica	SP	19/1999-ANEEL	48500.003970/2012-02	Fifth

List of processes, contemplating the draft of the additive term or concession contract, with recommendation of grants to extend the concession pursuant to Decree no 8.461, of 2015, and of Sub-module 7.3 of the PRORET

	Distribution Concessionaire	State	Contract Number	Process Number	Term Additive
28	Cia Leste Paulista de Energia	SP	18/1999-ANEEL	48.500.003951/2012-78	Sixth
29	Cia Luz e Força Mococa - CLFM	SP	17/1999-ANEEL	48500.003982/2012-29	Fifth
30	Cia Nacional de Energia Elétrica - CNEE	SP	16/1999-ANEEL	48500.002271/2012-37	Fourth
31	Cia Jaguari de Energia - CJE	SP	15/1999-ANEEL	48500.003984/2012-18	Fifth
32	Empresa de Eletricidade Vale Paranapanema S/A - EEVP	SP	14/1999-ANEEL	48500.992266/2012-24	Fourth
33	Caiuá - Serviços de Eletricidade S/A - CAIUÁ	SP	13/1999-ANEEL	48500.002269/2012-68	Fourth
34	Empresa Elétrica Bragantina S/A. - EEB	SP	12/1999-ANEEL	48500.002268/2012-13	Fourth
35	Cia Campolarguense de Energia - COCEL	PR	27/1998-ANEEL	48500.003252/2012-28	Fifth
36	Cia de Eletricidade do Amapá - CEA *	AP		48500.005466/2012-39
37	Cooperativa Aliança - COOPERALIANÇA	SC	145/2002-ANEEL	48500.003252/2012-28	Fifth
38	CEMIG Distribuição S/A	MG	002/1997-ANEEL	48500.005468/2012-28	Fifth
			003/1997-ANEEL	48500.005473/2012-31
			004/1997-ANEEL	48500.005467/2012-83
			005/1997-ANEEL	48500.005474/2012-85
39	Departamento Municipal de Energia de Ijuí - DEMEI	RS	85/2000-ANEEL	48500.005406/2012-16	Fourth
40	Muxfeldt, Marin & Cia Ltda. - MUXFELDT	RS	87/2000-ANEEL	48500.005472/2012-96	Fourth
* Without a concession contract

XXXXXXX AMENDMENT

TO THE PUBLIC CONCESSION CONTRACT

FOR POWER UTILITIES No XXXX/XXXX-ANEEL

[NAME OF POWER UTILITIES]

ÍNDICE

CLAUSE ONE – SUBJECT MATTER	2
CLAUSE TWO – PUBLIC CONCESSION CONDITIONS	3
CLAUSE THREE – POWER UTILITIES OBLIGATIONS AND DUTIES	4
CLAUSE FOUR – POWER UTILITIES PRERROGATIVES	5
CLAUSE FIVE – EXPANSION AND ADDITIONS TO ELECTRIC POWER SYSTEMS	7
CLAUSE SIX – TARIFFS APPLICABLE TO SERVICE RENDERING	7
CLAUSE SEVEN – ECONOMIC AND FINANCIAL SUSTAINABILITY	13
CLAUSE EIGHT – CORPORATE GOVERNANCE AND TRANSPARENCY	14
CLAUSE NINE – SERVICE SURVEILLANCE	15
CLAUSE TEN – PENALITIES	16
CLAUSE ELEVEN – INTERVENTION IN THE CONCESSION	17
CLAUSE TWELVE – END OF CONCESSION AND REVERSION OF ASSOCIATED ASSETS AND
FACILITIES	17
CLAUSE THIRTEEN – OBLIGATIONS OF THE CONTROLLING PARTNER	20
CLAUSE FOURTEEN – AMICABLE PROBLEM SOLVING AND JURISDICTION OF THE
CONTRACT	21
CLAUSE FIFTEEN – DELEGATION OF AUTHORITY	21
CLAUSE SIXTEEN – OTHER PROVISIONS	22
CLAUSE SEVENTEEN – AMENDMENT PUBLICATION AND REGISTRATION	22
CLAUSE EIGHTEEN – CONDITIONS FOR EXTENSION	22

.

File nº xxxxx.xxxxxx/xxxx-xx

XXXXXXXXXX AMENDMENT TO THE CONCESSION CONTRACT Nº XXX/XXX-(MME DNAEE ANEEL) FOR DISTRIBUTION OF ELECTRIC POWER ENTERED BY AND BETWEEN THE FEDERAL GOVERNMENT AND THE POWER UTILITIES XXXXXXXXX.

FEDERAL GOVERNMENT, hereinafter called the GRANTING AUTHORITY, as empowered by article 21, section XII, item “b”, of the Federal Constitution, under the terms of art. 3-A of Law 9.427, of 26 December 1996, via the Ministry of Mines and Energy (MME), hereunder referred to as MME, registered with CNPJ nº 37.115.383/0001-53, having its principal place of business at Esplanada dos Ministérios, Bloco U, CEP 70.065-900, Brasília, Federal District, represented by the State Minister of Mines and Energy Mr. CARLOS EDUARDO DE SOUZA BRAGA and POWER DISTRIBUTION COMPANY XXXXXXXXXXX, having its headquarters in [CITY], in [STATE], at [ADDRESS], registered with CNPJ/MF nº [CNPJ], holding the status of Power Utility Company, hereinafter referred to as POWER UTILITIES, hereby represented according to its By-Laws by its Director-President [NAME], registered with CPF nº [NRO CPF], and by its Director [NAME], registered with CPF nº [NRO CPF], with the participation and  approval of XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX, [TYPE OF PARTERNERSHIP], having its headquarters in [CITY], in [STATE], at [ADDRESS], registered with CNPJ/MF nº [CNPJ], according with its By-Laws, represented by its Director-President, [NAME], register with CPF nº [NRO CPF], and by its Director [NAME], registered with CPF nº [NRO CPF], hereunder referred to as CONTROLLING SHAREHOLDER, considering the terms set forth under Law 12.783, of 11 January 2013, Decree 7.805, of 14 September 2012, of Decree 8.461, of 2 June 2015 and Administrative Rule nº<XXX>, of DDMMYYYY of the Ministry of Mines and Energy, agree to the following XXXXXXX AMENDMENT TO THE CONCESSION CONTRACT no XXX/XXXX-[ANEEL/DNAEE], as per the following Clauses:

CLAUSE ONE – SUBJECT MATTER

The subject matter of this AMENDMENT is to formalize the extension of the PUBLIC CONCESSION CONTRACT FOR POWER UTILITIES no. XXX/XXXX-(ANEEL – DNAEE) by 7 July 2045, as set forth under Administrative Rule of the Ministry of Mines and Energy no. XXX/MME, of DDMMYYYY, based on Law 12.783, of 11 January 2013, Decree 7.805, of 14 September 2012 and Decree 8.461, of 2 June 2015.

Sole Paragraph – Contract XXX/XXXX regulates the operation of the public concession contract for power utilities within the scope of concession owned by the POWER UTILITIES, in the areas of Municipalities regrouped and broken down in Appendix I under this AMENDMENT.

Sub-Clause One – The operation of public concession contract for power utilities is an individually granted concession for the area mentioned in Appendix I under this AMENDMENT, for all normative and contractual purposes, and particularly for the case of any intervention, expiry statement, expropriation or other forms of termination.

Sub-Clause Two – Transmission facilities within the scope of the power utility can be deemed as part of the power utility concession, as set forth under ANEEL regulation.

Sub-Clause Three – Respected contracts in effect, the granting of public concession contract for power utilities regulated under this Contract does give the POWER UTILITIES rights to exclusiveness in relation to its consumers of power, which with the force of Law may acquire power from another supplier.

Sub-Clause Four – The granting of the public concession contract for power utilities regulated under this Contract does not grant exclusive rights to operate within the areas where ANEEL identifies the actual operation of rural power cooperatives.

Sub-Clause Five – POWER UTILITIES agrees that the execution of the public concession contract for power utilities, which it owns, be performed as a priority public utility function, undertaking to only carrying out other business activities that favor tariff moderateness under the terms and regulations provided for under ANEEL legislation and regulation.

Sub-Clause Six – Any norm, instruction, regulation or determination, general in nature and applicable to public service providers for power utilities when issued by GRANTING AUTHORITY or by ANEEL, will be automatically applicable to the subject matter of the concession contracted hereunder, which will be governed by the POWER UTILITIES as part of the implicit conditions of this Contract, complying with provisions under Sub-Clause Seventeenof Clause Six.

Sub-Clause Seven – The POWER UTILITIES will assign or incorporate, as determined by the GRANTING AUTHORITY or ANEEL, assets ensuing from other concessions or agents from the power sector.

CLAUSE TWO – PUBLIC CONCESSION CONDITIONS

In terms of the execution of the public concession contract for power utilities referred to in this Contract, the POWER UTILITIES undertakes to provide adequate service, having complete freedom to manage its business, investments, personnel, goods and technology, in compliance with provisions under this   Contract and legal and regulatory laws, as well as instructions and determinations by the GRANTING AUTHORITY .and ANEEL.

Sub-Clause One – POWER UTILITIES undertakes to use adequate technology and operating methods, goods, equipment and facilities, where when Brazilian technical norms are complied with ensure the proper delivery of power distribution service, including the safety of people and facilities, as provided for under sector norms.

Sub-Clause Two – Rendering the adequate service implies the adoption of best sector practices and the applicable norms, notably in terms of operation, maintenance and planning of the power system and the updating of facilities.

Sub-Clause Three – POWER UTILITIES will supply stakeholders who wish to receive the granted service under the terms and conditions set forth under contracts and ANEEL regulation, where all users will be treated equally.

Sub-Clause Four – The interruption of the power distribution service will take place due to technical or safety reasons, or yet, for non-payment of the user, considering the collective interest, as set forth under ANEEL regulation.

Sub-Clause Five – During the operation of the public concession contract for power utilities that is the subject matter of this Contract, POWER UTILITIES will observe the egalitarian treatment of its consumers, including in relation to tariff, as set forth under ANEEL regulation.

Sub-Clause Six – POWER UTILITIES undertake to comply with quality norms set forth by ANEEL.

Sub-Clause Seven – Failure to comply with quality standards set forth by ANEEL may oblige POWER UTILITIES to compensate consumers for the poor quality of power services provided, as set forth under ANEEL regulation, without prejudice to any foreseen penalties.

Sub-Clause Eight – Failure to comply with annual global collective continuity indicator limits for two consecutive years or three times over a five-year period, as set forth by ANEEL mayresult in the non-distribution of dividends or payment of interest on net equityuntil regulatory parameters are restored, in compliance with Item I of Sub-Clause One of Clause Seven.

Sole Paragraph – During the last five years of contract life, in order to ensure that services are duly provided by the POWER UTILITIES, provision under this Sub-Clause will apply in case of failure to comply with global annual limits for collective continuity indicators.

Sub-Clause Nine – POWER UTILITIES undertake to create and maintain an updated maintenance plan for the power utility facilities, establishing when and what maintenance activities meet with technical specifications of equipment and proper delivery of service, to be provided to ANEEL whenever requested.

Sub-Clause Ten – POWER UTILITIES undertake to comply with the goals to universalize power distribution service, as set forth under ANEEL regulation.

Sub-Clause Eleven – POWER UTILITIES undertakes to comply with provisions set forth in the consumer legislation, in relation to the public concession contract for power utilities.

CLAUSE THREE – POWER UTILITIES OBLIGATIONS AND DUTIES

Further to other legal and regulatory norms in effect, and other provisions under this Contract, the POWER UTILITIESshall undertake the following obligations:

I.        To operate and maintain the facilities in order to ensure continuous and efficient supply, the safety of people and preservation of assets and facilities.

II.      To organize and maintain the control of assets and facilities associated to the concession, safeguarding its integrity and ensuring those that are technically essential to guarantee the reliability of the electrical power system are continuously and properly guaranteed by insurance;

III.    To be accountable for the management of energy distribution service granted, in the periodicity and form

Predicted in sector norms.

IV.    To comply with the environmental protection legislation, and to take the consequences for any breech thereof.

V.      To ensure stakeholders, as provided by law and regulation, free access to its grids, in accordance with the general conditions and tariffs determined by ANEEL.

VI.    To participate, as the case may be, in the Electric Power Trade Chamber (CCEE) and the Electric System National Operator (ONS), under conditions provided for under the ONS By-Laws and the Power Trade Conventions, subject to laws and procedures set forth by those entities.

VII.  To maintain its documents accessible for auditing, in compliance with the norms in effect.

VIII.           To install, at its sole expense, voltage monitoring and control equipment required to ensure service quality, including those requested by the Electric System National Operator.

IX.    To adopt solutions ensuing from the planning of the operation of the National Interconnected System (SIN), especially those related to the Special Protection Systems (SEP).

X.      To carry out together with power transmission stations the necessary studies and adjustments to ensure the good performance of protection systems at the boundaries of the Basic SIN Grid.

XI.    To share infrastructure with other public service providers, complying with safety conditions, egalitarian treatment and seeking cost reduction for society.

XII.             To render accounts to the users on a regular basis of the management of the public concession contract for power utilities

XIII.           To submit to the prior agreement of ANEEL, under the norms and conditions provided for under the sector norms:

a)                         The alienation, assignment, concession, transfer, pledge or termination of assists associated to the granted public service

b)                         Concession or controlling interest transfer.

XIV.           To be committed to the reduction of electrical loss, according to ANEEL regulation, even being subject to penalties for noncompliance;

Sub-Clause One – It is the POWER UTILITIES’s responsibility to attract, invest and manage financial resources necessary for the proper execution of the public concession contract for power utilities regulated under this Contract.

Sub-Clause Two – POWER UTILITIES is obliged to invest, according to the norms in effect, a portion of its net operating income in research and development of the power sector and in end-use energy efficiency programs.

Sub-Clause Three – Upon the hiring of services and the acquisition of goods and equipment associated to the service subject matter under this Contract, POWER UTILITIES will consider offers made by domestic suppliers that operate in the respective segment, and where there is equivalence between offers in terms of price, time of delivery and compliance with technical specifications, it undertakes to ensure giving preference to companies established under Brazilian laws and headquartered and managed in Brazil.

Sub-Clause Four – During the execution of the granted service, POWER UTILITIES will be responsible for bearing the burden of any loss perpetrated to the GRANTING AUTHORITY, to the users if their services or to third parties, where the monitoring made by the oversight authority will not waive or attenuate this responsibility.

CLAUSE FOUR – POWER UTILITIES PRERROGATIVES

As well as other rights ensuing from legal norms and regulations in effect and other provisions under this Contract, POWER UTILITIES prerogatives inherent to the concession are:

I.                    Use for unspecified duration, public domain land and open highways, roads or access pathways and easements necessary to execute the service, which are subject to sector norms.

II.                  To expropriate and establish administrative easements on public use assets, necessary to execute the services or service-related work, bearing the burden of paying the corresponding compensation, where applicable, as well as the burden of proper maintenance.

III.    To open roads and implement telecommunication systems, without prejudice to third parties, for the exclusive use of executing the service, in compliance with sector norms.

IV. To establish power lines and grids, as well as other equipment and facilities related to public power distribution service, in order to meet consumer needsin the concession area.

Sub-Clause One – Prerogatives ensuing from executing the service that is the subject matter of this Contract do not grant immunity or tax exemptions to the POWER UTILITIES, except in situations expressly provided for under the Law.

Sub-Clause Two – Prerogatives ensuing from this Contract and granted to POWER UTILITIES will not affect third party rights and the rights of users of the public concession contract for power utilities, which are expressly ensured.

Sub-Clause Three – POWER UTILITIES may contract third parties to develop activities that are inherent or complementary to the granted service, as well as implement related projects, provided:

I.        Such contracts are governed by private entity laws, except when the pertinent legal provisions pertain to Public Administration.

II.      Such contracts do not establish any type of legal relationship between third parties hired by the POWER UTILITIES and the GRANTING AUTHORITY or ANEEL.

III.    The execution of outsourced activities does not exclude and therefore assumes compliance with norms that govern the execution of the granted service.

Sub-Clause Four –As per provision underart. 1 of Decree 4.932, of 23 December 2003, based on item "e" of art. 151 of Decree 24.643, of 10 July 1934, under art. 28 of Law 9.427, of 26 December 1996, in section XXXIV, art. 40, Appendix I, of Decree 2.335, of 6 October1997, the POWER UTILITIES is authorized to carry out geological and topographic surveys, as deemed necessary to design the plan for distribution facilities.

Sub-Clause Five –As perLaw 6.712, of 5 November 1979, authorization mentioned in the previousSub-Clause grants to the Power Utility the competence and right to carry out field surveys at private properties located along the route of Distribution lines.

Sub-Clause Six –Authorization mentioned in both previous Sub-Clauses does not exempt power utility from immediate repair to any eventual damage made to properties located along the route of Distribution lines ensuing from authorized studies.

CLAUSE FIVE – EXPANSION AND ADDITIONS TO ELECTRIC POWER SYSTEMS

POWER UTILITIES undertakes to meet the demands of the granted service, including the implementation of new facilities, the expansion and modification of existing ones, as well as ensuring that the present and future energy market will have their needs met.

Sub-Clause One – New facilities, additions and modifications to existing facilities, including transmission within its own area of distribution, will comply with specific legal procedures and the norms set forth by the GRANTING AUTHORITY .and ANEEL, and will be incorporated to the concession, and will be governed by provisions under this Contract and by legal norms and regulations of the public concession contract for power utilities.

Sub-Clause Two – It is the POWER UTILITIES’s responsibility to plan the expansion and addition to the distribution system, in compliance with the lower global cost criterion for the power system, and taking into account integration possibilities with other distribution and transmission systems.

Sub-Clause Three – It is the POWER UTILITIES’s responsibility to carry out in accordance with the power sector planning of the supplying of power to other power utilities and the required interconnections.

Sub-Clause Four – It is the POWER UTILITIES’s responsibility to subsidize and participate in the power sector planning and creation of expansion plans and studies for the Brazilian National Power System, implementing the works for which it is responsible and ensuring compliance in its area of concession with the ensuing technical and administrative determinations.

CLAUSE SIX – TARIFFS APPLICABLE TO SERVICE REDERING

For the execution of the public concession contract for power utilities granted by this Contract, the POWER UTILITIES will charge the tariffs approved by ANEEL.

Sub-Clause One – POWER UTILITIES recognizes that tariffs in effect on the date when this AMENDMENT is entered, together with the rules for Tariff Repositioning are sufficient to ensure the adequate supply of the service and to maintain the economic-financial balance of this Contract.

Sub-Clause Two – Tariff Repositioning is the breaking down of “Required Income” into tariffs that will be charged from the user, and comprises the following mechanisms provided for under this Clause: tariff readjustment, ordinary tariff revision and extraordinary tariff revision.

Sub-Clause Three –For the purpose of Tariff Repositioning, Required Income will not include the following taxes: PIS/PASEB (Social Integration Program – Civil Servant Savings Program), COFINS (Social Security Financing Tax) and ICMS (State Value Added Tax), and will be divided into two parts:

Portion A: Portion of income corresponding to the following cost items: i. “Sector Charges”; ii. “Purchased Power”; iii. Connection and Use of Power Transmission and/or Distribution Installations Costs; and iv. Irrecoverable Income.

Portion B: Portion of income associated with operating and efficient capital including depreciation expenses of the power distribution segment, as set forth under ANEEL regulation.

Where:

Portion A – Sector Charges: Portion of POWER UTILITIES income earmarked to meet the obligations associated with the Power Services Surveillance Tax (TFSEE); with the Electric System National Operator (ONS); with the Financial Compensation for the Use of Water Resources (CFURH) for power generation purposes, where applicable; with the System Service Charges (ESS), with the Energy Development Account (CDE); with Research and Development (P&D); with the Energy Efficiency Program (PEE); with the Reserve Energy Charge (EER) and other public policies for the power sector defined in the supervening.

Portion A – Purchased Energy: Portion of the POWER UTILITIES’s income associated to the purchase of power, including those ensuing from its own distributed generation to supply their consumers and other distribution agents and dealers, considering the regulatory level or power losses of the distribution and transmission system defined by law, as set forth under Sub-Clause Seven of this Clause.

Portion A –Connection and Use of Power Transmission and/or Distribution Installations Costs: Portion of the POWER UTILITIES’s income associated to the prudent contracting of amounts used in the transmission and distribution systems, and connection points or outsourced hiring will be paid by the POWER UTILITIES.

Portion A – Irrecoverable Income: Portion of the POWER UTILITIES’s income associated to the residual portion considered improbable recovery, consumer non-payment of their grid, subject to tariff recognition via efficiency analysis, calculated for the product between the gross income and regulatory percentages from irrecoverable income, as set forth under Sub-Clause Eight of this Clause

Sub-Clause Four – Tariff adjustment will take place regularly at an annual basis starting on DDMMYYY, except in years where the ordinary tariff revision is made according to calendar defined under Sub-Clause Three of this Clause.

Sub-Clause Five – The first Tariff Repositioning that takes place after this Contract is entered into will be subject to tariff adjustment and tariff revision rules provided for under the POWER UTILITIES’s previousConcession Contract,

Sub-Clause Six – Required Income for annual tariff adjustments will be calculated as follows:

RR = VPA + VPB

Where:

RR: “Required Income”

VPA: Value of “Portion A”, considering conditions in effect on the date of adjustment in processing, and the "Reference Market”, where it may include adjustments and forecasts, as set forth under ANEEL regulation and sector legislation.

VPB: Value resulting from applying the corresponding tariff to the items that comprise “Portion B” in effect on the ”Previous Reference Date”, the “Reference Market”, added of other resources, corrected by the difference between  Inflation Variation Index (IVI) and X Factor.

IVI: Index number obtained by the division of IBGE’s IPCA indexes, or the index that will replace it, of the previous month to the date of adjustment being processed, and the index considered in the Tariff Repositioning.

X Factor: Value established byANEEL, as per Sub-Clause Fifteen of this Clause.

Previous Reference Date: Date of the last Tariff Repositioning.

Reference Market: Comprised by amount of power and voltage demand billed during the “Reporting Period”.

Reporting Period: 12 (twelve) prior to the adjustment month, annual adjustment or regular tariff revision being processed, where applicable.

Sub-Clause Seven – The formula to calculate regulatory levels or regulatory levels of power loss in the distribution system will be determined during the ordinary tariff revision based on the efficiency analysis, considering the characteristics of the concession area serviced by the POWER UTILITIES compared to the performance of the distribution concessionaries, as the case may be.  Regulatory percentages for the loss of power of transmission systems will be defined during each Tariff Repositioning based on the average for the last twelve months obtained from information at hand.

Sole Paragraph – ANEEL’s regulation, will define the regulatory treatment of energy loss of Other Transmission Facilities (DIT)

Sub-Clause Eight –– Regulatory percentages for irrecoverable loss will be determined during the ordinary tariff revision based on the efficiency analysis that will consider the performance of distribution concessionaries compared to the characteristics of the concession area serviced by the POWER UTILITIES.

Sub-Clause Nine – Required Income mentioned under Sub-Clause Six and Sub-Clause Eleven of this Clause will not consider any tariff discount or source of income, i.e. Economic Development Account (CDE), Other Income and Excessive Demand and Reactive Surplus Income, where:

I – Excessive Demand: Measured active voltage demand amounts or use of the distribution system that exceeds the contracted amount, according to ANEEL regulation.

II – Reactive Surplus: Power amounts and reactive voltage demand that exceed the permitted limits set forth by ANEEL regulation.

III – Other Income: Portion of income earned by the POWER UTILITIES while performing other commercial activities mentioned under Sub-Clause Five of Clause One, incompliance with Sub-Clause Eighteen of this Clause.

Sub-Clause Ten – During the calculation process of tariffs mentioned under Sub-Clause Twenty One of this Clause, ANEEL will subtract from Parcel B total invoiced income for the Reporting Period with Excessive Demand and Reactive Demand, as well as amounts from Other Income for the Reporting Period, as set forth under Sub-Clause Eighteen of this Clause.

Sub-Clause Eleven – Required Income under the tariff revision process will be calculated by adding Parcel A to Parcel B.

Sub-Clause Twelve – The value of Portion B under the ordinary tariff revision process will be calculated considering efficiency stimuli, tariff quality improvement, tariff modicity and predictability of the rulesaccording to ANEEL, addressing the following items:

I – Operating Costs will be calculated based on the efficiency analysis, taking into account the performance among power distribution concessionaries and the characteristics of the POWER UTILITIES’s concession area;

II – Capital Costs will be calculated by adding two portions, Capital Remuneration and Regulatory Reintegration Quota;

III – Capital Remuneration will be calculated based on the Regulatory Remuneration Base not yet depreciated/amortized, and appropriate return tax.

IV – Regulatory Reintegration Quota will be calculated based on the Regulatory Remuneration Base and regulatory depreciation tax.

V – Appropriate return tax will be calculated based on methodology that considers the risks inherent to the power distribution activity, taking into account costs with own capital and third party capital, according to the regulatory capital structuring.

VI – Regulatory Remuneration Base corresponds to efficient investments made by POWER UTILITIES to provide power distribution supplyservice.

VII – Regulatory Remuneration Base valuation methodology will include, where applicable, stimulus mechanisms for efficient investments, such as. comparative efficiency analysis addressing the comparative performance of power distribution concessionaries, considering the characteristics of the POWER UTILITIES’s concession area; and

VIII – Capital Remuneration and Regulatory Reintegration Quota and/or Operating Costs portions may be calculated as Annuity, called Regulatory Annuity, as set forth under Items I and VII of this Sub-Clause.

Sub-Clause Thirteen – Ordinary tariff revisions will be carried out according to the following schedule: the first revision on XXXX/20XX and the subsequent revisions every 5 (five) years on the same date.

Sub-Clause Fourteen –Provision under Sub-Clause Six of this Clause to define the value of Portion A will be applied to the ordinary tariff revision.

Sub-Clause Fifteen – Ordinary tariff revision processes will determine the value or formula to calculate X Factor, with the intent of transferring to consumers the productivity gains observed in the power distribution sector and results derived from incentive mechanisms that may generate incentive for improved quality for the service and energy efficiency, as per ANEEL regulation.

Sub-Clause Sixteen – Upon request made by POWER UTILITIES to ANEEL, the latter may consider the efficient level of costs and carry out an extraordinary tariff revision in order to reestablish the economic-financial equilibrium of this Contract, without loss to the ordinary tariff repositioning, if proven that POWER UTILITIES underwent significant cost changes ensuing from other factor that are not lawsuits or omission of the latter.

Sub-Clause Seventeen – In case of unilateral amendment of the Concession Contract that may affect its initial economic-financial equilibrium, where duly proven by POWER UTILITIES, ANEEL will take the required measures aiming at its reestablishment, effective as of the date of the amendment.

Sub-Clause Eighteen – Income earned by POWER UTILITIES from other activities mentioned under Sub-Clause Five of Clause One, called Other Income, will be partially transferred to the tariff modicity during the ordinary tariff repositioning, as per ANEEL regulation.

Sub-Clause Nineteen –Duringtariff adjustments and ordinary tariff revisions ANEEL will ensure neutrality to Items under Portion A, which will be considered in the adjustments made to POWER UTILITIES’s income mentioned under Sub-Clause Six of this Clause. It will consider the month differences calculated for invoice amounts of each item under the Reporting Period and amounts identified for the previous tariff repositioning, duly remunerated base on the same index used to calculate the balance of the Compensation Account for Item Values of Portion A (CVA), where:

I – When calculating the neutrality of the Connection and Use of Transmission Facilities Costs and/or Power Distribution: Efficient contracting of amounts for using transmission and distribution systems and connection points, or outsourcing that will be paid by the POWER UTILITIES.

II – When calculating the neutrality of costs of Purchased Power: Efficient loss levels, as per Sub-Clause Seven of this Clause, and as set forth under Sub-Clause Twenty of this Clause; and

III – When calculating the neutrality of Irrecoverable Income: Regulatory percentages of irrecoverable income, as per Sub-Clause Eight of this Clause.

Sub-Clause Twenty – POWER UTLITY undertake to obtain the power demanded by consumers at the lowest effective cost among the alternatives at hand, being subject to the limits for transferring Purchased Energy costs during tariff repositioning, as per ANEEL legislation and sector legislation.

Sub-Clause Twenty One – Required Income will be broken down into tariffs that will be collected from the user according to tariff structuring methodology defined by ANEEL, which will consider eventual tariff discounts provided for by sector legislation.

Sub-Clause Twenty Two – POWER UTILITIES is forbidden to charge user for any reason whatsoever tariff amounts that exceed those approved by ANEEL.

Sub-Clause Twenty Three – POWER UTILITIES is entitled to give discount on tariffs approved by ANEEL, provided such discounts do not imply in later request for compensation to reestablish the economic-financial equilibrium and provided provisions under Sub-Clause Five of Clause Two are compliant with.

Sub-Clause Twenty Four – Compliance with the operational and economic rationality criterion by concessionaries that operate in markets will less than 500 GWh/year will consider the technical, economic and operating parameters, and the market structure under concessionaries of the same size and conditions, and other legal provisions ad legislation in effect, where:

I – Discount on the Tariff for the Use of the Distribution System existing on the date of extension of the concessions granted by providers to their users will be reduced by twenty percent/year starting on the first annual tariff adjustment or ordinary tariff revision after the extension of the concession, and will be null as of the fifth tariff repositioning process; and

II – After five years of the date of signing of this agreement, eventual changes made to the tariffs ensuing from the application of the abovementioned technical economic and operating parameters will occur progressively in the ordinary tariff revision processes.

Sub-Clause Twenty Five – Except for income taxes, the creation, amendment or extinction of any tax or legal charges, where their impact can be proven, will lead to a tariff revision for a higher or lower value, as the case may be.

CLAUSE SEVEN – ECONOMIC AND FINANCIAL SUSTAINABILITY

POWER UTILITIES undertake to preserve, throughout the life of the concession, a condition of economic and financial sustainability in managing their costs and expenses, their levels of indebtedness and liquidity, their investments in replacement, improvement and expansion, as well as the responsibility to pay taxes and distribute income.

Sub-Clause One – POWER UTILITIES’s breach of minimum parameters of economic and financial sustainability defined under this ammendment will imply, without prejudice to other surveilling:

I – If it is impossible to distribute dividends or to pay interest on equity, the value of which, alone or collectively, exceeds 25% of the net income subtracted or added with amounts earmarked for legal reserve (art. 193 of Law 6.404 of 1976) and contingency reserve (art. 195 of Law 6.404 of 1976), the reversion of which is formed in previous years until the regulatory parameters are restored and can be observed in financial statements for the subsequent fiscal years forwarded to ANEEL.

II – Acceptance of a restrictive regime of contracts with related parties.

III – Requirement of capital contribution from the CONTROLLING PARTNER(S) in sufficient amounts to meet the minimum sustainability condition, as set forth under Clause Thirteen.

Sole Paragraph – The 25% ceiling mentioned under Item I of this Sub-Clause will be altered if new legislation should modify the percentage of mandatory dividend provided for under paragraph two of art. 202 of Law 6.404 of 1976, as set forth by Law 10.303 of 2011.

Sub-Clause Two –POWER UTILITIES undertake to maintain registered in their articles of incorporation throughout the concession, provision set forth under section I of Sub-Clause One and Sub-Clause Eight of Clause Two.

Sole Paragraph – The amended legislation will be forwarded to ANEEL within 180 days as of the date when this Amendment is entered.

Sub-Clause Three –POWER UTILITIES undertake not to reduce their share capital without prior consent from ANEEL.

Sub-Clause Four –POWER UTILITIES undertake to comply with all their tax, labor and social security obligations, charges from regulating norms determined by GRANTING AUTHORITY and ANEEL, as well as all obligations related or ensuing from the operation of the public concession contract for power utilities, especially in relation to the payment of amounts related to the surveillance of public utility distribution, according to sector norms.

Sub-Clause Five –POWER UTILITIES may offer emerging concession rights granted to them, including future operating credits as a collateral to loans, financing or any other operation related to the object of concession, provided it does not compromise the operation and continuity of public service rendering of energy distribution, as per hypothesis, conditions and according to procedure set forth by ANEEL regulation.

Sole Paragraph – Any authorization given by ANEEL does not imply in rights or legal relationship between the financing agents and ANEEL, or yet, between those and the GRANTING AUTHORITY, even in case of non-compliance of financial obligations contracted by the POWER UTILITIES.

CLAUSE EIGHT – CORPORATE GOVERNANCE AND TRANSPARENCY

POWER UTILITIES undertake to endeavor their best efforts to maintain their levels of governance and transparency aligned with best and harmonious practices to their status as providers of an essential utility.

Sub-Clause One –POWER UTILITIES undertake to comply with minimum parameters of governance and transparency set forth under ANEEL regulation, which may include rules related to the Board of Directors, Fiscal Council, Auditing and Compliance, as well as regulatory obligations of their representatives and alignment with the remuneration policy of the Board of Directors to the long-term nature of the public utility service.

Sub-Clause Two – When ANEEL drafts the regulation, it will consider: (1) State of art of the domestic and foreign, private and public governance, based on the optimum standards of capital market governance and those required by regulating agencies, as well as studies carried out by academic institutions or those related to development; (ii) The need for strengthening and expansion of social control mechanisms ensuing from providing an essential public service; (iii) Level of development and specificities particular to the Brazilian power segment, including segregation of activities and the need of shielding and individualizing power utilities; (iv) Size of dealers; (v) Time lapse to align regulatory obligations, among other pertinent aspects, always in compliance with corporate law.

Sub-Clause Three – POWER UTILITIES will maintain with ANEEL, as of the signing of the CONTRACT, a statement by all members of the Board of Administration and Fiscal Council that understand their role and responsibilities ensuing from the management of an essential utility, accepting the responsibility for the quality and timeliness of information provided within their scope of competence and rendering accounts with the Public Authority, updating statements within 30 (thirty) days of the Assumption of Office instrument.

Sub-Clause Four –POWER UTILITIESshall submit for prior approval by ANEEL, in the hypothesis, conditions and according to procedures set forth under ANEEL regulation:

I.        Legal acts and business entered with:

a)       Their direct or indirect controllers.

b)       Their controlled or affiliated companies, and other controlled or affiliate companies with a common controller.

c)       Legal entities that have commons Management to the Distributor; and

d)       Their Management.

II.      Amendment to their articles of incorporation, except to comply with Sub-Clause Two of Clause Seven; and

III.    Transfer of their controlling interest.

Sole Paragraph – The legal acts and business referred to in sub items (c) and (d) are those where the accounting law in effect understands as mandatory to publish in the financial statements of the Distributor.

Sub-Clause Five – POWER UTILITIES undertake to:

I – Publish their Financial Statements within the deadlines and terms of norms in effect.

II – Maintain dedicated accounting records of income obtained from business activities mentioned under Sub-Clause Five of Clause One.

III – Comply with norms that govern regulatory accounting.

Sole Paragraph – POWER UTILITIESshall amend, where required, and maintain in its bay-laws all obligations provided for under Clause Eight for the duration of the concession.

CLAUSE NINE – SERVICE SURVEILLANCE

The operation of the public concession contract for power utilities subject matter of this Contract will be monitored, supervised and regulated by the Brazilian National Electric Energy Agency (ANEEL).

Sub-Clause One – Surveillance will include the monitoring and control of the POWER UTILITIES actions in the administrative, technical, operational, commercial, financial and accounting areas, where ANEEL may determine procedure guidelines or terminate actions deemed incompatible with the proper rendering of services, or that could jeopardize the economic and financial equilibrium of the concession.

Sub-Clause Two – ANEEL employees or their substitutes, especially assigned, will have free and unrestricted access at all times to all documents, computer system, work, facility and equipment associated to the public concession contract for power utilities, including their accounting records, and may request from any sector or individual of  POWER UTILITIES, data and information showing compliance with the Clauses and Sub-Clauses under this CONTRACT, as well as legislation in effect, where the POWER UTILITIES is forbidden to restrict regardless of justification provisions under this Sub-Clause.

Sub-Clause Three – POWER UTILITIES will provide to ANEEL, whenever required, access to all its systems in order to provide the services for as long as necessary and within the required time frames.

Sub-Clause Four – Economic-financial surveillance includes the analysis and monitoring of financial operations, accounting records of the POWER UTILITIES, balance sheets, reports and financial statements, annual rendering of accounts and any other document deemed necessary for the perfect assessment of the concession management.

Sub-Clause Five – ANEEL may impose on the POWER UTILITIES the termination of any contract entered when it deems that it could result in damages to the public concession contract for power utilities granted, or the differentiated tariff treatment for consumers that share the same voltage and consumption class, except in cases provided for under legislation.

Sub-Clause Six – ANEEL’s surveillance does not exempt thePOWER UTILITIES from its activities in terms of the adequateness of its works and facilities, the compliance with service norms set forth by legislation in effect, the pertinence and legality of the accounting records, the financial, technical, commercial, and business obligations, and the quality of services rendered.

Sub-Clause Seven – POWER UTILITIES non-compliance with surveillance requests and determination will result in applying penalties provided for under regulating norms or the provisions hereunder.

CLAUSE TEN – PENALTIES

In case of non-compliance with legal, regulatory and contractual provisions pertinent to power service and facilities, the POWER UTILITIES will be subject to penalties as set forth under legislation and regulation in effect, without prejudice to provision under item III, art. 17, Appendix I, of Decree 2.335, of 1997 and Clauses Eleven and Twelve of this Contract.

Sub-Clause One – POWER UTILITIES is subject to paying fine applied by ANEEL according to specific resolution, at maximum value per infraction of  2% (two percent) of the power utility’s revenue over the 12 (twelve) months prior to issuing the notice of infraction, as per the terms under section X of article 3 of Law 9.427/1995.

Sole Paragraph –The value of revenue mentioned in thisSub-Clause will be the same as the value mentioned on the Standardized Monthly Balance (BMP), available on the date prior to the date when the Notice of Infraction was issued, under the terms of the sector regulation.

Sub-Clause Two –Penalties will beapplicable via administrative proceedings, where the POWER UTILITIES will be fully entitled to defense and contesting.

Sub-Clause Three – ANEEL will carry out the judicial collection by execution according to law in effect of any fine applied to the non-compliance of a legal, regulating or contractual precept, the amount of which was not collected by the POWER UTILITIES within the deadline set for surveillance.

CLAUSE ELEVEN – INTERVENTION IN THE CONCESSION

Without prejudice to the applicable penalties and pertinent responsibilities, ANEEL may intervene in the concession, under the terms of Law 8.987/1995 and Law 12.767/2012, at any time, to ensure that adequate service is provided and compliance by the POWER UTILITIES of legal, regulating or contractual norms.

Sole Sub-Clause – Intervention will be determined by an act of ANEEL that will assign the Intervener, deadline, goals and limits of the intervention, opening and administrative proceedings within 30 (thirty) days after the act is published in order to assess the measure taken and the accountability, ensuring to the POWER UTILITIES the right to contrary and full defense.

CLAUSE TWELVE – END OF CONCESSION AND REVERSION OF ASSOCIATED ASSETS AND FACILITIES

Grant to operate the public concession contract for power utilities regulated under this Contract will be deemed extinct, in compliance with sector norms, in the following cases:

I.        Advent of the contractual term.

II.      Termination of service.

III.    Expiration.

IV.    Rescission.

V.      Annulment ensuing from defect or irregularity observed in the procedure or in the act of its granting.

VI.    Bankruptcy or extinction of the POWER UTILITIES.

Sub-Clause One – The expiry of the contractual term operates legally for the termination of the concession, where the GRANTING AUTHORITY is entitled to extend this Contract when indispensable to preserve the continuity of the public utility until a new grant is in place.

Sub-Clause Two – When the concession is extinct, assets and facilities associated with the service will be rightfully reverted to the GRANTING AUTHORITY, proceeding to the survey and assessment, as well as determining the amount of compensation due to the POWER UTILITIES, considering the following procedures:

a)       Undertaking an inventory of reversible assets;

b)       Valuating those assets by the New Replacement Value – VNR;

c)       Considering accumulated depreciation while observing the dates of incorporation of asset to the electrical system and obtaining the net value;

d)       Reduction of special duties – OE from the calculation of value to be compensated;

Sub-Clause Three – Besides the compensated value concerning the unredeemed reversible assets, the remaining balance (asset or liability) of eventual insufficient collection or compensation for tariff due to termination, whatever the reason, of the concession, regarding those financial values to be ascertained based on regulation pre-established by the Regulator, including those constituted by the last tariff change.

Sub-Clause Four –Reversible assets are considered as those connected to the rendered service, those essencial for the continuity of electric distribution public service rendering.

Sub-Clause Five – To meet public interest, according to specific legislation, GRANTING AUTHORITY may restart the service after the prior payment of the compensation of investment installments related to reversible unredeemed or depreciated assets that were conducted by the POWER UTILITIES to ensure the adequate public service is rendered.

Sub-Clause Six– In the case of reversion of assets associated with the service due to the extinction of the concessions, these assets will be under adequate operating conditions bearing the basic technical characteristics and requirements, maintained according to ANEEL regulation, which ensure the continuity of the PUBLIC DISTRIBUTION SERVICE.

Sub-Clause Seven – Should any hypothesis of default occur provided for under the laws in effect and this Amendment, ANEEL will file administrative proceedings to verify infractions and failures, ensuring the contradiction and full defense to POWER UTILITIES, and will be entitled to recommend to Grating Power the declaration of expiry of the concession, which may adopt the following measures further to those provided for under Law 8.987 of 1995 and 12.783 of 2013.

I – Start the concession bidding process;

II – Enter a Concession Contract with the new dealer, stipulating the expiry date of the concession at the same time.

III – Foresee a transition phase for the new concessionary to start providing the service.

ParagraphOne – In order to preserve the continuity of the public service rendered, ANEEL may intervene in the POWER UTILITIESuntil the proceedings are concluded.

Paragraph Two – In order to preserve the continuity of service rendering, the Granting Power will establish, 36 months before the termination of this contract, the guidelines for bidding of public service subject to this contract, and for the transition stage, the distributor undertakes to maintain the appropriate service rendering, particularly to:

a)       Keeping the quality of rendered service and the economic financial sustainability condition;

b)       Giving broad access to administrative, commercial and operational information;

c)       Submitting to specific ANEEL regulation, for the contract terminating period;

Sub-Clause Eight – Concessionary may present a plan to transfer interest control as an alternative to the extinction of the concession should ANEEEL file an administrative proceedings due to the non-compliance of the extension conditions set forth under Clause Eighteen, observing the following:

I – The change on controlling interest plan will reflect the feasibility of changing control and benefits ensuing from such for the service provided.

II – The transference of shareholder control should be concluded before starting the concession extinction process.

III – If it is verified that the controlling interest transfer plan has not been complied with by the concessionary or that it has not been approved by ANEEL, the proceedings for extinguishing the concession will be reopened and ANEEL will file the proceedings and forward to the Ministry of Mines and Energy with their appeal.

Sub-Clause Nine – For the purpose of compensation set forth under Sub-Clause Two, Three, Four and Six of this Clause, the amount to be compensated for reversible assets will be the amount ensuing from the inventory carried out by ANEEL or its specially designated proxy, where payment will be made according to provisions set forth under sector norms after the conclusion of the administrative proceedings and after all deadlines and appellate are expired.

Sub-Clause Ten – Administrative proceedings mentioned in Sub-Clause Six of this Clause will not be filed before the POWER UTILITIES is notified of the infractions incurred, as well as the deadline compatible with the compliance of remediation determined in determined under the terms of the surveillance procedures of ANEEL.

Sub-Clause Eleven – The statement of expiry will not cause the GRANTING POWER to bear the burden, charges or commitments undertaken with third parties that were not contracted by the POWER UTILITIES or in relation to their employees.

Sub-Clause Twelve – As an alternative to the statement of expiry, GRANTING POWER may limit the concession area, grant sub-concession or expropriate shares comprising the controlling interest of the POWER UTILITIES by paying compensation. In the case of expropriation, compensation will be paid according to the Law with resources obtained from the sale in public auction of the expropriated shares.

Sub-Clause Thirteen – Via legal proceedings especially filed for this purpose, POWER UTILITIES may terminate this Contract if the GRANTING POWER fails to comply with the norms set forth hereunder. In this case, POWER UTILITIES cannot interrupt the service provided before the legal decision is made that decrees for the termination of this Contract.

Sub-Clause Fourteen – For the period after the six year of the entering of this contract, the default of the concessionary due to breach of effectiveness criteria regarding the continuity of supply or economic financial management will imply on the opening of a termination process, respecting the provisions on this contract, particularly the right to full defense and adversary proceedings, observing:

I – that the non compliance with sustainability conditions established in Sub clause One of Clause One of the Appendix III for two consecutive years or by fortuitous regulation, will characterize the default regarding economic financial management.

II – that the breach in annual global limits of collective continuity indexes for three consecutive years will characterize, according to ANEEL regulation, the default regarding the continuity of supply.

Paragraph One –  In case of stating new parameters in line I of this Sub clause, among others, the need for a positive LAJIDA and of the capacity of accomplishment of minimal investments and debt management, shall be observed.

Paragraph Two – ANEEL will establish the limits regarding the line II of this Sub Clause at each tariff revirion of the POWER UTILITIES.

CLAUSE THIRTEEN – OBLIGATIONS OF THE CONTROLLING PARTNER(S)

CONTROLLING PARTNER(S) undertake not to transfer, assign or alienate, directly or indirectly, with or without cost, the actions that are part of the control group, without ANEEL’s prior agreement.

Sub-Clause One – CONTROLLING PARTNER(S) hereby accept and submit without restrictions to the conditions under this CONTRACT, undertaking to maintain in the articles of incorporation of the POWER UTILITIES provisions forbidding to transfer, assign or alienate directly or indirectly, with or without cost the actions that are part of the block of shareholding without ANEEL’s prior agreement.

Sub-Clause Two – The partial or full transfer of shares or quotas that will result in a new controller will only be acknowledged by ANEEL when the new CONTROLLING SHAREHOLDER(S) or CONTROLLING PARNTER(S) enter a term of agreement and submission to the terms and conditions under this CONTRACT, and legal and regulating concession norms.

Sub-Clause Three – The CONTROLLING PARTNER(S) enter this AMENDMENT as intervenient party (ies) and guarantor(s) of the established obligations and duties.

Sub-Clause Four – The CONTROLLING PARTNER(S) undertake, together and irrevocably to annually transfer by 180 days as of the end of each fiscal year to the concessionary as share capital integration in cash or cash equivalents, or by the conversion of liability loans into capital the total of insufficiencies that occur to reach minimal economic and financial parameters provided for under Clause Seven, where the transfer will not be deemed as failure to pay in terms of that measurement.

Sub-Clause Five – The CONTROLLING PARTNER(S) undertakes to comply with ANEEL’s regulation for controllers of public utility, including but not limited to guidelines about the disclosure of information, risk management and support to long-term decisions. In relation to information disclosure, rules and regulations related to the disclosure in the capital market that apply to the POWER UTILITIES and the CONTROLLING PARTNER(S), as the case may be, in Brazil and abroad, in the case of companies with bonds traded in foreign capital markets.

Sub-Clause Six – Failure to comply with obligations provided for CONTROLLING PARTNER(S) under this CONTRACT may limit their participation and of their group in new enterprises by the Power Sector, under the terms of ANEEL’s regulation and other sector norms.

CLAUSE FOURTEEN – AMICABLE PROBLEM SOLVING AND JURISDICTION OF THE CONTRACT

Safeguarding the public interest, in the hypothesis of difference of interpretation or execution of provisions under this Contract, POWER UTILITIES may request ANEEL’s organizational areas affected by the matter to carry out investigation with the purpose of harmonizing understandings according to applicable procedure.

Sole Sub-Clause – To resolve unresolved doubts or controversies amicably, according to the caput of this Clause, the Federal Court Judiciary Section of the Federal District is elected with the express renouncement from the parties to other more privileged ones.

CLAUSE FIFTEEN – DELEGATION OF AUTHORITY

According to provision under art. 36 of Law 9.074/95, and art. 20 of Law 9.427/96, ANEEL may assign to the STATE OF XXXXXX the competence to execute complementary surveillance and mediation activities for public power services delivered by the POWER UTILITIES.

Sole Sub-Clause – Assignment of competence provided for under this Clause will be granted under the terms and conditions to be defined under the Cooperation Agreement.

CLAUSE SIXTEEN – OTHER PROVISIONS

This AMENDMENT is entered and rescinds for all effects the Clauses and Sub-Clauses of Concession Contract nº XXX/XXX-ANEEL, of DDMMYYYY and other amendments entered before this AMENDMENT, without prejudice to the rights and obligations ensuing from Contract nº XXX/XXXX-ANEEL, of DDMMYYYY, except those conflicting with Law 12.783/2013, with Decree 7.805/2012, with Decree 8.461, of 2 June 2015 or provisions under this AMENDMENT.

Sole Sub-Clause– POWER UTILITIES upon entering this AMENDMENT accepts the conditions of extension set forth under Law 12.783/2013, Decree 7.805/2012 and Decree 8.461, of 2 June 2015.

CLAUSE SEVENTEEN – AMENDMENT PUBLICATION AND REGISTRATION

This AMENDMENT will be registered and filed with ANEEL, which will have it published in the Brazilian Federal Gazette within 20 (twenty) days after is has been entered.

In witness whereof, the parties enter this Contract in 4 (four) identical copies signed by the representatives of the Ministry of Mined and Energy, the POWER UTILITIES and the CONTROLLING SHAREHOLDER(S) or QUOTAHOLDER(S), together with the witnesses below presented for legal purposes.

CLAUSE EIGHTEEN – CONDITIONS FOR EXTENSION

Further to previous provisions under this Contract, Power Utility will comply for 5 (five) years starting on 1 January 2016, with extension conditions set forth under Appendixes II and III.

Sub-Clause One – Failure to comply with any condition of extension under Appendixes II and III for two consecutive years, or any conditions after the end of five years will entail in the termination of the concession, respected the provisions under this Contract, particularly to right to contrary and full defense.

Sub-Clause Two – Other quality and economic-financial regulations remain valid and are applicable to the CONCESSIONARY, concurrently to provisions under Appendixes II and III.

Brasília, DDMMYYYY.

Brasília, DDMMYYYY.

BY THE GRANTING AUTHORITY:

_____________________________________

CARLOS EDUARDO DE SOUZA BRAGA

Minister of Mines and Energy

BY THE POWER UTILITIES:

XXXXXXX XXXXXXXX XXXXX	XXXXXXX XXXXXXXX XXXXX
CEO	Director

BY THE CONTROLLING SHAREHOLDER:

XXXXXXX XXXXXXXX XXXXX	XXXXXXX XXXXXXXX XXXXX
CEO (COMPANY}	Director (COMPANY)

WITNESSES:

Name:	Name:
CPF:	CPF:

APPENDIX I – CONCESSION AREAS

CONCESSION REGROUPING

RESOLUTION N° XXX, OF DDMMYYYY.

APPENDIX II – EXTENSION CONDITIONS – EFICIENCY OF THE POWER UTILITIES SERVICE- COMPANY XXXXX

CLÁUSULA ONE – SUPPLY CONTINUITY

Efficiency criterion related to the quality of service provided will be measured via indicators that consider the frequency and average duration of the stoppages of the public power supply service.

Sub-Clause One – DECi indicators (Equivalent Stoppage Indicators of Consumer Unit Internal Origin Duration) and FECi (Frequency Equivalent to the Internal Origin Stoppage per Consumer Unit).

Sub-Clause Two – DECi and FECi correspond to the portion related to the internal origin of distribution system .stoppages considered for the calculation of DEC and FEC indicators defined in ANEEL regulation, as per the following equations:

DECi = DECip + DECind FECi = FECip + FECind

Where:

DECi = Equivalent Stoppage Indicators of Internally Generated Consumer Unit Duration.

DECip = DEC due to internal stoppage origin of the programmed distribution system, occurred in a non-critical day, as defined under ANEEL regulation.

DECind – DEC due to internal stoppage origin of the non-programmed and non-expurgated distribution system, as defined under ANEEL regulation.

FECi = Equivalent Stoppage Duration of Internal Origin per Consumer Unit.

FECip = FEC due to stoppage originated internally to the programmed distribution system, occurred in a non-critical day, as defined under ANEEL regulation.

FECind – FEC due to internal stoppage origin of the non-programmed and non-expurgated distribution system, as defined under ANEEL regulation.

Sub-Clause Three – Annual global limits for DECi and FECi indicators to be followed by POWER UTILITIES are presented on Table I below.

Table I – DECi and FECi Annual Global Limits

DECi (hours)					FECi (.stoppages)
2016	2017	2018	2019	2020	2016	2017	2018	2019	2020
40.00	37.00	32.00	25.00	16.00	30.00	28.00	24.00	18.00	10.00

Sub-ClauseFour – Non-compliance with the efficiency criterion related to the quality of service provided for two consecutive years during the assessment period or in 2020 will lead to the termination of the concession, as set forth under Clause Twelve and Clause Eighteen.

Sole Paragraph – Efficiency criterion related to the quality of service of provided will be deemed non-complied with where at least the limit of at least one of the continuity indicators presented in Table I is breached.

Sub-Clause Five – Calculation of continuity indicators described in this Appendix will be monitored by ANEEL, which will review the calculated amounts should it identify any inconsistency in the calculations related to the assessment period and recommend the enforcement of provisions under the previous Sub-Clause.

Sub-Clause Six– To verify compliance with limits established on Table I, stoppage originated in facilities previously classified as Other Transmission Facilities (DIT) will be exceptionally considered, eventually incorporated by POWER UTILITIES when this Amendment is entered.

Sub-Clause Seven– Stoppage mentioned under the previous Sub-Clause will be calculated separately by specific DEC and FEC indicators forwarded to ANEEL on a monthly basis for each group of the UTILITY.

Sub-Clause Eight – Amounts calculated for DECi e FECi indicators under this appendix will be calculated by ANEEL based on indicators monthly forwarded by POWER UTILITIES to their consumer unit groups, as per ordinary procedures set forth by ANEEL regulation, subtracting DEC and FEC indicators calculated for stoppage originated from facilities ensuing from incorporated DIT.

Sub-Clause Nine – POWER UTILITIES undertake to forward to ANEEL by 15 February of the following year of calculation an official document signed by the CEO and responsible officials for calculating indicators, which will confirm that indicators forwarded for the previous year were calculated according to procedures set forth by ANEEL regulation.

APPENDIX III – CONDITIONS FOR EXTENSION – ECONOMIC AND FINANCIAL EFFICIENCY MANAGEMENT

CLAUSE ONE – MINIMUM PARAMETERS

Minimum parameters of economic and financial sustainability mentioned under Sub-Clause One of Clause Seven are established for the first 5 (five) as of the start of the subsequent year to the effectiveness of this amendment, under the following condition:

Cash Operating Activities – Replacement Investments – Debt Interest ≥ 0.

Where:

Cash Operating Activities: Earnings Before Interest, Taxes, Depreciation and Amortization (LAJIDA) adjusted by non-recurring events.

Replacement Investments: Regulatory Reintegration Quota (QRR).

Debt Interest: Net Debt x (1.11 x SELIC).

Sub-Clause One – Definitions of concepts applied to the economic-financial sustainability status and the respective accounts of regulatory accounting are set forth under Sub-Clause Seven.

Sole Paragraph– If there are any changes made to the Chart of Accounts, ANEEL will publish corresponding new accounting ledger accounts.

Sub-Clause Two – Efficiency criterion for the economic-financial efficiency management will depend on complying with the following inequalities:

(I)             LAJIDA ≥ 0 (until the end of 2017 and maintained in 2018, 2019 and 2020).

(II)            [LAJIDA (-) QRR] ≥ 0 (until the end of 2018 and maintained in 2019 and 2020).

(III)         {Net Debt / [LAJIDA (-) QRR]} ≤ 1 / (0.8 * SELIC) (until the end of 2019).

(IV)         {Net Debt / [LAJIDA (-) QRR]} ≤ 1 / (1.11 * SELIC) (until the end of 2020).

Sub-Clause Three – Any inequality related to the respective deadlines will occur every 12 (twelve) months as of the start of the subsequence year to the effectiveness of this amendment.

Sub-ClauseFour –Inequalities are limits that should be reached until the established deadlines and maintained after them.

Sub-Clause Five – When theAnnual Regulatory Financial Statements (PAC) are sent, they will be:

I – Signed by the CEO, CFO and accountant responsible for the POWER UTILITIES;

II – Enclosing the opinion by the Fiscal Council comprising of at least 2/3 (two thirds) of members with proven experience in finances or accounting.

Sub-Clause Six – Additional definitions and information.

LAJIDA or EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization. LAJIDA expresses gross cash operating activities or the amount of financial resources generated by the activity of the concessionary. In order to calculate Economic Financial Sustainability Equation LAJIDA will be calculated by adding:

BMP Code (overdue accounts with positive sign and credit account with negative sign)	Description (considering absolute values)
(-) 61	(=) Result of Activities
(+) 61X5.X.17	(+) Depreciation
(+) 61X5.X.18	(+) Amortization
(+) 61X5.X.05.04	(+) Post-Employment Benefits – Private Pension Fund – Deficit or Actuarial Budget Surplus, if outstanding balance; (-) if credit balance
(+) 61X5.X.05.05	(+) Voluntary Resignation – PDV, if outstanding balance; (-) if credit balance
(+) 61X5.X.05.09	(+) Other Post-Employment Benefits – Deficit or Actuarial Budget Surplus, if outstanding balance; (-) if credit balance
(+) 61X5.X.12.01, if credit balance	(-) Allowance for Doubtful Accounts, if credit balance
(+) 61X5.X.12.02, if credit balance	(-) Allowance for Labor Litigation, if credit balance
(+) 61X5.X.12.03, if credit balance	(-) Allowance for Civil Litigation, if credit balance
(+) 61X5.X.12.04, if credit balance	(-) Allowance for Tax Litigation, if credit balance
(+) 61X5.X.12.05, if credit balance	(-) Allowance for Environmental Litigation, if credit balance
(+) 61X5.X.12.06, if credit balance	(-) Allowance for Regulatory Litigation, if credit balance
(+) 61X5.X.12.07	(+) Allowance for Impairment (subtract if Net Reduction)
(+) 61X5.X.12.99, if credit balance	(-) Allowance – Other, if credit balance
(+) 61X5.X.15, that exceeds 1% of Gross Income minus Income Tax	(-) Recovery of Expenses that exceeds 1% of Gross Income minus Income Tax

QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This will be the amount established in the last Regular Tariff Revision (RTP), added to monetary variation of the General Market Price Index (IGP-M) between the previous month of RTP and the previous month to 12 (twelve) months of measuring the economic-financial sustainability.

Net Debt: Gross Debt deducted from Financial Assets

Gross Debt: Added liabilities from:

BMP Code	Description
(-) 2X02	Loans, Financing and Debentures
(-) 2X04.1	Actuarial Liability - Private Pension Fund
(-) 2X04.2	Actuarial Liability - Other Post-Employment Benefits
(-) 2X05.8	Tax Installments
(-) 2X16	Derivative Financial Instruments
(-) 2105 (portion)	Overdue Taxes
(-) 2X01 (portion)	Overdue and Renegotiated Sector Costs
(-) 2X08 (portion)	Overdue and Renegotiated Sector Costs
(-) 2X11	Sector Financial Liability
(-) 2101.2 (portion)	Power Supply for Resale – Short Term
(-) 2101.4 (portion)	Power Purchase for Resale – Short Term

Financial Assets: Added assets from:

BMP Code	Description
1101	Cash and Cash Equivalent
1X08	Temporary Investments
1X16	Derivative Financial Instruments
1X11	Sector Financial Assets
1119.1.09	Reimbursements from the CDE Fund
1X19.3	Post-Employment Benefits

SELIC: Weighted and adjusted average annual rate of financing operations secured by federal public bonds, calculated on a daily basis and shown on the Banco Central do Brasil website- http://www.bcb.gov.br/?SELICACUMUL. At this electronic address the Agent may obtain the cumulative factor corresponding to the 12 (twelve) reference months. For the specifics purpose provided for under Sub-Clause Two, Selic will be limited to 12.87% (twelve point eighty seven percent) per years should this percentage be exceeded.

Technical Note n. 033512015-SCT-SFE-SFF-SRD-SRM/ANEEL

On 4 September 2015

Process: 48500.005766/2012-18

Subject:     Results of Public Hearing 038/2015 held with the purpose of improving the new Power Distribution Public Service Rendering Concession Agreements, in accordance with Decree 8.461/2015 and Law 12.783 from 11 January 2013.

I- THE OBJECTIVE

1.                     This Technical Note aims at presenting the results of contributions received based on Public Hearing 03812015 with regard to the new Dealers' Concession Agreements, based on Decree 8.461/2015 and Law 12.783 from 11 January 2013.

II- THE FACTS

2.                     On 9 June 2015, ANEEL's Board of Executive Officers, on the 20th Ordinary Public Meeting, held Public Hearing 38/2015, by document exchange, between 10 June and 13 July 2015, with an in-person session on 1 July 2015, in order collect subsidies and additional information to improve the draft amendment to dealer concession agreement to extend energy distribution concessions based on Decree 8.461, 2 June 2015.

3.                     The proposal submitted to the Public Hearing was the one consolidated by Technical Note 175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL, from 8 June 2015, issued by the Superintendence for Concessions. Permits and Authorization for Transmission and Distribution - SCT, for Economic Regulation and Market Studies - SRM, for Management of Tariffs - SGT, for Distribution Services Regulation - SRD, for Financial and Economic Surveillance - SFF and for Surveillance of Power Services - SFE, which has contemplated the conditions for adjournment predicted by Decree 8.461, from 2015, related to efficiency with regard to the quality of services and economic and financial management. operational and economic rationality and affordability as well as proposed other improvements to the old concession agreement in effect.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 2 of Technical Note  n. 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

III - THE ANALYSIS

4.                     After the contribution phase carried out by several sectors involved in the process, ANEEL's technical body analyzed and provided their decisions on the contributions received.

III - 1 - CONTRIBUTIONS REGARDING QUALITY AND SURVEILLANCE OF THE ELECTRIC POWER DISTRIBUTION SERVICE

5.                    The service quality and surveillance received tens of contributions for the concession agreement amendment in Public Hearing 38/2015. The Contributions Analysis Report, attached to this Technical Note, presents the response and justification for each contribution sent.

6.                     In this Section, we wish to discuss the topics that received a larger number of contributions in the Hearing, as well as those that had contributions accepted, resulting in changes to the concession agreement amendment proposal. Thus, the following topics are highlighted:

1) DEC and FEC limits for the fifth year of the concession agreement assessment period.

2) Purge of scheduled stoppages during the  fifth assessment year of the concession agreement.

3) Calculation of interest in supply to define the internal DEC and FEC limits.

4) Restriction clause to the payment of dividends and interest on capital due to poor quality of service.

5) Regulation clause on contractual termination applicable to the last 5 years of the concession.

6) Impact of transferring Other Facilities Transmission - DIT on internal indicators DEC and FEC.

7) Clause committing the provision of access to systems for remote surveillance purposes.

8) Recurrence in breach of the DEC and FEC indicators during the 5-year period of assessment of the concession agreement.

9) Status of DEC and FEC limits required for the period of 5 years of assessment of the concession agreement in case of transference of control.

III - 1.1 Contributions regarding DEC and FEC limits for the fifth year of the concession agreement assessment period.

7.             Decree n. 8.461/2015 determined that the distributors may have 5 years to reach efficient levels of quality for the service rendered. Thus, it determined that ANEEL establishes a continuous improvement path for continuity indicators, from the higher value between

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 3 of Technical Note  n. 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

the calculated and the distributor limit in the year previous to the signature of the addendum. It has also determined that the violation of any continuity limits during the fifth year of the assessment period will entail the termination of the concession.

8.                     The proposal laid out by ANEEL under public hearing uses the comparative benchmarking methodology traditionally employed by the Agency, which is set in Module 8 of the Distribution Procedures - PRODIST and has undergone revision in 2014. The only difference with respect to the ordinary procedure adopted by ANEEL in defining the limits was the use of the companies' internal DEC and FEC indicators instead of total indicators, due to the proposal's objective, which is the assessment of the quality provided by the distributors without interference of supply. This change reduced the risk for the distributors, since the indicators used now only represent a portion of stoppages manageable by distributors.

9.                     Eventual breach of the limits of the fifth year of the agreement assessment period was the topic that received the highest amount of contributions relating to the quality of service. Most of the contributions were made by distributors, which presented several proposals aimed at minimizing the risk of breach in the fifth year, consequently terminating the Concession.

10.                  The contributions call for some sort of easing for the fifth year of the agreement, since infringement of limits involves serious consequences, i.e. the termination of the concession. In general, the arguments presented can be summarized as follows:

(i) The historical analysis indicates that there is a large displacement between the quality of services rendered by the dealers and the limits of the DEC and FEC continuity indicators, and such displacement cannot be assigned to alleged technical and operational disabilities or to momentary financial difficulties of the distributors. It is expected that ANEEL be careful in calibrating the requirements and establishing tolerable variation ranges, in order to consider the determinations of the Decree, remembering that the inflexibility of regulatory parameters can lead to extreme situations within the industry, penalizing companies with excellent results via the termination of the concession, for reasons derived more from the uncertainties present in the process of setting annual limits than from the actual ability to provide adequate service.

(ii) The determination of the Decree that continuous improvement path cannot be violated in the fifth year of the assessment period is far too worrisome, given its onerous consequence, in dealing with the revocation of the concession. In this sense, it is understood that it is of the essence that this point be best worked by the Agency when defining the continuous improvement path. It would not be reasonable to terminate this concession due to the experience of an exceptional scenario by the dealer in his last year of continuing path, caused by uncontrollable situations. This is a serious risk that should be handled by the Agency, under penalty of termination of concessions by the end of the 5-year period, that is, even if the distributor has fulfilled its role very well and taken all achievable actions for

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 4 of Technical Note  n. 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

the continuous improvement of quality of service.

(iii) There is an error in the definition of the limits inherent to the methodology, which requires that there be a range of tolerance for the limit of the fifth year.

(iv) Part of the noncompliance of regulatory quality limits can be attributed to financial and dealers' management problems. However, another part is due to the establishment of regulatory limits inconsistent with the reality of the concessions. Given that all distributors currently pay compensation for breach of continuity limits, including those read as efficient in its management, it is reasonable to assume that, in some cases, the quality limit required is not fit to the reality of the concessions.

(v) Decree 8.461/2015 provides that distributors must achieve efficient levels of quality. The limits proposed by ANEEL represent "excellent" levels of quality, rather than just "efficient". Since the methodology uses clustering of sets, associated with environmental variables and comparative analysis methods, it is clear that the model proposed in this Public Hearing aims at determining the optimum point of quality os the concession, i.e. the benchmark.

11.                  Based on the arguments presented, the contributions propose the inclusion of a tolerance range for the limits of the fifth year. Some contributions are based on the history analysis observed from variations in continuity indicators to propose a tolerance range. Other contributions only propose a percentage of tolerance without any justification for the value suggested.

12.                   Some contributions even propose an incentive mechanism, in which the distributor could accumulate credits in the first four years (with calculations below the limit) in order to use in the fifth year, in case the limit is exceeded. Another contribution suggests that the fifth year limit be the same limit of the fourth year, so as not to violate the criterion of continuous improvement mentioned in Decree n. 8.461/2015.

13.                  Still, other contributions suggest not to apply ANEEL's comparison methods results alone, but compare the resulting trajectory of ANEEL's model plus an additional tolerance of 20% with an improvement  trajectory of 8.6% in DEC and 9.9% in FEC, percentages representing the average reduction of the dealers that have improved the indicators during the period from 2012 to 2014, then using the mildest path between the two.

14.                  It is observed that the issues raised by the companies focus on three main assumptions: the inadequacy of DEC and FEC limits established in the past, the inadequacy of the methodology adopted by ANEEL to establish the contract limits and the possibility of an extraordinary factor causing the violation of limits in the fifth year.

15.                   The arguments that the limits of DEC and FEC are inadequate are based on the fact that several distributors fail to comply with the limits, and that all distributors pay compensation to consumers. Seeking to analyze the adequacy of bounds, the evolution of established indicators was taken

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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since 2004, the year with the best calculation of global Brazilian DEC, as shown in Figure 1. From that year, there was a deterioration in the country's DEC indicator, which reached the highest level in 2009, having been observed a slight improvement in the last two years. For the FEC indicator, it appears that the trend for the period is improved, with the lowest value reached in 2014.

Histórico de DCE e FEC globais do Brasil – History of the overall DCE and FEC of Brazil

DEC Apurado Anual – Annual DEC Evaluated3

FEC Apurado Anual – Annual FEC Evaluated

DEC Limite Anual – Annual DEC Limit

FEC Limite Anual – Annual FEC Limit

16.                   Based on the DEC history, it would be reasonable to assume that the limits are inadequate if there was violation in the entire observed period, which is not the case, since until 2008 the global limits were met. It may also have been assumed that the limits are inadequate if there was an improvement over the period, but not enough to reach the limits. However, we observe a worsening trend, i.e., the distributors have already reached DEC indicators much better than in 2014 ten years ago. This is unacceptable, especially when there is an improvement in FEC due to a substantial increase in the average duration of stoppages, which denotes inefficient management or insufficient application of resources into operation and maintenance. An analysis of the time of service to emergency events will be presented later on, aiming at proving this statement.

17.                   It can also be assessed whether there is a generalization in the tendency to worsening of the distributors' DEC. If that happened, there would be indications that the conditions to fulfill the limits by the distributors could have worsened for any reasons.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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18.          Figure 2 shows the number of distributors with global investigation of DEC and FEC below the limit. It is found that, in 2004, 54 distributors qualify below the overall limit of DEC and FEC, i.e. 86%. On the other hand, in 2014, the number remained the same for FEC, with 53 distributors below the overall limit (84%), but dropped significantly for DEC, with 33 distributors below the limit (52%).

Number of distributors qualifying below the global limits

Figure 2 - Number of distributors qualifying below the global limits of DEC and FEC.

19.                   As much as the amount of distributors below the DEC global limit has dropped dramatically, it is observed that most distributors comply with the limit (33 distributors comply with the limits, while 30 do not comply). Thus, it is not a generalized matter in Brazil. Furthermore, compliance with FEC by 84% of the companies shows that there is indeed an oversight of distribution with respect to DEC, much more dependent on efficient management and expenditure of operation and maintenance resources.

20.                  Also, compliance with the limits by region must be assessed in order to observe if there is any methodological problem that does not capture the characteristics of a particular region in the country, which could reflect on inadequate limits for distributors in this region.

21.                   Figures 3 and 4 show the percentage of distributors that qualify below the DEC ad FEC limits per region in Brazil. The same behavior observed for the Brazilian total is found in the regions, with the number of distributors that meet the DEC limits being reduced in all regions, which does not occur with FEC. However, it is observed that there are distributors in all regions

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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that comply with the limits established. Thus, inadequate limits do not appear to exist in any region.

Percentage of distributors qualifying below the global DEC limit

Figure 3 - Percentage of distributors qualifying below the global DEC limits per region.

Centro-Oeste – Mid-West

Nordeste – Northeast

Norte – North

Sudeste – Southeast

Sul – South

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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Percentage of distributors qualifying below the global FEC limit

Figure 4 - Percentage of distributors qualifying below the global FEC limits per region.

Centro-Oeste – Mid-West

Nordeste – Northeast

Norte – North

Sudeste – Southeast

Sul – South

22. Aiming to prove the suitability of limits, we propose the following exercise: check whether limits of 2014 would be complied with if the distributor repeated this year its best historical performance. Figure 5 shows the results of this analysis for the DEC and FEC indicators per region. It is observed that the vast majority of the distributors would comply with the 2014 if they qualified

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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Percentage of distributors with the lower historical value calculated below the

2014 global limits of DEC and FEC

Figure 5 - Percentage of distributors with lower historical value below the 2014 global limits of DEC and FEC per region

Centro-Oeste – Mid-West

Nordeste – Northeast

Norte – North

Sudeste – Southeast

Sul – South

23.                   It is expected that there is progress in the calculation of the indicators by distributors, which clearly has not been observed, since it was found that only 52% of the distributors met the 2014 DEC, a percentage that would reach 86% if the companies had had, in 2014, a position equal to its best performance. Instead of improving their practices, which is required given the technological progress and the increasing level of demand of consumers, it is observed that most distributors have worsened their performance unreasonably, and keep trying to blame the imposition of limits conducted by ANEEL for its poor performance. And, even more severely, with the improvement of FEC and worsening of DEC, which increases the mean duration of stoppages.

24.          Another relevant analysis relates to the number of distributors that improved their performance from 2004 to 2014, in each region. Figure 6 shows the data for DEC and FEC. It is observed that in all regions there are distributors that improve their performance, with the Brazilian total being 49% for DEC and 73% for FEC. Once again, we do not observe trend of increase in difficulty to meet the limits, since nearly half the companies have improved their performance on DEC and over 70% have improved on FEC.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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Percentage of distributors that improved DEC and FEC indicators between

2004 and 2014

Figure 6 - Percentage of distributors that improves the global DEC and FEC indicators between 2004 and 2014, per region.

Centro-Oeste – Mid-West

Nordeste – Northeast

Norte – North

Sudeste – Southeast

Sul – South

25.          We move on to a more detailed analysis of the times to service emergencies, aiming at finding evidences that point to the cause of such a dramatic increase in the mean duration of supply stoppages, characterizes by the ration between the DEC and FEC indicators. Figure 7 presents the evolution in the mean duration of stoppages between 2004 and 2014. The blue bars show the mean duration of stoppages, i.e., the relationship between the calculated global Brazilian DEC and FEC. The bars in orange show the ratio between the global Brazilian DEC and FEC.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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Average duration of stoppages

Figure 7 - Average duration of stoppages: ratio between the calculated Brazilian DEC and FEC.

DEC Apurado/FEC Apurado – DEC Evaluated/FEC Evaluated

DEC Limite/FEC Limite – DEC Limit/FEC Limit

26.                   It is observed that the ratio between DEC and FEC determined is growing consistently, but the same is not true in the ratio between DEC and FEC limits. In 2004, the ratio between the DEC and FEC calculated was 1.30 hours, i.e. each stoppage took 1 hour and 18 minutes to be fixed, on average. On the other hand, in 2014, the mean duration is 1.77 hours, i.e. each stoppage took 1 hour and 46 minutes to be fixed. Thus, there is an increase of 28 minutes in the mean recovery time of stoppages that occurred in the country. The result is that, even with the improved global Brazilian FEC, i.e. with less stoppages, there was an increase in the total time that, on average, each consumer in the country remained without power supply (global DEC). If the mean duration was kept at 1.30 hours, the DEC calculated in Brazil in 2014 would have been of 12.92 hours, considering that the FEC found was of 9.94.

27.                   Mean time indicators of service to emergency events may elucidate the behavior shown in the mean duration of stoppages. Regulated by Module 8 of PRODIST, service response times are composed as follows:

• Mean Preparation Time (TMP): average time elapsed from the information of emergency occurrence until the service team leaves to the site of the event.

• Mean Displacement Time (TMD): average time elapsed from the beginning of the displacement of the service team until the location of the defect is reached.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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• Mean Execution Time (TME): average time from the moment the team begins to perform the service in the location of fault until the complete solution of the problem.

• Mean time of service to emergency events (TMAE): sum of mean preparation, displacement and execution times: TMAE = TMP + TMO + TME.

28.                   The preparation, displacement and execution times are registered for each emergency event. The mean times constitute the TMP, TMO and TME indicators that are an important source of analysis of the distributor's behavior with regard to managing O&M resources.

29.                   An increased TMP indicates that the resources for service to these events are becoming insufficient because each event is put on hold for a longer period of time before a team is available to begin the displacement. An increased TMO indicates that the routes are longer, which is caused by a more difficult access to the site of the event as well as by insufficient number or allocation of teams, so that these have to travel long distances to attend events over a wide geographic area. Finally, an increased TME indicates that events are taking longer to be addressed by the service team, which usually features more severe events, affecting the power grid, or demonstrates that the teams have insufficient training/preparation, or limited resources.

30.          ANEEL has been assessing TMP and TM indicators since 2003. The TME indicator was created in 2009. Figure 8 shows the evolution of indicator of times of service in Brazil, since 2004. For the year of 2009, we omitted the Cemig-O data, sent with inconsistencies.  There has been an alarming increase in the mean preparation time (TMP), which had its value tripled in the period, showing that there really is a serious problem of operating and maintenance resources allocation failure at the distributors. The TMO has also increased, but since it is influenced by the significant increase of the TMP, we cannot attribute its rise to an increased difficulty of access. As for the TME, there was an improvement between 2009 and 2011, the values remaining at the same level since then, so that no indications that stoppages are affecting electrical networks more severely.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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Average times of service to emergency events in  Brazil

Figure 8 - Mean times of service to emergency events in Brazil

Tempo médio (Minutos) – Average time (Minutes)

·         Em 2009 não foram considerados os dados da Cemig-D, por inconsistência.

·         In 2009 the data of Cemig-D were not considered due to inconsistency.

31.                   Concluding the subject matter of adequacy of limits, we present an analysis of global DEC and FEC indicators of distributors in Brazil, separating those that comply with the limits from those that do not comply. The 2014 DEC indicator was taken as the base because it encompasses all of the breaches observed that year (i.e. all the companies that did not comply with the FEC in 2014 also breached the DEC). In total, 33 distributors had a DEC calculated below the global limit, while 30 were above.

32.                   Figure 9 shows the history of all 33 companies that complied with the global 2014 DEC. Figure 10 shows the same analysis for the 30 distributors that did not comply with the indicator. It was observed that the 33 distributors that complied with the limit in 2014 showed a clear tendency toward improving their performance, having reached the best levels of DEC and FEC in 2014 for their entire history, with a good spread between values calculated and limits. This behavior is the expected by ANEEL control and the entire society, which demands an increasingly better performance of distributors.

33.                   On the other hand, the 30 companies that did not comply with the global DEC in 2014 show a large difference between the calculated DEC value and the limit (of about 6 hours). These distributors present a tendency to worsen the DEC indicator within the last 10 years, having qualified their best performance in 2004.This behavior is unacceptable and cannot be attributed to the ANEEL limits given there is a group of 33 companies that present good performance, not only complying with the limits, but also reaching the lowest value

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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of indicators over the last year. It is further noted that companies that violate DEC usually comply with FEC, which indicates that there isn't a general problem of lack of investment, but of inefficient management of O&M resources.

DEC and FEC History: 33 distributors that complied with DEC in 2014

Figure 9 - History of calculation and limits of 33 distributors with calculation of OEC below the global limit in 2014.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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DEC and FEC History: 30 distributors that did not comply with DEC in 2014

Figure 10 - History of calculation and limits of the 30 distributors with DEC calculation above the global limit in 2014.

34.                   Clearly, there is a group of distributors with more serious problems, in which a higher level of investments will probably be necessary in other to restore the quality of service. 10 distribution companies did not comply with the global limits of DEC and FEC in 2014, all of which fall within the scope of the concessions extension process. Figure 11 shows the global performance of these companies. We observe a major violation in the FEC of 7 stoppages. In DEC, the situation is even worse, with a violation of 16 hours and the worst performance of the entire history observed in 2014.

35.                   This is not to claim that the methodology of ANEEL requires additional investments, or that the extension of concessions is subject to  investments by distributors. But it can be observed that, in some companies, investments should have been made in the past, but they have been dammed, and will be required to achieve the quality levels now required.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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DEC and FEC History: 10 distributors that did not comply with DEC and FEC in 2014

Figure 11 - Calculation History and limits of the 10 distribution companies (group of distributors with more serious problems) with DEC and FEC calculation above the global limits in 2014.

36.                   From all the data presented, it is concluded that the fact that several distributors fail to comply with quality levels cannot be attributed to inadequate limits, being proven that there are serious management problems in many distributors, which verified by the good performance of several other distributors from all regions of the country, which are subject to the same methodologies for setting both tariffs and quality indicators.

37.                   As to the claim that the limits are inadequate due to the fact that all of the distributors pay compensation to consumers, it is highlighted that the compensation are due because of the violation of individual continuity indicators. Clearly, even a distribution company with excellent performance in collective indicators will eventually pay compensation to some consumers due to problems located in the concession area, and there is therefore no logic in the argument presented. As the DEC and FEC indicators are mean values, the control carried out by individual indicators, among other objectives, aims to encourage the distribution company to provide more homogeneous quality and prevent that any portion of consumers receive a very bad service.

38.                   Regarding the adequacy of the comparison methodology to define the limits, it is a matter of the method applied by ANEEL since 2000, which has undergone several improvements, always widely discussed with the society in public hearings. The is no technical reason to propose a different form than that traditionally adopted by ANEEL to define the limits

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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contrary, ANEEL would be the subject of a lot of criticism if they did not use the best known and consolidated methodology to regulate the Brazilian electric sector.

39.                    Regarding the argument that claims that "there is an error in the methodology", it is emphasized that the comparison made by the method already adopts intrinsic safety margins in order to prevent that any error in the data has significant impact on setting limits. For example, we mention the use of a history of 3 years for the indicators (taking the average as performance), the use of the 20th percentile of performances as a limit to be reached (instead of using the best performance), the transition period to achieve the limit equal to 8 years (rather than requiring immediate achievement) and the limitation on the maximum annual reduction of the limits of the sets. Thus, ANEEL is fully assured of the adequacy of the methodology.

40.                    For these reasons, it is clear that it is not reasonable to claim that ANEEL requires excellent levels of quality, rather than efficient levels. If ANEEL wished to require excellent levels, or even the 'optimal point' or benchmark, as the contribution claims, they could, for example, adopt the 10th percentile or an even better performance (which in fact would be the benchmark) as a limit to be achieved, instead of the 20th percentile.

41.                    Figure 12 presents an example applied to Copel-DIS, which presented this argument in its contribution. The proposed limits for the Distributor's DEC are shown at the public hearing compared to the 10th percentile and the benchmark of the average performance observed in the period between 2012 and 2014. It becomes apparent that there is a large gap between the best performance (benchmark) and limits considered efficient by ANEEL, which consist of a trajectory to achieve the 20th percentile within 8 years. Thus, once again it is proved that the optimal level of quality is not required, but the efficient level instead, according to the methodology already established in the distribution sector.

42.                    Still according to Figure 12, it is observed that the DEC determined by Copel-DIS has worsened in recent years, which testifies against the dealer's claim. It is emphasized that the proposed limit for the year 2020 is very close to the value that the distributor found back in 2012, once more showing that it is not an unreasonable proposal by ANEEL.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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DEC Proposal COPEL-DIS

Figure 12 - Comparison between limits proposed by Copel-DIS for the 5 first years of agreement and best performances

DEC Externo Apurado – External DEC Evaluated

DEC Interno Apurado – Internal DEC Evaluated

DEC Limite Interno Considerado – Internal DEC Limit Considered

DEC Limite Interno Proposto – Internal DEC Limit Proposed

Limite Convencional DEC Interno – Internal Conventional DEC Limit

Percentil 10 – Percentile 10

Benchmark – Benchmark

·         Apurados 2015: média móvel de julho/2014 a junho/2015

·         Evaluated in 2015: moving average from July/2014 to June/2015

.

43.                   As to the argument claiming that there is a great risk that "the experience of an exceptional scenario by the dealer in its last year of continuing trajectory, caused by uncontrollable situations, may cause the termination of its concession", where this risk should be addressed by ANEEL, we highlight that there are already provisions that address the purge of exceptional circumstances from the regulation, allowing Stoppages during Emergencies - ISE and stoppages occurred in Critical Days to be disregarded from the proposed indicators for evaluation of the contract.

44.                   The Critical Day captures eventual situations occurred in the scope of the consuming units sets. Their formulation allows that, on a day the number of emergency situations far exceeds the daily average observed throughout the history of the set, its stoppages be purged from DEC and FEC indicators considered for the agreement. That is, the Critical Day is in place to address exceptional situations that incur on a localized area (set) of the distribution company.

45.                   In addition, Stoppages in Emergency Situations - ISE are determined by means of a mathematical criterion upon the occurrence of a very severe event and/or scope in the concession area, such as natural disasters (as examples, we mention the event occurred in January 2011 in the concession area of ENF, with rains and landslides and the tornado occurred in the concession areas of IENERGIA and CELESC-DIS in May 2015). Thus, the ISE are meant to address large scale events occurred in the concession area.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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46.                   Thus, the regulation of ANEEL established that situations liable to purging of indicators are well characterized in the Critical Day and ISE provisions. The events that do not meet the two criteria are typically minor events, that make up the allowance granted by the limits of the DEC and FEC indicators. This understanding has already been widely discussed in the process that improved the definition of ISE through Public Consultation N. 17/2013 and Public Hearing n. 52/2014. and is embodied by Decision n. 87/2014-PGElANEEUPGF/AGU.

47.                   Therefore, we do not see in which situation an "exceptional scenario" could not be eligible to purge and still have enough impact to cause a breach of the indicators, even if the distribution company made every effort to comply with the limits. There is also no need to talk about ANEEL's responsibility to "address the risk of infringement" on the part of distributors. Now, the company is the one who owns management on indicators, being up to them to manage the risks associated with their violation. ANEEL's role is to define the limits so as the distribution company renders appropriate service with efficient management. As previously discussed in this Section, there is no indication that the limits defined by ANEEL are not coherent.

48.                   In this aspect, we highlight that the concept of "limit" is associated with the maximum admissible value. Therefore, it is mandatory that the distribution company operate under the limit, being up to them to determine a safety margin for its operation in order to mitigate the risk of violation. It is a manageable risk, regardless the value of the limit established.

49.                   It is also noteworthy that compliance with the global limit constitutes the minimum requirement to consider a company as efficient in terms of quality of services rendered. In the ordinary regulation, ANEEL defines limits per set of consuming units. Observation of limits of the sets would be a more demanding condition than observation of global limits, but is not being regarded as a criterion for concession termination.

50.                   Based on all of the above, it is concluded not to accept the proposed: definition of a tolerance range for the limits, of distinct criteria for applying the methodology to define the limits; to create an incentive mechanism to accumulate credits for violation of the limit of the 5th year and set the limit of the 5th year as the same as the 4th year. All proposals submitted have the practical effect of merely elevating the value of limit of the 5th year, making it easier for distributors to comply with them.

51.                   Moreover, it is worth noting that Law 12,783/2013 and Decree 8.461/2015 predict the efficient criterion of service provision as conditioning for extension of concessions. The Decree itself provided the rule to fulfill the continuity limits in the fifth year of the assessment period of the concession agreement. Under no circumstances ANEEL could detract from these commands.

52.                   Considering ANEEL has adopted for 15 years a methodology that determines the effective limits, to propose more lenient limits than the methodology without any technical justification would be an inconsistency with the Agency's entire history of limit definition, an undesirable risk at such an important, in addition to representing a benefit for distributors over consumers.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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53.                    Note that the distributors have no vested right on concessions to be extended, and the extension is only justified by the achievement of the adequate provision of the service. If the dealers subject to  extension understand that they do not have conditions to achieve the efficiency levels required , there is no obligation to accept the extension. Certainly, there are companies in the country capable and willing to accept these concessions meeting the required efficiency conditions, which will certainly benefit consumers in these areas.

III - 1.2 Contributions regarding purging scheduled stoppages during the fifth assessment year of the concession agreement

54.                    Several contributions submitted by distributors require the purge of part or the whole of scheduled stoppages carried out during the five first years of the concession agreement. The companies claim that in order to meet the continuity indicators required during the assessment period, it will be necessary to carry out a large amount of works to adapt the system, resulting in increased scheduled stoppages at the risk of not meeting the limits established.

55.                    Some proposals suggest purging scheduled stoppages linked to the achievement of the Distribution Development Plan - PDD, provided that the unscheduled DEC and FEC indicators be reduced. Other proposals suggest disregarding the scheduled indicators when linked to works for system improvement. There are even contributions suggesting to disregard from the indicator scheduled DEC and FEC values that are above a value based on the company's history. Other contributions request that all of the scheduled stoppages be excluded from the indicators.

56.                    ANEEL has designed the DEC and FEC indicators including scheduled stoppages in the calculation used to verify compliance with the limits. The purpose of including these in the index is to encourage distributors to also be effective in executing schedules, not just the accidental stoppages. Thus, distributors are encouraged to adopt the best practices available to prevent or minimize the amount and duration of schedules stoppages necessary to carry out the works and improvements in the system.

57.                    As for the contribution that suggests completely removing unscheduled stoppages, it would greatly alter the indicators used to compare distribution companies, which would cause the performance of a new comparative performance analysis with adjusted indicators (removing the scheduled portion). Such big changes are not technically consistent, as they would completely take away the incentive for companies to be efficient in scheduling. The practical result would be a great incentive to carry out scheduled stoppages even when these could be avoided, which would result in increasing the number and duration of stoppages to consumers, which is certainly contrary to the purpose of the Law and Decree, which require efficiency in rendering these services.

58.                    Regarding the contributions that suggest that purging part of the stoppages, we highlight that the problem of reducing encouragement to efficiency would still exist, only to a lesser extent. Additionally, there are other

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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problems associated, e.g. related to the contribution that suggests disregarding schedules indicators when linked to works for system improvement. There is often a fine line between a work characterized as a system improvement or expansion work. There would be, therefore, encouragement for the distributor to classify works as improvement works, with further verification by ANEEL being difficult.

59. Another problem is observed in the contribution that suggests to disregard from the indicator scheduled DEC and FEC values above a value based on the company's history. Such an instrument would benefit companies that have the lowest record of scheduled stoppages, which are among the distributors with worst performance, i.e. companies that have not invested in their system in the past would be able to purge a higher percentage of the indicator.

60.

61. In short, all contributions in this line aim to reduce the amount of stoppages considered in the indicator, which would "mask" violations of limits. It should be noted that these stoppages are manageable by distributors, being up to them to operate efficiently. Once they are contained in the indicators' history, it makes no sense to remove them only for assuming that there will be an increase in unscheduled stoppages.

62. It is worth noting here that most distributors who violated the indicators in 2014 did so only in DEC. That is, it was observed that, overall, FEC is being complied with, indicating that there is no need for a significant increase in the amount of investments and works for much of the distribution. That is, the figures presented in the previous section show that the problem of service quality is much more related to the management of O&M resources than to investments in the system.

63. Even for those companies that are not complying with the FEC, it is noted that the trajectory of limits' reduction has already contemplated an initial period of blunt reduction (for the first two years of trajectory). This initial attenuation precisely aimed to give the opportunity for the distributor to invest on its system in order to meet the limits in the following years.

64. Thus, the companies that need to carry out investments in improvement must act quickly, taking advantage of the higher limits of the first two years to carry out most of the works. Consequently, improvements made will reflect on future years, which have more demanding limits. For all of these reasons, we choose to reject the contributions that require purging schedules stoppages.

III - 1.3 Contributions regarding the calculation of interest in supply to define the internal DEC and FEC limits

65. In the concession agreement amendment proposal submitted in hearing, ANEEL proposed to use the internal DEC and FEC indicators to assess the quality of the service rendered by distributors in the 5 first years of the contract.

66. Since the ANEEL's ordinary regulation uses DEC and FEC indicators considering

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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the supply (external DEC and FEC), it was necessary to adapt the existing limits, removing the supply effect. Thus, the proposal submitted in hearing was based on the mean supply observed in Brazil, namely 4.12% in DEC and 6.85% in FEC. Thus, the DEC and FEC limits of distribution companies were reduced in these percentages, aiming ar defining the limits for the internal DEC and FEC indicators for the year of 2014, which acted as a starting point for the trajectory of limits to be determined.

67.                    Several contributions claim that the use o mean percentages in Brazil is nor appropriate to the reality of concessions. The contributions point out that some companies with external indicator way below the Brazilian average would be adversely affected by reducing the upper limit to the baseline observed in its supply history. Therefore, these contributions require that the supply history of each company be used to define internal limits.

68.                    However, the proposal presented is not coherent with the logic of limit definition by comparison used by ANEEL. As the sets of consumer units of all distributors are compared with one another, the limits of each set do not take into account just the actual performance achieved by the set, but the performance of all similar sets. Therefore, this contribution was not accepted.

69.                    Another contribution, presented by Celesc-DIS, proposed a more consistent criterion to define the internal limits. The Distributor claims that the limits set by comparison take into account the 20th percentile performance of the sets, which tends to have a supply performance better than the Brazilian average. Thus, using the Brazilian average would mean dramatically reducing the internal limit, since the effect of supply on limits is lower than the average baseline of the country.
 The Distributor then suggested applying the methodology with and without the effect of supply, comparing the results obtained and applying the percentage difference into the ordinary DEC and FEC limits, obtaining the internal DEC and FEC limits appropriate to each distributor.

70.                    The arguments put forward by Celesc-DIS are consistent, and analysis of the data found that, indeed, the adoption of Brazilian average percentages results in dramatically reducing the internal limits. Thus, the Distributor's claim was accepted, since it's more technically consistent with the comparative methodology adopted by ANEEL. Please note that the resulting changes will impact only distributors with calculation below the global limits in 2014. For those with calculation above these limits, the starting point is the value found, so that the change in internal limits considered for 2014 has no effect. The new limits proposed for internal indicators DEC and FEC of distributors are found in Appendix II of this Technical Note.

III - 1.4 -  Contributions regarding the clause of restriction to the payment of dividends and interest on equity due to poor quality of service.

71.                    The concession agreement amendment term placed in hearing brought, on the eighth subsection of the clause two, a provision for restricting payment of dividends and interest on equity in the case of distributors with severe and/or frequent violation of quality indicators, as follows:

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"Subclause Eight - Failure to comply with quality standards set by ANEEL, characterized by severe and/or frequent violation of the regulatory standards, as per ANEEL's regulation, may cause the impossibility of distribution of dividends or payment of interests on equity whose value, alone or in combination, is above the minimum legal value, until the regulatory parameters are restored".

72.                    The contributions submitted by distributors to this clause suggested its deletion or the definition of objective parameters to characterize what would be a severe and/or frequent violation. The agents claim that the subclause provides a risk that cannot be calculated by the distributors, since the regulation of the issue will be pending.

73.                    A contribution also suggests including in the clause that the minimum dividend to be distributed respects the value defined in the bylaws of the company, rather than the legal minimum of 25% provided in Art. 202 of Law 6.404/1976.The contribution requested this inclusion also aiming to avoid the need to amend the company's bylaws, which involves convening a general meeting and, in some cases, amending the State Law. The contribution also criticized the fact that ANEEL is "interfering with matters specific to prerogatives of power of the controlling shareholder control power".

74.                    Another contribution to this subclause suggests limiting its scope to internal global continuity indicators of the dealer. This contribution also suggested removing the connective and/or text, replacing it with "and", so that only severe and also frequent violations were to be penalized according to the provision.

75.                    Finally, it is emphasized that there were contributions supporting ANEEL's initiative to include the subclause in question.

76.                    As already discussed in Technical Note 0175/2015, the purpose of ANEEL is to protect consumers from a deterioration of the service rendered motivated by the withdrawal of company resources by the controller. The proposal placed on hearing aimed to restrict the payment of dividends and interest on equity only in extreme cases, as per the violation of limits set by a high margin, or for consecutive years. ANEEL does not intend to apply the provisions due to violations occurred in lesser broad areas. We also do not wish to use indicators with little history of calculation or those that are less relevant to the quality perceived by consumers.

77.                   However, it is unreasonable that a distributor with deterioration of quality provided remove significant resources (above minimum) of the company to compensate shareholders, since it is a concession whose primary purpose is the provision of an essential public service. The claim that the distribution of dividends it is a "prerogative of the controlling shareholder's controlling power exercise" is valid, as long as this controller complies with the provisions of the Law and agreement, which determine the parameters for the provision of appropriate service.

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78.                    Once complying with the requirements necessary for service provision, the controller shall enjoy complete freedom to run the business. The subclause in question aims only at encouraging the commitment of controllers with the long term goals of the concession, preventing the controlling power to be used by administrators to maximize short-term profits at the expense of achieving of proper quality standards.

79.                    It is also noted that this restriction does not compare, for example, to a fine of penalty imposed by ANEEL. Unlike the fine, the restriction on the payment of dividends and interest on equity does not take away the resources of the concession, but requires that these resources remain available for application in quality improvements. Thus, it is considered that this is an interesting incentive mechanism, with the possibility of bringing real benefits to the quality of service and sustainability of the concessions. It is proposed then that the subclause be maintained.

80.                    Regarding the proposal to include in the subclause that the restriction on dividend payments must comply with the provisions of the company's bylaws, such a link is already predicted by Law 6.404/1976.For this reason, it is proposed that companies adapt their bylaws within 180 days after signing the contract, so that the value contained in the bylaws is adapted to a minimum of 25%, as provided by Law 6.404/1976.For this reason, this obligation is included in Subclause Two of Clause Seven of the amendment (addendum).

81.                    As for the replacement of the connective "and/or" with "and" in the subclause, the proposal is considered inadequate, as it would greatly limit the use of the provision. Now, with regard to the arguments claiming that the subclause proposed in hearing provides insecurity, since it does not specify the parameters that define severe and/or frequent violations nor the indicators to be used, we consider they are valid.
 It is therefore proposed to amend the subclause in order to limit it and make it more specific, as follows:

"Subclause Eight - Failure to comply with global annual limits of collective continuity indicators for two consecutive years or three times in five years may, in accordance with ANEEL's regulation, mean the limitation of dividend distribution or payment of interest on equity, until the regulatory parameters are restored, subject to Item I of Subclause One of Clause Seven".

82.                    Thus, the contribution that only suggests the use of annual global continuity indicators for implementation os the provision, given that DEC and FEC indicators are the most established for assessment of perceived quality of energy by consumers, for which reason Decree 8.461/2015 determined that the quality should be assessed in the trial period of five years by indicators that take into account the duration and frequency of stoppages. Still, the publication of a normative resolution by ANEEL is necessary to guide the subject matter.

83.                    We also chose to withdrawal the term severe and/or frequent violation in order to define more clearly the provisions to be applied. Thus, it is considered as frequent violation the one occurred for two consecutive years or three times in five years. As for the term "severe",

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it is no longer part of the assessment criterion for the provision. Once we have set out to evaluate global continuity limits, which are the minimum continuity standard to be provided by distributors (failure to comply with the global limit necessarily entails non-compliance of a limit on some set, but not vice-versa), it was decided to apply the provision upon violation, regardless its level.

III - 1.5 - Contributions regarding the regulation clause on agreement termination applicable to the 5 last years of the concession

84.                    The concession agreement amendment term placed in the hearing brought about, in subclause thirteen of clause twelve, the prediction for ANEEL regulation regarding the 5 last years of the concession, as follows:

'"Subclause Thirteen - The DISTRIBUTOR undertakes to carry out, in the last five (5) years of this Agreement, ANEEL's regulations on contract termination, which may include the mandatory annual minimum investment, increased penalties, broad access to administrative, commercial and operational information, among other rules necessary to ensure the continued provision of the distribution service."

85.                    Distributors contributed requiring the removal of the subclause, claiming that there is a long timeline and relative uncertainty about the regulation to be proposed. The contributions have also pointed out that

ANEEL already has effective mechanisms to monitor the conditions of the concession over the previous 25 years, and may even impose restrictions on the distribution of dividends, beyond the traditional penalties. It was also highlighted that the contract provides for the construction of a maintenance plan and that distributors are already required to annually submit investment plans (PDD, required by PRODIST), which includes even clarification on planned and unrealized investments.

86.                    Another contribution argues that the clause is excessive, causing imbalance between the parties in the contractual relationship. The contribution argues that it is unreasonable that dealers be committed to a clause providing for a differentiated regime for the end of the agreement with rules that are more strict than originally agreed, still unregulated, causing legal and regulatory uncertainty to distributors.

87.                    By assessing the contributions, we agree that in fact there is great uncertainty about the regulations to be adopted on the subject matter, since it will be effective only in 25 years from now.
 Thus, we propose a change, with the removal of this subclause. However, in order to maintain the proper provision of services in the last five years of the agreement, it is proposed that the Subclause that deals with the restriction on dividend payments (Subclause Eighth of Clause wo) be applicable regardless of repeated infringement in the last five years of the contract. Thus, a sole paragraph is added to this Subclause:

Subclause Eight

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(...)

Sole Paragraph - In the last 5 years of the agreement, in order to ensure the proper provision of services by the DISTRIBUTOR, the provisions of this Subclause apply in the event of any failure to comply with annual global limits of collective continuity indicators".

III - 1.6 Contributions regarding the impact of transferring Other Transmission Facilities - DIT on internal indicators DEC and FEC

88.                    At the Ordinary Public Meeting of the Board of Executive Officers of ANEEL, held on 23 June 2015, the Public Hearing 41/2015 was opened in order to obtain subsidies for the analysis of the proposed transfer of Other Transmission Facilities - DIT to distributors. The deadline to submit contributions was set between 29 June and 31 August 2015.

89.                    The proposal placed under hearing provides for the transfer of DITs to distributors within three years from the date of publication of the resolution. The deadline set would then be simultaneous to the initial 5-year period of assessment of the concession agreement.

90.                    The distributors have requested, in their contributions, that ANEEL doesn't consider in the determination of internal continuity indicators DEC  and FEC the stoppages occurred in the DITs that are transferred during the 5-year assessment period of the agreement, or that the transfer of DITs doesn't commence after this period. The justification provided is that the values present in the internal quality indicators database used to determine the quality limits for the first 5 years of the agreement do not include stoppages associated with DITs. Consequently, it is claimed that the inclusion of the DITs in distributors' assets will generate a distortion of these limits, since part of the external stoppages would be computed as internal, increasing the calculation of indicators.

91.                    The question raised by the distributors is relevant, and there is no accurate estimate of the impact the incorporation of DITs will have on the distributors' continuity indicators. Although we consider that such impact is not high, it is concluded that this risk must be mitigated, since these stoppages were not considered in the current indicators of the distribution companies, which are being used as the basis for the proposed limits for the assessment period os the first 5 years of the agreement.

92.                    Thus, it is proposed that stoppages arising from transferred DITs don't be considered as originating inside the distribution system over the first 5 years of the concession agreement.
 Thus, it is proposed to include the following provision in  Annex 11 of the addendum:

Subclause Six - In order to verify compliance with the limits set out in Table I, stoppages arising in facilities previously classified as Other Transmission Facilities - DIT, which are eventually incorporated by the distributor from the signature of this addendum, will be exceptionally be disregarded.

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Subclause Seven - Stoppages predicted in the previous subclause must be calculated separately in specific indicators DEC and FEC, submitted to ANEEL on a monthly basis for each set of consumer units of the distributor".

93.                    Due to the inclusion of these two subclauses, the remaining are renumbered. Additionally, to the former subclause six (which is now eight), we propose the following change:

"Subclause Eight - Values calculated from indicators DECi and FECi mentioned in this Appendix shall be calculated by ANEEL, based on the indicators submitted by the DISTRIBUTOR on a monthly basis for their consumer unit sets, in accordance with the ordinary procedure established in ANEEL's regulation, while indicators DEC and FEC  calculated for stoppages arising from facilities derived from the merged DITs must be subtracted".

III - 1.7 - Contributions regarding the clause requiring availability of access to systems for remote surveillance

94.                    The concession agreement amendment term brought about an innovation in subclause three of clause nine, which requires distributors to provide remote access to their systems for surveillance purposes, as follows:

"Subclause three - The DISTRIBUTOR shall provide ANEEL, upon request, remote access to all systems used for the provision of services, for the period necessary and deadlines required".

95.                    Some contributions submitted to the public hearing have requested the inclusion of a provision related to respecting the internal information safety rules of the distributor. The arguments claim that the confidentiality of information and safety of information systems of distributors should be guaranteed.
Another contribution also requested the exclusion of this subclause, claiming that distributors are not prepared to meet this request, and that ANEEL should better study the subject matter in order to propose a future regulation.

96.                    With regard to the contributions submitted, it is emphasized that the security of information obtained through remote access to the Distributor's computer systems shall meet the same criteria as in in-person activities conducted by ANEEL. Indeed, the confidentiality of information obtained is guaranteed by virtue of functional secrecy, which is required by law, and which prohibits disclosure of information by the servers, obtained by accomplishing the goals.

On the other hand, art. 31 V of Law 8.987/1995 provides that:

                         Art. 31. It is the dealer's responsibility to:

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(...)

V - allow free access, at any time, to the works, equipment and facilities of the service members, as well as to its accounting records, to those in charge of surveillance;"

97.                    It should be noted that, during remote access to the commercial systems of the distribution dealers, already regularly held by ANEEL, the Agency's computer system is always parameterized in order to conform to all standards and safety requirements provided by the dealer accessed. Thus, there is no need to include in the concession agreement the obligation to observe the information safety standards of the dealer accessed information, given this precaution is already considered by the Agency.

III- 1.8 - Contributions relating to repeated breach of indicators DEC and FEC during the 5-year assessment period of the concession agreement

98.                    In view of the provisions of Decree 8.461/2015, Appendix II of the amendment term of the agreement established in the subclause four of the clause one, that:

'Subclause Four - Failure to comply with any DECi or FECi limits set out in Table I, for two consecutive years during the trial period or in the year 2020, will result in the termination of the concession, in accordance with the provisions of Clauses Twelve and Eighteen".

99.                    The distributors presented a contribution suggesting that ANEEL modify the text in question, making it clear that failure to comply for two consecutive years shall be assessed separately for each indicator, so that failure to comply with DECi in a year and with FECi in the following year would not entail the termination of the concession.

100.                  However, ANEEL's interpretation of Decree 8.461/2015 is the exact opposite. For this reason, when preparing the text of the proposal to draft the amendment, ANEEL sought to establish that failure to comply with DECi in a year and with FECi the following year will indeed entail the opening of the concession termination process.

101.                  Analyzing the text of the Decree, it is apparent that this is the correct interpretation, since the Decree establishes in its art. 4 thereof, wherein:

Art. 42. Failure of the dealer due to non-compliance with one of the annual goals dealt with by paragraph 9 of article 1 for two consecutive years or with any of these goals by the end of the 5-year term will entail termination of concession, according to the provisions of this article and of the concession agreement or the amendment term".

102.                  Article 4 refers the goals mentioned in Paragraph 4 of article 1, which reads:

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

49.  Compliance with the criteria set out in sections I and II of the caput can be achieved by the dealer within a maximum of five years, counting from the calendar year following the date of signing the concession agreement or amendment, while all annual goals defined by the trajectories of continuous improvement, set out from the highest value among the limits to be defined by the Nation Agency for Electric Power - ANEEL, shall be met, as well as the indicators calculated for each dealer in the calendar year previous to the signature of the concession agreement or the amendment.

103.                  It is then observed that paragraph 4 of article 1 stipulates that annual goals be set for the criteria set out in sections I and II of the caput of art. 1. The relevant provision is transcribed below:

Art. 10 - The Ministry of Mines and Energy may extend the concessions for electric power distribution achieved by art.  70 of Law 12.783, from 11 January 2013, for thirty years, aiming at meeting the following criteria:

I - efficiency regarding the quality of services rendered;

II - efficiency regarding the economic-financial management;

III - operational and economic rationality; and

IV - affordability.

104.                  It appears then that items I and II deal with two distinct criteria: efficiency regarding the quality of services rendered and efficiency with respect to economic and financial management. Thus, the goals set out in paragraph 4 of art. 1 aim at assessing the distributor's efficiency in these different criteria.

105.                  Indicators DECi and FECi belong to the same criteria, efficiency regarding the quality of services rendered. There is no doubt that failure to comply with DECi in a year and with FECi the following year are violations of the efficiency criteria with regard to quality of service, in two consecutive years. For this reason, the text proposed under hearing decided to consider that failure to comply with DECi and FECi in consecutive years results in termination of the concession.

106.                  Since the distributors claim that the agreement text was not clear about the procedure to be adopted, we propose the following amendment to subclause four of clause one of Annex II to the addendum:

Subclause Four- Failure to comply with the efficiency criteria in relation to the quality of services rendered for two consecutive years during the assessment period, or in the year 2020, will result in the termination of the concession, in accordance with Clauses Ten and Eighteen.

Sole Paragraph- It will be considered a breach of the efficiency criterion with regard to the quality of services rendered the violation of the limit of at least one of the continuity indicators set out in Table r.

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III - 1.9 Contributions regarding the status of DEC and FEC limits required for the 5-year assessment period of the concession agreement in case of transference of control.

107.                  The distributors presented, through ABRADEE, a contribution relating to the situation of DEC and FEC limits required for the first five years of the concession, having occurred a failure of the dealers to comply with the parameters and the beginning of a transfer of corporate control process.

108.                   The contribution mentions that there is a possible scenario, in which the transference of control process can be completed within a period very close to the end of the five years, making the achievement of internal DEC and FEC limits stipulated in the Annex of the agreement impossible. Thus, the contribution suggests that the contract bring the provisions concerninglimits to be set for the new controller in the event of transference of control. For ABRADEE, a recovery plan of the concession should be associated with a transference of corporate control plan, with balanced terms and conditions so that the new controllers are able to perform the actions necessary to resume services rendered, in accordance with the operational and economic-financial aspects.     The contribution argues that there is a need to establish new annual limits to verify the efficiency of service rendering in these cases.

109.                  The arguments presented by ABRADEE are relevant, there is indeed the possibility of a situation in which it is necessary to define new DEC and FEC limits. However, it is not understood as appropriate to have metrics to be adopted in such cases already set in the agreement, as a possible breach of the metrics set out in the agreement may be linked to the different reasons, which must be analyzed in the proposal for a control transference plan.

110.                  It should be noted that Decree 8.461/2015 established in paragraph 2 and 3 of art. 4 thereof, that:paragraph 2 - The corporate control transference plan should demonstrate the feasibility of transferring control and the benefit of that measure for the adequacy of services rendered.

Paragraph 3 - The approval of the corporate control transference plan by ANEEL will revocate the concession termination process".

111.                  That is, since  ANEEL must assess and approve the control transference plan, and given that the plan should demonstrate the feasibility of the transference, it is concluded that the DEC and FEC limits should also be achievable. Thus, it is understood that Decree 8.461/2015 allows the overall assessment of the conditions of the new agreement in the event of transference of control.

III - 2 - CONTRIBUTIONS REGARDING ECONOMIC CLAUSES

III - 2.1 - THE ECONOMIC CLAUSE

112.                This chapter analyzes the new economic clauses of the concession agreement of the distributors that will undergo a process of concession renovation under Law 12.783, from 11

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January 2013. In section III - 2.1, we presented a more detailed analysis of some contributions submitted in the scope of Public Hearing 38/2015 - AP 38/2015. In section III - 2.2, we presented the final version of the draft agreement proposed. In the Contributions Analysis Report, we provided answers to all contributions submitted at AP 38/2015.

III - 2.1. - ANALYSIS OF THE MAIN CONTRIBUTIONS

113.                  This section will deal with some contributions that deserve, in our view, further deepening: Topics discussed are: (i) Regulatory Density of the Agreement; (ii) Rules for Tariff and Investments Review; (iii) Compensation for Fully Depreciated Assets and Capital Cost Shielding; (iv) Transfer of Productivity Gains on Factor X; (v) Changes in Power Purchase, Neutrality of Portion A and Economic and Financial Balance; (vi) Exceeding Demand and Reactive Surplus; and (vii) Operational and Economic Rationality.

III - 2.1.1 - Regulatory Density of the Agreement

114.                  In Technical Note 0175/2015-SCT-SFE-SFF-SRG-SRM / ANEEL, from 8 June 2015, hereafter NT 0175/2015, we argued that the adoption of a model of "Regulation by Incentives" for the electric power distribution segment, at the expense of the "Bidding for the Lowest Price" model took place for four main reasons: (i) strong presence of public policies; (ii) changes in other segments of the electricity chain affecting distributors; (iii) uncertainties in the economic scenario; and (iv) changes in preference of the society. These factors lead to uncertainties, which in a bidding process would entail a risk premium and, in the future, litigation. The "Regulation by Incentives" model is best suited to this reality due to its flexibility.

115.                  On the other hand, a greater flexibility has a disadvantage in relation to the bidding model, i.e. less security for entrepreneurs to make investments. The clearer the rules of tariff calculation, the lower the risk for investments.

116.                  Thus, there is a trade-off between security and flexibility, illustrated in the figure below. Greater flexibility allows adaptation to changes; however, there has been an increase in the risk of investments. Between the extremes of complete flexibility and complete stiffness, there are several intermediate levels. The challenge is to define a balanced relationship.

Figure 13: Trade-off between Security and Flexibility

Flexibilidade – Flexibility

Segurança – Security

117.         As discussed in NT 0175/2015, the concession agreement works/has succeeded in promoting balance between these elements. It is noticed that, in its formulation, there was a clear intention to set a

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period (tariff cycle) where the rules of tariff adjustment would be very strict, with exhaustive description of all elements associated with the calculation and, at the same time, flexible tariff and Factor X review rules, providing the regulating organism with the competence to regulate the subject matter.

118.                  The flexibility of tariff adjustment rules caused the need to conduct different amendments over the past 20 years. There have been changes due to alteration in the form of energy contracting, in order to correct unintended effects of the parametric formula, to clarify the right to compensation of regulatory assets and liabilities, among others. In addition, the emergence of new industry charges and energy contracting models not provided for in the original agreement brought about the need for adjustments in the form of tariff adjustment over time.

119.                  In relation to the more flexible tariff review rule, we argue that it is a desirable feature, given the nature of the problem. In addition to improving the quality of services, the tariff revision and redefinition of the Factor X are the means by which the consumer benefits from the regime of regulation by incentives, by appropriating all or part of the efficiency and productivity gains observed in the distribution sector. Thus, regardless the approach adopted in the tariff revision, it must meet this objective. Is it possible to define a priori how to measure and pass these gains on to consumers? The experience of ANEEL and of most countries that adopt a model of regulation by incentives suggests that no, for two main reasons. The first is that the tools of measurement of efficiency and productivity gains are constantly evolving, with no consensus in the literature about which are clearly superior. Secondly, the distribution business is very dynamic. In Brazil (and many other countries) significant changes constantly take place in the macroeconomic and sectorial scenario, affecting efficiency and productivity. This can make a particular tariff review methodology obsolete over time.

120.                  Therefore, the proposal presented in AP 38/2015 basically consisted in increasing the flexibility of the tariff adjustment process and decrease the flexibility of the tariff review process. As understood by most contributions made within the AP, the net result of the proposed changes was to reduce the "normative density" of the agreement. Greater weight should be given to safety and predictability of rules. Some contributions suggested that, ideally, the contract should exhaustively define all of the equations that will be used in the calculations of tariff adjustment and review. Thus, the regulator organism would only be responsible for analyzing data and facts submitted by the companies.

121.                  The issue has a legal and a technical nature.

The legal nature of the problem was the subject of Decision 55712015/ PFANEEUPGF/AGU, which concluded that there should not be excessive discretion, but the agreement need not contain all of the tariff adjustment and review rules, according to the following:

"63. In summary, we conclude that the concession agreement need not contain all of the tariff adjustment and revision rules.   The contract should establish the guidelines that will enable the achievement of tariff processes, providing the dealer with the confidence that the economic equation of the concession will be kept. Obviously, the more detailed the contract relative to the

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subject matter, the better the decisions of art.   23,   IV,   of Law 8987/1995 and 15 of Law 12.783/2013.will be met. It is that although the ruling contained in the agreement need not be exhaustive, should it not be so open as to leave the regulator broad space to propose solutions that only their discretion, even if it is a technical discretion, indicates as most appropriate.

It is necessary that the law and the agreement establish the supporting points that, at the same time, will provide security to the dealer that the economic balance of the retainer will be retained, and will direct the construction of the tariff methodology by the regulator within a process of public hearing."

122.                   Subject to the juridical restrictions on economic clauses, technical discussions should take into account the trade-off between security and flexibility. Making sure the contract contains at least the principles/guidelines/standards that will guide the development of future regulation. Thus, the question becomes how to define the best balance between the two concepts.

123.                   We agree with the statement that the proposal presented in AP 38/2015 favored flexibility at the expense of safety. Excessive flexibility is not desirable for two main reasons. The first is that the distribution activity requires a significant volume of "sunk" investments. The term "sunk" here refers to the high degree of asset specificity, which does not allow its use in other economic activities, and long service life. So it is important that the agreement clearly sets out the principles that will guide the rules of compensation of these investments over time.

124.         The second reason is that the greater clarity of the rules is important to correctly guide the actions expected of the agents throughout the concession. For example, if increased efficiency and improved quality are important goals, the concession agreement must define them as the guiding principles of the reviewing rules and, if possible, to define the ways in which the company will be encouraged to act in that direction. If you already know a priori an agreed mechanism of encouraging efficiency, it is desirable that it is clearly established in the agreement. Thus, the final proposal for the economic clauses of the Concession Agreement contemplates amendments to the draft presented at AP 38/2015 to increase the predictability of tariff adjustment and reviewing rules, illustrated in the figure below.

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Maior Flexibilidade – Greater Flexibility

Figure 14:  Trade-off between Safety for Investments and Flexibility

Proposta AP – AP Proposed

Flexibilidade – Flexibility

Segurança – Security

Proposta final – Final proposal

Maior Previsibilidade e Menos Riscos para investimentos – Greater Predictability and Lower Risks to Investments

125.                  Finally, many contributions questioned the alleged excessive use of the phrase "in accordance with ANEEL's regulation" in different parts of the agreement draft. Some contributions have interpreted the term as a sort of "delegation" given to ANEEL to regulate economic matters the way that best suited it. Some understood that the agreement should exhaustively contain the rules for tariff calculation, while others understood that the agreement should at least bring about clearer guidelines (the standards). As was made clear by the discussion presented above, if the term "in accordance with the regulation" refers to the rule, we understand that its reference in the contract is correct. Its exclusion would not change the fact that the agency will have to set a posteriori the rule, even if there is no express reference in the contract.

126.                  The best example to illustrate this point is the current contractual model, which does not include the term "in accordance with ANEEL's regulation", although it is indispensable that the Agency draw up regulations so that the contract can be executed. For example, the current one defines that the Factor X "is a value to be set in the review". However, although there is no reference to the Factor X being set "according to ANEEL's regulation", the Agency, in effect, sets the rule for calculating the Factor X since 1998, based in its legal status, and considering that the agreement It is obscure regarding the calculation methodology. The same is true for other clauses, such as the tariff review. However, if the term refers to the principle or guideline to be observed in the formulation of the rule, we agree that it is important to avoid it. That is, ANEEL should not regulate the interpretation of concepts, principles and foundations, which must be recorded in the Concession Agreement, but rather how to give effect to these concepts by means of rules appropriate to the existing regulatory framework.

III - 2.1.2 - Tariff Review and Investments Rules

127.                  Before analyzing the contributions submitted about tariff revision and investment, subject matters of this topic, it is important to analyze the regulatory framework under which the electricity distribution sector is today.

128.                  The Brazilian electricity distribution segment has a number of features

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that create a market power for the companies that have these concessions. It is due to this market power that the regulation was designed, so that distributors do not have full autonomy to set the fees charged to users. Were not so, there would be the risk of consumers paying higher rates than they could and should.

129.                  Until the 1980's, the preferred solution to set tariffs in sectors with features such as the distribution segment's was the adjustment for the cost of service. Put simply, this model consisted in calculating tariffs considering operating costs practiced by the companies - subject to some surveillance - plus a return on invested capital. The calculation of this remuneration considered a sufficiently compelling rate of return for investment in the sector.

130.                  The two main problems identified with this approach were the low efficiency gains incentive power and the occurrence of overinvestment. The low incentive power resulted from the absence of any benefit for the eventual reduction of operational costs, as the model implied the immediate transfer of any cost savings to the consumer. In the second case, overinvestment tended to occur due to the automatic transfer of investments made by the company, especially when return rates set by the regulating authority greatly exceeded the actual cost of capital opportunity, besides possible strategies related to accounting operating costs as investments.

131.                  Whether due to the higher levels of operating costs, or to overinvestment, the harmful consequence of this model to consumers was unnecessary increase in tariff levels. The regime, therefore, would work against one of the most important principles established by Brazilian law, namely, affordability. Tariffs are affordable when they reflect efficient cost levels. If the regulatory system does not encourage efficiency, it doesn't lead to lower tariffs.

132.                  Diagnosing this problem was the main reason that led Brazil to extinguish the so-called Guaranteed Compensation Regime, by means of Law 631/1993. From then on, primarily from the General Concession Law, there was the introduction of mechanisms to encourage efficiency gains with the advent of regulation by incentives. This new regime is in force since the signature of the current distribution concession agreements.

133.                   There are two main elements in the current concession agreement that promote incentives for efficiency gains and thus differentiates the new regime from the previous. The first is the tariff review cycle, the period in which tariffs cannot be revised (for less or more), except for a price variation index (IGP-M) and the Factor X. Why does the tariff review cycle encourage efficiency gains? Because companies can fully enjoy their efficiency gains in the period between reviews. Thus, the agents take a series of actions to meet the market at the lowest possible cost. It is noteworthy that incentives are needed to improve the quality so that cost reduction does not cause services rendered to worsen.

134.                   If the purpose of the tariff cycle is to disassociate costs and tariffs to provide incentives to efficiency gains,

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the Factor X cannot be a function of the costs used in the cycle. Otherwise, the model would make no sense. That is, a cycle is defined for the companies to benefit from a cost reduction and, at the same time, a reduction or increase in costs are passed on to the tariffs. This is the logic of the old regime, extinguished in 1993.

135.                Another fundamental element is tariff review. The current concession agreements define pretty general guidelines for the tariff review process, including incentives for efficiency gains. Thus, besides the tariff cycle, the tariff review process also has the main objective encouraging efficiency gains. But why is it necessary that the tariff review process also incorporate such incentives? The reason is that there is no guarantee that all companies in the tariff review cycle will be more efficient. Several studies conducted by ANEEL and academics show that in the Brazilian electricity distribution sector there are significant differences in efficiency among distributors.1 Therefore, the tariff review methodologies must be able to identify inefficient costs and not pass them on to consumers. If the review process was a mere transmitter of costs, we would go back to the old model, but with a cost pass-through discrepancy of 4 to 5 years, instead of one year. Since this is not the purpose of the new model, this process must also dissociate to some degree the actual cost and tariffs calculated to promote incentives to efficiency.

136.                 Interestingly, the current agreement defines "cost" in general, without discriminating which types of costs would be subject or not to incentives. In tariff review processes, it is common to identify two types of costs, namely: capital costs and operating costs. Put simply, what basically distinguishes the two types is that the first is formed by disbursements characterized by providing a particular service for a long period. Thus, for example, a pole can support a distribution network for a period exceeding one year - the average useful life of distributors' assets is currently about 26 years. That is, the dealer does not need to replace the same pole each year. Because of this nature, the company can more flexibly  allocate that kind of expense in due time without harming the service rendered, for they are non-recurring expenses, helping to generate results for several years. The company can rotate periods of "overinvestment" and "underinvestment". Therefore, it is interesting for the consumer pay for this type of expense over the useful life of assets, rather than paying immediately for the investment. But as this payment will be extended in time, it is necessary to compensate them for the cost of capital opportunity.

137.                Operating costs, in turn, are characterized by being costs with interventions in the distribution system that need to be repeated within a short period, in addition to administrative costs. For example, the company must constantly perform maintenance on their network, bill their customers, fight losses and non-payments etc. These expenses are largely made of costs with the company's own staff, as well as third-party's - it is estimated that approximately 80% of operating costs are personnel costs. Thus, what distinguishes operating costs from investments is that they don't have the same flexibility for time allocation of capital costs, i.e. they are recurring costs that contribute only to form the result of the fiscal year in which they were made.

1 See. e.g. submodule 2.2 of Tariff Regulation Procedures - PRORET, available at the ANEEL website www.aneel.org.br

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138.                  Thus, both costs are associated with the electricity distribution activity, classified into categories that are only different due to the temporal dimension of the "service" rendered and their contribution to the result of the activity. This distinction, however, is not centered in the current concession agreement and sectorial law.2So when the agreement does not mention the costs that would be subject to incentives to efficiency, is does not exclude capital costs.

139.                  Having laid out this brief description of the model, we now move on to the contributions submitted at AP 38/2015 about tariff review and investments. As for the tariff review rule, the most common claim was in order to set at least the principles (standards) to be adopted by the regulating authority in the concession agreements during the preparation of the rule. Some contributions suggested to set the current revision rule, only changing it by means of contractual amendment. Others suggested to fix the assumptions used in the currently applicable rule as principles of the agreement.

140.                  On the suggestion to fix the current revision of rule in the concession agreement, the previous section discussed  the risks involved in this proposal. Moreover, the rule currently in effect itself already provides for its periodic review as good regulatory practice. The rich scope of tariff review public hearings and enhancements incorporated into each cycle demonstrated the importance of conferring some technical discretion to the economic  regulation of a dynamic activity such as the distribution of electricity.

141.                  On the other hand, we agree with the suggestion to fix the Concession Agreement the guiding premises of tariff review regulations. The challenge is to define what would be the premises suitable for the entire concession period. We understand that there are two essential and complementary elements that must be observed in the rules for tariff review, the comparison between companies and the consideration of the concession area specifics.

142.                  The comparison has three important features. The first is that the efficient cost levels considered in the tariff review processes are "backed" by the real world. That is, the efficiency standards considered are those observed in the Brazilian power distribution segment. Thus, there is no possibility that the regulator set unenforceable or lenient efficiency standards, based on premises that are not supported by actual data.

143.                  The second characteristic is that the comparison promotes a kind of competition among companies. Since the standard of efficiency considered in the definition of the costs in the tariff review depends on the performance of some companies (mean, median, quartile, etc.), companies are encouraged to perform better than its "competitors" in the industry, introducing a market logic in the regulation of natural monopolies. The action to accommodate with your current efficiency levels would not be rational, since it would decrease the economic benefit of the distributor. The comparison creates a permanent incentive to innovation in the processes and investments that make the company more and more efficient.

144.                  The third characteristic is that the comparison promotes some predictability of what will occur in the tariff reviews. This is because the sector's performance can be seen by society. Thus, for instance, if the companies are generally gaining efficiency, it is natural to expect a reduction

2 Despite being concepts based on corporate and accounting law in general.

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of tariffs in the tariff reviews, sharing these gains.

145.                  With respect to the consideration of specifics of the concession area, this element is essential to ensure that the comparison between companies be effective. If the characteristics of the concession areas are not taken into account, all of the socioeconomic and environmental complexity is then assigned as efficiency (or inefficiency) of the companies, not allowing for a proper comparison. This would involve distortion in tariffs and even economic impracticality in serving certain areas. Therefore, when considering the specifics, we prevent a company from being considered efficient just because it is in an "easy" area, or inefficient because it is in a "difficult" area.

146.                   These are the principles that led to changes in tariff review rules adopted by ANEEL since at least the 1st Tariff Review Cycle, which began in 2003. The benefits of this model to the consumer are presented in the figure below. The average nominal rate of distribution3 increased by 6% between 2003 and 2014, while the IPCA increased 82% The IGP-M, in turn, changed by 92% in the period. Comparison with the IGP-M is interesting because it is the index applied to current agreements in the adjustment years. That is, applying the Factor X and periodic reviews prevented an 86% increase in tariffs.

Figure 15: Evolution of Mean Distribution Tariff, IGP-M and IPCA

Tarifa Média Distribuição – Average Distribution Rate

IPCA – National Wide Consumer Price Index

IGPM - General Market Price Index

147.                   The figure below compares the evolution of actual Portion B to that which would have occurred if Factor X and tariff review were not carried out in the period.4 In the chart, we can see that the detachment was mainly from the 2nd Tariff Review Cycle, which began in 2007. The difference in 2014 reached the amount of R$27 billion a year. That is, according to the tariff review processes and definition of the Factor X, consumers are failing to pay to distributors R$27 billion a year.

3           Measured by the ratio between Portion B and the Market.  Portion B corresponds to the sum of the values of Portion B considered in the tariff adjustments and reviews.

4           It was assumed, in order to simplify matters, that the market would be the same in both scenarios. The premise is reasonable, considering the low elasticity of the electric power demand price.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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Figure 17:  Tariff Evolution and Gains in Productivity of the Distribution Sector in the period between

2003/2013

Tarifa Média – Average Rate

Custos Operacionais/MWh – Operating Costs/MWh

Ebtida/MWh – Ebitda/MWh

5              Earn Before Interest, Tax and Depreciation. Ebitda was defined here as the difference between Portion B and operating costs. It is worth highlighting that it does not reflect the actual EBITDA, as this is influenced by a number of other variables, such as energy losses, provisions, reversals, non-operating income etc.

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149.                  The Ebtida/MWh reduction observed owes to: (i) the reduction of cost of capital over the period, especially due to the influence of risk-country; (ii) the improvement in the funding conditions of the companies, causing a greater efficiency in the cost of third-party capital and predictability of industry rules and; (iii) an increase in capital productivity, capable of serving a larger market with a smaller investment, besides the use of non-expensive sources, such as the Light for All Program - PLPT.

150.                  Finally, it is interesting to note that, despite the significant reduction in tariffs observed, all distributors that are having their concession agreements renegotiated expressed their wish to continue to provide the service. That is, the rules of adjustment and tariff review applied, although they reduced tariffs (in real terms), made the sector attractive for investments.

151.                  This shows that the incentive to efficiency by comparison, considering the characteristics of the concession area, should be the guiding elements of the adjustment and tariff review rules, since they reconcile compliance with legal principles of service rendering, with low tariffs to consumers without inhibiting investor interest in the activity. In this sense, the economic clauses of the new Concession Agreement should be improved to consolidate and deepen this concept.

152.                  Regarding the contributions on the tariff treatment to be given to investments, the main ones were: (i) to fully recognize all investments undertaken in the tariff review processes; (ii) to fully recognize all investments in the tariff adjustments; (H) to recognize investment in technological innovations in the tariff proceedings "in a different manner"; (iv) to recognize investments resulting from incorporation of other assets in the adjustment and review processes etc.

153.                   About the proposal for full recognition of investments without any filter or efficiency analysis, it goes against the principle of Tariff Affordability, since it would lead to inefficient costs. We see no reason, a priori, to restrict the incentive mechanisms only to operating costs. As discussed above, the only difference between operating and capital costs is the "temporal dimension of service" they render. Both are manageable by the company. Thus, it is possible for companies to undertake bigger investments (more expensive) than necessary (possible) to provide the service, unduly burdening the consumer. So it is important to analyze, where possible, the efficiency of investments undertaken.

154.                  Regarding the claim to consider investments in the tariff adjustments, it is not consistent with the regulatory regime by price adopted in the power distribution business. As in the tariff adjustments Portion B is updated by the market and by the Factor X, there is no link between revenues and assets that are effectively being used to provide the service in the tariff adjustments. In the regulatory model by price, it makes no sense to claim that this or that investment undertaken after the tariff review is not included in the tariff calculation, or, in the industry jargon, there is no "tariff coverage" for this or that investment.

155.         The figure below illustrates this argument, based on a hypothetical scenario, however one of generalizable effects,

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in which there is equality between the gross and net Regulatory Remuneration Bases (BRR) at the time of the tariff review. The example goes on with the hypothesis that investments made in the tariff cycle (range until the next review) are higher than depreciation, due to the need to expand the physical structure of the company to meet a growing market. Operating costs are disregarded, for simplification purposes. In this scenario, there would be an increase in revenue over the adjustments, depending on increased billed market, concurrent with the increase in capital expenditures resulting from new investments.

Figure 18: Investments, Evolution of BRR, of Costs of Capital and Revenue.

Revisão – Review

Reajuste 1 – Readjustment 1

Reajuste 2 – Readjustment 2

Reajuste 3 – Readjustment 3

Rem – Rem.

QRR – Quality and Risk Review

Receita – Income

BRR Liq – Net Regulatory Remuneration Baseline

156.                   Nevertheless, the regulation by price model, which allocates the market risk to the company, implies that there is no guarantee that the growth of revenue and expenditure be identical, even though these are efficient expenses. Rather, the probability of the two parts equalizing is zero. Thus, growth of revenue can be higher or lower than the costs. As is well known in the industry and in the literature, one of the goals of the Factor X is precisely to consider an estimate of the relationship between market growth and the costs (of capital and operating costs). As a rule, the market and, therefore, the revenue, tend to grow at a rate higher than the costs, including the capital costs. In other words, there is typically a gain in scale, which increases the productivity of labor and of capital due to market growth, so that the Factor X tends to be positive.

157.                  But what if the distributor has to make an efficient investment causing an increase in capital costs much higher than the market growth rate in tariff adjustment? In this case, it must request an extraordinary review of its tariffs, a provision included in the economic clauses. In this process, ANEEL must perform a new tariff review, which should cover all capital and operating costs, besides the market, in order to see if, in fact, there is an economic and financial unbalance.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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158.                   About the claim regarding the consideration of investments in new technologies "in a different manner", we understand that the subject matter is dealt with specifically in terms of regulation, and not the Concession Agreement. The main reason is that the term "new technologies" is general. Launch of new equipment happens daily, with some innovation. In the worst case scenario, a different color of a type of gauge is an innovation. Certainly, it is not that kind of innovation that contributions had in mind when they made the proposal, but the example shows the need to address the issue in the regulation.

159.                  The issue was the subject of Public Hearing 023/2014, which dealt with the improvement of the rules for tariff revision. Some contributions on that occasion suggested the creation of mechanisms to encourage innovation by means of the Factor X. The Technical Department and the Board of Executive Officers of ANEEL understood that such a mechanism would not be relevant at the time, since the issue needed to be deepened first. There were and there still are some fundamental questions that needed to be discussed, such as: (i) what is technological innovation? (ii) aren't the incentives for efficiency gains and improved quality enough to encourage innovation? (iii) in this case, wouldn't an additional "premium" for technological innovation incur penalty for consumers? (iv) economic regulation should be limited to objectives to be achieved or also to the means of achieving them? (v) to the extent that there already is legislation providing tax exemption for innovation, would an additional premium be relevant? (vi) are the funds, with tariff coverage, applied in Research and Development insufficient?; (vii) the incentives to innovation are particular of regulation or are they a public policy issue?

160.                  It still remains to examine the issue of tariff recognition of possible investments that have been made due to new regulations. First, it is important to clarify that any investments that have been made in light of new regulations are not excluded from the definition of BRR, and thus are considered in the tariff reviewing processes. In addition, the problems associated with the consideration of these investments in the tariff adjustments were previously discussed.

161.                  Suppose, in an extreme context, that  ANEEL had to neutralize all of the effects of regulations on the company's costs. In this case, it is unreasonable that only one set of events - only those that have a negative impact - be neutralized. It would be necessary to estimate the impact of all public policies and regulations that affect the costs directly and indirectly and neutralize them. In addition to the lack of legal provision for the adoption of this procedure, there is no practical feasibility or reasonableness due to the naturally existing information asymmetry between regulator and regulated.

III - 2.1.3 - Remuneration for Fully Depreciated Assets and Cost of Capital Shielding

162.                  Many contributions during AP 038/2015 suggested that the Concession Agreement provided for an additional remuneration for Fully Depreciated Assets - ATD. In our view, the issue is specific of regulation, and not of the Concession Agreement. The subject was also widely discussed in AP 023/2014, in which the claim was denied by the Technical Department and Board of Executive Officers of ANEEL.

163.         In the scope of AP 023/2014, several arguments to justify that the case

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of ATOs is similar to the Special Liabilities - OES, which has remuneration, were presented. In short, the contributions argued that the ATOs are active in operation and little manageable by companies, have no return on capital and regulatory reintegration quota, but are subject to revenue fluctuations related to its operating costs. Thus, as in the case of the OES, its "operational risk" must have an associated compensation.

164.                  Another argument made is that the absence of additional remuneration for ATOs could encourage companies to replace them by new assets. In doing so, distributors would get a return on capital while maintaining the same volume of services. This phenomenon, if it happened, would entail an increase in tariffs for consumers.

165.                   Therefore, in short, the contributions argued that the failure to consider an additional compensation would involve two issues: (i) underestimation of the cost of capital of ATOs, by not considering a risk component and (ii) incentives for the replacement of ATO with new assets.

166.                  The hypothesis about the ability of the company to manage these assets is key here. Either  ANEEL is underestimating the capital costs, by not considering a risk component in calculating the cost of capital related to the ATO - or there is no such underestimation, because companies can manage their assets in order to mitigate the problem, responding to incentives to the exchange of ATOs for new assets. Of course, it only makes sense to discuss the possibility of the distributors undertaking such exchange if they would have the freedom to do so. Thus, we must first discuss the "degree of management" of the companies on these assets.

167.                  With regard to this subject, the contributions presented several arguments justifying the limited management capacity of these assets, including: (i) in a scenario with limited volume of resources available, the replacement of ATOs is no longer an option, as expansion should be prioritized; (ii) in view of the legal and contractual obligation to seek the balance between quality of service and affordability, the indiscriminate replacement of ATOs would be contrary to the principle of affordability; (iii) past incompatibility between book and effective depreciation of assets; and (iv) REN has significantly reduced the possibility of dealers to find, among their fully depreciated assets, new assets recorded in the books. Therefore, most of the contributions ruled out the possibility of the ATO volume resulting from a management decision.

168.                  Indeed, all of these arguments are plausible. But if it is true that the volume of ATOs is unmanageable, it was not demonstrated that ANEEL underestimates the cost of capital of distributors by not considering this phenomenon. The existence of ATO is typical of the distribution business and, therefore, is part of the business risk, which has already been measured in the calculation of the cost of equity. As the American distribution business was taken as a reference, in order to show that ANEEL underestimated the rate of return, it is necessary to demonstrate that (i) the percentage of ATOs in the sample of American distributors considered in the beta calculation is different from the volume in the Brazilian distribution sector and (ii) that any difference would mean an additional risk to the Brazilian industry. None of these items were sufficiently demonstrated by the contributions. Some contributions mentioned that the amount of ATDs in the American sector is substantially smaller, but a reference for the data used was not

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presented. Neither did the contributions consider that a smaller volume of ATOs in the American sector could have resulted, for instance, from facilities with a longer economic lifespan.

169.                  Thus, it is concluded that, under the assumption that ATOs are not manageable by the distributors, the contributions did not present sufficient arguments to consider additional compensation of capital associated with these assets.

170.                  If the premise adopted is that ATOs are manageable, it is necessary to examine the possibility of encouraging the exchange of those for new assets. First, it is important to note that we agree with the statement that replacing assets that are fully depreciated in the book, but are in perfect working order, is not an efficient decision nor does it comply with affordability. Therefore, the issue requires investigation by ANEEL, either in relation to the associated economic incentives, or in relation to the appropriate surveillance measures. Such action on the part of the distributors, if properly identified, cannot produce effects related to tariffs, for such investments could not be considered efficient nor prudent.

171.                  The problem of encouraging the exchange of ATOs for new assets will exist if incentives to exchange are greater than the incentives to keep these assets. The incentive to keep the ATOs is in place mainly because of the possibility of such assets constituting a "cushion" against economic loss arising from mass goods faults before the end of their lifespan. In addition, new assets are not immune to faults, which would cause a second substitution and economic loss for distributors.

172.                   Thus, it is necessary to empirically analyze whether there indications of replacement of ATOs with new assets. The chart below shows the evolution of the percentage of ATOs on Fixed Assets in Service - AIS - (to the New Replacement Value). It is apparent that there was an increase in this percentage from the 2nd to the 3rd Tariff Review Cycle. As ANEEL did not consider any additional compensation for this type of asset in both cycles, evidence shows that, in the event that companies have some management over these assets, the economic incentives are higher in the sense to keep them than to replace them.

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Figure 19:  Percentage of ATO compared to AIS in the 2nd and 3rd Cycles.

2º Ciclo – 2nd Cycle

3º Ciclo – 3rd Cycle

173.                        Still on the subject of tariff treatment of investments, a second topic is the suggestion "shield" the remuneration of WACC according to the date of investment. According to these contributions, the fact that the return on capital be periodically recalculated causes uncertainties regarding the return on investment. Again, this claim was presented with the scope of AP 23/2014, and was denied by the Technical Department and the Board of Executive Officers. Therefore, it is a subject matter pertaining to regulation, and not to the Concession Agreement. However, we present below some thoughts on the subject.

174.                        What is the problem? Once the efficient investment is completed, it is valued and considered in the next tariff review process. Return on capital (equity and third-party) considered for this and for old investments in this process reflects the cost of capital estimated in that period. As the cost of capital is dynamic - it varies periodically according to changes on remuneration of risk-free asset, capital structure, market risk, etc. - in the next review, the remuneration of capital for all investments (the ones previously considered and the new) is recalculated by ANEEL to reflect the new reality. Why update the cost of capital? Why not consider the cost of capital from the time when the investment was made?

175.                        The main reason is that the cost of capital varies, since the opportunity cost varies. Let's assume that ANEEL set the rate of return for all investments made by a distributor on a tariff rate cycle at, for example, 10%, at a time when the Selic rate of return was 5%. Let's also assume that the 5% spread over the Selic rate accurately reflects the risk differential of the two investments. What would be the value of this investment if the Selic return rate increased? If the rate of return was shielded, as the contributions suggest, the investment would depreciate, since the opportunity cost increased. The opposite would occur if there was a reduction of Selic.

176.                         For this and other reasons, ANEEL and all regulatory agencies of the distribution sector that carry out tariff review process we know periodically recalculate the cost of capital.

III - 2.1.4 - Transfer of Productivity Gains on Factor X

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177.                           In the proposal placed in Public Hearing, we proposed that the objective of the Factor X is to pass on to consumers the productivity gains observed in the electricity distribution sector and the results from incentive mechanisms. Some contributions proposed replacing the term "passing on productivity gains" by "sharing productivity gains".

178.                        This is another issue widely explored in the scope of AP 23/2014 with claim denied by the Technical Department and the Board of Executive Officers. We understand that concept os sharing does not fit in the context of the Factor X for two reasons. First, it is important to note that we're not dealing with the dealer's productivity gains here, but with the distribution sector. Thus, if the distributor's productivity gain is, for instance, greater than the gain of the distribution sector, it will have an additional profit. If it's smaller, the company will see its profitability decline. Therefore, passing on productivity gains observed in the sector does not mean to nullify any benefits arising from productivity gains achieved by the distributor. On the contrary, by unlinking the actual productivity gains from that considered in the calculation of the Factor X, we create maximum encouragement to productivity gains.

179.                        The following figure illustrates the approach taken. Let's assume that the only component of the Factor X is gaining produtividade.6 In the process of tariff review, ANEEL takes as a reference to calculate operating costs, for example, the average efficiency of the sector. To facilitate understanding, it was assumed that the same applies to the cost of capital. The Factor X defined for each company in the tariff review reflects the sector's average productivity gains, represented by the red line.

Figure 20: Productivity Gains and Factor X

Compartilhamento de 50% – Sharing of 50%

Custo/MWh – Cost/MWh

Tarifa – Rate

Fator X – Factor X

Revisão Tarifária – Rate Review

Tempo - Time

180.                        Note that in the tariff review there are companies with costs above and below the average. Companies that are above average, i.e. the most inefficient, tend to have a greater potential for productivity gains. If they respond to the incentive mechanisms, the expected productivity trajectory is a convergence to average efficiency. The opposite is expected of

6              The current rule to set the Factor X is found in Submodule 2.5 of Tariff Regulation Procedures - PRORET Available at ANEEL website

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more efficient companies, which tend not to obtain average productivity gains. That is, if all goes as advocated in theory, efficiency levels tend to converge, as well as average and individual productivity gains.7

181.                        The purple line is half the average productivity gains. In this scenario, all companies tend to enjoy productivity gains higher than the considered in the calculation of Factor X. We would be promoting a tariff gain without any theoretical or empirical foundation, and without any consideration for the consumer. A company with average efficiency and average productivity gains would get a return higher than the regulatory remuneration.

182.                        Second, the concept of sharing refers to the company's own productivity gains. It makes no sense for a company to share productivity gains that are not their own. In this sense, sharing individual productivity gains of each company has two undesired effects. The first is that this criterion would penalize consumers served by inefficient dealers. The second is that it would reduce the incentive to efficiency gains - the ratchet effect.

III - 2.1.5 - Changes in the Power Purchase, Neutrality of Portion A and Economic and Financial Balance.

183.                        Several contributions presented in AP 38/2015 an additional revenue related to management risk of Portion A, particularly the power purchase costs. The issue was also widely discussed in Public Hearing 023/2014, which dealt with the improvement of the tariff review methodology applied to the power distribution business. The arguments presented here are the same ones presented on that occasion. However, given the importance of the issue, the discussion is worth remembering.

184.                        The model defined in the current distribution Concession Agreement and maintained in the proposal put on the AP 38/2015 provides incentive mechanisms in the most manageable cost shares and cost transfer mechanisms in the less manageable shares. Thus, power purchase prices, sector charges and transmission prices are largely passed on to consumers, as there is currently little or no management capacity by dealers on these items. The same is not true for operating costs, investments, return rates, trading losses, etc. In these shares, experience has shown that there is management capacity on the part of distributors.

185.                         Consistent with this view, several mechanisms have been set in addition to those provided for in the concession agreements, in order to mitigate risks for the distributors of less manageable shares. There are four main ones. The first is the Compensation Account of the Variation of Values of Portion A Items - CVA. Roughly speaking, the objective of CVA is to pass on, in the tariff adjustment, the differences between the prices used in the calculation of Portion A on the previous tariff adjustment and those verified. Thus, for example, if the dealer has been facing power purchase prices higher than those considered in the last tariff adjustment, it will have, in the next tariff adjustment, a revenue increase recognized to compensate for this difference. The difference is compensated by Selic.

7               It is worth emphasizing that it’s adopting the premise that companies respond to incentives for efficiency gains. If in practice it does not, the productivity gains of the most efficient companies "can even be higher than average,

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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186.                        The second mechanism is neutrality, which in the current version of the Concession Agreement, consists in passing on the difference (positive or negative) between the industry charges values considered in the last tariff process and the amounts billed by the distributor. If the values considered in the last adjustment are, for instance, lower than the billed, the distributor transfers to consumers, on the next adjustment, the difference updated by Selic.

187.                        The third are tariff flags that raise consumer tariffs automatically when the power purchase costs are higher. Tariff flags take into account the variable costs with energy purchases, especially due to thermoelectric generation and exposure to the spot market. Tariff flags greatly reduce the risk of detachment between the power purchase costs projected and realized, making the recovery of costs through the CVA less relevant.

188.                        Finally, one last mechanism is the Extraordinary Tariff Review - RTE, which provides for the possibility of an extraordinary review of tariffs if significant changes in costs that have not occurred by act or omission of the dealer are proven.

189.                        Therefore, the industry legislation and the Concession Agreement have defined forms of mitigation of Portion A risks. Are these mechanisms sufficient to address the problem? We believe so. In theory, the expected value of the CVA tends to be nil. This is true because there is no evidence that the calculation rule of Portion A, together with the tariff flags system, systematically underestimate or overestimate the costs of Portion A. Thus, it is expected that there are periods of positive and negative values of CVA throughout the concession. These values, whether positive or negative, are compensated by Selic.

190.                        However, the CVA could jeopardize the economic and financial balance of the concession if it reaches high values. For small CVA values it is reasonable to expect that the cash deficits and surpluses of the company tend to be neutral to the extent that the company can manage its cash to "pay" the deficits with surpluses conducted in other periods. However, there is no guarantee that this assumption is valid for large values. This is true because if the CVA reaches substantial levels, the distributor may have to resort to external funding sources. In this case, there are two risks. The first is it facing funding costs much higher than Selic. The second, and most important, is to find funding limits, make it impossible for the company to honor its commitments. But in the latter case, the distributors may resort to the RTE institute to resolve the problem. Indeed, it was this analysis that led ANEEL to carry out the RTE held in February 2015.

191.                                            Therefore, regarding the claim of considering additional remuneration to manage the power purchase costs, there are two possibilities. The first is to consider the remuneration claimed - that still needs a methodology for its calculation - and eliminate the mechanisms defined in the agreement and sectorial legislation to mitigate the risks of power purchase. The second is not to predict in the Concession Agreement main way to mitigate risks of Portion A. We suggest that second alternative for two

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main reasons.

192. The first is that historically there has been periods of low, medium and high volatility in energy costs, which alternated in an unsystematic and somewhat predictable way. Thus, the risks also tend to fluctuate greatly over time, which entails tremendous challenges for their correct measurement.

193. The second reason is that the cost of power purchase is also affected by the government, which promotes several changes in energy contracting model available to distributors. These changes may mitigate or increase volatility and, as a consequence, the risks associated with power purchase costs over time. These changes are also unpredictable.

194. Thus, the contract draft proposal below does not incorporate any additional revenue associated with the risk of power purchase costs. We understand that these risks exist, but they should be dealt with primarily with existing mechanisms in the Concession Agreement. In this sense, there are improvements in the calculation of the neutrality of Portion A, which seek to mitigate the risk for the distributor, as will be detailed in the next section.

III- 2.1.6 - Excessive Demand and Reactive Surplus

195.                         The issue was also widely discussed in AP 23/2014. Excessive Demand Revenue - UD occurs when consumers consume a higher demand than contracted, subject to certain tolerance limit. ANEEL's Normative Resolution 41412010 currently defines a penalty when the amounts of active power demand or use of the distribution system - MUSD measured exceed the contracted amounts by more than 5% (five per cent). The Resolution also provides that consumers whose power amounts and reactive power demand exceeds a particular limit will be subject to fines charged by the distribution companies, generating revenues for the so-called Reactive Surplus - ER.

196. The current Concession Agreement prohibits the consideration of such income in the calculation of tariff adjustments. Since such revenues make up the economic and financial balance of the concession, they are considered in the tariff reviews. The drawback of this procedure is that it subjects dealers to the risk of variation of this revenue, which depends on the voluntary action of consumers. In addition, any educational action to inform consumers of the need to change unwanted behavior would generate a loss for the companies. We therefore propose that these revenues be considered in tariff adjustments as a revenue inherent to the power distribution business.

197.                        Some contributions argue that the collection for affordability of these revenues in adjustments would cause economic and financial imbalance. The reason, according to such contributions, is that these revenues would be associated with costs that do not have "tariff coverage", as excessive MUST, degradation of the service quality and the loss of remuneration concerning the unamortized portion of the remaining useful life of assets lowered due to network disruption. ~

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198.                        However, the relation between the UD and UR incomes and the phenomena indicated has not been demonstrated by any of the contributions. The premise that apparently led to the conclusions ABOUT the contributions was that the holder of the concession dimensions the distribution system without considering the existence of UD and ER. If that were the case, the exceeding of the contracted demand and the reactive surplus could lead to overload of the system and, thus, some of the phenomena indicated could arise.

199.                        But we understand that the premise is not reasonable and should, at least, be supported by the contributions.  The investments are made by the DISTRIBUTORS to supply the actual demand, including eventual demand surpluses and reactive power existing in the network, and not the contracted demand. In the low tension segment, for example, tariffs are monomial and there is no contracted demand. How would the distributor DIMENSION its networks and substations if not through the load measured? For example, among the investments recognized in the Regulatory Remuneration Base are the Capacitor Banks for reactive control. Another example is the calculation of the Utilization rate of the Regulatory Remuneration Base that considers the actual demand and not the contracted demand.

200.                        The issue of non-technical losses is a good illustration to understand the problem.   If a distributor has an area with high complexity in fighting losses, even if it is extremely efficient, it will have to dimension its networks taking into account the fact that a given level of losses is inherent to the power supply of that location. All the investments made to supply that location, even if part of the power is diverted, will be considered in the Regulatory Remuneration Base and, thus, will be amortized via tariff. The distributor makes the investment, which is recognized in Installment B, and the recovery is done via tariff. The issue of the reactive surplus and excess demand is subject to a similar analysis.

201.                         We can conclude, thus, that the UD and ER  revenue is inherent to the activity of distribution and their costs are already included in the calculation of Installment B. Thus, the associated revenue must be entirely subtracted from the Required Revenue in each tariff process, as detailed further along.

III - 2.1.7 - Operational and Economic Rationality

202.                        Law 12.783, of January 11th, 2013, in its article 7th, made it a requisite for the extension of distribution concessions the meeting of operational and economic rationality criteria.

Regulation of the matter was done through article 1st of DECREE no. 8.461/2015, which mandates, in verbis,

§6º "The meeting of the operational and economic rationality criterion mentioned in LINE 111 of the caput by the holders  of concessions whose markets are below 500 GWh/year must take into account the technical, economic and operational parameters and the structure of the markets served by utilities of the same size and condition, in accordance with the other clauses of the regulations in force, observing:

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I - the discount in the Tariff for Use of the Distribution System offered by supplying utilities to their client utilities, will be reduced at the rate of twenty per cent yearly after extension of the concession; and

II - after five years from the extension of the concession, eventual changes in the tariffs coming from the application of  the abovementioned technical, economic and operational parameters will take place progressively in the ordinary tariff revision processes.

203.                         At present, the tariffs of the holders  of concessions whose markets are under 500 GWh/year already consider the abovementioned parameters and the structure of the markets served by holders  of concessions of the same size and condition. This is because the tariffs set in the processes of tariff review, along with the tariff adjustment mechanisms, take into account the specific character of all areas of concession, including those with  market under  500 GWh/year.

204.                         Thus, for example, its diseconomies of scale are passed along to the consumers of the small holders  of concessions, since the lack of scale is modeled as an intrinsic complexity of the area of concession, determined by the Conceding Authority. This is the way the subject is currently treated at ANEEL, since in the legislation of the distribution segment there was no need to meet criteria of operational and economic rationality. With the coming of Law 12.783/2013, change in this mode of regulation will be necessary, by legal requirement, at least regarding the distributors that go through the concession extension process. The regulation of the subject by Decree 8.461/2015 points in this direction. Paragraph 6, as we have seen, mandates that at the moment of the start of the additive clause to the concession contract, the regulation must consider the technical, economic and operational parameters and the structure of the markets supplied by dealers of the same size and condition. Thus, we understand that the current rules for tariff review and adjustment are in accordance with the caput of paragraph 6, and it is not necessary to impose any additional condition at the moment of extension of the concessions.

205.                         In Technical Note 0175/2015, we argued that lines I and II of paragraph 6 introduce more restrictive conditions to be progressively imposed along the period of validity of the extended distribution concession. Line I deals with new conditions relative to the definition of Portion A, which must be imposed up to the 5th year after the extension of the concession, while Line II authorizes more restrictive conditions for the definition of Portion B, applicable to the processes of ordinary tariff review from the 5th year after extension of the concessions.

206.         In the aforementioned Technical Note, we presented the interpretation that Line II mandates that, after 5 years counted from the extension of the concession, the tariffs of these dealers can be changed due to changes in these parameters, which are not restricted to "the structure of the markets supplied by dealers of the same size and status" anymore, as mandated in the caput of paragraph 6. That is, the parameters considered in the tariff calculations of Portion B after the 5th year subsequent to the date of the extension of the concession do not need to be necessarily restricted to the conditions experienced by the smaller dealers, and particularly their diseconomies of scale.

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207.                        ABRADEMP has a different interpretation of what is contained in Line II of paragraph 6. The Association thinks that, after 5 years have passed from the extension of the distribution concessions with market shares under 500GWh/year, eventual changes in the tariffs of these companies must continue to take into consideration the technical, economic and operational parameters of the dealers of similar size and status. Below is reproduced a portion of the text from ABRADEMP that deals with the matter:

"Thus, we can see that, besides not departing from the need to follow the technical, economic and operational parameters  of similar size and status, the regulating norm went beyond, making express reference in Line II to the parameters defined in the caput of  paragraph 6 ("above mentioned"), making clear that it is the application of the same parameters, but in two separate moments: in the first five years and after this period. Thus, what Line II provided for was only that if, after the fifth year of the period of the extension of the application of these parameters - defined in paragraph 6 -  result changes in the tariffs of the smaller dealers, its impact on consumers must be gradual and progressive in the ordinary tariff review processes." "

208.                        The federal prosecutors working with ANEEL were questioned about the best interpretation of the clause of Line II of paragraph 6 of article 1 of Decree no. 8461/2015. The prosecutors replied through Legal Opinion no. 00557/2015/PFANEEUPGFIAGU.  We transcribe below some excerpts from the Legal Opinion that deals with the subject:

"The Prosecutors think that the interpretation of Line II of paragraph 6 of article 1 of Decree 8461/2015 defended by ABRADEMP, that is, that the norm dictates that after 5 years have passed from the extension of the concessions the same technical, economic and operational parameters be applied that pertain to the dealers of the same size and condition, and that this makes the Line dispensable, as this disposition is already part of the caput.

As a matter of fact,  the norm stipulates that the technical, economic and operational parameters be applied that pertain to the dealers of the same size and condition be utilized, but observes that, after five years, the application of the technical, economic and operational parameters could create changes in the tariffs and that these changes could be so significant that the norm mandates that its application to the ordinary tariff review processes be done progressively.

But, if the intention were to apply, after five years, the same technical, economic and operational parameters mentioned in the caput, the creation of a Line for this objective would not be necessary. The caput already mandates the application of these parameters and, if nothing is said, these parameters will continue to be applied.

One may, however, argue that the purpose of that Line is not to stress which kind of parameter must be applied after the five years mentioned in the norm, as these parameters would be the same contained in the caput, but that the Line only intends to determine that the impact of the application of these parameters on the consumers be diluted in the tariff reviews.

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But this interpretation would only make sense if the application of the parameters of the caput would effectively generate, after five years, a significant impact on the tariffs of consumers.  But the use of a parameter already used before and pertaining to dealers of the same size and status of these mentioned here could hardly create tariff changes and certainly would entail no significant change.

 If that is true, the creation of a Line with this reading is inexplicable, as its existence has no purpose and this would lead one to conclude that the law contains useless words, a whole useless Line, which is not possible.

But it is a basic principle in judicial hermeneutics not to presume the existence of useless words in the law (verba cum effectu sunt accipienda). Under this point of view, the Line under examination cannot be useless, due to the fact that it mandates that something be done.

The line is actually clear when it determines that, after five years have passed from the extension of the concessions, something must be done, and this something is the change in tariffs in a progressive manner in the ordinary processes of tariff review. And, so that this tariff change becomes needed, technical, economic and operational parameters must be applied, and which parameters would these be except some parameters different from those mentioned in the caput, when one considers that the parameters mentioned in the caput have already been applied five years before and would not entail significant changes in the tariffs that would need to be diluted along the years in several processes of tariff review? It is due to these arguments that we think ABRADEMP is equivocated in their opinion.

"Neither do we think that paragraph 1 of the same article 1 of Decree no. 846112015 reinforces the understanding of ABRADEMP. Said paragraph determines that meeting the criterion of moderate tariff must comply with Line XI of the caput of article 3rd of Law 9427/1996 and with Line VII of the caput of article 13 of Law 1043812002.

 (...)

"ABRADEMP,  in view especially of Line XI of the caput of article 3rd of Law no 9427/1996,  argues in their statement that, if Law 9427/1996 ordered the application of supply tariffs to the smaller dealers in accordance with technical, economic and operational parameters and the structure of the markets supplied, one can understand that the same technical, economic and operational parameters and the structure of the markets supplied must guide the making of the tariffs to be charged to the consumers of these dealers.

"We do not think, however, that this would be the best interpretation of the law, since what is mandated there is only the setting of a supply tariff that reflects the technical, economic and operational parameters

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and the structure of the markets supplied by the smaller dealers. Nothing is said about the tariff of these dealers, the tariff that will be charged to its final consumers. By the way, the supply tariff reflects only the purchase of electric power from the dealer supplied, and this cost pertains to

Portion A of tariffs, while this discussion, about the command contained in

Line I of paragraph 6 of article 1st of Decree no. 846112015, concerns the costs pertaining to Portion B. Thus, the link suggested by ABRADEMP between the supply tariff of the small dealer and the tariff approved for the small concession does not exist, which would make ABRADEMP's interpretation wrong.

In view of this, we do not think that the suggestion of the association should be welcomed at this stage". "

209.                        Thus, in view of the above-mentioned statement of the Prosecutors, we maintain our interpretation of article 1st, paragraph 6, of Decree no. 8.461/2015, presented in Technical Note 0175/2015. We present below our suggestion for including a specific subclause in the Concession Contract to obey this legal command.

III - 2.2 - PROPOSAL FOR THE ECONOMIC CLAUSES OF THE CONTRACT FOR CONCESSION OF ELECTRIC POWER DISTRIBUTION

210.                         In this section we will present the economic clauses proposed for the new concession contracts for the concessions extended under the terms of Law 12.783/2013, of January 11th 2013, after the analysis of the contributions presented in AP 38/2015. Many of the changes have already been discussed in the previous section. The clauses that suffered significant changes and were not discussed in the last section are commented below.

" CLAUSE SIX - TARIFFS APPLICABLE TO SERVICE RENDERING

For rendering the public service of electric power distribution awarded to it in this Contract, the DISTRIBUTOR shall charge the tariffs approved by ANEEL.

Subclause First - The DISTRIBUTOR recognizes that the tariffs in force on the date of signature of this Additive Term, along with the rules of Tariff Realignment, are sufficient for the adequate rendering of service and the maintenance of the economic-financial balance of this Contract.

Subclause Two - The Tariff Realignment consists in the disintegration of the "Required Income" into tariffs to be charged the consumers, and includes the following mechanisms provided for in this clause: tariff adjustment, ordinary tariff review and extraordinary tariff review."

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211.                         The subclause defining the concept of "Tariff Realignment" was inserted in accordance with suggestion made by some contributors. This concept includes all the mechanisms forecasted for the tariff changes provided for in the contract. Besides that, Subclauses One and Two together make it clear that the purpose of the tariff realignment is the calculation of tariffs and not that6 of income. That is, the market risk is allocated to the dealers. It is worth noting, however, that the neutrality clause, described below, mitigates the effects of the market on Portion A.

"Subclause Three - For the purpose of  Tariff Realignment, the Required Income shall not include the taxes levied on the PIS/PASEP (Social Integration Program - Program for Estate Formation of Public Service Employees) and ICMS (Tax on Operations Related to Circulation of Merchandise) tariffs, and will be comprised of two portions:

Portion A: the portion of receipts corresponding to the following items: i. Sector-specific Taxes; ii. Electric Power Purchased; iii. Costs of Connection and Use of Electric Power Transmission and/or Distribution Installations"; and iv. Unrecoverable

Receipts.

Portion B: portion of the receipts associated to efficient operational and capital costs, including expenses with depreciation of the electric power distribution segment.

Where:

Portion A - Sector-specific Taxes: the part of the income of the DISTRIBUTOR to fulfill the obligations associated to the Electric Power Services Surveillance Tax - TFSEE; to the Financial Compensation for Use of Hydric Resources - CFURH for electric power generation purposes, when applicable; to the System Services Tax - ESS; to the Energy Development Account - COE; to Research & Development - R & D; to the Program of Electric Efficiency - PEE; to the Tax on Reserve Energy - EER and the other public policies for the electric sector defined in the supervening legislation;

Portion A - Electric Power Purchased: portion of the DISTRIBUTOR's income associated to the purchase of electric power, including that coming from own generation projects, to supply its own consumers and other distribution dealers and permit-holders, taking into account the regulatory level of electric power losses of the distribution and transmission system, in accordance with the disposed in Subclause Seven of this Clause;

Portion A - Costs associated to the Connection and Use of Electric Power Transmission and/or Distribution: portion of the DISTRIBUTOR'S income associated to the efficient contracting of use amounts of the

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transmission and distribution systems and of connection points or contracting of third parties whose responsibility for payment is the DISTRIBUTOR'S; and

Portion A - Unrecoverable Expenses: portion of the DISTRIBUTOR'S income associated to the residual part, which recovery is unlikely, of the default rate of the users of its network, calculated by the multiplication of the gross income and the regulatory percentages of unrecoverable receipts, in accordance with what is provided in Subclause Eight of this Clause.

212.                         Regarding the proposal presented in AP 03812015, there are here two changes that must be highlighted. The first is the withdrawal of the contributions of the distributors to the National System Operator - ONS from the sector-specific costs, by similarity with the treatment afforded to the CCEE contributions. The second is the sign of efficiency in the contracting of costs of connection and use of energy transmission and/or distribution installations. The tariff for use of the basic network is not currently manageable by the distributor, but the contracted amount is. Thus, the sign of efficiency is important, since it is manageable. We understand that the concept of efficiency is clearer than that of caution, thus the replacement of the latter term by the former.

"Subclause Four - The tariff adjustment will normally take place yearly, starting on XXIXXJ20XX, except in the years when an ordinary tariff review takes place, in accordance with the schedule defined in Subclause Thirteen of this Clause.

Subclause Five - In the first tariff realignment after the signature of the contract the tariff readjustment and review rules provided for in the DISTRIBUTOR's former Concession Contract will be applied.'

213.                        The purpose of Subclause Five is to define a transition period, in view of the need for a timetable to regulate the changes in the tariff realignment rules promoted in the new version of the Concession Contract.

"Subclause Six - In the annual tariff adjustments the Required Income will be calculated by the following equation:

RR=VPA+VPB

Where:

RR: Required Income;

VPA: Value of Portion A considering the conditions in force at the date of the readjustment being processed and the Reference Market, with the possibility of contemplating adjustments and forecasts, following ANEEL's regulations and sectorial norms;

VPB: Value resulting from the application of the tariff corresponding to the items which make up Portion B in force at the Date of Reference Previous to the Market of Reference, updated by the difference between the Inflation Variation rate (IVI) and Factor X;

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IVI: index number obtained by the division of the IPCA rate, IBGE rate or the index that eventually succeeds it, of the month previous to the date of the adjustment under way by the index considered in the last tariff realignment;

Factor X: value established by ANEEL in accordance with Subclause Fifteen of this Clause;

Previous Reference Date: Date of the last tariff realignment;

Market of Reference: made up of the amounts of electric power and power demand billed in the Period of Reference; and

Period of Reference: 12 (twelve) months preceding the annual tariff readjustment month or the periodical tariff review under way, whatever the case may be.'

214.                         As the tariffs are calculated in the process of tariff opening, provided for in Subclause Twenty-one, we understand the formulation suggested is the most suitable. The following subclauses describe with greater clarity the form in which the calculation will be done.

'Subclause Seven - The calculation of the regulatory levels or the regulatory levels of the electric power losses of the distribution system will be established in the ordinary tariff reviews based on the efficiency analysis, which must take into consideration, when applicable, the  performance of the comparable electric power distribution dealers and the characteristics of the area of concession of the DISTRIBUTOR. The regulatory levels of the electric power losses in the Basic Network shall be defined at each tariff realignment based on the levels observed in the last twelve months using the information available.

Sole Paragraph - ANEEL regulations will define the regulatory treatment of the electric power losses of the Other Transmission Installations (DIT).

Subclause Eight - The regulatory levels of unrecoverable losses shall be defined in the ordinary tariff reviews based on the analysis of efficiency, which will take into consideration the performance of the comparable electric power distribution dealers and the characteristics of the DISTRIBUTOR'S concession area. .

215.                         The principles to be considered in the definition of the regulatory levels of losses in distribution, losses in transmission and irrecoverable losses have been defined. Regarding the losses in the transmission system, the calculation rule was defined based on the average of the last twelve months observed. It is worth noting that in the new version this item is also subject to neutrality.

216.                         As for the losses in distribution and unrecoverable receipts, two fundamental principles must be followed. The first is the idea of comparison between distributors. The comparison has three important features. The first is that the levels of efficient costs considered in the tariff review processes are based on the real world. The second characteristic is that the comparison PROMOTES

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some sort of competition between the companies. A third characteristic, no less important, is that it affords some predictability regarding what will take place in the tariff reviews. This is because the performance of the sector can be observed by society. Thus, for example, if the companies in general are gaining in efficiency, it is natural to expect that a reduction in tariffs will take place in the tariff reviews in alignment with these gains.

217.                         The second is complementary to the comparison.  It consists in the consideration, at the moment of the comparison, of the characteristics of the area of concession. If the characteristics of the area of concession are not taken into consideration, ANEEL may define tariffs that overburden the consumers or the companies in an undesirable manner. It may even cause the unfeasibility of the area of concession. It is worthy of notice that the current interest of all dealers in keeping their concessions in a model similar to the present one shows that the rules set by ANEEL have respected these characteristics.

218.                                            Besides that, the prospect has arisen of defining a mode of calculation of the losses in distribution, instead of the levels. This confers greater flexibility to the regulatory treatment of the losses in high tension and in the DITs, for example.

"Subclause Nine - The Required Income mentioned in Subclause Six of this Clause and in Subclause Eleven of this Clause shall not consider eventual tariff discounts and other sources of receipts, such as the resources of the Economic Development Account (COE), Other Receipts and receipts from Excess Demand and Reactive Excess, so that:

I- Excess Demand: amounts of demand for active power or use of the distribution system measured that exceed the values contracted, in accordance with ANEEL regulations;

II- Reactive Excess: amounts of reactive electric power and reactive power demand that exceed the limit allowed, as per ANEEL regulations; and

III- Other Receipts: the portion of the receipts earned by the DISTRIBUTOR in other entrepreneurial activities mentioned in Subclause Five of the First Clause, observing the disposed in Subclause Eight of this Clause.

Subclause Ten - In the process of calculating the tariffs mentioned in Subclause Twenty-one of this Clause, ANEEL shall subtract from Portion B the total receipts billed in the Period of Reference with Excess Demand and Reactive Excess, besides the values of Other Receipts billed in the Period of Reference, in accordance with Subclause Eighteen of this Clause.

219.                        The subclauses define two different calculation stages. First, the Required Income is calculated. At this stage tariff discounts and other sources of income are not taken into consideration. Thus, the variations in the Required Income take place only as a function of market variation.

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Thus, the "tariff corresponding to the items that make up Portion B" mentioned in Subclause Six must be calculated assuming the inexistence of these factors. In the jargon commonly used in the sector, the "full tariffs" must be considered.

220.                         The purpose is not to allow the values of Portion B to be influenced by these factors in the tariff readjustments. For example, if the discounts in tariffs were considered in the readjustment of Portion B, the higher growth of the market that benefits from tariff discounts relative to the market that does not benefit from discounts would cause a smaller increase in Portion B lower than the overall market growth. As the relation between the tariffs with and without discounts does not reflect the relation between costs, this situation would entail a loss of income without a compensation in terms of productivity gains.

221.                         As for the other receipts, since these don't necessarily vary in accordance with the variation of the market, it is desirable to exclude them also from the calculation of Portion B. For example, the growth in the rental of posts to Cable TV companies depends more on the demand for Cable TV than on the demand for energy. In the case of Excess Demand and Reactive Excess, there is also an additional justification to "insulate" the calculation of Portion B from this effect. As has already been discussed, both are undesirable phenomena. To consider them as part of the market could discourage the distributors in actions aiming at the reduction of both, since one of the consequences of this reduction would be a loss in receipt.

222.                         But ignoring these items in the calculation of the Required Income does not mean they are not considered in the calculation of the tariff. The second stage consists in the calculation of tariffs or, in the usual jargon, of the "application tariffs". In this stage we must subtract from Portion B the total receipts billed in the period of reference with Excess Demand and Reactive Excess, besides part of the values of other receipts billed in the period of reference.

"Subclause Eleven - In the ordinary tariff review processes the Required Income shall be calculated by the sum of the Values of Portion A plus Portion B.

Subclause Twelve - In the ordinary tariff review processes the value of Portion B shall be calculated considering stimuli to efficiency, improvement of quality, moderateness of tariffs and predictability of rules, in accordance with ANEEL, which must observe the following:

I - The Operational Costs shall be calculated from the analysis of efficiency, which will take into consideration the performance of the comparable electric power distribution dealers and the characteristics of the area of concession of the

DISTRIBUTOR;

II - The Capital Costs shall be calculated by the sum of two parts, Return on Capital and Regulatory Reintegration Quota;

III - The Return on Capital shall be calculated based on the Regulatory Remuneration Basis, before depreciation/amortization, and the suitable return rate;

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IV - The Regulatory Reintegration Quota shall be calculated based on the Regulatory Remuneration Basis and the regulatory depreciation rate;

V - The suitable return rate shall be calculated based on a methodology that will take into account the risks of the activity of electric power distribution, weighing the costs of own capital and third-party capital, in accordance with the regulatory capital structure;

VI - The Regulatory Remuneration Basis corresponds to the efficient investments made by the DISTRIBUTOR  to render the service of electric power distribution;

VII - The methodology for evaluation of the Regulatory Remuneration Basis must contain, when meaningful, mechanisms for stimulating efficient investments, such as analysis of efficiency, which will take into account the performance of the comparable electric power distribution dealers and the characteristics of the area of concession of the
DISTRIBUTOR; and

VIII - The quotas of Capital Return, Regulatory Reintegration Quota and Operational Costs may be calculated as annuity, named Regulatory Annuity, in accordance with what is contained in Lines I and VII of this Subclause.

Subclause Thirteen - The ordinary tariff reviews will obey the following timetable: the first review shall be done on XXIXXJ20XX, and the subsequent ones will be done every 5 (five) years from this date.

Subclause Fourteen - In the ordinary tariff review shall be applied what is contained in Subclause Six of this Clause for the definition of the Value of Portion A.'

223.                        The purpose of these subclauses is to define with greater clarity how the tariff review process will be done. The items to be calculated in the tariff review process have been defined as being the operational cost and the capital cost. The latter will be calculated based on the Regulatory

Remuneration Basis - BRR, of the depreciation rate and the return rate. The principles to be followed by ANEEL in the calculation of all these items are defined in Subclause Twelve.

224.                        The operational costs will be defined from the comparison between the performance of the electric power distributors, taking into account the characteristics of the area of concession when making the comparison. The importance of these elements has been well exploited before in this Technical Note. The possibility of comparison was extended also to the methodology of valuation of the BRR. Another important aspect worthy of note is the need to stimulate the realization of efficient investments. This aspect was exploited in detail before in this Technical Note. Finally, there is the possibility of ANEEL calculating under the form of Annuity the capital costs and operational costs.

'Subclause Fifteen - In the ordinary tariff review processes the values or the method of calculating Factor X will be established, aiming at passing on to consumers the productivity gains observed in the sector of distribution of electrical power and results from incentive mechanisms, which may include stimuli to improvements in the quality of service and energy efficiency following regulation by ANEEL.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 61 of Technical Note #0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

Sub-clause 16th – By request of DISTRIBUTOR, ANEEL may, considering the efficient level of costs, proceed with an extraordinary tariff revision in order to restore the economic and financial balance of this agreement, without any loss in the ordinary rate replacements in case there are significant proven changes in the costs of DISTRIBUTOR not resulting from actions or omissions on the part of the DISTRIBUTOR.

Sub-clause 17th – In case of unilateral change in the Concession Agreement that affects its economic and financial balance as duly proven by the DISTRIBUTOR, ANEEL should adopt measures necessary for its recovery effective from the date of the change.

Sub-clause 18th - Revenues earned by the DISTRIBUTOR coming from of other business activities referred to in Sub-clause Fifth of Section One and known as Other Revenues will revert partially to tariff affordability in the tariff repositioning as regulated by ANEEL.

Sub-clause 19th - Regarding tariff adjustments and ordinary revisions ANEEL will ensure neutrality regarding items of Parcel A to be considered in the Distributor revenue adjustments referred to in Sub-clause Sixth of this clause, considering the monthly differences arising from the amounts billed for each item in the Reference Period and the respective amounts contemplated in the previous tariff adjustment, properly remunerated based on the same index used in determining the balance of the Value Variation Compensation Account regarding the items of Parcel A, observing:

I - In calculating the neutrality of the Connection Costs and Use of Transmission Facilities and or Electricity Distribution: the efficient hiring of upstream use of transmission and distribution systems and connection points or third-party hires whose liability for payment is of the DISTRIBUTOR;

II - In calculating the neutrality of the Purchased Electric Energy costs: efficient levels of losses as set forth in Sub-clause Seventh of this Clause and Sub-clause 20th of this Clause; and

III- In calculating the neutrality of Unrecoverable revenues: the percentage regulatory unrecoverable revenues, as this Sub-Clause Eighth

Clause. •

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 62 of Technical Note # 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

225.                               The calculation rule of the neutrality of Parcel A was defined more clearly. Importantly, neutrality does not imply full and automatic transfer of all costs to consumers. Neutrality calculation should observe the efficient levels of contracting transmission costs, efficiency criteria of losses and unrecoverable revenue, and the need of the utility to buy at the lowest cost among the alternatives available.

226.                               Another change worth mentioning is the definition of sharing other revenues, which in the version submitted to Public Hearing included the possibility of full transfer of these revenues. In the proposed version this possibility no longer exists.

“Sub-clause Twenty – The DISTRIBUTOR undertakes to obtain the electric energy required by its customers at the lowest cost among the available alternatives, observing the limits when transferring the costs of the electricity bought to the tariff repositioning as regulated by ANEEL and industry legislation.

Sub-clause Twenty-first - The Required Revenue will be broken down into rates to be charged to users through a tariff structure methodology defined by ANEEL, which will consider any tariff discounts defined in sectorial legislation.

Sub-clause Twenty-second – Under any pretext, the DISTRIBUTOR cannot charge user rates higher than those approved by ANEEL..

Sub-clause Twenty-third – The DISTRIBUTOR may grant discounts on the rates approved by ANEEL, as long as the reductions in revenue do not imply subsequent compensatory requests regarding the recovery of the economic and financial equilibrium and safeguarding all the conditions contained in Sub-clause five of clause two.

Sub-clause Twenty-fourth - Attendance to the criteria of operating and economic rationality by utilities whose markets are less than 500 GWh / year should consider the technical, economic and operational parameters and the structure of the markets served by utilities of similar size and condition and other provisions of the applicable laws and regulations, observing:

I - The discount in the tariff applied by the Distribution System existing in the date of the extension of the concession, granted by the suppliers to their supplied will be reduced at the rate of twenty per cent per annum from the first annual tariff adjustment or ordinary tariff review after the extension of grant and shall be void from the fifth of tariff adjustment process; and

II - after five years from the date of the signature of this agreement, any changes in the tariffs resulting from the application of the technical, economic and operational parameters mentioned above will occur progressively in the ordinary tariff review processes.

Sub-clause Twenty-fifth - Except for income tax, the creation, alteration or elimination of any taxes or legal charges, when demonstrated its impact, will lead to revision of the price, plus or minus, as appropriated.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page. 63 of Technical Note # 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

227.                                       As previously discussed, a specific Sub-clause was inserted providing specific treatment for distributors supplying the market below 500 GWh / year. Sub-clause Twenty-fifth was also inserted providing for tariff revision in case legal taxes and charges increases, excluding income tax.

III - 3 - OF CONTRIBUTIONS REGARDING CORPORATE GOVERNANCE AND ECONOMIC AND FINANCIAL SUSTAINABILITY

III - 3.1. Corporate Governance

228.                                       AP nº 038/2015 Public Hearing contributions helped to base the analysis that resulted in accepting, partially accepting or not accepting the suggestions for improving the contractual amendment of the Electric Power Distribution Concession Contracts as well as all the modifications considered necessary.

229.                                       Organized on topics to be discussed in this Technical Note (NT) - all the contributions were assessed by RAC - Contributions Assessment Report (attached to this NT / accosted to the case file of this AP) - and focusing on the most relevant. Following there is a list the topics and their RAC reference numeration:

Topic (Subject)	RAC number
Definition regarding obligations associated to corporate	1.1
governance of AP # 72/ 2014 (Sharing infrastructure and human resources)
Freedom of business management by the sector distribution agents	1.1
Legal insecurity by supervening regulation	1.1
Jurisdiction embraced by intragroup contracts	1.2 and 1.8
Incorporation of restrictive and protective covenants of economic and financial sustainability	1.3 and 1.4
Internalization of contract obligations into the Constitutive Acts of the Distribution sectorial agents	1.4
Perfect juridical act VS contracts with related parts already agreed	1.4
Contribution of capital to zero financial deficit	1.4 and 15.2
Due legal administrative proceedings in ANEEL	1.5
Clauses indicating supervening regulation and mitigations of legal insecurity	1.6
Commitments with the Regulator and with the law of anonymous societies	1.7
And macro temporal responsibility toward ANEEL
Thirteenth clause does not exclude mechanism of fourteenth clause	1.9
Disclosure commitments regulated by stock exchanges where the agent operates	1.11
Cross default in the electrical sector	1.12
Corporate governance VS economic and operating rationality	2.1

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 64 of the Technical Note # 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

Tópic (Subject)	RAC Number
Illegality of the decree and consequently of the contract amendment	2.1
Restriction to contracts with related parties for distributors with unsustainable debts	4.1
Application of penalty covenants by reasons external to the economic and financial management of the distribution agents	7.1
Assumption of finance contracts agreed by new utility	7.2
Regulatory exceptions – contract internalization	8.1
Disclosure of audited RIT / BMO	8.12
Obligation of Trustees Board with qualified quorum	8.12
Detailed definition of control transfer	11.1 and 23.6
Withdraw of transparence term	16.3
Tariff counterpart by the corporate governance mechanisms	18.2
Softening of regulatory obligations due to the creation of corporate governance mechanisms	18.3
Flexibilization in the asset typology for attending contribution commitments	22.3
Exit clause (minimum investment in the last five years)	22.4
Changes in contribution expiration time (24 and 36 months)	23.5
Internalization of labor obligations	26.1
Labor solidary responsibility	26.2

-                                                                                                                                                                                                                                                                                                                                   -

Uncertainty regarding the obligations associated with corporate governance AP nº 72/2014 (Share of infrastructure and human resources).

230.                                ANEEL proposal at the Public Hearing # 72 / 2014, offers to distribution agents who wish to integrate their management with other companies in the group (share of infrastructure and HR) operating in the electricity sector, the option to conclude Sharing Agreements taking advantage of synergies derived from the integration with their related parties.

231.                                Considering it is a contract between related parties and in order to strengthen the governance mechanisms of the distribution agents while mitigating unwanted risks associated with this type of industry contract with direct implications to the society, the Regulator decided to balance between granting increased freedom to agents in the sharing since this type of contracting is prohibited by art. 27 of REN # 334 / 2008, and the inherent risks, through the counterpart of the accession of distribution players to a reconfiguration of their organizational topology in favor of improving its governance within the utilities framework.

-          Freedom of business management to the distribution sectorial agents.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 65 of the Technical Note # 0335 / 2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

232.                                        The wide freedom of management will not apply to past due or maturing contracts. In addition, there are several devices in the agreements that are subject to legal and regulatory standards, as well as to instructions and determinations by the CONCESSION AUTHORITY and ANEEL.

"Distribution Concession Agreement nº / 21 2001- ANEEL - BOA VISTA ENERGIA S.A

[...]

SECOND CLAUSE - CONDITIONS FOR PROVISION OF ELECTRICITY DISTRIBUTION PUBLIC SERVICE

[...]

Sub-clause Two – The utility DEALER will meet the requests of parties interested in using the service provided observing the deadlines and conditions set forth in the rules and regulations issued by the GRANTING AUTHORITY and by ANEEL "

233.                                       Thus, the Grantor and ANEEL, while Regulatory entity, cannot avoid to establish the conditions to which the service is provided - since freedom is not unlimited. Thus, it is worth recalling the understanding settled in the Supreme Court of Justice (STJ): '…he who has the right to explore can establish the conditions to grant such right" (Judge Humberto Gomes de Barros - MS nº 8937 - DF).

234.                                        The Federal Attorney office’ opinion was along the same line regarding ANEEL in its Opinion nº 557 / 2015/PFANEEUPGF/AGU of 31 August 2015 saying that:

"129. Added to this, the fact that the extension is not in the subjective right of the utility, but a mere expectation of right, and the signing of the extension addendum is at the discretion of the concessionaire, i.e., it may or may not agree with its terms by signing or not the retainer.

130. The demands contested by interested parties are nothing more than provisions aimed at ensuring the financial and economic sustainability of the utilities in accordance with part I of the sole paragraph of art. r of Decree nº 8,46112015 [5] in order to ensure the provision of an adequate services".

- Legal insecurity by the supervening regulation.

235.                                        The future regulation of contractual terms is not alien to the industry, neither to the distribution segment because in the overdue or maturing contracts the agents agreed on those terms, obligations that 'potentially' would have a power to allocate them costs in their imbalance generating business of financial nature as can be exemplified:

‘Distribution Concession Agreement # 21 2001- ANEEL - BOA VISTA ENERGIA S.A

[...]

SECOND CLAUSE - CONDITIONS FOR PROVISION OF ELECTRICITY DISTRIBUTION PUBLIC SERVICE

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

 (Pág. 66 of the Technical Note # O0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

[ ...]

Sub-clause Sixteenth - The CONCESSIONAIRE undertakes to improve the level of service quality according to the criteria, indicators, formulas and standards set out in Annex III of this Agreement and all current and supervening legislation.”

236.                                Indeed, the managers of distributors assessed the risks associated with the signature of an Agreement based on standards to be defined in the future by the Grantor / Regulator and recognized mechanisms for mitigating financial imbalances arising from these obligations such as: further tariff recognition or still Public Hearings and Consultations that could be agents of reasonableness and proportionality in future obligations (to which everyone may participate) - so much that they signed under these terms.

237.                               Thus, the argument that later regulation would generate legal insecurity is unfounded. Regarding the obligation of the quality of services to be provided, the contracts to be added up had clauses submitted to future modification. This did not prevent the agents to accept the grievances. In addition, throughout the whole life of the agreements, the regulator did not exacerbate its regulatory powers by imposing unreasonable or disproportionate obligations that would produce economic and financial imbalance in the covenants, and when eventually external facts unbalanced Concessions, an extraordinary tariff revision was granted.

238.                                The position of PFANEEL is now added up to the discussion so far exposed;

“196. Finally, please note that the general standards and related to the utilities should be applied immediately and automatically. A true bridge is thus established between the constant regulation of the concession agreement and the rules that may be issued subsequently, without the need to perform any contractual amendment.

197. So there is no need to speak of any scenario of legal insecurity because ANEEL not having yet expressly provided what are the standards of corporate governance to be required from the utilities.

Such matter will be object of future regulation. Obviously it should be fully observed by the utilities, like any other type of standard issued after the signature of the concession agreement”

- Legal disposition embraced by intra-group agreements

239.                               Turning to the first point of partial acceptance of contributions in view of the provisions of Opinionº 00540/2014-PFANEEUPGF / AGU, and the assumption of established in Norm CVM nº 642/2010, subparagraphs (c) and (d) of section I of Sub-Clause Fifth of Clause Eight of the draft of the  Amendment Term (TA), had their suppression requested.

"judicial acts and transactions concluded with:

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

 (Page 67 of the Technical Note # O0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

a) Its direct or indirect controllers;

b) Its subsidiaries or affiliates and other associated companies of common controller;

~~c) Legal persons with managers in common with the Distributor;~~

~~d) Their Managers~~;"

240.                                        However, the change to delete the word "indirect" (point a) is not justified according to the above Opinion, so the contribution was not accepted.

OPINION nº 00540/2014-PFANEEUPGF/AGU

"(...) One has to add to this the provisions of CVM # 064212010, according to which entities that provide public services and State Departments and Agencies that do not control alone or in association or exercise significant influence over the reporting entity information are not related parties.

11. According to this Technical Statement, are not related parties:

(a) two entities simply because they have in common a director or other key manager or because a key staff member of the entity's management has significant influence over the other entity ;( ...)".

23. Therefore, ANEEL’s Legal Department has already ruled that two entities do not qualify as related parties only because they have administrators in common – something that makes too expensive, unnecessary and disproportionate the discipline proposed to the draft of the Addendum submitted to ANEEL Public Hearing # 038 / 2015

24. In addition, the wording arranged in the audience would bring undesirable increase in requests for prior approval, resulting in delays in the analysis and jeopardizing business with legal persons or entities that may have common directors with the distribution utilities as well as with the Distribution Company. To avoid such costly, unnecessary and dysfunctional result, the prior consent of ANEEL should be restricted to the parties concerning the Distribution Company, that is, their controllers, controlled subsidiaries or affiliates and subsidiaries or associates of common controller”. • Our marking.

241,                                       At first, the suppression was considered appropriate - and supported by Opinions nº 540/2014 and 557/2015 (PFANEEL), but the bureaucratic relief for the Agency, seen as excessively burdensome to the industry agent, is prudent for the general and unrestricted framework of Managers – being in the application of subparagraph (c), or in that of subparagraph (d).

242,                                       One can see, however, that some of the economic intragroup agreements with Managers encompassed in the dictates of Technical Statement CPC nº 05 approved by CVM Deliberation nº 642/2010 must have restricted treatment when disclosing financial statements. Thus the juridical business between Distributor Companies and their Managers, as well as between the Utility Directors, and between the Concessionaire and other companies of the same group having common managers – in which these managers work under certain conditions - reproduced below in Opinion nº 557/2015 (PFANEEL):

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 68 of the Technical Note # O0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

"164. Related party is an accounting concept whose treatment is presently given by CPC Technical Pronouncement # 5 issued by the Committee of Accounting Pronouncements and approved by the Brazilian Securities Commission (CVM) through Deliberation # 642 of 7 October 2010. According to CVM Deliberation # 64212010, a related party is a person or entity, which is related to an entity that is preparing its financial statements. Therefore, according to CVM, a person or a close member of his / her family is related to the reporting entity reporting the information when:

(i)  he or she has full or shared control of the entity reporting the information;

(ii)                he or she has significant influence over the entity reporting the information;

(iii)                 he or she is a key manager of the entity reporting the information or of its controller.

165. Besides, according to CVM nº 642/2010, an entity is related to the entity reporting the information if any of the following conditions is met:

(a)     the entity and the entity reporting the information are members of the same economic group (meaning that the Company and each subsidiary are inter-related; also, all entities under common control are related to each other);

(b)     the entity is an associate or jointly controlled with another entity or belongs to the same economic group (or it is associated or jointly controlled by an economic group where the other entity is member part);

(c)     both the two entities are under joint control from a third entity;

(d)     one entity is under joint control from a third entity and the other is associated to this third entity;

(e)     the entity is a post-employment benefit plan whose beneficiaries are the employees of both entities; the entity reporting the information and the entity related to it. If the entity reporting the information is itself a post-employment benefit plan, its employees who contribute to the plan will also be considered parties related to the entity reporting the information;

(f)       The entity is controlled in full or in part by a person identified in letter (a);

(g) a person identified in letter (a)(i) has significant influence in the entity or is key manager of the entity or its controller).'

243.                               Thus, the Managers (as people encompassed in items (i) (ii) and (iii) of paragraph 164) are those that ANEEL (and CVM) consider that potentially may be involved in agreements that may financially impact in a significant way the distributor company, so lacking prior assessment by ANEEL.

244.                               Therefore, the clause to address this understanding was rewritten in the following way:

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 69 of the Technical Note # 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

"I. Judicial acts and transaction concluded with:

their direct or indirect controllers;

their controlled or associated societies and other societies controlled or associated to a common controller;

c) Legal persons with managers in common with the Distributor; and

d) Their managers.

II. modifications in their constitutive acts excepting to adequate them to Sub-clause second of clause seven; and

III. the transfer of its stock control.

Sole Paragraph - The acts and legal transactions referred to in the sub items (c) and (d) are those in which the current accounting legislation understands as mandatory its disclosure in the financial statements of the Distributor.•

- Incorporation of restrictive and protective covenants on economic sustainability.

245.                                       Arranged in Sub-clause one of clause seven of the additive, some administrative changes were made in order to correct improprieties and provide a better understanding of the text as cut and reproduced below:

'Sub-clause One - Failure by the DISTRIBUTOR in observing the minimum parameters of economic and financial sustainability set out in this contract amendment will entail, without prejudice to other applicable sanctions:

I -limiting dividend distribution or payment of interest over owned capital whose value, alone or in combination, exceeds 25% of net profit decreased or increased by the amounts allocated to the legal reserve (art. 193 of Law nº 6404 of 1976) and will reserve for contingencies (art. 195 of Law # 6404 of 1976) and reversion of the same allocation formed in prior years, until the regulatory parameters are restored and observable from the regulatory financial statements for the subsequent calendar year delivered to ANEEL;

II - the acceptance of a restrictive regime of agreements with related parties; and

III - the requirement of capital contributions from the CONTROLLER(S) PARTNER(S), in an amount sufficient to meet the minimum condition of sustainability as detailed by Clause Thirteen.

Sole Paragraph - The upper limit of 25% referred to in item I of this Sub-clause will be modified in case future legislation changes the percentage of mandatory dividend established in the second paragraph of art. nº 202 of Law 6.404 of 1976, as amended by Law # 10,303 of 2001'. (Our highlights).

246.                                                     Note that there is no threat to the mandatory dividend as defined in the Corporate Law or illegality or unconstitutionality of contractual arrangement as shown by the contributions

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Pág. 70 da Nota Técnica nO0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

in this sense. It is emphasized that because the Regulator wanted to maintain the economic and financial sustainability of the distribution utilities and the Regulator has included the obligation of capital contribution in the TA draft (paragraph III) in order to recover unwanted deficits, since these could endanger the operating to deliver proper public service without interruption (Article 6 of Law nº 8987 / 1995), it is not rational to allow free dividend and or interest distribution over owned capital at will of the Company's General Assembly or to allow contracts between related parties due to risks of revenue transfers to other group companies without the same regulatory restrictions causing a decrease in the effects of the compounder contribution.

247.                               About the item III, the limitation arranged in art. 1 of the Corporate Law for controllers forwarding complementary contributions despises specific legislation, since this law includes all corporations. Some sectors, however, besides possessing specific laws and disciplinary regulations also have their own business dynamics, special economic schemes and intrinsic realities that cannot be neglected by the Regulator, particularly by establishing clauses that will last for thirty (30) years and will impact a significant number of citizens for long time.

248.                               Along this line and in order to better fulfill its mission and to enable the utilities to achieve their purpose of providing adequate public service, this obligation of bringing in capital contribution to supply financial deficit that would imply their inability to provide proper service granted by the concession authority - due to possibility of jeopardizing the operability and continuity of service by the depletion of their economic and financial condition.

249.                               Being a natural monopoly, the electricity distribution segment has captive customers obviously in parallel to other economically sensitive segments of our economy such as the financial, banking, insurance and infrastructure to which the mechanism of contribution commitment by controllers is not strange. For this see Technical Note nº 175/2015.SCT-SFE-SFF-SRD-SRM / ANEEL (NT 175 / 2015), used for reminding purposes:

.148.           The same reasoning subsidizes a key tool used by lenders in project finance contracts in the electricity industry: the Capital Contribution Commitment (CAC)11 of partners when necessary to satisfy the main obligation, exemplified by the following clause taken from a contract of the Economic and Social Development National Bank (BNDES)12

11.7 SHAREHOLDER SUPPORT

The SHAREHOLDERS under the SHAREHOLDER SUPPORT CONTRACT will contribute through payment of capital internalization in cash and in proportion to its ownership interest to the BENEFICIARY the necessary resources to cover any shortfalls or increases in the overall budget of the PROJECT; or still, to supply insufficient resources to fill the TRANSFER RESERVE ACCOUNT and the RESERVE ACCOUNT (Our italics).

149.                   Actually, the Capital Contribution Commitment tool has been widely used in the Brazilian business environment to facilitate projects in various sectors such as the construction of highways13 and even the construction of a stadium in the 2014 World Cup”.

9 Basel Accord

10 http://cnf.org.br/noticia/~blogs/riscos-exigem-aporte-de-r-3-8-bi-de-seguradoras

11 Also known as ESA- Equity Support Agreement.

12The bank site(http://bndes.gov.br?SitesBNDES/bndes/bndes_pt/Institucional/Apoio_Financeiro/Produtos/Project_Finance/),apresenta details on the collateral used in the related project financing. Last access: 05.17.2015

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

 (Page 71 of the Technical Note # 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

250.                                       Thus, the obligation is essential so the regulator can ensure the company's economic and financial stability necessary for the Companies to operate because of its ballast and to provide appropriate service to society in legal and contractual terms.

251.                                       Regarding the modification requested in item II, this is not necessary because the principle of non-retroactivity applicable to administrative contracts

252.                                       Remember that the previous paragraph does not generates absolute guarantee or a restriction to the inspection competence of the Agency. The Agency can find contracts approved between related parties with technicalities or that do not comply with current regulation (in its execution - for example), or even that are harmful to the utilities and or their consumers in detriment of benefits to their related parties. These may be broken following determination by ANEEL at any time, subject to due legal proceedings with the full and contradictory defense as provided for in the CF.

253.                                       To reinforce the motivation included in this topic, PFANEEL signed the following understandings14:

"147. Thus, this Attorney understand that there was no violation of the provisions of art. 175 of the Federal Constitution and the non-occurrence of any illegality as to forecast the impossibility of dividend distribution or payment of interest on own capital whose value, individually or together, exceeds the legal minimum, in certain situations set out in the draft of the amendment submitted to public hearing, especially when it comes to cases in which the company / utility is in situation of financial hardship or where the service has not been rendered in accordance with the quality standards required by ANEEL

…

162. Therefore, there is no violation to the provisions of art. 175 of the Federal Constitution. Nor there is any illegality on the prediction of capital contribution by controller partner in some cases included in the draft of amendment submitted to Public Hearing in special in cases which the company / utility is going through financial difficulties due to non-compliance with the minimum parameters of economic and financial sustainability set out in Clause Seven.

…

13 "The capital increase will be used as credit guarantee on highways auction," Economic Value, 07/29/2013. Available in:

http://www.seinfra.ba.gov.br/exibe.noticia_banco.asp?id_noticia=9406. Last accessed on: 17/05/215.

14 According to the Opinion # 557/2015 / PFANEEL / PGF / AGU

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

 (Page 72 of Technical Note # 0335/2015-SCT-SFE-SFF-SRD.SRM/ANEEL)

…

169. On the other hand it is perfectly valid the scheme proposed by the amendment draft referring to a restrictive regime of agreements with related parties since it aims at reinforce the utilities’ governance in order to avoid certain operations that could worsen the company situation. The exercise of sound management with long-term vision and focus on the consumer plays a central role in the efficiency of operations and in the use of investments inherent to the business.”

- Perfect legal act vs. agreements with related parties already confirmed; capital contribution to reset financial deficit; due legal process in ANEEL and restriction of contracts with related parties for distributors with unsustainable debt.

254.                               Topics previously approached.

- Internalization of contact obligations into the constitutive acts of the Distribution sectorial agents

255.                                Regarding the Sub-clause two of clause seven, the obligation of internalizing the duties set forth in the Addendum (TA) is to clearly internalize in the business reasoning the fundamental premises of public service: customer focus and long-term vision. It is understood that these obligations result in a better and faster decision-making process in the utility since it will be ruled in the constitutive act.

"Sub-clause Two – Throughout the whole concession, the DISTRIBUTOR shall keep in all its constitutive acts the provision by item I of Sub-clause one and by Sub-clause eight of clause second.

Sole Paragraph – The modified constitutive act shall be sent to ANEEL no later than 180 days from the signature of this Addendum (Our italics).

256.                               The clause in the Addendum that foresees the amicable settlement (fourteenth) does not prevent legal and administrative actions taken due to the constitutional guarantee of free access to the courts and to the numerous jurisprudence of analogous application regarding administrative procedures that guarantee it. Thus, the internalization does not turn such clause without effect. The internalization simply includes the clause into the logics of the management of the distributor of the given contractual obligations.

'CLAUSE FOURTEEN – FRIENCLY MODE ON SOLVING CONTRACTUAL DIVERGENCES AND CONTRACT VENUE

Safeguarded the public interest and in the event of divergence in the interpretation or application of this Agreement, the DISTRIBUTOR may request to organizational areas of ANEEL linked to the subject to set hearings in order to harmonize the understandings in accordance with applicable procedures.

Sole Sub-clause - To settle all matters and disputes not resolved amicably, as explained in the caput of this clause, it is elected the Federal Courts of Justice

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

 (Page 73 of the Technical Note # 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

 in the Federal Capital with express waiver of the parties however privileged they may be.

257.                                       On the difficulty of modifying the Constitutive Acts and on the difficulty of observing the deadline set forth in the sole paragraph, the Regulator acknowledges the reality and diversity of the different business regimes in the industry and will show consideration in particular cases to be demanded for this purpose. The Regulator will not impose unreasonable and disproportionate penalties for operators going through their own difficult realities or because eventual turbulent interfaces in dealing with commercial registries and competent notaries or with those representing them.

258.                                        Thus, the regulatory process making provided for in REN nº 149/2005 for changes resulting from such clauses, verified compliance with respective terms, will have a faster administrative treatment with due consideration to the obligation included in the sole paragraph of its second article15 .

259.                                       Adding to the argumentation the position of PFANEEL:

"184. Despite the difficulties reported by the interested parties, there seems to be no irregularities or illegalities in the statutory changes required to contain the impossibility of dividend distribution or interest payment on capital whose value, individually or together, exceeds the legal minimum, until the regulatory parameters are restored.”

- Clauses guiding the subsequent and mitigating regulation of legal uncertainty

260.                                        Adding to the argument about the legal insecurity issue discussed earlier, we tried to build a comfort Sub-clause to the agents with its exemplification in this Technical Note as follows:

'CLAUSE EIGHT – CORPORATE GOVERNANCE AND TRANSPARENCE

[. .. ]

Sub-clause Two – In elaborating the regulation, ANEEL will observe: (i) state-of-the-art in national and international, private and public governance, following the higher governance standards in the stock market required by regulatory bodies, besides studies of institutions both academic and related to development, (ii) the need for social legitimacy due to the installment of an essential public service, (iii) the level of development and the specificities of the Brazilian electricity sector, including the segregation of activities and the need for shielding and individualize distributors, (iv) the size of the utilities, (v) the time lapse for compliance with regulatory obligations, among other relevant aspects, always observing the corporate law."

" As done by SFF in 2009 for several sectorial agents – receiving guiding instructions.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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261.                               In this vein, as an example, the Regulator may require, always through public hearings, (i) the creation of a Board of Directors at utility level with a minimum percentage of independent members, including committees such as audit, nomination and remuneration in addition to the preparation and disclosure of their policies; (ii) the creation of Departments as Audit and Compliance, including the possibility of requiring prior approval of appointees by the regulatory; (iii) full public disclosure of information, including the remuneration of its executives; (iv) the holding of annual public managers’  meetings, as well as regular meetings with consumer organizations and other stakeholders; (v) specific obligations of managers including prior approval to the distribution of results, accountability for information, account rendering for performance and written manifestation in specific interest conflict cases; (vi) the impossibility of accumulating Chief Executive Officer position with those of Chairman of the Board of Directors; (vii) exclusive dedication for holding key positions in the Administration, (viii) the adoption of the Anti-Corruption Law provided controls.

262.                               However, it is not possible now to make such rules for two main reasons: (i) govemance is part of the knowledge frontier and is not yet a mature field clearly booming (SOX is from 2001, the first OFWAT rule on the theme is of 2014, the New Market / BMF & BOVESPA Sao Paulo Stock Exchange is quite recent in Brazil - from the 2000s - and the CVM / BM & FBOVESPA are starting to discuss governance levels in government owned companies in 2015) and (ii) best governance practices evolve much over time, as can be seen for example in the governance of the 80s and that of present days. Thus setting strict rules now would be unwise and unreasonable as they may become outdated and even undesirable over the next 30 years (likewise the tariff review mechanisms).

263.                                Therefore, the only way to regulate the issue is through ANEEL, being ensured to the utility the arrangements made available in our tariff regulation to request the recognition of any supervening costs.

- Commitments with the Regulator and with the Corporate Law and Macro Temporal ANEEL accountability

264.                               The commitment given as "its role and responsibilities under the management of an essential public service" is a contractual commitment by the regulator, which does not overlap with the responsibilities arising from the Corporate Law, either tries to suppress them therefore there is no collision.

265.                               Regarding the combination of deadlines as suggested in the contribution, there is no objection to mark the period as requested, i.e. the signing of the Take Over term16.

-  A.  Clause Thirteen does not exclude the mechanism of Clause Fourteen.

266.                               To reinforce, the terminology 'without any exception "does not make void the Clause Ten  of the TA, much less excludes from the agent the right to sue both administratively and judicially

1&Em aderênCia a poslçao da PFANEEL exarada pelo Parecer n. 55712015

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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regarding issues such as warrants by the CF in any contractual disputes with ANEEL and the Grantor Power.

- Disclosure commitment regulated by the stock exchanges where the agent operates

267.                                       Businesses, especially corporations publicly traded, with shares listed in Brazil and abroad have a number of disclosure rules that must be observed so that the regulations of the Brazilian Securities Commission (CVM) cannot interfere with those standards. In Brazil, there are several mandatory compliance regulations as CVM Instructions # 319 / 1999 and 358 / 2002 and handbooks on disclosure of relevant information. This documentation contains forms of dissemination of information as well as the times when one cannot disclose relevant factors.

268.                                       In addition, companies with shares listed overseas must comply with the regulations of their stock exchanges and regulators regarding the disclosure of information. The improper disclosure of material information by the distributor that is under the control a public company can give rise to a violation of the aforementioned capital market standards.

269.                                       Due to this fact and the PF ANEEL understanding contained in Opinion nº 557/2015 it was decided to incorporate in the contribution in order to improve the TA draft.

- Clause of cross-default in the Electricity Industry

270.                                       The inclusion of the term - as controller - after "Electricity Industry" in harmony with what was held in ANEEL Transmission Auctions, as well as the non-viability of investments in the sector by reducing prospective investors, seems to be an appropriate amendment. Besides, it gives a strong incentive to controllers to avoid keeping agents unable to provide adequate service and sustainable economic and financial conditions or, still, without rationality in their economic and rational scale.

271.                                       Once again PFANEEL properly understood the clause as proper and adherent to the public interest as one can see in verbis:

171. The Transmission Auction notices contemplate similar clause by stating that could not participate in the auction as proponents those [11]: i) present average delay time at the start of commercial operations of bid transmission facilities greater than 180 (one hundred and eighty) days for the deadlines provided for in the respective concession contracts, considering the works completed in the last 36 (thirty six) months or those which should have been completed by the publication of the notice and have suffered in the same period three or more penalties regarding delay in the commercial operation of tendered facilities already tried in the administrative sphere.

172. Again what has been said elsewhere: because it is a regulatory provision,that can be inserted or modified without the consent of the utility, this is restricted to its fulfillment when choosing to celebrate the additive term.

173. Now, what one intends to avoid is that the utility or economic group that is no longer fulfilling its obligations regarding the original grant seeks entry in another concession, which could result in non-compliance with obligations under any of them two, in clear detriment to public interest, which demonstrates that there is no illegality in this clause

174. On the other hand, it is understood that it would be more effective if the result of the non-observing the obligations by the controlling partner consisted in the forfeiture of the concession, since this measure could result in more effective and suitable sanctions to impose the observance of contractual duties

- Corporate Governance VS Operating and Economic Rationality

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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272.                                A functional governance structure is positive in each segment. In the distribution business is no different. Whereas it is an essential public service, so much so it is that the CF established the competence of the exploitation of electricity distribution services as belonging to the Union17, directly or indirectly. In the latter case about distribution utilities, the Granting Authority and the Controller should surround themselves with mechanisms to ensure the provision of adequate public service, or at least mitigate the risks of not "delivering” the service. Thus, the inclusion of governance mechanisms to be incorporated in the concession contracts fulfills this purpose

273.                               The contribution of ABRADEMP comes in order to relativize the bipartite structure for medium and small utilities because of excessive taxation of costs and of its income scale, which generates loss of profitability by proposing a single structure of Directors and Executives and Supervisory Boards not permanent. Rather, an Independent Audit without considering the size of the company. The problem of focusing on the same people the strategy settings and execution is the conflict between the functions of governance and management which is a central in the mission to be achieved by the Governance, induced via insertion in the additive, as desired by the Granting Authority / Regulator.

274.                                Often in organizations there is a promiscuous coexistence18 between governance and management functions19, both in private and in public sectors, a fact that may result in conflicts of interest and enhance the abuse of control power and the lack of reliability in the control structures and in the financial information provided.

17Line b), item XII, article 21.

18 Existent in all the Market before SOX, in special in economic groups. Regarding this, SARBOX treated in a special way the covenants between the related parties based on the opportunistic potential behavior risk in these operations. After maturing the concepts (even before SOX, some business companies already practiced some levels of management-governance segregation). International private groups started internalizing this in their Brazilian branches the functional separation     between governance and management – in special with the arrival of New Market in the Sao Paulo Stock Exchange – as well as other Brazilian private business companies. Its application in the government sphere took longer.

19 In this way governance19 is about respecting organizational structures, functions, processes and traditions aimed at making the programs to be carried out in a way to fulfill their objectives and results in a transparent way. Thus, the ultimate goal is a higher effectively and better economy19 in actions.

On their turn, the functions19 and activities linked to management are affected in the daily life of organizations19 in carrying out programs in line with strategies, policies, processes and procedures set forth by the strategic area19; Important are the efficacy and the efficiency of actions19.

Thus, governance provides direction, monitors, supervises and assesses management actions regarding the satisfaction of needs and expectations of citizens and other stakeholders. Governance defines (delivers) strategy to management. In addition, it is inherent and integrated to organizational processes19.•

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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275.                                       Governance has three functions20:

a) evaluates the environment, scenarios, performance and current and future results;

b) directs and guides the preparation, coordination and policy and plan development aligning the organizational functions to the needs of stakeholders and ensuring the achievement of established goals; and

c) monitors the performance and results regarding policies and plans and confronts them with the targets and expectations of stakeholders.

276.                             Thus, governance21 is about structures, functions, processes and organizational traditions aiming at ensuring that programs are carried out in a way to fulfill their goals and results in transparency. Thus, as  exposed in the draft, the goal is to enhance effectiviness22 of the governance system actions including collaborating with the Regulatory activity.

277.                             It is noteworthy that the regulator is aware that the costs of maintaining these asset mechanisms are felt most by companies that lack economic scale. So the utility may be compensated in the tariff review process. Of course, as all distributors converge on this model - the tariff process taking advantage of the benchmark – It will award the most efficient regarding the type of costs. However, while the set is heterogeneous, the organization must look for solutions23 to tailor its costs in a way of not differ too much form of other utilities not required to provide the same governance mechanisms.

Being responsible for planning, executing, controlling and management of resources and powers made available or bodies and entities to fulfill their objectives. In counterpart, they must render account to the group in charge for the governance.

Thus, the real problem is lack of scale economy in these concession areas, which implies a “collision” between the lack of economic scale in the concession area and the application of governance mechanisms in the utilities. Remember that the legal duty of applying economic and operating rationality.

Law nº 9.074 / 1995

Art. 22. Electricity distribution concessions covered by art. 42 of Law 8.987 of 1995 may be prorogated since regrouped according to operating and economic rationality criteria following request by the utility or initiative from the granting power (Our highlight).

Law 1 2,783 / 2013

Art. 7. Effective 12 September 2012, concessions of electricity distribution covered by article 22 of Law 9.074 of 1995 may be prorogated at discretion of the granting power only once for up to thirty (30) years in order to assure the continuity and efficiency of the service delivered, the affordability of tariffs and the mandatory fulfillment of operating and economic rationality (Regulation)

 Sole paragraph: The prorogation of concessions of electricity distribution will depend on the expressed acceptance of conditions set forth in the concession contract or in its amendments.

Therefore, the issue is past; not requiring limiting the institutions of governance mechanisms because of the size, but applying the legal device and the problem will solve itself.

20 A World Bank publication points out to other governance functions such as definition of strategic derationing; management supervision; stakeholder coordination and transparence.

21 Related to strategic function in the organization as follows: communication processes; analysis and evaluation, leadership, decision taking; control and linked to     Monitoring and account t rendering.

22. Production of intended effects.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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- Illegality of the Decree and consecutively of the Contract Addendum

278.                                On the subject, it means that the TA was made adhering to the provisions of the Decree. There is little doubt regarding the extrapolation of competence by ANEEL, as explained in the previous topics and endorsed by PFANEEL.

279.                                On this the Opinion nº 557/2015/PFANEELlPGF/AGU shed light over the following terms:

"108. Despite these claims ANEEL cannot declare unconstitutionality or illegality of any law or decree. These acts enjoy presumption of legality and remain in effect until revoked or removed by the judiciary. ANEEL, as a government agency holds no jurisdictional power and cannot divorce similar acts from the legal system.

…

111. Government dictates the vectors of sectorial policy through laws and decrees. Indeed, the laws are the instrument by which policies are gestated and made public. Decrees by their turn, are legislative instruments to enforce the faithful execution of the laws or, in other words, the policies coming from them.

112. In this context it seems that ANEEL acting in conformity with the policies and guidelines of the federal government, cannot contradict the provisions of a Decree formally drawn up by the Chief of the Executive Power, since such policies include the policies and guidelines of the federal government.•

- Contract Restriction between related parties for utilities with unsustainable debts.

280.                               Academic literature typically shows contracts between related parties as source of risks from opportunistic behavior by the controlling shareholder or managers. So much so it is that it is mandatory that the financial statements notes be treated with due attention.

.

281.                               Note also that recently the CVM through its official letter CVM / SEP / nº 02/2015 gave guidance to claimants about publication of such contracts highlighting the need to monitor and be transparent when treating risks in organizations with emphasis in contracts between related parties.

282.                                       Being a way to transfer intra-group revenues, it is not wise or rational to allow new contracts with these risks to be implemented when, on the other hand, there are duties in the additive regarding the utility and its controllers. Thus, the effect expected benefit derived from the commitment of capital contribution and from distribution of dividends and or interests over the capital itself in order to bring back the distributor to and economic and sustainable financial position could be compromised or would give the perception of elevating success risk.

- Application of penalty covenants by reasons external to the economic management by the Distribution agents

23. Por exemplo: O compartilhamento da estrutura de govemança corporativa entre empresas sem escala, desde que MO pertencentes entre o mesmo grupo econômico.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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283.                                       In case there are reasons external to the utilities management that have resulted in conditions for economic and financial unsustainability (Sub-clause one of clause seven of TA), these may be due to the management process24 demanded by the industry agent and, if true, those will be taxable events of extraordinary revision (raising the cost of electricity because of activation of thermal power plants since 2013 and stopped this year). Implemented the revision, the deficit, by reason external to the management will be extinguished, so there is no reason to incorporate such contribution.

284.                                       The contribution relative to item I - as it is written does not make sense - but understanding that it would be a contribution towards being possible to subject the distribution of dividends above the legal minimum to the request for prior approval in case of tainted sustainability condition. In this case, still, the suggestion would not contribute in favor of sustainability, and only generate unproductive administrative processing because if the condition of sustainability were not met, the response to the demand would be unique – negative. On the other hand, if there was a distinct motivation of financial mismanagement in the utility – external element - the negative would be maintained and the rebalancing solution would be via the extraordinary above-mentioned review

285.                                       Finally, the contribution about the item III (capital contribution by the controller) follows the same line as the caput of the device and its item I,

-  Assumption of financing agreements approved by new utility

286.                                       By creating this duty, of course, new entrants - in financial conditions better than those leaving - propose a significant discount because the debt profile will be worse for new utilities, as well as will increase the perceived credit risk of these and be negative with respect to the charge of new funding. As a result, both in case of extinction as in control transfers, it should have frustration in receiving values for the grant negotiated by the Grantor or the previous Controller, increasing the risk of successful utility change operation in case such obligation becomes effective.

287,                                Note that the offer is only good for distribution agents in poor financial situation that already had low credit history in the financial market. In addition, the obligation does not restrict the universe of reckless finance and loan agreements backed up by emerging rights on the part of the bad manager of the concession or of the Controller disinterested in running the business

- Regulatory exceptions – contractual internalization

288,                               In ANEEL Normative Resolutions (always lapidated in public hearings) the devices of these norms are built up. The norms contain, in accordance with their regulatory risk, the level of severity of such obligations. For example, they may have in their bulge the prior accordance waiver consent that can be controlled only through later audit because of its low risk of creating an economic and financial imbalance to the distributor, so it is understandable not being necessary the inclusion of the suggested text.

- Duties of the Supervisory Board with qualified quorum

24. Guaranteed full defense and contradictory

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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287,                                Note that the offer is only good for distribution agents in poor financial situation that already had low credit history in the financial market. In addition, the obligation does not restrict the universe of reckless finance and loan agreements backed up by emerging rights on the part of the bad manager of the concession or of the Controller disinterested in running the business

- Regulatory exceptions – contractual internalization

288,                               In ANEEL Normative Resolutions (always lapidated in public hearings) the devices of these norms are built up. The norms contain, in accordance with their regulatory risk, the level of severity of such obligations. For example, they may have in their bulge the prior accordance waiver consent that can be controlled only through later audit because of its low risk of creating an economic and financial imbalance to the distributor, so it is understandable not being necessary the inclusion of the suggested text.

- Duties of the Supervisory Board with qualified quorum

289. It is known that not in the art. 162 of the Corporate Law in the list of requirements the conditions attached to the Amendment. Therefore, the interpretation of Article goes towards the counselor having professional skills and competencies to identify fraud and error in the organization and contribute to achieve the public purpose: the provision of adequate public service. Thus to give greater effectiveness and decrease the risk of innocuous oversight, this obligation was included.

290.                                On the topic PFANEEL understood the obligation in line with achieving the public interest, as states the Opinion # 557 / 2015:

"202. As seen, the main focus of the Supervisory Board is examining the work of managers from a financial and accounting perspective. For the exercise of its functions, it turns out, therefore, that the members of the Supervisory Board must be provided with knowledge of budgetary and financial management within the framework of a society. Therefore, a member of the Supervisory Board must be adequately prepared to do his / her job.

203, Therefore, in the opinion of this prosecutor, there is no illegality in requiring that in the composition of the Supervisory Board, 2/3 of its members have experience in finances and accounting. "

- Detailed definition of Control Transfer

291.                               ANEEL’s process making methods make use of due legal process - even more in the process of extinction, to which it prepares technically and refers to the MME - the Granting Authority in its turn respects in the same way the process method guarantees of contradictory and legal defense - considering the material issue (violation of the economic and financial sustainability) related to the principles of proportionality and reasonableness um such way to purge exceptionalities and not penalize utilities and or consumers in unreasonable or disproportionately ways.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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292.                                       Note that the detailed rules on control transfer cannot take place on the additive ambit in question since the weight of the specifics of the decision-making process between the companies involved and the Regulator has an immense variability - which is meant to be treated in this case with the very process derived transfer already regulated by REN # 484 / 2012. An "immobilization" via Concession Agreement would generate a sensible increase in the risk of transaction costs, a fact which goes against the purpose of the Regulator which is to provide a new utility with the ability to provide adequate public service '

- Withdrawal of the Transparence term

293.                                       The option to use the term aims to highlight the commitment to this basic principle by the Granter / Regulator, including alignment with public policies of the federal government, such as the Access to Information Act and Electronic Government. Thus, even initially looking like a conceptual impropriety there is the intention of the regulator to empower such principle in the IBGC Code (Brazilian Institute of Corporate Governance).

- Tariff counterpart by the mechanisms of corporate governance

294.                                        Note that the recognition of costs resulting from the implementation of the governance structure included in the additive will be held in the body of the tariff process (review) will meet the utility needs, as well as will raise the level of governance bringing benefits to the distributor itself, like the decreased perception of risk in the financial market which enables capturing with lower charges than in the previous level of governance.

295.                                        However, an additional award to have a “more restrictive” governance level should be studied and built jointly between the SFF and SEM with due considerations regarding the quality framework (the kind and on what tariff element to act) and on quantification to be proposed and its regulatory impact on consumers, a fact that this time there are normative projects25 along these lines, but still in early stages and with incipient simulated and inconclusive results.

296.                                       About the requirement more restrictive than the Corporate Law, the Technical Note # 175 / 2015 listed the benefits due to the increased level of governance, showed successful applications at the international level and proved to be no unknown to the agents of the electricity sector contract terms with stricter requirements in the legislation (conditions to the control transfer from Rede to Equatorial, cross-default clause in financing BNDS transmissions and disclosure of financial obligations by BOVESPA - by recent

25  ANEEL is searching in its technical areas, in improving its regulatory norms to migrate from the norm-command model toward a model adherent to regulation by incentives. However, tariff incentives require participation of specialized superintendents (SRM and SGT) to make joint studies, a fact that naturally slows down the project while making it more robust. When developing studies and preparing regulatory reformation proposal only within SFF, basically the incentives are limited by the benefit of process beaurocracy simplification.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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alignment with orientation set forth no Official Circular Letter/CVM/SEP/N° 02/2015) - as long as aiming at reaching a relevant purpose - as is the case in this amendment, which will be in force for 30 years.

-   Easing of the Regulatory Obligations in view of the creation of the Corporate Governance mechanisms

297.                                    The supervening RENs, which will regulate and detail the topic Governance will bring regulatory deburocratizations, thus the additional clauses dealt with in item 1.6 of the RAC will perform this task.

-   Flexibilization of the typology of Assets for the fulfillment of the Contribution Commitment

298.                                    Maintaining the term "cash or cash equivalent" is important so that the logics of the financial recomposition can be preserved and the and there is no increased risk that the contribution becomes fixed as assets that will not achieve the objective of the need to provide the deficit distributor with liquidity.

-   Exit clause (Minimum investments in the past 5 years)

299.                                    It was understood that it was necessary to reconstruct the clause. SRD created a new clause and already previously motivated.

-   Change in the Deadline for the contributions (24 and 36 months)

300.                                    The contribution is contrary to the logics of the annual recomposition of the financial deficit that generates the unsustainability. If the deadline implemented were 24 months, there would be situations in which the deficit distributor would accumulate an amount (at least the sum of two regular contributions put in the AP plus the financial effects of the discrepancy between the 1st contribution unrealized in time), the risk of it not contributing with a larger amount will increase and the inducement of the regulation (contractually) in leading the agent to sustainable indebtedness will have higher chances of failing.

-   Internalization of labor obligations

301.                                    The compliance with labor and pension obligations is set forth in the legal, regulatory, contractual order and in the minutes of the TA53, thus being unnecessary to include it.

302.                                    As an example, the latest change to the administrative legislation could be mentioned - Law n° 8666/1993:

"Art. 27. In order to qualify for biddings, the interested parties will be exclusively required to submit documents relative to:

IV - tax good standing

IV - taxation54 and labor good standing (Wording given by Law n° 12.440, of 2011) (Effect)"

53 Clause Seven - ECONOMIC AND FINANCIAL SUSTAINABILITY

Subclause Four - The DISTRIBUTOR undertakes to comply with all obligations of a tax, labor, and pension nature, the charges arising from regulating norms established by the GRANTING POWER and ANEEL, as well as any other obligations related or resulting from the exploration of the electric energy distribution public service, especially regarding the payment of the amounts related to the inspection of the distribution public service, according to the sector norms.

54 Including the Pension Contributions

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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303.                                    In ANEEL's regulation, in turn, REN No. 484/2012 is mentioned:

"Art. 11. The initial application for ANEEL's previously consenting with the transfer of corporate control should be filed and made in writing by the sector agent, in Portuguese, and contain the following data, documents, and information:

VI - the documents of the supposed controller, as follows:

the provisions in items 1 to 17 of the Annex of this Resolution, when the sector agent is a concessionaire, permissionary, or an authorized electric energy distribution and transmission public services provider or in the case of an operation for the transfer of corporate control of a concessionaire or authorized energy generation company governed by subparagraph IV of art. 5, and if the transfer of corporate control involves corporate restructuring, additionally the documents provided for in items 18 to 20 of the Annex of this Resolution;

11                    Certificate of the Taxes Relative to the Pension Contributions of and of Third Parties.

12                    Certificate of Good Standing with the Employees' Severance Fund (FGTS),

13                    Labor Debt Clearance Certificate - CNDT or Positive Certificate for the same effects of CNDT.'

304.                                    Thus, for ordinary biddings and to transfer the corporate control, it is required that these obligations have been complied with. Thus, the obligation is already legally, regulatorily protected and it is understood that, contractually, in the future, it will not be unprotected.

- Joint Labor Responsibility

305.                                    The subsidiary responsibility is that practiced in Brazil's administrative doctrine, as well as in the processes of a labor nature with the Labor Justice. This understanding is meek also in the Superior Courts in relation to the Government's entities and agencies55. As the competence of providing the service is the Union's and the public service providers', and the Concessionaires

55 Summary No. 331 of the TST - Service Agreement - Legality

IV - The employer's non-compliance with the labor obligations implies the subsidiary responsibility of the party that hired the services regarding those obligations, including before the direct administration agencies, the autarchies, the public foundations, the public companies, and mixed-economy societies, as long as they have participated in the procedural relationship and are also contained in the judicial enforcement instrument (art. 71 of Law No. 8.666, of 06. 21.1993). (as Amended by Res. 96/2000, DJ 09. 18.2000).

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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are the delegates acting on their behalf (or through the grants) - it is valid to understand that the same Institute is transferred - the Subsidiarity - or else, the Public Administration's distributors would have a distinct obligation from the private Concessionaires, which fact distorts the present pricing model, and, reversely, go against the sense of the terms of § 2 of art. 173 of the CF.

306.                                    The subsidiary responsibility is a judge-made construction. It is not supported by a legal norm yet, as the joint accountability is presently under discussion at the National Congress. Thus, including it in a Contract before the legal obligation is perfected may increase the chance of judicializing the Amendments.

307.                                    Finally, there were several meetings with relevant players in the segment and they expressed their concern regarding a clause included in it to reduce the so-called legal uncertainty - previously clarified in this Technical Note - and, however, doubts related to it were brought up during these meetings.

308.                                    The doubt raised by ABRADEE and some sector agents regarding subparagraph (ii) of the Subclause Two to Clause Eight of the TA in verbis.

"Subclause Two - In preparing the regulation, ANEEL shall observe: (i) the state of the art of the national and international, private and public governance, based on the highest capital market governance levels and required by regulating agencies, in addition to studies performed by academic or development-related institutions, (ii) the need for social legitimacy resulting from the provision of an essential public utility service, (iii) the level of development and the specificities of the Brazilian electric sector, including the segregation of activities and the need to shield and individualize the distributors, (iv) the size of the concessionaires, (v) the time gap to adjust to the regulatory obligations, among other pertinent aspects, always observing the corporate legislation.'

309.                                    They the players claim that the item in question is very vague and its amplitude would give grounds for interpretations that might significantly impact the Concessionaire.

310.                                    ANEEL'S objective in including this Subclause to the original TA presented at the AP was to signal what the future guidelines to achieve with the supervening regulation would be, i.e., the Regulator is sensitive enough to listen to all stakeholders operating in the sector - even by virtue of its mission: "to offer favorable conditions for the electric energy market to develop in a balanced manner among the agents and for the benefit of society ", which could not be different.

311.                                    Throughout its history, the Agency has always given the due importance to sending out signals to the market for it to develop, and also, to seek technical solutions and creating mechanisms to compensate the appearance of external factors that could generate risks to development healthy - the RTEs of the "Blackout" and the "unfavorable Hydrology", the ACR account mechanism, the tariff flags, among others are mentioned. It can be concluded that an unjustified and disproportionate assessment of the development challenges of this relevant market is not a modus operandi of the Regulator.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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312.                                     On the other hand, the mission imposes on ANEEL the obligation that this development should also occurs for the benefit of society. As a result, it is necessary to find a point (or at least a range) of balance for the interests of "the agents" (among themselves) and the "agents"/"society" pair. As a result, the typical trade-off involved in the conflict of interests.

313.                                     It is just in this gap that the governance mechanisms play their roles, in the case of private companies, the good governance practices tend predominantly to the alignment of interests among partners and managers56, as well as among controlling and minority partners. In the case of state-run companies, in turn, alignment of both the taxpayers' and the Public Administrators' interests is sought, and, in the case of mixed-economy societies, the aim is the public and the minority shareholders' interests. Finally, in customizing, the corporate interests of maximizing the Concessionaire's result sometimes clashes with the public interest related to the duty of providing adequate public utility distribution services - pursuant to Law n° 8987/1995 - society in the area of Concession.

314.                                    In this space, the corporate governance mechanisms would help to manage the risks of the agents not achieving the corporate objectives, and when strengthened within the scope of the distribution Concessionaires, together with the economic, financial, and operational sustainability clauses, they would allow more clearly internalizing in the corporate reasoning the fundamental premises of the provision of public services - focus on consumers and long-term vision, two facts that are beneficial and aligned with the Regulator's mission.

It should also be reminded that, in organizing economic groups, the companies seek economic and operational rationalization, as well the maximization of the Holding's57 profits, which is extremely praiseworthy and desirable when considering the national market as a whole - efficiency gains are welcome. However, maximizing the Holding's profits does not imply maximum result for the distributor Concessionaire; nor does the Holding having a high level of governance, derived from the New Market's obligations guarantee that the Concessionaires will have a similar level of corporate governance and the resulting benefits. Thus, in a generic competitive market, it totally makes sense not to observe a bipartite structure in the Holding/controlled relation - including overlapping the positions of Chairman of the Board of Directors of the Holding and the group's business units, or also the leadership of the Board and the group of Executive Officers - which fact fulminates and subverts the central logics grounded on the Governance, but not when in the relation there are business units in the economic group submitted to specific regulations - as is the case of the distribution Concessionaires; it is not reasonable, in the light of the public interest, to (Page 86 of the Technical Note # 00335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

56 A challenge that gave rise, in 1976, by Jensen e Meckling, to the Principal Agent Theory, according to which, when someone (named "agent") is assigned the task of acting on behalf of another person (named "principal"), there is a tendency that the first will act in their own interest (in the case of managers, higher salaries, more job stability, more power, etc,) instead of in the interests of the corporation that hired them, its partners and other stakeholders. See http://www.ibgc.org.br/inter.php?id=18166. Latest access on: 07/31/2015.

57 Many Holdings operating in the electric sector, which are in BM&FBOVESPA's NEW MARKET, have a high level of corporate governance, but no distribution Concessionaire is, just in Level 1 or 2.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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provide an essential public utility service under the economic structure of natural monopoly natural, to treat it as if it were under a perfect competition structure.

315.                                    Aligned with the above knowledge, it should be clarified that social legitimacy to be considered in the supervening regulation cannot be understood limitedly as a form of imposition by the state with an interventionist character, aiming at dominating - for example: assuming the Concessionaire's Board of Directors - i.e., nationalization in the best Bolivarian style; it should be remembered that in our legal framework there are several locks that prevent the government to act like this, but legitimacy should be understood as a democratization of the control, through the improvement of the transparency mechanisms, migrating from inspection of all the consumers of a Concession performed by a few ANEEL's employees, seeking the real meaning of the social control as inscribed in our Carta Magna.

316.                                    Below are the topics that will add value to the subject and clarify the reasons that social legitimacy effectively contributes to reaching the performance of adequate public services:

- Importance of customizing the corporate governance mechanisms according to the distribution segment.

317.                                    The manner in which the concessionaire is managed and controlled has a direct impact on the capability of providing services that are adequate to fully meet the needs of users58, in the light of the Public Services Concession Law. Thus, the structure of the governance should be capable of harmonizing the interests of all stakeholders, especially the interests of investors and administrators and the public interest protected by the Regulator, to a large extent directed to the interests of consumers59.

318.                                    The public services essentiality variable should, therefore, always be considered in the distribution of rights and responsibility among the company's different participants, in the construction of the corporate mechanisms and processes, including the decision-making procedures, just as in following up of actions, policies and decisions of the companies and their representatives.

319.                                     In this sense, the sophisticated corporate governance mechanisms may also be applied to the regulatory objectives, especially in the case of public services, to increase the concessionaire's level of social legitimacy, ensure the predominance of a long-term vision, and focus on the consumer

The introduction of this document already introduced, in general lines, the innovations introduced by the Regulating Agencies of the United Kingdom OFGEM (Energy and Gas) and OFWAT (Water Services), regarding the topic of corporate governance. When grounding this matter, John Cox, President of OFWAT, supported that independent management would reduce the need for regulation, once it "would make it possible for companies to make difficult decisions for themselves, rather than having the Regulator make them."60

58 Art. 6 - Any concession or permission presupposes the provision of services adequate to fully satisfy the users' needs, as provided for in this Law, in the pertinent norms, and in the respective contract;

§ 1 Adequate service is that the provision of which complies with the regularity, continuity, efficiency, safety, currentness, generality, courteousness conditions and pricing moderateness.

59 In other words, along the line of the footnote No. 8, this chapter focuses on the conflict Agent-Principal among involving the public services concessionaire and the Granting Power.

60 Free translation of  "Observations on the regulation on the water sector, of 05/03/2013:" "independent boards [. ] would enable the lower burden of regulation. It would let the companies make difficult trade-offs for themselves rather than having the regulator do it. Available on: http://www.otwat.qov.uk/mediacentre/speeches/prs_spe 20130305jcrae.pdf . Last accessed on 05/15/2015

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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320.                                     No Brazil, a long time ago, the Central Bank established a number of devices61 related to the governance of financial institutions:

"It is interesting to highlight that the banking legislation [...] is more comprehensive, as it has the goal of maintaining the credibility of the entities before the depositors and the society. In this sense, the Corporate Governance concept is present in the set of norms that rule the operations of the national financial institutions, many times extrapolating the requirements of the Corporate Law, through devices that determine the application of procedures which enable optimizing the performance and transparency in the actions developed by these entities"62.

321.                                     The same pathway has been analyzed by ANS, which well summarized potential of governance for the regulator:

"Moreover, in a regulated sector, such as the supplementary health sector, the implementation of the Corporate Governance principles may reinforce and sustain the division of responsibilities, the checking systems, independent audit, risk management internal controls and operations integrity, therefore functioning as a type of first line of the regulating system".

322.                                     Within the Electric sector, the issue of the governance of distributors has long been discussed, especially after Law n° 10,848/2004, which established the sector's deverticalization. In this context, ANEEL has been proposing63 using corporate governance parameters to guarantee the necessary individuality and autonomy of the distributors, including the requirement of a Board of Directors with at least 20% independent members, the definition of responsibilities of the key executives of these companies with ANEEL, and the establishment of the Audit Committee with regulatory responsibilities.

- Transparency and social control

323.                                    The concessionaires act as State in providing essential public services. Thus, a high level of transparency is essential to ensure their legitimacy before the population, especially in the case of monopolist services, as in the case of electric energy distribution.

61 Examples of the prudential regulation of the financial institutions are the requirement to segregate functions into business areas and market risk (e.g.: art. 14 of Resolution  n° 4193/2013), the impossibility of the direct controller's corporate object being an extra activity, in addition to corporate interest in financial institutions (Resolution No. 3040/2002, art. 14} and rules on the structuring and functioning of Audit Committees (Resolution No. 3198/2004. art. 10)

62 According to Note No. 50/2013/DIOPE/ANS, within the scope of the ANS's studies on Governance.

63 Acc. to Technical Note No. 34512014-SFF/ANEEL, which grounded the Public Hearing (AP) No. 72/2014

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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324.                                    Therefore, in addition to the corporate benefits of the transparency measures resulting from Corporate Governance mechanisms64, which allow effective by the minority shareholders, a certain level of control by all consumers in the concession area should also be possible

325.                                    In this aspect, it is important to remember that Brazilians are becoming increasingly more demanding in relation to public services and the legal-institutional environment has been adjusting to this reality. The most expressive example of this new paradigm is Access to Information Law65 (Law n° 12.527/2011), which, recently enacted, was quickly enforced. Among other possibilities, it ensures the availability of public information, to any citizen, within twenty days, and fostered the disclosure of the information on the remuneration not only of Top Managers, but also of all public servants.

326.                                     In this sense, in regard to LAI not applying to the public service concessionaires66, ANEEL and the other Regulating Agencies should analyze the possibility of bringing the concessionaires' disclosure requirements to these new levels of corporate transparency. The analysis of the requirements made by LAI and CVM's Reference Form is a good start for the Regulating Agencies to advance in this field.

327.                                    The conclusion is that removing the item in question would only show ANEEL's option for a future regulation that would intend to maintain the status of the activity of the inspection and the control of the distributors in a "black box" of just a few servants and experts of the sector, from which other agencies and entities, as well as ordinary consumers would remain apart from exercising the value of the social control on the Concessionaires with the intent of corroborating with the achievement of adequate public services, as legally defined, as a result of lack of effective transparency in the economic, financial, operational dimensions to correctly evaluate the management of distributors.

328.                                    Another relevant aspect that ABRADEE showed to be concerned about was with respect to the treatment to be given to the indemnification receivable at the end of the Contract if the choice is not to extend the distribution Concession due to disagreement with the terms of the amendment or the shareholders' decision to exit the business.

329.                                   Representatives of the Association claim that, at the central moment of the decision - in a new Contract valid for thirty (30) years - this definition gains utmost importance.

64 Promoted both by BM&FBOVESPA and CVM, particularly as of 2009, through the introduction of the CVM Instruction No. 480, which replaced the requirement of the document Annual Information (IAN) with the Reference Form (FRE). According to the Attitude Consulting Company: "The FRE was inspired by the 20-F form of the American SEC (Securities and Exchange Commission), a document legally required for all foreign issuers operating in the North American market. Its objective is to standardize the information to be provided by foreign companies so that investors may evaluate and compare all companies, national and foreign, based on a common denominator. Following the steps of form 20-F, FRE has the same objective of establishing itself as a permanent and reliable source of information, standardizing the data availed by the companies, and demanding increased strictness in preparing and updating this content ".  Last accessed on 07/24/2015. Available on http://imprensa.attitudesa.com/conteudo_pt.asp?Idioma=0&tipo=49760&conta=28&id=185416.

65 According to the Access to Information electronic platform, LAI regulates the constitutional right to access to Public Information, and it is applicable to the Union's three Powers, States, Cities, and not-for-profit private entities in relation to the receipt and destination of the public resources obtained by them. This law was created based on the best international practices and criteria, with the following principles standing out: (i) maximum disclosure (access is the rule, secrecy is exception); (ii) requester's justified motivation is not required; (ii) limitation of secret exceptions; (iv) gratuitousness of information; (v) active transparency (proactive disclosure of information of public interest); (vi) establishment of procedures and deadlines that facilitate access to information. Available on:

www.acessoainformacao.gov.br/assuntos/conheca-seu-direito/principais-aspectos. Last accessed on 07/20/2015.

66 The possible need to change the LAI in its articles 1 and 2, which define the extent of its application, should be considered.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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330.            As for how the indemnification amount will be defined, SFF understands that it would be proper for the indemnification of reversible assets, not totally amortized at the end of the Concession, that the same criteria to determine the Regulatory Remuneration Base (BRR) upon the distributors' pricing revision should be used. Hence considering the value of the last Evaluation Report of the BRR, updated, with the additions and exclusions provided for in a norm for the purpose of updating the indemnification base date.

331.                                     As a result of this guideline, in Clause Twelve of the Official Letter, a Subclause was included and the wording was modified to make the covenant more clearer - as follows:

"Subclause Two [EHO(1] - When the concession is extinct, the property and facilities of connected with the service will be reversed to the GRANTING POWER, by operation of law, and inventories and evaluations will be conducted, and the amount of the indemnification owed to the DISTRIBUTOR will be determined, considering the following procedures;

Inventory of the reversible property;

Valuation of said property based on the New Replacement Value - VNR;

Consideration of the accumulated depreciation observed on the dates the property was incorporated to the electric system, obtaining the net value;

Reduction of the Special Obligations - OE of the calculation of the value to be indemnified;

Subclause Three - In addition to the indemnified values related to the assets not yet amortized of the reversible property, also considered, for the purpose of the indemnification, the remaining balances (assets or liabilities) of any possible insufficiency of payment or reimbursement for the tariff as a result of the extinction, for any reason, of the concession, related to the financial values to be ascertained based on the regulations pre-established by the Regulator, including those constituted after the last tariff adjustment.

Subclause Four - Reversible property is considered those items connected with the granted service, indispensable to continue providing the electric energy distribution public services.'

Ill - 3.2. Establishment of economic and financial sustainability parameters

III - 3.2.1. Introduction

332.                                    Aiming at preventing the worsening of the situation of concessionaires in state of alert and mitigating the risk of a case similar to that of the Rede Energia Group, the essential step of the regulatory strategy consists of defining the minimum economic and financial sustainability parameters to be complied with by the distribution Concessionaires.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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333.                                    In other words, it is necessary to have mechanisms that limit the administrators' freedom to practice certain acts, and impose the compliance with the good management practices through protective covenants40 (protection obligations) and restrictive covenants67 (restrictive commitments).

334.                                     Under the Brazilian regulatory framework, this approach is used, for example, in the Central Bank's banking regulation, to a large extent guided by the Basel agreements, and the Superintendence of Private Insurance (SUSEP), within the framework of the insurance sector68.

335.                                     In the United Kingdom, both the Energy and Gas Regulatory Agency (OFGEM) and the Water Services Agency (OFWAT) require that the public service concessionaires permanently keep a Level of Investment attested by a reputable Rating Agency. In order to comply with this obligation, the agents should permanently financial strength in several indicators69.

336.                                     In the very Brazilian Electric sector, the definition of economic and financial parameters is already widely used by creditors in loan and financing contracts, especially in relation to projects (project finance)70.

337.                                     ANEEL's first step to incorporate this reasoning to the regulatory process was given on December 18, 2014, when it released the Public Consultation n° 15/2014, through which SFF presented to  society its vision71 on the distributors' economic and financial sustainability, and submitted its analysis methodologies and parameters to public discussion.

338.                                     Although it is possible to regulate the matter based on ANEEL's72 general regulatory power, including specific legal grounds in the concessionaires' concession contracts will lend improved clarity regarding this obligation of the concessionaires, according to the following terms:

CLAUSE SEVEN - ECONOMIC AND FINANCIAL SUSTAINABILITY

The DISTRIBUTOR undertakes to preserve, throughout the concession, economic and financial sustainability condition in managing its costs and expenses, indebtedness solvency, investments in replacement, improvements and expansion, in addition to the responsibility of paying taxes and distribution of proceeds.

339.                                     Considering that the regulatory framework includes no regulation that defines the minimum economic and financial sustainability condition for the distributors of electric energy, the

67 Covenants consist of ancillary civil or commercial obligations, positive or negative, that compose an indirect guarantee system, aiming at complying with the principal obligation - in the case under examination, the provision of adequate distribution services. See BORGES, Luiz Ferreira Xavier. Covenants: Guarantee Instrument in Project Finance. Available at: http://bndes.gov.br./SiteBNDES/export/sites/default/bndes_pt/Galerias/Arquivos/conhecimento/revista/rev1106.pdf. Last accessed on 05/15/2015.

68 According to the P&D Project Form "Economic-Financial Sustainability Index of the Electric Energy Distributors" of GESEL/UFRJ, mentioning Rodrigues (2008, p. 83), in order to be admitted and remain authorized to operate in the market regulated by SUSEP, an insurance company should submit to the economic-financial strength control rules, which involves a continual and systematic evaluation of variables such as: (i) Minimum Capital: (i) Solvency Parameters; (iii) Technical Limits; (iv) Constitution of Technical Provisions, and (v) Maintenance of Assets to Guarantee the Technical Provisions.

69 As an example, in the grid of factors of a Rating Agency in Brazil, the general rating indicators of "financial strength, the main financial indicators " correspond to 40% of the rating, 7.5% of which attributed to (FCO pre- working capital + Interest)/lnterest, 15% for FCO pre-working capital/Debt, 10% for (FCO pre-working capital Dividends/Debt) and 7.5% Debt/Capitalization. Other elements may also impact the ratings, such as governance quality

70 According to BNDES's definition: "Financial Project financing related to project: it is a form of financial contractually supported by the cash flow of a project, the assets, and receivables of such project serving as guarantee." Last accessed on: 05/15/2015. Available at: http://www.bndes.goy.br/SiteBNDES/bndes/bndes_pt/Instituiconal/Apoio/Financeiro/Produtos?Proiect_Finance/.

71 For more information , see Technical Note n° 353/2014-SFF/ANEEL, of 12/16/2014,

72 So much so that ANEEL's 2015/2016 Regulatory Agenda establishes: "Define the regulatory economic and financial sustainability parameters for the purpose of supervision of the economic and financial balance of the electric energy distributors".

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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concession contract itself will determine the minimum parameters for the first five years of the concession.

340.                                     At the end of this time, ANEEL may establish new parameters that will observe, among others, the need for a positive LAJIDA and the capacity to make minimum investments and manage the debt, which will be extensively discussed with the society in a specific Public Hearing. In any manner, both the Public Consultation n° 15/2014 of the Superintendence of Economic and Financial Inspection (SFF) and the opening of the present Public Hearing are already important steps towards the dialogue on the topic with society.

Ill - 3.2.2.  The definition of the minimum sustainability condition for the first 5 years of the concession

341.                                     In a simplified manner, an electric energy distributor full sustainability presupposes the generation of sufficient wealth to (i) invest in the replacement of worn infrastructure every year, (ii) invest to expand the system and improve quality, (iii) pay debt interest; (iv) cover the need for working capital; (v) pay taxes on profit; (vi) properly remunerate partners, and, in some cases, (vii) amortize a portion of the principal, among other obligations, as illustrated below:

[Chart:]

Net Operating Income

Operating Income

Replacement Investment

Improvement Investment

Expansion Investment

Working Capital

Contingency Funds

Debt Principal

Debt Interest

Income Tax/CSLL

Dividends

Free Flow

Figure 9 - Example of full sustainability of an electric energy distributor

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

342.            Therefore, the first step consists of ascertaining73 the cash gross operating generation of the activity, ascertained by Earnings Before Interests, Taxes, Depreciation and Amortization (LAJIDA)74, better known as EBITDA(Earnings Before Interests, Taxes, Depreciation and Amortization).

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343.                                    This calculation indicates the intrinsic operating performance or the operating profitability of the business, that is, how much cash the company is normally capable of generating using the existing related assets. Thus, deducting any financial gains or losses, the productivity and efficiency of the exploration of the activity is revealed.

344.

345.                                    The analysis of the EBITDA encompasses the quantitative and qualitative ascertainment of the distributor's operating income and expenses. In this aspect, it is important to take into consideration the reflection of the distributor's position on the electric energy production chain, and the consequent direct interface with the service users, in composing its tariff, and, consequently, its income.

346.                                    The distribution concessionaires' income, already deducting the taxes on the gross revenue, consists of two portions. The first one, called "Portion A", refers to the costs to acquire energy, using the transmission systems, and with the sector's burdens (costs little manageable by the company)75. In analyzing it, it is essential to consider the regulatory assets and liabilities.76

[Chart:]

Gross Operating Income

Taxes on the Gross Income

Net Operating Income

Non-manageable Costs (VPA)

Manageable Income Portion (VPB)

Figure 10 - Composition of a Distributor's Income

348.                 The second portion, called "Portion B", refers to the coverage of the costs related to the distribution activity, which the concessionaire is totally capable of directly managing. These expenses are related to the operation and maintenance of the distribution services, such as Personnel, Materials, Outsourced Services and Others (PMSO), which include the costs of depreciation and remuneration of the investments made by the company to perform the services.

73 It should be highlighted that the regulator's analyses are based on economic and financial information provided directly by the sector agents via the Standardized Monthly Balance Sheet (BMP), the Quarterly Information Report (RIT), and the Annual Rendering of Accounts (PAC), in compliance with the Electric Sector Accounting Guide (MCSE).

To learn more about the dialogue between the regulatory and corporate accounting statements, see OHARA. Eduardo Hiromi. Finanças do Setor Elétrico: Demonstrações Societárias vs.Regulatórias. 2014.Available at: http://www.aneel.gov.br/biblioteca/trabalhos/trabalhos/Monoqrafia_Pos_Graduacao_Eduardo_Ohara.pdf.

74 Also before the Equity Accounting Result and Non-operating Result.

75 The costs to acquire electric energy allow some management by the concessionaire. The tariff offers the distributor income related to the acquisition of energy to supply a percentage of commercial losses (non-technical). If the distributor is more efficient than the regulatory level, it will need to purchase a smaller amount of energy. As opposed to this, if the distributor is less efficient, it will bear this cost without tariff coverage. In the case of transmission costs, the neutrality of "Portion A" presupposes efficiency in the respective hiring.

76 The inclusion of Regulatory Assets and Liabilities is important to prevent distortions in the company's situation due to the imbalance between the tariff established for a year and the variable costs of Portion "A", especially in times of monetary instability or unfavorable hydrology.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

349.                                     With respect to the analysis of Portion A, that of Portion B usually requires further treatment regarding recurrence. Thus, so that the VPB may actually contribute to of a distributor's capacity to generate cash in the long term, it is necessary to adjust the non-recurring items, consisting of the reversal of the expenses related to:

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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 (i) Volunteer Dismissal Programs (PDV): as this expense is not recurrent and is seconded by the expectation of future benefits;

(ii) Provision to Reduce to the Recoverable Value: it is an expense that acknowledges the loss of value of assets. It has no cash effect, not even later on, basically consisting of less generation of future benefits;

(iv)  Provision for Doubtful Debtors, for Labor, Civil, Fiscal, Environmental, Regulatory, and Other Disputes, if the balance is positive: as a rule, the expenses with Provisions reduce the EBITDA as they are disbursements that the distributor will probably make in the future. A provision with a net credit balance causes the company's results to increase, but with no effective counterpart in cash generation, as it is a reduction in liability provisions;

(v)   Recovery of Expenses, than exceeding 1% of the Gross revenue deducted from the Income Taxes: the companies recurrently recover the marginal expenses on the made in previous years. The purpose of the adjustment is to limit high recoveries that are clearly not related to the operating routine and it would misrepresent the distributor's profitability; and

(vi)  Personnel Expenses - Post-employment Benefit - Private Pension - Actuarial Deficit or Surplus (61X5.X.05.04) and Personnel Expenses - Other Post-employment Benefits - Actuarial Deficit or Surplus (61X5.X.05.09): constitute the exception of a recognition of the expenses with the activity not related to the operating routine and, the counterpart in the Actuarial Liability (2X04.1/2) of which, is underlying in the minutes' Debt concept. Thus, so that there are no duplicate values, the minutes will disregard these two (2) expenses in calculating the Adjusted EBITDA.

350.                      Among the contributions to the Public Hearing of this Process, many of them focused on the adjustment of the provisions. The contributions were partially accepted through the refund of the expenses with actuarial deficit. For the not accepted portions, in addition to the reasons already exposed in this TN, there was a complement in item 1.13 of the Contributions Analysis Report - Governance and Financial Sustainability77

77 http://www.aneel.gov.br/aplicacoes/audiencia/arquivo/2015/038/resultado/contribuicoes_analise_2015_09_04_15h00.pdf

As for the provisions and reserves the Technical Note No. 175/2015-SCT-SFE-SFF-SRD-SEM/ANEEL (NT 175/2015) explained that the "expenses with Provisions, usually reduce the EBITDA as they are disbursements that the distributor will probably make in the future. The Provision with a net credit balance, in turn, increases the company's result, but with no effective counterpart in cash generation, as it is a reduction in liabilities provisions. In this context, the argument of contribution had already been addressed previously, and the Agency does not see any grounds to change the minutes of the contract in this aspect. Moreover, even if there were consent in view of the temporality of the cash balance for the provision expenses (including for other expenses with no immediate cash effect), it would not be reasonable or prudent to forget about the effective cash withdrawals occurred to pay liabilities provisioned in previous periods. For that, it would be necessary to implement a very detailed control of the cash flow of the operations that extrapolate the reasonability and the convenience of the Agency and the Regulated Agents. Thus, ANEEL is convinced that the best solution is that presented in the contract minutes. On the other hand, there is the option of excluding some of the provisions from the calculation of the EBITDA (except Provision for Doubtful Debtors and Reduction of Recoverable Value as they imply rectifying asset accounts), but if the liabilities provisions were coherently considered in the calculation of debts (they are probable cash disbursements not related with the operating routine). This is a plausible option, but which would generate more questioning and disagreement in relation to the choice made by ANEEL. Finally, among the expenses with no immediate cash effect, the Agency understands that the Personal Expense "Post-employment Benefit - Private Pension - Actuarial Deficit or Surplus (61X5.X.05.04) e the Personal Expense - Other Post-employment Benefits: Actuarial Deficit or Surplus (61X5.X.05.09) are exceptions in recognizing the activity expenses not related to the operating routine and the counterpart of which in the Actuarial Liabilities (2X04.112) is included in the minutes' Debt Concept. This, so that there are no duplicate values, the minutes will disregard these two (2) expenses in calculating the Adjusted EBITDA.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

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351.                      Based on the Value of Portion B or VPB, the EBITDA of a distributor78 is calculated deducting the expenses with cash effect PMSO, i.e., deducting the expenses that do not imply disbursement (depreciation and amortization).

[Chart]

Income Manageable Portion

PMSO Expenses

Profit before Interest and Income Tax (LAJIR)

(*) Depreciation and Amortization Expenses

LAJIDA

Figure 11 - Composition of the EBITDA of an Electric Energy Distributor

352.                                    The sustainability of the activity presupposes a positive adjusted EBITDA, i.e., recurrent expenses of the activity with a cash effect lower than its operating income. The contrary (Negative Cash Generation) would indicate a critical scenario as not sufficient resources would be generated not even to cover the cash effect operating expenses, let alone to make for the portion of the depreciated production assets and serve at least to cover debt interest.

353.                                    In this sense of EBITDA adjustments, there were contributions towards calculating a Potential EBITDA, which is based on an increase grounded by the product of the investments in quality by the Regulatory WACC. These contributions were not accepted, and the several arguments were presented in item 2.2 of the Contributions Analysis Report - Governance and Financial Sustainability Annex.79

78 It should be noted that the methodology to calculate the EBITDA used by ANEEL described in here makes the calculation upside down, differently from the method established by CVM, through Instruction n° 527, of October 4, 2012, about the voluntary disclosure of information of non-accounting information called LAJIDA and LAJIR, "upside down".

79 http://www.aneel.gov.br/aplicacoes/audiencia/arquivo/2015/038/ resultado/contribuicoes_analise_2015_09_04_15h00.pdf

According to the title of Clause Seven and Clause One of Annex III of the contract minutes, the inequation aims at the requirement of a minimum sustainability condition. It is minimum because there are a number of other relevant obligations that are not being required, for example: investment in the expansion, modernization, and replacement of goods originated in special obligations, of assets 100% depreciated and the BUSA. Amortization of the debt principal, additional working capital needs, constitution of funds (reserve account) to fulfill liabilities contingencies, taxes on profit and income. In this context, it is inferred that may of the commitments were not considered in this inequation. Therefore, the stabilization of a company's financial situation cannot be guaranteed in an adverse situation, but which the Agency sees as a pathway for the gradual improvement of the distributors in combination with the metrics of Subclause Two of Clause One of Annex  III, as determined by Decree n° 8.461/2015. Thus, the Regulatory Agency sees no room to further reduce the inequation, the counterpart of which would be the increase in the financial risk of the concessionaires. In addition, even if the contribution were accepted, there would be an operating problem to ascertain the investments eligible to the Remuneration Basis, including in regard to prudence and the index of utilization - annual reports and inspection of the Base would be necessary (and that the present methodology does not separate what is replacement, improvement or modernization with a direct effect on quality). Also, it makes no sense increasing the financial risk of the services rendered (in minimizing the real cash deficits) to the prejudice of an investment (even if considering only the incremental AIRS), which will still produce an uncertain result. Necessarily, in any business model, investment comes before obtaining results (if there are positive results), and it is not up to consumers and creditors (employees, sector agents, managed funds, monies, and financial institutions) the assumption of risks due to operating inefficiency and high financial leverage. Besides, the disbursement in investments put into service after the Periodical Tariff Revision (therefore, not directly considered in the tariff) is opposed by an increase in the EBITDA generated by the market growth in-between Revisions, as well as by the reduction in the financial compensation amounts to consumers (individual continuity indicators of DIC, FIC, DMIC and DICRI), if the distributor is successful in improving quality. This, even if they do not have any tariff for the new investments, the concessionaires are already indirectly benefited by the tariff model. Finally, if all the distributor's expectations come true (improvement in quality and financial situation), the company has the prerogative of increasing the payout of the proceeds to multiple levels of Net Profit, and even reduce capital with ANEEL's consent.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 95 of the Technical Note n° 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

[Chart:]

Financial Expenses

Investments

Operational Expenses

Operating Income       Commitments

Figure 12 - Distributor with Negative Cash Generation (Case 1)

354.            In order to maintain the provision of the distribution services at the same quality level, a portion of the wealth generated annually by the company (EBITDA) should be invested in the acquisition or introduction of improvements in equipment and installations. Apart from some rare exceptions, and for reduced periods, these investments in capital goods or capital expenses, also known as CAPEX (Capital Expenditures), should, at least, make up for the infrastructure portion annually consumed80

355.            The electric energy distribution activity is intensive in capital, and this is the reason that the replacement investments (or CapManEx - Capital Maintenance Expenditures) should be deducted from the recurrent cash gross operating generation81. The EBITDA formula minus Investments results, in a simplified manner, in the annual, operating and investment flow of the activity.

80 The premise here is that each real will be invested at least with the same efficiency (in terms of quality) as that spent upon the construction of the depreciated infrastructure.

81 It is important to emphasize that, although the minimum sustainability condition to invest in replacement with a minimum amount equivalent to the QRR, the distributor continues deciding how much, when, how and where to invest. Thus, the concessionaire with the best information on its distribution system continues in charge of managing the maximization of the service quality spending as little as possible.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 96 of the Technical Note n° 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

LAJIDA
Investimentos
Fluxo da Atividade
Figura 13 – Composição do Fluxo da Atividade

Figure 13 - Composition of the Activity Flow

[Chart:]

LAJIDA Investments Activity Flow
Operating Income Commitments

356. On the other hand, the scenario where the EBITDA is positive, but lower inferior than the Investments, is called "Negative Flow", representing that the cash generated and remaining after the payment of the company's operating expenses is not sufficient not even to make up for the portion of the depreciated production assets, let alone to serve to cover debt interest.

Despesas Financeiras
Investimentos
Despesa Operacional
Receita Operacional
Compromissos
Figura 14 – Distribuidora com Fluxo da Atividade Negativo (Caso 2)

[Chart:]

Financial Expenses

Investments

Operating Expenses

Operating Income       Commitments

Figure 14 - Distributor with Negative Activity Flow (Case 2)

357.     Next, this annual activity flow is analyzed to ascertain if it is compatible with the company's indebtedness; more precisely if the annual activity flow is sufficient to pay at least the cost of the company's debt (debt interest). If so, the company has minimum sustainability conditions, according to the following expression:

Operating Cash Generation - Replacement Investments - Debt Interest ≥ 0; where:

Operating Cash Generation: Profit before Interest, Taxes, Depreciation, and Amortization (LAJIDA) adjusted Provisions credit balances, Voluntary Dismissal Programs (PDV) and Recovery of Expenses that exceed 1% of the Net Operating Income.

Replacement investments: Regulatory depreciation expenses, ascertained based on the Regulatory Reintegration Quota (QRR) inflated by the IGP-M; and      .

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 97 of the Technical Note n° 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

Debt Interest: (Net Onerous Liabilities +/- Regulatory Assets and Liabilities) x (1.11 x SELIC)82

358.     This minimum sustainability condition is reflected in the following indicator, which allows comparing the distributors' capacity to honor their minimum commitments;

Net Debt	≤	1
[Adjusted EBITDA - Replacement investments]		1.11 x SELIC

359.            For regulatory purposes, the Net Debt corresponds to Loans, Financing, and Debentures added to the Sector and Tax Liabilities in Arrears and renegotiated, Actuarial Deficit, Mutual Fund Liabilities with related parties, Derivatives Payable, Regulatory Liabilities and Supply and Purchase of Electric Energy for Resale - Short-term Energy with no tariff coverage, deducted from the Financial Assets, composed by the sum of Cash and Cash Equivalent, Temporary Investments, Derivatives Receivable, Regulatory Assets, Credits Receivable from the CDE Funds and Post-employment Benefits of the Assets (actuarial surplus).

360.            The logics of including Supply and Purchase of Electric Energy for Resale - Short-term Energy with no tariff coverage is that, there will indirectly be a counterpart in Regulatory Assets or Credits Receivable from the CDE Funds. And, just as the two (2) latter ones are considered Financial Assets, they can only actually reduce the debt if the distributor has already paid the liability that originated them or if considering the liability payable, but only for the portion that generates financial asset (the portion not covered by the tariff). This is relevant adjustment when there is, for example, unfavorable hydrologic conditions that result in a high involuntary exposure. In this context, the distributors have to turn to the market spot under high prices, but with guaranteed transfer. The portion already considered in the supply tariff does not generate financial assets; therefore, it does not fit into the concept of debt. The portion not considered in the Tariff Adjustment index that generates financial assets, but not yet paid, should be considered in the Debt so that there is no reduction of Onerous Liabilities for something that the Agent has not disbursed yet.

Within the scope of the AP, there were contributions in relation to the calculation of the Debt that includes the liability of the actuarial deficit not admitted in a contract, with respect to using the Selic as a cost parameter and the 111% spread. In addition to the reasons already exposed in this TN, there were respective complements in items 1.1383, 2.284 and 1.1485 of the Contributions Analysis Report - Governance, Transparency and Sustainability86 not to accept the contributions.

361.

82 In September 2014, SAFF/ANEEL ascertained an average interest rate of 111% of the CDI for the distribution segment for the funding indexed to the CDI. Under this methodology, it was considered the Selic that recurrently is the CDI cost reference.

83 Actuarial Liabilities - Private Pension (2X04.1) and Actuarial liabilities - Other Post-employment Benefits (2X04.2) are the Concessionaire' estimated obligations or the obligations already established Debt Confession agreements. These are liabilities that imply the need for future disbursement, oh which fall, respectively, present value adjustment and monetary variation and interest, therefore, as if they were debt. In this context, it is not prudent to disregard this liability, even in relation to its estimated portion and onerous in essence, from the list of the concessionaires' financial obligations by the direct impact on the financial sustainability. This is so true that such estimated liability is considered in the evaluation of the equity value (share price), even on the part of potential buyers of the shareholding control, as it could not be disregarded in the calculations. Moreover, the nature of the actuarial deficit estimate is merely a temporal factor, considering the inevitability of future disbursement to comply with the pension obligations of the active and inactive employees.

84 With respect to the use of the cost of 111% of Selic, it expresses the distribution segment average cost for the funding needs, and it aims at considering the leverage capacity in view of the financial market conditions the. The regulatory cost of third parties' capital, in turn, considers several factors to determine a referenced tariff for up to five (5) years - interval between two (2) periodical tariff revisions. It is certain that the costs tend to be close, but the applicability is not exactly the same (financial risk vs. tariff determination). In addition, the same remuneration of 111% is extended, in a simplified manner, to all financial assets, including Caves. Therefore, in regulatory terms, when the Concessionaire is not favored by this calculation method, the effect is at least minimized. Finally, the contract minutes establishes a ceiling with spread for a Selic of 14.29% (2.66% more than the regulatory third party's capital cost), but it does not establish a base. Thus, the will not be required to contribute in times of macroeconomic instability, but they will be able to leverage themselves in unfavorable situations.

85 A large portion of the debt consists of bank debts. So, it makes no sense raising the financial risk by leverage increase without considering the spread.

86 http://www.aneel.gov.br/aplicacoes/audiencia/arquivo/2015/038/resultado/contribuicoes_analise_2015_09_04_15h00.pdf.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

Page 98 of the Technical Note n° 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

362.            Proceeding with respect to the interpretation of the formula, its result reflects how many times the principal of the company's debt (short- and long-term stock) is higher than the annual activity flow. The lower the result of the division, the lower is the relative difference between the annual activity flow and its debt, and, therefore, the higher is its capacity to honor its commitments.

363.            According to this reasoning, if the division foreseen by the indicator results in an index higher than 1 / (1.11 x SELIC), the company does not generate sufficient wealth to invest and honor the annual interest., i.e., the annual costs plus the debt charges are higher than the annual activity flow (EBITDA - Investments).

[Chart:]

Financial Expenses

Investments

Operating Expenses

Operating Income       Commitments

Figure 15 - Distributor with interest incompatible with the Activity Flow (Case 3)

364.            On the other hand, an indicator equal to or lower than this level suggests that the wealth annually generated by the company will be sufficient to at least invest and pay the debt annual interest.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 99 of the Technical Note n° 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

Chart:]

Financial Expenses

Investments

Operating Expenses

Operating Income       Commitments

Figure 17 - Distributor with Positive Net Cash and Flow (Case 5)

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

366.     This condition offers the least risk of not complying with the obligations, and, consequently, of discontinuity, although it may result in lower profitability87.

87 Indebtedness, in the capital optimum structure context, is one of the forms of obtaining corporate efficiency.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 100 of the Technical Note n° 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

Net Cash

Interest compatible with the flow

Sustainability

Interest incompatible with the flow

Negative Flow

Negative EBITDA

Figure 18 - Sustainability Levels

III - 3.2.3. Consequences of not complying with the economic-financial sustainability parameters

367. The obligation having been determined, it is equally necessary to determine the consequences of not complying with them. This is because the traditional inspection response - the imposition of administrative fines - does not necessarily represent the regulatory-contractual management solution for a company in economic and financial difficulty.

Ill -3.2.3.1. Controlling partners' support

368. If the distributor does not perform its activity efficiently enough to fulfill its minimum commitments, it may need external resources to honor them - third party's capital or the partners' own capital.

369. The first option, contracting new loans or financing, would result in increased leverage and, consequently, in a higher risk under the financers' eyes that will begin charging increasingly higher interest - known as "snowball effect".

370. Therefore, this unsustainability condition leads to the worsening and the progressive default with the obligations, which frequently results in reduced investments and of maintenance expenditure. The consequence of this is that it may take a few years to fully comply with the obligations.

371. Thus, it is necessary to create prudential regulations for the distribution segment, under which a distributor's entrance into an unsustainable path may be immediately interrupted through the support of the controlling partners to at least stabilize the situation until the concessionaire takes the necessary structure measures to recover balance.

372. The same reasoning supports the key tool used by creditors in project finance contracts of the Electric Sector: the partners' Capital Contribution Commitment (CAC)88, when necessary to meet the principal obligation, exemplified in the following clause extracted for the contract of the

88 Also known as ESA - Equity Support Agreement

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 101 of the Technical Note n° 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

National Economic and Social Development Bank (BNDES)89:

11.7 SHAREHOLDERS' SUPPORT

The SHAREHOLDERS, under the terms of the SHAREHOLDERS' SUPPORT CONTRACT, undertake to contribute, by paying up the cash capital and proportionally to their shareholding interest in the BENEFICIARY, the resources necessary to cover any possible insufficiencies or additions to the global budget of the PROJECT; or, also, to supply insufficiency of resources to the complete the Transfer reserve account and the FCO RESERVE ACCOUNT. (Bold emphasis added)

373. By the way, the Capital Contribution Commitment has been widely used in the Brazilian corporate environment to enable the development of projects in several sectors, such as the construction of highways90 and even the construction of stadiums for the 2014 Fifa World Cup.

374. In this sense, the proposition is that one the conditions for extension is that the controllers undertake, upon signing a contract, to inject capital in the concessionaire at each year when the minimum economic and financial sustainability parameters defined by ANEEL are breached, at the amount necessary to reach the minimum sustainability condition in that fiscal year:

CLAUSE seven - ECONOMIC AND FINANCIAL SUSTAINABILITY

[...]

Subclause One - The DISTRIBUTOR's default in meeting the minimum economic and financial sustainability parameters established in this contract amendment will imply, without prejudice to the other inspection actions:

[...]

Ill - that the CONTROLLING SHAREHOLDER(S) shall make capital contributions, in an amount sufficient to comply with the minimum sustainability condition, as detailed in Clause Thirteen.

Clause Thirteen - commitments OF THE CONTROLLING SHAREHOLDER(S)

[...]

Subclause Four  - The CONTROLLING SHAREHOLDER(S) undertake to, jointly, irretractably and irrevocably, annually make contribution to the concessionaire, within 180 days from the end of each fiscal year, as corporate capital contribution, in cash or Cash Equivalent, or by converting loan liabilities into corporate capital, the totality of any insufficiency that may occur to achieve the minimum economic and financial sustainability parameter set forth in Clause Seven, and the realization of said contribution shall not constitute default with respect to the mentioned metrics.

.

89 The bank website (http://www.bndes. gov.br/SiteBNDES/bndes.bndes_pt/institucional/Apoio_Financeiro/Produtos/Project_Finance) offers further details on the guarantees used in project-related financing. Last accessed on: 05/17/2015.

90 Capital increase will be used as credit guarantee in highway auctions". Valor Econômico, 07/29/2013. Available at: http://www.seinfra.ba.gov.br/exibe_noticia_banco.asp?id_noticia=9406. Last accessed on 0517//2015.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 102 of the Technical Note n° 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

375. Just as in the project-related financing, beginning with new the concession contracts, this mechanism will play a key role in the regulatory environment. Its application will contribute to the concessionaires' economic and financial situation and their preservation, throughout the following thirty years, privileging the provision of adequate services and non-default in the sector.

376. It is important to highlight that this command only further details the level of commitment the Regulator expects from the controller, as that the latter is already the signatory of the contracts in force as the intervening-consenting party, and is responsible for the obligations assumed by the concessionaire.

377. Thus, this further contractual detailing in relation to the controller is especially important as ANEEL identified, along the past few years, the existence of economic groups with a robust situation that did not offer the necessary support to their distributors.

378. For this reason, the minutes of the new concession contract also foresees the consequence for any possible non-compliance with the commitments assumed by the controller:

CLAUSE THIRTEEN - commitments OF THE CONTROLLING SHAREHOLDER

Subclause Six - The non-compliance with the obligations foreseen for the CONTROLLING SHAREHOLDER(S) in this CONTRACT may limit their participation and the participation of their corporate group(s) in new undertakings in the Electric Sector - as CONTROLLING SHAREHOLDER(S) - pursuant to the terms of ANEEL's regulation and other norms of the sector.

379. After all, if a controller's economic-financial situation does not make it possible for them to honor their commitments assumed in a concession contract, it would not make it possible for them to take on a sustainable commitment with new projects from economic-financial point of view, and this would put the quality of the expansion, the guarantee of supply, and the quality of the service already rendered and to be rendered at risk.

Ill - 3.2.3.2. Restriction to the distribution of resources of a distributor in difficulty to its partners

380. As the Regulator requires that the controller offer effective and timely support to the distributor in difficulty, by making annual capital contributions sufficient at least to prevent the situation from getting worse, it is natural that the distribution to partners of the profits of a concessionaire in this situation should be temporarily restricted.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 103 of the Technical Note n° 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

381. This observation is relevant, since ANEEL identified, along the past few years, cases of distributors with insufficient operational and economic-financial parameters that maintained an aggressive profit distribution policy.

382. So much so that, back in 2013, ANEEL conditioned the approval of recovery plans of the eight distributors acquired by the Energisa group to temporarily restrict profit distribution. Through the Authorization Resolution n° 4.463/2013, ANEEL determined that Celtins and Cemat should request previous consent if they intended to distribute dividends above the legal minimum legal (art. 3). For Enersul, CNEE, Bragantina, EDEVP, Caiuá-D, and CFLO, in turn, the distribution of dividends above the minimum legal was conditioned to the relation between the Net Debt and the Profit Before Interest, Taxes, Depreciation and Amortization - LAJIDA, equal to or lower than three point five (3.5) times (sole paragraph of the same article).

383. Another example still related to the Electric Sector itself, is the systematic utilization of the same lock by creditors of project finance contracts, pursuant to a clause extensively used by BNDES:

"do not distribute, without previous authorization by the BNDES, dividends above the obligatory minimum, or pay any interest on own capital."

384. The same strategy was adopted in the national banking regulation - the Central Bank was recently "grantee power not to allow the distribution of dividends by banks that do not adapt to the new minimum capital rules.91

385. In the same sense, looking back at the best international practices, in the United Kingdom, since 2004, the Energy and Gas Regulatory Agency (OFGEM) instituted the same regulatory consequence, named "cash locking "92, blocking any type of distribution to the partners in the case of the slightest signal of loss of investment grade.

91 "BC may block bank dividend", Valor Econômico, March 04, 2013. available at: http://www.value.ccom.br/financas/3029760/bc-pode-barrar-dividendo-de-banco

92 'OFGEM Standard Conditions of the Electricity Distribution License 1 April 2015", available at: http://epr.ofgem.gov.uk/Content/Documents/Electricity%20Distribution%20Consolidated%20Standard%20Licence%20Condition_%20-%20Current%20Version.pdf. Last accessed on May 18, 2015

Part C: Circumstances that trigger the provisions of Part D

41.6 The following paragraphs of this Part C set out each of the circumstances, in which the licensee must not, except with the Authority's consent. enter into or complete any transaction of the type described or referred to in Part B except in accordance with the provisions of Part D below [...] 41.9 The circumstance described by this paragraph is that the licensee holds an issuer credit rating that is BBB- by Standard & Poors Ratings Group or Fitch Ratings Ltd. or is Baa3 By Moody'S Investors Service Inc, or BBB (low) by DBRS Ratings Ltd or any of its affiliates, or is such higher issuer credit rating the may be specified by any of those credit rating agencies from time to time the lowest investment grade issuer credit rating, or is an equivalent rating from another agency that has been notified to the licensee by the Authority the of comparable standing for the purposes of standard condition 40 (Credit rating of the licensee), and:

the rating in question is under review for possible downgrade; or

the licensee is on Credit Watch or Rating Watch with the negative designation: or.

where neither sub-paragraph (a) or (b) applies:

the Licensee's rating outlook, as specified by any credit rating agency referred to in this paragraph 41.9 which at the relevant time has assigned the lower or lowest Investment Grade Issuer Credit Rating held by the licensee has been changed from stable or positive to negative. […]

Part D: Restricted Category 3

41.12 Where any of the circumstances described or referred to under Part C applies, the licensee may not, without the consent of the Authority following the licensee's disclosure of all material facts, transfer, lease, license, or lend any sum or sums, asset, right or benefit to any Associate of the licensee except by way of any of the following transactions:

(a) the payment properly due for any goods, services or assets in relation to commitments entered into before the date on which the relevant circumstance under Part C arose, and which ate provided on an arm's length basis and on normal commercial terms; or(b) the transfer, lease, license. or loan of any sum or sums, asset, right or benefit on an arm's length basis, on normal commercial terms, and where the value of the consideration due in respect of the transaction in question is payable wholly in cash and is paid in full when the transaction is entered into; or

(C) the repayment of, or payment of interest on, the loan that is not prohibited by paragraph 41.2 and which was contracted before the date on which the relevant circumstance under Part C arose, provided that such payment is not made earlier than the original due date for payment in accordance with its terms, or

(d) payments for group Corporation tax relief calculated on the basis not exceeding the value of the benefit received, so long the payments are not made before the date on which the amounts of tax thereby relieved would otherwise have been due.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 104 of the Technical Note n° 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

386. According to OFGEM, these protections "are designed to protect consumers, but, in a large part, they also offer important protection to the creditors and bondholders against the risk of imprudent decisions regarding financing or distribution [of resources]. They are central to our primary objective of protecting the interests of the current and future consumers and we will not hesitate to enforce them if necessary93

387. In the same line, in 2006, OFWAT (Water Services Regulatory Agency), followed the steps of OFGEM and incorporated the same tool to its regulatory framework94:

"Ofwat recently announced that it is planning to amend the companies' licenses to include a "cash lock" to prevent the regulated companies from paying dividends or making other external payments if the company rate is downgraded to close to or lower than the level of investment (Utility Week, September 15, 2006). According to Ofwat, the objective is guarantee that the additional leverage risk is supported by the investors, not by consumers, Ofwat confirmed that and claimed that: "The "cash locking principle" is to maintain the agent's liquidity, i.e., access to capital (aiming at developing its capital investment program) when its level of investment is threatened. His is achieved by restricting cash payments such as the agent's and the other companies of the group's dividends. [...]A similar mechanism already exists in energy licenses and we are developing our mechanism based on it (E-mail dated October 2006)."

388. Thus, for the leverage incremental risk not to be improperly transferred from the concessionaires to Brazilians consumers anymore, we propose that the companies out of the regulatory level have their freedom to distribute proceeds restricted, as follows:

CLAUSE SEVEN - ECONOMIC AND FINANCIAL SUSTAINABILITY

[...]

Subclause First - A DISTRIBUTOR's non-compliance with the minimum economic and financial sustainability parameters defined in this contract amendment will imply, without prejudice to the other inspection actions:

I - the limitation of distribution of dividends or payment of interests on own capital which value, separately or jointly, exceeds 25% of the net profit minus or plus amounts destined to the level reserve (art. 193 of Law n° 6.404, of 1976) and the contingency reserve (art. 195 of Law n° 6.404, of 1976) and reversion of the same reserve formed in previous fiscal years, until the regulatory parameters are restored and can be observed in the regulatory accounting statements of the subsequent calendar year delivered to ANEEL;

II-acceptance of a contract restrictive regime contracts with related parties; and [...]

93 Free translation of the OFGEM's document "RIIO-ED1: Draft determinations for the slowtrack electricity distribution companies - Financial issues", of July 30, 2014, p. 10: 2.28. The protections, our ring fencing license conditions, are designed to protect consumers, but they do this in large part by providing important protection to lenders and bondholders against the risk of imprudent financing or distribution decisions. They are central to our primary objective to protect the interests of current and future consumers and we will not hesitate to enforce them if necessary". Available at: http://www.ofgem.gov.uk/ofgem-Publicatíons/89072/riio- ed1draftdeterminationfinancialissues.pdf. Last accessed on: 15/05/2015.

94 "A Guide to Understanding Water Company Accounts - Produced for the Consumer Council for Water", p. 11. Available at:

http://www2.Ie ac.uk/departrnents/law/research/cces/documents/Guide_to_Underslanding_Water_Company_Accounts_Oct06.pdf in free translation. Last accessed on May 1, 2015.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 105 of the Technical Note n° 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

389. In order to ensure the efficacy of the mechanism, the concessionaires shall incorporate them to their articles of association, making sure to also comply with the corporate legislation and that it be complied with by the Administrators, as follows:

CLAUSE SEVEN - ECONOMIC AND FINANCIAL SUSTAINABILITY

[…]

Subclause Two - The DISTRIBUTOR shall maintain in its articles of association, throughout the concession, the mechanism provided for in subparagraph I of Subclause One and in Subclause Eight of Clause Two.

390. Said mechanism guarantees self-applicability of this new regulatory tool, aligning the action of the controlling partners and Administrators with ANEEL's regulation. Thus, there will be a fast, "real-time" response to the non-compliance with the minimum conditions by the concessionaire, actually preventing the situation from becoming worse.43

391. Finally, the restriction to new contracts among related parties is important to ensure that the resources are actually retained at the concessionaire.

392. In conclusion, it should be emphasized that the important repercussions presented in this chapter - requirement of capital contribution by the controllers and the consequent restriction to the distribution of resources of the concessionaire to the partners - may be easily avoided by the concessionaire, which will just have to observe the minimum economic and financial sustainability requirements. Even for companies without this history, these requirements disappear as soon as their self-sustainability condition is restored.

393. Therefore, this is about creating more effective regulatory tools to guarantee the provision of the adequate services to consumers to be used in situations when service provision is at a risk. In this sense, although they are effective instruments, they should ideally function as an incentive that will cause distributors to decide to maintain adequate economic-financial parameters instead of having to do it due external, more restrictive requirements in relation to their management.

43 Differently from the traditional sanctioning mechanisms, such as fine, which are frequently submitted to administrative and judicial disputes typical of processes of this kind; thus the effective response to regulatory violation may take years to be realized.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 106 of the Technical Note n° 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

III - 3.2.4. METRICS OF EXTENSION SUBJECT TO SUSTAINABILITY

394. The efficiency in relation to the economic-financial management, measured by indicators that ascertain the concessionaire's capacity to honor its commitments sustainably, is the second of the five criteria evaluated by the Granting Power to extend concessions, pursuant to the Decree that guides the process (art. 1, paragraph 4).

395. According to the same article, this criterion may be achieved by the concessionaire in up to five years from the calendar year following the execution of the contract amendment.

396. In relation to this deadline, the Decree defines that there will be "annual goals defined by a continuing improvement trajectory, established based on the highest value among the limits to be determined by the National Electric Energy Agency - ANEEL and the indicators ascertained for each concessionaire in the calendar year prior to the execution of the concession contract or amendment".

397. In this sense, in order to establish the annual goals pursuant to the terms of the Decree, ANEEL assessed the methodology exposed in item III - 3.2.1.2 of this Technical Note for the period ended in September 2014, as follows44:

Table 2 - Economic-financial situation of the distributors with contracts expiring until 2017

R$ Milhões – R$ Million

Dívida Líquida – Net Debt

EBITDA Ajustado – Adjusted EBITDA

Investimentos de Reposição (QRR) – Replacement Investments (QRR)

Dívida Líquida / (EBITDA – QRR) – Net Debt / (EBITDA – QRR)

EBITDA – QRR – Juros – EBITDA – QRR – Interest

n/a (Caixa líquido) – n/a (Net Cash)

EBITDA Neg. – Neg. EBITDA

44 For the purpose of obtaining an analysis of the sensitivity of the situation of companies before the requirements of contract amendments, LAJIDA (EBITDA) was ascertained based on the methodology exposed in the minutes of the contract amendment (adjustment of the expenses of Voluntary Dismissal Program - PDV, Provisions and Recovery), but also by the average of twelve (12) months between Oct 2011-Sep/2012, Oct/2012-Sep/2013 e Oct/2013-Sep/2014 expecting to obtain recurrent values. For the first period, the adjusted LAJIDA was inflated by the IGP-M between Oct/2012 and Sep/2014 and, for the second period, between Oct/2013 and Sep/2011 For companies Boa Vista and Cemig-D, because of the high variability, only the cycles of 2012/2013 and 2013/2014 were considered. Finally, there are no data available in relation to distributors CEA and CERR and the companies' actuarial surplus (available only as of January 2015). To calculate the interest, Selic was considered at 12.75% per year, with spread of 111% the result is a cost of 14.15% per year.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 107 of the Technical Note n° 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

R$ Milhões – R$ Million

Dívida Líquida – Net Debt

EBITDA Ajustado – Adjusted EBITDA

Investimentos de Reposição (QRR) – Replacement Investments (QRR)

Dívida Líquida / (EBITDA – QRR) – Net Debt / (EBITDA – QRR)

EBITDA – QRR – Juros – EBITDA – QRR – Interest

n/a (Caixa líquido) – n/a (Net Cash)

EBITDA Neg. – Neg. EBITDA

398. Based on this diagnosis of the distribution segment, ANEEL defined the following trajectory to achieve the minimum economic and financial sustainability condition in five years:

EBITDA - QQR ≥ 0	Net Debt	≤	1
	EBITDA - QQR		111% Selic

EBITDA - QQR ≥ 0	Net Debt	≤	1
	EBITDA - QQR		80% Selic

Figure 19 - Self-sustainability Trajectory Until 2020

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

399. In the first year, 2016, the condition minimum may be ensured through capital contribution, with no additional requirements. From the second year, 2017, onwards, cash generation of should be positive. From the third year, 2018, onwards, cash generation should be, in addition to positive, sufficient to make the replacement investments. From the fourth year, 2019, onwards, cash generation should be positive, sufficient to make replacement investments and to cover the portion of the debt cost. Finally, from the fifth year, 2020, onwards, the company's cash generation should be compatible with the replacement investments and the debt cost, reaching the minimum economic-financial sustainability condition.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 108 of the Technical Note n° 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

400. It is important to mention that, also according to the Decree, non-compliance with any annual limit of the continuing improvement trajectory for two consecutive years or at the end of the five-year period will result in the extinction of the concession, pursuant to the terms of article 4.

401. This without prejudice of the ordinary consequences set forth in the concession contract, addressed in a previous item - requirement of annual capital contributions by the controlling partners and restrictions to the distribution of the concessionaire's resources to the partners.

402. Due to the seriousness of these new consequences agreed upon, the reliability of the accounting information becomes even more relevant. Thus, the contract also requires that the annual regulatory accounting statements shall be: (i) signed by the CEO, Financial Executive Officer, and the accountant in charge; and (ii) they shall be accompanied by the Audit Committee's opinion, which committee shall consist of two thirds of members with proven finance or accounting experience.

403. In relation to the compulsory obligation proposed in the AP of the audit report to for the Standard Monthly Balance Sheet (BMP) and for the Quarterly Information Report, ANEEL's management understands  that the inspection by the Agency, combined with the new governance parameters (responsibility of the distributors' managers), is sufficient to fulfill this need for timely, reliable data. In this context, the contributions regarding the fact that independent audit shall not be required were accepted, which prevented additional cost, although there was a scope limitation to minimize it.

404. In conclusion, the purpose of the goals defined for the next five years is to lead the extended concessionaires through an economic and financial self-sustainability path and, therefore, the capacity of disbursing the necessary resources to advance in the service delivered to society.

Ill - 4 - GENERAL ASPECTS OF THE CONTRACT

405. In relation to the general aspects of the contract, there were several contributions to the amendment to the concession contract at the Public Hearing n° 38/2015. The Contributions Analysis Report, attached to this Technical Note, presents the answer and the justification for each of the contributions sent. In this specific chapter, we will see some that were accepted by ANEEL.

406. As for the caput of clause four, which deals with the distributors' prerogatives in its subparagraph, it was necessary to include the phrase "as well as other equipment and installations linked to the public services provider of electric energy distribution", since this clause establishes as a distributor's prerogative the construction of lines and grids, but there naturally are other types of installation and equipment necessary to provide the electric energy distribution service. Thus, the adjustment in the text reaches all types of equipment and installations connected with the provision of the service.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 109 of the Technical Note n° 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

407. Clause one that addresses the subject-matter of the contract, in its sole paragraph, term "regrouped" was removed, as this definition does not apply anymore, since the analyzed amendment deals with cities that are already part of the previous contract and were already previously regrouped.

408. Clause sixteen, which deals with provisions of the contract, in its sole paragraph, it was requested to change the original version, which is: "...extension conditions established in Law n° 12.783/2013, in Decree n° 7.805/2012, and in Decree n° 8.461, of June 02," to "...extension conditions established in this legal instrument". The request was partially accepted aiming at making the Distributor's responsibility clearer through the signature of the Amendment, thus making the clause more complete. Thus the new wording is:

Sole Subclause - upon signing this AMENDMENT, the Distributor accepts the extension conditions established in this legal instrument, as well as the provisions of Law n° 12.783/2013, of the Decree n° 7.805/2012, and of the Decree n° 8.461, of June 2, 2015.

409. The other contributions relative to the general aspects of the contract were more deeply analyzed in the Contributions Analysis Report - RAC, attached to this Technical Note.

IV-LEGAL GROUNDS

410.       Decree n° 8.461, of June 2, 2015, Decree n° 2.335, of October 6, 1997 and Law n° 12.783, of January 11, 2013.

V-conclusion

411.       In view of the above, the conclusion is that the Public Hearing n° 38 was extremely important for the development and improvement of the Amendment to the electric energy distribution concession contract in relation to the extension of the concessions. This Technical Note, jointly with the Contributions Analysis Report - RAC sought to highlight and analyze all suggestions given within the scope of the hearing process.

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

(Page 110 of the Technical Note n° 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

VI-RECOMMENDATION

412.       It is recommended that ANEEL's Executive Officers analyze this Technical Note in regard to the improvements to the new concession contract for the Provision of Electric Energy Distribution Public Services.

DAVI VIDAL RÔLA ALMEIDA	EDUARDO HIROMI OHARA
Regulation Expert - SRD	Regulation Expert - SFF

FABIANO DE SOUZA	FAUSTO FERNANDO DEODATO
Regulation Expert - SFF	Regulation Expert - SFF

HÁLISSON RODRIGUES FERREIRA COSTA	HERMANO DUMONT VERONESE
Regulation Expert - SRM	Regulation Expert - SRM

HUGO LAMIN	LEONARDO MENDONÇA OLIVEIRA DE QUEIROZ
Regulation Expert - SRD	Regulation Expert - SRD

MARCELO MACIEL TRIANO	PAULO FELIX GABARDO
Administrative Analyst - SCT	Regulation Expert - SRM

Agreed:

ivo sechi nazareno	josé moisés machado da silva
Superintendent of Transmission and Distribution	Superintendent of Inspection of Electricity Services Concessions, Permissions and Authorizations

ANTONIO ARAÚJO DA SILVA	by CARLOS ALBERTO CALIXTO MATTAR
Superintendent of Economic and Financial Inspection	Superintendent of Distribution Services Regulation

JULIO CÉSAR REZENDE FERRAZ

Superintendence of Economic Regulation and

Market Studies

*This Technical Note is a document issued by the Organizational Units and is intended to support decisions of the Agency.

Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL

On 8 June 2015.

Process: 48500.005766/2012-18

                                                                                                          Subject: Minutes for new Dealer Energy Distribution Public Service Rendering Agreements, as prescribed by Decree nº 8.461/2015 and Law n. 12.783, from 11 January 2013.

I – THE OBJECTIVE

1. To establish the procedures for opening a public hearing aiming at collecting subsidies and additional information for the improvement of the model of amendment to dealer agreement for the extension of energy distribution concessions based on Decree n. 8.461, 2 June 2015.

II – THE FACTS

2.            The Provisional Measure n. 579/2012 from 11 September 2012, dealt with the extension of energy distribution concessions. The Law brought the writing in its art. 7:

“From 12 September 2012, the energy distribution concessions covered by the art. 22 da Law n.º 9.074, from 1995, can be extended, at the discretion of the government, only once, for up to 30 (thirty) years, so as to ensure the continuity,  effectiveness of service rendering, affordability and meeting operational and economic rationale criteria”.

3.            Decree n. 7.805/2012 regulating Provisional Measure n. 579/2012 from 11 September 2012, among other provisions, defined that:

i.      Art. 2: The request for extension should be directed to ANEEL together with the evidentiary fiscal, labor and sectorial documents, and documents of legal, economic-financial and technical qualification.

ii.     Art. 2 §1: In cases where the remaining term for the concession is equal or less than sixty months, the request for extension should be presented until 15 October 2012.

* The Technical Note is a document issued by the Organizational Units and it aims at subsidizing the decisions of the Agency.

(Page. 2 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

iii.    Art. 2 §2: The dealers that presented the request as prescribed by the law previous to MP n 579/2012 being in force and that are interested in the extension should ratify it until the deadline predicted in § 1º, manifesting complete agreement with the conditions established by MP n. 579/2012 and Decree n. 7.805/2012.

iv.   Art. 2º §3º: The requests for extension and the ratifications dealt with in this article will be sent by ANEEL to the Ministry of Mines and Energy, instructed with expression about the intended extension.

v.    Art. 2º §5º: After the government decision for the extension, the dealer should sign the dealer agreement or amendment in thirty days, counting from their announcement.

4.            Therefore, the distributors indicated the acceptance for extension of concessions and sent the documents listed by the Decree, resulting on the establishment of the respective process by the Agency. There are 42 distribution dealer agreements subject to extension, and 36 are due on 7/7/2015, 5 in 2016 and 1 in 2017, according to Appendix 1.

5.            Parallel to the establishment of processes by ANEEL, the Provisional Measure n 579/2012 was converted into Law n. 12.783, from 11 January 2013, which triggered a series of acts from those interested in such concessions.

6.            The Brazilian Association of Energy Distributors – ABRADEE, in a document dated 16 October 2013, showed considerations regarding the conditions for extension of energy distribution concessions.

7.            The Ministry of Mines and Energy sent to ANEEL the Letters n. 250/2013-SE-MME and n. 134/2014-SE-MME dated from 10 December 2013 and 8 July  2014, requesting the formalization of understanding by the Agency regarding the proposals for extension of concessions presented by the MME in a meeting conducted on 26 September 2013.

8.                   On 14 January 2014, ANEEL sent a Circular Letter n.01/2014-DR/ANEEL to CEOs and Directors of distributors whose dealer agreements would be due between the years 2015 and 2017, informing that the Art 7 of Law n. 12.783 from 2013 established the way in which the extension of concessions should occur, at the discretion of the Government, only once, for up to 30 years. The Circular Letter makes it clear that in its regulatory competence, the Agency is evaluating the requests for extension of distribution concessions, however, the final decision about the approval or rejection of the requests belongs to the Government.

9.            In Letter n. 89/2014-DR/ANEEL, from 30 May 2014, ANEEL communicated the Ministry of Mines and Energy that they informed all the distribution dealers, which went through the extension process that the Agency will evaluate the requests for extension of distribution concessions, but it is the Government who gives the final decision about the approval or rejection of such requests. They also informed that after the Government issues the regulation, ANEEL will be able to declare something to establish recommendations about the process.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 3 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

10.         According to Letter n. 166/2014-DR/ANEEL, from 02 October 2014, ANEEL sent to the Ministry of Mines and Energy a document containing two Appendixes. The first Appendix outlined the advantages and disvantages of a number of scenarios regarding the extension of concessions; and the second Appendix dealt with the presentation conducted by ANEEL with the evaluation of distributors about the criteria for extension mentioned in art. 7 of Law 12.783, from 2013.

III – THE ANALYSIS

11. Decree n 8.461, 2 June 2015, regulated the extension of energy distribution concessions that deals with art. 7° of Law n. 12.783, from 11 January 2013 for thirty years. The extension will happen with the objective of attending the criteria established by the Government with the intention of improving the service rendering to users.

III – 1 – DESCRIPTION OF THE DECREE

12.         According to the guidelines in the Decree, the criteria to be reached are: effectiveness regarding the quality of rendered service, effectiveness regarding the economic-financial management, operational and economic rationale and affordability.

13.         The criteria mentioned in the previous paragraph should be reached through de continuous improvement metrics established by the Government, to be detailed by the Dealer Agreements that will be signed by the distributors. Having maximum a 5 (five) year horizon for the fulfilment, counting from the subsequent civil year after the date of celebration of the agreement, those conditions will have to be accepted by the distributors for the extension of the mentioned contract to occur.

14.         ANEEL is responsible for investigating and advertising the fulfilment of targets established in the Dealer agreement. It is worth highlighting that the breach of any annual limit of continuous improvement record of accomplishment established may result in cash contribution duties by the controlling partners.

15.         In case of breach in any of the anual targets established in the criteria of concession extension, for two consecutive years or any of the targets at the end of the period of five years, a process of revocation of concession will start. However, the dealer may present a plan for transference of corporate control as an alternative way for this revocation.

16.         This plan of transference of corporate control shall demonstrate the feasibility of shift in control and the benefit of this solution for the appropriateness of the service to be rendered. Only then, ANEEL may evaluate such transference and, consequently, suspend the ongoing revocation procedings.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 4 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

17.         The transference of corporate control dealt with in the previous paragraph should be concluded in 12 months, extendable for an equal period in case the argument is supported, and it will cause the filing of the concession revocation procedings. If the default by the dealer is checked regarding the transference of control plan or if it is not approved by ANEEL, the revocation procedings will be restored.

18.         The energy distribution concessions not extended or that have been subject to revocation will be bid as prescribed by Law n. 12.783/2013. Such bid will be without previous asset reversion, and the previous dealer pays the damages. Due to the value of reversible property investments that have not yet been depreciated, the damages will be calculated by ANEEL based on the New Replacement Value – VNR, and the accumulated depreciation from the start up date.

19.         No differentiated treatment is given due to the required conditions for the extension of concessions, i.e., the distributors will have to fulfil all the regulation normally established by ANEEL even during the period when they are going through the stage of attending the extension criteria.

20.         It is ANEEL’s responsibility to discuss in a public hearing the model of Dealer agreement that will contemplate the conditions of extension of concessions, which will define in detail the metrics for each one of the conditions listed on Decree n no 8.461, 2 June  2015.

III – 2 – AGREEMENT

21.         The amendment model for the extension of energy distribution concessions was written bearing in mind the premiss of conditioned provisions of extension established in the Decree, as written in Appendix II. Moreover, improvements are proposed in the writing and the adjustments of alocation of devices to update and make the understanding of the document easier.

22.         The new agrément also predicts the inclusion of Clauses that give new tools to the regulator to ensure the appropriate distribution service rendering. They are Clause Seven, which deals with Economic and Financial Sustainability, predicting the dealer’s duty to preserve minimum  sustainability conditions in the management of their costs, expenses and endebteness during all the concession; Clause Eight, which deals with the Corporate Governance and Transparence; Clause Thirteen, that deals with Commitments of the Controlling Shareholder as the duty of capital contributions if necessary to preserve the economic-financial sustainability of the concession; and Clause Eighteen, which deals with the conditioned extension conditions.

III – 2.1 – THE QUALITY

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 5 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

23.         Several indexes may be used to evaluate the effectiveness in the distribution service rendering. When analizing the relevance, simplicity and consistence of information, the Government opted for evaluating the distributors by the continuity of service, which is characterized by the frequency and duration of stoppages. Therefore, the Decree determined that for five years of distributors’ evaluation period, they should reach the continuity limits defined by ANEEL, through a continuous improvement record of accomplishment.

24.         Besides the conditions to be attended in the five-year evaluation period, some changes are being proposed in the general clauses of the agreement regarding the service rendering conditions, the expansion and control.

III – 2.2 – IMPROVEMENT OF SERVICE RENDERING CONDITIONS

25.         In the Clause of service rendering conditions (Clause two), the main improvements occurred in subclauses eight, nine and ten of the agreement minutes proposed.

26.         SubClause eight determines that the breach in quality standards established by ANEEL in any frequent and/or accentuated way may, based on a future regulation to be approved by the Agency, resulting on the impossibility of payment of dividends or interests on equity capital, until the appropriate service rendering conditions are reestablished.  ANEEL’s objective is to protect the consumers from a decline in rendered service intensified by the retrieval of resources from the company by the partners.

27.         It is importante to make it clear that it is not the case of restricting the payment of dividends and interests on equity capital for any violation occurred. The regulation will predict such restriction only in extreme cases, when the distribuitor violates the limits established by a high margin, or violates those limits consecutively, thus distorting eventual violations. Therefore, when such a high decline occurs, the distributor will have to keep the  resources that would be distributed to partners in the company’s accounts, which will open the possibility of applying those resources for the improvement of rendered quality. Further detail about the motivation for the use of this disposition is found in Section III – 2.3.2.3.2. (Restriction to distribution of resources from the distributor facing difficulties to their partners) of this Technical Note.

28.         About subclause nine, it deals with the duty of the distributor to perform and keep, updated, the maintenance plan of the distribution faciliites, which should contain the periodicities and maintenance activities of equipment in their electric system. Such duty will be very importante for the follow-up of the correct application of maintenance resources by the control area of ANEEL.

29.         Whereas subclause ten determines that, the distributor should fulfil the targets of universalization of the distribution service established by ANEEL. Such duty, which already exists in regulation, is reafirmed by agreement because it is extremely relevant for consumers still not universalized.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 6 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

30.         For the Clause of expansion of the electric system (Clause five), the most relevant change refers to the inclusion of subclause four, which forces the distributor to subsidize and take part in the planning of the electric sector and the performing of expansion plans and studies of the National Electric System. Moreover, the subclause determines that the distributor should implement the undertakings under their responsibility and fulfil the technical and administrative determinations consequent to the plans. Such duty is not new it already exists in many contracts in force, but given its importance, it should be standardized and highlighted in the agreement.

31.         In the Clause of service control (Clause nine), the main change refers to subclause three, which determines that the distributors should provide to ANEEL, whenever requested, remote access to all the systems used in the distribution service rendering, which will make control actions of the Agency easier.

32.         Finally, the Clause regarding revocation of concession was created (Clause twelve) subclause Thirteen, which establishes that ANEEL will edit a regulation dealing with the  regimen to be observed by distributors in the last five years of concession, which will be predict the requirement for minimum annual investments, penalties surcharge, broad  access to administrative, commercial and operational information, among other necessary rules to ensure the continuity of distribution service rendering. Such regulation seeks to avoid the distributor lack of investing and operating in an appropriate way the distribution system due to the nearing of concession term end.

III – 2.3 – METRICS OF QUALITY CONDITIONED EXTENSION

33.         Decree n. 8.461/2015, provides, in its Art. 1, that the effectiveness regarding the rendered service quality is one of the criteria to be attended for the extension of distribution concessions. The § 2º of Art. 1º determines that this criterion of effectiveness should be evaluated through indexes that they consider average frequency and duration of stoppages of the energy distribution public service.

34.         Moreover, Decree n. 8.461/2015 establishes, in § 4º of Art. 1º, that metting the criterion of effectiveness regarding quality of rendered service will be reached in up to five years, counting form the civil year subsequent to the signing of the dealer agreement or the amendment. Thus, it determines that the anual targets for the fulfilment of the criterion should be defined through a continuous improvement track record, established from the highest value between the limits to be defined by ANEEL and the ascertained indexes for each dealer in the civil year previous to the celebration of the dealer agreement or amendment.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 7 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

35.         It was established still by Art. 4º of Decree n. 8.461/2015 that when established targets in the  continuous improvement track record are not met, for two consecutive years or at the end of a period of five years, implying concession revocation.

36.         Regarding the indexes to be adopted for the evaluation of dealers, Decree n. 8.461/2015 makes it clear that they deal with indexes of average duração and frequency of ascertained stoppages for each dealer. In the regulatory framework of ANEEL, the indexes with such characteristics are DEC (Equivalent Stoppage Duration by Consumer Unit) and FEC (Equivalent Stoppage Frequency by Consumer Unit), ascertained globally, for each dealer.

37.         Figure 1 below shows the way the DEC and FEC indexes are segregated in the ascertainment, by origin and class of stoppages, according to Module 8 of Distribution Procedures – PRODIST. The grey parts (XPC, XNC, IPC, INC, INO and INE) represent  not accounted stoppages in the ascertainment of indexes DEC and FEC, due to the emergency situation, critical day or action of Regional Load Relief Schemes – ERAC. The parts in white (XP – external programed stoppages, XN – external non programend stoppages, IP – internal programed stoppages and IND – internal non programed and purgeable stoppages) they constitute the DEC and FEC indexes considered for the evaluation facing the limits established by ANEEL.

Figure 1 – Estratification of stoppages for the composition of DEC and FEC indexes

38.         Hence, the DEC and FEC indexes consider both the stoppages of internal origin and those of external origin from the distribution system (stoppages occurring in the distributor supply network, and it can be the transmission or the network of another distributor). From the point of view of the consumer, ANEEL considers that this is the most appropriate way for the definition of individual and collective limits, as the consumer is subject to all the stoppages occurring in the electric system, and they should be compensated when those limits are violated. It is still highlighted that, generally, the stoppages of supply (XP and XN) have a small impact on the ascertained indexes of distributors. For the 2012 to 2014 period, the average participation of those stoppages in the ascertained indexes in Brazil was 4.12% in DEC and 6.85% in FEC.

39.         However, exceptional situations may occur, as in the case of the stoppage that occurred in the Rede Básica on 10 November 2009. On that ocasion, there was a severe disruption in the Itaipu transmission system, causing a total stoppage of 40% of the loads in the National Interconnected System– SIN.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 8 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

40.         The disruption occurred in the SIN promoted a colapse in the States of São Paulo, Rio de Janeiro, Espírito Santo and Mato Grosso do Sul and actuations of ERAC, rejecting loads in the Northeast Region and Minas, Goiás, Mato Grosso and Acre/Rondônia Areas. This event had a significant impact on DEC and FEC global indexes of several dealers, mainly in South and Southeast regions. When comparing the moving average of DEC and FEC global indexes of distributors in periods of November/08 to October/09 and December/08 to November/09, we can see a significant increase in them. Table 1 shows the distributors with the highest increases in indexes in the mentioned period.

Table 1 – Distributors with the highest increases in DEC and FEC global indexes due to the November 2009 blackout.

Distributor	Moving average: November/08 to October/09		Moving average: December/08 to November/09		Increase		Percentual Increase
	DEC	FEC	DEC	FEC	DEC	FEC	DEC	FEC
CJE	6.03	4.30	10.93	6.06	4.90	1.76	81%	41%
EFLUL	7.47	9.96	13.29	12.31	5.82	2.35	78%	24%
CPFL- Piratininga	6.10	5.09	10.74	6.34	4.64	1.25	76%	25%
ELETROCAR	11.95	14.99	19.00	16.46	7.05	1.47	59%	10%
LIGHT	8.80	5.60	13.47	6.91	4.67	1.31	53%	23%
MUX-Energia	4.75	4.49	6.88	6.84	2.13	2.35	45%	52%
ELFSM	9.13	7.69	13.19	9.27	4.06	1.58	44%	21%
ELETROPAULO	11.15	5.92	15.96	7.17	4.81	1.25	43%	21%
BANDEIRANTE	9.60	5.40	12.71	6.43	3.11	1.03	32%	19%
EFLJC	6.14	5.34	8.10	6.34	1.96	1.00	32%	19%
CPFL-Paulista	5.88	5.11	7.62	5.73	1.74	0.62	30%	12%
AMPLA	14.12	9.84	17.97	11.18	3.85	1.34	27%	14%
ENF	19.21	13.64	23.90	16.06	4.69	2.42	24%	18%
ESCELSA	9.09	5.88	10.97	6.69	1.88	0.81	21%	14%
EMG	15.32	11.02	18.04	13.06	2.72	2.04	18%	19%

41.         From Table 1, it can be noticed that in several companies there was a substancial increase in the ascertained index, getting to up to 50% index increase in some cases, withouth the distributor having influence in the occurrence of stoppage. Evidently, the consumer suffered the consequences of the stoppage, and in their point of view there is no difference if the causer was the distributor or the supplier.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 9 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

42.         However, for an evaluation of effectiveness in the distributor service rendering demanded by the Decree, it would be reasonable if this kind of stoppage, both excepcional and damaging, would be considered in a distinct way from those ordinary stoppages occurring in supply. Furthermore, the Decree determined that the continuous improvement record of accomplishment cannot be violated for two consecutive years, neither can it be violated in the fifth year of the evaluation period, at the risk of concession revocation.

43.         Given the seriousnes of the consequence of violation of record of accomplishment, it is wise that evaluated indexes reflect only the action of the distributor in service rendering, eliminating the risk of a stoppage as that occurred in the SIN in 2009 promoting the revocation of a distribution concession that rendered service appropriately.

44.         Hence, it is proposed that, for the evaluation of effectiveness regarding the quality of rendered service dealt with by Decree n. 8.461/2015, the parts referring to stoppages of internal origin to the distribution system be used being part of global DEC and FEC indexes, as it is conducted for the Q component of X Factor, through the indexes that start being called DCi and FECi (internal DEC and FEC), according to the following equations:

����������������  = ��������������������  + ������������������������

����������������  = ��������������������  + ������������������������

where:

DECi = Equivalent Internal Origin Interruption Duration by Consumer Unit;

DECip = DEC due to a stoppage from internal origin to the distribution system and programed, not occurring on a critical day;

DECind – DEC due to a stoppage from internal origin to the distribution system, not programed and not purgeable;

FECi = Duration Equivalente to Stoppage of Internal Origin by Consumer Unit;

FECip = FEC due to a stoppage from internal origin to the distribution system and programed, not occurring in a critical day;

FECind – FEC due to a stoppage from internal origin to the distribution system, not programed and not purgeable.

45.         Those two indexes are used only for the follow up of fulfilment of improvement record of accomplishment of the period of first five years of the agreement. The Decree established that the starting point of the record of accomplishment should be the highest value between the ascertained and the established limit for the distributor in the civil year previous to the signing of the agreement. Thus, according to the established in the Decree, the distributors that violated the continuity limits in the year 2014 will have five years to get out of the condition in which they are and to reach the ANEEL limits. For those cases, the improvement record of accomplishment will have as a starting point the distributor ascertained value in 2014. For the case of the distributors who attend the limits, the record of accomplishment will start from those limits. It is work highlighting that they are limits for indexes DCi and FECi, and not the limits conventionally established by ANEEL.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 10 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

46.         Below goes the proposal of definition of limits for the DCi and FECi indexes, and afterwards the proposal for the treatment of record of accomplishment for the distributors who violated the limits of those indexes in the year 2014.

47.         Initially, the distributors should be evaluated to check whichs are above the limits established in 2014. However, as the new DCi and FECi indexes to be evaluated consider only the stoppages of internal origin to the distribution system, it is necessary to evaluate the ascertained values only for those stoppages, whose data are already sent by those distributors to ANEEL.

48.         Staying coherent, it is also necessary to have an adjustment in the limits established by ANEEL in 2014, to take the influence of supply in the limits. The comparative methodology used by ANEEL for the definition of limits considers the supply on average, in the Provisional Measure where the ascertained values of sets contain supply stoppages. Therefore, in general, to take the effect of supply in the limits is equivalent to taking the percentual of stoppages of supply seen in the Brazilian history.

49.         So it is proposed that the global limits of companies in 2014 should be reduced in 4.12% in DEC and in 6.85% in FEC, to be considered as limits for DCi and FECi indexes for the definition of the continuous improvement track record dealt with in the Decree n. 8.461/2015. Those percents represent the average of supply seen in Brazil from 2012 to 2014.

50.         Additionally, for the two distributors (Chesp and Boa Vista) a differentiated treatment was given for FEC limits in the last process of limit definition, due to the severe problems of supply faced by those companies. This treatment resulted in the increase of FEC limits of distributors for the first three years of the period of definition of limits, and the FEC returned to the value defined by the methodology in the fourth year. As the limit for the year 2014 of the two companies contemplate this increase, it should be considered, for the definition of the record of accomplishment that is dealth with in Decree n. 8.461/2015, the track record of original limits defined by the methodology, and not the differentiated track record, as the influence of the supply is taken from the indexes.

51.         For the definition of the final point of the record of accomplishment, which will be the 2020 limit, the ANEEL1performance comparative analysis methodology was applied. The only difference regarding the ordinary application of the methodology was the consideration only of the internal origin stoppages in the ascertainment of indexes. The period of ascertainment adopted for the comparison between the performances of sets was that from 2012 to 2014. The physical and geographical atributes used were those sent to SIG-R in 2014, according to the established in Module 6 of PRODIST, due to the data from 2015 being under validating process, some inconsistencies appear2. It is the data basis used for the processes of definition of limits that started in 2015 (Coelce, Eletropaulo and Celpa), with the addition of some distributors that did not belong to that basis. For the energy and consumers data by class, it was necessary to use the data from the INDQUAL system, due to the problems observed in the SIGR basis.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 11 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

52.         Once the record of accomplishment starting and arrival points were defined (year 2020), should define the intermediate limits (years from 2016 to 2019). For the distributors with ascertainment below the limits, a linear record of accomplishment from the 2014 limit is proposed, according to ordinary procedure in the establishment of DEC and FEC limits.

53.         For the distributors with violation of limits, instead of applying the linear record of accomplishment, we sought to define a record of accomplishment based on results obtained by distributors that had a significant improvement in the past after a change in controller. I.e., we aim at checking the possible results to be reached with an improvement of company management, which is what is expected along the five years of evaluation.

54.         In the recent history of the sector, thare are two distributors, Cemar and Celpa, which showed a critical situation in DEC and FEC indexes, but after a change in the management they reached expressive results. Figure 2 shows the history of DEC and FEC indexes of Cemar, from the year 2003. The change in control of the company occurred in 2004. Similarly, Figure 3 shows the history of Celpa after the year 2012, and the change of control occurred in 2013.

1               For the distributors CEA and CERR, the methodology of comparative analysis was not applied because of the lack of data of the atributes of those dealers. Therefore, the limit for the fifth year of those companies was defined based on the record of accomplishment of reduction of limits established for the previous years.

2               For some companies, the basis sent in 2014 did not allow obtaining data. In this case, the basis sent in 3015 was preferably adopted, and ultimately, the basis sent in 2013.

For the distributor Amazonas Energia, the data sent showed the information that all the sets of the Company belong to an isolated system. As the limits will be valid after 2016, the capital will already be interconnected, so that only the five sets inland were considered as isolated.

It is also highlighted that there is evidence of inconsistencies in the ascertainment of DEC and FEC data from the inland sets in the Amazonas Energia, which have been sent with delay to ANEEL and with the values of  number of consumer units that were not updated.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 12 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

History of DEC and FEC Ascert- CEMAR
80,00
70,00
60,00
50,00
40,00
30,00
20,00
10,00
0,00
67.94
37.28
63.46
39.31
54.56
32.90
42.40
24.55
28.59
19.78
27.19
16.75
2003
2004
2005
2006
2007
2008
Anual DEC Ascert
Annual FEC Ascert

Figure 2 – History of Cemar DEC and FEC ascertainment

History of DEC and FEC Ascert- CELPA
120,00
100,00
80,00
60,00
40,00
20,00
0,00
101.50
50.84
73.29
37.93
48.94
29.95
2012
2013
2014
Annual DEC Ascert
Annual FEC Ascert

Figure 3 – History of Celpa DEC and FEC ascertainment

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 13 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

55.         It is observed that Cemar and Celpa show expressive improvements after the change in corporate control, and that of Cemar is a little bit smother in the beginning of the track record. However, only in the case of Cemar there is a history of five years after the change in control, for Celpa there are only two years. Therefore, we opted for using the track record reached by Cemar in the DEC index (for which a great part of the violations of distributors occur) as a basis for the track records to be defined for the distributors with violation.

56.         To that end, we parametrized the reduction reached by Cemar, according to Figure 4 A value of 100% is aributed to the index of the year before the transference of control and 0% for the index reached in the fifth year, transforming the values for the plan where 100% represents the difference between the ascertained value in the year fbefore the change in control and the ascertained value in the fifth year after the new controller assumed control.

57.         After the analysis of Figure 4, it is noticed that there is a trend of slight improvement  in the beginning of the track record, and the first year is of adjustments, when the distributor need to diagnose the management problems in the operation of the company and to start  implementing improvements. In the years 2, 3 and 4, the improvement reached is deeper, and it is reduced again in the end of the record of accomplishment, when the effort for the reduction of index starts becoming higher.

a

58.         From the record of accomplishment reached by Cemar for DEC index, the Figure 4 line of trend was used for the definition of a record of accomplishment to be adopted for the distributors with violation of limits. Figure 5 shows the track record softened by the line of trend. In the parametrization, the index ascertained in 2014 is the starting point (100%) and the limit to be defined for the year 2020 will be the arrival point (0%). I.e., 100% representes the difference between the ascertained value of the company in the year 2014 and the limit defined for the year 2020.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 14 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

59.         The intermediate points are calculated through a percentual of difference between the ascertained value in 2014 and the limit established for 2020. I.e., the distributor should reduce the difference between the ascertained and the limit in 8% in the first year, in 34% in the second, in 66% in the third, and in 93% in the fourth and in 100% in the fifth, which will mean that the distributor reached the limit defined by ANEEL for 2020. For example, for a distributor with ascertainment of DECi = 20 hours in 2014 and DECi limit = 10 hours in 2020, their record of accomplishment would demand a reduction of total 10 hours. For the first year, a reduction of 8% (0.8 hours) would be required, which would result in a limit of 19.2 hours. The limits for the years 2 to 5 would be then 16.6, 13.4, 10.7 and, finally, 10 hours.

Figure 5 - Reduction record of accomplishment adjusted to be adopted for the distributors with violation of limits.

60.         To check the consistency of the track record, the track record was applied to the Celpa case, from the year 2012, getting to the limit established by ANEEL for the year 2017, as shown in Figure 6. It is observed that Celpa would fulfil the record of accomplishment for the two DEC and FEC indexes in the two first years after the change in management.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 15 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

Figure 6 - Application of adjusted record of accomplishment for Celpa.

61.         After defining the starting point and the final point of the record of accomplishment, we only need to apply the adjusted record of accomplishment obtained from Cemar’s performance (for the case of distributors with violation of limit from 2014) or the linear track record (for the case of companies with ascertainment below the limit of 2014). Figure 7 shows an example of record of accomplishment applied for a distributor with violation of limits of 2014. The blue bar representes the internal DEC index (DECi) ascertained, whereas the orange bar representes the external DEC index (the sum of the two bars correspond to the DEC of the distributor). It is worth highlighting that the ascertained values shown for the year 2015 represent the moving average from April 2014 to March 2015, only to illustrate the current situation of the company regarding the indexes.

62.         For a definition of the record of accomplishment of the five years (green line of the graph), which will consider only the internal stoppages, the starting point is the ascertained value of DCi in 2014 (31.58 hours). The final point (limit of 2020) was determined by the comparative methodology, resulting for the case in question in the value of 21.97 hours. As determines the Decree n. 8.461/2015, the record of accomplishment will be defined from the year 2016, with the limits being defined according to the percents of adjusted record of accomplishment reduction shown in Figure 5.

63.         The graph still show the internal limits considered (purpel line) for the years 2012 to 2014, which were obtained from the DEC and FEC limits of the company, discounting the percents of 4.12% in DEC and in 6.85% in FEC, referring to the part of supply. The dotted line in black shows the track record that would be defined in a conventional way by the methodology, in case there were no violation of limits by the distributor.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 16 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

Figure 7 - Example of track record application for distributor with violation of limit in 2014.

64.         For the case of the distributors that attended the global limits in 2014, the continuous improvement record of accomplishment will be linear, as shows the example of Figure 8. It is observed that in this case the record of accomplishment for the period 2016 to 2020 is equivalent to the conventional record of accomplishment used in the definition of limits of DEC and FEC indexes. It is worth highlighting that the Decree defines that the record of accomplishment should start from ascertained values or limits of 2014, but it should start only in 2016. Therefore, there is no evolution proposed for the year 2015, which is why the dotted line shows the same value in 2014 and in 2015. The Appendix III of this Technical Note shows the graphs and the Table with the proposed limits for the distributors for which the extension of agreement is going to be offered. Such limits will be established in the Appendix of the agreement that will bring the conditions for extension for an initial period of five years.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 17 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

Figure 8 - Example of application of track record for distributor that fulfille the DEC limit in 2014.

65.         It is worth highlighting that all the existing regulation in the ANEEL framework regarding the quality of service is still in force, such as thr DEC and FEC limits of established sets in specific resolution for each distributor, the individual limits of DIC, FIC, DMIC and DICRI defined in Module 8 of PRODIST and the Incentive Mecanism existing in the Component Q of X Factor, applied in the tariff processes. I.e., the creation of those distinct indexes for the period of evaluation of the agrément will not represent a flexibilization of the rules in force for distributors, not even for those that violated the limits. As all the present regulation will still be in force, the new record of accomplishment for DCi and FECi indexes to be defined in the contract will represent one more duty for the distributor, whose breach will cause the revocation of agreement.

III – 2.3 – CORPORATE GOVERNANCE AND ECONOMIC-FINANCIAL SUSTAINABILITY

66.         Both the economic literature and the ANEEL experience in economic and financial monitoring indicate that there is a very strong link betwee the operational dimension and the economic-financial, as the service rendering at the level of quality expected by  society presupposes the appropriate disbursement of resources in construction, operation and maintenance of electric networks.

67.         If, on one hand, the operational dimension is strictly regulated in the legal, contractual and regulatory scope, on the other, the legal and regulatory framework is practicaly silent concerning the issues of governance and Economic and Financial sustainability.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 18 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

68.         The colapse of the Rede Energia group, threatening the supply of energy in seven States, for almost seventeen million Brazilians, and the recent sector diagnosis produced by the ANEEL control revealing the worrisome situation of other distributors, brought the reflection on this regulatory approach and the role of the State, both under the regulatory and the controlling dimension.

69.         In the current regulatory framework, a set of tools is available for the regulator concerning the economic-financial management, among them we can highlight: (i) the previous control of commercial, financial and corporate operations; (ii) the imposition of fine penalty for tax or sectorial default; (iii) the non application of the Tariff Adjustment Index (IRT) for sectorial default; (iv) intervention in the dealer and (v) the proposal for expiry to the Government.

70.    The previous control of operations mentioned in item (i) – be it the offer of emerging rights or assets bound to the concession in guarantee1 , the celebration of agreements with the related parts2, the transference of corporate control3 or the corporate operations with impact on assets, such as the reduction of equity capital, incorporation, merging etc4 – enables the regulator to avoid certain operations that would make the situation of the company worse, but it gives a little room for them to have a positive influence.

71.         Likewise, the imposition of penalties and the non-application of readjustment for default are necessary as sanctions in the breach of contract and to disencourage dealers for the practice of those conducts, but they do not approach directly the causes of the problem.

72.         On the other hand, the administrative intervention and the proposal of expiry are extreme Provisional Measures, to be used when the situation gets to a critical level.

1 The issue is regulated by the Normative Resolution n. 532/2013, which “disciplines the constitution of guarantees by the generation, transmission and distribution dealers, licensees and authorized of electric energy”.

2 The issue is regulated by Normative Resolution n. 334/2008, which “regulates the art. 3o, paragraph XIII, of Law n, 9.427, from 26 December 1996, which deals with previous and posteriori controls on the acts and legal business among dealers, licensees and authorized and their stakeholders”, among others.

3 The issue is regulated by Normative Resolution n. 484/2012, which “establishes the procedures to be adopted by dealers, licensees and authorized of services and facilities of electic energy to obtain the agreement for transference of corporate control, and outras providências”.

4 The issue is regulated by Normative Resolution n. 149/2005, which “establishes the procedures for request of  agreement, by the energy service renderers, to alter constitutive acts”, among others.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 19 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

73.         It is necessary, therefore, to draw new preventive instruments that can minimize the risk of a distributor entering a record of accomplishment of economic-financial insustainability and that, in the hypothesis it occurs, that the regulator can provide faster responses5.

74.  With this objective, ANEEL has been conducting a rich process of dialogue that already included a technical Exchange with the Securities Comission (CVM), the Central Bank (BACEN), the Interamerican Development Bank (BID), the National Economic and Social Development Bank (BNDES), the Secretary of Economic Follow up of the Ministry of Finance (SEAE), the Group of Studies of the Electric Sector from UFRJ (GESEL)6 , the Center of Studies in Regulation and Infrastructure (CERI) the Fundação Getúlio Vargas (FGV) and the Department of Accounting Sciences and Finance from UNISINOS, the National Telecommunication Agency (ANATEL), the credit rating Agencies Standard & Poor’s, Moody’s and Fitch and several private investors.

75.  Adding to this broad technical exchange some state of the art institutions, ANEEL has been looking forward to achieving the necessary critical mass for the modernization of the institutional environment of the distribution segment through (i) advanced study of topics about corporate law7, (ii) analysis of shared experience of intervenors from the group Rede Energia, (iii) the conclusions of periodic diagnosis produced by the economic-financial monitoring and (iv) of a broad research in the regulatory framework of the United Kingdon.

76.   This kind of knowledge was wellcome by the Government, so that the Decree n. 8.461, from 2015, in its article 1, established that the MME may extend the energy distribution concessions for thirty years, aiming at attending four criteria, among them the “effectiveness regarding the economic-financial management”, measured “by indexes that ascertain the capacity of the dealers to meet their commitments in a sustainable way”.

77.         Besides the conditions for extension, the Decree also counts on a structural dimension– its article 2 atributed to ANEEL the definition of the minutes for new concession agreements containing clauses that “ensure the economic-financial sustainability of the dealers and that specify guidelines for the strengthening of Corporate Governance and minimum parameters for economic-financial indexes, including capital investment by the controllers”

5 This challenge, including, was incorporated to the ANEEL Strategic Plan for the 2014 to 2017 cycle, through Strategic Objective n. 7, aiming at “Improving the mecanisms for the promotion of econoc financial balance of the sector”.

6 GESEL, including, anounced that they are developing a P&D project in a partnership with CPFL Energia for subsidizing the creation of economic financial sustainability indexes of energy distributors.

7 Among which some stand out, from them, those that subsidized the process for decentralization and segregation of activities, besides the writing and revision of the previously mentioned normatives (RENs n. 149/2005, 334/2008, 484/2012 and 532/2013). 10 The notions exhibited in this chapter are reflected mainly in the following provisions of the agreement minutes: (i) Clause Seven – Economic and Financial Sustainability; (ii) Clause Eight – Corporate Governance and Transparency; (iii) Clause Thirteen – Commitments of the Controller and (iv) Appendix III – Conditions for extension – Effectiveness in economic and financial management.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 20 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

78.         Hence, we start making those commands concrete10 aiming at the development of a prudencial regulation in the electric sector, through the institution of minimum governance parameters, including a higher degree of transparence and accountability of administrators and controllers, and Economic and Financial sustainability parameters for the dealers.

III – 2.3.1. The establishment of minimum corporate governance parameters

III – 2.3.1.1. Good governance requirements for dealers and their Administrators

79.   The recent colapse of the group Rede Energia is paradigmatic regarding the administrative practices8. During the federal intervention process, the intervenors identified the non-existence of contention arrangements and conter balance to limit the concentration of decision-making power in the group, resulting on the celebration of non-comutative agreements with related parts and in the expressive payment of dividends and bonus even in a scenario of unfavorable economic-financial situation.

80.   Those discoveries enriched the analysis about how to avoid similar cases in the future, promoting a reflection on way to strengthen the governance of dealers. After all, a transparent administration, with long-term vision and focusing on the consumer, has a central role in the effectiveness of operations and in the accomplishment of investments inherent to the business.

“mecanisms, processes and relations through which a company is controlled and directed. The structures of governance identify the distribution of rights and responsibilities among different participants in the company (such as the Administrators, partners, creditors, auditors, regulators and other stakeholders) and they include the rules and procedures for decision making in corporate issues. Corporate governance includes the processes through which the objectives of companies are defined in the context of social, regulatory and market environments. Mecanisms of governance include the follow up of actions, policies and decisions of companies and their agents. The corporate governance practices are influenced by attempts to align the interests of all stakeholders”.9

8 For a summarized vision of the governance weaknesses of the group Rede Energia, see items 74 to 79 of the Technical Note n. 345/2014-SFF/ANEEL.

9 Shailer, Greg. An Introduction to Corporate Governance in Australia, Pearson Education Australia, Sydney, 2004;"OECD Principles of Corporate Governance, 2004". OECD. Retrieved 2013-05-18.;Tricker, Adrian, Essentials for Board Directors: An A–Z Guide, Bloomberg Press, New York, 2009; Janet & Shailer, Greg. The Effect of Board-Related Reforms on Investors Confidence. Australian Accounting Review, 18(45) 2008: 123-134; works mentioned in “Corporate Governance” in Wikipedia, Available at: http://en.wikipedia.org/wiki/Corporate_governance. Last access on: 15/05/2015

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 21 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

82.  About the issue, the Organization for Economic Cooperation and Development (OCDE)10 supports that:

“a good corporate governance is fundamental for the economic growth led by the private sector in Latin America. It is recognized as one of the public issues whose importance grows rapidly in the Region, and the private sector is an effective instrument for the promotion of social welfare. With the privatization of state companies, Latin-american countries started depending more and more on the private sector to create new job opportunities, generate fiscal income and supply products and services to consumers. The creation of jobs, the development of autoctonous technology and, ultimately, the international competitiveness of latin-americans economies need to be based on a foundation formed by companies that are not stuck by high costs of capital and able to adapt the good administrative practices and corporate governance to theis local context”

83. In Brazil, the Code for Best Corporate Governance Practices11 from IBGC describes their vision on the best practices concerning (i) property; (ii) the Board of Administration, approaching the composition, qualification and the President, including the segregation of functions between the President of the Board and the Director-President; external and internal Independent Counselors, Audits Committee; Internal Audits; Ombudsman and Reporting Channel; (iii) to the Management, including internal controls, transpareny and the relationship with stakeholders; (iv) to the Independent Audits; (v) the Fiscal Board, including its composition, work schedule, relationships and opinions and, finally, (vi) the Conduct and Conflict of Interests, including operations with the related parts.

84. Whereas in the scope of the BOVESPA New Market12, the arrangements have as the main objective to protect the interests of minority shareholders and to favour the democratization of management, such as: (i) a minimum of 5 members in the Board of Administration, from which at least 20% should be independent with a unified term of up to 2 years; (ii) banning the accumulated positons of President of the Board and CEO (or main executive) by the same person and (iii) requirement of an annual public meeting. Besides that, the minimum of 25% of the circulating shares favours a larger supervision of management, not only by BOVESPA, but by CVM as well and by the minoritaries themselves.

85.  Including, aming at restoring the trust of investors and credibility in the capital market, on the last 22 April BOVESPA and CVM presented inicial proposals for the improvement of corporate governance of state companies. The Provisional Measures are divided in four lines of action: transparency, internal control practices, composition of the administration and of the fiscal board and duties of the controlling shareholders. The program approacher from the higher requirements in the spread of information to the duties related to the internal structure– such as the creation of a Compliance Board. The issue broadly converges with the ANEEL vision, especially considering the degree of public participation in the electric sector, particularly, in the distribution segment.

10 “Official Report about Corporate Governance in Latin America”, 2003, p.7. Available at: http://www.oecd.org/corporate/ca/corporategovernanceprinciples/24277169.pdf. Last access on: 15/05/2015.

11 4th Edition, published in 2009, Available at: http://www.ibgc.org.br/inter.php?id=18180. Last access on 26/11/2014.

12 See http://www.bmfbovespa.com.br/pt-br/servicos/solucoes-para-empresas/segmentos-de-listagem/o-que-sao-segmentos-delistagem.aspx?idioma=pt-br, Last access on 26/11/2014.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 22 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

86. From the regulatory point of view, Banco Central has established for a long time a series of provisions related to the governance of Financial institutions. “It is interesting to highlight the bank law [...] it is more conprehensive, because it has the target of keeping the credibility of the organ towards depositors and society. To this end, the concept of Corporate Governance is present in the set of norms that regulate the operations of national financial institutions, often extrapolating the requirements contained in the Brazilian Securities Law, through provisions that determine the application of procedures that enable the improvement of performance and the transparency in the actions developed by those entities” 13.

87.   We have, as examples of prudencial regulation of financial institutions, (i) the requirement for segregation of functions among the business áreas and market risk (e.g. the art. 14 of Resolution n. 4193/2003); (ii) the impossibility of the direct controller having for social object another activity besides the equity participation in financial institutions (Resolution nº 3040/2002, art. 14) and (iii) rules about the structuring and working of Auditing Committees (Resolution n. 3198/2004, art. 10).

88. The same understanding has been guiding the actions of the National Agency of Suplementary Health (ANS) that, through a Technical Cooperation Agreement with the IBGC, has been mapping the opportunities for the strengthening of governance in the sector. So much that, in their Regulatory Agenda from 2013/2014, there is, in the Sustainability hub of the Sector, that is looking for the economic-financial balance of the sector and the management qualification of health plan operators, the project14 of “studies about the implementing of Corporate Governance principles in the sector”.

89.  According to Note n. 5/2013/DIOPE/ANS, which subsidizes the iniciative, “Furthermore, in a regulated sector, as the suplementary health sector, the implementing of Corporate Governance principles that may reinforce and  support a division of responsibilities, of checking systems, of independent auditing, of internal controls and of risk management amd the integrity of operations; working, consequently, as a kind of front line of the regulatory system”

90.  Moreover, the referred note conitnues: “Thus, the improvement in the quality of information given by the company atogether with the broadening of corporate rights and a larger degree of transparency for the market reduces the uncertainties in the process of investiment evaluation and, consequently, of risk. Besides that, the implementing of Corporate Governance elements may have an important role in the improvement of management of health plan operators”.

13 According to Note nº 50/2013/DIOPE/ANS, in the scope of ANS studies about Governance.

14 Available at: http://www.ans.gov.br/aans/transparencia-institucional/agenda-regulatoria?funcao=expande1&aname=#acao6, last access: 15/05/2015.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 23 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

91.  ANS even advanced in the study of application of good corporate governance practices to the health sector agents, gathering four fundamental principles:

“a) Transparency: need to provide to stakeholders information of their interest and not only those imposed by legal provisions or regulations. The appropriate transparency results in an atmosphere of trust, both internally and in the relationship of the company with third parties. It should not be restricted to the economic-financial performance, contemplating other factors as well that guide the managing action and that lead to the creation of value;

b)        Equality: fair treatment of all partners and other stakeholders;

c)         Accountability: the agents of Governance should render account of their action, totally assuming the consequences of their acts and omissions; and

d)        Corporate Responsibility: the agents of Governance should take care of sustainability of the organizations, aiming at their longevity, incorporating social  order and environmental objectives in the definition of businesses and operations.”

92.  Looking at the internacional best practices, in the United Kingdon, a country that is a reference in regulation, the Regulatory Agencies established several commands regarding governance.

93. OFGEM (Energy and Gas Regulatory Agency)15 establishes a number of duties for distributors, among them those that called our attention are: (i) minimum of 2 Independent Counselors in the Administration of each distributor; (ii) maintenance of a permanent intervention plan; (iii) the duty of administrators of the distributor of issueing a statement previous to any distribution of dividends and (iv) the nomination of a person Responsible for Compliance (compliance officer), with a series of tasks and duties established by the regulator.

94. Whereas OFWAT (Water Services Regulatory Agency) the regulation16 is even more comprehensive, including: (i) the application of best practices from the London stock market; (ii) an Independent Presidente for the Board of Administration (independent chairman) ; (iii) a Majority of independent Administrators; (iv) regulatory interactions

15 Clauses 40, 43 and 43A of the present version of the “standard conditions of the eletrcicity distribution licence”, Available at: https://www.ofgem.gov.uk/licences-codes-and-standards/licences/licence-conditions. Last access on 15/05/2015.

16 ‘Board leadership,transparency and governance”. Available at: http://www.ofwat.gov.uk/regulating/compliance/board/, Last access on 15/05/2015.

17 In the United Kingdon, as well as in other Anglo-Saxon countries, aim at the institute of unitary board, that gathers executive administrators and not executives. Differently, in Brazil, as well as in Germany, there is a dual administratiom model (dual board system), through which the management board and the supervisory board are separated. In that context, for the purposes of this study, the Chairman was translated as the President of the Board of Administration; Non-Executive Director (NED) by Administration Counselor; CEO by President of the Directory and Board Members by Administrators. About the issue see: “A Handbook of Corporate Governance and Social Responsibility”, de ARAS, Güller e CROWTHER, David, p.157 and 158 Last access on: 15/05/2015. Available at: http://www.ashgate.com/pdf/SamplePages/Handbook_Corporate_Governance_Social_Responsibility_Ch10.pdf.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

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focusing on Independent Administrators; (v) the impossibility of the CEO also being the “President of the Board of Administration”; (vi) formal and clear procedures for indicating new officers; (vii) remuneration and auditing committees deliberated in the regulated agent, among others. According to John Cox, OFWAT President, an independent management would reduce the need for regulation, as: “it would allow the companies to make difficult decisions on their own, instead of having them taken by the regulator”.18 19

95. In this context, ANEEL gave the first step to strenghten governance of the distribution segment through Public hearing n. 72/2014. The proposal for regulation discussed integration conditions of distributors’ management to other companies from the economic group to adopt a minimum governance package.

96. Briefly, this package includes: (i) the requirement for a Board of Administration with a minimum of 5 members, and 20% of them independente ones (rule from the BOVESPA New Market); (ii) the requirement for setting a permanent Fiscal Board and (iii) the requirement for a CEO, a CFO and a CTO with full time dedication to the distributor, to avoid the conflict of interests with other business of the economic group (suppliers, building companies, service renderers etc.). For those executives, regulatory duties were also drawn betwen them and ANEEL, such as the encumbrance of manifesting previously to the distribution of dividends.

97. This proposal was the first step of a long term strategy to strenghten the governance of the sector, as it can be understood from the conclusion of the Vote of the General Director of the Agency: “Above all, the incorporation of corporate governance parameters to the ANEEL framework reveals being a promissing horizon for the improvement of management practices and the increase in transparency levels in the energy distribution segment” 22

98. The next step in this strategy would be the establishment of a more comprehensive package, applicable to all distributors, which will give a larger legal safety to the incorporation of the following clause in concession contrats:

CLAUSE EIGHT - CORPORATE GOVERNANCE AND TRANSPARENCY

18 Free translation of “Observations on the regulation of the water sector”, from 05/03/2013: “independent boards [...] would enable a lower burden of regulation. It would let companies make difficult trade-offs for themselves rather than having the regulator do it”.

Available at: http://www.ofwat.gov.uk/mediacentre/speeches/prs_spe20130305jcrae.pdf. Last access on 15/05/2015.

19 Vote of the Diretor Romeu Donizete Rufino, on 18 December 2014, in Process nº 48500.005277/2010-02.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

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THE DISTRIBUTOR is committed to employing their best efforts to keep their governance and transparency levels aligned to the best practices and in harmony with their condition of essencial public service renderer.

Subclause One – THE DISTRIBUTOR has the duty of observing the ANEEL regulation about governance and transparency that, among others, they may establish minimum parameters and regulatory duties regarding the Board of Administration, the Directors, the Fiscal Board, the Audits and Compliance, besides promoting the alignement of the compensation policy of Administrator with the nature of long-term distribution public service.

99.         The provision aims at indicating, as an example, aspects of governance that could contribute to the regulatory environment. Concerning the Board of Administration, the Directors and the Fiscal Board, this Technical Note has already menationed before the package of minimum initial parameters proposed by the Public hearing n. 72/2014. Along the next thirty years, the Agency could evaluate the need to start Public Hearings to debate good practices regarding (i) Audits, as practiced by OFWAT and by BACEN, for example; (ii) Compliance, as practiced currently by OFGEM, for example; and (iii) alignemento of Administrators policies to the nature of the long term of business, as it has been broadly discussed in several sectors in the international scope.

100.      About the last topic, it is Worth highlighting the recent Jerson Kelman proposal, ANEEL ex-General Director and Enersul ex-intervenor, to the  following end20:

There are two other Provisional Measures that Aneel could adopt to cushion the shift between bonanza and crisis, for the benefit of consumers and long-term investors. First, rewarding the tariff process the companies that would link the bonus of their executives exclusively to long-term results. For example, the value of the share eight years after assuming the directive function. [...]

101.      To finish, the strenghtening of corporate governance is the key for the vision of transforming the electric sector in a national reference of quality, legitimacy and democratic control, internalizing more clearly the fundamental premises of public service rendering in the entrepreneurial thought – focusing on the consumer and on the long term vision.

102.      The increase in transparency and a larger alignement of incentives between the dealer, their Administrators and their controllers will also result on the progressive increase of entrepreneurial freedom, as a higher trust environment reduces the need for regulatory and controlling interventions.

20 “Economic-financial monitoring of distributors”, Brasil Energia, n. 411, February 2015. Available at: http://www.kelman.com.br/pdf/bec411-IDkelman.pdf. Last access on: 17/05/2015.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

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103.      Therefore, ANEEL gives one more important step towards the development of a business environment in Brazil, where, according to the World Bank report to “CVM, BOVESPA, IBGC [Brazilian Institute of Corporate Governance] and the companies listed in the New Market have been the biggest champions and change agents. The challenge now is to make the corporate governance reform “popular” beyond this limited group of insiders and make it an integral part of the investment atmosphere”21.

III – 2.3.1.2. Good governance requirements for the controller

104.      The Brazilian market, including the energy distribution segment, shows a highly concentrated nature. In this scenario, a condition for the regulated agent to act based on the best practices is that their controller(s) should do the same.

105.      It is essencial, therefore, to look for the influence of the controller on the distributor in several aspects, including: (i) their support in case it is needed by the regulated company; (ii) their responsibilization for the way they use controlling power, facing the duties in the dealer agreement; and (iii) the shielding of the dealer in front of any kind of risk or problems in other parts of the group.

106.      Several concession contracts in force already make the controllers the consenting intervening part, in some cases assuming solidary responsibility for the contract. This mecanism is important, but on its own, it is not enough; we should think about ways of complementing it, especially towards specifying more concrete and feasible duties.

107.      To this end, it is worth looking at the experience in the United Kingdon, especially at the Regulating Agency that is a reference in the issue – OFWAT (Water Service Regulating Agency).

108. In that jurisdiction, most of the licences22 incorporate the duty that their Administration should be composed in such a way the managers may act independently from the controller(s) and that wherever there is conflict of interests, the regulated agent and their directors should ensure that they are in a position to consider exclusively the interests of the regulated company.

109. Beyond that, in April 2014, OFWAT even published their “Principles for Holding companies on Leaderships, Transparency and Governance”23, focusing on the activities of the holding that could cause a higher impact on the capacity of regulated agents to fulfil their regulatory duties, approaching three areas: (i) transparency, the key to keep the

21 World Bank – Corporate Governance – Country Assessment – Brazil (2005), free traslation from “Next steps: CVM, BOVESPA, IBGC and firms listed on the Novo Mercado have been major champions and drivers of change. The challenge now is to “mainstream” corporate governance reform beyond this limited group of insiders and make it an integral part of the investment climate agenda”. Available at:  http://www.worldbank.org/ifa/rosc_cg_bra.pdf. Last access on: 17/05/2015.

22 Adjucation act analogous to our dealer agreements.

23 “Board leadership, transparency and governance – holding company principles”. Available in: http://www.ofwat.gov.uk/regulating/gud_pro20140131leadershipholdco.pdf. Last access on: 15/05/2015.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

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legitimacy and trust of the consumer; (ii) risk management, for the holding to manage their risks in such a way that the regulated company is protected from risk in any part of the group and (iii) support the long term decisions.

110.      Concerning transparency, five points are covered: (i) the structure of the holding should be transparent, and explained in a clear and simple way to understand; (ii) the holding will provide the information about the capital structure; (iii) the holding will demonstrate in a transparent way the interests of their Administrators and their nature (beyond those declared at the level of the regulated agent); (iv) the holding will explain which issues cause impact in the regulated agent are restricted to the Administration of the holding; (v) the holding will demonstrate transparently their governance standards, including their degree of adeherence to regulatory principles.

111.      In terms of risk management, four aspects are disciplined: (i) the holding will not put under risk the duties and requirements of the regulated agent; (ii) the holding should  provide to the regulated agent the reasonably requested information about the activities of the group; (iii) the holding should reveal any issues at a group level that could materially impact the regulated company; (iv) the holding should support the Administration of the regulated agent to enable this agent to conduct the business as if they were a separate company and an open capital company listed in the stock market.

112.      Finally, concerning the support to long term decisions, the holding should support the regulated agent to operate in a sustainable way (including the long-term decision-making) aligned with the long-term nature of the water sector.

113.      Many of those principles have potential to contribute to the Brazilian regulatory environment. It is necessary, therefore, to develop the study of the subject in light of the especificities of the National Electric Sector and to discuss it with the society through Public Hearings. Hence, we propose that the controller assumes a commitment with the future ANEEL regulation on the subject, as prescribed in the following paragraph:

CLAUSE THIRTEEN – COMMITMENTS OF THE CORPORATE CONTROLLER

[...]

Subclause Five - THE CONTROLLING PARTNER(S) are commited to observing the ANEEL regulation for controllers of public service dealers, including but not limited to the guidelines about publishing information, risk management riscos and supporting long-term decisions.

114.  Finally, the issue of controller support in case it is needed by the regulated company will be approached in the next chapter, in item III – 2.3.2.3. Consequences to the breach of economic-financial sustainability parameters.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

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III – 2.3.2. The institution of Economic and Financial sustainability parameters

III – 2.3.2.1. Introduction

115.      Aiming at preventing the deterioration of the dealers’ situation in a state of alert and mitigating the risk of a case similar to that of the group Rede Energia, the fundamental step of the regulatory strategy consists on the definition of minimum Economic and Financial sustainability parameters to be observed by distribution dealers.

116.      In others words, there is a need for mecanisms that limit the freedom of administrators to practice certains actos and impose the observation of good practices management, through protective covenants24 and restrictive covenants.

117.      In the Brazilian regulatory framework, this approach is used, for example, in the bank regulation of the Central Bank, largely guided by the Basel Accord, and by the Private Insurance Superintendency (SUSEP), in the scope of the insurance sector25.

118.      In the United Kingdon, both the Energy and Gas Regulatory Agency (OFGEM) and the Water Services Agency (OFWAT) require that the public service dealers permanently keep the Degree of Investment certified by a Reputable Rating Agency. To atend such duty, the agents should permanently preserve the Financial strength in several indexes26.

119.      In the Brazilian Electric Sector, the definition of economic and financial parameters is already largely used by creditors in loan and finance contracts, especially regarding projects (project finance)30.

24 Covenants consist on positive or negative, acessory, civil or comercial duties, which are aprt of an indireta guarantee system, with the objective of satisfying the main duty – in the case examined here, the rendering of appropriate distribution service. See BORGES, Luiz Ferreira Xavier. Covenants: Guarantee Instrument in Project Finance. Available at: http://www.bndes.gov.br/SiteBNDES/export/sites/default/bndes_pt/Galerias/Arquivos/conhecimento/revista/rev1106.pdf. Last access on 15/05/2015.

25 According to the form for P&D Project of the Project “Economic-financial Sustainability Index of Electric Energy Distributors” from GESEL/UFRJ, quoting Rodrigues (2008, p. 83), to be able to enter and stay authorized to act in the market regulated by SUSEP, an insurance society should be subject to healthy economic-financial control rules, which envolve a continuous and systematic evaluation of variables such as: (i) Minimum Capital; (ii) Solvency Parameters; (iii) Technical Limits; (iv) Constitution of Technical Provisions and (v) Maintenance of Assets to Guarantee Technical Provisions.

26 For the purpose of na example, in the framework of factors of a Brazilian Rating Agency, the general indexes of rating of “financial strenght, main financial indexes” correspond to 40% of the rating, and 7.5% attributed to (FCO pre-cash flow + Interests)/Interests, 15% for the FCO pre-cash flow/Debt, 10% for the (FCO pre-cash flow – Dividends/Debt) and 7.5% Debt/Capitalization. Other elements may also cause impact on ratings, such as, for example, the quality of governance. 30 According to the BNDES definition: “Financial Project or financing related to the project: is a way of financial engeneering contractually supported by the cash flow of a project, serving as a guarantee of assets and receivables of the same project.”. Last access on: 15/05/2015. Available at: http://www.bndes.gov.br/SiteBNDES/bndes/bndes_pt/Institucional/Apoio_Financeiro/Produtos/Project_Finance/.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

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120.      The first step given by ANEEL for the incorporation of this reasoning to the regulatory process was taken on 18 December 2014, with the openning of the Public Consultation n. 15/2014, through which the SFF show to society their visiom27 about Economic and Financial sustainability of the distributors, submitting to public discussion their analysis methodologies and parameters.

121. Although it may be possible to regulate the issue based on the ANEEL general normative power28, the inclusion of the dealer agreement in the especific legal foundation will give a clearer understanding regarding those dealers’ duties, as prescribed below:

CLAUSE SEVEN - ECONOMIC AND FINANCIAL SUSTAINABILITY

THE DISTRIBUTOR is committed to preserving, during all the concession, Economic and Financial sustainability conditions in the management of their costs and expenses, at the level of the structure of their endebtedness, of investments in replacement, improvement and expansion, besides the responsibility in the payment of taxes and the distribution of profit.

122.      Considering that the regulatory framework still does not have a regulation that defines the minimum Economic and Financial sustainability condition for the electric energy distributors, the dealer agreement itself will define the minimum parameters for the first five years of concession.

123.      After this term, those dealers should follow the future ANEEL Normative Resolution, which has already been registered at the 2015-2016 Regulatory Agenda and it will be largely discussed with society through a especific Public hearing. Both the Public Consultation n. 15/2014 of the de Economic and Financial Control Superintendency (SFF) and the opening of the current Public hearing are already important steps in the dialogue with society about the issue.

III – 2.3.2.2. The definition of a minimum sustainability condition for the first 5 years of concession

124.      In a simple way, the plain sustainability of an electric energy distributor predicts the generation of enough richness to (i) invest on the replacement of worn infrastructure every year, (ii) invest to expand the system and improve quality, (iii) pay interests of the debt; (iv) cover the need for cash flow; (v) collect taxes on profit; (vi) appropriately compensate partners, and, in some cases, (vii) amortize part of the principal, among other duteis, according to the illustration:

27 For further information, see Technical Note n. 353/2014–SFF/ANEEL, from 16/12/2014.

28 The 2015/2016 ANEEL Regulating Agenda predicts: “Defining regulatory economic and financial sustainability parameters for controling purposes of the economic and financial balance of electric energy distributors”.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

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Figure 9 - Example of plain sustainability of an electric energy distributor

125. The first step consists on, therefore, measure29 the gross operational generation of cash activity, ascertained by the Profit Before Interests, Taxes, Depreciation and Amortization (LAJIDA)30, also known as EBITDA (Earnings Before Interests, Taxes, Depreciation and Amortization).

126.      This calculation indicates the intrinsic operational performance or the operational profitability of the business, i.e., how much cash the company is normally able to generate by using the existing bound assets. Therefore, discounting any financial gain or loss, the productivity and effectiveness of exploring the activity is revealed.

127.      The EBITDA analysis contemplates the quantitative and qualitative check of operational revenue and expenses of the distributor. In this area, it is importante to pay attention to the reflection of the position of the distributor in the productive chain of electric energy, and consequently the direct interface with the service user, in the composition of the tariff, and, consequently, the revenue.

29 It is highlighted that for the analysis the regulator takes for a basis the economic and financial information given straight from the sector agents through Standard Monthly Balance (BMP), The Quarterly Information Report (RIT) and the Annual Accounts Rendering (PAC), predictinn the compliance with the Manual of Accountability of the Electric Sector (MCSE).

To know more about the dialogue among regulatory and corporate accounting demonstrations, see OHARA, Eduardo Hiromi. Finanças do Setor Elétrico: Demonstrações Societárias vs Regulatórias. 2014. Available at: http://www.aneel.gov.br/biblioteca/trabalhos/trabalhos/Monografia_Pos_Graduacao_Eduardo_Ohara.pdf.

30 Also before the Result of Equity Pickup and the Non Operational Result.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

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128.      The distribution dealer revenue, discounting the taxes on gross revenue, is composed of two parts. The first one, called “Part A”, refers to the costs with energy acquisition, with the use of transmission systems and with sectorial burdens (not very manageable costs by the company)31.In your analysis, it is essencial to consider the regulatory assets and equities32.

.

Figure 10 – Composition of the Manageable Part of the Revenue of a Distributor

129.      The second part, called “Part B”, refers to the cost coverage related to distribution activity, which the dealer has plain capacity to administrate them directly. They are the expenses related to operation and maintenance of distribution services, such as Staff, Materials, Services from Third Parties and Others (PMSO), which include the costs of depreciation and compensation of investments by the company to attend the service.

130.      Regarding the analysis of Part A, that of Part B usually demands a higher treatment about its recurrence. Therefore, for the VPB to contribute, in fact, the long-term analysis of cash generation capacity of the distributor, it is necessary to make the adjustment of non recurring items consisting on the refunding of expenses related to:

31 The costs with electric energy acquisition that admit interference by the dealer. The tariff gives to the distributor a revenue relative to the aquisition of energy to supply the percent of commecial loss (non-technical). In case the distributor is more effective than the regulatory level, it will need to purchase less energy. Conversely, in case the distributor is less effective, it will support this cust without the tariff coverage.

In case of transmission costs,  the neutrality of “Part A” predicts the effectiveness in the respective procurement.

32 The inclusion of Regulatory Assets and Equities, with the Receivable Credits in the CDE Fundo and Short-term Payable Energy, it is importante to avoid distortion of the situation of the company due to the missmatch between flat tariff for one year and the variable costs of Part “A”, mainly at moments of currency turmoil or unfavorable hidrology.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

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(i)            Volunteer Demission Program (PDV): because this expense is not recurring and the it is followed by the expectation of future benefits;

(ii)          Provision for the Reduction of Recoverable Value: it is an expense by the acknowledgement of loss of asset value. It has no effect on cash, even afterwards, consisting basicaly of a minor generation of future benefits;

(iii)         Provision for Doubtful Debtors, for Labor, Civil, Fiscal, Environmental and Regulatory Conflicts and Others, if there os credit balance: the expenses with Provisions, usually, reduce the EBITDA as they are likely future disembursements by the distributor. Whereas the provision with net credit balance it increases the  result of the company, but without effective counterpart in cash geration, as it means a reduction in equity provisions; and

(iv)         Recovery of Expenses, of what is above 1% from the Gross Revenue deducted from the Taxes on Revenue: recurrently, companies recover marginais expenses on expenses constituted in prior year. The purpose of the adjustment is to limit the high recoveries that clearly have no relation to the operational routine and it would misrepresent the profitability of the distributors.

131.      From the Value of Part B or VPB, the EBITDA of a distributor is calculated33deducting the expenses with PMSO of cash effect, i.e., excluding the expenses that do not imply disbursement (depreciation and amortization).

Figure 11 - EBITDA Composition of an Electric Energy Distributor

132.      The sustainability of the actividade pressuposes a positive adjusted EBITDA, i.e., the recurring expenses of the activity with lower cash effect on its operational revenue. O oposite (Negative Cash Generation) would indicate a critical scenario as there would be no generated resources even suficient for covering the operational expenses of cash effect, the more to replace the part of production depreciated assets and serve, at least, the interests of debt.

33 Notice that the EBITDA calculation methodology by ANEEL, exposed here, performs the calculation from “top to bottom”, differently from the CVM regulation, through Instruction n. 527, from 4 October 2012, which describes the volunteer publishing of information from non-accounting nature called LAJIDA and LAJIR, “from bottom to top”.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

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Figure 13 – Composition of Activity Flow

34 A premisse here is that for every real it will be invested, at least, with the same effectiveness (in terms of quality) of that spent when the depreciated infrastructure was built.

35 It is important to highlight that despite the minimal condition for sustainability requiring a financial capacity for performing replacement investments, in a minimum amount equivalent to the QRR, the distributor keeps the decision of how much, when, how and where to invest. Therefore, the dealer, which has the best information in the distribution system, continues with the management to maximize service quality, spending the minimum possible.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

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135.      Whereas the scenario where the EBITDA is positive however inferior to the Investments is called “Negative Flow”, representing the generated cash and the remaining after the payment of operational expenses of the company is not enough even to replace the part of the depreciated production assets, and let alone to serve the interests of debt.

Figure 14 – Distributor with Negative Flow of Activity (Case 2)

136.      Next, we analyze if this annual flow of the activity is compliant with the endebtedness of the company. More precisely, if the annual flow of activity is enough to pay, at least, the cost of the company debt (interests on the debt). In a positive case, the company shows a minimum sustainability condition, according to the following expression:

Operational Generation of Cash – Replacement Investments – Debt Interests ≥ 0

Where:

Operational Generation of Cash: Profits before Interests, taxes, Depreciation and e Amortization (LAJIDA) adjusted by credit balance of Provisions, Volunteer Demission Plans (PDV) and Recovery of Expenses above 1% of the Net Operational Revenue.

Replancement Investments: Regulatory depreciation expense, ascertained by the Regulatory Reintegration Quote (QRR) inflated by the IGP-M; and

Debt Interests: (Net Bearing Liabilities36 +/- Regulatory Assets and Liabilities) x (1.11 x SELIC)37.

36 For regulatory purposes, the Net Debt corresponds to Loans, Financing and Debentures added to delayed and renegotiated Sector and Tributary Equities, Actuarial Deficit, Mutual liabilities with related parts, Payable Derivatives, Regulatory Liabilities and Supply and Purchase of Electric Energy for Short-term Resale, deducted from Financial Assets, composed by the Cash sum and Cash Equivalents, Temporaty Investments, Receivable Derivatives, Regulatory Actives and Receivable Credits from the CDE Fund.

37 SFF/ANEEL ascertained, in September 2014, the average interest rate of 111% of CDI for the distribution  segment for indexed fundings to CDI. In this methodology, Selic was considered as the recurring reference of CDI cost.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

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137.      This minimum sustainability condition is reflected in the following index, which allows a comparison of the capacity of distributors honoring their minimum commitments:

Net Debt                                                                                    1

                                                                                                                            ≤

        [EBITDA adjusted – Replacement Investments]                   1,11 x SELIC

138.      Advancing regarding the interpretation of the formula, its result reflects how many times the principal of the company debt (short and long term stock) is higher than the annual flow of activity. The smaller the result of the division, the smaller the relative difference between the annual flow of activity and the debt, and, therefore, the higher its capacity to honor commitments.

139.      In this racionale, if the division predicted by the index results in an index higher than 1 / (1.11 x SELIC), the company does not create wealth enough to invest and honor the annual interests anuais. I.e., the annual costs with debt charges are higher than the annual flow of the activity (EBITDA – Investments).

Figure 15 – Distributor with interests inconsistent with the Flow of Activity (Case 3)

140.      On the other hand, an index equal or inferior to that level suggests that the wealth created every year by the company will be enough to invest and pay, at least, the annual interests of their debt.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

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Financial Expenses
Investments
Operational Expenses
Revenue
Commitments
Operational

Figure 16 – Distributor with interests consistent with the Flow of Activity (Case 4)

141. It is important to note that the application of this methodology presupposes the existence of Net debt (Net Debt > 0). In case the commitm owed by the distributor are inferior to the resources already available, to analyze their sustainability, it is enough to evaluate if the flow of activity is than zero.

Investments
Operational Expense
Financial Revenue
Operacional
Revenue
Commitments

Figure 17 – Distributor with Net Cash and Positive Flow (Case 5)

142.      This condition shows a lower risk of breach of duties, and, consequently, of descontinuity, although it may result in less rentability38.

38 Endebtment, in the context of optimum capital structure, is one of the ways of obtaining entrepreneurial effectiveness.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 37 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

Figure 18 – Sustainability Levels

III – 2.3.2.3. Consequences to the breach of de economic-financial sustainability parameters

143.  After defining the duty, it is equally necessary to define the consequences for its breach. This is because the traditional supervision response – to impose administrative fines, does not represent a regulatory-contractual management solution for a company in Economic and Financial difficulty record of accomplishment.

III – 2.3.2.3.1. Support of controller partners

144.      In case the distributor does not perform the activity with enough effectiveness to cover their minimum commitments, they will need external resources to honor those commitments – capital from third parties or the capital of partners themselves.

145.      The first option, through the contrating of new loans or financing, would result in increase of their levereging and consequently the degree of risk at the point of view of lenders who start charging increasingly higher interests – known as the “snowball” effect.

146.      This condition of unsustainability tends, therefore, to worsen and the progressive default of duties, resulting, frequently, in a reduction of investments and of expenses with maintenance, whose consequences may take some years to be completely observed.

147.      For this reason, it is necessary to create a prudencial regulation for the distribution segment, under which the entrance of a dealer in an unsustainable record of accomplishment is interrupted immediately by the support of controller partners, at least estabilizing the situation until the dealer promotes structural Provisional Measures necessary for the reestablishment of their balance.

39 Also known as ESA – Equity Support Agreement.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 38 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

148.      The same racionale subsidizes a key tool used by creditors in contracts of financeproject in the Electric Sector: the Commitment of Capital Subsidy (CAC)39 of partners, when necessary to the satisfaction of the principal duty, exemplified by the following Clause extracted from the contract of the Brazilian National Bank of Economic and Social Development (BNDES)40:

11.7 SUPPORT TO SHAREHOLDERS

THE SHAREHOLDERS as prescribed in the SHAREHOLDERS SUPPORT CONTRACT, will have the duty to subsidize through payment of capital in money and in a proporcional way to their share participation in the BENEFICIARY, the necessary resources to cover eventual insuficiencies or global budget accruals of the PROJECT; or, even, to supply insufficiency of resources for the fulfilment of the RESERVE ACCOUNT OF THE ONLENDING and the RESERVE FCO ACCOUNT. (Emphasis Added)

149.      By the way, the tool of the Commitment of Capital Subsidy has been largely used in the Brazilian business environment to make projects in several sectors feasible, such as the building of roads41 and even the construction of a stadium for the 2014World Cup.

150.      To this end, it is proposed that one of the conditions for the extension is that the controllers are committed, at the moment of the signature of the agreement, to subsidize capital to the dealer each year when there is violation of minimum economic and Financial sustainability parameters defined by ANEEL, in the necessary amount to reach the minimum sustainability condition in that fiscal year:

CLAUSE SEVEN - ECONOMIC AND FINANCIAL SUSTAINABILITY

[...]

Subclause One – The breach by the DISTRIBUTOR of minimum Economic and Financial sustainability parameters defined in the ANEEL regulation will imply, without prejudice of  other supervision actions and according to ANEEL regulation:

[...]

III – the requirement for capital subsidies from  the CONTROLLER PARTNER(S), in amount sufficient to attend the minimum sustainability condition, according to described by Clause Thirteen.

40 The site of the bank (http://www.bndes.gov.br/SiteBNDES/bndes/bndes_pt/Institucional/Apoio_Financeiro/Produtos/Project_Finance/), shows further detail about the guarantees used in financing related to the project. Last access: 17/05/2015.

41 “The increase in capital will be used as a guarantee for credit in road bids”, Valor Econômico, 29/07/2013. Available at: http://www.seinfra.ba.gov.br/exibe_noticia_banco.asp?id_noticia=9406. Last access on: 17/05/2015.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 39 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

CLAUSE THIRTEEN – COMMITMENTS OF THE CORPORATE CONTROLLER

[...]

Subclause Four - THE CONTROLLER PARTNER(S) is irrevocably committed to, severally, subsidize every year in the dealer, under way of social capital investment in cash or  equivalente of cash, the total of the insuficiencies that may occur due to the dealer not attending the minimum Economic and Financial sustainability parameters predicted in Clause Seven, until 180 days, counted from the end of each social exercice.

151.      As well as in the financings related to projects, after new dealer agreements, this mecanismo will perform the key role in the regulatory environment. Its application will contribute for the Economic and Financial situation of dealers amd their preservation along the next thirty years, giving privilege to the appropriate service rendering and the default in the Sector.

152.      It is importante to highlight that this command only details in a higher degree of commitment what the Regulator expects from the controller, as they already sign the agreements in force as intervening consenting, being responsible for the duties assumed as dealer.

153.      Therefore, this larger contractual detail regarding the controller becomes especially importante as ANEEL identified, along the last years, the existence of economic groups with strong situation that did not offer the necessary support to distributors.

154.      For this reason, the minutes of the new dealer agreement predicts still the following consequence for the eventual breach of commitments assumed by the controller:

CLAUSE THIRTEEN – COMMITMENTS OF THE CORPORATE CONTROLLER

SubClause Six – The breach in their duties predicted for the CONTROLLER PARTNER(S) in this AGREEMENT may limit their participation(s) and their corporate group in new undertakings of the Electric Sector, as prescribed by ANEEL regulation and other sectorial norms.

155.  After all, if the controller’s economic-financial situation hinders it from complying undertakings entered in a dealer agreement, it would also hinder the economic-financial sustainable commitment to new projects, putting at risk the quality of expansion, supply safety and the quality of the service already rendered or to be rendered.

III – 2.3.2.3.2. Restriction to the distribution of the distributor’s resources where their partners are undergoing financial straits

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 40 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

156.      As a consequence of the Regulator’s requiring from the controller their effective and timely support to the distributor undergoing financial straits by transferring sufficient annual capital to at least prevent the situation from worsening, it is natural to put a temporary limitation on the dealer’s distribution of dividend to the partners.

157.      This is a relevant observation, as ANEEL has identified throughout the last years cases of power utilities with poor operating and economic-financial parameters in place, which maintained an aggressive policy of dividend distribution.

158.      To the extent that in 2013, ANEEL conditioned the approval of recovery plans for the eight power utilities acquired by the Energisa group to the temporary limitation of dividend distribution. Via Official Resolution n. 4.463/2013, ANEEL set forth that Celtins and Cemat should request prior approval to distribute dividend above the legal minimum amount (art. 3).  In the case of Enersul, CNEE, Bragantina, EDEVP, Caiuá and CFLO, the distribution of dividend that exceeds the legal minimum amount was conditioned to the ratio Net Debt and Profit Before Interest, Taxes, Depreciation and Amortization (EBITDA), below or equal 3.5 (three point five) times (sole paragraph of the same article).

159.      Another example within the Power Sector is the systematic application of the same constraint by creditors of finance project agreements, as per a clause comprehensively applied by BNDES:

“…not to distribute dividend without the prior authorization from BNDES, which stands above the minimum obligatory amount nor the payment of interest on net equity.”

160.      To this same end, under the light of best international practices, in the United Kingdom, since 2004, the Office of Gas and Electricity Markets (OFGEM) implemented the same regulatory consequence called ‘cash lock up’42 47, blocking any type of dividend distribution to  partners should there be any sign of loss of investment at any level.

42 47 “OFGEM - Standard conditions of the Electricity Distribution License – 1 April 2015”, available at: https://epr.ofgem.gov.uk/Content/Documents/Electricity%20Distribution%20Consolidated%20Standard%20Licence%20Condition %20-%20Current%20Version.pdf. Último acesso em: 18 de maio de 2015.

Part C: Circumstances that trigger the provisions of Part D

41.6 The following paragraphs of this Part C Sep Oct each of the circumstances in which the licensee must not, except with the Authority’s consent, enter into or complete any transaction of a type described or referred to in Part B except in accordance with the provisions of Part D below. […]

41.9 The circumstance described by this paragraph is that the licensee holds an issuer credit rating that is BBB– by Standard & Poor’s Ratings Group or Fitch Ratings Ltd, or is Baa3 by Moody’s Investors Service Inc. or BBB (low) by DBRS Ratings Ltd or any of its affiliates, or is such higher issuer credit rating as may be specified by any of those credit rating agencies from time to time as the lowest investment grade issuer credit rating, or is an equivalent rating from another agency that has been notified to the licensee by the Authority as of comparable standing for the purposes of standard condition 40 (Credit rating of the licensee), and:

(a)      the rating in question is under review for possible downgrade; or

(b)     the licensee is on Credit Watch or Rating Watch with a negative designation;  or, where neither sub-paragraph (a) nor (b) applies:

(c)      the licensee’s rating outlook, as specified by any credit rating agency referred to in this paragraph 41.9 which at the relevant time has assigned the lower or lowest Investment Grade Issuer Credit Rating held by the licensee, has been changed from stable or positive to negative. […] Part D: Restricted Category 3

41.12 Where any of the circumstances described or referred to under Part C applies, the licensee may not, without the consent of the Authority following the licensee’s disclosure of all material facts, transfer, lease, license, or lend any sum or sums, asset, right, or benefit to any Associate of the licensee except by way of any of the following transactions:

(a)           a payment properly due for any goods, services, or assets in relation to commitments entered into before the date on which the relevant circumstance under Part C arose, and which are provided on an arm’s length basis and on normal commercial terms; or

(b)           a transfer, lease, license, or loan of any sum or sums, asset, right, or benefit on an arm’s length basis, on normal commercial terms, and where the value of the consideration due in respect of the transaction in question is payable wholly in cash and is paid in full when the transaction is entered into; or

(c)           a repayment of, or payment of interest on, a loan that is not prohibited by paragraph 41.2 and which was contracted before the date on which the relevant circumstance under Part C arose, provided that such payment is not made earlier than the original due date for payment in accordance with its terms; or payments for group corporation tax relief calculated on a basis not exceeding the value of the benefit received, so long as the payments are not made before the date on which the amounts of tax thereby relieved would otherwise have been due.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 41 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

161.      The same strategy was adopted to regulate Brazilian banking – recently, Banco Central “has been given powers to halt the distribution of dividend by banks that fail to follow the rules for minimum capital”43 46.

162.      According to OFGEM, “The protections, our ring fencing license conditions, are designed to protect consumers, but they do this in large part by providing important protection to lenders and bondholders against the risk of imprudent financing or distribution decisions. They are central to our primary objective to protect the interests of current and future consumers and we will not hesitate to enforce them if necessary”44.

163.      Likewise, in 2006, OFWAT (Water Services Regulation Authority) followed the same steps as OFGEM and included into their regulatory framework the same tool45:

“OFWAT recently announced that it intends to increment licenses to include ‘cash lock up’: to prevent a regulated company from paying dividend or making other external payments if the amount on company’s invoice is almost at the investment level or lower (Utility Week, 15 September 2006). According to OFWAT, the objective is to ensure that the additional leverage risk is backed by consumers. OFWAT confirmed this and affirmed that: “The principle behind cash lock up is to maintain the agent’s liquidity, i.e. to have access to capital (in order to carry out their capital investment program) when investment level is threatened. This is attained by imposing cash payment restrictions as the agent’s dividend and of other companies of the group. [...] There is a similar provision in place in the energy licenses and we are developing our provision based on this actor (e-mail date October 2006)”

43 46 “BC               may halt bank pode           barrar     dividendo             de           banco”, Valor      Econômico,          04           de           março                de           2013,     disponível             em: http://www.valor.com.br/financas/3029760/bc-pode-barrar-dividendo-de-banco

44 Document OFGEM “RIIO-ED1: Draft determinations for slow track electricity distribution companies – Financial issues”, of 30 July 2014, p. 10: “2.28.. Available at: https://www.ofgem.gov.uk/ofgem-publications/89072/riioed1draftdeterminationfinancialissues.pdf. Last visited on: 15 May 2015.

45 “A Guide to Understanding Water Company Accounts - Produced for the Consumer Council for Water”, p. 11. at: https://www2.le.ac.uk/departments/law/research/cces/documents/Guide_to_Understanding_Water_Company_Accounts_Oct06.pdf. Last visited on 17 May 2015.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 42 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

164.      Likewise, to prevent the incremental leverage risk from being wrongly transferred from dealers to Brazilian consumers, it is proposed that companies outside the regulatory level should be restricted from distributing dividend, as follows:

CLAUSE SEVEN – ECONOMIC AND FINANCIAL SUSTAINABILITY

[...]

Sub-Clause One – If POWER UTILITY fails to comply with minimal parameters of economic and financial sustainability set forth under ANEEL regulation, it will imply in the following actions, without prejudice to other monitoring actions and according to ANEEL regulation:

I               – The impossibility of distributing dividend or paying interest on net equity, the value of which jointly and individually exceeds the legal minimum amount, until regulatory parameters are restored.

II              – The acceptance of a restrictive regime of insider agreements; and

[...]

165.  In order to ensure the efficiency of the provision, dealers will incorporate it to their by-laws to ensure alignment to the corporate laws and compliance by the Administrators, as set forth below:

Sub-Clause Two – A POWER UTILITY undertakes to maintain in their bylaws during the effectiveness of the concession provisions set forth under item I of Sub-Clause One e pela Sub-Clause Eight of Clause Two [restriction to pay dividend due to operational failure].

166.      The aforementioned provision ensure the self-application of this new regulatory tool aligning the performance of both the controlling partners and Administrators to ANEEL regulation. Therefore, noncompliance of minimum requirements by the dealer will have a quick ‘real time response and will halt further grievance.46

167.      Finally, the restriction to enter new agreements by the related parties is important to ensure that resources are actually retained by the dealer.

168.      In conclusion, it should be noted that the important repercussion presented under this chapter, e.g. requirements to transfer capital from the controlling parties and the consequent restriction imposed on the dealers to distribute dividend to their partners can easily be avoided by the dealer merely by complying with minimum economic and financial sustainability requirements. Even companies that do not have this track record will have the requirements waived once their self-sustainability is restored.

46 Unlike traditional sanctioning mechanisms, such as fines that frequently are submitted to administrative and judicial disputes typical of this type of proceedings, so the effective response to regulatory violation can takes years before it materializes.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 43 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

169.      Therefore, it creates regulatory tools that are more efficient in guaranteeing that adequate service will be provided to consumers by triggering them in situations when supplying is at risk. To this end, although these are efficient tools, the ideal situation is to have them operate and an incentive whereby power utilities will decide to maintain adequate economic-financial parameters instead of doing so because of external more restrictive requirements imposed on their management.

III – 2.3.2. EXTENSION METRIC CONDITIONED TO SUSTAINABILITY

170.      The effectiveness of the economic-financial management measure by indicators that calculate   the dealer's ability in meeting their commitments in a sustainable manner is the second of the five criteria assessed by Government when extending the duration of a concession, as per Decree that governs this process (art. 1, paragraph 4).

171.      Compliance with this criterion, according to the same article, can met by the dealer in five years starting in the following calendar year after the addendum to the agreement is entered.

172.      In relation to this time frame, the Decree defines that it will implement “yearly goals defined by continuous improvement guidelines, established based on the highest figure between limits to be defined by ANEEL (Brazilian Electricity Regulatory Agency) and indicators calculated for each dealer for the previous calendar year when the dealer agreement or the addendum were entered”.

173.      To this end, in order to determine annual goals as set forth under the Decree, ANEEL devised the methodology presented in item III – 2.3.2.2 of this  Technical Note for the period ended September 2014, as follows47:

47 In order to obtain a sensitivity analysis of the sensitivity of companies in relation to the requirement of agreement addendum, EBITDA was calculated in alignment with the methodology exposed in the draft of the agreement addendum (expense adjustments to the Voluntary Dismissal Program (PDV), Provisions and Recovery), but also by the 12 (twelve month) average between Oct/2011-Sep2012, Oct/2012-Sep/2013 and Oct/2013-Sep/2014 in anticipation of obtaining recurring values. For the first period, Adjusted EBITDA was suffered inflation by the General Market Price Index between Oct/2012 and Sep/2014, and for the second period between Oct/2013 and Sep/2014. For companies Boa Vista and Cemig-D due to high variability, only the 2012/2013 and 2013/2014 cycles were considered. Finally, there are is no available data in relation to power CEA and CERR. To calculate interest, Para o cálculo dos juros, Selic at 12.75% a.a. was considered. With a 111% spread, it results in a cost of 14.15% a.a.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 44 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

Table 2 –Economic-financial situation of power utilities with agreements due by 2017

Million R$	Net Debt	Adjusted EBITDA	Reposition Investments (QRR)	Net Debt / (EBITDA - QRR)	EBITDA - QRR - Interest
Cocel	(6.2)	6.8	2.2	n/a (Net Cash)	n/a
Demei	(5.6)	4.0	0.7	n/a (Net Cash)	n/a
DME-PC	(113.0)	11.6	5.1	n/a (Net Cash)	n/a
Muxfeldt	(6.6)	2.6	0.3	n/a (Net Cash)	n/a
Nacional	(32.2)	22.4	4.8	n/a (Net Cash)	n/a
Santa Maria	(7.2)	29.9	6.2	n/a (Net Cash)	n/a
Sulgipe	(6.6)	9.6	3.4	n/a (Net Cash)	n/a
Uhenpal	(0.3)	2.9	0.7	n/a (Net Cash)	n/a
Edevp	0.5	32.4	6.3	0.0 x	n/a
Chesp	2.2	7.4	1.9	0.4 x	n/a
Mococa	15.8	17.9	3.5	1.1 x	n/a
Cflo	4.6	5.6	1.7	1.2 x	n/a
Cpee	24.2	21.1	3.5	1.4 x	n/a
Cspe	27.6	25.2	5.2	1.4 x	n/a
Sta Cruz	85.5	54.4	10.9	2.0 x	n/a
Ienergia	2.5	2.7	1.4	2.0 x	n/a
Panambi	11.8	4.2	1.0	3.6 x	n/a
Cooper.	9.7	4.7	2.0	3.6 x	n/a
Jaguari	39.4	12.0	2.4	4.1 x	n/a
EMG	305.2	82.0	23.1	5.2 x	n/a
ENF	46.7	11.7	5.1	7.1 x	(0.1)
Urussanga	2.6	1.1	0.8	7.8 x	(0.0)

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 45 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

Million R$	Net Debt	Adjusted EBITDA	Reposition Investments (QRR)	Net Debt / (EBITDA - QRR)	EBITDA - QRR - Interest
EEB	160.6	27.0	7.1	8.1 x	(2.9)
Celesc-D	751.4	273.1	180.4	8.1 x	(13.6)
Caiuá-D	93.8	20.6	9.9	8.7 x	(2.5)
Cemig-D	5.887.0	1.254.3	642.0	9.6 x	(220.8)
Copel-D	1.275.0	430.2	315.5	11.1 x	(65.8)
Eletrocar	33.4	2.9	1.0	18.1 x	(2.9)
Cepisa	1.019.8	60.7	25.9	29.3 x	(109.5)
Forcel	5.6	0.3	0.3	292.6 x	(0.8)
Ceb-D	467.8	8.2	56.5	Flx Neg.	(114.4)
Celg-D	1.509.1	61.2	130.7	Flx Neg.	(283.1)
J. Cesa	1.3	(0.0)	0.1	EBITDA Neg.	(0.3)
Boa Vista	157.6	(59.7)	7.7	EBITDA Neg.	(89.7)
Eletroacre	199.7	(82.4)	14.5	EBITDA Neg.	(125.2)
Ceal	499.6	(25.0)	45.3	EBITDA Neg.	(141.1)
Ceron	851.3	(97.6)	26.8	EBITDA Neg.	(244.9)
Ceee-D	1.085.2	(258.5)	102.0	EBITDA Neg.	(514.1)
Manaus	2.211.8	(377.1)	13.7	EBITDA Neg.	(703.8)

174.      Based on the diagnostics of the distribution segment, ANEEL defined the following path to reach minimum economic and financial sustainability within five years:

Figure 19 – Self-Sustainability Path by 2020

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 46 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

175.      In year 1 - 2016, it is allowed for minimum condition to be ensured via capital transfer without any additional requirement. From year 2 onwards – 2017, cash generation must be positive. From year 3 onwards - 2018, cash generation must be both positive and sufficient to cover reposition investments. From year 4 onwards - 2019, cash generation must be positive, sufficient to cover reposition investments and part of the cost of debt. Finally, from year 5 onwards - 2020, the company’s cash generation must be compatible with reposition investments and cost of debt, reaching minimum economic-financial sustainability.

176.      It should be noted that also according to the Decree, noncompliance with any annual limit of the continuous improvement path for two consecutive years or by five years will result in the extinction of the concession, as set forth under article 4.

177.      This will not affect the regular consequences provided for in the dealer agreement, addressed in the previous item, e.g. requirement of annual capital transfers by the controlling partners and restrictions to the dealer distributing dividend to their partners.

178.      Due to the gravity of these new agreed upon consequences, reliability of financial information is even more significant. Therefore, the agreement require that annual regulatory financial statements must: (i) be signed by the CEO, CFO and responsible accountant; (ii) enclose the opinion of the Independent Auditor in relation to the Monthly Standardized Balance Sheet (BMP) and the Quarterly Information Report (RIT) for the month of December every year; and (iii) enclose the opinion of the Fiscal Council comprising at least one third of its members with a track record in finance or accounting.

179.      In conclusion, the goals defined for the next five years aim at bringing the dealer with extended agreements towards the path of economic and financial sustainability, whereby they will consequently have the necessary resources to provide the service to society.

III – 2.4 –ECONOMY-RELATED CLAUSE

180.      The Brazilian power distribution segment has a series of characteristic that create market strength for companies that hold concessions (for example, the monopoly granted by the public service concession regime). Due to the market strength, power utilities do not have full autonomy to define tariffs charged to users. If that were not the case, consumers would be at risk of paying higher tariffs than they should here would be a risk.

181.      Until the ‘80s, the preferred solution to set prices for sectors with the same characteristics as the distribution segment was by regulating cost. In sum, this model was the calculation of tariffs considering operating costs practiced by companies – subject to some manner of control – added of remuneration on the invested capital. Remuneration calculations considered a return tax attractive enough for investing in the sector.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 47 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

182.      The two main problems identified via this approach were low incentive to effectiveness gains and investment incentives. The consequence of this sector framework was higher tariffs. As an alternative, literature then recommended two regulating models, i.e. lowest price bidding process competition can select agents that can realize lower costs and the necessary investments to provide the service and regulation by incentives. In the former case. In the latter model, tariffs are built to include incentives mechanisms to provide services at the lowest cost possible.

183.      The chosen model for the Brazilian power distribution sector, like in a vast majority of countries, was the regulation of incentives. One of the main reasons for choosing this model is the uncertainty associated with the forecast, and in the Dealer Agreement, of all the contingencies and estimated obligations throughout the concession period. In case it is not possible or not desirable to define a priori in details every obligation of the dealers throughout the concession period, which may extend to 30 year, the risk involved in a bidding process (that considers the lowest price as a criterion) is very high. The result would be collecting the premium of an excessive risk, thus excessively encumbering the consumer.

184.      One source of uncertainty is the strong presence of public policies for the distribution sector, keeping in mind the externalities that affect all the economy. A recent example was the Light for All program, the objective of which was to speed up the globalization process of the power distribution service, given the obvious externalities that access to electric power yields. Another example is the growing focus on energy effectiveness policies for society over the last years. These public policies have significant effect on power utilities and cannot be a priori described in detail in the Dealer Agreement.

185.      There are also change effects on the other segments of the power chain. Changes made to how energy is contracted, for example, highly impacted the cost of electricity for power utilities over the last years due to the number and complexity of agreements, lower management capability when hired and their own management of energy purchase agreements. This implies in medium and long term lower cost predictability and a higher rate of certainty.

186.      Finally, the preferences of society can change over time. For example, the approach about service quality can increase or decrease. The demand for higher quantity, for example, implies higher costs. The very perception of quality can change. In this case, it would not be desirable to break down in the agreement the level of quality of the service for 20 or 30 years in the future, for example.

187.      Experience shows that price regulation can foster greater flexibility and adaptability to these changes and at the same time promote service effectiveness and quality improvement, as well as ensuring the necessary attractiveness for investors. The challenge in drafting a dealer agreement in the regulation context of incentives is to balance these three elements: flexibility, incentives and economic attractiveness.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 48 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

188.      The current dealer agreement was successful in attaining the balance of these elements. It is noted that when it was drafted it clearly intended to define a period (tariff cycle) where tariff adjustment rules would be quite rigid, providing a comprehensive description of all elements associated to the calculation and at the same time of tariff revision rules and flexible X Factor, where the regulating agency would be responsible for regulating the subject matter.

189.      However, the lack of flexibility of the tariff adjustment rules led to the need of drafting different addendums over the last 20 years. There were amendments due to changes on how energy is contracted in order to correct the undesired effects of the parametric formula, or to further clarify the right to compensation of regulatory assets or liabilities, to mention but a few. Furthermore, the new sector charges and manners of hiring energy that were not provided for under the current agreement led to the need to adjust how the tariff adjustment would be carried out over time .

190.      In relation to a more flexible tariff revision rule, the very nature of the problem makes it a necessity. As well as improved service quality, tariff revision and Z Factor definition is the means by which the consumer benefits from the system when they enjoy totally or partially effectiveness and productivity gains observed in the distribution sector. Thus, regardless of the approach adopted in the tariff revision, it must fulfil this role.

191.      Is it possible to define a priori the means of measuring and transferring the gains to consumers? The experience of ANEEL and of most countries that adopted a model of incentive regulation shows that it is not possible for two major reasons. The first reason is that tools that measure effectiveness and productivity gains are constantly evolving. Literature does not define which are unequivocally superior. Secondly, reality can greatly change. In Brazil (and in many other countries) important changes constantly take place in the macroeconomic and sector scenario. This can turn a certain tariff revision methodology obsolete over time.

192.      However, we believe that the tariff revision clauses and X Factor can be improved to impart less flexibility and higher level of safety to companies. This occurs because the current rules have few guidelines of how ANEEL should behave in the tariff revision process, its goal, parameters to be followed, etc. Portion B is currently defined as “remaining portion of income” and X Factor is a percentage to be subtracted from the General Market Price Index in tariff adjustments.

193.      Thus, the conclusion is that despite the current dealer agreement was successful in its role, it is possible to advance in two major aspects: (1) greater flexibility and adaptability in tariff adjustment calculations, and (2) lower flexibility and clearer definition of the tariff revision goals and X Factor.

194.      Furthermore, the experience with applying the current rules has pointed to areas that require improved definition and dealer agreement rules. For example, the Technical Area understands that there is no technical justification to exclude income considered for the purpose of tariff adjustment of income ensuing from the excessive demand and excedente de reativo, as they would be tariff income. Moreover, Irrecoverable Income has a tariff component that would be correctly defined in the calculation of Portion A.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 49 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

195.      Based on the guidelines that will charter the rafting of new economy-related clauses of the dealer agreement, we are hereunder presenting a breakdown of the amendments to the proposal.

III – 2.4.1 - IMPROVEMENT OF ECONOMY-RELATED CLAUSES

196.      This subsection addresses amendments to the economic-related clauses in effect based on the following format: (i) the sub-clause in effect is transcribed; (ii) amendments, exclusions and insertions are justified; and (iii) the new proposal is presented.

197.      The focus is placed on the current Clause Seven of the Dealer Agreement, called Applicable Tariffs to Service Rendering, but will be firstly presented in the amendment of Sub-Clause Five of Clause One, which affects the economic-financial system of providing public power distribution service.

Sub-Clause Five of Clause One

DEALER accepts that the exploitation of providing public power distribution service which it detains will be carried out as a priority public utility function, undertaking to only perform other commercial activities that will be accounted for in separate, as prescribed, and conditions set forth in their own regulations, and provided income  is partially earmarked to propitiate the modicity of  power tariff service, which will be considered in the revisions addressed under Clause Seven of this Agreement. Until their own regulation is in place as provided for under this Sub-Clause, performing other commercial activities will depend in the prior authorization of ANEEL.

198.  The new proposal for drafting the agreement excludes the provision of tariff treatment and earmarking income from other activities, transferring this provision to Clause Seven with the pertinent amendments.

POWER UTILITY accepts that the exploitation of providing public power distribution service which it detains will be carried out as a priority public utility function, undertaking to only perform other commercial activities that will favor affordability as prescribed, and conditions set forth in legislation and ANEEL regulation.

Clause Seven – Main Section of the Contract

DEALER will charge tariffs approved by ANEEL and as per this Contract for providing public power distribution service.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 50 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

199.                  No amendments.

Sub-Clause One

DEALER may charge tariffs below the value approved by ANEEL, provided such reduction does not imply in later claims for compensation to ensure the recovery of financial-economic balance and provided the terms and conditions under Sub-Clause XXXX of Clause Two are complied with.

200.  We propose a small adjustment to the text in order to clarify the option of the power utility to grant discounts to their consumers in relation to the tariff authorized by ANEEL.

POWER UTILITY may grant discount to tariffs approved by ANEEL, provided reductions to not imply in paying posterior compensation in relation to the recovery of the economic-financial balance under Sub-Clause XXXX of Clause Two48 are complied with.

Sub-Clause Two

DEALER acknowledges that tariffs presented in Appendix I, together with the adjustment and revision rules described herein are sufficient on DDMMYYYY, (date of the original agreement) in order to maintain the economic-financial balance of this Agreement.

201.      The text was adjusted to make the tariff considered on the date when the agreement was entered effective, as authorization granted by ANEEL during the last tariff process. This avoids tariff change in a period under one year inferior and ensures the ongoing relationship of price with consumers without hindering regular tariff transfer mechanisms.

202.      Furthermore, the term “adequate service rendering” was included. In other words, dealer acknowledges that the defined tariff is sufficient for adequate service rendering, according to the quality requirements provided for under this Dealer Agreement. This condition is implicit in the current agreement, where it is wise to explain it to ensure clarity between the agreement’s economic-financial balance and the obligation to meet the quality requirements.

48 In the current Agreement, reference is made to the Sub-Clause of Clause Two that reads as follows: “In the exploitation of the power distribution public service which is the subject matter of this agreement, PUBLIC UTILITY will provide isonomic treatment, including in relation to tariffs, to their users, complying with criteria set forth by Sector norms”. We propose that this Sub-Clause will be effective with the following wording: “In the exploitation of the power distribution public service which is the subject matter of this Agreement, POWER UTILITY will provide isonomic treatment, including in relation to tariffs, to their users, according to ANEEL regulation”. This proposal enables ANEEL to interpret isonomy in relation to commercial and operating management policies of the power utilities, which can bring future benefits to concession consumers and ensure full isonomy, i.e. policies to halt losses, theft or delinquency, for example.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 51 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

203.      The term ‘tariff repositioning” was also included to the agreement in a more general scope, where it can refer to regular adjustments and revisions and extraordinary revisions.

POWER UTILITY acknowledges that tariffs in effect on the date when this Addendum was entered, together  with tariff repositioning rules, which include annual adjustment mechanisms and the revision described hereunder are sufficient to the adequate rendering of services and to the maintenance of the economic-financial balance of this Agreement.

Sub-Clause Three

The value of tariffs addressed under this Clause will be adjusted on an annual basis, according to legislation and regulation in effect and supervening, 1 (one) year after the “Previous Reference Date”, which is defined as follows:

I               – During the first adjustment, the date when the original Dealer Agreement is entered, and (Align each agreement).

II              – During the subsequent adjustments, the effective date of the last adjustment or revision that replaced it, according to provisions under this Clause.

204.      Sub-Clause was redrafted to define the anniversary date in replacement of the Previous Reference Date, which is now addressed under the Sub-Clause that provides for the adjustment parametric formula. It also explains that tariffs are adjusted annually, but it is not applicable in revision years, which have their specific rules provided for in posterior sub-clauses.

205.      The new nova sub-clause allows for the redefinition of a new date for the agreement anniversary as of the determination of the first adjustment. This new date will respect the minimum 12 (twelve) month interval since the las tariff process to alter the tariffs in effect. The first tariff adjustments after the extension of the concession will observe the dates of tariff revision established under Appendix IV.

Tariffs in effect will be adjusted on an annual basis as of DDMMYYYY, except in the years where ordinary tariff revision takes place, as per agenda set forth under Sub-Clause XXX – revision date – of this Clause.

Sub-Clause Four

Adjustment frequency addressed in the Clause may occur in a period under 1 (one) year if allowed for by legislation, in this case complying “Previous Reference Date” and “Reporting Period” to the new determined frequency.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 52 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

206.      We propose the exclusion of the Sub-Clause. Any amendment to this end implies in the necessary contractual amendment, ruling lacks effectiveness.

Sub-Clause Five

For tariff adjustment purposes, DEALER’s income will be divided in two parts:

Portion A: Portion of income corresponding to the followings costs:

(i)    Purchase of power due to “Reference Market”, which includes amount of power ensuing from own distributed generation enterprises.

(ii)      Connection and use of power transmission and distribution facilities.

(iii)     Sector Charges: Global Reversion Reserve (RGR); Fuel Consumption Account (CCC); Power Services Surveillance Tax (TFSEE); with the Electric System National Operator (ONS); with the Financial Compensation for the Use of Water Resources (CFURH) for power generation purposes, where applicable; with the System Service Charges (ESS), with the Energy Development Account (CDE); with Research and Development (P&D); with the Energy Efficiency Program (PEE); with the Reserve Energy Charge (EER).

Portion B: Remaining amount of the DEALER’s income, excluded PIS/PASEP, COFINS and ICMS, after deduction of Portion A.

207.      The Sub-Clause was amended based on the concepts under Portion A and Portion B, which are applicable to all repositioning and not only to adjustments, where the description of the calculation of the value of each portion is included in Sub-Clause Six. The new definition enables the calculation of adjustments to cost deviation, notably in Portion A.

208.      Furthermore, this Sub-Clause incorporates a more comprehensive definition of costs, which was previously treated exhaustively in Sub-Clause Six, which weakened the Agreement in the face of innovation in the purchasing of energy of sector charges. Innovation also reflects the regulatory practice of stacking agreements to value energy loss, which evolved in relation to terms originally entered by the very inclusion of new purchasing modalities.

209.      Portion B concept was explained, encompassing the nature of costs addressed by tariff revision processes, i.e. operating costs and capital costs for the distribution segment, where depreciation expenses, including depreciation expenses . The current clause defines Portion B as “remaining income portion”.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 53 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

210.      Finally, the new text proposes the consideration of irrecoverable income as an item of Portion A, the regulatory percentage of which would be defined in the ordinary tariff revision processes, similar to what occurs with energy loss levels. This amendment enables that the financial volume equivalent to the efficient regulatory percentage vary annually due to tariff fluctuation. Therefore, the risk associate with tariff variations that is not manageable by the owner of the concession is mitigated.

For the purpose of Tariff Repositioning, POWER UTILITY income, excluded PIS/PASEB (Social Integration Program – Civil Servant Savings Program), COFINS (Social Security Financing Tax) and ICMS (State Value Added Tax), and will be divided into two parts:

Portion A: Portion of income corresponding to the following cost items:

i. “Sector Charges”; ii. “Purchased Power”; iii. Connection and Use of Power Transmission and/or Distribution Installations Costs; and iv. Irrecoverable Income

Portion B: Portion of income associated with operating and capital costs, including depreciation expenses of the power distribution segment, as set forth under ANEEL regulation.

Where:

Portion A – Sector Charges: Portion of POWER UTILITY income earmarked to meet the obligations associated to the Power Services Surveillance Tax (TFSEE); to the Electric System National Operator (ONS); to the Financial Compensation for the Use of Water Resources (CFURH) for power generation purposes, where applicable; to the System Service Charges (ESS), to the Energy Development Account (CDE); to Research and Development (P&D); to the Energy Efficiency Program (PEE); to the Reserve Energy Charge (EER) and other public policies for the power sector defined in the supervening.

Portion A – Purchased Energy: Portion of the POWER UTILITY’s income associated to the purchase of power, including those ensuing from its own distributed generation to supply their consumers and other distribution agents and dealers, added to power losses of the distribution and transmission system and subject to transfer limitations set forth by ANEEL regulation.

Portion A – Connection and Use of Power Transmission and/or Distribution Installations Costs: Portion of the POWER UTILITY’s income associated to the prudent agreementing of amounts used in the transmission and distribution systems, and connection points or outsourced hiring to be paid by the POWER UTILITY, according to ANEEL regulation..

Portion A – Irrecoverable Income: Portion of the POWER UTILITY’s income associated to the residual portion considered improbable recovery, consumer non-payment of their grid, subject to tariff recognition via efficiency analysis, calculated for the product between the gross income and regulatory percentages from irrecoverable income, as set forth by ANEEL regulation.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 54 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

Sub-Clause Six

Tariffs approved in the ‘Previous Reference Date’ will be adjusted to recover the DEALER’s Income ensuing from applying the average Tariff Adjustment Index (IRT), defined as follows:

VPA1 + VPB0 x (IVI ± X)

IRT = –––––––––––––––––––––––

RA0

Where:

RA: Reference Annual Income, for the supply and use of distribution systems considering n tariffs approved on the ‘Previous Reference Date’ and the ‘Reference Market’, excluding PIS/PASEP, COFINS and ICMS, called ‘Reference Income’.

Annual Supply Income: Calculated based on supply tariffs approved in ‘Previous Reference Date’ and power consumption and demand for capacity billed to captive consumers, excluding  PIS/PASEP, COFINS and ICMS, and not considering income from excessive active or reactive capacity.

Annual Supply Income: Calculated based on supply tariffs approved in ‘Previous Reference Date’ and power consumption and demand for capacity billed to other dealers of distribution, licensees and authorized, excluding  PIS/PASEP, COFINS and ICMS, and not considering income from excessive active or reactive capacity

Annual Income from the Use of Distribution Systems: Calculated based on tariffs form the use of distribution systems approved in ‘Previous Reference Date’ and power consumption and demand for capacity billed to free consumers, self-producers, other distribution dealers, licensees, authorized companies and generators connected to the distribution grid, excluding PIS/PASEP, COFINS and ICMS, and not considering income from excessive active or reactive capacity.

Reference Market: Comprised of the quantities of power and billed capacity demand to meet the needs of captive consumers, free consumers, self-producers, other dealers of distribution, licensees and authorized companies, as well as quantities of power and capacity contracted for the use of distribution and generation systems by generators during the reference period.

Reporting Period: 12 (twelve) months prior to the adjustment month

IVI: Index number obtained by the division of IBGE’s IPCA indexes, or the index that will replace it, of the previous month to the date of adjustment being processed, and the month before the ‘Previous Reference Date’. If there is no substitute index, ANEEL will determine the new index to be adopted.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 55 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

X: Value determined by ANEEL, according to Sub-Clause Eight of this Clause, to be subtracted from or added to IVI.

Power Losses to the Distribution System: Treatment to be determined to power losses during the regular tariff review.

Purchased Power: Volume of power and capacity purchased to supply captive consumers and to supply other power utilities during the reporting period, added of: (i) power losses to the distribution system, which are divided into technical and commercial losses; and where applicable, (ii) losses associated to the Itaipu transfer e Basic Grid losses.

VPA0: Vale of “Portion A” considering the conditions in effect in “Previous Reference Date” and “Reference Market”, calculated as follows:

(i)            For purchased power: Amount of Purchased Power valued at the mean transfer price considered in the adjustment or in previous revision.

(ii)          To connect transmission and/or distribution systems, values considered in the adjustment or previous revision, and for the use of transmission and/or distribution systems, capacity demand contracted in the reporting period, valued by the respective tariffs considered in the adjustment of previous revision.

(iii)         For the other items of “Portion A”: Values ensuing from the application of tariff components corresponding to the respective items in effect in the ‘Previous Reference Date’, at “Reference Market”.

VPB0: Value of “Portion B” considering conditions in effect in ‘Previous Reference Date’ and “Reference Market’, calculated as follows:

VPB0 = RA0 - VPA0

VPA1: Value of “Portion A” considering conditions in effect in the date of adjustment being processed and ‘Reference Market’, calculated as follows:

(i)            For power purchased via agreements entered prior to Law 10.848/2004: The transfer price of each agreement in effect on the date of adjustment being processed will be applied to the amount of power in each agreement, verified in the reporting period, limited to the amount of power that can be provided by that same agreement over the 12 (twelve) following months.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 56 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

(ii)          For power purchased via agreements entered after Law 10.848/2004: The mean price of agreement transfer for purchasing power under the main section of art. 36 of Decree 5.163, of 2004, authorized by ANEEL until the date of adjustment being processed, weighted by the respective contracted volumes for delivery over the 12 (twelve) following months, applied to the amount of Purchased Power minus the amounts mentioned in the previous item (i).

(iii)         For use of transmission and/or distribution systems: Amounts of demand of capacity contracted in the reporting period, valued by respective tariffs in effect on the data of adjustment being processed.

(iv)         For other items in “Portion A”: Values in effect on the data of adjustment being processed.

211.      The new text provides better clarity on the tariff repositioning formula. The old text implied that the tariff repositioning index would be applied to all the company’s tariffs. However, the repositioning index actually represents income variation. Each tariff will vary according to their cost composition. Tariffs that had a higher participation in Portion B, for example, will undergo a greater change in there is a greater change of this income.

212.      The proposal considers yet that there are other sources of income to cover costs that exceed market billing via tariff, such as CDE, connection charges, etc. Within a 30 year timeframe it is possible that new sources will be in place to cover costs. Therefore, we recommend to check ANEEL regulation to see how income will be addressed in the adjustment processes. Moreover, the possibility of financial calculations provided for in the definition of the DEALER’s income portions avoids confusion that is presently in place for the IRT concepts and the mean effect for the consumer.

213.      Amendments also addressed (i) removing the agreement from the forecast of excluding income yielded by excessive demand and reactive in calculating Reference Annual Income, so this income is treated directly in the billed market or according to specific sub-clause included and justified at the end of this subsection; (ii) more generic and summarized definitions of Reference Market, Reference Annual Income, Previous Reference Date; (iii) reference to the definition of X Factor for specific Sub-Clause that addresses the subject matter; and (iv) change to the index of prices of the General Market Price Index agreement for IPCA, aligned with other concession agreements.

214.      In relation to item (i), as mentioned in the previous section, the calculation of the economic-financial balance should consider all sources of income and cost. Therefore, it makes no sense to disregard tariff calculations from the aforementioned income.

215.      In relation to item (iv), we believe that the IPCA is a more comprehensive price index than the IGPM, which is used in practically every concession agreement entered over the last years and it is the index used for monetary policy purposes. Therefore, it is technically the most adequate.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 57 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

216.      The definition of Portion A provides for the possibility of considering adjustments and forecast of its values. The objective is to explain the possibility of considering financial components that aim at neutralizing the differences observed between values of the last tariff adjustment and costs incurred with items of Portion A, such as Compensation Account of the Variation of Values of Portion A Items (CVA), Over-hiring, etc. In practical terms, the financial components are classified as items of Portion A.

217.      It should be noted that these adjustments and forecasts are not provided for VPB. There are many reasons for this fact. The main reason is that because it is not a model of service cost, it makes no sense to compare Portion B billed income   with typical costs of the distribution sector. Moreover, risks associated with costs and market variations over the tariff cycle are allocated to power utilities. Therefore, the consideration of Portion B financial components would deviate the model’s objective.

218.      Does this mean that the risk for dealers with substantial market and/or cost variation is limited? No, it does not, considering that the same agreement provides for the institution of Extraordinary Tariff Revisions (RTE) with the goal of mitigating this risk, as will be discussed herein.

219.      Finally, the most important amendment proposed to calculate the Value of Portion B (VPB). The current agreement provides for Portion B being calculated by the difference between billed income and the VPA0, which addresses Portion A costs defined under the previous tariff adjustment updated for market conditions verified in the adjustment being processed. Due to changes to the level and market structure, “Portion A billed income” resulting from the product of Portion A tariff components by the market may not coincide with the costs. The thirds amendment to the concession agreements neutralized this effect in terms of sector charges. Since then, differences between costs and income do not show a clear trend as positive or negative. The parametric formula under the Provisional Measure that is based on the billed income for the previous tariff process perpetuates this effect until tariff revision. Therefore, the only effect of the current formula is to introduce a non-manageable risk to the dealers.

220.      Therefore, we propose for the value of Portion B to be calculated based on the product from the respective tariff components and the billed market, added of other income earmarked to cover Portion B costs. The effect of this Provisional Measure is the reduction of risk for the concession owner with potential affordability in market growth scenarios. It should be noted that because there are other income sources considered in the calculations of Portion B variation. The proposal is described below.

Tariffs approved under “Previous Reference Date” will be adjusted due to the application of the average Tariff Readjustment Index (IRT) to Reference Annual Income, defined as follows:

 ������������= ������������+������������ (������������−����)

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 58 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

��������

Where:

RA: Reference Annual Income, calculated based on tariffs approved on the "Previous Reference Date" and the "Reference Market", including other income earmarked to cover costs of Portion A and Portion B, according to ANEEL regulation and excluding PIS/PASEP, COFINS and ICMS.

Previous Reference Date: Date of the last Tariff Repositioning.

Reference Market: Comprised by amount of power and voltage demand billed during the “Reporting Period”.

Reporting Period: 12 (twelve) months prior to the adjustment month.

IVI: Index number obtained by the division of IBGE’s IPCA indexes, or the index that will replace it, of the previous month to the date of adjustment being processed, and the index considered in the Tariff Repositioning.

X: Value established by ANEEL, as per Sub-Clause Ten.

XXX – definition of X – under this Clause, to be subtracted from IVI.

VPB: Value resulting from applying the corresponding tariff to the items that comprise “Portion B” in effect on the ”Previous Reference Date”, to the “Reference Market”, added of other resources, to cover Portion B costs.

VPA: Value of “Portion A”, considering conditions in effect on the date of adjustment in processing, and the "Reference Market”, where it may include adjustments and forecasts, as set forth under ANEEL regulation.

Sub-clause Seven

ANEEL, according to the schedule presented in this Sub-clause, will proceed with the reviews of the values of the rates applicable to the provision of electric energy services, amending them to more or less, considering the changes in the cost and market structures of the CONCESSIONAIRE, the levels of the rates observed in peer companies in the national and international context, and the stimuli to efficiency and to the moderateness of the rates. These reviews will follow the following schedule: the first review will take place one year after the fourth annual readjustment authorized, as provisioned in Sub-clause Three of this Clause; after this first review, the subsequent reviews will take place every 4 (four) years.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 59 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

221.      The new proposal aligns the definition of tariff revision to the regulatory practice and objectives set forth under this Agreement. The proposed text meets the objective addressed in the previous section, providing greater flexibility to the tariff revision process while defining tariff revision objectives, e.g. to stimulate effectiveness gains with views at affordability and quality improvement. In that Portion B is comprised of operating costs and capital cost, the methodologies that define both items in tariff revision processes must clearly establish the mechanisms that will stimulate dealers to reach the established objectives.

222.      For e reasons presented in the previous sections, that tools employed to calculate tariff revision will not be described in depth in the Agreement, which is described in the ANEEL regulation. No however, the concept of effectiveness stimulation is comprehensive enough to address all relevant aspects to build the tariff revision methodology. For example, it is natural to think that the calculations of efficient capitals costs should consider all investments realized efficiently and the levels of return rate sufficiently attractive. Thus, higher investments required to provide the service should not be considered. Moreover, low capital remuneration rates or above capital cost are also not considered efficient in Provisional Measure, as they are not conducive to an efficient level of investments.

223.      Furthermore, it is proposed to standardize the tariff period at five years between the revision processes. The current sub-clause was expanded into to sub-clauses, where the first presents the concept and the second the deadlines. Dates proposed for the first tariff are presented in Appendix IV of this Technical Note.

Sub-Clause N - POWER UTILITY income will be periodically repositioned at a higher or lower level via ordinary tariff revisions of “Portion B” costs, considering effectiveness stimuli, including quality improvement and tariff modicity as per ANEEL regulation.

Sub-Clause N+1 - Ordinary tariff revisions will follow the following timeframe: the first revision will be carried out in YYYY and the subsequent revisions will be carried out every 5 (five) years after the first aforementioned year.

Sub-Clause Eight

In the tariff revision process established under the previous Sub-Clause in IVI variation or its replacement, for subsequent annual adjustments as described under Sub-Clause Seven of this Clause. For the first 4 (four) annual adjustments the value of X will be zero.

In the tariff revision process established under the previous Sub-Clause, ANEEL will establish X values, which will be subtracted from or added Sub-Clause Seven of this Clause. For the 4 four) annual adjustments X value will be zero.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 60 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

224.      The proposal presented by the technical area aims at improving the definition of X Factor by aligning its scope to the regulatory practice, which enables tariff revision to provide the definition of a formula to measure X values on an annual basis, a Provisional Measure that is more adequate to establish the types of incentives mechanisms that carry out the regular follow up of the dealer’s performance.

225.      The amended version also enables the X Factor to provide for the compensation of incentive mechanisms for energy effectiveness that affect the dealers’ market.

Ordinary tariff revision processes, the values or the formula to calculate X will be determined with the purpose of transferring to consumers productivity gains observed in the power utility sector and results ensuing from incentive mechanisms, as per ANEEL regulation.

Sub-Clause Nine

ANEEL may at any time carry out the tariff revision in order to maintain the economic-financial equilibrium of this Agreement without prejudice to adjustments and revisions subject matter  under the previous Sub-Clauses of this Clause in case of significant changes to the DEALER’s costs, including changes to the costs involved in purchasing power and charges related to the connection and se of power transmission and distribution installation that may be approved by ANEEL during the period upon dealer’s request, duly proven.

226.      The amendment proposal addresses the explicit mentioning of efficient costs related to the power utility activity, noting that extraordinary revisions are not applicable to situation of ineffective rendering of service. Furthermore, the requirement where the agent must request revision is waivered, given that under critical situations the Agency would be responsible to carry out the revision process should the owner the of the concession fail to do so. Finally, admissibility requirements are set forth under the Agreement: significant impact, unpredictability and waiver of the Power Utility’s.

227.      We believe that admissibility requirements are grounded on clear technical justification. Firstly, unpredictability criteria and waiver of the Power Utilities’ responsibility show that the RTE handles events that lead to income imbalance and/or the company’s poorly managed costs. Furthermore, in that the event that caused the unbalance must be significant, this means that their effects must be absorbed by the companies, but not restrictively. The existing risks is the factor that causes the sector’s capital risk greater than a book value asset risk. However, adjustment mechanisms, revision and RTE usually decrease the sector’s capital cost to a lower level that that of companies’ operating in competitive markets.

ANEEL may at any time, considering the level of cost efficiency, carry out extraordinary tariff revision in order to reestablish the economic-financial equilibrium of this Agreement, without prejudice to ordinary tariff repositioning provided for under the previous Sub-Clauses of this Clause, in case of changes to the costs of the POWER UTILITY duly proven and significant, unpredictable and that do not ensue from the latter’s action or omission thereof.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 61 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

Sub-Clauses Ten and Eleven

Sub-Clause Ten – In compliance with Par. 3 of art. 9 Law 8.987, of 1995, excepted income tax, the establishment, modification of extinction of any legal tax or charge after this Agreement is entered, provided their impact is duly proven, will lead to tariff revision, to a higher or lesser level.

Sub-Clause Twenty One – In the case of tariff revision event provided for in the previous Sub-Clause taking place after the “Previous Reference Date”, which occurred due to changes other than those mentioned under Portion A, at the adjustment provided for under Sub-Clause Six, after the application of the IRT, tariffs may be based on the same percentages applied to those revisions.

228.  Addendum proposal addresses the exclusion of the aforementioned proposal. Technical area understands that these clauses provide for the specification of rights implicit under the extraordinary tariff revision clause in the sector legislation of general legislations that provides for public service concessions. Those stipulations do not need to be addressed under the agreement and there is no reason to rule on the tariff effect of applying the IRT,

Wavering the cost structure that is the pillar for the tariff structure methodology practiced by ANEEL.

Sub-Clauses Twelve to Fourteen

Sub-Clause Twelve – Should any of the DEALER’s consumers become a self-producer or be serviced by another power utility, the former may charge specific tariffs set forth by ANEEL for the use of their grid, which will be determined to ensure the equivalence of the values of their installments of service tariffs, corresponding to the grid involved in transporting power and to the charges and compensation under the consumption segment responsibility, provided for the under legislation.

Sub-Clause Thirteen – Tariffs related to the use of distribution systems will be adjusted according to specific parametric formula, considering their respective cost component.

Sub-Clause Fourteen – Tariffs related to the use of distribution systems by free consumers and those used by captive consumers will be treated equally, including charges and compensation therein.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 62 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

229.  Technical area proposes to replace these sub-clauses with a more comprehensive text that will leave tariff issues to be governed by ANEEL regulation, whereby practice and regulatory knowledge will be better aligned. The amendment is conducive to stand-alone discussions of tariff revision methodologies and tariff structure, which will lead to a more dynamic tariff performance if there would be technical justification and modification for such.

Income ensuing from tariff repositioning will be broken down into tariffs that will be charges from users of the grid via tariff structure methodology set forth by ANEEL.

Sub-Clause Fifteen

DEALER will not charges power consumers, under any pretext, amounts that exceed those approved by ANEEL.

230.    Minor amendment that does not change the content.

DEALER will not charges power consumers, under any pretext, amounts that exceed those approved by ANEEL.

Sub-Clause Sixteen

DEALER undertakes to obtain the required power to provide their consumers at the lowest effective cost among the available options. Where applying adjustments and revisions provided for under this Clause, transfer limits, tariffs, and freely negotiated price to purchase power will be observed, as provided for under ANEEL regulation and legislation in effect.

231.                    Sub-Clause amended to improve the text.

DEALER undertakes to obtain the required power to provide their consumers at the lowest effective cost among the available options, subjecting cost transfer limits of Purchased Power of tariff repositioning events, as per ANEEL regulation and legislation in effect

Sub-Clause Seventeen

In the case of unilateral amendment to the Dealer agreement that affects the initial economic-financial equilibrium, duly proven by POWER UTILITY, ANEEL will enforce the required Provisional Measures to reestablish it as of the date of effect of said amendment.

232.      No amendments to the Sub-Clause.

Sub-Clause Eighteen

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 63 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

In the tariff revision and adjustment process, DEALER is ensured neutrality of “Portion A” Sector Charges related to any market variance that might take place as of February 2010, corresponding to the following costs: Global Reversion Reserve (RGR); Fuel Consumption Account (CCC); Energy Development Account (CDE); Incentives Program for Alternative Power Sources (PROINFA); System Service Charges (ESS), Reserve Energy Charge (EER); Power Services Surveillance Tax (TFSEE); contribution to the Electric System National Operator (ONS); Financial Compensation for the Use of Water Resources (CFURH), considering monthly differences calculated between billed amounts for each item in the reporting period and amounts of the tariff adjustment or revision, duly remunerated based on the same index used to calculate Compensation Account of the Variation of Values of Portion A Items (CVA).

233.  Under the new proposal for amendment the concept of neutrality is more generic, making the provision less rigid, which is presently vulnerable due to the creation of a new charge for the sector. Furthermore, it is possible to comply with all items under Portion A, thus reducing the risks for power utilities to suffer market effect on their billing. The new approach also explains that neutrality should be considered when adjusting Power Utility, income affecting Portion A.

ANEEL may provide for neutrality for Portion A cost items that will be considered in the POWER UTILITY cost adjustments under Sub-Clause XXX – clause that defines Power Utility income - of this Clause.

Inclusion of new Sub-Clauses to Clause Seven

234.      We proposed including Sub-Clause that ensure the calculation of Portion A and financial components in the years where ordinary tariff revision will take place based on rule identically applied to adjustments.

In the years where ordinary tariff revisions take place, “Portion A Value” will be applied, as per Sub-Clause Four of this Clause.

235.      We proposed including a Sub-Clause that enables reverting Other Income, both to adjustments and ordinary revisions, as well as income yielded from activities typical to the business that are not generated from the billed market in the application of the use or energy, i.e. billing reactive excess or billable services. As previously discussed, the concept of economic-financial equilibrium only makes sense if all income and expenses are observed.

Income made by POWER UTILITY while performing other business activities that are called Other Income, or activities not considered in “Annual Reference Income” can be totally or partially reverted to the affordability in ordinary tariff repositioning, as per ANEEL regulation.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 64 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

236.      Law 12.783, of 11 January 2013, in art. 7, sets forth as a requirement to extend concession the criteria of operational and economic rationale. The subject matter was enforced under article 1, § 6, of Decree 8.461/2015, as follows:

§ 6 – Compliance with the operational and economic rational criterion under item III of the main section by dealers whose markets are below 500 GWh/year will consider technical, economic and operating parameters, as well as the structure of markets service by dealers of the same size and status, observing other provisions set forth by legislation and regulation in effect, where the following will be observed:

I               – discount of Tariff to Use the Distribution System granted by providers to receivers, will be reduced at twenty percent on a yearly basis after the concession extension; and

II              – after five years as of concession extension da concession, any changes to tariffs derived from the application of the abovementioned technical, economic and operating will be made progressively to ordinary tariff revision processes.

237.      Presently, tariffs for dealers whose markets are less than 500 GWh/year already consider the abovementioned parameters and the market structure of dealers with the same size and status. This is because tariffs defined in tariff revision processes, together with tariff revision mechanism, consider the specificities of all areas of concession, including those whose market is below 500 GWh/year.

238.      Therefore, for example, loss of economy of scale is transferred to consumers supplied by small size concessionaries because the lack of scale is modeled as an intrinsic complexity of the concession area, determined by Government. This is how the matter is currently treated by ANEEL, as there was no legislation in place to govern the distribution segment in terms of providing an operational and economic rational criterion. With Law 12.783/2013, at least in relation to power utilities that underwent the concession extension process, this regulation must be amended as a legal requirement. And the regulation of the matter under Decree 8.461/2015 reflects this trend. Paragraph 6, as noted, establishes that at the starting point of the addendum to the dealer agreement, the regulation will consider the technical, economic and operating parameters, and the structure of the markets supplied by dealers of same size and status. Therefore, we understand that the tariff revision and adjustment rules in effect comply with provision under the main paragraph 6, whereby it is not necessary to make any additional imposition when granting extension of concession.

239.      However, items I and II of § 6 provide for more restrictive conditions to be progressively imposed during the effectiveness of the extended concession. Item I provided for new conditions related to defining Portion A, which should be enforced by the fifth year after concession extension, where item II authorizes more restrictive conditions to define Portion B, where ordinary tariff revision processes occur as of the fifth year after concession extension.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 65 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

240.      Presently, concessionaries whose market is below 500 GWh/year are granted supply tariff discounts that since 2013 are subsidized by CDE. The purpose of this discount is to mitigate to consumers of those dealers tariff impacts cause by the aforementioned loss of economy of scale. In other words, part of the over cost from loss of economy of scale is subsidized by other Brazilian consumers via CDE.  With the provision under item I these discounts will be reduced to 20% A.A., where they will fall to zero starting on the fifth year after concession extension. On other words, the provision terminated supply tariff discounts and defines that this should be done progressively based on the values in effect when the extension is granted. Therefore, we recommend to include the following clause to the Dealer agreement. Amendments recommended to the Decree aim at better clarity of the provision.

Discount granted to the Tariff to Use the Distribution System on the date of concession extension, granted by suppliers to receivers will be reduced at twenty percent a.a., as of the first tariff adjustment after concession extensions and will be null after the fifth year of the tariff adjustment.

241.      The second change refers to the “technical, economic and operating parameters” considered in tariff calculations for concessionaries with a market below 500 GWh/year. Item II provides for changing the tariffs practiced for these dealers after five years when the extension was granted, due to changes on those parameters, which will no longer be restricted to “structure of markets supplied by e dealers of the same size and status”, as provided for under Paragraph 6. In other words, parameters considered in Portion B tariff calculations after the fifth year subsequent to the concession extension date will not necessarily be restricted to conditions experienced by small size dealers, particularly their loss of economy of scale.

242.       As concession extension enables the owner of the concession to terminate the concession if they consider the proposed conditions excessively restrictive, it makes sense no to model scale ineffectiveness as a complexity of the concession area to be borne by local consumers. It should be noted that ANEEL will govern this provision and may or may not change these parameters after that period. The provision also establishes that tariff impacts ensuing from that change may progressively affect consumers after the fifth year of concession extension in ordinary tariff revision processes. We recommend amending the dealer agreement to reflect item II of § 6, including the need for ANEEL to enforce this matter.

After five years after the concession extension date, any changes to tariffs caused by the application of technical, economic and operating parameters will occur progressively in ordinary tariff revision process, as per ANEEL regulation.

III – 2.5 – OTHER IMPROVEMENTS

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 66 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

243.  The agreement draft also provides for some improvements and updating of the other clauses. Notably, those that address the improvement of facilities, where the dealer is obliged to adopt better sector practices and applicable norms, especially in relation to the operation, maintenance and planning of the power system and modernization of facilities that were included under Clause Two – Conditions to Render Public Service.

IV – LEGAL BASIS

244.  Decree 8.461, of 2 June de 2015; Decree 2.335, of 6 October 1997; and Law 12.783, of 11 January 2013.

V – CONCLUSION

245.  Based on the facts presented hearing, the conclusion is that a public heading must be held in order to obtain additional facts and information to improve the amendment draft to the power distribution dealer agreement to extend concession.

VI – RECOMMENDATION

246. We recommend that the Board of Directors study this technical proposal in order to call for a public hearing.

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 67 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

ACÁCIO ALESSANDRO RÊGO DO NASCIMENTO	DAVI VIDAL RÔLA ALMEIDA
Regulation Expert - SFF	Regulation Expert - SRD

EDUARDO HIROMI OHARA	GABRIEL MOREIRA PINTO
Regulation Expert - SFF	Regulation Expert - SFF

HÁLISSON RODRIGUES FERREIRA COSTA	HERMANO DUMONT VERONESE
Regulation Expert - SRM	Regulation Expert - SRM

HUGO LAMIN	LEONARDO MENDONÇA OLIVEIRA DE QUEIROZ
Regulation Expert - SRD	Regulation Expert - SRD

MARCELO MACIEL TINANO	PAULO FELIX GABARDO
Administrative Analyst - SCT	Regulation Expert - SRM

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

(Page. 68 of Technical Note n. 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL)

Agreed:

IVO SECHI NAZARENO

Superintendent for Concessions, Permits and

Authorization of Transmission and Distribution

RENATO BRAGA DE LIMA GUEDES

Superintendent for Surveillance of Power Services Proxy

SIDNEY MATOS DA SILVA

Superintendent for Economic Surveillance Proxy

CARLOS ALBERTO CALIXTO MATTAR

Superintendent for Regulation of Distribution Services

JÚLIO CÉSAR REZENDE FERRAZ

Superintendent for Economic Regulation and Market Studies

* The Technical Note is a document issued by the Organizational Units and is in place to provide assistance to the Agency’s decision making process.

Additional Technical Note of the GT of Concession Renovation

Celg D Resolution n. 285/15

Goiânia, October 21, 2015

Additional Technical Note

1 – Objective:

The objective of this Additional Technical Note is to update the information concerning the events occurred since the publishing of the Technical Note issued by the Work Group (WG), created by the Ceig D Resolution n. 285/15, from 07.16.15, which assessed the impacts for CELG D with the signing of the Amendment to the Power Utility Public Concession Contract, according to the minutes provided in the ANEEL Public Hearing (AP) n. 038/2015.

The referred Technical Note was approved by Ceig D Resolution n. 311/15 from 08.06.15 (Appendix I).

Due to the extension process dynamics of power utilities concessions, which involved a discussion among several players, such as, although not limited to, ABRADEE, TCU, MME, ANEEL and the agents of the power utility sector that have interacted along the process, sending contributions, issuing decisions and resources, besides reviewing the minutes initially provided by AP n. 038/15. It was necessary for the WG to present the issue to the Executive Board and the Celg D Board of Administration in different opportunities.

We list, for the record, the distinct presentations of the WG and the expressions of the Celg D Executive Board and Board of Administration:

(i)                             Since the publishing of the Ceig D Resolution n. 311/15, from 08.06.15, reports updating the concession extension process have been presented in all the Executive Board meetings;

(ii)                           08.13.15: appreciating the evolution of the subject by the Board of Administration – item 2.3 of the minutes (Appendix II);

(iii)                         08.31.15: appreciating the evolution of the subject by the Board of Administration – item 2.2 of the minutes (Appendix III);

(iv)                         10.08.15: approval by the Executive Board of the next steps in the concession extension process of Celg D – Resolution n. 377/15, (Appendix IV);

(v)                           10.09.15: approval by the Board of Administration of the next steps in the extension concession process of Celg D – Item 2.2 of the minutes (Appendix V).

 2 – History:

As provided for in the electric sector law (Laws n. 8.987/95 and n. 9.074/95) Celg D filed, on 07.06.12, CTA PR-1147/12, containing the request for extending their Concession, pursuant to Clause Three of the Concession Contract n. 063/2000.

Additional Technical Note of the GT of Concession Renovation

Celg D Resolution n. 285/15

On 10.15.12, based on ANEEL Decree n. 3.065/12, besides the provision on the Temporary Measure n. 579/2012 and in Decree n. 7.805/12, CELG D countersigned the request for extension according to CTA PR-1507/12.

On 01.11.13, with the publication of Law n. 12.783, it was established that the power utility concessions, achieved through art. 22 of Law n. 9.074/95, could be postponed for up to 30 (thirty) years, in order to ensure the continuity, the effectiveness of service rendering, affordability and meeting the criteria of operational and economic rationale.

With the publishing of Decree n. 8.461/15, from 06.02.15, the extension of power utility concession was regulated. Afterwards, ANEEL, in a previous board meeting on June 10, started the public hearing n. 038/15, aiming at obtaining the subsidies to improve the model of amendment to the concession contract for extension of power utility concession.

The Public Hearing n. 038/15 finished, on July 13, 2015, the deadline for receipt by the regulating agency, of contributions regarding the minutes of the amendment to the concession contract available.

Celg D’s Executive Board, as provided by Resolution n. 285/15, from 07.16.15, defined by the creation of a Work Group for the studies to be conducted and the Technical Note written down to evaluate the impacts of the signature of the Concession Contract, based on the minutes made available by the ANEEL Public Hearing n. 038/15.

The Work Group presented the Technical Note about the Concession Extension in the meeting of the Executive Board held on August 06, 2015, and it was approved by Resolution n. 311/15.

The Technical Note was sent to the Board of Administration on 08.07.15, aiming at the decision by the administration body.

On August 13, 2015, the Technical Note was issued on the 399th meeting of the Board of Administration. It established that a new presentation should be written, on the meeting programed for August 31, with the purpose of, already with the final version of the Amendment to the Concession Contract, supporting their decision of sending it to Celgpar and Eletrobras’ shareholders, besides them recommending the General Board Meeting, as provided by art. 121 of Brazilian Corporate Law.

On 08.26.15, ABRADEE sent to their members a second minutes of the Amendment to the Concession Contract received from ANEEL. Such minutes contained changes regarding the minutes that were made available by ANEEL itself in the Public Hearing n. 038/15, aiming at the received contributions along the process.

Between 08.26.15 and 08.31.15 ABRADEE held meetings with ANEEL aiming at contributing to the improvement of the second minutes of the concession contract.

On 08.31.15, on the 402th Celg D Board of Administration meeting a comparison of the text of the two minutes of the mentioned amendment was presented: (i) the version made available at the Public Hearing n. 038/15; (ii) that sent to ANEEL for the ABRADEE on the last 08.26 (Appendix VI); (iii) as well as the comments concerning the relevant points of the minute(s), according to the contributions sent by ABRADEE and by the Eletrobras Utility Companies throughout the Process of Public Hearing n. 038/15 (Appendix VII – comparing the two minutes).

Additional Technical Note of the GT of Concession Renovation

Celg D Resolution n. 285/15

In the Celg D Board of Administration meeting on 08.31.15 a document was written down consolidated sensitive points referring to the 2(two) contract minutes made available by ANEEL (Appendix VIII). Emphasis was given to the fact that the final minutes of the Amendment to the Concession Contract was still to be sent to the utilities to the granting power.

On September 04, 2015, Celg D received the 3rd (third) minutes of the Amendment to the Concession Contract, Sent again by ANEEL to ABRADEE, which sent it to their members (Appendix IX).

Aiming at facilitating the vis-a-vis check of previous minutes, enclosed herein the comparison between the minutes received on 08.26.15 and received on 09.04.15 (Appendix X).

On same meeting of the Board of Administration on 08.31.15, a legal opinion PR – APR – 001/15 was presented, from August 28, 2015 (Appendix XI), highlighting the procedures required for the approval of the concession contract minutes, giving emphasis to the need to call a Celg D Extraordinary General Meeting, as provided by art. 121 of Brazilian Corporate Law, to, ultimately, approve the signing of the contract by the company.

On September 09, 2015, in a TCU Plenary meeting, the Agreement n. 2.253/2015 was issued (Appendix XII), containing items that caused impact to the process of approval of concession extension. Some topics of the referred Agreement are highlighted:

a)      Item 9.1: revokes the precautionary measure that prevented MME and ANEEL from taking measures to sign the renovation of the concession contract;

b)      Item 9.5.2: send to TCU, 30(thirty) days before signing, the minutes of the concession contract already approved by ANEEL and by MME;

c)       Item 9.6: inform MME and ANEEL that the disposal of shareholding control after the beginning of declaration of obsolescence process is not compliant to the sector law (art. 6 of Law n. 8.987/95 and art. 7 of Law n. 12.783/13);

d)      Item 9.7: determine to ANEEL and to MME some changes in the contract minutes, in the following terms:

(i)    9.7.1: include provision disciplining a transitional period for the transference of the concession in case of termination or declaration of obsolescence;

(ii) 9.7.2: keep objective criteria of Decree n. 8.461/15, causing the termination of the concession, related to the ascertainment of service quality and of the economic-financial management, throughout the term of the contract;

(iii) 9.7.3: include a provision expressed about the electric loss so as to establish a commitment for its reduction to acceptable regulating levels;

e)      Item 9.8: determine to ANEEL that they previously regulate the extension of contracts (reducing uncertainty, increasing predictability and legal safety):

Additional Technical Note of the GT of Concession Renovation

Celg D Resolution n. 285/15

(i)       Criteria that imply the impossibility of distribution of dividends or payment of interest on equity capital (CL 2ª, Sub Cl 8);

(ii)    Minimum economic and financial sustainability parameters (Cl 7, Sub Cl 1);

(iii)    Minimum governance and transparency parameters (Cl 8ª, Sub Cl 1);

(iv)    Noncompliance that may limit the shareholder’s interest and that of its group of ventures in the electric sector (Cl 13, Sub Cl 6).

Afterwards, on September 24, 2015, on the 12st Extraordinary Public Meeting of the Board in 2015, ANEEL approved the reopening of the Public Hearing n. 038/2015, as provided by Technical Note n. 0360/2015-SCT/SFF/SRD/ANEEL, from 09.24.15 (Appendix XIII), which ended with the Vote of the Reporting Director André Pepitone da Nóbrega (Appendix XIV).

Therefore, the Brazilian Official Gazette (DOU), from 09.25.15, published a Notice of Reopening of the Public Hearing n. 038/2015 (Appendix XV). It aimed at collecting subsidies and additional information exclusively regarding the methodology for the application of objective criteria predicted by Decree n. 8.461/2015, causing the termination of the concession, regarding the ascertaining of service quality and economic-financial management, as provided by the determination 9.7.2 of the Agreement n. 2253/2015-TCU.

To this end, ANEEL supplied a text for debate in the Public Hearing proposing to add a Sub clause Fifteen, the Clause Twelve (Termination of the Concession and Forfeiture of bound Assets and Facilities), from the minutes of the amendment to the concession contract (Appendix XVI).

As an addition to the opening of the 2nd Stage of AP n. 038/15, on September 25, 2015,  ANEEL, with the approval of MME, opened bans of declaration regarding the decisions contained in the TCU Agreement n. 2.253/2105 (a document considered private and not made available).

The WG formed by Celg D Resolution n. 285/15 sent, on 10.02.15, suggestions for change in the text proposed for debate on the 2nd Stage of the Public Hearing n. 038/15 (Appendix XVII), that were partially heeded by ANEEL. Based on the WG evaluation and the preliminary meeting with the Directors held on 10.02.15, in the understanding of Celg D, the changes brought to the debate do not represent a change that may alter the recommendation of signature of contract minutes to be consolidated in those parameters.

On 10.08.15, the Executive Board approved the Ceig D Resolution n. 377/15, proposing, in the scope of the extension approval process of the power utility concession contract, a series of measures to prevent the next steps and needs for approval of acts of Celg D itself, as well as by Celgpar and Eletrobras shareholders.

Similarly, on October 09, 2015, the Celg D Board of Administration, decided about the issue sent by the Executive Board through Resolution n. 377/15, as provided by item 2.2 of the Board of Administration Meeting’s Minutes.

On October 14, 2015, the TCU issued the Agreement n. 2.520/15 (Appendix XVIII), which eased some points of the Agreement n. 2.253/15, towards enabling the approval of the final contract minutes.

Additional Technical Note of the GT of Concession Renovation

Celg D Resolution n. 285/15

ANEEL, on the 39th Ordinary 2015 Public Meeting of the Board, held on October 20, 2015, according to the Item 11 in question (Appendix XIX), approved the final version of the minutes of the amendment to the power utility concession contract, whose minutes is predicted to be published in the DOU on 10.22.15.

It is highlighted that on 10.13.15 and 10.19.15 presentations were conducted (Appendix XX) respectively to the Eletrobras Executive Board and the Eletrobras Board of Administration, with the purpose of leveling the information of the power utility extension concession process, as well as informing about the acts and procedures adopted by Celg D throughout the process.

3 – Legal Considerations:

On August 28, 2015, CELG D Legal Consultant, together with the Legal Supervision of the company, presented to the Board of Administration a legal opinion PR – APR – 001/15, where among other aspects the procedures required for the approval of the concession extension minutes were stressed, highlighting the need to call a Celg D Extraordinary General Meeting, as provided by art. 121 of the Brazilian Corporate Law, to, ultimately, approve the signing of the contract by the company.

Moreover, in such legal document, emphasis was given on several occasions to excessive discretion conferred to the Regulating Agency. It sent a series of provisions of the mentioned Amendment for future regulation, as well as the legal nature of such agreement, which is similar to the subscription contract, through which, in short, only one of the parties is responsible for, in this case ANEEL, establishing the conditions that will regulate the action of the power utility.

However, it is worth highlighting that such regulatory uncertainty was mitigated mostly by the recent decisions of the Accounting Court. Decisions set out in their Agreements 2.253 and 2.520, both from 2015 with the recommendation to insert the rules previous to the extension of the concession contracts in general, with the aim of reducing uncertainties in a term of 12 (twelve) months, increasing legal predictability and safety as stated below:

(i)                            Criteria that imply on the impossibility of distribution dividends or payment of interest on equity capital (CL 2, Sub clause 8);

(ii)                          Minimum parameters of economic and financial sustainability (Cl 7, Sub clause 1);

(iii)                        Minimum parameters of governance and transparency (Cl 8, Sub clause 1);

(iv)                         Noncompliance that could limit the participation of the controller and their group in the power sector undertaking (Cl 13, Sub clause 6).

Furthermore, during the Second Stage of the ANEEL Public Hearing 038/2015, such regulating body provided a text for the debate that ended in the addition of a Sub clause Fourteen, Clause Twelve (Concession Revocation and Forfeiture of Bound Assets and Facilities), of the minutes of the amendment to the concession contract.

4 – Conclusion:

Additional Technical Note of the GT of Concession Renovation

Celg D Resolution n. 285/15

Therefore, the WG created by Ceig D Resolution n. 285/15, as a complement to the Technical Note issued on August 05, 2015, understands that the Amendment to the Contract of Concession Extension, is supported on the tripod, quality, economic and financial sustainability and governance, meeting all the required conditions to be endorsed by administrators of the corporation. Moreover, it is worth highlighting that the moment such act should be established the economic and financial balance of the concession, which is characterized by the delivery of all the default certificates, whether fiscal or regulatory, is ensured.

5 – Next steps:

Considering the need for appreciation and vote of Celgpar and Eletrobras shareholders of the Celg D General Extraordinary Meeting, the prediction is that the process of approval of the final minutes of the amendment to the power utility concession contract shall follow these events:

  10.22 – Celg D: recommending the approval of the signing of the amendment to the utility concession contract in the Celg D Executive Board and Board of Administration meeting;
  10.22 – Celg D: sending the documents that recommend the approval of the signing of the amendment to Celgpar and Eletrobras shareholders;
  10.22 – Celg D: calling the AGE of Celg D to approve the signing of the amendment to the utility concession contract;
  Until 12.03: approval of the signing of the amendment in the AGE of Celgpar and Eletrobras shareholders;
  12.03 – Celg D: approval of the signing of the amendment in the AGE of Celg D;
  12.03 – Celg D, Eletrobras and MME: signing the amendment to the power utility concession contract.

Eduardo Vitoy	Eliana Kiyomi Adati Senju
João de Oliveira Junior	José Divino de Souza Santos
Karen Kajita Magalhães Pinto	Maurício Carvalho Mazzini
Rodrigo Madeira Henrique de Araújo	Sergio dos Santos Junior

APPENDIXES:

I.	Resolution n. 311/15, from 08.06.15, approving the Technical Note written by the Work Group created by Resolution n. 285/15;
II.	Board of Administration minutes from 08.13.15, with emphasis on the item 2.3 of the minutes;
III.	Board of Administration minutes from 08.31.15, with emphasis on the item 2.2 of the minutes;

                                Additional Technical Note of the GT of Concession Renovation

                                                                                                                                      Celg D Resolution n. 285/15

IV.	Resolution n. 377/15, from 10.08.15, approval in the Executive Board of the next steps in the Celg D extension concession process;
V.	Minutes of the Board of Administration from 10.09.15, with emphasis on the item 2.2, approving the next steps in the Celg D extension concession process;
VI.	minutes to the power utility concession contract sent by ANEEL to ABRADEE on 08.26;
VII.	file comparing the texts of the 2(two) minutes, AP n. 038/15 and minutes ABRADEE from 08.26.15, adding comments based on the observations made by the Eletrobras and ABRADEE power utilities throughout the process of AP n. 038/15;
VIII.	file with emphasis on the most sensitive points of the minutes of AP n. 038/15 and ABRADEE minutes from 08.26.15, consolidated at the 402th Meeting of the Celg D Board of Administration, on 08.31.15;
IX.	minutes of the power utility concession contract sent by ANEEL to ABRADEE on 09.04.15 – minutes C;
X.	file comparing the texts of the minutes of the concession contract sent by ABRADEE on 08.26.15 and 09.04.15;
XI.	Legal Opinion PR – APR 001/15, from August 28, 2015;
XII.	Agreement n. 2.253/2015 – TCU – Plenary, from 09.09.15;
XIII.	Technical Note ANEEL n. 0360/2015-SCT/SFF/SRD/ANEEL, from 09.24.15;
XIV.	Vote from the Reporting Director André Pepitone da Nóbrega, from 09.24.15;
XV.	Notice of Public Hearing Re-opening n. 038/2015, published on the Official Gazette (DOU), on 09.25.15;
XVI.	Proposal for a Debate on the 2nd Stage of the Public Hearing n. 038/15;
XVII.	Suggestion of change in the writing of Celg D for a text in AP n. 038/15 2nd Stage;
XVIII.	TCU Agreement n. 2.520/15 – Plenary, from 10.14.15;
XIX.	Item 11 of the Agenda of the 39th Ordinary Public Meeting of the Board of ANEEL;
XX.	Preliminary presentations for the Eletrobras Executive Board, on 10.13.15, and in the Eletrobras Board of Administration, on 10.19.15.

Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

Goiânia, August 05, 2015

Technical Note

1 – Objective:

The purpose of this Technical Note is to assess the impacts for CELG D in the signing of an Additive Term to the Agreement of Public Service Concession for the Distribution of Electrical Power of CELG D, in accordance with the draft available at ANEEL Public Hearing no. 038/2015 (Annex I). For such, a Work Group (GT, abbreviation in Portuguese) was created by CELG D Resolution no. 285/15, of July 16, 2015 (Annex II).

In this aspect, to attain the objectives established by the Work Group, this Technical Note will be divided into 6 (six) large segments.

Initially, a historical record will be made of the request for the renewal of the concession of CELG D in the light of the national legal system. Then, the issues relating to the quality of the service, the economic-financial sustainability, involving the performance of collection with the billing and corporate governance will be addressed.

Finally, the most relevant legal aspects that involve the Agreement of Concession will be examined, as well as, to conclude, the convenience and opportunity of the administrators of CELG D will be examined, signing the Agreement of Concession.

2 – History:

In accordance with the legislation of the electric sector (Law no. 8.987/95, of February 13, 1995, which provisions on the regime of concession and permission of public service provision established in art. 175 of the Federal Constitution; Law no. 9.074/95, of July 07, 1995 establishing rules for the granting and extension of concessions and permissions of public services; and subsequently Law No 12.783/13, of January 11, 2013, which provisions on the concessions of generation, distribution and distribution of electric power, on the reduction of sectoral charges and on the reasonable tariff; amending Laws no. 10.438 , of April 26, 2002, 12.111, of December 9, 2009, 9.648, of May 27, 1998, 9.427, of December 26, 1996, and 10.848, of March 15, 2004; revoking the provision of Law no. 8.631, of March 4, 1993); CELG D protocol with ANEEL, on July 05, 2012, CTA PR-1147/12 (Annex III), containing the request for the renewal of its Concession, object of Concession Contract no. 063/2.000.

The protocol generated Process no. 48500.004101/2012-97 (Annex IV).

With the publication of Decree no. 8.461/15, of June 02, 2015, which deals with the renewal of concessions for the distribution of energy, the extension for the concession of power distribution was regulated. As a result, ANEEL, in a meeting of the board of directors held on June 10, Public Hearing no. 038/15 initiated, through Technical Note no. 0175/2015 - TCS-SFE-SFF-SRD-SEM/ANEEL (Annex V), in order to obtain subsidies and additional information for the improvement of the model of the additive term to the Agreement of Concession for the extension of the concessions of power distribution based on Decree no. 8.461, of June 2, 2015.

1

Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

The expectation is that the regulatory agency should consolidate the draft of the contract still in the month of August, whereby the next step is the sending by the Ministry of Mines and Energy – MME, in the quality of grantor, of the draft to CELG D, which should occur in the second half of August.

Moreover, the Executive Board has determined the evaluation of the impacts of signing the Additive Term to the Concession Contract to the company until August 06, thus allowing the sending of the Technical Note to the Board of Directors on August 07, with views to be deliberated on August 14.

In this scenario, the basic rules that govern the renewal of the concession are substantiated by Decree no. 8.461, of June 2, 2015, which regulated the extension of concessions for the Distribution of Power provisioned by art. 7 of Law no. 12.783, of January 11, 2013, for thirty years. The extension will take place in order to meet the criteria established by the Grantor to improve the service provided to users.

The criteria to be met are: efficiency with regard to the quality of the service provided, efficiency with respect to the economic-financial management, operational and economic rationality and reasonable tariff.

The requirements mentioned above should have a special regime in the first five years and be evaluated by means of metrics for continuous improvement established by the Grantor, detailed in the Concession Contracts, whereby CELG D in this horizon, counted from the calendar year following the date of conclusion of the contract, has a deadline to comply with the targets set. In the case of failure to comply with any of the annual targets established, for two consecutive years or any of the targets at the end of the period of five years, the process of termination of the agreement of concession will begin.

It is important, therefore, that the Additive Term to the Agreement of Concession of CELG D is analyzed mainly focused on meeting the targets established by the Grantor in the items Quality of Service, Economic-Financial Sustainability, Corporate Governance and the Legal implications involved.

3. Quality of the Service:

3.1 History of Indicators of Continuity of CELG D:

a)      FEC (Equivalent Frequency of Interruption per Consumer Unit)

In the last decade, due to the financial situation experienced by CELG D, the efforts to reduce expenses increased and investments have fallen far short of the need of electrical system with direct effect on maintenance activities, and expansion and improvement of the system, which was far below necessary, resulting in the impairment of the quality of supply to its consumers.

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Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

In spite of this reality, the growth of the market of CELG D was generally above the national average, due to the significant growth of GDP of Goiás, normally superior to other units of the federation, which corroborated to degrade the quality of the services on the basis of stress to which its electrical assets were submitted, as well as the degradation of its performance.

This framework led to the frequency of sustained accidental interruptions of the networks of medium and high voltage to be very high. In 2013, we had 154,976 outages that have reached more than a consumer unit in the distribution networks of medium and low voltage. Therefore, in 2013, CELG D had a failure rate of 0.75 interruptions/kilometer of network/year only considering the network of medium and low voltage, while in 2014 this number was 0.77. These values are at a level much higher than that of other distributors.

Due to this fact the FEC in 2013 was 26.24 and in 2014 was 27.20.

 Maintenance actions in the medium voltage network are reducing the simple frequency of interruption and, consequently, the FEC, consistently from the end of 2014, as shown in the fluctuating average of the last 12 months below:

b)     DEC (Equivalent Duration of Interruption per Consumer Unit)

Over the past three years the DEC has been disproportionate in relation to the FEC, mainly as a result of the increase in the Average Time of Response in Emergency Services - TMAE that went from an average value from 3.66 hours in the triennial 2009/2010/2011 to 5.67 hours in the triennial 2012/2013/2014.

There are two fundamental reasons:

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Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

1.       The centralization of the Operation Center of distribution that occurred in 2012, without a staff structure in quantity and quality to allow it to operate effectively, a situation that continues to the present day. The current reality is that at certain times a single Operator controls the services of 22 (twenty-two) vehicles, while a reasonable number would be a maximum of 10 (ten) teams.

2.       Another basic weakness is the low productivity of the services of emergency assistance performed by outsourced teams, whose remuneration is made according to availability and not to productivity. This situation makes the average attendance of each team to be 3.77 occurrences per day, which is an extremely low productivity considering the average of other Distributors of similar complexity. This situation is aggravated by the recruitment of teams that are even more unprepared due to delaying legal measures imposed on the bidding of CELG D by a group of contractors.

These factors have led the DEC of CELG D from an average value of 22.62 in the triennial 2009/2010/2011 to an average value of 38.65 in the triennial 2012/2013/2014, therefore, an increase of 71%.

It should be stressed that this is the reason why the DEC has dissociated from the FEC in the last three years.

 The Average Time of Response in Emergency Services - TMAE has not shown any improvement since it has not been possible to restructure the COD in quantitative and qualitative terms, as well as the fact that there has been no change in the form of recruiting teams for on call duties. Consequently, the reduction of the DEC has not yet occurred, while remaining resistant to a level of 40 (forty) hours per year per consumer, as you can see in the fluctuating average of the last 12 (twelve) months.

3.2. Metrics conditioned to quality:

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Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

Decree no. 8.461/2015 provisions in its article 1 that the efficiency with respect to the quality of the service provided is one of the criteria to be met for the extension of the concessions of distribution. Paragraph 2 of Art. 1 determines that this criterion of efficiency should be evaluated by means of indicators that consider the frequency and the average duration of interruptions in the public service for the distribution of electrical energy, and that the indicators with such characteristics are the DEC (Equivalent Duration of Interruption per Consumer Unit) and the FEC (Equivalent Frequency of Interruption per Consumer Unit), established globally for each concessionaire.

The DEC and FEC indicators take into account both the disruptions of domestic origin and those of foreign origin to the distribution system. ANEEL considered that the external disruptions of the distributor were verified in a distinct manner from ordinary disruptions occurring in the supply so that the indicators to be evaluated, in this period of 5 (five) initial years of the contract after the extension of the concession, reflect the performance of the distributor in the provision of the service, i.e. the internal occurrences, eliminating the effects of external events.

Thus, to assess the efficiency with respect to the quality of service provided provisioned in Decree no. 8.461/2015, ANEEL has proposed that the tranches related to the disruptions of internal origin for the distribution system that composes the global indicators DEC and FEC should be used, by means of the indicators that are henceforth called DECi and FECi (internal DEC and FEC).

For definition of the limits of continuity to be established for compliance on the part of distributors the initial and final limits of the trajectory were defined for the years subsequent to the signing of the contract.

3.3 Definition of the Starting Point of the Trajectory for CELG D

ANEEL has established that for the distributors that have violated the limits of continuity in 2014, the starting point of the trajectory will be the global value ascertained from the distributor in 2014.

In 2014, the global DEC of CELG D was 40.4 hours, whereby the DEC of 39.68 hours related to internal scheduled and emergency occurrences and 0.72 related to external scheduled and emergency occurrences.  As to the FEC the values calculated were 25.88 for internal and 1.35 for external. Therefore, the initial points of the trajectories for CELG D will be 39.68 for the DEC and 25.88 for the FEC, according to the graphs below:

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Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

DEC CELG D
35,71
1,86
33,85
40,03
1,04
38,99
40,40
0,72
39,68
2012
2013
2014
Interno
Externo

FEC CELG D
24,19
2,69
21,50
26,24
2,43
23,81
27,24
1,36
25,88
2012
2013
2014
Interno
Externo

3.4 Definition of the End-Point of the Trajectory for CELG D:

For the definition of the end point of the trajectory, which is the limit in 2020, ANEEL has applied the methodology of comparative analysis of performance, resulting from a mathematical model.

As the DECi and FECi indicators to be evaluated consider only the disruptions of internal source to the distribution system, the values calculated were also only for these disruptions. Maintaining the coherence, the limits established by ANEEL were adjusted for 2014, in order to remove the influence of the external supply within the limits.

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Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

For this reason, it has been established that the global limits in 2014 for the companies were reduced to 4.12% in DEC and 6.85% in the FEC, to be considered as limits for the DECi and FECi indicators to define the continuous trajectory provisioned by Decree no. 8.461/2015. These percentages represent the average supply verified in Brazil from 2012 to 2014.

 3.5 Establishment of the Trajectory for CELG D:

Once, the initial and end points of the trajectory are defined, we sought the intermediary limits for the years from 2017 to 2019. This trajectory instead of linear, as for the distributors with the determination below the regulatory limits, was based on a trajectory verified in a company of the electric sector that showed a significant improvement after the change of the controller, i.e. we sought to adopt an attainable trajectory according to ANEEL. In this case, in the recent history of the industry, the company that presented a critical situation in its indicators and that after a change of management presented significant results was the CEMAR.

The intermediary points were calculated by means of a percentage of the difference between the value established in 2014 and the limit established for 2020. In other words, in the case of CELG D as with other distributors that have violated the limits, it should obtain a reduction of 8% of this difference in the first year, 34% in the second year, 66% in the third year, 93% in the fourth year and 100% in the last year, so that, in 2020, CELG D meets the limits established by ANEEL. Thus, the trajectory of the Indicators of Continuity for the period from 2016 to 2020 is represented in the graphs below:

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Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

3.6 Analysis of the scope of the indicators of the limits of Quality of the Service:

The draft of the Additive Term to the Agreement of Public Service Concession for the Distribution of Electrical Power proposed by ANEEL in its Technical Note no. 0175/2015, shows in its CLAUSE TWO - CONDITIONS OF PUBLIC SERVICE PROVISION, very impactful Sub-clauses for distributors like CELG D that ANEEL considers as improvement in the provision of services and that may result in the non-compliance with the goals, are liable to interventions by the Regulatory Agency, including the loss of the concession, let us analyze:

"Sub-clause Six – The DISTRIBUTOR undertakes to comply with the quality standards established by ANEEL".

"Sub-clause Seven -       Failure to comply with the quality standards established by ANEEL may require the DISTRIBUTOR to compensate consumers for the bad quality in the provision of the distribution service, according to the regulation of ANEEL, without prejudice to the application of the penalties established".

"Sub-clause Eight: Failure to comply with quality standards established by ANEEL, characterized by severe and/or frequent violation of regulatory standards, according to the regulation of ANEEL may imply in the impossibility of a dividend distribution or payment of interest on own capital whose value, singly or combined, exceed the legal minimum, until the regulatory parameters are restored".

"Sub-clause Nine – The DISTRIBUTOR undertakes to prepare and maintain the maintenance plan of the distribution facilities updated, establishing the periodicities and maintenance activities that meet the technical specifications of the equipment and the adequate provision of services, in order to be presented to ANEEL when prompted".

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Resolution no.285/15

"Sub-clause Ten – The DISTRIBUTOR undertakes to fulfill the goals of universalization of the service for power distribution, according to the regulation of ANEEL".

It is also important to note that in ANNEX II of the Draft of the Additive Term to the Agreement of Concession of Public Service for the Distribution of Electrical Power - CONDITIONS FOR EXTENSION - EFFICIENCY IN THE PROVISION OF THE SERVICE OF DISTRIBUTION, provisions:

"CLAUSE ONE – CONTINUITY OF THE SUPPLY

The criterion of efficiency with regard to the quality of the service provided will be measured by indicators that consider the frequency and the average duration of interruptions in the public service for the distribution of electrical energy;

Sub-clause One – The indicators DECi - Equivalent Duration of Interruption of Internal Origin per Consumer Unit and FECi – Equivalent Frequency of Interruption of Internal Origin per Consumer Unit will be assessed;"

"Sub-clause Four – Failure to comply with any limit of DECi or FECi established by ANEEL, for two consecutive years during the period of evaluation or in the year 2020, will result in the termination of the concession, in accordance with the clauses Twelve and Eighteen".

As can be observed in the Clauses and Sub-Clauses of the Draft of the Additive Term to the Agreement of Concession of Public Service for the Distribution of Electrical Energy, proposed by ANEEL in the category of QUALITY of the Service, the main focus is the meeting of the limits of regulatory indicators DECi and FECi for the period of 5 (five) years observable in the duration of the new agreement, remembering that all of the existing regulations in the framework of ANEEL concerning the quality of service will continue in force, so that the new path for the indicators in this period of 5 (five) years will represent another obligation for CELG D.

The Decree provisions that the companies should attain indicators of quality of service and of economic-financial balance over the next 5 (five) years. If there is a breach of the indicators for 2 (two) consecutive years, or in the fifth year of assessment, the distributors can lose the concession, as stated previously. During the five years in which CELG D will be under a special regime within the new contract, if there is a transgression of the DECi and/or FECi indicators in 1 (one) year, there will be a sort of warning to the company and if it continues in the following year, showing the trend of noncompliance, it will lose the concession.

For the last year, in 2020, there is not this flexibility and the non-fulfillment of the target in this last year will also result in the loss of the concession. This is a very worrying, because CELG D may present results below the regulatory limits for DECi and FECi in the observable years from 2016 to 2019, and, however, if by atypical events not assigned and managed by CELG D like, for example, a period of totally unfavorable climatic situation, result in values of DECi and/or FECi exceeding the limits established for 2020, can result in the loss of the concession.

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Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

Another question to be asked is the importance of ANEEL disregarding or considering partially the Indicators of Continuity Scheduled. We fear a significant elevation of planned outages due to the increase in the interventions in the network for preventive maintenance and expansion works and improvement. This claim was formulated by ABRADEE as a contribution to a Public Hearing for the discussion of NT 0175/2015.

Two facts give us the conviction that CELG D can achieve the special trajectory proposed by ANEEL:

1.       The trajectory of CEMAR, which was used as a reference is feasible, considering that CELG D has an anomalous TMAE, consequently an anomalous DEC, that can have a large reduction by means of actions to change the logistics of on call duty services provided, from the point of view from the dispatch to the integration of the teams of operation services and commercial services, as well as the change in the form of hiring, remunerating services according to production and not according to availability as it is done currently, greatly increasing the productivity.

In the case of the FEC the actions already underway demonstrate the feasibility of reducing the simple frequency of interruptions (number of occurrences), as well as we believe in the reduction of their coverage through the review of the concept of protection of the network.

2.       Another fact that we consider would be a comparison with CEMIG D, which obtained in 2014 a DECi of 10.74 and a FECi of 5.53.  The regulatory DEC for CELG D in 2020 is 12.18, therefore, 13% greater than the current CEMIG D. The FEC of the current CEMIG D is 5.53 and that provisioned for CELG D in 2020 is 9.22. Therefore, 67% greater than the current CEMIG D. Considering the similarity of the electrical systems, it is believed that in the next 5 (five) years of work, the company will achieve similar results.

Naturally, for the attainment of these objectives, various actions already initiated and others to start will have to be fully implemented in the period from 2016 to 2020:

a)    Implementation of the Investment program to the sum of R$ 420 million annually by 2020 in expansion and improvements to the network and distribution substations for high and medium voltage;

b)      Revitalization of 77 (seventy seven) distribution substations for high voltage;

c)       Revitalization of 78 (seventy-eight) distribution lines of high voltage;

d)      Deployment of coordination studies of the protection in 415 feeders of 13.8 kV and 34.5 kV;

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Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

e)      Installation and automation of 1400 reclosers in the distribution network of medium voltage;

f)       Deployment of Multi-functional teams integrating the emergency and commercial services and decentralizing the control of the emergency services of low voltage;

g)      Resizing and retraining of the COD;

h)      Pruning of 1,441,000 trees;

i)        Cleaning range of 54,000 kilometers of distribution network for medium voltage;

j)        Preventive maintenance in 176,000 structures;

k)      Division of 2,500 secondary circuits.

Through the diagnosis of the problem of high Indicators of Continuity and the adoption of measures listed for its solution, the compliance with the limits of trajectories of DEC and FEC of CELG D is feasible in the period between 2016 and 2020.

4 - Economic-financial sustainability:

4.1 Goals of economic and financial sustainability:

Clause Seven of the draft of the Additive Term to the Agreement of Concession, ANEEL establishes the condition of economic and financial sustainability in which the distributor will have to undertake to preserve, throughout the period of concession, in the management of its costs and expenses, their debt levels and liquidity, of the investments in replacement, improvement and expansion, in addition to the responsibility for the payment of taxes and the distribution of dividends.

In Annex III of the draft of the Additive Term to the Agreement of Concession - Conditions for extension - efficiency in economic and financial management, in Clause One, ANEEL defines the minimum parameters for the first 5 (five) years of the concession, establishing the following annual targets for the period from 2016 to 2020:

Figure 1 – Parameters of sustainability by 2020

As seen in the figure above, in the first year, 2016, it allows the minimum condition to be ensured through a capital contribution, without additional requirements. However, from the second year, 2017, the cash generation, measured by the EBITDA, must be positive. This means that just the capital contribution is not sufficient to achieve the goal of economic and financial sustainability, but that the operating cash flow generated is positive from 2017 onwards, in such a way that:

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Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

·         In 2018, the cash flow has to be sufficient to cover the investments of replacement, measured by the share of regulatory reintegration (QRR, in Portuguese);

·         In 2019, the cash generation in addition to covering the QRR should be sufficient to meet 80% of the debt service, whose formula is given by: net debt x (80% SELIC);

·         In 2020, the cash generation in addition to covering the QRR must be sufficient to pay the interest on debt given by: net debt x (111% SELIC).

It should be emphasized that the violation of goals in two consecutive years, or in the last year, may result in the loss of the concession. Regarding the SELIC rate, according to the draft of the Additive Term, limited to 12.87% p.a., so, on fixing the SELIC rate at this percentage, the conditions described in Figure 1, especially for the 4th and 5th years are shown in Table 1 below:

Table 1 – Annual targets of economic and financial sustainability – Draft of the Additive Term

	2016	2017	2018	2019	2020
Target		EBITDA ≥0	EBITDA - QRR≥0	Net debt < 9,7 EBITDA - QRR	Net debt < 7 EBITDA - QRR

Unlike the parameters that until then ANEEL was practicing including the ones that guided CELG D in submitting the Plan of Results in April 2015 (Annex VI), the economic and financial sustainability was measured by the following equations:

·      Net debt        < 5

       EBITDA

·        Net debt             < 7

   EBITDA - CAPEX

However, considering the new annual targets of economic and financial sustainability it is necessary to check if CELG D would meet them, whose analysis is performed in the next topic.

4.2 Analysis of the goals of economic and financial sustainability of CELG D from 2016 to 2020 according to the draft of the Additive Term:

To check if CELG D would attain the goals of economic and financial sustainability as proposed by the draft of the Additive Term, the simulation based on the Plan of Results sent to ANEEL in April 2015 was performed.

Considering that the horizon in the Plan of Results includes the period from 2015 to 2019 it was necessary to project the year of 2020.

According to the Plan of Results the EBITDA values, net debt and total CAPEX are presented in Table 2 below:

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Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

Table 2 – EBITDA, Net Debt and TOTAL CAPEX - Plan of results sent to ANEEL – 2015 to 2019 and projecting the year of 2020 - R$ million

Description	2015	2016	2017	2018	2019	2020
EBITDA	302,60	490,52	541,91	689,40	737,47	910,0
NET DEBT	2582,1	2090,0	2167,7	2125,0	1981,9	1354,7
TOTAL CAPEX	350,1	425,0	419,8	453,7	445,4	431,0

Based on the Plan of Results, some adjustments in the projections were made, which are:

                       i.            Taking the Statement of Income for the Year (DRE)/temporary cash flow for June 2015, capturing both the effects on the EBITDA and on the debt service already recorded in the first half of 2015;

                     ii.            In terms of the captures, the operation with Credit Suisse to the sum of R$ 490 million was considered in July 2015 , of which:

·         reprofiling of R$ 290 million of the debt represented by debentures issued in April 2014, through early redemption of them with resources obtained with the issue of FIDIC shares, in which the rate of CDI +7.44% p.a. was replaced by CDI + 3% p.a., and extension of the amortization term from 48 months to 72 months, in addition to the new grace period for the principal of 24 months, from July 2015;

·         capture of R$ 200 million in the same conditions as the reprofiling above;

                    iii.            With respect to loan structuring the downpayment of R$ 1.1 billion was transferred to December 2015 instead of the initial planning for September 2015, according to the Plan of Results and using the resource to settle the debt of Itaipu.

                    iv.            The macroeconomic indicators were restated, according to the projections of the Focus Report of BACEN of July 17, 2015, which entails implications especially in the service of the debt due to the rise in the SELIC rate, CDI and devaluation of the Real against the dollar, as described below:

Table 3 - Macroeconomic indicators - 2015 to 2020

Index	2015	2016	2017	2018	2019	2020
TOTAL GDP	-1,7%	0,3%	1,7%	2,0%	2,5%	2,5%
SELIC – end of period	14,5%	12,0%	10,5%	10,0%	10,0%	10,0%
IGP-M	7,6%	5,5%	5,0%	5,0%	5,0%	5,0%
INPC	9,6%	5,2%	4,9%	4,7%	4,5%	4,5%
IPCA	9,1%	5,5%	4,8%	5,0%	4,7%	4,7%
IPC-FIPE	8,7%	5,3%	4,8%	4,5%	4,7%	4,7%
IGP-DI	7,9%	5,1%	4,9%	4,5%	4,5%	4,5%
Dollar – end of period	3,20	3,30	3,35	3,4	3,45	3,45
TJLP	6,7%	6,7%	6,7%	6,7%	6,7%	6,7%
CDI*	13,6%	11,3%	9,9%	9,4%	9,4%	9,4%
YEN - ¥ **	0,03	0,03	0,03	0,03	0,03	0,03
EURO - € **	4,15	4,28	4,34	4,41	4,47	4,47

      * CDI considered for 2016 onwards, the variation according to the SELIC rate.

       ** YEN/EURO, according to the variation of the dollar.

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Resolution no.285/15

Source: BACEN/ FOCUS (07.17.2015)

                     v.            In relation to the projected EBITDA of the Plan of Results it was necessary to adjust it due to some events, as shown below:

·         in the projections of the Plan of Results provisions for contingencies were not established (civil, labor, PROCON, fiscal/tax, regulatory), however as described in Annex III of Technical Note 175/2015, ANEEL will deduct from the EBITDA any value of provisions. Thus, for the purpose of the simulation the estimate of the provisions for contingencies was considered, based on what CELG D already has accounted for on the base date of June 2015 and restated annually, which is reflected in the values shown in Table 4 below:

Table 4 - Estimate of provisions for contingencies - 2016 to 2020 - R$ million

2016	2017	2018	2019	2020
65.6	60.6	66.7	73.3	80.7

Source: PR-PRGE

·         For the purpose of calculation of the adjusted EBITDA of ANEEL, the compensation with DIC/FIC and DMIC were also considered, considering that from the year 2015 such offsets are deductible from the operating expenses, according to the new Manual of the Plan of Accounts of the Electric Sector. Therefore, the following compensations were deducted from the projections of the EBITDA of the Plan Results:

Table 5 - Compensation IHD/FIC and DMIC 2016 to 2020 - R$ million

2016	2017	2018	2019	2020
45.8	36.6	27.58	15.87	3.46

Source: DT-SPSE

                   vi.            As established in the draft of the Additive Term to the Agreement of Concession, especially in Clause Six - Tariffs applicable to the provision of the service, some impacts were measured from the tariff readjustment for 2016, but still subject to change in the future due to the need for regulation by ANEEL:

·         inclusion of irrecoverable revenue like item of Tranche A and no more as value of Tranche B;

·         exchange of indexers of IGP-M for IPCA in restating the value of Tranche B;

·         return of other revenue (excess of demand, excess of reactive financing, billable services and sharing of infrastructure) in tariff adjustments. In a preliminary estimate the return of such revenues in the reasonable tariff impacts the projected EBITDA negatively for the period from 2016 to 2020 to an average annual reduction to the sum of R$ 85 million.

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Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

In this way, to undertake all of the above adjustments mentioned in the Plan of Results, the following goals obtained in the period from 2016 to 2020 detailed in Table 6 below are verified:

Table 6 -Goals of economic and financial sustainability according to the draft of the Additive Term to the Agreement of Concession - 2016 to 2020 - R$ million

	2016	2017	2018	2019	2020
EBITDA adjusted	434	392	478	501	663
QRR	148	186	195	205	215
DEBT INTEREST			318	241	216
Target achieved		392,0	282,8	7,1	3,4
Regulatory target		Ebitda > 0	Ebitda - QRR > 0	Net Debt < 9,7	Net Debt < 7
				Ebitda - QRR	(Ebitda - QRR)
CAPITAL CONTRIBUTION	600
NET DEBT	2050	2203	2227	2105	1512
CAPEX TOTAL	425	420	454	445	431

According to the results found in Table 6 it can be seen that CELG D would reach the goals of economic and financial sustainability despite having made some adjustments to the EBITDA as mentioned previously.

In order to reduce the level of indebtedness of the company, the capital contribution of R$ 600 million was maintained in 2016 as projected in the Plan of Results, even due to the fact that in the draft of the additive to the agreement of concession the shareholders have to make capital contributions to meet the regulatory goal.

It is worth pointing out that a very sensitive variable to meet the regulatory goal of economic and financial sustainability in the new model of contractual additive is the generation of cash, measured by the EBITDA. In this analysis, for both the values of PMSO and of PCLD the same Plan of Results was maintained, as shown in Table 7 below:

Table 7 - Values of PMSO and PCLD - 2016 to 2020 - R$ million

Description	2016	2017	2018	2019	2020
PMSO	860	895	937	959	1009
PCLD	19	20	32.6	36.5	38.6

 Source: Plan of Results

Similarly, the total CAPEX values that were considered for the purpose of this simulation were the same as those in the Plan of Results as shown in Table 6.

Other relevant factors which should also be highlighted that follow the same assumptions considered in the Plan of Results and that end up causing the pressure on the cash flow to be considerably reduced are:

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Resolution no.285/15

·         level of collection corresponding to 100% of the billing from 2016 onwards; and

·         costs with the acquisition of energy impacted by the hydraulic situation being mitigated by revenue tariff bands.

It should be noted, however, that the premise considered of 100 % of collection before the billed, has not been found in recent years. In addition to the macroeconomic situation and recent tariff increases, the expectation of not achieving 100% of the billing, may impact the flow of cash and, therefore, the projections.

It is also worth noting that this analysis was not simulated with changes in the market that already signal a trend of reduction in relation to the projections considered in the Plan of Results.

Regarding the Plan of Results sent to ANEEL, the market projections considered had growth rates of 5.7% p.a. in the period from 2014 to 2020 against a new preliminary estimate of 4.9% per year in the same period, which may impact the projections of the EBITDA although it is counterbalanced by other variables such as the PMSO, technical losses and energy expenses.

Finally, whereas the simulations presented on the basis of the assumptions described herein, CELG D would reach the goals of economic and financial sustainability of the draft of the additive to the agreement of concession.

5       – Governance

Decree no. 8.461/15, 06.02.2015 , stipulates in section I, single paragraph, of its art. 2, that the draft of the Agreement of Concession or additive term will include clauses that:

"I - ensure the economic-financial sustainability of the concessionaires and specify guidelines for the strengthening of corporate governance and minimum parameters of economic and financial indicators, including the obligation of capital contribution by the controllers; and"

ANEEL’s Technical Note no. 175/15, which served as the base for the opening of AP no. 038/15, within "Item no. III - 2.3 - Corporate Governance and Economic and Financial Sustainability ", on the same line indicated on the provision transcribed above, highlights in its paragraphs 79 onwards, holds a dialog of technical exchange with various national and international agencies and entities, in the sense of improving governance rules applicable to contracts of the electric power sector.

NT ANEEL no. 175/15 itself, highlights in paragraph 81 what is meant by Corporate Governance:

"mechanisms, processes and relations by which a company is controlled and directed. Governance structures identify the distribution of rights and responsibilities among different participants in the company (such as Administrators, members, creditors, auditors, regulators and other interested parties) and include the rules and procedures for making decisions on corporate affairs. Corporate Governance comprises the processes through which business objectives are defined in the context of the social, regulatory and marketing environment. Governance mechanisms include the monitoring of actions, policies and decisions of the companies and their agents. Corporate governance practices are influenced by attempts to align the interests of all stakeholders".1

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Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

In this sense, ANEEL introduced in the draft to the Agreement of Concession, in clause eight, rules of corporate governance and transparency as a condition for the Distributors to provide their essential public service.

"CLAUSE EIGHT - CORPORATE GOVERNANCE AND TRANSPARENCY

The DISTRIBUTOR undertakes to employ its best efforts to maintain the levels of governance and transparency aligned with best practices and harmonics to its condition of providing essential public service.

Sub-clause One - The DISTRIBUTOR is obliged to observe the minimum parameters of governance and transparency as defined by the regulation of ANEEL that, among others, can understand rules related to the Administration, the Audit Committee, to Audit and to Compliance, in addition to regulatory duties of their representatives and the alignment of the Directors' remuneration policy in the long-term nature of the public service distribution."

Highlighted in Sub-clause One, transcribed above, is the explicit introduction of the prediction that ANEEL may define through regulatory rules related to the Administration, which includes the Board of Directors and Executive Board, Audit Committee, Audit and Compliance, called 'Compliance'. In addition, another innovation is the indication that the policy on the Directors' remuneration should be aligned to the long-term nature of the concession.

ANEEL’s NT no. 175/15, makes no mention to the other Public Hearing, of no. 072/14, which contains a proposal for a regulation under discussion. This proposal has a package of measures which can be the basis for future regulation of ANEEL. As an illustration of what might be required of CELG D, we state a measure to which the company is not yet adapted.

" (I) The requirement of a Board of Directors with at least 5 members, in which 20% of them are independent (rule BOVESPA's New Market) ;"

1 Shailer, Greg. An Introduction to Corporate Governance in Australia, Pearson Education Australia, Sydney, 2004 ; "OECD Principles of Corporate Governance, 2004 ". OECD. Retrieved 2013-05-18.; Tricker, Adrian, Essentials for Board Directors: An A–Z Guide, Bloomberg Press, New York, 2009; Janet & Shailer, Greg. The Effect of Board-Related Reforms on Investors Confidence. Australian Accounting Review, 18(45) 2008: 123-134; works stated in "Corporate Governance" on Wikipedia, available on: http://en.wikipedia.org/wiki/Corporate_governance. Last access on: 05/15/2015

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Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

If on the one hand CELG D already has a Board of Directors composed of 5 (five) members, none of them meet the requirement of independence. If the rule in question is edited 1 (one) of the 5 (five) members must follow the criteria established by Bovespa on the theme.2

Sub-clause Two, of the same Clause Eight, goes on to demand that the distributor keeps at ANEEL a declaration of all the Administrators and Tax Advisers in the sense that 'they understand their role and responsibilities arising from the management of an essential public service, accepting responsibility for the quality and timeliness of the information provided in the scope of their competence and accountability to the Public Authority ... ’(sic).

Sub-clause three lists the acts that should be submitted to the prior consent of the regulatory agency, indicating legal transactions with related parties, amendment of constitutive acts and transfer of control.

Closing the clause of Governance and Transparency, Sub-clause Four is intended to define the obligations of the concessionaire and the accounting records in accordance with the terms specified by the regulation of the sector.

Two other topics that deserve to be highlighted in this item of assessment on Governance, even if not directly related between the themes of Clause Eight of the draft of the Additive Term to the Agreement of Concession, are:

(i)                  the restrictions described in Sub-clause One of Clause Seven; and

(ii)                the consequences provided for in Sub-clause One of Clause Eighteen.

The restrictions of Sub-clause One of Clause Seven create impediments for the distributor, if it does not reach the minimum parameters of economic-financial sustainability, to practice certain acts of corporate life like distributing dividends and paying interest on own capital, in addition to the need for capital contribution by the partner(s) controller(s).

More severe can still be the consequences provided for in Clause Eighteen if the goals established for the company are not met. Set forth below is:

"CLAUSE EIGHTEEN - CONDITIONS FOR THE EXTENSION

In addition to the foregoing provisions of this Contract, the Concessionaire shall observe, for a period of 5 (five) years counted from 1st January 2016, the conditions for the extension established in Annexes II and III.

2 Independent Counselor" is characterized by: (i) does not have any relationship with the Company, except equity participation; (ii) not be the Controlling Shareholder, spouse or relative of second degree, or not be or have not been, in the past 3 years, linked to the company or entity related to the Controlling Shareholder (individuals linked to public institutions of education and/or research are excluded from this restriction); (iii) has not been, in the past 3 years, employee or director of the Company, of the Controlling Shareholder or company controlled by the Company; (iv) not be supplier or buyer, direct or indirect, of services and/or products of the Company, in magnitude that involves loss of independence; (v) is not an employee or administrator of the company or entity which is offering or demanding services and/or products to the Company; (vi) not be spouse or relative to the second degree of any administrator of the Company; (vii) does not receive other remuneration from the Company in addition to the counselor (proceeds in cash from equity participation are excluded from this restriction).

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Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

Sub-clause One - The fulfillment of one of the conditions for extension provisioned in Annexes II and III for two consecutive years or any of the conditions at the end of the period of five years, will lead to the extinction of the concession, subject to the provisions of this agreement."

Also on this last point it is important to emphasize the provision of Decree no. 8.461 /15, which provides in its article 4, paragraph 1, the possibility of the concessionaire presenting a plan for the transfer of stock control as an alternative to the extinction of the concession. Such rules are yet to be adequately regulated.

6       – Legal aspects:

Before the examination of the substance of the draft of the Additive Term of the Agreement of Concession of Public Service for the Distribution of Electrical Power enabled by ANEEL it is necessary to address a few aspects of internal order.

Along this line, the competence for deliberation by signature of the Additive Term is of the General Assembly, according to art. 7 (1), XVIII of the Bylaws of CELG D which should be convened with a minimum advance notice of 08 (eight) days in accordance with art. 124 of Law 6.404/76.

Such determination will be subsidized by the Board of Directors, according to art. 16 of the Company's Bylaws, which in turn, will do it on the basis of the instructions of the Executive Board, in accordance with art. 16, paragraph 2 of the Bylaws.

Emphasizing such propaedeutic issues, we enter the legal analysis of the draft proposal, which will present the cardinal points and their respective reflexes.

Initially, it should be noted that Clause Two, Sub-clause Eight which deals, among other things, with the distribution of dividends requires the amendment of the Bylaws of CELG D, specifically in art. 46.

For better understanding, we have subscribed the provision of the draft and of the Bylaws:

"Clause Two. Sub-clause Eight. Failure to comply with quality standards established by ANEEL, characterized by severe and/or frequent violation of regulatory standards, according to the regulation of ANEEL, may imply in the impossibility of distribution of dividends or payment of interest on own capital whose value, singly or combined, exceed the legal minimum, until the regulatory parameters are restored."

"Art. 46 - The remaining profit will be distributed as follows:

I-at least 50% (fifty per cent) of the net profit for the year will be allocated to the payment of dividends to shareholders; and

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Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

II- the remaining balance will be destined as determined by the General Assembly, embodied in the proposal of the Executive Board, after consulting the Audit Committee.

§ 1Dividends attributed to shares will be placed at the disposal of the shareholders, within 60 (sixty) days from the date of the General Assembly, which is responsible for the declaration of dividends.

§2 When the financial situation does not allow the payment of dividends in the terms provided for in the preceding paragraph, the Board of Directors shall set new deadlines, communicating them to the shareholders.

§3 Dividends provided for in this Article, shall not be required in the tax year in which the Board of Directors reports to the General Assembly as the disbursement incompatible with the Company's financial situation, in which case the Audit Committee shall issue its opinion on the information.

§4 The dividends that will no longer be distributed in accordance with the previous paragraph, shall be recorded as special reserve and, if they are not absorbed by losses in subsequent years, they should be paid as soon as the financial situation of the Company allows.

§5 Dividends distributed and not claimed within a period of 3 (three) years from the fixed date for the payment will be reverted to the Company".

Another annotation to be carried out in relation to the stated clause refers to the fact that in the wording there is no reserve/allocation for the dividends not distributed, in addition to not providing the term after which the resources not distributed are released, whereby the wording does not clarify what is understood by "severe and/or frequent violation of regulatory standards".

As to Clause Three, Sub-clause Three, the wording can generate questions on the part of control agencies, due to establishing a preference for national suppliers, as noted below:

"Clause Three. Sub-clause Three – In the outsourcing of services and in the acquisition of materials and equipment linked to the service object of this Contract, the DISTRIBUTOR should consider offers from national suppliers active in the segment and, in cases where there is equivalence between the offers in terms of price, delivery time and service to the technical specifications, must ensure preference to companies incorporated under the laws of Brazil and with headquarters and administration in the country."

In any case, this provision, although it does not ensure total freedom of management of the distributor, does not prevent the signing of the Additive Term to the Agreement of Concession, object of examination.

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Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

Another provision that deserves attention is Clause Three, Sub-clause Four that it makes no exception for cases of exclusion of liability of the concessionaire, which are, the fortuitous case and force majeure described in art. 393 of the Civil Code, as verified below:

"Sub-clause Four - In the implementation of the service provided, the DISTRIBUTOR will respond for all losses caused to the GRANTOR, to users of their services or to third parties, without the supervision exercised by the competent body deleting or mitigating this responsibility."

With regard to Clause Six, Sub-clause Nine, it is important to transcribe its wording, once for the purpose of restoration of the economic-financial balance of the concession by means of the extraordinary review of the tariffs only changes of substantial and unpredictable nature are provided for in the costs of the concessionaire, not explaining predictable events of unpredictable consequences3.

"At the request of the DISTRIBUTOR, ANEEL may, considering the efficient level of costs, proceed with the extraordinary review of tariffs, in order to restore the economic-financial balance of this Contract, without prejudice to the ordinary tariff repositioning referred to in the previous Sub-clauses of this Clause if significant and unpredictable costs are proven in the costs of the DISTRIBUTOR which do not result from the action or omission of this."

In terms of Clause Six, Sub-clause Twelve, in spite of the introduction of rules of the pricing policy being reserved to the law, predicts the possibility of neutrality for items of cost of Tranche A, as verified below:

"Sub-clause Thirteen- ANEEL may provide neutrality for items of cost of Tranche A, to be considered in adjustments of revenue of the DISTRIBUTOR referred to in Sub-clause Four of this Clause."

Finally, it is worth noting that there are several provisions on the Additive Term to the Agreement of Concession that depend on rules of ANEEL, which is why they are not liable to legal analysis regarding their immediate impacts on this analysis.

7       – Conclusion:

The Work Group (GT) established by CELG D Resolution no. 285/15, met formally at least 4 (four) times since its inception on July 16, 2015, which evaluated the draft of the Additive Term to the Agreement of Concession made by ANEEL, at the opening of Public Hearing no. 038/15.

3 For example: Collective Labor Agreement

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Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

In accordance with the guidelines issued by the Executive Board of the company, the GT took as a basis the Plan of Results sent to ANEEL in April this year, which provided for a period of 4 (four) years for the achievement of the regulatory goals established for the appropriate provision of the service for power distribution.

As the draft of the aforementioned Additive Term established a horizon of 5 (five) years to achieve an extremely strict set of goals in monitoring the regulatory limits provisioned for each company, the GT worked with a projection of the Plan of Results for this new period taking into account such conditions.

In this sense, the GT highlights some relevant aspects contained in the draft:

·         The assumptions set out in the Plan of Results, as well as its projection for the 5th (fifth) year, must be complied with in its entirety so that it is possible to achieve the quality indicators and of economic-financial sustainability;

·         Restrictions and additional obligations were added to the distributor and its controllers, such as:

✓  Restriction on the distribution of dividends above the legal minimum and for the payment of interest on own capital in the event of non-compliance with the targets;

✓  Obligation of capital contributions by the controller in the event of non-compliance with the targets;

✓  Need to comply with the annual targets from 2016, both from the point of view of quality and economic-financial sustainability, under penalty of loss of the concession for the violation of the same indicator for two consecutive years or a breach in the fifth year;

✓  Recognition of the economic-financial equilibrium of the concession at the time of signing of the Additive Term, in accordance with Sub-clause One of Clause Six;

·         Insertion of rules and parameters of corporate governance, which will be the object of future regulation of the Agency.

In fact, one of the aspects that deserves to be highlighted is the number of contractual clauses that are not self-applicable, such as the issues relating to governance, referring to its regulations for future normative acts, which in the form of the Additive Term, will be the Regulatory Agency and not object of law.

In this way, in the face of the considerations made in the course of this Technical Note, the GT believes that CELG D presents conditions for signing the Additive Term to the Agreement of Concession, it is important to note that any eventual changes to the draft of the Document in question, will entail the need for a review by the Group.

Eduardo Vitoy	Eliana Kiyomi Adati Senju	João de Oliveira Junior

José Divino de Souza Santos	Karen Kajita Magalhães Pinto
Leandro Chaves de Melo	Leo Furtado
Mario Zeidler Machado Milhomem	Maurício Carvalho Mazzini
Milena Passos Baptista	Rodrigo Madeira Henrique de Araújo
Sergio dos Santos Junior

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Technical Note of GT for the Renewal of the Concession

Resolution no.285/15

Annex:

           I.            Draft of the Additive Term to the Agreement of Concession for Distribution, made available by ANEEL in the opening of Public Hearing no. 038/15;

         II.            Resolution no. 285/15, of July 16, 2015, which created the GT of the NT in the Renewal of the Concession;

        III.            CTA PR-1147/12, of July 05, 2012, requesting an extension of the Concession;

       IV.            ANEEL Process no. 48500.004101/2012-97;

         V.            Technical Note no. 0175/2015 - SCT-SFE-SFF-SRD-SEM/ANEEL, made available by ANEEL in the opening of Public Hearing no. 038/15;

       VI.            CELG D Correspondence no. PR-0837/15, of April 16, 2015, which sent the Plan of Results of the company to ANEEL.

23

Technical Note - PR-010-2015

Eletrobras Distribuição Roraima

Summary

1	.	GOAL	3
2	.	BACKGROUND	3
3	.	SERVICE QUALITY:	5
3.1 BACKGROUND OF ELETROBRAS RORAIMA CONTINUITY INDICATORS:			5
3.3 METRIC CONDITIONAL TO QUALITY OF SERVICE:			7
3.4 DEFINITION OF TRAJECTORY INITIAL POINT FOR ELETROBRAS RORAIMA:			8
3.5. DEFINITION OF THE END POINT OF THE TRAJETORY FOR ELETROBRAS RORAIMA:			9
3.6 DEFINITION OF THE TRAJECTORY FOR ELETROBRAS RORAIMA:			9
3.7. ANALYSIS REGARDING THE SCOPE OF THE INDICATORS OF SERVICE QUALITY LIMITS:			10
3.8. FINAL ASSESMENT ON THE PROPOSAL FOR TRAJECTORY PROPOSED BY ANEEL			12
4	.	ECONOMIC-FINANCIAL SUSTAINABILITY:	13
4.1. ECONOMIC AND FINANCIAL SUSTAINABILITY GOALS:			13
5	.	GOVERNANCE	19
6	.	LEGAL ASPECTS	21
7	.	CONCLUSION	30

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1.                GOAL

The purpose of this technical note is to assess the impact on the Eletrobras Distribuição Roraima, hereinafter called EDRR resulting from the signing of the Additive term for Public Service Concession Agreement for Distribution of Electric Energy, according to the draft approved by the National Energy Agency - ANEEL, on October 20th, 2015 (Annex I).

Initially, a background will be made about the request to extend the granting of Eletrobras Distribuição Roraima under national law. Then will be addressed issues regarding quality of service, the economic and financial sustainability, involving the performance of the collection before billing and corporate governance.

Finally, the most relevant legal aspects involving the Concession Agreement will be examined and, as a closing, will be examined in completing the convenience and opportunity of the directors of Eletrobras Distribuição Roraima signing the Concession Agreement.

2.                 BACKGROUND

In line with the electricity sector legislation (Law No. 8.987/95 of February 13th, 1995, which provides over the concession and authorization regime for the delivery of public service provided in Article 175 of the Federal Constitution; Law No. 9.074/95 of July 7th, 1995 laying down detailed rules for the granting and extension of concessions and permissions of public services, and subsequently Law No. 12.783/13 of January 11th, 2013, which provides about the generation concessions, transmission and distribution of electricity, about the reduction of the sector charges and the low tariffs; amend Law No. 10.438, of April 26th, 2002, 12.111, of December 09th, 2009, 9.648, of May 27th, 1998, 9.427 of December 26th, 1996, and 10.848 of March 15th, 2004, repealing instrument of law No. 8.631, of March 4th, 1993, EDRR holds the concession for electricity distribution in the city of Boa Vista, the capital of the state of Roraima by the Concession Agreement No. 021/2001-ANEEL and its addenda terms. The first additive term was signed on October 14th, 2005, the second on June 8th, 2010, the third on February 19th, 2013 and the fourth on December 10th, 2014, having the expiration of the Concession Agreement in July 07th, 2015.

In accordance with Sub-Clause Second of Clause Three of the contract, the extension application should be submitted no later than 36 (thirty six) months before the expiration of its term of validity and, therefore, the EDRR filed in ANEEL, on June 19th, 2012, the PR-050/2012 letter containing application for extension of its concession, object of the Concession Agreement No. 021/2001, generating the Protocol Nº 48513.020678 / 2012-00.

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On October 15th, 2012, considering the provisions on § 2º of art. 2º of Decree No. 7.805 by September 14th, 2012, which regulated the Provisional Measure No. 579, of September 11th, 2012, which resulted in Law No. 12.783 of January 11th, 2013, EDRR ratified its position already signed on June 19th, 2012 and reiterated its concern regarding the extension of Concession Agreement No. 021/2001, through the letter PR-077/2012 as Protocol 48513.034714 / 2012-00.

With the publication of Decree No. 8.461/15 of June 2nd, 2015, which deals with the renewal of power distribution concessions, remains regulated for extension of the electricity distribution concession. As a result, ANEEL, at a board meeting on June 10th, opened the Public Hearing No. 038/15, through the Technical Note No. 0175/2015 - SCT-SFE-SFF-SRD-SEM/ANEEL, aiming to get grants and information to improve the additive term model for the Concession Agreement for the extension of electricity distribution concessions based on Decree No. 8.461 of June 2nd, 2015.

Subsequently, given the Judgment Nº 2.253/TCU-Plenary of September 9th, 2015, and considering the Technical Notes n° 0335/2015-SCT-SFE-SFF-SRD-SEM/ANEEL, of September 04th, 2015 and the Technical Note n° 0360/2015-SCT/SFF/RD/ANEEL, of September 24th, 2015, ANEEL approved and published in the Official Gazette of September 25th, 2015, reopening of the Public Hearing No. 38/2015.

Following the handling of the matter, last October 20th, the Board of ANEEL approved the submission to the Ministry of Mines and Energy - MME of several processes contemplating the term draft amendment to the concession contract of several distribution companies, including the process of EDRR, being issued on the same date, the Order No. 3.540 by that Agency Director General.

Presently remains only the approval of the MME, while the Granting Authority, which is to be done next November and the company be convened to sign the mentioned additive term within a period of thirty (30) days from the date of order of the Minister of Mines and Energy.

In this scenario, the basic rules that guide the renewal of the concession are embodied in Decree No. 8.461, of June 2nd, 2015, which regulated the extension of the electricity distribution concessions referred to in art. 7 of Law No. 12.783, of January 11th, 2013, for thirty years. The extension will take place in order to meet the criteria established by the granting authority in an attempt to improve the service provided to users.

The criteria to be met are: efficiency with respect to quality of service, efficiency with respect to economic and financial management, operational and economic rationality and reasonable tariffs.

The requirements mentioned above should have a special regime in the first five years and be evaluated by means of continuous improvement metrics established by the concession authority, detailed in the Concession Agreements, and EDRR in this horizon, starting from the calendar year following the date of conclusion of the contract period for attainment of goals. In case of breach of any of the annual goals of established quality, for two consecutive years or any of the goals at the end of the five-year period, the process of the concession expiry starts.

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It is important, therefore, that the Amendment to the Concession Agreement Eletrobras Distribution Roraima is analyzed mainly focused on meeting the targets set by the Public Authority in items Quality of Service, Economic and Financial Sustainability, Corporate Governance and the legal implications of the same.

3.                   SERVICE QUALITY:

3.1  BACKGROUND OF ELETROBRAS RORAIMA CONTINUITY INDICATORS:

In recent years EDRR has been improving its processes, optimizing resources in order to obtain positive results and achieving the targets set by ANEEL.

It turns out that for the Equivalent Frequency indicator of Interruption per Consumer Unit - FEC in 2014, the external factors, resulting from failures in the Brazil-Venezuela interconnection impacted in 43.1% of the total FEC of the company, while the Brazilian average between 2012-2014 was 6.85%. For the indicator Average Interruption Duration per Consumer Unit - DEC the influence of external factors in recent years was also high, accounting for 34.75%, in 2014, while the Brazilian average between 2012 to 2014 was 4.12%.

It is noteworthy that in the last two goals reviewing cycles (2010-2013 and 2014-2017) by ANEEL, the defenses held by EDRR demonstrated the influence of external factors on the overall performance of the indicators and were accepted by the Agency so that the overall goals behold historical values, enabling the targets to be achievable, even in 2014.

As for the inner results, meaning, DEC and FEC resulting from internal interruptions to the EDRR system, it appears that already in 2014 their amounts, besides still having the possibility of improving, already achieved good levels and can be compared with other Brazilian distribution companies, as shown below:

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Minor Comparison DEC 2014

Company	DEC	FEC
ENF	6,46	5,08
Boa Vista Energia	**8,71**	10,69
SULGIPE	12,02	10,68
COPEL	13,94	8,82
CEB	15,77	11,79
CERON	25,05	18,08
CEEE-D	26,76	16,62
Amazonas Energia	40,28	21,45
ELETROACRE	61,41	35,54

Minor Comparison FEC 2014

Company	DEC	FEC
ENF	6,46	5,08
COPEL	13,94	8,82
SULGIPE	12,02	10,68
Boa Vista Energia	8,71	**10,7**
CEB	15,77	11,79
CEEE-D	26,76	16,62
CERON	25,05	18,08
Amazonas Energia	40,28	21,45
ELETROACRE	61,41	35,54

Internal DEC 2014
ELETROACRE
Amazonas Energia
CEEE-D
CERON
CEB
COPEL
SULGIPE
Boa Vista Energia
ENF
0
20
40
60
80

Internal FEC 2014
ELETROACRE
Amazonas Energia
CERON
CEEE-D
CEB
Boa Vista Energia
SULGIPE
COPEL
ENF
0
5
10
15
20
25
30
35
40

3.2 OPERATION PROCESS AND SYSTEM MAINTENANCE

Over the past few years Eletrobras Distribuição Roraima has been improving specific actions for the operation and electrical system maintenance process, considering technical performance improvement actions and initiatives that seek to improve the results in perspective customers and employees. In the table below are listed some ongoing actions already implemented and which also have continuous improvement.

INITIATIVE	SUBJECT	SUB-THEME
Centers of Integrated Operations - COI -Centralization of technical and commercial shipping	Operation	Technical and Comercial services
Regulatory Management Project - Implementation of O & M processes aligned to current regulations	Operation and Maintenance	Operation
Maintenance Management with focus on reducing rework and efficiency maintenance	Maintenance	Maintenance AT/MT/BT
Standard Operating Procedures - POP to work in networks of field teams	Maintenance	Maintenance AT/MT/BT
Improvement of power system protection schemes	Operation	Protection
Electric System Automation Plan	Operation	Automation
Field Service Remote Dispatch System and Vehicle Monitoring - Dispatch automation	Operation	Operation

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These actions combined with other aimed at people management and integration teams will allow internal results of DEC and FEC are achieved.

3.3  METRIC CONDITIONAL TO QUALITY OF SERVICE:

Decree No. 8.461/2015 provides in its Article 1º that the efficiency regarding the quality of service is one of the criteria to be met for the extension of the distribution concessions. The § 2º of Art. 1º states that this efficiency criterion should be assessed through indicators that consider the frequency and average duration of interruptions of the public electric power distribution, and the indicators with such characteristics are DEC (System Average Interruption Duration per Consumer Unit) and FEC (Equivalent Frequency of Interruption per Consumer Unit), calculated globally for each dealership.

The DEC and FEC indicators take into account both internal source interruptions as those of foreign origin to the distribution system. ANEEL considered that the external interrupts the distribution were calculated differently from ordinary interruptions occurred in the supply so that the indicators to be evaluated in this period of 5 (five) first years of the contract after the extension of the concession, reflecting the performance of distribution company in providing the service, meaning, internal events, eliminating the effects of external events.

Thus, to evaluate the efficiency with respect to quality of service mentioned in Decree No. 8.461/2015, ANEEL proposed to use portions related to interruptions of internal origin to the distribution system that make up the global indicators DEC and FEC, through the indicators which are now called DECi and SFIC (internal DEC and FEC).

As for general rules, to define the continuity limits to be set for compliance by the distribution companies, were set the initial limits and end of trajectory for the years following the signing of the contract.

For Eletrobras Distribuição Roraima, exposed by the Technical Note No. 0335/2015 -SCT-SFE-SFF-SRD-SRM/ANEEL, it was given a different treatment to the FEC limits in the last process of defining the limits, because of serious supply problems faced by the company in recent cycles. This treatment resulted in the elevation of the FEC limits of the distribution company for the first three years of the limits defined period, returning the FEC to the value defined by the methodology in the fourth year. As the limit for 2014 includes this increase, must be considered, in order to define the trajectory mentioned in Decree No. 8.461/2015, the trajectory of the original limits set by the methodology, not the differentiated trajectory since the influence of supply is being withdrawn from the indicators.

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3.4 DEFINITION OF TRAJECTORY INITIAL POINT FOR ELETROBRAS RORAIMA:

ANEEL established that for the distribution companies who have broken the continuity of limits in 2014, the starting point of the trajectory in 2016, is the total amount calculated as distribution company in 2014.

In 2014 global DEC of Eletrobras Distribuição Roraima was 13.35 hours compared to a limit of 17.5 hours, and the DECi of 8.71 hours and a DECx 4.64 hours. With the methodology set after the Public Hearing 038/2015, the starting point for calculating the trajectory will be 18.09 hours for the DEC, as the graphic below:

In 2014 global FEC Eletrobras Distribuição Roraima was 18.15 hours before a limit of 20.87 hours, and the FECi of 10.69 times and FECx 7.46 times. So the starting point for calculating the trajectory is of 21.07 times for FEC, as the graphic below:

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3.5. DEFINITION OF THE END POINT OF THE TRAJETORY FOR ELETROBRAS RORAIMA:

To define the end point of the trajectory, which is the limit in 2020, ANEEL applied the comparative benchmarking methodology, arising from a mathematical model and ordinary application of the methodology taking into account only the internal source interruptions in the calculation the indicators in the period.

Thus, with the application of the methodology was established as the end point for the DECi Eletrobras Distribuição Roraima value of 17.46 hours and for FECi the value of 16.75 times.

3.6 DEFINITION OF THE TRAJECTORY FOR ELETROBRAS RORAIMA:

Once defined the start and end points of the trajectory, the intermediate limits for 2017 to 2019 period were tracked. This trajectory rather than linear, as for the distribution companies with calculation below regulatory limits, was based on a verified history on an electrical company which showed a significant improvement after the controller changed, which means, it tried to adopt an attainable trajectory according to ANEEL. In this case, the recent history of the industry, the company that had a critical situation in their indicators and that after the managers were changed, showed significant results was the Energy Company of Maranhão - CEMAR.

As defined in item 52 of the Technical Note 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL, once defined the starting and destination point of the path (2020), the intermediate limits have to be defined (years 2016 to 2019), including thechanges defined by the Public Hearing No. 038/2015 through the Technical Note 335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL. As EDRR reached the limits of 2014, ANEEL proposes the following path:

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	Bound	Accomplished	Trajet Oria proposal
	2014	2014	2016	2017	2018	2019	2020
Deci	18.25	8.71	18.09	17.93	17.78	17.62	17.46
SFIC	22.15	10.69	21.07	19.99	18.91	17.83	16.75

3.7.  ANALYSIS REGARDING THE SCOPE OF THE INDICATORS OF SERVICE QUALITY LIMITS:

The Amendment draft to the Public Service Concession Agreement for Electricity Distribution proposed by ANEEL in its Technical Note No. 0175/2015, presents in its SECOND CLAUSE - CONDITIONS OF DELIVERY OF PUBLIC SERVICE, impactful Sub-Clauses for distribution companies as Eletrobras Distribuição Roraima, that ANEEL considers as improvements in service delivery and may result in not meeting the goals, being subject of interventions by the Regulatory Agency, including the loss of concession, but let's see:

"Clause Six - The DISTRIBUTION COMPANY agrees to comply with the quality standards set by ANEEL."

"Clause Seven – Non-compliance of quality standards set by ANEEL could force the DISTRIBUTION COMPANY to compensate consumers for the poor quality of the servisse delivery of distribution following Aneel regulation, without prejudice to the application of penalties."

"Clause Eight: Non-compliance of quality standards set by ANEEL, characterized by sharp noncompliance and/or frequent of the regulatory standards, following regulation of ANEEL may imply the non-payment of dividends or payment of interest on it´s own capital whose value alone or together, exceeds the legal minimum, until the regulatory parameters are restored. "

"Clause Nine - The DISTRIBUTION COMPANY agrees to establish and maintain the maintenance plan of the distribution facilities updated, establishing the periodicity and maintenance activities that meet the technical specifications of equipment and the adequate delivery of services in order to be submitted to ANEEL when required".

"Clause Ten - The DISTRIBUTION COMPANY agrees to meet the universalisation targets of the electricity distribution service, following Aneel regulation."

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It is also important to note that in Annex II of the Amendment Term Draft to the Concession of Public Service Distribution of Electricity Agreement - CONDITIONS FOR EXTENSION - EFFICIENCY IN DISTRIBUTION SERVICE DELIVERY, states:

"CLAUSE ONE - SUPPLY CONTINUITY

The efficiency criterion for the quality of service is measured by indicators that consider the frequency and average duration of interruptions of the public electric power distribution;

Subclause One - DECi indicators will be assessed – Equivalent Duration of Internal Source Interruption per Consumer Unit and FECi - Equivalent Frequency of Internal Source Interruption per Consumer Unit;

"Clause Four – Non-compliance of any DECi or FECi limit established by ANEEL, for two consecutive years during the evaluation period or in 2020, will result in the termination of the concession, in accordance with the clauses Twelve and Eighteen."

As can be seen in Clauses and Sub-Clauses of the Amendment Term Draft to the Public Service Concession Agreement for Distribution of Electric Energy, proposed by ANEEL in the category Quality of Service, the main focus is meeting the regulatory limits of DECi and FECi indicators for the period of 5 (five) years observable in the new contract term, noting that all current regulations in the ANEEL framework related to the service quality remain in force, so that the new trajectory for the indicators in this period of five (5) years represent one more obligation for the Eletrobras Distribuição Roraima.

The Decree provides that companies achieve quality indicators of service and economic and financial balance over the next five (5) years. If there is noncompliance of indicators for two (2) consecutive years, or the fifth year of assessment, the company may lose the grant, as noted. During the five years in which Eletrobras Distribuição Roraima will be under special arrangements within the new agreement, if any transgression of DECi and/or FECi indicators in one (1) year, there will be a kind of warning to the company and if continues the following year showing the trend of non-compliance, the loss of the concession occurs.

For the last year, in 2020, there is not this flexibility and the non-achievement of the target in this last year also implies in the loss of concession. This is a very disturbing point because Eletrobras Distribuição Roraima may display results below the regulatory limits for DECi and FECi in the observable years 2016 to 2019 and, however, if due to unusual events not allocated and managed by Eletrobras Distribuição Roraima as, for example, a period of total unfavorable climatic conditions, results in DECi and/or FECi values higher than the established limits for 2020, may result in the loss of the concession.

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Another issue raised here is the importance of ANEEL disconsider or partially consider the Scheduled Continuity Indicators. We fear a significant increase in unscheduled outages resulting from the increase in interventions on the network for preventive maintenance and expansion works and improvement. Such a claim was made by the Brazilian Electricity Distribution companies Association - ABRADEE as a contribution to the Public Hearing No. 38/2015 for discussion of the Technical Note n° 0175/2015.

3.8. FINAL ASSESMENT ON THE PROPOSAL FOR TRAJECtory PROPOSED BY ANEEL

In general, given the fact Eletrobras Distribuição Roraima have already met the limits of 2014 and consequently have been established theoretically comfortable trajectory, we believe it is entirely feasible to accept the proposal presented by ANEEL.

Obviously, to achieve the agreed limits investment actions, system operation and maintenance should be carried out continuously and effectively, so as to obtain the expected results, allying to the focus of rationalization and optimization of resources, contributed to achieve the financial and economic aspects to be also agreed with the agency, for the 2016-2020 period.

The current planning already directs within the limits proposed ANEEL considering that the internal outcome targets, as of DEC and global FEC, are below the trajectories of the DEC limits and internal FEC (DECi and FECi) as defined by the Technical Notes No 0175/2015 and No 0335/2015, which allows to conclude be feasible that EDRR do not violate the 2016 to 2020 period, as can be seen in the charts below.

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FECi / FECx / FEC GLOBAL - EDRR
30
25
20
15
10
5
0
25,73
27,73
23,41
20,87
20,8
21,07
19,99
18,91
17,83
16,75
18,36
18,05
17,75
17,46
17,18
16,75
18,15
17,71
11,71
7,46
8,68
14,02
15,89
10,69
9,03
2012
2013
2014
2015*
2016
2017
2018
2019
2020
FECx
FECi
Overall FEC
ANEEL FECi Limit
Overall ANEEL FEC Limit
Limit Plan of Results

4. ECONOMIC-FINANCIAL SUSTAINABILITY:

4.1. ECONOMIC AND FINANCIAL SUSTAINABILITY GOALS:

EBITDA - QRR ≥ 0
Dívida Líquida / EBITDA – QRR ≤ 1 / 111% SELIC
1
2
3
4
5
EBITDA ≥ 0
Dívida Líquida / EBITDA – QRR ≤ 1 / 80% SELIC

Figure 1 - sustainability parameters 2020

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As can be seen from the above figure, in the first year, 2016, is allowed that the minimum condition is ensured through capital injections, without additional requirements. However, starting the second year, 2017, cash generation, measured by EBITDA have to be positive. This means that is not enough only capital investment to achieve the economic and financial sustainability goal, but the operating cash flow have to be positive from 2017 onwards, such that:

·                    In 2018, the cash flow must be sufficient to cover the replacement investments, measured by the share of Regulatory Reintegration - QRR;

·                    In 2019, cash flow in addition to covering the QRR should be sufficient to honor 80% of debt service, whose formula is: Net debt x (80% of the Special System reference rate for Settlement and Custody - SELIC);

·                    In 2020, the cash flow in addition to covering the QRR should be sufficient to pay debt interest given by net debt x (111% SELIC).

It should be noted that the noncompliance of the goals for two consecutive years, or last year, may result in the loss of the concession. Regarding the SELIC rate, according to the Additive term draft, limited to 12.87% per year, so when setting the SELIC rate in this percentage, the conditions described in Figure 1, especially for the 4th and 5th years are shown in Table 1 below:

Table 1. Annual goals of economic and financial sustainability - Additive term Draft

2016	2017	2018	2019	2020
			EBITDA - QRR -	EBITDA - QRR -
EBITDA >0	EBITDA >0	EBITDA - QRR >0	80% SELIC X	111% SELIC X
			Net DEBT > 0	Net DEBT > 0

4.2. ANALYSIS of economic and financial SUSTAINABILITY GOALS OF EDRR FOR 2016-2020 AS ADDITIVE TERM DRAFT:

To check that the EDRR reaches the economic and financial sustainability targets as proposed by the Additive term draft a compilation of the information contained in the Technical Data GDF/DFN-01/2015 was made prepared by the Financial Board of Eletrobras, considering consolidated data and informed by the Distribution Board of that Company.

Whereas the horizon of the study covers the period from 2015 to 2045, for this Technical Note the exercises were analyzed by 2020.

As Technical Information mentioned, EBITDA values, NET DEBT and Total CAPEX are shown in Table 2 below:

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                                        IV. Regarding EBITDA, designed in the study that resulted in this Technical Note, it is needed to adjust it for some events as follows:

·                   In the projections were provided provisions for contingencies (civil, labor, PROCON, fiscal/tax, regulatory), as contained in Annex III of the Technical Note 175/2015, Aneel will reduce from EBITDA any amount of provisions. Thus, for the purposes of the simulation the estimate for contingencies was considered, based on what EDRR has already accounted for in the base date June 2015, reducing the ratio of Provisions and Supply Revenue in 0.40% annually starting in 2015, which translates the values shown in Table 4 below:

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Table 4 - Estimation of contingencies - 2016 - 2020

Description	2015	2016	2017	2018	2019	2020
PCLD / Suppliers	-4,50%	-4,25%	-4,00%	-3,75%	-3,50%	-3,25%
% Variation		-5,56%	-5,88%	-6,25%	-6,67%	-7,14%

                                          V. some conditions were still considered for the projections:

·       Part A evolution following inflation and market inflation;

·       Part B evolution: a) depending on inflation, market (No. of consumers and network km), Periodic Tariff Review - RTP, X Factor, investments and impact of the monetary update of the Fixed Assets in Service - AIS; b) Approval of 95% of the works done with plot for regulatory assets; c) PMSO covering, designed as the 3rd cycle methodology considering a productivity of 2.0%; d) X Factor: Designed as the 3rd cycle methodology;

·       Compensation Account Items and Exchange Variation of Part A - CVA: only considered in the IRT-2014 and 2015;

·       amortization curves of the existing debts as contracted;

·       Cost of existing debt: Effective cost curve;

·       Considered future releases of the contract with the World Bank, average cost of 10.18% a.a.;

·       New conditional funding on debt-service coverage ratio ICSD of 1.3.

Thus, to undertake all of the above mentioned adjustments, it is needed to check the achievement of the following goals of economic and financial support in the period 2016-2020, detailed in Table 5 below, which meets the requirements of ANEEL:

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ED Roraima	2015	2016	2017	2018	2019	2020
		EBITDA >0	EBITDA >0	EBITDA - QRR >0	EBITDA - QRR - 80% SELIC X Net debt > 0	EBITDA - QRR - 111% SELIC X Net Debt > 0
EBITDA	(59.478)	(15.774)	15.813	30.645	36.111	41.333
QRR = Depreciation				(15.419)	(16.195)	(17.010)
80% Selic x Net Debt					(6.238)	
111% Selic x Net Debt						(4.060)
Aneel Balance Requirement		(15.774)	15.813	15.226	13.679	20.262

.

It should be noticed that a highly sensitive variable to achieve the regulatory goal of economic and financial sustainability in the new contractual adc model is the cash generation, measured by EBITDA. In this analysis, both PMSO values as of Allowance for Doubtful Accounts - Allowance them the Tech Information -GDF/DFN-01/2015 were kept, as shown in Table 6 below:

Onsiderado,

Description	2015	2016	2017	2018	2019	2020
PMSO Regulatory +50% CAIMI	34.130,9	39.209,0	44.085,8	47.882,9	52.970,4	57.992,8
PMSO Basic	98.175,8	92.445,2	63.720,9	62.634,2	64.633,5	65.542,0
PCLD	- 13.259	- 18.655	- 20.032	- 21.197	- 21.860	- 22.372

.

Similarly, the full CAPEX values that were considered for purposes of this simulation were the same as mentioned technical note. And as shown in Table 2.

It is important to mention that were set by the Board, specific premises to reduce PMSO mainly to reduce personnel account, considering that is causin greatest impact on PMSO, as follows:

- Adjustments actions designed to achieve the regulatory PMSO in 2023, with actions arising from technological innovations through the Project Ene implementation of SAP, as well as the reduction of personnel costs through employee shutdown out of range and employees in retirement process.
- Continuity of encouraging the use of new technologies in the execution of processes and middle and end activities, continually seeking efficier costs with the distribution and sale of electricity, as well as improving operating results.

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·                    Completion of software implementation, as well as improvement and monitoring processes and routines, to ensure that the processes of fixed assets, continue to occur in a timely manner and are compliant with regulatory requirements for obtaining the highest possible rate gain.

Other relevant factors that should also be highlighted and which follow the same assumptions used in the Finance Department of Eletrobras study and end up causing that pressures on cash flow quite alleviated are:

·                    Average storage level corresponding to 100% of the invoiced from 2016 onwards; and

·                    Cost of purchasing power impacted by hydraulic situation are mitigated by tariff flags revenue.

It is noteworthy that the study carried out by the Finance Board of Eletrobras, with data and various assumptions set by EDRR, which are commented on in item 4 of the Technical Note PR No. 010/2015 of 11/11/2015, considers as premise, to improve economic and financial performance of this company, the conversion, in 2016, of the debt with Eletrobras distribution, supply regular resources, the amount of which was on 06/30/2015 of R$ 38.6 million, fundamental condition for positive referral of voting proposal presented at the end of this Report.

In addition, the same study indicated the need for a capital contribution of R$ 647 million, with the following realization need schedule to obtain the appropriate economic and financial balance of the company:

Table 7 - Intakes values of resources between 2016 to 2024 - R$ million

Year	CONTRIBUITIONS (R$ Million)
2016	162
2017	194
2018	136
2019	47
2020	48
2021	18
2022	11
2023	21
2024	10
TOTAL	647

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Under the assumptions above and explained in the aforementioned technical note, the study cited calculated that the Net Present Value - NPV of EDRR, meaning the "Enterprise Value" minus its debt in 06/30/2015, felled the debt conversion of ordinary resources, with Eletrobras, in capital is negative and equal to R$ 273.8 million, highlighting that for the PMSO reduction actions to become feasible, NPV turns into R$ 133.2 million negative, characterizing an improvement in the projection of the economic and financial performance EDRR.

On the other hand, it should be noted that the study conducted by the Financial Board  of Eletrobras evaluated the alternative of no extension of the concession, which means, the "liquidation of the company", as it has for exclusive goal the delivery of electricity distribution services in the city of Boa Vista, capital of Roraima, having been calculated the "liquidation value" negative R$ 251.78 million likely to have to be absorbed by its Controlling Shareholder (Eletrobras) and has also noted that the company has a debt of approximately R$ 38.627 million coming from loans with Ordinary Resources (base 06.30.2015).

5.                   GOVERNANCE

Decree No. 8.461 of 02/06/2015, provides in section I, the sole paragraph of art. 2nd, that the draft of the Concession Agreement or additive term will include clauses that:

"I - ensure economic and financial sustainability of utilities and specify guidelines for strengthening of corporate governance and minimum standards of economic and financial indicators, including capital contribution obligation by the controlling; and "(emphasis added)

The Technical Note No. 175/2015-SCT-SFE-SFF-SRD-SEM/ANEEL, which has recommended the opening of the Public Hearing - AP No. 038/2015, in its "Item III - 2.3 - CORPORATE GOVERNANCE AND ECONOMIC AND FINANCIAL SUSTAINABILITY" points out in paragraph 81, what the Agency mean by Corporate Governance:

"Mechanisms, processes and relationships in which a company is controlled and directed. Governance structures identify the distribution of rights and responsibilities among different participants in the company (such as directors, shareholders, creditors, auditors, regulators and other stakeholders) and include the rules and procedures for decisions making on corporate affairs. Corporate governance comprises the processes through which the company objectives are set in the context of the social, regulatory and market. Governance mechanisms include monitoring of actions, policies and decisions of companies and their agents. Corporate governance practices are influenced by attempts to align the interests of all stakeholders. "1

Therefore, as shown below, ANEEL introduced in the additive term term draft to the Concession Agreement, in its CLAUSE EIGHT, corporate governance and transparency rules as a condition for the distribution companies to provide the public service of electricity distribution.

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"SECTION EIGHT - CORPORATE GOVERNANCE AND TRANSPARENCY

The DISTRIBUTION COMPANY agrees to use its best efforts to keep its governance and transparency levels in line with best practices and harmonics to its essential public service provider condition.

Subclause one - A DISTRIBUTION COMPANY undertakes to observe the minimum standards of governance and transparency set by ANEEL regulation that, among others, may include rules relating to management, the Supervisory Board, the Audit and Compliance ".

Stands out in subclause one transcribed previously, the forecast of the agency, through regulation, to establish rules related to management, which includes the Board of Directors, Executive Board, Supervisory Board, Audit and Compliance.

subclause two requires the Agency when drawing up the regulation on the previous item, must observe:

(i) state-of-the-art of national and international, private and public governance, it marks up by higher levels of capital market governance and required by regulatory agencies, as well as studies of academic institutions or for the development, ( ii) the level of development and specificities of the Brazilian electricity sector, including the segregation of activities and the need for shielding and individualization of distribution, (iii) the size of the concessionaires, (iv) the time lapse for compliance with regulatory obligations, including other relevant aspects, always observing the corporate law.

subclause three now requires that the DISTRIBUTION COMPANY, since the signing of the contract, keep in ANEEL declaration of all its Directors and Audit Committee stating that (i) understand their role and responsibilities arising from the management of an essential public service, (ii) accept responsibility for the quality and timeliness of information provided in the framework of its competence and for (iii) accountability to the Government. When the change of managers and board members, the said statements should be updated in up to thirty (30) days of signing the instrument of assumption.

subclause four provides over the acts to be subject to the prior approval of the regulatory agency, according to the procedures established in specific regulation, such as:

                                                                                            I. The acts and business done with:

a.                Its direct or indirect controller;

b.                Their subsidiaries or affiliates and other subsidiaries or affiliates of common controller;

c.                 Legal entities that have common directors with the Distribution company; and

d.                Its Directors.

                                                                                          II. Alteration of its constitutive acts, except for the adequation to Subclause two of clause seven; and

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                                                                                        III.The transfer of it´s society control.

Finishing SECTION EIGHT, related to Governance and Transparency, the Subclause five intend to establish the DISTRIBUTION COMPANY the following obligations:

                                                                                            I. Publish its financial Demonstrations in terms and terms of existing rules;

                                                                                          II. Keep accounting registration, separately, of the revenues from business activities referred to subclause five of clause one; and

                                                                                        III.Observe the rules governing the regulatory accounting.

Additionally in Section One, of subclause five the Agency establishes that the DISTRIBUTION COMPANY must change, if necessary, and keep inscribed in its charter, throughout all the concession, the obligations under CLAUSE EIGHT.

6.                 LEGAL ASPECTS

The concession contract model or amendment to extend the electricity distribution concessions was based on the assumptions and the delivery of conditional extension defined in Decree No. 8.461, 2015, and ANEEL promoted to Public Hearing No. 038/2015, to improve the final term.

The amendment to the contract was drawn up with assumptions about four (4) main pillars, as defined in the Decree, understanding ANEEL that this way would allow the regulator to create new tools to ensure the proper delivery of the distribution service. They are: quality; Economic and financial sustainability; Corporate governance; and low tariffs.

Considering the main pillars raised by the legislation verification is necessary to check their technical characteristics brought by the agreement draft to the aspirations of Distribution company.

Regarding the overall final draft of the additives terms it shows that the contract should not allow excessive discretion regarding economic clauses because contracts must guarantee legal certainty that welcomes safely the need for investment and maintaining the economic equation of concession. The concession contract contains clauses even with blanks that will be object of the filling by regulation, despite Aneel examining this matter with some degree of accuracy, be aware to the possible risks of non-clarity of the rules.

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In the Concession Agreements, is important to highlight that, the drafting of the subclause one of clause six may adversely affect any requests for tariff revision in progress or related requests, behold own instrument that "recognizes that the prevailing rates at the signing date of this Additive term together with the rules of repositioning Tariff are sufficient for proper service delivery and the maintenance of economic and financial balance of this Agreement."

Here it should be noted only that the subclauses following the same clause six, ANEEL already stipulates basic rules of adjustment, ordinary and extraordinary review of tariffs, and the parts that are able to select each of the measuring hypotheses. Claimed the regulatory agency that it intended to define the period (tariff cycle) where the rules of tariff adjustment would be very strict, with the exhaustive description of all elements associated with the calculation and at the same time, the rules of tariff revision and the flexible X Factor, reaffirming the power to regulate the subject.

The same way as subclause one above followed the text of the clause seven. In it there is the statement that the Distribution company agrees to maintain the condition of economic and financial sustainability in managing their costs and expenses, given that there will be a statement that the economic and financial sustainability is today characterized, see:

The DISTRIBUTION COMPANY agrees to preserve, throughout the concession, economic and financial sustainability condition to manage their costs and expenses, the solvency of debt, investments in replacement, improvement and expansion, beyond the payment of taxes and proceeds distribution.

Another point to be seen regarding the issue of economic and financial sustainability, is the limitation of dividend distribution or payment of interest on own capital, provided in the first subsection of the same clause seven:

Subclause First - Noncompliance by the DISTRIBUTION COMPANY of minimum standards of economic and financial sustainability set out in this contract amendment will imply, without prejudice to other monitoring actions:

I - the limitation of dividend distribution or payment of interest on capital whose value, individually or together, exceed 25% of decreased net income or increased the amounts allocated to legal reserves (Article 193 of Law nº 6.404 of 1976). and the reserve for contingencies (art. 195 of Law nº 6.404 of 1976) and reversal of allocations made in previous years, until the regulatory parameters are restored and observable from the regulatory financial statements for the subsequent calendar year submitted to ANEEL ;

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II - the acceptance of a restrictive regime of agreements with related parties; and

III - the need for capital injections of controller shareholders, in an sufficient amount to meet the minimum sustainability condition, as detailed in Clause XIII.

Sole Paragraph - The ceiling of 25% referred to in item I of this subclause will be modified if supervening legislation change the percentage of the mandatory dividend established in the second paragraph of art. 202 of Law nº 6.404 of 1976, as amended by Law No. 10.303 of 2001.

Nevertheless has determined the restriction of dividend distribution, determines the following subclause - the second - that this fact is registered in the constitutive actos of the Distribution company, within 180 days from the signature of the amendment, following the text:

Subclause two - The DISTRIBUTION COMPANY should remain inscribed in its constitutive acts, throughout the concession, the provision by paragraph I of Subclause one and subclause Eight of Clause Two.

Sole Paragraph - The amended articles of incorporation shall be sent to ANEEL within 180 days of the date of this Additive term.

Building on the record of need for amending the articles of incorporation as a result of section I of subclause one of clause seven, we quote subclause eight on of clause two, the content of which should also be included:

Subclause Eight - The failure of global annual limits of collective continuity indicators for two consecutive years or three times in five years may, following Aneel regulation, imply the limitation of dividend distribution or payment of interest on shareholders' equity, until regulatory parameters are restored, subject to the Item I of subclause one of Clause Seven.

Sole Paragraph - In the last 5 years of the contract in order to ensure the proper delivery of the service by the distribution company, the provisions of this subclause will apply in case of any failure to comply with global annual limits of collective continuity indicators.

It should be stressed that, as was already determined by ANEEL Resolution No. 334/2008, the acts and legal transactions between related parties must be previously submitted to approval by ANEEL, now including under contractual clause (transcribed below) and that in cases of noncompliance with minimum standards of economic and financial sustainability, will result in a restrictive regime of agreements with related parties (section II of the subclause one of the foregoing clause seven).

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Sub-Clause Fourth - The distribution company shall submit to the prior approval of ANEEL, in the cases, conditions and according to procedure established by regulation of ANEEL:

I. acts and legal transactions concluded with:

a) its controlling shareholders, direct or indirect;

b) their subsidiaries or affiliates and other subsidiaries or affiliates of common controller;

c) entities that have common directors to the Distribution company; and

d) its Administrators

. II amendment to its articles of incorporation, except for the adjustment to the Second subclause of Clause Seven; and

III. The transfer of its corporate control.

Sole Paragraph - The acts and legal transactions referred to in subparagraphs (c) and (d) are those in which the current accounting legislation understand as mandatory its disclosure in the financial statements of the Distribution company.

The inclusion of Economic Sustainability clauses and Financial Review and commitments of Corporate Controller, as determined in section III of subclause one of clause seven of capital contribution obligation to ensure the economic and financial sustainability, was conducted by the Governor under the claim allow more solidity by the Brazilian segment of electricity distribution and align it with international best practices, improvement of management practices and increased transparency levels in the segment.

Another obligation imposed to the Controller shareholder for enrollment on articles of association is the constant of subclause one of the clause thirteen, which follows, it should be highlighted the obligations even in the subclauses three and four:

Subclause one - The controller shareholders states to accept and submit, without any exception, to the conditions of this AGREEMENT, forcing himself to keep articles of association of the distribution company provision to not transfer , assign or otherwise dispose of, directly or indirectly, free or against payment, the actions that are part of the controlling stake block without the prior consent of ANEEL.

(...)

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Subclause Three – controller shareholders sign the present ADDITIVE TERM as intervenor and guarantor of the obligations and charges set.

Subclause Four - controller shareholders commits, jointly and severally, in irrevocably and irreversibly, to contribute annually at the dealership, within 180 days after the end of each fiscal year in the form of share payment in cash or cash equivalents or by the conversion of passive loans into equity, the total failure to take place to achieve the minimum parameter of economic and financial sustainability set out in Clause Seven, whose realization of the contribution will not configure failure to pay to the referred metric.

Past the clause eight, which deals with issues linked to corporate governance and transparency, there is the imposition of being observed the regulation that will in future be issued by ANEEL and may contain, among other things, minimum standards and regulatory duties related from the Board of Directors to the Board, the Supervisory Board, the Audit and Compliance, which may cause legal uncertainty, since the distribution companies remain subject to Law nº 6.404/76 and the rules of the Securities and Exchange Commission - CVM, in verbis:

Subclause First – the DISTRIBUTION COMPANY undertakes to observe Aneel regulations on governance and transparency which may include, among other things, minimum standards and regulatory duties related to the Board of Directors, the Executive Board, the Supervisory Board, the Audit and Compliance,.

Subclause two - In preparing regulation, ANEEL will notice: (i) state-of-the-art of national and international, private and public governance, establishing the goals by higher levels of capital market governance and required by regulatory agencies, as well as studies of academic institutions or for development, (ii) the level of development and specifications of the Brazilian electricity sector, including the segregation of activities and the need for shielding and individualization of distribution, (iii) the size of the concessionaires ( iv) the time to adjust to regulatory obligations, among other relevant aspects, always observing the corporate law.

The next clause that covers the largest number of new aspects is the clause twelve that looks after the termination of the concession and reversal of assets and related facilities. At this point the biggest concern gird up the possibility of opening the stipulated expiry process in the subclause fourteen, see:

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Subclause Fourteen - For the period starting the sixth calendar year following the conclusion of this agreement, the failure to pay of the concessionaire arising from noncompliance with efficiency criteria regarding the continuity of supply or the financial-economic management will lead to the opening of the expiration process, subject to the provisions of this agreement, particularly the right to legal defense and contradictory, noting:

I - the noncompliance of minimum standards of economic and financial sustainability for two (2) consecutive years, following ANEEL regulation, will feature in failure to pay regarding the economic and financial management;

II - That the failure of global annual limits of collective continuity indicators for three consecutive years will feature followinf ANEEL regulation, in failure to pay regarding the continuity of supply.

Paragraph One - ANEEL will establish the minimum standards referred to in Item I of this subclause prior to the beginning of preferably five-year periods, and the establishment of new parameters observe, among others, the need for positive EBITDA and ability to perform minimal investments and debt management.

Paragraph Two - ANEEL set the limits mentioned in section II of this subclause prior to the beginning of preferably five-year periods.

It should be noted that ANEEL will also establish regulation on expiration (item II above), in keeping with willing orientation in Judgment No 2.253/2015 of TCU, having been secured in clause twelve in the additive to minimum guarantees to be provided to distribution companies as to its determination and operation:

Subclause Seven - Whenever any of the failure to pay of the events set forth in the current regulations and in this Additive term, ANEEL will establish administrative process to verify the noncompliances and failures, assured the contradictory and full defense to the DISTRIBUTION COMPANY, and may recommend to the Grantor the declaration of forfeiture award, which may adopt the following measures, in addition to those provided for in Law 8.987, 1995 and 12.783, 2013:

I - trigger the bidding process of the concession;

II - Celebrate the Concession Agreement with the new dealer concurrently with the declaration of forfeiture of the concession; and

III - Disciplinary a transitional phase for the assumption of the service by the new dealer.

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Paragraph 1 - For the purposes of preserving the continuity of the public service, ANEEL may intervene in the DISTRIBUTION COMPANY until the bidding process is completed.

Paragraph 2 - For the purposes of preserving the continuity of the public service, the Grantor shall, within 36 months of the term of this contract, establish the guidelines for bidding for the public service object of this agreement, and for the transition phase, the distribution company is committed to maintain the delivery of adequate service, particularly to:

a) maintain the quality of service and the condition of economic and financial sustainability

b) give broad access to administrative, commercial and operational information;

c) submit to ANEEL specific regulation for the period of contract termination;

some concerns regarding ANEEL methodology used to establish the limits adopted at the end of (equivalent Duration indicators of Internal Source of Interruption per Consumer Unit - DECi and Equivalent Frequency of Internal Source Interruption per Consumer Unit - FECi) and the lack of flexibility of these limits, since the noncompliance may result in termination of the grant linked to recurrent discussion in the industry about the inadequacy of the indicators mentioned in the past.

It should be highlighted that the global limits and characterization of noncompliance are stipulated in the subclause three of the clause one of Annex II to the Additive term, and the Table I values are just examples and those applicable to each distribution company contained in the Technical Note No. 0335/2015 - SCT-SFE-SFF-SRD-SRM/ANEEL, of September 4th, 2015:

Subclause Three - The annual global limits on the DECi and FECi indicators to be complied by the distribution company are shown in the Table I below.

Table 08 - Global Annual Limits DECi and FECi.

Hours / interruptions

DECi (hours)					FECi (interruptions)
2016	2017	2018	2019	2020	2016	2017	2018	2019	2020
40	37	32	25	16	30	28	24	18	10

Sub-Clause Fourth - noncompliance of the efficiency criteria regarding quality of service, for two consecutive years during the trial period or in 2020, will result in the termination of the concession, in accordance with the provisions Twelve and Eighteen.

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Sole Paragraph - It will be considered as noncompliance of the efficiency criteria regarding the quality of service provided the breach of the limit of at least one of the continuity indicators set out in Table I.

Moreover, in addition to those imposed conditions, the clause eighteen deals with the extension conditions, see:

CLAUSE EIGHT - EXTENSION CONDITIONS

In addition to the preceding provisions of this Agreement, the Concessionaire shall observe, for a period of five (5) years from January 1, 2016, the extension conditions set out in Annexes II and III.

Subclause First - The failure of one of the extension conditions laid out in Annexes II and III for two consecutive years or any of the conditions at the end of the five year period, will result in the termination of the concession, subject to the provisions of this agreement, particularly the right to legal defense and contradicting.

Subclause two - The remaining quality and economic and financial regulations remain valid and apply to the utility service concurrently with the provisions of Annexes II and III.

In clause 12, Brings the additive provides the possibility for the concessionaire to present corporate control of the transfer plan before the initiation of the administrative proceedings for determination of noncompliance with the extension of conditioning:

Subclause Eight - The concessionaire may present corporate control of the transfer plan prior to the initiation of administrative proceedings by ANEEL in the face of noncompliance of the extension conditions mentioned in the clause eighteen, noting that:

I - The transfer of corporate control plan shall demonstrate the feasibility of exchange control and the benefit of that measure for the adequacy of the service.

II - The transfer of corporate control shall be completed prior to the opening of the concession extinction process.

III - Verified noncompliance of the transfer of corporate control plan by the concessionaire or if not approved by ANEEL, the process of termination of the concession will be established and it is up to Aneel to investigate the case and submit to the Ministry of Mines and Energy, with its manifestation.

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It should be highlighted also that the possibility of ANEEL to delegate to the state the execution of complementary activities:

CLAUSE XV - DELEGATION OF COMPETENCE

considering the provisions of art. 36 of Law No. 9.074/95, and in art. 20 of Law No. 9.427/96, ANEEL may delegate to the STATE of XXXXXX the competence to carry out additional surveillance activities and mediation of public service of electricity provided by the DISTRIBUTION COMPANY.

Single Subclause - The delegation of competence provided in this clause shall be given in the terms and conditions that may be defined in the Cooperation Agreement.

The enhancements proposed in Public Hearing 38/2015 were summarized by the Superintendences of ANEEL through the matters, the main questions below for gainsay illustration.

Regarding the contributions of the Economic Clauses, the main issues discussed at the public hearing were a) normative density of the contract; b) rules for tariff revision, investment and X factor; c) variations in the purchase of energy and economic and financial balance; d) exceeding demand and reactive surplus and e) operational and economic rationale.

Regarding the contributions concerning the quality of service, the main issues discussed were a) defining limits DEC and FEC for the 5th year of the assesment period of the concession agreement; b) purge of programed interruptions during the 5-year assesment of the concession agreement; c) calculating the supply participation for defining the limits of internal DEC and FEC; d) restriction to payment of dividends and interest over the capital due to the poor quality of the service; e) impact of the transfer of other transmission facilities - DIT in DEC and FEC internal indicators; f) recurrence in noncompliance with the DEC and FEC indicators for the 5-year assesment of the concession agreement.

Regarding corporate governance and transparency, the most relevant contributions addressed the following issues: a) requirements relating to corporate governance discussed in Public Hearing 72/2014 (sharing of infrastructure and human resources); b) freedom for managing the business of sector agents in distribution; c) bylaws changes; d) minimum standards of corporate governance and transparency; e) acts and legal transactions entered into with related parties; f) dissemination of economic and financial information; g) participation of the controlling shareholder or other person of its economic group in other projects in the electricity sector; h) requirements related to composition Directors/Executives and Supervisory Board; i) composition of the Supervisory Board.

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The topic of economic and financial sustainability received several contributions that were on the need of capital input and financial trajectory, the most important referred to: a) exclusion of the liability of the actuarial deficit of the debt composition; b) excluding EBITDA provision expenses; c) EBITDA calculation of potential through the addition of investments; d) creating exceptions in capital investment requirements for market variations and non-manageable costs; e) change the Selic to spread by regulatory rates of return (WACC or Kd); f) defining new metrics after the 5th year of the grant eg) no need for the audit report for the Standard Monthly trial balance - BMP and Quarterly Information Report - RIT relative to December.

Reading the vote that led to the result of the public hearing, it appears that some questioned points were refuted at the possibility that, in the case of umbalance, the Concessionaire would be able to request an Extraordinary Tariff Review.

7.                  CONCLUSION

As the draft of the Additive term set a horizon of five (5) years to reach a set of extremely rigid targets in the monitoring of planned regulatory limits for each company, in the study in question, it was taken and considered such conditions.

In this regard, we emphasize some important aspects contained in the Additive term draft:

·                    The assumptions non-rupture of the internal DEC and FEC limits set by ANEEL need to be fulfilled in its entirety so that it is possible to achieve the service quality indicators;

·                    Additional restriction and obligations were inserted to the distribution company and its controllers, such as:

·                    Restriction of dividends distribution above the legal minimum and payment of interest over own capital in case of non-delivery of goals;

·                    obligation of controlling capital contribution in case of non-delivery of goals;

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·                    Need to comply with annual targets starting in 2016 from the service quality point of view, under the penalty of losing concession due to noncompliance of the same indicator for two consecutive years or a penalty for the fifth year;

·                    Recognition of the economic-financial Balance of granting when signing the Additive term, according to Subclause one of clause six;

Insertion of rules and corporate governance parameters, which will be object of future regulations of the agency.

With efect, one aspect worth mentioning is the amount of contractual clauses that are not self-administered, such as the issues of governance, referring to its regulations for future normative acts, which in the Additive term patterns, will be competence of the Regulatory Agency and no law object.

Thus, in light of the considerations made throughout this technical note, enhanced by the contributions needed from the Majority Shareholder, we believe that Eletrobras Distribuição Roraima presents, in our view, conditions to sign the Additive term to the Concession Agreement.

Boa Vista-RR, November 11, 2015.

.

JIMMY LUZ COSTA Budget, accountant and financial management department - DFC	JOCELY FERREIRA LIMA Operation, maintenance and generation consulting - PRO

ELIZANDRO TATAÍRA COUTINHO Regulation, P&D, EE and special projects department - DRE	EURIPDES SANTOS DE SOUZA Personnel management department – DGP
MARINETE DE OLIVEIRA REIS Trade department - DCC	ANTONIO CLOVES ALVES FERREIRA Project, normatization and engineering Department - DPC

Annex: technical information GDF/DFN-01/2015, of 11/11/2015.

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Eletrobras

Technical Note – PR-01/2015

Assessment of Sustainability with Extension of Concession Contract for Acre.

Eletrobrás Distribuição Acre

     Distribuição Acre

1.	OBJECTIVE	3
2.	BACKGROUND	3
3.	SERVICE QUALITY	6
3.1.	HISTORY OF CONTINUITY INDICATORS FOR ELETROBRÁS ACRE	6
3.2.	METRICS CONDITIONED TO QUALITY OF SERVICE	9
3.3.	DEFINITION OF THE TRAJECTORY’S STARTING POINT FOR ELETROBRAS ACRE	10
3.4.	DEFINITION OF THE ENDPOINT FOR THE TRAJECTORY FOR ELETROBRAS ACRE	12
3.5.	DEFINITION OF THE TRAJECTORY FOR ELETROBRAS ACRE	12
3.6.	ANALYSIS OF ACHIEVEMENT OF SERVICE QUALITY THRESHOLD INDICATORS	13
3.7.	ANEEL RESULTS PLAN	16
3.8.	FINAL ASSESSMENT OF THE TRAJECTORY PROPOSED BY ANEEL	17
4.	ECONOMIC-FINANCIAL SUSTAINABILITY	19
4.1.	TARGETS IN ECONOMIC AND FINANCIAL SUSTAINABILITY	19
4.2.	ANALYSIS OF ELETROACRE’S ECONOMIC AND FINANCIAL TARGETS FOR 2016 TO 2020 AS PER THE DRAFT OF THE ADDITIVE TERM	20
5.	GOVERNANCE	27
6.	LEGAL ASPECTS	30
7.	CONCLUSION	43

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Distribuição Acre
TECHNICAL NOTE
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PR–01/2015

1.   OBJECTIVE.

The objective of this Technical Note is to assess the impact of the additive term to the Concession Contract of Companhia de Eletricidade do Acre - ELETROACRE, henceforth herein EDACRE, stemming from the signature of the Additive Term to the Concession Contract for the Public Service of Distribution of Electric Energy, based on the draft approved by ANEEL, on October 20, 2015.

Initially, the background for the extension request of the concession of Eletrobrás Distribuição Acre under the terms of the national legal framework will be established. Then, topics with respect to service quality and economic-financial sustainability will be approached involving the performance of collection in connection with invoicing and corporate governance.

Finally, the more relevant legal aspects involving the Concession Contract will be examined, as well as, in closing, the convenience and the opportunity of the administration of Eletrobrás Distribuição Acre to sign the Concession Contract will be examined.

2.   BACKGROUND.

In compliance with the legislation for the power sector (Law no. 8,987/95, of February 13, 1995, ruling on the concession regime and permission for delivery of public services established in art. 175 of the Federal Constitution; Law nº 9,074/95, of July 7, 1995, that sets the rules for granting and extending concessions and permissions for delivery of public services; and later, Law nº 12,783/13, of January 11, 2013, ruling on the concessions for generation, transmission and distribution of electric energy, on the reduction of sectorial charges and on the tariff affordability; altering Laws nº 10,438, of April 26, 2002, 12,111, of December 9, 2009, 9,648, of May 12, 1998, 9,427, of December 26, 1996, and 10,848, of March 15, 2004; revoking the dispositive of Law nº 8,631, March 4, 1993) ),  COMPANHIA DE ELETRICIDADE DO ACRE (ELETROACRE) holds the concession for distribution of electric energy in all municipalities in the State of Acre, through Concession Contract nº 06/2001-ANEEL and its respective additive terms. The first additive term was signed on July 20, 2005, the second one in June 8, 2010 and the third one on December 10, 2014, with the expiry of the Concession Contract taking place on July 7, 2015.

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In compliance with Sub-clause Second of Clause Three of said contract, the extension request should have been presented 36 (thirty-six) months before the end of the term of the contract and, that being the case, COMPANHIA DE ELETRICIDADE DO ACRE (ELETROACRE) protocoled at ANEEL, on June 12, 2012, missive PR-092/2012, containing the request for extension of its Concession, object of Concession Contract nº 06/2001, generating protocol application nº 48513.019422/2012-00.

On October 15, 2012, considering the dispositions set out in § 2° of art. 2nd of Decree nº 7,805, of September 12, 2012, that regulated Temporary Measure (Medida Provisória) nº 579, of September 11, 2012, resulting in Law no. 12,783 of January 11, 2013, ELETROACRE ratified its position signed on June 12, 2012 and reaffirmed its interest in terms of the extension of the Concession Contract nº 006/2001, through letter PR-145/2012.

With the publication of Decree nº 8,461/15, of June 2, 2015, dealing with the renewal of energy distribution concessions, the extension of the concession for distribution of electric energy was regulated. Following that, ANEEL, at a board meeting held on last June 10, launched Public Hearing nº 038/15, through Technical Note no. 0175/2015 – SCT-SFE-SFF-SRD-SRM/ANEEL, with a view to obtaining additional inputs and information for the purpose of enhancing the template for the additive term to Concession Contracts for extension of electric energy distribution concessions based on Decree no. 8461, of June 2, 2015.

Later, given the Judgment No. 2253/TCU-Plenary, of September 2015, and considering Technical Notes no. 0335/2015-SCT-SFE-SFF-SRD-SEM/ANEEL, of September 4, 2015, and Technical Note no. 0360/2015-SCT/SFF/SRD/ANEEL, of September 24, 2015, ANEEL approved and published on the National Gazette (D.O.U.) on September 25, 2015, the reinstatement of Public Hearing No. 38/2015.

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Following the due process for the issue, on last October 20, the Board of ANEEL approved referral to the MME of different processes addressing the drafts of additive terms to concession contracts for a number of distribution companies, among which the one for EDACRE, and, on the same date, DESPATCH No. 3540 was issued by the Director-General of that Agency.

At this point in time, all that is missing is the approval by MME, as the Concession Granting Power, which is about to take place, with the company being convened to sign the aforementioned additive term within a period of up to 30 (thirty) days counted from the date of the dispatch by the Minister of Mines and Energy.

In this scenario, the basic rules that guide the renewal of the concession are being reaffirmed in Decree no. 8461, of June 2, 2015, regulating the extension of Electric Energy Distribution Concessions object of art. 7 of Law no. 12,783, of January 11, 2013, for a period of thirty years. The extension will be granted with a view to addressing the criteria established by the Concession Granting Power with the intent of improving service delivery to users.

The criteria to be achieved are: efficiency in service delivery quality, efficiency in economic-financial management, operational rationale and economic tariff affordability.

The above-mentioned requirements will run under special regime for the first five years and will be assessed by way of continual improvement metrics established by the Concession Granting Power, set out in detail in the Concession Contracts, with, in so far as concerns this aspect, Eletrobrás Distribuição Acre having a deadline to address the targets established, to be counted from the onset of the calendar year following the date of signing of the contract. In the event of noncompliance with any of the annual targets established, for two consecutive year, or of any of the targets at the end of the five-year period, the process for extension of concession will be started.

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Therefore, it is important that the Additive Term to the Concession Contract for Eletrobrás Distribuição Acre be analyzed with a specific focus on meeting the target established by the Concession Granting Power for the items of Service Quality, Economic-Financial Sustainability, Corporate Governance and the legal implications in here it to them.

3.   Service quality.

3.1.  History of continuity indicators for Eletrobrás ACRE.

Up to the year of 2008, the company featured service continuity indicators below the threshold established by ANEEL, closely associated to the precarious nature of the process of data collection and assessment for calculation of these indicators. Starting in 2009, with the implementation of the Quality Management System – QMS/ISO 9001, indicators began to reflect reality, growing beyond the regulatory threshold.

Despite there not being a direct relation between the service continuity indicator and consumer satisfaction indices, when these indicators are compared, it is perceivable that during the years of 2009 and 2013, the ANEEL satisfaction index displayed little variation, remaining practically stable, while there was a material increase in the service continuity indicators. With the investments made in this period, both at a level of the Power System as in operational logistics, the trajectory was reverted starting in 2013, with a concrete improvement in service delivery quality, also reflected in the opinion of consumers, as can be seen in Chart 1.

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Chart 01 – DEC/FEC/IASC ED-Acre 2009-2014

It is important to record the significant growth of the distribution network in the rural zone, outcome of the Light for Everyone Program (Programa Luz para Todos – PLpT), which had significant impact in the company’s service continuity and in particular in the indicators of duration of interruption. The large extension of the power grid in the rural zone, associated to the precarious nature of the access to these grades, raise a significantly the Average Service Delivery Time (Tempo Médio de Atendimento – TMA), with a direct reflex on the DEC.

As a result of the investment actions, already in 2013 a significant improvement in the FEC indicator was observed. The DEC, in its turn, reverted its rising trend starting in 2014, associated to the actions in providing a suitable number of emergency repair teams and the implementation of multifunctional teams, in operational synergy with the business activities.

Chart 2 shows the progress of the DEC indicator in recent years and the projected outcome for 2015.

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Chart 02 – DEC Moving Average ED-Acre

Until the month of June, the behavior of the indicator was within the thresholds foreseen, having achieved at the lowest annual value for recent years in the months of May and June, 54.1 hours. Starting in the month of July, the company faced a number of interruptions in the supply system (basic grid) with major impact on the DEC indicator.

With respect to the FEC indicator, it should be highlighted that the reduction in frequency of interruptions in a power distribution system is directly linked to investments in refurbishment and expansion of the distribution network, as well as a consistent preventive maintenance plan.

The company posted, between the years of 2012 and 2014, an improvement of 26.1% in the FEC indicator, with a forecast for, at the end of 2015, achieving a reduction (2012-2015) on the order of 33%. The following works can be mentioned as main drivers for the consistent improvement in the FEC indicator:

- Capacity increase in SSs São Francisco e Tangará;

- Construction of SS Taquari;

- Construction and refurbishment of feeder lines;

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- Installation of three-phase and single-phase re-connectors;

In addition to these actions, the success of the Preventive Maintenance Plan should be recorded, in which the activities of pruning and cleanup on the access lanes to the distribution networks, in particular, in rural areas, should be emphasized.

Chart 03 – FEC Moving Average ED-Acre

In the same way as for the DEC indicator, the FEC had been displaying values compliant with the targets established for the period, however it underwent an even stronger impact from the interruptions in the supply system, that at each failure interrupts the supply of energy to 75% of the company’s consumers.

It should be highlighted that this interruptions in the supply system affect the DEC and FEC global indicators, but are not counted in the internal DECi and FECi indicators.

3.2.  Metrics conditioned to quality of service.

Decree No 8.461/2015 establishes in its article 1 that the efficiency with respect to the quality of service provided is one of the criteria to be addressed for the purpose of extending the distribution concessions. § 2º of Art. 1 determines that these efficiency criteria should be evaluated by way of indicators that take into account the frequency and average duration of interruptions in the public utility service of distribution of electric energy, with indicators displaying these features being Equivalent Duration of Interruption by Consumer Unit (DEC - Duração Equivalente de Interrupção por Unidade Consumidora) and Equivalent Frequency of Interruption By Consumer Unit (FEC - Frequência Equivalente de Interrupção por Unidade Consumidora), raise globally for each utility service.

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TECHNICAL NOTE
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Indicators DEC and FEC take into account interruptions of the distribution system both, of internal and external origins. ANEEL instructed that interruptions with origin external to the utility should be calculated differently from the regular interruptions occurring in the supply so that the indicators to be assessed, in this initial contract period of 5 (five) years following the extension of the concession, reflect the actions of the utility company in delivering the service, i.e., internal occurrences, eliminating the effects of external events.

Therefore, in order to evaluate efficiency with respect to service quality delivery, object of Decree No. 8461/2015, ANEEL propose the use of lots in connection with the interruption of external origin to the distribution system comprising the overall DEC and FEC indicators, using indicators to be known as DECi and FECi (Internal DEC and FEC).

The initial and final service continuity thresholds to be met by the utility distribution companies, for the trajectory in the years following the signature of the contract, were established.

3.3.  Definition of the trajectorY’s starting point for EletrobrAs ACRE

ANEEL established that, for the distribution companies that violated the service continuity thresholds in the year of 2014, in 2015, the starting point of the trajectory will be the value of the internal indicator calculated in 2014 by the distribution company.

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 In 2014, overall DEC for Eletrobrás Distribuição Acre was 63.68 hours, of which 61.41 hours were in connection with scheduled or internal emergency events and 2.27 hours with respect to scheduled or external emergency events. For the FEC, values raised were 35.54 for internal and 5.30 four external. Therefore, the starting points for the trajectories will be 61.41 for DEC and 35.54 for FEC, as shown in the charts below:

Chart 5 – Analysis of FEC Internal and External

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3.4.  Definition of the endpoint for the trajectory for Eletrobras ACRE

In defining the endpoint for the trajectory, which will be the year of 2020, ANEEL applied the methodology of comparative analysis of performance, resulting from a mathematical model and the ordinary application of the methodology taking into account only the interruptions of internal origin in calculating the indicators for the period.

In this way, for Eletrobrás Distribuição Acre, with the application of the methodology, the endpoints values for DECi was set at 33.83 hours and for FECi, at 25.99 times.

3.5.  Definition of the trajectory for Eletrobras ACRE

With the starting and end points for the trajectory defined, the intermediate threshold levels were defined for the years 2017 to 2019. This trajectory, instead of linear, as it is for distribution companies with amounts actual values below the regulatory thresholds, was based on a trajectory for a company in the electric sector that showed a significant improvement after the change in controller, i.e., an achievable trajectory was adopted according to ANEEL. In this case, in the recent history of the sector, the company that displayed a critical situation in these indicators and, following a change in administration, displayed significantly improved results was CEMAR.

The intermediate points were calculated by way of a percentage of the difference between the value calculated in 2014 and the threshold established for 2020. That is, for Eletrobrás Distribuição Acre, similar to the other distribution companies not compliant with the thresholds, a reduction of 8% must be achieved in the first year, 34% in the second year, 66% in the third year, 93% in the fourth year and 100% in the last year, so that in 2020 Eletrobrás Distribuição Acre is compliant with the threshold established by ANEEL. In this way, the trajectory of the Service Continuity indicators, in this case DECi and FECi, for the 2016 to 2020 period is shown in Charts 6 and 7.

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3.6.  Analysis of achievement of service quality threshold indicators

The draft of the Additive Term to the Concession Contract for the Public Service of Electric Energy Distribution proposed by ANEEL in its Technical Note no. 0175/2015, has in its SECOND CLAUSE – PUBLIC SERVICE DELIVERY CONDITIONS, highly impacting sub-clauses for distribution companies of such as Eletrobrás Distribuição Acre, that ANEEL considers as enhancements in service delivery and that may result in noncompliance with targets, being liable to interventions by the Regulatory Agency, including with the loss of concession, to wit:

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“Sub-clause Six - the DISTRIBUTION COMPANY commits to respecting the quality standards established by ANEEL”.

“Sub-clause Seven - noncompliance with the quality standards established by ANEEL may require the DISTRIBUTION COMPANY to compensate consumers for the low quality in distribution service delivery, as per the ANEEL regulation, with no impairment to the deployment of the penalties established”.

“Sub-clause Eight: noncompliance with the quality standards established by ANEEL, characterized by the marked and/or frequent violation of the regulatory standards, as per the ANEEL regulation may imply in the impossibility of distribution of dividends or payment of interest on self owned capital for amounts that, in isolation or altogether, exceed the legal minimum, until compliance with the regulatory parameters is reestablished”.

“Sub-clause Nine – The DISTRIBUTION COMPANY commits to drafting and maintaining up to date a distribution facility maintenance plan, establishing the frequency and activities in maintenance to comply with the technical specifications of the equipment and suitable for the delivery of services, in order to display to ANEEL on request at any time”.

“Sub-clause Ten – The DISTRIBUTION COMPANY commits to meeting the electric energy distribution service universalization targets, as per ANEEL regulation ”.

It is important to note that ANNEX II to the Draft of the Additive Term to the Concession Contract to the Electric Energy Distribution Public Service – CONDITIONS FOR EXTENSION – EFFICIENCY IN THE DELIVERY OF THE SERVICE OF DISTRIBUTION, establishes:

“CLAUSE PRIMEIRA – CONTINUITY OF SUPPLY SERVICE

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The efficiency criteria for service quality delivery will be measured by way of indicators that take into account the frequency and average duration of interruptions in the electric energy distribution public service;

Sub-clause One – The indicators for DECi – Equivalent Duration of Interruption of Internal Origin per Consumer Unit and FECi – Equivalent Frequency of Interruption of Internal Origin by Consumer Unit will be assessed;

“Sub-clause Four – noncompliance with any of the DECi or FECi threshold values established by ANEEL, for two consecutive years during the assessment period or in the year 2020, will result in the extension of the concession, under the terms of clauses twelve and eighteen”.

As can be observed in the Clauses and Sub-clauses of the Draft of the Additive Term to the Concession Contract for the Electric Energy Distribution Public Service, proposed by ANEEL, the main focus in requirement Service Quality is in addressing the regulatory threshold values for DECi and FECi for the 5 (five) year period observable during the term of the new contract, bearing in mind that the entire regulation found in the ANEEL framework for service quality will remain in force, so that the new trajectory for the indicators in this 5 (five) year period will represent an additional obligation to Eletrobrás Distribuição Acre.

The decree establishes that companies must achieve the service quality and economic-financial balance indicators in the course of the coming 5 (five) years. In the event of noncompliance of any of the indicators for 2 (two) consecutive years, or in the fifth year of assessment, Distribution Companies may lose their concession, as mentioned before. During the five years in which Eletrobrás Distribuição Acre will be under the special regime set in the new contract, in the event of noncompliance of the DECi and/or FECi indicators in any 1 (one) year, the company will be notified and, if the situation persists in the following year, showing a trend to noncompliance, the concession is lost. For the last year, 2020, this flexibility is not available and noncompliance with the target in the last year will also imply in the loss of concession.

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This is a very concerning points since Eletrobras Distribuição Acre may display results below the regulatory threshold values for DECi and FECi in the observable years of 2016 to 2019 and, however, if due to atypical of events not ascribable to, or manageable by, Eletrobras Distribuição Acre such as, for instance, a totally unfavorable climate condition, values displayed for DECi and/or FECi are higher than the threshold values established for 2020, this may result in the loss of concession.

Another issue to be raised is the importance of ANEEL not considering, or considering partially, the Programmed Service Continuity Indicators. We fear a significant rise in programmed interruption stemming from an increase number of interventions in the power grid for preventive maintenance and improvement and expansion works. This request has been formulated by ABRADEE as a contribution to Public Hearing no. 38/2015 for discussion of TN no. 0175/2015.

Considering the equalization of financial resources for the delivery of ANEEL’s Results Plan, which is underway in the company, the concern with achieving the targets established for the concession contract additive stems mainly for the FEC indicator, whose reduction is more work intensive and directly related to the execution of investments in works. The DEC indicator will show a marked reduction between the years of 2016 and 2018, however, should there be a delay in the execution of the Results Plan, the improvements incomplete at that point in time can be offset by adding service teams.

3.7.  ANEEL results plan

It is worth highlighting that the Results Plan for the Improvement in Service Quality, presented to ANEEL in April of this year is underway at Eletrobrás Distribuição Acre, as previously mentioned herein, and that the funds for 2015 have been raised, but that sources need to be defined starting in 2016.

Considering the total execution of the Results Plan, with a definition of the funds is foreseen, in 2017, the company will achieve the DECi and FECi threshold values established by ANEEL for 2020, as shown in the chart below:

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3.8.  final ASSESSMENT OF THE TRAJECTORY PROPOSED BY ANEEL

Therefore, it can be concluded that preserved the assumptions used as basis for the Results Plan, Eletrobrás Distribuição Acre is capable of achieving compliance with the DECi and FECi trajectory defined based on the methodology set by ANEEL, with a low probability that ED-Acre will exceed the intermediate annual targets.

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Attention must be given to the FECi indicator, throughout the course of the period, with strict compliance of the Investment Program and the Maintenance Plan.

It is worth highlighting that compliance with the threshold values established for the internal service continuity indicators for the next five years is linked directly to the execution of the actions established in the Results Plan, with the list below showing those that display the highest impact and must be carried out:

·         Construction of 210km of feeder lines;

·         Cleanup and opening of the service band in 13,500km of rural distribution network;

·         Revitalization of 3000km of single phase rural distribution network;

·         Revitalization of 190km of three phase rural distribution network;

·         Phase added on in 215km of single phase rural distribution network;

·         Installation 282 three phase reconnection switchgears;

·         Automation of 120 three phase reconnection switchgears;

·         Refurbishment, redefinition of potential and division of the 180 low voltage circuits;

·         Construction of 05 new SSs (Entroncamento, Alto Alegre, Juruá, Tarauacá and Envira);

·         Capacity increase for SS Epitaciolândia.

In this way, based on the diagnostic developed when drafting the Results Plan with the intensification of the measures listed in it, compliance with the threshold values for the DECi and FECi trajectories in the timeframe between 2016 and 2020 becomes feasible for Eletrobrás Distribuição Acre.

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4.   Economic-financial sustainability.

4.1.  Targets in economic and financial sustainability.

In Clause Seven of the draft of the Additive Term to the Concession Contract, ANEEL establishes the condition for economic and financial sustainability to which the Distribution Company will have to commit to preserving throughout the entire period of the concession, whether in managing its costs and expenses, its levels of indebtedness and liquidity, of the investments in replacement, improvement and expansion, in addition to the responsibility in the collection of taxes and distribution of revenue.

In Annex III of the draft of the Additive Term to the Concession Contract – Conditions for extension – efficiency in economic and financial management, in Clause One, ANEEL sets the minimum parameters for the first 5 (five) years of the concession, establishing the following annual targets for the 2016 to 2020 period:

Figure 1 – Sustainability parameters until 2020

        As can be understood from the figure above, in the first year, 2016, the minimum condition can be achieved through an input of capital, with no additional requirements. However, starting in the second year, 2017, cash management, measured by EBITDA, must be positive. This means that input of capital is not enough to achieve the target in economic and financial sustainability, with the generation of operational cash having to be positive starting in 2017 and from then on, so that:

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·         In 2018, the generation of cash has to be sufficient to cover investments in replacement, as measured by the regulatory reintegration quota (quota de reintegração regulatória - QRR);

·         In 2019, the generation of cash in addition to covering QRR must be sufficient to honor 80% of servicing the debt, with the formula used being: net debt x (80% SELIC);

·         In 2020, generation of cash in addition to covering QRR must be sufficient to pay the interest on the date as shown in: net debt x (111% SELIC).

         It is worth highlighting that noncompliance with the targets in two consecutive years, or in the last year, may result in losing the concession. In so far as concerns the SELIC rate, according to the draft of the Additive Term, it is capped at 12.87% a.a., so, by fixing the SELIC at this percentage rate, the conditions described in Figure 1, in particular for the fourth and fifth years, are shown in Table 1 below:

Table 1– Annual targets for economic and financial sustainability – Draft of the Additive Term

2016	2017	2018	2019	2020
			EBITDA - QRR -	EBITDA - QRR -
EBITDA >0	EBITDA >0	EBITDA - QRR >0	80% SELIC X	111% SELIC X
			Net DEBT > 0	Net DEBT > 0

4.2.  AnAlYSis OF ELETROACRE’s economic and financial targets for 2016 TO 2020 as per the draft of the additive term.

In order to cheque whether ELETROACRE would achieve the economic and financial sustainability targets as set in the draft to the Additive Term, a compilation was performed of the information contained in the Technical Information GDF/DFN-01/2015, prepared by the Eletrobrás Financial Department, considering the consolidated data informed by the Distribution Department of that Controller.

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Considering that the horizon for the Study comprises the period between 2015 and 2045, for the purposes of this Technical Note, initially the tax year’s out to 2020 were analyzed.

As mentioned in the Technical Information, the EBITDA, NET DEBT and total CAPEX amounts are shown in Table 2 below:

Table 2 – EBITDA, Net Debt and TOTAL CAPEX – Concession Renewal Study – 2015 to 2020 – R$ millions

						R$ thousand
Description	2015	2016	2017	2018	2019	2020
EBITDA	-6.22	43.94	71.75	100.06	125.54	141.85
Net Debt	474.87	416.47	308.83	225.5	162.78	103.59
Capex	94.91	82.06	64.52	70.86	75.38	80.68

           The Note highlights some points in the projections, to wit:

                    I.        starting from the Financial Statements of 2014 and for the first semester of 2015, capturing the effects in EBITDA and in servicing the debt;

                  II.        in so far as attractions of capital, the operation with Credit Suisse for the amount of BRL 41 million, to be consolidated in 2016 was taken into account, of which:

·        Realignment of the R$ 41 million of the debt represented by debentures to be issued, by way of advance redemption with funds raised from the emission of FIDIC quotas, for which the CDI + 5.4% a.a. rate was maintained, with the amortization term being lengthened from forty-eight months to eighty-four months, in addition to a new grace period of twenty-four months for the principal.

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III.     The macroeconomic indicators adopt were provided by Eletrobrás Financial Department as described in the table below:

Table 3 – Macroeconomic Indicators – 2015 to 2020

Macroeconomic Projections		2015	2016	2017	2018	2019 on

IPCA	%	9.34%	5.5%	4.74%	4.7%	4.63%
IGPM	%	4.64%	4.64%	4.64%	4.64%	4.64%
TJLP	%	5.5%	5.5%	5.5%	5.5%	5.5%
SELIC	%	14.3%	12.00%	11.00%	10.15%	10.00%
FX	R$/U$$	3.44	3.58	3.54	3.59	3.67

            ii.          With respect to the EBITDA projected, it had to be readjusted given a few events, to wit:

·         projections did not foresee provisions for contingencies (civil, labor, consumer defense, tax, regulatory), however, as shown in Annex III of Technical Note 175/2015, ANEEL will deduct from EBITDA any provision amount. In this way, for the purpose of simulation, the contingency provision estimate was taken into account, using as a base what ELETROACRE had booked on base date June 2015 and updated annually, translating into the amounts shown in Table 4 below:

Table 4 – Estimated contingency provisions – 2016 to 2020

Description	2015	2016	2017	2018	2019	2020
PCLD/ Suppliers	-5.00%	-4.67%	-4.34%	-4.01%	-3.68%	-3.35%
% Variation		-0.33%	-0.33%	-0.33%	-0.33%	-0.33%

            iii.        Certain conditions were also take into account for the projections:

·         Evolution of Installment A due to inflation in market;

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·         Evolution of Installment B:

 a) according to the inflation, market (number of consumers and kilometers in the network), RTP, Factor X, investments and monetary update impact on AIS;

 b) Approval of 95% of the works undertaken with the installment for regulatory assets;

 c) Coverage for PMSO, projected based on the methodology of the third cycle considering a productivity of 2.0%;

 d) Factor X: Projected according to the methodology of the 3rd cycle;

·         CVA: taken into account only in IRT-2014 and 2015;

·         Existing debt amortization curves as per contract;

·         Cost of existing debt: effective cost curve;

·         Considering future contract releases with BIRD, average cost of 10.18% a.a.;

·         New attractions conditioned to ICSD (debt service coverage index) of 1.3.

In this way, by deploying all the above-mentioned adjustments, the targets set for the 2016 to 2020 period detailed in Table 5 below are achieved, addressing ANEEL requirements:

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Table 5 – Economic and financial sustainability targets according to the draft of the Additive Term to the Concession Contract – 2016 to 2020 – R$ millions

ED Acre	2015	2016	2017	2018	2019	2020
		EBITDA >0	EBITDA >0	EBITDA - QRR >0	EBITDA - QRR - 80% SELIC X Net debt > 0	EBITDA - QRR - 111% SELIC X Net debt > 0
EBITDA	(6.215)	43.943	71.861	101.491	127.172	143.682

QRR = Depreciation				(24.600)	(27.654)	(30.819)

80% Selic x Net Debt					(11.227)

111% Selic x Net Debt						(11.510)

Aneel Balance Requirement		43.943	71.861	76.891	88.291	101.352

On the other hand, if the request for credits from CCC/CDE that the company has available is achieved, the Table above will be amended to the one below:

ED Acre	2015	2016	2017	2018	2019	2020
		EBITDA >0	EBITDA >0	EBITDA - QRR >0	EBITDA - QRR - 80% SELIC X Net debt > 0	EBITDA - QRR - 111% SELIC X Net debt > 0
EBITDA	(6.215)	152.193	71.861	105.880	132.184	148.975

QRR = Depreciation				(24.600)	(27.654)	(30.819)

80% Selic x Net Debt					(11.227)

111% Selic x Net Debt						(11.510)

Aneel Balance Requirement		152.193	71.861	81.280	93.304	106.645

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It is worth highlighting that a very sensitive variable in achieving the regulatory target of economic and financial sustainability for the new model of contract additive is the generation of cash, measured through EBITDA. In this analysis, both the PMSO and PCLD values were maintain the same as for the Results Plan, as shown in Table 6 below:

Table 6 –PMSO and PCLD Values – 2016 to 2020 – R$ million

Description	2015	2016	2017	2018	2019	2020
PCLD/ Suppliers	-5.00%	-4.67%	-4.34%	-4.01%	-3.68%	-3.35%
% Variation		-0.33%	-0.33%	-0.33%	-0.33%	-0.33%

Likewise, values for total CAPEX that were considered for the purposes of this simulation were those supplied by the companies and approved by the Eletrobrás Distribution Department.

Other relevant factors that must also be stressed and that apply the same assumptions as the ones used in the Results Plan and that lead to a significant relief of the pressure placed the on the cash flow are:

·         collection level corresponding to 100% of invoiced starting in; and

·         cost with acquisition of energy impacted by the hydraulic context being mitigated by the revenue from the tariff flags.

It is worth highlighting that the study undertaken by the Eletrobras Financial Department, with data and different assumptions defined by the Companhia de Eletricidade do Acre, applies the conversion in 2016 of the debt of this distribution company with Eletrobras as assumption for the improvement of the company’s economic-financial performance, of ordinary funds source. The amount in 30/06/2015 was on the order of R$240 million, a fundamental conditioning factor for the positive referral of the vote proposed presented at the end of this Report.

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In addition, the aforementioned study pointed out the need for in input of capital for the amount of R$ 115 million, with the following required schedule in realizing the funds in order to achieve an adequate economic-financial balance for the company:

YEAR	INPUTS (R$ million)
2016	21
2017	57
2018	33
2019	4
Total	115

Under the above assumptions and those set in the aforementioned Technical Note, the study in case in point calculated that the net present value (NPL) (valor presente líquido - VPL) of Companhia de Eletricidade do Acre, i.e., the “Enterprise Value” minus its debts on 30/06/2015, deducted from the conversion of the ordinary funds debt, with Eletrobras, in capital, is positive and equal to R$ 612.756 million. It should be highlighted that should the requests to ANEEL in claims in advanced stages, for credits in connection with the generation of energy in isolated, from the CCC/CDE Fund be successful, NPV becomes R$ 677,897 million, and the amount of input required established above drops to R$91 million.

On the other hand, it should be observed that the study undertaken by the Eletrobras Financial Department evaluated the alternative of not extending the concession, i.e., of "liquidating the company", given that its exclusive of object is the concession of electric energy distribution services in the State of Acre, with the "liquidation value" result being negative in R$39.943 million,  subject to being absorbed by the Controller Shareholder (Eletrobras) taking into account that the company has a debt of around R$240 million (base 06/30/2015) with it.

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5.   GovernanCE.

Decree no. 8461, of 06/02/2015, establishes in its inset I, single paragraph, of art. 2, that the draft of the Concession Contract or additive term shall address clauses that:

“I - ensure the economic-financial sustainability for utility service providers and specify guidelines to reinforce corporate governance and the minimum parameters for economic-financial indicators, including the obligation of capital input by controllers; and” (bolded by us)

Technical Note no. 175/2015-SCT-SFE-SFF-SRD-SEM/ANEEL, recommending the opening of Public Hearing - AP no. 038/2015, in its “Item III – 2.3 – CORPORATE GOVERNANCE AND ECONOMIC FINANCIAL SUSTAINABILITY”, stresses in paragraph 81, the meaning of Corporate Governance for the Agency:

“Mechanisms, processes and relations through which a company is controlled and directed. Governance structures identify the distribution of rights and responsibilities among the different stakeholders of the company (such as Administrators, shareholders, creditors, auditors, regulators and other interested parties) and include rules and procedures for decision-making with respect to corporate issues. Corporate governance comprises the processes through which the business objectives are defined in the social, regulatory and market contexts. Governance mechanisms include the follow-up of company’s actions, policies and decisions as well as those of its agents. Corporate governance practices are influenced by attempts to align the interests of all interested parties”.1

1 Shailer, Greg. An Introduction to Corporate Governance in Australia, Pearson Education Australia, Sydney, 2004;"OECD Principles of Corporate Governance, 2004". OECD. Retrieved 2013-05-18.;Tricker, Adrian, Essentials for Board Directors: An A–Z Guide, Bloomberg Press, New York, 2009; Janet & Shailer, Greg. The Effect of Board-Related Reforms on Investors Confidence. Australian Accounting Review, 18(45) 2008: 123-134; obras citada sem “Corporate Governance” na Wikipedia, disponível em: http://en.wikipedia.org/wiki/Corporate_governance. Último acesso em: 15/05/2015

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In this sense, as shown below, ANEEL introduced in Clause 8 of the draft of the Additive Term to the Concession Contract that corporate governance rules and transparency are conditions for distribution companies to provide the public service of the distribution of electric energy.

“CLAUSE EIGHT - CORPORATE GOVERNANCE AND TRANSPARENCY

The distribution company commits to deploying its best efforts in maintaining its levels of governance and transparency aligned with the best practices and in harmony with its condition of essential public service provider.

Sub-clause One – The distribution company commits to complying with the minimum parameters in governance and transparency as defined by regulation from ANEEL that, among others, may include rules in connection with Management, Supervisory Board, Audit Committee and Compliance.”

The above Sub-clause One sets out the possibility of the agency, through regulation, establishing rules in connection with Management, which includes the Management Committee, the Executive Board, the Supervisory Board, Audit and compliance.

Sub-clause Two establishes that the Agency in drafting regulation in connection with the previous item, must observe:

(i) The national and international state-of-the-art in governance, private and public, benchmarking against the highest standards of governance in the capital markets and required by regulatory agencies, in addition to studies from academic institutions or in connection with development, (ii) the level of development and the specificities of the Brazilian power sector, including the segregation of activities and the need to ring fence and individualize distribution companies, (iii) the size of the utility services, (iv) the time lapse required to adapt it to regulatory obligations, among other pertinent aspects and always addressing the corporation shareholding legislation.

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Sub-clause Three sets the requirement that distribution companies, from the moment of the signature of the contract, provide ANEEL with declaration from all its Management and Supervisory Board members stating that (i) they understand their role and the responsibilities stemming from managing an essential public service, (ii) they accept the responsibility for the quality and opportune nature of the information provided within the scope of their competence and for (iii) their accountability to the Public Powers. When Management and Supervisory Board members are changed, the above defined declarations must be updated and up to 30 (thirty) days counted from the date of the term of inauguration.

Sub-clause Four rules on the acts that must be subjected to prior consent from the regulatory agency, following the procedures established in specific regulation, such as:

                                               I.       Legal and business actions undertaken with:

a)  their controllers, direct or indirect;

b)  their controlled or colligated businesses and other businesses controlled or colligated by a common controller;

c)  business entities having Management members in common with the distribution company; and

d)  the members of its Management.

                                             II.       Alteration in its establishing conditions, except for the adaptation of Sub-clause Two of Clause Seven; and

                                           III.       transfer of shareholder control.

In closing Clause Eight, in connection with Governance and Transparency, Sub-clause Five means to establish the following obligations for the distribution company:

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                                               I.       Publish its Financial Statements in compliance with the deadlines and terms of currents standards;

                                             II.       Maintain accounting records, in separate, for revenue resulting from business activities set out in Sub-clause Five of Clause One; and

                                           III.       Comply with any and all standards ruling regulatory accounting.

Additionally, in Single Paragraph of Sub-clause Five, the Agency establishes that the distribution company must change, if necessary, and maintain registered in its establishing articles, throughout the entire concession period, all obligations set out in Clause 8.

6.   Legal Aspects.

The template for the concession contract or additive term for extension of concessions for distribution of electric energy is based on the assumptions and dispositions for conditioned extension defined in Decree no. 8461, of 2015, with ANEEL having promoted Public Hearing no 038/2015, with the intent of enhancing the final term.

The additive term to the contract was prepared based on the assumptions in connection to the 4 (four) main pillars as defined in the above-mentioned Decree, with ANEEL understanding that this format will enable regulators to establish new tools for the purpose of ensuring adequate delivery of distribution services. The pillars are: Quality; Economic and financial sustainability; Corporate Governance; and Tariff affordability.

Considering the main pillars pointed out by legislation, it becomes necessary to verify the technical specificity set out in the draft in accordance with the desires of the distribution company.

In so far as concerns the final general draft for the Additive Terms, it should be noted that the contracts should not allow excessive discretionary powers with respect to economic clauses, given that said contracts must ensure the legal security required to safely address investment needs and the economic preservation of the concession. The concession contract contains clauses with spaces left blank that will be filled in by the regulation, so, despite ANEEL having analyzed this issue with a level of strictness, care should be taken to avoid the possible risk of lack of clarity in rules.

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        We should mention that in the Concession Contracts, given the text of Sub-clause one of Clause six, may impair eventual Tariff Review requests under way or other similar requests due to having a device that “recognizes that the tariffs current at the time of signature of this Additive Term, together with the rules for Tariff Reinstatement are sufficient for the adequate delivery of the service and the preservation of the economic-financial balance of this Contract”.

Here, it should be highlighted that only in the following Sub-clauses to that same Clause Six, ANEEL stipulates the basic rules for readjustment, ordinary and extraordinary tariff reviews, as well as, the parcels that may comprise each one of the gauging hypotheses. The Regulatory Agency claimed there was the intention of defining the time frame (tariff cycle) during which tariff readjustment rules will be very strict, with an exhaustive description of all the elements associated to the calculations involved and, at the same time, the flexible rules for tariff review and Factor X, reaffirming its competence to regulate on this topic.

Likewise for the Sub-clause mentioned above, the text for Clause Seven follows. In it there is a statement that the distribution company commits to preserving the economics and financial sustainability condition in managing its costs and expenses, with the certainty that the economic and financial sustainability has been sufficiently characterized, as shown:

The Distribution Company commits to preserving, throughout the entire concession period, the economic and financial sustainability condition in managing its costs and expenses, solvency of indebtedness, investments in replacements, improvement and expansion, in addition to responsibility for collection of taxes and distribution of revenue.

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Another point to be signaled in so far as concerns the issue of economic and financial sustainability is with respect to the limitation of distribution of dividends or payment of interest in self-owned capital, established in Sub-clause One of the same Clause Seven:

Sub-clause One – Noncompliance by the Distribution Company with the minimum parameters and financial in economic sustainability defined in this contract additive shall imply, with no impairment to other inspection actions:

I – in the limitation of distribution of dividends or payment of interest in self-owned capital for amounts that, in isolation or altogether, exceed 25% of the net profits plus or minus the amounts destined to legal reserves (art. 193 of Law no. 6404, of 1976) and the reserve for contingencies (art. 195 of Law no. 6404, of 1976) and their reversion to the same reserve established in previous fiscal years, until the regulatory parameters are restored and observable based on the regulatory accounting statements for the following calendar year delivered to ANEEL;

II – in the acceptance of a restrictive regime for contracts with related parties; and

III – in the requirements of capital inputs from controller shareholders, for amounts sufficient to address the minimum sustainability condition, as detailed in Clause Thirteen.

Single Paragraph – the 25% cap to which inset I of the Sub-clause refers will be modified, should later legislation amend the mandatory dividend percentage established in the second paragraph of art. No. 202 of Law no. 6404, of 1976, with the text established in Law no. 10,303, of 2001.

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Despite having determined the restriction in distribution of dividends, the following Sub-clause – Sub-clause Two – establishes that this fact must be registered in the distribution company’s articles of establishment, within one hundred and eighty days counted from the date of signature of the additive term, the text is shown below:

Sub-clause Two – The distribution company must have registered in its articles of establishment, throughout the entire concession period, the device established in inset I of Sub-clause One and by Sub-clause Eight of Clause Two.

Single Paragraph – the amended articles of establishment must be sent to ANEEL within 180 days counted from the date of signature of this Additive Term.

Taking advantage of the record of the need to amend articles of establishment as a function of inset I of Sub-clause One of Clause Seven, we provide the text of Sub-clause Eight of Clause Two, whose content must also be registered:

Sub-clause Eight – noncompliance with the annual overall thresholds for indicators in collective service continuity for two consecutive years or for three out of five years can, based on the regulation by ANEEL, imply in the limitation of the distribution of dividends and payment of interest in self-owned capital, until the regulatory parameters are restored, observed the content of Inset I of Sub-clause one of Clause Seven.

Single Paragraph – In the last 5 years of the contract, with a view to ensuring adequate delivery of services by the distribution company, the dispositions of this sub-clause shall apply in the event of any noncompliance of the annual overall collective service continuity indicators.

It should be stressed, as was already defined in Resolution 334/2008, that the acts or legal business among related parties must be purposely subjected for prior agreement by ANEEL, now including by force of the contractual written clause (mentioned below), as well as, in the cases of noncompliance of the minimum economic and financial sustainability parameters, implying in a restrictive regime for contracts with related parties (inset II of Sub-clause of Clause Seven transcribed above).

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Sub-clause Four – The distribution company shall submit for prior agreement by ANEEL, in the hypotheses, conditions and according to procedure established in regulation by ANEEL:

I. legal acts in business done with:

a)       their controllers, direct or indirect;

b)       their controlled or colligated businesses and other businesses controlled or colligated by a common controller;

c)       business entities having Management members in common with the distribution company; and

d)       the members of its Management

II. amendment of its articles of establishment, except for the adaptation to Sub-clause Two of Clause Seven; and

III. transfer of shareholding control.

Single Paragraph – The legal acts in business referred to in sub items (c) and (d) are those for which current accounting legislation understands as mandatory the disclosure in the distribution company’s financial statements.

The inclusion of Economic and Financial Sustainability and of Commitment of the Controller Shareholder clauses such as the one defined in inset III of Sub-clause One of Clause Seven of the obligation to perform inputs of capital in order to ensure the economic and financial sustainability, was performed by the Regulator under the claim of allowing for more soundness in the Brazilian electric energy distribution segment and aligning it to the best international practices, with enhancement of the management practices and ensuing increase in the levels of transparency for the segment.

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Another obligation of the Controller Shareholder imposed for registration in the articles of establishment is the one found in Sub-clause One of Clause Thirteen, shown below, in which the obligations imposed in Sub-clauses three and four must be highlighted:

Sub-clause One – Controller shareholder(s) declare accepting and submitting to, without any reservations, the conditions of this contract, committing to preserving in the articles of establishment of the distribution company a disposition for the purpose of not transferring, ceding or, in any other way, alienating, directly or indirectly, free of cost or for compensation, the shares that are part of the shareholder control block without prior consent from a ANEEL.

(...)

Sub-clause Three – Controller shareholder(s) sign that this additive term as actor and guarantor for the obligations and charges herein established.

Sub-clause Four – Controller shareholder(s) commit to, in solidarity, irreversibly and irrevocably, to make annual inputs in the utility service, within 180 days counted from the end of each calendar year, under the form of company capital paid in in cash or cash equivalent or by the conversion of loan liabilities into company capital, the total amount of any shortfall that might occur in achieving the minimum economic and financial sustainability parameter set in Clause Seven, with the effective performance of the input not configuring delinquency with respect to the aforementioned metric.

Moving on to Clause Eight, dealing with issues linked to corporate governance and transparency, there is an imposition that must be observed due to regulation to be edited in the future by ANEEL and that may contain, among other points, the minimum parameters and regulatory duties with connection to the Management Council, the Executive Board, the Advisory Board, Audit and Compliance, which may lead to legal insecurity given that distribution companies will remain subject to 6.404/76 and the rules of the Federal Securities Commission (Comissão de Valores Mobiliários – CVM), in verbis:

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Sub-clause One – The distribution company commits to complying ANEEL regulation on governance and transparency that may comprise, among other items, minimum parameters and regulatory duties in connection with the Management Council, Executive Board, Advisory Board, Audit and Compliance.

Sub-clause Two – in drafting the regulation, ANEEL shall address: (i)         The national and international state-of-the-art in governance, private and public, benchmarking against the highest standards of governance in the capital markets and required by regulatory agencies, in addition to studies from academic institutions or in connection with development, (ii) the level of development and the specificities of the Brazilian power sector, including the segregation of activities and the need to ring fence and individualize distribution companies, (iii) the size of the utility services, (iv) the time lapse required to adapt it to regulatory obligations, among other pertinent aspects and always addressing the corporation shareholding legislation.

The next clause, which covers a higher number of new aspects, is the Clause ruling on the extinction of the concession and reversion of the linked assets and facilities. At this point in time, the main concern is around the possibility of opening a process of expiry stipulated in Sub-clause Fourteen, as such:

Sub-clause Fourteen – For the period starting on the sixth calendar year following the signature of this contract, delinquency by the utility service stemming from the noncompliance of the efficiency criteria with respect to supply service continuity or economic financial management shall imply in filing a claim for expiry, respected the dispositions of this contract, in particular the right to defense and contradictory statements, observed that:

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I – noncompliance with the minimum economic financial sustainability parameters for 2 (two) consecutive years, as established in ANEEL regulation, shall characterize delinquency with respect to economic-financial management;

II – noncompliance with the annual overall collective service continuity indicators for three consecutive years shall characterize, as established in ANEEL regulation, delinquency with respect to continuity in service delivery.

Paragraph One –ANEEL shall establish the minimum parameters mentioned in Inset I of this Sub-clause prior to the onset of the preferably five-year periods, with the establishment of new parameters having to address, among others, the need for positive LAJIDA and the minimum investment and debt management capability.

Paragraph Two – ANEEL shall establish the thresholds object of Inset II in this Sub-clause prior to the onset of the preferably five-year periods.

It should be highlighted that ANEEL shall also establish regulation with respect to expiry (inset II above), in addressing the guidance disposed in Sentence no. 2253/2015 of TCU, with the minimum guarantees for distribution companies in terms of the way they are calculated and operated already assured in Clause Twelve of the additive:

Sub-clause Seven – Once verified any of the delinquency hypotheses raised in the current standards and in this Additive Term, ANEEL shall file administrative suit for verification of violations and failures, ensuring the right to two contradicting and defense to the distribution company, and may recommend to the Concession Granting Power to declare the expiry of the concession, which may adopt of the following measures, in addition to those established in Law no. 8,987, of 1995 and 12,783, of 2013:

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I – trigger the call to tender process for the concession;

II – Sign the Concession Contract with the new concession utility service together with the declaration of expiry of the existing concession; and

III – Discipline a transition phase for the new concession operator to take over the service delivery.

Paragraph 1 – for the purpose of preserving the continuity of service delivery for the public service, ANEEL is entitled to intervene in the distribution company until the tender process is concluded.

Paragraph 2 – for the purpose of preserving the continuity of delivery of the public service, the Concession Granting Power shall establish, 36 months from the end of this contract, the guidelines for the tender to the public service object of this contract, in which case, for the transition phase, the distribution company commits to maintaining the adequate delivery of the essential service, in particular:

a) maintain quality of service delivery and economic-financial sustainability condition;

b) provide unrestricted access to administrative, commercial and operational information;

c) submit to ANEEL specific regulation for the contract termination period;

The main point for concern at this point in time is the methodology adopted by ANEEL to set the limits adopted in the term (indicators DECi –Equivalent Duration of Interruption of Internal Origin per Consumer Unit and FECi – Equivalent Frequency of Interruption of Internal Origin per Consumer Unit) and the lack of flexibility for these limits, given that violation may result in the extinction of the concession linked to the re-current discussion in the sector in terms of the inadequacy of these indicators in past occasions.

It should be highlighted that the global thresholds and the characterization of noncompliance are stipulated in Sub-clause Three of Clause One of Annex II to the Additive Term, with the values in Table I being only examples and those applicable to each distribution company being set out in Technical Note no. 0335/2015 - SCT-SFE-SFF-SRD-SRM/ANEEL, of September 4, 2015:

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Sub-clause Three – The annual overall thresholds for the indicators DECi e FECi to be complied with by the distribution company are shown in Table I below.

Table I – Annual Overall Thresholds for DECi and FECi.

DECi (hours)					FECi (interruptions)
2016	2017	2018	2019	2020	2016	2017	2018	2019	2020
40.00	37.00	43.21	35.76	33.83	34.78	32.29	29.24	26.66	25.99

Sub-clause Four – Noncompliance with the efficiency criteria with respect to the quality of the service delivered, for two consecutive years during the assessment period or in the year of 20 will result in the extinction of the concession, in the terms of Clause Twelve and Eighteen.

Single Paragraph –Noncompliance with the thresholds of at least one of the indicators for service continuity established in Table I will be considered as a noncompliance with the efficiency criteria with respect to the quality of the service delivered.

In addition to the condition imposed above, Clause Eighteen deals with the extension conditioning factors, to wit:

CLAUSE EIGHTEEN – CONDITIONS FOR EXTENSIONS

in addition to the preceding dispositions in this Contract, there Utility Service must observe, for the period of 5 (five) years counted from January 1, 2016, the extension conditions established in Annexes II and III.

Sub-clause One – Noncompliance with any one of the extension conditions established in Annexes II and III for two consecutive year or any of the conditions at the end of the five-year period, shall result in the extinction of the concession, respected the dispositions of this Contract, in particular in so far as concerns the right to defense and to contradicting.

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Sub-clause To – The other regulations for quality and economic-financial conditions remain valid and are applicable to the utility service concomitantly to the dispositions of Annex these II e III.

In Clause 12, the additive also provides for the possibility of the utility service itself presenting a shareholding control transfer plan before the onset of the administrative process for definition of the noncompliance of the conditioning factors for extension:

Sub-clause Eight – The concessionaire is entitled to present a shareholding control transfer plan prior to the onset by ANEEL of the administrative process resulting from noncompliance of the extension conditions dealt with in Clause Eighteen, observing that:

I – the shareholder control transfer plan must display the feasibility for the exchange in control and the benefit of this measure in the adequacy of the service delivered.

II – The transfer of shareholding control was be concluded before the beginning of the concession extinction process.

III - Once verified the noncompliance of the shareholding control transfer plan by the concessionaire or in the event it is not approved by ANEEL, the process for extinction of concession will be triggered and ANEEL will be responsible for instructing the process and referring it to the Ministry of Mines and Energy, with its own expert opinion.

It should also be highlighted that there is a possibility of ANEEL delegating to the State the execution of the supplementary activities:

CLAUSE FIFTEEN – DELEGATION OF COMPETENCE

Given the disposition of art. 36 of Law no. 9,074/95, and art. 20 of Law no. 9.427/96, ANEEL may delegates to the STATE OF XXXXXX competence for the execution of the supplementary activities of inspection and mediation of the public services of electric energy provided by the distribution company.

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Sub-clause Single – The delegation of competence foreseen in this clause will be granted based on the terms and conditions that will be defined through a Cooperation Agreement.

The enhancements proposed in Public Hearing 38/2015 have been summarized by the ANEEL Superintendence Office through the themes, whose main questions follow to illustrate the gainsay.

With respect to the contributions in relation to the Economic clauses, the main topics discussed in the Public Hearing were a) normative density of the contract; b) rules for review of Terrace, investments and Factor X; c) variations in the purchase of energy and economic and financial balance; d) exceeding the demand and reactive surplus and e) operational and economic rationale.

With respect to the contributions concerning the quality of service, the main issues discussed were a) definition of the thresholds for DEC and FEC for the fifth year in the period of assessment of the concession contract; b) purge of the programmed interruptions during the five years of assessment of the concession contract; c) calculation of the share of supply for definition of the thresholds of internal DEC and FEC; d) restriction to the payment of dividends and interest on cell phone capital due to the low quality of service delivered; e) impact of the transfer of the Other Transmission Facilities (Demais Instalações de Transmissão – DIT) on internal DEC and FEC indicators; and f) recurrence in the noncompliance with DEC and FEC indicators during the five years of assessment of the concession contract.

On the issue of corporate governance and transparency, the more relevant approach to dealt with the following topics: a) obligations associated to corporate governance discussed in Public Hearing 72/2014 (sharing of infrastructure and human resources); b) freedom for management of business for sector agents in distribution; c) changes to by-laws; d) minimum corporate governance and transparency parameters; e) legal acts and business undertaken with related parties; f) disclosure of economic and financial information; g) participation of controlling shareholder or other person from his/her economic group in other ventures in the Power Sector; h) obligations in connection with the composition of the Board/Executives and the Audit Council; i) membership of the Audit Council.

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The topic of economic-financial sustainability received a number of contributions dealing with the need for input of capital and the financial trajectory, the most relevant being in connection with: a) the exclusion of the liability from the actuarial deficit in the composition of the indebtedness; b) exclusion of expenses in provisions for EBITDA; c) calculation of Potential EBITDA by adding investments; d) creation of exceptions in the need for capital inputs due to market variations and non-manageable costs; e) change of the Selic with spread for regulatory compensation rates (WACC or Kd); f) definition of new metrics after the fifth year of concession and g) unnecessary delivery of audit report for the Standard Monthly Trial Balance (Balancete Mensal Padronizado - BMP) and the Quarterly Information Report (Relatório de Informações Trimestrais - RIT) for the month of December.

From the reading of the Vote that resulted in the Result of the Public Hearing, it is possible to verify that some of the issues raised were refuted given the possibility that, in the case of unbalance, the Utility Service Concessionaire would be able to request an Extraordinary Tariff Review.

Finally, it should be highlighted that Sub-clause Seven, Clause One states the following:

Sub-clause Seven – The distribution company shall cede or incorporate, according to definition from the concession granting power or ANEEL, assets from other concessions and there are other agents of the power sector.

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7.   ConclusION.

Therefore and considering that:

a)   The draft of the aforementioned Additive Term established a horizon of 5 (five) years to achieve a set of extremely rigid targets in monitoring the regulatory thresholds for DECi and FECi, with a view to addressing service quality, for the years of 2016 to 2020, and considering the projected DEC and FEC for 2015 to 2017 of the Results Plan, it is possible to conclude that it is viable for ELETROACRE not to be noncompliant with the DECi and/or FECi thresholds in more than one year in the period out to 2020;

b)   The assumptions established in the Results Plan, as well as their projection for the fifth year, must be fully complied with so achieving quality indicators can become possible, requiring maximum control of the actions and the expected results;

c)   Additional restrictions and obligations for the distribution company and its controllers have been inserted, such as:

✓  Restriction in the distribution of dividends above the legal minimum and the payment of interest on self-owned capital in case of non-delivery of the targets;

✓  Obligation for input of capital by controller in case of non-achievement of targets;

✓  Need for compliance with annual targets starting in 2016, both from the standpoint of quality and of economic-financial sustainability, under the penalty of losing the concession for noncompliance of the same indicator for two consecutive years or a violation in the fifth year;

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✓  Recognition of the economic-financial balance of the concession at the moment of signature of the Additive Term, according to Sub-clause One of Clause  Six;

✓  Insertion of rules and parameters for corporate governance, which will be object of future regulation by the agency;

It is our understanding that ELETROACRE displays the necessary conditions to sign the Additive Term to the Concession Contract, once Eletrobrás, as controller of the company, guarantees the inputs pointed out in the study undertaken by its Financial Department or provides alternative solutions enabling sustainable economic-financial balance for the Utility Service Concessionaire.

Rio Branco, November 11, 2011

Danilo Domingos Klein                               Jose Alberto Monteiro de Souza

Assistant to the Commercial Department     Assistant to the Financial Department

Rita Ferrari Barreto                                      Mauro Ferreira Albuquerque

Assistant to the Management-substitute Board    Superintendent of Operations

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Michella Evangelista Duarte Quintans               Kelly Cristina Lacerda

Assistant to the Regulation Department      Assistant to the President’s Office

Otávio Ribeiro Chaves

Manager of the Projects and Engineering Department

Annex:

Technical Information No. GDF/DFN-01/2015, of 11/11/2015

Reference Documents:

Additive Term to the Concession Contract for the Electric Energy Distribution Public Service – ANEEL.

Documentation of Public Hearing 38/2015 – ANEEL.

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Technical Note - 004 / PR / 2015

Eletrobras Distribuição Alagoas

Distribuição Alagoas	Technical Note: No. 004 / PR / 2015 Sustainability with Concession Extension of Eletrobras Distribuição Alagoas

Summary

1.                objective

2.                Background

3.                Service Quality

3.1.             Background of Continuity Indicators of Eletrobras Alagoas

3.2.             SERVICE Quality Conditioned metrics :

3.3.             Trajectory Setting of Starting Point for Eletrobras Alagoas

3.4.             Trajectory Setting of Endpoint for Eletrobras Alagoas:

3.5.             Trajectory Setting for Eletrobras Alagoas:

3.6.             Analysis on the scope of quality indicators of service:

3.7.             Planning of ANEEL Results

3.8.             Final evaluation on the trajectory proposed by ANEEL

4.                Economic and financial sustainability:

4.1.             Economic and financial sustainability goals:

4.2.             Analysis of the economic and financial sustainability goals of EDAL for 2016-2020 as draft Addendum:

4.3.             Income Statement projections (DRE) and Cash Flow for the period 2015-2045

5.                GOVERNANCE

6.               LEGAL ASPECTS

7.               CONCLUSIONS

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Distribuição Alagoas	Technical Note: No. 004 / PR / 2015 Sustainability with Concession Extension of Eletrobras Distribuição Alagoas

1.    Objective

The purpose of this technical note is to assess the impact on Eletrobras Distribuição Alagoas, hereinafter called EDAL resulting from the signing of the Addendum to the Public Service Concession Agreement for Distribution of Electric Energy, according to the draft approved by ANEEL, on 20 October 2015 (Annex I).

Initially, background will be provided regarding the request for extension of the concession of Eletrobras Distribution Alagoas under the terms of the national legal framework. Then, issues relating to quality of service, economic and financial sustainability, performance of the collection and corporate governance will be discussed.

Then, the most relevant legal aspects regarding the Concession Agreement will be examined and, in the end, the convenience and opportunity for Eletrobras Distribution Alagoas management to sign the Concession Contract will be examined.

2.    BACKGROUND

In line with the power sector legislation (Law No. 8,987 / 95 of February 13, 1995, which rules on the concession and permission regime for the delivery of public services set out in Article 175 of the Federal Constitution;. Law No. 9,074 / 95 of July 7 , 1995 defining the rules for the granting and extension of concessions and permissions of public services; and subsequently Law No. 12,783 / 13 of January 11, 2013, ruling on concessions for generation, transmission and distribution of electric energy, on the reduction of the sector charges and tariff affordability; amending Law No. 10,438, of April 26, 2002; 12,111, of December 09, 2009; 9648, of May 27, 1998; 9,427 of December 26, 1996; and 10,848 of March 15, 2004; revoking the dispositions of Law No. 8,631, of March 4, 1993, COMPANHIA ENERGÉTICA DE ALAGOAS (CEAL) holds the concession for electricity distribution in all municipalities of Alagoas, through Concession Contract No. 07/2001-ANEEL and its addenda. The first addendum was signed on July 15, 2005, the second on 8 June 2010 and the third on December 10, 2014, with the expiration of the Concession Agreement happening on July 7, 2015.

Distribuição Alagoas	Technical Note: No. 004 / PR / 2015 Sustainability with Concession Extension of Eletrobras Distribuição Alagoas

In accordance with Sub-Clause Two of Clause Three of said contract, the extension application should be submitted no later than 36 (thirty six) months before the expiration of its term and, therefore, the COMPANHIA ENERGÉTICA DE ALAGOAS (CEAL) submitted to ANEEL, on June 19, 2012, missive PR-113/2012 applying for extension of its Concession, object Concession Contract No. 07/2001, generating Protocol 48513.019422 / 2012-00.

On September 24 , 2012, considering the provisions of § 2 of art. 2 of Decree No. 7805 of September 14, 2012, regulating Provisional Measure No. 579, of September 11, 2012, which resulted in Law No. 12.783 of January 11, 2013, CEAL ratified its position defined in June 19, 2012 and reiterated its interest in extending Concession Agreement No. 007/2001, by way of missive PR-154/2012.

Publication of Decree No. 8461/15 of June 2, 2015, dealing on the renewal of power distribution concessions, effectively regulated the extension of the electricity distribution concessions. As a result, ANEEL, at a Board Meeting held on June 10, opened Public Hearing No. 038/15 by way of Technical Note No. 0175/2015 - SCT-SFE-SFF-SRD-SRM / ANEEL, with a view to obtaining additional inputs and information to enhance the Additive Term template for the Concession Agreements in extension of electricity distribution concessions based on Decree No. 8461 of June 2, 2015.

Subsequently, given Sentence No. 2253 / TCU-Plenary of September 9, 2015, and considering Technical Note no. 0335/2015-SCT-SFE-SFF-SRD-SRM / ANEEL, of September 04, 2015 and Technical Note no. 0360/2015-SCT / SFF / RD / ANEEL, of September 24, 2015, ANEEL approved and published in the Official Gazette (D.O.U) of September 25, 2015, the reopening of the Public Hearing No. 38/2015.

In continuing the treatment of the matter, on last October 20, the Board of ANEEL approved the referral to MME of various processes addressing the additive term drafts to concession contracts of several distribution companies, including among these the process of EDAL, being issued on that same date, the DISPATCH No. 3540 by the Director General of that Agency.

At this point in time, only the approval by MME, as the Granting Authority, is missing to be issued shortly and the company convened to sign the aforementioned Additive Term within a

Distribuição Alagoas	Technical Note: No. 004 / PR / 2015 Sustainability with Concession Extension of Eletrobras Distribuição Alagoas period of thirty (30) days counted from the date of the dispatch of the Minister of Mines and Energy.

In this scenario, the basic rules that guide the renewal of the concession are set out in Decree No. 8461 of June 2, 2015, which regulated the extension of the electricity distribution concessions referred to in art. 7 of Law No. 12.783, of January 11, 2013, for thirty years. The extension will take place in order to meet the criteria established by the Granting Authority with intent of improving the service provided to users.

The criteria to be met are: efficiency with respect to quality of service, efficiency with respect to economic and financial management, operational and economic rationale and tariff affordability.

The above-mentioned requirements will be subject to a special regime in the first five years, being evaluated by means of continual improvement metrics established by the Granting Authority, detailed in the Concession Agreements. Within this context Eletrobras Distribuição, starting from the calendar year following the date of signature of the contract, will have a timeframe for attainment of goals. In case of noncompliance in any of the established annual quality targets for two consecutive years, or any of the goals at the end of the five-year period, the process of the concession expiry is started.

Therefore, it is important that the Additive Term to the Concession Agreement ("Termo Aditivo ao Contrato de Concessão") of Eletrobras Distribuição Alagoas is analyzed with particular focus on meeting the targets set by the Granting Authority for items Quality of Service, Economic and Financial Sustainability, Corporate Governance and their inherent legal implications.

3.    Service Quality:

3.1.         Background of Continuity Indicators of Eletrobras Alagoas

At Eletrobras Distribuição Alagoas, efforts to reduce expenses have increased and investments, constrained, fell to levels below the needs of the power system with direct effects on system expansion activities and improvement, and together with the growth in load and in number of consumers compromised the quality of supply to consumers.

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In addition, calculation of data is much more accurate than in years prior to 2013 given the improvement in information quality management supported by ISO 9001: 2008 certification for  the indicator collection and calculation processes throughout the EDAL concession area and the implementation of georeferenced management system - SGTD at the end of 2012, which resulted in increased reliability of service quality indicators.

In the last three years, these factors increased the DEC with the rolling mean reaching the worst score of 38.31 hours in August 2014. However, with the activities developed in 2014, such as the introduction of distribution switchgears, the onset of integration of technical and commercial services, implementation of a mobile dispatch system and better sizing of emergency teams resulted in a consistent reduction of the rolling mean for DEC since late 2014, reaching 31.10 hours in September 2015.

Chart 1 - DEC Rolling mean EDAL 2014 and 2015

For the FEC, the same scenario led to increased frequency of accidental interruptions in the medium and high voltage networks and, in the last three years, the score rose with the rolling mean reaching the worst score of 22.77 hours in December 2014.

Maintenance actions in the medium voltage network are reducing the simple frequency of interruption in the medium voltage grid. However, the impact on the FEC of the high voltage system increased due to reduction in investments due to the difficult financial situation experienced by EDAL. Since January 2015 Eletrobras Distribuição Alagoas has stabilized the degradation of the FEC rolling mean which has been falling gradually.

Distribuição Alagoas	Technical Note: No. 004 / PR / 2015 Sustainability with Concession Extension of Eletrobras Distribuição Alagoas

Chart 2 - FEC Rolling mean EDAL 2014 and 2015

3.2.         SERVICE Quality Conditioned METRICS:

Decree No. 8461/2015 provides in its Article 1 that efficiency in service quality is one of the criteria to be met for the extension of the distribution concessions. Art. 1 § 2 states that this efficiency criterion is assessed through indicators that consider the frequency and average duration of interruptions in the public power distribution service , with indicators to this end being DEC (Average Duration of indicators per Consumer Unit) and FEC (Equivalent Frequency of Interruption per Consumer Unit), calculated globally for each dealership.

DEC and FEC indicators take into account interruptions in the distribution system of both, internal and external origin. ANEEL defined that external interruptions of the distribution were to be calculated differently from ordinary interruptions occurred in the supply, so that the indicators to be evaluated in the 5-year (five) period immediately following the extension of the concession contract would reflect the service delivery performance of the distribution company, i.e., internal events, and eliminate the effects of external events.

Thus, in evaluating the efficiency in service quality mentioned in Decree No. 8461/2015, ANEEL proposed using the part relating to interruptions of internal origin to the distribution system comprising the global indicators DEC and FEC by means of the indicators now called DECi and FECi (internal DEC and FEC).

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To define the continuity limits to be set for compliance by the distribution companies, the initial and final trajectory limits for the years following the signing of the contract were established.

3.3.         Setting Starting Point OF THE TRAJECTORY for Eletrobras Alagoas

ANEEL established that for the distribution companies not compliant with the continuity limits in 2014, the starting point of the trajectory, in 2016, would be the global value calculated for the distribution company in 2014.

In 2014, global DEC for Eletrobras Distribuição Alagoas was 36.32 hours, with the DEC of 33.03 hours being in connection with internal scheduled events and emergency events and 3.29 relating to external scheduled and emergency situations.  As for the FEC the values raised were 21.67 internal and 1.15 external. So the Starting points for the trajectories will be 33.03 for DEC and 21.67 for FEC, as shown in the charts below:

Chart 3 - Internal and External DEC Analysis

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Chart 4 - FEC Analysis Internal and External

3.4.         Setting the Endpoint OF THE TRAJECTORY FOR Eletrobras Alagoas:

To define the end point of the trajectory, which will be the threshold for 2020, ANEEL applied the comparative performance benchmarking methodology, arising from a mathematical model and ordinary application of the methodology taking into account only interruptions of internal origin in calculating the indicators for the period.

Thus, applying the methodology established 12.87 hours as the end point for the DECi of Eletrobras Distribuição and 9.00 times, for FECi.

3.5.         DEFINING THE Trajectory for Eletrobras Alagoas:

Once defined the start and end points fOR the trajectory, intermediate thresholds had to be established for the years 2017 to 2019. This trajectory, rather than linear as for the distribution companies with values below regulatory thresholds, was based on a trend observed in a company in the energy sector that displayed significant improvement after changing controllers, that is, ANEEL tried to adopt an achievable trajectory. In this case, in the recent history of the industry, the company with a critical situation in their indicators and that after management changes showed significant results was CEMAR.

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The intermediate threshold values were calculated using the percentage of the difference between the value obtained in 2014 and the one established for 2020. Similar to other distribution companies that were noncompliant with the values set, Eletrobras Distribuição Alagoas will have to achieve a reduction of 8% of this difference in the first year, 34% in the second year, 66% in the third year, 93% in the fourth year and 100% in the last year. In this way, in 2020, Eletrobras Distribuição Alagoas will meet the thresholds set by ANEEL. Charts 5 and 6 shows the expected trajectory for Continuity Indicators, DECi and FECi, for the period 2016 to 2020.

Chart 5 - Proposed Internal DEC limit for EDAL

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Chart 6 - Proposed Internal DEC limit for EDAL

3.6.         Analysis oF ACHIEVEMENT of quality of service TRESHOLD indicators:

The draft Additive Term to the Public Service Concession Contract for Distribution OF Electric Energy proposed by ANEEL in its Technical Note No. 0175/2015, brings in its CLAUSE TWO - CONDITIONS FOR DELIVERY OF PUBLIC SERVICE, Sub-Clauses of high impact for distribution companies, such as Eletrobras Distribuição Alagoas, that ANEEL considers as improvements in service delivery and may result in not meeting the goals, being subject to interventions by the Regulatory Agency, including the loss of concession:

"Sub-Clause Six - The DISTRIBUTION COMPANY commits to complying with the quality standards set by ANEEL."

"Sub-Clause Seven - Failure to comply with quality standards set by ANEEL could oblige the DISTRIBUTION COMPANY to compensate consumers for the poor quality of delivery of the power distribution service, in compliance with ANEEL regulation, with no impairment to the application of the penalties foreseen."

"sub-Clause Eight: Non-compliance with quality standards set by ANEEL, characterized by marked and/or frequent violation of regulatory standards, as per ANEEL regulation, may imply in impossibility of payment of dividends or payment of interest on self-owned capital for amounts that, alone or in sum, exceed the legal minimum, until said regulatory parameters are restored. "

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"Sub-Clause Nine - The DISTRIBUTION COMPANY agrees to establish and maintain up to date a power distribution facility maintenance plan, establishing the frequency and maintenance activities to meet the technical specifications of the equipment and adequate delivery of services, to be presented to ANEEL on request".

"Sub-Clause Ten - The The DISTRIBUTION COMPANY commits to meeting the electric energy distribution service universalization targets, as per ANEEL regulation."

It is important to note that ANNEX II to the Draft of the Additive Term to the Concession Contract to the Electric Energy Distribution Public Service – CONDITIONS FOR EXTENSION – EFFICIENCY IN THE DELIVERY OF THE SERVICE OF DISTRIBUTION, establishes:

"CLAUSE ONE - CONTINUITY OF SUPPLY SERVICE

The efficiency criteria for service quality delivery will be measured by way of indicators that take into account the frequency and average duration of interruptions in the electric energy distribution public service;

Sub-clause One – The indicators for DECi – Equivalent Duration of Interruption of Internal Origin per Consumer Unit and FECi – Equivalent Frequency of Interruption of Internal Origin by Consumer Unit will be assessed;

“Sub-clause Four – noncompliance with any of the DECi or FECi threshold values established by ANEEL, for two consecutive years during the assessment period or in the year 2020, will result in the extension of the concession, under the terms of clauses twelve and eighteen."

As can be observed in the Clauses and Sub-clauses of the Draft of the Additive Term to the Concession Contract for the Electric Energy Distribution Public Service, proposed by ANEEL, the main focus in requirement Service Quality is in addressing the regulatory threshold values for DECi and FECi for the 5 (five) year period observable during the term of the new contract, bearing in mind that the entire regulation found in the ANEEL framework for service quality will remain in force, so that the new trajectory for the indicators in this 5 (five) year period will represent an additional obligation to Eletrobrás Distribuição Alagoas.

The decree establishes that companies must achieve the service quality and economic-financial balance indicators in the course of the coming 5 (five) years. In the event of noncompliance of any of the indicators for 2 (two) consecutive years, or in the fifth year of assessment, Distribution Companies may lose their concession, as mentioned before. During the five years in which Eletrobrás Distribuição Alagoa will be under the special regime set in the new contract, in the event of noncompliance of the DECi and/or FECi indicators in any 1 (one) year, the company will be notified and, if the situation persists in the following year, showing a trend to noncompliance, the concession is lost.

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This is a very concerning points since Eletrobras Distribuição Alagoas may display results below the regulatory threshold values for DECi and FECi in the observable years of 2016 to 2019 and, however, if due to atypical of events not ascribable to, or manageable by, Eletrobras Distribuição Alagoas such as, for instance, a totally unfavorable climate condition, values displayed for DECi and/or FECi are higher than the threshold values established for 2020, this may result in the loss of concession.

Another issue to be raised is the importance of ANEEL not considering, or considering partially, the Programmed Service Continuity Indicators. We fear a significant rise in programmed interruption stemming from an increase number of interventions in the power grid for preventive maintenance and improvement and expansion works. This request has been formulated by ABRADEE as a contribution to Public Hearing no. 38/2015 for discussion of TN no. 0175/2015.

3.7.         ANEEL Results Plan

It is worth highlighting that the Results Plan for the Improvement in Service Quality, presented to ANEEL in April of this year is underway at Eletrobrás Distribuição Alagoas, as previously mentioned herein, and that the funds for 2015 have been raised, but that sources need to be defined starting in 2016.

Considering the total execution of the Results Plan, with a definition of the funds required, in 2017, the company will achieve the DECi and FECi threshold values established by ANEEL for 2020, as shown in the chart below:

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Distribuição Alagoas	Technical Note: No. 004 / PR / 2015 Sustainability with Concession Extension of Eletrobras Distribuição Alagoas

3.8.     FINAL ASSESSMENT OF THE TRAJECTORY PROPOSED BY ANEEL

In conclusion, Eletrobras Distribuição Alagoas is capable of not violating the trajectory of DECi and FECi defined according to ANEEL established methodology, considering that the company has a TMAE and an anomalous DEC that may be significantly reduced through a change in stand by service delivery logistics, whether from the standpoint of dispatch or of integration of the operating and business services teams, as well as enhanced productivity management. For FEC, the actions provided for in the Results Plan are capable of reducing the simple interruption frequency (number of events) as well as reducing the scope of said events with the review of the concept of protection and by network modernization, with the installation of automatic and remote controlled switchgears.

Naturally, in order to achieve these objectives, a number of actions already underway and others to be started, established in the Results Plan, will have to be fully implemented in the 2016-2020 period:

·                     Execution of an investment program in network expansion and improvements, where 14 new high voltage distribution substations, 774.6 km of 69 kV distribution lines and 391.37 kilometers of medium voltage 13.8 kV distribution network and Splitting of 650 secondary circuits;

·                     Revitalization of fourteen (14) high-voltage distribution substations;

·                     Revitalization of 31 (thirty-one) high-voltage distribution lines;

·                     Implementation of protection coordination studies in 197 13.8 kV feeder lines;

·                     Implementation of 1600 (sixteen hundred) power outage flaggers;

·                     Acquisition  of 69kV and 13.8kV mobile substation;

·                     Installation and automation of switchgears in medium voltage distribution networks;

·                     Automation of 6 substations (Arapiraca II, São Miguel Dos Campos, Marituba, União do Palmares and Palmeira do Índios), and retrofit of four substations (Pajuçara, Marechal Deodoro, Polo and Rio Largo);

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·                     Implementation of Multifunctional Team sizing with integration of emergency and commercial services;

·                     Pruning trees and cleaning access lanes in medium voltage distribution networks.

Thus, according to diagnostics developed when drafting the Results Plan with intensification of measures listed in it, it is feasible for Eletrobras Distribution Alagoas to comply with the DECi and FECi trajectory thresholds in the period between 2016 and 2020.

4.    Economic and financial sustainability:

4.1.         Goals for economic and financial sustainability:

In Clause Seven of the draft of the Additive Term to the Concession Contract, ANEEL establishes the condition for economic and financial sustainability to which the Distribution Company will have to commit to preserving throughout the entire period of the concession, whether in managing its costs and expenses, its levels of indebtedness and liquidity, of the investments in replacement, improvement and expansion, in addition to the responsibility in the collection of taxes and distribution of revenue.

In Annex III of the draft of the Additive Term to the Concession Contract – Conditions for extension – efficiency in economic and financial management, in Clause One, ANEEL sets the minimum parameters for the first 5 (five) years of the concession, establishing the following annual targets for the 2016 to 2020 period:

Figure 1 - sustainability parameters 2020

As can be understood from the figure above, in the first year, 2016, the minimum condition can be achieved through an input of capital, with no additional requirements. However, starting in the second year, 2017, cash management, measured by EBITDA, must be positive. This means that input of capital is not enough to achieve the target in economic and financial sustainability, with the generation of operational cash having to be positive starting in 2017 and from then on, so that:

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  In 2018, the generation of cash has to be sufficient to cover investments in replacement, as measured by the regulatory reintegration quota (quota de reintegração regulatória - QRR);
  In 2019, the generation of cash in addition to covering QRR must be sufficient to honor 80% of servicing the debt, with the formula used being: net debt x (80% SELIC);
  In 2020, generation of cash in addition to covering QRR must be sufficient to pay the interest on the date as shown in: net debt x (111% SELIC).

It is worth highlighting that noncompliance with the targets in two consecutive years, or in the last year, may result in losing the concession. In so far as concerns the SELIC rate, according to the draft of the Additive Term, it is capped at 12.87% a.a., so, by fixing the SELIC at this percentage rate, the conditions described in Figure 1, in particular for the fourth and fifth years, are shown in Table 1 below:

Table 1. Annual targets for economic and financial sustainability – Draft of the Additive Term

2016	2017	2018	2019	2020
			EBITDA - QRR -	EBITDA - QRR -
EBITDA >0	EBITDA >0	EBITDA - QRR >0	80% SELIC X	111% SELIC X
			Net DEBT > 0	Net DEBT > 0

Key- Divida Líquida: net debt

4.2.         4.2.       ANALYSIS OF EDAL’S ECONOMIC AND FINANCIAL TARGETS FOR 2016 TO 2020 AS PER THE DRAFT OF THE ADDITIVE TERM:

In order to check whether EDAL would achieve the economic and financial sustainability targets as set in the draft to the Additive Term, a compilation was performed of the information contained in the Technical Information DFN-01/20151 prepared by the Eletrobrás Financial Department, considering the consolidated data informed by the Distribution Department of that Controller.

Considering that the horizon for the Study comprises the period between 2015 and 2045, for the purposes of this Technical Note, initially the tax years out to 2020 were analyzed.

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As mentioned in Technical Information, EBITDA values, NET DEBT and Total CAPEX amounts are shown in Table 2 below:

  ii.             With respect to the EBITDA projected, it had to be readjusted given a few events, to wit:

·     The projections included  provisions for contingencies (civil, labor, PROCON, fiscal / tax, regulatory), as contained in Annex III of the Technical

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Note 175/2015, Aneel will reduce EBITDA by any amount of provisions. Thus, for the purposes of the simulation it was considered the estimate of reserves, based on what EDAL has already accounted for in the base date June 2015, reducing the ratio of Provisions and Supply Revenue 0.40% annually from 2015, which translates into the values shown in Table 4 below:

Table 4 - Estimation of provisions for contingencies - 2016-2020

Description	2015	2016	2017	2018	2019	2020
PCLD Fornec.	- 6,70%	-6,30%	-5,90%	-5,50%	-5,10%	-4,70%
% de Redução		-0,40%	-0,40%	-0,40%	-0,40%	-0,40%

Key- Fonec. (fornecedores): providers

  iii.            Certain conditions were also take into account for the projections:
  Evolution of Installment A due to inflation in market;
  Evolution of Installment B:

a) according to the inflation, market (number of consumers and kilometers in the network), RTP, Factor X, investments and monetary update impact on AIS;

 b) Approval of 95% of the works undertaken with the installment for regulatory assets;

c) Coverage for PMSO, projected based on the methodology of the third cycle considering a productivity of 2.0%;

d) Factor X: Projected according to the methodology of the 3rd cycle;

  CVA: taken into account only in IRT-2014 and 2015;
  Existing debt amortization curves as per contract;
  Cost of existing debt: effective cost curve;
  Considering future contract releases with BIRD, average cost of 10.18% a.a.;
  New attractions conditioned to ICSD (debt service coverage index) of 1.3.

In this way, by deploying all the above-mentioned adjustments, the targets set for the 2016 to 2020 period detailed in Table 5 below are achieved, addressing ANEEL requirements:

Table 5 - Economic and financial sustainability targets according to the draft of the Additive Term to the Concession Contract - 2016-2020 - R $ thousand

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Other relevant factors that must also be highlighted and which follow the same assumptions used in the Eletrobras Finance Department study and that result in significantly minimizing pressures on cash flow are:

·                     Average collection level corresponding to 100% of the invoiced from 2016 onwards; and

·                     Cost of power purchase impacted by hydraulic situation are mitigated by revenue tariff flags

It is noteworthy that studies carried out by the Eletrobras Financial Department with data sent by that Controller’s Distribution Department, considers as assumption, for the improvement of the company economic and financial performance, the conversion in 2016 of the debt of this distribution company with Eletrobras, of ordinary resources source. The amount on 06.30.2015 was of R$ 917 million, according to data reported by the Company.

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In addition, the same study indicated the need for a capital input of R$ 604 million, with the following required schedule in realizing the funds in order to achieve an adequate economic-financial balance for the company:

YEAR	INPUTS (R $ million)
2016	231
2017	341
2018	32
2019	0
Total	604

Under the above assumptions, the aforementioned Technical Information DFN-01/2015 calculated that the net present value (NPV) of CEAL, i.e. the "Enterprise Value" minus its debt on 6/30/2015, deducted from the debt conversion of ordinary resources with Eletrobras, is positive in capital and equal to R $ 391.26 million.

On the other hand, it should be observed that the study undertaken by the Eletrobras Financial Department evaluated the alternative of not extending the concession, i.e., of "liquidating the company", given that its exclusive of object is the concession of electric energy distribution services in the State of Alagoas, with the "liquidation value" result being negative in R $ 164.95 million, subject to being absorbed by the Controller Shareholder (Eletrobras) taking into account that the company has a debt of around R $ 917 million (base 30/06/2015) with it.

5.    GOVERNANCE

Decree no. 8461, of 02/06/2015, establishes in its inset I, single paragraph, of art. 2, that the draft of the Concession Contract or additive term shall address clauses that:

"I - ensure the economic-financial sustainability for utility service providers and specify guidelines to reinforce corporate governance and the minimum parameters for economic-financial indicators, including the obligation of capital input by controllers; and"(our emphasis )

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Technical Note No. 175/2015-SCT-SFE-SFF-SRD-SEM / ANEEL, which has recommended the opening of the Public Hearing - AP No. 038/2015, in its "Item III - 2.3 - CORPORATE GOVERNANCE AND FINANCIAL ECONOMIC SUSTAINABILITY " points out in paragraph 81, what the Agency means by Corporate Governance:

"Mechanisms, processes and relations through which a company is controlled and directed. Governance structures identify the distribution of rights and responsibilities among the different stakeholders of the company (such as Administrators, shareholders, creditors, auditors, regulators and other interested parties) and include rules and procedures for decision-making with respect to corporate issues. Corporate governance comprises the processes through which the business objectives are defined in the social, regulatory and market contexts. Governance mechanisms include the follow-up of company’s actions, policies and decisions as well as those of its agents. Corporate governance practices are influenced by attempts to align the interests of all interested parties. " 2

In this sense, as shown below, ANEEL introduced in Clause 8 of the draft of the Additive Term to the Concession Contract that corporate governance rules and transparency are conditions for distribution companies to provide the public service of distribution of electric energy.

" CLAUSE EIGHT - CORPORATE GOVERNANCE AND TRANSPARENCY

The distribution company commits to deploying its best efforts in maintaining its levels of governance and transparency aligned with the best practices and in harmony with its condition of essential public service provider.

Sub-clause One - The distribution company commits to complying with the minimum parameters in governance and transparency as defined by regulation from ANEEL that, among others, may include rules in connection with Management, Supervisory Board, Audit Committee and Compliance".

The above Sub-clause One sets out the possibility of the agency, through regulation, establishing rules in connection with Management, which includes the Management Committee, the Executive Board, the Supervisory Board, Audit and compliance.

Sub-Clause Two establishes that the Agency in drafting regulation in connection with the previous item, must address:

(i) The national and international state-of-the-art in governance, private and public, benchmarking against the highest standards of governance in the capital markets and required by regulatory agencies, in addition to studies from academic institutions or in connection with development, (ii) the level of development and the specificities of the Brazilian power sector, including the segregation of activities and the need to ring fence and individualize distribution companies, (iii) the size of the utility services, (iv) the time lapse required to adapt it to regulatory obligations, among other pertinent aspects and always addressing the corporation shareholding legislation.

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Sub-clause Three sets the requirement that distribution companies, from the moment of the signature of the contract, provide ANEEL with declaration from all its Management and Supervisory Board members stating that (i) they understand their role and the responsibilities stemming from managing an essential public service, (ii) they accept the responsibility for the quality and opportune nature of the information provided within the scope of their competence and for (iii) their accountability to the Public Powers. When Management and Supervisory Board members are changed, the above defined declarations must be updated and up to 30 (thirty) days counted from the date of the term of inauguration.

Sub-clause Four rules on the acts that must be subjected to prior consent from the regulatory agency, following the procedures established in specific regulation, such as:

I.      Legal and business actions undertaken with:

a)             their controllers, direct or indirect;

b)             their controlled or colligated businesses and other businesses controlled or colligated by a common controller;

c)             business entities having Management members in common with the distribution company; and

d)             the members of its Management.

       Alteration in its establishing conditions, except for the adaptation of Sub-clause Two of Clause Seven; and

             transfer of shareholder control.

In closing Clause Eight, in connection with Governance and Transparency, Sub-clause Five means to establish the following obligations for the distribution company:

     I.           Publish its Financial Statements in compliance with the deadlines and terms of currents standards;

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II.             Maintain accounting records, in separate, for revenue resulting from business activities set out in Sub-clause Five of Clause One; and

III.            Comply with any and all standards ruling regulatory accounting.

Additionally, in Single Paragraph of Sub-clause Five, the Agency establishes that the distribution company must change, if necessary, and maintain registered in its establishing articles, throughout the entire concession period, all obligations set out in Clause 8.

6.    LEGAL ASPECTS

The template for the concession contract or additive term for extension of concessions for distribution of electric energy is based on the assumptions and dispositions for conditioned extension defined in Decree no. 8461, of 2015, with ANEEL having promoted Public Hearing no 038/2015, with the intent of enhancing the final term.

The additive term to the contract was prepared based on the assumptions in connection to the 4 (four) main pillars as defined in the above-mentioned Decree, with ANEEL understanding that this format will enable regulators to establish new tools for the purpose of ensuring adequate delivery of distribution services. The pillars are: Quality; Economic and financial sustainability; Corporate Governance; and Tariff affordability.

Considering the main pillars pointed out by legislation, it becomes necessary to verify the technical specificity set out in the draft in accordance with the desires of the distribution company.

In so far as concerns the final general draft for the Additive Terms, it should be noted that the contracts should not allow excessive discretionary powers with respect to economic clauses, given that said contracts must ensure the legal security required to safely address investment needs and the economic preservation of the concession. The concession contract contains clauses with spaces left blank that will be filled in by the regulation, so, despite ANEEL having analyzed this issue with a level of strictness, care should be taken to avoid the possible risk of lack of clarity in rules.

We should mention that in the Concession Contracts, given the text of Sub-clause one of Clause six, may impair eventual Tariff Review requests under way or other similar requests due to having a device that “recognizes that the tariffs current at the time of signature of this Additive Term, together with the rules for Tariff Reinstatement are sufficient for the adequate delivery of the service and the preservation of the economic-financial balance of this Contract”.

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Here, it should be highlighted that only in the following Sub-clauses to that same Clause Six, ANEEL stipulates the basic rules for readjustment, ordinary and extraordinary tariff reviews, as well as, the parcels that may comprise each one of the gauging hypotheses. The Regulatory Agency claimed there was the intention of defining the time frame (tariff cycle) during which tariff readjustment rules will be very strict, with an exhaustive description of all the elements associated to the calculations involved and, at the same time, the flexible rules for tariff review and Factor X, reaffirming its competence to regulate on this topic.

Likewise for the Sub-clause mentioned above, the text for Clause Seven follows. In it there is a statement that the distribution company commits to preserving the economics and financial sustainability condition in managing its costs and expenses, with the certainty that the economic and financial sustainability has been sufficiently characterized, as shown:

The Distribution Company commits to preserving, throughout the entire concession period, the economic and financial sustainability condition in managing its costs and expenses, solvency of indebtedness, investments in replacements, improvement and expansion, in addition to responsibility for collection of taxes and distribution of revenue.

Another point to be signaled in so far as concerns the issue of economic and financial sustainability is with respect to the limitation of distribution of dividends or payment of interest in self-owned capital, established in Sub-clause One of the same Clause Seven:

Sub-clause One - Noncompliance by the Distribution Company with the minimum parameters and financial in economic sustainability defined in this contract additive shall imply, with no impairment to other inspection actions:

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I - in the limitation of distribution of dividends or payment of interest in self-owned capital for amounts that, in isolation or altogether, exceed 25% of the net profits plus or minus the amounts destined to legal reserves (art. 193 of Law no. 6404, of 1976) and the reserve for contingencies (art. 195 of Law no. 6404, of 1976) and their reversion to the same reserve established in previous fiscal years, until the regulatory parameters are restored and observable based on the regulatory accounting statements for the following calendar year delivered to ANEEL ;

II - in the acceptance of a restrictive regime for contracts with related parties; and

III - in the requirements of capital inputs from controller shareholders, for amounts sufficient to address the minimum sustainability condition, as detailed in Clause Thirteen.

Single Paragraph – the 25% cap to which inset I of the Sub-clause refers will be modified, should later legislation amend the mandatory dividend percentage established in the second paragraph of art. No. 202 of Law no. 6404, of 1976, with the text established in Law no. 10,303, 2001.

Despite having determined the restriction in distribution of dividends, the following Sub-clause – Sub-clause Two – establishes that this fact must be registered in the distribution company’s articles of establishment, within one hundred and eighty days counted from the date of signature of the additive term, the text is shown below:

Sub-clause Two – The distribution company must have registered in its articles of establishment, throughout the entire concession period, the device established in inset I of Sub-clause One and by Sub-clause Eight of Clause Two.

Single Paragraph – the amended articles of establishment must be sent to ANEEL within 180 days counted from the date of signature of this Additive Term.

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Taking advantage of the record of the need to amend articles of establishment as a function of inset I of Sub-clause One of Clause Seven, we provide the text of Sub-clause Eight of Clause Two, whose content must also be registered:

Sub-clause Eight – noncompliance with the annual overall thresholds for indicators in collective service continuity for two consecutive years or for three out of five years can, based on the regulation by ANEEL, imply in the limitation of the distribution of dividends and payment of interest in self-owned capital, until the regulatory parameters are restored, observed the content of Inset I of Sub-clause one of Clause Seven.

Single Paragraph – In the last 5 years of the contract, with a view to ensuring adequate delivery of services by the distribution company, the dispositions of this sub-clause shall apply in the event of any noncompliance of the annual overall collective service continuity indicators.

It should be stressed, as was already defined in Resolution 334/2008, that the acts or legal business among related parties must be purposely subjected for prior agreement by ANEEL, now including by force of the contractual written clause (mentioned below), as well as, in the cases of noncompliance of the minimum economic and financial sustainability parameters, implying in a restrictive regime for contracts with related parties (inset II of Sub-clause of Clause Seven transcribed above).

Sub-clause Four – The distribution company shall submit for prior agreement by ANEEL, in the hypotheses, conditions and according to procedure established in regulation by ANEEL:

I. legal acts in business done with:

a)       their controllers, direct or indirect;

b)       their controlled or colligated businesses and other businesses controlled or colligated by a common controller;

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c)       business entities having Management members in common with the distribution company; and

d)       the members of its Management

II. amendment of its articles of establishment, except for the adaptation to Sub-clause Two of Clause Seven; and

III. transfer of shareholding control.

Single Paragraph – The legal acts in business referred to in sub items (c) and (d) are those for which current accounting legislation understands as mandatory the disclosure in the distribution company’s financial statements.

The inclusion of Economic and Financial Sustainability and of Commitment of the Controller Shareholder clauses such as the one defined in inset III of Sub-clause One of Clause Seven of the obligation to perform inputs of capital in order to ensure the economic and financial sustainability, was performed by the Regulator under the claim of allowing for more soundness in the Brazilian electric energy distribution segment and aligning it to the best international practices, with enhancement of the management practices and ensuing increase in the levels of transparency for the segment.

Another obligation of the Controller Shareholder imposed for registration in the articles of establishment is the one found in Sub-clause One of Clause Thirteen, shown below, in which the obligations imposed in Sub-clauses three and four must be highlighted:

Sub-clause One – Controller shareholder(s) declare accepting and submitting to, without any reservations, the conditions of this contract, committing to preserving in the articles of establishment of the distribution company a disposition for the purpose of not transferring, ceding or, in any other way, alienating, directly or indirectly, free of cost or for compensation, the shares that are part of the shareholder control block without prior consent from a ANEEL.

(...)

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Sub-clause Three – Controller shareholder(s) sign that this additive term as actor and guarantor for the obligations and charges herein established.

Sub-clause Four – Controller shareholder(s) commit to, in solidarity, irreversibly and irrevocably, to make annual inputs in the utility service, within 180 days counted from the end of each calendar year, under the form of company capital paid in in cash or cash equivalent or by the conversion of loan liabilities into company capital, the total amount of any shortfall that might occur in achieving the minimum economic and financial sustainability parameter set in Clause Seven, with the effective performance of the input not configuring delinquency with respect to the aforementioned metric.

Moving on to Clause Eight, dealing with issues linked to corporate governance and transparency, there is an imposition that must be observed due to regulation to be edited in the future by ANEEL and that may contain, among other points, the minimum parameters and regulatory duties with connection to the Management Council, the Executive Board, the Advisory Board, Audit and Compliance, which may lead to legal insecurity given that distribution companies will remain subject to 6.404/76 and the rules of the Federal Securities Commission (Comissão de Valores Mobiliários – CVM), in verbis:

Sub-clause One – The distribution company commits to complying ANEEL regulation on governance and transparency that may comprise, among other items, minimum parameters and regulatory duties in connection with the Management Council, Executive Board, Advisory Board, Audit and Compliance.

Sub-clause Two – in drafting the regulation, ANEEL shall address:

(i) The national and international state-of-the-art in governance, private and public, benchmarking against the highest standards of governance in the capital markets and required by regulatory agencies, in addition to studies from academic institutions or in connection with development, (ii) the level of development and the specificities of the Brazilian power sector, including the segregation of activities and the need to ring fence and individualize distribution companies, (iii) the size of the utility services, (iv) the time lapse required to adapt it to regulatory obligations, among other pertinent aspects and always addressing the corporation shareholding legislation.

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The next clause, which covers a higher number of new aspects, is the Clause ruling on the extinction of the concession and reversion of the linked assets and facilities. At this point in time, the main concern is around the possibility of opening a process of expiry stipulated in Sub-clause Fourteen, as such:

Sub-clause Fourteen – For the period starting on the sixth calendar year following the signature of this contract, delinquency by the utility service stemming from the noncompliance of the efficiency criteria with respect to supply service continuity or economic financial management shall imply in filing a claim for expiry, respected the dispositions of this contract, in particular the right to defense and contradictory statements, observed that:

I – noncompliance with the minimum economic financial sustainability parameters for 2 (two) consecutive years, as established in ANEEL regulation, shall characterize delinquency with respect to economic-financial management;

II – noncompliance with the annual overall collective service continuity indicators for three consecutive years shall characterize, as established in ANEEL regulation, delinquency with respect to continuity in service delivery.

Paragraph One –ANEEL shall establish the minimum parameters mentioned in Inset I of this Sub-clause prior to the onset of the preferably five-year periods, with the establishment of new parameters having to address, among others, the need for positive LAJIDA and the minimum investment and debt management capability.

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Paragraph Two – ANEEL shall establish the thresholds object of Inset II in this Sub-clause prior to the onset of the preferably five-year periods.

It should be highlighted that ANEEL shall also establish regulation with respect to expiry (inset II above), in addressing the guidance disposed in Sentence no. 2253/2015 of TCU, with the minimum guarantees for distribution companies in terms of the way they are calculated and operated already assured in Clause Twelve of the additive:

Sub-clause Seven – Once verified any of the delinquency hypotheses raised in the current standards and in this Additive Term, ANEEL shall file administrative suit for verification of violations and failures, ensuring the right to two contradicting and defense to the distribution company, and may recommend to the Concession Granting Power to declare the expiry of the concession, which may adopt of the following measures, in addition to those established in Law no. 8,987, of 1995 and 12,783, of 2013:

I – trigger the call to tender process for the concession;

II – Sign the Concession Contract with the new concession utility service together with the declaration of expiry of the existing concession; and

III – Discipline a transition phase for the new concession operator to take over the service delivery.

Paragraph 1 – for the purpose of preserving the continuity of service delivery for the public service, ANEEL is entitled to intervene in the distribution company until the tender process is concluded.

Paragraph 2 – for the purpose of preserving the continuity of delivery of the public service, the Concession Granting Power shall establish, 36 months from the end of this contract, the guidelines for the tender to the public service object of this contract, in which case, for the transition phase, the distribution company commits to maintaining the adequate delivery of the essential service, in particular:

a) maintain quality of service delivery and economic-financial sustainability condition;

Distribuição Alagoas	Technical Note: No. 004 / PR / 2015 Sustainability with Concession Extension of Eletrobras Distribuição Alagoas

b) provide unrestricted access to administrative, commercial and operational information;

c) submit to ANEEL specific regulation for the contract termination period;

The main point for concern at this point in time is the methodology adopted by ANEEL to set the limits adopted in the term (indicators DECi –Equivalent Duration of Interruption of Internal Origin per Consumer Unit and FECi – Equivalent Frequency of Interruption of Internal Origin per Consumer Unit) and the lack of flexibility for these limits, given that violation may result in the extinction of the concession linked to the re-current discussion in the sector in terms of the inadequacy of these indicators in past occasions.

It should be highlighted that the global thresholds and the characterization of noncompliance are stipulated in Sub-clause Three of Clause One of Annex II to the Additive Term, with the values in Table I being only examples and those applicable to each distribution company being set out in Technical Note no. 0335/2015 - SCT-SFE-SFF-SRD-SRM/ANEEL, of September 4,  2015:

Sub-clause Three – The annual overall thresholds for the indicators DECi e FECi to be complied with by the distribution company are shown in Table I below.

Table 10 - Annual Overall Thresholds for DECi and FECi.

DECi (horas)					FECi (interrupções)
2016	2017	2018	2019	2020	2016	2017	2018	2019	2020
40,00	37,00	32,00	25,00	16,00	30,00	28,00	24,00	18,00	10,00

Key- Horas: Hours  - Interrupções: Interruptions

Sub-clause Four – Noncompliance with the efficiency criteria with respect to the quality of the service delivered, for two consecutive years during the assessment period or in the year of 20 will result in the extinction of the concession, in the terms of Clause Twelve and Eighteen.

Single Paragraph –Noncompliance with the thresholds of at least one of the indicators for service continuity established in Table I will be considered as a noncompliance with the efficiency criteria with respect to the quality of the service delivered.

Distribuição Alagoas	Technical Note: No. 004 / PR / 2015 Sustainability with Concession Extension of Eletrobras Distribuição Alagoas

In addition to the condition imposed above, Clause Eighteen deals with the extension conditioning factors, to wit:

CLAUSE EIGHTEEN - CONDITIONS OF EXTENSION

In addition to the preceding dispositions in this Contract, there Utility Service must observe, for the period of 5 (five) years counted from January 1, 2016, the extension conditions established in Annexes II and III.

Sub-clause One – Noncompliance with any one of the extension conditions established in Annexes II and III for two consecutive year or any of the conditions at the end of the five-year period, shall result in the extinction of the concession, respected the dispositions of this Contract, in particular in so far as concerns the right to defense and to contradicting.

Sub-clause Two – The other regulations for quality and economic-financial conditions remain valid and are applicable to the utility service concomitantly to the dispositions of Annex these II e III.

In Clause 12, the additive also provides for the possibility of the utility service itself presenting a shareholding control transfer plan before the onset of the administrative process for definition of the noncompliance of the conditioning factors for extension:

Sub-clause Eight – The concessionaire is entitled to present a shareholding control transfer plan prior to the onset by ANEEL of the administrative process resulting from noncompliance of the extension conditions dealt with in Clause Eighteen, observing that:

I – the shareholder control transfer plan must display the feasibility for the exchange in control and the benefit of this measure in the adequacy of the service delivered.

II – The transfer of shareholding control was be concluded before the beginning of the concession extinction process.

Distribuição Alagoas	Technical Note: No. 004 / PR / 2015 Sustainability with Concession Extension of Eletrobras Distribuição Alagoas

III - Once verified the noncompliance of the shareholding control transfer plan by the concessionaire or in the event it is not approved by ANEEL, the process for extinction of concession will be triggered and ANEEL will be responsible for instructing the process and referring it to the Ministry of Mines and Energy, with its own expert opinion.

It should be highlighted also that there is the possibility of ANEEL delegating to the state the performance of complementary activities:

CLAUSE FIFTEEN – DELEGATION OF COMPETENCE

Given the disposition of art. 36 of Law no. 9,074/95, and art. 20 of Law no. 9.427/96, ANEEL may delegates to the STATE OF XXXXXX competence for the execution of the supplementary activities of inspection and mediation of the public services of electric energy provided by the distribution company.

Sub-clause Single – The delegation of competence foreseen in this clause will be granted based on the terms and conditions that will be defined through a Cooperation Agreement.

The enhancements proposed in Public Hearing 38/2015 have been summarized by the ANEEL Superintendence Office through the themes, whose main questions follow to illustrate the gainsay.

With respect to the contributions in relation to the Economic clauses, the main topics discussed in the Public Hearing were a) normative density of the contract; b) rules for review of Terrace, investments and Factor X; c) variations in the purchase of energy and economic and financial balance; d) exceeding the demand and reactive surplus and e) operational and economic rationale.

Distribuição Alagoas	Technical Note: No. 004 / PR / 2015 Sustainability with Concession Extension of Eletrobras Distribuição Alagoas

With respect to the contributions concerning the quality of service, the main issues discussed were a) definition of the thresholds for DEC and FEC for the fifth year in the period of assessment of the concession contract; b) purge of the programmed interruptions during the five years of assessment of the concession contract; c) calculation of the share of supply for definition of the thresholds of internal DEC and FEC; d) restriction to the payment of dividends and interest on cell phone capital due to the low quality of service delivered; e) impact of the transfer of the Other Transmission Facilities (Demais Instalações de Transmissão – DIT) on internal DEC and FEC indicators; and f) recurrence in the noncompliance with DEC and FEC indicators during the five years of assessment of the concession contract.

On the issue of corporate governance and transparency, the more relevant approach to dealt with the following topics: a) obligations associated to corporate governance discussed in Public Hearing 72/2014 (sharing of infrastructure and human resources); b) freedom for management of business for sector agents in distribution; c) changes to by-laws; d) minimum corporate governance and transparency parameters; e) legal acts and business undertaken with related parties; f) disclosure of economic and financial information; g) participation of controlling shareholder or other person from his/her economic group in other ventures in the Power Sector; h) obligations in connection with the composition of the Board/Executives and the Audit Council; i) membership of the Audit Council.

The topic of economic-financial sustainability received a number of contributions dealing with the need for input of capital and the financial trajectory, the most relevant being in connection with: a) the exclusion of the liability from the actuarial deficit in the composition of the indebtedness; b) exclusion of expenses in provisions for EBITDA; c) calculation of Potential EBITDA by adding investments; d) creation of exceptions in the need for capital inputs due to market variations and non-manageable costs; e) change of the Selic with spread for regulatory compensation rates (WACC or Kd); f) definition of new metrics after the fifth year of concession and g) unnecessary delivery of audit report for the Standard Monthly Trial Balance (Balancete Mensal Padronizado - BMP) and the Quarterly Information Report (Relatório de Informações Trimestrais - RIT) for the month of December.

Distribuição Alagoas	Technical Note: No. 004 / PR / 2015 Sustainability with Concession Extension of Eletrobras Distribuição Alagoas

From the reading of the Vote that resulted in the Result of the Public Hearing, it is possible to verify that some of the issues raised were refuted given the possibility that, in the case of unbalance, the Utility Service Concessionaire would be able to request an Extraordinary Tariff Review.

7.    CONCLUSIONS

As the draft of the Additive Term set a horizon of five (5) years to achieve and comply with a set of extremely strict targets in monitoring planned regulatory thresholds for each company, this study took into consideration such conditions.

In this regard, we emphasize some important aspects contained in the draft Additive Term:

·                Assumptions of no violation of internal DEC  and FEC thresholds set by ANEEL need to be fulfilled in their entirety so that the quality of service indicators can be achieved;

·                Restrictions and additional obligations have been placed on the distribution company and its controllers, such as:

✓        Restriction on dividend distribution above the legal minimum and payment of interest on own capital in the event of non-compliance with targets;

✓        Obligation of capital input by controller in the event of non-compliance with targets;

✓        Need to comply with annual targets from 2016 from the point of view of quality of service, under penalty of loss of the concession for the violation of the same indicator for two consecutive years or a transgression in the fifth year;

Distribuição Alagoas	Technical Note: No. 004 / PR / 2015 Sustainability with Concession Extension of Eletrobras Distribuição Alagoas

✓        Recognition of the economic and financial balance of the concession at the time of signing of the Additive Term, in accordance with Sub-Clause One of Clause Six;

·                Insertion of rules and parameters in corporate governance, object of future regulation by the Agency.

Indeed, one aspect worth mentioning is the amount of contractual clauses that are not self-applicable, such as issues in governance, referring their regulation to future normative acts, which similar to the Additive Term will be competence of the Regulatory Agency and no object of law.

Thus, in light of the considerations made throughout this technical note, enhanced by the capital inputs required from Majority Shareholder, we believe that Eletrobras Distribution Alagoas presents the necessary conditions to sign the Additive Term to the Concession Contract.

Maceio, November 11, 2015.

Distribuição Alagoas	Technical Note: No. 004 / PR / 2015 Sustainability with Concession Extension of Eletrobras Distribuição Alagoas

Bernard de Sá Gouveia

Superintendent of Operation

Almir Pereira Menezes

Commercial Director Assistant

Sergio Manoel B. de Miranda Filho

Management Director Assistant

Hugo Tabosa da Silva

Manager of the Department of Planning and Control of Expansion

Bruno Wanderley de Santa Rita Assistant to the President Patrícia L. Menezes F. Pereira Financial Director Assistant Cledilson Nascimento Bispo Manager of Department of Regulation and Special Projects

Attachment:

                      I.                       Technical information GDF / DFN-01/2015, 10.30.2015.

Page 1/35

1 The note deals with simulations developed by the Financial Officer Chief of Eletrobras, who built the simulation model, based on assumptions determined by it.

2 Shailer, Greg.An Introduction to Corporate Governance in Australia, Pearson Education Australia, Sydney, 2004; "OECD Principles of Corporate Governance, 2004".OECD. Retrieved 05/18/2013.; Tricker, Adrian, Essentials for Board Directors: An A-Z Guide, Bloomberg Press, New York, 2009; Janet & Shailer, Greg.The Effect of Board-Related Reforms on Investors Confidence.Australian Accounting Review, 18 (45) 2008: 123-134; works cited without "corporate governance" at Wikipedia, available at: http://en.wikipedia.org/wiki/Corporate_governance. Last accessed on: 05/15/2015

Technical Note PR-001/2015

Sustainability Assessment with Extension of Amazonas Concession Contract.

Eletrobras Amazonas Distribution

Summary

1.	OBJECTIVE	3
2.	HISTORY 3	3
3.	QUALITY OF SERVICE:	6
3.1.	METRIC CONDITIONED CONCERNING QUALITY OF SERVICE	6
3.2.	HISTORIC AND BEHAVIOR INDICATORS OF CONTINUITY INDICATORS	7

3.3.	REDEFINITION THE COMPANY'S PATH FOR 2016 -2020	9
3.4.	ANALYSIS ON THE RANGE OF INDICATORS OF QUALITY OF SERVICE LIMITS	10
3.5.	PLAN OF RESULTS ANEEL	13
3.6.	FINAL EVALUATION OF THE PROPOSED PATH PROPOSED BY ANEEL	14
4.	ECONOMIC AND FINANCIAL SUSTAINABILITY:	18
4.1.	SUSTAINABILITY GOALS OF ECONOMICAL AND FINANCIAL:	18
4.2.	ANALYSIS OF ECONOMICAL SUSTAINABILITY GOALS AND FINANCIAL EDAL FOR 2016 TO 2020 AS THE DRAFT ADDENDUM:	20
5.	CORPORATE GOVERNANCE	27
6.	LEGAL ASPECTS:	29
7.
CONCLUSIONS:		41

Página 2 / 50

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

1. goal

The purpose of this technical note is to assess the impacts for Amazonas Distribuidora de Energia SA, resulting from the signing of the Addendum to the Public Service Concession Agreement for Distribution of Electric Energy, according to the draft approved by ANEEL, on October 20, 2015.

Initially, there will be a historic of the request to extend the granting of Amazonas Distribuidora de Energia SA in the light of current legislation. Then will address issues relating to quality of service, the economic and financial sustainability, corporate governance and legal aspects.

Finally, demonstrate conclusively the convenience and opportunity of the directors of Amazonas Distribuidora de Energia SA and the controlling shareholder signing the Addendum of this Agreement.

2. HISTory

In accordance with the rules of the electricity sector (Law No. 8,987 / 95 of 13 February 1995, which provides for the concession and authorization regime for the provision of the public service provided for in Article 175 of the Federal Constitution;. Law n. No. 9.074 / 95, of 7 July 1995 laying down detailed rules for the granting and extension of public service concessions and permits, and subsequently Law No. 12,783 / 13 of January 11, 2013, which provides for grants generation, transmission and distribution of electricity, on the reduction of the sector charges and the low tariffs; amending the Laws in 10,438 of April 26, 2002, 12,111, of December 09, 2009, 9648, to May 27 1998, 9427, to December 26, 1996, and 10848 of March 15, 2004, repealing provision of Law No. 8,631, of March 4, 1993) Amazonas Distribuidora de Energia SA, holds the concession for electricity distribution in all the State of Amazonas municipalities by the Concession Agreement No. 020/2001-ANEEL, signed 21/03/2001 and their addenda, signed on 17/10/2005 and 04/11 / 2008 and the expiration of the Concession Agreement occurred on July 7, 2015

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

In accordance with Sub-Clause Second of Clause Three of the said Agreement, the extension request should be submitted within 36 (thirty six) months before the expiration of the term hereof. Thus the Amazonas Distribuidora de Energia SA filed with ANEEL's letter CTA PR No. 135/2012 of 19/06/2012, on the application for renewal of concession, generating the Protocol 48513.020675 / 2012-00.

Considering the provisions of § 2 of art. 2 of Decree No. 7805 of September 14, 2012, which regulated the Provisional Measure No. 579, of September 11, 2012, the Amazonas Distribuidora de Energia SA, through letter No. 215 CTA PR / 2012 of 24/09/2012, confirmed its position already signed previously on the interest as the extension of the concession.

With the publication of Decree No. 8461/15 of June 2, 2015, which regulated the extension of the concession of the electricity distribution service, ANEEL, in board meeting held last June 10, has started the Public Hearing No. 038/15 by Technical Note No. 0175/2015-SCT-SFE-SFF-SRD-SRM / ANEEL to gather information and additional information to improve the Term model Amendment to the Concession Contract the extension of public service concessions of electricity distribution, based on Decree.

In compliance with the provisions of Letter No 0468/2015-SCT / ANEEL, the Amazonas Distribuidora de Energia SA, through the letter CTA PRE No. 031/15 of 3 July 2015, sent the necessary documents for the process of renewal of the concession, resulting in ANEEL the Protocol 48513.017707 / 2015-00.

Later, in the face of Judgment No. 2253 / TCU - Plenary of September 9, 2015, and considering the Technical Note n ° 0335/2015-SCT-SFE-SFF-SRD-SRM / ANEEL, of September 4, 2015 and the Technical Note n ° 0360/2015-SCT / SFF / RD / ANEEL, of September 24, 2015, ANEEL approved and published in the Official Gazette of September 25, 2015, the reopening of the Public Hearing No. 38 / 2015.

Continuing the processing of the subject under discussion, on October 20, 2015, the Board of ANEEL approved the submission to the Ministry of Mines and Energy - MME of the minutes of the Addendum to the Concession Contracts of several distributors, among them the Amazon Distribuidora de Energia SA, and issued on the same date, the Order No. 3540.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

The basic rules that guide the renewal of the concession are embodied in art. 1 of Decree No. 8461 of June 2, 2015, which regulated the extension of public service concessions for electricity distribution referred to in art. 7 of Law No. 12.783, of January 11, 2013, for thirty years. The extension will take place in order to meet the following criteria:

i. Efficiency in terms of quality of service;
ii. Efficiency with respect to economic and financial management;
iii. Operational and economic rationality; and
iv. Low tariffs.

The above criteria should be a special regime in the first five years to be evaluated by means of continuous improvement metrics established by the concession authority, detailed in the Concession Agreements, with the Amazonas Distribuidora de Energia SA this horizon, starting from the calendar year the execution date of the contract period for attainment of goals. In case of breach of any of the annual goals of established quality, for two consecutive years or any of the goals at the end of the five-year period, the process of the concession expiry starts.

It is important, therefore, that the Addendum to the Amazonas Distribuidora de Energia Concession Agreement SA is mainly analyzed with a focus on meeting the targets set by the concession authority, the items quality of service, economic and financial sustainability, corporate governance and legal aspects.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

3. QUALITY OF SERVICE:

3.1. METRIC CONDITIONED CONCERNING QUALITY OF SERVICE

Decree No. 8461/2015 provides in its Article 1 that the efficiency with regard to the quality of service is one of the criteria to be met for the extension of the distribution concessions. The § 2 of Art. 1 states that this efficiency criterion should be assessed through indicators that consider the frequency and average duration of interruptions of the public electric power distribution, and the indicators with such characteristics are DEC (System Average Interruption Duration per Consumer) and FEC (Equivalent Frequency of Interruption per Consumer Unit), calculated globally for each dealership.

The DEC and FEC indicators take into account both internal source interruptions as those of foreign origin to the distribution system. ANEEL considered that the external interrupts the distribution were calculated differently from ordinary interruptions occurred in the supply so that the indicators to be evaluated in this period of 5 (five) early years of the contract after the extension of the concession, reflecting the performance of distributor in providing the service, ie, internal events, eliminating the effects of external events.

Thus, to evaluate the efficiency with respect to quality of service mentioned in Decree No. 8461/2015, ANEEL proposed to be used portions relating to interruptions of internal origin to the distribution system that make up the global indicators DEC and FEC by means of the indicators which are now called Deci and SFIC (DEC and internal FEC).

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

As general rules, to define the continuity of limits that will be set for compliance by the distributors were defined start and end boundaries of the trajectory for the years following the signing of the contract.

3.2.  BACKGROUND AND PERFORMANCE INDICATORS OF CONTINUITY

The quality indicators DEC power supply (System Average Interruption Duration per Consumer), which measures the average time period in which the consumer remained without electricity, and the FEC (Frequency of Interruptions per Consumer), which measures the amount times the average in which the consumer had the interrupted power, are used to measure the quality of services provided by distributors in Brazil.

For Amazonas Distribuidora de Energia SA, in recent years, it appears that evolution, the DEC and overall state of the FEC, is positive with the Global FEC indicator already within the limits set by ANEEL, proceeds from realized investments by the company in the areas construction and maintenance of distribution networks. The DEC, in turn, is still quite disturbed by external events beyond the national average.

In 2012 the incidence of some blackouts in the capital caused the FEC indicators and global DEC flee control completely. In 2013, with the new substation into the system, there was significant improvement, with the FEC indicators and DEC reductions of 23.2% and 13.5%, respectively. The following year, 2014, there was a reduction in FEC indicator, only 4.4% and an increase in DEC indicator of 2.4% due to the delay of works and problems with service contract / emergency maintenance.

For 2015, given the amounts realized through the month of September, it is expected that the indicator reaches the FEC value of 26.4 and the DEC indicator value of 44.3, representing estimated reduction of 29.6% for FEC and 21.2% for DEC, remaining below the regulatory values.

Acompanhamento DEC Global – 2015 – Amazonas Distribuidora de Energia S.A.
BETTER
2012
2013
2014
2015 Tendency
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15

Graph 01

Global DEC monitoring – 2015 – Amazonas Distribuidora de Energia S.A

Acompanhamento FEC Global – 2015 – Amazonas Distribuidora de Energia S.A.
BETTER
2012
2013
2014
2015 Tendency
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15

Graph 02

Global FEC monitoring – 2015 – Amazonas Distribuidora de Energia S.A

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

The process of power generation inside the isolated systems also had a major impact on the overall performance, and the actions set for this process during 2015 and 2016 will bring strong positive impact on the overall result and associated with the distribution system actions to the 2016-2020 cycle allow significant developments planned for the coming years.

For the state, too, is projected big improvement, reaching the parameters consistent with similar regions of the north who live permanently with logistics difficulties, road infrastructure and, thus, great difficulty in accessing.

In the state capital, causes, cable party, party and shorting jumper are those that contribute most to the DEC and FEC indicators. With the implementation of reclosers in feeder circuits and planned maintenance, comprising a range of cleaning, inspections with thermal imaging and exchange of crosses, we expect significant reduction in DEC and FEC indicators. Also with respect to DEC reduction actions, Amazonas Distribuidora de Energia SA with this process to change the current model of emergency care contract, currently run by a single company and deficient manner.

The new contract provides for the capital of the division into four large lots to serve both commercial and emergency, as it is expected to run for more than one company in order to implement the services, reducing the chances of monopoly and widespread problems in emergency care and commercial such as experienced today.

3.3. RESET THE COMPANY’S PATH FOR 2016-2020

In 2014 global DEC Amazon Distributor power SA was 55 hours with a maximum of 50.1 hours, and the deciduous of 40.28 hours and 14.72 hours of DECx. With the methodology set after the Public Hearing 038/2015, the starting point for calculating the trajectory will be 51.84 hours for DEC.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

In 2014 global FEC Amazon Distributor SA Energy was 37.52 times before a limit of 47.36 times, and the SFIC times of 21.45 and 16.07 FECx of times. So the starting point for calculating the trajectory is 48.65 times for the FEC.

ANEEL applied the methodology, and according to Technical Note 0335/2015-SCT-SFE-SFF-SRD-SRM / ANEEL the limits are for the period from 2016 to 2020, adopting a linear path (conventional) for Amazon Distributor Energia SA, as the concessionaire has complied with the limits in 2014.

As the DECi and FECi indicators to be evaluated, as Technical Note 0335/2015-SCT-SFE-SFF-SRD-SRM / ANEEL, just consider interruptions of internal origin to the distribution system, the calculated values were also only for those interruptions. Consistency keeping, set up the limits set by ANEEL for 2014 in order to remove the influence of the external supply within the limits.
It was established that the overall limits in 2014 to companies were reduced by 4.12% in DEC and 6.85% in the FEC, to be considered as limits on Deci and SFIC indicators to define the ongoing trend mentioned in Decree No 8461/2015. These percentages represent the average for the supply of Brazil 2012-2014.

3.4. ANALYSIS ON THE RANGE OF INDICATORS OF QUALITY OF SERVICE LIMITS

The draft Amendment to the Public Service Concession Agreement for Electricity Distribution proposed by ANEEL in its Technical Note No. 0175/2015, presents in its CLAUSE - CONDITIONS OF PROVISION OF PUBLIC SERVICE, Sub-Clauses and impactful for distributors as Amazonas Distribuidora de Energia SA, ANEEL considers as improvements in service delivery and may result in not meeting the goals, being subject to interventions by the Regulatory Agency, including the loss of concession, but let's see:

"Clause Sixth - The DISTRIBUTOR agrees to comply with the quality standards set by ANEEL."

"Clause Seven - Failure to comply with quality standards set by ANEEL could force the DISTRIBUTOR to compensate consumers for the poor quality of the provision of the distribution service as regulation of ANEEL, without prejudice to the application of penalties."

"Clause Eighth: Non-compliance with quality standards set by ANEEL, characterized by sharp violation and / or frequent the regulatory standards as regulation of ANEEL may imply the payment of dividends is unavailable or payment of interest on capital whose value alone or together, exceeds the legal minimum, to the regulatory parameters to be restored. "

"Clause Nine - The DISTRIBUTOR agrees to establish and maintain the maintenance plan of the current distribution facilities, establishing the periodicity and maintenance activities that meet the technical specifications of equipment and adequate provision of services in order to be submitted to ANEEL when requested".

"Clause Ten - The DISTRIBUTOR agrees to meet the universal service targets the electricity distribution service, as regulation of ANEEL."

It is also important to note that in Annex II of the Draft Amendment to the Concession Contract for Public Distribution of Electricity Service - CONDITIONS FOR EXTENSION - EFFICIENCY DISTRIBUTION SERVICE PROVISION, states:

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

"SECTION ONE - SUPPLY INTERRUPTION

The performance criterion for the quality of service is measured by indicators that consider the frequency and average duration of interruptions of the public electric power distribution;

Subclause First - will be assessed Deci indicators - Duration of Internal Source Interruption per Consumer Unit and SFIC - Frequency Equivalent Internal Source Interruption per Consumer Unit;

"Clause Four - Failure to comply with any deci limit or SFIC established by ANEEL, for two consecutive years during the trial period or the year 2020, will result in the termination of the concession, in accordance with the provisions Twelfth and Eighteenth."

As can be seen in Clauses and Sub-Clauses of the Draft Amendment to the Public Service Concession Agreement for Distribution of Electric Energy, proposed by ANEEL in the category Quality of Service, the main focus is meeting the regulatory limits of Deci and SFIC indicators for the period of 5 (five) years observable in the new contract term, noting that all current regulations in the ANEEL framework on the service quality remain in force, so that the new trajectory for the indicators in this period of five (5) years represent an obligation more for Amazonas Distribuidora de Energia SA

The Decree provides that companies achieve quality indicators of service and economic and financial balance over the next five (5) years. If there is violation of indicators by two (2) consecutive years, or the fifth year of assessment, a company may lose the grant, as noted. During the five years in which the Amazonas Distribuidora de Energia SA will be under special arrangements within the new agreement, if any transgression of Deci and / or SFIC indicators on one (1) year there will be a kind of warning to the company and to continue the next year, showing the trend of default, the loss of the concession occurs.

For the last year, in 2020, there is this flexibility and the non-achievement of the target in the latter year also imply the loss of the concession. This is a very worrisome point, for the Amazonas Distribuidora de Energia SA may display results below the regulatory limits for Deci and the SFIC in the years observed from 2016 to 2019, and yet, if for atypical events not assigned and managed by Eletrobras Amazonas as For example, a period of totally unfavorable climatic conditions, result in Deci values and / or SFIC above the limits set for 2020, could result in the loss of the concession.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

Another issue raised here is the importance of ANEEL disregard or partially consider the Scheduled Continuity Indicators. We fear a significant increase in unscheduled outages resulting from the increase in interventions on the network for preventive maintenance and expansion works and improvement. Such a claim was made by ABRADEE as a contribution to the Public Hearing No. 38/2015 to discuss the NT n ° 0175/2015.

3.5. results plan ANEEL

It is noteworthy that is underway in Amazonas Distribuidora de Energia SA the results Plan for Improvement of Quality of Service, presented to ANEEL in April of this year, the proceeds of which 2015 are equated, but who need sources defined from 2016.

Assuming full implementation of the results of Plan, equating the resources provided, since the year 2017, the company will reach the levels of Deci and SFIC established by

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

3.6.  FINAL EVALUATION OF THE PROPOSAL PATH PROPOSED BY ANEEL

The trend indicated by calculating the global indicators FEC and DEC in recent years consistently give assurance that the Amazonas Distribuidora de Energia SA will reach the indicators set by ANEEL in the trajectory 2016-2020, as defined in the Technical Note No. 0335/2015-SCT SFE-SFF-SRD-SRM / ANEEL.

The trajectory of FEC indicators, SFIC and Deci are within the regulatory limits being very low probability of it not materialize until 2020. For the DEC trajectory, it is expected the achievement in 2016 the regulatory limit. Ensuring financial resources and the realization of Income Plan, efficiently, contribute to the low risk of not achieving the goals.

It should be taken into account for scheduled services, which for the execution of a great many improvements need to shutdown. Intensified its execution will corroborate to an increase in FECip DECip and consequently aiming with this reduction in FECind and DECind.

Of course to achieve these objectives, a number of actions already initiated and others to start, constant Results Plan, will have to be fully implemented in the 2016-2020 period:

3.4.1 SYSTEM IMPROVEMENT OF INTERIOR PLANTS GENERATION

Improvements Operation and Maintenance in the Amazon state of the interior of generation systems meet satisfactorily the required demand, continuously, with quality, reliability and effectiveness, until the entry into operation of Energy Producers Independent, whose forecast is for the course the year 2017.

3.4.2 MODERNIZATION OF THE AUTOMATION AND SUBSTATIONS

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

Improvement and expansion of the Automation Systems, Telecommunication and Protection of systems to optimize operational control Operation Center, increasing efficiency in decision making, both in the prevention of events, as the restoration of the system.

3.4.3 MANAGEMENT OF IMPLEMENTATION AND FIELD TEAMS

The reorganization of field staff and resizing IOC operators, assesses the dispatch capacity with the number of teams, resizing operators IOC and evaluating the dispatch capacity with the quantitative level teams, adjusting the scales with the direction of larger team of availability to times of greater demands, relocating teams from the capital, where it takes into account the regionalized demand, hourly demand and traffic flow. New hire with field teams with multifunctional philosophy affords the productivity control and completion of the implanted Mobile Dispatch System.

3.4.4 TECHNOLOGICAL INNOVATIONS OF IMPLEMENTATION AND / OR BEST PRACTICES FOR THE SCOPE OF OPERATIONAL EFFICIENCY

Prospecting technologies that contribute to greater operational efficiency and implement technologies that increase automation / mechanization of field service. Rethink the model of operations depending on the incorporated and new regulatory reality technologies

3.4.5 DISTRIBUTION NETWORK AUTOMATION

The project foresees the installation of 333 reclosers in Manaus. The project is already underway and expected to be completed in 2015. It consists of the automation of distribution networks with the adoption of automated reclosers. The projected earnings consist of continuity indicators reductions of DEC and FEC and consequently compensation paid by DIC, FIC and DMIC.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

3.4.6 MAINTENANCE OF SYSTEMS AT, MT and BT

The project brings a new perspective stratification and analysis of cause and effect directing the operations of maintenance to critical points of the system, through the realization of cause short analysis and medium-term, seeking to direct the performance of proper maintenance for each type of event and need to answer.

Will be created three levels of inspection and maintenance in order to provide faster performance for each type of problem and taking into account the impact of the final consumer.

·         Maintenance Level 01 - Immediate maintenance to be carried out under the coordination of IOC, so a repeat problem identified whose basic objective stop the cause of the interruption of certain equipment / circuit. During this intervention already identified the need for inspection assessment and maintenance level 02.

·         Maintenance Level 02 - programmable maintenance, to be held in short-term (maximum 30 days), treating defects in equipment and circuits that create the potential for shutdowns.

·         Maintenance Level 03 - scheduled corrective and preventive medium and long-term maintenance throughout the system, following the prioritization criteria defined in the analysis of cause and effect held annually and reviewed quarterly.

In this project are covered by the thermal imaging actions, maintenance online live and dead line, tree pruning and emergency services:

·         Optimizing corrective maintenance in the short term;

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

·         Implementation of the daily survey of the events that most impacted for the system (DEC/FEC and DIC/FIC/DMIC) - over the last 5 and 15 days with immediate treatment of maintenance;

·         Monthly revisiting the preventive maintenance actions feeders;

·         SM focused on trunk feeders and priority extensions, optimizing existing resources;

·         Thermal Imaging / Line Viva;

·         Pruning / Line Viva;

·         Visual inspection / Live Line.

3.4.7 MODERNIZATION OF SUBSTATION AUTOMATION

The project includes the replacement of obsolete equipment of the SAGE system, aimed at improving the performance of the Substation automation improves the quality of information.

It follows, then, that the Amazonas Distribuidora de Energia SA is able to not violate the trajectory of Deci and SFIC defined according to the methodology established by ANEEL, which may have a significant reduction by changing actions of the service logistics of on-call services , is of the order of perspective is the integration of operating services teams and business services, as well as improvement in increased productivity management.

In the case of FEC actions provided for in the Income Plan have reduced viability of single frequency of interruptions (number of occurrences) and has conviction reducing the scope of the occurrences with the review of the concept of protection and network modernization, with the installation of automatic and remote controlled reclosers.

Thus, the diagnosis developed when preparing the intensification listed with the measures Income Plan is feasible for Amazonas Distribuidora de Energia not breach the limits of Deci paths and SFIC in the period between 2016 and 2020.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

4. ECONOMIC AND FINANCIAL SUSTAINABILITY:

4.1. SUSTAINABILITY GOALS ECONOMIC AND FINANCIAL:

In the Seventh Clause of the draft Addendum to the Concession Agreement, ANEEL establishes the condition of economic and financial sustainability in which the distributor will have to commit to preserving, throughout the period of the concession, whether in managing their costs and expenses, their levels of indebtedness and liquidity, investments in replacement, improvement and expansion, beyond the payment of taxes and distribution of proceeds.

In Annex III of the draft Amendment to the Concession Contract - Conditions for renewal - efficient economic and financial management, in Section One, ANEEL sets the minimum standards for the first 5 (five) years of the concession, establishing the following annual targets for the period 2016 to 2020:

Key: DIVIDA Líquida – NET debt

Figure 1 - sustainability parameters 2020:

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

As it can be seen from the above figure, the first year, 2016, is allowed to the minimum condition is ensured through capital injections, without additional requirements. However, from the second year, 2017, cash generation, measured by EBITDA should be positive. This means that not only capital investment to achieve the economic and financial sustainability goal, but the operating cash flow is positive from 2017 onwards, such that:

·         In 2018, the cash flow must be sufficient to cover the replacement investments, as measured by regulatory reintegration share (QRR);

·         In 2019, cash flow in addition to covering the QRR should be sufficient to honor 80% of debt service, whose formula is: Net debt x (80% SELIC);

·         In 2020, the cash flow in addition to covering the QRR should be sufficient to pay debt interest given by net debt x (111% SELIC).

It should be stressed that the violation of the goals for two consecutive years, or last year, may result in the loss of the concession. Regarding the SELIC rate, according to the draft Addendum, limited to 12.87% per year, so when setting the Selic rate in this percentage, the conditions described in Figure 1, especially for the 4th and 5th years are shown in Table 1 below:

Table 1 - Annual goals of economic and financial sustainability - Draft Addendum

2016	2017	2018	2019	2020
			EBITDA - QRR -	EBITDA - QRR -
EBITDA >0	EBITDA >0	EBITDA - QRR >0	80% SELIC X	111% SELIC X
			Net DEBT > 0	Net DEBT > 0

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

4.2.  ANALYSIS OF ECONOMIC SUSTAINABILITY GOALS AND FINANCIAL COMPANY FOR 2016-2020 AS THE DRAFT ADDENDUM:

To verify that the Amazonas Distribuidora de Energia SA would achieve the economic and financial sustainability targets as proposed by the draft Addendum a compilation was made of the information contained in the Technical Data GDF / DFN-01/20151 prepared by the Financial Board of Eletrobras, considering consolidated data and informed by the Company.

Whereas the horizon of the study covers the period from 2015 to 2045, Technical Information for this exercise was analyzed by 2020.

As the aforementioned Technical Information, EBITDA values, NET DEBT Total CAPEX and are presented below in Table 2:

Table 2 - EBITDA, Net Debt and CAPEX TOTAL - Concessions Renewal Study - 2015 to 2020 (R$ million)

 Source: Study on the Extension of Grants - November 2015

In Technical Information, were highlighted some points of the projections, namely:

                    I.         Projections for the entire horizon of the concession agreement additive - 30 years until 2045;

 1he aforementioned Technical Information deals with simulations developed by the Chief Financial Officer of Eletrobras, who built the simulation model.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

                  II.        Broke from the Income Statement (DRE - 2014) / cash flow performed until August 2015, capturing both the effects on EBITDA and on the debt service already recorded in the first half of 2015:

                III.        The basic scenario and the expected path for the main macroeconomic variables used in these projections were based on the Focus of the Central Bank of 14 August report of 2015 to the following indicators, which has implications, particularly in debt service due to the increase in the SELIC rate, CDI and devaluation of the real against the dollar, described below:

Table 3 - Macroeconomic Indicators - 2015 to 2020

Macroeconomic						2019
Projections		2015	2016	2017	2018	onward

IPCA	%	9.34	5.50	4.74	4.70	4.63
IGPM	%	4.64	4.64	4.64	4.64	4.64
TJLP	%	5.50	5.50	5.50	5.50	5.50
SELIC	%	14.30	12.00	11.00	10.15	10.00
Exchange Rate	R$/USS	3.44	3.58	3.54	3.59	3.67
PIB	%	-1.99	-0.10	1.52	2.06	2.24

     Source: Central Bank (08/14/2015).

                    IV.        In relation to EBITDA, designed the study that resulted in this Technical Note, need to adjust it for some events as follows:

·             In the projections were not provided provisions for contingencies (civil, labor, PROCON, fiscal/tax, regulatory), however as stated in Annex III of the Technical Note 175/2015, Aneel will reduce EBITDA any amount of provisions. Thus, for the purposes of the simulation considered the estimate of reserves, based on what Eletrobras Amazonas Energia has already accounted for in the base date June 2015 and updated annually, which translates the values shown in Table 4 Next:

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

Table 4 - Estimation of provisions for contingencies: 2016 - 2020

Description	2015	2016	2017	2018	2019	2020
PCLD / Suppliers	-4.00%	-3.65%	-3.30%	-2.95%	-2.60%	-2.25%
% Variation	-	0.35%	0.35%	0.35%	0.35%	0.35%

Source: Study on the Extension of Grants - November 2015

                   V.        Were also considered some conditions for the projections:

·         Parcel A according to the inflation and market developments;

·         Evolution of Parcel B:

a) According to market inflation (No. consumers and km network), RTP, X Factor, investments and impact of the restatement of AIS;

b) Approval of 95% of the works with plot to regulatory assets;
c) PMSO cover, designed accordance with the 3rd cycle methodology considering the productivity of 2.0%;
d) Factor X: Designed accordance with the 3rd cycle methodology;

·         CVA: just the one considered in the IRT - 2014 and 2015;

·          Existing debt repayments curves as contracted;

·         Cost of existing debt: cost effective curve;

·         Considered the future releases of the contract with the World Bank, the average cost of 10.18% pa;

·         New funding conditional on ICSD (coverage ratio of debt service) 1.3

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

Thus, to undertake all of the above mentioned adjustments, it appears the achievement of the following goals of economic and financial support in the period 2016-2020, detailed in Table 5 below, which meets the requirements of ANEEL.

Table 5 - Goals of economic and financial sustainability accordance with the draft of the Amendment to the Concession Contract - 2016-2020 - R$ million

	2015	2016	2017	2018	2019	2020
ED Amazonas					EBITDA - QRR -	EBITDA - QRR -
		EBITDA >0	EBITDA >0	EBITDA - QRR >0	80% SELIC X	111% SELIC X
EBITDA	(679,441)	(1,066,272)	(421,609)	(120,042)	(18,801)	37,167
QRR = Depreciation				(96,985)	(101,350)	(105,911)
80% Selic x Net Debt					(198,942)
111% Selic x Net Debt						(223,142)
Balance Required by Aneel		(1,066,272)	(421,609)	(217,027)	(319,093)	(291,886)

Source: Study on the Extension of Grants - November 2015

It is worth noting that even if there is no receipt of contributions to offset the negative balances presented in the table above, the Amazonas Distribuidora de Energia SA will not meet the criteria for economic and financial sustainability, established by ANEEL for the period 2016-2019 . It should be noted that even with these investments only from 2020 the company can reverse the negative results, as shown in Table 5.

However, as discussed below, due to the high level of company debt, and also the investment required for the expansion of its electric system in this period, the company will require higher contributions than the minimum required, which is assessed by the Controlling Shareholder being considered at this time the conversion has been decided that will be converted into equity in the year deem 2016 doo debt balance of R $ 678.63 million, base 06/30/2015, that has to Company Eletrobras.
 We should also highlight the existence of a process of Extraordinary Tariff Review - RTE, pleaded with ANEEL, chart object CTA RRP No 095/2014 of 01/08/2014, and new complementary studies prepared by the Getúlio Vargas Foundation (FGV ), which was approved by that agency will provide substantial improvement to the situation of the company, as Table 6.

In addition, there are additional claims with ANEEL relating to debt claims of the CCC Fund / CDE, amounting to R $ 1.446 billion, at an advanced stage of consolidation and approval, once obtained, will improve the framework for assessing economic and financial sustainability for the situation also shown in Table 6 and whose gains are disclosed in Table 6-A.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

Table 6 - Goals of economic and financial sustainability according to the draft of the Amendment to the Concession Contract - 2016-2020 - with RTE and Lawsuits - R$ million

	2015	2016	2017	2018	2019	2020
ED Amazonas					EBITDA - QRR -	EBITDA - QRR -
Conditioned to ANEEL -R$ Thousand		EBITDA >0	EBITDA >0	EBITDA - QRR >0	80% SELIC X	111% SELIC X
					Net Debt > 0	Net Debt > 0
EBITDA	(679.441)	399.848	(245.285)	(11.072)	95.445	165.081
QRR = Depreciation				(120.511)	(125.934)	(131.601)
80% Selic x Net Debt					(198.942)
111% Selic x Net Debt						(223.142)
Balance Required by Aneel		399.848	(245.285)	(131.583)	(229.430)	(189.662)

Source: Study on the Extension of Grants - November 2015

Table 6-A - Comparison of the results of the conditions for economic and financial sustainability - from 2016 to 2020 - R$ million

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

	2015	2016	2017	2018	2019	2020
ED Amazonas					EBITDA - QRR -	EBITDA - QRR -
		EBITDA >0	EBITDA >0	EBITDA - QRR >0	80% SELIC X	111% SELIC X
					Net Debt > 0	Net Debt > 0
EBITDA	(679,441)	399,848	(245,285)	(11,072)	95,445	165,081
QRR = Depreciation				(120,511)	(125,934)	(131,601)
80% Selic x Net Debt					(198,942)
111% Selic x Net Debt						(223,142)
Balance Required by Aneel		399,848	(245,285)	(131,583)	(229,430)	(189,662)

Fonte: Estudo sobre a Prorrogação das Concessões – novembro 2015

Important to note that as shown in Table 6, even with the service by ANEEL of a possible Review Special Tariff – “RTE” (Revisão Tarifária Especial) and claims brought CDE / CCC, with better results, however, still does not meet the conditions of economic and financial sustainability required by the Agency, due primarily to the amounts above the regulatory limits, which remain the losses Electricity and PMSO during the period 2016-2020.

Thus, to allow the Company to ensure compliance with this economic and financial balance will be necessary or more suitable goals to the reality of the Company due to its unique concession area, by ANEEL, or the adoption of more aggressive action programs as those designed the Distributor, comparable to those adopted by other companies.

Another important point is the equation of generation costs reimbursement limitations in isolated systems provided for in the current sector regulation, even met the repayment neutrality conditions on efficiency generators and measuring systems, such as:

·         Cutting Factor grant CDE / CCC in non-technical losses function above regulatory limits, and

·         Do not adequate compensation costs with indexation and penalties due to fuel suppliers and generators in incompatibility due to the repayment process and maturity of outstanding invoices.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

In Table 7 below, is exposed results of the Net Present Value calculation studies (NPV) of the company, namely the Enterprise Value (Cash Flow Value plus Reversible Asset Value and More Financial components of TEN), net Net Debt on 06/30/2015 and added the conversion of debt the company has with Eletrobras, coming from regular resources of that company, to the "Base Case" and also to the situations dependent on obtaining claims already formalized ANEEL.

Table 7 - Company Assessment, considering the elections - R$ million

	Caso Base	Condicionado à ANEEL
Valuation (30 jun 2015)
	Projeção evolutiva	RTE	Pleitos

	11/11		Aneel
VP do Fluxo de Caixa	1.276.336	2.415.681	3.544.199
VP do Ativo reversível 2045	197.850	355.504	355.504
Componentes Financeiros RTE		940.946	940.946
EV - Enterprise Value	1.474.186	3.712.131	4.840.649
Dívida Líquida jun 2015	(6.424.878)	(6.424.878)	(6.424.878)
Conversão de R.O em capital	678.637	678.637	678.637
Dívida Líquida jun 2015	(5.746.241)	(5.746.241)	(5.746.241)
VP Total	(4.272.055)	(2.034.110)	(905.592)
Ganhos		2.237.946	1.128.518

Source: Study on the Extension of Grants - November 2015

VP do Fluxo de Caixa – Cash Flow VP
VP do Ativo reversível 2045  - VP reversible Active 2045
Componentes Financeiros RTE - Financial components RTE
Dívida liquida / Jun 2015 – Net debt / June 2015
Conversão de R.O em capital - R.O conversion into capital
VP Total – Total VP
Ganhos - Profit

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

Of note was the gain of R $ 2,237.9 million were obtained TEN pleaded in the Amazon of Cash Flow Value Distribuidora de Energia SA, mainly due to the present value of reversible assets in 2045, financial components and Enterprise Value - EV as well as the gain of R $ 1,128.5 million in the event of approval by the claims of ANEEL at an advanced stage of consideration by that agency due to gas plants without Data Collection System - SCD, thermal plants with technical problems in the SCD, generating units with specific consumption at odds with ANEEL Resolution No. 427/2011 and repayment Operating costs and maintenance of UTE's.

It should be noted that a highly sensitive variable to achieve the regulatory goal of economic and financial sustainability in the new contractual additive model is the cash generation, measured by EBITDA. In this analysis, both PMSO values as of the same ADA Technical Note were kept - GDF / DFN-01/2015, as shown below.

Table 8 - Securities and PCMSO Allowance – 2016 - 2020 - R$ million

						R$ thousand
Descrição	2015	2016	2017	2018	2019	2020
Regulatory PMSO + 50% CAIMI	332,497.7	388,600.7	407,437.2	399,290.1	424,516.9	449,301.8
Basic PMSO	608,272.9	641,727.9	670,605.6	700,782.9	732,318.1	765,272.4
PCLD	- 104,651	- 140,474	- 142,808	- 154,576	- 152,033	- 145,969

Source: Study on the Extension of Grants - November 2015

Similarly, the overall CAPEX values that were considered for the purpose of referring simulation projections were the same as mentioned Technical Note, as shown in Table 2.

Other relevant factors that should also be highlighted and which follow the same assumptions used in the Finance Department study of Eletrobras, cease easing the pressure on cash flow are:

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

·         Average storage level corresponds to 100% of the invoiced from 2016 onwards; and

·         Cost of purchasing power with the tariff subsidy funds from the CCC, adjusted based on factors losses cuts.

It should be noted, as already said, that the study conducted by the Finance Director of Eletrobras, with data and various assumptions set by the Amazonas Distribuidora de Energia SA, considers the premise, to improve the economic and financial performance of the Company, the conversion in 2016 , this distributor debt with Eletrobras, source of Ordinary Resources - RO, the amount on 06.30.2015 was of R $ 678.73 million, of which this conversion one of the fundamental conditions for the delivery of voting proposal presented to end of this Report.

Moreover, the same study indicated the need for a capital contribution in the amount of R$ 11.196 billion by the year 2024, with the following realization of need to schedule to obtain the appropriate economic and financial balance of the company:

Table 9 - Intakes of Need for Capital - 2016 to 2024 - R$ million

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

	Amazonas
	Need for contribution - R$ million
	Evolutionary	RTE Projection	ANEEL
	Projection	2016	Claims
2016	3,025	3,005	1,704
2017	1,300	1,120	1,134
2018	1,199	1,084	1,084
2019	929	811	811
2020	936	814	814
2021	867	740	740
2022	981	851	851
2023	941	852	852
2024	1,018	917	917
Total	11,196	10,194	8,906

Source: Study on the Extension of Grants - November 2015

Under the assumptions above and explained in the aforementioned technical note, the study cited calculated that the Net Present Value - NPV of Amazonas Distribuidora de Energia SA, is a negative R $ 4.272 billion. It is noteworthy that the viability of claims with ANEEL, at an advanced stage, for the recognition

(i) the Extraordinary Tariff Review - RTE, indicating improvement in the NPV, which will develop the amount of R $ 4.272 billion to negative R $ 2.034 billion negative, and consequently reduce the need of contributions required in the period of R $ 1.002 billion;

(ii) R$ 1.446 billion of receivables from CCC / CDE Fund, also reflecting significant improvement in NPV, which will go from R $ 2.034 billion negative to R $ 0.905 billion negative in the same way will reduce the need of contributions required in period at R $ 1.288 billion.
On the other hand, it should be noted that the study developed by the Finance Director of Eletrobras assessed also the alternative to the extension of the concession, ie "Settlement Company", estimated at R $ 3.488 billion negative, which can be absorbed by Controlling Shareholder, Eletrobras.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

On the other hand, it should be noted that the study developed by the Finance Director of Eletrobras assessed also the alternative to the extension of the concession, ie "Settlement Company", estimated at R$ 3.488 billion negative, which can be absorbed by Controlling Shareholder, Eletrobras.

5. CORPORATE GOVERNANCE

Decree No. 8461 of 02/06/2015, provides in section I, the sole paragraph of art. 2, the draft Concession Agreement or addendum will include clauses that:

“I - To ensure the economic and financial sustainability of utilities and specify guidelines to strengthen corporate governance and minimum standards of economic and financial indicators, including capital contribution obligation by the controlling; and” (grifo nosso)

The Technical Note No. 175/2015-SCT-SFE-SFF-SRD-SEM / ANEEL, which has recommended the opening of the Public Hearing - AP No. 038/2015, in his "Item III - 2.3 - CORPORATE GOVERNANCE AND ECONOMIC SUSTAINABILITY FINANCIAL" points out in paragraph 81, which the Agency mean by Corporate Governance:

“mechanisms, processes and relationships in which a company is controlled and directed. Governance structures identify the distribution of rights and responsibilities among different participants in the company (such as directors, shareholders, creditors, auditors, regulators and other stakeholders) and include the rules and procedures for making decisions on corporate affairs. Corporate governance comprises the processes through which the company objectives are set in the context of the social, regulatory and marketing. Governance mechanisms include monitoring of actions, policies and decisions of companies and their agents. Corporate governance practices are influenced by attempts to align the interests of all stakeholders.”.2

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

Therefore, as shown below, ANEEL introduced in the draft addendum to the Concession Agreement, in his SECTION EIGHT, corporate governance and transparency rules as a condition for the distributors provide the public service of electricity distribution.

“SECTION EIGHT - CORPORATE GOVERNANCE AND TRANSPARENCY

The DISTRIBUTOR agrees to use its best efforts to keep its governance and transparency levels in line with best practices and harmonics to its essential public service provider condition.

Subclause First  - DISTRIBUTOR undertakes to observe the minimum standards of governance and transparency set by ANEEL regulation that, among others, may include rules relating to management, the Supervisory Board, the Audit and Compliance. "
Stands out in the First Sub clause transcribed previously, the forecast of the agency, through regulation, to establish rules related to management, which includes the Board of Directors, Executive Board, Supervisory Board, Audit and Compliance.

2 Shailer, Greg. An Introduction to Corporate Governance in Australia, Pearson Education Australia, Sydney, 2004;"OECD Principles of Corporate Governance, 2004". OECD. Retrieved 2013-05-18.;Tricker, Adrian, Essentials for Board Directors: An A–Z Guide, Bloomberg Press, New York, 2009; Janet & Shailer, Greg. The Effect of Board-Related Reforms on Investors Confidence. Australian Accounting Review, 18(45) 2008: 123-134; works cited without "Corporate Governance" on Wikipedia, available in: http://en.wikipedia.org/wiki/Corporate_governance. Last accessed on:15/05/2015

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

The Second Sub clause - requires the Agency to draw up a regulation on the previous item, you must observe:

(i) state-of-the-art national and international, private and public governance, it marks up by higher levels of capital market governance and required by regulatory agencies, as well as studies of academic institutions or for the development, (ii) level of development and specificities of the Brazilian electricity sector, including the segregation of activities and the need for shielding and individualization of distribution, (iii) the size of the concessionaires, (iv) the time lapse for compliance with regulatory obligations, among other relevant matters , always observing the corporate law.

The Third Sub clause now requires that the DISTRIBUTOR, since the signing of the contract, keep in ANEEL declaration of all its Directors and Audit Committee stating that (i) understand their role and responsibilities arising from the management of an essential public service, (ii) accept responsibility for the quality and timeliness of information provided in the framework of its competence and by (iii) accountability to the Government. When the change of managers and board members, the said statements should be updated in up to thirty (30) days of signing the instrument of investiture.

The Fourth Sub clause provides for the acts to be subject to the prior approval of the regulatory agency, according to the procedures established in specific regulation, such as:

                   I.          I. The acts and legal transactions concluded with:
a) It’s the direct or indirect;
                    b) It’s subsidiaries or affiliates and other subsidiaries or affiliates of common controller;
c) entities who have common directors the Distributor; and
d) His Administrators.

II. The change in its articles of incorporation, except for the adjustment to the Second Sub clause of Clause Seven; and

III. The transfer of its corporate control.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

Finishing the SECTION EIGHT related to Governance and Transparency, the Fifth Sub clause is intended to establish the DISTRIBUTOR the following obligations:

                      i.        Post its financial statements within the time limits and terms of existing rules;

                     ii.        Maintain accounting records, separately, the receipts from business activities referred to in Sub clause of the Fifth Section One; and

                    iii.        Observe the rules governing the regulatory accounting.

Additionally in the Sole Paragraph of the Fifth Sub clause the DISTRIBUTOR must change if necessary and keep inscribed in its charter, throughout the concession, the obligations under SECTION EIGHT.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

6. LEGAL ASPECTS

The model of concession or an amendment agreement to extend the public service concessions for electricity distribution was based on the assumptions and the provisions of conditional extension defined in Decree No. 8461, 2015, and ANEEL promoted to Public Hearing No. 038 / 2015 in order to improve the final term.

The amendment to the contract was drawn up with assumptions about four (4) main pillars, as defined in said Decree, understanding ANEEL that this form would allow the regulator to create new tools to ensure the proper provision of the distribution service. They are: quality; Economic and financial sustainability; Corporate governance; and low tariffs.

Considering the main pillars raised by the legislation verification is necessary to their technical characteristics brought about by the draft agreement to the aspirations of Distributor.

Regarding the overall final draft of the terms additives it appears that the contract should not allow excessive discretion in relation to economic clauses because contracts must guarantee legal certainty that welcomes safely the need for investment and maintaining economic equation concession. The concession contract contains clauses even with blanks that will fill object of the regulation, so despite the Aneel have examined this question with some degree of accuracy, be alert to the possible risks of non-clarity of the rules.

In the Concession Agreements, there to point out that, given the wording of the First Subcláusula da sixth clause may adversely affect any requests for tariff revision in progress or related requests, behold own device "recognizes that the prevailing rates at the signing date of this Addendum, together with the rules of repositioning Tariff are sufficient for proper service delivery and the maintenance of economic and financial balance of this Agreement."

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

Here it should be noted only that the following subclauses the same clause six, ANEEL already stipulates basic rules of adjustment, ordinary and extraordinary review of tariffs and the portions that are able to select each of the hypotheses scouting.

Claimed the regulatory agency that was intended to define the period (tariff cycle) where the rules of tariff adjustment would be very strict with the exhaustive description of all elements associated with the calculation and at the same time, the rules of tariff revision and Factor "X" flexible, reaffirming the power to organize the subject.

In the same sort of said first subsection above followed the text of the seventh clause. In it there is the statement that the Distributor agrees to maintain the condition of economic and financial sustainability in managing their costs and expenses, given that there will be a statement that the economic and financial sustainability is today characterized, see:

The DISTRIBUTOR agrees to preserve, throughout the concession, economic and financial sustainability condition to manage their costs and expenses, the solvency of debt, investments in replacement, improvement and expansion, beyond the payment of taxes and distribution proceeds.

Another point to be flagged as yet regarding the issue of economic and financial sustainability, it is the limiting distribution of dividends or payment of interest on own capital provided for in the First Sub clause of the same seventh clause:

 Sub clause First - Failure by the DISTRIBUTOR of minimum standards for economic and financial sustainability set out in this contract amendment will entail, without prejudice to other supervisory actions:

I – the limitation of dividend distribution or payment of interest on capital whose value, individually or together, exceed 25% of net profit reduced or increased by the amounts allocated to the legal reserve (art. 193 of Law 6404 of 1976) and to the contingency reserve (art. 195 of Law 6404 of 1976) and reversal of allocations made in previous years, until the regulatory parameters are restored and observable from the regulatory financial statements for the subsequent calendar year submitted to ANEEL;

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

II – the acceptance of a restrictive regime of agreements with related parties; and

III – the need for capital injections (s) PARTNER (S) CONTROLLER (ES), in an amount sufficient to meet the minimum sustainability condition, as detailed, in Clause XIII.

Sole Paragraph – The ceiling of 25% referred to in item I of this Sub clause will be modified if supervening legislation change the percentage of the mandatory dividend established in the second paragraph of art. 202 of Law 6.404 of 1976, as amended by Law No. 10,303, 2001.

Nevertheless has determined the restriction of dividend distribution, determines the following subsection - the second - that this fact is registered articles of association of the Distributor, within 180 days of signing the amendment, the following text:

Clause two - A DISTRIBUTOR should remain inscribed in its charter, throughout the concession, the provision by paragraph I of the First clause of the Eighth Sub clause of Section Two.

Sole Paragraph - The amended articles of incorporation shall be sent to ANEEL within 180 days of the date of this Addendum.

Building on the record the need for amending the articles of incorporation as a result of section I of the First Subsection of the seventh clause, we quote the Eighth Sub clause of the second clause, the content of which should also be included:

Sub clause Eight - - Failure to comply with global annual limits of collective continuity indicators for two consecutive years or three times in five years may, as regulation of ANEEL, imply the limitation of dividend distribution or payment of interest on shareholders' equity, until regulatory parameters are restored, subject to the Item I of the First Clause of Clause Seven.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

Sole Paragraph - In the last 5 years of the contract in order to ensure the proper provision of the service by Distribuidora, the provisions of this Sub clause apply in the event of any failure to comply with global annual limits of collective continuity indicators.

It should be stressed that, as was already determined in Resolution 334/2008, acts and legal transactions between related parties must be previously submitted to approval by ANEEL, now including under contractual clause (transcribed below) as well, that in cases of non-compliance with minimum standards of economic and financial sustainability, will result in a restrictive regime of agreements with related parties (section II of the first subsection of the foregoing seventh clause).

 Sub clause Fourth - The DISTRIBUTOR shall submit to the prior approval of ANEEL, in the cases, conditions and according to procedure established by regulation of ANEEL:

I. acts and legal transactions concluded with:
a) its controlling shareholders, direct or indirect;
b) their subsidiaries or affiliates and other subsidiaries or affiliates of common controller;
c) entities who have common directors the Distributor; and
d) His Administrators

II. the amendment of its articles of incorporation, except for the adjustment to the Second Sub clause of Clause Seven; and

III. the transfer of its corporate control.
Sole Paragraph - The acts and legal transactions referred to in subparagraphs (c) and (d) are those in which the current accounting legislation understand how compulsory disclosure in the financial statements of the Distributor.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

The inclusion of Economic Sustainability clauses and Financial Review and commitments Corporate Controller, as determined in section III of the First Sub clause of the seventh clause of capital contribution obligation to ensure the economic and financial sustainability, was conducted by the Governor under the claim allow more solidity of the Brazilian segment of electricity distribution and align it with international best practices, improvement of management practices and increased transparency levels in the segment.

Another obligation imposed Partner Controller for enrollment articles of association is the constant of the First Sub clause of the tenth third clause, which follows, it should be highlighted the obligations even in the third and fourth sub-clauses:

 Sub clause First - The (s) PARTNER (S) CONTROLLER (ES) state(m) accept and submit, without any exception, to the conditions of this AGREEMENT, forcing himself to keep articles of association of DISTRIBUIDORA provision to not transfer, assign or in any way dispose of, directly or indirectly, free or against payment, the actions that are part of the controlling stake in block without the prior consent of ANEEL.

(...)

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

 Sub clause Third - The (s) PARTNER (S) CONTROLLER (ES) signs (m) the present ADDENDUM to intervene (s) and guarantor (s) of the obligations and charges set forth herein.

 Sub clause Fourth - The (s) PARTNER (S) CONTROLLER (ES) commits (m), jointly and severally, in irrevocably and irreversibly, to contribute annually at the dealership, within 180 days after the end of each fiscal year in the form for payment of share capital in cash or cash equivalents or the conversion of passive loans into equity, the total failure to take place to achieve the minimum parameter of economic and financial sustainability set out in Clause Seven, whose realization of the contribution will not configure default referred to as the metric.

Past the eighth clause, which deals with issues linked to corporate governance and transparency, there is the imposition of being observed regulation that will in future be issued by ANEEL and may contain, among other things, minimum standards and regulatory duties related to the Board of Directors to the Board , the Supervisory Board, the Audit and Compliance, which may cause legal uncertainty, since the distributors remain subject to Law 6,404 / 76 and the rules of the Securities and Exchange Commission - CVM, in verbis:

 Sub clause First - A DISTRIBUTOR undertakes to observe ANEEL regulations on governance and transparency which may include, among other things, minimum standards and regulatory duties related to the Board of Directors, the Executive Board, the Supervisory Board, the Audit and Compliance.

Sub Clause Two In preparing regulation, ANEEL notice: (i) state-of-the-art national and international, private and public governance, it marks up by higher levels of capital market governance and required by regulatory agencies, as well as studies of academic institutions or for the development, (ii) the level of development and specificities of the Brazilian electricity sector, including the segregation of activities and the need for shielding and individualization of distribution, (iii) the size of the concessionaires ( iv) the time lapse for compliance with regulatory obligations, among other relevant aspects, always observing the corporate law.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

The next clause that covers the largest number of new aspects this is the tenth second clause that looks after the termination of the concession and reversal of assets and related facilities. At this point the biggest concern gird up the possibility of opening the stipulated expiry process in the Tenth Clause Wednesday, see:

Sub-Clause Fourteen - For the period from the sixth calendar year following the conclusion of this agreement, the default of the concessionaire arising from non-compliance with efficiency criteria regarding the continuity of supply or the financial-economic management will lead to the opening of the expiry process, subject to the provisions of this agreement, particularly the right to legal defense and contradictory, noting:

I –Failure to comply with the minimum standards of economic and financial sustainability by two (2) consecutive years, as regulation of ANEEL, will feature in default in relation to the economic and financial management;

II - That the failure of global annual limits of collective continuity indicators for three consecutive years will feature as regulation of ANEEL, in default in relation to the continuity of supply.

Paragraph One - The ANEEL will establish the minimum standards referred to in Item I of this Sub clause prior to the start of preferably five-year periods, and the establishment of new parameters observe, among others, the need for positive EBITDA and ability to perform minimal investments and debt management.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

Paragraph Two - ANEEL sets the limits mentioned in section II of this Sub clause prior to the start of preferably five-year periods.

It should be noted that ANEEL will also establish regulation on expiry (item II above), in keeping with willing orientation in Judgment No 2253/2015 of TCU, having been secured in the second tenth clause in additive minimum guarantees to be provided to distributors as to its determination and operation:

Sub clause Seven - Whenever any of the default of the events set forth in the current regulations and in this Addendum, ANEEL will establish administrative process to verify the violations and failures, assured the contradictory and full defense to the DISTRIBUTOR, and may recommend to the Grantor the declaration of forfeiture award, which may adopt the following measures, in addition to those provided for in Law 8,987, 1995 and 12,783, 2013:

I - I trigger the bidding process of the concession;
II - Celebrating the Concession Agreement with the new dealer concurrently with the declaration of forfeiture of the concession; and
III - Disciplinary a transitional phase for the assumption of the service by the new dealer.

Paragraph 1 – For the purposes of preserving the continuity of the public service, ANEEL may intervene in the DISTRIBUTOR until the bidding process is completed.

Paragraph 2 - For the purposes of preserving the continuity of the public service, the Grantor shall, within 36 months of the term of this contract, the guidelines for bidding object utility of this agreement, and for the transition phase, the distributor is committed to maintaining the provision of adequate service, particularly to:

a) maintain the quality of service and the condition of economic and financial sustainability.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

b) give broad access to administrative, commercial and operational information;

c) submit to the regulation specifies the ANEEL for the period of contract termination;

Worries at this point in particular to the methodology adopted by ANEEL to establish the limits adopted at the end (the DECi indicators - Duration of Internal Source Interruption per Consumer Unit and FECi - Frequency Equivalent Internal Source Interruption per Consumer Unit) and the lack of flexibility of these limits, since the violation may result in termination of the grant linked to recurrent discussion in the industry about the inadequacy of the indicators mentioned in the past.

Frize that the global limits and characterization of rape are stipulated in the Third Sub clause of the first clause of Annex II to the Addendum, and the Table I values are just examples and apply to each distributor contained in the Technical Note No. 0335 / 2015 - SCT-SFE-SFF-SRD-SRM / ANEEL, of September 4, 2015

Sub clause Third- The annual global limits on the DEC and SFIC indicators to be served by DISTRIBUIDORA are shown in Table I below.

Table 10 - Global Annual Limits of DECi and FECI

DECi (hours)					FECi (interruptions)
2016	2017	2018	2019	2020	2016	2017	2018	2019	2020
49.12	46.41	43.70	40.98	38.27	46.63	44.60	42.57	40.54	38.51

 Sub clause Four - Failure to comply with the efficiency criteria regarding quality of service, for two consecutive years during the trial period or the year 2020, will result in the termination of the concession, in accordance with the provisions Twelfth and Eighteenth.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

Sole Paragraph - It will be considered as non-compliance with efficiency criteria regarding the quality of service provided to breach the limit of at least one of continuity indicators set out in Table I.
Moreover in addition to those imposed conditions, the eighteenth clause deals with the conditions of the extensions see:

EIGHTEENTH CLAUSE - CONDITIONS OF EXTENSION

In addition to the preceding provisions of this Agreement, the Concessionaire shall observe for a period of five (5) years from January 1, 2016, the extension conditions set out in Annexes II and III.

Sub clause First - Failure to comply with one of the extension conditions laid out in Annexes II and III for two consecutive years or any of the conditions at the end of the five-year period will result in the termination of the concession, subject to the provisions of this agreement, particularly the right to legal defense and contradictory.

Second Sub clause - The other quality regulations and economic-financial remain valid and apply to UTILITY concurrently with the provisions of Annexes II and III.

Brings the additive even in the tenth clause second, the possibility of the concessionaire to present corporate control of the transfer plan before the initiation of administrative proceedings for determination of noncompliance with the extension of conditioning:

Sub Clause Eight -  The concessionaire may present corporate control of the transfer plan prior to the initiation of administrative proceedings by ANEEL in the face of noncompliance with the extension of conditions mentioned in the eighteenth clause, noting that:

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

I - The transfer of corporate control plan should demonstrate the feasibility of exchange control and the benefit of that measure for the adequacy of service.

II - The transfer of corporate control should be completed prior to the opening of the extinction of the concession process.

III - Verified noncompliance with the transfer of corporate control plan by the concessionaire or not approved by ANEEL, the process of termination of the concession will be established and it is up to Aneel investigate the case and submit to the Ministry of Mines and Energy, with its manifestation. It should be stressed also that the possibility of ANEEL delegate to the state the performance of complementary activities:

ARTICLE XV - POWERS DELEGATION

In view of the provisions of art. 36 of Law No. 9,074 / 95, and in art. 20 of Law No. 9,427 / 96, ANEEL may delegate to XXXXXX STATE competence to carry out additional surveillance activities and mediation of public service electricity provided by the DISTRIBUTOR.

Sub clause Single - The delegation of power provided for in this Section shall be given in the terms and conditions as may be defined in the Cooperation Agreement.

The enhancements proposed in the Public Hearing 38/2015 were synthesized by the Superintendence ANEEL through the themes, the main questions below for illustration of the challenges.

Regarding the contributions pertaining to Economic Clauses, the main issues discussed at the public hearing were

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

a) normative density of the contract;

b) rules for tariff revision, investment and factor X;

c) variations in power purchase and economic and financial stability;

d) exceeding demand and reactive surplus and

e) operational and economic rationality.

Regarding the contributions concerning the quality of service, the main issues discussed were:

a) definition of DEC and FEC limits for the 5th year of the evaluation period of the concession agreement;

b) purge of scheduled interruptions during the 5-year evaluation of the concession agreement;

c) calculating the supply of participation for defining the limits of DEC and internal FEC;

d) restriction on payment of dividends and interest on capital due to the poor quality of service;

e) impact of the transfer of other transmission facilities - DIT in DEC and FEC internal indicators; and

f) recurrence in non-compliance with the DEC and FEC indicators for the 5-year evaluation of the concession agreement.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

On the topic corporate governance and transparency, the most relevant contributions addressed the following topics:

a) requirements relating to corporate governance discussed in Public Hearing 72/2014 (sharing of infrastructure and human resources);

b) freedom of management of the business of sectoral distribution agents;

c) the bylaws modification;

d) minimum standards of corporate governance and transparency;

e) acts and legal transactions entered into with related parties;

f) dissemination of economic and financial information;

g) participation of the controlling shareholder or other person of its economic group in other projects in the electricity sector;

h) requirements relating to the composition Directors / Executives and Supervisory Board;

i) composition of the Supervisory Board.

The theme of the economic and financial sustainability received several contributions that were about the need for capital injections and financial trajectory, the most important referred to: a) exclusion of the liability of the actuarial deficit of the debt composition; b) EBITDA excluding the provision expenses; c) EBITDA calculation potential through the addition of investments; d) creating exceptions in capital investment requirements for market variations and uncontrollable costs; e) exchange the Selic to spread by regulatory rates of return (WACC or Kd); f) defining new metrics after the 5th year of the grant eg) no need for the Monthly Balance Sheet Standardized audit report (BMP) and the Quarterly Information Report (RIT) relative to December.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

Reading the vote that led to the result of the public hearing, it appears that some questioned points were refuted at the possibility, in the case of imbalance, the Concessionaire would fit request Extraordinary Tariff Review.

3. CONCLUSIONS

Considering that the Addendum establishes a set of rigid targets on the horizon of five (5) years for regulatory limits, they were instrumental in the analysis conducted for the preparation of this Technical Note, which highlight the relevant aspects contained in the Addendum below:

• The assumptions of non-infringement of DEC limits and internal FEC set by ANEEL need to be fulfilled in its entirety so that you can achieve the quality of service indicators;
• additional restrictions and obligations the distributor company were inserted and its controllers, such as:

ü dividend distribution restriction above the legal minimum and payment of interest on own capital in the event of non-compliance with targets;
ü capital contribution obligation by the controller in the event of non-compliance with targets;

ü The need to comply with annual targets from 2016 from the point of view of the quality of service on pain of loss of the concession for the violation of the same indicator for two consecutive years or an offense in the fifth year;

 ü recognition of the economic and financial balance of the concession at the time of signing of the Addendum, in accordance with Sub-Clause of the First Section Six;

• Insertion rules and corporate governance standards, which will be the Agency's future regulatory object.

Indeed, one aspect worth mentioning is the amount of contractual clauses that are not self-administered, such as the question of governance, referring to its regulations for future normative acts, which modeled the Addendum will be racing Regulatory Agency and no law object.

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

Thus, in light of the considerations made throughout this technical note, it is understood that the Amazonas Distribuidora de Energia SA has signed conditions of the Amendment to the Concession Contract No. 020/2001.

Manaus, November 11, 2015.

Marcio Paixão Ribeiro Assistente da Presidência	Valdemir Andrade de Albuquerque Assistente da Diretoria Financeira

Ricardo Augusto de Morais Guedes Assistente da Diretoria de Operação da Capital	Neiva Evangelista Barboza Gerente do Contencioso Assessoria Jurídica

Distribuição Amazonas	TECHNICAL NOTE Sustainability with Concession Extension	Manaus, 11/11/2015 PR-001/2015

Anexo: Informação Técnica GDF/DFN-01/2015, de 11/11/2015.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

Summary

1.	Objective	3
2.	History	3
3.	Quality of the Service	6
3.1. History of the Indicators of Continuity of CEPISA		6
3.2. Metrics conditioned to the quality OF THE SERVICE		9
3.3. Definition of the Starting Point of the Trajectory for CEPISA		10
3.4. Definition of the End Point of the Trajectory for CEPISA		11
3.5. Establishment of the Trajectory for CEPISA		12
3.6. Analysis of the Scope of the Limits OF THE INDICATORS of Quality of the Service		13
3.7. ANEEL Plan of Results		16
3.8. Final assessment of the trajectory proposal proposed by ANEEL		18
4.	Economic-financial sustainability	19
4.1. Targets of economic and financial sustainability		19
4.2. Analysis of the Targets of Economic and Financial Sustainability of CEPISA from 2016 to 2020, According to the Draft of the Additive Term		20
5.	Corporate Governance and Transparency	25
6.	Legal Aspects	29
7.	Conclusion	40

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

1. Objective

The purpose of this Technical Note is to assess the impacts for COMPANHIA ENERGÉTICA DO PIAUÍ - CEPISA, with the signing of an Additive Term to the Agreement of Public Service Concession for the Distribution of Electrical Energy of CEPISA, in accordance with the draft available at ANEEL on October 20, 2015. In this aspect, to attain the objectives, this Technical Note will be divided into 6 (six) large segments.

Initially, a historical record will be made of the request to extend the concession of CEPISA and then the issues relating to the quality of service and the economic-financial sustainability and corporate governance will be addressed taking into account new requirements entered in the mentioned draft of the additive term.

Finally, the most relevant legal aspects that involve the Concession Contract will be examined, and in conclusion, the convenience and opportunity of the administrators of the company signing an Additive Term to the Concession Agreement, once authorized by the General Meeting of Shareholders.

2.         History

In accordance with the legislation of the electric sector (Law no. 8.987/95, of February 13, 1995, which provisions on the regime of concession and permission of public service provision established in art. 175 of the Federal Constitution; Law no. 9.074/95, of July 07, 1995 establishing rules for the granting and extension of concessions and permissions of public services; and subsequently Law No 12.783/13, of January 11, 2013, which provisions on the concessions of generation, transmission and distribution of electrical energy, on the reduction of sector charges and on the reasonable tariff; amending Laws no. 10.438 , of April 26, 2002, 12.111, of December 9, 2009, 9.648, of May 27, 1998, 9.427, of December 26, 1996, and 10.848, of March 15, 2004; revoking the provision of Law no. 8.631, of March 4, 1993, to CEPISA detains the concession for the distribution of electric power in all the municipal districts of the State of Piauí, through Concession Agreement no. 04/2001-ANEEL and the respective additive terms. The first additive term was signed on July 20, 2005, the second on June 08, 2010 and the third on December 10, 2014, whereby the maturity of the Concession Agreement occurred on July 07, 2015.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

In compliance with the Sub-clause Two of Clause Three of that agreement, the request for extension should be submitted up to 36 (thirty-six) months prior to the end of its term of duration and, thus,  CEPISA, protocoled in ANEEL on June 11, 2012, the letter CT PR/-090/2012, containing the request for the extension of its Concession, object of Concession Agreement no. 04/2001, generating protocol no. 48513.019422/2012-00.

On October 15, 2012, considering the provisions of § 2 of art. 2 of Decree no. 7805, of September 14, 2012, which regulated the Provisional Measure no. 579, of September 11, 2012 and which resulted in Law no 12.783, of January 11, 2013, CEPISA ratified its position already signed on Monday, June 11, 2012 and reiterated its interest regarding the extension of Concession Agreement no. 004/2001, through the letter CT PR/-148/2012, according to protocol no. 48513.034713/2012-00.

With the publication of Decree no. 8.461/15, of June 02, 2015, there was the approval as regulated for the extension of the concession of power distribution. As a result, ANEEL, in a meeting of the board of directors held on June 10, initiated Public Hearing no. 038/15, through Technical Note no. 0175/2015 - SCT-SFE-SFF-SRD-SEM/ANEEL, in order to obtain subsidies and additional information for the improvement of the model of the additive term to the Concession Agreement for the extension of the concessions of power distribution based on Decree no. 8.461, of June 2, 2015.

Subsequently, in view of the Judgment no. 2.253/TCU-Plenary, of September 09, 2015, and considering Technical Note no. 0335/2015-SCT-SFE-SFF-SRD-SEM/ANEEL, of September 04, 2015, and Technical Note no. 0360/2015-SCT/SFF/SRD/ANEEL of September 24, 2015, ANEEL approved and published in the Official Gazette of the Union on September 25, 2015, reopening Public Hearing no. 38/2015.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

In sequence to the undertaking on the subject, on October 20 2015, the Executive Board of ANEEL approved the forwarding to the MME of various processes contemplating the draft texts of the additive term to the concession agreement of various distribution companies, among which the process of CEPISA, being issued on the same date, DISPATCH no. 3.540 by the Managing Director of that Agency.

In this scenario, the basic rules that govern the extension of the concession are substantiated by Decree no. 8.461, of June 2, 2015, which regulated the extension of Concessions for the Power Distribution provisioned by art. 7 of Law no. 12.783, of January 11, 2013, for thirty years. The extension will take place in order to meet the criteria established by the Grantor in order to improve the service provided to users.

The criteria to be met are: efficiency with regard to the quality of the service provided, efficiency with respect to the economic-financial management, operational and economic rationality and reasonable tariff.

The requirements mentioned above should have a special regime in the first five years and be evaluated by means of metrics for continuous improvement established by the Grantor, detailed in the Concession Contracts, whereby CEPISA in this horizon, counted from the calendar year following the date of conclusion of the contract, has a deadline to comply with the targets set. In the case of failure to comply with any of the annual targets established, for two consecutive years or any of the targets at the end of the period of five years, the process of termination of the concession agreement will begin.

 It is important, therefore, that the Additive Term to the Concession Contract of CEPISA is analyzed mainly focused on meeting the targets established by the Grantor in the items Quality of Service, Economic-Financial Sustainability, Corporate Governance and the Legal implications involved.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

3. Quality of the Service

3.1.          History of Indicators of Continuity of CEPISA

CEPISA has been, over the last few years, putting in a great effort to reduce the indicators, DEC (Equivalent Duration of Interruption per Consumer Unit) and FEC (Equivalent Frequency of Interruption per Consumer), in order to achieve the regulatory targets, through the completion of works for the reinforcement of the electrical system, such as: the construction of new distribution lines, new substations, automation of substations, deployment of a System of Technical Management of Distribution, of the Mobile Dispatch System and the Center of Integrated Operations. With the aim of giving greater reliability to their indicators, the process of measurement of indicators count on Certification NBR ISO 9001:2008 of the collection and measurement process in the entire area of concession of CEPISA.

From the actions and works carried out it was possible to obtain a reduction of 11.7% in the overall DEC of CEPISA, considering the period from Dec/13 to Sep/15.

Figure 1 - DEC Mobile Annual Total of CEPISA from 2014 to 2015.

Key: DEC Global = Overall DEC  Limite Regulatório = Regulatory Limit

Limite Plano de Resultados = Limit of Plan of Results       Móvel = Mobile

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

The result could have been even better if there had not been the abrupt interruption of investments made by the concessionaire that had as source of resources the Global Reversal Reserve - RGR, extinct with MP no. 579/2012, converted into law no. 12.783/2013. It is also possible to observe that there is a trend of convergence of the DEC to the regulatory limit that could be intensified if there was a greater level of investments in the electrical system of the concessionaire.

The graph of Mobile Annual Total (TAM, in Portuguese) presented above, shows a consistent trend of reduction in the DEC that has remained since Oct/2014, when the DEC was 33.98h, arriving in Sep/15 at 26.66h (reduction of 27.5%). If the trend observed in the graph is maintained, the Distribution Company will end the year of 2015 with the best result of its historical series.

In the graph shown below we have the FEC Mobile Annual Total of CEPISA from Jan/14 to Sep/15, where we can observe, as with the DEC, it has also improved continuously. When we analyze the period from Dec/13 to Sep/15 we can observe a reduction of 18.4% of the indicator.

Figure 2 - FEC Mobile Annual Total of CEPISA from 2014 to 2015.

Key: DEC Global = Overall DEC  Limite Regulatório = Regulatory Limit

Limite Plano de Resultados = Limit of Plan of Results       Móvel = Mobile

The improvement is noticeable and can be evidenced also by the drop in the difference between the values ascertained and the limits established by the regulatory agency in the years 2008 and 2014, when this difference increased from 9.71 to 3.06 disruptions. Based on these data, we can say that despite the target not being achieved, there is a trend of convergence of the indicator to the regulatory limits. The FEC Mobile Annual Total reached in Sep/15 is already the best result of the historical series of the company.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

Although important improvements in the DEC and FEC are being obtained by CEPISA, some limiting factors also contribute negatively so that the regulatory limits are not achieved. Below, we have listed some of them:

✓  Reduction in the level of investments, due to the extinction of the RGR, only source of resources available for CEPISA, already mentioned earlier;

✓  35% reduction in the costs of maintenance contracts and operation of distribution networks, between 2012 and 2013, due to the need of adapting the costs of the company to the regulatory PMSO, which has led to a significant reduction in the number of teams of operation and maintenance, having as a consequence the increase, mainly, of the DEC in 2014;

✓  The judicial decision contained in the procedure records no. 501400-70.2005.5.22.0004, in the year 2014, which imposed the insourcing of the activities considered as "key units" by the Public Labor Prosecutor of Piauí - MPT/PI and the Regional Labor Court of Piauí - TRT/PI, which prevented the Concessionaire from firming new contracts for the activities of commercial services (new connection, cut/reconnection, and supervision of consumer units, among others). This has meant that the entire demand previously assisted with the teams of the contracts of commercial services came to be assisted by the teams of maintenance contracts, overburdening the latter and affecting them, mainly, the DEC of company;

✓  Problems related to the deployment of the Mobile Dispatch System - SDM and of the System of Management of Emergency Services (OPER), in the implementation process of the Integrated Operations Center - IOC, also contributed to the worsening of the DEC of CEPISA.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

3.2.          Metrics conditioned to the quality OF THE SERVICE

Decree no. 8.461/2015 provisions in its article 1 that the efficiency with respect to the quality of the service provided is one of the criteria to be met for the extension of the concessions of distribution. Paragraph 2 of Art. 1 determines that this criterion of efficiency should be evaluated by means of indicators that consider the frequency and the average duration of interruptions in the public service for the distribution of electrical energy, and that the indicators with such characteristics are the DEC (Equivalent Duration of Interruption per Consumer Unit) and the FEC (Equivalent Frequency of Interruption per Consumer Unit), measured globally for each concessionaire.

The DEC and FEC indicators take into account both the disruptions of domestic origin and those of foreign origin to the distribution system. ANEEL considered that the external disruptions to the distributor were measured in a distinct manner from the ordinary disruptions occurred in the supply so that the indicators to be evaluated, in this period of 5 (five) initial years of the agreement after the extension of the concession, reflect the performance of the distributor in the provision of the service, i.e. the internal occurrences, eliminating the effects of the external events.

Thus, to assess the efficiency with respect to the quality of the service provided provisioned in Decree no. 8.461/2015, ANEEL has proposed that the portions related to the disruptions of internal origin to the distribution system that composes the global indicators DEC and FEC, by means of the indicators that are henceforth called DECi and FECi (internal DEC and FEC) should be used.

For definition of the limits of continuity to be established for compliance on the part of distribution companies, the initial and final limits of the trajectory were defined for the years subsequent to the signing of the agreement.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

3.3.          Definition of the Starting Point of the Trajectory for CEPISA

ANEEL has established that for the distribution companies that have violated the limits of continuity in 2014, the starting point of the trajectory will be the DEC and FEC value of internal origin in 2014.

In 2014, the overall DEC of CEPISA was 32.95 hours, of which 31.58 hours concerned occurrences of internal origin and 1.37 hour concerning occurrences of external origin.

As to the FEC the overall value measured in 2014 was 20.56 times, 19.60 times due to occurrences of internal origin and 0.96 due to occurrences of external origin. Therefore, the initial points of the trajectories are 31.58 hours for the DEC and 19.60 times for the FEC, according to the graphs below:

Figure 3 - Analysis of DEC, Internal and External.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

Figure 4 - Analysis of FEC, Internal and External.

Key:     FEC Global = Overall FEC                       Limite ANEEL FEC Global = Overall ANEEL FEC Limit

3.4.          Definition of the Starting Point of the Trajectory for CEPISA

For the definition of the end point of the trajectory, which is the limit in 2020, ANEEL has applied the methodology of comparative analysis of performance, resulting from a mathematical model.

As the DECi and FECi indicators to be evaluated consider only the disruptions of internal source to the distribution system, the values calculated were also only for these disruptions. Maintaining the coherence, the limits established by ANEEL for 2014 were adjusted, in order to remove the influence of the external supply.

For this reason, it has been established that the overall limits in 2014 for the companies were reduced to 4.12% in the DEC and 6.85% in the FEC, to be considered as limits for the DECi and FECi indicators to define the continuous trajectory provisioned by Decree no. 8.461/2015. These percentages represent the average supply verified in Brazil from 2012 to 2014.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

3.5.          Establishment of the Trajectory for CEPISA

Once, the initial and end points of the trajectory are defined, we sought the intermediaries limits for the years from 2017 to 2019. This curve instead of linear, as for the distributors with the determination below the regulatory limits, was based on a trajectory verified in a company of the electric sector that showed significant improvement after the change of the controller, i.e. we sought to adopt an attainable trajectory, according to ANEEL. In this case, in the recent history of the industry, the company that presented a critical situation in its indicators and that after a change of management presented significant results was the CEMAR.

The intermediary points were calculated by means of a percentage of the difference between the value established in 2014 and the limit established for 2020. In other words, in the case of CEPISA, as the other distribution companies that have violated the limits, a reduction of 8% of this difference should be obtained in the first year, 34% in the second year, 66% in the third year, 93% in the fourth year and 100% in the last year, so that, in 2020, CEPISA meets the limits established by ANEEL. Thus, the trajectory of the indicators of continuity for the period from 2016 to 2020 is represented in the graphs below:

Figure 5 - Limits proposed for the DEC in NT 0335/2015-ANEEL

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

Figure 6 - Limits proposed for the DEC in NT 0335/2015-ANEEL.

3.6.          Analysis of the Scope of the Limits OF THE INDICATORS of Quality of the Service

The draft of the Additive Term to the Agreement of Public Service Concession for the Distribution of Electrical Power proposed by ANEEL, presents in its SECOND CLAUSE - CONDITIONS OF PUBLIC SERVICE PROVISION, very impacting Sub-clauses for the distribution companies like CEPISA, that ANEEL considers how improvements in the provision of services and that may result in the non-compliance with the targets, are liable to interventions by the Regulatory Agency, including the loss of the concession, let us analyze:

"Sub-clause Six – The DISTRIBUTION COMPANY undertakes to comply with the quality standards established by ANEEL".

"Sub-clause Seven – Failure to comply with the quality standards established by ANEEL may require the DISTRIBUTION COMPANY to compensate consumers for the bad quality in the provision of the distribution service, according to the regulation of ANEEL, without prejudice to the application of the penalties established".

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

"Sub-clause Eight - The non-compliance of the overall annual limits of indicators of collective continuity for two consecutive years or for three times in five years may, according to the regulation of ANEEL, involve the limitation of distribution of dividends or payment of interest on own capital, until the regulatory parameters are restored, observing Item I of Sub-clause One of Clause Seven".

"Sub-clause Nine – The DISTRIBUTION COMPANY undertakes to prepare and maintain the maintenance plan of the distribution facilities updated, establishing the periodicities and maintenance activities that meet the technical specifications of the equipment and the adequate provision of services, to be presented to ANEEL when prompted".

"Sub-clause Ten – The DISTRIBUTION COMPANY undertakes to fulfill the targets of universalization of the service for power distribution, according to the regulation of ANEEL".

It is also important to note that in ANNEX II of the Draft of the Additive Term to the Agreement of Concession of Public Service for the Distribution of Electrical Power - CONDITIONS FOR EXTENSION - EFFICIENCY IN THE PROVISION OF THE SERVICE OF DISTRIBUTION, establishes:

"CLAUSE ONE – CONTINUITY OF THE SUPPLY

The criterion of efficiency with regard to the quality of the service provided will be measured by indicators that consider the frequency and the average duration of interruptions in the public service for the distribution of electrical energy;

Sub-clause One – The indicators DECi - Equivalent Duration of Interruption of Internal Origin per Consumer Unit and FECi – Equivalent Frequency of Interruption of Internal Origin per Consumer Unit will be assessed";

"Sub-clause Four – Failure to comply with the criterion of efficiency related to the quality of the service provided, for two consecutive years during the period of evaluation or in the year 2020, will result in the termination of the concession, in accordance with Clauses Twelve and Eighteen".

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

As can be observed in the Clauses and Sub-clauses of the Draft of the Additive Term to the Concession Agreement of Public Service Distribution of Electrical Energy, proposed by ANEEL in category of QUALITY OF THE SERVICE, the main focus is the meeting of the limits of regulatory indicators DECi and FECi for the period of 05 (five) years observable in the duration of the new contract, remembering that all the existing regulations in the framework of ANEEL concerning the quality of service will continue in force, so that the new path for the indicators in this period of 05 (five) years will represent another obligation for CEPISA.

The Decree provides that the companies should attain indicators of quality of service and of economic-financial balance over the next 05 (five) years. If there is a breach of the indicators for 02 (two) consecutive years, or in the fifth year of assessment, the distribution companies can lose the concession, as stated previously. During the five years in which CEPISA will be under a special regime, within the new contract, if there is a transgression of the DECi and/or FECi indicators in 01 (one) year, there will be a sort of warning to the company and to continue in the following year, showing the trend of non-compliance, it will lose the concession.

For the last year, in 2020, there is not this flexibility and the non-fulfillment of the target in this last year will also result in the loss of the concession. This is a very worrying, because CEPISA may present results below the regulatory limits for DECi and FECi in the observable years from 2016 to 2019, and, however, if by atypical events not assigned and managed by CEPISA like, for example, a period of totally unfavorable climatic situation, result in values of DECi and/or FECi exceeding the limits established for 2020, can result in the loss of the concession.

Another issue to be raised is the importance of ANEEL disregarding or considering partially the indicators of Scheduled Continuity, because there is the possibility of a significant increase of scheduled disruptions stemming from the increase of interventions in the network for preventive maintenance and expansion and improvement works. Such appeal was formulated by ABRADEE as a contribution to the Public Hearing to discuss NT no. 175/2015, but was not accepted, according to item III - 1.2 - The contributions relating to the purge of scheduled interruptions during the period of 5 years of evaluation of the concession agreement, of ANEEL NT no. 0335/2015.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

3.7.          ANEEL Plan of Results

There is an ongoing Plan of Results for Improvement of the Distribution Services of CEPISA, drawn up on the basis Official Letter 36/2015-DIR/ANEEL and protocoled at ANEEL through CTA/DR-046/2015 on 04/27/2015, where the distribution company undertakes to attain the regulatory indicators by the end of 2017. For this reason, the main offenders of the DEC and FEC in the year 2014 and their causes were identified, and, finally, actions that make up the Plan were proposed. For each action, the impact on the indicators of continuity was evaluated, which has enabled us to obtain an estimate of the value to be attained by the end of 2017. These values, in turn, are much lower than those laid down in the Draft of the Additive Term to the Concession Agreement of Public Service Distribution, as seen in figures 7 and 8, which can be achieved if the necessary resources are guaranteed for the implementation of the actions, projects and works. The values of Total Annual Mobile FEC (TAM) presented in figures 1 and 2, are already quite close to the targets established in the Plan of Results in 2015, since, in the case of the DEC, the target is of 29.49 and the TAM from Oct/14 to Sep/15 presents a result of 26.66h, therefore better than that required in the Plan and, for the FEC, the target is of 19.55 and the TAM from Oct/14 to Sep/15 is of 19.72 times. The small difference between the target and the TAM of the FEC stated previously demonstrates the viability of achievement of the limits suggested in NT no. 0335/2015-ANEEL. We can state as examples of impacting actions that are contained in the Plan of Results and which will contribute to the attainment of the targets:

❖  Automation of 02 (two) substations in the Capital;

❖  Deployment of the COIC and the SDM;

❖  Installation of 420 (four hundred and twenty) distribution network reclosers;

❖  The construction of 267 km of new power supplies;

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

❖  The construction of 487 km of new distribution lines of 69 kV;

❖  Construction of 04 SE's and expansion of a further 04;

❖  Improvement of maintenance management;

❖  Improvement of manual labor training;

❖  Installation of remote controllers in 24 substations;

❖  Modernization of the protection systems of 19 substations;

❖  Improvement of auxiliary services of 10 substations;

❖  Regularization of 11 thousand Consumer Units in areas with PNT>50% (in the new standard of construction).

Figure 7 - DEC Limits Plan of Results, DECi Technical Note no. 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL and Regulatory DEC.

Key: FEC Global = Overall FEC

Limite ANEEL FECi = ANEEL FECi LImit

Limite ANEEL FEC Global = Overall ANEEL FEC Limit

Limite Plano de Resultados = Limit Plan of Results

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

Figure 8 - FEC Limits Plan of Results, FECi Technical Note no. 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL and Regulatory FEC.

Key: FEC Global = Overall FEC

Limite ANEEL FECi = ANEEL FECi LImit

Limite ANEEL FEC Global = Overall ANEEL FEC Limit

Limite Plano de Resultados = Limit Plan of Results

In addition to the proposed limits for the Plan of Results, the graphs above also bring the limits established in NT no. 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL and those of the Regulatory DEC. It is noted that the difference between the values established in the Plan of Results and in NT is quite significant, so that, to the extent that they meet the actions, projects and works of the plan, the natural consequence is the achievement of the targets established in the NT/ANEEL.

3.8.          Final assessment on the trajectory proposal by ANEEL

The Distribution Company whose performance has served as the basis for the formation of the proposed target for the operational indicators in NT no. 0335/2015 is the CEMAR, company that holds the concession of the power distribution service in Maranhão, where the characteristics of the area of operation are similar to those of Piauí. Soon, given the conditions for implementation of the Plan of Results presented to the Regulator, which is scheduled for completion by the end of 2017, the Business Plan 2015-2019 and the Development Plan for Distribution, with implementation of the planned works until 2020, CEPISA will have full conditions to attain the targets proposed by ANEEL, as established in NT no. 0335/2015.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

Added to the points previously mentioned the improvement of the economic-financial performance of CEPISA, which in 2014 presented a profit of R$ 37.9 million, proving to be an economically viable business.

4. Economic-financial sustainability

4.1.                      Targets of Economic and financial sustainability

Clause Seven of the draft of the Additive Term to the Agreement of Concession, ANEEL establishes the condition of economic and financial sustainability in which the distributor will have to undertake to preserve, throughout the period of the concession, in the management of its costs and expenses, their debt levels and liquidity, of the investments in replacement, improvement and expansion, in addition to the responsibility for the payment of taxes and the distribution of dividends.

In Annex III of the draft of the Additive Term to the Agreement of Concession - Conditions for extension - efficiency in economic and financial management, in Clause One, ANEEL defines the minimum parameters for the first 5 (five) years of the concession, establishing the following annual targets for the period from 2016 to 2020:

Figure 9 – Parameters of sustainability by 2020

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

Key: Dívida Líquida = Net Debt

As seen in the figure above, in the first year, 2016, it allows the minimum condition to be ensured through a capital contribution, without additional requirements. However, from the second year, 2017, the cash generation, measured by the EBITDA, must be positive. This means that just the capital contribution is not sufficient to achieve the target of economic and financial sustainability, but that the operating cash flow generated is positive from 2017 onwards, in such a way that:

In 2018, the cash generation must be, besides being positive, sufficient to cover the investments of replacement;

In 2019, the cash generation in addition to covering the QRR (Quota of Regulatory Reintegration) should be sufficient to meet 80% of the debt service, whose formula is given by: net debt vs (80% SELIC);

In 2020, the cash generation in addition to covering the QRR must be sufficient to pay the interest on debt given by: net debt vs (111% SELIC).

It should be emphasized that the violation of targets in two consecutive years, or in the last year, may result in the loss of the concession. Regarding the SELIC rate, according to the draft of the Additive Term, limited to 12.87% p. a., so, on fixing the SELIC rate at this percentage, the conditions described in Figure 8, especially for the 4th and 5th years are shown in Table 1 below:

Table 1 – Annual targets of economic and financial sustainability – Draft of the Additive Term

2016	2017	2018	2019	2020
			EBITDA - QRR -	EBITDA - QRR -
EBITDA >0	EBITDA >0	EBITDA - QRR >0	80% SELIC X	111% SELIC X
			Net DEBT > 0	Net DEBT > 0

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

4.2.          Analysis of the Targets of Economic and Financial Sustainability of CEPISA for 2016 to 2020 According to the Draft of the Additive Term

To check if CEPISA would attain the targets of economic and financial sustainability as proposed by the draft of the Additive Term, a compilation was made of the information contained in the Study of Extension of the Concession drafted by the Financial Board of Eletrobras.

Considering that the horizon of the Study comprises the period from 2015 to 2045, for this Technical Note, main focus of analysis of CEPISA, considering the requirements contained in the additive term, the financial years were analyzed until 2020.

According to the Plan of Results the EBITDA values, net debt and total CAPEX are presented in Table 2 below:

Table 2 – EBITDA, Net Debt and TOTAL CAPEX - Plan of results sent to ANEEL – 2015 to 2019 and projection for 2020

						R$ mil
Description	2015	2016	2017	2018	2019	2020
EBITDA	- 137.645	50.754	84.619	138.888	182.026	215.904
Net Debt	1.540.314	673.215	426.501	187.609	101.707	53.600
Capex	232.517	335.388	373.234	374.238	366.971	332.529

Source: Study of Extension of the Concessions - October 2015

Based on the study of extension of concession, some points of the projections were highlighted, namely:

✓  Projections during the whole horizon of the additive to the concession agreement - 30 years, until 2045;

✓  Based on the Statement of Income for the Year (DRE - 2014)/cash flow, capturing both the effects in the EBITDA and in the debt service already verified in the first half of 2015; In addition to the Tariff Structure (ANEEL) RTP 2013.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

✓  The basic scenario and the expected trajectory for the main macroeconomic variables used in these projections, were based on the Focus Report of BACEN of August 14, 2015 for the indicators below, which entails implications, especially in debt service due to the increase of the SELIC rate, CDI and devaluation of the Real against the dollar, described below:

Table 3 - Macroeconomic indicators - 2015 to 2020

Projeções macroeconômicas		2015	2016	2017	2018	2019 em diante
IPCA	%	9,34%	5,50%	4,74%	4,70%	4,63%
IGPM	%	4,64%	4,64%	4,64%	4,64%	4,64%
TJLP	%	5,50%	5,50%	5,50%	5,50%	5,50%
SELIC	%	14,30%	12,00%	11,00%	10,15%	10,00%
CÂMBIO	R$/US$	3,44	3,58	3,54	3,59	3,67

Key: Projeções macroeconômicas = Macroeconomic projections

Câmbio = Exchange Rate                       2019 em diante = 2019 onwards

✓  In relation to the projected EBITDA in the study that was necessary to adjust it for some events, which were:

·         In the projections the provisions were established for contingencies (civil, labor, Consumer Protection and Defense Program - PROCON, tax/tributaries, regulatory), as described in Annex III of Technical Note 0335/2015, ANEEL will deduct from the EBITDA any value of provisions when its balance is positive. For the purpose of simulation the estimate of provisions for contingencies was considered, taking as a basis what CEPISA has already entered in the base date of June 2015, and restated annually, which is reflected in the values shown in Table 4 below:

Table 4 - Estimate of provisions for contingencies - 2015 to 2020

Description	2015	2016	2017	2018	2019	2020
PCLD/ Suppliers	-6,20%	-5,91%	-5,62%	-5,33%	-5,04%	-4,75%
% Variation

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

                      Source: Study of Extension of the Concessions - October 2015

✓  Some conditions for the projections were also considered:

·         Evolution of Tranche A according to inflation and market;

·         Evolution of Tranche B:

 a) according to inflation, market (no. consumers and km of network), RTP, Factor X, investments and impact of monetary restatement of the AIS;

 b) Approval of 95% of the works performed with the tranche for regulatory assets;

c) Coverage of the PMSO, according to the methodology projected for the 4th cycle RTP;

 d) Factor X, according to the methodology projected for the 4th cycle;

·         Curves of redemptions of the existing debt as contracted;

·         Cost of the existing debt: curve of effective cost;

·         Considering the future approvals of the agreement with BIRD, average cost of 10.18% p.a.;

·         New captures conditioned to the ICSD (index of coverage of the debt service) of 1.3;

·         Financing of 65% of the investments to be made.

This way, on undertaking all the adjustments mentioned in the ERC, we verified the attainment of the following targets for the period from 2015 to 2020 detailed in Table 5 below:

Table 5 – Targets of economic and financial sustainability according to the draft of the Additive Term to the Concession Agreement – 2016 to 2020

	2015	2016	2017	2018	2019	2020
ED Piauí					EBITDA - QRR -	EBITDA - QRR -
R$ Mil		EBITDA >0	EBITDA >0	EBITDA - QRR >0	80% SELIC X	111% SELIC X
					Net DEBT > 0	Net DEBT > 0
EBITDA	(137.645)	50.754	84.619	138.888	182.026	215.904
QRR = Depreciation				(61.841)	(75.669)	(89.302)
80% Selic vs Net Debt					(10.537)
111% Selic vs Net Debt						(9.280)
Balance Required by Aneel		50.754	84.619	77.046	95.820	117.322

Source: Study of Extension of the Concessions - October 2015

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

According to the result found in Table 5 it is observed that CEPISA would attain the limits of economic and financial sustainability.

It is worth emphasizing that a quite sensitive variable to attain the regulatory target of economic and financial sustainability in the new model of contractual additive is the generation of cash, measured by the EBITDA. In this analysis the values of PMSO were projected as shown in Table 6 below:

Table 6 – Values of PMSO and PCLD – 2016 to 2020

						R$ mil
Description	2015	2016	2017	2018	2019	2020
Regulatory PMSO + 50% CAIMI	311.846	358.451	385.867	413.561	455.059	500.404
Effective PMSO	331.053	363.940	391.537	417.887	443.675	473.730
PCLD	- 106.184	- 117.109	- 118.835	- 126.558	- 132.258	- 137.686

Source: Study of Extension of the Concessions - October 2015

In the same way, the values of total CAPEX considered for the purpose of this simulation were the same as the Plan of Results and according to those shown in Table 2.

Other relevant factors that should also be highlighted and that follow the same premises considered in the Plan of Results and that end up causing the pressures in the cash flow to be significantly easing are:

·         level of average inflow of the period corresponds to 97% of the invoiced from 2016 onwards; and,

·         cost with the acquisition of energy impacted by the hydraulic conjuncture to be mitigated by the revenue of tariff flags.

It is important to note, however, that the premise considered of 97% of inflow before the invoiced, has not been observed in recent years. Added to the current macroeconomic situation and the recent tariff increases, the expectation of failing to attain 97% of inflow, may impact the cash flow and, therefore, the projections.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

Finally, considering the simulations presented based on the premises reported herein, CEPISA would attain the targets of economic and financial sustainability of the draft of the additive to the concession agreement.

We highlight that the study developed by the Financial Board of the Eletrobras, with data and various premises defined by COMPANHIA ENERGÉTICA DO PIAUÍ, considers, to improve the economic-financial performance of the CEPISA, the conversion, in 2016, of the debt of this distribution company with Eletrobras, source of ordinary resources, whose sum on 06/30/2015 was of R$ 817.473 million, a fundamental constraint for the positive forwarding of the proposition of vote submitted at the end of this Report.

In addition, the referred study indicated the need for capital inflows to the total sum of R$ 1,603 million, with the following schedule of the required fulfillment, both for the company to face the complementation of resources for the necessary investments to the expansion and improvement of its electrical system, and to obtain a suitable economic-financial balance:

YEAR	INFLOWS (R$ million)
2016	288
2017	457
2018	400
2019	195
2020	151
2021	112
Total	1,603

Under the above premises, and those explained in the related Technical Information, the stated study has calculated that the net present value (NPV) of CEPISA, i.e., the "Enterprise Value minus its debt on 06/30/2015, deducted from the conversion of the debt of ordinary resources, with Eletrobras, in capital, is positive and equal to R$ 466,08 million.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

On the other hand, it should be noted that the study developed by the Financial Board of Eletrobras evaluated the alternative of no extension of concession, i.e. the "liquidation of the company", as it has by exclusive object the concession of services for the distribution of electrical energy in the State of Piauí, calculating the negative "liquidation value" of R$ 443.37 million, liable to be absorbed by its Controlling Shareholder (Eletrobras) taking into account that the company has with it a debt of approximately R$ 817.47 million (base of 06/30/2015).

The confrontation between the VPL and the "liquidation value" shows the big advantage to the Shareholder in the extension of the concession of the Company.

5. Corporate Governance and Transparency

Decree no 8.461, of 06/02/2015, provisions in its item I, of the single paragraph of Article 2, that the draft of the Concession Agreement or additive term shall contemplate clauses which:

"I - ensure the economic-financial sustainability of concessionaires and specify guidelines for the strengthening of the corporate governance and minimum parameters of economic-financial indicators, including the obligation of capital inflows by the controllers; and" (our emphasis)

Technical Note no. 175/2015-SCT-SFE-SFF-SRD-SEM/ANEEL, that recommended the opening of the Public Hearing - AP no. 038/2015, in its "Item III - 2.3 - CORPORATE GOVERNANCE AND ECONOMIC AND FINANCIAL SUSTAINABILITY", highlights in paragraph 81, what the Agency understands by Corporate Governance:

"mechanisms, processes and relations by which a company is controlled and run. The structures of governance identify the distribution of rights and responsibilities between the different participants in the company (such as Administrators, partners, creditors, auditors, regulators and other interested parties) and include the rules and procedures for taking decisions in corporate affairs. Corporate governance comprises the processes through which the business objectives are defined in the context of the social, regulatory and market-related environment. Governance mechanisms include the monitoring of actions, policies and decisions of companies and their agents. The corporate governance practices are influenced by attempts to align the interests of all the parties concerned".1

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

In this sense, as shown below, ANEEL has introduced in the draft of the additive term to the Concession Agreement, in its CLAUSE EIGHT, rules of corporate governance and transparency as a condition for the Distribution Companies to provide the public service distribution of electrical energy.

"CLAUSE EIGHT - CORPORATE GOVERNANCE AND TRANSPARENCY

The DISTRIBUTION COMPANY undertakes to use its best efforts to maintain its levels of governance and transparency aligned with the best practices and in line with its condition as provider of essential public service.

Sub-clause One - The DISTRIBUTION COMPANY is obliged to observe the minimum parameters of governance and transparency defined by regulation of the ANEEL that, among others, can comprise rules related to the Administration, the Audit Committee, Audit and Compliance".

1 Shailer, Greg. An Introduction to Corporate Governance in Australia, Pearson Education Australia, Sydney, 2004;"OECD Principles of Corporate Governance, 2004". OECD. Retrieved 2013-05-18.;Tricker, Adrian, Essentials for Board Directors: An A–Z Guide, Bloomberg Press, New York, 2009; Janet & Shailer, Greg. The Effect of Board-Related Reforms on Investors Confidence. Australian Accounting Review, 18(45) 2008: 123-134; works stated in "Corporate Governance" in Wikipedia, available on: http://en.wikipedia.org/wiki/Corporate_governance. Last access on: 05/15/2015

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

Highlighted in Sub-clause One transcribed previously, the forecast of the agency, by means of regulations, establishing rules related to the Administration, which includes the Board of Directors, Executive Board, Audit Committee, Audit and Compliance.

Sub-clause Two establishes that the Agency on drawing up the regulation on the previous item, must observe:

(i) the state-of-the-art of national and international governance, public and private, based on the highest levels of governance of the capital market and required by the regulatory agencies, in addition to studies of academic institutions or related to development, (ii) the level of development and the particularities of the Brazilian electric sector, including the segregation of activities and the need for the shielding and individualization of the distribution companies, (iii) the size of concessionaires, (iv) the time lapsed for adaptation to the regulatory obligations, among other relevant aspects, always observing the corporate law.

Sub-clause Three goes on to demand that the DISTRIBUTION COMPANY, from the signing of the agreement, should maintain at ANEEL a declaration of all its Administrators and Tax Advisors affirming that they (i) understand their role and responsibilities arising from the management of an essential public service, (ii) accept responsibility for the quality and timeliness of information provided in the scope of their competence and for (iii) accountability to the Public Power. When there is a change of Administrators and Advisors, the above mentioned declarations should be updated in up to 30 (thirty) days from signing the term of office.

Sub-clause Four provisions on acts that should be submitted to the prior consent of the regulatory agency, according to the procedures laid down in the specific regulation, such as:

                                               I.       the acts and legal operations firmed with:

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

a)  its controllers, direct or indirect;

b)  its controlled companies or associated companies and other subsidiaries or affiliates with a common controller;

c)  Legal entities that have common Administrators to the Distributor; and

d)  Its Administrators.

                                             II.       The change of its constituent acts, except for adaptation to Sub-clause Two of Clause Seven; and

                                           III.       the transfer of its corporate control.

Finalizing CLAUSE EIGHT, related to Governance and Transparency, Sub-clause Five is intended to establish to the DISTRIBUTION COMPANY the following obligations:

                                               I.       Publish its Financial Statements within the time and terms of current standards;

                                             II.       Keep accounting records, separately, from the revenues earned with business activities related to Sub-clause Five of Clause One; and

                                           III.       Observe the standards governing the regulatory accounting.

Additionally in the Single Paragraph, of Sub-clause Five the Agency establishes that the DISTRIBUTION COMPANY must change, if necessary, and keep in its constituent acts, during the entire concession, the obligations provisioned in CLAUSE EIGHT.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

6. Legal Aspects

The model of the concession agreement or additive term to extend the concessions of distribution of electrical energy was based on premises and on provisions for the conditioned extension defined in Decree no 8.461, of 2015, ANEEL promoted Public Hearing no. 038/2015, with the aim of enhancing the final term.

The additive term of the agreement was drawn up with the premises for the 4 (four) main pillars, as defined in the aforementioned Decree, ANEEL understanding that this form would allow a regulator to create new tools in order to guarantee the adequate provision of the distribution service. They are: Quality; Economic and financial sustainability; Corporative governance; and, Reasonable tariff.

Considering the main pillars mentioned by the legislation it is necessary to verify its technical specificities brought by the draft according to the anxieties of the Distribution Company.

Regarding the final general draft of the Additive terms it is verified that the agreement should not allow excessive discretion in relation to economic clauses, because the agreements should ensure legal certainty that it will welcome securely the need for investment and the maintenance of the economic equation of the concession. The concession agreement contains clauses still with blank spaces that will fill be the object of completion by the regulation, so, despite Aneel having analyzed this issue with a certain degree of thoroughness, it should consider the possible risks of non-clarity of the rules.

 In the Concession Agreements, it is highlighted that, in view of the wording of sub-clause one of clause six they may harm any eventual requests for Tariff Review in progress or related requests, but it does have a device that "recognizes that the rates in force on the date of signature of this Additive Term, together with the rules for Tariff Repositioning are sufficient for the adequate provision of the service and the maintenance of the economic-financial balance of this Agreement".

Here it must be emphasized that only in the following sub-clauses of the same clause six, ANEEL already stipulates basic rules of readjustment, ordinary and extraordinary review of tariffs, as well as, the tranches that can compose each one of the hypotheses of measurement. The Regulatory Body claimed that the intention was to define the period (tariff cycle) in which the rules of the tariff readjustment would be extremely strict, with the exhaustive description of all the elements associated with the calculation and, at the same time, rules for tariff review and the flexible Factor X, reaffirming its competence to regulate the theme.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

The same fate of the mentioned first sub-clause above followed the wording of the clause seven. In it there is the statement that the Distribution Company undertakes to maintain the condition of economic and financial sustainability in the management of its costs and expenses, ensuring that there will be a declaration that the economic and financial sustainability is characterized today, observe that:

The DISTRIBUTION COMPANY undertakes to preserve, during the entire concession, the condition of economic and financial sustainability in the management of its costs and expenses, in the solvency of debt, investments in replacements, improvement and expansion, in addition to the liability for the payment of taxes and in the distribution of dividends.

Another point to be flagged still on the issue of economic and financial sustainability is the limitation of distribution of dividends or payment of interest on own capital, provided for in sub-clause one of the same clause seven:

Sub-clause One - the non-compliance by the DISTRIBUTION COMPANY of the minimum parameters of economic and financial sustainability defined in this contractual additive will imply, without prejudice of other fiscal-related actions:

I - the limitation of distribution of dividends or payment of interest on own capital whose value, solely or combined, exceeds 25% of the net profit decreased or increased by the amounts intended for the legal reserve (art. 193 of Law no 6.404, 1976) and of the reserve for contingencies (art. 195 of Law no. 6.404, 1976) and reversal of the same reserve formed in previous years, until the regulatory parameters are restored and observable from the regulatory accounting statements of the subsequent calendar year delivered to ANEEL;

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

II - the acceptance of a restrictive regime of agreement with related parties; and

III - the requirement of inflows of capital from CONTROLLING PARTNER(S), to the amount sufficient to meet the condition of minimum sustainability, as detailed by Clause Thirteen.

Single Paragraph - The ceiling of 25% referred to in paragraph I of this sub-clause will be modified, if the supervening legislation changes the percentage of the mandatory dividend established in the second paragraph of art. 202 of Law no. 6.404 of 1976, with the wording given by Law no. 10.303, of 2001.

Notwithstanding the determination of a restriction in the distribution of dividends, the following sub-clause determines - the second - that this fact is inscribed in the constituent acts of the Distributor, within 180 days of the signature of the additive term, according to the following text:

Sub-clause Two – The DISTRIBUTION COMPANY should maintain inscribed in its constituent acts, during the entire concession, the device provided for by paragraph I of the Sub-clause One and by Sub-clause Eight of Clause Two.

Single Paragraph - The amended Constituent Act should be sent to ANEEL in up to 180 days of the date of signature of this Additive Term.

Taking advantage of the register required to amend the constituent acts as a function of item I of the sub-clause one of clause seven, we began to transcribe sub-clause eight of clause two, whose wording should also be inscribed:

Sub-clause Eight - The non-compliance of the overall annual limits of indicators of collective continuity for two consecutive years or for three times in five years may, according to the regulation of ANEEL, involve the limitation of distribution of dividends or payment of interest on own capital, until the regulatory parameters are restored, observing Item I of Sub-clause One of Clause Seven.

Single Paragraph - In the last 5 years of the agreement, aiming to ensure the adequate provision of service by the DISTRIBUTION COMPANY, the provisions in this Sub-clause will apply in the event of any failure to meet the overall annual limits of indicators of collective continuity.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

It should be noted that, as already determined by Resolution 334/2008, the acts and legal operations between related parties shall be previously submitted to the acquiescence of ANEEL, now including by virtue of a contractual clause (transcribed below), as well as that in cases of non-compliance with the minimum parameters of economic and financial sustainability, it will entail a restrictive regime of contracts with related parties (paragraph II of the sub-clause one of clause seven transcribed above).

Sub-clause Four - The DISTRIBUTION COMPANY should submit for prior consent of ANEEL, in the hypotheses, conditions and according to the procedure laid down in regulation by ANEEL:

I. the acts and legal operations firmed with:

a) Its controllers, direct or indirect;

b) Its controlled companies or associated companies and other subsidiaries or affiliates with a common controller;

c) Legal entities that have common Administrators to the Distributor; and

d) Its Administrators

II. The amendment of its constituent acts, except for the adaptation to Sub-clause Two of Clause Seven; and

III. the transfer of its corporate control.

Single Paragraph - The acts and legal operations referred to in subparagraphs (c) and (d) are those in which the current accounting legislation understands as mandatory its disclosure in the financial statements of the Distribution Company.

The inclusion of Clauses on Economic and Financial Sustainability and Corporate Controller Commitments, as determined in Section III of the sub-clause one of clause seven for the obligation of capital inflows to ensure economic and financial sustainability, was performed by the Regulator under the allegation of allowing more solidity of the Brazilian segment of power distribution and align it with the best international practices, with improvement of management practices and increased levels of transparency in the segment.

Another obligation to the Controlling Partner imposed to inscribe in the constituent acts is stated in sub-clause one of clause thirteen, which follows and should highlight the obligations imposed even in sub-clauses three and four:

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

Sub-clause One - The CONTROLLING PARTNER (S) declare(s) that it (they) agree and submit, without any exception, to the conditions of this CONTRACT, obliging it to maintain in the constituent acts of the DISTRIBUTION COMPANY provision in the sense of not transferring, granting or, in any way, divesting, directly or indirectly, freely or onerously, the actions that are part of the block of corporate control without the prior consent of ANEEL.

(...)

Sub-clause Three - the CONTROLLING PARTNER(S) shall sign this ADDITIVE TERM as the intervening party and guarantor of the obligations and duties established herein.

Sub-clause Four - The CONTROLLING PARTNER(S) undertake(s), and commit jointly and severally, irreversibly and irrevocably, to make capital inflows annually to the concessionaire, in up to 180 days counted from the end of each financial year, in the form of a capital stock payment in cash or cash equivalents or by conversion of loan liabilities in capital stock, the total insufficiency that occurs to attain the minimum parameter of economic and financial sustainability foreseen in Clause Seven, whose effectiveness in the inflow will not be considered as delinquency as to the referred metrics.

Now concerning clause eight, which deals with the issues associated with corporate governance and transparency, there is the imposition of observing the regulation that will be edited in the future by ANEEL and may contain, among other points, minimum parameters and regulatory duties related to the Management Board, the Executive Board, the Audit Committee, Audit and Compliance, which could lead to legal uncertainty, since the Distribution Companies remain subject to Law no. 6.404/76 and to the rules of the Securities Commission - CVM, in verbis:

Sub-clause One - The DISTRIBUTION COMPANY is obliged to observe the regulation of ANEEL on governance and transparency that can comprise, among others, minimum parameters and regulatory duties related to the Management Board, the Executive Board, the Audit Committee, Audit and Compliance.

Sub-clause Two - In the drafting of the regulation, ANEEL will observe: (i) the state-of-the-art of national and international governance, public and private, based on the higher levels of governance of the capital market and required by regulatory bodies, in addition to studies of academic institutions or related to development, (ii) the level of development and the particularities of the Brazilian electric sector, including the segregation of activities and the need for the shielding and individualization of the distribution companies, (iii) the size of concessionaires, (iv) the time lapsed for adaptation to the regulatory obligations, among other relevant aspects, always observing the corporate law.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

The next clause that covers the greatest number of new aspects is clause twelve that covers the termination of concession and reversal of assets and associated premises. At this point the greatest concern applies solely to the possibility of opening the process of termination stipulated in sub-clause fourteen, let us see:

Sub-clause Fourteen - For the period from the sixth calendar year following the conclusion of this agreement, the delinquency of the concessionaire arising from the breach of efficiency criteria with respect to continuity of supply or to the economic-financial management will lead to the opening of the process of termination, respecting the provisions of this agreement, particularly the right to the ample and contradictory defense, observing:

I - that the non-compliance with the minimum parameters of economic-financial sustainability for 2 (two) consecutive years, according to the regulation of ANEEL, will characterize the delinquency in relation to the economic-financial management;

II - that the non-compliance of the overall annual limits of indicators of collective continuity for three consecutive years will characterize, according to the regulation of ANEEL, the delinquency in relation to the continuity of supply.

Paragraph One - ANEEL will establish the minimum parameters provisioned in Item I of this Sub-clause prior to the beginning of periods preferably five-yearly, whereby the fixing of new parameters will be observed, among others, the need for a positive EBITDA and the capacity of making minimum investments and of debt management.

Paragraph Two - ANEEL will establish the limits established by Paragraph II of this Sub-clause prior to the beginning of periods preferably five-yearly.

It is noteworthy that ANEEL will also establish the regulation upon the expiry (paragraph II above), in attention to the orientation prepared in Judgment no. 2253/2015 of TCU, already being ensured in clause twelve in the additive the minimum guarantees to be provided to Distribution Companies as to the form of its measurement and operation:

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

Sub-clause Seven - If any of the hypotheses of delinquency provided for in the current standards and in this Additive Term is verified, ANEEL will initiate the administrative procedure for verification of the infractions and faults, ensuring the contradictory and ample defense to the DISTRIBUTION COMPANY, and can recommend to the Grantor the declaration of the termination of the concession, which may adopt the following measures, in addition to those provided for in Law 8.987, of 1995 and 12.783, of 2013:

I - Deflagration of the bidding process for the concession;

II - Firming the Concession Agreement with the new concessionaire concomitantly with the declaration of the termination of the concession; and

III - Disciplining a transition phase to resume the service by the new concessionaire.

Paragraph 1 - For the purposes of preserving the continuity of the public service provision, ANEEL may intervene in the DISTRIBUTION COMPANY until the bidding process is completed.

Paragraph 2 - For the purposes of preserving the continuity of the public service provision, the Grantor will establish, 36 months from the expiry of this Agreement, the guidelines for bidding of the public service object of this agreement, whereby for the transition phase, the distribution company undertakes to maintain the provision of adequate services, particularly to:

a) maintain the quality of the provision of the service and the condition of economic-financial sustainability

b) giving ample access to administrative, commercial and operational information;

c) submit to the specific regulation of ANEEL for the closure period under agreement;

There is a particular concern at this point, with the methodology adopted by ANEEL to establish the limits adopted in the term (the indicators, DECi - Equivalent Duration of Interruption of Domestic Origin by the Consumer Unit and FECi - Equivalent Frequency of Interruption of Domestic Origin by the Consumer Unit) and the lack of flexibility of these limits, since the infringement may result in the termination of the concession agreement linked to the recurrent discussion in the sector as to the inadequacy of the mentioned indicators in the past.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

It must be stressed that the overall limits and the characterization of the infringement are stipulated in the sub-clause three of clause one of Annex II to the Additive Term, whereby the values of Table I are only examples and are applicable to each distribution company listed in Technical Note no. 0335/2015 - SCT-SFE-SFF-SRD-SRM/ANEEL, of September 04, 2015:

Sub-clause Three - The overall annual limits for the DECi and FECi indicators to be met by the DISTRIBUTION COMPANY are presented in Table I below.

Table I - Overall Annual Limits of DECi and FECi.

DECi (hours)					FECi (disruptions)
2016	2017	2018	2019	2020	2016	2017	2018	2019	2020
40.00	37.00	32.00	25.00	16.00	30.00	28.00	24.00	18.00	10.00

Sub-clause Four – Failure to comply with the criterion of efficiency related to the quality of the service provided, for two consecutive years during the period of evaluation or in the year 2020, will result in the termination of the concession, in accordance with the Clauses Twelve and Eighteen.

Single Paragraph - Non-compliance of the criterion of efficiency will be considered with regard to the quality of service provided as a violation of the limit of at least one of the indicators of continuity as established in Table I.

Moreover, in addition to the conditions imposed above, Clause Eighteen deals with the constraints of the extension, which are:

CLAUSE EIGHTEEN - CONDITIONS FOR THE EXTENSION

In addition to the preceding provisions of this Agreement, the Concessionaire shall observe, for a period of 5 (five) years counted from January 1, 2016, the conditions for the extension established in Annexes II and III.

Sub-clause One – The non-compliance of one of the conditions for extension provisioned in Annexes II and III for two consecutive years or of any of the conditions at the end of the period of five years, will lead to the extinction of the concession, respecting the provisions of this agreement, particularly the right of ample and contradictory defense.

Sub-clause Two – The other regulations of quality and economic-financial remain valid and shall apply to the CONCESSIONAIRE concomitantly with the provisions of Annexes II and III.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

Clause Twelve also brings the additive, the possibility of the concessionaire itself presenting the transfer plan of the corporate control before the establishment of the administrative procedure for determination of non-compliance with the constraints of extension:

Sub-clause Eight – The concessionaire may present a transfer plan of corporate control prior to the filing by the ANEEL of an administrative process in the face of non-compliance with the conditions for the extension provisioned in clause eighteen, observing that:

I - The plan for transfer of corporate control should demonstrate the feasibility of the exchange of control and the benefit of this measure for the adaptation of the service provided.

II - The transfer of corporate control should be completed before the establishment of the process for the extinction of the concession.

III - If the non-compliance of the transfer plan of the corporate control by the concessionaire or their non-approval by Aneel is verified, it will establish the process of extinction of the concession and it will be up to Aneel to instruct the process and forward it to the Ministry of Mines and Energy, with its manifestation.

It must be stressed that there is also the possibility of ANEEL delegating to the State the performance of complementary activities:

CLAUSE FIFTEEN - DELEGATION OF COMPETENCE

In view of the provisions of art. 36 of Law no. 9.074/95, and in art. 20 of Law no. 9.427/96, ANEEL may delegate to the STATE OF XXXXXX the competence for the performance of complementary activities of monitoring and mediation of the public services of electrical energy provided by the DISTRIBUTION COMPANY.

Single Sub-clause – The delegation of competence provided for in this Clause will be conferred in terms and conditions that may be defined in the Agreement of Cooperation.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

The improvements proposed in the Public Hearing 38/2015 were synthesized by the Superintendences of ANEEL through the themes, whose main questions follow to the illustration of disputes.

In relation to contributions concerning to Economic Clauses, the main topics discussed at the Public Hearing were a) normative density of the agreement; (b) rules for tariff review, investments and Factor X; c) variations in the purchase of energy and economic and financial balance; d) exceedance of demand and surplus of reactive and e) operational and economic rationality.

In relation to contributions concerning the quality of service, the main subjects discussed were a) definition of the DEC and FEC limits for the 5th year of the period of evaluation of the concession agreement; b) purging of scheduled disruptions during the 5 years of evaluation of the concession agreement; c) calculation of the participation of supply for the definition of the internal DEC and FEC limits; d) restriction to the payment of dividends and interest on own capital due to the bad quality of the service provided; e) impact of the transfer of Other Transmission Facilities - DIT in the internal DEC and FEC indicators; and f) recurrence in the non-compliance with the DEC and FEC indicators during the 5 years of evaluation of the agreement of concession.

On the theme of corporate governance and transparency, the most relevant contributions addressed the following themes: a) obligations associated to the corporate governance discussed in Public Hearing 72/2014 (sharing of infrastructure and human resources); b) freedom of management of the business of the distribution sector agents; c) change of social by-laws; d) minimum parameters of corporate governance and transparency; and) acts and legal operations firmed with related parties; (f) dissemination of economic and financial information; g) participation of the controlling partner or another person of its economic group in other ventures of the Electric Sector; h) obligations related to the composition Advisors/Executives and Audit Committee; i) composition of the Audit Committee.

The theme of the economic-financial sustainability has received several contributions that focused on the need for capital inflows and the financial trajectory, the most relevant have referred to the: a) exclusion of liabilities from the actuarial deficit of the composition of the indebtedness; b) exclusion of expenditure of provisions from the EBITDA; c) calculation of the Potential EBITDA through the addition of investments; d) creation of exceptions on the needs of capital inflows by market variations and non-manageable costs; e) exchange of Selic with spread by regulatory rates of remuneration (WACC or Kd); f) definition of new metrics after the 5th year of concession and g) needlessness of the audit report of the Standardized Monthly Balance Sheet (BMP) and the Quarterly Information Report (RIT) relating to December.

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

From the reading of the Vote that originated the Outcome of the Public Hearing, it was verified that some points questioned were refuted due to the possibility, in the event of imbalance, that the Concessionaire should request an Extraordinary Tariff Review.

7. Conclusion

Considering that the Draft of the above mentioned Additive Term established a horizon of 5 (five) years to attain a set of extremely strict targets in monitoring the regulatory limits, some of the relevant aspect should be highlighted. They are:

✓  The premises established in the Plan of Results presented to the Regulator, which is scheduled for completion by the end of 2017, of the Business Plan 2015-2019 and of the Development Plan for the Distribution, with implementation of the planned works by 2020, need to be fulfilled in their entirety so that it is possible to attain the indicators of quality and economic-financial sustainability. For this reason, it is fitting to guarantee the necessary resources;

✓  In the Draft of the Additive Term the restrictions and obligations were added to the distribution company and its controllers, such as:

o    Restriction of distribution of dividends above the legal minimum and payment of interest on own capital in the event of non-compliance of targets;

o    Obligation of capital inflows by the controller in the event of non-compliance of targets;

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

o    The need to comply with the annual targets from 2016, from the point of view of quality of service and of economic-financial sustainability, under penalty of loss of the concession due to the violation of the same indicator for two consecutive years or an infraction in the fifth year;

o    Recognition of the economic-financial balance of the concession at the time of signature of the Additive Term, in accordance with Sub-clause One of Clause Six;

o    Insertion of rules and parameters of corporate governance, which will be the object of future regulation of the Agency.

Indeed, one of the aspects that deserve to be highlighted is the quantity of contractual clauses that are not self-applicable, such as issues relating to governance, referring to its regulations for future normative acts, which in the molds of the Additive Term will be of competence of the Regulatory Agency and not the object of law.

In this way, despite the considerations made along this Technical Note, it is understood that the CEPISA meets the necessary conditions for the signing of the Additive Term to the Concession Agreement.

_____________________ Dênis Alfredo Costa e Silva Superintendent of Operations	_____________________ Valdenrique Soares Torres Assistant of the Managing Board
___________________________ Jacqueline Ribeiro de Sousa Santos Assistant of the Financial Board	________________ Luiz Carlos Coelho Assistant of the Planning and Expansion Board
____________________ Rafaela Santos Moreira Assistant of the Commercial Board	______________________ José Salan Barbosa de Melo Assistant to the President
_________________________ Ângela Arcoverde Fortes e Silva Manager of Regulatory Affairs and Special Projects

SUBJECT: Assessment of Sustainability with the Extension of the Concession Agreement of Companhia Energética do Piauí.	Distribuição Piauí

Issued by: Companhia Energética do Piauí	TECHNICAL NOTE	Number: PR No. 02/2015 Date: 11/11/2015

Annex:

I. Technical information GDF/DFN-01/2015, of 11/11/2015.

Eletrobras
Distribuição Rondônia

Technical Note PR/001/2015

Renewal of the Concession Agreement of Eletrobras Distribuição Rondônia.

November 2015

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

Summary

3.	QUALITY OF THE SERVICE	5
3.1. HISTORY OF THE INDICATORS OF CONTINUITY IN CENTRAIS ELÉTRICAS DE RONDÔNIA S.A		5
3.2. DEFINITION OF THE TARGET FOR CENTRAIS ELÉTRICAS DE RONDÔNIA S.A		9
3.3. ANALYS OF THE SCOPE OF THE INDICATORS OF THE LIMITS OF QUALITY DECI AND FECI		10
3.4. ESTABLISHMENT OF THE TRAJECTORY OF THE TARGET		11
3.5. ANALYSIS OF THE SCOPE OF THE INDICATORS OF THE LIMITS OF QUALITY DECI AND FECI		13
3.6	ANEEL PLAN OF RESULTS	15
3.7	FINAL ASSESSMENT OF THE TRAJECTORY PROP. PROPOSED BY ANEEL	16
4.	ECONOMIC-FINANCIAL SUSTAINABILITY	17
4.1. TARGETS OF ECONOMIC AND FINANCIAL SUSTAINABILITY		17
4.2.	ANALYSIS OF THE ECONOMIC AND FINANCIAL TARGETS OF SUSTAINABILITY OF CENTRAIS ELÉTRICAS DE RONDÔNIA S.A FROM 2016 A 2020ACCORDING TO THE DRAFT OF THE ADDITIVE TERM	19
6.	LEGAL ASPECTS	26
7.	CONCLUSION	37
TOC

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

1. Objective

The purpose of this Technical Note is to assess the impacts for Centrais Elétricas de Rondônia S.A, hereinafter called CERON, arising from the signing of the Additive Term to the Concession Agreement of Public Service for the Distribution of Electric Power, in accordance with the draft approved by the National Electric Energy Agency - ANEEL on October 20, 2015 (Annex I).

Initially, a historical record will be made of the request for the renewal of the concession of Centrais Elétricas Rondônia S.A. in the light of the national legal framework. Then, the issues relating to the quality of the service, the economic-financial sustainability, involving the performance of collection concerning the billing and corporate governance will be addressed.

Finally, the most relevant legal aspects that involve the Concession Agreement will be examined, as well as, as a bid, the convenience and opportunity of the administrators of Centrais Elétricas de Rondônia S.A. signing the Concession Agreement will be examined in the conclusion.

2. HISTORICAL RECORD

In accordance with the legislation of the electric sector (Law no. 8.987/95, of February 13, 1995, which provisions on the regime of concession and permission of public service provision established in art. 175 of the Federal Constitution; Law no. 9.074/95, of July 07, 1995 establishing rules for the granting and extension of concessions and permissions of public services; and subsequently Law No 12.783/13, of January 11, 2013, which provisions on the concessions of generation, transmission and distribution of electric power, on the reduction of sector charges and on the reasonable tariff; amending Laws no. 10.438 , of April 26, 2002, 12.111, of December 9, 2009, 9.648, of May 27, 1998, 9.427, of December 26, 1996, and 10.848, of March 15, 2004; revoking the provision of Law no. 8.631, of March 4, 1993, to Centrais Elétricas de Rondônia S.A. - CERON detains the concession for the distribution of electric power in all the municipal districts of the State of Rondônia, through Concession Agreement no. 05/2001-ANEEL, of February 12, 2001 and the respective additive terms. The first additive term was signed on November 11, 2005, the second on June 08, 2010 and the third on December 10, 2014, whereby the maturity of the Concession Agreement occurred on July 07, 2015.

In compliance with the Sub-clause Two of Clause Three of that agreement, the request for extension should be submitted up to 36 (thirty-six) months prior to the end of its term of duration and, thus,  Centrais Elétricas de Rondônia S.A. - CERON, protocoled in ANEEL on July 06, 2012, the letter CT PR/102/2012, containing the request for extension of its Concession, object of the Concession Agreement no. 05/2001, generating protocol no. 48513.022786/2012-00.

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

On October 15, 2012, considering the provisions of § 2 of art. 2 of Decree no. 7805, of September 14, 2012, which regulated the Provisional Measure no. 579, of September 11, 2012 and which resulted in Law no 12.783, of January 11, 2013, CERON ratified its position already signed on July 06, 2012 and reiterated its interest regarding the extension of Concession Agreement no. 005/2001, through the letter CT PR/202/2012, according to protocol no. 48513.034712/2012-00.

With the publication of Decree no. 8.461/15, of June 02, 2015, which deals with the renewal of concessions for the distribution of energy, approved as regulated the concession of power distribution. As a result, ANEEL, in a meeting of the board of directors held on June 10, initiated Public Hearing no. 038/15, through Technical Note no. 0175/2015 - SCT-SFE-SFF-SRD-SEM/ANEEL, in order to obtain subsidies and additional information for the improvement of the model of the additive term to the Concession Agreement for the extension of the concessions of power distribution based on Decree no. 8.461, of June 2, 2015.

Subsequently, in view of the Judgment no. 2.253/TCU-Plenary, of September 09, 2015, and considering Technical Note no. 0335/2015-SCT-SFE-SFF-SRD-SEM/ANEEL, of September 04, 2015, and Technical Note no. 0360/2015-SCT/SFF/SRD/ANEEL of September 24, 2015, ANEEL approved and published in the Official Gazette of the Union on September 25, 2015, reopening Public Hearing no. 38/2015.

In sequence to the undertaking on the subject, on October 20 PP, the Executive Board of ANEEL approved the forwarding to the Ministry of Mines and Energy - MME of various processes contemplating the draft texts of the additive term to the concession agreement of various distribution companies, among which the process of CERON, being issued on the same date, DISPATCH no. 3.540 by the Managing Director of that Agency.

At the moment there remains only the approval of the MME, while the Grantor, which is to be made in the month of November and the company convened to sign the mentioned additive term within a period of up to 30 (thirty) days from the date of dispatch of the Minister of Mines and Energy.

In this scenario, the basic rules that govern the renewal of the concession are substantiated by Decree no. 8.461, of June 2, 2015, which regulated the extension of Concessions for the Power Distribution provisioned by art. 7 of Law no. 12.783, of January 11, 2013, for thirty years. The extension will take place in order to meet the criteria established by the Grantor in order to improve the service provided to users.

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

The criteria to be met are: efficiency with regard to the quality of the service provided, efficiency with respect to the economic-financial management, operational and economic rationality and reasonable tariff.

The requirements mentioned above should have a special regime in the first five years and be evaluated by means of metrics for continuous improvement established by the Grantor, detailed in the Concession Agreements, whereby Centrais Elétricas de Rondônia S.A in this horizon, counted from the calendar year following the date of conclusion of the agreement, has a deadline to comply with the targets set. In the case of failure to comply with any of the annual targets established, for two consecutive years or any of the targets at the end of the period of five years, the process of termination of the concession agreement will begin.

It is important, therefore, that the Additive Term to the Concession Agreement of Centrais Elétricas de Rondônia S.A. is analyzed mainly focused on meeting the targets established by the Grantor in the items Quality of Service, Economic-Financial Sustainability, Corporate Governance and the Legal implications involved.

3. QUALITY OF THE SERVICE

3.1.  History of the indicators of continuity in CENTRAIS ELÉTRICAS DE RONDÔNIA S.A.

In Centrais Elétricas de Rondônia S.A., the efforts for the reduction of expenditure have been increasing and investments, contained, falling short of the need of the electrical system with direct impacts on the activities of expansion and improvement of the system, which remained below the required, associated with the growth of the load and number of consumers having as consequence the impairment in the quality of supply to its consumers.

In addition, the survey of the data is much more accurate than in previous years to 2010 in face of the improvements introduced in the management of quality of information supported by Certification NBR ISO 9001:20081 of the collection process and measurement of the indicators in the whole area of concession of Centrais Elétricas de Rondônia S.A.

 1ABNT standard NBR ISO 9001:2008 - Quality management systems, edited by the committee ABNT/CB-25, establishes the requirements for a Quality Management System.

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

The DEC (Equivalent Duration of Interruption per Consuming Unit) quality indicator for power supply, which measures the average length of time in which the consumer has remained without electric power, and the FEC (Equivalent Frequency of Interruption per Consuming Unit), which measures the average number of times in which the consumer has had the power interrupted, are used to measure the quality of the services provided by the distribution companies in Brazil.

In recent years, Centrais Elétricas de Rondônia S.A. registered an increase much above the national average of the number of consumers (graph 01) and the maximum Demand of energy (graph 02 and table 01) over the year, in which, between 2006 and 2015, the demand more than doubled.

Graph 01 - Evolution of the Number of Consumers.

Growth 2005 to 2014: 52.49% and of 4.8% p.a.

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

Graph 02 - Evolution of the Maximum Demand.

Table 01 - Maximum Demand Registered - MWh/h

Year	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015*
Max. Demand	311.50	343.47	368.42	416.00	474.00	495.00	535.00	543.00	602.00	632.00

*Anticipated Demand

The increases in the number of consumers and the maximum demand required an investment in the expansion of a much higher capacity of power supply to ensure the quality of the supply of electricity. This investment has been short of the required, resulting in an overloaded electrical system, both in the distribution networks, and in the substations. In graph 03, we have the percentage growth in the period from 2005 to 2014 of the energy consumption of Centrais Elétricas de Rondônia S.A.

Graph 03 - Percentage Growth in Consumption of Electrical Energy

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

In addition to the reality of the market growth of Centrais Elétricas de Rondônia S.A., in recent years to meet the universalization plan to assist Centrais Elétricas de Rondônia S.A. the service in the rural area has expanded through the Programa Luz para Todos (Light for All Program) of the Federal Government, which resulted in serving 71,576 consumers and construction of 21,188.49 kilometers of network, which had a further impact on the DEC indicator due to difficulties in the service in the rural area.

Another impact on the DEC and FEC indicators results in the shutdown by the transmission company Eletrobras Eletronorte in its transmission system for the expansion and maintenance of its facilities. This impact is registered in the indicators and cannot be excluded, despite the requests from Centrais Elétricas de Rondônia S.A. with the ANEEL. Below are tables 02 and 03 that allow a better analysis of these internal and external DEC and FEC indicators.

Table 02 - Internal and External DEC Established

Year	2012	2013	2014
External DEC	2.62	3.22	4.08
Internal DEC	28.74	35.64	24.88
Total DEC	31.35	38.86	28.96

Table 03 - Internal and External FEC Established

Year	2012	2013	2014
External FEC	4.88	5.39	6.50
Internal FEC	21.07	27.06	18.02
Total FEC	25.95	32.45	24.52

The situation described above culminated with frequent emergency interruptions sustained in the networks of medium and low voltage, despite the actions of maintenance and expansion of the medium and low tension network to reduce disruptions and consequently the DEC and FEC. Below we have graphs 04 and 05 with the mobile and accumulated indicators for 12 months:

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

3.2.  METRICS CONDITIONED TO THE QUALITY OF THE SERVICE

Decree no. 8.461/2015 provisions in its article 1 that the efficiency with respect to the quality of the service provided is one of the criteria to be met for the extension of the concessions of distribution. Paragraph 2 of Art. 1 determines that this criterion of efficiency should be evaluated by means of indicators that consider the frequency and the average duration of interruptions in the public service for the distribution of electrical energy, and that the indicators with such characteristics are the DEC (Equivalent Duration of Interruption per Consumer Unit) and the FEC (Equivalent Frequency of Interruption per Consumer Unit), measured globally for each concessionaire.

The DEC and FEC indicators take into account both the disruptions of domestic origin and those of foreign origin to the distribution system. ANEEL considered that the external disruptions to the distributor were measured in a distinct manner from the ordinary disruptions occurred in the supply so that the indicators to be evaluated, in this period of 5 (five) initial years of the agreement after the extension of the concession, reflect the performance of the distributor in the provision of the service, i.e. the internal occurrences, eliminating the effects of the external events.

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

Thus, to assess the efficiency with respect to the quality of the service provided provisioned in Decree no. 8.461/2015, ANEEL has proposed that the portions related to the disruptions of internal origin to the distribution system that composes the global indicators DEC and FEC, by means of the indicators that are henceforth called DECi and FECi (internal DEC and FEC) should be used.

For definition of the limits of continuity to be established for compliance on the part of distribution companies, the initial and final limits of the trajectory were defined for the years subsequent to the signing of the agreement.

3.3.  DEFINITION OF THE STARTING POINT AND THE END OF THE TRAJECTORY OF THE TARGET

As the DECi and FECi indicators to be evaluated consider only the disruptions of internal source to the distribution system, the values calculated were also only for these disruptions. Maintaining the coherence, the limits established by ANEEL for 2014 were adjusted, in order to remove the influence of the external supply within the limits.

For this reason, it has been established that the overall limits in 2014 for the companies were reduced to 4.12% in the DEC and 6.85% in the FEC, to be considered as limits for the DECi and FECi indicators to define the continuous trajectory provisioned by Decree no. 8.461/2015. These percentages represent the average supply verified in Brazil from 2012 to 2014.

For the definition of the initial target in the year 2016 the target of the ANEEL was used, minus the percentages mentioned above, considering that in the year 2014 the DECi indicator performed by Centrais Elétricas de Rondônia S.A. was lower than the ANEEL target minus the above percentages. Below are graphs 06 and 07 showing the impact on the indicators of disruptions of external origin (external DEC and FEC) in the DEC and FEC of company.

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

For the definition of the final target for 2020, ANEEL has applied the methodology of comparative analysis of performance, resulting from a mathematical model.

3.4.  ESTABLISHMENT OF THE TARGET TRAJECTORY

Once, the initial and end points of the trajectory in 2016 and 202 are defined, we sought the intermediary limits for the years from 2017 to 2019. For the distribution companies with measurements below the regulatory limits this trajectory will be linear, which is the case of Centrais Elétricas de Rondônia S.A., once the DECi and FECi indicators for the year 2014 were lower than the target determined by ANEEL. Graphs 08 and 09 have the target of the DECi and FECi indicators for the period from 2016 to 2020.

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

DECi Trajectory - TARGET
30.00
25.00
20.00
15.00
10.00
5.00
0.00
26.17
25.44
24.71
23.98
23.25
2016
2017
2018
2019
2020
DECi - META

Graph 08 - Target of the DECi indicator

DECi Trajectory - TARGET
25.00
20.00
15.00
10.00
5.00
0.00
22.31
21.03
19.75
18.48
17.20
2016
2017
2018
2019
2020
FECi - META

Graph 09 - Target of the FECi indicator

Table 04 - DECi and FECi Target

	2016	2017	2018	2019	2020
DECi - TARGET	26.17	25.44	24.71	23.98	23.25
FECi - TARGET	22.31	21.03	19.75	18.48	17.20
Source: Annex II - Technical Note no. 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

3.5.  ANALYSIS AS TO THE REACH OF THE INDICATORS OF LIMITS OF QUALITY DECi and FECi

The draft of the Additive Term to the Agreement of Public Service Concession for the Distribution of Electrical Energy proposed by ANEEL in its Technical Note no. 0175/2015 and 0335/2015, shows in its SECOND CLAUSE - CONDITIONS OF PUBLIC SERVICE PROVISION, very impacting Sub-clauses for the distribution companies like Centrais Elétricas de Rondônia S.A., that ANEEL considers as improvements in the provision of services and that may result in the non-compliance with the targets, being liable to interventions by the Regulatory Agency, including the loss of the concession, let us analyze:

Sub-clause Six – The DISTRIBUTION COMPANY undertakes to comply with the quality standards established by ANEEL.

Sub-clause Seven – Failure to comply with the quality standards established by ANEEL may require the DISTRIBUTION COMPANY to compensate consumers for the bad quality in the provision of the distribution service, according to the regulation of ANEEL, without prejudice to the application of the penalties established.

Sub-clause Eight - The non-compliance with the overall annual limits of indicators of collective continuity for two consecutive years or for three times in five years may, according to the regulation of ANEEL, imply in the limitation of distribution of dividends or payment of interest on own capital, until the regulatory parameters are restored, observing Item I of Sub-clause One of Clause Seven.

Sub-clause Nine – The DISTRIBUTION COMPANY undertakes to prepare and maintain the maintenance plan of the distribution facilities updated, establishing the periodicities and maintenance activities that meet the technical specifications of the equipment and the adequate provision of services, to be presented to ANEEL when prompted.

Sub-clause Ten – The DISTRIBUTION COMPANY undertakes to fulfill the targets of universalization of the service for power distribution, according to the regulation of ANEEL.

It is also important to note that in ANNEX II of the Draft of the Additive Term to the Agreement of Concession of Public Service for the Distribution of Electrical Energy - CONDITIONS FOR EXTENSION - EFFICIENCY IN THE PROVISION OF THE DISTRIBUTION SERVICE, establishes:

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

CLAUSE ONE – CONTINUITY OF THE SUPPLY

The criterion of efficiency with regard to the quality of the service provided will be measured by indicators that consider the frequency and the average duration of interruptions in the public service for the distribution of electrical power;

Sub-clause One – The indicators DECi - Equivalent Duration of Interruption of Internal Origin per Consumer Unit and FECi – Equivalent Frequency of Interruption of Internal Origin per Consumer Unit will be assessed.

Sub-clause Four – Failure to comply with the criterion of efficiency related to the quality of the service provided, for two consecutive years during the period of evaluation or in the year 2020, will result in the termination of the concession, in accordance with Clauses Twelve and Eighteen.

As can be observed in the Clauses and Sub-clauses of the Draft of the Additive Term to the Agreement of Concession of Public Service for the Distribution of Electrical Energy, proposed by ANEEL in the category of QUALITY OF THE SERVICE, the main focus is the meeting of the limits of regulatory indicators DECi and FECi for the period of 5 (five) years, observable in the duration of the new agreement, remembering that all the existing regulations in the framework of ANEEL, concerning the quality of the service will continue in force, so that the new trajectory for the indicators in this period of 5 (five) years will represent another obligation for Centrais Elétricas de Rondônia S.A.

The Decree provides that the companies should attain indicators of quality of service and of economic-financial balance over the next 5 (five) years. If there is a breach of the indicators for 2 (two) consecutive years, or in the fifth year of assessment. The distribution companies may lose the concession, as previously mentioned. During the five years in which Centrais Elétricas de Rondônia S.A. will be under a special regime within the new agreement, if there is a transgression of the DECi and/or FECi indicators in 1 (one) year, there will be a sort of warning to the company and if it continues in the following year, showing the trend of non-compliance, it will lose the concession.

For the last year, in 2020, there is not this flexibility and the non-fulfillment of the target in this last year will also result in the loss of the concession. This is very worrying, because Centrais Elétricas de Rondônia S.A. may present results below the regulatory limits for DECi and FECi in the observable years from 2016 to 2019, and, however, if by atypical events not assigned and managed by Centrais Elétricas de Rondônia S.A. like, for example, a period of a totally unfavorable climatic situation, resulting in values of DECi and/or FECi exceeding the limits established for 2020, could result in the loss of the concession.

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

Another question to be asked is the importance of ANEEL disregarding or considering partially the indicators of Continuity Scheduled. Because to attain the targets, investments will be necessary in the network, which would result in a considerable increase in the number of preventive interventions scheduled in the network and in substations for the completion of works of expansion and improvement.

3.6.  ANEEL PLAN OF RESULTS

We highlight that the Plan of Results is in progress at Centrais Elétricas de Rondônia S.A. to improve the Quality of the Service, submitted to the ANEEL in April of this year, whose resources for 2015 are currently equated, but that require defined sources from 2016.

For compliance with the targets of the DECi and FECi Indicators of Continuity several actions have already been initiated and others will start, with the recovery plan already in progress at Centrais Elétricas de Rondônia S.A. and which should be fully executed in the period from 2015 to 2017, as shown in the graph below:

Graph 10 - DECi ANEEL/DEC Limit Plan of results.

Key: Externo = External

Interno = Internal

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

Realizado = Realized

Limite = Limit

Limite ANEEL FEC Global = Overall ANEEL FEC Limit

Limite FEC do Plano de Resultados = FEC Limit of the Plan of Results

Graph 11 - FECi ANEEL/DEC Limit Plan of results.

Key: Externo = External

Interno = Internal

Realizado = Realized

Limite = Limit

Limite ANEEL FEC Global = Overall ANEEL FEC Limit

Limite FEC do Plano de Resultados = FEC Limit of the Plan of Results

3.7.  FINAL ASSESSMENT ON THE TRAJECTORY PROPOSAL PROPOSED BY ANEEL

It is concluded, therefore, that Centrais Elétricas de Rondônia S.A. has what it takes not to violate the DECi and FECi trajectory defined according to the methodology established by ANEEL, considering that the company has a TMAE (Average Time of Emergency Assistance) and an anomalous DEC, which can have an expressive reduction through actions of change of logistics for on-duty services, from the perspective of the dispatch through the integration of teams of services of operation and commercial services, as well as the improvement in increasing the management of productivity. In the case of the FEC the actions listed in the Plan of Results are feasible to reduce the simple frequency of interruptions (number of occurrences), as well as having conviction of the reduction of the coverage of occurrences with the review of the concept of protection and modernization of the network, with the installation of automatic reclosers and remote controllers.

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

Naturally, for the attainment of these objectives, various actions have already been initiated and others to start, included in the Plan of Results, will have to be fully implemented in the period from 2016 to 2020:

1.         The implementation of the investments program for Expansion Works in substations and 69kV lines that should be ready by 2016, in order to expand the capacity of the grid in several points of the system;

2.         The completion of the deployment of the mobile dispatch for occurrences;

3.         The beginning of the new agreement for thermal generation of energy in isolated locations;

4.         Installation and automation of reclosers in the main permissive switches in the urban network;

5.         The regularization of areas of invasions in Porto Velho (Energia+ Project);

6.         Maintenance of energized line able to work in a voltage of up to 69 kV able to intervene in substations and lines;

7.         Intensification of preventive maintenance to reduce the contingencies;

8.         Deployment of reports and more detailed analyses of occurrences in the sub-transmission and substation system.

In this way, through the diagnosis developed when drafting the Plan of Results with intensification of the measures listed therein, it is feasible for Centrais Elétricas de Rondônia S.A, not to breach the limits of the DECi and FECi trajectories in the period comprised between 2016 and 2020.

4.      ECONOMIC-FINANCIAL SUSTAINABILITY

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

4.1.     TARGETS OF ECONOMIC AND FINANCIAL SUSTAINABILITY

In Clause Seven of the draft of the Additive Term to the Concession Agreement, ANEEL establishes the condition of economic and financial sustainability in which the distribution company will have to undertake to preserve, throughout the period of the concession, in the management of its costs and expenses, its debt levels and liquidity, of the investments in replacement, improvement and expansion, in addition to the responsibility for the payment of taxes and the distribution of dividends.

In Annex III of the draft of the Additive Term to the Agreement of Concession - Conditions for extension - efficiency in economic and financial management, in Clause One, ANEEL defines the minimum parameters for the first 5 (five) years of the concession, establishing the following annual targets for the period from 2016 to 2020:

Figure 1 – Parameters of sustainability by 2020

Key: Dívida Líquida = Net Debt

As seen in the figure above, in the first year, 2016, it allows the minimum condition to be ensured through a capital contribution, without additional requirements. However, from the second year, 2017, the cash generation, measured by the EBITDA2 must be positive. This means that just the capital contribution is not sufficient to achieve the target of economic and financial sustainability, but that the operating cash flow generated is positive from 2017 onwards, in such a way that:

·         In 2018, the cash generation must be, besides being positive, sufficient to cover the investments of replacement, measured by the Share of Regulatory Reintegration (QRR, in Portuguese);

·         In 2019, the cash generation in addition to covering the QRR should be sufficient to meet 80% of the debt service, whose formula is given by: net debt vs (80% SELIC);

·         In 2020, the cash generation in addition to covering the QRR must be sufficient to pay the interest on debt given by: net debt vs (111% SELIC).

 2EBITDA - "Earnings Before Interest, Taxes, Depreciation and Amortization".

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

It should be emphasized that the violation of targets in two consecutive years, or in the last year, may result in the loss of the concession. Regarding the SELIC rate (Special System of Liquidation and Custody) according to the draft of the Additive Term, limited to 12.87% p. a., so, on fixing the SELIC rate at this percentage, the conditions described in Figure 1, especially for the 4th and 5th years are shown in Table 1 below:

Table 1 – Annual targets of economic and financial sustainability – Draft of the Additive Term

2016	2017	2018	2019	2020
			EBITDA - QRR -	EBITDA - QRR -
EBITDA >0	EBITDA >0	EBITDA - QRR >0	80% SELIC X	111% SELIC X
			Net DEBT > 0	Net DEBT > 0

4.2.     ANALYSIS OF THE TARGETS OF ECONOMIC AND FINANCIAL SUSTAINABILITY OF CENTRAIS ELÉTRICAS DE RONDÔNIA S.A. FOR 2015 TO 2020 ACCORDING TO THE DRAFT OF THE ADDITIVE TERM

To check if Centrais Elétricas de Rondônia S.A. would attain the targets of economic and financial sustainability as proposed in the draft of the Additive Term, a compilation was performed of the information contained in the Technical Note GDF/DFN-01/20153 drawn up by the Financial Board of Eletrobras, considering data, consolidated and informed, by the Distribution Board of that Controller.

Considering that the horizon of the Study comprises the period from 2015 to 2045, for this Technical Note, the financial years were analyzed until 2020.

According to the stated Technical Note, the values of the EBITDA, NET DEBT and CAPEX4 total are presented in Table 2 below:

Table 2 – EBITDA, Net Debt and TOTAL CAPEX – Study for Renewal of the Concessions – 2015 to 2020 (R$ million)

Description	2015	2016	2017	2018	2019	2020
EBITDA	- 55.034	- 10.134	17.136	49.783	112.587	153.529
Net Debt	789.564	220.684	28.681	-	-	-
Capex	333.073	421.967	388.080	254.377	128.606	257.962

From the Technical Note, some points of the projections were highlighted, namely:

 3 The above mentioned note deals with the simulations elaborated by the Financial Board of Eletrobras, which built the simulation model.

 4 CAPEX  acronym of the expression capital expenditure in English (capital expenditure or investment in capital goods) and designates the amount of money spent on the acquisition (or the introduction of improvements) of capital goods of a given company.

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               i.        Based on the Financial Statements for 2014 and the 1st half of 2015, capturing both the effects on the EBITDA as on debt servicing;

             ii.        In respect of the captures the operation with the Credit Suisse Bank was considered to the sum of R$ 89 million, with the issue of quotas of FIDC (Investment Fund in Credit Rights), with an Interbank Deposit Certificates (CDI) rate + 5.4% p.a., with the redemption period of 84 months, besides a grace period for the principal of 24 months;

            iii.        The macroeconomic indicators adopted were informed by the Financial Board of Eletrobras, as described below:

Table 3 - Macroeconomic indicators - 2015 to 2020

Data	2015	2016	2017	2018	2019 em diante
IPCA (%)	9,10	5,50	4,50	4,50	4,50
IGP-M (%)	7,46	5,50	4,50	4,50	4,50

Key: 2019 em diante = 2019 onwards

            iv.        In relation to the projected EBITDA in the study that resulted in the related Technical Note, it was necessary to adjust it for some events, which were:

·           In the projections the provisions were established for contingencies (civil, labor, Consumer Protection and Defense Program - PROCON, tax/tributaries, regulatory), as described in Annex III of the Technical Note 175/2015, ANEEL will deduct from the EBITDA any value of provisions when its balance is positive. In this way, for the purpose of simulation the estimate of provisions for contingencies was considered, taking as a basis what CERON has already entered in the base date of June 2015, deducting the ratio between Provisions and Income from Supply by 0.34% annually from 2015, which is reflected in the values shown in Table 4 below:

Table 4 – Estimate of the provisions for contingencies – Study for Renewal of the Concessions – 2015 to 2020 (R$ million)

Descrição	2015	2016	2017	2018	2019	2020
PCLD/ Fornecedores	-3,80%	-3,46%	-3,12%	-2,78%	-2,44%	-2,10%
% Variação		-0,34%	-0,34%	-0,34%	-0,34%	-0,34%

Key: Descrição = Description             Fornecedores = Suppliers           % Variação = % Variation

             v.        Some conditions for the projections were also considered:

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

·         Evolution of Tranche A5 according to inflation and market;

·         Evolution of Tranche B6: a) according to inflation, market (no. of consumers and km of network), RTP (Periodic Tariff Review), Factor X7, investments and impact of monetary restatement of the AIS (Assets, Liabilities in Service); b) Approval of 95% of the works conducted with tranche for regulatory assets; c) Coverage of PMSO (Personnel, Material, Third Party Services and Other Expenditure), according to methodology designed for the 4th cycle considering the yield of 2.0%; d) Factor X, according to the methodology designed for the 4th cycle;

·         Curves of redemptions of the existing debt as contracted;

·         Cost of the existing debt: curve of effective cost;

·         Considering the future approvals of the agreement with BIRD (Banco Internacional para Reconstrução e Desenvolvimento - International Bank for Reconstruction and Development), average cost of 10.18% p.a.;

·         New captures conditioned to the ICSD (index of coverage of the debt service) of 1.3;

·         Financing of 65% of the investments to be made;

·         Considers the CCDs (Debt Confession Agreement) signed between Petrobras and the Distributors endorsed by Eletrobras, as well as credits recognized by the CDE (Energy Development Account) account.

This way, on undertaking all the adjustments mentioned above, we verified the attainment of the following targets of economic-financial support, in the period from 2015 to 2020 detailed in Table 5 below, which meets the requirements of ANEEL:

Table 5 – Targets of economic and financial sustainability according to the draft of the Additive Term to the Concession Agreement – 2015 to 2020 (R$ million)

	2015	2016	2017	2018	2019	2020
					EBITDA - QRR -	EBITDA - QRR -
ED Rondônia		EBITDA >0	EBITDA >0	EBITDA - QRR >0	80% SELIC X	111% SELIC X
					Net	Net
					DEBT > 0	DEBT > 0
EBITDA	(55.034)	(10.134)	17.136	49.783	112.587	153.529
QRR = Depreciation				(54.069)	(61.125)	(63.780)
80% Selic vs Net Debt					0
111% Selic vs Net Debt						0
Balance Required by Aneel		(10.134)	17.136	(4.286)	51.462	89.749

 5 Tranche "A" involves the so called "non-manageable costs"

 6 Tranche "B" comprises the remaining value of revenue, involving the "manageable costs"

 7 Factor X is the element by which a possible efficiency gain is transferred to the tariffs through the reduction of part of Tranche B.

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Presidency		Date: 11/11/2015

On the other hand, enabling the appeal for CCC/CDE credits available to the company, the table above will be changed to the table below:

	2015	2016	2017	2018	2019	2020
					EBITDA - QRR -	EBITDA - QRR -
ED Rondônia					80% SELIC X	111% SELIC X
		EBITDA >0	EBITDA >0	EBITDA - QRR >0	Net	Net
					DEBT > 0	DEBT > 0
EBITDA	(55.034)	103.782	17.136	80.332	130.427	155.025
QRR = Depreciation				(54.069)	(61.125	(63.780)
80% Selic vs Net Debt					(47)
111% Selic vs Net Debt						0
Balance Required by Aneel		103.782	17.136	26.263	69.255	91.245

It is worth emphasizing that a quite sensitive variable to attain the regulatory target of economic and financial sustainability in the new model of contractual additive is the generation of cash, measured by the EBITDA. In this analysis, both for the values of PMSO (Personnel, Material, Third Party Services and Other Expenditure) as for PCLD (Provision for Doubtful Receivables) the same as Technical Note-GDF/DFN-01/2015 were maintained, as shown in Table 6 below:

Table 6 – Values of PMSO and PCLD – 2015 to 2020 (R$ million)

Descrição	2015	2016	2017	2018	2019	2020
PMSO Regulatório +50% CAIMI	203.248	212.224	236.162	250.194	275.368	303.033
PMSO Básico	319.826	319.313	324.395	338.993	354.248	370.189
PCLD	- 57.591	- 59.946	- 59.693	- 59.867	- 58.166	- 54.908

Key: Descrição = Description     Regulatório = Regulatory            Básico = Basic

To define the PMSO curve, the insourcing defined by the current legislation in place of the services that are currently carried out by third parties to a ratio of 90%, of the value corresponding to the contracts that will be extinguished, was considered in the Personnel. As the company has no way to do the insourcing in a single year, the replacement will be done gradually by the end of 2017.

In the same way, the total CAPEX values that were considered for the purpose of this simulation, as shown in Table 2, demonstrates the high need for investments that the concession needs to make over the period to comply with its obligations. In this scenario the company counts on the significant coverage of subrogation of CCC (Account of Consumption of Fossil Fuels) for implementation of its works planning, whereby it is fundamental to maintain the balance of the concession.

Other relevant factors that influence in the cash flow are described below:

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Presidency		Date: 11/11/2015

·         level of average inflow of the period corresponds to 97% of the invoiced from 2016 onwards; and,

·         acquisition cost of energy with the resources of tariff subsidies stemming from the CCC, adjusted on the basis of factors of loss cuts.

The study developed by the Financial Board of the Eletrobras, emphasized with data and various premises defined by CERON, considers as a premise, for improving the economic-financial performance of the Company, the conversion, in 2016, of the debt of this distribution company with Eletrobras, source of ordinary resources, whose sum on 06/30/2016 was of R$ 644 million, a fundamental constraint for the positive forwarding of the proposition of vote submitted at the end of this Report.

In addition, the related study indicated the need for capital inflows to the sum of R$ 558 million, with the following schedule of required need to obtain the appropriate economic-financial balance of the company:

ANO	APORTES (R$ Milhões)
2016	9
2017	199
2018	147
2019	0
2020	53
2021	132
2022	0
2023	0
2024	18
TOTAL	558

Key: APORTES (R$ Milhões) = INFLOWS (CONTRIBUTIONS – R$ Million)   ANO = YEAR

Under the above premises included in the stated Technical Note, the mentioned study has calculated that the net present value (NPV) of CERON, i.e., the "Enterprise Value" minus its debt on 06/30/2016, deducted from the conversion of the debt of ordinary resources, with Eletrobras, in capital, is positive and equal to R$ 623   million, highlighting that when appeals to the ANEEL of processes in advanced stage are made feasible, relating to credits in the generation of energy of the isolated systems, with the CCC/CDE Fund, the VPL becomes R$ 706 million, while the sum of inflows indicated above will reduce to R$ 519 million.

On the other hand, it should be noted that the study developed by the Financial Board of Eletrobras evaluated the alternative of no extension of concession, i.e. the "liquidation of the company", as it has by exclusive object the concession of services for the distribution of electrical energy in the State of Rondônia, calculating the negative "liquidation value" of R$ 84 million, liable to be absorbed by its Controlling Shareholder (Eletrobras) taking into account that the company has with it a debt of approximately R$644 million (base of 06/30/2015).

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

The confrontation between the VPL and the "liquidation value" shows the big advantage to the Shareholder in the extension of the concession of the company.

5.   CORPORATE GOVERNANCE AND TRANSPARENCY

Decree no 8.461, of 06/02/2015, provisions in its item I, of the single paragraph of Article 2, that the draft of the Concession Agreement or additive term shall contemplate clauses which:

"I - ensure the economic-financial sustainability of concessionaires and specify guidelines for the strengthening of the corporate governance and minimum parameters of economic-financial indicators, including the obligation of capital inflows by the controllers; and" (our emphasis)

Technical Note no. 175/2015-SCT-SFE-SFF-SRD-SEM/ANEEL, that recommended the opening of the Public Hearing - AP no. 038/2015, in its "Item III - 2.3 - CORPORATE GOVERNANCE AND ECONOMIC AND FINANCIAL SUSTAINABILITY", highlights in paragraph 81, what the Agency understands by Corporate Governance:

"mechanisms, processes and relations by which a company is controlled and run. The structures of governance identify the distribution of rights and responsibilities between the different participants in the company (such as Administrators, partners, creditors, auditors, regulators and other interested parties) and include the rules and procedures for taking decisions in corporate affairs. Corporate governance comprises the processes through which the business objectives are defined in the context of the social, regulatory and market-related environment. Governance mechanisms include the monitoring of actions, policies and decisions of companies and their agents. The corporate governance practices are influenced by attempts to align the interests of all the parties concerned". [8]

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

In this sense, as shown below, ANEEL has introduced in the draft of the additive term to the Concession Agreement, in its CLAUSE EIGHT, rules of corporate governance and transparency as a condition for the Distribution Companies to provide the public service distribution of electrical energy.

            "CLAUSE EIGHT - CORPORATE GOVERNANCE AND TRANSPARENCY - The DISTRIBUTION COMPANY undertakes to use its best efforts to maintain its levels of governance and transparency aligned with the best practices and in line with its condition as provider of essential public service.

Sub-clause One - The DISTRIBUTION COMPANY is obliged to observe the minimum parameters of governance and transparency defined by regulation of the ANEEL that, among others, can comprise rules related to the Administration, the Audit Committee, Audit and Compliance".

Highlighted in Sub-clause One transcribed previously, the forecast of the agency, by means of regulations, establishing rules related to the Administration, which includes the Board of Directors, Executive Board, Audit Committee, Audit and Compliance.

Sub-clause Two establishes that the Agency on drawing up the regulation on the previous item, must observe:

(i) the state-of-the-art of national and international governance, public and private, based on the highest levels of governance of the capital market and required by the regulatory agencies, in addition to studies of academic institutions or related to development, (ii) the level of development and the particularities of the Brazilian electric sector, including the segregation of activities and the need for the shielding and individualization of the distribution companies, (iii) the size of concessionaires, (iv) the time lapsed for adaptation to the regulatory obligations, among other relevant aspects, always observing the corporate law.

 8Shailer, Greg. An Introduction to Corporate Governance in Australia, Pearson Education Australia, Sydney, 2004; "OECD Principles of Corporate Governance, 2004 ". OECD. Retrieved 2013-05-18.;Tricker, Adrian, Essentials for Board Directors: An A–Z Guide, Bloomberg Press, New York, 2009; Janet & Shailer, Greg. The Effect of Board-Related Reforms on Investors Confidence. Australian Accounting Review, 18(45) 2008: 123-134; works stated in "Corporate Governance" in Wikipedia, available on: http://en.wikipedia.org/wiki/Corporate_governance. Last access on: 05/15/2015

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

Sub-clause Three goes on to demand that the DISTRIBUTION COMPANY, from the signing of the agreement, should maintain at ANEEL a declaration of all its Administrators and Tax Advisors affirming that they (i) understand their role and responsibilities arising from the management of an essential public service, (ii) accept responsibility for the quality and timeliness of information provided in the scope of their competence and for (iii) accountability to the Public Power. When there is a change of Administrators and Advisors, the above mentioned declarations should be updated in up to 30 (thirty) days from signing the term of office.

Sub-clause Four provisions on acts that should be submitted to the prior consent of the regulatory agency, according to the procedures laid down in the specific regulation, such as:

I.   The acts and legal operations firmed with:

a)  Its controllers, direct or indirect;

b)  Its controlled companies or associated companies and other subsidiaries or affiliates with a common controller;

c)  Legal entities that have common Administrators to the Distributor; and

d)  Its Administrators.

II.    The change of its constituent acts, except for adaptation to Sub-clause Two of Clause Seven; and

III.  The transfer of its corporate control.

Finalizing CLAUSE EIGHT, related to Governance and Transparency, Sub-clause Five is intended to establish to the DISTRIBUTION COMPANY the following obligations:

I.   Publish its Financial Statements within the time and terms of current standards;

II. Keep accounting records, separately, from the revenues earned with business activities related to Sub-clause Five of Clause One; and

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

III.  Observe the standards governing the regulatory accounting.

Additionally in the Single Paragraph, of Sub-clause Five the Agency establishes that the DISTRIBUTION COMPANY must change, if necessary, and keep in its constituent acts, during the entire concession, the obligations provisioned in CLAUSE EIGHT.

6.   LEGAL ASPECTS

The model of the concession agreement or additive term to extend the concessions of distribution of electrical energy was based on premises and on provisions for the conditioned extension defined in Decree no 8.461, of 2015, ANEEL promoted Public Hearing no. 038/2015, with the aim of enhancing the final term.

The additive term of the agreement was drawn up with the premises for the 4 (four) main pillars, as defined in the aforementioned Decree, ANEEL understanding that this form would allow a regulator to create new tools in order to guarantee the adequate provision of the distribution service. They are: Quality; Economic and financial sustainability; Corporative governance; and, Reasonable tariff.

Considering the main pillars mentioned by the legislation it is necessary to verify its technical specificities brought by the draft according to the anxieties of the Distribution Company.

Regarding the final general draft of the Additive terms it is verified that the agreement should not allow excessive discretion in relation to economic clauses, because the agreements should ensure legal certainty that it will welcome securely the need for investment and the maintenance of the economic equation of the concession. The concession agreement contains clauses still with blank spaces that will fill be the object of completion by the regulation, so, despite Aneel having analyzed this issue with a certain degree of thoroughness, it should consider the possible risks of non-clarity of the rules.

 In the Concession Agreements, it is highlighted that, in view of the wording of sub-clause one of clause six they may harm any eventual requests for Tariff Review in progress or related requests, but it does have a device that "recognizes that the rates in force on the date of signature of this Additive Term, together with the rules for Tariff Repositioning are sufficient for the adequate provision of the service and the maintenance of the economic-financial balance of this Agreement".

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

Here it must be emphasized that only in the following sub-clauses of the same clause six, ANEEL already stipulates basic rules of readjustment, ordinary and extraordinary review of tariffs, as well as, the tranches that can compose each one of the hypotheses of measurement. The Regulatory Body claimed that the intention was to define the period (tariff cycle) in which the rules of the tariff readjustment would be extremely strict, with the exhaustive description of all the elements associated with the calculation and, at the same time, rules for tariff review and the flexible Factor X, reaffirming its competence to regulate the theme.

The same fate of the mentioned first sub-clause above followed the wording of the clause seven. In it there is the statement that the Distribution Company undertakes to maintain the condition of economic and financial sustainability in the management of its costs and expenses, ensuring that there will be a declaration that the economic and financial sustainability is characterized today, observe that:

            The DISTRIBUTION COMPANY undertakes to preserve, during the entire concession, the condition of economic and financial sustainability in the management of its costs and expenses, in the solvency of debt, investments in replacements, improvement and expansion, in addition to the liability for the payment of taxes and in the distribution of dividends.

Another point to be flagged still on the issue of economic and financial sustainability is the limitation of distribution of dividends or payment of interest on own capital, provided for in sub-clause one of the same clause seven:

            Sub-clause One - the non-compliance by the DISTRIBUTION COMPANY of the minimum parameters of economic and financial sustainability defined in this contractual additive will imply, without prejudice of other fiscal-related actions:

I - the limitation of distribution of dividends or payment of interest on own capital whose value, solely or combined, exceeds 25% of the net profit decreased or increased by the amounts intended for the legal reserve (art. 193 of Law no 6.404, 1976) and of the reserve for contingencies (art. 195 of Law no. 6.404, 1976) and reversal of the same reserve formed in previous years, until the regulatory parameters are restored and observable from the regulatory accounting statements of the subsequent calendar year delivered to ANEEL;

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

II - the acceptance of a restrictive regime of agreement with related parties; and

III - the requirement of inflows of capital from CONTROLLING PARTNER(S), to the amount sufficient to meet the condition of minimum sustainability, as detailed by Clause Thirteen.

Single Paragraph - The ceiling of 25% referred to in paragraph I of this sub-clause will be modified, if the supervening legislation changes the percentage of the mandatory dividend established in the second paragraph of art. 202 of Law no. 6.404 of 1976, with the wording given by Law no. 10.303, of 2001.

Notwithstanding the determination of a restriction in the distribution of dividends, the following sub-clause determines - the second - that this fact is inscribed in the constituent acts of the Distributor, within 180 days of the signature of the additive term, according to the following text:

Sub-clause Two – The DISTRIBUTION COMPANY should maintain inscribed in its constituent acts, during the entire concession, the device provided for by paragraph I of the Sub-clause One and by Sub-clause Eight of Clause Two.

Single Paragraph - The amended Constituent Act should be sent to ANEEL in up to 180 days of the date of signature of this Additive Term.

Taking advantage of the register required to amend the constituent acts as a function of item I of the sub-clause one of clause seven, we began to transcribe sub-clause eight of clause two, whose wording should also be inscribed:

Sub-clause Eight - The non-compliance of the overall annual limits of indicators of collective continuity for two consecutive years or for three times in five years may, according to the regulation of ANEEL, involve the limitation of distribution of dividends or payment of interest on own capital, until the regulatory parameters are restored, observing Item I of Sub-clause One of Clause Seven.

Single Paragraph - In the last 5 years of the agreement, aiming to ensure the adequate provision of service by the DISTRIBUTION COMPANY, the provisions in this Sub-clause will apply in the event of any failure to meet the overall annual limits of indicators of collective continuity.

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
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It should be noted that, as already determined by Resolution 334/2008, the acts and legal operations between related parties shall be previously submitted to the acquiescence of ANEEL, now including by virtue of a contractual clause (transcribed below), as well as that in cases of non-compliance with the minimum parameters of economic and financial sustainability, it will entail a restrictive regime of contracts with related parties (paragraph II of the sub-clause one of clause seven transcribed above).

Sub-clause Four - The DISTRIBUTION COMPANY should submit for prior consent of ANEEL, in the hypotheses, conditions and according to the procedure laid down in regulation by ANEEL:

I. the acts and legal operations firmed with:

a) its controllers, direct or indirect;

b) its controlled companies or associated companies and other subsidiaries or affiliates with a common controller;

c) Legal entities that have common Administrators to the Distributor; and

d) Its Administrators

II. The amendment of its constituent acts, except for the adaptation to Sub-clause Two of Clause Seven; and

III. the transfer of its corporate control.

Single Paragraph - The acts and legal operations referred to in subparagraphs (c) and (d) are those in which the current accounting legislation understands as mandatory its disclosure in the financial statements of the Distribution Company.

The inclusion of Clauses on Economic and Financial Sustainability and Corporate Controller Commitments, as determined in Section III of the sub-clause one of clause seven for the obligation of capital inflows to ensure economic and financial sustainability, was performed by the Regulator under the allegation of allowing more solidity of the Brazilian segment of power distribution and align it with the best international practices, with improvement of management practices and increased levels of transparency in the segment.

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

Another obligation to the Controlling Partner imposed to inscribe in the constituent acts is stated in sub-clause one of clause thirteen, which follows and should highlight the obligations imposed even in sub-clauses three and four:

Sub-clause One - The CONTROLLING PARTNER (S) declare(s) that it (they) agree and submit, without any exception, to the conditions of this CONTRACT, obliging it to maintain in the constituent acts of the DISTRIBUTION COMPANY provision in the sense of not transferring, granting or, in any way, divesting, directly or indirectly, freely or onerously, the actions that are part of the block of corporate control without the prior consent of ANEEL.

(...)

Sub-clause Three - the CONTROLLING PARTNER(S) shall sign this ADDITIVE TERM as the intervening party and guarantor of the obligations and duties established herein.

Sub-clause Four - The CONTROLLING PARTNER(S) undertake(s), and commit jointly and severally, irreversibly and irrevocably, to make capital inflows annually to the concessionaire, in up to 180 days counted from the end of each financial year, in the form of a capital stock payment in cash or cash equivalents or by conversion of loan liabilities in capital stock, the total insufficiency that occurs to attain the minimum parameter of economic and financial sustainability foreseen in Clause Seven, whose effectiveness in the inflow will not be considered as delinquency as to the referred metrics.

Now concerning clause eight, which deals with the issues associated with corporate governance and transparency, there is the imposition of observing the regulation that will be edited in the future by ANEEL and may contain, among other points, minimum parameters and regulatory duties related to the Management Board, the Executive Board, the Audit Committee, Audit and Compliance, which could lead to legal uncertainty, since the Distribution Companies remain subject to Law no. 6.404/76 and to the rules of the Securities Commission - CVM, in verbis:

Sub-clause One - The DISTRIBUTION COMPANY is obliged to observe the regulation of ANEEL on governance and transparency that can comprise, among others, minimum parameters and regulatory duties related to the Management Board, the Executive Board, the Audit Committee, Audit and Compliance.

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Sub-clause Two - In the drafting of the regulation, ANEEL will observe: (i) the state-of-the-art of national and international governance, public and private, based on the higher levels of governance of the capital market and required by regulatory bodies, in addition to studies of academic institutions or related to development, (ii) the level of development and the particularities of the Brazilian electric sector, including the segregation of activities and the need for the shielding and individualization of the distribution companies, (iii) the size of concessionaires, (iv) the time lapsed for adaptation to the regulatory obligations, among other relevant aspects, always observing the corporate law.

The next clause that covers the greatest number of new aspects is clause twelve that covers the termination of concession and reversal of assets and associated premises. At this point the greatest concern applies solely to the possibility of opening the process of termination stipulated in sub-clause fourteen, let us see:

Sub-clause Fourteen - For the period from the sixth calendar year following the conclusion of this agreement, the delinquency of the concessionaire arising from the breach of efficiency criteria with respect to continuity of supply or to the economic-financial management will lead to the opening of the process of termination, respecting the provisions of this agreement, particularly the right to the ample and contradictory defense, observing:

I - that the non-compliance with the minimum parameters of economic-financial sustainability for 2 (two) consecutive years, according to the regulation of ANEEL, will characterize the delinquency in relation to the economic-financial management;

II - that the non-compliance of the overall annual limits of indicators of collective continuity for three consecutive years will characterize, according to the regulation of ANEEL, the delinquency in relation to the continuity of supply.

Paragraph One - ANEEL will establish the minimum parameters provisioned in Item I of this Sub-clause prior to the beginning of periods preferably five-yearly, whereby the fixing of new parameters will be observed, among others, the need for a positive EBITDA9 and the capacity of making minimum investments and of debt management.

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

Paragraph Two - ANEEL will establish the limits established by Paragraph II of this Sub-clause prior to the beginning of periods preferably five-yearly.

It is noteworthy that ANEEL will also establish the regulation upon the expiry (paragraph II above), in attention to the orientation prepared in Judgment no. 2253/2015 of TCU, already being ensured in clause twelve in the additive the minimum guarantees to be provided to Distribution Companies as to the form of its measurement and operation:

Sub-clause Seven - If any of the hypotheses of delinquency provided for in the current standards and in this Additive Term is verified, ANEEL will initiate the administrative procedure for verification of the infractions and faults, ensuring the contradictory and ample defense to the DISTRIBUTION COMPANY, and can recommend to the Grantor the declaration of the termination of the concession, which may adopt the following measures, in addition to those provided for in Law 8.987, of 1995 and 12.783, of 2013:

I - Deflagration of the bidding process for the concession;

II - Firming the Concession Agreement with the new concessionaire concomitantly with the declaration of the termination of the concession; and

III - Disciplining a transition phase to resume the service by the new concessionaire.

Paragraph 1 - For the purposes of preserving the continuity of the public service provision, ANEEL may intervene in the DISTRIBUTION COMPANY until the bidding process is completed.

Paragraph 2 - For the purposes of preserving the continuity of the public service provision, the Grantor will establish, 36 months from the expiry of this Agreement, the guidelines for bidding of the public service object of this agreement, whereby for the transition phase, the distribution company undertakes to maintain the provision of adequate services, particularly to:

 9 "Profit before interest, taxes, depreciation and amortization

33

Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

a)    maintain the quality of the provision of the service and the condition of economic-financial sustainability

b)    giving ample access to administrative, commercial and operational information;

c)    submit to the specific regulation of ANEEL for the closure period under agreement;

There is a particular concern at this point, with the methodology adopted by ANEEL to establish the limits adopted in the term (the indicators, DECi - Equivalent Duration of Interruption of Domestic Origin by the Consumer Unit and FECi - Equivalent Frequency of Interruption of Domestic Origin by the Consumer Unit) and the lack of flexibility of these limits, since the infringement may result in the termination of the concession agreement linked to the recurrent discussion in the sector as to the inadequacy of the mentioned indicators in the past.

It must be stressed that the overall limits and the characterization of the infringement are stipulated in the sub-clause three of clause one of Annex II to the Additive Term, whereby the values of Table I are only examples and are applicable to each distribution company listed in Technical Note no. 0335/2015 - SCT-SFE-SFF-SRD-SRM/ANEEL, of September 04, 2015:

Sub-clause Three - The overall annual limits for the DECi and FECi indicators to be met by the DISTRIBUTION COMPANY are presented in Table I below.

Table I - Overall Annual Limits of DECi and FECi.

DECi (hours)					FECi disruptions)
2016	2017	2018	2019	2020	2016	2017	2018	2019	2020
40.00	37.00	32.00	25.00	16.00	30.00	28.00	24.00	18.00	10.00

Sub-clause Four – Failure to comply with the criterion of efficiency related to the quality of the service provided, for two consecutive years during the period of evaluation or in the year 2020, will result in the termination of the concession, in accordance with the Clauses Twelve and Eighteen.

Single Paragraph - The breach of the limit of at least one of the indicators of continuity with regard to the quality of service provided will be considered as non-compliance with the criterion of efficiency as established in Table I.

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
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Moreover, in addition to the conditions imposed above, Clause Eighteen deals with the constraints of the extension, which are:

CLAUSE EIGHTEEN - CONDITIONS FOR THE EXTENSION

In addition to the preceding provisions of this Agreement, the Concessionaire shall observe, for a period of 5 (five) years counted from January 1, 2016, the conditions for the extension established in Annexes II and III.

Sub-clause One - The non-compliance of one of the conditions for extension provisioned in Annexes II and III for two consecutive years or of any of the conditions at the end of the period of five years, will lead to the extinction of the concession, respecting the provisions of this agreement, particularly the right of ample and contradictory defense.

Sub-clause Two – The other regulations of quality and economic-financial remain valid and shall apply to the CONCESSIONAIRE concomitantly with the provisions of Annexes II and III.

Clause Twelve also brings the additive, the possibility of the concessionaire itself presenting the transfer plan of the corporate control before the establishment of the administrative procedure for determination of non-compliance with the constraints of extension:

Sub-clause Eight – The concessionaire may present a transfer plan of corporate control prior to the filing by the ANEEL of an administrative process in the face of non-compliance with the conditions for the extension provisioned in clause eighteen, observing that:

I - The plan for transfer of corporate control should demonstrate the feasibility of the exchange of control and the benefit of this measure for the adaptation of the service provided.

II - The transfer of corporate control should be completed before the establishment of the process for the extinction of the concession.

III - If the non-compliance of the transfer plan of the corporate control by the concessionaire or their non-approval by Aneel is verified, it will establish the process of extinction of the concession and it will be up to Aneel to instruct the process and forward it to the Ministry of Mines and Energy, with its manifestation.

35

Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

It must be stressed that there is also the possibility of ANEEL delegating to the State the performance of complementary activities:

CLAUSE FIFTEEN - DELEGATION OF COMPETENCE

In view of the provisions of art. 36 of Law no. 9.074/95, and in art. 20 of Law no. 9.427/96, ANEEL may delegate to the STATE OF RONDÔNIA the competence for the performance of complementary activities of monitoring and mediation of the public services of electrical energy provided by the DISTRIBUTION COMPANY.

Single Sub-clause – The delegation of competence provided for in this Clause will be conferred in terms and conditions that may be defined in the Agreement of Cooperation.

The improvements proposed in the Public Hearing 38/2015 were synthesized by the Superintendences of ANEEL through the themes, whose main questions follow to the illustration of disputes.

In relation to contributions concerning to Economic Clauses, the main topics discussed at the Public Hearing were a) normative density of the agreement; (b) rules for tariff review, investments and Factor X; c) variations in the purchase of energy and economic and financial balance; d) exceedance of demand and surplus of reactive and e) operational and economic rationality.

In relation to contributions concerning the quality of service, the main subjects discussed were a) definition of the DEC and FEC limits for the 5th year of the period of evaluation of the concession agreement; b) purging of scheduled disruptions during the 5 years of evaluation of the concession agreement; c) calculation of the participation of supply for the definition of the internal DEC and FEC limits; d) restriction to the payment of dividends and interest on own capital due to the bad quality of the service provided; e) impact of the transfer of Other Transmission Facilities - DIT in the internal DEC and FEC indicators; and f) recurrence in the non-compliance with the DEC and FEC indicators during the 5 years of evaluation of the agreement of concession.

On the theme of corporate governance and transparency, the most relevant contributions addressed the following themes: a) obligations associated to the corporate governance discussed in Public Hearing 72/2014 (sharing of infrastructure and human resources); b) freedom of management of the business of the distribution sector agents; c) change of social by-laws; d) minimum parameters of corporate governance and transparency; and) acts and legal operations firmed with related parties; (f) dissemination of economic and financial information; g) participation of the controlling partner or another person of its economic group in other ventures of the Electric Sector; h) obligations related to the composition Advisors/Executives and Audit Committee; i) composition of the Audit Committee.

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

The theme of the economic-financial sustainability has received several contributions that focused on the need for capital inflows and the financial trajectory, the most relevant have referred to: a) exclusion of liabilities from the actuarial deficit of the composition of the indebtedness; b) exclusion of expenditure of provisions from the EBITDA; c) the calculation of the Potential EBITDA through the addition of investments; d) creation of exceptions on the needs of capital inflows by market variations and non-manageable costs; e) exchange of Selic with spread by regulatory rates of remuneration (WACC or Kd)10; f) definition of new metrics after the 5th year of concession and g) needlessness of the audit report of the Standardized Monthly Balance Sheet (BMP) and the Quarterly Information Report (RIT) relating to December.

From the reading of the Vote that originated the Outcome of the Public Hearing, it was verified that some points questioned were refuted due to the possibility, in the event of imbalance, that the Concessionaire should request an Extraordinary Tariff Review.

7.   CONCLUSION

As the draft of the above mentioned Additive Term established a horizon of 5 (five) years to attain a set of extremely strict targets in monitoring the regulatory limits provisioned for each company in the study on screen, the following conditions were taken into account.

In this sense, some relevant aspects were highlighted contained in the draft of the Additive Term:

·         The premises of non-breach of the internal DEC and FEC limits established by ANEEL need to be fulfilled in their entirety so that it is possible to attain the quality indicators of the service;

·         Additional restrictions and obligations were added to the distributor and its controllers, such as:

10Weighted Average Cost of Capital (WACC) - Kd (Cost of Debt).

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

✓  Restriction of distribution of dividends above the legal minimum and payment of interest on own capital in the event of non-compliance of targets;

✓  Obligation of capital inflows by the controller in the event of non-compliance of targets;

✓  The need to comply with the annual targets from 2016 from the point of view of quality of service, under penalty of loss of the concession due to the violation of the same indicator for two consecutive years or an infraction in the fifth year;

✓  Recognition of the economic-financial balance of the concession at the time of signature of the Additive Term, in accordance with Sub-clause One of Clause Six;

·         Insertion of rules and parameters of corporate governance, which will be the object of future regulation of the Agency.

Indeed, one of the aspects that deserve to be highlighted is the quantity of contractual clauses that are not self-applicable, such as issues relating to governance, referring to its regulations for future normative acts, which in the molds of the Additive Term will be of competence of the Regulatory Agency and not the object of law.

Thus, in the face of the considerations made throughout this Technical Note, reinforced by the inflows required from the Majority Stockholder, we believe that Centrais Elétricas de Rondônia S.A. - CERON presents, in our opinion, conditions to sign the Additive Term to the Concession Agreement.

Efrain Pereira da Cruz Assistant to the Managing Director	Rubens Aderval Pinto Ramiro Assistant of the Financial Board
John Cleveland Picanço Superintendent of Operations	Antonia Ferraz Ribeiro de Carvalho Assistant of the Commercial Board
Moises Nonato De Souza Assistant of the Managing Board	Edson Ferreira Ramos Department of Regulatory Affairs
Ademir Augusto Silva da Cunha Manager of the Operations Department

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Distribuição Rondônia	TECHNICAL NOTE	Number: PR – 001/2015
Presidency		Date: 11/11/2015

Annex:

      I.        Technical information GDF/DFN-01/2015, of 11/11/2015.

39

RESOLUTION No. 408/15

Summary: approval of the signing of the Renewal of the

Electricity Distribution Concession Agreement

The Management of CELG Distribuição S. A. – CELG D, in the exercise of its powers and based on the Report to the Board of Executive Officers No. PR-049/2015, of November 5, 2015,

HEREBY

1.    recommends the signing of the final draft of the Fifth Amendment to the Electricity Distribution Concession Agreement No. 63/2000-ANEEL, CELG Distribuição S. A. – CELG D, which was published in the Federal Official Gazette (DOU), on October 26, 2015 and Celg D was informed by the Ministry of Mines and Energy (MME) through Circular Document No. 3/2015-SE-MME, of November 5, 2015.

2.    recommends the appraisal of the agreement, referred to in point 1 above, by the Board of Directors of CELG D;

3.    recommends that the Board of Directors of CELG D, in the meeting scheduled for November 6, once the signing of the agreement  referred to in point 1 has been approved, convene an Extraordinary Shareholders’ Meeting of CELG D for December 15, 2015, to secure final approval for signing the aforementioned agreement, based on the voting instructions for the shareholders of Companhia Celg de Participações (Celgpar) and Centrais Elétricas Brasileiras S.A. (Eletrobras);

4.    recommends that the Board of Directors of CELG D, after its decision, submit this material for the consideration of the shareholders of Companhia Celg de Participações (Celgpar) and Centrais Elétricas Brasileiras S.A. (Eletrobras);

5.    observance of the dates stipulated in the points above is contingent upon confirmation by the shareholders of Eletrobras and Celgpar that the date of December 15, 2015 is suitable for holding the Extraordinary Shareholders’ Meeting of CELG D, since it must be held after the Extraordinary Shareholders’ Meetings for shareholders.

RESOLUTION No.      408   /15

2

6.    determines that the Department of Shareholder Relations (PR-SPRA) shall adopt the necessary measures to send the material to the shareholders and publish the convocation of the Extraordinary Shareholders’ Meeting.

This resolution is effective as of this date, and all provisions to the contrary are hereby revoked.

BE IT ENACTED.

Let the interested parties be known.

Goiânia – November 5, 2015

Sinval Zaidan Gama

CEO

Elie Issa El Chidiac Regulatory Director	Cláudio Rubens Pinho Nilo Economic-Financial Director

Auria Neiva Pereira Administrative Director	Orion Andrade de Carvalho Commercial Director

Humberto Eustáquio Tavares Correa Technical Director	Francisco de Assis Soares Distribution Director

PR-APR                                                                                                                                                         PR-SEG/J.S.

  Distribuição Piauí

MINUTES OF THE 46th (FORTY-SIXTH) MEETING OF THE EXECUTIVE BOARD

OF THE ENERGY COMPANY OF THE STATE OF PIAUÍ, HELD

EXTRAORDINARILY ON NOVEMBER 11, 2015.

I certify for all due purposes, that on the eleventh day of November in the year two thousand and fifteen, at 2p.m., at the headquarters of the Energy Company of the State of Piaui, located at Av. Maranhão, 759-South/Centro, in the city of Teresina/PI through interpersonal videoconference system, the Executive Board of the Energy Company of Piaui – CEPISA, registered in the National Registry of Legal Entities - CNPJ under No. 06840748/0001-89 and in the Commercial Regulatory board of the State under the number - NIRE: 22300000233, met extraordinarily. With the participation of the Chief Executive Officer, MARCELINO DA CUNHA MACHADO NETO, the Commercial Director, LUIZ ARMANDO CRESTANA, the Chief Financial Officer, PAULO ROBERTO DOS SANTOS SILVEIRA, the Management Director, LUÍS HIROSHI SAKAMOTO, the Director of Planning and Expansion, PEDRO MATEUS DE OLIVEIRA, and the Director of Regulation and Special Projects, NELISSON SERGIO HOEWELL, assisted by me, Eduardo A. de M. e Alvim Martins Vieira, Secretary-General. The Executive Board decided on the following agenda 1) RAPPORTEUR: Chief Executive Officer – MARCELINO DA CUNHA MACHADO NETO. Chief Financial Officer – PAULO ROBERTO DOS SANTOS SILVEIRA. SUBJECT: Approval of the signing of the extension addendum to the Public Service Concession Contract for Electric Energy Distribution No. 04/2001, signed by the Energy Company of the State of Piaui and ANEEL RES-159/2015 - The Executive Board of the Energy Company of the State of Piaui - CEPISA in the exercise of its powers, based on the terms of the Report to the Board of Directors No. PR-037/2015 of November 11, 2015, and considering the Technical Note PR-002/2015 and the Legal Advice PCJ/EDE No 241/2015, DECIDED TO: 1. Recommend the signing of the Addendum to the Public Service Concession Contract for Electric Power Distribution of the Energy Company of the State of Piaui, to be signed with ANEEL, to provide services to all municipalities of the state of Piaui, under the terms of the minute presented by the Regulatory Agency; 2. Submit the proposal for deliberation to the Board of Directors of the Energy Company of the State of Piaui (CEPISA); 3. Establish that, after the decision of the Board of Directors of this Company, this matter is referred for evaluation of Eletrobras; 4. Propose to the Board of Directors of the company the convocation of an Extraordinary General Meeting to approve, ultimately, the vote guidance that may be issued by the Controlling Shareholder, Eletrobras, related to the signing of the Addendum mentioned in item 1. There being no further issues to discuss, the CEO adjourned the meeting. I, as Secretary of the 46th meeting of the Executive Board, certify that the above text is a full transcription of the minutes contained in the Executive Board’s Minutes Book of 2015 of the Energy Company of the State of Piaui and that the minutes were drawn up by me Eduardo A. de M. e Alvim Martins Vieira, Secretary. The minutes were signed by: MARCELINO DA CUNHA MACHADO NETO, CEO; LUÍS HIROSHI SAKAMOTO, Management Director; LUIZ ARMANDO CRESTANA, Commercial Director; NELISSON SERGIO HOEWELL, Director of Regulation and Special Projects; PAULO ROBERTO DOS SANTOS SILVEIRA, Chief Financial Officer; PEDRO MATEUS DE OLIVEIRA, Director of Planning and Expansion; and EDUARDO A. DE M. E ALVIM MARTINS VIEIRA, Secretary.

Teresina, November 11, 2015

EDUARDO A DE M E ALVIM M VIEIRA

Secretary-General

CELG DISTRIBUIÇÃO S.A. - CELG D
CNPJ/MF No. 01.543.032/0001-04
NIRE 52300002958
PUBLICLY HELD COMPANY

Minutes from the 407th Meeting of the Board of Directors ("407th RCA") of Celg Distribuição S.A. - CELG D ("Celg D"), as required by Law No. 6404, of December 15, 1976, and the Bylaws, of January 23, 2015 ("Bylaws").

1.    DATE, TIME AND LOCATION: November 6, 2015, at 11 am, at the head office, located on Rua 2, Quadra A-37, nº 505, Ed. Gileno Godói, Bairro Jardim Goiás, CEP 74805-180, in the city of Goiânia, capital of the State of Goiás.

2.    AGENDA 2.1 Report to the Board of Directors - RECA PR-036/2015 - Subject: Approval of the signing of the Renewal of the Electricity Distribution Concession Agreement and its referral to the company's Board of Directors for its consideration. ANEEL Public Hearing No. 038/15. 2.2 It is the responsibility of Management to execute all the measures arising from this material. 2.3 Authorize the performance of actions related to the publication of the minutes of this corporate event and its respective decisions.

3.    ATTENDANCE: Board Members, Marcos Aurelio Madureira da Silva, Sinval Zaidan Gama, Rafael Moreira de Aguiar, Pedro Carlos Hosken Vieira, José Fernando Navarrete Pena and Simão Cirineu Dias. Also attended by Juliana Satie Matsutani, Manager of the Executive Secretariat.

4.    PRESIDING BOARD: CEO - Marcos Aurelio Madureira da Silva and Secretary - Juliana Satie Matsutani.

5.    RESOLUTIONS: After the opening of the sessions, the points from the "Order of the Day" were deliberated upon. Point 2.1 Report: RECA PR-036/2015. Rapporteur: Sinval Zaidan Gama. Resolution: the Board of Directors a) recommended signing the final draft of the Fifth Amendment to the Electricity Distribution Concession Agreement No.63/2000-ANEEL – CELG DISTRIBUIÇÃO S.A. – CELG D, which was published in the Federal Official Gazette on October 26, 2015 and Celg D was informed by the Ministry of Mines and Energy (MME) through Circular Document No. 3/2015-SE-MME, of November 5, 2015; b) recommended the convocation of an Extraordinary Shareholders’ Meeting of Celg D for a day that would be compatible with the date for holding the Extraordinary Shareholders’ Meetings of the shareholders of Celgpar and Eletrobras, to obtain final approval for signing the agreement mentioned in point 1 above, based on the voting instructions for the shareholders of Companhia Celg de Participações (Celgpar) and Centrais Elétricas Brasileiras S.A. (Eletrobras); c) recommended sending this material with the supporting documents by mail to the shareholders of Companhia Celg de Participações (Celgpar) and Centrais Elétricas Brasileiras S.A. (Eletrobras) for their consideration; Point 2.2 The members of the Board of Directors decided in favor of attributing prerogatives to the Board of Executive Officers, in order to carry out necessary and indispensable measures, resulting from the decision made in Point 2.1. Point 2.3 The Board, as a supplement to the resolutions of this 407th RCA, permitted their respective publication, without the signatures of the Board Members and in the form of an extract (Article 130, § 2 and § 3, Law No. 6404/1976), in addition to authorizing and deciding on the adoption of the following measures: a) filing and       registration of the minutes of the 407th RCA in the Corporate Registry Office of the State of Goiás (Juceg); b) full publication of the minutes of the 407th RCA, in the Official Gazette of the State of Goiás, pursuant to Law No. 6404/1976 (Article 289, heading, first part and § 3); and c) full publication of the minutes of the 40X RCA or respective extract in the newspaper published at the head office of Celg D, pursuant to Law No. 6404/1976 (Article 289, heading, second part and § 3).

1

6.    CLOSING: There being no further business, the sessions were closed and these minutes were issued, which after being read and approved, were signed by me, the Secretary, and by the Board Members present, who constituted the necessary quorum for the respective resolutions. This is a true copy of the minutes recorded in the appropriate book, and is signed by the CEO and Secretary, to be registered in the Corporate Registry Office of the State of Goiás (Juceg)

Marcos Aurelio Madureira da Silva

Chief Executive Officer

Juliana Satie Matsutani
Secretary

2

  Distribuição Acre

MINUTES OF THE 21st EXTRAORDINARY MEETING OF THE

MANAGEMENT COUNCIL OF THE COMPANHIA DE ELETRICIDADE DO

ACRE, HELD ON NOVEMBER 16, 2015.

On the sixteenth day of the month of November of the year of 2015, at 11 o’clock in the morning, at the head office of Centrais Elétricas Brasileiras S.A – ELETROBRAS, located in Centro Empresarial Varig, SCN Q-04, Bloco B, Pétala D, 8º Andar, Sala 802, Brasília-DF, an extraordinary meeting was held of the Management Council of Companhia de Eletricidade do Acre, registered in the Cadastro Nacional de Pessoa Jurídica – CNPJ under no. 04.065.033/0001-70 and in Trade Association of the State of Acre under Corporate Registration Identification Number– NIRE 1230000009-0, duly installed in the form of the law and in compliance with its current Bylaws, to which I, Thania Cristina Silva da Cruz, Secretary-general was secretary. The meeting was attended by the President of the Management Council MARCOS AURÉLIO MADUREIRA DA SILVA and the other Counselors, RICARDO ALEXANDRE XAVIER GOMES, TELTON ELBER CORREA, ROMÁRIO DE CASTRO MESQUITA e GERCILENE DE OLIVEIRA NUNES. Absence but with justification GEORGE ALBERTO DE AGUIAR SOARES. Moving into the Order of the Day: 1. RAPPORTEUR: Counselor: RICARDO ALEXANDRE XAVIER GOMES. TOPIC: approval of the signature of the Additive Term of Extension of the Public Service of Distribution of Electric Energy Concession Contract no. 06/2001, signed between Companhia de Eletricidade do Acre and ANEEL. DEL 027/2015. The Management Council of the Companhia de Eletricidade do Acre, in the delivery of its attributions, and signing off on the decision of the Executive Board, specified by way of the Board Decision no. 104/2015, of 11/11/2015, HAS DELIBERATED: 1. To recommend the signature of the Additive Term of Extension of the Public Service of Distribution of Electric Energy of Companhia de Eletricidade do Acre, to be established with ANEEL, in order to provide services to all the municipalities in the State of Acre, in the terms established in the draft presented by the Regulatory Agency; 2. Establish that this topic should be referred for appreciation by Centrais Elétricas Brasileiras S.A. (Eletrobras); 3. Approved convening an Extraordinary General Assembly with a view to approving, in final instance, the outcome of the vote to be given by the Controller Shareholder, Centrais Elétricas Brasileiras S.A. (Eletrobras), with respect to the signature of the Additive Term mentioned in item 1. Having no further to deal with, the President of the Consul drew the works to a close and I, Thania Cristina Silva da Cruz, Secretary-General, drafted the Original Minutes, that after reading and found to be compliant, were signed by the President of the Council, Marcos Aurélio Madureira da Silva, and by the following management counselors in attendance: Ricardo Alexandre Xavier Gomes, Romário de Castro Mesquita, Gercilene de Oliveira Nunes and Telton Elber Correa. I hereby declare that these Minutes are the faithful copy of the original, drafted in purpose specific book, and appropriately signed by me. Brasília – DF, November 16, 2015.

1/2

   Distribuição Acre

THANIA CRISTINA SILVA DA CRUZ

Secretary-General

2/2

THE MINUTES OF THE 30th SESSION OF THE AMAZONAS'S BOARD

OF DIRECTORS DISTRIBUTION OF ENERGY SA, HELD ON 16

NOVEMBER of 2015.

On the sixteenth day of November in the year two thousand and fifteen, starting at nine and a half hours at the headquarters of Centrais Elétricas Brasileiras SA - Eletrobras, located at the Business Center Varig, SCN, Block 4, Block B, No. 100, Room 802, Brasilia (DF), through interpersonal videoconference system, met the extraordinary Board of Directors of Amazonas Distribuidora de Energia SA, registered in the National Register of Legal Entities - CNPJ under No. 02341467/0001 -20 and Amazonas State Board of Trade - JUCEA under the Number of Business Registry ID - NIRE 1330000612-9, properly installed in accordance with law and its Bylaws in secretariat for me, Ricardo Pereira da Silva, Secretary General, attended by the President MARCOS AURÉLIO MADUREIRA DA SILVA, and the other Board members, ladies ANTONIO PAIVA CARLOS DE FARIA, TULIO Neiva RIZZO, ROBÉSIO MACIEL DE SENA, and ROBERT OF LINCOLN SOUZA COSTA. The Board ADOLFO RIBEIRO MARCOS FERRARI justified his absence. The President of the Board summoned the other Directors to decide on: 1. Agenda, was approved it outlined below: 1.1. Rapporteur: Councillor ANTONIO FARIA DE PAIVA CARLOS. Subject: Addendum Extension of the Public Service Concession Contract for Electric Energy Distribution No. 020/2001. DEL-062/2015. The Council of Amazonas Distribuidora de Energia SA, in the exercise of his powers, considering the resolution of the Executive Board RES 257/2015, of 11.11.2015, and considering also the Legal Opinion No. 240/2015, 11 / 11/2015 and Technical Note PR-001/2015, 11.11.2015, DECIDED: 1. To approve the signing of the Addendum to the Public Service Concession Contract for Electric Power Distribution of Amazonas Distribuidora de Energia SA, to be signed with the Grantor, represented by the Ministry of Mines and Energy (MME), the controlling shareholder, represented by the Centrais Elétricas Brasileiras SA (Eletrobras), under the terms of the draft presented by the National Electric Energy Agency (Aneel). 2. Submit this matter for consideration of Centrais Elétricas Brasileiras SA (Eletrobras). 3. To convene an Extraordinary General Meeting to approve, ultimately, the vote guidance that may be issued by the controlling shareholder, Power Plants Brasileiras SA (Eletrobras), related to the signing of the Addendum referred to in item 1 of this Resolution. Nothing further to discuss, the meeting was closed and I, Ricardo Pereira da Silva, Secretary General, lavrei these Minutes that were signed by me and by the members present. Brasília (DF), 16 November 2015. (aa) Lords AURÉLIO MARCOS MADUREIRA DA SILVA, President of the Council ANTONIO PAIVA CARLOS DE FARIA, TULIO Neiva RIZZO, ROBÉSIO SENA OF ROBERT OF LINCOLN and MACIEL SOUZA COSTA, members, and RICARDO PEREIRA DA SILVA, Secretary General. DECLARATION: I, Ricardo Pereira da Silva, Secretary General of the Amazonas Distribuidora de Energia SA, declare that the full text of this Act is entered in the "Minutes Book of the Board of Directors of Amazonas Distribuidora de Energia SA, no. 10 ".

RICARDO PEREIRA DA SILVA

General Secretary

Distribuição Rondônia

MINUTES FOR THE 21st BOARD OF ADMINISTRATION MEETING OF

CENTRAIS ELÉTRICAS DE RONDÔNIA S.A. – CERON, HELD EXTRAORDINARILY

ON OCTOBER 16, 2015.

           On November twenty one, two thousand fifteen, at 4 o´clock, at EDE’s Office, Edifício Centro Empresarial VARIG – SCN, 8º andar, Quadra 04, Bloco B, Pétala C, nº 100, CEP: 70.714-900, in Brasília (DF), the Board of Administration of Centrais Elétricas de Rondônia S.A. - CERON, registered in the National Registry of Legal People – CNPJ under n. 05.914.650/0001-66 and  at the Commercial Board of the State of Rondônia under Company Identity Register Number – NIRE 11300000099, duly installed compliant to the law and its Bylaws in force, had a extraordinary meeting, which I, MARIA ROSANA DOS SANTOS MACHADO, Secretary-General, was the assistant. Were present then the President, Mr. MARCOS AURELIO MADUREIRA DA SILVA, and the other Counselors, Mr. LUIZ MARCELO REIS DE CARVALHO, Mr. EDVALDO LUÍS RISSO, Mrs. ANA BEATRIZ SADECK SOARES RODRIGUES and Mrs. FRANCISCA JACIREMA FERNANDES SOUZA. Justified absence of the Counselor, Mr. MARTIM RAMOS CAVALCANTI. The Minutes of the previous meeting were analyzed, read and approved. Afterwards, was addressed: 1. GOVERNING ARTICLES: RAPPORTEUR: Counselor LUIZ MARCELO REIS DE CARVALHO. SUBJECT: Approval of the signing of the Amendment for Power Utility Public Service Concession Agreement Extension n° 05/2001, signed between the Centrais Elétricas de Rondônia S.A – CERON and  ANEEL. DEL-038/2015. The Board of Administration of Centrais Elétricas de Rondônia S.A. - CERON, in the exercise of its statutory duties, endorsing the decision of the Executive Board, through Resolution n. 152/2015, from 11/11/2015; Technical Note PR-001/2015, from 11/11/2015; and of the Legal Opinion of the Legal Consultancy of the Eletrobras Distribution Office PCJ/EDE-243/2015, from 11/11/2015, DECIDED: 1. To recommend the signing of the Amendment to the Power Utility Public Service Concession Agreement of Centrais Elétricas de Rondônia S.A - CERON, to be signed with ANEEL, to attend all the municipalities of the State of Rondônia, as provided by the minutes presented by the Regulating Agency; 2. To establish that, after the decision by the Board of Administration of this Company, the present matter shall be forwarded for appreciation of Centrais Elétricas Brasileiras S.A. (Eletrobras); 3. To propose to the Board of Administration of the company, the calling of an Extraordinary General Meeting aiming at the approval, ultimately, the vote approach that shall be issued by the Controlling Shareholder, Centrais Elétricas Brasileiras S.A - ELETROBRAS, regarding the signing of the Amendment cited on item 1. There being no further matters to discuss, the works shall be closed, and I, Maria Rosana dos Santos Machado, General Secretary, have recorded the present Minutes that will be signed by me and by the Counselors present. The present Minutes is a true copy of the original recorded in an appropriate book. Brasília (DF), November 16, 2015.

MARIA ROSANA DOS SANTOS MACHADO

Secretary-General

1

  Distribuição Piauí

MINUTES OF THE 17th MEETING OF THE

ADVISORY COUNCIL OF COMPANHIA ENERGÉTICA

DO PIAUÍ, HELD ON NOVEMBER 16th 2015

I hereby certify that on the 16th of November of 2015, at 8 AM, at the headquarters of Centrais Elétricas Brasileiras S.A. – ELETROBRAS, Centro Empresarial VARIG, SCN, Quadra 4, Bloco B, nº 100, sala 802, Brasília (DF), the Advisory Board of Companhia Energética do Piauí,  registered in the National Registry of Legal Entities - CNPJ under No. 06840748/0001-89 and in the Commercial Regulatory board of the State under the number - NIRE: 22300000233, properly installed in accordance with law and its Bylaws, , convened extraordinarly, in secretariat by me, Eduardo A de M e Alvim M Vieira, Secretary-General. Also attended MARCOS AURÉLIO MADUREIRA DA SILVA, Chairman, CILAIR RODRIGUES DE ABREU, FRANCISCO DAS CHAGAS MARQUES FERREIRA, JOAQUIM ANTÔNIO CARVALHO DE BRITO, MARCELINO DA CUNHA MACHADO NETO and SÉRGIO GONÇALVES DE MIRANDA, chairmen. The minutes of the previous month were analyzed, read and approved. In the meeting, the following Agenda was discussed: 1. RAPPORTEUR: Counselor MARCELINO DA CUNHA MACHADO NETO. SUBJECT: Addendum Extension of the Public Service Concession Contract for Electric Energy Distribution n° 04/2001, signed between Companhia Energética do Piauí and ANEEL. DEL-041/2015 - The Advisory Board of CEPISA, in the exercise of its powers, considering the resolution of the Executive Board RES 159/2015, of 11.11.2015, and considering also the Technical Note PR-002/2015, 11.11.2015 and the Legal Opinion No. PJC/EDE 241/2015, DECIDED: 1. To recommned the signing of the Addendum to the Public Service Concession Contract for Electric Power Distribution of Companhia Energética do Piauí, to be signed with ANEEL, for servicing all the municipalities in the State of Piauí, under the terms of the draft presented by the National Electric Energy Agency (Aneel); 2. To recommend that this matter be submitted for consideration by Centrais Elétricas Brasileiras S.A. (Eletrobras); 3. To convene a Special Shareholders Meeting to approve, ultimately, the vote guidance that may be issued by the controlling shareholder, Centrais Elétricas Brasileiras SA (Eletrobras), related to the signing of the Addendum referred to in item 1 of this Resolution. The meeting was adjourned. I hereby certify that these minutes are a true copy of the original, drafted by me in a Advisory Board’s Minutes Book of Companhia Energética do Piauí, and that they were written by me, Eduardo A. de M. e Alvim Martins Vieira, Secretary General, and signed by: MARCOS AURÉLIO MADUREIRA DA SILVA, Chairman; MARCELINO DA CUNHA MACHADO NETO; CILAIR RODRIGUES DE ABREU; FRANCISCO DAS CHAGAS MARQUES FERREIRA; JOAQUIM ANTÔNIO CARVALHO DE BRITO and SÉRGIO GONÇALVES DE MIRANDA Counselors; and EDUARDO A. DE M. E ALVIM MARTINS VIEIRA, Secretary General.

Brasília, November 16th 2015

EDUARDO A DE M E ALVIM M VIEIRA

Secretary General

Distribuição Roraima

MINUTES OF THE 21th BOARD OF DIRECTORS MEETING OF BOA VISTA ENERGY S/A, EXTRAORDINARILY HELD ON 16 NOVEMBER 2015.

On November 16th, of the year two thousand and fifteen, at 10 (ten)AM, at the central office of Centrais Elétricas Brasileiras SA - ELETROBRAS, located in the SCN, Q-04, Block B, No. 100, room 802 - 8th floor, Centro Empresarial VARIG - Pétala C, Brasilia (DF), an extraordinary meeting was held of the Board of Directors of Boa Vista Energia SA, registered in the National Register of Legal Entities - CNPJ under No. 02.341.470/0001-44 and the Trade Board of State of Roraima under the Corporate Identification Registration Number - NIRE 14300000547, properly installed in accordance with the law and its Bylaws.  Attended by the Chairman of the Board, Mr. MARCOS AURÉLIO MADUREIRA DA SILVA and the rest of the Directors: Mr. PAULO CESAR MAGALHÃES DOMINGUES, Mr. RODRIGO MOREIRA, Mr. GISSELIO CUNHA COSTA, Mr. CILAIR RODRIGUES DE ABREU and Mrs. JULIANA NUNES ESCÓRCIO LIMA MOURA, to which I, OBERICO FERREIRA BARBOSA, Secretary-General, was secretary. Starting the meeting, the President Mr. AURÉLIO MARCOS greeted everyone and called the Directors, to consider the following subject on the agenda: 1. Rapporteur: Councillor RODRIGO MOREIRA. Subject: Addendum of Extension for the Public Service Concession Contract Signing Approval for Electricity Distribution No. 021/2001, signed between Eletrobras Distribuição Roraima - EDRR and ANEEL. DEL 020/2015. The Board of Directors of Boa Vista Energia S/A, in exercise of its statutory duties, and considering the Board Resolution No. 091/2015 of 11/11/2015, DECIDED: 1. To ratify the recommendation of signing the Addendum for Public Service Concession Agreement  of Distribution of Electric Energy by Eletrobras Distribuição Roraima, to be signed with ANEEL, for service in the city of Boa Vista, capital of the State of Roraima, under the terms of the draft presented by the regulator agency; 2. To approve the referral of this paper to be appreciated by Centrais Elétricas Brasileiras S.A. (Eletrobras); 3. To approve the calling of the extraordinary General Assembly willing to approve, in last instance, a voting guide that may be issued by the Controlling Shareholder, Centrais Elétricas Brasileiras S.A. (Eletrobras), related to the signature of the Addendum mentioned in item 1. Having no further maters to discuss, the meeting was closed and I, the OBERICO FERREIRA BARBOSA , General Secretary took these Minute that was signed by me and by the Directors. Brasília - DF, November 16,  2015.

MACOS AURÉLIO MADUREIRA DA SILVA	PAULO CESAR MAGALHÃES DOMINGUES
President	Counsellor

CILAIR RODRIGUES DE ABREU Counsellor	RODRIGO MOREIRA Counsellor

JULIANA NUNES ESCÓRCIO LIMA MOURA Counsellor	GISSELIO CUNHA COSTA Counsellor

OBERICO FERREIRA BARBOSA
Secretary-General

Distribuição Alagoas

MINUTES OF THE 16th BOARD OF DIRECTORSCOMPANHIA ENERGÉTICA DE ALAGOAS - CEAL, extraordinarily HELD ON 16 NOVEMBER 2015.

On November 16th, in the year two thousand and fifteen at eight o'clock at the headquarters of Centrais Elétricas Brasileiras SA - Eletrobras, located at the Business Center Varig, SCN Quadra 04, Block B, No. 100, Room 802, Brasilia (DF), ordinarily had a meeting the Board of Directors of Energy Company of Alagoas - CEAL, enrolled in the National Register of Legal Entities - CNPJ under no.12272084 / 0001-00 and the Board of Trade of the State of Alagoas - JUCEAL under the Number of Business Registry ID - NIRE 27300000190, properly installed in accordance with the law and its Bylaws in secretariat for me, Iolanda Marques Peixoto da Silva, Secretary-General .With the presence of President AURÉLIO MARCOS MADUREIRA DA SILVA, and the Directors, RODRIGO ALVES TEIXEIRA, CÍCERO VLADIMIR DE ABREU CAVALCANTI, THOMAS ANDERSON Acioli CÂNDIDO, JURACI CANDEIA DE SOUZA, and Counselor, Ms. MARTHA LYRA BIRTH. Moving on to the Agenda: 1. RAPPORTEUR: Advisor CÍCERO VLADIMIR DE ABREU CAVALCANTI. SUBJECT: Addendum Extension of the Public Service Concession Contract Signing Approval Electricity Distribution No. 07/2001, to be signed between Companhia Energética de Alagoas - CEALand the Agência Nacional de Energia Elétrica - ANEE. DEL-045/2015. The Board of Directors of Companhia Energética de Alagoas – CEAL, in exercise of his powers, endorsing the decision of the Executive Board under Resolution no. 135/2015 of 11/11/2015, Technical Note No. 004 / PR / 2015, 11/11/2015, and Legal Opinion PCJ / EDE No. 242/2015 of 11/11/2015, DECIDED: 1. to recommend signing the Addendum Extension of the Concession Contract for Electric Power Distribution of Public Service No. 07/2001, the Energy Company of Alagoas - CEAL, to be signed with the Agência Nacional de Energia Elétrica - ANEEL, to service all municipalities in the state of Alagoas, under the terms of the draft presented by the Regulator; 2. provide that, after the decision of the Board of Directors of the Company, this matter is referred for evaluation of Centrais Elétricas Brasileiras SA - Eletrobras; 3. propose to the Board of Directors to convene an Extraordinary General Meeting to approve, ultimately, the vote guidance that may be issued by the Controlling Shareholder, Centrais Elétricas Brasileiras SA - Eletrobras, related to the signing of the Addendum mentioned in item 1.Nothing further to discuss, the meeting was closed, and I Iolanda Peixoto Marques da Silva, Secretary-General, made this Act which, after being read and approved, was signed by me and by all attending members. Brasília (DF), November 16, 2015. (aa) Mr. Marcos Aurélio Madureira da Silva, Chairman, Mr. Rodrigo Alves Teixeira, Mr. Cicero Vladimir Cavalcanti de Abreu, Mr. Thomas Anderson Acioli Candide, Ms. Juraci Candeia de Souza and Ms. Martha Lyra Nascimento, members, and Iolanda Peixoto Marques da Silva, Secretary-General. DECLARATION: I, Iolanda Peixoto Marques da Silva, Secretary-General, declare that these minutes are a true copy of the original, drafted by me in purpose specific book. Brasília (DF), November 16, 2015.

Iolanda Marques da Silva Peixoto

Secretary-General

DATE 10/19/2015

NT- DD-002/2015

Technical Note

Title	Sustainability of the Quality of Service of CELG DISTRIBUIÇÃO S.A.
Subject

Feasibility assessment of the improvement and sustainability of the quality of service of CELG DISTRIBUIÇÃO S.A. after renewal of the electricity concession based on the regulatory requirements set forth in the amendment to the Concession Agreement.

Author(s)	Distribution Board

Company	Eletrobras – Distribution Board
Category Keyword	Renewal of the concession

Page 1 / 11	NT-DD-002/2015

  INTRODUCTION

The purpose of this Technical Note is to assess the sustainability of the quality of service of CELG DISTRIBUICÃO S.A., hereinafter referred to as CELG D, following the renewal of its Concession Agreement, determining whether it is feasible for that distributor to not violate the trajectories of the annual limits of its respective continuity indicators (FEC and DEC), corresponding to outages originating from within its distribution system, that were presented in Technical Note No. 0175/2015-SCT-SFE-SFF-SRD-SEM/ANEEL, of June 8, 2015, disclosed in Public Hearing No. 038/2015.

  RESULTS PLAN SUBMITTED TO ANEEL

Before addressing the feasibility assessment as to whether CELG D can comply with the internal FEC and DEC limits defined in the aforementioned ANEEL Technical Note, it should be noted that in February 2015, that Agency, through Note No. 32/2015-DR-ANEEL, presented a diagnosis of the distribution services provided by CELG D, pinpointing three areas with unsatisfactory performance, namely: (i) continuity indicators, (ii) Aneel Consumer Satisfaction Index (IASC), and (iii) safety of the work and population, which led ANEEL  to request short and mid-term measures to be taken to improve performance in those areas, which will be presented in the form of a Results Plan. To this end, ANEEL proposed a roadmap with guidelines for the document, which CELG D developed into a Works Plan and Management Plan for Maintenance, Operation, Consumer Complaints and Safety.

Thus, on April 16th this year, through the letter PR-0837/2015, CELG D submitted to ANEEL the document RESULTS PLAN FOR IMPROVEMENT OF DISTRIBUTION SERVICES, a copy of which is contained in ATTACHMENT I, which, notably, in subsection 4.1, deals with the diagnosis and indication of the causes that raised and have maintained the Continuity Indicators (FEC and DEC) at levels exceeding the regulatory standards, namely:

a)   relatively high rate of outages/kilometer of network/year (0.75 in 2013 and 0.77 in 2014), only considering the medium and low voltage grid; and

b)   high Average Emergency Services Response Time (TMAE), primarily due to the low productivity of outsourced distribution grid maintenance teams, remunerated according to availability and not productivity.

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The RESULTS PLAN showed that the increasing deterioration in quality, which started in 2006 when the company was penalized through the freezing of tariffs, was only stabilized in 2013 with an FEC 12-month moving average ranging from 26.2 to 27.9, from January/2014 to October/2014. However, effective maintenance actions and improvements to the distribution grid have succeeded in continually decreasing this average, which reached 26.7 in February/2015. At the same time, the DEC moving average was reduced from 42.5 hours in September 2014 to 37.8 hours in February 2015, as can be seen in Figures 4.7 and 4.13 of this plan.

The aforementioned document specifies in Section 4.1.8 and outlines in Attachment I a significant set of actions to improve the Continuity Indicators, focusing on the relevant electrical sets, as well as the most critical ones, enabling effective oversight, whether by CELG D or ANEEL.

In addition, Section 4.2 of the RESULTS PLAN highlights projects that are part of the distributor's Expansion Plan, which focus on major improvements in 27 (twenty-seven) substations, involving the replacement of transformers which are either overloaded or whose useful life has been exceeded, replacement of medium voltage cubicles that had been causing serious incidents, and replacement/installation of reclosers and circuit breakers to improve protection selectivity, as well as 6 (six) 69 and 138 kV lines, with replacement of insulation and use of polymeric insulators and a review of its grounding systems.

Lastly, Section 4.3 of this PLAN contains the expected results of the actions on the DEC and FEC Continuity Indicators. Figures 4.3.1 and 4.3.3, below, present the overall projected DEC and FEC trajectories of CELG D, versus the regulatory limits set by ANEEL, in 2013, in the Third Tariff Revision Cycle (3rd CRT), for the quadrennium 2014-2017, showing that only in 2019 will it be feasible for the distributor to achieve the extension of the trajectory of the overall DEC and FEC regulatory limits from the Third Tariff Revision Cycle.

Page 3 / 11	NT-DD-002/2015

Later, on August 12, 2015, ANEEL, via Document No. 310/2015-DIR/ANEEL, presented an assessment of this PLAN, stating in Section 1:

"Based on the qualifications submitted, we consider that the proposed Results Plan submitted by CELG D partially meets the overall guidelines established by the Board of ANEEL and that the distributor should proceed with the proposed actions."

Following this, on August 24, 2015, CELG D sent the letter PR-1452/2015, presenting the FIRST FOLLOW-UP REPORT OF THE ANEEL RESULTS PLAN - Pursuant to Aneel Document 310/2015, a copy of which is found in ATTACHMENT II, which, in reference to the Continuity Indicators, demonstrated that the FEC moving average has continued to decrease, reaching 25.74 in June 2015, and that the DEC moving average has not grown, remaining at a level of approximately 40 hours from March to June 2015, as shown, respectively, in Figures 5 and 4 of the aforementioned report, presented below, along with the averages for the months of July and August, obtained from CELG D.

Page 4 / 11	NT-DD-002/2015

Although it can be seen that CELG D has been making progress in reducing the single frequency of incidents as a result of the maintenance and improvement actions that were done in its distribution network, especially medium and low voltage, it has still not been able to achieve a significant improvement in reducing Average Emergency Services Response Time (TMAE), which will only be possible upon completion of the tender processes for contracting multidisciplinary teams, remunerated for units of service and not availability, to work on scheduled commercial services, as well as emergency services, in its low voltage network. This network are subject to a higher number of incidents during storms, high winds and heavy rain, which normally occur in the State of Goiás during the rainy season from October to March.

Page 5 / 11	NT-DD-002/2015

Having presented the information contained in this section of the Technical Note, we will now move on to its objective.

  FEASIBILITY ASSESSMENT AS TO WHETHER CELG D CAN MEET THE CONDITIONS FOR ADEQUATE PROVISION OF SERVICES

It is known that once the Amendment to the Concession Agreement is signed, the adequacy of the distribution service provided by CELG D will be measured by ANEEL as per Clause 2 of this amendment, which establishes the following:

CLAUSE 2– CONDITIONS FOR PROVIDING PUBLIC SERVICES

In the provision of the electricity distribution services referred to in this Contract, the DISTRIBUTOR agrees to provide adequate services, having ample freedom to direct its business activities, investments, personnel, material and technology, in compliance with the requirements of this Contract and legal and regulatory standards, as well as the instructions and decisions of the GRANTING AUTHORITY and ANEEL.

Subclause 1 – The DISTRIBUTOR agrees to adopt appropriate technology and use operating methods, materials, equipment and facilities which, in compliance with Brazilian technical standards, ensure adequate electricity distribution services, as well as the safety of employees and facilities, pursuant to the standards applying to the sector.

Subclause 2 – The provision of adequate services presupposes the adoption of best practices in the sector and applicable standards, particularly in terms of operation, maintenance, electricity system planning and modernization of the facilities.

Subclause 3 – The DISTRIBUTOR will respond to the requests of interested parties to use the distribution services, as per the conditions set forth in the contracts and ANEEL regulations, ensuring impartial treatment for all users.

Subclause 4 – Suspension of electricity distribution services may occur for technical or safety reasons or due to noncompliance on the part of the user, considering the interest of the community, in accordance with ANEEL regulations.

Subclause 5 – In supplying the electricity distribution services of this Contract, the DISTRIBUTOR will apply equal treatment, including tariffs, to its users, in accordance with ANEEL regulations.

Subclause 6 – The DISTRIBUTOR agrees to respect the quality standards set by ANEEL. (underlining not in the original)

Subclause 7 – Failure to comply with the quality standards set by ANEEL may require the DISTRIBUTOR to compensate users for poor quality of distribution services provided, pursuant to ANEEL regulations, without prejudice to the application of established penalties.

Page 6 / 11	NT-DD-002/2015

Subclause 8 – Failure to comply with overall annual continuity indicator limits for two consecutive years or three times in five years may, pursuant to ANEEL regulations, result in non-distribution of dividends or nonpayment of interest on net equity, until the regulatory parameters are restored, as per Section I of Subclause 1 of Clause 7.

Sole Paragraph – During the last five years of the contract, in order to ensure adequate provision of services by the DISTRIBUTOR, the provision of this subclause will apply if there is any failure to comply with the collective overall annual continuity indicator limits.

Subclause 9– The DISTRIBUTOR agrees to prepare and maintain an updated maintenance plan for its distribution facilities, establishing maintenance frequency and activities that meet the technical specifications of the equipment and ensure adequate provision of service, to be submitted to ANEEL whenever requested.

Subclause 10– The DISTRIBUTOR agrees to achieve the goals of universalization of electricity distribution services, pursuant to ANEEL regulations.

Subclause 11 – The DISTRIBUTOR is responsible to comply with consumer laws, as applicable to the provision of electricity distribution services.

The compliment entitled ATTACHMENT II - CONDITIONS FOR RENEWAL – EFFICIENCY IN THE PROVISION OF DISTRIBUTION SERVICES will also be signed and added to the Amendment, and will contain the following subclauses:

CLAUSE 1 – CONTINUITY OF SUPPLY

The efficiency criterion in relation to quality of service provided will be measured by indicators that take into account the average frequency and duration of electricity distribution service outages.

Subclause 1 – The following indicators will be assessed: DECi – Equivalent Outage Duration of Internal Origin per Consumer Unit and FECi – Equivalent Outage Frequency of Internal Origin per Consumer Unit.

Subclause 2 – The DECi and FECi indicators correspond to the portion of outages originating within the distribution system in order to calculate the DEC and FEC indicators defined in ANEEL regulations, according to the following equations:

where:

DECi = Equivalent Outage Duration of Internal Origin per Consumer Unit;

DECip = DEC due to a scheduled outage originating from within the distribution system, not occurring on a critical day, as defined in ANEEL regulations;

DECind – DEC due to an unscheduled and unpurgeable outage originating from within the distribution system, as defined in ANEEL regulations;

FECi = Equivalent Outage Frequency of Internal Origin per Consumer Unit;

FECip = FEC due to a scheduled outage originating from within the distribution system, not occurring on a critical day, as defined in ANEEL regulations;

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FECind – FEC due to an unscheduled and unpurgeable outage originating from within the distribution system, as defined in ANEEL regulations;

Subclause 3 – The overall annual limits for the DECi and FECi indicators to be achieved by the DISTRIBUTOR are in presented in Table I below.

Table I – Overall Annual DECi and FECi Limits.1

DECi (hours)					FECi (outages)
2016	2017	2018	2019	2020	2016	2017	2018	2019	2020
40.00	37.00	32.00	25.00	16.00	30.00	28.00	24.00	18.00	10.00

Subclause 4 – Failure to fulfill the efficiency criterion related to quality of service provided for two consecutive years during the assessment period or in the year 2020, will result in termination of the concession, pursuant to Clauses 12 and 8. (bold emphasis and underlining not in the original)

 Sole Paragraph – Failure to fulfill the efficiency criterion related to quality of service provided will be considered as violation of the limit of at least one of the continuity indicators established in Table I.

Subclause 5 – The determination of the continuity indicators outlined in this Attachment will be monitored by ANEEL, which may, if inconsistencies are detected in the period under assessment, review the amounts determined and recommend the application of the provision contained in the previous subclause.

Subclause 6 – For confirmation of compliance with the limits established in Table I, outages may be exceptionally disregarded when originating in facilities previously classified as Other Transmission Facilities (DIT) that may possibly be incorporated by the Distributor after the signing of this amendment.

Subclause 7 – The outages referred to in the previous subclause must be determined separately, with specific DEC and FEC indicators, sent monthly to ANEEL for each set of consumer units of the DISTRIBUTOR.

Subclause 8 – The amounts determined for the DECi and FECi indicators in this Amendment will be calculated by ANEEL based on the indicators sent monthly by the DISTRIBUTOR for its sets of consumer units, in accordance with the ordinary procedure established in the ANEEL regulations, and the DEC and FEC indicators for interruptions originating from within Other Transmission Facilities (DIT) that have been incorporated, must be subtracted.

Subclause 9 – The DISTRIBUTOR agrees to send to ANEEL, by February 15 of the year following the tabulation, an official document, signed by the CEO and Directors responsible for determining the indicators, which must confirm that the indicators sent for the previous year were collected and determined in accordance with the procedures established in the ANEEL regulations.

Then, the overall annual limits of DEC and FEC of internal origin per consumer unit, as defined by ANEEL and outlined in Technical Note No. 0175/2015 - SCT-SFE-SFF-SRD-SEM /ANEEL, of June 8, 2015, for the years 2016 to 2019, must be compared with the overall annual DEC and FEC Continuity Indicator targets of CELG D presented in the RESULTS PLAN FOR IMPROVEMENT OF DISTRIBUTION SERVICES for the same years and set forth in the following chart:

1 The annual amounts of DECi and FECi presented in the table are only examples.

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Table II – Overall Annual DECi and FECi Limits.

	DEC				FEC
	2016	2017	2018	2019	2016	2017	2018	2019
DECi and FECi Limits - (Technical Note - ANEEL)	37.48	30.33	21.53	14.11	24.55	20.22	14.88	10.90
DEC and FEC Targets – (Results Plan)	24.25	19.42	16.06	12.70	21.13	16.17	12.99	9.80

The figures presented in the graph below clearly show the difference, that could be called a "safety margin", between the overall annual DEC and FEC targets defined by CELG D and submitted to ANEEL via the RESULTS PLAN for the DEC and FEC Continuity Indicators, for the years 2015 to 2019, as well as the overall annual limits of DEC and FEC of internal origin by consumer unit, set by ANEEL for 2016 to 2020 and outlined in Technical Note No. 0175/2015 - SCT-SFE-SFF-SRD-SEM /ANEEL, of June 8, 2015.

Figure 3.1 – Overall annual DEC projection from the Results Plan versus the DECi limits from Technical Note No. 0175/2015 - SCT-SFE-SFF-SRD-SEM /ANEEL, of June 8, 2015

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Figure 3.2 – Overall annual FEC projection from the Results Plan versus the FECi limits from Technical Note

No. 0175/2015 - SCT-SFE-SFF-SRD-SEM /ANEEL, of June 8, 2015

  CONCLUSION

Based on the information examined in the sections above and assuming effective and timely implementation of the actions listed in the RESULTS PLAN submitted by CELG D to ANEEL on April 16, via letter PR-0837/2015, it can be concluded that it is feasible that CELG D will not violate the overall annual limits of DEC and FEC of internal origin per consumer unit, established by ANEEL for 2016 to 2020 and outlined in Technical Note No. 0175/2015 - SCT-SFE-SFF-SRD-SEM /ANEEL, of June 8, 2015, and will thus not incur the penalty of forfeiture of the extended concession.

Rio de Janeiro – October 19, 2015

Prepared by:___________________________

Leonardo Lins de Albuquerque

Distribution Board Assistant

Approved by: ___________________________

Marcos Aurélio Madureira da Silva

Distribution Officer

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ATTACHMENTS:

 I - RESULTS PLAN FOR IMPROVEMENT OF DISTRIBUTION SERVICES – submitted by CELG D to ANEEL on April 16, 2015;

II - FIRST FOLLOW-UP REPORT OF THE ANEEL RESULTS PLAN - In compliance with Aneel Document 310/2015 – submitted by CELG D to ANEEL on August 24, 2015;

III – Letter CELG D PR-1728/15, dated October 19, 2015.

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DATE 11/16/2015

TN- DD-003/2015

Technical Note

Title

Sustainability of Service Quality of Eletrobras Distributors (EDs), namely:

- Amazonas Distribuição S.A – AmD

- Eletrobras Distribuição Rondônia – EDRO (CERON)

- Eletrobras Distribuição Acre – EDAC (ELETROACRE)

- Eletrobras Distribuição Roraima – EDRR (Boa Vista Energia)

- Eletrobras Distribuição Alagoas – EDAL (CEAL)

- Eletrobras Distribuição Piauí – EDPI (CEPISA)

Subject

Assessment of the feasibility of EDs service quality improvement and sustainability after the concession extension in light of the regulatory requirements specified in the Addendum to the Concession Contract.

Author(s)	Distribution Board – DB

Company	Eletrobras – Distribution Board
Category Keyword	Concession extension.

Technical Note DD-003/2015	Page 1/15

  INTRODUCTION

This Technical Note aims to assess the sustainability of service quality of Eletrobras Distributors1, namely:

- Eletrobras Distribuição Roraima   –  EDRR (Boa Vista Energia);

- Amazonas Distribuição S.A         –  AmD;

- Eletrobras Distribuição Acre        –  EDAC (ELETROACRE);

- Eletrobras Distribuição Rondônia –  EDRO (CERON);

- Eletrobras Distribuição Piauí       –  EDPI (CEPISA);

- Eletrobras Distribuição Alagoas   –  EDAL (CEAL);

after the extension of their concession contracts, analyzing if it is possible not to violate the annual limits of their continuity indicators (FECi and Deci) associated with interruptions of internal origin to their distribution system. The limits are set in Technical Note No. 0335/2015-SCT-SFE-SFF-SRD-SRM/ANEEL, of 09/04/2015, in the context of the regulations of Decree No. 8461/15 of June 2, 2015. The monitoring of those limits by that Agency is set in the addendum draft approved by ANEEL's Executive Board on October 20 of the present year.

  OUTCOME PLAN PRESENTED TO ANEEL

Before discussing the assessment of whether it is feasible for EDs to meet the limits of internal FEC and DEC defined in the aforementioned ANEEL Technical Note, it is worth considering that in February 2015 that same Agency, via Official Letter No. 32/2015-DR-ANEEL presented a diagnosis on the provision of the distribution service by sixteen (16) companies, five (5) of them being EDs, only excluding EDRR (Boa Vista Energia), in which three areas of poor performance were identified, namely: (i) Continuity indicators, (ii) Aneel’s Consumer Satisfaction Index (IASC); and (iii) labor and public safety, ANEEL having requested, in said letter, proof of adoption of short and medium-term measures to be undertaken by companies in order to improve their performance in those areas, and presented as an Outcome Plan to be monitored quarterly.

1 In this document, these companies are collectively referred to as "EDs"

Technical Note DD-003/2015	Page 2/15

Thus, in mid-April of the present year, each of the EDs, except Boa Vista Energia, presented their respective OUTCOME PLAN FOR IMPROVEMENT OF DISTRIBUTION SERVICES to ANEEL, copies of which are presented in Appendix I.

The plans focused on operational management and maintenance actions and investments in renovations and improvements in their respective electric systems, which were already underway and would be developed with the highest priority, in order to reduce the frequency and duration of interruptions to their consumers, so that, until the end of 2017, companies could be in compliance with the limits of continuity indicators’ (DEC2 and FEC3) regulatory levels established at the end of the third pricing review cycle (3rd PRC) occurred in 2013.

Taking the situation occurred in 2014 as the starting point, the five companies submitted annual DEC and FEC goals for 2015, 2016 and 2017, overall and by electric sets, enabling monitoring and control on a monthly basis.

In turn, EDRR (Boa Vista Energia), which was not requested to present an Outcome Plan, has its own goals that have been accepted by ANEEL.

Obviously, the effective implementation of the various actions would be under the assumption of the concession extension and the existence of sufficient financial support, either with adequate funding and/or Eletrobras contributions.

The Outcome Plans submitted to ANEEL did not specify the amounts of financial funds needed to execute them, but those needs were taken under consideration in the preparation of the 2015-2019 Business Plan, now in the final phase of consolidation, and in studies developed by the Financial Board of Eletrobras, with information on the companies, in order to support the decision of its shareholders on the conclusion of the addendum for the extension of the concession contracts.

2 DEC - Equivalent Duration of Interruption per Consumer Unit.

3 FEC - Equivalent Frequency of Interruption per Consumer Unit.

Technical Note DD-003/2015	Page 3/15

  ASSESSMENT OF WHETHER IT IS FEASIBLE FOR ELETROBRAS DISTRIBUIÇÃO AMAZONAS TO MEET THE ADEQUATE SERVICE PROVISION CONDITIONS

We are aware that once the Addendum to the Concession Contract is concluded, the adequacy of the distribution service provision by EDAM will be measured by ANEEL based on the conditions set in clause two of that instrument, which states:

CLAUSE TWO - CONDITIONS OF THE PUBLIC SERVICE PROVISION

In order to provide the public service of electricity distribution referred to in this Contract, the DISTRIBUTOR undertakes to provide the proper service, with ample freedom to manage its businesses, investments, personnel, materials and technology, subject to the provisions of this Contract and legal and regulatory rules, as well as the instructions and decisions of the CONCESSION AUTHORITY and ANEEL.

Sub-Clause One - The DISTRIBUTOR undertakes to use proper technology and employ operational methods, materials, equipment and facilities that, subject to the Brazilian technical standards, ensure the provision of the proper electricity distribution service and the safety of people and facilities, as provided for in the industry rules.

Sub-Clause Two - The provision of proper service presupposes the adoption of the best industry practices and applicable standards, namely concerning the electrical system operation, maintenance and planning and the modernization of facilities.

Sub-Clause Three - The DISTRIBUTOR shall meet the requests of interested parties for the use of the service provided, under the conditions laid down in the contracts and ANEEL’s regulation, ensuring non-discriminatory treatment to all users.

Sub-Clause Four - The suspension of the electricity distribution service shall take place for technical or security reasons and user default, considering the best interest of the community as provided for in ANEEL’s regulation.

Sub-Clause Five - In the fulfilment of the electricity distribution public service object of this Contract, the DISTRIBUTOR shall comply with the equal treatment, including in terms of pricing, of its users, as provided for in ANEEL’s regulation.

Sub-Clause Six - The DISTRIBUTOR agrees to comply with the quality standards set by ANEEL.

Sub-Clause Seven - Failure to comply with the quality standards set by ANEEL could force the DISTRIBUTOR to compensate users for the poor quality of the provision of the distribution service, as provided for in ANEEL’s regulation, without prejudice to the application of penalties.

Sub-Clause Eight - Failure to comply with global annual limits of collective continuity indicators in two consecutive years or three times in five years may, as provided for in ANEEL’s regulation, imply restrictions to the payment of dividends or payment of interest on shareholders' equity, until the regulatory standards are restored, subject to Item I of Sub-Clause One of Clause Seven. (Text not underlined in the original)

Sole Paragraph - In the last 5 years of the contract, in order to ensure the proper provision of the service by the DISTRIBUTOR, the provisions of this Clause shall apply in the event of any failure to comply with global annual limits of collective continuity indicators.

Sub-Clause Nine - The DISTRIBUTOR agrees to establish and update the maintenance plan of the distribution facilities, establishing the periodicity and maintenance activities that meet the technical specifications of the equipment and adequate service provision, in order to present to ANEEL when prompted.

Sub-Clause Ten - The DISTRIBUTOR undertakes to meet the universalization goals for the electricity distribution service, as provided for in ANEEL’s regulation.

Technical Note DD-003/2015	Page 4/15

Sub-Clause Eleven - The DISTRIBUTOR is responsible for the compliance with the provisions of consumer legislation, as applicable to the provision of the electricity distribution public service.

In addition to the Addendum, the supplement named APPENDIX II - CONDITIONS FOR EXTENSION - EFFICIENCY IN THE PROVISION OF THE DISTRIBUTION SERVICE will also be concluded, which shall include the following clause and sub-clauses:

CLAUSE ONE - CONTINUITY OF SUPPLY

The efficiency criterion regarding the quality of service is measured by indicators that consider the frequency and average duration of interruptions of the public service of electricity distribution.

Sub-Clause One - DECi indicators shall be assessed - Equivalent Duration of Internal Interruption per Consumer Unit and FECi - Equivalent Frequency of Internal Interruption per Consumer Unit.

Sub-Clause Two - DECi and FECi indicators correspond to the internal distribution system portion of interruptions used to calculate the DEC and FEC indicators set in ANEEL’s regulation, according to the following equations:

where:

DECi = Equivalent Duration of Internal Interruption per Consumer Unit;

DECip = DEC due to programmed internal interruption of the distribution system, not occurred on a critical day, as set in ANEEL’s regulation;

DECind = DEC due to unscheduled, unsolvable internal interruption of the distribution system, as set in ANEEL’s regulation;

FECi = Equivalent Frequency of Internal Interruption per Consumer Unit;

FECip = FEC due to programmed internal interruption of the distribution system, not occurred on a critical day, as set in ANEEL’s regulation;

FECind = FEC due to unscheduled, unsolvable internal interruption of the distribution system, as set in ANEEL’s regulation.

Sub-Clause Three - The annual global limits of DECi and FECi indicators to be met by the DISTRIBUTOR are presented in Table I below

.

Table I – Annual DECi and FECi Global Limits.4

DECi (hours)					FECi (interruptions)
2016	2017	2018	2019	2020	2016	2017	2018	2019	2020
40.00	37.00	32.00	25.00	16.00	30.00	28.00	24.00	18.00	10.00

Sub-Clause Four - Failure to comply with the efficiency criterion regarding the quality of service, in two consecutive years during the assessment period or in 2020, shall result in the termination of the concession, in accordance with Clauses Twelve and Eighteen. - (Text not underlined in the original)

4 The annual DEC and FEC values in the table are only examples. The values of each company are set in an appendix to Technical Note No. 0335/2015 SCT-SFE-SFF-SRD-SRM/ANEEL, of September 4, 2015.

Technical Note DD-003/2015	Page 5/15

Sole Paragraph - Any breach of the limit of at least one of the continuity indicators set out in Table I shall be considered as non-compliance with the efficiency criterion regarding the quality of service. - (Text not underlined in the original)

Sub-Clause Five - The calculation of the continuity indicators described in this Appendix shall be supervised by ANEEL, which, in case of finding inconsistencies in the calculation for the assessment period, may review the calculated values and recommend the application of the provisions in the previous sub-clause.

Sub-Clause Six - In order to check the compliance with the limits set out in Table I, interruptions originated in facilities previously classified as Other Transmission Facilities - OTF, which may eventually be merged into the DISTRIBUTOR from the conclusion of this addendum, may be exceptionally disregarded.

Sub-Clause Seven - Interruptions mentioned in the previous sub-clause must be calculated separately, in specific DEC and FEC indicators sent to ANEEL on a monthly basis for each set of the DISTRIBUTOR’s consumer units.

Sub-Clause Eight - The calculated values of the DECi and FECi indicators mentioned in this Appendix shall be calculated by ANEEL, based on the indicators sent on a monthly basis by the DISTRIBUTOR for their sets of consumer units, according to the ordinary procedure set in ANEEL’s regulation, and calculated DEC and FEC indicators regarding interruptions originated in merged OTFs must be subtracted.

Sub-Clause Nine - The DISTRIBUTOR undertakes to submit to ANEEL, until February 15 of the year following the year of calculation, an official document, signed by the CEO and the Directors responsible for the calculation of the indicators, which should confirm that the indicators of the previous year were collected and calculated in accordance with the procedures set out in ANEEL’s regulation.

Technical Note No. 0335/2015 SCT-SFE-SFF-SRD-SRM/ANEEL, of September 4, 2015, set DECi (Equivalent Duration of Internal Interruption per Consumer Unit) and FECi (Equivalent Frequency of Internal Interruption per Consumer Unit) goals, i.e. specific continuity indicators for the calculation of which occurrences external to the electrical system of the distributors are excluded.

Under these parameters, ANEEL will monitor whether distributors are complying with the contractual commitments to improve service quality and, if not, subject them to the penalties provided for in Sub-Clause Eight of Clause One of the Addendum and in Sub-Clause Four of Appendix II of said Contract, which are, respectively:

a)    opening of the concession expiry process, in case of breach of any of the limits in two consecutive years during the 2016-2020 assessment period or in 2020;

b)   if there is a breach in two consecutive years or three times in five years, restrictions to the payment of dividends or payment of interest on shareholders' equity, until the regulatory parameters are restored.

Technical Note DD-003/2015	Page 6/15

The annual DECi and FECi limits set by ANEEL for each company are indicated in the following tables.

Table 3

Annual EDs DECi limits

	DECi limits to be established in the concession contract
Distributor	DECi - Starting			DECi Track Record
	point 2014	2016	2017	2018	2019	2020
EDRR (BV ENERGIA)	18.25	18.09	17.93	17.78	17.62	17.46
EDAL (CEAL)	33.03	31.42	26.18	19.72	14.28	12.87
EDPI (CEPISA)	31.58	30.81	28.31	25.24	22.64	21.97
EDRO (CERON)	26.91	26.17	25.44	24.71	23.98	23.25
EDAC (ELETROACRE)	61.41	59.20	52.03	43.21	35.76	33.83
AMAZONAS DIST.	51.84	49.12	46.41	43.70	40.98	38.27

Table 4

Annual EDs FECi limits

FECi limits to be established in the concession contract
Distributor	FECi - Starting			FECi Track Record
	point 2014	2016	2017	2018	2019	2020
EDRR (BV ENERGIA)	22.15	21.07	19.99	18.91	17.83	16.75
EDAL (CEAL)	21.67	20.66	17.36	13.31	9.89	9.00
EDPI (CEPISA)	19.60	19.09	17.43	15.38	13.66	13.21
EDRO (CERON)	23.58	22.31	21.03	19.75	18.48	17.20
EDAC (ELETROACRE)Eletroacre	35.54	34.78	32.29	29.24	26.66	25.99
AMAZONAS DIST.	48.65	46.63	44.60	42.57	40.54	38.51

Thus, there should be a comparison between the annual limits of internal DECi and FECi per consumer unit set by ANEEL, for the years from 2016 to 2020, as set out in Technical Note No. 0335/2015 - SCT-SFE-SFF-SRD-SRM/ANEEL, of 09/04/2015, for the years from 2016 to 2019, versus the annual goals of EDs DEC and FEC global Continuity Indicators, set for the years from 2015 to 2017 in the respective Outcome Plans, which is displayed graphically for each of the six EDs, in the following figures, based on information contained in their technical notes, documents cited as references at the end of this Technical Note.

Technical Note DD-003/2015	Page 7/15

3.1        – For EDRR (Boa Vista Energia)

GLOBAL DEC / DECx / DECi - EDRR
DECx
DECi
Global DEC
DECi ANEEL Limit
Global DEC ANEEL Limit
Business Plan Limit
2012
2013
2014
2015*
2016
2017
2018
2019
2020

Chart 1 - DEC goals (Business Plan) x DECi limits (EDRR)

GLOBAL FEC / FECx / FECi - EDRR
FECx
FECi
Global FEC
FECi ANEEL Limit
Global FEC ANEEL Limit
Business Plan Limit
2012
2013
2014
2015*
2016
2017
2018
2019
2020

Chart 2 - FEC goals (Business Plan) x FECi limits (EDRR)

Technical Note DD-003/2015	Page 8/15

3.2        - For AmD (Amazonas Distribuição S.A.)

Technical Note DD-003/2015	Page 9/15

3.3        – For EDAC (ELETROACRE)

Technical Note DD-003/2015	Page 10/15

3.4        – For EDRO (CERON)

Technical Note DD-003/2015	Page 11/15

3.5        – For EDPI (CEPISA)

Technical Note DD-003/2015	Page 12/15

3.6        – For EDAL (CEAL)

Technical Note DD-003/2015	Page 13/15

  CONCLUSION

Based on the information assessed in the items above and under the premise of effective and timely execution of the actions listed in the OUTCOME PLANS presented to ANEEL by the aforementioned five (5) EDs (Amazonas, Acre, Rondônia, Piauí and Alagoas) in April of the present year, and the Boa Vista Energia S.A. Business Plan, as well as based on the commitments and actions defined in the Technical Notes of those companies, endorsed by the respective Boards, it is feasible for them not to breach their annual global internal DECi and FECi limits per consumer unit, indicated by ANEEL for the years from 2016 to 2020 and detailed in Technical Note No. 0335/2015 - SCT-SFE-SFF-SRD-SRM/ANEEL, of 09/04/2015 and, in doing so, not to incur the penalty of declaration of obsolescence of the extended concession.

Rio de Janeiro, November 16, 2015

Prepared by:___________________________

Leonardo Lins de Albuquerque

Assistant to the Distribution Board

Approved by: ___________________________

Marcos Aurélio Madureira da Silva

Distribution Director

Technical Note DD-003/2015	Page 14/15

APPENDICES:

 I - OUTCOME PLANS FOR IMPROVEMENT OF DISTRIBUTION SERVICES - presented by AmD, EDAC, EDRO, EDPI and EDAL to ANEEL in April/2015;

REFERENCE TECHNICAL NOTES:

a)     EDRR PR-010/2015, of 11.11.2015;

b)     AmD PR-001/2015, of 11.1.2015;

c)     EDAC PR-01/2015, of 11.11.2015;

d)     EDRO PR-001/2015, of 11.11.2015;

e)     EDPI PR-002/2015, of 11.11.2015;

f)      EDAL PR-004/2015, of 11.11.2015

Technical Note DD-003/2015	Page 15/15

MEMORANDUM	Date: 11/12/2015 PGG – 154/2015

From:             Fernando Augusto Macedo de Melo - PGG

To:                  Felipe Baptista da Silva - DFN

Subject:         Renewal of the CELG-D Concession

After analysis of the draft of the Amendment to the Concession Agreement for Electricity Distribution Services, the PGG is in agreement with the practices required by ANEEL and the text contained in Clause 8 – Corporate Governance and Transparency of the aforementioned Amendment.

Sincerely,

Fernando Augusto Macedo de Melo

Head of the Department of Corporate Governance and Businss Performance Management

Attachment:

Draft of the Amendment to the Concession Agreement for Electricity Distribution Services.

MPGG-147/2015/FM/rsspc

Warning No 259/ 2015 / GM-MME

Brasilia, November 18, 2015.

His Excellency

ARMANDO QUEIROZ MONTEIRO NETO
Minister of Development, Industry and Foreign Trade and
President of the National Privatization Council CND-Brasilia-DF

 Subject: setting the minimum selling price for CELG Distribuição S.A. CELG D

Minister,

1. I please request your Excellence for the editing proposal of the resolution of The National Privatization Council-CND to be examined, providing for CELG Distribuição S.A the approval of the privatization conditions, and approval of the minimum price for the issuing of its shares, aiming to alienate the representative share of its shares control through auction, as required by art. 4º, § 3º, of Law Nº 9.491, from September 9, 1997.

2. Therefore, I forward herewith the AEP/SUP letter No. 26, of November 13, 2015 of Banco Nacional de Desenvolvimento Econômico e Social – BNDES (National Economic and Social Development Bank) together with the Privatization Modeling Report  of CELG Distribuição S.A. - CELG D, prepared by the International Finance Corporation IFC, dated of November 5, 2015; CND resolution draft; and Note AEP/JUREP No 10, of November 13 of 2015.

3. In addition, Mr. Minister, the Technical Notes No. 121 and No 122, of the Economic Consulting, dated of November 16 and 18, 2015, and Note No 254, of the Legal Consulting, November 17, 2015, are being sent to justify the urgency of the adoption of the proposed resolution, ad referendum of the Board.

Yours faithfully,

EDUARDO BRAGA

Ministry of Mines and Energy

National Privatization Council  - CND

RESOLUTION No 11, OF NOVEMBER 18, 2015

Approves the privatization conditions of CELG Distribuição S.A. - CELG D and minimal price of shares issued for sale purposes of equity interest representing its controlling interest through auction, as required by art. 4º,§3º, of Law No. 9.491, of September 9, 1997, and other related measures.

THE PRESIDENT OF THE NATIONAL PRIVATIZATION COUNCIL - CND, using the prerogative established in the art. 5º,§ 4º, of Law No. 9491, of September 9, 1997, and to focus on art. 12 of Decree No. 2594 of May 15, 1998,

Whereas:

CELG Distribuição S.A.-CELG D was included in the National Privatization Program – PND on May 13, 2015, by Decree 8449 of May 13, 2015;

Referred decree appointed the Ministry of Mines and Energy as responsible for the implementation and monitoring of CELG D privatization process in accordance with art. 6º,§ 1º of Law 9491 of September 9, 1997, and designated the Banco Nacional de Desenvolvimento Econômico e Social -  BNDES as responsible for hiring the services and provide technical support needed for the implementation of the privatization CELG D;

A shares control in CELG D is owned by Centrais Elétricas Brasileiras S.A. - Eletrobras, which owns approximately 50.93% (fifty point ninety-three percent) of the total and voting capital of CELG D;

49.00% (forty-nine percent) of the shares of CELG D are owned by Companhia Celg de Participações - CELGPar, whose control is held by the State of Goiás;

The Law 12783, of January 11, 2013, on its art. 7º, authorized that the electricity distribution concessions achieved by art. 22 of Law No. 9074, of July 7, 1995, can be extended, under the granting authority's criteria, only once, for a period of thirty (30) years, in order to ensure continuity, efficiency of service delivery, low tariff and meeting the operational and economic rationality criteria;

Decree No. 8461 of June 2, 2015, authorized the Ministry of Mines and Energy to extend the electricity distribution concessions under the scope of art. 7º of Law 12783, of January 11, 2013, for thirty (30) years, since there is expressed acceptance by the concessionaire conditions set out in concession contract or its amendment agreement;

Resolution CNDne 11, of November 18, 2015 Fls. 2

Agência Nacional de Energia Elétrica – ANEEL (National Agency of Electric Energy) promoted in July 2015, the first phase of the Public Hearing 38/2015, and in September 2015, its second phase, aiming to receive contributions to elaborate the concession agreement draft to distributors;

ANEEL published on October 26, 2015, in the Official Gazette (Diário Oficial da União), the Order No. 3540, which approved the draft Amendment to the Concession Agreement, to be signed by CELG D, and recommended to the Ministry of Mines and Energy the grant extension under Decree No. 8461 of June 2, 2015; and

The Ministry of Mines and Energy, on November 5, 2015, through the Circular letter No. 03/2015-SE-MME, provided to the electricity distributors the Amendment draft to the Concession Agreement for approval of their deliberative bodies and subsequent signing;

Decides, ad referendum of the collegiate, to approve the following conditions for the CELG D privatization:

         Art. 1º The privatization of CELG D will be given in the form provided on art. 4º, section l, Law No. 9491, of September 9, 1997, upon the disposition of 76,761,267 (seventy-six million, seven hundred sixty-one thousand two hundred sixty-seven) common shares owned by Eletrobras, which represent approximately 50.93% (fifty point ninety-three percent) of the total and voting capital of CELG D.

Sole paragraph: The minimum sale value of 76,761,267 (seventy-six million, seven hundred sixty-one thousand two hundred sixty-seven) common shares owned by Eletrobras will be 1,427,474,200.79  (one billion, four hundred twenty-seven million, four hundred seventy-four thousand, two hundred reais and seventy-nine cents), including the corresponding amount of the offer to employees and retirees.

Art. 2º As part of the privatization of CELG D, can also be sold pari passu with Eletrobras, in whole or in part, shares owned by CELGPar representing the capital of CELG D, since so authorized by CELGPar and that such shares of its ownership in CELG D that are of sale under the privatization of CELG D are free and clear of any liens, encumbrances or restrictions, also observed procedures applicable along with its controlling shareholder.

Art. 3 The privatization public notice of CELG D will define the lots of shares to be offered, and in the case of more than one lot the purchase must be fully made by the same purchaser.

Art. 4 Is hereby authorized deposit in the National Privatization Fund - FND of shares owned by Celgpar in the share capital of CELG D, in case Celgpar decide to divest all or part of their shares on CELG D.

Resolution CNDne 11, of 18 November 2015 Fls. 3

Once deposited in the FND, Celgpar's shares may only be removed from the FND in the following cases:

I - non-occurrence of CELG D shares auction until November 30, 2016;

II - occurring the auctions until November 30, 2016, but with no alienation of the shares, and

Ill - by reasoned decision of the CND at any time, or whichever comes first.

§ 2 to under the heading of this article, Celgpar should grant to BNDES powers to sell their shares in CELG D.

§ 3 BNDES will receive payment of 0.2% referred to in art. 21 of Law No. 9,491, of September 9, 1997, also levied on the shareholding of Celgpar.

§ 4 the resources from the sale of Celgpar shares ownership will be passed on, in domestic currency, by BNDES directly to Celgpar following art. 42 of Decree No. 2,594, of May 15, 1998, after deduction of the payment provided for in paragraph 3 of this article. as well as the expenses incurred by hiring third parties by the BNDES, in proportion to the percentage sold by Celgpar.

Art. 5º the minimum price of each CELG D share aiming to dispose the respective shares by Eletrobras within the auction referred to in art. 1º will be approximately R$ 18.63 in case of sale of CELG D shares owned only by Eletrobras, in which case should be offered 75,355,789 common shares of CELG D owned by Eletrobras, which reaches the total amount of R$ 1,403,904,334.73 for the lot.

§ 1 In order to allow the transfer of share control of CELG D, in case of the hypothesis provided in this Article caput, will be offered to employees and retirees of CELG D 1,405,478 common shares issued by CELG D, corresponding to approximately 0.93% of the total capital share and voting of CELG D owned by Eletrobras, at the price of R$ 16.77 per share, which reaches the value of R$ 23,569,866.06.

§ 2 the price of each share mentioned in 1 was calculated after applying the discount of approximately 10% compared to the respective minimum price referred in the caput of this article.

Resolution CND ng 11, of November 18, 2015-Fls. 4

Art. 6º In case that Celgpar decides to sell all the shares held jointly with Eletrobras, the minimum price of each CELG D share held by Eletrobras and Celgpar, for disposal purposes, will be approximately of R$ 18.69, totaling a lot of R$ 2,671,672,506.21.

§ 1 in case of what´s in the caput, the price of each share of CELG D in the scope of the offer to employees and retirees of CELG D will be R$ 16.82, which total the amount of R$ 129,112,456.14 already included the discount of approximately 10% compared to the minimum price referred in this article.

§ 2 if it is not offered in the auction all of CELG shares ownership of Celgpar the values specified in the caput of art. 6º, and its §1, should be revised in proportion to the shares actually offered in CELG D privatization notice to ensure Eletrobras full price defined in the sole paragraph of art. 1

§ 3 The review provided for in §2 should ensure the control of CELG D sale, seek to maximize the number of actions offered to employees and retirees and keep the full price of the company, observing the actual percentage of shares offered by Celgpar in the public notice of privatization and the discount of approximately 10% over the revised minimum price.

Art. 7 The enabling conditions for employees and retirees will be defined in the privatization public notice.

§ 1 The total amount of shares of CELG D to be offered to employees and retirees will be divided pro rata and equally among all those considered eligible for the purposes of this article.

§ 2 The remains of the offer to employees and retirees of CELGD could be acquired by employees and retirees of CELG D who have expressly made the reservation in the first offer, limited to twice the amount gained in the first offer.

§ 3 The remains of the second offer to employees and retirees of CELG D should be acquired by the winner of the event, by the price equal to the offering value done to employees and retirees of CELG D and in no later than sixty (60) days counted from the settlement date of the second offer to employees and retirees of CELG D

§4 observing the provisions of §5, the employee or retired of CELG D may only dispose the shares acquired after a period of three (3) years, starting on the signature date of Shares Purchase and Sale Agreement.

Resolution CND ne 11, of November 18, 2015-Fls. 5

§ 5 In the privatization bid should be an obligation to repurchase, by the winners of the event, all CELG D shares acquired by employees and/or retirees CELG D that wish to sell such shares at the minimum price for the sale of control, duly updated by the positive variation of the National Index of Consumer Price (IPCA), published by the Brazilian Institute of Geography and Statistics (IBGE), with additional remuneration of 8% per year, in case of not occurring the opening of CELG D capital and the listing of its shares within three years counting from the signature date of the Agreement for Shares Purchase.

§ 6 The financial settlement of the shares acquired by employees and retirees of CELG D will be in cash and in local currency.

Art. 8 In the privatization bid of CELG D should be set if and in what volume of shares, Celgpar participate in the privatization auction of CELG D.

Art. 9 should be made public hearing pursuant to art. 39 of Law 8666 of June 21, 1993 in order to give greater transparency to the privatization process of CELG D.

Art. 10, payment of CELG D shares offered in auction will be cash and in domestic currency.

Art. 11. The financial settlement of the CELG D sale of shares and the share transfer of ownership to CELG D to winner buyers will be subject to approval by the National Electric Energy Agency ANEEL and the Administrative Council for Economic Defense CADE, in the form of the respective legislation and applicable standards.

Art. 12. The National Bank for Economic and Social Development BNDES, responsible for hiring the services needed for the privatization of CELG D, in accordance with art. 3º of Decree 8449 of May 13, 2015, is authorized to hire specialized services of technical advice and operational support, related to the procedures needed to carry out the auction of share sale issued by CELG D, including by waiver of bidding, observed in the Law No. 8666, of 1993.

Art. 13. It is authorized the opening of information room – data room - before public notice, which shall contain the information and documents of CELG D so that concerned parties can perform acts.

§ 1 opening of information room - data room, does not depend of the participation definition of Celgpar.

§ 2 should be prepared a manual of diligence procedure, which can define, among others, the following matters:

I - opening and closing schedule of the information room;

ll - form of visits scheduling;

Resolution CND ne 11, of November 18, 2015-Fls. 6

III - payment and/or collateral for access to information room; and

IV - only limited access to qualified groups, according to art. 28, § 3º, of Decree 2594 of May 15, 1998.

§ 3º the diligence procedure by stakeholders in the privatization comprise the following main activities:

I - documents evaluation,

II - technical visits, and

III - meetings with managers, which are accompanied by the external auditor, according to powers under the procedure manual.

§ 4º the operating procedure of stakeholders in the CELG D privatization should be disclosed through the Official Gazette, in notorious national newspaper, as well as in electronic sites of the Ministry of Mines and Energy, CELGDe National Bank for Economic and Social Development -BNDES.

§ 5º The diligence activities by the parties do not rule out the future possibility of holding events of details concerning the privatization notice of CELG D, whose conditions will be provided.

Art. 14 the term between the publication of the notice and the date of sale of CELG D shares shall comply with the minimum interval of 15 days.

Art. 15, the legal, technical and financial qualification requirements, will be established in the privatization bid of CELG D.

Art. 16. This Resolution shall enter into force the date of its publication, and the publication of the privatization notice of CELG D conditioned to the extension of the concession agreement of CELG D.

ARMANDO MONTEIRO

Council President

BNDES

Classification: Controlled Document – Corporate and Industrial Confidential Information

Access Restriction: Companies from the BNDES System / Recipient

SHARE DEPOSIT RECEIPT No. 1 /2015

                Pursuant to Article 9 of Law No. 9491, of September 9, 1997, and Decree No. 8449, of May 13, 2015, aligned with Resolution No. 5 of the National Privatization Council (CND), of May 5, 2015, we received from Centrais Elétricas Brasileiras S.A. (Eletrobras), as a deposit, linked to the National Privatization Fund (FND), a receipt corresponding to the blockage of 76,761,268 common shares, representative of the social capital of Celg Distribuição S.A. (CELG D),

                This receipt will be automatically cancelled, for all legal purposes and effects, pursuant to Article 9, § 3, of the same Law, at the time of completion of the privatization process.

Rio de Janeiro – May 19, 2015

Regards,

[contains signature] Denis Chelegati de Castro Manager – AF/DEFIN/GVAL2 Tel.: (21) 3747-9972	[contains signature] Fernanda Saraiva Loureiro Deputy Head – AF/DEFIN Tel.: (21) 2172-7945

OFFICIAL FEDERAL GAZETTE

Federative Republic of Brazil – National Press

In circulation since October 1, 1862

Year CLII No. 90

Brasilia - DF, Wednesday, May 14, 2015

Executive Acts

DECREE NO. 8449, OF MAY 13, 2015

Rules on the inclusion of CELG Distribuição S.A. in the National Privatization Program (PND), among other provisions.

            THE PRESIDENT OF THE REPUBLIC, exercising the powers conferred by Article 84, heading, Sections IV and V, heading, subparagraph “a” of the Constitution, and in view of the provisions set forth in Law No. 9491, of September 9, 1997,

DECREES:

            Article 1: CELG Distribuição S.A. is included in the National Privatization Program (PND), for the purposes of Law No. 9491, of September 9 1997.

            Article 2: The Ministry of Mines and Energy is designated as the party responsible for the implementation and monitoring of the privatization process of CELG Distribuição S.A., pursuant to Article 6 § 1, of Law No. 9491, of 1997.

            Article 3: The Brazilian Development Bank is designated as the party responsible for contracting the services and providing the technical support needed to implement the privatization of CELG Distribuição S.A.

            Article 4: This Decree will go into effect on the date of its publication.

            Brasilia – May 13, 2015; 194th year of Independence and 127th year of the Republic

DILMA ROUSSEFF

Armando Monteiro

Eduardo Braga

                                           RESOLUTION No. 7, OF JULY 9, 2015

Authorizes the Brazilian Development Bank (BNDES), as the party responsible for contacting the services needed to privatize CELG Distribuição S.A. (CELG D), in accordance with Article 3 of Decree No. 8449, of May 13, 2015, to carry out a tender process in the form of an electronic auction to hire independent external auditing services for the privatization process of CELG D, to directly hire the International Finance Corporation (IFC), through a waiver of the tender process, to provide services for the structuring and privatization of CELG D, as well as approve the procedure for reimbursement of expenditures on third-party services arising from the privatization of CELG D, as set forth in Article 26 of Decree No. 2594, of May 15, 1998.

  The CHAIRMAN OF THE NATIONAL PRIVATIZATION COUNCIL (CND), in exercise of the prerogative established in § 4 of Article 5 of Law No. 9491, of September 9, 1997, and based on Article 12, of Decree No. 2594, of May 15, 1998, resolves, ad referendum of the collegiate:

Article 1: Authorizes the Brazilian Development Bank (BNDES), as the party responsible for contacting the services needed to privatize CELG Distribuição S.A. (CELG D), in accordance with Article 3 of Decree No. 8449, of May 13, 2015, to carry out a tender process in the form of an electronic auction to hire independent external auditing services for the privatization process of CELG D, as well as directly hire the International Finance Corporation (IFC), through a waiver of the tender process, to provide services for the structuring and privatization of CELG D.

Article 2: Given the provisions set forth in § 3 of Article 22 of Decree No. 2594, of May 15, 1998, independent external auditing services may be contracted to accompany the privatization process of CELG D from the data room.

Article 3: Expenditures on third-party services, referred to in Article, 26 of Decree No. 2594, of May 15, 1998, incurred by BNDES through the contracting of services needed to privatize CELG D, will be reimbursed by the selling party or parties at the time of financial settlement of the sale of the shares.

Article 4: The holder(s) of CELG D shares deposited in the National Privatization Fund (FND) will reimburse BNDES within up to 24 (twenty four) months of the date of the last expenditure incurred by BNDES, if the sale of the shares has not occurred.

Article 5: If the funds raised through the sale of the CELG D shares are not sufficient to reimburse the expenditures referred to in Article 3, the selling party or parties whose shares are deposited in the FND will reimburse BNDES within 60 days of the auction sale.

Article 6: For the purposes of complying with Articles 4 and 5 above, an agreement may be signed between the holder(s) of shares deposited in the FND and BNDES, in order to define the reimbursement of expenditures incurred through the contracting of third party services to privatize CELG D.

Article 7: This Resolution will go into effect on the date of its publication.

Armando Monteiro

Chairman of the Council

Project Goias Disco: Executive summary

November 6, 2015

EY

Building a better working world

Key transaction considerations

Key transaction considerations

Pontential transaction impact (PTI) symbols:

High | Medium | Low

+ Positive | ~ Neutral | − Negative

The table below summarizes the key transaction findings identified during the due diligence analysis. The following table does not include all issues identified and discussed in this report and therefore should be read in conjunction with the rest of the report for a comprehensive understanding. All figures are presented in thousands of Reais unless otherwise stated.

Item	PIT	Descrição	Recomendações
Renewal of the concession agreement	−	CELG Distribuição S.A. ("CELG") is a public entity and holds the concession for electricity distribution in the 237 municipalities in the State of Goiás, based on the concession agreement n. 63, dated August 25, 2000, which was terminated on July 07, 2015. As of September 9 2015, the Federal Court of Accounts (TCU) has authorized the Ministry of Mines and Energy to continue the process that will result in the renewal of concessions of electricity distribution maturing between 2015 and 2017. According to the authorization granted by TCU, the electricity distributors will be required to meet quality and management goals, including economic and financial, as a condition for renewing the concession agreement, assuming commitments of new investments, without transfers to tariffs, and strengthening corporate governance, among others. Until the date of this report, the draft version of the renewal of the concession agreement was in discussion between CELG and the Granting Authority..	We recommend resolving any disputes concerning the renewal of the concession agreement and obtaining any necessary consents relating to the privatization of the Company, in order to eliminate any indications of uncertainties that may raise doubts about the continuity of CELG's current operations.
Operational continuity		In additional to the renewal of the concession agreement described above, CELG has shown over the past few years shortages on working capital levels and low profitability. Due to the inherent operating activity characteristics. and requirement of Granting Authorities and regulatory agencies, there is a constant need for significant investments to maintain and develop Company's activities which has not been supported by revenue generation. Management presented to ANEEL a recovery plan with measures to reverse this situation. It is important to mention that the investment plan to which CELG shall commit for renewing the concession agreement has a 5 years period established for achieving such goals and interim goals that aim the improvement of Company's operations at each year.	We recommend that an analysis on the Company's future capacity to meet the targets set in the investment plan agreed with ANEEL should be performed. If the Company fails to fulfill the imposed annual targets in the concession renewal plan, ANEEL could force their shareholders to make capital contributions, or even, if they continue for two consecutive years or not achieving the goal by the fifth year, the Company may lose the concession.

November 6, 2015
Project Goias Disco

EY

Key transaction considerations

Key transaction considerations

Pontential transaction impact (PTI) symbols:

● High ● Medium ● Low

+ Positive ~ Neutral — Negative

The table below summarizes the key transaction findings identified during the due diligence analysis. The following table does not include all issues identified and discussed in this report and therefore should be read in conjunction with the rest of the report for a comprehensive understanding. All figures are presented in thousands of Reais, unless otherwise stated.

Item	PIT	Descrição	Recomendações
Debentures	—	During the year 2014, CELG made the 1st issue of debentures, not convertible into shares, through the subscription and payment of six tranches at a total nominal value of R$290 million, maturing in 2019 and issued by Credit Suisse. The debentures contained restrictive clauses conditioning the continuity of the Company's operation and consequent renewal of the concession agreement. In the event these conditions were not met, CELG would be required to redeem all of the outstanding debentures in five consecutive monthly installments. Considering the termination of the concession agreement on July 7, 2015 and the non-renewal of this agreement to date, CELG contracted, on June 24, 2015, a FDIC - Investment Fund in Credit Rights, in order to redeem all debentures related balances.	CELG should evaluate alternatives to reduce its debt level and seek the extension of existing liabilities.
Audited financial statements	+	CELG is audited by KPMG since the fourth quarter of 2014. The Company was previously audited by AUDIMEC S/S. Company decided to change external auditors in the 4th quarter of 2014 due to the fact that KPMG is the external audit firm engaged to audit all subsidiaries of ELETROBRAS. The most recent report issue by KPMG relates to the Interim Financial Statements as of June 30, 2015 and contains an emphasis of matter paragraph on the uncertainty of the operational continuity of CELG due to historical working capital deficiency and low level of profitability as well as the termination of the concession agreement without evidence of renewal to date.	The financial statements prepared by Management, audited/reviewed by KPMG and discussed in this report have been prepared considering the normal course of business and from a perspective of renewal of the concession, not including potential adjustments that would be required in the case of impossibility of CELG to continue operating. We recommend that the issue of the renewal of the concession agreement should be accompanied by the CELG external auditors and that any necessary adjustments to the financial statements

3 November 5, 2015
Project Gaia Gato

EY

Key transaction considerations

Key transaction considerations

Pontential transaction impact (PTI) symbols:

● High ● Medium ● Low

+ Positive ~ Neutral — Negative

The table below summarizes the key transaction findings identified during the due diligence analysis. The following table does not include all issues identified and discussed in this report and therefore should be read in conjunction with the rest of the report for a comprehensive understanding. All figures are presented in thousands of Reais, unless otherwise stated.

Item	PIT	Descrição	Recomendações
			should be accounted for if deemed appropriate.
Regulatory assets and liabilities under litigation	●	During the period between September 2008 and June 2012 CELG was in breach of the sectorial charges payable to ANEEL. As informed by Management, such default was an immediate reflection of the lack of tariff increases during the same period, generating cash constraints on the Company's operations. When ELETROBRAS joined Company's Management, the debts relating to sector charges were negotiated and terms of debt confession and debt renegotiation were signed between CELG and ELETROBRAS, being only one still active as of Jun15. Due to the period of default, CELG is currently challenging in court with the Granting Authorities the right to reimbursement of values related to Parcela A - CVA and financial items calculated during the period between September 2008 and June 2012. These amounts were calculated by the Company and recorded in the year 2014 however, being in litigation and representing a contingent asset, they are fully provisioned for losses. As of Jun15 the net value of these assets was R$363,606.	We recommend Management to make timely monitoring of the progress of these discussions with the regulatory authorities and seek all necessary efforts to obtain success in these discussions. We also recommend obtaining a legal opinion from your legal advisors regarding the probability of success in the discussions currently in course in order to consider the impact of such values in future cash flows of the Company.
Insurance of assets and facilities	—	According to reports issued by the independent auditors in connection with the financial statements of Dec13, Dec14 and Jun15, CELG does not have insurance of its fixed assets and facilities. The concession agreement is clear in defining, in addition to other obligations originated by law and specific regulations, that is Company's responsibility to organize and maintain records and inventory on all assets related to the concession as well as ensure its integrity, by ensuring that those, for technical reasons essential to guarantee the reliability	We recommend contracting of insurance for fixed assets and facilities to minimize risks on the property of CELG and comply with the determination of the Company's concession contract. The hiring cost of insurance for fixed assets and facilities should be considered for

4 November 5, 2015
Project Gaia Gato

EY

Key transaction considerations

Key transaction considerations

Pontential transaction impact (PTI) symbols:

High | Medium | Low

+ Positive | ~ Neutral | − Negative

The table below summarizes the key transaction findings identified during the due diligence analysis. The following table does not include all issues identified and discussed in this report and therefore should be read in conjunction with the rest of the report for a comprehensive understanding. All figures are presented in thousands of Reais, unless otherwise stated.

Item	PIT	Descrição	Recomendações
		of the electrical system are always adequately covered by insurance, being prohibited to the Company, in accordance with specific legislation, to sell, assign or pledge such assets without the prior written authorization of ANEEL.	modeling purposes. An appropriate structure for risk coverage should be negotiated upon hiring the insurance policies due to the relevance of the Company's assets and its importance to its activity.
FUNAC – Contribution fund to CELG	+	Based on Law no. 17,555, of January 20, 2012, the State of Goiás created the Contribution Fund to CELG (FUNAC), in order to gather and allocate financial resources to reimburse CELG for contingencies payments of any kind whose cause occurred up the sale of the controlling stake to ELETROBRAS. Thus, considering that CELG will be reimbursed through the FUNAC, whenever there is any provision record for lawsuits, the Company records the same value as assets. On Jun15, receivables from FUNAC exceed the provisions for contingencies by approximately R$99,288. According to information provided by Management, these surplus relates to TACs (adjustment of conduct terms) signed by CELG with ANEEL for investment in improvements to be reimbursed by FUNAC and recorded as other liabilities (R$81,033) and the remainder relates to contingencies already settled by the Company and not yet reimbursed by FUNAC.	The resources of the fund depend on contributions to be made by the Government of the State of Goiás, as well as revenues from processes in which CELG is acting as the plaintiff. Considering the above and the fact that it is a receivable from the State government, we understand that there may be uncertainty in receipt of amounts resulting from the risks inherent in the FUNAC mechanism structure, but no provisions were recommended by legal counsel.
Tariff flags	~	Starting January 2015, the distributors have to rely on resources from the tariff system flags with three stages (green, yellow and red), driven as the power generation conditions become more onerous. Based on information available on ANEEL's website, the regulator will set the value of the tariff flags for the following year at the end of each fiscal year, considering the forecasted	Recurrence or not the revenue from the Tariff Flags should be considered by the Company in its valuation model, since the drive of each tariff flag is signaled monthly by ANEEL based on the electric power generation

8 November 6 2015
Project [illegible]

Key transaction considerations

Key transaction considerations

Pontential transaction impact (PTI) symbols:

High | Medium | Low

+ Positive | ~ Neutral | − Negative

The table below summarizes the key transaction findings identified during the due diligence analysis. The following table does not include all issues identified and discussed in this report and therefore should be read in conjunction with the rest of the report for a comprehensive understanding. All figures are presented in thousands of Reais, unless otherwise stated.

Item	PIT	Descrição	Recomendações
		changes relating to costs generation by fuel source and exposure to sale prices in the spot market affecting the electricity distribution agents connected to the National Interconnected System - SIN. As informed by management, the amount collected as tariff flag during 6m15 was R$241 million.	capacity of the country, and that rate values has been undergoing constant changes during the year 2015.
Director's remuneration		As informed by Management, certain members of CELG's board of directors are in fact employees of ELETROBRÁS and ELETRONORTE and have their compensation paid by these companies and reimbursed by CELG. The amount charged by ELETROBRÁS and ELETRONORTE from CELG for each director shall respect the maximum limit established in the Company's collective agreement which is R$38/month. As reported, the positions held by Eletrobrás' employees during the historical period were; Chief Financial Officer (Mr. Claudio Nilo) and Presidential advisors (Mr. Rodrigo Madeira Henrique de Araujo and Mr. Mauricio Carvalho Mazzini). The position held by Eletronorte's employees during the historical period refers to Internal Auditing (Mr. Jose Geraldo Lopes de Paula).	We recommend that CELG consider the cost of internalization of these positions in its valuation model, added by related charges (IRRF and INSS).
F/X rate exposure	−	CELG is exposed to debts and liabilities in foreign Exchange currency arising from loans and financing and purchase of electricity from Itaipu. As the Company does not have derivative contracts, there is a risk related to losses and cash constraints on exchange rates fluctuations, since the Company does not have assets/receivables in foreign exchange currency.	We recommend the Company to seek protection mechanisms against the risk of foreign exchange rate through the renegotiation of its debts and use of derivatives agreements.

8 November 6 2015
Project [illegible]

Appendix

Appendix I – Adjusted EBITDA

The table below summarizes the key transaction findings identified during the due diligence analysis. The following table should be read in conjunction with the rest of the report for a comprehensive understanding. All figures are presented in thousands of Reais, unless otherwise stated.

Currency: R$ 000	FY13A	FY14A	TTM15A
EBITDA as reported	384,957	112,131	343,561
Potential due diligence adjustments			
Reversal - bad debt expenses	83,409	187,579	153,698
Cut-off adjustment - bad debt expenses	(24,007)	(36,990)	(105,773)
Penalties CID/FIC - expenses reclassification	(58,633)	(60,657)	(20,450)
Tax and labor due diligence exposures	*(11,749)*	(13,349)	*(14,140)*
Reversal of provision - CIAP	5,086	10,994	17,415
Previous year's results	(33,295)	-	-
Normalization - PDV expenses	15,931	3,206	1,508
Reversal - provision for losses of ICMS credits	-	-	3,736
Normalization - health care plan CelgMED	NQ	(1,587)	NQ
Non-recurring expenses - consulting	*1,129*	-	-
Normalization - maintenance expenses	*NQ*	*NQ*	*NQ*
Normalization - insurance expenses	*NQ*	*NQ*	*NQ*
Cut-off adjustment - unbilled supply	NQ	NQ	NQ
Total due diligence adjustments	(23,029)	89,196	35,994
EBITDA as adjusted	361,928	201,327	379,555
KPIs			
EBITDA margin, as reported	*12.9*	*3.1*	*7.9*
EBITDAmargin, as adjusted	*12.1*	*5.5*	*8.7*

Source: Trial balance and due diligence analysis

7 November 6, 2015
Project [illegible]

EY

Appendix

Appendix II – Adjusted net assets

The table below summarizes the key transaction findings identified during the due diligence analysis. The following table should be read in conjunction with the rest of the report for a comprehensive understanding. All figures are presented in thousands of Reais, unless otherwise stated.

Currency: R$ 000	Jun15A
Shareholders' equity as reported	(294,896)
Potential due diligence adjustments	
Additional allowance for doubtful accounts	(15,260)
Non-recoverable assets - disposals of property and rights	(8,198)
Provision for losses - returned checks	(703)
Interest on pas due suppliers balances	*NQ*
Provision for losses - FUNAC	*NQ*
Provision for losses - financial assets	*NQ*
Provision for losses - ICMS SEFAZ	*NQ*
Complementary provision for contingencies	*NQ*
Tax, labor and social security exposures	(81,618)
FUNAC provision - tax, labor and social security exposures	71,472
Interest and penalties on overdue taxes obligation	(9,316)
Petty cash - write-off on non-recurring funds	(1,807)
Total due diligence adjustments	(45,430)
Shareholders' equity as adjusted	(340,326)

Source: Trial balances and due diligence analysis

8 November 6, 2015
Project [illegible]

EY

CELG D OPERATION DUE DILIGENCE PROJECTIONS

Projection Report

October
2015

1. Introduction			6
2. Projections			7
2.1.	Required Income and Distribution Taxes		7
2.2.	Market		7
	2.2.1.	Introduction	7
	2.2.2.	Methodology	8
	2.2.3.	Demand Projection with Brazil's GDP	10
	2.2.4.	Summary of results	28
	2.2.5.	Projection of Demand with Goiás' GDP	29
2.3.	Investments		31
	2.3.1.	Introduction	31
	2.3.2.	Work Methodology	31
	2.3.3.	Investments Proposed by Celg D for the 10 years period (2015 to 2024)	31
	2.3.4.	Projection of Investments for Celg D for 30 Years – Period from 2015 to 2045	38
2.4.	BRR and depreciations		43
	2.4.1.	Results	44
	2.4.2.	Graphics	48
2.5.	Operational Costs – Efficacy		49
	2.5.1.	Operational costs of 3CRTP	49
	2.5.2.	Operational costs 4CRTP	52
	2.5.3.	Projections Operational Costs	53
2.6.	Quality		58
	2.6.1.	Compensations	58
	2.6.2.	Costs for quick improvement of quality	59
2.7.	Losses		60
	2.7.1.	Introduction	60
	2.7.2.	Work Methodology	60
	2.7.3.	Losses on energy output Performed and Expected	60
2.8.	Irretrievable Revenues and Other Revenues.		63
	2.8.1.	Irretrievable Revenues (RI)	63
	2.8.2.	Other Revenues (OR)	64

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Glossary

ANEEL: National Agency of Electric Energy

Test Year: defined as the period of twelve months immediately previously to the month of the Periodic Tax Review.

BAR: Regulatory Annuity Base BRR: Regulatory Remuneration Base Celg D or CELG D: Celg Distribuição SA

COLS: Corrected Ordinary Least Squares CRTP: Periodic Tax Review Cycle DEA: Date Envelopment Analysis

DIC: Duration of Individual Interruption per Consumer Unit

DMIC: Maximum duration of Continuous Interruption per Consumer Unit

FIC: Frequency of individual interruption per Consumer Unit

OPEX: Operational Costs

PDD: Distribution Development Program

PLpT: Program Luz para Todos

PMSO: Personnel, Material, Services from Third Parties and Others

RT: Tax review

Ses: Electric Substations

SPARTA: System for Yearly Tax Automated Review/adjustment Processes, developed by ANEEL

TAC: Conduct Adjustment Term

 UC: Consumer Units

 VPB: Value of Part B

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Figure Index

Figure 1: Projection Brazil's GDP and Goiás' GDP	8
Figure 2: Unit consumption Residential Clients in MWh - Period 2003 - 2015	11
Figure 3: Sale of Residential Energy in GWh - Period 2010 - 2045	12
Figure 4: Sales of commercial energy in GWh – Period 2000 - 2045	16
Figure 5: Sales of Industrial Energy in GWh - Period 2000 - 2015	16
Figure 6: Sales of Industrial Energy in GWh - Period 2000 - 2045	20
Figure 7: Sales of Public Lighting energy in GWh - Period 2000 - 2014	20
Figure 8: Sales of Public Lighting Energy - period 2007 - 2015	21
Figure 9: Sales of Public Lighting Energy in GWh - Period 2000 - 2045	21
Figure 10: Sales of Others Energy in GWh - Period 2001 - 2015	22
Figure 11: Sales of Energy Others in GWh - Period 2000 - 2045	22
Figure 12: Rural Clients (UC) - Period 2010 -2045	23
Figure 13: Sale of Rural energy in GWh - Period 2000 - 2045	27
Figure 14: Energy per class, with Brazil's GDP – Period 2000 - 2045.	28
Figure 15: Energy for class, with Goiás' GDP – Period 2000 - 2045.	30
Figure 16: Total investments CELG D, per type (2015 - 2024)	35
Figure 17: Total investments without universalization	36
Figure 18: Comparison of the investments in AT and MT + BT	37
Figure 19: Comparison Total Investments and Expansion, (without universalization)	37
Figure 20: Comparison of the Total investments and Improvements.	38
Figure 21: Projections of Investment Base Scenario (2016 - 2045)	40
Figure 22: Projections of Investment Three Year Scenario (2016 - 2045)	41
Figure 23: Projections of Investment Goiás' GDP Scenario (2016 - 2045)	42
Figure 24: Investments for three scenarios - Source: Own	43
Figure 25: Projections of the Base of Gross, Net Remuneration and accrued Depreciation, Base Scenario (in face values)	48
Figure 26: Projections of the Base of Gross, Net Remuneration and accrued Depreciation, Three Year Scenario (in face values)	48
Figure 27: Projections of the Base of Gross, Net Remuneration and accrued Depreciation, Goiás' GDP Scenario (in face values)	49
Figure 28: Updating of operational costs - Source: ANEEL	49
Figure 29: Updating of operational costs - Source: ANEEL	51
Figure 30: Evolution of Technical and Non - Technical Losses on Energy Output (Performed and Expected) - : Report PNT Celg 2015 and Projection Quantum 2015	62
Figure 31: Irretrievable revenues per consumption class - Source: ANEEL	63

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Table Index
Table 1: Relation of works of the Distribution Development Plan (PDD) 2015 - 2024	32
Table 2: Additional investments to PDD proposed by Celg D	33
Table 3: Investments in assets of the Regulatory Yearly Installment Basis (BAR) proposed by Celg D . 33
Table 4: Summary of the investments proposed by Celg D	34
Table 5: Total investments without Universalization	36
Table 6: Updating of operational costs - Source: ANEEL – RT 3C of CELG.	50
Table 7: Range of operational costs - Source: ANEEL – AP 40/2010.	51
Table 8: Updating of actual operational costs of the distributor - Source: ANEEL – RT 3C of CELG	52
Table 9: Range of operational costs - Source: ANEEL – RT 3C of CELG.	52
Table 10: Range of operational costs 4C - Source: ANEEL – AP23/2014.	53
Table 11: Range of operational costs 4C, corrected - Source: ANEEL – AP23/2014	53
Table 12: Regulatory Limits ANEEL - Source: Report PNT Celg 2015 and ANEEL 2015	60
Table 13: Table with Index for Technical and non - technical Losses on Energy Output (Performed and Expected) - Source: Report PNT Celg 2015 and Projection Quantum	61
Table 14: Evolution of Trajectory and Expected Speed of Losses on Energy Output - Source: Report PNT Celg 2015 and Projection Quantum 2015	62

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1.	Introduction

This report presents details of the projections of Operational Due Diligence of Celg Distribuição S.A. –CELG D describing the information sources, methodologies, premises and analyses used for preparing the following projections:

• Market

• Investments

• BRR and depreciations

• Losses

• Operational costs

• Quality

• Irretrievable revenues

• Other Revenues

Three projection scenarios were defined which difference resides in the growth projection for the market and future investments. The prepared scenarios are:

(I)    Base Scenario, growth of the market projected using Goiás' GDP until 2019 and the Brazil's GDP the following years. In this scenario, the new grantee does the necessary investments to improve the service indicators in five years;

(II)   Three Year Scenario, market growth identical to the Base Scenario and anticipation of investments to meet the quality limits throughout the three first years, decreasing the fines and capturing part of these investments in the tax review of 2017 and

(III)  Goiás' GDP Scenario, considering Goiás' GDP to project the market growth and on account of a larger market has higher investments in the long term.

Scenario / Variable	Growth of the Market	Investments
Three Years	GDP of Goiás until 2019 and National GDP until the end of the concession.	Investments in quality improvement throughout the first three years and necessary investments to follow the market growth in the long term.
Base (5 years)	GDP of Goiás until 2019 and National GDP until the end of the concession.	Investments in quality improvement throughout the first five years and necessary investments to follow the market growth in the long term.
Goiás' GDP	GDP of Goiás throughout the period of the concession.	Investments in quality improvement throughout the first five years and higher investments in the long term to follow the expected market growth from Goiás' GDP.

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2. Projections

2.1. Required Income and Distribution Taxes

The operational income of the company will be stipulated to the recognition by the regulating agency (Aneel) of effective costs necessary for the installment of the service of distribution of electric energy; these costs, which consider effective levels of operational costs, costs of capital, technical losses and not technical and breach of contract and costs of purchase of the energy, responsibilities and transport integrate what is called with Required Income of the distributor, who will have to be rehabilitated through the application of the tax structure to the consumer market.

The Required Income is composed by two parts:

·    Part A: considering the “non manageable” costs for the company such as purchase of energy, transport and partial responsibilities and it will have to be neuter for the management of the distributor (go over again of the real costs for the consumer – Passthrough) being that it considers effective levels of technical losses and not technical.

·    Part B: considering the "manageable" costs for the company such as costs of capital (remuneration and depreciation) and the effective operational costs (including effective levels of breach of contract).

So, considering the methodology regulatory of recognition of effective costs, there were modeled each one of the concepts that compose the Required Income, when the object of the study is always the calculation of the Value of the Piece B (VPB), so it represents the principal vector of generation of value for the company.

For end, being that the purpose of this work will be to determine the value of the company, the calculation of the taxes of distribution for class lacks for sense, since they will only represent the form of recovering the costs recognized through the market.

In the items following in this document the methodologies will be detailed and turned out to be from the modeling of the principal variables used for the economical evaluation of the company.

2.2. Market

2.2.1. Introduction

The goal of this chapter will be to describe the studies carried out to appreciate the projections of demand of electric energy of the distributor CELG D for the period understood between the 2016 years to 2045; there were carried out two projections that consider the GDP of Brazil and the GDP of the State of Goiás respectively.

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Figure 1: Projection Brazil's GDP and Goiás' GDP

The projection of the demand of energy was carried out individually for each one of the consumers' different classes that compose the market of the CELG D:

· Residential

· Commercial

· Industrialist

· Public lighting

· Rural

· Others1

2.2.2.	Methodology

For each class, the demand was possible when possibly, using econometric models when the history information of yearly frequency was appreciated with base. The formulation of the econometric models is based, in general, with a specification of the linear type on natural logarithm, as detailed following:

logYy = C +a log X1t + b log X2t + y log X3t + ....+ut

Where is Yt the variable to be explained, the Xt is the explanatory variables and ut is the term of random mistake. Regarding coefficientsab andg are the elasticity of Yt regarding Xt. The elasticity measures the percentage change produced in variable Yt, before a change of 1 % in some of the explanatory variables.

The explanatory or independent variables used in the econometric models were the national GDP, the national population, the population of Goiás, the number of residences and the residences with electric energy, in the area of covering of the system.

The used information sources were:

1. Physical data of quantity of consumer units:

History information of the clients' distributor for classes for the period of 2010-2015.

2. Physical data of market of sold energy:

History information of the distributor of sales of energy for class of the period 2000-2015.

3. Macro-economical data:

      I. GDP Brazil

1 Public power, Civil Service and Own Consumption.

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·      (2001-2014): The series in current prices were obtained of the IBGE, Brazilian Institute of Geography and Statistic (www.ibge.gov.br) and were converted at constant prices of the 2012 year, with ends of performing the projections of market.

·      (2015-2019): There were used the growth rates of the GDP informed by the publication Focus of the Central Bank of Brazil.

·      (2020-2045): There was maintained constantly the fee informed for the year of 2019 of the publication Focus.

II. GDP Goiás

·      (2001-2014): Institute Mauro Borges of Statistics and Socio-economical Studies (www.imb.go.gov.br).

III. Demographic data: The data were obtained of the IBGE, Brazilian Institute of Geography and Statistic (www.ibge.gov.br).

·      The projection of the residential and rural consumers was based on analytical method using the data of population and residences of Goiás, obtained of the population censuses of 2000 and 2010.

·      The information of electric covering was obtained of different sources. For the case of the home electric covering, for the 2001 year the least value was used for the region of Goiás of the publication of the Aneel “Atlas of Electric Energy - 2nd Publication”2. To define the value of the level of rural electric covering of the 2001 year, present information were used in the article “Evaluation of the Regional Diversity of the Country for implementation of the Program of Rural Electrification “Shines in the Field””3, of the CEPEL (Center of Researches of Electric Energy). For the 2010 year, the electric coverings were calculated in function of the data of the censuses of quantity of residences with electric energy regarding the total residences.

·      The projections of the population from 2010 to 2030 were obtained of the IBGE. For the period 2030-2045 was projected the population maintaining constantly to fee of the 2030 year of the IBGE.

The econometric method of esteem used was it of Least Ordinary Squares and the software the E-Views version 7.

The selection of the most appropriate model was carried out considering:

·      The kindness of the agreement of the model (R2 adjusted),

·      The individual and joint signification of the coefficients through the values of statistical t and F respectively,

·      The presence of correct signs in the value of the coefficients,

·      That the wastes were not showing autocorrelation (statistical D-W or Breusch-Godfrey Test), not even heteroskedascity (White Test) or seasonality (Increased Dickey Fuller - Test of Unit Root).

For the cases in which autocorrelation signs were observed or seasonality in the wastes, there were used techniques of Dynamic Econometrics (including late variables). The presence of heteroskedascity in the wastes was corrected using the favorite method of White.

Finally, in the cases where was not it possible the models use econometrics was used models of tendency (linear or logarithmic),or well, models with specific criteria that will be described in the near items.

2 http://www.aneel.gov.br/aplicacoes/atlas/aspectos_socioeconomicos/11_2_1.htm

3 http://www.ecoeco.org.br/conteudo/publicacoes/encontros/v_en/Mesa5/7.pdf

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2.2.3. Demand Projection with Brazil's GDP

2.2.3.1. Residential class

Consumer units

The number of residential clients was projected by means of a procedure of analytical type, consisted of the near diagram:

População
Índice de Habitantes por Domicílios
Clientes históricos
Domicílios
Clientes Residenciais
Cobertura Elétrica
Domicílios com Energia Elétrica

The Inhabitants' Rate for residence (GEE) reflects the middle quantity of persons who live in each residence; the behavior waited for it is GEE that it is decreased in so far as the population is made rich. In base to the data of the censuses, the series were completed and projected of GEE using a formula exponential of the type:

$$IH_t = \left(IHI + (IHF - IHI) * \left(1 - e^{-\left(\frac{(t-t_0)}{TAUIH}\right)} \right) \right)$$

Where:

GEE t: Inhabitants' rate for residence in the year t

IHI: Inhabitants' rate for Initial residence

IHF: Inhabitants' rate for Final residence

t0: initial year

TAUIH: constant of time

The projection of the Inhabitants' rate by residence was carried out by means of the relation between the population and the quantity of residences.

The Degree of Covering of the electric service (COB) is the percentage of residences that have electric service. This variable was projected with a function exponential similar to the used one to project it GEE.

The Quantity of Residential Consumer Units was projected considering the values of history clients and the history growth rate of the residences with electric energy.

The values considered how objective they are of long term from what they result:

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- For the IHI there was assumed as value of long term the fact of the Inhabitants' Rate by Residence of 2010, last real fact of the census. This criterion was used because it is considered that the rate already presents a very low value and that it could be still decreased significantly.
- The indicator COB is of 98.7 % for the 2010 year. Due to the policies applied in the landmark of the "Program It Shines for all" and the high percentage of current covering, was defined as a goal a total covering (100 %) that, when the esteems were given, would be reached in 2027.

The considerations previously fulfilled allowed to appreciate the growth rates for the period:

Year	% Growth - Residential Customer
2010-2015	4,63%
2015-2019	1,63%
2019-2024	1,31%
2024-2045	0,91%

The decrease of the growth rates of the quantity of residential clients is motivated by the decrease of the growth rates of the population projected by the IBGE for the state of Goiás.

2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
1,34%	1,29%	1,24%	1,20%	1,16%	1,12%	1,09%	1,07%	1,03%	1,00%	0,96%	0,93%	0,90%	0,87%	0,83%	0,80%

The projections of the IBGE, for the State of Goiás, were carried out up to the 2030 year and for the period from 2031 to 2045 was maintained constantly the fee of the 2030 year.

Energy

The variable *residential unit consumption* had a growth of approximately 500 Kwh (36 %) from 2002 up to 2015, presenting the following behavior:

2002 2003 2004 2005 2006
2007 2008 2009 2010 2011
2012 2013 2014 2015

They were carried out regressions using as independent variables the GDP per capita of Brazil and the GDP per capita of Goiás, being that the model that uses the GDP of Goiás presented the best statistical values and a middle fee of growth of 2,02 % per year.

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2.2.3.2.	Commercial class

The quantities of energy of the commercial clients were projected using a model of regression, definite in logarithms, which have the GDP of Brazil and to the energy delayed in a year as explanatory variables. The variable delayed in a year was incorporated to build a more robust model and that he presents a value more seized the test Durbin-Watson, when compared with the results of the model without delay of the variable.

The results of the exits of the software E-Views are:

· Regression results

4 The years from 2002 to 2004 were not considered trying to remove the immediate effects of the rationing of energy in the 2001 year

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- **Presence of unit root – Seasonality**

Null Hypothesis: LECOMF has a unit root
Exogenous: Constant, Linear Trend
Lag Length: 7 (Automatic - based on SIC, maxlag=9)

		t-Statistic	Prob.*
Augmented Dickey-Fuller test statistic		-3,384078	0,0695
Test critical values:	1% level	-4,234972	
	5% level	-3,540328	
	10% level	-3,202445	

*MacKinnon (1996) one-sided p-values.

Augmented Dickey-Fuller Test Equation
Dependent Variable: D(LECOMF)
Method: Least Squares
Date: 09/21/15 Time: 14:42
Sample (adjusted): 2010 2045
Included observations: 36 after adjustments

Variable	Coefficient	Std. Error	t-Statistic	Prob.
LECOMF(-1)	-0,248205	0,073345	-3,384078	0,0023
D(LECOMF(-1))	0,78555	0,119874	6,553121	0
D(LECOMF(-2))	0,093765	0,150938	0,621213	0,5399
D(LECOMF(-3))	1,65E-01	0,13728	1,20397	0,2394
D(LECOMF(-4))	-1,61E-01	0,130789	-1,229605	0,2299
D(LECOMF(-5))	0,001555	0,130986	0,011873	0,9906
D(LECOMF(-6))	0,338291	0,127844	2,646121	0,0136
D(LECOMF(-7))	-0,135131	0,126072	-1,071855	0,2936
C	3,43E+00	1,005081	3,413568	0,0021
@TREND(2001)	1,20E-02	0,003563	3,361062	0,0024

R-squared	0,887468	Mean dependent var	0,050171
Adjusted R-squared	0,848515	S.D. dependent var	0,017998
S.E. of regression	0,007005	Akaike info criterion	-6,854273
Sum squared resid	0,001276	Schwarz	-6,414406
Log likelihood	133,3769	Hannan-	-6,700748
F-statistic	22,78285	Durbin-Watson stat	0,673685
Prob(F-statistic)	0		

It is possible to reject, with 95 % of confidence, the null hypothesis of which the series of the mistakes have unit root, so it is stationary.

- **Projected series**

16.5
16.0
15.5
15.0
14.5
14.0
13.5
2005
2010
2015
2020
2025
2030
2035
2040
2045
LECOMF
± 2 S.E.
Forecast: LECOMF
Actual: LECOM
Forecast sample: 2001 2045
Adjusted sample: 2002 2045
Included observations: 14
Root Mean Squared Error 0.026031
Mean Absolute Error 0.021148
Mean Abs. Percent Error 0.149804
Theil Inequality Coefficient 0.000915
Bias Proportion 0.012732
Variance Proportion 0.001889
Covariance Proportion 0.985379

The analysis of the kindness of the agreement and of the coefficients and the evaluation of the resulting wastes of the estimate allow to infer that the used model explains significantly the behavior of the energy of the commercial clients.

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The growth rates of the energy of the resulting commercial clients, for the different periods, are in the near table:

Year	% Growth - Commercial Customer
2010-2015	5,34%
2015-2019	2,23%
2019-2024	4,83%
2024-2045	5,27%

The behavior of the series é represented in the following graphic:

GWh
12.000
10.000
8.000
6.000
4.000
2.000
-
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044

2.2.3.3. *Industrial class*

The history series of energy of industrial clients present irregularities in the growth rates, being that from the 2007 year there is a more regular tendency. For this reason, it opted to build the models finding the history data of the period 2007-2015.

GWh
3.000
2.500
2.000
1.500
1.000
500
-
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

The industrial energy was projected with model of regression definite in logarithms that take the GDP of Brazil delayed in a year as an explanatory variable. As in case of commercial energy, the variable delayed in a year was incorporated for getting of the most robust model.

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- **Regression results**

Dependent Variable: LEIND
Method: Least Squares
Date: 09/21/15 Time: 14:50
Sample (adjusted): 2007 2015
Included observations: 9 after adjustments

Variable	Coefficient	Std. Error	t-Statistic	Prob.
C	-12,36521	13,21642	-0,935595	0,3856
LPIBB	0,597578	0,575683	1,038032	0,3393
LEIND(-1)	0,654587	0,272368	2,403318	0,0531

R-squared	0,929589	Mean dependent var	14,50262
Adjusted R-squared	0,906119	S.D. dependent var	0,154843
S.E. of regression	0,047444	Akaike info criterion	-2,997328
Sum squared resid	0,013506	Schwarz criterion	-2,931587
Log likelihood	16,48798	Hannan-Quinn criter.	-3,139198
F-statistic	39,60701	Durbin-Watson stat	2,082213
Prob(F-statistic)	0,000349		

The exit presents a R^2 adjusted highly and a Durbin - acceptable Watson and so much the constant one how much the explanatory variables are significant. All the results are according to the expected one

- **Test of autocorrelation of the mistakes**

Breusch-Godfrey Serial Correlation LM Test:

F-statistic	1,081561	Prob. F(2,4)	0,4212
Obs*R-squared	3,158805	Prob. Chi-Square(2)	0,2061

Test Equation:
Dependent Variable: RESID
Method: Least Squares
Date: 09/21/15 Time: 14:54
Sample: 2007 2015
Included observations: 9
Presample missing value lagged residuals set to zero.

Variable	Coefficient	Std. Error	t-Statistic	Prob.
C	5,379654	18,27043	0,294446	0,7831
LPIBB	-0,250581	0,811208	-0,308898	0,7728
LEIND(-1)	0,132766	0,389634	0,340746	0,7504
RESID(-1)	-0,436751	0,587403	-0,743529	0,4985
RESID(-2)	-0,549294	0,418744	-1,311765	0,2598

R-squared	0,350978	Mean dependent var	-4,94E-15
Adjusted R-squared	-0,298043	S.D. dependent var	0,041088
S.E. of regression	0,046812	Akaike info criterion	-2,985173
Sum squared resid	0,008765	Schwarz criterion	-2,875604
Log likelihood	18,43328	Hannan-Quinn criter.	-3,221623
F-statistic	0,540781	Durbin-Watson stat	1,784374
Prob(F-statistic)	0,716914		

The test indicates that it is not possible to reject, with 95 % of confidence, the null hypothesis of absence of correlation of the mistakes.

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- **Presence of unit root - Seasonality**

Null Hypothesis: RESID02 has a unit root
Exogenous: Constant
Lag Length: 1 (Automatic - based on SIC, maxlag=1)

		t-Statistic	Prob.*
Augmented Dickey-Fuller test statistic		-3,349473	0,0534
Test critical values:	1% level	-4,803492	
	5% level	-3,403313	
	10% level	-2,841819	

*MacKinnon (1996) one-sided p-values.
Warning: Probabilities and critical values calculated for 20 observations and may not be accurate for a sample size of 7

Augmented Dickey-Fuller Test Equation
Dependent Variable: D(RESID02)
Method: Least Squares
Date: 09/21/15 Time: 14:59
Sample (adjusted): 2009 2015
Included observations: 7 after adjustments

Variable	Coefficient	Std. Error	t-Statistic	Prob.
RESID02(-1)	-1,599791	0,477625	-3,349473	0,0286
D(RESID02(-1))	0,516363	0,278252	1,855738	0,1371
C	0,000589	0,01201	0,049013	0,9633

R-squared	0,750422	Mean dependent var	-0,005409
Adjusted R-squared	0,625634	S.D. dependent var	0,050993
S.E. of regression	0,0312	Akaike info criterion	-3,799266
Sum squared resid	0,003894	Schwarz criterion	-3,822447
Log likelihood	16,29743	Hannan-Quinn criter.	-4,085783
F-statistic	6,013539	Durbin-	2,511677
Prob(F-statistic)	0,062289		

It is possible to reject, with 95 % of confidence, the null hypothesis of which the series of the mistakes have unit root and, so it is stationary.

- **Projected series**

16.4
16.0
15.6
15.2
14.8
14.4
14.0
13.6
2005
2010
2015
2020
2025
2030
2035
2040
2045
LEINDF
± 2 S.E.
Forecast: LEINDF
Actual: LEIND
Forecast sample: 2001 2045
Adjusted sample: 2002 2045
Included observations: 14
Root Mean Squared Error 0.128921
Mean Absolute Error 0.076990
Mean Abs. Percent Error 0.533379
Theil Inequality Coefficient 0.004468
Bias Proportion 0.219741
Variance Proportion 0.097945
Covariance Proportion 0.682314

The statistical data of kindness of the agreement, the analysis of the coefficients and the evaluation of the resulting wastes of the estimate, allow to infer that the used model explains significantly the behavior of the industrial energy.

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The growth rates of the industrial energy for the different periods are those who follow:

Year	% Growth - Industrial Customer
2010-2015	3,42%
2015-2019	1,72%
2019-2024	3,51%
2024-2045	3,89%

GWh
8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
-
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044

2.2.3.4. *Public Lighting Class*

The series of energy of the public lighting present irregular growth rates, being that from 2007 the series begin to have a more stable behavior.

GWh
700
600
500
400
300
200
100
-
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

For the projection of the quantities of energy of Public Lighting there was considered as an explanatory variable the quantity of Residential Consumer Units. However, the results were not acceptable for problems in the kindness of agreement and of autocorrelation.

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2.2.3.5.	Others Class

For the projection of energy of the class Others were turned econometric models with the GDP of Brazil and with the GDP of the Goiás as explanatory variables, however, the results were rejected because of presenting problems of kindness of agreement or of autocorrelation.

Alternatively, one opted for the realization of a tendency of the linear type, with the following form:

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EO = 33078* (Year (t) - year (2001)) +345036

The linear model adjusts in acceptable way, with R2 of 0.9893:

2.2.3.6.	Rural class

Consumer units

The number of rural clients was projected by means of a procedure of analytical type, similar to the used one for the residential clients, summarized in the following diagram:

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Clientes históricos
Domicilios
Cobertura Elétrica
Clientes Rurais
Domicilios com Energia Elétrica

The Degree of Covering of the electric service (COB) was calculated, through a function exponential, with the percentage of residences of Goiás that have electric service in relation with the total residences of the Goiás.

The objective covering value was defined in 100 % as soon as the electric covering in Goiás presents values lifted up in the last fulfilled census and the "Program Shines for all" it is in final performance phase.

The growth rates of rural clients for the different periods are those who follow:

Year	% Growth - Rural Customers
2010-2015	1,79%
2015-2019	1,21%
2019-2024	1,11%
2024-2045	0,87%

Figure 12: Rural Clients (UC) - Period 2010-2045

300.000
250.000
200.000
150.000
100.000
50.000
-
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044

Energy

The rural unit energy was projected through a model of regression, definite in logarithms, which uses the GDP per capita of Brazil as explanatory variable.

The exits of E-Views are:

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- **Resulted from the regression**

Dependent Variable: LEURUR
Method: Least Squares
Date: 09/22/15 Time: 18:11
Sample (adjusted): 2003 2015
Included observations: 13 after adjustments

Variable	Coefficient	Std. Error	t-Statistic	Prob.
C	-5,632779	1,078802	-5,221327	0,0003
LPIBPCB	1,44E+00	1,08E-01	13,32466	0

R-squared	0,941659	Mean dependent var	8,741278
Adjusted R-squared	0,936355	S.D. dependent var	0,14249
S.E. of regression	0,035947	Akaike info criterion	-3,672896
Sum squared resid	0,014214	Schwarz criterion	-3,58598
Log likelihood	25,87382	Hannan-Quinn criter.	-3,690761
F-statistic	177,5465	Durbin-Watson stat	3,025151
Prob(F-statistic)	0		

The exit presents an elevated adjusted R^2, an acceptable Durbin-Watson and so much the constant one how much the explanatory variables are significant. All the results are according to the expected one.

- **Test of autocorrelation of the mistakes**

Breusch-Godfrey Serial Correlation LM Test:

F-statistic	5,228741	Prob. F(2,9)	0,0311
Obs*R-squared	6,986889	Prob. Chi-Square(2)	0,0304

Test Equation:
Dependent Variable: RESID
Method: Least Squares
Date: 09/22/15 Time: 18:17
Sample: 2003 2015
Included observations: 13
Presample missing value lagged residuals set to zero.

Variable	Coefficient	Std. Error	t-Statistic	Prob.
C	0,861006	0,868675	0,991171	0,3475
LPIBPCB	-8,66E-02	8,71E-02	-0,994473	0,346
RESID(-1)	-0,94616	0,293688	-3,221645	0,0105
RESID(-2)	-0,670228	0,303544	-2,208013	0,0546

R-squared	0,537453	Mean dependent var	1,64E-15
Adjusted R-squared	0,383271	S.D. dependent var	0,034417
S.E. of regression	0,027028	Akaike info criterion	-4,13621
Sum squared resid	0,006575	Schwarz criterion	-3,96238
Log likelihood	30,88537	Hannan-Quinn criter.	-4,17194
F-statistic	3,485827	Durbin-Watson stat	2,03746
Prob(F-statistic)	0,063397		

The test indicates that it is not possible to reject, with 95 % of confidence, the null hypothesis of absence of correlation of the mistakes.

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- **Presence of unit root - Seasonality**

Null Hypothesis: RESID01 has a unit root
Exogenous: Constant
Lag Length: 1 (Automatic - based on SIC, maxlag=2)

		t-Statistic	Prob.*
Augmented Dickey-Fuller test statistic		-4,42363	0,0071
Test critical values:	1% level	-4,20006	
	5% level	-3,17535	
	10% level	-2,72899	

*MacKinnon (1996) one-sided p-values.
Warning: Probabilities and critical values calculated for 20 observations and may not be accurate for a sample size of 11

Augmented Dickey-Fuller Test Equation
Dependent Variable: D(RESID01)
Method: Least Squares
Date: 09/22/15 Time: 18:14
Sample (adjusted): 2005 2015
Included observations: 11 after adjustments

Variable	Coefficient	Std. Error	t-Statistic	Prob.
RESID01(-1)	-2,438616	0,551271	-4,42363	0,0022
D(RESID01(-1))	0,572791	0,312679	1,831884	0,1043
C	-0,004433	0,009038	-0,4905	0,637

R-squared	0,835819	Mean dependent var	0,000461
Adjusted R-squared	0,794774	S.D. dependent var	0,065396
S.E. of regression	0,029626	Akaike info criterion	-3,973345
Sum squared resid	0,007021	Schwarz criterion	-3,864828
Log likelihood	24,8534	Hannan-Quinn criter.	-4,04175
F-statistic	20,36334	Durbin-Watson stat	1,942305
Prob(F-statistic)	0,000727		

It is possible to reject, with 95 % of confidence, the null hypothesis of which the series of the mistakes have unit root, so it is stationary.

- **Projected series**

Forecast: LEURURF
Actual: LEURUR
Forecast sample: 2001 2045
Included observations: 13
Root Mean Squared Error 0.033067
Mean Absolute Error 0.025340
Mean Abs. Percent Error 0.290522
Theil Inequality Coefficient 0.001891
Bias Proportion 0.000000
Variance Proportion 0.015027
Covariance Proportion 0.984973
LEURURF
± 2 S.E.

The statistical values of kindness of the agreement, the analysis of the coefficients and the evaluation of the resulting wastes of the estimate allow to infer that the used model explains significantly the behavior of the rural unit energy.

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Finally, the rural energy was calculated as the product between the average of the rural clients and the unit rural energy (EURUR).

The growth rates of the rural energy for the different periods are those who follow:

Year	% Growth - Rural Customers
2010-2015	2,30%
2015-2019	1,92%
2019-2024	3,52%
2024-2045	3,82%

GWh
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
-
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044

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2.2.4. Summary of results

The results of the projections detailed in the previous items be presented in the following tables:

Market by category (MWh)								
Year	Residential	Commercial	Industrial	Public Lighting	Others	Rural	TOTAL	% Growth
2000	2.308.751	1.041.733	1.673.198	455.761	387.746	645.961	**6.513.150**	
2001	2.016.975	947.912	1.635.536	374.933	359.336	631.052	**5.965.744**	-8,4%
2002	2.028.306	1.006.660	1.803.489	423.001	396.045	717.291	**6.374.792**	6,9%
2003	2.188.303	1.086.261	2.018.289	474.156	423.999	780.739	**6.971.747**	9,4%
2004	2.334.594	1.134.031	1.778.061	484.578	486.877	839.170	**7.057.311**	1,2%
2005	2.468.455	1.201.687	1.501.243	485.101	531.199	861.802	**7.049.487**	-0,1%
2006	2.557.020	1.263.349	1.493.340	477.788	562.608	818.661	**7.172.766**	1,7%
2007	2.681.889	1.410.212	1.712.224	466.161	600.489	1.002.590	**7.873.565**	9,8%
2008	2.812.687	1.534.177	1.893.065	476.045	611.275	1.003.761	**8.331.010**	5,8%
2009	2.965.147	1.698.366	1.879.929	484.226	640.576	950.604	**8.618.847**	3,5%
2010	3.266.288	1.851.224	1.999.174	503.617	689.586	1.130.563	**9.440.452**	9,5%
2011	3.467.196	1.960.119	2.101.904	512.810	704.499	1.127.445	**9.873.974**	4,6%
2012	3.770.950	2.106.392	2.241.625	525.812	735.059	1.199.943	**10.579.781**	7,1%
2013	4.021.265	2.221.015	2.351.640	549.196	771.095	1.234.589	**11.148.800**	5,4%
2014	4.293.090	2.335.631	2.405.627	569.959	814.369	1.293.239	**11.711.915**	5,1%
2015	4.472.972	2.401.174	2.364.873	664.006	817.862	1.266.419	**11.987.306**	2,4%
2016	4.703.445	2.415.697	2.380.826	689.379	850.022	1.250.206	**12.289.575**	2,5%
2017	4.882.126	2.456.918	2.412.982	715.722	882.182	1.280.276	**12.630.206**	2,8%
2018	5.062.758	2.527.594	2.464.108	743.071	914.342	1.320.476	**13.032.348**	3,2%
2019	5.245.718	2.622.945	2.531.451	771.465	946.501	1.366.364	**13.484.445**	3,5%
2020	5.431.140	2.736.714	2.610.861	800.944	978.661	1.414.013	**13.972.334**	3,6%
2021	5.619.408	2.865.142	2.699.689	831.550	1.010.821	1.463.524	**14.490.133**	3,7%
2022	5.810.933	3.005.932	2.796.237	863.325	1.042.981	1.514.994	**15.034.403**	3,8%
2023	6.005.572	3.157.839	2.899.429	896.315	1.075.141	1.568.516	**15.602.811**	3,8%
2024	6.203.110	3.320.176	3.008.595	930.565	1.107.301	1.624.202	**16.193.949**	3,8%
2025	6.403.598	3.492.675	3.123.345	966.123	1.139.461	1.682.164	**16.807.367**	3,8%
2026	6.607.303	3.675.348	3.243.473	1.003.041	1.171.621	1.742.525	**17.443.311**	3,8%
2027	6.814.509	3.868.310	3.368.902	1.041.369	1.203.781	1.805.412	**18.102.284**	3,8%
2028	7.025.035	4.071.933	3.499.644	1.081.162	1.235.941	1.870.954	**18.784.669**	3,8%
2029	7.238.652	4.286.617	3.635.776	1.122.475	1.268.101	1.939.294	**19.490.914**	3,8%
2030	7.455.345	4.512.845	3.777.416	1.165.367	1.300.261	2.010.587	**20.221.822**	3,7%
2031	7.676.414	4.751.155	3.924.720	1.209.898	1.332.421	2.084.985	**20.979.594**	3,7%
2032	7.903.296	5.002.150	4.077.868	1.256.131	1.364.581	2.162.560	**21.766.585**	3,8%
2033	8.136.193	5.266.509	4.237.059	1.304.130	1.396.741	2.243.506	**22.584.138**	3,8%
2034	8.375.307	5.544.840	4.402.510	1.353.963	1.428.901	2.328.030	**23.433.551**	3,8%
2035	8.620.847	5.837.880	4.574.453	1.405.701	1.461.061	2.416.348	**24.316.289**	3,8%
2036	8.873.021	6.146.469	4.753.132	1.459.416	1.493.221	2.508.696	**25.233.955**	3,8%
2037	9.132.045	6.471.370	4.938.805	1.515.183	1.525.381	2.605.324	**26.188.107**	3,8%
2038	9.398.135	6.813.445	5.131.741	1.573.081	1.557.541	2.706.488	**27.180.431**	3,8%
2039	9.671.516	7.173.601	5.332.221	1.633.192	1.589.701	2.812.452	**28.212.683**	3,8%
2040	9.952.414	7.552.796	5.540.537	1.695.599	1.621.860	2.923.498	**29.286.704**	3,8%
2041	10.241.061	7.952.034	5.756.995	1.760.391	1.654.020	3.039.928	**30.404.431**	3,8%
2042	10.537.696	8.372.460	5.981.912	1.827.659	1.686.180	3.162.059	**31.567.967**	3,8%
2043	10.842.562	8.815.026	6.215.617	1.897.498	1.718.340	3.290.209	**32.779.252**	3,8%
2044	11.155.909	9.280.986	6.458.453	1.970.005	1.750.500	3.424.720	**34.040.574**	3,8%
2045	11.477.993	9.771.576	6.710.778	2.045.283	1.782.660	3.565.950	**35.354.240**	3,9%
2001-2015	5,85%	6,86%	2,67%	4,17%	6,05%	5,10%	5,11%	
2010-2015	6,49%	5,34%	3,42%	5,69%	3,47%	2,30%	4,89%	
2015-2019	4,06%	2,23%	1,72%	3,82%	3,72%	1,92%	2,99%	
2019-2024	3,41%	4,83%	3,51%	3,82%	3,19%	3,52%	3,73%	
2024-2045	2,97%	5,27%	3,89%	3,82%	2,29%	3,82%	3,79%

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2.2.5.	Projection of Demand with Goiás' GDP

The second projection of demand of electric energy was carried out considering the GDP of Goiás as macroeconomical variable in the development of the models.

The series of GDP of Goiás were prepared in the following form:

·      (2001-2014): The series in current prices were obtained of the Institute Mauro Borges, (www.imb.go.gov.br) and were converted at constant prices of the 2012 year.

·      (2015-2019): There were calculated growth rates as result of a regression between the GDP of Brazil and the history GDP of Goiás. The model used for the regression was an ARIMA (1,0,1).

·      THE GDP per capita of Goiás was calculated as the quotient between the GDP Goiás at constant prices of 2012 and the population of Goiás. Already, the population of Goiás was obtained of the IBGE up to the 2030 year and then projected maintaining constantly the growth rate of the last available year.

The other demographic data used for the projection were same that the considered ones in the previous projection.

The projections of quantity of clients maintain the same results when variable GDP of Brazil was obtained with.

For another part, for the energy projections there were maintained the criteria detailed in the previous projection, however, with some agreements in the econometric models. Following, the changes are detailed as to the projections when Brazil is using the GDP:

·      Commercial energy: It was projected by means of a econometric model by Least Ordinary Squares, finding the history values from 2005 to 2015. The difference of the model used for the projection with GDP Brazil, was not necessary to use as independent variable “Commercial Clients” delayed in a period. Simply, a regression was done between “Commercial Clients” and GDP Goiás.

·      Industrial energy: It was projected by means of a econometric model by Least Ordinary Squares finding the history values from 2008 to 2015. The difference of the model used for the projection with the GDP of Brazil, was used the GDP Goiás and besides the model was corrected by means of the incorporation of an AIR (1) and an AIR (2).

Following, the results are presented for each class:

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CELG								
Market by category (MWh)								
Year	Residential	Commercial	Industrial	Public Lighting	Others	Rural	TOTAL	% Growth
2000	2.308.751	1.041.733	1.673.198	455.761	387.746	645.961	6.513.150	
2001	2.016.975	947.912	1.635.536	374.933	359.336	631.052	5.965.744	-8,4%
2002	2.028.306	1.006.660	1.803.489	423.001	396.045	717.291	6.374.792	6,9%
2003	2.188.303	1.086.261	2.018.289	474.156	423.999	780.739	6.971.747	9,4%
2004	2.334.594	1.134.031	1.778.061	484.578	486.877	839.170	7.057.311	1,2%
2005	2.468.455	1.201.687	1.501.243	485.101	531.199	861.802	7.049.487	-0,1%
2006	2.557.020	1.263.349	1.493.340	477.788	562.608	818.661	7.172.766	1,7%
2007	2.681.889	1.410.212	1.712.224	466.161	600.489	1.002.590	7.873.565	9,8%
2008	2.812.687	1.534.177	1.893.065	476.045	611.275	1.003.761	8.331.010	5,8%
2009	2.965.147	1.698.366	1.879.929	484.226	640.576	950.604	8.618.847	3,5%
2010	3.266.288	1.851.224	1.999.174	503.617	689.586	1.130.563	9.440.452	9,5%
2011	3.467.196	1.960.119	2.101.904	512.810	704.499	1.127.445	9.873.974	4,6%
2012	3.770.950	2.106.392	2.241.625	525.812	735.059	1.199.943	10.579.781	7,1%
2013	4.021.265	2.221.015	2.351.640	549.196	771.095	1.234.589	11.148.800	5,4%
2014	4.293.090	2.335.631	2.405.627	569.959	814.369	1.293.239	11.711.915	5,1%
2015	4.472.972	2.401.174	2.364.873	664.006	817.862	1.266.419	11.987.306	2,4%
2016	4.704.387	2.479.665	2.413.636	689.379	850.022	1.278.258	12.415.347	3,6%
2017	4.884.784	2.606.192	2.490.253	715.722	882.182	1.324.708	12.903.840	3,9%
2018	5.066.768	2.755.761	2.580.039	743.071	914.342	1.378.178	13.438.158	4,1%
2019	5.250.742	2.920.239	2.677.368	771.465	946.501	1.437.054	14.003.371	4,2%
2020	5.436.863	3.095.204	2.778.537	800.944	978.661	1.498.827	14.589.036	4,2%
2021	5.625.539	3.281.154	2.883.499	831.550	1.010.821	1.563.431	15.195.994	4,2%
2022	5.817.207	3.478.648	2.992.635	863.325	1.042.981	1.630.956	15.825.753	4,1%
2023	6.011.744	3.688.310	3.106.182	896.315	1.075.141	1.701.700	16.479.393	4,1%
2024	6.208.960	3.910.816	3.224.198	930.565	1.107.301	1.775.819	17.157.660	4,1%
2025	6.408.925	4.146.901	3.346.699	966.123	1.139.461	1.853.479	17.861.588	4,1%
2026	6.611.926	4.397.354	3.473.923	1.003.041	1.171.621	1.934.718	18.592.582	4,1%
2027	6.818.266	4.663.020	3.606.019	1.041.369	1.203.781	2.019.709	19.352.164	4,1%
2028	7.027.779	4.944.801	3.743.176	1.081.162	1.235.941	2.108.808	20.141.668	4,1%
2029	7.240.255	5.243.658	3.885.588	1.122.475	1.268.101	2.202.241	20.962.318	4,1%
2030	7.455.693	5.560.613	4.033.419	1.165.367	1.300.261	2.300.255	21.815.607	4,1%
2031	7.675.404	5.896.754	4.186.874	1.209.898	1.332.421	2.402.200	22.703.552	4,1%
2032	7.900.840	6.253.235	4.346.211	1.256.131	1.364.581	2.508.232	23.629.229	4,1%
2033	8.132.211	6.631.282	4.511.611	1.304.130	1.396.741	2.618.511	24.594.485	4,1%
2034	8.369.729	7.032.194	4.683.260	1.353.963	1.428.901	2.733.205	25.601.252	4,1%
2035	8.613.610	7.457.354	4.861.487	1.405.701	1.461.061	2.852.492	26.651.704	4,1%
2036	8.864.070	7.908.225	5.046.497	1.459.416	1.493.221	2.976.551	27.747.979	4,1%
2037	9.121.329	8.386.360	5.238.548	1.515.183	1.525.381	3.105.574	28.892.375	4,1%
2038	9.385.612	8.893.406	5.437.908	1.573.081	1.557.541	3.239.755	30.087.303	4,1%
2039	9.657.144	9.431.112	5.644.854	1.633.192	1.589.701	3.379.301	31.335.304	4,1%
2040	9.936.159	10.001.329	5.859.676	1.695.599	1.621.860	3.524.424	32.639.048	4,2%
2041	10.222.890	10.606.025	6.082.674	1.760.391	1.654.020	3.675.345	34.001.345	4,2%
2042	10.517.579	11.247.282	6.314.158	1.827.659	1.686.180	3.832.293	35.425.152	4,2%
2043	10.820.472	11.927.311	6.554.517	1.897.498	1.718.340	3.995.507	36.913.646	4,2%
2044	11.131.820	12.648.458	6.803.957	1.970.005	1.750.500	4.165.236	38.469.976	4,2%
2045	11.451.880	13.413.206	7.062.890	2.045.283	1.782.660	4.341.735	40.097.655	4,2%
2001-2015	5,85%	6,86%	2,67%	4,17%	6,05%	5,10%	5,11%	
2010-2015	6,49%	5,34%	3,42%	5,69%	3,47%	2,30%	4,89%	
2015-2019	4,09%	5,01%	3,15%	3,82%	3,72%	3,21%	3,96%	
2019-2024	3,41%	6,02%	3,79%	3,82%	3,19%	4,32%	4,15%	
2024-2045	2,96%	6,04%	3,80%	3,82%	2,29%	4,35%	4,13%

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2.3. Investments

2.3.1. Introduction

This report presents the information, premises and analyses adopted for the preparation of the programs of investments of Celg D in the period of 2015-2045.

The programs of investments open to question were developed from information supplied by Celg D and there are a relevant part of Due Diligence performed by the Quantum in that dealership.

2.3.2.	Work Methodology

Celg D made available in the work environment an assembly of documents with information as to the investments for her predicted for the period 2015-2024, there found the investments relative to the expansion and improvement in the electric system, which will be going to compose the Base of Remuneration Regulatory, as well as investments in real-estate facilities and vehicles, which will be going to compose the Base of Annuity Regulatory – BAR. The principal documents made available in the environment of work were the Plan of Results handed by Celg D to the ANEEL in April of 2015, the Plan of Development of the Distribution – PDD 2015-2024 and a relation of necessary additional investments.

Also documents were made available with general information on the current conditions of the electric system, starting point for the analyses of the Quantum. These analyses looked to value the correspondence between the proposed investments and the projections of market and number of consumers, as well as the conditions of the electric system reflected by the levels of load and voltage and obsolescence of substations, lines and nets.

There were countless meetings with the technical team of Celg D in Goiânia to treat the appeared doubts, as well as several solicitations of additional information subsequently put in the environment of work.

In elapsing of the work they were visited to significant samples of the electric system, understanding substations and lines of High voltage and lines and nets of Middle and Low Voltage, storerooms and workshops.

The foresight of investment relative to the solution of detected environmental liabilities was prepared by the Quantum from diagnosis done by expert of this consultancy and discussions and alignments with the team of Environmental Management of the dealership.

2.3.3.	Investments Proposed by Celg D for the 10 years period (2015 to 2024)

For service of the determinations of the ANEEL and commitments of adjustment of conduct secured by the dealership, a Plan of Results was developed by CELG, including a period of four years, containing the actions and related resources associated with the improvement of the rates of service quality, among others.

These programs are inserted and are contained in the Plan of Development of the Distribution (PDD), demanded of the distributors in the Procedures of Distribution - PRODIST, covering a horizon of ten years to the front.

Complementarily to these resources, the dealership relates additional programs, understanding obligations of universalization of service and necessary resources of automation of nets and for maintenance of substations (CATHEDRAL) – acquisition of movable SEs.

The investments quoted above integrate the Base of Remuneration Regulatory (BRR).

Also investments were informed in facilities and fleet of vehicles / equipments, which compose the Base of Annuity Regulatory (BAR), but investments were not informed in computer science resources.

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Stringing all these information together, are related in the tables following the yearly programs of investments proposed by the dealership associated with the problems previously described, covering a period of ten years.

Important to notice that it was not possible to establish, of the dealership, a direct correlation of these programs proposed with variables demand (MW), number of consumers and / or exvoltage of the net AT/MT/BT was normally in planning of this nature, as market (MWh).

It is noticed also that the relation of investments of 2015 contemplates works that entered already in operation or they are in progress in the present date, but it was not possible to determine with precision, for work or group of works, which the piece of corresponding financial realization.

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Additional investments	2015	2016	2017	2018	2019
EXPANSION	**51.242.351**	**93.755.151**	**140.983.878**	**87.444.504**	**92.754.767**
Rural Electrification PLPt + Universal	42.749.811	83.776.350	129.308.681	73.784.523	76.772.590
CDE	10.307.460	26.145.129			
Financing (RGR)	5.598.604	13.557.611			
My home, my life	8.492.540	9.978.801	11.675.197	13.659.980	15.982.177
IMPROVEMENT	-	**41.600.000**	**41.600.000**	**24.600.000**	**24.600.000**
Acquisition of SES MOVE HT		12.000.000	12.000.000		
Acquisition of SES MOBILE MT		5.000.000	5.000.000		
Network automation		24.600.000	24.600.000	24.600.000	24.600.000
TOTAL - Additional Investments	**51.242.351**	**135.355.151**	**182.583.878**	**112.044.504**	**117.354.767**

Additional investments	2020	2021	2022	2023	2024
EXPANSION	**76.484.118**	**23.714.700**	**23.240.406**	**22.775.598**	**22.320.086**
Rural Electrification PLPt + Universal	57.784.971	23.714.700	23.240.406	22.775.598	22.320.086
CDE					
Financing (RGR)					
My home, my life	18.699.147				
IMPROVEMENT	**24.600.000**	-	-	-	-
Acquisition of SES MOVE HT					
Acquisition of SES MOBILE MT					
Network automation	24.600.000				
TOTAL - Additional Investments	**101.084.118**	**23.714.700**	**23.240.406**	**22.775.598**	**22.320.086**

The investments in real estate and fleet of vehicles are the constant ones of the near table:

Investments in buildings and Fleet	2016	2017	2018	2019
Adequacy of buildings	2.000.000			
Project works complementation CCTV	1.850.000	3.250.000		
Reform CTN Rail	70.000			
Construction New Training Center		1.700.000		
Reform of DD-DPCT	450.000			
General reforms		1.200.000	1.200.000	1.200.000
Environmental Recovery and Stockroom infrastructure	600.000	600.000		
Restructuring of SPLS			4.250.000	4.250.000
Subtotal Buildings	**4.970.000**	**6.750.000**	**5.450.000**	**5.450.000**
Winch to supply and logistics	1.500.000			1.500.000
12 trucks	2.600.000	3.200.000		
01 forklift		120.000		
01 hoist 60 ton		890.000		
01 crane 100 ton			1.650.000	
Subtotal Fleet	**4.100.000**	**4.210.000**	**1.650.000**	**1.500.000**

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2.3.3.1.	Analysis of the investments proposed by Celg D

Analyzing the programs of investments, elevated expenditure values happen in the first quinquennium of the horizon of planning, adding up around R$ 2,6 billion, which can be explained by the pressing necessity of adoption of solutions to improve the current structural situation of the electric system of the dealership and to revert the low presented rates of performance, in period of time demanded by the commitments regulatory present and future (determinations of the ANEEL/AGER, Plan of Results, Terms of Adjustment of Conduct – secured TAC, obligations of rural universalization, new contractual clauses resulting from the process of renovation of current concession, etc.). The following figure presents the investments proposed by Celg D in the period 2015-2024.

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When we compare the investments proposed for the first quinquennium with those predicted for the second quinquennium, we note that the volumes of total investments are of the same greatness order. Given that the management efforts of the first quinquennium are, apparently, much more demanding than those what show up in the second quinquennium, this situation should not happen, principally after we checked that the difference between the total values of the quinquennia refers, mainly, to programs of rural and urban universalization and to the additional resources associated with plan of automation of nets and acquisition of movable SEs (R$132 millions in the first quinquennium, R$25 millions in the second).

The following graphic represents the total of the investments proposed by CELG D, however they do not include the values of Universalization.

5 The graphic represents the total investments proposed by CELG D, separated per type, namely:
Expansion AT: Investments in expansion in High voltage
Expansion MT+BT: Investments in expansion in Middle and Low Voltage
Universalization: Investments in Universalization
Improvement AT: Investments in Improvement in High voltage
Movable SEs AT: Investments in movable Substations in High voltage
Improvement MT+BT: Investments in Improvement in Middle and Low Voltage
Automation + Movable SEs MT: Investments in Automation and movable Substations in Middle Voltage
BAR: Investments in Regulatory Yearly Installment Basis

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Figure 17: Total investments without universalization

Million R$
500
450
400
350
300
250
200
150
100
50
-
2.015
2.016
2.017
2.018
2.019
2.020
2.021
2.022
2.023
2.024

Table 5: Total investments without Universalization

	2015	2016	2017	2018	2019	Soma Quinquênio
Total investments without Universalization	324.261.401	463.217.273	463.488.715	456.458.107	452.047.832	2.159.473.328

	2020	2021	2022	2023	2024	Soma Quinquênio
Total investments without Universalization	405.009.342	380.805.178	380.131.279	378.153.322	375.193.350	1.919.292.471

While considering the logs of total investments in AT and in system MT+BT, we check what the investments log in AT holds in the expected form, due to the fees of expansion of the parameters number of consumers and market of energy and to the structural situation of the electric system of the dealership. On the other side, however, the investments log in the system MT+BT is decreasing along the planning horizon, what it is against intuitive regarding the growth of the above-mentioned parameters.

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Million R$
700
600
500
400
300
200
100
0
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Total HT
Total MT - LT
Universalization
BAR

There happens the expressive participation of works of expansion of the system of High voltage (AT) in the total of investments, on average 53 % in the period of 10 years of the plan, against a participation of 27 % on average of the expansion of the system of Middle and Low Voltage (MT+BT). If the investments are disregarded in programs of universalization, the expansion of the system MT+BT consists in 14 % on average of the total investments of the period.

Million R$
700
600
500
400
300
200
100
0
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Expansion HV
Expansion MV+LV
Total investments

Regarding the investments in Improvements in AT and MT+BT, they correspond to 7 % and 13%, on average, respectively, of the total investments of the period.

6 The graphic groups the total investments per voltage level (Rise, Average and Decrease).
7 The graphic compares the level of total investments versus the investments in expansion, per voltage level (Rise, Average and Decrease).

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2.3.4.	Projection of Investments for Celg D for 30 Years – Period from 2015 to 2045.

The investments projections for the period of 30 years were carried out when followers are used projections of investments of the CELG, projections of growth of market of distribution of energy carried out by the Quantum and meters of growth of the investments to the market.

The levels of investments projected for the first 10 (ten) years (2015 to 2024) were prepared by CELG D and they are present in the Plan of Development of the Distribution (PDD) of the company. As part of the process of technical Due Diligence, to Quantum it analyzed these projected investments and ratified, with agreements, the existent plan for the first five years, in which an elevated effort will be necessary for the adaptation of the company to the parameters demanded by Aneel in the renovation of the concession, as well as, the feasibility of the adaptation of its levels of service at the levels of service required by ANEEL inside the term of five years through the effective performance of this plan. The investments of long term have as reference the PDD and the projected behavior of the market.

There were simulated in total three scenarios, who consider situations different from growth of market and investments concentrated for recuperation of appropriate conditions of supply of energy in initial periods of 5 (five) and 3 (three) years.

So, the following investments projections were developed:

·      Base – uses projections of market from the GDP of Goiás up to 2019 and National GDP up to the end of the concession, considering an initial period of five years for recuperation of the operational situation of the dealership.

·      Investments anticipation (3 Years) – ditto above, but shortening the initial period for recuperation of the operational situation of the dealership for 3 years.

·      GDP of Goiás – uses projections of market from the GDP of Goiás up to the end of the concession, considering an initial period of five years for recuperation of the operational situation of the dealership.

For all the projections above, there were thought all the investments proposed by the dealership, 3 described in the item, when there is understanding the investments proposed for the period of ten years

8 The graphic compares the level of total investments versus the investments in improvement, for voltage level (Rise, Average and Decrease).

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(2015 to 2024) constantly of the PDD, the additional investments and the investments in facilities and fleet of vehicles - BAR proposed by Celg D.

To the investments proposed by Celg D the investments appreciated by the Quantum were added to remove liabilities associated to the environmental and estimative questions of investments in computer science.

The premises and criteria adopted in the Base Scenario for preparation of the projections of investment were:

▪ Period 2015-2020:

✓ When the values proposed by Celg D in the PDD for expansion were adopted, improvements and works predicted in the Terms of Adjustment of Conduct – TAC, added to the data of the document Necessary Investments that contemplate the Program It Shines for All and Rural universalization, besides some investments of improvement related to the acquisition of restarters and movable substations. The values relative to Rural universalization and Light for All tell to commitments assumed by Celg D with the ANEEL in the context of the public audience 045/2015 to themselves, what spreads the deadline out for universalization up to 2020.

✓ There were adopted the investments predicted by Celg D for facilities and fleet of vehicles up to 2019 and from then on a value defined by the consultancy up to the end of the concession. There is no foresight of Celg D for computer science and it was adopted by the Quantum a value R$ 4 million per year up to the end of the concession, on basis of values usually practiced in the market.

✓ The necessary investment values were added from 2016 to the regularization of the environmental liabilities predicted in the evaluation prepared by the consultancy.

✓ The initial foresight of investment of Celg D for 2015 will not be carried out in the totality. The most recent expectation of realization informed by the dealership is of R$280,000,000.00. The difference between the initial foresight and the realization expectation was deferred then for four following years, from 2016 to 2019, of uniform way, thinking that there are investments in fact necessary and that they will be carried out.

▪ Period 2021-2045

✓ A deferment of the Investments was done in Expansion AT and Improvement AT of the 2021 years to 2024 in five years, from 2021 to 2025. The reason is that the values informed by CELG D if they were maintaining in the same level of the period 2016-2020, which seems unjustifiable thinking that the principal limitations of the electric system would be already resolved up to 2020 according to commitments assumed in the Plan of Results.

✓ From 2025 (end of the period of deferment) the investments in Expansion and Improvement AT (except Movable SEs) grow for equal fee to 66,6 % of the growth of the market. The reason is which part of the growth of market is attended for densification, without necessity of expansion of the electric system. She is usual practice in the sector to use the growth of the market as driver of investments projection.

✓ Growth of the investments from 2020 in Expansion MT and BT and Improvement MT (except Movable SEs and Automation of Nets) and BT for equal fee to 66,6 % of the growth of the market, the same criterion established adapts previous item.

✓ In the period of 2025 in before projection of the Celg was adopted for Rural universalization and My House My Life constant in the document Necessary Investments, overstepped up to 2045.

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The following figure 2015-2045 presents the curves of investment for the period in the Base Scenario9.

The Three Year Scenario was built with the following differences regarding the Base Scenario

▪ Period 2016-2020

✓ There was projected the anticipation of the investments of Expansion and in Improvements predicted for the period 2016-2020 for realization in three years from 2016.

✓ The investments were not anticipated or redistributed in movable SEs, Universalization in General, Term of Adjustment of Conduct - TAC, Environment BRR and BAR (Environment, facilities, Computer science and Fleet).

The result was a significant concentration of investments in the years of 2016-2018, according to it can be seen in the figure down:

9 The graphic presents the projection of the investments for the Base Scenario, including: Electric system: Investments in Expansion and Improvement, in High, Middle and Low Voltage.
Deferment 2015: Corresponding to the amounts of investments planned by CELG D for 2015 which were not carried out, and which Quantum differed in four years (from 2016 to 2019).
Universalization: Corresponding to the investments in rural Universalization, PLpT and Minha Casa Minha Vida. Environment (BRR): Investments in Environment that were a part of BRR.
Non-electrical investments: Includes investments in environment, facilities, computer science and vehicle fleet.
TAC: Investments in works in the Conduct Adjustment Terms.

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The Goiás' GDP Scenario was already built following the same criteria and premises when Base was adopted in the Scenario, however, considering a growth of market harnessed to the GDP of Goiás in the whole period. Having in mind that this market presents growth rates more elevated than the projections of other scenarios, the levels of investments found also are more maximum. This is noticed from the year of 2021, when the investments start to be related to the market growth.

10 The graphic presents the projection of the investments for the Three Year Scenario, including: Electric system: Investments in Expansion and Improvement, in High, Middle and Low Voltage.
Deferment 2015: Corresponding to the amounts of investments planned by CELG D for 2015 which were not carried out, and which Quantum differed in four years (from 2016 to 2019).
Universalization: Corresponding to the investments in rural Universalization, PLpT and Minha Casa Minha Vida. Environment (BRR): Investments in Environment that were a part of BRR.
Non-electrical investments: Includes investments in environment, facilities, computer science and vehicle fleet.
TAC: Investments in works in the Conduct Adjustment Terms.

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Finally, the investments projection follows the incentives of the model regulatory, therefore they were modeled so that they are more concentrated in the years near to the tax reviews.

Following the investments projections are presented for 30 years projected in each one of the scenarios. The format difference as to the previous graphic resides in what for the modeling there was assumed a strategic behavior of the new operator, investing in more maximum intensity in the years near the RTP to optimize the effect of the remuneration and depreciation of the capital in the income of the company. However, the total investments values are the same as the presented above.

11 The graphic presents the projection of the investments for the Goiás' GDP Scenario, including: Electric system: Investments in Expansion and Improvement, in High, Middle and Low Voltage.
Deferment 2015: Corresponding to the amounts of investments planned by CELG D for 2015 which were not carried out, and which Quantum differed in four years (from 2016 to 2019).
Universalization: Corresponding to the investments in rural Universalization, PLpT and Minha Casa Minha Vida. Environment (BRR): Investments in Environment that were a part of BRR.
Non-electrical investments: Includes investments in environment, facilities, computer science and vehicle fleet.
TAC: Investments in works in the Conduct Adjustment Terms.

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2.4. BRR and depreciations

The model used for the calculation and the evolution of the Base of Gross and Net Remuneration took into account the same format used by ANEEL during its inspections of the Base of Remuneration Regulatory in the Periodic Tax Reviews of the distributors of electric energy, in accordance with:

·    Instructions of the Sub-module 2.3 of the Procedures of the Tax Regulation – PRORET of the Aneel, Normative Resolution n.640/2014

·    Manual of Accounting of the Electric Sector – MCSE

·    Manual of Patrimonial Control of the Electric Sector – MCPSE, Normative Resolution n.367/2009 and Normative Resolution 674/2015.

The calculations were done from the files of the Base of Remuneration Regulatory (BRR), approved in the third cycle of Tax Review of the CELG on the 12th of September of 2013, and when the capitalizations were added taken place up to the 30th of June of 2015. Subsequently, the year of 2015 was complemented with the capitalizations fulfilled and predicted up to December of 2015.

The assets were subdivided in files separated according to requirement of the ANEEL, of the following way:

a)    Armored base of the 1st Cycle (244.806 registers) containing the assets of the company that were immobilized up to 2005, suffering, to be left from there, correction for the IGP-M, depreciation adapts the fees in force established by ANEEL and the lowered goods withdrawn.

b)    Base Armored Incremental of the 2nd Cycle (126.035 registers) containing the assets of the company that were immobilized between the first one and the second tax review in 2009, suffering, to be left from there, correction for the IGP-M, depreciation adapts the fees in force established by ANEEL and the lowered goods withdrawn.

c)    Base Incremental of the 3rd Cycle (149.081 registers) containing the assets of the company that were immobilized between Monday and the third tax review in 2013, suffering, to be left from there, correction for the IGP-M, depreciation adapts the fees in force established by ANEEL and the lowered goods withdrawn.

12 The graphic compares the level of investments of three proposed scenarios, detaching with points lines the years of Tax Review.

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d)    Goods capitalized after the third cycle up to June of 2015 (50.867 registers) updated by the rates defined by ANEEL (IPA-34, INCC, IPCA, IGP-M).

e)    Goods capitalized in July, August and September (12.508 registers) corrected by the rates established by ANEEL (IPA-34, INCC, IPCA and IGPM) and when the works susceptible to capitalization were added up to December of 2015 in the value of R$ 76.900.454,00.

In this way, the BRR was calculated up to the 30th of June of 2015 and tie on 31st of December of 2015. Leaving from there, the BRR was added of the values of the yearly investments predicted for the years from 2016 to 2045 and when the depreciations were calculated in the period in accordance with the fees established by ANEEL.

According to the standards contained in the sub-module 2.3 of the PRORET, the assets and administrative constructions, the software, the general equipments and the vehicles were withdrawn of the calculation of the BRR, since they are recognized as Regulatory Yearly Installment Basis - BAR, in the capital cost.

The investments done with capital input from third parties were registered as Special Obligations and the rates of Use of Substations and Lands and the totally devalued goods were knocked down of the value of the Base of Gross Remuneration, according to the standards of the ANEEL.

As relevant considerations we can still quote:

·     BRB (Base of Gross Remuneration - year n) = BRB (Base of Gross Remuneration - year n-1) + Electric Investments (year n) – You Go down (year n)

·     BRL (Base of Net Remuneration) = BRB (year n) – Accrued Depreciation (year n)

·     QRR (Quota of Reintegration Regulatory - year n) = BRB (year n) x Fee of Middle Depreciation

The fee of middle depreciation is calculated and approved by ANEEL in the Periodic Tax Reviews when each company is taking into account the not totally devalued electric assets of.

The considered values are demonstrated in the spreadsheets down.

2.4.1.	Results

Following, there will be presented the principal results of the projections of the base of remuneration of the CELG D: Base of Gross Remuneration, accrued Depreciation, Fee of depreciation, Quota of Reintegration Regulatory and finally the Base of Net Remuneration.

Besides, for each one of the scenarios the investments values will be presented in electric assets.

The values are expressed in Rated R$ of each year.

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2.4.2.3. Goiás' GDP Scenario
Figure 27: Projections of the Base of Gross, Net Remuneration and accrued Depreciation, Goiás' GDP Scenario (in face values).

2.5. Operational Costs – Efficacy

From 3 ° Cycle of periodic tax reviews was adopted by them by ANEEL favorite methodologies of the Operational Costs of the type of Benchmarking. In 3CRTP, in the landmark of the Public Audience N ° 40/2010 and in 4CRTP in the landmark of the AP N ° 23/2014.

In the present study there were considered both methodologies, for opportunity of the tax reviews of 3rd and 4th cycles of the CELG, second corresponds.

From the review of the 2017 year, in the projections performed up to the end of the period in analysis, it was thought the methodology in force, it is to say, it arranges of 4CRTP.

2.5.1.	Operational costs of 3CRTP

In 3CRTP, the methodology of Company of Reference, adopted by ANEEL in the 2nd cycle, is exchanged for methodologies of Yardstick Competition or Benchmarking. The proposal of transition of the new methodology has two different stages to cycles be applied between the third and fourth thing you re-imagine.

2.5.1.1.	Updating of the operational costs of the 2nd cycle (Stage 1)

For the updating of the values approved in 2nd cycle in the Model of Company of Reference must consider the following flow chart, with its correspondent particulars subsequently:

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1) Agreement of the values of the Company of Reference of 2CRTP (RSVP 2CRTP). Firstly there are deducted the costs relative to own generation, deduction of the receipts with taxed services, exclusion of the costs of capital when the annuities relative to vehicles, systems of computer science and rent of furniture and administrative real estate were associated and, finally exclusion of the additional costs relative to the growth of the processes and commercial activities and of operation and maintenance.

2) Monetary updating to date of 3CRTP, with the application of the evolution of the IGPM for the costs with materials and services, and of the IPCA for the personnel costs.

3) Growth of the product: growth of each product (number of consumers, net and bought) in the period understood between the date of reference of each one in the Company of Reference and the last day of the sixth month previous to date of the tax review of the company. The growth of the product is calculated with the following equation:

$$\Delta_P = \varphi_{bt}\Delta_{M_{bt}} + \varphi_{mt}\Delta_{M_{mt}} + \varphi_{at}\Delta_{M_{at}} + \rho_{cons}\Delta_{Cons} + \rho_{rede}\Delta_{rede}$$

Where:

ϕ_i = Product i weight, where i equals low, medium and high voltage markets.

ρ_{cons} = consumer units weight. ıção

ρ_{rede} = network expanse weight.

Δp = product growth from 2CRTP to 3 CRTP.

4) ***Productivity profits*** represent the behavior of the relation product / input along the time. The input, in this context, concerns the real operational costs of the distributors.

So, considering the information of physical data of the CELG the operational costs of the CELG were calculated for the 3rd tax review.

2.5.1.2. *Analysis of the effective costs (Stage 2)*

As result of the Stage 2, are defined ranges of effective results waited for the operational costs. The variations observed between the values defined in the Stages 1 and 2 will be considered for aim of calculation of the Factor X, in its component of trajectory (T).

It will be considered the difference between the resulting value of the Stage 1 and the limit of the nearest range, defined in the Stage 2. If the value defined in the Stage 1 is contained in the range defined in the Stage 2, they are thought 1 the costs of the Stage and the component one T zero adopts the value.

The level of efficacy of the distributors determined in the Stage 2 follows some steps so abridged and what soon will be detailed in depth:

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· First Traineeship: There is valued the level of operational costs, when determined quantity of consumers, nets and attended market was given, in order to determine a first note of efficacy.

There are applied models DEA and COLS13.

· According to Traineeship: In the definition of the ranges of values waited around the note of efficacy defined in the First Traineeship, it is suggested to adjust the range in accordance with the environmental characteristics of each concession.

Finally, the obtained results of the benchmarking, with information of the date of the base of operational costs (year 2009), are updated till date of the review of 3CRTP according to the same methodology of the Stage 1.

When difference is between the results of the stages 1 and 2 to difference will be thought in the calculation of the factor X, how it will be detailed in the following item. Component these are observed of the calculation in the following illustrative graphic:

The same thing is applied on the up-to-date real costs of the distributor, what they are exposed in the following table:

13DEA (Date Envelopment Analysis) is a method not parametric what calculates the frontier of efficacy considering an assembly of companies. The companies that integrate or define that they "involve" the frontier to the least effective firms. The "envoltória" is a linear frontier for passages that is calculated by means of techniques of linear schedule.

COLS(Corrected Ordinary Least Squares). The Method of the Least Squares or Ordinary Least Squares (MQO) or OLS (of the English Ordinary Least Squares) is a mathematical optimization technique which tries to find the best agreement for an assembly of data trying to minimize the sum of the squares of the differences between the respected value and the observed data. A variant of this technique is that of Least Corrected Squares (MQC or COLS, in the English notation) what it carries out, from the esteem for least squares, a correction of the positions of each firm in function of that what has a respected mistake of inefficiency equal I reduce to zero and what would be in the frontier.

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Since in the updating of the costs approved in the 2nd reference company to CELG it is re-positioned cycle in an amount of costs in the order of R$ 642.239.538, this value was inside the range regulatory, as which, for its particular case, it had not to be been considered a transition caused by the change of methodology. In other words, the CELG would maintain in the third cycle the level of operational costs recognized in the second cycle reference company, without necessity of a transition to the new methodology.

2.5.2.	Operational costs 4CRTP

In 4CRTP, the methodology adopted shears ANEEL tries to deepen and to improve the methodologies of Benchmarking of the previous cycle.

In this opportunity, a benchmarking was turned using the methodology of DEA with the following abridged characteristics:· Sample: average of the 2011 years to 2013, without division for transport.

· Prior agreement of the PMSO (Personnel, Materials, Services of Third and Different) for salaries, to consider the wage differences between the regions.

· Respected products: o Prudent market. o Number of Consumer Units. o Km Distribution net. o Km Underground net. o Km High voltage net. o Difference of the Hours disconnected by consumer regarding the target regulatory, for consideration of the level of the Quality (product with negative sign). o It distinguishes between the Losses not techniques observed regarding the target regulatory, for consideration of the level of PNT (product with negative sign)· Restrictions to the pesos to "modulate" the participation of these products.

· Range of confidence of 95%, by means of Bootstrap.

· Correction of the scores shears medium of the distributors with upper efficacy to 50%.

There were shortly listed some of the principal characteristics of the modeling that the ANEEL is applying in the current one 4CRTP, what they were applied in the present study, for the definition of the Operational Costs of the CELG, when it thought in the 2017 year (year of the near tax review), and in order

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that it defined the level of efficacy of the current costs of the distributor and its potential of decrease of same. For that, we apply the score of efficacy obtained by ANEEL in the models of the AP 23/2014. In case of the CELG, the efficacy range was the following thing:

	Table 10: Range of operational costs 4C - Source: ANEEL – AP23/2014.

Company	Inferior Limit	Center	Upper Limit
CELG	64,6%	68,9%	74,2%

These results will have to be corrected by the medium one of the companies with upper efficacy to 50%, turning in factor of agreement of 76%. The finally applicable scores on the real costs of the CELG are those who follow:

	Table 11: Range of operational costs 4C, corrected - Source: ANEEL – AP23/2014.

Company	Inferior Limit	Center	Upper Limit
CELG	64,6%	68,9%	74,2%

So, in 4CRTP there was defined the new landing of effective costs to be recognized by the regulator, being the range between 85 % and 97,6 % of the real costs of the distributor (taking as reference the average of real costs between 2011 and 2013).

It is important to notice that the efficacy landing regulatory of the CELG presents an improvement between the third thing and the fourth cycle of tax review, passing of 63,24 % for 68,9 % of efficacy and, in the short term, it is waited what the operational costs of the distributor get regulatory reaches the effective landing.

2.5.3.	Projections Operational Costs

In the analysis period, the tax reviews will be carried out to each five years from the 2017 year, when the 4th RTP of the CELG will happen.

First of all, it is necessary to explain that the definition and calculation of the operational costs were performed in the different form for the recognized operational costs defined with criteria regulatory, and the real operational costs defined in base the criteria that there has to see with the management and evolution of the distributors. The behavior of both groups of costs is of certainty independent form, however, the methodology regulatory is based on the real costs observed in the companies.

By another part, due to the exvoltage of the period in analysis, some premises must be adopted to supply the landmark of modeling necessary for the esteem of the operational costs.

For end, the treatment of the operational costs be detailed in the following items.

2.5.3.1.	Actual Operational costs

The real operational costs were modeled to appreciate the performance waited from the distributor in the period in analysis. For that, the following premises were adopted:

      1. For the history years, there were thought the information of the REPORTS OF QUARTERLY INFORMATION – RIT (that are of public access), sent by the Distributor for Aneel.

             a. The information of the RIT were adjusted to pass of calendar year for years regulatory (September / August).

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	b.	The Personnel concepts were segregated, Materials, Services of Third and Other (PMSO), of the total of the real costs, for comparison with the recognized costs, and, too many real costs were considered in a specific line as “COSTS NOT RECOGNIZED”.
2.	NOT RECOGNIZED” they consider the “COSTS:
	a.	Costs associated to the difference between losses real and recognized, which produces a deficit in the energy purchase.
	b.	Operational costs associated to the program of improvement of the Quality, which were modeled for each scenario, being which less terms for improvement require efforts more maximum of cost.
	c.	Assets annuities not electric what regulatory are recognized by the Base of Annuity Regulatory (BAR) and what compose part of the real operational costs of the company, such as rents. These costs evolve with the variation of the market and X are updated also by the inflation and by the component Productivity of the Factor.
3.	The treatment of the real PMSO is what it follows:
a.

Initially, the real PMSO were divided in two pieces, one that represents the "effective" costs (calculated in function of the result that the CELG obtained in the benchmarking for it 4CRTP), and a complementary piece of inefficient costs, which the company might decrease or to remove. They were modeled this excess of costs to be removed up to the 2018 year. Being that from the 2019 year the company always carries out bottom effective costs to the regulatory.

For another part, the effective costs are modeled in function of the growth of the market and decreased by the productivity.

	b.	Finally, for the separation of the costs in the principal counts of operational costs (Personnel, Materials, Services of Third and Different), there was maintained the proportion observed in the real costs in the 2013's.

2.5.3.2.	Acknowledged costs (regulatory)

Already for the case of the definition of the costs regulatory, the modeling is somewhat more complex, since it involves methodologies of benchmarking established by the regulator that they observe, in its definition, the behavior of the real costs of the distributors, besides other considerations regulatory what were put by ANEEL for its determination.

Following there are described shortly the principal premises considered in the modeling of same:

1. For the history years, there were thought the constant values in the reviews and tax adjustments of the CELG for each year.

2. In the years of tax review, the modeling was performed considering the methodology of 4CRTP, what will be detailed better in the near items of this report.

3. In the years between the reviews, when the yearly tax adjustments (IRT) happen, the PMSO are calculated considering the value of PMSO of the previous year when X updated by the growth of the market and the application of the Factor.

2.5.3.3.	Acknowledged costs (regulatory) – Calculation in tax reviews

The calculation regulatory of the operational costs to be recognized in the taxes of the distributors is performed following the traces of the Technical Note N ° 66/2015-SRM/SGT/ANEEL, and of its respective Procedure of Tax Regulation, PRORET, submodule 2.2.

In these documents, the agency defines, in general lines:

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1. The level of PMSO checked in the test years, when was defined as the period of twelve months immediately previously to the month of the Periodic Tax Review.

2. The landing of effective costs for each distributor (Target), finding too many companies the score of the Benchmarking defined for the company and corrected by the average of.

3. The component Trajectory (T) of the Factor X.

4. The sharing of extraordinary profits.

5. The Operational Costs Regulatory in the Review.

These parameters were modeled in the present study, responding to the following criteria regulatory.

2.5.3.3.1.	Operational costs In the Test Year

The initial reference for the definition of the target of operational costs is the tax covering of the dealership in the moment of the review. Regulatory perfects the piece of corresponding income to the operational costs in the income checked in the Test Year of the review, according to equation down.

In the equation above C O Rev  V P B Rev they look regulatory identifies the relative size of the operational costs in the construction of the piece B of the last review. For its time, the piece income B in the Test Year is calculated from the taxes of distribution resulting from the tax opening of the last adjustment devoted to the market of the Test Year.

So, the COAt were modeled with information of Piece B in the year of the review, and of PMSO and Piece B correspondents to the last tax review, being that its determination depends on the evolution of this component all.

2.5.3.3.2.	Effective Costs Target

As previously described, will calculate the ANEEL periodically the scores of efficacy of all and each one of the distributors. These scores represent the removal of each company regarding the frontier of better practices of the sector, defined by the most effective companies.

As in any application of methodologies of Benchmarking, the regulator corrects these scores for the average observed in the sector, in way to have companies for which it recognizes less costs that reals and others what, based on excellence performances, are awarded a prize with the costs recognition above the real costs of same, establishing strong incentives to the efficacy.

2.5.3.3.2.1.	Performance Score in the Benchmarking

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For the RTP of 2017, the efficacy score for the 4th RTP of the CELG (68,9%), corrected by the average of the sector14 (68,9% / 76% = 90,65%), it is applied on the real costs used in the benchmarking, corrected by the evolution of the products (nets, consumers, market, etc.) to define the real scores of efficacy of the distributor in the year of the review, defining the target of effective costs.

It is considered in the following tax reviews that the companies will have you distinguish us scores of performance obtained in the benchmarking, in function to the performance that each one of them have shown up., the scores of performance of the CELG for the near tax reviews were still modeled considering an improvement that is proportional to the improvement shown up in the unit costs (R$/MWh) of the distributor.

2.5.3.3.2.2.	Average performance of the sector

The average efficacy of the sector presents a modeling of improvement, in the understanding of which the methodologies of incentives of the type of Benchmarking favor the improvement of the performance of the distributors of the whole sector, lifting up the middle landing of the performance and, in consequence, reducing the correction of the original scores of performance of the companies (prizes and punishments).

As well as the CELG manages to capture the opportunities of this approach, others so many companies also will respond to these incentives, doing that the complete sector improves its efficacy.

2.5.3.3.3.	Limit to the yearly variation of operational costs (component T)

The methodologies of 4CRTP define the most maximum value of absolute variation of the operational costs in the years between the tax reviews, what it is defined in 5 % of the PMSO per year. This restriction was considered, even that its variations should never exceed this limit.

So, the difference between the target values regulatory and the income of operational costs of each year will be that it was deducting or added to the taxes of gradual form along the cycle of review of the dealership.

However, the variation determined in the difference between the PMSO meddles and of the Test Year, defines the value of the component one T what soon is considered in the Factor X. As the factor X is applied on the total of the Piece B, this value must be adjusted to represent the participation of the PMSO in same (the limit of 5 % per year of variation in PMSO is equal to 2,36 % of variation in the VPB, for the average of the Brazilian electric sector).

The value of the operational costs regulatory to be considered in the tax review and Component T of the Factor X be calculated then according to the following expressions.

14 Technical note N ° 66/2015-SRM/SGT/ANEEL, of 22/4/2015 and Clause 25 of the Submodule 2.2 of the PRORET, second review, of 06/05/2015, Aneel

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$$CO_p = CO_{At} + \frac{(CO_{meta} - CO_{At})}{N}$$

$$T_p = \left(1 - \sqrt[N-1]{\frac{CO_{meta}}{CO_p}}\right) \cdot \frac{CO_p}{VPB_p} \qquad (10)$$

Onde:

CO_p: *valor de custos operacionais regulatórios a ser considerado na revisão tarifária em processamento;*

T_p: *componente de trajetória dos custos operacionais do fator X para a revisão em processamento;*

VPB_p: *valor de Parcela B da revisão tarifária em processamento;*

2.5.3.3.4. *Sharing of extraordinary profits.*

The Aneel established one more limit for the recognition of the PMSO of the distributors to moderate the recognition of excessive operational costs or much for above the real costs of the distributors, which takes place in some cases of the sector, however, not for the CELG.

In these cases, when it puts the costs defined by the corrected benchmarking they exceed in more than 20 % to the real costs of the last two years of the distributor, this excess prize is shared in equal parts with the consumer, favoring the tax moderateness.

This question was modeled in base on the following equation:

$$CO'_{meta} = \frac{1{,}2 \cdot Opex_{médio} + CO_{meta}}{2} \qquad (4)$$

Onde:

CO'_{meta}: *meta de custos operacionais regulatórios com compartilhamento;*

$Opex_{médio}$: *média dos custos operacionais reais.*

As appropriate, this limit was modeled, however, it has no impact in case of the CELG.

2.5.3.3.5. *Operational regulatory costs in the Review*

Finally there is defined the value of PMSO to be recognized in the year of the review, which will be incorporated in the taxes of the following period.

The value of the operational costs to be recognized in the date of the review is defined as the value of PMSO of the test year more the application of a year of the trajectory for the costs target. In the subsequent years there will be applied the trajectory (through the Factor X) reaching the target of costs in the end of the cycle (or the value defined by the limit of 5% per year).

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2.6. Quality

The service of the quality limits of service is one of the subjects of more maximum importance in the context of management of the CELG D due to the economical impact of the payment of the compensations for not service of the limits, to the necessities of investments and to the consequences predicted in the agreement of renovation of the concession of the distributor.

So, the modeling considered premises based on the necessary years to attend the quality indicators:

1- Three Year Scenario: to develop actions of management and necessary investments to reach the quality level regulatory in 3 years (2018).

2- Base Scenario (5 years): to develop actions of management and necessary investments to reach the quality level regulatory in 5 years (2020).

So, the modeling of the scenarios above impact the evolution of the quality, which has right influence in the following costs:

1- Compensations

2- Costs for the quick improvement of the Quality (3 years)

Following, there show up the criteria used in the projection of these costs, according to each scenario.

2.6.1.	Compensations

The compensations that the distributor will have to carry out for the clients for the violation of the limit of individual continuity of the indicators DIC, FIC and DMIC they are defined for the ANEEL, being that the CELG has been paying elevated compensations in the last years.

For modeling aims, one considered, through methodology of benchmarking, the existent relation between the value of the compensations and the income of supply for series of companies, including the CELG, in the 2014 year. The result was that the CELG occupies the last positions, being one of the companies with more maximum level of paid compensations.

For such a reason, as premise to model, it was considered the assumption that the CELG must be inside the first percentile of the companies with better indicators.

It is important to point out that, even that he should present values less than its levels regulatory of DEC and FEC, the company has to pay compensations to its clients. This because the fines are paid on violations in the individual indicators, meanwhile that the DEC and FEC are indicative of assembly continuity.

On basis of this criterion, the modeling was done for each scenario of the following way:

- Three Year Scenario:

1- One considered the valuable relation of compensations and income of supply of the Celg for the 2014 year

2- One proposes that for the 2018 year the CELG has a relation (compensations / income) as of the best companies.

3- A function was created exponential to define the value of the relation in the intermediary years.

4- One projected the values of the compensations from the relation obtained in the previous point and the value of the compensations in 2014. So, the compensations level is going to decrease up to 2018, when the company reaches quality values in acceptable parameters.

5- For the subsequent years, the compensations are going to grow with the market increase percentage .

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- Base Scenario:

1- One considered the valuable relation of compensations and income of supply of the Celg for the 2014 year

2- One proposes that for the 2020 year the CELG has a relation (compensations / income) as of the best companies.

3- A function was created exponential to define the value of the relation in the intermediary years.

4- One projected the values of the compensations from the relation obtained in the previous point and the value of the compensations in 2014. So, the compensations level is going to decrease up to 2020, when the company reaches quality values in acceptable parameters.

5- For the subsequent years, the compensations are going to grow with the market increase percentage.

2.6.2.	Costs for quick improvement of quality

Since the scenarios depend of the necessary years to reach the quality level established by Aneel, then there must be considered the “costs for quick improvement of the quality”.

By a side, in case of the Base Scenario, it was assumed that the levels of operational costs are sufficient to reach to the quality in this period. Therefore, it was thought an additional cost.

But, for the Three Year Scenario, it was assumed that it is necessary to carry out more maximum efforts to be able to reach with more maximum speed the wanted quality, which drifts in more maximum costs.

On basis of the attachment of the Plan of Result of the CELG D, where were the actions of management detailed for improvement of the quality indicators DEC – FEC calculated the yearly cost adapted to be necessary with this premise.

These values are reflected in the lines “I cost MILLSTONE (Labor) for quick improvement of the Quality” and “I cost (MAT) Materials for quick improvement of the Quality”. Both lines compose part of the operational costs not recognized of the company.

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2.7. Losses

2.7.1. Introduction

In the present report there are presented the information, premises and analyses adopted for the preparation of the projection of the losses of the CELG D in the period of 2015-2045.

The projections carried out by the Quantum were developed from the information supplied by the CELG D herself and ANEEL.

2.7.2.	Work Methodology

In general way, the CELG D at present is in a good situation in what it refers to the losses, both the technical losses and the losses not technical, situating near to the target established by ANEEL.

Being so, considering the programs of decrease of losses in force and planned of the company, added of the investments projected in the net, we project that the CELG D manages to reach the targets of technical losses and not technical of the ANEEL up to end of 2017. For the subsequent years we project that the company will have the same level of losses regulatory established.

2.7.2.1.	Regulatory Losses Targets

In accordance with the criteria when 3rd RTP of the CELG D was defined in 2013 and the Tax Adjustment of 2014, the targets regulatory in force of energy losses are those who follow:

Table 12: Regulatory Limits ANEEL - Source: Report PNT Celg 2015 and ANEEL 2015

Type Loss	Parameter	Percentage
Losses No Technical	on injected energy	1,91%
Technical Losses		9,37%
Global Losses		11,28%

The losses not technical15 they are defined through comparative with other distributors and the percentage limit of technical losses is defined through calculation carried out by ANEEL and the distributors.

The treatment regulatory of the losses in the tax processes of review and adjustment considers some premises, among which we can detach the capability of management that the dealerships have on the energy losses, in special the losses not technical (thefts of energy, mistakes of measurement, consumer units without measurement, etc...).

2.7.3.	Losses on energy output Performed and Expected

To Quantum it carried out the projections of the losses from the analysis of the behavior of the Technical Losses and Not Technical on bloodshot energy of the CELG D in the last years, as well as in the actions carried out in the combat and decrease of the losses carried out principally in 2014 and 2015 and in the results of the obtained rates of losses recently (up to May of 2015),

Being so, Quantum projected the Technical Losses and Not Technical on energy injected through the esteem of a fee of decrease to the year of Technical losses and Not Technical on energy, taking as a base

15 The losses not technical they are defined for the ANEEL through methodologies of Benchmarking.

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the fulfillment of Meta established by ANEEL of Technical Losses and Not Technical up to the end of the 3rd tax cycle that it finishes in 2017.

Besides, the consultancy adopted as premise of the projection that it was reached the losses targets by technique and not technique in the end of 2017, the CELG D will keep on having the same level of losses established by ANEEL the following years.

 To point out fits also, that the projection of the consultancy Quantum is different from the projection of the Plan of Results CELG D of 201416, since it uses data more current of the CELG D of 2014 and 2015 to appreciate the projection, as well as group in consideration the current results of the programs of combat and decrease of losses and investments in the distribution net.

Following it demonstrates if the rates of the Technical Losses and Not technical on Bloodshot Energy (Carried out and Projected).

The projected fee of decrease of Technical Losses for the 2016 years and 2017 will be of 0,21 % in a year, with the goal of reaching in the end of the year of 2017 the rate of Technical Losses established by ANEEL of 9,38%.

Similarly the technical losses, we adopt the same logic for fee projection Losses decrease Not Technical yearly, projecting one it taxes of decrease of 0,29 % in a year in 2016 and 2017, so that in the final year 2017 the Losses rate Not Technical projected reaches the target established by ANEEL of Technical Losses of 1,91%.

For the years subsequent to 2017, Quantum took with premise that the CELG D in the whole projected period (2018-2045) will have the same rate of regulatory established losses as ANEEL (Global Losses 11,28%, Technical Losses 9,38 % and Losses Not Technical 1,91%).

Following, a picture is presented I summarize representing the trajectory and projected speed of the losses on Energy Injected between 2016 to 2019:

16 Source CELG D 08.1.7000004 - ITEM 2.8.7.4_PLANO DE RESULTADOS CELG DISTRIBUIÇÃO DE 2014

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2.8. Irretrievable Revenues and Other Revenues.

2.8.1. Irretrievable Revenues (RI)

The calculation and projection of the RI uses the methodology approved by ANEEL for the fourth cycle of tax review (4CRTP), when 2.2 of Operational Costs and Irretrievable Receipts of the Procedures of Tax Regulation (PRORET) were consolidated in the submodule.

THE ANEEL defines for each company, breaches of contract percentages for class to be recognized in the process of tax review. Soon these percentages are multiplied by the participation of the classes in the income using the following formula:

It can be noticed that the values recognized for the CELG are among the juveniles of the GROUP 1, which there are the far-reaching companies.

The result obtained for the CELG was a level of Irretrievable Receipts of 0,35%, calculated on the value of the Required Income, being that the value is quite near of the value of 0,38 % recognized for the ELEKTRO in the last tax review (I etiolate 2015).

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For end, the values of RI jut out in too many years (that are not RT) indexing the value calculated from the growth of the Piece B.

2.8.2.	Other Revenues (OR)

Inside the methodologies established for the 4th CRTP, Aneel establishes mechanisms for sharing Other Receipts of the distributors, which, in general form, there establishes a value of 60 % of these receipts to be reverted for the tax moderateness.

For the calculation of other receipts there was used the value of Other Receipts in the last tax review of the company (file SPARTA17 2013) and the qualitative composition of these receipts (sharing of infrastructure, taxed services, etc.). These values were projected for other years considering the growth of market and when it was finally adjusted by a factor that represents the percentage of Other Receipts of the 2013 year that grow with the market.

Finally, in the years of tax review, there was applied the value of 60 % of Other Receipts of the test year to compose the decrease of the Piece B (tax moderateness), which will be applied in the years of the following tax cycle.

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International Finance Corporation – World Bank Group

Economic-financial valuation of Celg Distribuição S.A.

November 13, 2015

Reliance restricted

Building a better working world

Reliance restricted

Ernst & Young Asses esarial Ltda.
Av. Presidente Juscelino Kubitschek, 1830
Tower 2, 4o Floor
04543-900 – São Paulo/SP – Brazil
Phone: +55 11 2573 5644
Fax: +55 11 2573 5499
www.ey.com.br

São Paulo, November 13, 2015

International Finance Corporation - World Bank Group

2121 Pennsylvania Avenue, NW

Washington, DC

Zip Code: 20433 – United States

Dear Mr. Richard Cabello.

In accordance with your request Ernst & Young Assessoria Empresarial Ltda. (hereinafter “EY”) present this report covering the economic-financial valuation of 100% of Celg Distribuição S.A. (hereinafter “Company”, “Management” or “Celg D”) shares, as of June 30, 2015.

The purpose of this report is to present the assumptions and results of the economic-financial valuation of Celg D to support the estimation of the Company's fair value, in order to assist the International Finance Corporation – World Bank Group (hereinafter “IFC”) in the Company's privatization process.

This report includes objective, scope, procedures and methodology used by us as well as market and operational assumptions that involved the calculation of the estimated fair value of Celg D.

It is important to highlight that we did not independently investigate or otherwise verify the data provided by Celg D or any other consultants hired by IFC, and do not express an opinion or offer any form of assurance regarding its accuracy or completeness. Additionally, our recommendations and calculations, presented in this report, are based on industry market expectations as well as on the existing macroeconomic conditions on the reference date of our work, which may be different in the future and hence impact the operations of the evaluated company.

In addition, we assume that the IFC has consistently analyzed the factors that may impact the projections presented and did not omit any material information, which could significantly impact the results of our work.

Our valuation resulted in a fair value range estimative, for 100% of Celg Distribuição S.A. shares, from BRL 2.753.292 thousand (two billion, seven hundred and fifty three million and two hundred ninety two thousand Reais) to BRL 2.847.052 thousand (two billion, eight hundred forty seven million and fifty two thousand Reais), as of June 30, 2015. For the purpose of reference value, we recommend the result of the scenario named "Base years" of BRL 2.753.292 thousand (two billion, seven hundred fifty three million and two hundred ninety two thousand Reais), as of June 30, 2015.

This report version is a draft internally reviewed by EY professionals who were engaged in the work and it is subject to changes after revisions and eventually discussions regarding assumptions with the Brazilian Court of Auditors (Tribunal de Contas da União).

We appreciate the opportunity to collaborate with IFC. if you have any doubt or need additional information, please contact Mr. Otavio A. A. Bachir or Mr Arunas Stalba by phone +55 (11) 2573 5029.

Yours sincerely.

A member firm of EY Global Limited

Index

ACL	Ambiente de Contratação Livre (Free Market)
ACR	Ambiente de Contratação Regulada (Regulated Market)
ANEEL	Agência Nacional de Energia Elétrica (Brazilian Electricity Regulatory Agency)
ANP	Agência Nacional de Petróleo (National Petroleum Agency)
APINEE	Associação Brasileira dos Produtores Independentes de Energia Elétrica
Auctions A-1	Energy auctions held one year before the initial delivery date energy
Auctions A-3	Energy auctions held three years before the initial delivery date energy
Auctions A-5	Energy auctions held five years before the initial delivery date energy
BACEN	Banco Central do Brasil (Central Bank of Brazil)
BAR	Base de Remuneração Regulatória
BCV	Banco de Crédito e Varejo S.A.
BM&FBOVESPA	Bolsa de Valores, Mercadorias e Futuros (Brazilian Stock Exchange)
BNDES	Banco Nacional de Desenvolvimento (National Economic and Social Development Bank)
Brasiliana	Companhia Brasiliana de Energia S.A.
BRL	Brazilian Currency (Real)
BRL/MWh	Reais per megawatt hour
BRR	Base de Remuneração Regulatória
Bullet	American Amortization System
CAGR	Compound annual growth rate
Capex	Capital Expenditure
CAPM	Capital Asset Pricing Model
CCB	Cédula de Crédito Bancário (Bank Credit Bill)
CCEAR	Contratos de Comercialização de Energia no Ambiente Regulado (Energy Purchase Agreements in the Regulated
Market)
CCEE	Câmara de Comercialização de Energia Elétrica (Chamber of Electric Energy Commercialization)
CDG	Capital de Giro (Working Capital)
Celg D	Celg Distribuição S.A.
CELGPAR	Companhia Celg de Participações
CELP	Centras Elétricas do Pará S.A
CELPE	Companhia Energética de Pernambuco
CEMAR	Companhia Energética do Maranhão
CMSE	Comitê de Monitoramento dos Sistemas Elétricos (Brazilian Monitoring Committee of Electrical Systems)
CNPE	Conselho Nacional de Política Energética (Brazilian National Energy Policy Council)

Strictly confidential	3

Index

Coelce	Companhia Energética do Ceará
COFINS	Contribuição para Financiamento da Seguridade Social
Company	Celg Distribuição S.A.
Copom	Comitê de Política Monetária
COSERN	Companhia Energética do Rio Grande do Norte
Country	Brazil
CPC 46	Brazilian Accounting Pronouncements Committee – about Fair Value
CPI	Consumer Price Index
CSLL	Contribuição social sobre o lucro líquido (Social Contribution on Net Profit)
CVA	Compensação de Variação de Valores de Itens da Parcela A
CVM	Comissão de Valores Mobiliários
DCF	Discounted Cash Flow
DEC	Duração Equivalente de Interrupção por Unidade Consumidora (Equivalent Interruption time per Consumer Unit)
DGC	Desempenho Global de Continuidade (Continuity Global Performance)
EBITDA	Earnings before interest, taxes, depreciation and amortization
EBT	Earnings Before Taxes
Eletra	Fundação Celg de Seguros e Previdência
Eletrobrás	Centrais Elétricas Brasileiras S.A.
Embi+	Brazil Risk
EPE	Empresa de Pesquisa Energética (Brazilian Energy Research Company)
EY	Ernst & Young Assessoria Empresarial Ltda.
FCD	Fluxo de Caixa Descontado
FCFE	Free Cash Flow to Equity
FCFF	Free Cash Flow for the Firm
FEC	Frequência Equivalente de Interrupção por Unidade Consumidora (Frequency of Interruptions per Consumer Unit)
FER	Frequência Equivalente de Reclamação (Equivalent Complaining Frequency)
FGV	Fundação Getúlio Vargas
FIDC	Fundo de Investimentos em Direitos Creditórios (Receivables investment Fund)
FM	Free Market
GCM	Guideline Company Method
GDP	Gross Domestic Product
GOR	Gross Operating Revenues

Strictly confidential	4

Index

HPP	Hydroelectric Power Plants - HPP
IAB	Índice de Abandono (Dropouts Index)
IASC	Índice Aneel de Satisfação do Consumidor (Aneel Consumer Satisfaction Index)
ICMS

Imposto sobre operações relativas à circulação de mercadorias e sobre prestações de serviços de transporte interestadual, intermunicipal e de comunicação (State Value-Added tax on the Circulation of Goods, Interstate

and Intercity Transportation and Communication Services)

ICO	Índice de Chamadas Ocupadas (Busy Request Index)
ICSD	Índice de Cobertura do Serviço da Dívida (Debt Service Coverage Rate)
IFC	International Finance Corporation
IFRS 13	Brazilian Accounting Pronouncements Committee
IGP-M	Índice Geral de Preços do Mercado (Brazilian General Price Index – Market)
INPC	Índice Nacional de Preços ao Consumidor (Consumer Retail Price Index)
INS	Indicador de Nível de Serviço (Level Indicator of Service)
IPCA	Índice de Preços ao Consumidor Amplo (Brazilian Official Index Price)
IPCA x CPI	Diferencial de inflação (Inflation Differential)
IRPJ	Imposto de Renda Pessoa Jurídica (Income Tax)
IRT	Índice de Reposicionamento Tarifário
kd	Custo de capital de terceiros (Cost of Third-party Capital)
ke	Custo de capital próprio (Cost of Equity Capital)
LC	Índice de Liquidez Corrente (Current Liquidity Index)
LG	Índice de Liquidez Geral (General Liquidity Index)
LI	Índice de Liquidez Imediata (Immediate Liquidity Index)
LT	Long-term
LS	Índice de Liquidez Seca (Quick Ratio)
Management	It refers to the Management of Celg D, if not specified
MME	Ministério de Minas e Energia (Ministry of Mines and Energy)
MWh/year	Megawatt hour per year
NOR	Net Operating Revenues
OECF	Overseas Economic Cooperation Fund
ONS	Operador Nacional do Sistema Elétrico
OTC	Over the Counter
p.p.	Percentage Points
PASEP	Programa de Formação do Patrimônio do Servidor Público (Program of Formation of the Patrimony of the Public

Strictly confidential	5

Index

Server)
PCLD	Provisão para créditos de liquidação duvidosa (Allowance for Doubtful Accounts)
PIS	Programa de Integração Social (Contribution to the Social Integration Plan)
PLD	Preço de Liquidação das Diferenças (Settlement Price for the Differences)
PM	Provisional measure
PMSO	Projeção das despesas operacionais inclui despesas de pessoal, manutenção, operação e outros (Projection of Operating Expenses)
PN	Promissory Notes
Price	French System of Amortization (Price Table)
Proret	Tariff Regulation Procedure
Quantum	Quantum América
Reference date	June 30th 2015
REFIS	Acordo de Empréstimo Internacional e Recuperação Fiscal (Tax Recovery Program)
Report	This Report, dated on November 13th, 2015
Republic	Brazil
RM	Regulated Market
RV	Reference Value
SAC	Sistema de Amortização Constante (Constant Amortization System)
SCL	Sistema de Contabilização e Liquidação (Accounting and Settlement System)
Selic	Sistema Especial de Liquidação e de Custódia (Brazilian Basic Interest Rate)
SIN	Sistema Interligado Nacional (National Interconnected System)
SRF	Secretaria da Receita Federal (Brazilian Federal Revenue)
STM	Similar Transactions Method
TJLP	Taxa de Juros de Longo Prazo (Long-Term Interest Rate)
UCG	Unidades consumidoras (Consumer Unit)
Union	Brazilian Federal Government
USD or US$	American Currency (US Dollar)
VNR	Valor novo de reposição (New Values of Replacement)
VCA	Value of Component A
VCB	Value of Component B
WACC	Weighted Average Cost of Capital

Strictly confidential	6

Index

1. Executive summary		9
	1.1 Engagement Overview	10
	1.2 General considerations	12
	1.3 Valuation results	15
2. Macroeconomic analysis		18
	2.1 Macroeconomic analysis	19
3. Markey Overview		21
	3.1 Energy Market Overview	22
4. Celg Distribuição S.A.		34
	4.1 Celg D overview	35
	4.2 Historical financial analysis	36
	4.3 Debt analysis	37
	4.4 Concession agreement covenants	48
5. Projections		50
	5.1 General considerations	51
	5.2 Operating Assumptions	52
	5.3 Projected financial information	60
6. Economic-financial valuation		63
	6.1 Standard value	64
	6.2 Selected methodology analysis	65
	6.3 Discounted Cash Flow Implementation	66
	6.4 Non-operating assets and liabilities	69
7. Conclusion		70
	7.1 Conclusion	71
8. Appendix		74

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Index

	8.1 Statement of limiting conditions	75
	8.2 Valuation approached and methods	77
	8.3 Discount rate derivation	79
	8.4 Selected comparable companies	82
9. Attachment		85
	9.1 Debt agreements	86
	9.2 Data provided by Quantum	90
	9.3 Projected income statements	102
	9.4 Projected free cash flow to the firm	111
	9.5 Concession agreement covenants	114

Strictly confidential	8

1.	Executive Summary
1.1 Engagement Overview
1.2 General Considerations
1.3 Valuation results

Strictly confidential	9

Engagement Overview

Valuation Context

Celg D is a corporation, responsible for power distribution in the state of Goiás. The company holds the concession for power distribution in 237 municipalities, 391 districts and villages in the state. Until June 30, 2015, reference date of the financial economic valuation, the company served 2.7 million consumer units in an area of 33,900 km². In 2014, the company registered 11.8 TWh of invoiced energy, which represented an amount 5.1% higher than the one presented in 2013. The energy consumption in the state of Goiás corresponds to 2.7%[1] of the total consumption in Brazil.

The current company’s shareholder structure is presented on the chart aside. Since January 2015, Celg D is a federalized company controlled by Centrais Elétricas Brasileiras S.A. (“Eletrobrás”).

The concession agreement signed by Celg D for the operation of public power distribution services is expired since July 07, 2015. Competent agencies are discussing the process that may result in the renewal of this agreement and during our work the parameters for the new agreement are being adjusted. On September 9, 2015 the Brazilian Federal Court of Auditors (Tribunal de Contas da União) authorized the Ministry of Mines and Energy (Ministério de Minas e Energia) to continue the renewal process of concessions of power distribution maturing between 2015 and 2017. In more recent news, dated from October 21st, 2015, ANEEL approved the outcome of the Public Hearing 38/2015 with the recommendation, to the Granting Authority (Ministry of Mines and Energy), to extend 40 power distribution concessions including the concession of Celg D. The process that will result in the signing of the addendum to the concession contract is underway on the closing date of our work. The financial-economic valuation of Celg D assumes the renewal of the concession contract after the signing of the addendum. Our analyses are based on the Technical Note n° 033512015-SCT-SFE-SFF-SRD-SRM/ANEEL which features, among others, the draft addendum to the concession contract for public power distribution. Thus, the projection period includes the extension of the concession contract until July 7, 2045.

Celg D currently faces some significant challenges. Some of these challenges are faced because of the low levels observed in the hydroelectric power plants (HPP) reservoirs in 2014 and 2015 in Brazil. The reduction of the energy generated by the hydroelectric plants, which represents 61.42% of the operating plants installed capacity in Brazil, caused an increase in thermal power plants (TPP) orders in the country. This situation exposes in an involuntary way power distributors which will need to buy energy in the short-term market in order to meet the consumer market demand. Taking to account the environment mentioned and that PLD values have been close to the maximum regulatory limits, the power distribution sector underwent a tariff imbalance situation. Celg D had losses of approximately BRL 569.5 million and BRL 366.8 million in the year 2014 and in the first half of 2015 respectively. The company has debts totaling BRL 2.6 billion, facing liquidity problems and deteriorated operating margins in the period analyzed (2013 to 1S15). The compliance with service quality standards, required by regulators, has been an additional challenge for Celg D.

The Brazilian ranking of service continuity for power distribution companies is published annually by ANEEL and provides information about the service quality level of Brazilian distributors. The continuity

1 Based on the electric energy annual consumption provided by EPE and Management Report of 2014.

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Engagement Overview

of the distributors’ services is measured based on two indicators: the duration and the interruption frequencies, which considers the concession area limits of each company. The rankings published in the years 2013 and 2014, for distribution companies with consumption market above 1 TWh, presented Celg D in the last position.

The IFC, an institution linked to the World Bank Group, is the leading advisor to the transaction which aims to sell control of Celg D. The main purpose of selling the ownership control of the company is the expansion and improvement of the power distribution services based on equity injection and knowledge from the private sector.

Based on this context, and as requested by the IFC, EY performed the economic-financial valuation of 100% of Celg D shares on the reference date of June 30, 2015, as a way to aid in estimating the Company's fair value.

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General Considerations

Purpose and objective

We understand that the IFC will use our work only for the purpose described in this Report. In addition, our fair value estimate should not be considered as an advice or investment advice, fairness opinions or used for fundraising, as well as any other purpose except as described above.

Value Standard

According to generally accepted practices of economic financial valuation, our understanding is that the concept of fair value, used in this study, is in line with its objective.

In addition, IFRS 13/CPC 46 specify that fair value should reflect market expectations about the probability that the future economic benefits associated with the asset will flow to an acquirer. Therefore, any analysis should generally reflect assumptions which would be common to any market participant if it were to buy or sell each identified asset on an individual basis.

Definition of fair value

IFRS 13/CPC 46: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (Paragraph 9).

Thus, the fair value should be estimated with reference to ‘market participants’ in general but exclude synergistic values that are unique to a particular buyer. In this context, market participants would include potential buyers that have an ability to acquire and would take an active part in managing the acquired company or assets. Such ability would be evaluated in the context of financial ability as well as a plausible post-combination operating strategy.

In accordance with this definition of fair value, all projected financial information used in our valuation excluded acquirer-specific synergies but included those common to market participants The estimated fair value of the company was calculated following the assumption of closing activities by the end of the concession agreement amendment.

Methodology

For this business valuation, the Income Approach was adopted, through the Discounted Cash Flow (DCF) method. According to the DCF method, the value of a business is equal to the present value of the expected cash flows that it will generate.

The DCF analysis here presented refers to operating cash flow, also known as Free Cash Flow for the Firm (FCFF). The projections of FCFF are considered cash flows from operating and investment activities of the evaluated company. The FCFF is discounted by a rate that reflects the cost of all the company's capital structure, called WACC - Weighted Average Cost of Capital. The Present Value of FCLF is the Enterprise Value, which is adjusted based on the balances of non-operating assets and liabilities of the company, to calculate the Equity Value.

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General Considerations

As requested by the IFC, EY has performed a valuation analysis of Celg D on reference date of June 30, 2015.

The results of our analysis will be used only for the purposes of supporting the estimated Fair Value of

Celg D.

In order to calculate the estimated Fair Value of the Company we considered the following procedures:

„ Obtaining Market information;

„ Obtaining the operating projections from Quantum company, technical consultant hired by IFC, considering three scenarios;

„ Discussions and meetings with executives and employees of Celg D during the work;

„ Obtaining historical accounting, operating and managerial data of Celg D;

„ Analysis of the market in which Celg D operates;

„ Projection of financial statements of Celg D (Income Statements, Balance Sheet and Cash Flows) based on financial information provided by Managament and in market analysis;

„ Business valuation of Celg D performed by applying the Discounted Cash Flow methodology (DCF); and

„ Calculation of the discount rate that best represents Celg D and its market sector, used to estimate the present value of cash flows and its residual value.

The results on this report depend on the assumptions that serve as basis for the projections. The Discounted Cash Flow methodology does not anticipate changes in the external and internal environments in which Celg D is involved, except for those mentioned in this Report.

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General Considerations

General assumptions

„ Value Standard: Fair value;

„ Reference date: June 30th, 2015;

„ Methodology: Income Approach – Discounted Free Cash Flow to the Firm;

„ Projected period: from July 1st, 2015 to July 7th, 2045;

„ Currency: Free Cash Flows were projected in Brazilian Reais (BRL) in nominal terms (considering the impact of inflation);

„ Discount rate: WACC 10,79% p.a. in nominal terms, details on page 65 and Appendix 8.3;

„ Adjustments: Non-operating Assests and Liabilities were not considered in the cash flow projections. When observed, it was treated separately and added or subtracted from the present value of cash flows, impacting the Enterprise Value; and

„ Specific assumptions: Assumptions were based on financial statements provided by Company, managerial data provided by Management and information provided by Quantum, transaction technical consultant hired by IFC.

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Valuation results

Equity Value
(BRL Millions)

Equity Value - Base 5 years	**2,753.29**
NPV FCFF	3,361.09
NPV indemnification	1,179.70
NPV Tax benefit from deferred tax asset	501.68
Non operating assets	1,327.71
Non operating liabilities	(3,616.88)
Equity Value - 3 years	**2,768.26**
NPV FCFF	3,376.38
NPV indemnification	1,176.20
NPV Tax benefit from deferred tax asset	504.86
Non operating assets	1,327.71
Non operating liabilities	(3,616.88)
Equity Value - GDP Goiás	**2,847.05**
NPV FCFF	3,423.64
NPV indemnification	1,209.79
NPV Tax benefit from deferred tax asset	502.79
Non operating assets	1,327.71
Non operating liabilities	(3,616.88)

Source: EY

The three scenarios presented represent variations in assumptions related to market growth, Capex value and schedule and the time to adapt the quality level of Celg D's service to regulatory requirements. For the purpose of a reference value, we recommend the result of the scenario named "Base 5 years" of BRL 2.753.292 thousand (two billion, seven hundred and fifty three million and two hundred ninety two thousand Reais), as of June 30, 2015.

Equity Value - Scenario Base 5 years
(BRL Millions)

3,361
1,180
502
5,042
(2,289)
2,753
NPV FCFF
NPV indemnification
NPV Tax benefit from deferred tax asset
Non operating assets
Non operating liabilities
Equity Value

Source: EY

It is noteworthy that the values presented above consider the renegotiation of Celg D's debt, in foreign currency, with Itaipu, which generates a positive impact of BRL 152,253 thousand (one hundred and fifty two million and two hundred and fifty three thousand Reais) in the Company's value in each scenario. The debt renegotiation process with Itaipu was not publicly completed by the date of issue of this report and it depends on ANEEL's authorization as stated in Law nº. 13,182 from November 3, 2015. The assumption of reducing the debt amount with Itaipu was indicated by IFC and oriented by BNDES and the Ministry of Mines and Energy.

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Valuation results

The estimated fair value range does not consider contingencies, shortcomings or supervening assets or liabilities that are not registered in the Company’s equity and financial position. Consequently, even if these contingencies shortcomings, supervening assets or liabilities do exist, the results presented do not consider its effects.

Power distribution companies comparable to Celg D, detailed in Appendix 8.4, have a range of value based on multiple Enterprise Value/ Adjusted Net Operating Revenue[2], for the twelve months prior to June 30, 2015, from 0.44x to 1.82x. The simple arithmetic average of the multiple sample selected corresponds to 1.06x.

Based on the valuation results presented above the implicit multiple of Celg D as of June 30th, 2015 is in a range from 1.24x to 1.26x. The implied multiple range is within the range of market multiples values and it is above the average.

Values range
(Enterprise Value/ Adjusted net operating revenue)

Source: S&P Capital IQ/ Financial Statements/ EY.

2 Net Operating Revenue resulting subtracted from the construction revenue and from the financial asset.

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Valuation results

It is important to highlight that we did not independently investigate or otherwise verify the data provided by Celg D or any other consultants hired by IFC, and do not express an opinion or offer any form of assurance regarding its accuracy or completeness. Additionally, our recommendations and calculations, presented in this report, are based on industry market expectations as well as on the existing macroeconomic conditions on the reference date of our work, which may be different in the future and hence impact the operations of the evaluated company.

We assume that Management consistently analysed the factors that may affect the presented forecasts, as well as not omitted any relevant information that can significantly impact the result of our analysis.

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2.	Macroeconomic Analysis
2.1 Macroeconomic Analysis

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Macroeconomic Analysis

Macroeconomic overview

In undertaking the valuation of a business and its assets, it is important to understand the economic trends prevalent in the country in which the business operates. Given that Celg D operates in Brazil, a brief overview of the country economy is presented in the following sections.

The analysis below refers to the information as of 14th August, 2015, and has been prepared passed on information from the Central Bank of Brazil (BACEN), Focus Report, Getúlio Vargas Foundation (FGV), Global Insight and JP Morgan.

Brazilian economy[3]

Economic Activity

In 2014, economic activity reported a 0.1% growth, reflecting the weak performance of the industry segment, which dropped 1.2% in year-over-year terms. Both agricultural and services sectors posted positive growth in the period, of 0.4% and 0.7%, respectively. For 2015, main financial indicators anticipate a decrease in GDP growth of 1.99% in 2015 and of 0.10% in 2016.

Inflation

The Brazilian official inflation index, the IPCA[4], was reported at 6.4% in 2014. According to market expectations, the IPCA is projected at 9.34% in 2015 and 5.50% in 2016. On the other hand, the IGP-M index posted a 3.75% increase in 2014. For 2015, market expectations point to IGP-M5 variation of 7.74%, decelerating to 5.62% in 2016.

[3] Market expectations refer to projections of expectation systems, as of August 14th, 2015, provided by the Brazilian Central Bank.

[4] Índice de preços ao consumidor amplo (IPCA) - Extended National Consumer Price Index.

[5] Índice Geral de Preços do Mercado (IGP-M) - Market General Price Index. Calculated by Getúlio Vargas Foundation (FGV).

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Macroeconomic Analysis

Monetary Policy

In the meetings of July 28 and 29, the COPOM6 took into account the macroeconomic situation and the Brazilian inflation perspectives, and decided to raise the Selic rate by 0.5 b.p., to 14.25% p.a. To determine this decision, the COPOM considered the persistent high inflation levels.

Country specific risk7

The EMBI +, better known as Brazil Country Risk, is calculated by JP Morgan, bank of relevance in dealing with securities in emerging market countries. The index explains the difference in daily performance of the U.S and emerging countries debt securities and it is an indicator of the financial health of the relevant country. The index ended May at 294 basis points, which indicates a difference of 2.94% between the performance of Brazilian bonds and the U.S. securities. The monthly average was 281 basis points and the average for the last twelve months was 258 basis points.

The macroeconomic assumptions used as the basis for the transaction are presented in the table below. After 2020 values remain constant, except for the exchange that is adjusted for inflation differential (IPCA x CPI).

Index	2015	2016	2017	2018	2019	2020
GDP Goiás	-0.4%	2.1%	3.3%	3.8%	3.9%	3.9%
GDP Brazil	-2.0%	-0.1%	1.5%	2.1%	2.2%	2.2%
GDP Brazil Services	-1.3%	0.0%	1.4%	1.7%	1.7%	1.7%
GDP Brazil Industry	-3.7%	-0.6%	1.2%	1.6%	1.9%	1.9%
GDP Brazil Agricultural	2.6%	2.2%	2.8%	3.1%	3.2%	3.2%
IPCA	9.3%	5.5%	4.7%	4.7%	4.6%	4.6%
IGP-M	7.7%	5.6%	5.1%	4.9%	4.8%	4.8%
Exchange (BRL/ USD)	3.2	3.5	3.5	3.6	3.6	3.7
Selic	13.6%	13.2%	11.2%	10.4%	10.1%	10.1%
U.S. Inflation (CPI)	0.7%	1.8%	2.0%	2.1%	2.1%	2.1%
Differential inflation (IPCA x CPI)	8.6%	3.6%	2.7%	2.5%	2.5%	2.5%

Sorce: BCB, J.P. Morgan, BMI Research and Quantum

6 Comitê de Política Monetária do Banco Central – Brazilian Central Bank Monetary Policy Committee.

7 Source: Embi+, calculated by JP Morgan.

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3.	Market Overview
3.1 Energy Market Overview

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Energy market overview

Electric Energy Market in Brazil

„ Introduction

      The Brazilian electric sector went through deep transformations, intensified within the last years with the implementation of the new model for the Brazilian Electric Sector. Between 2003 and 2004, the Federal Government launched the basis for a new model for the electric sector, with legal foundations in laws no 10,847 and 10,848, from March 15th, 2004; and by Decree nº 5.163, of July 30th, 2004.

       However, the major regulatory framework of the sector in recent years began with the MP8 579, September 2012. In this MP, later converted into Law 12,783 / 2013, the generating and transmission companies were able to advance to renew their concession contracts since their prices were regulated by ANEEL.

       The Brazilian Electric Energy Market is composed by the following sectors:

               ·   Energy Generation Segment: responsible for producing electric energy and injecting it in transport systems, so that it is taken to consumers. Due to the vast number of upland rivers, the country’s energy matrix is essentially hydraulic that represents nearly 65.0% of total electric generation in Brazil. Factors as: (i) the need to guarantee energy supply for country development; (ii) the new electric sector model from 2004; and (iii) environmental restrictions, which impose difficulties to obtain licenses to flood large tracts of land, have boosted the search for new energy generation sources, such as wind energy (4.3% of total matrix generation). As presented in the exhibit aside, thermoelectric plants correspond to 28.2% of total generation, while nuclear power plants represent nearly 1.5%;

               ·   Transmission: in charge of transporting large amounts of electric energy, originated by the energy generation segment, operating in lines with power tension superior to 230 thousand volts. In Brazil, this segment is composed by 77 concessionaries, which operate and administrate more than 100 thousand kilometers of transmission line through the country;

               ·    Distribution: responsible to provide energy to small and medium consumers, the companies receive electric energy from the transmission companies and convert to Primary Distribution Voltage. This segment is composed by 63 concessionaries ; and

             ·   Commercialization: relatively new segment, related with the structuration of Brazilian electric segment from 1990 onwards. Commercialization agents act as intermediators between power plants and free consumers.

8 A provisional measure that may be converted to a law.

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Energy market overview

Regulatory Structure

The Brazilian energy sector is highly regulated by corresponding institutions. According to ANEEL9, the main regulating institutions are:

„ ANEEL

The Brazilian Electric sector is regulated by the Brazilian Electric Energy Agency, created through law number 9,427 from 1996. It’s an special government agency, responsible for regulating and monitoring the generation, transmission, distribution and commercialization of electric energy; to mediate interest conflicts between the agents of the electric sector and between this agents and final consumers; to concede, authorize and allow installation and electrical services; to ensure the application of fair rates; to provide services quality; demand new investments; stimulate competition between agents and ensure the universalization of services.

After the promulgation of the Law of The New Electric Sector Model, the main responsibility of ANEEL became the regulation and supervision of the electric sector, in line with the electric sector policy, as decided by the MME.

„ CCEE (Chamber of Electric Energy Commercialization)

The CCEE was created by law number 10,848/2004 and is regulated by decree number 5,177/2004. It is a non-profit private entity. Controlled and monitored by ANEEL, CCEE’s objective is to allow the commercialization of energy in the SIN (National Interconnected System). It is constituted by a group of agents that operate in the market of selling and buying electric energy.

One of the main attributions of CCEE is to conduct public auctions within the Regulated Electric Energy Market (ACR). Besides that, CCEE is responsible for:



      ·   Registration of all Power Purchase Agreements in the Regulated Market (CCEAR) and the contracts arising from agreements and contracts entered into adjustments in the Free Market (ACL); and



       ·    Accounting and short-term transactions settlement.

9 Agência Nacional de Energia Elétrica – ANEEL (Brazilian Electricity Regulatory Agency)

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Energy market overview

„ CMSE

The CMSE was created[10] to monitor and permanently measure the continuity and security of energy supply throughout the national territory, proposing preventive measures to restore the proper service conditions, including actions involving demand, hiring contingent reserve for supply and other.

According to the Decree nº 5,175/ 2004, the CMSE is chaired by MME and is composed as follows:

• Four representatives of MME; and

• Members of the following organs:

I. ANEEL;

II. ANP – National Petroleum Agency;

III. CCEE;

IV. EPE; e

V. ONS.

„ CNPE

The CNPE is an agency that advice the president. It establishes a national energy policy, and its main responsibility structurally secures the supply in the country. It was created in order to promote the rational use of energy resources in Brazil and ensure the supply of energy throughout the country, including in remote areas and difficult to access.

„ EPE

The EPE was created by Law. 10,847 / 2004 and regulated by Decree. 5,184 / 2004.

Linked to the MME, EPE is responsible for conducting strategic research in the energy sector, including electricity, oil, gas, coal and renewable energy sources. In other words, it is responsible for the design of the expansion of generation and transmission systems. The research conducted by EPE will be used to support the MME's actions.

[10] Law nº. 10,848/ 2004.

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Energy market overview

„ MME

Federal government agency responsible for national energy policy (geology and mineral and energy resources). It is responsible for planning, management and development of such laws, as well as for supervising and controlling the implementation of these policies, whose goal is the national energy development.

The MME11 competencies include areas such as geology and mineral and energy resources; exploitation of hydropower; mining and steel; oil, fuel, electricity and even nuclear energy.

„ ONS

Established in 1998 in order to operate the National Interconnected System (SIN) and administer the basic network transmission. In short, your main task is to coordinate and control the generation and transmission of SIN operations, subject to regulation and supervision by ANEEL.

Its institutional mission is to ensure the users of the SIN continuity, quality and efficiency in terms of cost-effective supply of electricity. The ONS's duties also include: (i) propose the expansion of the basic network facilities as well as the strengthening of the existing systems which shall be considered when planning the expansion of transmission systems; and (ii) propose standards for the operation of the basic network facilities of SIN that will be approved by ANEEL.

It is a private non-profit entity, created by the generators, transmission companies, distribution companies and free consumers.

Others Agents of the Electricity Sector

In addition to the regulatory agents, other players operating in the energy market in Brazil are described below.

„ Independent power producers

As a result of the electricity sector restructuring, other companies in addition to dealers started producing and trading electricity. These are the independent producers, companies or consortia authorized by ANEEL to produce power and sell this production, in whole or in part, in the market, at your own risk, guaranteeing free access to transmission and empowerment systems to enter into bilateral contracts. In the new scenario, the performance of independent producers is crucial for the sustainable development of the energy sector. Its membership is APINEE, created in 1995, and since then working to promote sustainable development of the Brazilian electricity sector, particularly within the generation.

11 As established in 2003 by Law no. 10,683 / 2003.

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Energy market overview

„ Electricity Brokers

Companies that, even without being owners of power plants and electrical systems, are authorized to do business in the energy trading environment, contributing to rationalization of the market, increasing competition and hence maintaining the balance of prices. Importers / exporters and independent power producers also act as brokers.

„ Consumers

The electricity consumers can be divided into:

•    Captive consumers: the power purchase is made directly with the concession or permission, which has the right to make the distribution service. It has no ability to negotiate prices, subject to supply tariffs set by ANEEL. It purchases electricity from distributors who have acquired this power through auctions and therefore they need to pass these costs on to the consumer.

•    Free consumers: they can freely choose the commercial terms of electricity service’s procurement (price, term and vendor), and they can be flexible on the amount consumed. Any consumer with contracted demand equal to or greater than 500 kW at any hourly-seasonal segment can choose to be a free consumer. However, only consumers with demand equal to or greater than 3 MW, receiving voltage equal to or greater than 69 kV, can buy power from any supplier. In the case of connected consumers after July 8, 1995 (referred new customers), no restrictions on power supply voltage is applied. That is, it only needs to have a demand equal to or greater than 3 MW to buy energy from any supplier.

Power distribution in Brazil

The energy distributors are in charge of distributing the energy acquired through auctions, to the consumers connected to the electricity network company. The networks may be air type (supported by poles) or underground type (with cables located in underground pipelines). In turn, the distributors can operate low voltage (primary network) and medium voltage (secondary network). In the first case, the voltage varies between 110 and 440 volts, whereas if the secondary network voltage ranges from 2.3 kV to 44 kV. The power distribution sector in Brazil is fragmented, with 63 distributors across the country. Together, the top ten players represent approximately 63.0% of the energy distribution in Brazil.

According to ABRADEE12, Brazil has more than 77.1 million consumer units (UC). This represents an increase of approximately 2.5 million compared to the number of UC in 2013. Each UC is a set of facilities/electrical equipment which are characterized by receiving electricity at one delivery point with individualized and corresponding measurement a single consumer. The total electricity consumption also increased in the period, from 326.6 TWh in 2013 to 342.5 TWh in 2014, an increase of 4.87%.

[12] Associação Brasileira de Distribuidores de Energia Elétrica (Brazilian Association of Energy Distributors)

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Energy market overview

The most representative consumption unit class is the residential one, with 85.5% and commercial sector with 7.2%. Also according to the association, 60.0% of the energy distribution is done by private companies.

In 2014, households accounted for 38.7% of total energy consumption, equivalent to approximately 133.7 GWh. Although commercial and other sectors accounted for 24.1% of the consumption of energy (83.3 GWh), followed by industry (18.0%, or 62.0 GWh), as shown in the chart.

Regulatory environment of Power distribution

Power purchase agreements types

According to the New Energy Sector Model, the purchase and sale of energy will take place in two markets: (i) Regulated Market, which includes procurement of electricity by distributors through auctions to meet the needs of their total markets; and (ii) Free Market, which is the buying and selling of electricity traded freely by the generating companies, consumers and brokers.

„ Regulated Market

In the Regulated Market, the distributors buy energy for their markets through public auctions regulated by ANEEL and operated by CCEE. Energy purchases will be made by two types of contracts: (i) Energy Amount Contracts and (ii) Energy availability Contracts. These forms of contracts are formalized in a PPA:

•    Energy Amount Contracts: generator commits to supply a certain amount of electricity and assumes the risk that this power supply is affected by hydrological conditions, winds, fuel supply, between others, which could reduce the produced or allocated energy, in which case the generators must buy energy from another source in order to fulfill its commitment to supply.

•    Energy Availability Contracts: generator undertakes to deliver a specific amount of capacity for the Regulated Market. If the generator has an electricity availability contract, there will be no adjustment of differences for generating, considering that the net result of accounting for differences of all generating contracted will be allocated to the group (pool), than it will be transferred to the consumers. However, the additional costs may be incurred by the distributors will be passed on to consumers too.

The Law of New Electricity Sector Model establishes that the forecast of each distribution market is the main factor in determining the amount of energy to be hired by the system. It requires distribution companies to contract 100% of their projected electricity needs, not the 95% stipulated in the previous model. The failure to attend all the market share can lead to fines for the distribution’s concessionaires.

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Energy market overview

The energy produced by Itaipu is sold in the CCEE by Eletrobrás, through contracts registered with the Accounting and Settlement System (SCL

„ Free Market

In the Free Market, electricity is traded between generation concessionaires, independent power producers, self-producers, marketing agents, importers of energy and free consumers, essentially in line with the current institutional model before the enactment of the Law of New Electricity Sector Model. Potentially free consumers, with agreements that do not stat the supply period, can only opt for Free Market.

Once the consumer has chosen the Free Market, it can only return to the Regulated Market by notice to the local distributor five years in advance or within a shorter period, at the discretion of the distributor. The purpose of this advance notice is to prevent opportunistic behavior on the part of potentially free consumers by ensuring that the distributor can buy additional energy in the Regulated Market without the fact that it does not constitute additional costs to their captive market.

In order to minimize the effects of losses arising from consumers who choose to act as free consumers, distributors can reduce the amount of energy purchased from generators according to the amount of energy that will not be distributed for free consumers. State-owned generators may sell electricity to free consumers, but unlike generating private sector, they should do so through public processes that will ensure transparency and equal access for interested parts.

The new rules establish that energy distributors must comply its energy contracting obligations, primarily, through public auctions.

Existing Energy Auction, New Enterprises and Adjustments

The energy auctions are extremely important for the sustainability of the Brazilian electric sector, and through these that the granting of new plants and the closure of contracts is carried out to meet the future demand of energy distribution. The notices of the auctions are prepared by ANEEL, in accordance with the guidelines established by the MME.

•   New Energy Auction: are intended for energy’s procurement provided by power plants in the design phase or under construction. For new generation projects, auctions are held (i) five years from the date of hire (called A-5 auctions), and (ii) three years from the contract date (called A-3 auction).

•    Existing energy auction: designed to serve the distributors in the year after the agreement, the energy will be provided by enterprises that are already in operation. These auctions are conducted a year before the initial delivery date (referred to as A-1).

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Energy market overview

Purchase Transfer Limits

The rules also set limits for the transfer of power purchase costs to the final consumers. The current reference value (RV) corresponds to the average energy prices between A-5 and A-3, calculated for all distribution companies. Thus, it establishes an incentive for distribution companies to contract their energy demands in the A-5 auction which will have lower prices than the A-3 auction.

Supply –Itaipu Energy

The energy generated by Itaipu is traded by Eletrobrás through contracts recorded in the SCL. The volumes that must be purchased individually by the distribution utilities are set by quotas set by ANEEL, in proportion to the consumer market for each distributor. The energy generated by Itaipu is traded in US dollars, and the rate determined according to the Brazil-Paraguay treaty. As a result, Itaipu rate suffers an increase or decrease according to the exchange rate of the dollar.

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Energy market overview

Restricted Activities

Distribution companies linked to the SIN are prohibited: (i) to develop activities related to power generation and transmission, (ii) to sell electricity to free consumers, (iii) to hold, directly or indirectly, any interest in any other company, or (iv) to develop activities that are unrelated to their respective concessions, except those permitted by applicable law or stated in the concession agreement.

Draft of New Concession Contracts for Public Service Provision of Power distribution

Technical Note – ANEEL

On September 4, 2015, was published by ANEEL Technical Note No. 033 512 015-SCT-SFE-SFF-SRD-SRM / ANEE which presents the results of the public hearing No. 038/2015, established in order to improve the new concession agreements for provision of public electric power distribution, pursuant to Decree n ° 8461/2015 and Law 12783 of January 11, 2013. According to the Decree number 8,461, the concessionaire operations should follow standards and pre-defined criteria such as:

„ Efficiency in terms of service’s quality: the distributors will be evaluated by continuity of service, characterized by the frequency and duration of power outages (FEC and DEC). For the five years of the valuation period the distributors must meet the continuity limits to be set by ANEEL, through a continuous improvement path;

„ Efficiency in terms of economic-financial management: the distributors must commit to preserving, throughout the concession, the condition of economic-financial sustainability in managing their costs and expenses, the level and structure of its debt, the replacement investments, improvement and expansion, beyond the payment of taxes and distribution of dividends;

„ Operational and economic rationality and reasonable tariffs: the distributors do not have full autonomy to set the rates charged to users, since the Brazilian power distribution segment has a number of features that create market power for companies that hold concessions, for example, the monopoly conferred by the public concession service.

These criteria should be achieved through continues improved metrics, as established by the Union. The technical note points out that in the case of noncompliance of the goals set out in the concession extension criteria for two consecutive years, or any of the goals at the end of the period five years, the process of concession’s termination will start. The operator may, however, submit a transfer of corporate control plan as an alternative to such extinction.

Tariff Adjustment

Concession agreements for energy distribution rely on the definition of review mechanisms and tariff adjustments. These mechanisms determine the amount of fees to be used by companies for the supply of electricity.

Tariff Adjustment are determined in order to ensure economic-financial balance for the electricity distributors. In order to achieve the necessary balance and consequently meet the costs, expenses and

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Energy market overview

adequately remunerate the capital invested in power distribution, concession contracts specify three mechanisms of tariff update: (i) Annual Tariff Adjustment; (ii) Periodic Tariff; and (iii) Extraordinary Tariff Review.

From January 2015, it was implemented the Tariff System Flags, which provides changes in the cost of electricity due to the power generation conditions. The system has three flags:

  Green flag: favorable conditions for energy condition without tariff increases;

  Yellow flag: more favorable generation with BRL 0.0025 increase for each kilowatt hour (kWh) consumed; and

  Red flag: more expensive generation conditions. The tariff will be increased by BRL 0.055 for every kilowatt hour (kWh) consumed.

Annual Tariff Adjustment

The annual adjustments to electricity distributors are based on the Tariff Repositioning Index (IRT- Índice de Reposicionamento) defined by ANEE’s parametric formula in order to offer to the concessionaire the view of concession economic-financial balance will not be affected by inflation, thus allowing a portion of the period efficiencies return to the distributor.

For calculation purpose of Tariff Repositioning Index, the distribution revenue, excluding the PIS/PASEP, COFINS e o ICMS[13], is divided into two parts:

  Component A: corresponding to the items cost: (i) Sector Charges; (ii) Energy purchased; (iii) connection costs and use of transmission facilities and / or Power distribution; and (iv) Irrecoverable revenues; and

  Component B: corresponding to operating and capital costs, including depreciation expenses of the power distribution segment, as regulation of ANEEL.

According to the procedures of tariff regulation defined by ANEEL, the parametric formula that sets the Tariff Repositioning Index for the distributors is:

Which:

I.

VPA1: It means the value of "Component A" considering the conditions prevailing at the date of adjustment and the energy market assured the concessionaire in the 12 months before the current adjustment in progress;

[13]

Programs of Social Integration and Civil Service Asset Formation (PIS / PASEP) Contribution to Social Security Financing (COFINS) and Tax on Transactions on the Circulation of Goods and Transportation Services Delivery Interstate and Intermunicipal and Communications (ICMS ).

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Energy market overview

II.

VPB0: The remaining value of the concessionaire's revenue minus the "Component A"; calculated based on the difference between the annual distribution of revenues in the previous 12 months and the value of "Component A" referring to the previous 12 months, ie, based on prevailing conditions at the time of the previous adjustment;

III.	RA0: Revenue calculated considering the rates approved in the previous reference date and the reference market, not including the PIS / PASEP, COFINS and ICMS;
IV.

IVI: the index number obtained by dividing the contents of the IGP-M (Brazilian Index) or index to succeed him, the month prior to the adjustment processing and the month prior to the "Previous Reference Date". In the event there is no a substitute index, ANEEL will establish new index to be adopted;

V.	X Factor: index for passing on to customers the gains made by the concessionaire in future periods (between tariff adjustments).

The concession agreement of each distributor provides for an Annual Tariff Adjustment. The adjustment can be done with a maturity of less than one (1) year if the legislation will thus allow.

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Energy market overview

Periodic Tariff Adjustment

The Periodic Tariff Adjustment aims to analyze after a predetermined period in the contract, the economic-financial balance of the concession. So, it is calculated a new value of revenue for the distribution service, that is, for "Component B" of the annual adjustment.

It is an ordinary review, provided in the concession agreements, to be performed considering the changes in the cost structure and the distribution market, tariff levels observed in similar companies in the domestic and international context, and incentives for efficiency and low tariffs. The return on capital of a distributor depends fundamentally on the regulatory asset base and the cost of regulatory capital (regulatory WACC). The regulatory asset base is calculated according to the procedure set by ANEEL and includes the assets of concessionaires linked to the concession of the public service of power distribution. The regulatory WACC defined as tariff regulation procedures effective from March 2015 to December 2017 is 8.09% p.a. in real terms and net of taxes. During the review process are also defined regulatory percentage of non-technical losses and the X 14 Factor, both metrics will be used in subsequent tariff readjustment process review.

Extraordinary Tariff Adjustment

The Extraordinary Tariff Adjustment may occur at the request of the distributor, whenever there is any significant event that generates significant economic-financial imbalance for the concession. It also can be ordered in the case of creation, modification or termination of legal taxes or charges, if it is shown that it can impact the company’s activities.

14 Percentage to be subtracted from the Inflation Variation Indicator - IVI, when the implementation of the annual tariff adjustments between periodic reviews with a view to share with consumers productivity gains estimated for the period.

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4. Celg Distribuição S.A.

4.1 Celg D Overview

4.2 Historical financial analysis

4.3 Debt Analysis

4.4 Concession agreement covenants

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Celg D Overview

Ownership Structure – Celg D on June 30, 2015
(% of total shares)

Centrais Elétricas Brasileiras S.A. (50.93%)
CELPGPAR - Compahia Celg de Participações (49.00%)
Other shareholders (0.07%)
Celg D

Source: EY/ Audited Financial Statement

Energy consumption in Goiás – by classes and average consumption
(Consumption in TWh and Average consumption in MWh)

14
12
10
8
6
4
2
0
4.14
4.26
4.31
4.36
4.45
2011
2012
2013
2014
1S15
Residential
Industrial
Commercial
Rural
Other classes
Supply to other distributors
Average consumption

* Annual Average Consumption in 1S15
Source: EY/Management Report /EPE

The current ownership structure is presented in the chart aside. Since January 2015 **Celg D** is state-owned by the federal government, in which Eletrobrás is the controlling shareholder.

The company served 2.7 million of the consumer units in an area of 33,900 km². In 2014, the company presented 11.8 TWh of revenue, which represented 5.1% higher than the presented in 2013. The energy consumption in the state of Goiás corresponds to 2.7%[15] of total consumption in Brazil, and represented two times higher growth than Brazilian growth: CAGR of 6.0% in the state of Goiás to 3.0% in Brazil, from 2011 to 2014. The average consumption of the consuming units resulted in a CAGR of 4.1% between 2011 and 2014, of 4.14 MWh/CU to 4.36 MWh/CU. This growth reflects the increase in consumption revenue of the company when compared to the number of units served consumption, CAGR of 4.1%. Residential consumer units account for 84.1% of all consumer units of **Celg D** and 36.3% of total consumption revenue. The industrial consumer units account for 0.4% of total consumer units and 20.3% of total consumption revenue. The mix of consumption and consumer units of **Celg D** has not undergone significant changes during the period. In 2014 the company had 211,135 km of low, medium and high voltage networks in the state of Goiás. The total length of the company's networks presented a CAGR of 1.4% between 2010 and 2014. The percentage of 83% of networks is middle voltage, followed by 14% low voltage. Among the indicators that measure the quality of service of a power distribution company stands out the collective continuity indicators DEC and FEC. The Brazilian ranking of service continuity for power distribution companies is published annually by ANEEL and provides information about the quality levels of services of the companies. The continuity of the distributors services is measured based on two indicators: the duration and the interruption frequencies, which considers the concession area limits of each company. The rankings published in the years 2013 and 2014, for distribution companies with revenues above 1 TWh, presented **Celg D** in the last position.

15 Based on the electric energy annual conosumption provided by EPE and Management Report of 2014.

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Historical Financial Information

Operating Gross Revenue by clients
(% of total gross operating revenue)

05%
07%
07%
19%
21%
42%
04%
07%
06%
19%
22%
42%
06%
06%
10%
17%
20%
40%
2013
2014
6M2015
Residential
Commercial
Industrial
Other clients
Rural
Public agencies

Source: EY/Management

Income statement
(BRL millions)

	2013	2014	1S15
Net operating revenue	2,989	3,630	2,282
Operating costs	(2,359)	(3,277)	(2,155)
Gross profit	630	353	128
SG&A	(253)	(249)	(117)
EBITDA	377	104	11
Depreciation/Amortization	(105)	(104)	(53)
EBIT	272	(1)	(42)
Financial result	(250)	(561)	(321)
Non-operating result	(15)	(8)	(4)
EBT	7	(570)	(367)
Income taxes	(6)	-	-
Net profit	1	(570)	(367)
Indicadores financeiros			
%, Net operating revenue growth	n/d	21%	26%
Gross margin	21%	10%	6%
EBITDA margin	13%	3%	0%

Source: EY/Management

Historical financial information and other financial indicators

The period considered in the analysis was between 2013 to June 2015. The tables at left summarize the historical performance of Celg D.

Summary of historical financial information

Celg D is a company that operates in the power distribution business. Thus, its operating revenue comes from the electricity service supply to residential, industrial, commercial and rural, among others. As seen in the chart, the composition of gross operating revenues (GOR) remained relatively constant over the historical period, most of the revenue being generated by the distribution of electric power for homes, representing an average of 41.2 % of total revenue. The industrial sector represented, in turn, 18.5%.

Net operating revenues (NOR) grew significantly in recent years, with a CAGR of 23.6% in nominal terms, between 2013 and June 2015. The highest growth rates were observed in less representative classes of customers, specifically the government (CAGR of 66.0% in the historical period), utilities (41.1%) and supplies (39.9%). In turn, the sectors that had the lowest growth rates were the individual consumers (CAGR of 7.4% in the historical period), industrial (20.3%) and commercial (20.9%). According to Management information, the number of customers served by Celg D increased from 2.6 million in 2013 to 2.7 million in 2014 and finally 2.8 million in July 2015. This growth was accompanied by the amount of growth of electricity provided, which rose from 997.5 MWh in 2013 to 1049.7 MWh in June 2015. Despite the increase in net revenues, gross margin decreased substantially over the historical period, from 21.1% in 2013 to 9.7% in 2014, reaching 5.6% in the first six months of 2015. This result was due to the increase in energy costs purchased for resale, much higher than that of NOR (growth of 43.9% between 2013 and accumulated until June 2015). The EBITDA margin also retreated in the period, as presented in the Income Statement table, from 2.9% in 2013 to 0.5% in the first six months of 2015. This decrease was also due to the increase of energy costs purchased for resale, since it was verified a reduction in general and administrative expenses in the period (decrease of 6.3%).

In addition to the variation of the presented results of operations, we can also see a slowdown in the Net Result rate of Celg D, the net margin of the company went from 0.02% in 2013 to -16.07% in the first six months of 2015, mainly because of the increases in costs at operating results, which was directly related to a more intense and involuntary context of exposure faced by the Company in 2014 and in 2015. Regarding the Balance Sheet accounts of the company, in order to verify how solid financial results are, we conducted a Liquidity Ratios analysis. These indicators are used for accounting purposes to assess the company's ability to pay based on the assets and liabilities, in this context, for the years 2013, 2014 and June 2015. The liquidity ratios that will be evaluated are the Current Ratio, General Liquidity and Immediate Liquidity.

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Historical Financial Information

Balance Sheet
(BRL Millions)

Ativo	2013	2014	1S15
Ativo circulante	1,091	1,209	1,433
Caixa e equivalentes de caixa	70	132	142
Clientes	604	670	901
Tributos e contribuições sociais	22	5	7
Serviços em curso	49	68	47
Despesas antecipadas	-	2	2
Componentes regulatórios	-	114	19
Subvenção CDE - Descontos tarifári	18	95	97
Outros	302	90	187
Almoxarifado	25	33	33
Ativo não circulante	2,856	2,988	3,101
Realizável a longo prazo	2,586	2,834	3,026
Investimentos	7	3	3
Intangível	205	89	20
Imobilizado	58	62	52
Ativo total	3,946	4,198	4,534

Passivo	2013	2014	1S15
Passivo circulante	2,133	1,759	2,461
Fornecedores	504	594	864
Tributos e contribuições sociais	373	195	297
Debêntures	-	57	75
Empréstimos e financiamentos	246	303	372
Encargos setoriais	634	228	374
Entidade de previdencia privada	30	31	32
Obrigações estimadas	26	28	48
Outros	319	322	399
Passivo não circulante	2,843	2,367	2,368
Patrimônio líquido	(1,030)	72	(295)
Passivo total	3,946	4,198	4,534

Source: EY/Management

Working Capital
(BRL Millions)

Uses	1,056	907	1,162
Cash and casd equivalents	53	72	96
Clients receivables	604	670	901
Tax obligations	22	5	7
Ongoing service	49	68	47
Anticipated expenses	-	2	2
Other	302	57	77
Warehouse	25	33	33
Sources	**1,537**	**1,046**	**1,019**
Accounts payable - Suppliers	504	594	521
Tax credits	373	195	201
Sector charges credits	634	228	249
Estimated obligations	26	28	48

Source: EY/Management

Ratio	2013	2014	6M2015
Current Liquidity	0.51	0.69	0.58
General Liquidity	0.74	0.98	0.92
Immediate Liquidity	0.03	0.07	0.06

Source: EY/Management

Analyzing the results above, we conclude the indicators do not show results above 1, which is an amount considered appropriate. The ratio above 1 would represent the amount (excess) of assets that the company has to honor its obligations.

The Current Liquidity ratio shows that **Celg D** is not in favorable conditions to liquidate its short-term obligations, since the results demonstrated values under 1 in every year of analysis. The values presented in the table above show that the **Celg D**'s liabilities in the short-term is relatively higher than total assets, also short-term, which turn to a more difficult issue to meet company's obligations in the period.

In the case of General Liquidity ratio in the three years under review, the results also do not exceed the expected 1, reaching 0.74 (2013), 0.98 (2014) and 0.92 (2015), i.e. this result shows that **Celg D**, despite being close to the appropriate ratio in the last two periods, still does not have sufficient assets to honor its long-term obligations. It is noted that even with the increase in the customer's account and long-term receivables, the supplier's values, loans and financing and sector charges also demonstrated an increase, which has impacted the index result.

Finally, the Immediate Liquidity index that assesses the availability of cash of the company before its short-term obligations shows that **Celg D** position in the 3 periods assessed falls below the expected level of 1. This is because the available cash and cash equivalents are considerably lower than the current liabilities of the company.

The quick ratio index, which differs from the calculation of Current Liquidity by reducing inventory of Assets, was not considered in this analysis since the Balance Sheet of **Celg D** does not have the Inventory openly published.

The Working Capital (WC) is the resource used to sustain the day-to-day company; it's the available capital to ordinary course of its business. The WC is very sensitive to changes in the economic environment in which the company is inserted. However, the level of activity of the company can be a factor that affects both the need for working capital as economic conditions, i.e., the higher the financial cycle of the company, the greater the need for capital.

For the verification of working capital volume we used the terms and conditions for payments and receipts of the company provided by the management of **Celg D**. The table at the right shows the units (days and percentages) considered by the company to the composition of Uses accounts and Working Capital Sources.

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Historical Financial Information

Payment and receipts periods of Celg D are not constant, in this sense, it is worth mentioning some of which have considerable variation in recent periods and that can impact positively or negatively the working capital of the company. In this context, the Clients account increased from an average of 77 days to 93 days, indicating major delays in the receipt of amounts owed by customers of the Company, on the other hand the ongoing services has reduced its term of 59.8 days to 37.3, anticipating the receipt of these services.

The Working Capital Sources decreased in the period for payment of Celg D’s Suppliers (from 71 to 54.6 between 2014 and 6M2015). Also, there was a period of increase over the same period for payment of the Accrued liabilities from 35 days to 56 days, a factor that can balance the point mentioned above.

Finally, checking the amounts incurred of uses and sources for Celg D we conclude a negative result in three years of analysis, resulting of payments balances higher than the receivables balances. The working capital sources have been higher than the application which creates some flexibility of cash and does not require investments in working capital.

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Debt Analysis

Debt balance by Nature

Description	Values in BRL
Suppliers	1.110.545.077
Taxes and social contributions	57.956.699
Debentures	268.131.823
Loans and Financing	832.276.836
Sectorial Charges	191.101.473
Private Pension Funds	135.547.677
Others	13.877.916
Total	**2.609.437.502**

Source: EY/Management

Overview

The reference date considered for the job is June 30, 2015. On that date were identified 37 (thirty seven) existing debt agreement, accounting a debit balance of BRL 2,609,437,501.65. Among these, contracts with suppliers, loans and financing with financial institutions, private pension plan, debenture issue, and others.

The table on the left shows the debit balances of the existing debts of CELG D on the effective date, according with the hiring of nature.

The details of each contract, including all the assumptions, will be presented in Attachment 9.1 of this report.

Financing Agents

The financing agents, being able to have more than one contract with the same institution, are listed below. These are all agents that CELG D has debt on the effective date of the assessment.

- Banco Panamericano S.A.;
- Banco Daycoval S.A.;
- Banco de Crédito e Varejo S.A. (BCV);
- Banco Santander S.A.;
- Companhia Celg de Participações (CELGPAR);
- Intermedium Crédito Financiamento e Investimento S.A.;
- Banco Industrial e Comercial S.A.;
- Banco do Brasil S.A.;
- Banco Bracce S.A.;
- Eletrobras – Centrais Elétricas Brasileiras S.A.;
- *Overseas Economic Cooperation Fund* (OECF);
- Banco de Investimento *Credit Suisse* (Brasil) S.A.;
- Eletrobras Itaipu;
- Eletrobras Itaipu Residual;
- ANEEL;

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Debt Analysis

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Debt Analysis

Amortization System

5%
95%
SAC
PRICE

Source: EY/Administração

Amortization System

In Brazil the most common amortization systems is the Constant Amortization System (SAC), French Amortization System (Price) and the American System (Bullet). Each of which are described below:

1. Constant Amortization System (SAC): installments and decreasing interest with amortization of the fixed principal;

2. French System (Price): constant installments with decreasing interest and amortization of the growing principal;

3. American System (Bullet): fixed interest and the principal are amortized at the end of the payment period.

Of the total contracts in effect (37 - thirty seven), 35 (thirty five) consider the SAC system and only two (2) contracts consider the Price amortization system. There is no record of Bullet contracts.

Index and Interest Rate

The indexes present in the loans and financing agreements in force of the CELG D are the following: CDI, Selic, TJLP, INPC and international currencies contracted.

Guarantees

There are some trends in terms of guarantees, among which: Fiduciary Assignment of 100% to 180% of the contract value, Duplicates of Energy in total amount of financing and earmarked revenues, and in these, the Caixa Econômica Federal is always present as Intervening Bank.

Prepayment

Within the current context of CELG D, it is estimated that in some contracts there are provision for prepayment. So the provisions were analyzed to determine if the company are or not able to close the contract before the specified period.

All contracts allow prepayment, but each one determines how it should be calculated the amount to be liquidated. Some determine a fine on the payment in accordance with the debit balance, other define the future value must be discounted to present value to the hiring rate and still others indicate the calculation for the amount to be settled in the period prior to the contracted.

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Debt Analysis

Short and Long-Term

(BRL millions)

2.500.000.000
2.000.000.000
1.500.000.000
1.000.000.000
500.000.000
-
2012
2013
2014
jun-2015
dez-2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
Short-Term
Long-Term

Fonte: EY/Administração

Amortization

(BRL millions)

300.000
250.000
200.000
150.000
100.000
50.000
-
jun-2015
dez-2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

Source: EY/Administração

Current Debt Profile

Considering the presented conditions and characteristics, current debts of CELG D were designed aiming to check your current profile. The table on the left presented an analysis of the distribution of short and long term as well as amortization, interest and capitalized fee.

Short and Long Term

The bar chart on the left shows the debt position in the balance sheet of the company, by separating this distribution between the concentration of payments in the short term (up to 1 year) and long term (over 1 year). Analyzing the bar chart, note that in the year 2015 (considering the two semesters represented on the chart by the first two bars), concentrated 66% of the total current debt of CELG D.

From the year 2016 there is a considerable reduction of the total volume, reaching 17% of total debt, however there is a concentration of payments in the short-term this year and the next, which can be harmful to the company's cash.

In 2017 there is a fall of almost 50% of total debt compared to 2016, reaching a total of 8%, and of this, 71% in the short-term and 29 in the long-term. 2018 onwards, the amount represents the remaining 17% of the total debt of CELG D.

In total, CELG D has a concentration of 40% in short-term and 60% long-term.

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Debt Analysis

Amortization

The amortization schedule of existing debt of CELG D is shown in this graph on the left.

Note that there is a large concentration of payments until December 2015 which is when some existing contracts will be finalized.

After this period, there is a constant in the amortization of debts, this occurs once that the most of the debt was contracted by the depreciation system SAC and a few by Price. The non-occurrence of Bullet contracts encourages the amortization schedule of the company.

Finacial Indicators (Covenants16)

Despite current contracts of CELG D not present clauses that determine minimum covenants to achieve the disbursements, it were defined two indexes (as market parameters) for checking the financial conditions of the company, these being: DSCR 17 (Debt Service Coverage Ratio) and the ratio of net debt to EBITDA.

As the limit of indexes that will be used for the measurement of the CELG D results, will be used the figures provided by BNDES (National Development Bank) as limiting for the abstraction of financing. This way, for the DSCR will be considered the value of 1.318 as a limit and the net debt / EBITDA is 3.5x.

However, as presented in the Intermediary Financial Information Audited (30 June 2015), the operating cash flow for the period was negative and consequently EBITDA calculated is also negative.

For the covenant of net debt / EBITDA, we used the following values: Gross debt = BRL 2,609,437,501.65 Cash and cash equivalents = BRL 142,113,000.00 EBITDA = -BRL 394,310,868.72 (EY) So has net debt / EBITDA <0.

For the DSCR, they considered the values below:

16 Financial Restrictive conditions.

17 DSCR calculation: Cash flow available for debt service / (principal + Interest).

18 The Debt Service Coverage Ratio (DSCR) designed for each year of the project's operational phase should be at least 1.3 (BNDES).

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Debt Analysis

Operational flow = -BRL 510,721,000.00 Amortization (Financing Flow) = - BRL 82,406,000.00 The result of DSCR was -6.20.

Thus, the results do not meet the limits established by the BNDES, as previously described.

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Debt Analysis

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Debt Analysis

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Debt Analysis

Itaipu Debt

The debt under discussion was contracted in two contracts, signed between 2006 and 2010, during the period which the CELG D not settled its obligations related to purchased energy from Itaipu.

With the federalization of CELG D in 2014, the economic and financial restructuring operation of the company proposed renegotiation of debts, among them the liability with Itaipu. As per the balance in the balance sheet of CELG D, in the first semester of 2015 the foreign currency debt with Itaipu was US $ 349,498 (three hundred forty-nine million, four hundred ninety-eight thousand dollars). The Company's balance sheet at the effective measurement date considers the exchange rate of June 30, 2015, released by the CCB, BRL 3.1026, which results in balance in real BRL 1,084,354 (one billion, eighty four million, three hundred fifty-four thousand reais).

The law 13,182, approved on November 3rd, 2015, authorizes the conversion of debt into local currency to monthly remuneration by SELIC. Note that this law sets the effective date of the renegotiation of this debt is the first working day of the year in which it gave the inclusion of CELG D on PND – Programa Nacional de Desestatização (National Privatization Program), which corresponds to 02 January 2015. The calculation presented by the Company's management considers the dollar exchange rate on January 2, 2015, and the amount of debt is the net of the difference determined between the payments actually made and the values that should have been paid if the calculation had been made based on Law 13,182. It’s important to emphasizing that there is no formal evidence in the Law that affirms the calculation is retroactive. However, the value reported by the Company involves a refund and / or reduction of the total debt balance of approximately R $ 9,063.

In addition to the debt with Itaipu subject to the Law 13,182, the balance also considers the installment values with Itaipu previously fixed in Reais, of R $ 26,191.

Source: Composition of account balances for accounts: "22012000003 - electricity supply - TCRD 29/06/2012 Itaipu"; "21012000003 - electricity supply - TCRD 29/06/2012 Itaipu"; "21012000002 -electricity supply - national currency" and "22012000002 - electricity supply - national currency", calculation memory "Repac_Itaipu_Pagamentos.MP.677".

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Concession agreement covenants

The clause seventh of the amendment to the concession of public electric energy distribution agreement, announced by ANEEL attached to Technical Note No. 033512015-SCT-SFE-SFF-SRD-SRM / ANEEL, explains about the economic and financial sustainability of the concession. According to the text of the mentioned clause, the distributor is committed to preserving, throughout the concession, economic and financial sustainability condition to manage their costs and expenses, the solvency of debt, investments in replacement, improvement and expansion, as well as responsibility in payment of taxes and the distribution of profits (copy of the first paragraph of the seventh clause of the draft).

The Annex III of the draft addendum to the concession of public electric power distribution contract indicates in its first clause the minimum standards of economic and financial sustainability that are defined for the first five years, from the beginning of the ensuing calendar year of addendum term. The minimum parameter is defined by the expression below.

$$EBITDA - Portion\ for\ Regulatory\ Reintegration - [Net\ Debt \times (1.11\ \times Selic)] \geq 0$$

From the given reference value ("5 years base" scenario), the debt balances for the entire projection period were projected. The gross debt at the end of each period and the related financial expenses incurred reflect the assumptions of structure and cost of capital, detailed in the report section 6.3, and the enterprise value calculated for each period of the projection. Exhibit 9.6 details the projected values.

Net debt is calculated by subtracting the balance of operating cash in the end of each forecast period. The Portion of Regulatory Reintegration (PRR) or Regulatory Depreciation Expense presented in the expression is indicated in Exhibit III of the addendum draft as the value set in the last Periodic Tariff Review - PTR, plus the IGP-M each review cycle. The value of PRR designed for each RTP was calculated by Quantum and is presented in detail in Annex 9.6. EBITDA designed subtracted from PRR and financial costs, calculated considering the cost of 111% of the Selic indicated in the submitted expression results in the least measure of financial sustainability shown in Annex 9.5.

In addition to the minimum parameters of financial sustainability, the draft addendum to the concession contract details in the second subsection, first clause of Exhibit III, the criteria of service efficiency with respect to economic and financial management, which will depend on compliance with the following expressions :

I. $EBITDA\ \geq\ 0\ (Until\ the\ end\ of\ 2017\ and\ constant\ in\ 2018, 2019\ and\ 2020);$

II. $(EBITDA - QRR) \geq 0\ (Until\ the\ end\ of\ 2018\ and\ constant\ in\ 2019\ and\ 2010t);$

III. $\frac{Debt}{(EBITDA - PRR)} \leq \frac{1}{(0{,}8 \times Selic)}\ (Until\ the\ end\ of\ 2019); e$

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Concession agreement covenants

IV.	Debt	<	1	(Until the end of 2019).
	(EBITDA - QRR)		(1,11 x Selic)

For specific purposes of the draft amendment to the concession agreement for the public service of energy distribution, released by ANEEL attached to the Technical Note No. 033512015-SCT-SFE-SFF-SRD-SRM / ANEEL, in Exhibit III second subsection, the Selic should be limited to the amount of 12.87% p.a., if exceed this percentage. The inequalities are limits that should be achieved by the deadlines set and maintained until the end of the concession agreement.

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5. Projections

5.1 General Considerations

5.2 Operating Assumptions

5.3 Projected Financial Information

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General Considerations

The concession agreement of Celg D for the operation of public power distribution services is expired since July 7th, 2015. During our work period, the process that may result in the renewal of this agreement is being discussed by the competent agencies, and the parameters of the new agreement have been adjusted.

On September 9, 2015 the Brazilian Federal Court of Auditors (Tribual de Contas da União) authorized the Ministry of Mines and Energy (MME) to continue the renewal process of the power distribution concessions maturing 2014 and 2017. In more recent news, dated October, 21 2015, ANEEL approved the outcome of the Public Hearing No. 38/2015 with the recommendation, to the Granting Authority (Ministry of Mines and Energy), to extend 40 power distribution concessions including Celg D. The process that will result in the actual signing of the concession contract addendum is underway on the closing date of our work.

The economic financial valuation of Celg D assumes the renewal of the concession contract after the signing of an addendum term. Our analyzes are based on the Technical Note No. 033512015-SCT-SFE-SFF-SRD-SRM / ANEEL which features, among others, the draft addendum to the concession contract for power distribution. Thus, the projection period includes the extension of the concession contract until July 7, 2045. The projected cash flows relate to the period from July 1, 2015 and July 7, 2045. The projections were structured annually except the second half of 2015 that is designed separately.

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Operating Assumptions

The operating assumptions considered in the valuation were based on projections provided by Quantum, technical advisor of the transaction hired by **IFC**. Monetary values provided by Quantum, were delivered in nominal terms, already including the effects of inflation over the projection period. There were not made any adjustments in the received data. We have identified below the data provided by the company and the treatment given to the projection of operating results of **Celg D**. The raw data provided by Quantum are in Annex 9.2 Data supplied by Quantum. Assumptions defined by **EY** over the analysis are specified in the text.

There have been evaluated three scenarios sent by Quantum that differ fundamentally in relation to the conversion time of the **CELG D** service quality parameters for regulatory targets, investments and market growth forecasts. The service quality goals include the indicators that make up the component "Q" of the X Factor: DEC, FEC, INS, ICO, IAb, RES and IASC. The scenarios used were defined in workshops with the participation of Quantum, IFC, BNDES and Accenture. The main differences between the three scenarios analyzed are presented in the table below.

Scenario	Quality adjustment period	Market growth projection	Capex
3 years	3 years.	GDP Goiás growth applies to the five initial years and GDP Brazil applied to the remaining projected period.	Investments to meet the quality limits and restrained demand are anticipated and partially captured by the tariff review of 2017; and investments to keep up with market growth in the long run.
Base 5 years	5 years.	GDP Goiás growth applies to the five initial years and GDP Brazil applied to the remaining projected period.	Investments in quality improvement over the first five years and investments needed to support the long-term market growth.
GDP Goiás	5 years.	GDP Goiás growth applies to all projected period.	Investments in quality improvement over the first five years and investments needed to support the long-term market growth.

Source: Quantum/IFC

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Operating Assumptions

Consumer market

The consumer market of Celg D corresponds to the energy consumption of all units in the state of Goiás. Quantum provided the projections of consumption, in Megawatt-hours per year (MWh / year), the total consumer market, segmented into the following consumption categories:

•Residential; •Commercial; •Industrial; •Others.

As reported by Quantum, the whole market is included in the above consumer categories. The market segmentation in captive and free was also provided. Free consumers are those with the right to choose their energy supplier, usually large industrial consumers. Captive consumers are tied to the utility that serves their address and must buy CELG D energy in this case. The projections for each scenario are presented in Annex 9.2.

Required power

In addition to the required energy to meet consumer, it has to be considered that not all generated energy is delivered to the end consumer. Energy losses are inherent in the nature of the transformation process, transmission and distribution of energy. Therefore, to meet the projected consumer market is necessary to purchase a higher amount of energy. Losses can be segmented between losses in the Basic Grid, which are external to the utility distribution system and have eminently technical origin, and the losses in distribution, which can be of a technical or non-technical nature. Quantum provided the percentage and the regulatory calculation methodology of losses. It is noteworthy that among the market consumption units are free consumers. Not purchase energy from Celg D and only use the distribution network to transport the energy to their address. Thus, the calculation of the energy required considers the losses inherent in the overall consumer market and sold energy, which represents all energy billed by the utility of its captive market, own consumption and energy supplied to other distributors. The modeling of the Energy Balance of Celg D takes the assumption that the company will not have unintended exposures on the need for not contracted power purchase in the long term. Short-term exposures were simulated by Quantum and its impacts are reflected in the presented numbers.

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Operating Assumptions

Energy Sales Price after Taxes and Charges

The selling price of energy to consumers consists of the energy tariff, set, adjusted and reviewed periodically by ANEEL, and applicable indirect taxes. The fee represents the sum of all components of the generation, transportation (transmission and distribution) and sale of energy manufacturing process. There are still added the charges related to fund the implementation of public policies. The fee set by the regulatory agency must have the necessary amount to ensure the power supply, ensure the providers sufficient gains to cover efficient operating costs, adequately remunerate the investment needed to expand capacity and ensure good quality of care. The calculation of the sales price of energy was structured in net terms, i.e. after discounting of indirect taxes and the applicable sector charges. For the calculation of the sales price were used three parameters designed by Quantum for defining the tariff:· Value of Component A (VCA) The Component A comprises the acquisition costs of energy, the costs related to connections and use of distribution and / or transmission and the sector charges. In this case, costs have unmanageable structure. As the prices were calculated after taxes and charges, in our modeling we considered only the first two items.

Recognition of Component A in the tariff occurs through a so-called pass-through system, where costs and even its variations (Component A Variation Compensation) are recognized directly in the tariff. In practice, as the tariff adjustments occur once every year and are based on cost estimates for the next twelve months, there are timing differences between disbursements and receipts deviations from the values initially considered in the adjustment. Projections of Quantum assume that there will be no variation between the costs recognized in the readjustment or tariff revision and the actual costs incurred, which could have an effect on the Celg D cash flow. The company's operation is projected in a normal scenario where there will not be an involuntary exposure ahead of the need for not contracted power purchase in the long term. Variations expected in the first years of projection, resulting from involuntary exposure, are included in the figures presented by Quantum. The values of purchase costs and energy transport were provided by Quantum in Reais per MWh (BRL / MWh) and are equal for all consumer categories.

· Value of Component B (VCB)

The Component B comprises the cost of own distribution business and commercial management of customers, subject to the control or influence of management practices adopted by the concessionaire. Thus, the parcel of the tariff corresponding to the Component B is defined based on manageable costs for the Management of Celg D. The value set for component B takes into account the recognition of

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Operating Assumptions

costs, investments and regulatory parameters, and the concessionaire's ability to optimize them at the time of its completion. This ability is a major driver of value in a power distributor company. The values of Component B, in Reais per megawatt hour (BRL / MWh) and for each consumer class, were provided by Quantum. The projection of these values is the result of annual tariff adjustments and periodic reviews expected during the projection period. The rate charged to free consumers was not treated separately by Quantum and according to information obtained, the estimated tariff for industrial consumers is an average that considers the amounts billed to free customers.

· Losses in the Basic Grid and Losses in the Distribution

Losses in the core network or the distribution are passed on to customers. Thus, Component A costs are calculated based on the required energy, explained above. The selling price of each MWh of energy is the result of the sum of unit values of the Component B and items considered in Component A including losses.

Operating Revenues

The operating revenues projected refer to revenues from supply of energy and other revenues.

Net energy supply revenue is the product of the selling price of energy and the total consumer market. The other income was projected annually by Quantum and refers to the revenue from sharing of power distribution structure with other companies.

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Operating Assumptions

Cost of Electric Power Service

The Cost of Electric Power Service includes purchasing costs and energy transport (VCA subtracted by the value for the sector charges). The total cost is the product of the required energy and the purchase and transport costs per unit energy, provided by Quantum.

Operating expenses

The projection of operating expenses includes staff costs, maintenance, operation and other (SMOO), costs not recognized in the tariff adjustments and reviews losses and write-offs of receivables. Expenses of SMOO and the unrecognized costs were projected annually by Quantum. Costs not recognized include distribution losses and unrecognized compensation costs related to the level of service quality until the time that **Celg D** suit metrics demanded by ANEEL. The unrecognized costs are added together to the "others" category of SMOO.

Provision for bad debt

Losses from receivables
(BRL Millions)

	2014	6M15	Average
Adjusted net revenue[1] - ANR	3,374	2,163	-
Losses	23	7	-
% Losses/ ANR	0.7%	0.3%	0.5%

[1]Excluding the construction revenue
Source: EY/ Audit Financial Information

Periodically, **Celg D** demonstrates in its financial results the uncertainties regarding the receivable amounts of energy sold and other receivables. This is through the establishment of a composition for doubtful accounts (CDA) in each jurisdiction. Upon the receipt of accrued amounts, reversals are held and in the case of not receiving it, are accounted losses for each period. In this case, the CDA has indirect effect on the cash flow of the company that fails to effectively receive only the amounts written-off for each period. To capture the parcel of non-receipt of the energy sold was adopted the assumption based on historical losses for the **Celg D** in relation to its net operating revenue. The result was a rate of 0.5% which is presented in the table at left.

Investments - Capex

The investments projections were provided by Quantum annually and splitted into two categories:

- Investments in energy assets: This refers to the acquisition of assets directly related to the power distribution activity as substations, distribution networks and others. They are assets comprising the Regulatory Asset Base (RAB).
- Investment in non-energy assets or management: Refers to the acquisition of assets related to administrative structure of **Celg D** as buildings, furniture and fixtures, electronic equipment such as computers, printers and others.

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Operating Assumptions

Depreciation and Amortization

Depreciation and amortization of **Celg D** assets were projected for tax purposes. These expenses reduce the tax base of income tax and social contribution when calculated based on the regime of Actual Profit. Depreciation and amortization were splitted into two groups: (i) those from existing asset balances at the valuation reference date; and (ii) the depreciation of new assets, accounted for the projected investments.

Balance of assets to depreciate and amortize on 06/30/2015
(BRL Millions)

Asset	Saldo 1S15	Tx. Dep./Am.
Financial	1,967	3.77%
Intangible	20	10.0%
Fixed Assets	52	10.0%

Source: EY/Audited Financial Statements/Management/Quantum

Depreciation and / or amortization of existing assets have been projected according to the Fixed Assets, Intangible Assets and financial balances on June 30, 2015. The table at left presents the balances considered in the projection. The fixed and intangible assets correspond to existing assets related to the **Celg D**'s Management, the depreciation and amortization assumption was defined based on an average rate of 10% observed in spreadsheets provided by the management of **Celg D**. The balance of Financial asset is the estimated amount of investment in the acquisition of goods, used in the implementation of the services of the concession, realized and not amortized until the end of the concession, in this case, the first contract signed with validity until July 7, 2015. In case of the end of contract, non-renewal, **Celg D** would have the right to receive cash or another financial asset from the granting authority, as compensation for the reversal of public service infrastructure. Once the valuation assumes the signing of an amendment to the concession agreement and the financial asset balance was based in the NRV (Net Realizable Value) depreciated using the BRR, a depreciation rate of 3.77% p.a. was adopted. This rate was indicated by Quantum for the depreciation of the projected energy assets and also used for the depreciation of the remaining balance. The depreciation rate for future investments on assets related to energy structure was provided by Quantum and corresponds to an average rate of 3.64% throughout the projection period. The depreciation of investments related to the management of **Celg D** (non-electric) has been set at 10%, corresponding to an average observed in control spreadsheets provided by the management of **Celg D**.

Direct Taxes

The taxable Income Statement and Social Contribution system, applied for **Celg D**, is the Actual Profit system. According to the Brazilian tax rules, the rates were defined and applied to Earnings Before Taxes (EBT). Additionally, as indicated by **Celg D**, the company had, on June 30, 2015, accumulated deficit balances which can be offset when calculating the payable tax during the projection period. The main parameters related to the calculation of direct taxes are presented in the table aside.

Parameters for calculation of direct taxes

Assumption	Metric	Valor
Income Tax	% EBT	15.0%
Income Tax additional rate	% EBT	10.0%
Additional Income Tax reference value	BRL thousands	240
Social Contribution	% EBT	9.0%
Deferred tax asset - Income Tax	BRL millions	3,106
Deferred tax asset - Social Contribution	BRL millions	2,869
Limit for use of deferred tax asset	% of profit	30.0%

Source: EY/Audited Financial Statements /Management/Quantum

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Tax obligations

Operating Assumptions

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Operating Assumptions

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Projected Financial Information

Based on the assumptions described it is possible to project the results of Celg D, the income statement projected for each scenario is summarized below. Detailed results of the entire projection period are presented in Annex 9.3.

Income Statement – Base 5 years Income Statement (BRL Millions)	2S15	2016	2017	2018	2019	2020	2021
Net operating revenue	1,989	4,096	4,519	5,089	5,538	5,981	6,464
Electricity Supply	1,965	4,044	4,462	5,028	5,472	5,910	6,388
Other revenues	24	53	57	61	66	71	76
Electricity Supply Costs	(1,423)	(2,850)	(3,120)	(3,402)	(3,710)	(4,022)	(4,365)
Electricity purchased for resale	(1,337)	(2,679)	(2,933)	(3,198)	(3,487)	(3,780)	(4,102)
Transmission System Usage Charges	(85)	(171)	(187)	(204)	(223)	(242)	(262)
Gross profit	567	1,247	1,398	1,687	1,828	1,959	2,099
Operating expenses	(446)	(901)	(912)	(927)	(987)	(1,049)	(1,119)
PMSO	(436)	(880)	(889)	(902)	(960)	(1,019)	(1,087)
Losses	(10)	(20)	(23)	(25)	(28)	(30)	(32)
EBITDA	121	346	486	760	841	910	980
Depreciation/Amortization	(44)	(100)	(126)	(153)	(178)	(201)	(221)
EBIT	77	245	360	607	663	709	759
Financial result	-	-	-	-	-	-	-
EBT	77	245	360	607	663	709	759
Income taxes	(26)	(83)	(123)	(206)	(225)	(241)	(258)
Net profit	51	162	238	401	437	468	501
Indicators
Net revenue growth yoy	NA	NA	10.3%	12.6%	8.8%	8.0%	8.1%
% Gross profit	28.5%	30.4%	30.9%	33.1%	33.0%	32.8%	32.5%
% EBITDA	6.1%	8.4%	10.8%	14.9%	15.2%	15.2%	15.2%
Income taxes effective rate	0.0%	23.7%	23.8%	23.8%	23.8%	23.8%	23.8%
NWC, % Net operating revenue	-1.4%	1.2%	1.2%	0.9%	1.4%	0.1%	0.1%
Capex , % Net operating revenue	-9.6%	-14.3%	-15.8%	-13.0%	-12.6%	-8.5%	-8.3%
Source: EY

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Projected Financial Information

Income Statement – 3 years Income Statement (BRL Millions)	2S15	2016	2017	2018	2019	2020	2021
Net operating revenue	1,989	4,096	4,531	5,150	5,604	6,051	6,538
Electricity Supply	1,965	4,044	4,474	5,088	5,537	5,980	6,462
Other revenues	24	53	57	61	66	71	76
Electricity Supply Costs	(1,423)	(2,850)	(3,120)	(3,402)	(3,710)	(4,022)	(4,365)
Electricity purchased for resale	(1,337)	(2,679)	(2,933)	(3,198)	(3,487)	(3,780)	(4,102)
Transmission System Usage Charges	(85)	(171)	(187)	(204)	(223)	(242)	(262)
Gross profit	567	1,247	1,410	1,748	1,894	2,029	2,174
Operating expenses	(448)	(934)	(948)	(958)	(986)	(1,051)	(1,121)
PMSO	(438)	(913)	(925)	(933)	(958)	(1,021)	(1,088)
Losses	(10)	(20)	(23)	(26)	(28)	(30)	(33)
EBITDA	119	313	462	789	908	978	1,053
Depreciation/Amortization	(44)	(105)	(138)	(170)	(191)	(204)	(222)
EBIT	75	208	324	619	717	774	831
Financial result	-	-	-	-	-	-	-
EBT	75	208	324	619	717	774	831
Income taxes	(25)	(71)	(110)	(210)	(244)	(263)	(282)
Net profit	49	137	214	408	474	511	548
Indicators
Net revenue growth yoy	NA	NA	10.6%	13.7%	8.8%	8.0%	8.1%
% Gross profit	28.5%	30.4%	31.1%	33.9%	33.8%	33.5%	33.2%
% EBITDA	6.0%	7.6%	10.2%	15.3%	16.2%	16.2%	16.1%
Income taxes effective rate	0.0%	23.5%	23.8%	23.8%	23.8%	23.8%	23.8%
NWC, % Net operating revenue	1.0%	2.3%	2.2%	-0.4%	0.0%	0.1%	0.1%
Capex , % Net operating revenue	-9.6%	-20.3%	-19.3%	-15.4%	-4.8%	-7.5%	-7.2%
Source: EY

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Projected Financial Information

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6. Economic Financial Valuation

6.1 Standard Value

6.2 Selected Methodology Analysis

6.3 Discounted Cash Flow (DCF) Implementation

6.4 Non-operating assets and liabilities

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Standard Value

According to generally accepted practices of economic financial valuation, our understanding is that the concept of fair value, used in this study, is in line with its objective.

In addition, IFRS 13/CPC 46 specify that fair value should reflect market expectations about the probability that the future economic benefits associated with the asset will flow to an acquirer. Therefore, any analysis should generally reflect assumptions which would be common to any market participant if it were to buy or sell each identified asset on an individual basis

Definition of fair value

IFRS 13/CPC 46: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (Paragraph 9).

Thus, the fair value should be estimated with reference to ‘market participants’ in general but exclude synergistic values that are unique to a particular buyer. In this context, market participants would include potential buyers that have an ability to acquire and would take an active part in managing the acquired company or assets. Such ability would be evaluated in the context of financial ability as well as a plausible post-combination operating strategy.

In accordance with this definition of fair value, all PFI used in our valuation excluded acquirer-specific synergies but included those common to market participants The estimated fair value of the company was calculated following the assumption of closing activities by the end of the concession agreement amendment.

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Selected Methodology Analysis

For this business valuation, the Income Approach was adopted, through the Discounted Cash Flow (DCF) method. According to the DCF method, the value of a business is equal to the present value of the expected cash flows available to the owners of the capital or debt of the business. In the valuation of a company, the value drivers are developed by discounting free cash flows available for distribution to their present value at the rate that represents the return required by the market and the risks inherent to a specific investment.

Among the methods to calculate the existing cash flow, we chose the Free Cash Flow to the Firm (FCFF). In the projection of the FCFF the Operating and the Investment cash flows of the company are considered. The FCFF is discounted by a rate that reflects the cost of all the company's capital structure, called WACC - Weighted Average Cost of Capital. The present value of the FCFF is the operating value of the company (Enterprise Value), adjusted based on the balances of non-operating assets and liabilities resulting in the business value (equity value). Thus, the cash flows of the company's financing activities were not projected and are WACC calculations, detailed in the section Implementation of the discounted cash flow of this report.

The choice of FCFF for the valuation of Celg D was defined due to their complex debt position on the reference date of our work, as indicated in this report Debt Analysis section. The projection of the cash flows of Celg D financing activities would involve the definition of a restructuring plan that would took into consideration assumptions such as deciding which funding sources should be used, the renegotiation of existing debt contracts and the negotiation of new contracts. We understand that the debt restructuring plan of Celg D will be aligned with the strategy and the ability of each potential buyer, which would be impossible to capture in a single projection. Thus, when dealing with the company's debt in defining the cost of capital rate used to discount the FCFF to the present value, we assumed the adequacy of the capital structure and debt cost of Celg D to industry standards. The strategy and the ability are inherent in every potential buyer in the company's debt restructuring that will result in gains or losses of each unique company.

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Discount Cash Flow Implementation

Based on the assumptions described an the projected income statement of Celg D, it is possible to estimate the Free Cash Flow to the Firm (FCFF), summarized below for each scenario. The FCFF for the entire projected period is presented on Attacment 9.4.

Free Cash Flow to the Firm – Base 5 years

FCFF (BRL Millions)	2S15	2016	2017	2018	2019	2020	2021
Cash flow from operating activities	67	310	416	601	694	674	728
(+) EBITDA	121	346	486	760	841	910	980
(-) Taxes	(26)	(83)	(123)	(206)	(225)	(241)	(258)
(+/-) Changes in working capital	(27)	48	52	48	78	5	6
Cash flow from investing activities	(191)	(586)	(713)	(697)	(664)	(510)	(535)
(-) Capex	(191)	(586)	(713)	(664)	(697)	(510)	(535)
(+) indemnification	-	-	-	-	-	-	-
Free cash flow to the firm	(124)	(276)	(297)	(63)	(3)	164	194
Source: EY
Free Cash Flow to the Firm – 3 years
FCFF (BRL Millions)	2S15	2016	2017	2018	2019	2020	2021
Cash flow from operating activities	114	337	451	559	662	720	776
(+) EBITDA	119	313	462	789	908	978	1.053
(-) Taxes	(25)	(71)	(110)	(210)	(244)	(263)	(282)
(+/-) Changes in working capital	21	94	99	(20)	(2)	5	6
Cash flow from investing activities	(191)	(831)	(875)	(269)	(793)	(452)	(473)
(-) Capex	(191)	(831)	(875)	(793)	(269)	(452)	(473)
(+) indemnification	-	-	-	-	-	-	-
Free cash flow to the firm	(77)	(494)	(424)	(234)	393	268	303
Source: EY

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Discount Cash Flow Implementation

Free Cash Flow to the Firm – GDP

FCFF (BRL Millions)	2S15	2016	2017	2018	2019	2020	2021
Cash flow from operating activities	67	310	416	601	694	678	736
(+) EBITDA	121	346	486	760	842	916	990
(-) Taxes	(26)	(83)	(123)	(206)	(226)	(243)	(261)
(+/-) Changes in working capital	(27)	48	52	48	78	5	7
Cash flow from investing activities	(191)	(586)	(713)	(664)	(697)	(511)	(536)
(-) Capex	(191)	(586)	(713)	(664)	(697)	(511)	(536)
(+) indemnification	-	-	-	-	-	-	-
Free cash flow to the firm	(124)	(276)	(297)	(63)	(3)	167	200

Source: EY

Strictly confidential	67

Discount Cash Flow Implementation

WACC

Description	Symbol	Value
T-Notes (20 years) - Nominal	-	2,66%
U.S. Inflation (CPI)	-	2,08%
Brazilian Inflation (IPCA)	-	4,74%
Country Risk EMBI +	-	2,66%
Unlevered beta	-	44,86%
Market Debt/ Equity	-	109,86%
Expected income taxes	-	34,00%
Risk free rate	RF	7,99%
Levered beta	β	77,38%
Equity risk premium	E(RM) - RF	6,50%
Size premium	SP	1,98%
Ke = RF + β x [E(RM) - RF]	ke	15,00%
% Equity	%E	47,65%
Kd after taxes	kd	6,97%
% Debt	%D	52,35%
WACC = (%D x Kd) + (%E x Ke)	WACC	10,79%

Source: EY/EY LLP/Federal Reserve/Bacen/BMI

As described in the methodological considerations of this work, the FCFF is discounted by a rate that reflects the cost of all the company's capital structure (equity and debt). The calculation of the cost of equity was based on the Capital Asset Pricing Model (CAPM). The beta, the capital structure and the cost of debt were defined based on parameters observed in comparable companies in the Brazilian market, which are presented in the table below. The details of the selected comparable companies are presented in Appendix 9.4.

Source: S&P Capital IQ and Financial statement of 2015 of each company.

The unlevered beta was calculated from a weekly time series of the 24 months prior to the reference date. The D / E is the average structure of the last two years of capital structure observed in each company. The cost of debt was calculated from the audited financial statements of each company before taxes and represents the relationship between the adjusted financial results and net debt of each company ended December 31, 2014. The table on the left demonstrate the parameters used in calculation of the weighted average cost of capital of **Celg D** (WACC). The application of the CAPM model resulted in a cost of equity of 15.00% p.a. in nominal terms. From our analysis we have defined a weighted average cost of capital of 10.79% p.a. in nominal terms used in the valuation of all scenarios. The derivation of the discount rate is detailed in Appendix 9.3.

Strictly confidential	68

Non-operating assets and liabilities

Non-operating assets and liabilities
(BRL Millions)

Non operating assets and liabilities	Jun-15
Non operating assets	1,328
Current	269
Financial investments	44
CVA and financial items	19
CDE - Tariff discount	97
FUNAC and other non operating assets	109
Non-current	1,059
Clients receivables	32
Tax credits	148
Anticipated expenses	2
CVA and financial items	223
Restricted deposits	108
Other non-current assets	545
Non operating liabilities	(3,617)
Current	(1,175)
Debentures	(75)
Loans and funding	(372)
Private pension fund	(1)
Other non-current liabilities	(296)
Other debt	(431)
Non-current	(2,442)
Accounts payable - Suppliers	(952)
Tax obligations	(5)
Debentures	(193)
Loans and funding	(461)
Sector charges	(145)
Private pension fund	(9)
Legal claims provisions	(540)
Other non-current liabilities	(26)
Total non operating assets and liabilities	(2,289)

Source: Audited financial statements

The non-operating assets and liabilities were not projected in cash flows. However, such accounts were added or subtracted from the Company's operational value. The table on the left presents the adjustments related to non-operating assets and liabilities, according to the Balance Sheet of the valuation reference date. These figures include balances of cash and equivalents, variations in compensation occurred in Component A items, banking and non-banking debts, balances of losses carry forward and, in general, non-current balances. The table presents all non-operating assets and liabilities considered in our valuation and includes the **Celg D** debt balance in foreign currency with Itaipu considering its renegotiation as indicated by IFC by guidance of BNDES and the Ministry of Mines and Energy.

The tax benefit of accumulated deficit balances, which can be used as credits in the collection of direct taxes was calculated separately of the cash flow of the company and correspond to the present value of the generated benefits in the projection period in each scenario. The calculated values for each scenario are presented below:

BRL Millions	Base 5 years	3 years	GDP Goiás
Tax benefits and Tax loss carryforwards	501,68	504,86	502,79

Source: EY/Management

Strictly confidential	69

7. Conclusion

7.1 Conclusion

Strictly confidential	70

Conclusion

Equity Value
(BRL Millions)

Equity Value - Base 5 years	**2,753.29**
NPV FCFF	3,361.09
NPV indemnification	1,179.70
NPV Tax benefit from deferred tax asset	501.68
Non operating assets	1,327.71
Non operating liabilities	(3,616.88)
Equity Value - 3 years	**2,768.26**
NPV FCFF	3,376.38
NPV indemnification	1,176.20
NPV Tax benefit from deferred tax asset	504.86
Non operating assets	1,327.71
Non operating liabilities	(3,616.88)
Equity Value - GDP Goiás	**2,847.05**
NPV FCFF	3,423.64
NPV indemnification	1,209.79
NPV Tax benefit from deferred tax asset	502.79
Non operating assets	1,327.71
Non operating liabilities	(3,616.88)

Source: EY

The three scenarios presented represent changes in assumptions related to market growth, Capex budget and schedule and the time to adapt the quality level of **Celg D**'s service to regulatory requirements. For the purpose of a reference value, we recommend the result of the scenario named "Base 5 years" of **BRL 2.753.292 thousand (two billion, seven hundred and fifty three million and two hundred and ninety two thousand Reais)**, as of June 30, 2015.

Equity Value - Scenario Base 5 years
(BRL Millions)

3,361
1,180
502
5,042
(2,289)
2,753
NPV FCFF
NPV indemnification
NPV Tax benefit from deferred tax asset
Non operating assets
Non operating liabilities
Equity Value

Source: EY

It is noteworthy that the values demonstrated above consider the renegotiation of **Celg D**'s debt, in foreign currency, with Itaipu, which generates a positive impact of BRL 152,253 thousand (one hundred and fifty two million and two hundred and fifty three thousand Reais) in the **Company**'s value in each scenario. The debt renegotiation process with Itaipu was not publicly completed by the date of issue of this report and it depends on ANEEL's authorization as stated in Law No. 13,182 from November 3,

Strictly confidential	71

Conclusion

2015. The assumption of reducing the debt amount with Itaipu was indicated by IFC oriented by BNDES and the Ministry of Mines and Energy.

The estimated fair value range does not consider contingencies, shortcomings or supervening assets or liabilities that are not registered in the Company’s equity and financial position. Consequently even if these contingencies shortcomings, supervening assets or liabilities do exist, the results presented do not consider its effects, in case it exists.

Power distribution companies comparable to Celg D, detailed in Appendix 8.4, have a range of value based on multiple Enterprise Value/ Adjusted Net Operating Revenue19, for the twelve months prior to June 30, 2015, from 0.44x to 1.82x. The simple arithmetic average of the multiple sample selected corresponds to 1.06x.

Based on the valuation results presented above the implicit multiple of Celg D as of June 30, 2015 is in a range from 1.24x to 1.26x. The implied multiple range is within the range of market multiples values and it is above the average.

19 Net Operating Revenue resulting subtracted from the construction revenue and from the financial asset.

Strictly confidential	72

Conclusion

Strictly confidential	73

8. Appendix

8.1 Statement of limiting conditions

8.2 Valuation approaches and methods

8.3 Discount rate derivation

8.4 Selected Comparable Companies

Strictly confidential	74

Appendix 8.1
Statement of limiting conditions

1.

Our analysis is based on information provided by Management and by Quantum, which is the transaction technical advisor hired by IFC. According to professional practices, the analysis is derived from the application of the income approach using the DCF methodology. To calculate the DCF it has been considered the Free Cash Flow to the Firm.

2.

To achieve the work’s objective, it has been applied procedures based on historical, economic and market events dated on June 30, 2015. The values presented in this Report are result of historical data analysis (financial and managerial), and the projections of future events.

3.	The comments made in this Report have been developed by professionals from EY with information provided by Management and by Quantum, as well as external sources, as indicated.
4.

None of the partners or professionals of EY’s team who participated in the preparation of this report had any financial interest in the Company, which characterize EY’s independence. The estimated fees for the execution of this work were not based and it had no relationship to the results reported here.

5.

This work has been carried based on information provided by Management, and considered as reliable and accurate; so it is not part of the project scope any kind of audit procedure as well. For not having carried out audit procedures, EY can’t assume responsibility regarding the historical information used in this Report.

6.	The projections are based on financial statements information provided by Management, including experience gained in meetings and discussions with their executives.
7.	It was part of our work to obtain Company’s information that we consider reliable, but the responsibility of its veracity is exclusively of Management.
8.	No investigations were carried out on the Company’s properties, or compliance with the existence of liens or encumbrances.
9.	EY has no responsibility to update this Report for any events and circumstances that may occur after the reference date.
10.	This report does not include audit, due diligence and / or tax advice process.
11.

It has not been calculated the value per share or any reward for explicit control in the valuation. Therefore, it has been considered that the estimated fair value of the Company represents 100% of its shares.

12.

We did not have the opportunity to expose the business or assets of the Company, individually or jointly, to the market. As a result, we could not conclude whether if there are potential buyers that may exceed our estimated business value.

Strictly confidential	75

Appendix 8.1
Statement of limiting conditions

13.	The expectation / estimated fair value of the Company contained in this Report has been calculated based on the DCF’s methodology so it does not necessarily reflect the eventual trading price of it.
The DCF’s methodology has some limitations, as mentioned in this Report.
14.

This report, as well as the opinions and conclusions contained therein, are for use of IFC, giving full and wide dissemination of its content, exempting, EY as any liabilities arising from the disclosure made. Anyway, it is noteworthy that this Report consists of 114 pages, and its exhibits, it shouldn’t be handled or distributed in parts.

15.

This Report has been prepared solely for the purpose described in our contract and may not be used for any other purpose. EY will not assume any responsibility for any third-party’s use and in case of use of this Report outside of the stated purpose.

16.

Certain historical financial data used in our valuation were derived from audited and/or unaudited financial statements and it is responsibility of Celg D. The financial statements may include disclosures required by generally accepted accounting principles. We have not independently verified the accuracy or completeness of the data provided and do not express an opinion or offer any form of assurance regarding its accuracy or completeness.

17.

We assume no responsibility for any financial and tax reporting judgments, which are appropriately those of Celg D’s Management. It is our understanding that Management accepts responsibility for any financial statement and tax reporting issues with respect to the assets covered by our analysis, and for the ultimate use of our Report.

18.

Before issuing the final version of this Report, IFC will send us a signed “Representation Letter, as confirmation from key statements of EY and assumptions based on which we performed our valuation analysis of the Company.

19.

Our valuation is performed on the basis of elements, which can be reasonably expected and therefore does not take into account possible extraordinary and unforeseeable events (new regulations of the Company, changes in tax rules, natural catastrophes, major social and political events, nationalizations, etc.).

20.

Our economic-financial valuation is based on the best available information and estimates. However, like any projection it involves risk and uncertainties, actual results may present differences when compared to projections.

21.	The factors that may result in differences between the projected cash flows and actual results
include	changes in the external environment, changes in the Company's internal operating
environment	and modeling differences. The DCF method does not anticipate changes in external
and	internal environments in which the Company operates, except those outlined in this Report.
22.	This Report version is a draft, internally revised by EY professionals who participated in this work,

but it is subject to change after the review and any assumption’s discussions with Brazilian Federal

Court of Auditors

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Appendix 8.2
Valuation approaches and methods

Overview

Business enterprises, tangible and intangible assets should be valued based on the appropriate application of the Market, Cost and Income Approaches. Although all three approaches should be considered in a valuation analysis, the fact pattern surrounding the acquisition, the nature of the business or assets, and the availability of data will dictate which approach – or approaches – is/are ultimately utilized to calculate value. The following discussion provides an overview of the three approaches to value as well as the most common or relevant valuation methodologies within each approach.

Market Approach

The Market Approach measures value based on what other purchasers in the market have paid for assets or business interests that can be considered reasonably similar to those being valued. When the Market Approach is utilized, data are collected on the prices paid for reasonably comparable assets or interests. Adjustments are made to the prices paid to compensate for differences between those assets or interests and the asset or interest being valued. The application of the Market Approach results in an estimate of the price reasonably expected to be realized from the sale of the asset or business interest.

In practice, sales prices, especially for intangible assets and specialized tangible assets, are rarely available since these are typically transferred as part of the sale of a business, not in piecemeal transactions. Furthermore, because many assets are often unique to a particular enterprise, a comparison between enterprises is difficult.

For these reasons, it is often problematic to apply the Market Approach for the valuation of many intangible assets and many specialized tangible assets. It is however typically used for assets that are commonly traded in the market such as certain real property assets, general plant and equipment, motor vehicles, etc. Some intangible assets, however, are traded on an individual basis, in which case a Market Approach may be an appropriate approach to value.

Income Approach

The Income Approach focuses on the income-producing capability of the identified asset or business. The underlying premise of this approach is that the value of an asset or business can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over its life. The steps followed in applying this approach include estimating the expected after-tax cash flows attributable to the asset or business over its life and converting these after-tax cash flows to present value through ‘discounting’. The discounting process uses a rate of return that accounts for both the time value of money and investment risk factors. Finally, the present value of the after-tax cash flows over the life of the asset is totaled to arrive at an indication of value.

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Appendix 8.2
Valuation approaches and methods

Discounted cash flow and capitalization methods are commonly used to estimate the value of businesses, intangible assets, and income producing real property assets such as commercial office buildings.

The income capitalization method is defined in (The Appraisal of Real Estate, Thirteenth Edition), Appraisal Institute as: “The process of analyzing a property’s capacity to generate future benefits and capitalizes the income into an indication of present value. The principle of anticipation is fundamental to the approach. Techniques and procedures from this approach are used to analyze comparable sales data and to measure obsolescence in the cost approach.”

The Income Approach is generally not considered to be appropriate to estimate values for plant and equipment assets because it is not usually feasible to attribute income to an individual property unit or the units of equipment that constitute an operating entity, since the assets contribute to earnings only in concert with all other economic factors of the business.

Cost Approach

The Cost Approach is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. The cost to replace the asset would include the cost of constructing a similar asset of equivalent utility at prices applicable at the time of the valuation analyses. This estimate may then be adjusted by losses in value attributable to obsolescence (physical, functional and/ or economic).

The Cost Approach is used to determine values in circumstances where it is not possible to determine values using a Market Approach or an Income Approach.

In valuing tangible assets, the Cost Approach relies on the principle of substitution and recognizes that a prudent investor will pay no more for an asset than the cost to replace it new with an identical or similar unit of equivalent utility. Under this approach, the Fair Market Value of an asset is determined by reference to the reproduction or replacement cost new of modern equivalent assets, optimized for over-design, over-capacity and redundant assets, and adjusted to reflect losses in value attributable to physical depreciation and obsolescence.

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Appendix 8.3
Discount rate derivation

The application of Discounted Cash-Flow Methods requires the determination of an appropriate discount rate. Discounted Cash-Flow Methods are applied under conditions of uncertainty. In common usage, the word risk refers to any exposure to uncertainty in which the exposure has potential negative consequences. It is assumed that marketplace participants are said to be risk adverse. A risk-averse market participant prefers situations with a narrower range of uncertainty over situations with a greater range of uncertainty relative to an expected outcome. Marketplace participants seek compensation, referred to as a risk premium, for accepting uncertainty.

Therefore, the determination of the discount rate implies the comparison of the cash flows generated by the asset with the cash flows generated with the most favorable alternative investment. In this respect, it must be carefully observed that the cash flows from the asset being valued and the alternative investment are equivalent in terms of risk and maturity.

The discount rate to be used depends on the DCF method used. When used Free Cash Flow to Firm (FCFF), the rate to be used is the WACC. In the case of use of Free Cash Flow to Equity method (FCFE), the discount should be done based on the CAPM.

The determination of the discount rate is based on WACC. The following formula is applied to calculate WACC:

Since the WACC reflects the specific risk of an enterprise, adjustments have to be considered based on the asset-specific risk profile.

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Appendix 8.3
Discount rate derivation

Market Value of Equity

To estimate the opportunity cost of equity the Capital Asset Pricing Model (CAPM) is used. The CAPM postulates that the opportunity cost of equity is equal to the return on risk-free securities plus an individual risk premium. The risk premium is the company’s systematic risk (beta) multiplied by the market risk (market risk premium), adding the country risk.

The calculation for the cost of equity, as follows:

Starting point for the estimate of cost of equity is the risk-free rate of return. In practice, the interest rate of long-term risk-free financial investments, e.g. fixed-interest public sector securities, is used as a guideline for determining the prevailing interest rate.

The market risk premium (the price of risk) is the difference between the expected rate of return on the market portfolio and the risk-free rate. Historical capital market investigations have shown that investments in shares generate between 4.0% and 7.0% higher returns than investments in low-risk debt securities. The analysis carried out by EY for this study resulted in a risk premium of 6.5% p.a.

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Appendix 8.3
Discount rate derivation

The average market risk premium must be modified to reflect the specific risk structure. The CAPM accounts for the company-specific risk within the beta factor. Beta factors represent a weighting figure for the sensitivity of the company’s returns compared to the trend of the entire market. They are thus a measure of volatility for the systematic risk. Beta factors of more than one reflect a higher volatility; beta factors of less than one reflect a lower volatility than the market average. Beta factors are ideally determined with reference to the entire equity market, since the concept of systematic and specific risk requires that individual shares are measured in relation to the market portfolio. The beta coefficient used in the assessment was calculated based on the average beta of comparable companies, from a weekly time series of the 24 months prior to the measurement date. The unlevered beta calculated was 0.45. The detailed calculation can be found in the "Data of Comparable Companies" in this section.

When activities in different countries are taken into consideration, it might be appropriate to use country specific risk premiums.

Cost of Debt

The cost of debt was based on the cost of comparable companies in the market with 10.79% p.a. before taxes. The calculations for setting this premise were performed from the audited financial statements of each comparable company and represent the relationship between the adjusted financial results and net debt for the year ended December 31, 2014. The detailed calculation can be found in topic "Data of Comparable Companies" in this section.

Capital Structure

The capital structure used was the average structure of comparable companies in the market and corresponds to 52.35% of Debt and 47.65% of Equity, resulting in a D / E ratio of 109.86% (average structure of the last two years observed in each company). The detailed calculation can be found in the "Data of Comparable Companies" in this section.

Strictly confidential	81

Appendix 8.4
Selected comparable companies

In order to calculate the company Beta, we performed a search through which we identified the comparable companies, using the following assumption:

„ Companies with private controlling shareholder;

„ Companies with exclusively operations in the Brazilian power distribution industry or income from energy distribution activities more than 90% of total revenues; and„ Companies with public and sufficient data to carry out our analyzes.

As mentioned throughout the report. The assumptions defined from the sample of comparable companies are the beta coefficient, capital structure, cost of debt and the goals of adequacy of customers and suppliers accounts in the calculation of working capital. Below is a brief description of the selected companies:„ Elektro Eletricidade e Serviços S.A.: engages in the distribution of energy by planning, designing, constructing, and operating energy distribution and trade systems in Brazil. The company distributes energy to approximately 223 cities in the state of São Paulo and 5 cities in the state of Mato Grosso do Sul. It serves residential, industrial, commercial, rural, and real estate customers, as well as public authorities. The company was founded in 1998 and is headquartered in Campinas, Brazil. Elektro Eletricidade e Serviços S.A. is a subsidiary of Iberdrola Energia do Brasil Ltda„ Light S.A.: through its subsidiaries, engages in the generation, transmission, distribution, and commercialization of electric power in Brazil. It operates in 31 municipalities of the state of Rio de Janeiro, covering a region with approximately 10 million customers. The company also provides advisory services to free and captive consumers. It serves residential, commercial, and industrial customers. The company was founded in 1899 and is headquartered in Rio de Janeiro, Brazil.

„ Centras Elétricas do Pará S.A.: distributes energy residential, corporate customers, and real estate consumers in Brazil. The company was founded in 1902 and is based in Belem, Brazil.

„ Companhia Energética de Pernambuco – CELPE: is engaged in the marketing and distribution of energy to consumers in Pernambuco, District of Fernando de Noronha, and Paraíba. It also engages in the generation of energy. The company was founded in 1965 and is headquartered in Recife, Brazil.

Companhia Energética de Pernambuco - CELPE operates as a subsidiary of Neoenergia S.A.

„ Companhia Energética do Ceará – Coelce: engages in the distribution of electric energy in Brazil. The company serves residential and business customers. It supplies energy to approximately 3 million customers. The company is based in Fortaleza, Brazil.

Strictly confidential	82

Appendix 8.4
Selected comparable companies

  Companhia Energética do Rio Grande do Norte – COSERN: is engaged in the production, transmission, processing, distribution, and marketing of energy. The company distributes its energy to residential, commercial, industrial, rural, and public government consumers through its own distribution grid comprising 60 energy substations. It serves 1,074 million customers in 167 municipalities in the Brazilian State of Rio Grande do Norte. The company was founded in 1961 and is headquartered in Natal, Brazil. Companhia Energética do Rio Grande do Norte – COSERN operates as a subsidiary of Neoenergia SA.

  Eletropaulo Metropolitana Eletricidade de São Paulo S.A.: is primarily engaged in the distribution and sale of electric power in the metropolitan region of São Paulo. It serves customers in residential, industrial, commercial, rural, public lighting and services, and other sectors. The company was founded in 1899 and is based in Barueri, Brazil.

  Companhia Energética do Maranhão – CEMAR: distributes energy to residential, corporate, real estate, and government customers in Brazil. It serves approximately 2 million customers in 217 municipalities in the State of Maranhão. The company was founded in 1958 and is headquartered in São Luís, Brazil.

Assumptions obtained from comparable companies

Company	Unlevered Beta	D/E	Net Debt BRL millions	Kd
Elektro Eletricidade e Serviços	0.76	92.87%	1,617	8.34%
Light	0.48	148.14%	5,987	9.97%
Centras Elétricas do Pará	0.54	81.22%	2,131	11.21%
Companhia Energética de Pernambuco	0.24	116.84%	1,322	11.61%
Companhia Energética do Ceará - Coelce	0.42	32.65%	1,080	9.11%
Companhia Energética do Rio Grande do Norte - COSERN	0.47	25.25%	594	6.64%
Eletropaulo Metropolitana Eletricidade de São Paulo	0.30	343.45%	2,879	13.09%
Companhia Energética do Maranhão - CEMAR	0.38	38.45%	1,055	11.46%
Average	0.45	109.86%	-	10.56%

Source: S&P Capital IQ and Financial Statements 2014 of each company.

LTM, December 31, 2014 (days)	NOR (BRL millions)	accounts receivable	accounts payable

Strictly confidential	83

Appendix 8.4
Selected comparable companies

Light	9.230	55	57
Elektro	4.763	56	37
Eletropaulo	10.557	62	53
COELCE	3.622	67	43
COSERN	1.470	71	43
CELPE	3.940	71	40
CELPA	3.987	79	75
CEMAR	2.484	80	42
Simple Average		68	49
Standard Deviation		9	12
lower limit (Simple Average - Standard Deviation)		58	36
Upper limit (Simple Average + Standard Deviation)		77	61
Weighted average per revenue adjusted to the limits		65	48

Source: S&P Capital IQ

Strictly confidential	84

9. Attachment

9.1 Debt agreements

9.2 Data provided by Quantum

9.3 Projected income statement

9.4 Projected free cash flow to the firm

9.5 Concession agreement covenants

Strictly confidential	85

Attachmen

Debt agreem

Description					
Financing Agent	BANCO PANAMERICANo S/A	BANCO DAYCOVAL S/A	BANCO DAYCOVAL S/A	BANCO DAYCOVAL S/A	BCV - BANCO DE CREDITO E VAREJO S.A
Contract	75648/2014	75272/2014	73092/2013	73348/2013	1184/2014
Engagement Currency	BRL	BRL	BRL	BRL	BRL
Debit Balance on 30/06/2015 (Principal + Charges)	25,040,212	20,136,686	9,231,004	10,028,906	55,200,894
Contract signing date	29/12/2014	22/12/2014	18/11/2013	19/12/2013	19/12/2014
Type of Amortization	SAC	SAC	SAC	SAC	SAC
Number of installments payable	18	30	11	12	30
Amortization Frequency	monthly	monthly	monthly	monthly	monthly
Remaining Amortization Grace Period (months)	-	-	-	-	-
Interest Capitalization (Yes/No)	YES	YES	YES	YES	YES
Interest Grace Period (months)	-	-	-	-	-
Interest Frequency	monthly	monthly	monthly	monthly	monthly
Indexer	100% CDI	100% CDI	100% CDI	100% CDI	100% CDI
Interest Rate (p.m.)	0.48%	0.50%	0.49%	0.49%	0.45%
Fee (%)	1.20%	-	-	-	1.50%
Capitalized Fee - (Yes/No)	NO	NO	NO	NO	NO
Modality	CCB	Promissory Note	Promissory Note	Promissory Note	CCB
Guarantee	Fiduciary Cession - 100% of contract value	Fiduciary Cession - 100% of contract value (Bank and CEF)	Fiduciary Cession - 100% of contract value	Fiduciary Cession - 100% of contract value	Fiduciary Cession of Credit Rights - 180% of the contract value

Description					
Financing Agent	BCV - BANCO DE CREDITO E VAREJO S.A	BCV - BANCO DE CREDITO E VAREJO S.A	BCV - BANCO DE CREDITO E VAREJO S.A	BCV - BANCO DE CREDITO E VAREJO S.A	BANCO SANTANDER
Contract	984/2014	860/2014	1310/2015	1360/2015	8290/2014
Engagement Currency	BRL	BRL	BRL	BRL	BRL
Debit Balance on 30/06/2015 (Principal + Charges)	21,031,986	15,371,640	52,180,315	125,073,157	12,341,311
Contract signing date	13/08/2014	23/05/2014	31/03/2015	27/05/2015	22/07/2014
Type of Amortization	SAC	SAC	SAC	SAC	SAC
Number of installments payable	10	23	30	24	13
Amortization Frequency	monthly	monthly	monthly	monthly	monthly
Remaining Amortization Grace Period (months)	-	-	3	11	-
Interest Capitalization (Yes/No)	YES	YES	YES	YES	YES
Interest Grace Period (months)	-	-	3	-	-
Interest Frequency	monthly	monthly	monthly	monthly	monthly
Indexer	100% CDI	100% CDI	100% CDI	100% CDI	100% CDI
Interest Rate (p.m.)	0.45%	0.45%	0.45%	0.45%	0.39%
Fee (%)	1.50%	1.50%	1.50%	1.50%	-
Capitalized Fee - (Yes/No)	NO	NO	NO	NO	NO
Modality	CCB	CCB	CCB	CCB	CCB
Guarantee	Fiduciary Cession of Credit Rights - 180% of the contract value	Fiduciary Cession of Credit Rights - 180% of the contract value	Fiduciary Cession of Credit Rights - 180% of the contract value	Fiduciary Cession of Credit Rights - 180% of the contract value	Trade notes 100% of the contract value

Strictly confidential	86

Attachmen

Debt agreem

Description					
Financing Agent	COMPANHIA CELG DE PARTICIPACOES - CELGPAR	INTERMEDIUM CREDITO FINANCIAMENTO E INVESTIMENTO S/A	BANCO INDUSTRIAL E COMERCIAL S/A	BANCO INDUSTRIAL E COMERCIAL S/A	BANCO INDUSTRIAL E COMERCIAL S/A
Contract	41211376/2014	7305633/2014	1222711/2013	1238041/2013	1244205/2013
Engagement Currency	BRL	BRL	BRL	BRL	BRL
Debit Balance on 30/06/2015 (Principal + Charges)	113,214,785	7,514,071	24,583,121	16,541,511	8,962,062
Contract signing date	11/09/2014	10/04/2014	17/07/2013	18/11/2013	19/12/2013
Type of Amortization	PRICE	SAC	SAC	SAC	SAC
Number of installments payable	120	22	6	10	11
Amortization Frequency	monthly	monthly	monthly	monthly	monthly
Remaining Amortization Grace Period (months)	28	-	-	-	-
Interest Capitalization (Yes/No)	YES	YES	YES	YES	YES
Interest Grace Period (months)	28	-	-	-	-
Interest Frequency	monthly	monthly	monthly	monthly	monthly
Indexer	NT	100% CDI	100% CDI	100% CDI	100% CDI
Interest Rate (p.m.)	0.55%	0.50%	0.40%	0.45%	0.45%
Fee (%)	-	0.39%	1.50%	1.50%	1.50%
Capitalized Fee - (Yes/No)	NO	NO	NO	NO	NO
Modality	Mutual Recognition	Mutual Recognition	Mutual Recognition	Mutual Recognition	Mutual Recognition
Guarantee	-	Fiduciary Cession - 100% of contract value	Fiduciary Cession - 100% of contract value	Fiduciary Cession - 100% of contract value	Fiduciary Cession - 100% of contract value

Description					
Financing Agent	BANCO INDUSTRIAL E COMERCIAL S/A	BANCO INDUSTRIAL E COMERCIAL S/A	BANCO DO BRASIL S/A	BANCO ABC BRASIL S/A	BANCO BRACCE S/A
Contract	1244206/2013	1249748/2014	2010000/2013	36617/2015	398-399-400/2010
Engagement Currency	BRL	BRL	BRL	BRL	BRL
Debit Balance on 30/06/2015 (Principal + Charges)	8,962,062	51,849,305	883,423	101,269,409	2,453,492
Contract signing date	19/12/2013	27/02/2014	16/08/2013	10/04/2015	21/12/2010
Type of Amortization	SAC	SAC	SAC	SAC	PRICE
Number of installments payable	11	14	2	24	18
Amortization Frequency	monthly	monthly	monthly	monthly	monthly
Remaining Amortization Grace Period (months)	-	-	-	4	-
Interest Capitalization (Yes/No)	YES	YES	YES	YES	YES
Interest Grace Period (months)	-	-	-	-	-
Interest Frequency	monthly	monthly	monthly	monthly	monthly
Indexer	100% CDI	100% CDI	100% CDI	100% CDI	100% CDI
Interest Rate (p.m.)	0.45%	0.45%	0.30%	0.45%	0.88%
Fee (%)	1.50%	1.50%	1.00%	1.50%	-
Capitalized Fee - (Yes/No)	NO	NO	NO	NO	NO
Modality	Mutual Recognition	Mutual Recognition	CCB	CCB	Mutual Recognition
Guarantee	Fiduciary Cession - 100% of contract value	Fiduciary Cession - 100% of contract value	Energy trade notes with Banco do Brasil (Plegde)	Fiduciary Cession 100% of CCB + Charges	Fiduciary Cession - 100% of contract value

Strictly confidential	87

Attachmen

Debt agreem

Description					
Financing Agent	ELETROBRAS	ELETROBRAS	ELETROBRAS	ELETROBRAS	OECF
Contract	ECF 232	ECF 017	ECF 149	ECF 3238	OECF 1 - 1/1991
Engagement Currency	BRL	BRL	BRL	BRL	JPY
Debit Balance on 30/06/2015 (Principal + Charges)	29,751,548	4,032,636	16,084,350	68,513,164	943,772,002
Contract signing date	29/06/2012	03/10/2006	03/10/2006	06/04/2015	05/09/1991
Type of Amortization	SAC	SAC	SAC	SAC	SAC
Number of installments payable	108	40	40	1	3
Amortization Frequency	monthly	monthly	monthly	monthly	Semiannual
Remaining Amortization Grace Period (months)	-	-	-	3	-
Interest Capitalization (Yes/No)	NO	NO	NO	NO	NO
Interest Grace Period (months)	-	-	-	-	-
Interest Frequency	monthly	monthly	monthly	monthly	Semiannual
Indexer	-	-	-	119,5% CDI	Yen
Interest Rate (p.m.)	0.42%	0.42%	0.42%	0.04%	0.33%
Fee (%)	-	-	-	-	-
Capitalized Fee - (Yes/No)	NO	NO	NO	NO	NO
Modality	Rural Credit	Rural Credit	Rural Credit	Rural Credit	Loan Agreement
Guarantee	Revenue Earmarking (Banco Intervening Bank CEF)	Revenue Earmarking (Banco Intervening Bank CEF)	Revenue Earmarking (Banco Intervening Bank CEF)	Revenue Earmarking (Banco Intervening Bank CEF)	-

Description					
Financing Agent	OECF	BANCO DE INVESTIMENTO CREDIT SUISSE (BRASIL) S.A.	ELETROBRAS - ITAIPU	ELETROBRAS - ITAIPU RESID	ELETROBRAS- PROINFA
Contract	OECF 2 - 2/1991	B-01_TR-1 - 1001-2-3-4-5-6/20	ECF3002/12-ITAIPU	ECF3003/12-ITAIPU RESID	ECF3004/12-PROINFA
Engagement Currency	JPY	BRL	USD	BRL	BRL
Debit Balance on 30/06/2015 (Principal + Charges)	79,985,974	268,131,823	349,498,381	26,191,402	191,101,473
Contract signing date	05/09/1991	03/04/2014	29/06/2012	29/06/2012	29/06/2012
Type of Amortization	SAC	SAC	SAC	SAC	SAC
Number of installments payable	3	0	48	48	48
Amortization Frequency	Semiannual	monthly	monthly	monthly	monthly
Remaining Amortization Grace Period (months)	-	-	3	-	-
Interest Capitalization (Yes/No)	NO	NO	NO	NO	NO
Interest Grace Period (months)	-		-	-	-
Interest Frequency	Semiannual	monthly	monthly	monthly	monthly
Indexer	Yen	100% CDI	Dollar	SELIC	SELIC
Interest Rate (p.m.)	0.27%	0.87%	1.00%	0.00%	0.00%
Fee (%)	-	-	-	-	-
Capitalized Fee - (Yes/No)	NO	NO	NO	NO	NO
Modality	Loan Agreement	Debenture	Promissory Note	Promissory Note	Promissory Note
Guarantee	-	Fiduciary Cession	-	-	Revenue Earmarking

Strictly confidential	88

Attachment 9.1

Debt agreem

Strictly confidential	89

Attachment 9.2
Data provided by Quantum - Scenario Base 5 years

Strictly confidential	90

Attachment 9.2
Data provided by Quantum – Scenario Base 5 years

Strictly confidential	91

Attachment .

Data provided by

Strictly confidential	92

Attachment 9.2

Data provided by Quantum – Scenario Base 5 years

Strictly confidential	93

Attachment 9.2
Data provided by Quantum – Scenario 3 years

Strictly confidential	94

Attachment 9.2
Data provided by Quantum – Scenario 3 years

Strictly confidential	95

Attachment 9.2
Data provided by Quantum – Scenario 3 years

Strictly confidential	96

Attachment 9.2

Data provided by Quantum - Scenario 3 years

Strictly confidential	97

Attachment 9.2
Data provided by Quantum – Scenario GDP Goiás

Strictly confidential	98

Attachment 9.2
Data provided by Quantum – Scenario GDP Goiás

Strictly confidential	99

Attachment 9.2
Data provided by Quantum – Scenario GDP Goiás

Strictly confidential	100

Attachment 9.2

Data provided by Quantum – Scenario GDP Goiás

Strictly confidential	101

Attachment 9.3
Projected income statement – Scenario Base 5 years

Strictly confidential	102

Attachment 9.3
Projected income statement – Scenario Base 5 years

Strictly confidential	103

Attachment 9.3
Projected income statement – Scenario Base 5 years

Income Statement (BRL thousands)	2037	2038	2039	2040	2041	2042	2043	2044	2045
Net operating revenue	23,206,202	25,074,041	27,122,450	29,342,114	31,746,933	34,344,260	37,144,927	40,216,450	34,285,328
Electricity Supply	22,967,489	24,817,562	26,846,862	29,045,967	31,428,665	34,002,187	36,777,233	39,821,178	33,952,176
Residential	7,457,468	7,981,997	8,553,031	9,164,971	9,820,479	10,519,670	11,263,818	12,073,348	10,187,300
Commercial	5,736,481	6,283,415	6,890,165	7,555,869	8,286,045	9,084,583	9,956,268	10,922,843	9,434,288
Industrial	5,164,551	5,591,418	6,058,523	6,564,921	7,113,787	7,707,179	8,347,873	9,048,625	7,724,774
Rural	2,175,421	2,351,166	2,544,711	2,755,200	2,984,138	3,232,377	3,501,155	3,797,462	3,243,861
Other clients	2,433,569	2,609,566	2,800,432	3,005,005	3,224,216	3,458,378	3,708,119	3,978,899	3,361,952
Other revenues	238,713	256,479	275,589	296,147	318,268	342,073	367,693	395,272	333,153
Electricity Supply Costs	(16,346,250)	(17,756,898)	(19,290,897)	(20,959,277)	(22,774,079)	(24,748,515)	(26,896,789)	(29,234,618)	(25,055,454)
Electricity purchased for resale	(15,364,233)	(16,690,135)	(18,131,978)	(19,700,127)	(21,405,904)	(23,261,724)	(25,280,938)	(27,478,319)	(23,550,223)
Transmission System Usage Charges	(982,017)	(1,066,763)	(1,158,920)	(1,259,149)	(1,368,175)	(1,486,792)	(1,615,851)	(1,756,299)	(1,505,231)
Gross profit	6,859,952	7,317,143	7,831,553	8,382,837	8,972,853	9,595,745	10,248,137	10,981,832	9,229,874
Operating expenses	(3,193,964)	(3,411,245)	(3,643,769)	(3,892,514)	(4,158,656)	(4,443,417)	(4,748,108)	(5,074,435)	(4,258,378)
PMSO	(3,078,327)	(3,286,301)	(3,508,617)	(3,746,302)	(4,000,460)	(4,272,279)	(4,563,014)	(4,874,036)	(4,087,534)
Personnel	(1,238,259)	(1,321,677)	(1,410,827)	(1,506,117)	(1,607,988)	(1,716,910)	(1,833,384)	(1,957,953)	(1,641,742)
Materials	(52,133)	(55,645)	(59,398)	(63,410)	(67,699)	(72,285)	(77,189)	(82,433)	(69,120)
Services	(1,630,171)	(1,739,991)	(1,857,357)	(1,982,808)	(2,116,920)	(2,260,317)	(2,413,655)	(2,577,651)	(2,161,357)
Other	(157,765)	(168,988)	(181,035)	(193,967)	(207,853)	(222,767)	(238,786)	(255,998)	(215,314)
Losses	(115,637)	(124,944)	(135,152)	(146,212)	(158,196)	(171,138)	(185,094)	(200,399)	(170,844)
EBITDA	3,665,988	3,905,897	4,187,784	4,490,323	4,814,198	5,152,328	5,500,030	5,907,397	4,971,496
Depreciation/Amortization	(679,162)	(726,649)	(766,786)	(815,889)	(881,773)	(880,983)	(930,726)	(985,616)	(1,030,029)
EBIT	2,986,826	3,179,249	3,420,998	3,674,434	3,932,425	4,271,344	4,569,304	4,921,781	3,941,467
Financial result	-	-	-	-	-	-	-	-	-
EBT	2,986,826	3,179,249	3,420,998	3,674,434	3,932,425	4,271,344	4,569,304	4,921,781	3,941,467
Income taxes	(1,015,497)	(1,080,921)	(1,163,115)	(1,249,284)	(1,337,000)	(1,452,233)	(1,553,539)	(1,673,381)	(1,340,075)
Net profit	1,971,329	2,098,328	2,257,883	2,425,151	2,595,424	2,819,111	3,015,765	3,248,399	2,601,392

Indicators									
Net revenue growth yoy	8.1%	8.0%	8.2%	8.2%	8.2%	8.2%	8.2%	8.3%	-14.7%
% Gross profit	29.6%	29.2%	28.9%	28.6%	28.3%	27.9%	27.6%	27.3%	26.9%
% EBITDA	15.8%	15.6%	15.4%	15.3%	15.2%	15.0%	14.8%	14.7%	14.5%
Income taxes effective rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
NWC, % Net operating revenue	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%
Capex , % Net operating revenue	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	-0.2%

Strictly confidential	104

Attachment 9.3
Projected income statement – Scenario Base 5 years

Strictly confidential	105

Attachment 9.3
Projected income statement – Scenario 3 years

Strictly confidential	106

Attachment 9.3
Projected income statement – Scenario 3 years

Income Statement (BRL thousands)	2037	2038	2039	2040	2041	2042	2043	2044	2045
Net operating revenue	23,187,752	25,057,341	27,105,160	29,324,230	31,728,315	34,321,905	37,111,534	40,180,864	34,255,539
Electricity Supply	22,949,039	24,800,862	26,829,571	29,028,083	31,410,047	33,979,832	36,743,841	39,785,592	33,922,387
Residential	7,450,720	7,975,943	8,546,819	9,158,603	9,813,910	10,511,857	11,252,257	12,061,145	10,177,185
Commercial	5,731,557	6,278,895	6,885,419	7,550,893	8,280,793	9,078,190	9,946,589	10,912,389	9,425,420
Industrial	5,161,319	5,588,490	6,055,489	6,561,782	7,110,517	7,703,251	8,342,004	9,042,369	7,719,537
Rural	2,173,566	2,349,486	2,542,970	2,753,398	2,982,259	3,230,117	3,497,774	3,793,852	3,240,832
Other clients	2,431,877	2,608,048	2,798,874	3,003,407	3,222,568	3,456,417	3,705,216	3,975,836	3,359,413
Other revenues	238,713	256,479	275,589	296,147	318,268	342,073	367,693	395,272	333,153
Electricity Supply Costs	(16,346,250)	(17,756,898)	(19,290,897)	(20,959,277)	(22,774,079)	(24,748,515)	(26,896,789)	(29,234,618)	(25,055,454)
Electricity purchased for resale	(15,364,233)	(16,690,135)	(18,131,978)	(19,700,127)	(21,405,904)	(23,261,724)	(25,280,938)	(27,478,319)	(23,550,223)
Transmission System Usage Charges	(982,017)	(1,066,763)	(1,158,920)	(1,259,149)	(1,368,175)	(1,486,792)	(1,615,851)	(1,756,299)	(1,505,231)
Gross profit	6,841,503	7,300,443	7,814,262	8,364,954	8,954,235	9,573,390	10,214,745	10,946,246	9,200,085
Operating expenses	(3,198,764)	(3,416,433)	(3,649,362)	(3,898,547)	(4,165,162)	(4,450,422)	(4,755,615)	(5,082,535)	(4,265,225)
PMSO	(3,083,219)	(3,291,571)	(3,514,297)	(3,752,424)	(4,007,060)	(4,279,395)	(4,570,688)	(4,882,313)	(4,094,529)
Personnel	(1,239,260)	(1,322,745)	(1,411,967)	(1,507,335)	(1,609,288)	(1,718,298)	(1,834,866)	(1,959,536)	(1,643,069)
Materials	(52,175)	(55,690)	(59,446)	(63,461)	(67,754)	(72,343)	(77,251)	(82,500)	(69,176)
Services	(1,631,489)	(1,741,397)	(1,858,859)	(1,984,410)	(2,118,631)	(2,262,144)	(2,415,606)	(2,579,734)	(2,163,104)
Other	(160,296)	(171,739)	(184,025)	(197,218)	(211,387)	(226,609)	(242,965)	(260,543)	(219,180)
Losses	(115,545)	(124,861)	(135,066)	(146,123)	(158,103)	(171,027)	(184,927)	(200,222)	(170,696)
EBITDA	3,642,739	3,884,010	4,164,900	4,466,407	4,789,073	5,122,968	5,459,130	5,863,711	4,934,860
Depreciation/Amortization	(676,435)	(723,922)	(764,059)	(813,161)	(879,046)	(878,256)	(919,212)	(969,717)	(1,008,909)
EBIT	2,966,304	3,160,088	3,400,841	3,653,245	3,910,027	4,244,712	4,539,918	4,893,993	3,925,952
Financial result	-	-	-	-	-	-	-	-	-
EBT	2,966,304	3,160,088	3,400,841	3,653,245	3,910,027	4,244,712	4,539,918	4,893,993	3,925,952
Income taxes	(1,008,519)	(1,074,406)	(1,156,262)	(1,242,079)	(1,329,385)	(1,443,178)	(1,543,548)	(1,663,934)	(1,334,800)
Net profit	1,957,785	2,085,682	2,244,579	2,411,166	2,580,642	2,801,534	2,996,370	3,230,060	2,591,152

Indicators									
Net revenue growth yoy	8.1%	8.1%	8.2%	8.2%	8.2%	8.2%	8.1%	8.3%	-14.7%
% Gross profit	29.5%	29.1%	28.8%	28.5%	28.2%	27.9%	27.5%	27.2%	26.9%
% EBITDA	15.7%	15.5%	15.4%	15.2%	15.1%	14.9%	14.7%	14.6%	14.4%
Income taxes effective rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
NWC, % Net operating revenue	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%
Capex , % Net operating revenue	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	-0.2%

Strictly confidential	107

Attachment 9.3
Projected income statement – Scenario GDP Goiás

Income Statement (BRL thousands)	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Net operating revenue	1,989,397	4,096,362	4,518,584	5,089,231	5,540,193	6,014,551	6,526,736	7,117,060	7,879,829	8,552,427	9,281,449
Electricity Supply	1,965,218	4,043,837	4,461,725	5,027,875	5,474,043	5,943,263	6,449,925	7,034,310	7,790,691	8,456,420	9,178,056
Residential	709,259	1,487,721	1,641,992	1,850,838	2,004,026	2,161,918	2,329,994	2,523,898	2,780,146	2,992,826	3,219,972
Commercial	371,915	764,844	854,092	979,624	1,084,724	1,198,101	1,323,216	1,469,470	1,659,203	1,834,083	2,027,512
Industrial	456,957	921,815	1,008,283	1,122,717	1,217,939	1,318,624	1,427,369	1,551,354	1,706,982	1,848,980	2,002,821
Rural	195,614	393,118	432,833	488,350	532,091	578,334	628,519	686,792	763,030	830,132	903,304
Other clients	231,474	476,339	524,525	586,346	635,264	686,286	740,827	802,795	881,329	950,399	1,024,447
Other revenues	24,179	52,525	56,858	61,357	66,150	71,288	76,811	82,750	89,138	96,006	103,392
Electricity Supply Costs	(1,422,747)	(2,849,812)	(3,120,435)	(3,402,311)	(3,709,635)	(4,043,343)	(4,406,133)	(4,800,722)	(5,229,936)	(5,696,729)	(6,204,392)
Electricity purchased for resale	(1,337,274)	(2,678,607)	(2,932,972)	(3,197,914)	(3,486,775)	(3,800,435)	(4,141,430)	(4,512,314)	(4,915,742)	(5,354,492)	(5,831,657)
Transmission System Usage Charges	(85,473)	(171,205)	(187,463)	(204,397)	(222,860)	(242,908)	(264,703)	(288,408)	(314,194)	(342,237)	(372,735)
Gross profit	566,650	1,246,549	1,398,149	1,686,920	1,830,558	1,971,208	2,120,603	2,316,338	2,649,893	2,855,698	3,077,057
Operating expenses	(445,976)	(900,864)	(911,782)	(927,148)	(988,249)	(1,055,486)	(1,130,376)	(1,210,599)	(1,296,969)	(1,388,526)	(1,486,390)
PMSO	(436,063)	(880,452)	(889,266)	(901,788)	(960,642)	(1,025,515)	(1,097,853)	(1,175,134)	(1,257,704)	(1,345,909)	(1,440,140)
Personnel	(164,332)	(342,094)	(353,236)	(360,768)	(386,336)	(413,610)	(442,727)	(473,828)	(507,052)	(542,538)	(580,440)
Materials	(6,919)	(14,403)	(14,872)	(15,189)	(16,265)	(17,414)	(18,640)	(19,949)	(21,348)	(22,842)	(24,438)
Services	(216,343)	(450,367)	(465,036)	(474,953)	(508,612)	(544,519)	(582,851)	(623,796)	(667,536)	(714,252)	(764,151)
Other	(48,470)	(73,588)	(56,122)	(50,878)	(49,429)	(49,973)	(53,635)	(57,560)	(61,768)	(66,277)	(71,111)
Losses	(9,913)	(20,412)	(22,516)	(25,360)	(27,607)	(29,971)	(32,523)	(35,464)	(39,265)	(42,617)	(46,250)
EBITDA	120,674	345,685	486,366	759,772	842,309	915,722	990,227	1,105,740	1,352,924	1,467,172	1,590,667
Depreciation/Amortization	(43,839)	(100,236)	(125,979)	(152,640)	(178,495)	(201,486)	(221,463)	(242,280)	(260,518)	(276,165)	(291,671)
EBIT	76,836	245,449	360,387	607,133	663,814	714,236	768,764	863,460	1,092,406	1,191,006	1,298,996
Financial result	-	-	-	-	-	-	-	-	-	-	-
EBT	76,836	245,449	360,387	607,133	663,814	714,236	768,764	863,460	1,092,406	1,191,006	1,298,996
Income taxes	(26,112)	(83,429)	(122,508)	(206,401)	(225,673)	(242,816)	(261,356)	(293,552)	(371,394)	(404,918)	(441,635)
Net profit	50,724	162,020	237,880	400,732	438,142	471,420	507,409	569,907	721,012	786,088	857,362

Indicators											
Net revenue growth yoy	-	-	10.3%	12.6%	8.9%	8.6%	8.5%	9.0%	10.7%	8.5%	8.5%
% Gross profit	28.5%	30.4%	30.9%	33.1%	33.0%	32.8%	32.5%	32.5%	33.6%	33.4%	33.2%
% EBITDA	6.1%	8.4%	10.8%	14.9%	15.2%	15.2%	15.2%	15.5%	17.2%	17.2%	17.1%
Income taxes effective rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
NWC, % Net operating revenue	0.0%	23.7%	23.8%	23.8%	23.8%	23.8%	23.8%	23.8%	23.8%	23.8%	23.8%
Capex , % Net operating revenue	-1.4%	1.2%	1.2%	0.9%	1.4%	0.1%	0.1%	0.1%	-0.1%	0.1%	0.1%

Strictly confidential	108

Attachment 9.3
Projected income statement – Scenario GDP Goiás

Strictly confidential	109

Attachment 9.3
Projected income statement – Scenario GDP Goiás

Income Statement (BRL thousands)	2037	2038	2039	2040	2041	2042	2043	2044	2045
Net operating revenue	24,364,666	26,377,794	28,615,315	31,047,780	33,691,991	36,550,217	39,620,095	43,029,431	36,793,263
Electricity Supply	24,113,350	26,107,056	28,323,622	30,733,473	33,353,277	36,185,155	39,226,585	42,605,201	36,434,898
Residential	7,409,794	7,922,662	8,489,135	9,096,255	9,746,735	10,438,271	11,166,985	11,970,296	10,099,543
Commercial	6,651,169	7,331,831	8,098,870	8,946,623	9,883,391	10,913,166	12,038,434	13,305,023	11,575,379
Industrial	5,169,014	5,587,842	6,049,728	6,550,079	7,091,998	7,676,219	8,302,835	8,992,914	7,670,588
Rural	2,456,069	2,663,482	2,893,976	3,144,193	3,415,735	3,708,593	4,022,205	4,370,132	3,737,312
Other clients	2,427,305	2,601,238	2,791,913	2,996,323	3,215,418	3,448,906	3,696,125	3,966,837	3,352,076
Other revenues	251,315	270,738	291,693	314,307	338,714	365,062	393,510	424,230	358,365
Electricity Supply Costs	(17,251,827)	(18,794,669)	(20,477,834)	(22,314,412)	(24,318,744)	(26,506,544)	(28,895,086)	(31,503,149)	(27,083,568)
Electricity purchased for resale	(16,215,406)	(17,665,561)	(19,247,608)	(20,973,852)	(22,857,771)	(24,914,137)	(27,159,185)	(29,610,567)	(25,456,496)
Transmission System Usage Charges	(1,036,421)	(1,129,108)	(1,230,226)	(1,340,560)	(1,460,973)	(1,592,407)	(1,735,901)	(1,892,583)	(1,627,072)
Gross profit	7,112,839	7,583,125	8,137,481	8,733,368	9,373,247	10,043,673	10,725,009	11,526,281	9,709,694
Operating expenses	(3,362,075)	(3,600,257)	(3,856,040)	(4,130,515)	(4,425,104)	(4,741,260)	(5,080,530)	(5,445,210)	(4,579,953)
PMSO	(3,240,665)	(3,468,816)	(3,713,449)	(3,975,803)	(4,257,216)	(4,559,130)	(4,883,102)	(5,230,794)	(4,396,611)
Personnel	(1,303,625)	(1,395,152)	(1,493,268)	(1,598,468)	(1,711,284)	(1,832,289)	(1,962,103)	(2,101,387)	(1,765,985)
Materials	(54,885)	(58,738)	(62,869)	(67,298)	(72,048)	(77,143)	(82,608)	(88,472)	(74,351)
Services	(1,716,226)	(1,836,721)	(1,965,892)	(2,104,388)	(2,252,910)	(2,412,213)	(2,583,114)	(2,766,482)	(2,324,923)
Other	(165,930)	(178,205)	(191,420)	(205,649)	(220,975)	(237,485)	(255,277)	(274,452)	(231,352)
Losses	(121,410)	(131,441)	(142,591)	(154,712)	(167,888)	(182,130)	(197,428)	(214,416)	(183,342)
EBITDA	3,750,764	3,982,868	4,281,441	4,602,853	4,948,144	5,302,413	5,644,480	6,081,071	5,129,741
Depreciation/Amortization	(686,127)	(734,911)	(776,375)	(827,104)	(895,177)	(896,930)	(949,353)	(1,007,187)	(1,054,556)
EBIT	3,064,637	3,247,956	3,505,066	3,775,749	4,052,966	4,405,484	4,695,127	5,073,884	4,075,185
Financial result	-	-	-	-	-	-	-	-	-
EBT	3,064,637	3,247,956	3,505,066	3,775,749	4,052,966	4,405,484	4,695,127	5,073,884	4,075,185
Income taxes	(1,041,953)	(1,104,281)	(1,191,699)	(1,283,731)	(1,377,984)	(1,497,840)	(1,596,319)	(1,725,097)	(1,385,539)
Net profit	2,022,684	2,143,675	2,313,368	2,492,018	2,674,982	2,907,643	3,098,808	3,348,787	2,689,646

Indicators									
Net revenue growth yoy	8.4%	8.3%	8.5%	8.5%	8.5%	8.5%	8.4%	8.6%	-14.5%
% Gross profit	29.2%	28.7%	28.4%	28.1%	27.8%	27.5%	27.1%	26.8%	26.4%
% EBITDA	15.4%	15.1%	15.0%	14.8%	14.7%	14.5%	14.2%	14.1%	13.9%
Income taxes effective rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
NWC, % Net operating revenue	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%
Capex , % Net operating revenue	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	-0.2%

Strictly confidential	110

Attachment 9.4

Projected free cash flow to the firm – Scenario Base 5 years

FCFF (BRL Thousands)	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Cash flow from operating activities	67,436	309,977	416,161	601,039	693,581	673,985	728,492	807,524	968,561	1,060,488	1,144,959
(+) EBITDA	120,674	345,685	486,366	759,772	841,302	909,971	980,121	1,093,819	1,346,024	1,455,603	1,573,941
(-) Taxes	(26,112)	(83,429)	(122,508)	(206,401)	(225,330)	(240,867)	(257,938)	(289,529)	(369,099)	(401,065)	(436,065)
(+/-) Changes in working capital	(27,126)	47,721	52,302	47,668	77,609	4,880	6,308	3,235	(8,364)	5,950	7,083
Cash flow from investing activities	(191,204)	(586,098)	(712,873)	(664,132)	(696,843)	(510,410)	(534,706)	(560,158)	(397,841)	(416,778)	(579,038)
(-) Capex	(191,204)	(586,098)	(712,873)	(664,132)	(696,843)	(510,410)	(534,706)	(560,158)	(397,841)	(416,778)	(579,038)
(+) indemnification	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to the firm	(123,769)	(276,120)	(296,712)	(63,093)	(3,263)	163,575	193,786	247,367	570,721	643,709	565,921

FCFF (BRL Thousands)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Cash flow from operating activities	1,234,716	1,327,103	1,429,332	1,540,188	1,659,476	1,788,518	1,912,082	2,021,890	2,163,915	2,323,809	2,496,731
(+) EBITDA	1,698,287	1,821,849	1,965,230	2,120,199	2,287,043	2,462,965	2,625,098	2,764,958	2,970,897	3,192,253	3,427,814
(-) Taxes	(471,394)	(504,323)	(545,084)	(590,838)	(639,055)	(687,434)	(729,301)	(765,312)	(825,591)	(888,938)	(953,049)
(+/-) Changes in working capital	7,823	9,578	9,186	10,826	11,488	12,987	16,284	22,244	18,608	20,494	21,966
Cash flow from investing activities	(755,800)	(791,776)	(549,509)	(575,666)	(800,156)	(1,044,713)	(1,094,442)	(775,831)	(812,761)	(1,130,300)	(1,476,228)
(-) Capex	(755,800)	(791,776)	(549,509)	(575,666)	(800,156)	(1,044,713)	(1,094,442)	(775,831)	(812,761)	(1,130,300)	(1,476,228)
(+) indemnification	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to the firm	478,916	535,327	879,823	964,522	859,320	743,805	817,640	1,246,058	1,351,154	1,193,508	1,020,504

FCFF (BRL Thousands)	2037	2038	2039	2040	2041	2042	2043	2044	2045
Cash flow from operating activities	2,677,800	2,855,593	3,056,068	3,274,399	3,516,586	3,743,004	3,995,124	4,282,524	3,565,832
(+) EBITDA	3,665,988	3,905,897	4,187,784	4,490,323	4,814,198	5,152,328	5,500,030	5,907,397	4,971,496
(-) Taxes	(1,015,497)	(1,080,921)	(1,163,115)	(1,249,284)	(1,337,000)	(1,452,233)	(1,553,539)	(1,673,381)	(1,340,075)
(+/-) Changes in working capital	27,309	30,616	31,400	33,360	39,389	42,910	48,633	48,508	(65,589)
Cash flow from investing activities	(1,546,496)	(1,098,962)	(1,151,272)	(1,601,834)	(2,092,680)	(2,192,292)	(1,976,330)	(2,120,750)	23,745,170
(-) Capex	(1,546,496)	(1,098,962)	(1,151,272)	(1,601,834)	(2,092,680)	(2,192,292)	(1,976,330)	(2,120,750)	(1,794,260)
(+) indemnification	-	-	-	-	-	-	-	-	25,539,429
Free cash flow to the firm	1,131,304	1,756,631	1,904,796	1,672,565	1,423,906	1,550,713	2,018,793	2,161,774	27,311,002

Strictly confidential	111

Anexo 9.4

Projected free cash flow to the firm – Scenario 3 years

FCFF (BRL Thousands)	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Cash flow from operating activities	114,121	336,597	450,824	558,806	662,062	719,864	776,343	847,787	970,209	1,055,729	1,139,764
(+) EBITDA	118,792	312,773	462,417	789,090	907,977	978,097	1,052,899	1,153,823	1,340,749	1,449,715	1,567,379
(-) Taxes	(25,472)	(70,672)	(110,204)	(210,366)	(243,893)	(263,003)	(282,415)	(310,455)	(368,233)	(399,991)	(434,761)
(+/-) Changes in working capital	20,801	94,497	98,611	(19,917)	(2,022)	4,771	5,859	4,420	(2,308)	6,005	7,146
Cash flow from investing activities	(191,204)	(830,675)	(875,267)	(792,587)	(268,981)	(451,834)	(473,341)	(495,872)	(397,841)	(416,778)	(579,038)
(-) Capex	(191,204)	(830,675)	(875,267)	(792,587)	(268,981)	(451,834)	(473,341)	(495,872)	(397,841)	(416,778)	(579,038)
(+) indemnification	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to the firm	(77,083)	(494,078)	(424,443)	(233,781)	393,081	268,030	303,002	351,915	572,368	638,951	560,726

FCFF (BRL Thousands)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Cash flow from operating activities	1,229,071	1,320,492	1,419,837	1,529,704	1,648,313	1,776,632	1,899,510	2,008,886	2,150,144	2,309,167	2,481,146
(+) EBITDA	1,691,045	1,813,015	1,951,577	2,105,581	2,271,390	2,446,206	2,607,320	2,746,570	2,951,265	3,171,289	3,405,412
(-) Taxes	(469,859)	(502,247)	(541,369)	(586,795)	(634,660)	(682,663)	(724,183)	(759,988)	(819,843)	(882,737)	(946,359)
(+/-) Changes in working capital	7,885	9,724	9,629	10,918	11,583	13,088	16,373	22,304	18,722	20,616	22,093
Cash flow from investing activities	(755,800)	(791,776)	(549,509)	(575,666)	(800,156)	(1,044,713)	(1,094,442)	(775,831)	(812,761)	(1,130,300)	(1,476,228)
(-) Capex	(755,800)	(791,776)	(549,509)	(575,666)	(800,156)	(1,044,713)	(1,094,442)	(775,831)	(812,761)	(1,130,300)	(1,476,228)
(+) indemnification	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to the firm	473,271	528,716	870,328	954,038	848,157	731,918	805,068	1,233,055	1,337,383	1,178,867	1,004,918

FCFF (BRL Thousands)	2037	2038	2039	2040	2041	2042	2043	2044	2045
Cash flow from operating activities	2,661,611	2,840,092	3,040,128	3,257,775	3,499,193	3,723,091	3,965,283	4,248,530	3,533,835
(+) EBITDA	3,642,739	3,884,010	4,164,900	4,466,407	4,789,073	5,122,968	5,459,130	5,863,711	4,934,860
(-) Taxes	(1,008,519)	(1,074,406)	(1,156,262)	(1,242,079)	(1,329,385)	(1,443,178)	(1,543,548)	(1,663,934)	(1,334,800)
(+/-) Changes in working capital	27,391	30,488	31,490	33,448	39,505	43,301	49,702	48,754	(66,226)
Cash flow from investing activities	(1,546,496)	(1,098,962)	(1,151,272)	(1,601,834)	(2,092,680)	(2,192,292)	(1,976,330)	(2,120,750)	23,669,397
(-) Capex	(1,546,496)	(1,098,962)	(1,151,272)	(1,601,834)	(2,092,680)	(2,192,292)	(1,976,330)	(2,120,750)	(1,794,260)
(+) indemnification	-	-	-	-	-	-	-	-	25,463,656
Free cash flow to the firm	1,115,115	1,741,130	1,888,856	1,655,941	1,406,513	1,530,799	1,988,953	2,127,781	27,203,232

Strictly confidential	112

Anexo 9.4
Projected free cash flow to the firm – Scenario GDP Goiás

FCFF (BRL Thousands)	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Cash flow from operating activities	67,436	309,977	416,161	601,039	694,137	678,114	735,505	815,988	974,409	1,068,610	1,156,590
(+) EBITDA	120,674	345,685	486,366	759,772	842,309	915,722	990,227	1,105,740	1,352,924	1,467,172	1,590,667
(-) Taxes	(26,112)	(83,429)	(122,508)	(206,401)	(225,673)	(242,816)	(261,356)	(293,552)	(371,394)	(404,918)	(441,635)
(+/-) Changes in working capital	(27,126)	47,721	52,302	47,668	77,500	5,208	6,633	3,801	(7,121)	6,357	7,558
Cash flow from investing activities	(191,204)	(586,098)	(712,873)	(664,132)	(696,843)	(511,332)	(535,672)	(561,170)	(400,143)	(419,190)	(582,406)
(-) Capex	(191,204)	(586,098)	(712,873)	(664,132)	(696,843)	(511,332)	(535,672)	(561,170)	(400,143)	(419,190)	(582,406)
(+) indemnification	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to the firm	(123,769)	(276,120)	(296,712)	(63,093)	(2,706)	166,782	199,833	254,818	574,266	649,421	574,184

FCFF (BRL Thousands)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Cash flow from operating activities	1,250,212	1,344,459	1,441,952	1,556,345	1,681,287	1,816,710	1,944,327	2,050,802	2,199,072	2,368,015	2,551,073
(+) EBITDA	1,720,701	1,846,259	1,980,566	2,142,660	2,317,729	2,502,840	2,669,858	2,801,991	3,019,242	3,253,503	3,503,492
(-) Taxes	(478,849)	(512,401)	(550,000)	(598,080)	(648,975)	(700,318)	(743,660)	(776,839)	(840,739)	(908,197)	(976,842)
(+/-) Changes in working capital	8,360	10,601	11,386	11,765	12,532	14,188	18,129	25,651	20,568	22,710	24,424
Cash flow from investing activities	(760,211)	(796,397)	(557,148)	(583,668)	(811,334)	(1,059,351)	(1,109,776)	(793,771)	(831,554)	(1,156,551)	(1,510,603)
(-) Capex	(760,211)	(796,397)	(557,148)	(583,668)	(811,334)	(1,059,351)	(1,109,776)	(793,771)	(831,554)	(1,156,551)	(1,510,603)
(+) indemnification	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to the firm	490,000	548,062	884,804	972,677	869,953	757,360	834,552	1,257,031	1,367,517	1,211,464	1,040,470

FCFF (BRL Thousands)	2037	2038	2039	2040	2041	2042	2043	2044	2045
Cash flow from operating activities	2,739,719	2,914,871	3,125,180	3,356,913	3,614,798	3,854,001	4,106,353	4,411,734	3,671,418
(+) EBITDA	3,750,764	3,982,868	4,281,441	4,602,853	4,948,144	5,302,413	5,644,480	6,081,071	5,129,741
(-) Taxes	(1,041,953)	(1,104,281)	(1,191,699)	(1,283,731)	(1,377,984)	(1,497,840)	(1,596,319)	(1,725,097)	(1,385,539)
(+/-) Changes in working capital	30,907	36,285	35,437	37,791	44,638	49,428	58,192	55,760	(72,784)
Cash flow from investing activities	(1,582,508)	(1,135,305)	(1,189,345)	(1,655,014)	(2,162,319)	(2,265,246)	(2,054,215)	(2,208,934)	24,318,076
(-) Capex	(1,582,508)	(1,135,305)	(1,189,345)	(1,655,014)	(2,162,319)	(2,265,246)	(2,054,215)	(2,208,934)	(1,872,823)
(+) indemnification	-	-	-	-	-	-	-	-	26,190,899
Free cash flow to the firm	1,157,211	1,779,567	1,935,835	1,701,900	1,452,478	1,588,756	2,052,138	2,202,800	27,989,494

Strictly confidential	113

Attachment 9.5
Concession agreement covenants – Scenario Base 5 years

Strictly confidential	114

Economic and financial valuation report

CELG Distribuição S.A.

November 6th, 2015

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Disclaimer.

1. Accenture do Brasil Ltda. (“Accenture”) was hired by the International Finance Corporation – IFC (“Client”) to prepare the present report containing the financial valuation of CELG D based on the analysis of the company’s discounted cash flow.

2. This report was based on, among others, information obtained from Client, or other sources indicated by such, including the operational assumptions (net revenues, OPEX, CAPEX, regulatory asset base) developed by Quantum Engenharia e Consultoria Ltda. (“Quantum”).

3. This report has been prepared by Accenture do Brasil Ltda. (“Accenture”). All copyright and other rights herein vest in Accenture.

4. This report has been prepared for the International Finance Corporation – IFC (“Client”), and is subject to the terms and conditions of the contract signed between Accenture and the Client. Any use of this report, or any confidential information contained in it, shall be subject to the terms and conditions contained herein. Client understands and accepts that it shall be fully responsible for the consequences or any decisions made by it, and / or actions taken or not taken based on this report.

5. Banco Nacional de Desenvolvimento Econômico e Social (BNDES), which hired IFC to coordinate the work that resulted in this report, is aware of this report’s content. Accenture assumes no responsibility or liability regarding decisions made based on this report.

6. This report is based on data and information obtained from Client and various persons including those with whom personal and / or individual interviews have been conducted. To the extent that any portion of this report refers to a view of a person or attributes data or information to a particular person, such views and/or information are the personal views of that person and need not necessarily reflect the views of the organization with whom he or she is associated or employed. Accenture assumes no responsibility or liability in respect of any such view(s), data or information, or any other data or information used. Further, Accenture has assumed all views, data and information to be complete and accurate and has not independently audited or verified such views, data or information.

Disclaimer

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Disclaimer.

7. This Report has been prepared by Accenture to provide the Client with general and limited information regarding the business of CELG-D ("the Target") and the market in which it operates and may also contain some other general information. This report is not intended to be and should not be construed to be advisory or recommendatory in nature nor does it seek to or provide legal, financial or investment advice. Any person desirous of acquiring the whole issued share capital or the business and assets of, or investing in, the Target or providing finance in relation to any such acquisition or investment or in any business or area of activity associated therewith is hereby advised to undertake his/ its own investigation and study into these matters and not to rely on this report for the same.

8. Accenture does not undertake any obligation to update this report to reflect events occurring, or new information or data received, after the earlier of (i) the date of this report and (ii) the Cut Off Date (if any) set out in the Proposal or to correct any inaccuracies herein. Any person having access to this report agrees that Accenture shall not be responsible or liable as to, or in connection with, the accuracy or completeness of this report (or the lack thereof), any omissions in this report and any such responsibility or liability hereby is expressly disclaimed.

9. With respect to any projection or forecast contained herein it is clarified, and Client acknowledges and agrees, that that there are uncertainties inherent in making such projections and forecasts and that Accenture in no way provides any assurances or guarantees in respect of the realization of any such projections or forecasts, or any other benefits.

Att.,

Dirceu Azevedo
Managing Director

Disclaimer

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Agenda.

Valuation report - CELG D

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General information.

Company description	Recent facts

Celg Distribuição S.A (“CELG D”) is a semi-public company.It operates in the power distribution sector, authorized by Aneel through a public concession (contract 63/2000).

CELG D started as Centrais Elétricas de Goiás S.A., on the February 16th, 1956, based on the state law number 1.087, approved on August/1955, which authorized company’s creation.

Company’s mission: provide electrical power, in a sustainable way and focusing on the shareholders return and the quality of the services provided.

The company is responsible for providing power to 237 cities from Goiás State, which corresponds to over 98,7% of the state’s territory. Currently, it provides power to more than 2 million consumers, representing 2,4% of the electrical power used in Brazil.

▪ Jul/2006: Aneel approved the separation of CELG’s activities into one subsidiary for electricity distribution (CELG D) and one for energy generation and transmission (CELG GT);

▪ Dec/2006: CELGPAR was created by the State of Goiás to invest in other companies;

▪ Mar/2007: CELG became whole-owned by CELGPAR, having it’s name changed for Celg Distribuição de Energia S.A. – CELG D;

▪ Apr/2012: Eletrobras and State of Goiás celebrated a Shareholder Agreement and a Management Agreement to improve the company’s governance and management;

▪ Jan/2015: CELG D is federalized, officially transferring its control to Eletrobras.

Source: CELG D website.

Introduction

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The company is responsible for providing power to over 97% of State of Goiás population.

CELG GT, Furnas, CEMIG GT and Itaipu are the companies responsible for supplying energy to CELG D.

CELG D is responsible for providing power to over 97% of Goiás State population, with around 200.000 distribution transformers.

Source: CELG D 2nd trimester of 2015 financial statement.

Summary

- CELG D is responsible for distributing power mainly to city, rural, commercial and industrial sectors.
- CELG D currently have three contracts to support it's distribution system (CUSD). The contracts are signed with Companhia Energética de Brasília Distribuição SA (CEB-DIS), Empresa Energética de Mato Grosso do Sul (ENERSUL) and Centrais Elétricas Mato-grossenses SA (CEMAT) connected to A2, A3a and A4 levels respectively.
- Most of company's customers (98%) cannot choose their electric distribution supplier, therefore, they cannot negotiate prices.
- CELG D has a power network with more than 200.000 kilometers, in which, around 5.500 km are in HV, more than 170.000 km are in MV (divided in 34,5 kV and 13,8 kV tensions) and more than 28.000 km in LV. Around 70% of it's network is in the countryside and 30% in the urban area.

Introduction

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CELG D Profits and Losses.

P&L (R$ thousands)	2014/S1	2014	2015/S1
Operational revenues, net	1.550.742	3.629.854	2.282.418
Energy costs	-1.219.195	-2.261.777	-1.614.989
Energy bought for reselling	-1.164.860	-2.125.592	-1.528.925
Distribution system use cost	-54.335	-136.185	-86.064
Operational costs	-499.333	-1.119.889	-592.969
People and administrators	-84.102	-181.296	-95.328
Private pension entity	-3.658	-7.857	-3.914
Materials	-2.527	-6.282	-4.639
Third-party services	-160.339	-355.192	-198.012
Depreciation/Amortization	-52.115	-104.463	-53.341
Taxes	-1.973	-2.666	-831
Provision/reversion – Bad debt	-91.366	-187.579	-53.749
Inspection fee	-2.056	-4.284	-
Expenses reimbursement	1.502	5.771	677
Regulatory penalties	-	-	-45.695
Construction costs	-94.159	-256.153	-119.443
Others	-8.540	-19.888	-18.694
Gross operational profit	-167.786	248.188	74.460
SG&A	-103.151	-248.790	-116.569
Service result	-270.937	-602	-42.109
Financial result	-235.736		-321.081
Operational result	-506.673	-561.748	-363.190
Others revenues	-	1.554	-
Other revenues deductions	-	-144	-
Others expenses	-4.056	-9.201	-3.644
Others results	-4.048	-7.791	-3.644
EBT	-510.721	-569.539	-366.834
Social contribution	-	-	-
Income tax	-	-	-
Net Profit/Losses	-510.721	-569.539	-366.834

Source: CELG D 2ndtrimester of 2015 financial statement.

Introduction

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Balance sheet.

Assets (R$ mm)	2014	2015/T1	2015/T2	Liabilities (R$ mm)	2014	2015/T1	2015/T2
Cash and cash equivalents	132	176	142	Accounts payable	594	906	864
Clients	670	775	901	Taxes and social contributions	195	259	297
Taxes and social contributions	5	6	7	Debentures	57	76	75
Ongoing Services	68	56	47	Loans	303	284	372
Anticipated Expenditures	2	2	2	Segment fees	228	294	374
Regulatory assets	114	64	19	Private pension fund	31	31	32
CDE Subvention – Tariff discount	95	87	97	Estimated obligations	28	43	48
Others	90	97	187	Others	322	311	399
Inventory	33	34	33	Total current liabilities	1.759	2.203	2.461
Total current assets	1.209	1.297	1.433
				Accounts payable	874	979	878
Clients	45	36	32	Taxes and social contributions	30	18	5
Taxes and social contributions	142	145	148	Debentures	228	210	193
Expenditure payed in advance	2	2	2	Loans	333	323	461
Regulatory assets	110	186	223	Segment burdens	168	157	145
Deposit checks	89	101	108	Private pension fund	118	116	114
Financial assets – Concession Assets	1.847	1.906	1.967	Provisions for contingence	595	594	540
Others	599	596	545	Others	19	16	31
Total long-term assets	2.834	2.973	3.026	Total long-term liabilities	2.367	2.414	2.368

Investments	3	3	3	Capital stock	3.476	3.476	3.476
Intangibles	89	66	20	Revaluation reserve	192	184	176
Property	62	54	52	Accumulated profit/losses	(3.596)	(3.875)	(3.947)
Property, investments and intangibles	154	123	75	Total shareholders equity	72	(216)	(295)

Total Assets	4.198	4.392	4.534	Liabilities + Shareholders equity	4.198	4.392	4.534

Source: CELG D 2ndtrimester of 2015 financial statements.

Introduction

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Agenda.

Valuation report - CELG D

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Methodology considered for valuating CELG D.

Methodology
Valuation technique applied: Free Cash Flow to Firm (FCFF)
1.	Different scenarios were defined for the valuation to project different perspectives for CELG D’s market and future investments, as well as, other factors that influence firm’s cash flow (costs, expenditures, working capital, capital structure, time needed for attending quality and costs KPIs).
2.	The enterprise value in each scenario was calculated from the Free Cash Flow to Firm (FCFF) discounted by the weighted average cost of capital (WACC) from each period.
3.	The enterprise final value was calculated by an average of the values of each scenario weighted by the probability of each one occurring.
4.	Total debt, total cash and cash equivalents and non-operational assets were added to the enterprise final value to calculate the equity value.
Other valuation techniques applied
Free Cash Flow to Equity (FCFE)
➢ The enterprise value is calculated from the Free Cash Flow to Equity discounted by the cost of equity (kE ).
Trading multiples
➢ The enterprise value calculated applying the methodology above was compared to other companies values through an Enterprise value / Net revenue ratio.

Methodology

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Agenda.

Valuation report - CELG D

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The considered scenarios take into account different market and investment prospects.

Scenario	Market Growth reference data	CAPEX
Base Scenario "QTM5Y"	Goiás' GDP on the first 5 years followed by the national GDP until the end of the concession.	Time to invest on the quality and pent-up demand foreseen in 5 years. Investments to meet the expected growth in the market throughout the concession.
Scenario with anticipated investments "QTM3Y"	Goiás' GDP on the first 5 years followed by the national GDP until the end of the concession.	Time to invest on the quality and pent-up demand foreseen in 3 years (partially being captured by the 2017's rate review). Investments to meet the expected growth in the market throughout the concession.
Scenario with 100% market growth projection using Goiás' GDP "PIB GOIÁS"	Goiás' GDP during all the concession.	Time to invest on the quality and pent-up demand foreseen in 5 years. Investments to meet the expected growth in the market throughout the concession.

Considered Scenarios
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The assumptions considered on this valuation were developed by Accenture and Quantum.

Group	Premises	Responsible	Methodology
Operational assumptions	CAPEX	Quantum Engenharia e Consultoria Ltda. / CELG D Administration	-
	Net revenue		
	OPEX		
	Working capital	Accenture	Benchmarking
	Bad debt		
	Capital structure		
Non-operational assumptions	Current debt	Accenture	Benchmarking
	Accumulated losses		
	Asset balance/ Not operational passive		
Financial assumptions	Beta	Accenture	Benchmarking / CAPM method / Interest rates and bond analysis
	Risk-free rate		
	Risk premium		
	Cost of equity		
	Cost of debt		

Assumptions

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Operational assumptions projected by Quantum.

CAPEX (R$ mm)

2.500
2.000
1.500
1.000
500
0
2015
2020
2025
2030
2035
2040
2045
QTM5Y
QTM3Y
PIB GOIÁS

1.000
800
600
400
200
0
2015
2016
2017
2018
2019
2020
2021
2022
2023
QTM5Y
QTM3Y
PIB GOIÁS

Net revenue (R$ mm)

50.000
40.000
30.000
20.000
10.000
0
2015
2020
2025
2030
2035
2040
2045
QTM5Y
QTM3Y
PIB GOIÁS

9.000
8.000
7.000
6.000
5.000
4.000
3.000
2015
2016
2017
2018
2019
2020
2021
2022
2023
QTM5Y
QTM3Y
PIB GOIÁS

[1] Projections in nominal terms.
[2] Projections calculated until july/2045 (concession end), which explain the drop on the values on the last year.
[3] Quantum developed and is responsible for all information above.

Quantum's operational assumptions

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Operational assumptions projected by Quantum.

OPEX A – Energy cost (R$ mm)

40.000
20.000
0
2015
2020
2025
2030
2035
2040
2045
QTM5Y
QTM3Y
PIB GOIÁS
6.000
5.000
4.000
3.000
2015
2016
2017
2018
2019
2020
2021
2022
2023
QTM5Y
QTM3Y
PIB GOIÁS

OPEX B – People, Material, Services and others[3] (R$ mm)

6.000
5.000
4.000
3.000
2.000
1.000
0
2015
2020
2025
2030
2035
2040
2045
QTM5Y
QTM3Y
PIB GOIÁS
1.400
1.300
1.200
1.100
1.000
900
2015
2016
2017
2018
2019
2020
2021
2022
2023
QTM5Y
QTM3Y
PIB GOIÁS

[1] Projections in nominal terms.
[2] Projections calculated until july/2045 (concession end), which explain the drop on the values on the last year.
[3] Non-recognized costs included.
[4] Quantum developed and is responsible for all information above.

Quantum's operational assumptions
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Valuation report - CELG D

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Operational assumptions projected by Accenture.

Methodology
Some operational assumptions were developed by Accenture through market benchmark, considering companies with similar sizes comparing to CELG D (market peers).
1. Working capital
▪	The time required for working capital variables (# accounts receivable days, # accounts payable days, # stock days) to converge to peers’ average follows the expected time for quality adjustments on each scenario (QTM3Y 3 years, QTM5Y and PIB GOIÁS 5 years).
▪	Minimum cash was calculated on year basis as a percentage of the net revenue. The percentage was given by the peers’ average.
2. Bad debt
▪	Bad debt was calculated on year basis as a percentage of the net revenue. The percentage was given by the peers’ average.
▪	Time required for converging for the peers’ average (% bad debt / net revenue) follows the expected time for quality adjustments on each scenario (QTM3Y 3 years, QTM5Y and PIB GOIÁS 5 years).
3. Capital structure and other operational premises
▪	Leverage is limited to the value encountered as the peers’ average on the last 3 years.
4. Dividends and capital reduction
▪	Capital reduction limited to the current capital stock.
▪	Capital reduction and dividends payment occurring only after the settlement of accumulated losses.

Accenture’s operational assumptions

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CELG D’s peers were defined according to the companies size and operational scope.

Methodology
▪ Data from 102 electric companies were collected for analysis.
▪ The companies defined as CELG D’ peers, were those with similar operations (separate distribution activities) and with between 0,5 and 1,7 times the net revenues of CELG D.
▪ From all the data collected, 17 companies attended the criteria.

Peers
Company	Net revenue from selling energy (R$)
CELESC-DIS - CELESC DISTRIBUIÇÃO S.A.	4.128.516.786
COELBA - COMPANHIA DE ELETRICIDADE DO ESTADO DA BAHIA	3.588.111.776
ELEKTRO - ELEKTRO ELETRICIDADE E SERVIÇOS S/A.	3.362.638.031
AMPLA - AMPLA ENERGIA E SERVIÇOS S.A	3.067.890.452
CELPE - COMPANHIA ENERGÉTICA DE PERNAMBUCO	2.737.108.119
BANDEIRANTE - BANDEIRANTE ENERGIA S.A.	2.515.417.335
CELG-D - CELG DISTRIBUIÇÃO S.A.	2.480.692.173
CELPA - CENTRAIS ELÉTRICAS DO PARÁ S/A.	2.393.728.532
CPFL- PIRATININGA - COMPANHIA PIRATININGA DE FORÇA E LUZ	2.376.838.860
COELCE - COMPANHIA ENERGÉTICA DO CEARÁ	2.217.694.394
CEEE-D - COMPANHIA ESTADUAL DE DISTRIBUIÇÃO DE ENERGIA ELÉTRICA	2.026.091.508
EMT - ENERGISA MATO GROSSO - DISTRIBUIDORA DE ENERGIA S.A	1.829.497.305
AES-SUL - AES SUL DISTRIBUIDORA GAÚCHA DE ENERGIA S/A.	1.827.239.851
RGE - RIO GRANDE ENERGIA S/A.	1.674.201.329
ESCELSA - ESPÍRITO SANTO CENTRAIS ELÉTRICAS S/A.	1.564.294.541
CEMAR - COMPANHIA ENERGÉTICA DO MARANHÃO	1.441.659.986
CEB-DIS - CEB DISTRIBUIÇÃO S.A	1.350.502.483
AME - AMAZONAS DISTRIBUIDORA DE ENERGIA S.A	1.343.151.921

1 Source: Companies’ financial statements.

Accenture’s operational assumptions

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CELG D’ working capital assumptions were calculated from peers average on the last 2 years.

Peers working capital data - last 2 years (R$ bi)

Company	Net Revenue		OPEX		Cash		Acc. Receivables		Acc. Payable		Stocks (R$ mm)	
	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014
CELESC-DIS	6,1	4,8	(5,5)	(4,6)	0,3	0,6	1,0	0,8	0,7	0,6	9	12
COELBA	5,5	4,9	(4,1)	(3,5)	0,2	0,6	1,1	0,8	0,7	0,5	13	12
ELEKTRO	4,8	3,5	(3,6)	(2,6)	0,6	0,5	1,2	0,6	0,5	0,5	N/D	N/D
AMPLA	4,6	3,8	(3,8)	(3,1)	0,1	0,2	1,1	0,5	0,7	0,4	1	0
CELPE	3,9	3,2	(3,2)	(2,6)	0,1	0,1	0,8	0,6	0,4	0,3	12	7
BANDEIRANTE	3,2	2,6	(2,8)	(2,3)	0,3	0,3	0,5	0,5	0,4	0,4	N/D	N/D
CELPA	4,0	2,5	(2,4)	(3,4)	0,1	0,1	0,8	0,6	0,8	0,7	17	14
CPFL-PIRATININGA	3,0	2,5	(2,4)	(2,0)	0,3	0,4	0,4	0,3	0,5	0,4	2	2
COELCE	3,6	2,8	(3,1)	(2,6)	0,2	0,1	0,9	0,6	0,4	0,3	N/D	N/D
CEEE-D	2,8	2,3	(3,2)	(2,6)	0,0	0,0	0,7	0,3	0,4	0,3	13	14
EMT	2,6	2,3	(2,4)	(2,5)	0,1	0,1	0,4	0,4	0,2	0,4	6	11
AES-SUL	2,7	2,1	(2,4)	(2,1)	0,1	0,0	0,4	0,3	0,5	0,6	11	11
RGE	2,6	2,4	(2,3)	(2,1)	0,2	0,4	0,3	0,3	0,3	0,3	5	6
ESCELSA	2,4	2,0	(2,1)	(1,8)	0,2	0,1	0,5	0,3	0,4	0,3	N/D	N/D
CEMAR	2,5	2,0	(1,7)	(1,2)	0,2	0,2	0,6	0,4	0,3	0,2	4	10
CEB-DIS	2,0	1,5	(2,0)	(1,6)	0,0	0,0	0,4	0,3	0,4	0,3	19	32
AME	3,6	2,7	(3,1)	(2,6)	0,1	0,1	0,4	0,4	2,4	4,8	104	141

Accounts receivable days

Celg-D: 71,50
Average: 63,22
ESCELSA
COELCE
CEMAR
COELBA
CPFL-PIRATININGA

accounts receivable days = accounts receivable * 360 / net revenue

Accounts payable days

Celg-D: 56,64
Average: 71,93
AME
CELPA
COELBA
CELPE
CEMAR

accounts payable days = accounts payable * 360 / OPEX. *AME outlier.

Stock days

Celg-D: 3,91
Average: 1,30
AME
CPFL-PIRATININGA
COELBA
CELPA
CEEE-D
CEMAR

stock days = stocks * 360 / net revenue. *AME outlier.

% Minimum cash / Net Rev.

Celg-D: 4,93%
Average: 4,48%
CEMAR
COELCE
CELPA
AES-SUL
CELPE

Accenture’s operational assumptions
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Working capital projections converged for the peers' average according to each scenario investment forecast.

Methodology

- Time required for working capital variables (# accounts receivable days, # accounts payable days, # stock days) converging for the peers' average follows the expected time for quality adjustment on each scenario (QTM3Y 3 years, QTM5Y and PIB GOIÁS 5 years).
- Minimum cash calculated on year basis as the peers' average percentage of net revenue (4,48%).

Accounts receivable (R$ mm)

2015
2016
2017
2018
2019
2020
-700
-800
-900
-1.000
-1.100
-1.200
QTM5Y
QTM3Y
PIB GOIÁS

Accounts payable (R$ mm)

1.200
1.000
800
600
400
200
2015
2016
2017
2018
2019
2020
QTM5Y
QTM3Y
PIB GOIÁS

Stock (R$ mm)

2015
2016
2017
2018
2019
2020
0
-5
-10
-15
-20
-25
QTM5Y
QTM3Y
PIB GOIÁS

Minimum cash[1] (R$ mm)

40.000
30.000
20.000
10.000
0
Net revenue
Minimum cash
4.000
3.000
2.000
1.000
0
2015
2020
2025
2030
2035
2040
2045

[1] Values for the QTM5Y Scenario.

Accenture's operational assumptions

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Bad debt rate over net revenue converged for the peers' average according to each scenario investment forecast.

Bad debt / Net revenue

Company	Bad debt			Net Revenue			% (Bad debt / Net revenue)		
	2015 T2	2014	2013	2015 T2	2014	2013	2015 T2	2014	2013
CELESC-DIS	13	5	17	3.390	6.097	4.780	0,39%	0,09%	0,35%
COELBA	19	41	52	3.293	5.544	4.904	0,58%	0,74%	1,05%
ELEKTRO	23	21	20	2.886	4.763	3.549	0,80%	0,44%	0,57%
AMPLA	67	52	62	2.496	4.589	3.849	2,68%	1,13%	1,62%
CELPE	43	107	105	2.270	3.940	3.228	1,90%	2,73%	3,26%
BANDEIRANTE	8	20	28	1.862	3.199	2.606	0,45%	0,62%	1,09%
CELPA	47	73	48	2.005	3.987	2.495	2,33%	1,82%	1,94%
CPFL-PIRATININGA	24	28	24	1.969	3.027	2.480	1,24%	0,92%	0,98%
COELCE	16	3	33	2.079	3.622	2.850	1,61%	0,09%	1,16%
CEEE-D	23	60	15	2.011	2.849	2.264	0,79%	1,63%	0,50%
EMT	2	61	104	1.644	2.638	2.313	0,14%	2,32%	4,51%
AES-SUL	8	18	1	1.710	2.662	2.073	0,49%	0,66%	0,07%
RGE	7	9	4	2.630	2.648	2.422	0,25%	0,33%	0,18%
ESCELSA	20	11	27	1.415	2.429	2.028	1,41%	0,47%	1,32%
CEMAR	9	32	39	1.283	2.484	1.969	0,69%	1,28%	1,98%
CEB-DIS	29	71	55	1.144	2.029	1.546	2,51%	3,48%	3,53%
AME	-	4	39	-	3.610	2.711	-	0,12%	1,45%

Peers' bad debt[1] / net revenue (%)

Celg-D: 2,35%
Média: 1,31%
COELBA
ELEKTRO
CELPA
CEMAR
6
4
2
0
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17

CELG D's projected bad debt[1] (R$ mm)

2015 2020 2025 2030 2035 2040 2045
0
-200
-400
-600
-800
QTM5Y
QTM3Y
PIB GOIÁS

[1] Years required for converging the percentage of bad debt / net revenue for the peers' average: QTM3Y - 3 years; QTM5Y and PIB GOIAS - 5 years.

[2] Peer averages calculating considering % from 2013 and 2014.

Accenture's operational assumptions

23

accenture

Leverage limit was defined as the peers' average on the fiscal year of 2015.

Market Debt Benchmark[1] (% Debt / Debt + Equity)

19%
58%
50%
42%
48%
40%
65%
77%
40%
75%
53%
55%
57%
50%
55%
63%
65%
Ø 55
CELESC-DIS
COELBA
ELEKTRO
AMPLA
CELPE
BANDEIR.
CELPA
CPFL-PIRAT.
COELCE
CEEE-D
EMT
AES-SUL
RGE
ESCELSA
CEMAR
CEB-DIS
AME

Capital structure assumptions

- ❑ First year equity and new debt intakes (up to the market average) to settle previous debts;
- ❑ New debt // Capex (70%) up to leverage market limit;
- ❑ Capital reduction limited to actual shareholders equity.
- ❑ Capital reduction and dividends payment occurring only after the accumulated losses are settled.

Others assumptions

- ❑ Considering current financial assets balance as depreciable (~ R$ 2.000 mm).

[1] Source: Peers' financial statements from 2013, 2014 and 2015/Q2, except for CELESC-DIS and CEB-DIS that only had 2015/Q2 report available.

Accenture's operational assumptions

24

accenture

Agenda.

Valuation report - CELG D

25

Non-operational assumptions.

Methodology
Non-operational assumptions were elaborated by Accenture through benchmarking using the peers’ data. Current debt values came after the due dilligence elaborated by Ernst & Young.
1. Current debt
▪	Considering the values released on the due dilligence elaborated by Ernst & Young: loans, Itaipu’s debt, adjustments of the reported debt (other loans) and cash and cash equivalents.
▪	Considering the Law 13.182 that authorizes the conversion of the Itaipu’s debt (previously indexed in dollars) to Brazilian reais, with the quotation of January the 1st of 2015, which was R$ 2,69 for each US$ 1,00.
▪	Considering that an extra value of approximately R$ 9 millions was payed to Itaipu from january 2015 to june 2015 due to the later approval of the Law 13.182, and that it will be deducted from the total debt with Itaipu.
2. New debts
▪	Considering that the current debt will be settled by a equity intake and new debt raising (leverage limited by the peers’ average) on the first year of the concession.
3. Accumulated losses
▪	Considering the bases for calculating tax credits (IRPJ and CSLL) on the CELG D’S financial statement of the second trimester of 2015.
4. Others assets and non-operational liabilities balance
▪	Considering other assets and liabilities that were not considered on the debt and operational projections for the company.

Non-operational assumptions

26

For the effect of tax credits, the accumulated losses were also considered.

Current debt[1,2] (R$ mm)

949
987
507
2.443
142
2.301
Itaipu²
Loans and fundings
Others
Total debt
Cash & CE
Net debt

Current and new debt (R$ mm)[3]

Current debt
New debts
12.000
10.000
8.000
6.000
4.000
2.000
0
2015
2020
2025
2030
2035
2040
2045

Accumulated losses IRPJ (R$ mm)

2015
2020
2025
2030
2035
2040
2045
0
-1.000
-2.000
-3.000
-4.000
-5.000
QTM5Y
QTM3Y
PIB GOIÁS

Accumulated losses CSLL (R$ mm)

2015
2020
2025
2030
2035
2040
2045
0
-1.000
-2.000
-3.000
-4.000
-5.000
QTM5Y
QTM3Y
PIB GOIÁS

[1] Source: Due diligence elaborated by Ernst & Young.
[2] Considering Law 13.182 impact (Itaipu's debt conversion) and the ~R$ 9 millions reduction from the total debt reported (~R$ 958 millions) due to extra payments made after Law 13.182.
[3] Values projected for the QTM5Y scenario.

Non-operational assumptions
27
accenture

Other non-operational assets and liabilities.

Non-operational assets / liabilities balance (R$ mm)			
Current Assets	115	**Current Liabilities**	431
Regulatory components - CVA and financial items	19	Private pension fund	32
Tariff discount – CDE	97	Others	399
Long term assets	878	**Long term liabilities**	836
Debts payed in advance	2	Taxes and social contributions	5
Regulatory components - CVA and financial items	223	Sector charges	145
Deposit checks / linked deposit	108	Private pension fund	114
Others	545	Provisions for contingences	540
		Others	31
(=) Total assets	**994**	**(=) Total liabilities**	**1.267**
Non-operational assets / liabilities balance: - 274 mm			

Source: CELG D 2nd trimester of 2015 financial statement.

Non-operational assumptions

28

Agenda.

Valuation report - CELG D

29

The financial assumptions were calculated through benchmarking.

Methodology
1. Weighted Average Cost of Capital (WACC)
▪	The FCFF was discounted by a rolling WACC (calculated for each year of the concession).
▪	The decision to use a rolling WACC was grounded on: (i) the company’s current capital structure’s on an atypical level (negative shareholder’s equity); (ii) it is necessary time for the adjustment of the capital structure to the peers’ average; and (iii) the capital structure impacts directly on the WACC value.
2. Cost of Equity (Ke)
▪	Ke calculated for each year of the concession, reflecting the expected variations on the risk free rate.
▪ 2.1. Levered beta (²): calculated through the covariance of the peers’ stock values and the IRBX index on the period of 08/2013 to 07/2015.
▪ 2.2. Risk-free rate (Rf): calculated as the spread of the Brazilian bond (Inflation + Spread) with due date on 2050 (values from September 2nd, 2015). The risk-free rate was varied through the years indexed to the expected variations on the SELIC rate.
▪ 2.3. Risk-premium rate (Rm): calculated after the Brazilian bond credit rating and the market volatility.
3. Cost of debt (Kd)
▪	Kd calculated for each year of the concession as the reason interests / total debt, considering that new debts will be 50% TJLP + 3,5% spread, 50% indexed to the SELIC rate.
4. Dividends and capital reduction
▪	Dividends payment will occur only after the settlement of the accumulated losses and the addition to the legal reserve limited to 20% of the capital stock.
▪	Capital reduction will occur only after the settlement of the accumulated losses, limited by the current value of capital stock (R$ 3.476 millions).

Financial assumptions

30

The WACC was calculated on year basis to reflect the market risk and capital structure on each year.

WACC (%)

Equity intake
Reversion to the peers' capital structure
Increase on the effective tax (end of tax credit)
10,15%
9,92%
9,46%
Ø 10,04%
QTM5Y
QTM3Y
PIB GOIÁS
16
14
12
10
8
2015
2020
2025
2030
2035
2040
2045

Rolling WACC

- Rolling WACC calculated on year basis to reflect the market risk and the capital structure of each year.
- The WACC's downward trend during the concession reflects the changing on the capital structure converging for the peers' average (55% leverage), the reduction on the Ke (indexed to the expected reduction on the SELIC rate) and the reduction on the Kd (due to the expected reduction on the TJLP and SELIC rates).

Financial assumptions

31

accenture

The leverage beta (β) was calculated through the covariance of the peers' stocks and the IRBX index.

Peers' stocks and IRBX variation[1] %

300
200
100
0
ago/13
nov/13
fev/14
mai/14
ago/14
nov/14
fev/15
mai/15
jul/15
IRBX
CELPA
CEEE-D
CEMAR
ELEKTRO
AMPLA
CEB-DIS
COELCE
CPFL-PIRATININGA
COELBA

Peers' stock variation (%)

Peers[2]	β Leverage[3]	(Debt / Debt + Equity)[4]			β Unlevered (average)
		2013	2014	2015	
COELBA	0,03	138%	129%	143%	0,01
ELEKTRO	-0,01	79%	99%	128%	0,00
AMPLA	0,26	62%	70%	88%	0,17
CELPA	0,60	389%	309%	65%	0,26
CPFL-PIRATININGA	0,88	308%	326%	376%	0,27
COELCE	0,26	59%	74%	66%	0,18
CEEE-D	0,61	88%	439%	-3750%	0,17
CEMAR	0,25	122%	128%	122%	0,14
CEB-DIS	0,03	118%	310%	63%	0,02
				Average[5]	**0,20**

[1] Source: IBOVESPA.

[2] Considering only companies that had the energy distribution results separated on the financial statements.

[3] Beta calculated as the covariance of the peers' stocks and the IRBX index using weekly results, from 08/2013 to 07/2015.

[4] Source: Peers' financial statements.

[5] Average didn't considered outliers (Coelba, Elektro and CEB-DIS).

[6] The Brazilian market was used as reference for calculating the beta due to the volatility of the market and the understanding that the risks would be best represented.

Financial assumptions

32

accenture

The cost of equity (Ke) calculations were based on the Brazilian bond credit rate and the market volatility.

Risk-premium rate (Rm)

- According to Aswath Damondaran, the risk-premium rate of an emergent market can be calculated as the adjustment of the mature market's risk-premium rate to the country's bond credit rate and the market volatility.
- [1] **Risk-premium rate for the mature market: 5,75%**
- [2] **Default spread Brazilian market (considering the latest Baa2 rate by moody's): 1,90%**
- [1] **Brazilian market volatility adjustment: 1,5 x**
- **Risk premium for the Brazilian market (Rm) = 5,75% + (1,90% * 1,5) = 8,60%**

[1] Source: Damodaran, Aswath, Country Default Spreads and Risk Premium, Janeiro de 2015.

[2] Source: Moody's credit ratings; Aswath Damondaran analysis.

Risk-free rate (Rf)

Risk-free rate (initial value): 7,27%

Real
Nominal
20
15
10
5
0
17,29%
12,91%
10,98%
10,48%
10,25%
10,25%
7,27%
7,02%
5,96%
5,52%
5,37%
5,37%
2015
2016
2017
2018
2019
2020+

Custo de Capital Próprio[1] (Ke)

27,5%
25,0%
22,5%
20,0%
17,5%
15,0%
12,5%
26,23%
16,22%
Ø 13,90%
Ke
D/D+E²
100%
80%
60%
40%
20%
0%
54%
2015
2020
2025
2030
2035
2040
2045

[1] Values from the QTM5Y scenario.

[2] Projected D/D+E average considering, for each concession period, the leveraging limits for capital structure (55%) and Capex (70%).

Financial assumptions

33

accenture

The indexation of the risk-free rate (Rf) to SELIC was considered given their historical correlation.

Historical variation - NTN-B 30 years / SELIC (%)

30
20
10
0
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
% NTN-B 30 years
% SELIC

Risk-free / SELIC regression

15,00
10,00
5,00
-
NTN-B (%)
R² = 0,8385
-
5,00
10,00
15,00
20,00
25,00
SELIC (%)

Results

- ❑ Calculated R-Square (0,83) indicates a high dependence level between the risk-free and SELIC rates.

* R-Square is close to 1 if the regression is perfect and 0 if it's not.

Source: Brazilian Central Bank/ Accenture Analysis

Financial assumptions

accenture

The cost of debt (Kd) represents the average interest of the company's debts.

Cost of debt

The cost of debt (Kd) represents the average interest payed by the company on year basis. It can be calculated as the interest payed from all loans divided by the total debt.

1. The cost of new debts were indexed to TJLP and SELIC rates:
   - 50% of the total debt indexed at SELIC[1];
   - 50% of the total debt indexed at TJLP + 3,5% spread.
2. Effective tax-rate (T) considers the tax shield and accumulated losses effect, reflecting the results from year to year in the actual amount paid in taxes (income tax + social contribution / EBIT) .

TJLP and SELIC projections[2]

Selic
TJLP
13,63%
11,17%
10,07%
10,07%
6,60%
6,20%
5,00%
5,00%
14%
12%
10%
8%
6%
4%
2%
0%
2015
2017
2019
2021
2023+

Kd projection

17,52%
Ø 9,76%
9,29%
9,29%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
2015
2020
2025
2030
2035
2040
2045

[1] A spread on the interests indexed to SELIC rate was not considered based on the assumption that the rate itself would be the superior limit for long terms loans.

[2] Source: Bradesco Bank (projections go until 2023) in 28/08/15.

Financial assumptions

35

accenture

Dividends payment and capital reduction occurs only after the settlement of the accumulated losses.

Dividends payment and capital reduction

- Dividends payment will occur only after the settlement of the accumulated losses and the addition to the legal reserve, limited to 20% of the capital stock.
- Capital reduction will occur only after the settlement of the accumulated losses, never allowing the capital stock to go beneath it's current value (R$ 3.476 millions).

Results (R$ mm) [1]

6.000
4.000
2.000
0
-2.000
-4.000
-6.000
2015
2020
2025
2030
2035
2040
2045
Settlement of accumulated losses
Accumulated losses / profits
Stock capital
Dividends payed
Capital reducted

[1] Values from the QTM5Y scenario.

Financial assumptions

36

accenture

Agenda.

Valuation report - CELG D

37

All projected scenarios met the financial sustainability indicators required by ANEEL.

Definitions of the Technical Note n° 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL

General conditions for the first 5 years : "In simple manners, the sustainability of an electricity distribution company requires sufficient wealth creation to (i) invest in the replacement of worn-out infrastructure annually, (ii) invest to expand the system and improve quality, (iii) pay debt interests; (iv) cover the need for working capital; (v) pay income taxes; (vi) adequately remunerate partners, and, in some cases , (vii) amortize debts, among other obligations."

Summary of the main indicators
	Deadline for	Year of
Indicator	compliance	attendance[1]	Situation
1. EBITDA ≥ 0	2017	2016	OK
2. (EBITDA – Worn-out investments (QRR) - Interests) ≥ 0	2018	2017	OK
3. (Net debt / EBITDA – Worn-out investments) ≤ (1/0,80 x SELIC)	2019	2017	OK
4. (Net debt / EBITDA – Worn-out investments) ≤ (1/1,11 x SELIC)	2020	2017	OK
[1] Refers to the QTM5Y scenario.

Scenarios' results

38

Operational results – QTM5Y

Net revenue (R$ mm) vs. EBITDA (%)

50.000
40.000
30.000
20.000
10.000
0
2015
2020
2025
2030
2035
2040
2045
16%
14%
12%
10%
8%
6%
4%
2%
0%
Ø 13,19%
Net revenues
EBITDA

Cash generation (R$ mm)

Cash balance
Capital reduction and dividends payed
5.000
4.000
3.000
2.000
1.000
0
-1.000
-2.000
-3.000
-4.000
2015
2020
2025
2030
2035
2040
2045

Debt balance vs. Capex (R$ mm)

35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
31.232
29.167
10.529
2015
2020
2025
2030
2035
2040
2045
Debt balance
Accumulated CAPEX
Net asset base

[1] Projections ending on July of 2045, which explains the fall on the net revenue on the last year of the concession.

Scenarios' results

39

accenture

Free Cash Flow to Firm – QTM5Y

Free Cash Flow to Firm – QTM5Y										
Values in (R$ mm)	***2015/S2***	***2016***	***2017***	***2018***	***2019***	***2020***	***2021***	***2022***	***2023***	***2024***
EBIT	**84**	**126**	**244**	**496**	**561**	**623**	**670**	**758**	**989**	**1.077**
(-) IRPJ / CSLL	(10)	(30)	(58)	(118)	(133)	(148)	(159)	(180)	(235)	(256)
NOPLAT	**74**	**96**	**186**	**378**	**427**	**475**	**511**	**578**	**754**	**821**
(+) Depreciation	61	136	163	187	213	232	252	273	287	303
(-) Δ Working capital	(284)	123	124	125	184	(12)	(4)	(9)	(32)	(6)
(-) CAPEX	(97)	(586)	(713)	(664)	(697)	(510)	(535)	(560)	(398)	(417)
FCFF	**(246)**	**(231)**	**(241)**	**26**	**127**	**185**	**224**	**281**	**611**	**701**

Values in (R$ mm)	***2025***	***2026***	***2027***	***2028***	***2029***	***2030***	***2031***	***2032***	***2033***	***2034***
EBIT	**1.168**	**1.258**	**1.346**	**1.461**	**1.586**	**1.715**	**1.843**	**1.955**	**2.149**	**2.326**
(-) IRPJ / CSLL	(278)	(299)	(320)	(348)	(392)	(563)	(627)	(665)	(731)	(791)
NOPLAT	**890**	**959**	**1.025**	**1.113**	**1.195**	**1.152**	**1.216**	**1.290**	**1.418**	**1.535**
(+) Depreciation	324	352	381	401	422	451	489	529	463	480
(-) Δ Working capital	(7)	(7)	(5)	(7)	(8)	(8)	(8)	(4)	2	(7)
(-) CAPEX	(579)	(756)	(792)	(550)	(576)	(800)	(1.045)	(1.094)	(776)	(813)
FCFF	**629**	**548**	**609**	**957**	**1.033**	**794**	**652**	**721**	**1.108**	**1.195**

Values in (R$ mm)	***2035***	***2036***	***2037***	***2038***	***2039***	***2040***	***2041***	***2042***	***2043***	***2044***	***2045***
EBIT	**2.493**	**2.661**	**2.828**	**3.011**	**3.234**	**3.459**	**3.690**	**3.940**	**4.208**	**4.539**	**3.621**
(-) IRPJ / CSLL	(848)	(905)	(961)	(1.024)	(1.099)	(1.176)	(1.254)	(1.340)	(1.431)	(1.543)	(1.231)
NOPLAT	**1.646**	**1.756**	**1.866**	**1.987**	**2.134**	**2.283**	**2.435**	**2.600**	**2.777**	**2.996**	**2.390**
(+) Depreciation	520	574	629	668	710	767	838	902	956	1.005	1.044
(-) Δ Working capital	(8)	(8)	(5)	(2)	(6)	(6)	(6)	(4)	(1)	(6)	42
(-) CAPEX	(1.130)	(1.476)	(1.546)	(1.099)	(1.151)	(1.602)	(2.093)	(2.192)	(1.976)	(2.121)	(1.794)
FCFF	**1.028**	**846**	**944**	**1.555**	**1.686**	**1.441**	**1.174**	**1.306**	**1.756**	**1.873**	**1.681**

Scenarios' results

40

accenture

Sources and Uses – QTM5Y

Sources and Uses - QTM5Y Scenario (R$ mm)
50.000
40.000
30.000
20.000
10.000
0
-10.000
-20.000
-30.000
-40.000
-50.000
6.000
4.000
2.000
0
-2.000
-4.000
-6.000
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045
Cash balance
Loans
Working capital needs
Interests
Dividends
Net revenues
Financial incomes
Taxes
Amortizations
Equity intakes
Opex
Capex
Capital reduction

[1] Projections ending on July of 2045, which explains the fall on the values on the last year of the concession.

Scenarios' results

41

accenture

Operational results – QTM3Y

Net revenue (R$ mm) vs. EBITDA (%)

50.000
40.000
30.000
20.000
10.000
0
16%
14%
12%
10%
8%
6%
4%
2%
0%
Ø 13,25%
Net revenues
EBITDA
2015
2020
2025
2030
2035
2040
2045

Cash generation (R$ mm)

Cash balance
Capital reduction and dividends payed
5.000
4.000
3.000
2.000
1.000
0
-1.000
-2.000
-3.000
-4.000
2015
2020
2025
2030
2035
2040
2045

Debt balance vs. Capex (R$ mm)

35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
31.155
29.167
10.589
2015
2020
2025
2030
2035
2040
2045
Debt balance
Accumulated CAPEX
Net asset base

[1] Projections ending on July of 2045, which explains the fall on the net revenue on the last year of the concession.

Scenarios' results

42

accenture

Free Cash Flow to Firm – QTM3Y

Fluxo de Caixa – QTM5Y

Values in (R$ mm)	2015/S2	2016	2017	2018	2019	2020	2021	2022	2023	2024
EBIT	**81**	**91**	**219**	**529**	**636**	**689**	**743**	**820**	**986**	**1.074**
(-) IRPJ / CSLL	(9)	(22)	(52)	(126)	(151)	(164)	(177)	(195)	(235)	(256)
NOPLAT	**71**	**69**	**167**	**403**	**485**	**525**	**566**	**625**	**752**	**819**
(+) Depreciation	61	145	178	207	217	234	252	270	285	300
(-) Δ Working capital	(177)	243	259	(53)	(15)	(10)	(4)	(7)	(21)	(6)
(-) CAPEX	(97)	(831)	(875)	(793)	(269)	(452)	(473)	(496)	(398)	(417)
FCFF	**(142)**	**(373)**	**(271)**	**(235)**	**418**	**297**	**340**	**392**	**618**	**696**

Values in (R$ mm)	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
EBIT	**1.164**	**1.254**	**1.339**	**1.450**	**1.575**	**1.702**	**1.829**	**1.940**	**2.134**	**2.309**
(-) IRPJ / CSLL	(277)	(298)	(319)	(345)	(395)	(574)	(622)	(659)	(725)	(785)
NOPLAT	**887**	**955**	**1.021**	**1.105**	**1.180**	**1.128**	**1.207**	**1.280**	**1.408**	**1.524**
(+) Depreciation	321	349	378	398	419	448	486	526	460	477
(-) Δ Working capital	(7)	(7)	(5)	(7)	(8)	(8)	(8)	(4)	2	(7)
(-) CAPEX	(579)	(756)	(792)	(550)	(576)	(800)	(1.045)	(1.094)	(776)	(813)
FCFF	**623**	**542**	**602**	**947**	**1.016**	**768**	**641**	**708**	**1.095**	**1.181**

Values in (R$ mm)	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
EBIT	**2.475**	**2.641**	**2.807**	**2.992**	**3.214**	**3.438**	**3.667**	**3.918**	**4.180**	**4.514**	**3.605**
(-) IRPJ / CSLL	(842)	(898)	(954)	(1.017)	(1.093)	(1.169)	(1.247)	(1.332)	(1.421)	(1.535)	(1.226)
NOPLAT	**1.634**	**1.743**	**1.853**	**1.975**	**2.121**	**2.269**	**2.420**	**2.586**	**2.759**	**2.979**	**2.379**
(+) Depreciation	518	571	627	666	707	764	835	895	943	986	1.023
(-) Δ Working capital	(7)	(7)	(5)	(3)	(6)	(6)	(6)	(3)	1	(6)	41
(-) CAPEX	(1.130)	(1.476)	(1.546)	(1.099)	(1.151)	(1.602)	(2.093)	(2.192)	(1.976)	(2.121)	(1.794)
FCFF	**1.013**	**831**	**928**	**1.539**	**1.670**	**1.425**	**1.157**	**1.285**	**1.727**	**1.839**	**1.649**

Scenarios' results

43

accenture

Sources and Uses – QTM3Y

Sources and Uses - QTM3Y Scenario (R$ mm)

50.000
40.000
30.000
20.000
10.000
0
-10.000
-20.000
-30.000
-40.000
-50.000
6.000
4.000
2.000
0
-2.000
-4.000
-6.000
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
Cash balance
Loans
Working capital needs
Interests
Dividends
Net revenues
Financial incomes
Taxes
Amortizations
Equity intakes
Opex
Capex
Capital reduction

[1] Projections ending on July of 2045, which explains the fall on the values on the last year of the concession.

Scenarios' results

44

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Operational results – PIB GOIÁS

Net revenue (R$ mm) vs. EBITDA (%)

50.000
40.000
30.000
20.000
10.000
0
16%
14%
12%
10%
8%
6%
4%
2%
0%
Ø 12,94%
Net revenues
EBITDA
2015
2020
2025
2030
2035
2040
2045

Cash generation (R$ mm)

Cash balance
Capital reduction and dividends payed
5.000
4.000
3.000
2.000
1.000
0
-1.000
-2.000
-3.000
-4.000
2015
2020
2025
2030
2035
2040
2045

Debt balance vs. Capex (R$ mm)

35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
31.990
29.894
10.923
2015
2020
2025
2030
2035
2040
2045
Debt balance
Accumulated CAPEX
Net asset base

[1] Projections ending on July of 2045, which explains the fall on the net revenue on the last year of the concession.

Scenarios' results

45

accenture

Free Cash Flow to Firm – PIB GOIÁS

Fluxo de Caixa – QTM5Y

Values in (R$ mm)	2015/S2	2016	2017	2018	2019	2020	2021	2022	2023	2024
EBIT	**84**	**126**	**244**	**496**	**562**	**629**	**679**	**769**	**995**	**1.087**
(-) IRPJ / CSLL	(10)	(30)	(58)	(118)	(134)	(150)	(162)	(183)	(237)	(259)
NOPLAT	**74**	**96**	**186**	**378**	**428**	**479**	**518**	**586**	**758**	**829**
(+) Depreciation	61	136	163	187	213	232	252	273	288	303
(-) Δ Working capital	(244)	167	175	184	(11)	(12)	(4)	(9)	(31)	(6)
(-) CAPEX	(97)	(586)	(713)	(664)	(697)	(511)	(536)	(561)	(400)	(419)
FCFF	**(206)**	**(187)**	**(189)**	**85**	**(66)**	**188**	**230**	**289**	**615**	**706**

Values in (R$ mm)	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
EBIT	**1.183**	**1.278**	**1.367**	**1.473**	**1.604**	**1.740**	**1.876**	**1.991**	**2.177**	**2.363**
(-) IRPJ / CSLL	(282)	(304)	(325)	(350)	(400)	(581)	(638)	(677)	(740)	(804)
NOPLAT	**901**	**974**	**1.042**	**1.122**	**1.205**	**1.159**	**1.238**	**1.314**	**1.437**	**1.560**
(+) Depreciation	325	353	382	402	423	453	491	532	467	484
(-) Δ Working capital	(7)	(7)	(5)	(5)	(8)	(8)	(8)	(3)	5	(7)
(-) CAPEX	(582)	(760)	(796)	(557)	(584)	(811)	(1.059)	(1.110)	(794)	(832)
FCFF	**637**	**559**	**622**	**962**	**1.036**	**792**	**662**	**733**	**1.115**	**1.205**

Values in (R$ mm)	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
EBIT	**2.541**	**2.721**	**2.894**	**3.067**	**3.303**	**3.544**	**3.791**	**4.053**	**4.310**	**4.664**	**3.730**
(-) IRPJ / CSLL	(864)	(925)	(984)	(1.043)	(1.123)	(1.205)	(1.289)	(1.378)	(1.465)	(1.586)	(1.268)
NOPLAT	**1.677**	**1.796**	**1.910**	**2.025**	**2.180**	**2.339**	**2.502**	**2.675**	**2.845**	**3.078**	**2.462**
(+) Depreciation	525	580	637	677	720	779	853	919	976	1.028	1.070
(-) Δ Working capital	(7)	(7)	(3)	3	(5)	(5)	(4)	(1)	7	(4)	37
(-) CAPEX	(1.157)	(1.511)	(1.583)	(1.135)	(1.189)	(1.655)	(2.162)	(2.265)	(2.054)	(2.209)	(1.873)
FCFF	**1.039**	**858**	**961**	**1.569**	**1.706**	**1.458**	**1.188**	**1.328**	**1.773**	**1.893**	**1.696**

Scenarios' results

46

accenture

Sources and Uses – PIB GOIÁS

Sources and Uses - PIB GOIÁS Scenario (R$ mm)
50.000
40.000
30.000
20.000
10.000
0
-10.000
-20.000
-30.000
-40.000
-50.000
6.000
4.000
2.000
0
-2.000
-4.000
-6.000
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045
Cash balance
Loans
Working capital needs
Interests
Dividends
Net revenues
Financial incomes
Taxes
Amortizations
Equity intakes
Opex
Capex
Capital reduction

[1] Projections ending on July of 2045, which explains the fall on the values on the last year of the concession.

Scenarios' results

47

accenture

Agenda.

Valuation report - CELG D

48

The enterprise value was calculated at R$ 5.427 millions and the equity value at R$ 2.852 millions.

Methodology

- To calculate the equity value of the company on each scenario the operations were: (+) enterprise value calculated through the FCFF discounted at WACC, (+) cash and cash equivalents, (-) net debt, (+) non-operational assets/liabilities.
- The final value of the company was given by the weighted average of the values calculated for each scenario.

Scenarios results (R$ mm)

Scenario	Weight	Company value (FCFF)	(+) Cash and cash equivalents	(-) Net debt[1]	(+) Non-operational Assets / Liabilities	Equity value
QTM5Y	33,34%	5.364	142	(2.443)	(274)	2.789
QTM3Y	33,33%	5.441	142	(2.443)	(274)	2.866
PIB GOIÁS	33,33%	5.476	142	(2.443)	(274)	2.901

Valuation (R$ mm)

5.427
142
(2.443)
(274)
2.852
Enterprise value
Cash and Cash Equivalents
Net debt
Non-Operational Assets / Liabilities
Equity value

[1] Source: Due dilligence elaborated by Ernst & Young.

Valuation
49

accenture

The value calculated for CELG D showed consistency across the multiples analysis.

Trading multiples (R$ mm)

Company	Enterprise Value[1]	Net revenue	EV / Net revenue
Ampla	6.094	4.990	1,22
Celpa	5.048	4.488	1,12
Cemar	4.196	2.770	1,52
Coelba	8.578	6.407	1,34
Coelce	4.124	4.133	1,00
Elektro	6.215	5.655	1,10

EV/Net revenue 1st Quartile: 1,11
Median: 1,17
EV/Net revenue 3rd Quartile: 1,31

CELG D net revenue= R$ 4.361 mm
(jul/2014 to jun/2015)

CELG D's enterprise value if calculated by trading multiples would be R$ 5.102 millions.

FCFF Valuation X Multiple Valuation (R$ mm)

Enterprise value: 5.427
Scenarios Results
5.364
5.476
EV / Net revenue Multiple
4.840
5.712
0
1.000
2.000
3.000
4.000
5.000
6.000

[1] Source: Bloomberg Peer Group (M&A).

Valuation

50

accenture

Agenda.

Valuation report - CELG D

51

Sensitivity analysis.

Equity sensitivity / variable (R$ mm)

(2.256)
2.240
Net revenue
(1.205)
1.192
Opex
(852)
1.036
Wacc
(554)
626
Ke
(333)
358
Interests
(336)
361
Kd
(292)
290
D/E
(138)
142
β
+10%
-10%
(3.000)
(2.000)
(1.000)
-
1.000
2.000
3.000

Ke vs. β[1]

β \ Ke	11,12%	12,51%	13,90%	15,29%	16,68%
0,16	4.418	3.708	3.077	2.516	2.016
0,18	4.269	3.560	2.931	2.373	1.877
0,20	4.124	3.415	2.789	2.234	1.743
0,22	3.982	3.274	2.651	2.100	1.613
0,24	3.843	3.137	2.517	1.970	1.487

Kd vs. Average WACC[1]

Average WACC \ Kd	7,81%	8,78%	9,76%	10,73%	11,71%
7,94%	5.980	5.521	5.090	4.685	4.305
8,93%	4.645	4.220	3.824	3.455	3.109
9,93%	3.540	3.150	2.789	2.453	2.142
10,92%	2.621	2.265	1.937	1.634	1.354
11,91%	1.854	1.530	1.233	960	708

[1] Values represent the sensitivity of the equity value of the company for the QTM5Y scenario.

Sensitivity analysis

52

accenture

Sensitivity analysis.

Opex vs. Average WACC[1]

Average WACC	x Opex 80%	90%	100%	110%	120%
7,94%	8.060	6.572	5.090	3.600	2.074
8,93%	6.479	5.149	3.824	2.489	1.125
9,93%	5.179	3.981	2.789	1.584	355
10,92%	4.103	3.018	1.937	844	(272)
11,91%	3.208	2.218	1.233	234	(786)

New Capex Leverage vs. Average WACC[1]

Average WACC	% New Capex Leverage 50%	60%	70%	80%	90%
7,94%	5.064	5.074	5.090	5.097	5.110
8,93%	3.797	3.811	3.824	3.832	3.840
9,93%	2.761	2.777	2.789	2.796	2.802
10,92%	1.909	1.927	1.937	1.945	1.949
11,91%	1.205	1.223	1.233	1.240	1.243

Net revenue vs. Average WACC[1]

Average WACC	x Net revenue 80%	90%	100%	110%	120%
7,94%	(644)	2.239	5.090	7.922	10.760
8,93%	(1.265)	1.297	3.824	6.335	8.841
9,93%	(1.757)	533	2.789	5.028	7.258
10,92%	(2.149)	(88)	1.937	3.947	5.944
11,91%	(2.460)	(597)	1.233	3.048	4.847

D/D+E vs. Average WACC[1]

Average WACC	D / D + E 35%	45%	55%	65%	75%
7,94%	4.492	4.794	5.090	5.385	5.648
8,93%	3.226	3.525	3.824	4.122	4.384
9,93%	2.210	2.497	2.789	3.079	3.332
10,92%	1.390	1.659	1.937	2.214	2.452
11,91%	724	973	1.233	1.493	1.714

[1] Values represent the sensitivity of the equity value of the company for the QTM5Y scenario.

Sensitivity analysis
53

accenture

Economic and financial valuation report

CELG Distribuição S.A.

November 6th, 2015

High performance. Delivered.

accenture

Strategy | Consulting | Digital | Technology | Operations

QUANTUM

IFC International Finance Corporation
WORLD BANK GROUP

OPERATIONAL DUE DILIGENCE OF CELG DISTRIBUIÇÃO

TECHNICAL CONSULTANCY

September
2015

Index

1. Introduction			21
2. Due Diligence			22
2.1.	Company’s Description		22
	2.1.1.	Introduction	22
	2.1.2.	History	23
	2.1.3.	Share capital and Shareholding interest	24
	2.1.4.	Electric System Distribution	26
	2.1.5.	Market	28
	2.1.6.	Consuming units	31
	2.1.7.	Power purchase	33
	2.1.8.	Net Operational Revenue	35
	2.1.9.	Luz Para Todos Program	36
	2.1.10. Benchmarking with Brazil and Latin America		37
	2.1.11. Brazil Benchmarking		38
2.2.	Operational Costs – Efficiency		43
	2.2.1.	3CRTP Operational Costs	43
	2.2.2.	4CRTP Operational Costs	45
	2.2.3.	X Factor	47
2.3.	Description of the distribution system		49
	2.3.1.	Work Methodology	49
	2.3.2.	General Characteristics of the Distribution Electric System	49
2.4.	Operations		55
	2.4.1.	Electric System Operation	55
	2.4.2.	Electric System Maintenance	70
	2.4.3.	Assessment of the Technical and Physical Conditions of the Assets	91
	2.4.4.	Main critical points	99
	2.4.5.	Required investments in the distribution system within 30 years	105
2.5.	Quality		108
	2.5.1.	Service quality	108
	2.5.2.	ANEEL Index of Consumer’s Satisfaction - IASC	119
	2.5.3.	Satisfaction of the Urban Residential Consumer of Electric Power	123
	2.5.4.	Result Plan	127
2.6.	Losses		132
	2.6.1.	Contextualization	132

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	2.6.2.	Regulatory Limits of Losses in the Distribution Network	133
	2.6.3.	Global Losses	134
	2.6.4.	Technical and Non-Technical on injected power	139
	2.6.5.	PT and PNT on injected power – Realized and Projected	148
	2.6.6.	Benchmarking of Losses on injected power	151
	2.6.7.	Programs of reduction of Losses	153
	2.6.8.	Details of the program of fighting against the non-technical losses	157
	2.6.9.	Results of Fighting against Non-Technical Losses	164
	2.6.10. Reference of Files of Losses		166
2.7.	Replacement costs		168
	2.7.1.	Determination of the New Replacement Value – VNR	168
	2.7.2.	Determination of the New Replacement Value – VNR	168
	2.7.3.	Composition of the Regulatory Remuneration Base – BRR	171
2.8.	Social and environmental matters		174
	2.8.1.	Work Methodology	174
	2.8.2.	Results	175
	2.8.3.	Accidents with Environmental and Social Repercussions	187
	2.8.4.	Social-environmental Risks and Conflicts	192
	2.8.5.	Environmental Liabilities	195
	2.8.6.	Environmental Regularization and Licensing	195
	2.8.7.	Notifications, Fines, and Conduct Adjustment Terms	195
	2.8.8.	Technical Registrations	196
	2.8.9.	Environmental Map Analysis of the Current and Future Electric System	196
	2.8.10. Final Considerations		197
	2.8.11. Estimative of Investments and Expenses		198
2.9.	Personnel		208
	2.9.1.	Personnel Characterization	209
	2.9.2.	Evolutionary and comparative analysis of productivity	216
	2.9.3.	Qualification and Training Courses	224
	2.9.4.	Benchmarking with national and international references	227
	2.9.5.	Structure of Positions	228
	2.9.6.	Collective Bargaining Agreement - ACT	235
	2.9.7.	Restructuring of the Workstations	237
	2.9.8.	Reference of Personnel Files	244

2.10. Annexes -Operations	245
2.11. Annexes –Description of the distribution system	246
2.12. Annexes –Service quality and efficiency	247
2.13. Annexes – Social and environmental questions	248

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QUANTUM | www.quantumdobrasil.com	page. 4 of 248

List of Tables

Table 1: Kilometers of total networks per voltage level (km) - Source: CELG D	27
Table 2: Main electric assets	28
Table 3: Evolution of the Power Consumption (GWh) - Source: CELG D – Administration Reports	28
Table 4: Evolution of Power Consumption of Exclusive Market (Gwh) – Source: CELG D – Administration
Reports	29
Table 5: Consuming Units per Class (#) - Source: CELG D	31
Table 6: % Growth per Class – Source: CELG D	32
Table 7: Consuming Units per Voltage Level (#) – Source: CELG D	33
Table 8: Balance of Purchased Power (MWh) – Source: CELG D – Administration Reports	34
Table 9: Power Balance (GWh) Source: CELG D – Administration Reports	34
Table 10: Tariff Adjustments approved for CELG (2011-2014) - Source IRT and SPARTA (ANEEL)	35
Table 11: Net Operational Revenue (R$ Million) Source CELG D	35
Table 12: Total Turnover (R$ Million) – Source CELG D	36
Table 13: Turnover not received up to Dec/2014 (R$ Million) – Source CELG D	36
Table 14: Resume do Programa Luz para Todos - Fonte CELG D	37
Table 15: Companies used to the construction of indicators – Source: Quantum	38
Table 16: Evolution of the Distributed MWh/Consumer per companies (in MWh-year/Consumer)– Source:
Quantum	41
Table 17: PMSO/Distributed MWh, per companies (in R$/MWh-year) – Source: Quantum	42
Table 18: Update of the operational costs. Source: ANEEL – RT 3C of CELG.	44
Table 19: Interval oaf the operational costs. Source: ANEEL – AP 40/2010.	45
Table 20: Update of the real operational costs of the distributor. Source: ANEEL – RT 3C of CELG.	45
Table 21: Interval of the operational costs. Source: ANEEL – RT 3C of CELG	45
Table 22: Interval of the operational costs 4C. Source: ANEEL – AP23/2014.	46
Table 23: Interval of the operational costs 4C, corrected. Source: ANEEL – AP23/2014.	46
Table 24: Pd and T Components. Source: ANEEL – RT 3C of CELG	48
Table 25: Components of the X Factor 2014. Source: ANEEL – IRT 2014 of CELG.	48
Table 26: Pd Component of RT of 4C. Source: Quantum.	48
Table 27: Substations and Lines Source: CELG D	51
Table 28: MV and LV Network Extension in Km Source: CELG D	51
Table 29: Summary of the General Numbers of Electric Facilities Source: CELG D	52
Table 30: Number of Voltage Reclosers Source: CELG D	52
Table 31: Number of Capacitors Source: CELG D	52

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Table 32: No. of Employees of the System Operation Center - COS Source: CELG D	58
Table 33: Main applications developed and used by COS Source: CELG D	59
Table 34: Indicators of the quality system Source: CELG D	63
Table 35: Structure of Titles and Quantity of collaborators of COD. Source: CELG D	64
Table 36: Quantity of Employees of the Distribution Department Source CELG D	69
Table 37: Diagram of the Technical Board of Directors. Source: CELG D	71
Table 38: No. of Employees per Maintenance Department Source: CELG D	73
Table 39: No. of Own Employees in the Maintenance Coordination. Source: CELG D	73
Table 40: No. of Outsourced Employees in the Maintenance Coordination. Source: CELG D D	73
Table 41: Vehicles in the Maintenance Coordination. Source: CELG D	73
Table 42: No. of Own Employees in the Maintenance Coordination. Source: CELG D	74
Table 43: No. of Outsourced Employees in the Maintenance Coordination. Source: CELG D	74
Table 44: Vehicles in the Maintenance Coordination Source: CELG D	74
Table 45: No. of Own Employees. Source: CELG D	74
Table 46: Quantity of Vehicles Source: CELG D	74
Table 47: No. of Own Employees. Source: CELG D	75
Table 48: No. of Own Employees. Source: CELG D	75
Table 49: No. of Own Employees Source: CELG D	75
Table 50: Quantity of Vehicles. Source: CELG D	75
Table 51: Own Personnel Source: CELG D	75
Table 52: Quantity of Vehicles Source: CELG D	76
Table 53: List of Plates of Vehicles per coordination Source: CELG D	76
Table 54: Summary of Substations and Transformers Source: CELG D	76
Table 55: Equipment effectively in operation Source: CELG D	77
Table 56: Technical Reserve - Storeroom Source: CELG D	78
Table 57: Power of Total Available in the Technical Reserve Source: CELG D	78
Table 58: Annual deficits of preventive maintenances Source: CELG D	80
Table 59: Anomaly Chart Source: CELG D	81
Table 60: Anomalies record of SE Rio Claro - RCL Source: CELG D	82
Table 61: List of Advanced maintenance stations in the Regions Source: CELG D	84
Table 62: List of Advanced Stations per Own and Outsourced Personnel Source: CELG D	85
Table 63: Vehicles per Advanced Stations Source: CELG D	85
Table 64: Maintenance Plan of 2015 Source: CELG D	88
Table 65: Compliance with the Maintenance Plan in 2014 Source: CELG D	89
Table 66: List of Services, with respective values and quantity. Source: CELG D	90

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Table 67: Description of Emergency and Supply Services. Source: CELG D	90
Table 68: Information of Transmission Lines and Loading Percentage Source: CELG D	92
Table 69: Information on Transformers and Loading Percentage Source: CELG D	94
Table 70: Information on Supplies – Loading Percentage Source: CELG D	94
Table 71: Failures of transformers and autotransformers Source: CELG D	95
Table 72: Loading of Supplies Source: CELG D	98
Table 73: Loading of the Supplies Source: CELG D	98
Table 74: Compliance indicators of the voltage level in permanent regime – CELG D	99
Table 75: Compliance indicators of the voltage level in permanent regime – EMT	99
Table 76: Poles per type in MV and LV Source: CELG D	100
Table 77: Distribution Development Program Source: CELG D	106
Table 78: TMAE Evolution in minutes and annual percent growth. Source: CELG D	109
Table 79: NIE Evolution, No. of events and PNIE. Source: CELG D	110
Table 80: Annual DEC and FEC Evolution for CELG D and Country level - Source: ANEEL	111
Table 81: FEC Values and FEC per Set of Consuming Units - 2014 - Source: ANEEL	113
Table 82: Global Continuity Performance Indicator 2014: Market greater than 1 TWh - Source: ANEEL	115
Table 83: DGC Evolution of CELG D - Source: ANEEL	116
Table 84: Evolution of the compensations in cash and quantity – Source: ANEEL	117
Table 85: % Annual growth of the quantity and value paid for the compensations – Source: ANEEL	117
Table 86: Technical and commercial indicators to be considered in the X Factor - Source: ANEEL	118
Table 87: Transition of the weights of the indicators for concessionaires with more than 60 thousand
consuming units - Source: ANEEL	119
Table 88: Questionnaires per interviewed cities - Source: IASC	119
Table 89: Assessment of the assessment items of IASC 2014 - Source: IASC 2014	122
Table 90: Main works of the Expansion Plan for improvement of the Continuity Indicators – Source: Result
Plan of CELG D	130
Table 91: ANEEL Regulatory Limits Source: PNT Report of Celg 2015 and ANEEL 2015	134
Table 92: Monthly Projected and Realized Course of Global Losses - 2015 Source: PNT Report of Celg 2015	137
Table 93: Projection and Reduction Speed of Global Losses CELG D Source: Report of Result Plan 2014	138
Table 94: Monthly Projected and Realized Course of Non-Technical Losses – 2015 Source: PNT Report Celg
2015	145
Table 95: Course of the Technical and Non-Technical Losses on Injected Power (Realized and Projected)
Source: PNT Report Celg 2015 and Quantum Preliminary Projection 2015.	148
Table 96: Monthly Projected and Realized Course of PNT/BT Market - 2015 Source: PNT Report Celg 2015
151

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Table 97: UC without measurement per connection and class on December, 2010, 2011, and 2012 –
Source: CELG D 2012	160
Table 98: UC evolution without measurement per connection and class. Source: Own.	160
Table 99: UC without measurement per sub-type on December, 2010, 2011 and 2012. Source: CELG 2012	161
Table 100: Evolution of UC without measurement per sub-type. Source: Own	162
Table 101: Expenditures with environmental management of the operational activities Source: CELG D
Reports of Administration of the years 2012,2013 and 2014	187
Table 102: Expenditures with health and safety management of the operational activities Source: CELG D
Reports of Administration of the years 2012,2013 and 2014	187
Table 103: Analysis of the main Causes Source: CELG D	190
Table 104: Action Plan Source: CELG D	191
Table 105: Expected Results – TG and TF Indicators from 2014 to 2017 Source: CELG D	192
Table 106: Average TG and TF Indicators 2014-2017 Source: Action Plan - Accident prevention	192
Table 107: Expected Reduction in the No. of Accidents 2014-2017 Source: CELG D	192
Table 108: Estimative of costs for Preliminary Environmental Assessment – Phase I Source: Drawn up by
the technical team of Quantum	203
Table 109: Estimative of costs for Confirmation Environmental Assessment – Phase II Source: Drawn up by
the technical team of Quantum	204
Table 110: Estimative of costs with the environmental monitoring over the operation (2017 to 2045)
Source: Drawn up by the technical team of Quantum	205
Table 111: Price reference used for the implementation of the environmental control in the Substations
Source: ANEEL Prices Base - 06/2012 - Central West Region	207
Table 112: Central Structure of Personnel CELG D Real in 2015. Source: Report of Employees – Salaries,
Remuneration, Benefits and Others CELG D 2015	209
Table 113: No. of Own Personnel 2011 to 2015. Source: Administration Report 2012-2014 and Report of
Employees – Salaries, Remuneration, Benefits and Others CELG D 2015	209
Table 114: Chart of Quantity and Percentage of Collaborators of 2011-2014 Source: Administration Report
2012-2014	210
Table 115: Allocations of Own Personnel in 2015 per Board of Directors. Source: Report of Employees –
Salaries, Remuneration, Benefits, and Others CELG 2015	211
Table 116: Age Bracket of Own Personnel in 2015 per level type (Superior and Medium) and Position
Source: Report of Employees – Salaries, Remuneration, Benefits and Others CELG D 2015	212
Table 117: No. of Employees over 45 years old Source: Administration Reports 2012-2014 and Report of
Employees – Salaries, Remuneration, Benefits and Others CELG D 2015	212
Table 118: Chart of Seniority in 2015. Report of Employees – Salaries, Remuneration, Benefits, and Others
CELG D 2015	213
Table 119: Statemen of Salary per superior and medium levels and per type of position in 2015. Source:
Report of Employees – Salaries, Remuneration, Benefits, and Others CELG D 2015	214

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Table 120: Statement of Salary per Occupational Group and Educational Level per Position in 2015.
Source: Report of Employees – Salaries, Remuneration, Benefits, and Others CELG D 2015	215
Table 121: Comparison of Expenditures with Own and Outsourced Personnel (current values of each year)
Source: Administration Reports 2012-2014, PMSO CELG D 2011 to 2014.	217
Table 122: Chart of Indicators of Expenditures with Personnel per Unit of Consumers (UC) and Power
Consumption (MWh) (current values of each year) Sources: Administration Reports 2012-2014 and PMSO
CELG D 2011 to 2014.	218
Table 123: Benchmarking of Expenditures with Personnel per Unit of Consumers (UC) and Market. Source:
Administration Reports 2012-2014, PMSO CELG D 2011 to 2014 (Quantum preparation)	220
Table 124: Benchmarking of Expenditures with Personnel per Distributed Power (including Free Market).
(current values of each year) Source: Administration Reports 2014, PMSO CELG D 2014 (Quantum
preparation)	221
Table 125: Comparison of Personnel with Consuming Units (UC)and Exclusive Market (MWh) Source:
Administration Report 2012-2014.	222
Table 126: Number of Training Courses and Qualification in 2012-2014 Source: Administration Report
2012 to 2014	224
Table 127: Description of Qualification and Development Programs Source: Administration Reports 2012-
2014	226
Table 128: Educational Level of Own Personnel of CELG D Source: Report of Employees – Salaries,
Remuneration, Benefits, and Others CELG D 2015	227
Table 129: Occupational Groups and Positions Source: PCR CELG D 2015	229
Table 130: Chart of Changes – Medium Level Source: PCR CELG D 2015	230
Table 131: Chart of Changes – Superior Level Source: PCR CELG D 2015	231
Table 132: Specification and Description of the Positions and Functions Source: PCR CELG D 2015	232
Table 133: Gratified Functions Source: PCR CELG D 2015	233
Table 134: Value of the Gratifications Source: PCR CELG D 2015	234
Tabela 135: Temporary Staff Source: PCR CELG D 2015	234
Table 136: Salary Ranges per Position Source: PCR CELG D 2015	235
Table 137: Salary Matrix Source: PCR CELG D 2015	235
Table 138: Personnel Dismissed from CELG D during 2013 to 2015 Source: CELG D 2015	243

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List of Figures

Figure 1: State of Goiás - Source: Plan of Results for Improvement of the distribution services – CELG	22
Figure 2: Shareholding interest in Celg D Source: CELG D	24
Figure 3: Financial Result - Source: CELG D – Administration Reports	25
Figure 4: Indebtedness level - Source: CELG D – Administration Reports	26
Figure 5: Evolution of the km of constructed networks of the company - Source: CELG D	27
Figure 6: Composition of Km of network to 2014- Source: CELG D	28
Figure 7: Evolution of the Power Consumption (GWh) - Source: CELG D – Administration Reports	29
Figure 8: Annual Growth Rates of the Power Consumption – Source: CELG D – Administration Reports	29
Figure 9: Power Consumption of the Exclusive Market and Participation per Class (Gwh) – Source: CELG D
– Administration Reports	30
Figure 10: Growth Rates of the Exclusive Market - Source: CELG D – Administration Reports	31
Figure 11: Consuming Units per Class (#) - Source: CELG D	32
Figure 12: Consuming Units per Voltage Level (#) – Source: CELG D	33
Figure 13: Power Balance (GWh) Source: CELG D – Administration Reports	34
Figure 14: Investments x Services Relationship - Source: CELG D – Administration Reports	37
Figure 15: Quantity of companies per countries - Source: Quantum	38
Figure 16: Consumption mix 2014 - Source: Quantum	39
Figure 17: Distributed MWh/Consumer 2014 (in MWh-year/Consumer) – Source: Quantum	40
Figure 18: Evolution of Distributed MWh/Consumer (in MWh-year/Consumer)– Source: Quantum	40
Figure 19: PMSO/Distributed MWh 2014 (in R$/MWh-year) – Source: Quantum	41
Figure 20: Evolution of PMSO/Distributed MWh (in R$/MWh-year)– Source: Quantum	42
Figure 21: Update of the operational costs. Source: ANEEL.	43
Figure 22: Update of operational costs. Source: ANEEL.	45
Figure 23: Map of the High Voltage system Source: CELG D	51
Figure 24: Telecommunications system of Celg D Source: CELG D	53
Figure 25 : Detailing Telecommunications system of Celg D Source: CELG D	54
Figure 26: Diagram of the Distribution Board of Directors Source: CELG D	56
Figure 27: Organization charge of the System Operation Center - COS Source: CELG D	58
Figure 28: Energy Management System Source: CELG D	59
Figure 29: Map of the processes that compose the quality system. Source: CELG D	62
Figure 30: Diagram of the Distribution Operation Center – COD Source: CELG D	64
Figure 31: Flow of the activities Source: CELG D	66
Figure 32: Operation of the distribution system using OPER software Source: CELG D	66

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Figure 33: SDT Schematic Diagram Source: CELG D	67
Figure 34: Geographic distribution of such departments Source: CELG D	69
Figure 35: Transformers and autoransformers per time of Use Source: CELG D	79
Figure 36: MOB available for the Maintenance activity Source: CELG D	79
Figure 37: SMS: Substation Maintenance and SPM: Protection Maintenance and Maneuver Source: CELG D	80
Figure 38: Comparison of Current x Required Scenario of Quantity Man-hour Source: CELG D	80
Figure 39: Autal Scenario of MDO of the maintenance of High Tension SEs (DT-SMS, DT-SPM) Source: CELG D	81
Figure 40: Structuring of 7 regional maintenance centers Source: CELG D	83
Figure 41: Goiás Map per region Source: CELG D	84
Figure 42: Management Structure Source: CELG D	87
Figure 43: Process of Service Planning and Execution DD DPMT - Source: CELG D	88
Figure 44: Goiás Map per region and departments Source: CELG D	89
Figure 45: Failure rate of transformers and autotransformers per year and per nominal voltage (1979 up to
March, 2015) Source: CELG D	95
Figure 46: Transformers and autotransformers per use time Source: CELG D	95
Figure 47: Geoelectric Regions of Celg D	101
Figure 48: Accidental DEC per component of the system (Accumulated 2014) Source: CELG D	103
Figure 49: Accidental DEC per component of the system (Accumulated 2015) Source: CELG D	103
Figure 50: Accidental FEC per component of the system (Accumulated 2014) Source: CELG D	104
Figure 51: Accidental FEC per component of the system (Accumulated 2015) Source: CELG D	104
Figura 52: Additional investments Source: CELG D	107
Figura 53: Investments in Buildings and Fleet - Source: CELG D	107
Figure 54: TMAE (minutes) - Source: CELG D	109
Figure 55: PNIE Evolution in %. Source: CELG D	110
Figure 56: DEC Evolution and Limit DEC of CELG D. Source: ANEEL	112
Figure 57: FEC Evolution and Limit FEC of CELG D. Source: ANEEL.	112
Figure 58: Performance of the sets in relation to the DEC and FEC limit in 2014 – Source: ANEEL	114
Figure 59: Global Continuity Performance Indicator (big-sized companies) - Source: ANEEL	116
Figure 60: Evolution of the compensations in cash and quantity – Source: ANEEL	117
Figure 61: Model - Source: IASC	120
Figure 62: IASC Brazil Concessionaires and International Benchmarks	121
Figure 63: IASC - CELG D - Source:	121
Figure 64: Result of the Model Source: IASC 2014	122

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Figure 65: Results of the Main Indexes of ABRADEE, CELG D and Benchmark - Source: 17th ABRADEE
research	124
Figure 66: Results of ABRADEE Research of 2015- Source: 17th ABRADEE research.	125
Figure 67: Results of IASC (continuation) - Source: ABRADEE.	126
Figure 68: DEC Projection - Source: CELG D Result Plan	129
Figure 69: FEC Projection - Source: CELG D Result Plan	129
Figure 70: Example of the Calculation of the Electric Power Losses Source: ANEEL 2015	133
Figure 71: Evolution of Global Losses in the Distribution (2009 - 2014) Source: PNT Report Celg 2015 and
ANEEL 2015	134
Figure 72: Index of Global Losses on injected power (%) per distributor - 2014 Source: ANEEL 2015	136
Figure 73: Index of Global Prices (%) on injected power Source: PNT Report of Celg 2015	137
Figure 74: Projection of Global Losses of CELG D (2015 - 2019) Source: Report of the Result Plan 2014	138
Figure 75: Course of the Global Losses on Injected Power (Realized and Projected) Source: PNT Report of
Celg 2015, ANEEL 2015, and Report of Result Plan 2014	139
Figure 76: Balance of Technical and Non-Technical Losses on injected power (%) Source: PNT Report of
Celg 2015 and ANEEL 2015	140
Figure 77: Balance of Technical and Non-Technical Losses on injected energy (absolute values) Source: PNT
Report of Celg 2015 Evolution of Technical Losses	141
Figure 78: Evolution of the Technical Losses on injected power (%) Source: ANEEL2015	142
Figure 79: Index of Technical Losses on injected power (%) per distributor - 2014 Source: ANEEL 2015	143
Figure 80: Evolution of the Non-Technical Losses on injected energy (%) Source: PNT Report of Celg 2015
and ANEEL2015	144
Figure 81: Index of Non-Technical Losses (%) on Injected Power Source: PTN Report of Celg 2015	145
Figure 82: Index of Non-Technical Losses on injected power (%) per distributor on May, 2015 Source: PNT
Report Celg 2015	146
Figure 83: Details of the Non-Technical Losses on Injected Power on May, 2015. Source: PNT Report Celg
2015	147
Figure 84: Evolution of the Technical and Non-Technical Losses on Injected Power (Realized and Projected)
Source: PNT Report Celg 2015 and Quantum Preliminary Projection 2015.	149
Figure 85: Evolution of the Non-Technical Losses on BT Market Source: PNT Report Celg 2015 and
Evolution of Technical Losses CELG D 2015	150
Figure 86: Index of Non-Technical Losses (%) on the Low Voltage Market Source: PNT Report Celg 2015150
Figure 87: Benchmarking of Global Losses/injected power with more than 1 million of conumers - 2014
Source: ANEEL 2015	152
Figure 88: Benchmarking of Technical Losses/injected power with more than 1 million of consumers - 2014
Source: ANEEL 2015	152
Figure 89: Benchmarking of Non-Technical Losses/injected power with more than 1 million of consumers –
May, 2015 Source: PNT Report Celg 2015	153

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Figure 90: Area of great social-economical complexity (surrounding Goiania) Source: Google Maps 2015.	154
Figure 91: Area of great social-economical complexity (surrounding Brasília) Source: Google Maps 2015.	155
Figure 92: No. of Inspections in UC of Groups A and B Source: Administration Reports Celg (2012, 2013 and
2014)	158
Figure 93: No. of Negotiations of Irregular Process Source: Administration Reports Celg (2012, 2013 and
2014)	159
Figure 94: Index of Assertiveness Source: Administration Reports CELG D (2012, 2013 and 2014)	159
Figure 95: Increment of Revenue (R$) - IP Project Aggregated, Recovered, and Invoiced Power Source:
Report Celg 2015	165
Figure 96: General layout of the Yards and Warehouses of the Logistic and Supplies Superintendence of
the Central Unit of Goiânia	182
Figure 97: Quantity of Accidents 2010-2014 stratified per Segment – Source: Action Plan – Accident
prevention CELG D	188
Figure 98: Seriousness of Accidents 2010-2014 stratified per seriousness level Source: Action Plan –
Accident prevention CELG D	188
Figure 99: Seriousness of Accidents in 2014 stratified per seriousness level and per segment. Source: C
Action Plan – Accident prevention CELG D	188
Figure 100: Frequency Rate of Accidents 2010 to 2014 stratified per segment Source: Action Plan –
Accident prevention CELG D	189
Figure 101: Seriousness Rate of Accidents 2010 to 2014 per segment Source: Action Plan – Accident
prevention CELG D	189
Figure 102: CELG D Organization Chart Source: Report of Employees – Salaries, Remuneration, Benefits
and Others CELG D 2015	208
Figure 103: Evolution of Own Personnel 2011-2015 Source: Report of Employees – Salaries, Remuneration,
Benefits, and Others CELG D 2015	210
Figure 104: Evolution of No. of Collaborators in CELG D Source: Administration Report 2012-2014	211
Figure 105: Evolution of Employees over 45 years old Source: Administration Reports 2012-2014 and
Report of Employees – Salaries, Remuneration, Benefits, and Others CELG D 2015	212
Figure 106: Average Monthly Salary of Superior Level per type of Position, in 2015. Source: Report of
Employees – Salaries, Remuneration, Benefits, and Others – CELG D 2015.	214
Figure 107: Average Monthly Salary of Medium Level per type of Position, in 2015. Source: Report of
Employees – Salaries, Remuneration, Benefits, and Others CELG D 2015.	215
Figure 108: Average Monthly Salary per Occupational Group and Educational Level per Position, in 2015.
Source: Report of Employees – Salaries, Remuneration, Benefits, and Others CELG D 2015.	216
Figure 109: Evolution of Expenditures with Own and Outsourced Personnel from 2011 to 2014 (current
values of each year) Source: PMSO CELG D 2011 to 2014	217
Figure 110: List of total Expenditure per total quantity of Personnel (current values of each year) Source:
Administration Report 2012-2014, PMSO CELG D 2011 to 2014	218

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Figure 111: Evolution of the Indicator of Expenditures with Personnel per Unit of Consumers (UC) (current
values of each year) Source: Administration Reports 2011-2014 and PMSO CELG D 2011 to 2014.	219
Figure 112: Evolution of the Indicator of Expenditures with Personnel per Power Consumption (MWh)
(current values of each year) Sources: Administration Reports 2012-2014 and PMSO CELG D 2011 to 2014.	219
Figure 113: Benchmarking of Expenditures with Personnel per Unit of Consumers (UC) and Market
(current values of each year) Source: Administration Reports 2012-2014, PMSO CELG D 2011 to 2014
(Quantum preparation)	220
Figure 114: Benchmarking of Expenditures with Personnel per Distributed Power (including Free Market
(current values of each year) Source: Administration Reports 2014, PMSO CELG D 2014 (Quantum
preparation)	221
Figure 115: Evolution of Consuming Units (UC) per own employee Source: Administration Report 2012-
2014	222
Figure 116: Evolution of Consuming Units (UC) per own employees + Outsourced Source: Administration
Report 2012-2014.	223
Figure 117: Market Evolution (MWh) per Own Personnel Source: Administration Reports 2012-2014,
Report of Employees – Salaries, Remuneration, Benefits, and Others CELG D 2015, and CELG – Preliminary
Projections (Quantum)	223
Figure 118: Market Evolution (MWh) per Own + Outsourced Personnel Source: Administration Reports
2012-2014,	224
Figure 119: Evolution of the Number of Training Course and Qualification in 2012-2014 Source:
Administration Report 2012 to 2014	225
Figure 120: Number of contemplated participants Source: Administration Report CELG D	225
Figure 121: Benchmarking [UC/Own + Outsourced Employees] of the distributors in Brazil in 2012 Source:
Own Preparation Quantum Data Benchmarking	227
Figure 122: Benchmarking [UC/Own + Outsourced Personnel] Latin America distributors in 2012 Source:
Own.	228
Figure 123: Forecast of growth of Staff in Engineering Companies to 2015 (Per Region) Source: O Setor
Elétrico magazine – Research – Engineering and installation companies July, 2015.	239
Figure 124: Growth forecast of Staff in Engineering Companies for 2015 (Per Region) Source: O Setor
Elétrico magazine – Research – Engineering and installation companies July, 2015.	240
Figure 125: Average Annual Growth of Sales of the Engineering and Consultancy Companies in 2014 (Per
Region) Source: O Setor Elétrico magazine – Research – Engineering and installation companies July, 2015.	241
Figure 126: Forecast of Growth of sales of the Engineering Companies for 2015 (Per Region) Source: O
Setor Elétrico magazine – Research – Engineering and installation companies July, 2015	241
Figure 127: Forecast of Growth of the Total Annual Size of the Engineering Market for 2015 (Per Region)
Source: O Setor Elétrico magazine – Research – Engineering and installation companies July, 2015.	241
Figure 128: Average Annual Growth of the Installation Companies in 2014 (Per Region) Source: O Setor
Elétrico magazine – Research – Engineering and installation companies July, 2015	242
Figure 129: Forecast of Growth of the Installation Companies for 2015 (Per Region) Source: O Setor
Elétrico magazine – Research – Engineering and installation companies July, 2015.	242

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Figure 130: Forecast of Growth of the Total Annual Size of the Installation Market for 2015 (Per Region)
Source: O Setor Elétrico magazine – Research – Engineering and installation companies July, 2015.	243
Figure 131: Evolution of Personnel Dismissed from CELG D Source: CELG D 2015	244

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Glossary

ABNT: Brazilian Association of Technical Standards
Abradee: Brazilian Association of Electric Energy distributors
ACSI: American Consumer Satisfaction Index the
ACT: Collective Bargaining Agreement
AIS: Fixed asset in service
AMMA: Municipal Environmental Agency of Goiânia
ANC: Non-Contaminated Area
ANEEL: National Electric Energy Agency
APC: Potentially Contaminated Area
ASC: Area with Suspicion of Contamination
AT: High Voltage
AVCB: Self Survey of the Fire Department
BAR: Regulatory Annuity Base
BRR : Regulatory Remuneration Base
BT: Low Voltage
CA: Additional Costs
CA/CC : Alternating Current/Continuous Current
CAT: Occupational Accident Communication
CCEE: Electric Power Commercialization Chamber
CDE: Energy Development Account
CEB : Energy Company of Brasilia
Celg D ou CELG D : Celg Distribution SA
CELG GT: CELG Generation and Transmission
CELG GT : Celg Generation and Transmission SA
Celtins : Electric Company of the state of Tocantins, current Energisa Tocantins.
CEPEL : Research Center of Electric Energy
CIPA: Commission Internal Accident Prevention
COD : Center of operation of Distribution
COM : Minor Components
COS : Center of System Operation
CRTP: Periodic Tariff Review Cycle
CSC : Contracted Service Center
CTF/IBAMA: Technical Federal IBAMA Register

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CUB: Unit Cost Basic building
CUT: Single Central of Workers
CVA: Accounting Statements
DA: Administrative Board CELG D
DA-DPSV: Engineering Department of Health, Safety and Quality of Life
DD: Distribution Board CELG D
DEC: Duration of Interruption per Consuming Unit
DGC: Global Continuity Performance
DIC: Duration of individual interruption by Consuming Unit
DICRI: Duration of individual interruption occurred in critical day by consuming unit
DMIC: Duration Maximum of continuous interruption by Consuming Unit
DRC : Duration of the transgression for Critical Voltage
DRCE : Duration relative of the transgression for Critical Voltage equivalent
DRP : Duration relating the transgression to precarious Voltage
DRPE : Duration of precarious Voltage transgression to precarious equivalent
DT: Technical Board of CELG D
DT-AMB: Technical Board spokesperson for the environment of CELG D
EIA: Environmental Impact Study
EMS : Energy Management System
EP : Main equipment
EPI: Protective Equipment
FEC: Frequency of Interruption per Consuming Unit
FGV: Getulio Vargas Foundation
FIC: Frequency individual interrupt by Consuming Unit
GIS : Geographic Information System
GWh: Gigawatt-hora
IAD: Depreciated Use Index
IAI: Full Use Index
IASC: ANEEL Index of consumer’s satisfaction
IBAMA: Brazilian Institute of the Environment and Renewable Natural Resources
ICMS: Tax on Operations concerning the movement of goods and on services of Interstate Transportation,
Intermunicipal Communication
IFC : International Finance Corporation - International Financial Corporation
IGP-M: General Price Index - Market
IP: Lighting Public

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IP : Internet Protocol
IPCA: Index Broad National Consumer Price
ISO 14001: Environmental Management
JOA: Interest on ongoing works
Km : kilometer(s)
kV : Kilo Volts
LD: Line of Distribution
LDAT : Distribution Line at High Voltage (69 or 138 kV)
LDMT: Distribution of medium voltage
LT: transmission line
MCPSE: Control Manual Electrical Sector Asset
MCSE: Accounting Manual of the electric sector
MI: Ministry of National Integration
MIC: Ministry of Industry and Trade
MME: Ministry of Energy and Mines
MT: Media voltage
MTE: Ministry of Labor and Employment
MVA : Mega Volts Ampère
MW : Mega Watt
MWh: megawatt-hour
NBR: ABNT guideline
NCSI-UK : National Consumer Satistaction Index-UK
NR: Regulatory standard of the Ministry of Labor and Employment
OE : Emergency Occurrences
OECF: Overseas Economic Cooperation Fund
OHSAS 18001: Health and Occupational Security
ONS : System National Operator
OPEX: Costs Operacionias
OPGW : Optical Ground Wire
OPLAT : Carrier wave on the high voltage line
P&D : Research and development
PCB: Polychlorinated biphenyl
PCMSO: Program of Medical Control and Occupational Health
PCS: Plan of positions and salaries
PDD: Program for developing the distribution

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PDV: Plan of voluntary resignation
PLpT: Light for All Program
PLS: Partial Least Squares
PMSO: Personnel, Maintenance, Services, and Others
PNIE: Percentage of the number of emergency events with interruption of power
PNT : Losses not Technical
POE : Jobs Stations Operation
PPRA: Program for Prevention of Environmental Risks
PR-DPCK: Department of Social Communication and Marketing of CELG D
PRODIST: Procedures of Electric Power Distribution in the National Electric System
PRONI: National Program of Irrigation and Funding
PRORET: Procedures of Tariff Review
RGR: Global Reversion Reserve
RIMA: Environmental Impact Report
RTP: Periodic Tariff
SAGE : System open a power management
SAMP: System for monitoring of market information for Adjustment
SANEAGO: Sanitation of Goiás (water and sewer concessionaire in the state of Goiás)
SCADA : Supervisory Control and Data Acquisition
SE: Electric power substation
SEAT: High voltage distribution substations
SECIMA: Environment, Water Resources, Infrastructure, Cities, and Metropolitan Affairs Office
SEMARH: Secretary of the Environment and Water Resources
SEP: Power System
SESMT: service specialised in security engineering and in Labor Medicine
SGA: Environmental Management System
SGSASST: System of Environmental Management, Health and Labor Safety
SINDUSCON: Syndicate of the Construction Industry
SINERGIA: Syndicate of Energy of the State of São Paulo
SPLS: Superintendence of Logistics and Supplies
TAC: Conduct Adjustment Terms
TF: Frequency Fee - Number of rough terrain per million of worked hours of exposure to the risk, in particular period
TG: Rate of Gravity - number that expresses the quantity of days computed in accidents with departures per 1 million man-hours of exposure to risk

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TMAE: Average Time of Service to Emergencies
TMD: Average Displacement Time
TME: Average Execution Time
TMP: Average Preparation Time
UAR: Addition and/or Removal Units
UC: Consuming Unit
UHE : Hydroelectric Plant
UTR : Remote Terminal Unit
VMU: Market Value in use
VNR : New Replacement Value
WACC: Weighted Average Cost of Capital
WBG: World Bank Group

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1. Introduction

The present report presents a technical diagnosis of Celg Distribuição S.A. – CELG D, an electric power distributor of the State of Goiás.

In general, the report will comprehend the following topics:

  General data of the concession,

  Characterization of the electric power market in the concession area;

  Efficient Operational Costs;

  Description of the distribution system, containing the main characteristics of the distribution systems (urban and rural): lines, substations, protection systems, etc.;

  Description of the situation of the operational and technical and commercial infrastructure of CELG D, approaching the loading of the substations, supplies, and distribution transformers;

  Assessment of the physical and technical conditions of the assets of CELG D;

  Estimate of replacement costs;

  Analysis of the Service Quality Indicators;

  Analysis of Technical and Non-Technical Losses;

  Social and environmental questions;

  People management.

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2.	Due Diligence
2.1.	Company’s Description

The present chapter will have as purpose to describe Celg Distribuição S.A. (CELG D). For such purpose, information provided by the company was used, as well as other sources were referred to, as the web page of CELG D, of Brazilian National Agency of Electric Power (ANEEL), of Brazilian Institute of Geography and Statistics (IBGE), among others.

Thus, the company’s history and characteristics will be detailed, concession area, infrastructure, dimensioning of the provided market, energetic balances, revenues, and other topics of interest for a correct characterization of the concessionaire.

Finally, several physical and economic indicators will be exposed, with the purpose of comparing the situation of CELG D, in relation to other electric power distribution companies in Brazil, as well as international companies.

2.1.1. Introduction

Celg Distribuição S.A. (CELG D) is a quasi-public joint stock company, which acts in the sector of electric power distribution in the State of Goiás, authorized by Aneel through the Concession Contract no. 63/2000, in the scope of process no. 48100.001183/96-02.

Figure 1: State of Goiás - Source: Plan of Results for Improvement of the distribution services – CELG

The company’s headquarter is located in Goiânia, at Rua 2, Quadra A-37, Jardim Goiás, with built area of approximately 50,610 m², in a site that is 142,503 m2.

The vision, mission, and values established by the company are the following:

Vision:

Be among the leading companies of the sector of electric power distribution, grounded on excellence and competitiveness.

Mission:

Provide electric power, in a sustainable manner, focused on the return to the shareholder and on the quality of the services.

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Values:

  Sustainability and commitment;

  Creation of value to all stakeholders;

  Ethics, transparency, and trust in the relationships;

  Work with health and safety with the people it interacts.

Certainly, the company is responsible for the commercialization of electric power in 237 cities of Goiás, which correspond to more than 98.7% of the State territory. Currently, it serves more than 2,700,000 consuming units and represents 2.4% of the consumption of electric power in Brazil.

2.1.2. History

The origin of Celg Distribution was the Centrais Elétricas de Goiás S.A., created on February 16, 1956, upon Public Constitution Deed, which had as base the State Law No. 1.087, as of August, 1955, which authorized the creation of the company. From March 13, 1956, through the Federal Decree No. 38.868, Centrais Elétricas de Goiás S.A. was authorized to work as concessionaire of electricity public services, acting as generator, transmitter, and distributor of electric power. So, it incorporated the small centers and the distribution networks belonging to the municipal companies. In 1955, right after its creation was authorized, it started the construction of Rochedo Hydroelectric Power Plant, to serve Goiânia and locations of the South of the State. With power of 4 MW, Rochedo Hydroelectric Power Plant started up in 1956.

Additionally, Celg was responsible to construct the generator that would supply the Federal Capital at implementation start. Thus, still in 1956 the project of Cachoeira Dourada Hydroelectric Power Plant was started, which motorization occurred in 1959, with 32 MW of installed power.

The development of the State from the change of the Federal Capital required from Celg the investment in the increase of the power production and the implementation of an electric system that would meet the increasing demand. Thus, between 1965 and 1970 the second stage of Cachoeira Dourada started up, with 156 MW. The plants of Lageado, in middle North, and Lages, in extreme North, were built, as well as systems of lines and substations at 138 kV, 69 kV, and 34.5 kV, associated thereto.

In the 1970’s, the third stage of Cachoeira Dourada was built, aggregating 255 MW to the system, and a set of big sized works at 138 and 230 kV, especially in South and middle North. The extreme North, then counting with a reinforcement of a thermal generator of 5 MW in Araguaína, was interconnected to Tucuruí system through a line at 138 kV, from Imperatriz substation. On the other side, the reinforcement to the middle North in such occasion came with the construction of Isamu Ikeda Hydroelectric Power Station, with 16 MW, and the Northeast of the State received São Domingos Hydroelectric Power Plant, with 12 MW. For both systems, the power flowed through 69-kV lines.

In 1989, with the division of the State of Goiás on North of parallel 13, the company’s facilities, which included lines and substations of 138 KV, 69 KV, and 34.5 KV, urban and rural networks, in addition to the hydroelectrical centers already mentioned, totalizing 24.92 MW, were transferred to the new state of Tocantins.

In the 1990’s, it was completed the use of Cachoeira Dourada with the construction of the fourth stage, adding 200 MW to the system, and invested US$ 250 million in lines, substations, and rural one-phase and three-phase electrification, with own resources of the National Program of Irrigation and Funding (PRONI), of Overseas Economic Cooperation Fund (OECF), body of Japanese government.

In 1996, State of Goiás proceeded with the spin-off of the Company, creating Centrais Elétricas de Cachoeira Dourada, which was sold to the private initiative. Cachoeira Dourada at that time generated

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60% of the power required by Celg’s market, which started to acquire power from Furnas, Itaipu, and

Centrais Elétricas Cachoeira Dourada S.A. And according to the rules of laws that instituted the new model of the electric sector (9.074/95, 9.648/98), became Transmitter, Distributor, and Dealer of electric power, as formalized in the Concession Contracts numbers 062/2000, 063/2000, and 063/2001 entered into with Aneel.

In 2004, the federal law no. 10.848, determined the segregation of the different actuations of the electric power concessionaires in the Country. Thus, the companies had to be downsized to represent different activities.

As of July 23, 2006, Aneel approved the segregation of the activities of Companhia Energética de Goiás (Celg), in a distribution company called Celg Distribuição S.A. and in a subsidiary of generation and transmission, called Celg Geração e Transmissão S.A.

2.1.3. Share capital and Shareholding interest

According to the Articles of Association of CELG D, dated as of January 23, 2015, the realized share capital us R$ 3,475,362.52, represented by 150,711,576 common shares, without par value and absence of issuance of certificates. The said share capital may be increased by resolution of the Extraordinary General Meeting.

Note that on January 27, 2015, Celg D was federalized upon transferring its shareholding control officially to Eletrobras (Centrais Elétricas Brasileiras S.A.), full partner, with 50.93% of the shares. The other 49% of the shares remains to be of CelgPar (Companhia Celg de Participações) and 0.07% is under the control of other shareholders.

Figure 2: Shareholding interest in Celg D Source: CELG D

Eletrobras:
50,93%

The company’s administration structure is formed by a Board of Directors, composed by six members elected on an annual basis by the General Meeting; and an Executive Board, composed by seven officers, elected by the Board of Directors. Also, it is inspected by an Audit Committee, with three effective members, and respective alternates, all elected by the General Meeting.

2.1.3.1. Financial situation of the last period

The financial difficulties experienced by CELG D by reason of its indebtedness and sectorial default that led ANEEL not to approve rate adjustments in the period from 2007 to 2012, and the increasing efforts for reduction of the expenses with reduction of teams and equipment ended up directly reflecting in the

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maintenance and expansion activities of the electrical system and, as consequence, impacting on the quality of the services provided to its consumers, especially regarding the continuity of the supply.

Add to such difficulties the high growth of market of CELG D, normally over the national average, which corroborated to degrade even more the quality of the services, due to the overload its electric assets were submitted to, due to the low level of investment in the expansion, relocation, and modernization of its distribution networks and substations.

2013 and 2014 presented a challenging scenario to the company, due to the high amount of expenditures with the purchase of power, with the increase of the dispatch of the thermoelectric power plants and the permanence of the very high value of PLD (Settlement Price of the Differences), which serves as reference to the pricing of the short-run power, so configuring a situation of economical-financial unbalance, not only to CELG D, but to all other power distribution companies of the country, which required mediation of the Federal Government in creating financial mechanisms to avoid general default of the distribution sector.

As a consequence, the financial result of CELG D had significant changes in the last few years. In 2012, it presented a negative result of R$ 878 million, before R$ 421 million registered in 2011. In 2013, it registered negative values of R$ 250.5 million, so, in percent terms, there was a significant improvement of 71.5% regarding the previous year, as a result of the great effort of the management to re-align the company’s financial matters.

To the last year with available data, in 2014, the result was reduced by more than 124.1% in relation to 2013. Such worsening is a consequence, especially of the increase by 31.2% of the debt charges, followed by a drop of 82.1% of the revenue of monetary variation.

Figure 3: Financial Result - Source: CELG D – Administration Reports

However, in relation to the indebtedness, the company presents negative rates, that is, year to year, CELG D has reduced its debt level, which excludes the passive provisions, contingencies, and taxes. Thus, to 2012 was R$ 4,646 million, presenting a reduction of 16.4% in comparison to R$ 5,559 million registered in 2011.

Likewise, to 2013,the indebtedness was R$ 4,540 million, presenting a reduction of 2.3%, in comparison to 2012. Finally, in 2014, there was an expressive reduction of the indebtedness of CELG D, reaching R$ 2,300 million.

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Figure 4: Indebtedness level - Source: CELG D – Administration Reports

2.1.4. Electric System Distribution

At this point, the study seeks to describe in general the electrical system of distributing high, medium and low voltage company, however will be I detail in chapters 2.3 Description of the distribution system and 2.4 Operations of this report

To be able to serve all its concession area, CELG D stated in a document entitled “Result Plan”, that its electric distribution system of high, medium, and low voltage of the company is composed, in the first months of 2015, by the following assets:

  110 high-voltage distribution substations, being 46 substations of 138 kV and 64 substations of 69 kV and 16 substations another level of tension and / or outsourced

  212 medium-voltage substations of 34.5 kV;

  2,117 km of high-voltage distribution lines of 138 kV;

  3,599 Km of high-voltage distribution lines of 69 kV;

  52,668 km medium-voltage distribution line of 13.8 kV being 1,113 km of urban networks and 51,554 km of rural networks;

  123,451 km of medium-voltage distribution line of 13.8 kV being 32,280 km of urban networks and 91,171 km of rural networks;

  30,681 km of low-voltage distribution line, being 24,564 of urban networks, and 6,116 km of rural networks;

  103,058 fuse cutouts;

  9,838 switches;

  96 reclosers in the distribution network of medium voltage;

  1,047 three-stage recloser switches;

  221,086 distribution transformers;

  2,194,854 poles.

With the purpose of quantifying the development of the structure of the assets of CELG D, following it is presented the data of the last five years (2010 to 2014) related to the extension of the networks per voltage level.

First, note that since 2010, approximately 11 thousand quilometers of network in total were built, an accumulated growth of 5.6% within 4 years.

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Second, it is noted that CELG D has an extensive infrastructure in Medium Voltage, with more than 175 thousand km of network in 2014, being that from such quantity, the networks of 13.8 kV represent a great proportion (123,090km) and the remaining corresponds to the networks of 34.5 kV.

On the other side, it may be observed that the level of Low Voltage was the one that, proportionally, had the greater growth during the period (10.5%), as presented in the following table:

In a percent manner, in 2014, the participation in the networks of the different voltage levels is represented in the following graph, which demonstrates that the MT networks correspond to a great quantity of the assets of network of CELG D:

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14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
GWh
10.723,4
11.496,2
12.143,9
12.779,3
2011
2012
2013
2014
Provision
Supply
Free Consumers

However, the next graph details the annual growth rates registered in 2012, 2013, and 2014.

16,0%
14,0%
12,0%
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
13,8%
13,2%
14,6%
7,2%
8,0%
6,4%
7,1%
5,4%
5,1%
2.012
2.013
2.014
Supply
Provision
Free Consumers

2.1.5.1. *Exclusive Market*

In order to characterize the exclusive market of CELG D, composed by Residential, Industrial, Commercial, Rural Clients, and Other Classes (Public Authority, Public Lighting, Public Service, and Own Consumption) the following data will be presented:

Classes	2011	2012	2013	2014	Var 11-14
Residential	3.467,2	3.770,9	4.021,3	4.293,1	23,8%
Industrial	2.101,9	2.237,4	2.351,6	2.405,6	14,4%
Commercial	1.960,1	2.106,4	2.221,0	2.335,6	19,2%
Rural	1.127,4	1.199,9	1.234,6	1.293,2	14,7%
Other Classes	1.217,3	1.265,1	1.320,3	1.384,3	13,7%
Total Provision Market	**9.874,0**	**10.579,8**	**11.148,8**	**11.711,9**	**18,6%**

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The Total Exclusive Market, which in 2011 totalized 9,874 GWh, presented an increase of 18.6% reaching 11,711.9 GWh in 2014. In 2004, last full year with available data, the Residential class totalized 4,293.1 GWh being the segment of greater volume in CELG D.

Analyzing the period between 2011 and 2014, the Residential class presented a variation of growth in the order of 24%. The Rural and Industrial segments present an average of growth of 14%. However, the Commercial segment presented a growth in the period of 19% and the other classes were those that showed a lower average rate (13.7%).

The percent participation per class in the consumption, as the total of consumed power is presented in the graph below. Note that CELG D especially serves the Residential market (37% of the sales of the exclusive market), next it is followed by the Industrial and Commercial segments (21% and 20%, respectively). Such three categories mean 78% of the total of the consumption of the exclusive market of CELG D.

Figure 9: Power Consumption of the Exclusive Market and Participation per Class (Gwh) – Source: CELG D – Administration Reports

Following, in the next graph, it is presented the annual growth rates registered to each consumption class in 2012, 2013, and 2014. Note that the Industrial class presents a significant drop in 2014, however, compensated with the growth of the other classes, resulting in only a reduction of 0.3% in the annual growth rate in relation to the rate of the previous year (2013). The Residential segment is the one that has the greatest growth rates within the exclusive market.

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On the other side, it was performed an analysis considering the consuming units per voltage level, being that the BT segment presents the greatest quantity of consuming units. In 2014, more than 2,707,000 units were registered, which represents 99.7% of the total consuming units. In MT, 8,204 consuming units were registered, and only 23 in AT.

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2.1.7. Power purchase

The power purchases made by CELG D involve the total required to serve the exclusive consumers, the supply to other concessionaires, the losses (technical and non-technical) that occur in the system of the distributor and to the apportionment of the technical losses in the basic network.

In 2014, the purchase requirement was 14,004 GWh, representing an addition of 6.2% in relation to 2013, and of 18.7%, if compared to 2011.

The purchase requirement is detailed according to the following table:

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Description	2011	2012	2013	2014
Purchase	**11.801.836**	**12.505.527**	**13.193.031**	**14.004.629**
Energy by Contracts Registered in CCEE	11.745.912	12.054.362	12.239.837	12.730.606
Purchased Energy on STM (CCEE)	55.924	451.164	953.194	1.274.023
Purchase Requirement	**11.801.836**	**12.505.527**	**13.193.175**	**14.004.629**
Distribution Requirement	***11.439.269***	***12.291.163***	***12.989.258***	***13.790.385***
Provision Market	9.873.974	10.579.781	11.148.800	11.711.915
Supply	84.813	96.487	109.259	125.215
Utilities losses	1.480.483	1.614.895	1.731.199	1.953.254
Basic Network Requirement	***190.353***	***200.358***	***203.917***	***214.244***
Allocation of losses in the Basic Network	197.013	213.088	203.917	214.244
Differences (Generation, not Reg, Other)	- 6.660	- 12.730	-	-
Sold energy on the STM (CCEE)	***172.214***	***14.006***	-	-

On the other side, the difference between the amounts of the purchased power and of sold power corresponds to the global losses of CELG D, including the losses in the basic network. The losses of CELG D year after year are presented as follows:

Description	2011	2012	2013	2014
Purchased Energy	11.802	12.506	13.193	14.005
Sold Energy	10.723	11.496	12.144	12.779
Differences %	10,1%	8,8%	8,6%	9,6%

Note that the amounts of energy purchased and sold increase year after year. The percentage difference between both registered the maximum in the year 2011, being of 10.1%. Soon, in 2012 and 2013 remained almost constant and finally, in 2014, increased to 9.6%.

16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
-
GWh
12,0%
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
10,1%
8,8%
8,6%
9,6%
2011
2012
2013
2014
Purchased Energy
Sold Energy
Differences %

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2.1.8. Net Operational Revenue

The operating revenue of CELG is amended by the sale of energy to their customers. Thus the same depends on the rates approved by the regulator. In the years of tariff revision, ANEEL draws up a file named SPARTA, and then for the remaining years, prepares a document called IRT (Tariff Review Index). The purpose of these files is set the tariff adjustments to be applied for the utilities. The following table shows the tariff readjustments defined by ANEEL in the terms of regulatory years.

The net Operational Revenue demonstrated in the table above is composed by the following items:

  Provision and supply: Exclusive market and supply market

  Construction revenue: it is recognized by the same amount of the construction costs. Such values are of mandatory recognition by ICPC 01 Concession Contracts and correspond to the construction costs of concession works of electric power distribution, there not being mark-up.

  CVA: The Accounting Statements committee disclosed on December, 2014 the Technical Orientation OCPC 08, approving the recognition of certain regulatory assets and/or liabilities in the General Purpose Accounting-Financial reports of the Electric Power Distributors.

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·	Other Revenues: comprehend the accounts of: Low Income Subsidy Law no. 10.604/02, Taxed Services, Lease and Rentals, Income of service provision, and Others.
·

Deduction from Gross Operating Revenue: include the corresponding annual values of ICMS, PIS, Cofins, ISS, RGR, Program of energy efficiency, the Energy Development Account (CDE) and charges of ICMS in isolated system.

2.1.8.1	Turnover

The turnover of CELG D to each year and class of consumer is following presented. See that the residential market is the main revenue of the company, representing to the year of 2014, 44% of the total (R$ 2,193 million). Next, the Commercial segment represents 21% of the total (R$ 1,070 million)

Note that, in the recent years, the default values increase. So, it may be said that in 2010, 0.3% of the invoiced value was not received; to 2011 and 2012, it was around 0.5%; in 2013, it was 0.6% and, finally, 2014 registered the greatest level, around 3.1% of the invoiced amount.

2.1.9. Luz Para Todos Program

Brazilian Federal Government on November, 2013 created, through Decree 4.873 as of 11/11/2003, the program Luz para Todos (PLpT). The challenge was to eliminate the electric exclusion in the country, with a goal of taking access to free electric power to more than 10 million people living in the rural areas.

Due to the success of the program, the Government decided, under the new Decree No. 8.387 as of December 30, 2014, to extend the Program once more to enable the service to more families located in isolated regions.

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Thus, CELG D complied with the achievement of the National Program of Universalization of Access and Use of Electric Power in the rural zone of the State of Goiás. Next, it is presented a detailed summary of PLpT, since the beginning thereof up to date.

2.1.10. Benchmarking with Brazil and Latin America

The use of benchmarking techniques is very frequent in the regulations of the monopoly services worldwide. The idea of such technique consists of taking benchmarks (that is, exogenous references to which compare) among several products, services, to evidence the best practices in such sectors. Then, it is possible to make decisions according to the result such benchmarks produce.

For such reason, aiming at comparing the operational and economic performance of CELG D, a benchmarking was performed among electric power distributors, national and international. For such purpose, two different data sources were used:

Base of Brazilian companies similar to CELG D: To make a deepest analysis at national level, more detailed information was obtained of some Brazilian electric power distribution companies to compare the performance of CELG D. The companies are the following:

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Table 15: Companies used to the construction of indicators – Source: Quantum

No.	Companies	Region	Publica or private
1	CPFL PIRATININGA	SOUTHEAST	Private
2	CEMIG	SOUTHEAST	Public
3	CELESC	SOUTH	Public
4	CELG D	MIDDLE WEST	Public
5	COELBA	NORTHEAST	Private
6	COELCE	NORTHEAST	Private
7	COPEL	SOUTH	Public
8	CPFL PAULISTA	SOUTHEAST	Private
9	ELEKTRO	SOUTHEAST	Private
10	ESCELSA	SOUTHEAST	Private
11	RGE	SOUTH	Private

1.

Quantum Database: developed by Quantum from 2008 with information of companies of the whole Latin America. To its construction, it is used the annual reports published by the companies and the files made available by the different regulators of each country. The information of such base is complete up to 2012 and up to 2013 for some indicators. The quantity of companies available per country may be observed in the following graph:

Figure 15: Quantity of companies per countries - Source: Quantum

However, it is needed to mention that the quantity of companies used to the construction of each indicator may be different to the one presented in this graph in each case, since nor all companies publish the information required to the construction of each proposed indicator. Additionally, to reach indicators that may be compared among themselves, they shall be presented in dollars and expressed in currency of 2014.

2.1.11. Brazil Benchmarking

First, CELG D will be compared to other Brazilian companies of the same sector. Thus, it is suggested consumption indicators per classes, Distributed MWh/Consumer, Distributed MWh/collaborator, EBITDA/distributed MWh, Net Revenue/Distributed MWh, and PMSO/Distributed MWh.

For such, it is necessary to clarify:

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  EBITDA: Profit before interests, taxes, depreciations, and amortizations.

  PMSO: Expenses with Personnel, Maintenance, Services, and Others.

2.1.11.1. Power consumption per class

Initially, it is presented the composition of the consumption per class (Residential, Commercial, Industrial, Rural, and others), of the different distributors that are being analyzed. The analyzed year is 2014, since it is the last year with availability of data.

Figure 16: Consumption mix 2014 - Source: Quantum

To all analyzed companies, the Residential class is the one that represents greater consumption. However, note that CELG presents a residential and rural market high in comparison to the other surveyed companies (almost 48% of the market is divided into such two classes).

2.1.11.2. Distributed MWh / Consumer

So that it is possible to compare the consumption level among the distributors, an indicator was developed that measures the quantity of megawatt-hour distributed to each consumer, for 2014.

Particularly, CELG D is below the average of this indicator (represented by the line in red), presenting a value of 4.66 to 2014, while the average of the sample was 6.48

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The table shows the results obtained from the construction of the indicator in question:

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Table 16: Evolution of the Distributed MWh/Consumer per companies (in MWh-year/Consumer)– Source: Quantum

Companies	2011	2012	2013	2014
CPFL PAULISTA	7.52	7.56	7.55	7.54
CPFL PIRATININGA	9.91	9.93	9.93	9.62
CEMIG	5.98	5.96	5.79	5.55
CELESC	8.25	8.49	8.54	8.71
CELG	4.47	4.55	4.60	4.66
COELBA	3.10	3.11	3.28	3.33
COELCE	3.01	3.20	3.36	3.10
COPEL	6.69	6.66	6.70	6.80
ELEKTRO	6.86	6.91	6.96	6.91
ESCELSA	7.63	7.60	7.65	7.71
RGE	6.93	6.88	7.08	7.33
Indicator Average	6.39	6.44	6.49	6.48

2.1.11.3.	PMSO/Distributed MWh

The last indicator constructed to the comparison at national level, was the one that results from comparing the expenses of personnel, maintenance, services, and others against the total of MWh distributed by the concessionaires. Such benchmark gives an idea of the efficiency in the companies’ OPEX.

It is how it may be noticed that CELG D is a the less efficient company of the sample, presenting the indicator with the highest value for 2014.

Figure 19: PMSO/Distributed MWh 2014 (in R$/MWh-year) – Source: Quantum

The benchmark behavior over the time curiously presents an inflexion point, which occurs in an opposed manner to the other analyzed companies. As a consequence, when the average starts to drop, CELG D’s indicator increases.

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Table 17: PMSO/Distributed MWh, per companies (in R$/MWh-year) – Source: Quantum

Company	2011	2012	2013	2014
CPFL PAULISTA	21.04	25.09	25.57	26.24
CPFL PIRATININGA	15.74	17.68	23.42	19.41
CEMIG	43.29	44.09	46.79	51.34
CELESC	39.12	37.60	39.40	35.13
CELG		55.89	55.25	61.69
COELBA	34.76	42.83	47.82	48.70
COELCE	38.81	41.11	38.82	39.59
COPEL	43.85	47.49	43.27	41.29
ELEKTRO	32.42	27.82	28.35	30.74
ESCELSA	26.59	25.66	30.03	26.51
RGE	27.82	26.78	34.11	28.66
Indicator Average	32.35	35.64	37.53	37.21

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2.2. Operational Costs – Efficiency

From the 3rd Cycle of periodical rate revisions, ANEEL adopted methodologies of estimative of the Operational Costs of Benchmarking type. In 3CRTP, in the milestone of the Public Hearing No. 40/2010 and in 4CRTP in the milestone of AP No. 23/2014.

In the present study, both methodologies were considered, for the rate revisions of the 3rd and 4th cycles of CELG, as it corresponds to.

2.2.1. 3CRTP Operational Costs

In 3CRPT, the methodology of Reference Company, adopted by ANEEL in the 2nd cycle, is changed with Yardstick Competition or Benchmarking methodologies. The transition proposal of the new methodology has two different stages to be applied between the third and fourth revision cycles. Such stages will be following described, applied on the example of CELG to attempt to know in advance the effect thereof on the operational costs to be recognized by ANEEL.

2.2.1.1. Update of the operational costs of the 2nd cycle (Stage 1)

For the update of the values approved in the 2nd cycle in the Model of Reference Company, the following flowchart shall be considered, with its corresponding subsequent details:

Figure 21: Update of the operational costs. Source: ANEEL.

Bottom Up Company 2ºCRT (BUC)
+ Setting values
Adjusted BUC
+ Monetary Updating
Adjusted BUC at current prices
+ Asset Growth
+ Productivity gains
OPEX 3CRTP

1) ***Adjustment of the values*** of the Reference Company of 2CRTP (ER 2CRTP). First, it is not deduced the costs related to the own generation, deduction of the revenues with taxed services, exclusion of the capital costs associated to the annuities related to vehicles, IT systems, and rental of administrative furniture and real estate properties and, finally, exclusion of the additional costs related to the growth of the processes and commercial activities and of operation and maintenance.
2) ***Monetary indexation*** the date of the 3CRTP, with application of IGPM evolution to the costs with materials and services, and of IPCA for personnel costs.
3) ***Product growth:*** growth of each product (number of consumers, network, and market) within the period comprehended between the reference date of each one in the Reference Company and the last day of the sixth month prior to the company's rate revision date. The product growth is calculated with the following equation:

$$\Delta_P = \varphi_{bt}\Delta_{M_{bt}} + \varphi_{mt}\Delta_{M_{mt}} + \varphi_{at}\Delta_{M_{at}} + \rho_{cons}\Delta_{Cons} + \rho_{rede}\Delta_{rede}$$

Where:

ϕ_i = Product i weight, where i equals low, medium and high voltage markets.
ρ_{cons} = consumer units weight.

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4)	Productivity gains represent the behavior of the product/supply relationship over the time. The supply, in this context, is regarding the real operational costs of the distributors.

For the estimative of the productivity gains, Tornqvist and Malmquist indexes were used, which do not need to be detailed in this report.

Basically, the productivity gains of the electric power distribution were estimated for the period 2003/2009. The productivity gain of the sector within a specific year was estimated by the geometric average of the individual gains of each concessionaire in that year. For the calculation of the average gain between 2003 and 2009, the geometric average of the productivity gains of each year was used.

The average productivity gain in the period estimated of the Tornqvist indexes resulted in 0.726%. However, Malmquist index resulted in 0.837% a year. Thus, to the update of the values of operational costs defined in 2CRTP, ANEEL determined an average productivity index of 0.782% a year (average productivity index of the operational costs of the Brazilian distributors, established by ANEEL), which corresponds to the average between the Malmquist and Tornqvist indexes.

With the last available information of physical data of CELG, which has to be updated in the rate revision process itself of the distributor to obtain the final results, the application of the new methodology for CELG was calculated.

Obtaining the following preliminary results.

Table 18: Update of the operational costs. Source: ANEEL – RT 3C of CELG.

Description	Total	Personnel	Materials and Services
OPEX 2CRTP - Original	476.247.203
OPEX 2CRTP - Adjusted	429.839.197	288.177.386	141.661.810
OPEX 2CRTP - Indexation p/ 3CRTP	543.702.140	360.581.242	183.120.899
OPEX 2CRTP - With growth of the products	663.824.464	440.245.921	223.578.543
OPEX 3CRTP	642.239.538	425.930.878	216.308.660

2.2.1.2. Analysis of the efficient costs (Stage 2)

As a result of Stage 2, it is defined intervals of efficient results expected to the operational costs. The variations observed between the values defined in Stages 1 and 2 will be considered for the purpose of calculation of X Factor, in its course component (T).

It will be considered the difference between the value resulting from Stage 1 and the limit of the closest interval, defined in Stage 2. If the value defined in Stage 2 is contained in the interval defined in Stage 2, the costs of Stage 1 are considered and the T component adopts zero value.

The efficiency level of the distributors determined in Stage 2 follows some steps so summarized, and that soon will be detailed in depth:

  First Stage: It is assessed the level of operational costs, given a certain quantity of consumers, networks and market served, in order to determine a first efficiency score. DEA and COLS models are applied.

  Second Stage: In the definition of the intervals of expected values around the efficiency score defined in the First Stage, it is suggested to adjust the interval according to the environmental characteristics of each concession.

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Finally, the results obtained from the benchmarking, with information of the database of operational costs (2009), will be updated up to the revision date of 3CRTP according to the same methodology of Stage 1.

In the event of difference between the results of stages 1 and 2, the difference will be considered in the calculation of X factor, as it will be detailed in the following item. Such components of the calculation are observed in the following illustrative graph:

As in the update of the approved costs in the reference company of the 2nd cycle, CELG is repositioned in an amount of costs in the order of R$ 642,239,538, such value was within the regulatory interval, to which, to its particular case, a transition caused by the methodology change had not to be considered. In other words, CELG would maintain in the third cycle the level of operational costs recognized in the reference company of the second cycle, with no need of a transition to the new methodology.

2.2.2. 4CRTP Operational Costs

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In 4CRTP, the methodology adopted by ANEEL seeks for deepening and improving the Benchmarking methodologies of the previous cycle.

In such occasion, a benchmarking was run using DEA methodology with the following summarized characteristics:

Sample: average of 2011 to 2013, without division by size.
Previous adjustments of the PMSO per salaries, to consider the salary differences between the regions.
Considered products:
o	Weighed Market.
o	Number of Consuming Units.
o	Km of Distribution network.
o	Km of Underground network.
o	Km of High-Voltage network.
o	Difference of the turned off hours per consumer in relation to the regulatory goal, for consideration of the Quality level (product with negative sign).
o	Difference between the non-technical Losses observed in relation to the regulatory goal, for consideration of the PNT (product with negative signal) level
Restrictions to the weights to “modulate” the participation of such products.
Confidence interval f 95%, upon Bootstrap.
Correction of the scores by the median of the distributors with efficiency over 50%.

Some of the main characteristics of modeling that ANEEL is applying in the current 4CRTP were briefly listed, however, we did not consider relevant to exhaustively detail them in the present report.

In the present study, such methodologies were applied for definition of the Operational Costs of CELG, considered in 2017 (revision of 4C), and to define the efficiency level of the current costs of the distributor and its potential of reduction thereof. For such, we applied the efficiency score obtained by ANEEL under AP 23/2014. In the case of CELG, the efficiency interval was the following:

Table 22: Interval of the operational costs 4C. Source: ANEEL – AP23/2014.

Company	Inferior Limit	Center	Upper Limit
CELG	64,6%	68,9%	74,2%

Such results are then corrected by the median of the companies with efficiency over 50%, such correction factor was at 76%. The scores finally applicable on the real costs of CELG are the following:

Table 23: Interval of the operational costs 4C, corrected. Source: ANEEL – AP23/2014.

Company	Inferior Limit	Center	Upper Limit
CELG	85,0%	90,6%	97,6%

Thus, in 4CRTP the interval between 85% and 97.6% of the real costs of the distributor was defined as baseline of effective costs to be recognized by the regulator. In the medium term, it is expected that the operational costs of the distributor are able to reach the efficient regulatory baseline, currently at 90.6% of the real costs.

It is important to note here that the regulatory efficiency baseline of CELG presents an improvement between the third and the fourth cycle, going from 63.24% to 68.9%. It is not possible to isolate which part of such effect is the cause of an improvement in CELG’s management, and which part is due to changes in the regulatory models, but it is possible to point out that CELG presents an improvement in the relationship between operational costs incurred and products generated between the observed cycles.

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Even though, the efficient baseline defined by the regulator lets a substantial margin to the improvement by the distributor.

2.2.3. X Factor

In the proposal for 3CRTP1, it was sought for preserving the principles and bases that guide the definition of X Factor, adding to the methodology improvements that are checked as required, among which the simplification of the method; the introduction of a mechanism of incentive to the improvement of quality of the provided service, bringing a clearer relationship between the quality and rates; the minimization of dispute around the projections of revenues and expenses.

To reach the mentioned purposes, there is the introduction of tools that until then were not used in the definition of the X Factor, but that are extensively used by Regulatory Agencies of the sectors of energy worldwide. Methodologies less intensive in data and less susceptible to disputes in their application in the specific rate processes.

ANEEL’s proposal established that the X Factor is composed of three components that aim at reaching the purposes proposed to 3CRTP:

  Distribution productivity: Pd component;

  Quality: Q component; and

  Transition course of the operational costs: T component.

Such components may have their ex-ante definition, that is, defined at the time of rate repositioning, or ex-post, where they would be defined at every rate adjustment. The three components are summed and applied in the rate adjustments between cycles and, with exception of the Q component in 3C, in the rate revisions.

The X Factor has as main purpose to guarantee that the balance between efficient revenues and expenses, established at the time of the rate revision, is maintained over the rate cycle. The X Factor is used in the rate adjustments to correct the value of Portion B. Thus, the purpose pursued in the definition of the X Factor is to estimate the potential productivity gains of Portion B over the effectiveness period of the rates established in the rate adjustments, according to Pd Component previously defined.

The productivity gains associated to the distribution result from the relationship between the growth of the invoiced market and the evolution of the costs with power distribution, sub-divided in operational costs and capital costs. As the markets, in average, grow in a pace faster that the costs, the distributors, in average, would have gained productivity. The value of Pd Component to be defined in each rate revision would depend on the market evolution and on the increase of the historical number of consuming units of each concessionaire. While growths of market over the average would result in greater productivities, the number of consuming units connected over the average would reduce the potential productivity gains, because it would require greater investments and operational expenses.

Finally, to obtain Pd of each distributor, an equation is applied, which takes into consideration the average productivity of the distribution sector, the average growth of the invoiced market, and the number of consuming units of the concessionaires between the rate revisions of 2 CRTP and 3 CRTP.

A second evaluation consists of considering the question of the quality of the service provided for the calculation of the X Factor. It was proposed the introduction of a mechanism of incentive to the improvement of the provided service, through Q Component, so that if the distributor improved the continuity indicator, it would have its X Factor reduced (negative Q Component) and, as a consequence, its rates increased. To the companies that had deterioration of the provided service, the X Factor would be increased (positive Q Component) and, consequently, the rates reduced.

1 Also applied to 4CRTP with some additional improvements.

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Q component of the X Factor has as purpose to incentivize the improvement of the quality of the service provided by the distributors over the rate cycle, changing the rates according to the behavior of quality indicators. The value of the Q Component depends on the relative performance of the distributors.

Finally, to amortize the transition between the methodology of operational costs between the different regulatory cycles, ANEEL incorporates the T Component (Course) to the X Factor, which purpose is to soften the result of the rate revisions, creating a transition in the definition of the efficient operational costs.

The results of the X Factor for CELG were the following to its Pd and T components, in the revision of the 3rd cycle (the Q component is calculated in the rate adjustments):

Table 24: Pd and T Components. Source: ANEEL – RT 3C of CELG

Descrição	Valores
Componente T do Fator X	0.00%
Componente Pd do Fator X	1.29%

In relation to the Q component, CELG obtained a result of 0.64% in the Adjustment of 2014, which indicates a worsening in the quality levels, as the methodology of such component of the X Factor captures.

So, in IRT of 2014, it was applied an X Factor of 1.93%, reducing the Value of Installment B, which was composed as follows:

Table 25: Components of the X Factor 2014. Source: ANEEL – IRT 2014 of CELG.

Descrição	Valores
Componente T do Fator X	0.00%
Componente Pd do Fator X	1.29%
Componente Q do Fator X	0.64%

The results of 2015 and 2016 were not available on the date of the present study. However, the methodologies of 4CRTP were defined in 2014 and first semester of 2015. So, it was possible to incorporate the same in the present study, forecasting the values of the Pd component that CELG would have in its revision of the Fourth cycle and during the IRT previous to RT of 5C.

Table 26: Pd Component of RT of 4C. Source: Quantum.

Descrição	Valores
Componente Pd do Fator X	1.75%

The T component was estimated, since it needs update information of 2016, obtaining a result of 0%. Finally, the Q component still depends on the information of the two years prior to each revision or adjustment, so it would not be calculated with accuracy with preference. However, as one of the calculation premises is that the new comer would substantially improve the levels of Quality, a negative value of the Q component (Premium in the X Factor) was considered in the years such improvement occurs, and a zero value in the subsequent years, understanding that the Quality is controlled and, in such case, in the long run the effect of the Q component would have to be neutral.

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2.3. Description of the distribution system

This report presents the results of the technical assessment of the Distribution System of CELG D, result of the due diligence carried out in such company within the period from 07/27/15 to 08/31/15.

The technical analysis has as purpose to assess the conditions of the electric system, its current performance before the regulatory requirements, the main processes associated to the Operation and Maintenance of the distribution electric system. At the end, it is made an estimative of the investments required to allow the proper performance of the assets considering the regulatory requirements and the market growth.

2.3.1. Work Methodology

The due diligence carried out in the area of operations of Celg Distribution (CelgD) comprehended (i) information survey from previous request and subsequent availability of documents at internal site of the concessionaire especially developed for such purpose, with access granted to the consultants upon registration and previous authorizations; (ii) analysis of the information, including requests of additional information and/or clarifications; (iii) field surveys in the concessionaire’s facilities; (iv) interviews with key people of the concessionaire.

The first requests of documents were made upon the start of the works associated to the operation in question and their supply occurred from the initial visit to Goiânia, carried out in the period from July 27 to July 31, 2015. The information provided by the concessionaire was analyzed in terms of adhesion to what was requested and comprehensiveness and sufficiency of data, generating new requests of information to the concessionaire.

The processes used by the concessionaire for the management of assets were analyzed, comprehending operation and maintenance, planning of the expansion, engineering and maintenance of High- and Medium-Voltage Facilities, in the scope of the Distribution and Technical Board of Directors of the Company.

The information of the concessionaire was checked in field visits and sampling portion of the concessionaire’s facilities, as well as in interviews with managers and key personnel of the company. The field visits and interviews occurred in the period from July 27 to July 31, 2015, and from August 10 to 14, and August 26 and 27, 2015, comprehending bodies of the organizational structure and facilities of the metropolitan area of Goiânia and Rio Verde, including the course from Goiânia to such city.

It was interviewed managers of the Superintendences of System Operation, Engineering, and Maintenance of High Voltage and Electric Systems. Among the facilities, it was visited the System Operation Center (COS) and System Distribution Center (COD), the shops and laboratories of High Voltage maintenance, Ferroviária, Campinas and Goyá substations, and stretches of distribution lines in 138 kV located in Goiânia. It was also visited the facilities of South Services Department, of the Service Superintendence, located in rio Verde, in addition to the substations of Guapó (69 kV), Cezarina (69 kV), Acreúna (138 kV), Rio Verde Celg (138 kV), Cabriúva (69 kV) and Montividiu (69 kV) and stretches of the distribution lines Guapó – Inhúmas (69 kV), Guapó – Cezarina (69 kV), Rio Verde Furnas – Acreúna (138 kV), Rio Verde Furnas – Rio Verde Celg (138 kV), Rio Verde Celg – Cabriúva (69 kV), Rio Verde Celg –Quirinópolis (138 kV), Rio Verde – Santa Helena (69 kV), Rio Claro – Montividiu (69 kV).

It was also visited facilities of the medium- and low-voltage networks and Goiânia and Rio Verde, including stretches of urban and rural network.

2.3.2. General Characteristics of the Distribution Electric System

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The electric system of Celg D is connected to the National Interconnected System through connection points with several transmitters.

The trunk system serving the State of Goiás and the Federal District is constituted by three circuits of 345 kV from Intumbiara HPP; by eight circuits of 500 kV, being four from Serra da Messa HPP, one from Rio Verde Norte SE, one from Itumbiara HPP, one from Emborcação HPP, and one from Paracatu SE; and by two circuits at 230 kV from Cachoeira Dourada HPP. Such system serves not only the loads of such area, but it is also an integral part of the North/Northeast – Southeast/Middle West interconnection system of the Basic Network being, for such, strongly influenced by the interchange (volume and direction) practiced in such interconnection.

The Southwest region of the State of Goiás is supplied by three circuits at 230 kV from Itumbiara HPP, which extend up to the State of Mato Grosso.

The service to the North area is made by three circuits at 230 kV, one from Brasília Sul SE, and two from Serra da Mesa HPP.

The interconnection network of supplying systems also comprehends four systems at 138 kV: one in South of the State, from Cachoeira Dourada HPP, interconnecting the cities of Rio Verde, Jataí, and Mineiros; a second one interconnecting the systems of Celg D and CEB, in Santa Maria and Sobradinho; a third one, from Emborcação HPP and Serra do Facão HPP, interconnecting Catalão; and a fourth one, from Serra da mesa HPP, passing through Porangatu and extending up to Gurupi, in the State of Tocantins. Such interconnection between Celg D and Celtins allows mutual services in special conditions during contingency situations in their respective systems.

The High-Voltage electric system of Celg D comprehends the substations and the distribution lines at voltages of 69 and 318 kV.

There are 110 transformation substations, with 3826 MVA of installed capacity, in addition to facilities in

16 third parties’ stations, with installed transformation capacity of 697 MVA, according to table of Annex A.

The distribution lines at 69 kV sum 3,598.5 km and the distribution lines at 138 kV sum 2,117.5 km of extension. Their characteristics are described in the tables of Annex B followed by the pictures of the typical structures in Annex B1.

The figure below presents the maps with the configuration of the High Voltage system:

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The Medium and Low voltage system totalizes 221,153 transformers and 2,194,854 poles, distributed by 1057 suppliers and 148 sets of consumers, established according to criteria of ANEEL for formation of sets.

The number of reclosers existing in the networks in early 2015 was only 38 units, Such low number has implications in the performance of the networks, leading to initiatives already in progress aiming at changing such reality, as it will be seen in subsequent sections of this report.

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The synthesis of the numbers above is showed in the table below:

Table 29: Summary of the General Numbers of Electric Facilities Source: CELG D

DISTRIBUTION TRANSFORMERS			POSTS	SETS ANEEL	FEEDERS	RECLOSERS
Urban	Rural	Total	2.194.854	148	1.057	38
65.020	156.133	221.153

The voltage and reactive control of the Medium and Low Voltage system is made by voltage regulators and banks of capacitors installed in the substations of 34.5 kV and in the networks, according to the quantities described in the tables below:

Table 30: Number of Voltage Reclosers Source: CELG D

Regulators Netework - SINGLE - PHASE UNITS	Total
Lines	242
Network	142
Stations	74

Table 31: Number of Capacitors Source: CELG D

CAPACITORS BANK
LOCAL	Voltage	Total
Rural	13,8kV	108

The concessionaire has an own telecommunications system, private STFC regime. Such system aims at meeting the needs of channels of data, voice, and teleprotection of the electric system, as well as meeting the Procedures of Network of the National Operator of the Electric System (ONS) and ANEEL. In some cases, services are contracted from third parties (satellite operators, cell phones, and data services) to supplement the operational service, making it feasible the contact with field teams as, for example, during the performance of maintenance services in live line.

The CELG D system currently has 29 telecommunications repeaters in several regions of the state for interconnection of the substations and of the high and medium voltage distribution system. Voice services (substation branches, hotline, VoIP) are provided; data channels to serve the UTRs; teleprotection of the electric system, point to point between substations; telemeasurement for free/exclusive consumers, at the voltages of 13.8 kV to 138 kV; own data channels and/or GPRS modem for automatization of the reclosers operated by COS and by the Distribution Operation Center (COD).

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Figure 24: Telecommunications system of Celg D Source: CELG D

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Figure 25 : Detailing Telecommunications system of Celg D Source: CELG D

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2.4.	Operations
2.4.1.	Electric System Operation
2.4.1.1. Operation Structure

The electric system of CELG D is part of the National Interconnected System in the Middle West region. The operation of the concessionaire’s electric system is intended to the Distribution Board of Directors that counts on a System Operation Superintence organized in three Departments:

  Operation Automation Engineering Department – responsible for the development and implementation of the automation resources in the facilities and Operation Centers

  Substation Management Department – responsible for the High Voltage substations (AT), at the voltages of 69 and 138 kV and management of the Operation Points of Stations

  Department of the Integrated Operation Center – responsible for the System Operation Center (COS) and by the Distribution Operation Center (COD), which take care of the operation stricto sensu of the HV and Medium and Low Voltage (MV/LH) systems, respectively.

Such structure is showed in the diagram below:

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Figure 26: Diagram of the Distribution Board of Directors Source: CELG D

The System Operation Center (COS) and the Distribution Operation Center (COD) act in the operation, located in the same building in Goiânia, sharing computational systems and support infrastructure as normal and emergency power supplies.

2.4.1.1.1. High Voltage Operation

COS is the responsible for the operation of the substations and high voltage distribution lines – LDAT that operate at voltages of 69kV and 138 kV, including the sectors of such facilities at voltage of 34.5 kV and/or 13.8 kV. From the output of the suppliers of 13.8 kV and 34.5 kV, the responsibility for the operation becomes to be of COD. COS is also responsible for the operation of the clearances allocated in the substations of 230 kV property of CELG GT, after the connection points with the Basic Network, and for the operation of the substations of the hydroelectric power plants of Rochedo and São Domingos and interconnections with similar companies (distributors) at any voltage.

The major part of the AT substations counts on a telesupervision system and telecontrol system operated from COS, which remotely commands the circuit breakers and the reclosers of the facilities. There is no local operation, although there is a team of operators of stations, composing 36 Points of Stattion Operation (POE), integrated by 68 employees, based on 36 substations, which support COS during maneuvers, displacing to the involved facilities according to previous Schedule or emergency actuation, serving 114 substations, according to table of Annex C.

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The need of activation of such human resources during occurrences in the system encumbers the service time due to the involved logistics: preferably, the operators in working hours or that are under stand-by regime are called. However, the POE operators, in their majority, do not have transportation means provided by the company, displacing between stations on vehicles of their property, being reimbursed of the displacement expenses per traveled km.

Some operational procedures serving the occurrences require previous inspection of the facility that went through shutting-off before the remote reclosing by COS. For example, upon the shutting-off of transformers by protection actuation, even if back protection, it is required the local inspection of the transformer before reclosing it. Such inspection, in general, is made by the personnel of POE, that, eventually, has to displace up to the facility, with reflexes in the service time and duration of the power interruption.

The operation of the AT stations is based on instructions and documents systematically maintained updated. Expedite analysis of such documentation shows comprehensiveness, sufficiency, and adequacy to the needs of the operation. The records of every kind associated to the routine of the operation are centralized in COS, maintaining at the facilities, as local protection, unifilr diagrams of operations and forms associated to the procedures for execution of release of equipment for maintenance services.

It is highlighted the operation unifilr diagram, printed and plastified, where it is the unifilar diagram of the facility associated to the physical arrangement, main nominal characteristics of equipment, schemes of actuation of the protection logic, among others, meeting in a single diagram the basic information to subsidize the performance of maneuvers and analysis of occurrences.

2.4.1.1.2. System Operation Center (COS)

The System Operation System – COS is the sector responsible for the coordination, supervision, and control of the operation of the High Volgate Distribution System of CELG D, by the remote operation of the substations and transmission lines of 69 kV and 138 kV, including the operation of the gantries of the outputs of 34.5 kV and 13.8 kV of such substations. The operation is carried out within own operational Standards, in compliance with the Distribution Procedures – PRODIST of ANEEL, ONS Network Procedures and with the effective legislation.

The Supervision and Control System allows COS to operate at distance 111 (one hundred and eleven) substations telesupervised and/or digitalized out of a total of 125. Therefore, almost 90% of the facilities of the high voltage distribution system of CELG D are equipped with telecommand system, telecontrol and supervision at real time. The substations not digitalized are simulated in COS, maintaining under its control the local operation of the said facilities.

All assignments of the System Operation Center – COS are performed by 36 employees (11 new employees that joined in the last public exam 2014/2015, held by the concessionaire) distributed among the areas of the sector, organized according the structure below:

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Figure 27: Organization charge of the System Operation Center - COS Source: CELG D

The System Operators are prepared, trained, assessed, and certified according to the prescriptions of Certification of 1st Part, Operational routine RO-MP.BR.04, of Submodule 10.22 – Operation Procedure Manual (MPO) of the Network Procedures (ONS) regulated by ANEEL. The concessionaire developed an own system, called Operators’ Certification Program – PCO, to instrumentalize the internal training and certification internal process. The certification is valid for 3 years, having to be revalidated after such term.

The Supervision and Control system of the High Voltage Distribution System of CELG D, as well as the Supervision and Control of the Transmission System of CELG Geração e Transmissão is SAGE – Open System of Power Management developed by CEPEL. SAGE makes available the functions of acquisition (SCADA – Supervisory Control and Data Acquisition), the storage and analysis at real time of all information required to the operation of the distribution system of CELG D, among them the treatment of alarms and events. COS also has implemented SAGE/SCADA/SEM (Energy Management System) allowing to carry out simulations of operation of the network, subsidizing the system operator.

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Figure 28: Energy Management System Source: CELG D

In addition to SAGE, COS has several applications assisting the operator and the supervision of the system, the most of them in Delphi language, being that currently, there are already other ones developed in web platform. Such applications are used in all areas of COS (pre-operation, real time, post-operation) and are the base of the execution of virtually all processes of the Sector.

The following table presents the main applications developed and used by COS:

Table 33: Main applications developed and used by COS Source: CELG D

Item	Application Name	Description
1	ANOMALY WARNING	Management of anomalies of the Electric System: Issuance of Anomaly Warnings (AA) of the facilities operated by COS, issuance of reports to the maintenance and conversion areas from AA to SAP platform.
2	CACHA	Database of the operation equipment: Registration of equipment and areas reached by switching-offs in the facilities operated by the COS.
3	CASB	It issues a Check-in to ratify the corrections of anomalies informed by the maintenance areas.
4	CLIENT	Registration of information and operational agreements with the agents connected to Celg’s System.
5	ACCREDITATION	Accreditation of the people in charge that may request access and performance of interventions in the facilities under the coordination of COS.
6	ESCALA2	Automatic preparation of the rotation Schedule for the components of the shift.

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Item	Application Name	Description
7	HOLIDAY	Management of vacation of COS’ collaborators.
8	HE	Control of overtime and electronic issuance of BHE.
9	HISTORIC	Registration of the history of relevant events within the transmission facilities.
10	LIVE LINE	Control of “labeling” and/or “delivery” of distribution circuits.
11	MUST	Management of MUST: Application that generates report of the measurements of MUST (Use Amount of the Transmission System) graphically presenting the contracted and measured value, highlighting when there are violations
12	NEWPESQ	Research program of the records of occurrences in the electric system.
13	PCO	Program for Certification of System Operators.
14	PROSD2	Issuance and control of service orders in CELG substations
15	RDO	Daily Event Report – It allows the treatment, consistency, and distribution of the affected areas, related to the events recorded in the electric system.
16	RERD	It issues report on the number of automatic opening operations of reclosers and circuit breakers, as evidence to the maintenance areas.
17	ROC	Automatic acquisition of the records of events directly from SAGE and pre-treatment of them: supply to RDO.
18	SCM 2	Reading of measures of voltage, current, power, and other ones in the equipment of the substations. Calculation of the time (min) of extrapolation of the voltages in relation to the allowed ranges
19	SigDoq 3	Management system of documents, indicators, infrastructure, non-compliances, preventive actions, improvement opportunities, managerial reports, treatment of clients’ claims and calibration and adjustment plan of electric magnitudes of the substations
20	SIGVIA	Management system of transportation and setup of travel of COS collaborators.
21	OVERLOAD	Application that generates a dynamic report of charging of all power transformers of Celg system, graphically presenting the percent of charging in real time, the variation gradient in addition to alarms for better management in shift.

The operation is also subsidized by a detection system of atmospheric discharges - NetRaios – plotted on the geo-referenced base of the concessionaire’s operation assets (GIS), result of a P&D Project of CELG D in partnership with INPE (Brazilian National Institute of Space Researches). Such system allows the operation to dispose resources to the allocation of maintenance and support teams for relocation of

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circuits and other actions that aim at anticipating potential problems from contingency situations. Another P&D project is in progress, which shall consider, in addition to the time and weather forecast, a forecast of atmospheric discharges and burning.

In addition to the coordination of the operation in real time, COS is also responsible for the centralization of the scheduling activities of services and shutdowns, standardization, analysis of the operation in the short run, creation and update of instructions, including the Modules of the Operational Agreements and the management of associated procedures.

COS is also responsible for the operational relationship with other interconnected companies (currently 11 companies), as well as with the other agents connected in the system of CELG D at any voltage level, in addition to several accessing parties, being responsible for the preparation of the respective Operational Agreements. Currently, there are almost sixty agents among independent producers, self-producers, free and exclusive clients. The list of the existing Operational Agreements may be found in Annex D.

It is applicable to observe the absence of document that formalizes the operational agreement between COS and CELG GT, which provides on the operation, by COS of Celg D, of the facilities of CELG GT.

The Internal Operation Standards and Instructions are listed in Annex E.

It is implemented in COS a Quality System comprehending the Pre-Operation, Real Time, and Post-Operation activities, certified since 2000 by NBR ISO 9001:2008 and previous. COS maintains 17 processes inherent to its activities standardized and under control through performance indicators, including two strategic indicators for organization. Additionally, the results of COS processes are also supplies for calculation of the continuity indicators of the distributor.

The map of the processes that compose the quality system is showed in the following figure:

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Figure 29: Map of the processes that compose the quality system. Source: CELG D

Requisitos do Cliente
Processos Gerenciais
Sistema de Gestão da Qualidade
Política e Objetivos da Qualidade (Conforme CELGD.MQ.001)
Análise Crítica pela Direção (Conforme CELGD.PS.001)
Gestão de Indicadores (Conforme CELGD.PS.009)
Gestão de Auditorias da Qualidade (Conforme CELGD.PS.006)
Gestão de Documentos
Elaboração de Documentos (Conforme CELGD.PS.001)
Controle de Documentos e Implantação (Conforme CELGD.PS.001)
(Pré-Operação - Normatização)
Processos de Negócio
Relacionamento com o Cliente
Avaliação da Satisfação do Cliente (Conforme CELGD.MQ.001)
Programação da Operação
Coordenação de Manutenção Integrada
07
Programação de Serviços e Desligamentos
08
(Pré-Operação - Desligamento)
Operação do Sistema Elétrico em Tempo Real
Controle de Tensão
09
Recomposição do Sistema
10
Liberação de Equipamentos para Execução de Serviços
11
Controle de Carregamento e Racionamento
12
Análise da Operação
Tratamento das Ocorrências do Sistema Elétrico
13
Tratamento das Anomalias do Sistema
14
Análise Crítica da Operação
15
(Pós-Operação)
Gestão de Serviços Associados
Controle de Movimentação e Pernoite de Turma de LT
17
Entrada de Novos Equipamentos
19
20
Processos de Suporte
Treinamento
Gestão de Serviços de Apoio
Controle de Pessoal
23
Suprimento de Energia
33
Gestão de Informática
Sistema de Informática
25
Gestão EMM
26
Aquisição
Aquisição (Conforme CELGD.MQ.001)
Avaliação de Fornecedores (Conforme CELGD-MQ001)
Gestão N/C
Satisfação do Cliente

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The indicators of the quality system are:

Table 34: Indicators of the quality system Source: CELG D

Indicator – Quality Purposes	Definition
RC – Clients’ Complaints	Relevant complaints received from clients related to COS processes and registered as non-compliance of SGQ of COS.
CPR – Compliance with the Response Time	When it intends a response to the client, it is measured by CPR, considering the RC and the observations/researches.
TMC – Average Time of Response to the Client	When it intends a response to the client, the checked time to the effective response will compose the measurement of such indicator (considering the RC and observations/researches)
IEP – Schedule Efficiency Index	It assesses “how much” the collaborators are working to the performance of schedules and how much of such “service” is really performed.
IFEM – Failure Index in Preparation of Maneuvers	It assesses “how much” the collaborators are preparing incorrect maneuvers.
ICT – Voltage Control Index	It measures the value (%) of the time the bars considered critical maintained within the established ranges.
IRM – Manual Reclosing Index	Obtained from the time for the quantity of reclosing of 34.5 and 13.8 kV of telecommanded SE. It has as purpose to measure the actuation of the system operator.
NAT – Number of Occupational Accidents	It measures the quantity of accidents checked with the involvement of COS.
DRS – Non-Compliance of the Safety Requirements	It measures the number of violations of the safety items, potential or real, with the purpose of assessing the operation safety.
NDS – Number of Shutdowns for Overload	It measures the performance of the system operator and in events of overload in transmission lines and power transformers.

2.4.1.1.3. Distribution Operation Center (COD)

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The responsibility for the operation of the distribution system of CELG D, at levels of 34.5 kV, 13.8 kV, and low voltage (BT) is the Distribution Operation Center – COD, located in Goiânia, at the same building that houses the COS, sharing with such power supply system, among others.

COD is organized as below:

Figure 30: Diagram of the Distribution Operation Center – COD Source: CELG D

The assignments of COD are performed with the staff below:

Table 35: Structure of Titles and Quantity of collaborators of COD. Source: CELG D

TITLE	QUANTITY OF COLLABORATORS
ADM. ASSISTANT	1
SYSTEM ANALYST	3
ELECTRIC ENGINEER	3
ELECTRICIAN	1
ELECTRONIC TECHNICIAN	1
ELECTROTECHNICIAN I,II	24
SYSTEM OPERATOR	1
DISTRIBUTION OPERATOR	84
TOTAL	118

Descentralization x Centralization

Up to 2012, the COD structure was divided into 08 regional Distribution Operation Centers; Goiânia, Morrinhos, Rio Verde, Iporá, Porangatu, Formosa, Luziânia, and Anápolis. Such structure, although the facilities of proximity with the region client, presented precariousness of personnel due to deficitary staff

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worsened by incentivized dismissal programs, by the use of non-standardized methodologies in each COD and by the absence of an effective operation engineering related to medium and low voltage.

With the purpose of optimizing COD processes, reducing the operational costs, and maximizing the efficiency in relation to the regulatory limits, as well as the need of greater use of the human resources made available to the operation/distribution, and considering the need of modernization of its structure, it was sought for the centralization of CODs in Goiânia, especially aiming at guaranteeing greater agility and safety, and also the rationalization of the distribution operation, with the use in a more effective manner of the existing synergy between the technicians that executed the tasks, in addition to the standardization of the operation actions in the whole distribution system of medium and low voltage of CELG D, aiming at a greater technical reliability.

However, the centralization was not followed by the full transfer of the technicians of regional CODs to COD Goiânia, which made that the centralized COD absorbed the activities of the regional centers without the corresponding required personnel, generating overload of work to the operators. The increase in the number of events, especially in connection branches, associated to the low productivity of the field teams for delay in the dispatch of the services, helps to explain the expressive increase of TMAE - Average time of Emergency Care checked from 2012.

The great amount of individual events and the high number of teams dispatched per distribution operator, made that it was proposed the revision of the centralization concept, becoming to be forecast the dispatch of the emergency services of BT and the commercial services by the Contractor’s Service

Centers - CSC. Such CSCs will be responsible for the control of the emergency services related to the consuming units, sending and receiving data from the field teams in a monitored manner and at real time and sending the completed services in an electronic manner to COD. CSCs will be decentralized, supervised, and monitored by COD. The contracting process of such services is under progress. Bids are being made by stages and have already been initiated. Scheduled for completion of the mobilisation of new contractors is April 2016.

Telecommunications System

More than 85% of the COD communication with the emergency service teams is performed via satellite, the remaining is performed with the use of cellular phone, being that all calls from the operation room of COD are recorded, allowing to speeding up the service, greater reliability of the information, and better control of the vehicles available, and Record all information exchanges required to the good fulfillment of the consumers’ requests, and of the proper operation of the electric system of medium and low voltage distribution.

COD receives the requests of service from the consumers, in its absolute majority by transmission of data between the Consumer Service Center, where they are registered, and the control process of the operational times as established in the relevant legislation starts. COD dispatches the Emergency Events –OE, to the field teams, through communication via satellite or cell phone, being that all times and movements of the recomposition actions of the normal working conditions of the system, in each event are stored at real time in the database of interruptions of the supply of power to the consumers.

The flow of the activities is described in the figure below:

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Figure 31: Flow of the activities Source: CELG D

Chamada Cliente
URA CELG D
Call Center
0800 62 0196
OPER
COD
Autotrac/Voz Celular
Equipes de Campo

The operation of the distribution system is carried out using OPER software that is a module of SGT, which is integrated to the control systems of the reliability of the electric system and to the Commercial Management System – CBILL, used by the Consumer Service Center, also known as CRM, which integrate the set of computational facilities to serve the consumers and recomposition of the electric power distribution system served by CELG D, as the figure below illustrates.

Cadastro
VIEW
MAPA
CALC
ADM
Engenharia
PLAN
GEST
EST
PROJ
Manutenção
PROG
INSP
EXEC
Operação
OPER
ATC
Cadastro
Operação
Sistemas Legados
Comercial
ERP
CRM

The Technical Management System – SGT integrates the set of facilities CELG D has as tools of management of electric networks. SGT is based on SIG (Geographic Information System) technology,

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comprehends the Geo-referenced Database of the company’s distribution network and a series of specific applications, which meet several distribution engineering activities.

The records of the interruption events in the supply are automatically performed at real time, as well as the working conditions of the electric system are updated at real time to facilitate the service to the consumers.

The several modules of SGT, listed as follows, are integrated and have in common the Geo-referenced Database:

  PLAN: Planning of the expansion of the distribution system;

  GEST: Managerial application of decision making;

  EST: Studies of loading and voltage drop;

  PROJ: Distribution network project;

  MAPA: Registration and mapping of the electric system;

  CALC: Calculations of electric quantities of the distribution network;

  OPER: Operation and dispatch of the distribution system;

  EQUIPAMENTOS: Control and movement of network equipment;

  OBRAS: Budget and control of works;

  MAN: Maintenance management of the electric networks.

  SERVIÇOS: Management and control of the maintenance services.

Figure 33: SDT Schematic Diagram Source: CELG D

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  The Registration module, is currently formed by the following applications:

  ADM – Set of functionalities that has as purpose to maintain the information of the database related to the company’s Standards, system parameters, and preset attributes.

  VIEW – Set of functionalities that has as purpose to refer to information of the database related to the distribution network, consumers, topographic base, as well as, topology of the circuits, among others.

  MAPA – Set of functionalities that has as purpose to update (include, exclude, and change) information of the database related to the distribution network and consumers in order to guarantee the relational integrity and the business rules.

  CALC – Set of functionalities that has as purpose to periodically update the information of electric calculation, through algorithm that simulates the supply conditions of the distribution network.

Currently, the Operation module is formed by the following applications:

  ATC – Set of functionalities that has as purpose to Record complaints of lack of power, inform data of the service and affected areas, back-up system to CBILL to serve the consumer.

  OPER – Set of functionalities that has as purpose to carry out the service of the events of lack of power through the use of communication via satellite (AVL) and carries out impact studies of the lack of energy through simulation of operations in the network.

  INTERFACE – Set of functionalities that has as purpose to carry out the integration with the internal and external systems with which it interacts, such as, commercial system, ERP and CRM.

In addition to OPER system, COD has SAGE – Open Power Management System developed by CEPEL installed to perform the Supervision and Control of the Medium Voltage Distribution System of CELG D, process that started in 2014. Currently, COD supervises and controls 68 reclosers of network, 86 Substations of 34.5 kV, in addition, it has the supervision of all barb uses of 34.5 kV and 13.8 kV of the Substations of COS, enabling greater agility in the decision making.

In addition to OPER and SAGE System, COD has several support systems to the operation of the medium voltage system, support system to the decision making to the dispatch of the services, which automatizes the dispatch of teams (COGNARE). It also has a portal (PORTAL COD) of reports used by the pre- and post-operation teams, and Real Time team, also used by the network maintenance and service teams. From the managerial point of view, PORTAL COD is used to follow-up TMAE- Average time of Emergency Care, DEC - Duration of Interruption per Consuming Unit, and FEC - Frequency of Interruption per Consuming Unit indicators.

2.4.1.2. MT and BT Operation

Supplementing the operation activities of Medium Voltage (MT) and Low Voltage (BT) coordinated by COD are the field teams, own and outsourced. Such teams are under responsibility of the Service Superintendence DD-SPSE, which also has the assignments of planning and performing the Maintenance activities of MT and BT networks.

The Service Superintendence has four service departments located in Goiânia, Rio Verde, Luziânia, and Anápolis.

The geographical distribution of such departments is showed below:

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Figure 34: Geographic distribution of such departments Source: CELG D

Almost the total of the field services of the operation is made by contracted teams. Currently, there are, in the whole CEG D, approximately 610 light teams (pairs) dedicated to such service. Approximately 40 heavy teams complete the existing resources related to the MT and BT operation. The light teams are compensated by Hh and present very low productity.

Until then the concept of multifunctional teams was not applied, which integrates the emergency and business service teams, usual in many Distributors. The business teams (connection, cut, reconnection) are under the management of the Commercial Board of Directors. Such situation implies in low synergy between the emergency and commercial service activities, affecting the productivity of the teams and resulting in greater costs and increase of the average time of service to emergencies – TMAE.

CELG D has one project in progress that creates the multifunctional teams, starts to compensate them per executed services and transfers the dispatch of the BT emergencies and commercial services to the contractors, through the Contractors’ Service Centers - CSC.

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It is expected an expressive increase of productivity of such light teams, reduction of costs, elimination of the overload in the dispatch by COD and reduction of TMAE.

The service bathes were already bided in such new model starting in August, and the process is in final phase of agreement upon prices for signature of the contracts.

Progressively up to the end of this year, the other seventeen batches will be bided.

2.4.2. Electric System Maintenance

The maintenance of the electric system of Celg D is divided into Technical (DT) and Distribution (DD) Boards of Directors. The first one is liable for the maintenance of the High Voltage equipment and facilities, comprehending the distribution lines at 69 and 138 kV and the substations at such voltage level, including the equipment of the bus bars of 34.5 and 13.8 kV and equipment of Celg D at the generation and transmission facilities that compose the electric system of Goiás. The Distribution Board of Directors is liable for the maintenance of the Medium and Low Voltage system, comprehending lines, networks, and substations at the voltages of 34.5, 13.8 kV, and lower.

2.4.2.1. AT Maintenance

The organizational structure of the Technical Board of Directors is showed in the following figure. The maintenance of the High voltage is assignment of the High Voltage Engineering and Maintenance Superintendence, which is structured in four departments:

  AT Substation Engineering Department

  AT Line Engineering Department

  AT Maintenance Department

  AT Maintenance Engineering and Control Department.

The whole structure is located in Goiânia, including shops and laboratories.

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Table 37: Diagram of the Technical Board of Directors. Source: CELG D

2.4.2.1.1. Maintenance philosophy

The maintenance philosophy for High Voltage equipment and facilities used by Celg D is based on the known concepts of preventive/predictive maintenance and corrective maintenance.

The preventive maintenance is actuated by time between maintenances, number of operations of equipment, follow-up of trends of results of previous tests, etc. and has the purpose of intervening in the equipment before a failure. Such type of maintenance depends on a robust maintenance engineering process that maintains accurate records of the whole lifecycle of the installed equipment, since its first energization. The records will contain the data of detected anomalies and failures, the types and periodicities of recommended tests (CA/CC Isolation, transformation relationship, operation time, winding resistance, etc.), the results of performed tests, the accumulated number of operations (where applicable), among others, and shall be systematically treated to follow-up the evolution of the condition of the equipment, and determine the proper time of intervention in the equipment to maintain or improve its conditions.

All anomalies detected in the facilities are transmitted to COS that maintains a control of the records, performed interventions, and pending items.

The preventive maintenance services are schedules in relation to the importance of the equipment, current situation of the equipment and indicative of trend of deterioration of its conditions.

In the event of voltage transformers and regulators, the preventive/predictive techniques are bases especially on the physical-chemical (annual) and chromatographic analysis of gases dissolved of the isolating oil, which has variable periodicity, depending on previous results. It is starting at the company the use of detection of partial discharges through acoustic method. There are resources for filtering and

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regeneration of oil (vacuum term) and for analysis of degree of paper polymerization. To the tap changers under load, the preventive maintenance is actuated in relation, basically, to the number of operations accumulated since the last intervention and the follow-up of the individual conditions.

Regularly, inspections of hot points in the substations are performed, using thermal imaging, with the intervention for scheduled recovery in relation to the location, intensity, etc.

For protection, control, and measurement systems, the preventive maintenance is carried out every three years, comprehending panels, protection relays, transducers, UTR, meters, recorders, concentrators, etc.

The preventive maintenance of the CA/CC auxiliary services is called with semestral periodicity, involving rectifiers, battery bank, panels.

In the circuit breakers, reclosers, and other maneuver equipment under load, the preventive maintenance is individually scheduled according to manufacturers’ recommendations and operation conditions of the equipment (maneuvers under short circuit and under load). It involves revisions of the command mechanisms, inspections, recoveries and/or replacements in the extinction systems and in the contacts, etc.

The corrective maintenance, on the other side, is deployed to restore the operational conditions of an item of equipment after the occurrence of defect or failure. Although it is possible to schedule the corrective maintenance, depending on the type of defect presented and on the possibility of extension of the defect and progression for failure and degree of importance of the equipment in the electric system, in general, the need of execution is imposed by urgency or emergency situations, with risks to people and facilities and interruption of supply of power in the electric system.

The concessionaire also has electromechanic shop with resources to repairs and refurbishment of transformation and maneuver equipment, in addition to analysis laboratory of conditions of isolating materials.

It is important to highlight the existence and use of movable substations, which make it feasible the performance of comprehensive maintenances in the equipment of the substations minimizing or eliminating interruption times of power supply to consumers.

The maintenance of AT substations, currently, is predominantly made with own personnel of the concessionaire.

To the High Voltage distribution lines (69 and 138 kV), the approach of maintenance is the performance of visual periodical inspections, including a thermal imager, with going up on towers, if required, concurrently with the performance of the repairs detected during the inspection. The inspections comprehend the cables, grounding system (light rod cable and counterweight), structures, isolators, hardware, connections, situation of easements (invasions, vegetation), crossing, fences, accesses, etc.

Teams outsourced under contract are used, with capacity of intervention in live line, individually followed by the concessionaire’s inspector. In the event of impossibility of immediate performance of the interventions detected in the field (due to atmospheric conditions, systemic conditions of operation, etc.) the services are scheduled for performance on a timely basis. The cleaning of the easement is the subject matter of specific contract.

The periodical schedule of the maintenance services of lines and AT substations is performed with intervenience of the operation and maintenance bodies involved, in a centralized manner, in Goiânia, aiming at uses of shutdowns and unavailabilities and optimization of use of resources.

2.4.2.1.2. Dimensioning of Resources

The maintenances of the Substations and Transmission lines of 69 kV and 138 kV, and repairs on equipment are performed by the High Voltage Maintenance Department and by the Engineering and

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Maintenance Control Department, which are subordinated to the High Voltage Engineering and Maintenance Superintendence, both centralized in Goiânia. Following the current structure is presented.

HIGH VOLTAGE MAINTENANCE DEPARTMENT – DT-DPAT:

Responsible for the planning, coordination, and supervision of the maintenance services of the Substations and Transmission Lines at the voltages of 69 kV and 138 kV, is structured in three actuation areas centralized in Goiânia, with actuation in the whole area of concession of CELG D.

Table 38: No. of Employees per Maintenance Department Source: CELG D

Personnel	Quantity
Engineer (manager)	1
Administrative (trainee + Pro-Cerrado)	1+1

COORDINATION OF HIGH VOLTAGE DISTRIBUTION LINE MAINTENANCE

Responsible for planning, organizing, directing, controlling, and coordinating the maintenance and commissioning activities of the Transmission Lines at the voltages of 69 kV and 138 kV, it has own personnel centralized in Goiânia, but it has outsourced services with maintenance teams in live line with decentralized bases.

Table 39: No. of Own Employees in the Maintenance Coordination. Source: CELG D

Own Personnel	Quantity
Engineer (coordinator)	1
Industrial Technician	6
Electrician	8
Administrative (trainee + Pro-Cerrado)	1+1

Table 40: No. of Outsourced Employees in the Maintenance Coordination. Source: CELG D D

Outsourced Personnel	Quantity
Foreman	4
Electrician	16
Driver	4
02 Teams of Track Cleaning

Table 41: Vehicles in the Maintenance Coordination. Source: CELG D

Vehicles	Quantity
Double-Cabin Pick-up 4x4	2
Simple-Cabin Pick-up	4

COORDIANTION OF HIGH VOLTAGE SUBSTATION MAINTENANCE - SMS

Responsible for scheduling, organizing, controlling, coordinating, and performing the maintenance and commissioning activities of equipment of Substations with voltage levels of 69 kV and 138 kV, centralized in Goiânia, with actuation in the whole concession area of CELG.

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Table 42: No. of Own Employees in the Maintenance Coordination. Source: CELG D

Own Personnel	Quantity
Engineer (coordinator)	1
Engineer	2
Industrial Technician	18
Electrician	16
Technical Assistant	5
Administrative (trainee + Pro-Cerrado)	1+1

Table 43: No. of Outsourced Employees in the Maintenance Coordination. Source: CELG D

Outsourced Personnel	Quantity
2 teams of Live Line Maintenance
Foreman	2
Electrician	8
Driver	2
4 teams of SE Maintenance
Electrician-driver	1
Electrician	2

Table 44: Vehicles in the Maintenance Coordination Source: CELG D

Vehicles	Quantity
Double-Cabin Pick-Up	5
Simple-Cabin Pick-Up	6
Truck	3

PROTECTION, MEASUREMENT, AND CONTROL COORDINATION - SPM

Responsible for scheduling, controlling, coordinating, and performing the maintenance and commissioning activities of the protection, measurement, command, control, and supervision systems of the substations with voltage level of 69 kV and 138 kV, centralized in Goiânia, with actuation in the whole concession area of CELG.

Table 45: No. of Own Employees. Source: CELG D

Own Personnel	Quantity
Engineer (coordinator)	1
Engineer	3
Industrial Technician	18
Electrician	2
Designer	1

Table 46: Quantity of Vehicles Source: CELG D

Vehicles	Quantity
Double-Cabin Pick-Up	2
Simple-Cabin Pick-Up	2

MAINTENANCE ENGINEERING AND CONTROL DEPARTMENT – DT-DPEM:

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Responsible for the planning, coordination, and supervision of the maintenance services of the Substations and Transmission Lines at the voltages of 69 kV and 138 kV, is structured in three actuation areas centralized in Goiânia, with actuation in the whole concession area of CELG D.

Table 47: No. of Own Employees. Source: CELG D

Personnel	Quantity
Engineer (manager)	1
Administrative Assistant	1

MAINTENANCE ENGINEERING COORDINATION

Responsible for the establishment of procedures, registration, and control of maintenance and commissioning of equipment and diagnoses using predictive techniques, in substations with voltage level of 69 kV and 138 kV, centralized in Goiânia, with actuation in the whole concession area of CELG.

Table 48: No. of Own Employees. Source: CELG D

Own Personnel	Quantity
Technician (coordinator)	1
Industrial Technician	2

ISOLATING MATERIAL LABORATORY COORDINATION

Responsible for the collection of oil and performance of chromoatography, physical-chemical tests, located in Goiânia, with actuation in the whole concession area of CELG.

Table 49: No. of Own Employees Source: CELG D

Own Personnel	Quantity
Chemist (coordinator)	1
Chemist	3
Chemistry Technician	1

Table 50: Quantity of Vehicles. Source: CELG D

Vehicles	Quantity
Automobile	1

ELECTROMECHANIC SHOP COORDINATION

Responsible for the analysis, diagnosis, recovery, and tests of damaged equipment with voltage level of up to 138 kV, as well as treatment and drying of oil of transformers, is installed in Goiânia, receives equipment of the whole concession area of CELG. It is also responsible by the treatment and supply of isolating oil to the whole company.

Table 51: Own Personnel Source: CELG D

Own Personnel	Quantity
Mechanic Engineer (coordinator)	1
Industrial Technician (electrotechnical	1
engineering)
Industrial Technician (mechanics)	1

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Maintenance Mechanic	7
Electrician	6
Administrative (trainee)	1

Table 52: Quantity of Vehicles Source: CELG D

Vehicles	Quantity
Automobile	1

Vehicles at disposal of the AT maintenance teams:

Department	Coordination	Number	Cabin	Plate
DT/DPAT	DT / DPAT - Protection, Measurement and	15700	duo	OGM 4430
DT/DPAT	DT / DPAT - Protection, Measurement and	15711	duo	OGM 4250
DT/DPAT	DT / DPAT - Protection, Measurement and	21652	single	OMQ 2445
DT/DPAT	DT / DPAT - Protection, Measurement and	22716	single	PQF 1053
DT/DPAT	DT / DPAT - Substation Maintenance	1053	van	ONU 7688
DT/DPAT	DT / DPAT - Substation Maintenance	3106	truck	NGP 7465
DT/DPAT	DT / DPAT - Substation Maintenance	3117	Munck	OMY 6259
DT/DPAT	DT / DPAT - Substation Maintenance	3118	Munck	OMW 6149
DT/DPAT	DT / DPAT - Substation Maintenance	15703	duo	OOB 9648
DT/DPAT	DT / DPAT - Substation Maintenance	15705	duo	OGM 4960
DT/DPAT	DT / DPAT - Substation Maintenance	15706	duo	OOC 0028
DT/DPAT	DT / DPAT - Substation Maintenance	15707	duo	OGM 4290
DT/DPAT	DT / DPAT - Substation Maintenance	15709	duo	OOB 9488
DT/DPAT	DT / DPAT - Substation Maintenance	21645	single	OMQ 2275
DT/DPAT	DT / DPAT - Substation Maintenance	22646	single	OMQ 0985
DT/DPAT	DT / DPAT - Substation Maintenance	21665	single	OMQ 3105
DT/DPAT	DT / DPAT - Substation Maintenance	22726	single	OMQ 0025
DT/DPAT	DT / DPAT - Substation Maintenance	-	Montana	OMJ 4895
DT/DPAT	DT / DPAT - Substation Maintenance	22733	single	OMQ 0405
DT/DPAT	DT / DPAT - Transmission Lines	15712	duo	OGM 4210
DT/DPAT	DT / DPAT - Transmission Lines	15702	duo	OGM 4390
DT/DPAT	DT / DPAT - Transmission Lines	21631	single	OMQ 6995
DT/DPAT	DT / DPAT - Transmission Lines	21653	single	OMQ 2475
DT/DPAT	DT / DPAT - Transmission Lines	21650	single	OMQ 2405
DT/DPAT	DT / DPAT - Transmission Lines	21648	single	OMQ 2385
DT/DPEM	DT / PEM - Electromechanical Workshop	23109	single	PQF 5673
DT/DPEM	DT / PEM - Electromechanical Workshop	15108	single	OMX 0003

Summary of Substations and Transformers effectively in Operation at Celg D – HV Maintenance:

Summary of substations and transformers Effectively Operating in CELG D System					
Nominal voltage (kV)	138	69	34,5	13,8	Total
Number of substations	47	68	210	2	327
Power (MVA)	2424,3	1462,59	1105,26	0,8	4992,95

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List of equipment effectively in operation (HV Maintenance):

Table 55: Equipment effectively in operation Source: CELG D

Equipment	Nominal voltage (kV)					Total
	13,8	138	34,5	69	Serv. Help	
Capacitor bank	98		20			118
Key Opening Charge	36					36
Disconnect switch		672	828	752		2252
compressor					8	8
Set of batteries					96	96
Set Measurement	22		1			23
switch	233	186	82	247		748
group Diesel					23	23
lightning rod		583		865		1448
reactor		1		2		3
Voltage regulator	1		17		1	19
Current balance relay					9	9
Phase current balance relay					1	1
Relay neutral current balance					10	10
differential relay					1	1
Relay away					57	57
Relay breaker failure					4	4
Relay ground fault					1	1
Relay frequency					3	3
Relay reclosing					63	63
Relay Timing					1	1
Overcurrent					155	155
Phase overcurrent relay					239	239
Relay neutral overcurrent					104	104
Relay directional overcurrent					20	20
Relay phase directional overcurrent					6	6
Relay directional ground overcurrent					4	4
Overcurrent phase / neutral					4	4
Overcurrent / reclosing					4	4
Relay Surge					14	14
Relay under / overvoltage					25	25
Undervoltage relay					13	13
Relay reclosing					12	12
differential relay					38	38
Relay voltage regulator					1	1
thermal relay					6	6
recloser	293		213	1		507
rectifier					151	151
disconnect				1		1
Current transformer	1038	566	434	723		2761
Power transformer	38	76	94	109		317
Voltage transformer	338	446	264	409		1457
TOTAL	2097	2530	1953	3109	1074	10763

Technical Reserve:

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2.4.2.1.3. Current Situation of AT Maintenance

It is checked that, due to the insufficient high voltage maintenance structure, associated to the age (obsolescence and end of service life) of an expressive portion of the assets of the electric system of Celg D, there is a predominance of execution of corrective maintenances, in detriment of the performance of the preventive maintenances.

In the event of time of use, as example, the graph below indicates the quantity of transformers and autotransformers per time of use:

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The need of corrective maintenance increases at an expressive rate. To exemplify, it may be seen, through the graphs presented below, the increase of the number of anomalies per month.

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SMS
1000
900
800
700
600
500
400
300
200
100
0
jan/13
mar/13
mai/13
jul/13
set/13
nov/13
jan/14
Pendentes
Novos
Sanados

SPM
600
500
400
300
200
100
0
jan/13
mar/13
mai/13
jul/13
set/13
nov/13
jan/14
Pendentes
Novos
Sanados

In the table below, examples of annual deficits of preventive maintenance are showed, which, certainly, contributes to increment the corrective maintenances.

Activities	Accumulated until Jan / 14	New Demands (Annual)	Annual capacity	Annual deficit
Preventive maintenance on Tap Load Switches	57	40	24	16
Preventive maintenance on circuit breakers and reclosers	123	120	96	24
Preventive maintenance of rectifiers and batteries	48	50	50	0
Thermographic inspections Substations	40	250	300	0
Corrective maintenance of equipment and facilities (Anomalies Notices)	1372	960	600	360

It is due to the fact that the human resources required to meet the preventive schedules are currently insufficient, being, therefore, the demand much higher than the capacity of the teams available to serve, as illustrated in the graphs as follows.

400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
-
124.800
80.245
44.555
80.245
272.497
Current Workforce
Current maintenance
Maintenance required
Quantity Man-hours
Quantity Man-hours Preventive
Quantity Man-hours Corrective

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The Summary Chart of Anomalies accumulates the records of each facility, as example below, maintained by COS based on the information transmitted upon the detection of the anomalies. Note that in addition to the Record of data of registration of the equipment, responsible sector, defect date and brief description of the anomaly, there is also an assessment of service priority in relation to the degree (from 1 to 3) assigned to three parameters: Seriousness, Urgency, and Trend.

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2.4.2.1.4. Planned Situation of the AT Maintenance

With the purpose of changing such maintenance situation, which has been installed for times, in 2011, studies were carried out aiming at the implementation of decentralized structure of the AT maintenance to Celg D, which basically was intended to the structuring of 7 regional maintenance centers, according to the figure as follows:

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General Management
Eastern Region Maintenance Center
Center for Engineering and Control Maintenance
Western Region Maintenance Center
Insulating Materials Laboratory
Electromechanical workshop
South Region Maintenance Center
Southwest Region Maintenance Center
Northeast Northeast Maintenance Center
Metropolitan Region Maintenance Center
North Region Maintenance Center
Protection Center, Measurement and Control
Protection and Measurement Laboratory
Equipment Center

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However, due to the great volume of resources required to the implementation of decentralization according to the proposal of the study of 2011, it was chosen to start the process with the implementation of four advanced maintenance stations located in the cities of Catalão, Formosa, Rio Verde, and Uruaçu, being liable for regions:

Table 61: List of Advanced maintenance stations in the Regions Source: CELG D

Base City	Regions
Formosa	Northeast
Uruaçu	North, Middle – North
Rio Verde	West, Southwest
Catalão	South, East

Location of the base cities:

Figure 41: Goiás Map per region Source: CELG D

Such advanced stations will perform the following services:

SUBSTATIONS:

  Perform the correction of hot spots in connections of gantries, equipment, and bus bars of the substations of CELG-D system;

  Assist in the performance of replacement or installation services of equipment of substations of CELG-D system;

  Assist in the services of preventive inspection in all components of yard of the substations of CELG-D system;

  Assist or perform maneuvers on equipment of the substations of CELG-D system;

  Assist in the performance of operational tests or survey of data in the substations of CELG-D system;

  Perform works of fighting or eviction of insects or animals in the substations of CELG-D system;

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  Assist in the loading and unloading services of materials and equipment;

  Assist in the performance of services of electro-mechanic assemblies in the substations of CELG-D system for improvement of the operational conditions;

  Assist in the performance of improvement services in the grounding system of the Substations of CELG-D system;

  Perform other tasks related and similar to the activity of preventive and corrective maintenance in Substations;

TRANSMISSION LINES:

This service is outsourced at the moment, with teams already decentralized, followed by own personnel.

The main activities carried out are the following:

  Preventive maintenance of the transmission lines;

  Corrective maintenance of the transmission lines;

  Inspection of transmission lines;

  Cleaning of track of transmission lines

Required resources:

The implementation of such advanced stations require the following minimum infrastructure of vehicles, tools, instruments, and own and outsourced personnel to their working:

Personnel:

Table 62: List of Advanced Stations per Own and Outsourced Personnel Source: CELG D

Advanced Stations	Own Personnel	Outsourced Personnel
Formosa	6 Electrotechnicians	1 ERMS Team
Uruaçu	6 Electrotechnicians	1 ERMS Team
Rio Verde	6 Electrotechnicians	1 ERMS Team
Catalão	6 Electrotechnicians	1 ERMS Team

Vehicles (Location):

Table 63: Vehicles per Advanced Stations Source: CELG D

Advanced	Double-Cabin	Sedan
Stations	Pick-Up	Automobile
Formosa	1	1
Uruaçu	1	1
Rio Verde	1	1
Catalão	1	1

Current Stage:

Currently, the four teams of maintenance of Substations are already contracted, composed by 03 electricians, 01 truck with Auto-crane and tools and some basic instruments. Teams of Live Line and Cleaning of Track for Maintenance of the High Voltage Lines are in phase of contracting.

Summarizing, based on the philosophy and proposal previously described, the concessionaire is adopting a maintenance plan of High Voltage to the period from2015, comprehending:

HIGH VOLTAGE DISTRIBUTION LINES:

  Cleaning of the tracks of all high voltage distribution lines (69 kV and 138 kV) using 04 (four) teams. Service forecast to be performed within 18 months;

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  Detailed preventive maintenance in all high voltage distribution lines (69 kV and 138 kV) using 04 (four) teams of live line. Service forecast to be performed within 18 months;

  Recovery of the grounding system of the high voltage distribution lines (69 kV and 138 kV) that are deteriorated;

  Replacement of porcelain isolators of poor quality to others of polymeric type of the high voltage distribution lines (69 kV and 138 kV);

HIGH VOLTAGE SUBSTATIONS:

  Replacement of obsolete and/or overcome reclosers of 13.8 kV and 34.5 kV of the high voltage substations;

  Recovery and recomposition of capacitating banks with reduced capacity and/or out of operation in the high voltage substations;

  Revitalization of degraded auxiliary CA/CC services of high voltage substations;

PREVENTIVE MAINENTANCE BASED ON PREDITIVE TECHNIQUES:

  Control of maintenance of circuit breakers and reclosers taking into account the numbers of operation per maneuver and per short-circuit;

  Control of maintenance of switches under load of power transformers, taking into account the operation numbers per maneuver and characteristics of the equipment;

  State control of the power transformers through physical-chemical and chromatography tests;

  Control of hot spots in facilities and equipment of high voltage substations using thermal imaging technique;

  Implementation of level control of partial discharges in power transformers through acoustic emission tests;

DESCENTRALIZATION OF THE MAINTENANCE AND RECOMPOSITION OF TEAMS:

  Implement the Maintenance Decentralization Program;

  Recomposition of the technical staff of the maintenance teams, aiming at reverting the current staff of preventive/corrective maintenance, that is, prioritize the preventive maintenances, which does not occur at the moment;

ELECTRO-MECHANIC SHOP:

  Recovery of reclosers of 13.8 kV and 34.5 kV for recomposition of high voltage substations and to meet the need of technical reserve of the system;

  Recovery of medium and big power transformers to meet the need of the technical reserve of the system;

  Regeneration of isolating mineral oil to meet demands of the whole system of CELG D.

TECHNICAL RESERVE:

  Maintain the control of the minimum quantities of equipment in technical reserve to meet the high voltage system.

2.4.2.2.	MT/BT Maintenance
2.4.2.2.1.	Maintenance philosophy

The maintenance philosophy of medium and high voltage of CELG D is based on the traditional concepts of preventive and corrective maintenance.

The MT maintenance is responsibility of two different Superintendences.

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2.4.2.2.2. MT equipment maintenance

It is the liability of the Medium Voltage Maintenance and Engineering Superintendence DD-SMPT.

The Management that specifically deals with such activities is DD – DPME and the activity comprehends the maintenance of the reclosers, bank of capacitators, and voltage regulators installed in the substations of 34.5-13.8 kV and in the MT networks.

The structure of the Management and the existing resources are showed in the figure below:

Figure 42: Management Structure Source: CELG D

The teams are all located in Goiânia, although they act in a separate manner per regions. Such teams comply with an annual schedule of inspections. Part of the anomalies is solved immediately, being the other ones scheduled, depending on the resources required and on the needs of shutdown.

There are also maintenance requests by COD and by the regional bodies.

The macroflow of the process is presented in the figure as follows:

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CELG
DISTRIBUIÇÃO
PROCESSO DE PLANEJAMENTO E
EXECUÇÃO DE SERVIÇOS DD-DPMT
ENTRADA DE SOLICITAÇÃO DE SERVIÇOS (COD/REGIONAIS)
SERVIÇO EMERGENCIAL?
SIM
ACIONA EQUIPE DE SOBREAVISO
NÃO
ANÁLISE
PLANO DE MANUTENÇÃO
PROGRAMAÇÃO DA INSPEÇÃO TÉCNICA
AÇÃO
EXECUÇÃO DAS ATIVIDADES PLANEJADAS E EMERGENCIAIS
SIM
NÃO
EXECUÇÃO SATISFATÓRIA?
ELABORAÇÃO E ANÁLISE DO RELATÓRIO DE EXECUÇÃO
DD / SPEM / DPMT – Departamento de Manutenção de Média Tensão
GESTORES: DD - Francisco de Assis / SPEM - Antonio de Almeida / DPMT: César Henrique
Slide: 20

The Maintenance Plan of 2015 was established with the following frequencies:

Table 64: Maintenance Plan of 2015 Source: CELG D

EQUIPMENT	ACTIVITY	FREQUENCY
Substations	Visual inspection	12 months
	Thermovision	12 months
Power Transformers	Visual inspection	12 months
	Thermovision	12 months
	Chromatographic Analysis	12 months
Reclosers	Visual inspection	12 months
	Thermovision	12 months
Voltage Regulators	Visual inspection	12 months
	Thermovision	12 months
Capacitors Bank	Visual inspection	12 months
	Thermovision	12 months

There is no management and follow-up system of the maintenance, which allows to record the anomalies and follow-up the performance of the services, as well as the level of pending items. Such management is made through spreadsheets at the moment.

The data related to the compliance with the Maintenance Plan in 2014 presents the following degree of performance:

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Table 65: Compliance with the Maintenance Plan in 2014 Source: CELG D

ACHIEVEMENT
ITEM
(%)
INSPECTION/MAINTENANCE - SEs	91
INSPECTION/MAINTENANCE – RECLOSERS	89
INSPECTION/MAINTENANCE – REGULATORS	88
INSPECTION/MAINTENANCE – BANK OF CAPACITORS	62

2.4.2.2.3. Situation of Maintenance of MT and BT Networks

The Service Superintendence is responsible for the planning and performance of the maintenance services of MT/BT networks.

As it was already addressed in the previous items, the Service Superintendence has 574 employees and is regionally organized in four departments according to the figure below:

There is a preventive maintenance plan, structured from methodologies developed in CELG D itself, which prioritizes the supplies to be inspected every year based on the simple frequency of interruption and in the participation of ANEEL sets and their respective suppliers in DEC, FEC, and compensations paid to the consumers.

Thus, it is established a ranking of criticality of the supplies.

So, an analysis of the criticality of the network components is made: trunk, derivation, BT circuits, consumers, using the same participation criterion of such components in DEC and FEC, identifying the supplies and their respective components to be prioritized.

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The next stage consists of previous inspections in the prioritized stretches by own personnel of CELG D to raise the non-compliances to be corrected.

For the interventions in the network, joint efforts are programmed deploying several outsourced teams, as a way of rationalizing the scheduled interruptions to solve the found irregularities.

For definition of the intervention priorities, the results of the analyses of the checked occurrences were also taken into account.

Part of the services is performed by live line teams.

The interventions in the networks are concentrated in some blocks of service types:

▪	Cleaning of track in rural networks
▪	Pruning of trees next to the networks
▪	Maintenance of structures: replacement of damaged items, such as crosses, isolators, cables, connections, etc.
▪	Revitalization of BT circuits
▪

Network improvements: they are planned interventions with the purpose of improving the coordination of the protection, the switching of the networks, generally by implementation of reclosers, installation and elimination of switches, interconnection of supplies, etc.

There is also an expressive volume of interventions in corrective maintenances.

Although the adopted methodology is efficient, it is clearly noticed an insufficiency of resources applied in the preventive maintenance in relation to the needs of the system, especially in the period of 2010-2014.

There is no a maintenance management and follow-up system yet, which allows to record the anomalies and follow-up the execution of the services, as well as the level of pending item. Such management is made through spreadsheets at the moment. A system has been developed together with the IT team with such purpose, with perspectives of completion for this year.

The outsourced resources managed by the Service Superintendence are presented in the tables below:

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2.4.3. Assessment of the Technical and Physical Conditions of the Assets

The due diligence comprehended, in addition to the analysis of the information made available by the concessionaire at the consultancy’s request, interviews with key personnel of the company and visits to facilities associated to the electric system of the concessionaire. The provided data was incomplete, obsolete, and sometimes conflicting or divergent, not allowing to obtain a credible image of the situation of the concessionaire’s electric system and organization, its main problems and the corresponding proposed solutions. Thus, the visits and interviews performed were essential to supplement the assessment of the operational technical conditions that it were intended to obtain from Celg D.

Taking into account all such information sources, it is checked that structural problems, resulting from the adoption in the past of solutions that may be considered palliative, currently affect the operation and performance of the distribution electric system of CELG D.

Due to the allocation of financial resources, the use in the past of the extension of distribution networks at 34.5 kV to supply regions, when the most proper solution would be the service at higher voltage levels, which works were naturally more expensive, led to the localized depletion of such voltage level to face the market expansion, which today forces, obligatorily, the construction of lines and substations at 69 and/or 138 kV, which has to occur from the available knots in the system, or even reinforcement through the Basic Network.

The said palliative solution resulted in a very long supplies, without proper switching, automation, or alternative supply resources, with the associated foreseeable problems of voltage control and performance. Today Medium Voltage (MT) substations are found with two or more transformers and demand around 10 MVA and high loading and/or overload in several AT/MT step down transformers.

Also, another option adopted in the past, of developing the High Voltage system of Celg D at the level of 69 kV, resulted in the implementation of very extensive lines and cables with gauges relatively small, eventually without installation of cable for radius along the whole route, causing problems associated with regulation and performance.

Several works forecast in previous cycles of planning were postponed or are delayed, in the system under responsibility of Celg D, as well as at the level of the transmission system. It is highlighted in such condition the suspension without determined term of the implementation of LDAT - Distribution Line at High Voltage 138 kV Carajás – Atlântico/Campinas, work that aims at solving several problems of service in Goiânia.

Over the supply system, there are several transformers with loading over 100% and an expressive portion of such equipment with loading between 80 and 100%, recommending since then the adoption of actions to enhance the transformation capacity.

Several substations in the metropolitan area of Goiânia and Anápolis are within the limit of the service capacity, counting on three step down transformers and extensive bus bars at 13.8 kV to the output of supplies, which number is also in the limit of the physical arrangement of the substation and of the geo-electric capacity of flow.

Increasing difficulties for acquisition of lands or of easements and rights of way get complicated and encumber the implementation of new facilities, whether substations or transmission lines, notably in the big urban centers.

In some regions of the State of Goiás, projects of power generation were implemented, but without the corresponding reinforcement or adequacy of the electric system where they were connected, with problems of losses and control of voltage.

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The said budget contentions in the recent years and their consequences (reduction of performance of preventive maintenance, increase of the number of events with failure, etc.) also led to the adoption of simplified solutions, whether in enhancements or serving events: some substations have operational flexibility compromised by the “slavery” of circuit breakers/reclosers of coupling or general (dedicated to maneuver of some specific equipment of the station) due to the removal of forced operation of maneuver equipment of supplies, or with a circuit breaker maneuvering two transformers, etc.

In summary, whether the performance of the existing system, evidenced in the continuity indexes presented by the concessionaire and in the difficulties of voltage control at satisfactory levels, and the fulfillment of the need of switching-on of new loads in the concession area are now compromised or suppressed, recommending the adoption of exceptional measures to its solution.

2.4.3.1. Transmission Lines

The distribution lines at High Voltage (69 and 138 kV) sum, respectively, 3598.5 km and 2217.5 km. The concessionaire did not make available recent loading data, only the data related to the year of 2013, insufficient to assess the current loading condition of the lines. However, a report of the System Operation indicates the lines that are currently under overload, showed in the following tables:

Table 68: Information of Transmission Lines and Loading Percentage Source: CELG D

Operation Information – Critical 69-kV Lines
LDAT	Loading %
LDAT Inhumas – Itaberaí	110%
LDAT Paranaíba – Itumbiara Nova	98%
LDAT Rio Verde - Cabriúva	103%
LDAT Rio Verde – Santa Helena	95%

Operation Information – Critical 38-kV Lines
LDAT	Loading %
LDAT Carajás – Goiá	103%
LDAT Carajás – Independência	120%
LDAT Jundiaí – Santana 1	116%
LDAT Rio Verde – R. Verde Furnas	97%
LDAT Xavantes -Arisco-Ferroviário	115%

The analysis of the data, the interviews made and the visits assesses the following verifications:

  There are older lines with structures assembled with metal trails, which make it difficult the maintenance works, with restrictions for services in live line.

  Older lines were built with low height of cable/ground (6.5 m).

  Some lines were constructed with light rod cables installed only in the arrivals of the substations.

  Ceramic, tempered glass, and polymeric isolators are used. Some 69-kV lines count only with 4 (four) isolators in the suspension and anchoring chains.

  In some lines, the installation of counter-weight was made at small depth, vulnerable to the action of agricultural machines and implements.

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  Absence of air signaling in several crossings of roads and similar.

  Out of the LDAT in operation, only two count on OPGQ cable, the other ones have light rod cable HS 5/16.

  Problems of invasion of easements in the urban stretches are common. Such invasions are documented (not the total of the cases) to make it feasible the removal process of invaders.

  The existing accesses to the structures are reminiscent from the time of construction of the lines. There is no systematic process of preservation of accesses.

  The track cleaning process is outsourced. In the visited lines, the track was reasonably clean. Information makes it clear that there is delay in the performance of the required cleaning.

  Cohabitation of lines with agricultural exploration activity is subject of continuous attention.

  There is need of reforms of several LDAT, comprehending re-conducting and/or re-tensioning, insertion of structures, replacement of grounding system – light rod cables, counterweight, connections, etc.)

  LDAT performance indexes were not informed.

  The process of maintenance of lines comprehends the performance of inspection and correction of the anomalies found immediately, unless in the event of operational restrictions or inadequate weather conditions. There is no previous inspection. The maintenance team, contracted with live line resources, displaces along the line under maintenance, followed by a fiscal of the concessionaire, performing the inspection and the repairs. The repairs that may not be immediately performed compose records of pending anomalies for future schedule.

In annex F, pictures of the stretches of the LDATs visited in this due diligence.

2.4.3.2. AT Substations

The 110 substations at High Voltage (36 and 139 kV) property of Celg D has installed capacity of 3826 MCA that, added to the 697 MVA of transformers of Celg D at third parties’ facilities, sum 4523 MVA of installed capacity.

The analysis of the loading measurements of the installed transformers indicates that within the period from January, 2014 to June, 2015, 36.7% of the equipment presented loading reading greater than 100% of the nominal power. If we consider the 22.3% of the equipment that presented load measurements between 80% and 100% of the nominal capacity, we checked that around 59% of the equipment demand short/medium term actions to adequate the transformation capacity with the required demand. Such data is gathered in the following table, which summarizes the data from the System Operation.

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However, it shall be highlighted that the fact of a supply presents, at any time of the period of measurements, maximum loading that subsidize the construction of the table above, does not mean that the supply is under overload condition. It because the measured loading may arise from any contingency of the system and/or because it is also possible the displacements of loads between supplies or substations, via MT network. Notwithstanding such safeguard, we opt to maintain the table, since there is indication of saturation situation.

It was not presented data on the operational conditions associated with the control of reactive and voltage, but information collected during the interviews indicate that the existing resources (regulating transformers – switches under load – and bank of capacitators) are exhausted in some regions and are not sufficient to the located needs of voltage control.

In terms of service life and update of the equipment in operation, there is a consensus that a considerable portion may be considered obsolete, whether by end of the service life, or by the involved technology, not suitable to the systemic needs and/or not consistent with the supervision and control system of the system operation.

It was not made available data of failure rates of AT equipment, except for the power transformers and autotransformers. The graph below shows the failure rates annually checked for such equipment within the period from 1979 to March/2015:

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In relation to the other AT equipment, data on the respective failure rates was not made available.

However, the analysis of the continuity indexes of the concessionaire (item Performance of the Electric System 2.4.4.1.1 of this Report) shows that occurrences with origin at High Voltage are a substantial portion of the total number of events, reflecting on the performance of the FEC and DEC indexes. Although it is not possible, due to the absence of information of the concessionaire, to dimension which is the contribution of equipment of AT substations (or of LDAT, for the same reason) in the events with origin at High Voltage, we may infer that the failure rate of such equipment is not negligible.

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Such hypothesis justifies as we joint consider the presented continuity indexes, the current situation of the AT maintenance (with low rate of performance of preventive maintenances) and the records of anomalies in each facility, maintained by COS.

In Annex H, as an example, the records of anomalies of the substations visited in this due diligence are showed, according to the control of the Operation Center in report of July/2015.

The visits to Ferroviária, Campinas, and Goiá substations, which are located in Goiânia; to Guapó, Cezarina, Acreúna, and Montividiu substations, in the respective cities; and Rio Verde Celg and Cabriúva substations, located in Rio Verde, representing 8% of the AT substations of Celg D, allowed the visual assessment of the state of preservation of the facilities, which may be extrapolated to the remaining substations. It is checked:

  The satisfactory cleaning and working state of the facilities of the command rooms.

  Reasonable cleaning of the yard covered with crushed rock and circulation roads. Such areas are cleaned by chemical cleaning, but the remainings of vegetation were found in the place. In one of the SEs it was checked fire signs in the vegetation of slopes, apparently resulting from fire for burning of vegetation removed from the yard.

  Absence of containment basin of isolating oil on the bases of transformers.

  Crushed rock with inadequate granulometry in some yards.

  Compromising of drainage in some SE, with reduction of the yard covered with crushed rock and the paving of the circulation road.

  Presence of watchmen in some SE of the metropolitan region; in other ones, use of local system of alarms and in contracted watching Center. Invasion alarms (opening of doors) are not transmitted at real time to COS.

  Existence of installed equipment of transformation, maneuver, protection, and control of several technologies and update degrees, demanding tools, instrumentation, and comprehending knowledge of the maintenance teams.

  Some analogic meters are being removed from the command panels.

  There is no signaling or labeling of equipment in special conditions in the stations. Such information is in COS, although it is in the books of occurrences and anomalies existing in the command rooms.

  Existence of several damaged or removed equipment (isolators, racks, and plates of switches of 13.8 kV, TCs, fuses, and units of bank of capacitators, block coil).

  Corrosion in some structures of gantries.

  Existence of emergency motor/generator group in some stations.

  Absence of padlocks of operation block in the mechanical command mechanisms of switches.

  Low height of powered parts in some arrangements used in the substations, in the several voltages (13.8, 34.5, 69, and 138 kV).

  Presence of fire extinguishers proper for electric facilities, although the dimensioning needs to be revised.

  Limiting wire fences with no crossed wire in some SEs; in others, fences with wood stakes, short, with excessive spacing between wires, with no proper switching and grounding.

  Several substations with wall, supplemented with anti-invasion fence.

  SE Rio Verde Celg with compact physical arrangement that difficults and compromises the maintenance activities.

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  Several banks of capacitators with reduced power (absent fuses and/or capacitators)

  Dropping of oil in several power transformers.

  Presence of big birds in the gantries of some SE, with evidences of events of discharges caused by such animals.

  Existence of preset points and facilities for connection of mobile SE.

  Areas of the lands of SE (much) longer than the current (or future) need.

  Rests of kites and their lines on bus bars and equipment.

  Limitation and signaling of area for enhancement works insufficient from the point of view of personnel’s safety. Trenches opened for services without signaling.

  Operators of the Points of Station Operation (POE) with assignments restricted to the operation of the stations, under actuation of COS. They do not perform any maintenance activities, but some activities associated to the preservation of the facilities. They do not perform systematic routine of inspection of the substations, although there is guide/form for inspections.

  Training process of the POE personnel is not systematized and certified.

  Periodical operational tests are not performed on the equipment not maneuvered for a long time, for verification/certification of proper working.

  Some units of banks of non-sealed batteries presenting deposits and deformed plates.

  Local communication resources with cell phone – extension and/or OPLAT.

  Existence of updated plastified unifilar diagrams, event and anomaly record books, forms, and instructions for services on the equipment, operation instructions, and standardized maneuvers.

  Existence of signaling and identification of equipment and clearances in the yards, although some of them are in need of revitalization, since they are partially faded away.
  Visual conditions of the visited facilities do not show negligence or abandonment, but reflect the restrictions of maintenance and preservation resources faced by the concessionaire.

The pictures of the visited Substations are in Annex I.

2.4.3.3.	MT/BT Networks
2.4.3.3.1.1.	Loading levels

The loading levels of MT and BT were assessed based on the loading of the supplies and the distribution transformers.

The information provided by CELG D based on loading calculations made by SGT from the installed capacity of the transformers.

The table below presents the situation of the supplies:

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2.4.3.3.1.2. Voltage levels

The voltage in permanent regime in the connection points of the consumers to the system of the Distributors shall occur within certain ranges established in the regulation of the sector through the Distribution Procedures – PRODIST, specifically in its module 8, section 8.1 – Product Quality.

In this module, the voltage variation values accepted in the Proper, Precarious, and Critical rants are defined.

It is also defined the indicators of duration index related to the transgression to the precarious voltage (DRP) ADN to the critical voltage (DRC). Such indicators are assessed through voltage measurements performed by the concessionaire in consuming units to serve the consumers’ complaints and following a quarterly sampling plan defined by ANEEL through raffle of consuming units made by the agency. The two indicators have maximum limits, which when exceeded will result in financial compensations to the consumers through the energy bill.

From the set of voltage measurements of the units of a given sample consumers are cleared also DRPE indicators and DRCE, respectively relative duration of transgression to precarious equivalent and Duration Voltage On transgression for Critical Voltage equivalent. These indicators represent the deviations of equivalent voltage of the sample and are disseminated periodically in ANEEL's web site.

In the period of 2010-2015, CELG D did not pay compensations to consumers by extrapolation limits of DRP - Duration relating the transgression to precarious Voltage and DRC - Duration relating the transgression for Critical Voltage , according to the table below:

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The data does not mean, however, that CELG D does not have investments to realize to solve voltage problems. The information provided by CELG D based on SGT voltage calculations from the installed capacity of the transformers indicate that 419 supplies present voltage drop over 5%, representing 41% of the total.

2.4.4. Main critical points

The visual inspections and the analysis of the information provided by CELG D indicate the existence of critical points in MT and BT networks, result of long period with low investment in preventive maintenance and improvements in the networks.

In the MT networks, CELG D has attempted to implement in the new expansions and refurbishment in the standard of Protected Air Networks in MT and Isolated Air Networks in BT, but the existing percent in such new standard is still small: 20.7% in BT and 0.59% in MT.

The concrete poles represent more than 95% of the total installed and the other ones are items to be replaced by the poor preservation state and questions related to the safety in the work.

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A critical point that calls attention is the great amount of connections of BT network to the Standards of input of the consumers made in a precarious manner, with great presence of “plows”( The simple way to amendment of cables without employment of connectors).

Such situation results in high number of interruptions in the supply of power to individual consumers for failures in the connection of the pole to the gutter. Such interruptions has low reflex in DEC and FEC, but demand significant resources of the field teams to meet the consumers’ complaints.

2.4.4.1.1. Performance of the Electric System

Following, it is described, in a brief manner, the main problems faced by CELG D to serve its concession area. In the sequence, it is analyzed the performance in terms of the continuity indicators checked.

2.4.4.1.2. Main problems per region of Celg D

For the purposes of management, the concessionaire divides its concession area in the following geo-electric regions:

  North Region (Porangatu and Itapaci)

  Northeast Region (Iaciara)

  West Region (Iporá e Goiás)

  Middle-North Region (Anápolis)

  East Region (Águas Lindas, Luziânia, Formosa and surrounding Brasília)

  Metropolitan Region (Grande Goiânia)

  South Region (Morrinhos and Catalão)

  Southwest Region (Rio Verde)

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Figure 47: Geoelectric Regions of Celg D

It is briefly described the problems that affect the proper service to the supply of power to the consumers of the concession area of Celg D, per region:

North Region

  Low voltage levels due to the existence of long radial circuits;

  Difficulties to support the future growth of loads of the region;

  Overload on equipment and facilities;

  Problems in the service to Niquelândia, Itapaci, Uruaçu, and Formoso (restriction to the connection of new loads, unsatisfactory levels of voltage, low continuity indexes of service).

Northeast Region

  Difficulties for supply to irrigators;

  Difficulties for surplus generation flow, with significant volume of electric losses;

  Problems in the service to Iaciara, Itiquira, Planaltina, São João D’Aliança, Flores de Goiás
  (restriction to connection of new loads, unsatisfactory voltage levels, low service continuity indexes).

Metropolitan Region

  Overloads in several transformers and difficulties for rearrangement of loads;

  High loading of the Distribution Lines at High Voltage (LDAT) 138 kV;

  Low power factor;

  Low voltage levels in some substations/sub-regions;

  Restrictions for connection of new loads;

West Region

  Depletion of resources of voltage control (Itapaci, Itapuranga, Goiás, Fazenda Canadá, Britânia, Aruanã);

  Depletion of LDAT 69 kV Inhúmas-Itaberaí;

  Overload in transformation 138/69 – Jussara;

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  Problems in the service to several cities – Montes Claros, Paraúna, Ponte de Pedra, Cezarina, Indiara, Varjão, Anicuns, Nazário (restriction to the connection of new loads, unsatisfactory voltage levels, low service continuity levels).

Middle-North Region

  Depletion of transformation capacity of the SE of Anápolis;

  Difficulty to voltage control in Corumbá;

  Problems in the service to Goianópolis, Pirenópolis, Abadiânia, and Silvânia (restriction to connection of new loads, unsatisfactory voltage levels, low continuity levels of service).

South Region

  High loading in the circuits of 69 kV;

  Low voltage levels;

  Restrictions for release of new loads;

  Seasonality and growth of load of the region of Caldas Novas.

Southwest Region

  Overload in transformers;

  Located depletion of the 34.5-kVnetwork;

  Problems in the service to Rio Verde, Mineiros, and Santa Helena (restriction to the connection of new loads, unsatisfactory voltage levels, low service continuity levels).

  Restrictions to connections of irrigators in Acreúnas, Caçu, and Quirinópolis.

East Region

  Low voltage levels;

  Depletion of the 34.5-kV network to serve irrigators;

  Great urban expansion of the cities surrounding Brasília;

  Low service continuity levels;

  Repressed demand;

  Overloads in transformers;

  Problems in the service to Águas Lindas, Luziânia, Pamplona, Cristalina, and Santo Antônio do Descoberto (it with total depletion of the existing resources).

2.4.4.1.3. Performance analysis

The problems listed in the previous item are reflected in the concessionaire’s continuity indexes. The performance of the electric system of CELG D has showed to be precarious in the last few years, with results of duration and frequency of interruptions that extrapolate a much the regulatory limits.

The evolution of TMAE, DEC, and FEC shows a progressive worsening in the performance of the electric system. Such subject will be detailed in depth in the chapter Quality.

The information obtained indicate the following as the main causes of this worsening:

  Low investment level indicated in the period in maintenance, expansion, and improvement in AT, MT, and BT, generating several points of narrowing in the electric system and insufficient repositioning of assets;

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  Centralization of the dispatch activities of MT and BT in Goiânia from 2012, generating overload to COD operations and significant increase of the times of preparation of the teams.

  Change in the methodology of data gathering

The figures below present the participation of several components of the electric system in the DEC and FEC indexes in 2014 and 2015 (up to July), indicating the components that shall be the main focus of the improvement actions:

Extermo
1%
AT
12%
Unidade
Consumidora
1%
Tronco
23%
Rede Secundária
13%
SE MT
13%
Derivação
37%

Unidade
Consumidora
1%
AT
9%
Extermo
1%
Rede
Secundária
10%
Tronco
51%
Derivação
27%
SE MT
1%

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Extermo
5%
Tronco
32%
AT
28%
Unidade
Consumidora
0%
Rede
Secundária
8%
Derivação
16%
SE MT
11%

Extermo
3%
AT
28%
Tronco
50%
Unidade
Consumidora
0%
Rede
Secundária
6%
Derivação
12%
SE MT
1%

In early 2015, ANEEL determined that CELG D prepared a Result Plan that would allow to revert the deterioration situation of the performance, in order to make it available the convergence of DEC and FEC values to the regulatory limits and the improvement of the satisfaction index – IASC up to 2017. Also the economical-financial sustainability conditions of the company should be reached in the same period.

Considering the technical and economical-financial unfeasibility of achieving within two years the established goals and after negotiations of CELD D with ANEE, an agreement was reached that the convergence of the duration and frequency indicators of interruptions would occur up to 2019. The Result Plan was delivered to the Regulatory Agency in April this year considering such premise.

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It is easy to notice that the challenge imposed to CELG D so that it is able to comply with the directions above, especially of DEC, is very great. The Result Plan points out the actions required to reach the proposed purposes, which may be grouped in three great axles:

  Expressive investment program in the period of five years, 2015-2019, especially comprehending expansion and improvements in AT and MT, aiming at solving the most critical problems of overload and voltage level, repressed demand and renewal of assets. It is important to highlight that the works of capacity increase and new facilities also have significant reflexes on the performance of the electric system, upon reducing the failure rates and allowing greater flexibility in the system operation.

  Structural changes in the contracting forms of the companies providing services to emergencies and commercial services, which will become to make the dispatch of the BT emergency services, will work with multifunctional teams, and will be compensated for performed services and not more for Hh. The purposes are to release the dispatch of the teams by COD to the MT emergencies, reducing the preparation time, and at the same time increasing the productivity of the field teams from 3 to 4 services/day to 7 services/day. The multifunctionality contributes to increase the productivity of the teams and reduce the times of service to emergencies. The impact expected in the reduction of TMAE – Average Time of Emergency Services is expressive, with direct reflexes in the DEC reduction.

  Revision of the coordination of the protection of MT networks, with implementation of more reclosers of network, removal, and repositioning of fuse switches and knife switches. The current problems resulting from the lack of coordination of the protection have strong impacts on DEC, upon causing that interruptions that would be momentaneous become sustained and increasing the area and the number of affected consumers in each supply interruption.

Anyway, such actions will demand an effort with no precedents in CELG in terms of investments and improvement of processes within a period of five years, essential so that such DEC and FEC goals are reached.

2.4.5. Required investments in the distribution system within 30 years

The solution of the problems Celg D faces to meet the consumers’ needs in its concession area demands, among other measures, the execution of several works that convert into an expressive volume of investments.

2.4.5.1. Investments proposed by Celg D for the period of ten years (2015 to 2024)

To meet the determinations of ANEEL and the commitments of conduct adjustments executed by the concessionaire, a Result Plan was developed, comprehending a period of two our four years, containing the related actions and resources associated with the improvement of the quality indexes of service, among others. The two terms informed refer, the first, to the term initially established by the Agency, and the second, to the term required by the concessionaire (which justifications were accepted by the Agency).

Such programs enter and are contained in the Distribution Development Plan (PDD), required from the distributors in the Distribution Procedures, covering a period of ten years ahead.

Supplementary to such resources, the concessionaire lists additional programs, comprehending obligations of universalization of service and resources required of automation of networks and for maintenance of substations – acquisition of mobile SEs.

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Concatenating all such information, in tables of Annex J, summarized in the following tables, all annual investment programs proposed by the concessionaire are listed, which are associated with the problems previously described, covering a period of ten years.

It is important to note that it was not possible to establish, with the concessionaire’s information, a direct relationship of such proposed programs with growth variables normally deployed in planning of such kind, as market (MWh) and demand (MW), number of consumers, extension of AT/MT/BT network.

Also note that the investment list of 2015 considers works that already started up or are in progress on this date.

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Figura 52: Additional investments Source: CELG D

Additional investments	2015	2016	2017	2018	2019
EXPANSION	**51.242.351**	**93.755.151**	**140.983.878**	**87.444.504**	**92.754.767**
Rural Electrification PLPt + Universal	42.749.811	83.776.350	129.308.681	73.784.523	76.772.590
CDE	10.307.460	26.145.129			
Financing (RGR)	5.598.604	13.557.611			
My home, my life	8.492.540	9.978.801	11.675.197	13.659.980	15.982.177
IMPROVEMENT	**-**	**41.600.000**	**41.600.000**	**24.600.000**	**24.600.000**
Acquisition of SES MOVE AT		12.000.000	12.000.000		
Acquisition of SES MOBILE MT		5.000.000	5.000.000		
Network automation		24.600.000	24.600.000	24.600.000	24.600.000
TOTAL - Additional Investments	**51.242.351**	**135.355.151**	**182.583.878**	**112.044.504**	**117.354.767**

Additional investments	2020	2021	2022	2023	2024
EXPANSION	**76.484.118**	**23.714.700**	**23.240.406**	**22.775.598**	**22.320.086**
Rural Electrification PLPt + Universal	57.784.971	23.714.700	23.240.406	22.775.598	22.320.086
CDE					
Financing (RGR)					
My home, my life	18.699.147				
IMPROVEMENT	**24.600.000**	**-**	**-**	**-**	**-**
Acquisition of SES MOVE AT					
Acquisition of SES MOBILE MT					
Network automation	24.600.000				
TOTAL - Additional Investments	**101.084.118**	**23.714.700**	**23.240.406**	**22.775.598**	**22.320.086**

Investimentos em Prédios e Frota				
	2016	**2017**	**2018**	**2019**
Adequação de prédios	2.000.000,00			
Complementação de obras do projeto CFTV	1.850.000,00	3.250.000,00		
Reforma CTN Ferroviário	70.000,00			
Construção novo Centro Treinamento		1.700.000,00		
Reforma do DD-DPCT	450.000,00			
Reformas gerais		1.200.000,00	1.200.000,00	1.200.000,00
Recuperação ambiental e infraestrutura Almox:	600.000,00	600.000,00		
Reestruturação da SPLS			4.250.000,00	4.250.000,00
Subtotal Prédios	**4.970.000,00**	**6.750.000,00**	**5.450.000,00**	**5.450.000,00**
Guincho para Suprimento e Logística	1.500.000,00			1.500.000,00
12 caminhões	2.600.000,00	3.200.000,00		
01 empilhadeira		120.000,00		
01 guindaste 60 ton		890.000,00		
01 guindaste 100 ton			1.650.000,00	
Subtotal Frota	**4.100.000,00**	**4.210.000,00**	**1.650.000,00**	**1.500.000,00**

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2.5. Quality

In this chapter, focus is put on the description of the current situation of the service quality of CELG D, as well as on the presentation of its plans in the future.

For such, in first place, the several indicators used by ANEEL for the service assessment are described.

Then, it was approached the results of “ANEEL Index of consumer’s satisfaction” (IASC) and the “Satisfaction Research of the Urban Residential Consumer” developed by ABRADEE.

Since CELG D presents a critical situation in such matter, it was necessary to include the document called

“Result Plan”, prepared by the company, to present the plans and actions to develop to reach the quality in the terms the Regulator requires, in the point of view of the distributor.

2.5.1. Service quality

At the time of talking about the quality of the power energy distribution service, the first step is to know the regulamentation the regulator applies, according to the case. Thus, and in the case of Brazil, Module 8 of PRODIST2 establishes the procedures related to the quality of the electric power, approaching the quality of the product and the service provided.

The quality of the services provided comprehends the assessment of the interruptions in the supply of electric power. In such aspect, two types of indicators are highlighted:

1.	Indicators of time of service to the emergency events:
	o	TMP, TMD, TME, TMAE.
2.	Indicators of continuity of the service to the emergency events:
	o	Individual: DIC, FIC, and DMIC.
	o	Collective: DEC and FEC.

Following such indicators will be explained, as well as the historical values thereof for CELG D will be showed.

2.5.1.1. Indicators of time of service to emergency events

According to ANEEL standard, the distributor shall have systems of emergency services, accessible to the consumers, so that they present their complaints and problems related to the electric power distribution service, without prejudice of the deployment of other forms of automatic sensing of the network.

Module 8 of PRODIST resolves that the distributor shall assess the following indicators of time of service to emergency events:

  TMP: Average Preparation Time: it measures the efficiency of the communication means, dimensioning of the teams and flows of information of the Operation Centers.

  TMD: Average Displacement Time: it measures the efficacy of the geographic location of the maintenance and operation teams.

  TME: Average Execution Time: it measures the efficacy of the re-establishment of the distribution system by the maintenance and operation teams

  TMAE: Average Time of Service to Emergencies, calculated with the following formula:

TMAE = TMP + TMD + TME

2 Procedures of Electric Power Distribution in the National Electric System (PRODIST)

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In addition to such indicators, it is defined the *Percentage of the number of emergency events with interruption of power* (**PNIE**), using the following equation:

$$PNIE = NIE / n * 100$$

The following graph details the annual TMAE evolution in minutes within the period 2012-2014 to CELG D. Note that TMAE presents a trend to drop, since in 2014 the recorded value was 217.2 minutes, being 9% under the value recorded in 2013 (347.1 minutes). However, it reaches a reduction even greater if compared to 2012 (-11% in the period).

Figure 54: TMAE (minutes) - Source: CELG D

400,0
350,0
300,0
250,0
200,0
150,0
100,0
50,0
0,0
357,1
40,6
40,0
276,5
347,1
46,0
41,9
259,3
317,2
41,1
43,2
232,9
2012
2013
2014
TME
TMD
TMP

Out of TMAE demonstrated to 2014, 73% (232.9 minutes) correspond to TMP, 14% (43.2 minutes) to TMD and the remaining 13% to TME (41.1 minutes). Such trend maintains in the two analyzed terms, indicating that the Average Preparation Time has a very important weight in the definition of the indicator. The following table exhibits the evolution of the indicators and the annual growth recorded to each of them.

TMAE (minuts)	2012	2013	2014
TMAE	357,1	347,1	317,2
TMD	40,0	41,9	43,2
TME	40,6	46,0	41,1
TMP	276,5	259,3	232,9

Annual Growth	2012	2013	2014
TMAE	42,8%	-3%	-9%
TMD	-1,1%	5%	3%
TME	21,1%	13%	-11%
TMP	57,0%	-6%	-10%

On the other side, PNIE indicator is defined, which establishes the relationship between the number of emergency events with electric power interruption (NIE) and the number of emergency events checked in the set of consuming unit, within the assessment period considered (n). Next, the table quantifies the data used to obtain the indicator.

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	2012	2013	2014
NIE	340.505	303.297	325.868
Nº Events	519.726	545.465	579.202
PNIE	65,5%	55,6%	56,3%
% Growth		-15,1%	1,2%

In 2014, 579,202 emergency events were recorded in the set of consuming units, out of which 325,868 were with electric power interruption. From the relationship between such two values, PNIE indicator is obtained, meaning to the said year the value of 56.3$. It means that, at least, one of every two events represented interruption in the power supply.

However, note that TMAE, the trend of PNIE is descending. In 2014, it was recorded an increase in the order of 1.% in relation to 2013, but when compared to 2012, a reduction of approximately 14% was recorded, as the following figure demonstrates:

Figure 55: PNIE Evolution in %. Source: CELG D

100,0%
80,0%
60,0%
40,0%
20,0%
0,0%
65,5%
55,6%
56,3%
2012
2013
2014

2.5.1.2. *Indicators of continuity of the power distribution service*

Module 8 of PRODIST defines that, through the control of the interruptions, from the calculation and disclosure of the service continuity indicators, the distributors, the consumers, and ANEEL may assess the quality of the provided service and the performance of the electric system. For such, two types of indicators are defined:

- *Individual continuity indicators*
    - **DIC**: Duration of Individual Interruption per Consuming Unit or per Connection Point.
    - **FIC**: Frequency of Individual interruption per Consuming Unit or per Connection Point.
    - **DMIC**: Maximum Duration of Continuous Interruption per Consuming Unit or per Connection Point.
    - **DICRI**: Duration of the individual interruption occurred in a critical day per consuming unit or connection point.

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- *Indicators of continuity of set of consuming units*[3]
  - **DEC:** Equivalent Duration of Interruption per Consuming Unit, expressed in hours and hundredths of hour:

$$DEC = \frac{\sum_{i=1}^{Cc} DIC(i)}{Cc}$$

  - **FEC:** Equivalent Frequency of Interruption per Consuming Unit, expressed in number of interruptions and hundredths of the number of interruptions:

$$FEC = \frac{\sum_{i=1}^{Cc} FIC(i)}{Cc}$$

where:

i = index of consuming units serve in invoiced BT or MT of the set;

Cc = total number of invoiced consuming unit of the set in the assessment period, served at BT or MT.

The continuity indicators of set of consuming units and individual consuming units shall be assessed considering the long-duration interruptions.

For assessment of DEC and FEC indicators, it shall be considered the long-duration interruptions, having to be segregated in the following indicators:

- DECxp and FECxp: DEC or FEC due to interruption of origin external to the distribution system and scheduled, not occurred in critical day;
- DECxn and FECxn: DEC or FEC due to interruption of origin external to the distritbution system and not scheduled, not occurred in critical day;
- DECip and FECip: DEC or FEC due to interruption of origin internal to the distribution system and scheduled, not occurred in critical day;
- DECind and FECind: DEC or FEC due to interruption of origin internal to the distribution system, not scheduled and may not be expurgated.

Then, ANEEL defines maximum values of DEC and FEC per set of consuming unit, as well as per each distributor of the country, called limit or standard DEC and FEC.

The following table presents values resulting from the FEC and DEC indicators assessed to CELG D, in the time period since 2008 until 2014. Additionally, the limit value for each year is made available, as well as Brazil value, with the purpose of being able to assess and perform the performance of the distributor.

Indicators		2008	2009	2010	2011	2012	2013	2014
DEC	Celg D Assessed	23,43	24,9	20,84	22,27	35,72	40,03	40,4
	Celg D Limit	20,73	20,15	19,39	18,74	17,94	17,29	16,63
	Brazil	16,65	18,77	18,42	18,5	18,66	18,26	17,61
FEC	Celg D Assessed	21,05	20,72	16,03	18,51	24,21	26,24	27,24
	Celg D Limit	21,69	20,61	19,16	18,51	17,68	16,76	15,51
	Brazil	11,37	11,72	11,31	11,18	11,11	10,49	9,94

[3] The set of consuming units is defined per Distribution Substation (SED)

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Regarding the assessed DEC of CELG D, it is always clear that it has been the greater value of LimitDEC established by the Regulator. However, note that in 2012 it has a sudden growth, in the order of 60% in relation to 2011. Then, to 2013 and 2014, the value of 40 was maintained, while the limit value for 2014 is 16.63 (2.4 times greater).

On the other side, FEC index presented best results in comparison to the standard in 2008, 2010, and 2011 (to the year of 2009 it was greater only at 0.11 points). However, since 2012, the indicator had a strong increase, reaching the 24.21 interruptions per consuming unit a year. See that the trend of the assessed FEC of CELG D is increasing, although the regulatory value is decreasing as the years pass by. Finally, to 2014, the FEC value of the company was 24.24, being the regulatory value of 15.51 (1.75 times greater).

Then, two graphs were designed to compare the DEC and FEC levels assessed versus the regulatory limit established by ANEEL.

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On the other side, it is performed the DEC and FEC values assessed per set of consuming units to 2014. Such disaggregation is important since it allows to identify those units that are critical to CELG D. Thus, the focus is on the works to improve the quality thereof and, as consequence, the company's global quality.

Note that the green cells highlight those values of DEC and FEC that respected the limits set forth by ANEEL, also detailed in the following table.

Set of Consuming Units	DEC		FEC	
	Assessed	Limit	Assessed	Limit
ACREUNA	56,96	16,0	44,82	13,0
AEROPORTO S1	11,1	11,0	13,68	11,0
AEROPORTO S2	7,26	8,0	7,27	7,0
AEROPORTO S3	7	7,0	11,51	7,0
AGUAS LINDAS DE GOIAS S1	30,33	17,0	17,85	16,0
AGUAS LINDAS DE GOIAS S2	55,19	26,0	36,09	25,0
ALEXANIA	50,97	18,0	47,45	16,0
ALTO BURITI	27,19	13,0	11,69	13,0
ANAPOLIS UNIVERSITARIO S1	25,07	14,0	19,29	12,0
ANAPOLIS UNIVERSITARIO S2	11,01	10,0	10,63	11,0
ANHANGUERA	33,8	11,0	24,67	10,0
ANICUNS	64,97	20,0	78,53	26,0
ARACU	132,03	21,0	50,2	23,0
ARAGARCAS	21,15	15,0	23,48	25,0
ARENOPOLIS	83,58	27,0	29,37	22,0
ARUANA	44,4	22,0	43,78	24,0
ATLANTICO S1	19,28	10,0	18,96	10,0
ATLANTICO S2	16,79	11,0	12,41	10,0
ATLANTICO S3	15,21	11,0	13,92	10,0
BARRO ALTO	137,03	28,0	35,06	21,0
BELA VISTA S1	29,3	23,0	17,98	14,0
BELA VISTA S2	76,83	23,0	36,86	18,0
BOM JARDIM	52,36	26,0	29,23	25,0
BOM JESUS DE GOIAS	40,88	15,0	45,79	15,0
BRITANIA	143,47	45,0	62,72	35,0
CABRIUVA S1	26,59	10,0	18,43	11,0
CABRIUVA S2	183,28	12,0	51,02	15,0
CACHOEIRA ALTA	55,77	22,0	42,35	21,0
CACHOEIRA DOURADA	55,63	20,0	26,5	13,0
CAIAPONIA	97,73	26,0	35,01	21,0
CALDAS NOVAS S1	34,31	26,0	17,05	27,0
CALDAS NOVAS S2	18,18	10,0	14,98	16,0
CAMPINAS S1	14,25	10,0	13,8	8,0
CAMPINAS S2	18,08	10,0	13,06	10,0
CAMPINORTE	55,08	26,0	23,11	18,0
CAMPO ALEGRE DE GOIAS	55,65	21,0	22,38	14,0
CARAJAS	33,64	14,0	17,96	12,0
CATALAO S1	46,08	26,0	22,84	22,0
CATALAO S2	11,15	15,0	8,38	13,0
CEPAIGO S1	42,19	22,0	21,88	18,0
CEPAIGO S2	61,81	22,0	38,8	28,0
CEZARINA	49,85	28,0	29,82	30,0
CHAPADAO DO CEU	54,38	20,0	56,07	32,0
CORUMBA	64,52	16,0	35,29	16,0
CRISTALINA S1	49,82	22,0	30,52	16,0
CRISTALINA S2	147,78	23,0	58,19	17,0
CRISTIANOPOLIS	42,02	30,0	19,21	19,0
DAIA S1	35,0	21,0	23,11	20,0
DAIA S2	84,24	21,0	48,51	20,0
EDEIA	65,91	32,0	36,46	26,0
FAB. CIM. ITAU	89,08	16,0	33,96	14,0
FERROVIARIO S1	24,95	13,0	24,3	11,0
FERROVIARIO S2	26,94	10,0	22,58	11,0
FERROVIARIO S3	22,63	11,0	23,33	12,0
FIRMINOPOLIS S1	39,26	20,0	20,3	20,0
FIRMINOPOLIS S2	87,3	23,0	43,22	18,0
FLORES DE GOIAS	106,48	28,0	69,47	23,0
GOIANESIA S1	157,09	32,0	75,29	25,0
GOIANESIA S2	20,21	15,0	19,88	14,0
GOIANIA LESTE S1	20,53	10,0	19,12	10,0
GOIANIA LESTE S2	15,58	10,0	15,53	10,0
GOIANIA LESTE S3	13,29	10,0	10,31	9,0
GOIANIRA	29,95	19,0	23,62	19,0
GOIAS	68,67	23,0	53,74	20,0
GOIATUBA S1	61,68	21,0	26,43	19,0
GOIATUBA S2	25	14,0	24,24	14,0
GOYA S1	23,47	15,0	13,43	15,0
GOYA S2	19,9	15,0	12,03	15,0
GUAPO	77,09	24,0	47,92	20,0
IACIARA S1	32,67	24,0	36,37	28,0
IACIARA S2	61,9	30,0	61,57	36,0
INDEPENDENCIA S1	27,55	13,0	24,79	12,0
INDEPENDENCIA S2	24,09	13,0	21,84	12,0
INHUMAS S1	102,29	27,0	68,06	26,0
INHUMAS S2	55,33	14,0	31,23	15,0
IPAMERI	36,57	11,0	22,05	12,0
IPORA	48,04	21,0	27,6	19,0
ITABERAI S1	95,63	22,0	50,34	22,0
ITABERAI S2	57,65	22,0	37,69	15,0
ITAJA S1	122,77	26,0	55,55	29,0
ITAJA S2	77,12	22,0	47,68	26,0
ITAPACI	71,7	20,0	52,49	26,0
ITAPURANGA	101,41	23,0	68,6	25,0
ITIQUIRA	41,86	22,0	39,18	23,0
ITUMBIARA NOVA	15,26	13,0	16,85	12,0
ITUMBIARA VELHA S1	10,45	16,0	11,69	12,0
ITUMBIARA VELHA S2	138,31	17,0	36,78	13,0
JARAGUA	35,82	18,0	34,73	15,0
JATAI S1	188,93	39,0	60,81	34,0
JATAI S2	33,85	14,0	29,56	21,0
JATAI S3	19,13	12,0	21,49	21,0
JUNDIAI S1	17,06	11,0	14,48	10,0
JUNDIAI S2	12,18	11,0	11,53	10,0
JUSSARA	66,39	28,0	33,95	28,0
MARA ROSA	115,36	32,0	51,11	27,0
MARAJOARA	38,76	12,0	27,61	11,0
MATRINCHA	102,9	38,0	61,54	34,0
MEIA PONTE	32,9	12,0	21,64	11,0
MINACU	53,46	22,0	14,35	11,0
MORRINHOS	35,55	17,0	24,12	16,0
MOZARLANDIA	65,86	29,0	31,17	27,0
NEROPOLIS S1	74,76	14,0	42,04	13,0
NEROPOLIS S2	62,53	18,0	40,41	16,0
NIQUELANDIA	98,85	38,0	55,74	32,0
NOVA CRIXAS	136,18	29,0	47,14	23,0
NOVO PLANALTO	120,08	39,0	42,65	25,0
PACAEMBU	39,78	13,0	28,95	11,0
PADRE BERNARDO	114,92	23,0	45,14	16,0
PALESTINA	65,39	37,0	15,57	20,0
PALMEIRAS	63	20,0	30,52	19,0
PAMPLONA	143,76	32,0	68,96	27,0
PARANAIBA	23,7	17,0	10,25	8,0
PARQUE DAS EMAS	69,26	27,0	31,98	24,0
PETROLINA	39,05	15,0	28,01	15,0
PIRACANJUBA	33,81	12,0	52,21	28,0
PIRANHAS	27,97	14,0	30,54	12,0
PIRES DO RIO S1	21,24	22,0	16,42	16,0
PIRES DO RIO S2	82,08	22,0	40,16	16,0
PLANALTINA	47,11	19,0	40,52	18,0
PONTALINA	51,41	23,0	23,75	28,0
PORANGATU	60,92	24,0	46,82	21,0
QUIRINOPOLIS	33,04	17,0	28,51	14,0
REAL S1	30,73	11,0	23,23	10,0
REAL S2	17,72	9,0	18,12	10,0
RIO CLARO	86,37	18,0	40,77	17,0
RIO DOS BOIS	74,86	23,0	38,19	23,0
RIO VERDE S1	31,9	11,0	28,2	12,0
RIO VERDE S2	31,73	11,0	27,27	12,0
RIO VERMELHO	12,15	13,0	12,81	10,0
ROCHEDO	47,01	30,0	43,58	29,0
RUBIATABA	60,61	23,0	34,29	18,0
SANTA HELENA S1	82,15	23,0	47,23	17,0
SANTA HELENA S2	25,81	18,0	20,74	11,0
SANTA RITA DO ARAGUAIA	85,57	24,0	46,9	17,0
SANTA TEREZINHA	82,25	29,0	38,36	23,0
SAO DOMINGOS	114,46	25,0	95,34	16,0
SAO FRANCISCO DE GOIAS	68,8	23,0	29,86	17,0
SAO JOAO D ALIANCA	133,5	24,0	77,65	33,0
SAO LUIZ DOS MONTES BELOS	54,5	20,0	26,15	15,0
SAO MIGUEL DO ARAGUAIA	89,15	26,0	36,51	25,0
SENADOR CANEDO	34,4	22,0	26,98	19,0
SERRA DE CALDAS	21,39	12,0	16,24	12,0
SERRA DO OURO	58,37	29,0	31,44	21,0
TRINDADE	48,87	19,0	25,7	12,0
URUACU	65,09	19,0	35,61	17,0
URUTAI	71,62	36,0	30,61	25,0
VIANOPOLIS	85,18	26,0	44,14	22,0
VICENTINOPOLIS	54,75	19,0	27,58	20,0

TOTAL: 148

In the analysis year (2014) 148 sets of consuming unit under the administration of the concessionaire CELG D were recorded. Unfortunately, only six sets are within the limits of DEC established by ANEEL, which represents a deficit of 4.1% of the total.

On the other side, regarding the assessed FEC, only 12 sets respect the limits, that is, 8.1% of the sets of the total of consuming units of CELG D.

It is evident that the global situation of the quality of the company's service shall be improved. In the case of the assessed DEC, indicators were found that are 15 times greater (case CABRIUVA S2) than its regulatory value.

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In the case of the assessed FEC, it was recorded values of almost six times greater than the Standards (e.g., SÃO DOMINGOS). For such reason, improvement actions shall be executed soon.

Figure 58: Performance of the sets in relation to the DEC and FEC limit in 2014 – Source: ANEEL

2.5.1.2.1. Global Continuity Performance – DGC

The Indicator of Global Continuity Performance aims at comparing the performance of a distributor in relation to the other companies of the country. The indicator allows to assess the continuity level of the distributor (assessed values of duration and frequency of interruptions) in relation to the limits established to its concession area (limits determined by the authorizing resolutions of ANEEL).

DGC consists of the simple arithmetic average of the ratios between the assessed values and annual limits of DEC and FEC indicators. Every standard on the DGC indicator is forecast in Module 8 of PRODIST. Such indictor is published on an annual basis up to April, from 2011 on.

Next, the results of the service continuity ranking of 2014 are presented, which is divided into two groups: distributors of big and small size. The big distributors are those where the electric power market is greater than 1 TWh in the year, while the small distributors are those where the market is smaller or equal to such value. CELG D is part of the first of such groups.

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Ranking	DGC	Initial	Company	Region
1º	0,55	CPFL SANTA CRUZ	COMPANHIA LUZ E FORÇA SANTA CRUZ	SE
2º	0,58	COELCE	COMPANHIA ENERGÉTICA DO CEARÁ	NE
3º	0,69	CEMAR	COMPANHIA ENERGÉTICA DO MARANHÃO	NE
4º	0,7	EMG	ENERGISA MINAS GERAIS - DISTRIBUIDORA DE ENERGIA	SE
5º	0,75	CPFL-PAULISTA	COMPANHIA PAULISTA DE FORÇA E LUZ	SE
6º	0,76	EPB	ENERGISA PARAÍBA - DISTRIBUIDORA DE ENERGIA	NE
7º	0,77	BANDEIRANTE	BANDEIRANTE ENERGIA	SE
7º	0,77	CEMIG-D	CEMIG DISTRIBUIÇÃO	SE
7º	0,77	CPFL-PIRATININGA	COMPANHIA PIRATININGA DE FORÇA E LUZ	SE
7º	0,77	ELEKTRO	ELEKTRO ELETRICIDADE E SERVIÇOS	SE
11º	0,8	CELTINS	COMPANHIA DE ENERGIA ELETRICA DO ESTADO DO TOCANTINS	NO
11º	0,8	ENERSUL	EMPRESA ENERGÉTICA DE MATO GROSSO DO SUL	CO
13º	0,82	EEB	EMPRESA ELÉTRICA BRAGANTINA	SE
14º	0,83	ELETROPAULO	ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO	SE
15º	0,9	AME (1)	AMAZONAS DISTRIBUIDORA DE ENERGIA	NO
15º	0,9	ESCELSA	ESPÍRITO SANTO CENTRAIS ELÉTRICAS	SE
17º	0,91	COSERN	COMPANHIA ENERGÉTICA DO RIO GRANDE DO NORTE	NE
18º	0,92	CAIUÁ-D	CAIUÁ DISTRIBUIÇÃO DE ENERGIA	SE
19º	0,94	ESE	ENERGISA SERGIPE - DISTRIBUIDORA DE ENERGIA	NE
20º	0,96	CELESC-DIS	CELESC DISTRIBUIÇÃO	SU
21º	0,99	CEMAT (1)	CENTRAIS ELÉTRICAS MATOGROSSENSES	CO
22º	1,01	COELBA	COMPANHIA DE ELETRICIDADE DO ESTADO DA BAHIA	NE
22º	1,01	COPEL-DIS	COPEL DISTRIBUIÇÃO	SU
24º	1,03	AES-SUL	AES SUL DISTRIBUIDORA GAÚCHA DE ENERGIA	SU
25º	1,04	RGE	RIO GRANDE ENERGIA	SU
26º	1,05	CERON (1)	CENTRAIS ELÉTRICAS DE RONDÔNIA	NO
27º	1,11	CELPE	COMPANHIA ENERGÉTICA DE PERNAMBUCO	NE
28º	1,16	CELPA (1)	CENTRAIS ELÉTRICAS DO PARÁ	NO
28º	1,16	LIGHT	LIGHT SERVIÇOS DE ELETRICIDADE	SE
30º	1,25	CEB-DIS	CEB DISTRIBUIÇÃO	CO
31º	1,28	CEPISA (2)	COMPANHIA ENERGÉTICA DO PIAUÍ	NE
32º	1,39	AMPLA	AMPLA ENERGIA E SERVIÇOS	SE
33º	1,73	CEEE-D	COMPANHIA ESTADUAL DE DISTRIBUIÇÃO DE ENERGIA ELÉTRICA	SU
34º	1,87	CEA (1)	COMPANHIA DE ELETRICIDADE DO AMAPÁ	NO
35º	1,97	CEAL	COMPANHIA ENERGÉTICA DE ALAGOAS	NE
36º	2,09	CELG-D	CELG DISTRIBUIÇÃO	CO

(1) – distributors that supply loads located in individual electric systems – **not** connected to SIN.

(2) – distributors with collection process and assessed of the continuity indicators **not** certified.

For the last analyzed year, see that the situation of CELG D is critical, occupying the last position of the ranking, (no. 36, with an indicator of 2.09). The first place of the ranking is occupied by CPFL Santa Cruz, with a score of 0.55, that is, 2.8 times greater than CELG D.

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2,5
2
1,5
1
0,5
0
CPFL SANTA CRUZ
COELCE
CEMAR
EMG
CPFL-PAULISTA
EPB
BANDEIRANTE
CEMIG-D
CPFL-PIRATININGA
ELEKTRO
CELTINS
ENERSUL
EEB
ELETROPAULO
AME (1)
ESCELSA
COSERN
CAIUÁ-D
ESE
CELESC-DIS
CEMAT (1)
COELBA
COPEL-DIS
AES-SUL
RGE
CERON (1)
CELPE
CELPA (1)
LIGHT
CEB-DIS
CEPISA (2)
AMPLA
CEEE-D
CEA (1)
CEAL
CELG-D

According to the evolution of DGC indicator of CELG D, see that it has been increasing since 2012 the annual rates of 15.5% for the year of 2013, and 7.7% in 2014. However, including for the previous years, CELG D presented lower indicators, it was always in the last positions in the comparative tables.

Table 83: DGC Evolution of CELG D - Source: ANEEL

	2012	2013	2014
DGC	1,68	1,94	2,09
Growth (%)		15,5%	7,7%

2.5.1.3. Compensations to the violations of the individual indicators

ANEEL provides in Module 8 of PRODIST the regulation related to the compensations. It is established that in the event of violation of the limit of individual continuity of DIC, FIC, and DMIC indicators in relation to the assessment period, the distributor shall calculate the compensation to the consumer, and perform the credit in the invoice, within two months after the assessment period.

In the event of violation of the individual continuity limit of DICRI indicator, the distributor shall calculate the compensation to the consumer of the distribution system, including those connected in DIT, and perform the credit in the invoice, presented within two months after the occurrence month of the interruption.

Following, it is detailed the values and quantity of compensations happened a year, as also the total value CELG D had to pay thereof. Data up to 2015 will be presented, which are partial (available at ANEEL site at the time of writing the present report).

Note that for 2014, more than 13.861 million of performed compensations were recorded. Through them, the distributor had to pay 58.996 million Reais. Such fact represents an increase in the order of 15% in the quantity of compensations recorded in 2013 (12.16 millions) and of 6% in relation to the consumed cash (55.713 million Reais). In comparing 2012 to 2013, the growth of the compensations was 15% of the expended values, in the order of 3%.

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It is evident that the quantity of compensations has a pace of growth greater that the money paid thereby. Thus, if both data of the following table are divided, it is obtained an indicator of unit value (in R$ per compensations), to represent the cost of each compensation made by the company. Thus, to 2014, CELG D paid in the order of R$ 4.26 per each compensation performed, although in 2013, it destinated R$ 4.58; both values lower than R$ 5.13 paid in 2012.

Next, it is presented a table with the evolution of the compensations in quantity and value thereof, since 2010 up to June, 2015, since at the time of the report edition, the year was not concluded.

2.5.1.4. Fourth Cycle of Periodical Rate Revision: Quality in X Factor

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Although CELG D has not gone through the Fourth Cycle of Tax Revisions (4CRT), with date forecast to October, 2017, it is important to set the bases related to the calculation of the quality of the service in the construction of the X Factor.

The calculation methodology of the X factor to be applied to the power distributors to 4CRT is detailed in the Technical Note no. 67/2015, dated as of April 22, 2015.

There, it is defined that the X Factor will be composed by three portions:

  Productivity gains (Pd);

  Technical and Commercial Quality (Q); and

  Course of operational costs (T).

The equation of calculation of the X Factor is:

X Factor = Pd + Q + T

The Quality component is composed of two portions: technical quality (Q Technical) and commercial quality (Q commercial), which will have the following weights after the transition period:

Q = 0,70.QTechnical+ 0,30.Commercial

Following the indicators to be considered for definition of the component are described:

Table 86: Technical and commercial indicators to be considered in the X Factor - Source: ANEEL

The weights defined to the seven indicators that compose the portions of technical and commercial quality after the transition period, for concessionaires with more than 60 thousand consuming units (case of CELG D), are presented in the equation below:

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�� = 0,50.��������+0,20.��������+0,10.��������+0,10.����������+0,04.��������+0,03.��������+0,03.��������

The transition period corresponds to the interstice of April, 2016 to March, 2019, when the commercial quality indicators will be applied in a gradual manner, according to the following tables, at the extent they go through (or have gone through in 2015) the rate revision:

The model used for 2014 had as base those of the previous years, as a way of maintaining the history of the indicators, being described in the following figure:

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Figure 61: Model - Source: IASC

The model is composed of five variables: Perceived Quality, Value, Satisfaction, Confidence and Fidelity.

Each variable is assessed in the questionnaire through measurement scales:

  Perceived Quality (Qualidade Percebida): it was measures through a set of 17 questions asked to each interviewed, related to information of clients, access to the company and reliability in the service.

  Value (Valor): the variable was inserted to assess the consumer’s insight in the economical dimension.

  Satisfaction (Satisfação): the variable was measured through three items (global satisfaction, distance to the ideal company, global non-compliance).

  Confidence (Confiança): it was entered in the model as a way of assessing the confidence the consumers have in their electric power supplier.

  Fidelity (Fidelidade): the measurement was carried out through an intention scale of exchange (example, price, quality of the supply, service to consumer).

For the generation of the satisfaction indexes per concessionaire, it was used the averages obtained for each of the companies in the indicators of Global Satisfaction, Global Non-Compliance, and Distance to an Ideal Company, weighted by their weights, calculated in the PLS (Partial Least Squares) model.

Thus, for the calculation of IASC it shall be considered the position related to the company with reference to the maximum position possible to be reached thereby:

Where:

p i = calculated weight by the structural model of the company to the indicator i

X i = average of the indicator i to the company in question

Max (.) = maximum value of the indicator i

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Min (.) = minimum value of the scale of the indicator i

2.5.2.1. *IASC Brazil Concessionares 2014 and International References*

IASC Brazil Concessionaires 2014 was obtained from the application of the methodology on the set of interviews carried out in the 63 electric power concessionaires of the country. In the following graph, the historical results of the last five years of IASC (American Consumer Satisfaction Index) and the NCSI-UK (National Consumer Satistaction Index-UK) of 2014 for Energy Utilities are presented.

Figure 62: IASC Brazil Concessionaires and International Benchmarks

Excellent
Good
Regular
Bad
Worse
100
80
60
40
20
0
66,74
64,41
61,51
60,41
67,74
76,00
68,00
2009
2010
2012
2013
2014
ACSI 2014
NCSI-UK 2014

Note that in general, Brazil has increased its clients' satisfaction level, reaching a value of 67.74 for 2014. However, it is smaller than the index of the United States (76), but it is very close to the UK index (68).

Finally, in the following graph, it is presented the IASC results of CELG D for the same period. As it may be seen, the company's index was decreasing over the years. It recorded its greatest value in 2009, reading 61.36, but in 2014, it only reached the indicator in the order of 56.75, being below the average of brazil in almost 11 points.

Figure 63: IASC - CELG D - Source:

Excellent
Good
Regular
Bad
Worse
100
80
60
40
20
0
61,36
60,72
57,16
53,88
56,75
2009
2010
2012
2013
2014

2.5.2.2. *IASC Results for CELG D*

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The next table presents the scores calculated in the model, obtained by the companies in the last five years. Such indicators vary from 0 to 100 scores. As interpretation criterion, consider the following reference to each assessed item:

- 0 < item ≤ 20 scores – awful performance
- 20 < item ≤ 40 scores – poor performance
- 40 < item ≤ 60 scores – regular performance
- 60 < item ≤ 80 scores – good performance
- 80 < item ≤ 100 scores – excellent performance

	CELG-D							Centro-Oeste +30.000 2014	Brazil Utilities 2014	Benck-mark 2014
Itens	2009	2010	2012	2013	2014	% Var 2014 / 2013				
Perceived Quality	59,20	63,40	57,18	58,52	**48,51**	-20,6%	▼	59,78	66,14	85,25
Value	61,36	60,72	57,16	53,88	**56,75**	5,1%	▲	64,28	67,74	84,74
Satisfaction	58,78	58,98	53,13	57,01	**47,32**	-20,6%	▼	56,49	63,60	84,40
Confidence	33,39	49,60	33,02	42,98	**27,76**	-54,8%	▼	32,61	36,94	69,84
Fidelity	39,92	39,55	37,32	31,72	**37,71**	15,9%	▲	37,10	36,85	54,14

The seventh column is the weighted average of the companies of the category the concessionaire belongs to. The eighth column (Brazil 2014), is the weighed score of all concessionaires in Brazil and the ninth column corresponds to the benchmark of the sector (concessionaire with the best performance in the item).

Following, it is showed how the results of CELG-D are generated, applying the model for the obtainment of the values of the assessed items:

Figure 64: Result of the Model Source: IASC 2014

Confiança Geral 47,67%
Preoc. c/ Cliente 44,67%
Competência 48,99%
Informação 47,95%
0,87
0,89
0,89
0,90
R2 = 48%
Confiabilidade 48,98%
Acesso Empresa 57,28%
Informação 38,60%
0,91
0,85
0,79
Qualidade Percebida 48,51
0,38
Confiança 47,32%
R2 = 15%
0,23
Fidelidade/Preço 30,18%
0,90
Fidelidade 27,76%
0,96
Fidelidade/Fornec 25,84%
0,95
Fidelidade/Atend. 27,39%
0,37
0,51
0,37
0,20
Satisfação 56,75%
R2 = 51%
0,33
Preço/Benefício 41,51%
Preço/Fornec. 35,80%
Preço/Atend. 38,10%
0,89
0,96
0,96
Valor 37,71
R2 = 14%
0,80
0,80
0,77
Satisfação Global 60,70%
Desconformidade 56,10%
Distância do Ideal 53,33%

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Thus, analyzing the table and the graph, it may be observed that in general the assessed items are smaller than the average of the concessionaires similar to CELG D as well as to the total of Brazilian companies.

In first place, the perceived quality was validated as “regular performance” in 2014. CELG D demonstrated a worsening in the performance, having a variation of -20% regarding 2013. The company’s quality is 11 points below the average of the concessionaires of the middle-east region and 17.6 points of the average of Brazil.

In second place, the client’s satisfaction index, it is also validated as “regular performance”, demonstrated a slight improvement in 2014 regarding 2013, in the order of 5.1% (56.75 in 2014). However, the indicator is 7.5 points below the average of the companies of its sector and 11 points lower than the average of the country.

On the other side, the confidence index showed a drop in the order of -20% between 2013 and 2014, reaching a value of 47.32. Once more, the indicator is lower than the averages of the companies and concessionaires of Brazil and, therefore, the benchmark 2014.

Regarding fidelity, it was assessed as poor performance, showing to 2014 an indicator of 27.76 points, having a great drop regarding the previous year, in the order of 54.8% lower than 2013.

Finally, upon assessing the item Value, note that it is the only indicator that is over the average of the companies similar to CELG D and the average of the country. However, it is far from the benchmark 2014.

For further details, refer to item Annexes – Quality of service and efficiency and Annex K –DD (DEC – FEC) Management Plan of the Quality Management.

2.5.3. Satisfaction of the Urban Residential Consumer of Electric Power

Brazilian Association of Electric Power Distributors (Abradee) carries out on a year-by-year basis the so-called Satisfaction Research of the Urban Residential Consumer of Electric Power. The purpose of such study is to give the possibility to the residential users of presenting their opinions in relation to their satisfaction with the electric power distribution service.

Additionally, the research generates indexes that allow the comparison of the results between all distributors, as well as support matrices to the definition of improvement actions.

The methodology of the research was prepared by the Association, being annually used since 1999, providing the distributors with instruments and incentives towards the improvement of its performance.

The indexes the research reaches are the following:

  IAC: Consumer’s Approval Index

  IDAT: Attribute Performance Index

  IDAR: Area Performance Index

  ISQP: Index of Satisfaction with the Perceived Quality

  IEQP: Index of Excellence of the Perceived Quality

  IIQP: Index of Dissatisfaction with the Perceived Quality

  ISCP: Index of Satisfaction with the Perceived Price

  ISC: Consumer’s Satisfaction Index

  IESC: Excellence Index

  IIC: Consumer’s Dissatisfaction Index

  ISG: General Satisfaction Index

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In the next figure, the results related to the 17th Abadee Research of Satisfaction of the Urban Residential Consumer of Electric Power, of 2015. The graph compares the result of CELG D to those of the companies that compose ABRADEE and to the benchmark obtained among such distributors.

Figure 65: Results of the Main Indexes of ABRADEE, CELG D and Benchmark - Source: 17th ABRADEE research.

Unfortunately, from the analysis of the graph, it is noted that to all indicators developed in the research, CELG D was below the results of ABRADEE, and also of the Benchmark defined in 2015.

Following it is presented the results of CELG, comparing the indexes obtained in 2013, 2014, and 2015. See in the column “difference” of the table as follows, the marks in green (more favorable results in 2015) and in red (less favorable) refer to the greater or smaller differences than those indicated by the error margin.

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CELG - Margem de erro: 4%					
	Índices	Índice 2013	Índice 2014	Índice 2015	Diferença (2015 - 2014)
IAC	Índice de aprovação do consumidor	61,6	62,2	54,8	-7,4
IDAR	Fornecimento de energia	45,8	54,8	54,8	0,0
FE1	Sem interrupção	45,9	56,6	59,0	2,4
FE2	Sem variação de voltagem	45,1	59,5	56,7	-2,8
FE3	Rapidez na volta quando falta	46,4	48,2	48,6	0,4
IDAR	Informação e comunicação	54,6	52,5	48,0	-4,5
IC1	Aviso de desligamento	47,1	47,8	35,5	-12,3
IC2	Uso adequado	58,8	58,0	56,5	-1,5
IC3	Riscos e perigos	59,9	57,0	52,7	-4,3
IC4	Direitos e deveres	52,4	47,1	47,4	0,3
IDAR	Conta de luz	79,1	87,5	86,6	-0,9
CL1	Prazo entre o receb. e o vencimento	75,8	84,3	85,4	1,1
CL2	Conta sem erros	90,4	94,7	85,6	-9,1
CL3	Facilidade de entendimento	73,7	78,9	79,9	1,0
CL4	Locais para pagamento	78,2	89,4	90,9	1,5
CL5	Data de vencimento	77,3	90,4	91,3	0,9
IDAR	Atendimento ao consumidor	70,4	67,5	64,4	-3,1
AT1	Facilidade para entrar em contato	73,4	63,6	59,3	-4,3
AT2	Tempo de espera para atendimento	66,3	56,8	48,6	-8,2
AT3	Duração do atendimento	70,5	60,9	60,1	-0,8
AT4	Autonomia/flexibilidade do atendente	71,5	68,7	70,6	1,9
AT5	Conhecimento sobre o assunto	70,2	73,9	73,8	-0,1
AT6	Clareza das informações	73,0	74,7	75,8	1,1
AT7	Educação dos atendentes	73,7	79,9	82,1	2,2
AT8	Prazo informado	70,8	66,8	61,5	-5,3
AT9	Solução definitiva do problema	68,3	65,0	59,8	-5,2
AT10	Cumprimento do prazo	66,9	65,8	58,8	-7,0
IDAR	Imagem	73,6	64,4	60,4	-4,0
IM1	Respeita direitos dos consumidores (humana)	74,0	63,8	61,4	-2,4
IM2	Correta com os consumidores (justa)	69,9	60,4	59,2	-1,2
IM3	Investe na qualidade do fornecimento	73,4	58,5	52,5	-6,0
IM4	Informa seus consumidores sobre sua atuação	67,4	59,5	54,9	-4,6
IM5	Empresa que combate furto/fraude	76,3	70,8	66,1	-4,7
IM6	Oferece atendimento sem discriminação	74,9	71,9	66,2	-5,7
IM7	Disposta a negociar com consumidores (flexível)	76,8	65,9	60,7	-5,2
IM8	Cuida do meio ambiente	76,4	64,5	62,5	-2,0
IM9	Preparada para situações de emergência	73,1	56,5	52,1	-4,4

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Figure 67: Results of IASC (continuation) - Source: ABRADEE.

ISQP	Índice de satisfação com a qualidade percebida	67,4	67,2	63,4	-3,8
IEQP	Índice de excelência da qualidade percebida	19,1	30,0	26,1	-3,9
IIQP	Índice de insatisfação com a qualidade percebida	10,2	12,5	16,3	3,8
IDAR	Responsabilidade social	71,6	63,6	58,6	-5,0
RS1	Promoção de programas sociais	64,6	46,8	38,1	-8,7
RS2	Promoção de ações culturais	61,4	45,4	40,1	-5,3
RS3	Preocupada com a seg. e prev. de acidentes	71,4	69,6	62,9	-6,7
RS4	Leva energia a regiões não atendidas	70,1	68,6	61,6	-7,0
RS5	Contribui para o desenv. econ. da cidade	76,7	69,0	62,5	-6,5
RS6	Facilita o acesso de cidadãos com neces. espec.	75,8	63,0	62,3	-0,7
RS7	Honesta/cumpre com suas obrigações	72,4	64,9	55,1	-9,8
RS8	Oferece boas condições de trabalho	70,8	78,7	68,0	-10,7
RS9	Empresa que combate furto/fraude	76,3	70,8	66,1	-4,7
RS10	Cuida do meio ambiente	76,4	64,5	62,5	-2,0
IDAR	Iluminação pública	38,7	52,4	60,8	8,4
IP1	Disponibilidade em toda a cidade	38,9	57,9	64,0	6,1
IP2	Qualidade da ip	41,0	50,7	60,2	9,5
IP3	Cuidados com manutenção da ip	36,1	48,6	58,2	9,6
IDAR	Preço	23,7	25,7	20,0	-5,7
PR1	Preço da conta	4,2	5,4	1,8	-3,6
PR2	Preço comparado a benefícios	26,9	33,8	27,5	-6,3
PR3	Preço comparado ao fornecimento	33,3	31,9	26,1	-5,8
PR4	Preço comparado ao atendimento	30,4	31,5	24,5	-7,0
ISCP	Índice de satisfação com o preço percebido	22,3	24,8	18,5	-6,3
ISC	Índice de satisfação do consumidor	46,8	49,8	45,7	-4,1
ISG	Índice de satisfação geral	59,8	71,4	48,6	-22,8

Analyzing the graph and the table above, and always talking about results of 2015, note that the Consumer's Approval Index (IAC) was 54.8 points, resulting 7.4% smaller than in 2014. However, the defined benchmark was 88.6 points.

Second, the Power Supply Index (FE) was also 54.8 points, being the only indicator that did not have variation regarding the previous year. Even though, it is very below the benchmark, defined at 91.9.

Then, the Information and communication Index (IC) recorded a score of 48 points, while in 2014, it was 52.5 (benchmark of 85.3 points).

In relation to the Energy Bill Index (CL), it reached a score of 86.6 points, worsening regarding 2014 (-0.9%). The reached benchmark to 2015 was 95.1 points.

On the other side, the Consumer Service Index (AT) was 64.4 points, while in 2014 was 67.5. However, it is far from the benchmark of 89.7 points.

The Image Index (IM) drops 4% in relation to 2014, being 60.4 points in 2015, although the benchmark was 91.1 points.

Additionally, the Satisfaction Index with the perceived quality (ISQP) recorded a score of 63.4 points, although in 2014 was 67.2 (benchmark defined at 88.6 points).

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The Excellence Index of the perceived quality (IEQP) in 2015 was 26.1 recording a drop of 3.8% in relation to 2014. The benchmark was 51.4.

In the event the Index of Dissatisfaction with the perceived quality (IIQP), unfortunately it is recorded an increase in relation to 2014 of 3.8%. Thus, for 2015 the score was 16.3, although the benchmark was 1.9.

Such fact indicates a clear worsening in the company’s quality one year ago.

On the other side, the Social Responsibility Index (RS) reached a score of 58.6, being 5% smaller than in 2014. The benchmark is 89.7 points.

The Public Lighting Index (IP) was the only indicator that presented greater values in 2015, being for such year of 60.8 points (52.4 in 2014), although far from the benchmark of 84.8 points.

In relation to the Price Index (PR), it was 20 points in 2015, recording a difference of -5.7% in relation to 2014. Additionally, the Indexes of Satisfaction with the price perceived (ISCP) and of Satisfaction of the consumer (ISC) were 18.5 and 45.7 points, respectively. Thus, the two indexes show decreases in relation to 2014 at 6.3% and 4.1%.

Finally, the General Satisfaction Index (ISG) was 48.6 points in 2015. If such indicator is compared to the indicator in 2014, so it may be noticed a drop of almost 23% (index of 71.4 points), which means a great drop in the clients’ satisfaction. If, additionally, it is compared with the benchmark defined in 2015, it is

86.1 points. It may be seen that CELG D is very far from the excellence in general satisfaction.

In summary, CELG D clearly has in the present serious quality problems, having worsened its indicators in relation to the previous years. As it was said, the only indicators that increased this year, were the ones related to Public lighting and, unfortunately, the Index of Dissatisfaction with the perceived quality. It confirms the fact of the worsening in the service provision. Additionally, the indicators are very far from the benchmarks of 2015.

For such reason, the Result Plan of CELG D will be presented, which had to be made at ANEEL’s request, to improve the quality at global level of the company.

For further details, refer in the item Annexes – Quality of service and efficiency the Annex L – DC (IASC)

Consumer’s Satisfaction Index (IASC).

2.5.4. Result Plan

The Brazilian National Agency of Electric Power (ANEEL), through the Official Letter no. 32/2015 DIR/ANEEL, presented the current diagnosis on the provision of the distribution service carried out by CELG D, where three areas with unsatisfactory performances in quality were identified, which are:

  Continuity indicators

  Complaints

  Annex Consumer’s Satisfaction Anee (IASC)

Thus, the Regulator requested the adoption of short- and medium-term measures for the reestablishment of the Service Quality in the form of a Result Plan. For such, CELG D prepared the “Result

Plan – Service Quality Improvement”, where the main points will be following approached.

2.5.4.1. Continuity Indicators - DEC and FEC

The assessment of the continuity levels assessed by ANEEL is made through the annual DEC and FEC

(global indicator and per electric set).

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The service quality depends especially on actions of maintenance, coordination, and selectivity of the protection and of the logistics of emergency services, as well as the improvement works to recover the components of the Electric System at the end of the service life.

In the concession area of CELG D, such assessment of the service quality, made by ANEEL is obtained upon follow-up of the data of the 148 electric sets (grouping of consuming units) that will compose the annual global indicator.

Thus, the DEC and FEC indexes had significant worsening in the last few years. CELG D explains that the sudden variation of DEC, from 2012, is due to a group of factors:

Change of methodology of data gathering,
The low level of investments in the three-year period of 2010/2012, and
A centralization of the dispatch of all emergency services in a single Distribution Operation Center COD in Goiania, without recommended conditions in quantitative and qualitative terms of Operators.

In the last three years, DEC maintained stable (the value in 2012, in relation to 2013 and 2014) it occurs that the methodological change of assessment adopted from August of that year, which was only completely captured from 2013.

As a consequence, the actions for improvement of the Continuity Indicators proposed by the company, are based on the macro actions listed below. All of them gave rise to several other actions related to each macro action:

  Maintenance actions in 52 medium voltage distribution lines – LMDT

  Execution of pruning of trees and cleaning of track in LDMT

  Revitalization of 1,536 low-voltage circuits

  Dismemberment of231 transforming circuits

  Maintenance actions in 48 high-voltage distribution lines – LDAT

  Revitalization actions of 38 substations of high voltage distribution – SEAT

  Structural changes in the dispatch of the services

  Contracting and implementation of the multifunctional teams

  Coordination of the protection of the medium-voltage distribution lines

  Optimization of the medium-voltage distribution networks

  Implementation of Regional High-Voltage Maintenance Centers

Expected results:

CELG D identified the components of the electric system that are causing greater impact on the indicators of those electric sets selected for priority actuation. Next, the causes of such interruptions were identified (tree in the network, defective connections, lack of coordination and selectivity of the protection, coordination of the protection, isolator giving passage, atmospheric discharges, etc.) and chosen the action of maintenance, coordination of the protection of improvement work to be taken to its reduction.

As already observed, the Continuity Indicators assessed by CELG D in the last few years were very superior to the limit values established by ANEEL. Additionally, the Regulator defined the limits the company shall reach, established at 13.94 to DEC and 11.49 to FEC, reaching them by CELG D in so short term, represents a very big difficulty.

The company assures that, with the additional actions defined in the Result Plan, it will present a decreasing course of its indicators, aiming at reaching the regulatory limits in 2019 through a continuous and consistent improvement action. Such term is important, considering the implementation of a more aggressive Plan in 2016 and 2017 by the budget and rate impacts, difficulties to its management by the

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Company, need of suppliers of materials and services, without considering the limitations imposed by Law 8.666/93.

Such forecast is presented in the following figures, where it is highlighted that the limit values of ANEEL are established up to 2017, limit year of 3rd CRTP, so that the values for 2018 and 2019 were obtained through an extrapolation of the trend curve presented, considering all rate cycles.

2.5.4.2. Work Plan – Distribution Development Program (PDD)

The works forecast for PDD have as purpose the improvement of the performance of the electric system, so that the components of the facilities obtain a satisfactory operation level regarding the voltage and loading levels in normal operation regime. Such works forecast in the Expansion Plan are:

  Promote, from the assessment of the loading checked in the transformers, the immediate replacement of units that present loading over their nominal capacity, to relief in the transformations of the existing facilities and aiming at improvement in the voltage profile;

  Search for the flexibilization in the transfers of loads of the biggest consumption centers of the concession, increasing the capacity of SEs and increasing the number of the medium-voltage supplies;

  Prioritize investments in the AT and MT systems, where there are situations of repressed demands, and, consequently, situations of needs of load cut, with the construction of the lines

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and substations that for some time are in the forecasts of implementations and that were not performed;

- Improve the reliability of the regional sub-systems, with the forecast of connection of the system of CELG D to new points of the Basic Network, and feasibility of the interconnection works with the points already authorized through Access Opinion issued by ONS;
- Release the service of loads of irrigation, agro-industries, and big logistical warehouses, in regions still with repressed demands, from the performed works;
- Improve the extensive mesh of one-phase rural networks, upon the supplementation of phases, re-conducing and enhancement of the number of automatic reclosers telecommanded from the Control Centers of CELG D;
- Enhancement of the existing urban network, with the priority use of the protected compact networks, and performance of improvements with dismembering of circuits and replacement of conductors of bare aluminum of BT by isolated conductors;

The selection of works listed in the Distribution Development Plan, supplementary to the operation and maintenance management plan, has as premise, when applicable:

- The elimination of load cuts and the improvement of the voltage levels in the high-voltage system through the expansion of the lines and substations of AT – 138 and 69 kV;
- To make it flexible the transfer of load between the substations upon the loss of a transformation through the enhancement of AT substations and construction of medium voltage and 13.8-kV supplies;
- Increase the availability of the electric system implementing new facilities through expansions of the 34.5-kV lines and substations;
- Expand the three-phase distribution network at 34.5 kV to alleviate the current system that serves pivots of irrigation and agroindustries.

Extension Civil Works	RD´s & LD´s (Km)	SE expansion (MVA)	Civil Works Cost(R$)
Alimentadores 13,8 kV	119	-	R$ 22.242.599,50
LD 34,5 kV	205,5	-	R$ 11.393.689,80
RDR 34,5 kV	128	-	R$ 10.861.768,75
SE 34,5 kV – Novas e Ampliações	-	32,5	R$ 9.930.006,35
LD AT 69 kV	57,2	-	R$ 12.099.730,06
LD AT 138 kV	137,2	-	R$ 43.998.071,17
SE 69 kV – Novas e Ampliações	-	142,5	R$ 52.045.658,69
SE 138 kV – Novas e Ampliações	-	331	R$ 98.183.130,97
Equipar IB 69 kV e 34,5 kV	-	-	R$ 563.000,00
Total	**646,9**	**506**	**R$ 261.317.655,30**

2.5.4.3. *Consumer's satisfaction and*

To check the consumer's satisfaction, ANEEL uses the "Assessment Research of the Residential Consumer's Satisfaction" (IASC) explained in Index ANEEL of Satisfaction Consumer-IASC.

The results point out that the indicator of "Perceived Quality" presents a significant drop in the order of -20.6% in relation to 2013. The consumers' dissatisfaction also reflected in the number of complaints

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registered with ANEEL, which increased approximately 70% in relation to 2013, highlighting the complaints on Quality of the Supply and Commercial Services.

CELG emphasizes that the low performance of the indicator for 2014 was strongly influenced by circumstantial problems faced by the company in the performance of the Commercial Technical Services, due to the abandonment of the contracts by two service provision companies.

The first abandonment of contract hindered the quality of the services in the city of Goiania in the period from April to August, 2014, the second abandonment occurred in the North and West regions of the State, comprehending the period from September to December, 2014.

For such reasons, it is required actions that promote a best assessment of the indicators in question. In relation to the Client’s satisfaction, it is expected over the period of performance of the Result Plan, to increase to the IASC items, where CELG D was assessed with regular performance or worst, at least up to IASC Brazil average.

Finally, regarding complaints, it is known that the main causes of complaints refer to the quality of the service supply and quality. However, after the implementation of the Understanding Path and Program of Great Events (PGO), from January, 2015, there was a significant improvement in TMR (Average Response Time) to the consumers, with the practice of the directioning of the same previously to the channels of services of the concessionaire.

Also, the company acquired a new Manifestation (complaint) Control System, including to meet the methodology of the Understanding path. Additionally, a training will be ministered to all involved companies, which are: Call Center of the Ombudsman’s Office, Superintendents, Department Managers, Sectors, segregating the topics per typology and defining scripts for issuance of the answers.

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2.6. Losses

In this chapter of Losses, initially it will be approached the concepts of losses, as well as the calculation and separation of the global losses, technical losses, and non-technical losses are made, detailing the regulatory limits of losses established by ANEEL and the way of CELG D over the last few years and projections.

In this chapter, it will also be exposed the levels of losses, with the purpose of comparing the situation of CELG D over the years, as well as a comparison of the levels of losses is made in relation to other electric power distribution companies in Brazil.

In general, CELG D is in a good situation regarding the losses, in technical losses and in non-technical losses, being next to the goals established by ANEEL, being that, with the loss reduction programs effective and planned, added of the projected investments in network, there is a big probability that CELG

D achieves ANEEL’s goals by the end of 2017.

2.6.1. Contextualization

The electric system is divided in generation, transmission, and distribution of electric power. The distributors receive the power from the supplying agents (transmitters, generators, or other distributors), delivering to the end consumers, whether residential, commercial, rural, industrial, or of the other classes.

The power measured by the distributors in the consuming units will always be inferior to the power received from the supplying agents. Such difference is called power loss and is segregated according to its origin:

Losses in the Basic Network (or Transmission): are those that occur between the generation of electric power in the plants up to the limit of the distribution systems. They are assessed on a monthly basis by the Electric Power Commercialization Chamber – CCEE, according to data of measurement of generation and the power delivered to the distribution networks. The difference between them results in the value of Losses in the Basic Network and its cost is prorated in 50% for generation and 50% for consumption.

Losses in the Distribution Network: those that occur within the distribution system itself and may be divided into two categories, according to their cause:

  Technical Losses: inherent to the transportation of the electric power, related to the transformation of electric power into thermal power in the conductors (joule effect), losses in the cores of the transformers, dielectric losses, etc. They may be understood as the consumption of the equipment responsible for the power distribution.

  Non-Technical Losses: correspond to the difference between the total losses and the technical losses, considering, therefore, all other losses associated to the distribution of electric power, such as power theft, measurement errors, errors in the invoicing process, consuming units without measurement equipment, etc. Such type of loss is directly associated to the commercial management of the distributor.

Following it is a simplified example of the calculation of the losses of Electric Power, approaching the three chains (generation, transmission, and distribution) up to the delivery to the end consumers.

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Figure 70: Example of the Calculation of the Electric Power Losses Source: ANEEL 2015

In summary, the distribution system is divided according to the network segments (high, medium, and low voltages), transformers, connection branches, and meters. So specific models are applied to each of such segments, using simplified information of the networks and existing equipment, such as, for example, length and gauge of the conductors, power of the transformers and power provided to the consuming units. Based on such information, it is estimated the percentage of technical losses related to the power injected in the network.

The technical losses of each distributor are calculated in the periodical rate revision, where it is defined which portion of non-technical losses of power may be transferred to the rate.

Such limits are established by specific methodologies, which parameters are based, in great part, on the observation of the good practices of companies efficient in such activities. In such analysis, which occurs in the rate revision, the concessionaires are compared by similarity criteria. The referential of losses is established observing the real level of the losses of the company itself (recent history of losses) and the level of current losses practiced by similar companies and more efficient. Such comparison was made available by the creation of the “complexity index” that reflects the set of data structured per concession area and that gathers the social-economic variables that would best explain the phenomenon of study. With the characterization of each concession area through the index and the assessment of the losses practiced by each company, it is possible to identify the most efficient ones. The rules of calculation of the non-technical losses are defined in the Sub-module 2.6 of PRORET4.

2.6.2. Regulatory Limits of Losses in the Distribution Network

The losses in the distribution are defined as the difference between the power injected in the distribution network and the supplied one (considering the exclusive market, supply, and free consumers invoiced). The technical losses of power are calculate by ANEEL in each process of rate revision and the difference

4Namely http://www.aneel.gov.br/area.cfm?idArea=702

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between the losses in the distribution and the calculated techniques, are the non-technical losses. The following equations illustrate the concept presented:

Injected Power = Supplied Power + Losses of Power in the Distribution

Losses of Power in the Distribution = Technical Losses + Non-Technical Losses

According to the criteria defined in the 3rd CELG D in 2013 and in the Rate Adjustment of 20145, the regulatory limits of losses of power adopted were the following:

As demonstrated in the graph above, CELG D in the period from 2009 to 2012 was in a level varying from 12.02% to 12.13% of global losses on injected power, however, in the last few years, the company presented a growth of the percentage of global losses, due in great part to problems occurred in the

5 The losses of the Basic Network were homologated in the Rate Adjustment of 2014

 6 The non-technical losses are defined by ANEEL through Benchmarking methodologies.

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readings and in the measurement of frontier, as well as to the delay in expansion investment and to the greater loading of the existing networks, such that in the late 2014, the global losses reached 13.72%, with a growth of the losses of 10.40% in relation from 2009 to 2014.

Analyzing the indexes of Global Losses on injected power (%) per distributor in 2014, we may visualize that CELG D in addition to be over its regulatory limit set forth by ANEEL (11.28%), the company is at a level of 13.7% over the average of the sample of companies that is 10.96%.

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Figure 72: Index of Global Losses on injected power (%) per distributor - 2014 Source: ANEEL 2015

45,00%
40,00%
35,00%
30,00%
25,00%
20,00%
15,00%
10,00%
5,00%
0,00%
Sample Mean
10,96%
EFLJC 0,00%
EFLUL 0,24%
MUX-ENERGIA 3,48%
CFLO 3,77%
CJE 4,06%
HIDROPAN 4,42%
DME-PC 5,03%
ENF 5,18%
EEB 5,22%
CEPISA 5,73%
EBO 6,33%
CPFL-Piratininga 6,38%
DEMEI 6,52%
ELEKTRO 6,58%
EDEVP 7,00%
COOPERALIANÇA 7,28%
COCEL 7,49%
CLFSC 7,71%
CELESC 7,72%
CAIUA 7,77%
CSPE 7,90%
COPEL 8,10%
AES SUL 8,23%
CNEE 8,41%
ELETROCAR 8,56%
UHENPAL 9,14%
CPFL-Paulista 9,20%
BANDEIRANTE 9,48%
RGE 9,54%
CLFM 9,54%
EMG 9,62%
ELETROPAULO 9,67%
ESE 9,72%
CEB 10,19%
COSERN 10,21%
CHESP 10,81%
CPEE 11,36%
BOAVISTA 11,53%
CEMIG 11,83%
ELFSM 11,94%
COELCE 12,12%
EPB 12,33%
SULGIPE 12,73%
IENERGIA 13,05%
CELG 13,27%
CEMAT 13,76%
ESCELSA 14,45%
COELBA 14,60%
ENERSUL 15,07%
CELTINS 15,92%
CEEE 16,42%
CELPE 16,88%
CEMAR 17,41%
ELETROACRE 23,65%
CERON 24,08%
CEAL 26,68%
CELPA 31,23%
AME 38,89%

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If we disregard the extremes of the sample (the two greatest and smallest global losses) CELG D still is over the average of the electric power distributors.

However, in 2015, the company has concentrated efforts in programs of reduction of the losses as it will be approached in more details at an specific time.

As a result of such actions, following we may check that the index of global losses in early 2015, obtained a sensible reduction in the first months of 2015, according to the graph below:

The estimated goal of CELG D for 2015 is 12.70% of global losses and average reduction of 0.05% a month, however, we may view on monthly basis that the company has been able to achieve reduction of the losses and, additionally, we may check that the index of global losses of the distributor was below the estimated goal of CELG D, with increasing trend of drop, reaching in May, 2015, the index of global losses of 12.29% approaching the regulatory goal of ANEEL of global losses, presenting an average of monthly reduction of 0.20% for the first months of 2015.

Following it is the projection of the global losses (2015 – 2019) of CELG D, taking as base in the actions of correction of the measurement of frontier, setting up of the reading services, implementation of the recounting of lamps of the public lighting, project of inspection of consuming units and investments in reinforcements of the electric network, CELG D estimated global losses on the injected power from 12.70% in 2015 gradually dropping until reaching 12% in 2019.

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Analyzing the projection of global losses, may visualize that if the company estimates an average reduction of 0.25% a year, additionally, taking as base the current data realized in 2015 by CELG D, it is checked that the projection to reach 12% of global losses in 2019, will be feasible to be reached.

It is also applicable to highlight that in relation to ANEEL goal, if the investments are increased in recovery of power of the program of reduction of losses, together with the actions of actions of fighting to nontechnical losses, it will be possible to reach the goal set forth by ANEEL at 11.28% in the next five years.

The following graph shows the joint course of the Global Losses realized (2009-2014) and projected (2015-2019) of CELG D, as well as it shows the goal set forth by ANEEL.

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Figure 75: Course of the Global Losses on Injected Power (Realized and Projected) Source: PNT Report of Celg 2015, ANEEL

2015, and Report of Result Plan 2014

In general, the course of the global losses on injected power, realized and projected, have levels close to 12% of losses and close to the goal established by ANEEL (11.28%).

However, it is applicable to highlight that the level of global losses on injected power throughout the analyzed period (Realized (2009-2014) and Projected (2010-2019)) was over the regulatory level of 11.28%.

2.6.4. Technical and Non-Technical on injected power

Next, it is studied the composition of the technical and non-technical losses, as well as their evolution over the time.

The assessed values of the Balance of Losses (Technical and Non-Technical) in the last few years are following showed, which were recorded in the Follow-up System of Market Information for Regulation (SAMP), following the regulatory criteria defined in the process of rate revision and adjustment, and calculated as annual averages, as we may view in the graphs below:

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Figure 76: Balance of Technical and Non-Technical Losses on injected power (%) Source: PNT Report of Celg 2015 and ANEEL

2015

We may observe that over the period, the compositions of the losses were relatively stable, with the technical losses always occupying the greater representativity in the global losses varying from 9.46% in 2010 to 9.77% in 2014, and the non-technical losses varying between 2.31% in 2010 to 3.50% in 2014.

Additionally, we may check that, in the last few years, there was a slight increase of the global losses over the period, especially due to the increase of the non-technical losses that increase more than 50% from 2010 (2.31) to 2014 (3.50%), as well as there was a slight increase of the technical losses in the last few years from 9.36% in 2012 to 9.77% in 2014, having an increase of 4.46% from 2009 to 2014.

As it was already approached in the points above, the global losses are the junction of the technical and non-technical losses, being so observed that the technical and non-technical losses increased in the last few years causing an increase of the global losses of 12.74% if we compare 2010 (11.27%) to 2014 (13.27%), within the factors that may have caused the increase of losses, we may highlight the lack of action and processes more effective in the fighting to non-technical losses, as well as the distributor was without increasing its rates in the period 2006-2012, causing delays in investments in the distribution network, as well as over the last few years there was a greater loading of the existing networks.

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Figure 77: Balance of Technical and Non-Technical Losses on injected energy (absolute values) Source: PNT Report of Celg 2015

Evolution of Technical Losses

In absolute values, the losses in MWh, segregated in technical and non-technical losses on injected power, it is observed the growth of technical loss in the last ones, possibly due, in part, to the delay in investments of expansion and to the greater loading of the existing networks, having an increase of 1,091,873 MWh in 2010 to 1,439,972 MWh in 2014, causing a balance of losses between 2014 and 2010 of 348,096 mWh (Diff. Balance: 1,439,972MWh (2014) – 1,091,876 MWh (2010)).

Additionally, when it is expressed the data in terms of power, we may note in a more clearly manner that there is a slight deviation in the percentage of losses, it represents a very important quantity of power and a loss of revenue very substantial to the distributor, as it may be analyzed in the case of non-technical losses that a small percent variation in two years, such as, for example, 2013 and 2014 the company had an amount of 389,565 MWh (2013) of non-technical losses in comparison to the next year when it held 459,824 MWh (2014) represented a balance of losses of 70,259 MWh.

2.6.4.1. Technical Losses on injected power

Analyzing in separate the Technical Losses on injected power (%) over the years, we may present a performance relatively stable and very close to the regulatory goal of ANEEL.

However, the losses started to increase in the last two years, which is, possibly, a reflex of the financial situation of the distributor that did not realized investment in the distribution network, and an increase of the loading of the networks, but it does not cease to be a critical factor to correct as soon as possible.

Following it is highlighted the performance of the technical losses of CELG D and the regulatory goal (9.3%) established by ANEEL:

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Figure 78: Evolution of the Technical Losses on injected power (%) Source: ANEEL2015

Another point we may highlight is the position of the technical losses of CELG D in relation to the distributors in 2014, although it is close to the regulatory goal of 9.3%, which is at a level of 9.77% over the average of the distributors of Brazil (7.10%) as we may view in the graph below:

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Figure 79: Index of Technical Losses on injected power (%) per distributor - 2014 Source: ANEEL 2015

14,00%
12,00%
10,00%
8,00%
6,00%
4,00%
2,00%
0,00%
Sample Mean 7,10%
0,00%
0,24%
1,44%
2,73%
2,90%
3,47%
3,52%
3,61%
3,69%
4,29%
4,52%
5,03%
5,17%
5,22%
5,22%
5,54%
5,79%
5,82%
5,90%
6,13%
6,22%
6,33%
6,35%
6,55%
6,83%
7,04%
7,04%
7,22%
7,26%
7,58%
7,70%
7,71%
7,83%
7,92%
8,07%
8,10%
8,34%
8,42%
8,54%
8,55%
8,56%
9,12%
9,17%
9,39%
9,62%
9,73%
9,74%
9,77%
9,85%
9,85%
9,91%
10,03%
10,17%
10,26%
10,28%
11,67%
12,16%
12,74%
EFLJC
AME
MUX-ENERGIA
CFLO
CJE
CEEE
ENF
EEB
COCEL
CPFL-Paulista
COPEL
ELEKTRO
EDEVP
BOAVISTA
AES SUL
CLFM
CEB
RGE
CNEE
COSERN
ELETROCAR
ENERSUL
EMG
IENERGIA
CELPE
CHESP
COELBA
CEMIG
CELPA
FORCEL

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2.6.4.2. Non-Technical Losses on injected power

As it was already approached in the points above, the Non-Technical Losses on injected power had increase over the years, especially in 2014, getting far from the regulatory goal of ANEEL of 1.9%, as we may view in the graph below:

Figure 80: Evolution of the Non-Technical Losses on injected energy (%) Source: PNT Report of Celg 2015 and ANEEL2015

It is observed that the increase of the percentage of non-technical losses directly implies in the drop of revenue to the company, so it is extremely important to concentration on actions of fighting to losses, in order to increase the generation of cash and consequently improves the company’s financial situation. Additionally, the index of non-technical losses in 2014 got very far from the regulatory limit established by ANEEL at 1.6% (Diff.: 3.5% Real – 1.9% ANEEL Goal).

In the next point, it is detailed the performance of the non-technical loss on the injected power for 2015, analyzing its course on a monthly basis:

After reaching one of the greatest indexes of non-technical losses in January, 2015 (3.62%), CELG D concentrated on the fighting to non-technical losses, redesigning the inspection, calculation and negotiation processes of the non-technical losses.

For such, the distributor in 2015 set forth a goal of 2.85% to the end of 2015, additionally, we may note that the real performance of the technical losses to the first months of 2015, had a substantial drop, as demonstrated in the graph below:

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4,00%
3,50%
3,00%
2,50%
2,00%
1,50%
1,00%
0,50%
0,00%
3,40%
3,62%
3,61%
3,23%
3,27%
2,87%
3,45%
2,84%
3,41%
2,49%
3,42%
3,27%
3,21%
2,97%
2,90%
2,94%
2,85%
Target ANEEL 1,91%
jan-14
feb-15
mar-15
apr-15
may-15
jun-15
jul-15
aug-15
sep-15
oct-15
nov-15
dec-15
Target CELG D
Realized CELG D
Target ANEEL

Description	Starting point Jan/2015	feb-15	mar-15	apr-15	may-15	jun-15	jul-15	aug-15	sep-15	oct-15	nov-15	dec-15
Projection Trajectory of non-technical losses (Starting point until Dec/2015)	3,40%	3,61%	3,27%	3,45%	3,41%	3,42%	3,27%	3,21%	2,97%	2,90%	2,94%	2,85%
Speed Decrease / Increase (month) - CELG D Projection		0,21%	-0,34%	0,18%	-0,04%	0,01%	-0,15%	-0,06%	-0,24%	-0,07%	0,04%	-0,09%
Projection Realized of non-technical (Starting point until May/2015)	3,62%	3,23%	2,87%	2,84%	2,49%							
Speed Decrease / Increase (month) - CELG D Realized		-0,39%	-0,36%	-0,03%	-0,35%

From the analysis of the graph it is allowed to observe that the reduction of the index of non-technical losses on injected power was 31.22% within the period from January to May, 2015, resulting from the power recovery actions.

Analyzing the course of the non-technical losses on injected power, we may highlight that the average of the reduction realized by CELG D was 0.28% a month to the first months of 2015, over the average reduction projected in 2015 of the company at 0.05% a month.

Another point, which is applicable to highlight, is that on May, 2015, the real non-technical loss (2.49%) was smaller than the goal estimated by CELG D to the same month, getting closer to ANEEL goal of nontechnical losses of 1.91%.

CELG D is currently among one of the lowest levels (CELG D 2.49%) among the electric power distributors of the country, and is very below the national average of the distributors of 6.74% of non-technical losses, as showed in the graph below:

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Figure 82: Index of Non-Technical Losses on injected power (%) per distributor on May, 2015 Source: PNT Report Celg 2015

35,00%
30,00%
25,00%
20,00%
15,00%
10,00%
5,00%
0,00%
Sample Mean
6,74%
0,01%
0,26%
0,63%
0,81%
1,17%
1,46%
1,66%
1,78%
2,01%
2,14%
2,49%
2,53%
2,74%
2,84%
3,28%
3,56%
3,87%
4,04%
4,05%
4,49%
4,93%
4,95%
5,11%
5,21%
5,95%
6,45%
6,78%
8,58%
8,87%
9,79%
11,26%
11,83%
12,09%
13,80%
14,47%
17,13%
19,43%
20,67%
29,86%
DMED
CFLO
BRAGANTINA
NACIONAL
AES SUL
CPFL PIRATINING
RGE
COSERN
CPFL PAULISTA
CELESC
CELG
ELEKTRO
COELCE
COPEL
CEMIG
CPFL LESTE
ENERGISA TO
ENERGISA PB
AES ELETROPAU
ELETROBRAS RR
CEB
ENERGISA MT
ENERGISA SE
COELBA
EDP BANDEIRANT
SULGIPE
ENERGISA MS
CELPE
CEMAR
EDP ESCELSA
AMPLA
CEEE
ELETROBRAS RO
ELETROBRAS AC
ELETROBRAS AL
ELETROBRAS PI
CELPA
LIGHT
ELETROBRAS AM

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Although it is among the distribution companies with one of the lowest indexes of non-technical losses, as showed in the graph above, the real percentage of CELG D is over the regulatory index established by Aneel to the distributor, implying in a reduction in its revenue, and it does not cease to be a critical factor to correct as soon as possible, since the results of the losses assessed and recognized by ANEEL, of 1.91% are under such current level of the distributor.

In such sense, the study shows more detailed the composition of the Non-Technical Losses on the whole injected power, having the following openings:

  Adulteration of meters or connections

  Errors in the measurement or in the invoicing

  Losses in Public Lighting

Figure 83: Details of the Non-Technical Losses on Injected Power on May, 2015. Source: PNT Report Celg 2015

It is applicable to highlight that the company does not have detailed information regarding the nontechnical losses to the industrial and commercial consumers, and their main causes yet. Thus, it is extremely important that CELG D deeply knows all specificities and characteristics of the losses of its segments, in order to be able to quantify, monitor, and control. Subsequently, it may establish actions for the reduction of the losses with the creation of indicators and defining the goals to be reached over the time.

So, as it is already established in the concession contract, CELG D shall follow-up, systematically, the levels of electric losses in the several segments of the electric system, aiming at guiding its investments to where the reduction of such losses are economically feasible.

In such sense, the reduction of the non-technical losses directly means generation of cash to the company, that is, it corresponds to an immediate revenue to the company, since instead of revenue loss, not having receipt and/or incorrect receipt under the power effectively distributed and delivered, there is a revenue gain.

Thus, the fighting to the non-technical losses with the best cost-benefit relationship, with correct investments, focused on real results and especially on the best performance of management actions, and recovery process of revenues and reduction of losses are directly converted into cash generation to the company, main factor to the economic and financial recovery of CELG D.

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After analysis of the behavior of the Technical and Non-Technical Losses on injected power of CELG D in the last few years, as well as the actions of fighting the loss carried out especially in 2014 and 2015, and the results obtained until May, 2015, we may observe an important reduction in technical and non-technical losses.

Thus, in this item we detail the behavior of the Technical Losses and Non-Technical Losses on injected power Realized from 2009 up to May, 2015, and subsequently, we anticipated the indexes of Technical and Non-Technical Losses on injected power according to a reduction rate of Technical and Non-Technical Losses on power, having as base the compliance with the Goal set forth by ANEEL of Technical and Non-Technical Losses.

In this sense the projection performed following, takes as the basis of the most recent data including the months January to May 2015 of own CELG D of technical and non-technical losses on energy injected.

It should be also highlighted that the current projection is different from the projection of the plan for the results of the analyzed 201410 previously, as rightly used most current data of CELG D 2014[7] and 2015 to estimate the projection.

The projected rate of reduction of annual Technical Losses was 0.21% in 2016, based on the past results obtained especially in 2014 to 2015, later, in 2017, the projected index of Technical Losses reaches the Goal established by ANEEL of Technical Losses (9.38%), then to 2018 and 2019, the same index of losses is maintained with the same value as the ANEEL Goal.

Similarly to the technical losses, we adopted the same logic to the projection of the reduction rate of annual Non-Technical Losses resulting in a reduction rate of 0.29% in 2016, based on the past results obtained, especially in 2014 to 2015, later, in 2017, the projected index of Non-Technical Losses reaches the Goal established by ANEEL of Technical Losses (1.91%), then to 2018 and 2019, the index of losses is maintained with the same value as ANEEL Goal.

Description	Realized							Projection			
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Technical Losses CELG D	9,50%	9,46%	9,63%	9,36%	9,67%	9,77%	9,80%	9,59%	9,38%	9,38%	9,38%
Non-Technical Losses CELG D	2,52%	2,31%	2,50%	2,97%	2,81%	3,50%	2,49%	2,20%	1,91%	1,91%	1,91%
Global Losses CELG D	**12,02%**	**11,77%**	**12,13%**	**12,32%**	**12,48%**	**13,27%**	**12,29%**	**11,79%**	**11,28%**	**11,28%**	**11,28%**
Technical Losses Target ANEEL	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%
Non-Technical Losses Target ANEEL	1,91%	1,91%	1,91%	1,91%	1,91%	1,91%	1,91%	1,91%	1,91%	1,91%	1,91%
Global Losses Target ANEEL	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**

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Figure 84: Evolution of the Technical and Non-Technical Losses on Injected Power (Realized and Projected) Source: PNT Report

Celg 2015 and Quantum Preliminary Projection 2015.

2.6.5.1. Non-Technical Losses on BT Market

In this point, analyzing the non-technical losses on BT market, they present a performance relatively stable in the most of the years, however, in the last few years, they started to increase, reaching in 2014 the greatest index of non-technical losses of 6.32%, very superior to the goal set forth by ANEEL of 3.88%.

Following we may view in the graph below the evolution of the non-technical losses on BT Market and the goal set forth by ANEEL to CELG D.

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7,00%
6,00%
5,00%
4,00%
3,00%
2,00%
1,00%
0,00%
6,04%
5,07%
4,60%
5,02%
5,95%
5,66%
6,32%
Target ANEEL ; 3,88%
2008
2009
2010
2011
2012
2013
2014
Realized CELG D
Target ANEEL

The non-technical losses on BT Market have increased from 4.57% in 2010 to 6.32% in 2014, representing 37.65% of growth from 2010 to 2014, if we considered the impossibility of the distributor, in the last few years, to update its rates, and the consequent reduction of the budget intended to fight the non-technical losses, it is analyzed that the level thereof is maintained relatively controlled at a lower level in relation to the efforts that may be effectively made to their reduction.

Thus, analyzing in more details the non-technical losses on the BT market, CELG D has directed actions and greatest investments towards the fighting against the losses.

As it will be detailed in the next points, the course projected and realized by the company for 2015, on a monthly basis, detailing estimative of the level of non-technical losses on BT Market up to the end of 2015, as well as the regulatory goal of 3.88%.

8,00%
7,00%
6,00%
5,00%
4,00%
3,00%
2,00%
1,00%
0,00%
6,80%
6,57%
7,22%
5,74%
6,54%
5,74%
6,90%
5,67%
6,82%
4,95%
6,84%
6,54%
6,42%
5,94%
5,80%
5,88%
5,70%
Target ANEEL 3,88%
jan-14
feb-15
mar-15
apr-15
may-15
jun-15
jul-15
aug-15
sep-15
oct-15
nov-15
dec-15
Target CELG D
Realized CELG D
Target ANEEL

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The index of non-technical losses of CELG D, on the low voltage market, although it is one of the lowest levels among the electric power distributors of the country, 4.95% greater than 2015, is over the regulatory level (3.88%).

The analysis of the graph above allows to observe a reduction of the index of non-technical losses on BT Market of 24.66% in the period from January to May, 2015, especially resulting from the power recovery actions, we may also highlight that the average of the reduction already carried out by CELG D was 0.41% a month to the first months of 2015, very above of the average reduction projected by the company in 2015 of 0.10% a month.

If the company has the performance for the next projected years of non-technical losses, similar to the one realized in the first months of 2015, the company will be able to reach within the regulatory limit established by ANEEL of 3.88%.

The regulatory treatment of the losses in the rate revision and adjustment processes has premises as we may highlight the management capacity the concessionaires have on the power losses, especially the nontechnical losses (power thefts, measurement errors, consuming units without measurement, etc.). It shall provide the due incentive so that the concessionaire adopts the best practices in the commercial management of the losses. The approach of ANEEL for the definition of the limits of non-technical losses is made through comparison between the concessionaires with similar concession area.

2.6.6. Benchmarking of Losses on injected power

As it was already included in the previous items, following it is a comparison with Brazilian companies, in such case, those that have more than one million of consuming units were separated, with the purpose of grouping the distributors with size similar to CELG, separated into Global Losses, Technical Losses, and Non-Technical Losses.

The Benchmarking database has information of 20148 for Global Losses, Technical Losses, and for NonTechnical Losses the data is more recent, of May, 2015.

The losses on injected power of CELG D were slightly over the average of the distributors to the Global Losses and Technical Losses, and for the Non-Technical Losses, as we may check, the company is one of the lowest levels, much lower than the national average of the distributors.

8Although Light and Ampla distributors have more than 1 million of consumers, they were not included in the sample because they did not have data for 2014.

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35,00%
30,00%
25,00%
20,00%
15,00%
10,00%
5,00%
0,00%
Sample Mean 10,96%
5,73%
6,38%
6,58%
7,72%
8,10%
8,23%
9,20%
9,48%
9,54%
9,67%
10,21%
11,83%
12,12%
12,33%
13,27%
13,76%
14,45%
14,60%
15,92%
16,42%
16,88%
17,41%
26,68%
31,23%
CEPISA
CPFL-Piratininga
ELEKTRO
CELESC
COPEL
AES SUL
CPFL-Paulista
BANDEIRANTE
RGE
ELETROPAULO
COSERN
CEMIG
COELCE
EPB
CELG
CEMAT
ESCELSA
COELBA
CELTINS
CEEE
CELPE
CEMAR
CEAL
CELPA

14,00%
12,00%
10,00%
8,00%
6,00%
4,00%
2,00%
0,00%
Sample Mean 7,36%
2,73%
4,29%
4,52%
5,22%
5,54%
5,90%
6,13%
6,22%
6,35%
7,26%
7,58%
8,07%
8,42%
8,54%
9,39%
9,73%
9,77%
9,85%
10,03%
10,17%
10,26%
10,28%
11,67%
12,16%
CEPISA
CPFL-Piratininga
CEEE
CELESC
BANDEIRANTE
CPFL-Paulista
ELETROPAULO
COPEL
ELEKTRO
AES SUL
ESCELSA
RGE
CEAL
COSERN
CEMAR
EPB
CELG
CELPE
CEMAT
COELBA
COELCE
CEMIG
CELTINS
CELPA

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Figure 89: Benchmarking of Non-Technical Losses/injected power with more than 1 million of consumers – May, 2015 Source:

PNT Report Celg 2015

2.6.7.	Programs of reduction of Losses
2.6.7.1.1.	Contextualization

The technical losses refer to the portion of the losses in the distribution inherent to the process of transportation, voltage transformation, and measurement of the power in the concessionaire’s network.

The non-technical losses, on their turn, represent all other losses associated to the distribution of electric power, such as power thefts, measurement errors, errors in the invoicing process, consuming units without measurement equipment, etc. They are measured by the difference between the Losses in the Distribution and the Technical Losses.

The regulatory benchmark to the Non-Technical Losses is redefined at every rate revision and may occur a descending course, recognizing a lower level of non-technical losses at every rate adjustment, or as a fixed goal, where the level of non-technical losses recognized in the rates, always referred in terms of nontechnical losses on the low voltage market, maintains continuous over the rate cycle.

The approach adopted by ANEEL for the definition of the limits of non-technical losses is the comparison of the performance of distributors that act in similar concession areas. Such comparison occurs essentially from the construction of a complexity ranking in the fight against the non-technical losses that aims at measuring in an objective manner the difficulty level faced by each distributor to reduce, essentially, the frauds and power thefts in its actuation area. Problem of the non-technical losses in the concession area of CELG D.

The social-economic conditions of the concession area of CELGD put it in the 29th position in the social-economical complexity index assessed in the third cycle of rate revision carried out by ANEEL, as published in the Technical Note no. 0031/2011 – SER/ANEEL.

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However, a more accurate analysis is required, once there are within the concession area of CELG D, two geographic areas (surroundings of Goiania e of Brasília) that have high social-economical complexity indexes, making the fighting very difficult as in the concession areas of greater complexity. It indicates that the social-economic conditions in such areas put them among the most difficult areas of the country to fight the PNT.

Such areas comprehend almost 2 million of inhabitants, being the fighting against the PNT made difficult by the high indexes of violence the inspectors are exposed to, since virtually there is no public safety in such places. (E.g., Aparecida de Goiânia, Senador Canedo, Trindade, Águas Lindas, Luziânia, Valparaízo de Goiás, Novo Gama, Jardim do Ingá, etc.).

Figure 90: Area of great social-economical complexity (surrounding Goiania) Source: Google Maps 2015.

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Figure 91: Area of great social-economical complexity (surrounding Brasília) Source: Google Maps 2015.

The increase of the population’s income allied to the credit facilitated in the last few years, made that such population has had access to more consumables, increasing the consumption of electric power. However, the recent increases of the electric power rate put several consumers in default, as well as some migrated to the practice of frauds in the measurement, so avoiding to reduce their lifestyle.

We also highlight that one of the elements that make it difficult the improvement of the social-economic conditions and, especially, the housing conditions and infrastructure in such areas is the high population growth. Taking into account that the greatest part of migration to such regions is composed of low-income people, and that the birth rate is greater between the classes of lowest income, there is an increasing demand for investments in infrastructure and popular housing.

It shall also be mentioned the increase of the number of clandestine allotments, where several people live and where CELG D may not installed distribution network, due to the irregular situation. However, such residents use clandestine connections, for supply of water via artesian Wells, as well as for the connection of other electric equipment.

Finally, it is highlighted the sophistication of the irregularities made, especially those carried out in meters, which violators rupture the seal and manipulate the consumption on a monthly basis, not leaving signs. It occurs due to the gap left by the regulation, which indicates that only the violation of the seals of the meter does not enable the administrative charge, even considering that the consumption substantially increases after the change of the meter to a less vulnerable one.

Such facts made that the indexes of non-technical losses on the BT market had a substantial increase from 4.57% in 2010 to 6.57% in 2014, representing 43.76% of increase from 2010 to 2014, as it was already shown in the graphs above. Following, the main difficulties in fighting against the non-technical losses are listed.

2.6.7.2. Main difficulties of fighting against the non-technical losses

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Although the fighting against the non-technical losses is the junction of operational management actions focused on results, defining the goals to be achieved in relation to the potential of recovery of the characteristics of each region, and supplemented by investments in more protected networks in areas of big losses, such as, for example, insertion of multicomplexed cables, increase of the height of the poles and greatest quantity of displacements of teams to inspect, among others.

The distributor, in the last few years, had serious difficulties of investments, since in the period of 2006-2012 it was disabled of increasing its rates, causing delays in investment in the more protected network as well as in a limited budget to fight the non-technical losses.

It shall also be mentioned the internal difficulties, because CELG Dis a quasi-public company and, therefore, is subject to law 8.666/93, which causes delays in the acquisition of materials, contracting, and performance of investments.

In addition to such difficulties, we may list the following:

  Absence of police station specialized in the theft of electric power: the inspections carried out in medium and big consumers, especially in the cases of derivation and handling, are hindered by the lack of experts, since such consumers difficult at the most the entrance of inspection teams in their establishments, with the goal to make the characterization of the irregularity more difficult, as well as at gaining time to the decharacterization thereto, which affects the charge of the consumption registered and not invoiced;

  Lack of police structure for support: the inspections carried out in places with high indexes of criminality may only be carried out with the support of the civil and military polices, which in many cases do not have the proper structure to provide such support, such as lack of fuel, lack of criminal experts, among other needs, generating difficulties to the performance of inspection with calm, and causing the exposure of employees to the risk;

  Sophistication of the irregularity types: At the extent technological progresses are achieved, the violators also get specialized, being increasingly frequent sophisticated artifices, especially in electronic meters. It makes that a longer time is spent in the identification of such irregularities, hindering the productivity of the teams;

  Great number of UCs in the rural zone: CELG D has approximately 7% (seven percent) of its consumers classified in the Rural class, being that some, due to the great territorial extension of the state of Goiás, are more than 80 km from the closest city, which reduces the quantity of inspections carried out on a daily basis. In the 2nd Cycle, the Average Displacement Time, used in the definition of the productivity of the inspection teams, did not consider such particular, failing to grant to CELG D approximately R$ 1 million/day;

  Normative Resolution 414/10: The Normative Resolution 414/10 brought advances in relation to the previous Resolution, 456/00. However, the reduction of the maximum collection period for 36 months hinders the concessionaires, since that, due to the limitation of costs imposed by the Reference Company, we could not inspect a greater number of consumers, which may lead to irregular period superior to the allowed maximum. Additionally, in the cases of defect in the measurement, so that it may make the collection of the consumption not invoiced, respecting the maximum limit of 3 cycles, TOI shall be issued, which makes that we perform an inspection in that UC, so that we do not take the risk the consumer, when inspected in another occasion, to use §2 of art. 132 of the said resolution. Such requirement of § 7 of art. 115 results in the performance of inspections in UCs that would not be normally inspected, delaying the identification of UCs with irregularity, which makes the irregular period longer;

  Lack of support of the Judiciary Branch: The judges that judge the actions of violating consumers, in many cases, disregard the Normative Resolution 414/10, which ends up nullifying the administrative collection, so incentivizing the performance of irregularities in the measurement.
  The presence of the Technical-Scientific Police, through its experts, provides public credit, which

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favors the gain of causes. However, for the reasons exposed above, the lack of experts makes that the same follow-up an insignificant portion of the inspections carried out, which generates such legal unsafety.

2.6.7.2.1. Activities of fighting against PNT

The activities related to the fighting against PNT, carried out by own personnel and by outsourced personnel, are divided in INSPECTION/REGULARIZATION and NEGOTIATION, carried out in a continuous manner, in consuming units served at low voltage (Group B) and high voltage (Group A), with direct and indirect measurement, located in the whole concession area of CELG D, being subdivided into:

INSPECTION / REGULARIZATION

1.	Inspection with or without suspension of the supply, without notification;
2.	Inspection with or without suspension of the supply, with notification;
3.	Inspection with Installation and/or Removal of the Meter, with or without suspension of the supply, without notification;
4.	Inspection with Installation and/or Removal of the Meter, with or without suspension of the supply, with notification;
5.	Inspection with Replacement of Meter, with or without suspension of the supply, without notification;
6.	Inspection with Replacement of Meter, with or without suspension of the supply, with notification;
7.	Inspection with Removal of the Service Branch, without notification;
8.	Inspection with Removal of the Service Branch, with notification;
9.	Inspection with Removal of Clandestine Connection.

NEGOTIATION

1.	Calculation of the retroactive difference of not invoiced consumption;
2.	Assembly of the Irregularity Processes;
3.	Issuance and Delivery of Notifications, with Suspension of the Supply in the Circuit Breaker, Shroud Box, or Pole;
4.	Suspension of the Electric Power Supply;
5.	Cut Inspection;
6.	Analysis and Inspection of Opinion in consumers’ Resource;
7.	Negotiation of the Irregularity Processes;

It is CELG D’ exclusive liability for the management of the activities, audit, preparation of procedures, procedure of irregularity proceedings, and preparation of technical reports in the measurement equipment.

2.6.8. Details of the program of fighting against the non-technical losses

Upon such context, CELG D, concerned on the increase of the non-technical losses, and aiming at getting suitable to the new methodology of regulatory treatment to the non-technical losses to the current cycle of periodical rate revision of the distribution concessionaires, the distributor concentrated on the search for the best manner of fighting against the non-technical losses with the best cost/benefit relationship.

In such sense, the company contracted outsourced labor specialized in fighting against the losses, which culminated in the preparation of a new project aiming at the contracting of outsourced company so that the performance of the technical services of fighting against the irregularities in the measurement, which will enable CELG D to enhance even more the reach of the actions of fighting against the irregularities in the measurement.

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The project has as reference other ones adopted in other power concessionaires and comprehend all needs suggests by the specialists of CELG D, having been established guidelines and actions, defining the goals to be achieved in relation to the potential of recovery and to the characteristics of each region, that is, a management model focused on results.

In a supplementary manner, a redesign was performed of the processes of Inspection, Negotiation Calculation, resulting in the improvement of the assertiveness of the performed inspections, according to parameters defined by the regulatory body (ANEEL), agility in the assembly of the administrative collection processes, intensification of consumers’ notifications, and stressed reduction of the collection of processes to calculate/negotiate, which were at levels very high and with trend to increase, with risks of serious losses to CELG D, by difficulty in the receipt of the processes or by the possibility of prescription thereof.

It is also applicable to highlight that the employees of CELG D involved in the fighting against nontechnical losses in the last few years (2012-2014), attended seminars and technical visits in other distributors, aiming at exchanging experiences in the fighting against non-technical losses.

Following, we may check the performance of CELG D related to the number of inspections in consuming units of Groups A and B over the last few years (2012-2014).

Figure 92: No. of Inspections in UC of Groups A and B Source: Administration Reports Celg (2012, 2013 and 2014)

Additionally, we may check in the graph below the number of negotiation of irregularity processes and its reduction over the years, result of training actions of CELG D’s attorneys involved in the recovery of revenues through the judicial collection of irregularity processes and improvement of efficiency in the solution of the processes.

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2.6.8.1. Consumers without measurement

CELG carries out the whole invoicing of its consumers through the measured consumption, unless the cases of exception forecast in art. 72 of the Normative Resolution 414/2010, which are presented below, in terms of number of UCs in the last few years.

Until the closing of this Report, the most current data has not been made available to our analysis.

So, we present the last numbers of the study carried out in 2012 of Quantum to CELG D.

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First, it is important to highlight that in 2012, the consuming units without measurement significantly increased, and over the average increase of the demand.

Such addition, it is basically explained by the increase of the commercial one-phase UCs, which passed from 310 to 478 units. The increase of the one-phase UCs calls the attention of the Public Authority, which passed from 48 to 168 units, during 2012.

In relation to the sub-types, the evolution was the following:

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The installation of public safety cameras during 2012 virtually explains the growth of the UCs without measurement of the public authority. It is also highlight a strong growth in the speed bumps of federal and state roads.

As it was approached, the Public Lighting is unit of consumption without measurement, being the whole invoiced consumption obtained through estimates, but it is a factor that represents big losses to the company, in detriment thereof, CELG D in the last years has concentrated efforts in the control, monitoring, and measurement of the Public Lighting and Shared Use.

Following it is detailed as it is being developed the fighting program of Recounting of Public Lighting and Shared Use.

2.6.8.2. Project of Renouncing of Public Lighting and Shared Use.

Considering the park of Public Lighting (IP) is municipal property, which is also responsible for its maintenance, operation, and enhancement, generally enhancements occur without the awareness of the distributor, generating as consequence changes of consumption, causing substantial losses, since the consumption resulting from the enhancements occurred and not informed by the respective city halls, generates great losses of power, since as it was already approached the IP invoicing is through estimates.

Thus, with the purpose of reducing the non-technical losses, the company prepared a basic design, aiming at the contracting of specialized company in the performance of services of the public lighting and shared use of poles, aiming at re-registering poles/geographic points, in the whole concession area, except the city of Goiania, correcting the identification errors of the type and power of lamps and reactors, which have not been invoiced.

Thus, in 2012 it was started the preparation of the basic design for contracting of outsourced company to perform the technical services of survey of the public lighting park and shared use of poles, in the whole

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concession area, except the city of Goiania, which was bided and the service was carried out and completed on 07/20/2015.

To the city of Goiania, it was already performed, being in phase of contract signature.

The investment plan indicates the performance of a recounting of IP and Shared Use in 2016, it will be repeated every 2 years, with projected investment of approximately R$ 6.5 million per contract.

2.6.8.3. Project of Fighting to Irregularities in the measurement.

In addition to the problems related above, undue enhancements occur, by default of the distributor, of the telephony, internet, and cable TV networks, generating financial losses to CELG D, for the non-collection of revenue through the sharing of the distributor’s distribution network, which makes the situation more serious.

Upon it, CELG, through its Board of Directors, prepared a project of fighting against the irregularities in the measurement aiming at the contracting of company specialized in the performance of services of inspection and regularization, calculation of the retroactive differences, analysis of resources and negotiation of processes of irregularity/deficiency in the measurement, in a continuous manner, in consuming units served at low voltage (Group B), with direct and indirect measurement, located in the whole concession area of CELG.

Thus, the project of fighting against the irregularities in the measurement was estimated in 10 years of duration, the same will be continuous, unless indication to the contrary, at the cost of R$ 14 million a year.

The Research and Development project no. 334/20159 was also started, aiming at the development of software of data mining, which purpose is the identification of UCs with irregularity, through the use of business rules.

Other projects are being analyzed, but are in preparation phase, not having defined costs.

2.6.8.4. Future Projects of Fighting to Non-Technical Losses

Aiming at improving the performance of the fighting against the non-technical losses, CELG D plans to adopt the following actions in the future:

Contract inspection service of UCs and negotiation of processes of irregularities in the measurement:
✓ 120,000 Inspections/year
✓ 25,000 Negotiations/year
Develop smart methodology to point out frauds with characteristics checked in the concession area of CELG D (P&D 334 and GAUSS).
Install remote measurement in all UCs of Group A.
Implement new stage in the invoicing process, between the generation of supplies and issuance of invoices.

However, up to the closing of this report the opening related to the period and values of the projects, have not been made available to greater deepening and details of the fighting programs and reduction of losses.

9 The software Click View and Gauss are also part of this project, which will supplement the P&D project.

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2.6.9. Results of Fighting against Non-Technical Losses

In the last few years (2012-2014), implementation of the management program of non-technical losses of CELG D presented the following results, according to the reports of Administration of CELG D:

  Annual recovered power of 60 GWh, in the value of R$ 13 million in 2014

  Reduction of the annual required Power of 1.3 Gwh, in the value of R$ 500,000.00 in 2014

  Annual aggregated power of 16 GWh, in the value of R$ 3 million in 2014

  Increase of the recovered retroactive power from 15 to 19 GWh, in 2012

  Increase of the power aggregated to the invoicing, due to the regularization of the irregularities in the measurement from 18 to 20 GWh, in 2012.

Until the closing of this report, the gap related to the results, including calculations, calculation, course of the Reduction/Increase, and projection of power, and monetary values, were not made available for greater deepening and details.

2.6.9.1. Expected and Achieved Results in Recounting of IP and Shared Use.

It is expected that the economic benefit with the execution of the contract to perform technical survey services of the public lighting park and shared use of poles, in the whole area of concession, except the city of Goiania, which termination was on July/2015, has the following results:

  Power aggregated to its revenue with the update of the quantitative and power of lamps and reactors (approximately 100 GWh)

  Retroactive collection of irregularities (approximately 180 GWh)

  Additional revenue earned with an index of non-technical losses lower than the regulatory standard.

The results following presented are related to 133 cities out of the total of 237, such that still in August, 2015, CELG D forecasts to launch the re-registration of more than 103 cities.

The values informed below are restricted to the cities already re-registered and invoiced, totalizing 125 cities and respective locations, out of the total of 237 cities.

Following it is showed the results achieved up the present with such project.

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Figure 95: Increment of Revenue (R$) - IP Project Aggregated, Recovered, and Invoiced Power Source: Report Celg 2015

The conversion of the values from KWh into R$ occurred as follows:

  Until August, 2014, the net rate corresponding to R$ 0.1584 was used

  On September, 2014, a proportional rate was used, considering the old rate and the new rate (40% and 60% respectively); resulting in a net rate corresponding to R$ 0.17896.

  In the period from October, 2014 to February, 2015, the net rate was R$ 0.19267

  From March, 2015, the net rate used to the projection of the next months was R$ 0.24107.

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The item Previous revenue of the graph, refers to the revenue of Public Lighting (IIP) CELG held with the IP before the re-registration.

It shall be highlighted the forecast of invoicing of R$ 10,879,455.82, related to the power aggregated to the invoicing within the period from June/2015 to April/2016.

The item Realized revenue of the graph deals with the IP revenue the company had after the performance of the re-registration, comprehending the power aggregated to the invoicing and the monthly portions of the retroactive consumption.

Additionally, we may highlight that the invoicing forecast is R$ 24,543,094.98, related to the future portions of retroactive consumption within the period from June/2015 to June/2019.

Analyzing the project as a whole, we may highlight that the following impacts of the re-registration of public lighting and shared use, had as result:

  Increment of monthly net revenue over R$ 3 million.

  Cities as Anápolis, Catalão, Águas Lindas, among others, had addition over 400,000 kWh/month.

  Cities as Rio Verde, Jataí, Itumbiara, Cidade Ocidental, Novo Gama, Goianara, and Trindade had an increment of or over 200,000 kWh/month.

To the city of Goiania that is in process of bidding completion and contracting of company to perform the re-registration service, the company expects that the economical result with the performance of the contract to perform technical survey services of the public lighting park and shared use of poles, in the city, which start is scheduled for August/2015, will have the following benefits:

  Power aggregated to its revenue with the update of the quantitative and power of lamps and reactors (approximately 1 GWh)

  Retroactive collection of irregularities (approximately 1 GWh),

  Additional revenue earned with an index of non-technical losses lower than the regulatory standard.

2.6.9.2. Expected Results in the Fighting against Irregularities in the measurement

The economic benefit expected with the performance of the contract to the execution of technical services of fighting against the irregularities in the measurement, which forecast of start is November/2015, will be constituted by the following expected results, according to the PNT Report of Celg 2015:

  Power aggregated to CELG D revenue with the regularization of consuming units (approximately 30 GWh),

  Reduction of the required power (approximately 13 GWh).

  Retroactive collection of irregularities (approximately 86 GWh).

  Additional revenue earned with an index of non-technical losses lower than the regulatory standard.

Until the closing of this report, the opening related to the results, including calculations, accountability, course of the Reduction/Increase, and projection of power and monetary values, were not made available for further deepening and details.

2.6.10. Reference of Files of Losses

The information demonstrated in the item Losses were taken from the following files:

  CELG D 1.1.4000001 – ADMINISTRATION REPORT 2012

  CELG D 1.1.4000002 – ADMINISTRATION REPORT 2013

  CELG D 1.1.4000003 – ADMINISTRATION REPORT 2014

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  CELG D 10.11.000089 - 2.10 – NON-TECHNICAL LOSSES

  CELG D 10.12.000089 - 2.10 – NON-TECHNICAL LOSSES - REPORT

  CELG D EVOLUTION OF THE TECHNICAL LOSSES ITEM 2.11

  CELG D 08.1.7000004 - ITEM 2.8.7.4_RESULT PLAN CELG DISTRIBUIÇÃO

  ANEEL and CELG D 1.1.2000004 - SPARTA CELG

  ANEEL BASE_PERDAS_INTERNETJUL2014_26_05

  ANEEL SUBMODULE 2.6 OF PRORET

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2.7. Replacement costs

The Replacement Cost Method establishes that each asset is valued through all expenses required to its replacement to an identical, similar, or equivalent one that carries out the same services and that has the same capacity of the existing asset.

To the complete definition of the Remuneration Base, it is required to establish the following values:

New Replacement Value (VNR): It refers to the value of the new asset, identical or similar to the evaluated one, obtained from the concessionaire’s price base, or from the reference price base, when homologated, or of the updated accounting cost.

Market Value in Use (VMU): It is defined as the New Replacement Value – VNR deduced out of the depreciation portion, which shall always respect the percentages of accumulated depreciation recorded in the accountancy to the considered asset, from the date of its immobilization.

Remuneration Base Value (VBR): It is defined by the multiplication of the Use Index by the Market Value in Use. The Use Index is defined as a percentage that shows the use of the asset in the public service of electric power distribution.

The situations related to the general refurbishments and/or re-potentialization of assets shall be conducted according to criteria established in MCSE and MCPSE.

For the group of “Land” assets, “Buildings, Civil Works, and Improvements”, and “Substations”, it is applied a percentage that shows the use of the asset in the public service of electric power distribution, so defining the index of use for such assets.

The Use Index of lands, buildings, and substations is applied on the New Replacement Value – VNR, defining the Full Use Index – IAI, and on the Market Value in Use – VMU, defining the Depreciated Use Index – IAD.

For application of the use index, it is required a qualified analysis of the use, function and/or allocation of the asset, differentiating convenience from need, regarding the granted activity of electric power distribution.

The assessment of such assets shall be made taking as base the depreciated New Replacement Value, respecting the depreciation criteria and accumulated depreciation percentage, recorded in the accountancy.

2.7.1. Determination of the New Replacement Value – VNR

The costs of Refitting is the way that ANEEL uses to gauge the slenderness tariff item and the prudent investment and that outline the companies in the electrical sector in the budgeting of investments so that they are recognized on the basis of the Remuneration regulatory compliance.

The rules take in consideration the weighted average prices of the purchases of the last two years or exceptionally, when not occurred the purchase of that material in the last two years, using the four last years.

This way, it is very important that companies have a control of the additional costs (labor, third service itself, project, transport, etc.) in order not to exceed the established parameters and deadlines for their implementation, aiming to improve the gains achieved at the time of Periodic Tariff.

2.7.2. Determination of the New Replacement Value – VNR

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The equity assessment does not represent the market value, but a reference value, arising from the application of the use and depreciation on the replacement costs for equipment, improvements, and civil works in operation (considering the expenditures with facilities and other additional costs and eliminating the expenditures with recoverable taxes (ICMS); but the non-recoverable taxes are considered in the formation of costs).

Thus, the items that compose the final value of the fixed assets (New Replacement Value – VNR) considered in the assessment are described in the following portions:

VNR = EP + COM + CA + JOA

EP – Main Equipment – equipment represented by the Registration Units (UC/UAR), according to MCPSE;

COM – Minor Components – set of fixed components bound to a certain main equipment;

CA – Additional Costs – comprehend the costs required to the placement of the asset in operation, including the costs of project, management, assembly, and freight, being applied on the value of the main equipment added of the smallest component;

JOA – Interests on Ongoing Works – represent the remuneration of the ongoing work and is applied on the total of the previous items, for substations, lines, and distribution networks.

The main equipment is that defined in the Registration Units – UC, or Addition and/or Removal Units –UAR, by MCPSE. For the main equipment, the value of a new asset, identical or similar to the assessed one is obtained from the Reference Price Base.

The assets that are not in the concessionaire’s price base shall be considered as an assets of similar characteristics to the purpose of assessment. If a similar asset is not found, it shall be assessed through the update of the historical accounting values through the application of the index of the Transformation Industry – Machines, Electric Devices and Materials, column 34, assessed by FGV.

The accessory materials of the main equipment, identified as Minor Components – COM, will have their costs aggregated to the values of such equipment. The identification of such materials will be made in compliance with the criteria defined in the instructions of MCPSE.

The Additional Cost is the cost required to put the asset in operation, formed by the costs of design, management, assembly, and freight, being applied on the value of the equipment added of the minor components.

JOA is regulatory defined and calculated considering the real WACC after taxes, and applying the following formula, according to the following considerations:

Average construction terms: 3 months for air and underground distribution networks, 12 months for Substations and Underground Distribution Networks; 8 months for Distribution Lines (operating at a voltage over 34.5 kV);

Financial flow: for substations and distribution lines, it shall be considered the disbursement of 40% distributed in a homogeneous manner over the first half of the considered construction term, and 60% distributed in a homogeneous manner over the second and last half of the considered construction term; for distribution networks, it shall consider the financial flow of 26.7%, 33.3%, and 40% of disbursement distributed respectively in the 1st, 2nd, 3rd within the considered construction term.

The monthly disbursement will be so defined:

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For distribution lines:
D1	D2	D3	D4	D5	D6	D7	D8
10%	10%	10%	10%	15%	15%	15%	15%

For distribution lines:
D1	D2	D3
26.7%	33.3%	40.0%

The use index established to the group of assets that compose a substation (power transformation, circuit breaker, switches, busbar, current and potential transformers, and reclosers that oppose the bay, of the substation transformer), results from the application of an index that considers the use factor of the substation and the expectancy to the next 10 (ten) years, of the percent growth of the load served by the substation.

The assets related to lands and easements were assessed from the update of accounting values, by IPCA, provided that it is checked that there are no relevant distortions between the physical assets effectively existing and the assets in the concessionaire’s equity control.

a) the percentage of use of a land under assessment is defined by the ratio between the area effectively used (or usable area) and the total area of the land used for the construction of works and/or installation of assets for the public service of electric power distribution. It shall be included as areas of effective use (or usable areas) the areas of safety, maintenance, circulation, maneuver, and parking, applicable, in relation to type, size, and characteristics of the existing building or facility.

b) in the event of land of existing substations and substations in service, when the substation does not occupy the whole usable area of the land, and it may not be legally divided for purposes of disposal, it may also be considered, as usable area, as operational reserve, an additional percentage of up to 20% calculated on the percentage of use, calculated according to the criteria set forth in the previous item.

c) in the specific case of lands of buildings, it may be considered an additional percentage of up to 10% of the total area of the land, for green areas effectively existing, also recognized as usable areas.

The assets related to the easements were assessed from the update of accounting values, by IPCA, provided that it is checked that there are no relevant distortions between the physical assets effectively existing and the assets in the concessionaire’ equity control.

It shall be subject matter of assessment all assets and facilities that characterize registration units in the equity control, as MCPSE recommends, counted in the subgroup of accounts related to “Buildings, civil works, and improvements”. The shelters, equipment bases, tanks, silos, and others, which are part of the structure of the building, are also included in this type of assets the facilities that shall be assessed, provided that they meet the determinations of MCPSE and MCSE and updated by INCC – National Index of the Construction Cost.

For the vehicles, the replacement value of such values was determined through the update of the respective accounting values by IPCA.

For the furniture and appliances, the replacement value of such assets was determined through the update of the respective accounting values by IPCA.

Software was assessed through the update of the respective accounting values by IPCA.

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For the determination of the market value in use – VMU, it shall be used only the Method of the Straight Line Method 1 for the depreciation, obligatorily considering the percentage of the accumulated depreciation, recorded in the accountancy for each item of the considered asset.

In no hypothesis, the accounting criteria and procedures, the depreciation rates and the percentages of accumulated depreciation of each asset registered in the accountancy may be changed. It is not accepted the use of any other depreciation criteria. The situations related to general refurbishments of assets shall be conducted according to criteria established in MCSE and MCPSE.

The market value in use for the composition of the remuneration base will be obligatorily equal to zero when the asset is fully depreciated, as identified in the respective accounting record.

For effect of depreciation, annual depreciation rates are used to the assets of use and similar characteristics, in the scope of the electric power distribution, according to MCPSE.

The Special Obligations are resources related to the consumer’s financial participation, of the budget allocations of the Federal Government, federal, state, and municipal moneys and special credits bound to the investments applied in the projects linked to the concession, as forecast in art. 1 of Decree no. 28.545, as of August 24, 1950, art. 142 of Decree no. 41.019, as of February 26, 1957, and art. 18 of Law no. 4.156, as of November 28, 1962.

The Special Obligations are not interest bearing liabilities and are not credits of the stockholder. They were updated with the same criteria and indexes used to correct the assets recorded in the Fixed Asset of the agents, that is, using the variation checked between the total new replacement value, and the original accounting value, not depreciated, of the Machine and Equipment account, on the balance of the Obligations.

Special (corrected balance, without deducing the depreciation), for determination of the updated value of the Special Considerations to be considered as reducing portion on the remuneration base.

For the investments related to Luz para Todos Program, in the participation of the sources of resources related to the Energetic Development Account – CDE, States, Cities, and Global Reserve of Reversion –RGR, it will be considered the amounts effectively realized, if the contract has already had fully physically performed and settled before ELETROBRAS, or are made proportional when the contract is in execution.

2.7.3. Composition of the Regulatory Remuneration Base – BRR

The Regulatory Remuneration Base (BRR) is composed by the values of the following items:

I	– Fixed asset in service (AIS), assessed and depreciated (or amortized, according to the specific case);
II	– Operation storeroom;
III	– Deferred asset; and
IV	– Special obligations.

The following groups of the concessionaire’s asset accounts are considered:

I – intangible;

II	– lands;
III	– reservoirs, dams, and ducts;
IV	– buildings, civil works, and improvements;
V	– machine and equipment;
VI	– vehicles; and

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VII – furniture and appliances.

For effect of assessment of the remuneration base, it is only considered the assets bound to the concession and classified in the activities of distribution, administration, commercialization, and associated generation. In the use of plants, the assets that belong to a certain distributor will be only assessed to the cases that meet the requirements forecast in § 6 of art. 4 of Law no. 9.074, of 1995.

The groups of asset accounts related to Intangible; Land; Buildings, Civil Works, and Improvements; Machines and Equipment; Vehicles and Furniture and Appliances, bound to the public service of electric power distribution, related to the activities of Electric Power Distribution and Administration, are subject matter of assessment, aiming at the composition of the concessionaires’ remuneration base.

For the assessment of the assets aiming at the definition of the remuneration base, the following guidelines were observed:

a) the remuneration base approved in the third cycle of rate revision (3CRTP) shall be “shielded”.

It is understood as shielded base the adjusted values approved by report of assessment, including the movements occurred (additions, write-offs, depreciation) and the respective updates;

b) the inclusion between the base dates of the third cycle of rate revision and June, 2015, provided that still in operation, composes the Incremental Base and are assessed using the methodology defined in the Submodule 2.3 of PRORET;

c) the final values of the assessment are obtained summing the updated values of the shielded Remuneration base (item a) with the values of the inclusions occurred between the base dates of the third cycle of rate revision and June, 2015 – incremental base (item b);

For assessment of the assets that compose the shielded base, the following procedures were adopted, in this sequence:

a) The write-offs occurred between the base dates of the third cycle of rate revision and June, 2015 were eliminated;

b) After the exclusion of such write-offs, the remaining values of each asset of the shielded base shall be updated, year by year, by the variation of IGP-M;

c) The monetary value related to the Special Obligations of the shielded base was obtained updating the value approved in the 3CRTP by the variation of IGP-M.

No value was deducted from the Special Operations as write-offs made in the shielded base;

d) It was taken into consideration the effect of the accumulated depreciation occurred between the base dates of the third rate revision and June, 2015, obtaining the value of the updated shielded remuneration base;

e) In relation to the storeroom of operations, the average balances of the last 12 (twelve) months were assessed, and the accounting values by IPCA shall be updated to the Deferred Asset.

For the assessment of the assets that have been added to the equity, provided that still in operation the following procedures were adopted, in this sequence:

a) The inclusions between the base dates of the third cycle of rate revision and June, 2015, provided that still in operation, are assessed using the methodology defined in Sub-module 2.3 of PRORET;

b) The calculation of the not used portion was applied. For substations, lands, buildings, works, and improvements, it shall be indicated the percentages considered to the use index, for the purposes of its inclusion in the remuneration base, from the verification and qualified analysis of the effective use of the respective asset in the public service of electric power distribution;

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c) It was taken into consideration the effect of the accumulated depreciation occurred between the start-up date and the base date of the third cycle of rate revision and June, 2015, obtaining the value of the remuneration base;

Out of the fixed asset in service, it was excluded, for effect of determination of the Regulatory Remuneration Base – BRR, the following assets and facilities that compose the Regulatory Annuity Base –BAR: software; hardware; administrative sites; buildings, civil works, and administrative improvements; machines and administrative equipment; vehicles; and furniture and appliances. The remuneration, amortization, and depreciation (except for sites) related to such assets, and facilities are given as annuities. The model used for the calculation and the evolution of the Gross and Net Remuneration Base took into account the same format used by ANEEL during its inspections of the Regulatory Remuneration Base in the Periodical Rate Revisions. The Fixed Asset in Service was added of the values of the annual investments and updated in currency from December, 2015 or by the corresponding IGP-M.

Our calculations were made with all assets of the Shielded Base of 1st Cycle (244,806 records), Incremental Base of the 2nd Cycle (112,035 records), Incremental Base of the 3rd Cycle (149,081 records), and assets paid up until June, 2015 (50,867 records), removing the respective write-downs and corrected by the indexes established by ANEEL (IPA-34, INCC, IPCA, and IGP-M).

Depreciations occurred in the period were also calculated according to ANEEL rates and the 100% depreciated assets, the special obligations, and the use indexes of Substations were removed, according to the lines demonstrated in the investment spreadsheet.

In the evolution of the Bases, it was taken into account that the behavior of the assets paid up after June, 2015 would be similar to the assets paid up in 2014 to the development of the 100% depreciated values, and that were analyzed up to the end of the Concession.

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2.8. Social and environmental matters

In general, the assessments carried out considered the following topics:

  Organizational Structure;

  Occupational Health, Safety, and Environment Management System;

  Management of Occupational Health, Safety, and Environment Aspects and Impacts;

  Accidents by Violation of Environmental and Occupational Safety Standards;

  Social-environmental Risks and Conflicts;

  Environmental Liabilities;

  Environmental Regularization/Licensing;

  Notifications/Fines/Terms of Conduct Adjustment;

  Federal, State, and Municipal Technical Registrations;

  Spatial Environmental Analysis of the Current and Future Electric System (Forecast Investments);

It is worth noticing that were considered, for orientation of content of this assessment, the indications of technical guidelines of the SFI/World Bank Group (International Financial Corporation / World Bank Group), with emphasis on:

  Environmental, Health, and Safety Guidelines for Electric Power Transmission and Distribution;

  Environmental, Health, and Safety General Guidelines.

  Performance standards on environmental sustainability.

These documents cited above are available, respectively, in the following links:

  http://www.ifc.org/wps/wcm/connect/66b56e00488657eeb36af36a6515bb18/Final%2B- %2BElectric%2BTransmission%2Band%2BDistribution.pdf?MOD=AJPERES&id=1323162154847

  http://www.ifc.org/wps/wcm/connect/554e8d80488658e4b76af76a6515bb18/Final%2B- %2BGeneral%2BEHS%2BGuidelines.pdf?MOD=AJPERES

  http://www.ifc.org/wps/wcm/connect/topics_ext_content/ifc_external_corporate_site/ifc+sustain ability/our+approach/risk+management/performance+standards/environmental+and+social+perf ormance+standards+and+guidance+notes

2.8.1. Work Methodology

It is integral part of the present document the preliminary assessment related to the occupational health, safety, and environment aspects of CELG Distribuição (CELG D). The assessments were divided in the following stages:

✓	Stage 1 – Assessment of the Database (WORK ENVIRONMENT), made available on 07/28/2015 by
D. Such assessment was carried out within the period from 07/28/2015 to 08/26/2015.
✓

Stage 2 – Performance of interviews and assessment meetings (Due Diligence) for confirmation of the made available in the WORK ENVIRONMENT. It is also highlighted that visits to some facilities also made with highlight to:

Electromechanical Shop (Date: 07/30/2015 – Location: Goiania);
Isolating Material Laboratory (Date: 07/30/2015 – Location: Goiania);
Central Storeroom (Date: 07/30/2015 – Location: Goiania);
Yards of Useless and Disposed Items (Date: 07/30/2015 – Location: Goiania);
Railroad Substations, Campinas, Guapo, Cezarina, Acreuna, Cabreuva, and Rio Verde, and Operational Unit of Rio Verde (Date: 08/10/2015 to 08/14/2015).
✓	Stage 3 – Consolidation of the data and information and preparation of the present Report.

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In the initial assessments integrating the Stage1, it was specifically used the data, information, documents, and technical reports integrating items 12.1 – SOCIAL-ENVIRONMENTAL MANAGEMENT, 20.1.07 –OCCUPATIONAL HEALTH, SAFETY, AND WORK ENVIRONMENT CONDITIONS.

Upon executing Stage 1, in relation to the environmental licenses of the facilities (substations, distribution lines (69 kV and 138 kV), telecommunications towers, shops, storerooms, etc.), the assessments made were limited to the verification of existences, validities, and evidences of formalization of the respective requests of renewal/revalidation.

Also in Stage 1, the assessments related to the inspection/infraction records, behavior adjustment terms (TACs), investments and expenses related to the management of health, safety, and environmental aspects and impacts (performed and to perform) were made through the verification of consolidated spreadsheets and some documents themselves. Thus, it was considered that the information that was made available reflects the company’s reality.

The CELG D has no environmental certifications and occupational safety and health, as for example, as the standards ISO 14001 (Environmental Management), and OHSAS 18001 (Occupational Health and Safety). Therefore, the company does not have an environmental management system, health and labor safety composed by systematic procedures and indicators for monitoring the management of these aspects.

It was not identified the existence of environmental certifications, such as, for example, according to standard ISO 14001 (Environmental Management) and OSHSAS 18001 (Occupational Health and Safety). No document and/or specific certificate on such topic was identified in the WORK ENVIRONMENT, as well as an assessment of the operational effectiveness of a health, safety, and environment management system, through the existence of systematized procedures and follow-up indicators of the management.

During Stage 2, new information was requested and obtained before CELG D, which contributed to a more detailed assessment of the company in relation to that previously made in Stage 1. The new information requested was also entered by CELG D in the WORK ENVIRONMENT.

During the performance of the work, it may be noticed the existence of knowledge, by the team integrating the Environment Advisory Board (DT-AMB) and of the Safety Engineering, Health, and Life Quality Department (DA-DPSV), of the existing fragilities and problems, as well as of the actions that shall be triggered to the continuous improvement of the occupational health, safety, and environmental management process in the company, but the human and financial resources available are insufficient to a more effective work and with more satisfactory results.

During the work, we can notice the existence of knowledge on the part of the team an integral part of the spokesperson for Environment (DT-AMB) and the Engineering Department of Health, Safety and Quality of Life (DA-DPSV), the weaknesses and existing problems, as well as the actions that should be taken to the continuous improvement of the process of environmental management, health and safety of working in the company, but the available financial and human resources are insufficient for a work more effective and more satisfactory results.

2.8.2.	Results
2.8.2.1. Organizational Structure

This item is restricted to the evaluation of the organizational structure of the spokesperson for Environment (DT-AMB) and the Engineering Department of Health, Safety and Quality of Life (DA - DPSV)

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Environment:

In corporate terms, the Environment Advisory Board (DT – AMB) reports to the Technical Board of Directors (DT) of CELG D;

DT-AMB has as professional responsible for the area Mrs. Ivene Gomes de Paiva (Civil Engineer with Specialization/Post-Graduation in the Environmental Area). Such Professional has experience of 34 years of actuation in CELG D.

Currently, the technical team of DT-AMB is integrated by an Environmental Engineer, two trainees of Environmental Engineer and an Administrative Assistant. The Environmental Engineer and the Administrative Assistant were approved in the last Public Exam held by the company and have been for 6 to 4 months, respectively, at CELG D. Previously, the staff was only composed by Mrs. Ivene and the two trainees of Environmental Engineer.

In general lines, it is observed that the operational framework of the current DT-AMB is insufficient for the demands and environmental obligations of the company. Current professionals are responsible for the areas of licensing / environmental regularization, environmental management, environmental monitoring of works and invasion of tracks from bondage, management system and internal audits, in addition to the monitoring of environmental studies and projects, outsourced for environmental licensing purposes.

As part of the actuation of the Environment Advisory Board, it was informed that this area, although reporting to the Technical Board of Directors, in terms of organization chart, participates in the environmental discussions and related activities of the several areas of CELG D and, at some times, also of CELG GT. An important aspect and that was informed is that DT-AMB has participated in the definition of the preliminary layouts of the new transmission and distribution lines, and that, also in the conception of the designs, has attempted to minimize the occurrence of obstacles in the environmental licensing processes before the environmental bodies, highlighting SECIMA (Environment, Water Resources, Infrastructure, Cities, and Metropolitan Affairs Office) and IBAMA (Brazilian Institute of the Environment and Renewable Natural Resources).

It may be checked, during Stage 2, that DT-AMB acts much more as someone that orients and as an inspector than, effectively, as a performer of the actions of control of the environmental aspects of the operational activities of CELG D. It shall be highlighted that the inspection actions are restricted to eventual follow-ups, given the insufficiency of human and material resources to develop such activities. In a conversation with the responsible for the area, it was mentioned that the environmental control actions are responsibilities of the maintenance and operational areas, that is, they are assignments that are triggered and operationalized by the areas responsible for the main activities themselves, being DT-AMB liable for the follow-up.

As part of the works of DT-AMB, Environmental Management Plans are prepared for implementation and operation, which are agreed with the responsible areas (design, operation, and maintenance). Such fact imposes greater responsibility to the design, maintenance, and operational areas, but, on the other side, it demands inspection and follow-up by the environmental area, which is made difficult by the current organizational structure of DT-AMB, as exposed above.

Occupational Health and Safety:

In corporate terms, the Safety, Health, and Life Quality Engineering Department (DA – DPSV) reports to the Administrative Board of Directors (DA) of CELG D. Thus, the health, safety, and environment aspects and impacts are not guided by a same Board of Directors of CELG D, which ends up generating an own particular view of each area and less coordinated and orientated towards an Integrated Management System.

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Currently, DA-DPSV has as responsible Professional Mrs. Eugenia M. de Faria (Occupational Safety and Electrotechnical Technician). This professional is experienced in more than 15 years of actuation in CELG D. It is highlighted that the managerial function is opened, with the dismissal of one Engineer in charge of such function.

Currently, the following professionals integrate the technical team of DA-DPSV, including the Professional aforementioned:

  10 Occupational Safety Technicians (06 in the Central Unit of Goiânia and 06 in the Units in the Countryside);

  01 Occupational Safety Engineer;

  01 Occupational Nursery Assistant;

  01 Occupational Nurse;

  01 Occupational Doctor.

Such professionals integrate the Service Specialized in Safety Engineering and in Occupational Medicine (SESMT) of CELG D. On 01/30/2015, CELG D filed with the Regional Superintendence of Labor and Employment of the State of Goiás the requirement of update of SESMT, in compliance with the Directive 3.214 of the Ministry of Labor and Employment (approves the Regulatory Standards – NR - of Chapter V, Title II, of the Consolidation of the Labor Laws, related to the Occupational Safety and Medicine), and NR-4. Upon such protocol, CELG D counted on 1712 employees in its staff, being 1 with working hours of 4 hours, 211 with 6 daily hours, and 1612 with 8 daily hours.

During Stage 2, in general, it was presented a report of concern by DA-DPSV in relation to the staff of such area, taking into consideration the legal demands and obligations of occupational health and safety of the company, as well as of relationship with the operational areas. Basically, the actuation is being restricted to the registration of outsourced companies providing operation and maintenance services, not there being time to the risk preventive, mapping, and management actions.

As part of the actuation of DA-DPSV, it was informed that this area, although reporting to the Administrative Board of Directors (DA) in terms of organization chart, is continuously demanded by the Distribution Board of Directors (DD), generating some divergences of positioning in relation to the occupational health and safety matters. It was reported by the coordination that, at some times, divergent positioning between such areas occurs, one focusing on the employees’ health and safety, and another focusing on the operation and maintenance of the electric system working. As reported, there is no, by part of CELG D, a culture of occupational safety and health yet.

It is worth noticing that CELG D has internal commissions for the prevention of accidents (CIPAs), as recommended by the Regulatory Standard of the Ministry of Labor and Employment (NR-5). The CIPA has as objective, by definition, the prevention of accidents and diseases resulting from work, so as to make it compatible with the permanent preservation of life and the promotion of the health of workers. Aspects related with the constitution, organization, tasks and operation of CELG were submitted by the company. However, we must highlight that it was not possible to assess the effectiveness of the same before their attributions and importance within the company.

Analogous to DT-AMB, it may be checked, during Stage 2, that DA-DPSV acts much more as someone that gives orientations than, effectively, as a promoter of health and safety actions of the operational activities of CELG D.

In addition to the search for assistance of legal requirements, a participation more directed at the promotion of actions for health and safety in the work environment has the potential to promote physical, mental and social well-being of workers, from motivational aspects. You can also contribute to the reduction of accidents and occupational diseases, increasing the productivity and the credibility of the company.

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2.8.2.2. Occupational Health, Safety, and Environment Management System

Environment:

CELG D does not have an Environmental Policy, nor an Environmental Management System (SGA) structured and formalized. Although the company does not have an Environmental Management System implemented, and technical operational procedures registered and systematized, a lot due to the available organizational structure.

Anyway, in practice, it is noticed the effort of the current technical team for the performance of environmental management actions, among which it is highlighted the follow-up of the environmental licensing/regularization process of the facilities and structures and the management of solid waste generated in the operation and maintenance activities.

As part of its investment plan, CELG does not foresee the implementation of an SGA, for example, consistent with relevant technical standards, such as ABNT NBR ISO 14001 – Environmental Management System. Thus, effectively, CELG has not undertaken the commitment of including in its organizational structure activities of planning, definition of responsibilities, training courses, formalization of specific technical, operational, and environmental procedures, processes and resources to the implementation and maintenance of the management of their environmental aspects and impacts yet, including the establishment of goals and indicators. It shall be highlighted the fact that the environmental management actions are developed resulting from the effort of the professionals of DT – AMB, but in a non-formalized manner.

The company does not have, in a systematized manner, a follow-up of the legal and normative environmental aspects either, for example, through advice of specialized company. Such follow-up is made by the professionals of DT – AMB themselves.

Anyway, it is applicable to highlight that CELG D has Mission, Vision, and Values expressed at its site on the internet (available at: https://www.celg.com.br/paginas/institucional/mvv.aspx), being:

Vision:

• Be among the leading companies of the sector of electric power distribution, grounded on excellence and competitiveness.

Mission:

• Provide electric power, in a sustainable manner, focused on the return to the shareholder and on the quality of the services.

Values:

  Sustainability and commitment;

  Creation of value to all stakeholders;

  Ethics, transparency, and trust in the relationships;

  Work with health and safety with the people it interacts.

Occupational Health and Safety

CELG D has expressed as one of it Values, as presented below, to work with health and safety with the people that Interact, even if in practice, as reported by the Department of Safety, Health, Life Quality Engineering (DA – DPSV), the company needs to evolve in such understanding. As informed, CELG D considers the questions connected to health and safety as important, but not a priority nor a value. Priority means preference and attention shall be put thereto, since priorities change, being possible to

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pass to a second plan. But the value is what does not pass. Nothing justifies work without health and safety.

Within such context, it is understood that the focus of the Occupational Health and Safety Management by CELGD has been, basically, on the compliance of the effective legislation, even if, in some cases, points of questions arose during the performance of Stage 2, with the suspicion of non-compliance with Regulatory Standards (NRs) of the Ministry of Labor and Employment (MTE).

As example, as defined in item 10.7.3 of NR-10 (Safety in Facilities and Electricity Services), the services in electric facilities powered on at High Voltage, as well as those performed in the Power System (SEP) may not be performed individually. It has not been occurred in Substations of CELG D, where the work has been made in an individualized manner, as report of the employees themselves. Another aspect that deserves to the highlighted refers to the current conditions of Safety Signaling in the Substations, point to be also improved as recommended by item 10.10.1 also of NR-10 and detailed in NR-26 (Safety Signaling). During the visit to the Substations, at some times, proper signaling and blocks were not identified. In the event of non-compliance with the definitions in, for example, NR-10, TEM may adopt the measures established in NR-3 (Embargo or Interdiction).

Additionally, it was reported that with the available organizational structure and the geographic characteristics of actuation of CELG D it has not been possible an effective and preventive actuation from the point of view of occupational health and safety. As example, it was informed that approximately 400 employees of CELG D are with the periodical exams expired.

In document terms, CELG D has the occupational health and safety management promoted from the basic documents required by the legislation, highlighting the Environmental Risk Prevention Program (PPRA), the Medical and Occupational Health Control Program (PCMSO), and the Regulation of Occupational Safety and Medicine for Contractors and/or Execution of Private Works.

It shall be highlighted that it was not clear that the understanding considered by CELG D to the preparation of the PPRA is proper to the recommendations in the effective legislation (NR-9 –Environmental Risk Prevention). CELG D presented more than one PPRA, the great majority to the Development Agencies where the risks are related to the office activities, highlighting the ergonomic risks. No PPRA was presented for the activities in the Distribution Lines and in the Substations. NR-9 presents, in item 9.1.2, that:

“The actions of the PPRA shall be developed in the scope of each establishment of the company, under the responsibility of the employer, with the participation of the workers, being its comprehensiveness and depth dependent on the characteristics of the risks and control needs” (NR-9 – item 9.1.2).

By the foregoing, the understanding is that all operational and support areas shall be considered. On the other side, it may not be said that it is incorrect to prepare a PPRA to each operational area/unit of the company. Such aspect needs to be better understood and discussed for the issuance of a conclusive assessment. It is understood that the existence of more than one document makes the management process of the health and safety questions by the company difficult.

On the other side, CELG D provided only one PCMSO. Such type of document has as main reference the PPRA itself, that is, it is based on the recognition of the risks related to the activities developed in the company.

PPRA, as well as PCMSO shall be updated. Specifically, in relation to PPRA, item 9.2.1.1 of NR-9 mentions:

“It shall be made, whenever required and at least once a year, a global analysis of PPRA for assessment of its development and performance of the required adjustments and establishment of new goals and priorities” (NR-9 – item 9.2.1.1). As a consequence, if a change in the PPRA occurs, the PCMSO shall be revised.

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PCMSO presented by CELG D does not have cover, does not indicate the preparation date and its validity, as well as it considers a staff with 1819 employees, different from the information filed with the Regional Superintendence of Labor and Employment of the State of Goiás, on 01/30/2015, related to the requirement of update of SESMT. Upon such protocol, it was informed by CELG D a technical staff with 1712 employees. In relation to PPRAs, evidences that all of them are updated and analyzed were not presented.

The management of the supply of Personal Protective Equipment (PPE) also deserves to be discussed. It is not made by DA-DPSV, but by the Logistic and Supplies Superintendence (SPLS). In such sense, it was questioned of CELG D has a PPE Delivery Control Sheet and the answer was that it is part of the supply system, generating doubts on its existence. Such type of sheet contributes to guarantee the control by the company that the employee received the equipment required to the performance of his/her function, avoiding frauds in case of accidents and labor claims. To the worker, such sheet is also important since it guarantees to him/her the labor right of receiving the correct equipment to his/her activity in the company. Likewise, such aspect needs to be better managed by CELG D, avoiding problems to occur.

2.8.2.3. Management of the Occupational Health, Safety, and Environmental Aspects and Impacts

Currently, the management of the environmental aspects and impacts of the operational activities of CELG D is exclusively guided to the meeting of services and demands generated by the environmental licensing/regularization processes of its facilities and structures. Thus, the company has complied, basically, with the conditionals established by the environmental licensing/regularization processes. Within such context, there are no environmental indicators defined and followed by the company. Basically, activities are developed, still starting, related to the management of solid waste.

The management of the health and safety aspects is theoretically guided by the operational and guiding procedures integrating the basic documents required by the legislation, highlighting the Environmental Risk Prevention Program (PPRA), the Medical Control and Occupational Program (PCMSO), and the Occupational Safety and Medicine Regulation for Contractors and/or Execution of Particular Works, the latest an internal agreement of CELG D itself.

Following it is presented the agreements given by CELG D to the main issues of health, safety, and environment management of its facilities.

2.8.2.3.1. Water

The facilities of CELG D use, in its majority, water from the public supply network. In a conversation with the Environment Advisory Board (DT-AMB), the same does not promote the follow-up of the monthly and/or annual consumption, as well as it does not develop specific actions of management and use of such natural resource.

It was also informed that the company does not uses in its facilities and operational structures water from well and water course, and that do not need the obtainment of grants/authorizations to the use of such resource. On the other side, during the field visits, it was identified the presence of wells and tankers in some Substations, which deserves attention to the regularization and obtainment of grants of qualification and use of such resource, even if for negligible use.

2.8.2.3.2. Solid Waste and Useless Materials

The management of solid waste is carried out through several actions of collection, stowage, temporary storage and final destination. The centralization of the waste management process is made in the Central Unit of Goiânia, place to where all residues that deserve a differentiated final destination should be sent for load composition and feasibility of treatment process and/or final destination. Following it is listed all forms of treatment and final destination commonly operationalized by CELG D:

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  Incineration/co-processing in clinker kilns of materials contaminated with oils, greases, and paints (cloth, rags, etc.), as well as residues from the Isolating Material Laboratory;

  Issuance of fluorescent lamps to the treatment/decontamination companies;

  Donation of waste potentially recyclable (highlighting paper/paperboard) to philanthropic institutions;

  Commercialization of scraps and useless materials through Public Auction, point that deserves attention due to the great amount of material stored in the yards of the Central Unit of Goiânia and Units in the Countryside.

It shall be highlighted that the contracting of companies has as guidelines the evidence of regularity before the public bodies of inspection and control. All documentation, according to DT-AMB is analyzed in the bidding process.

In quantitative terms, the average generation of residues informed by CELG D is the following:

  Materials contaminated with oils, greases, and paints – 2 drums of 200 l/month (approximately 500 kg/month);

  Used lubricant oil – 100 l/month;

  Residues of the laboratory (5 kg/month) (hexane, toluene, solvents, acids, benzine, flasks, etc.).

The values presented above, in principle, seem to be underestimated, not reflecting the generation of CELG D. During the performance of Stage 2, it may be evidenced the existence of difficulties and inadequacies related to the management of waste of the Electromechanical Shop and Central Storeroom, both located in Goiânia. Such fragilities occur due to the absence of specific and proper areas to the temporary storage of such materials and that are suitable to the criteria established in the technical Standards of ABNT NBR according to Standards of ABNT NBR 11.174 (Storage of inert and non-inert residues) and 12.235 (Storage of hazardous residues). During the visits to some Substations and also in the Unit of Rio Verde (Countryside) it may be noticed that, in practice, the residues deserve special attention, such as the ones contaminated with oils and greases are not having the proper destination, not being calculated in the quantitative calculated by DT-AMB.

Place used by CELG D to the temporary storage of residues contaminated with oils and greases in the Central Unit of Goiânia. It is a place non-compliant with the technical criteria established by standard ABNT NBR 12.235 (Storage of hazardous waste).

Even if there also are intermediate warehouses in the several operational areas of the Central Unit of Goiânia, by function of problems of capacity and inadequacies of stowage and storage in such places, it may be noticed the existence of waste stowed and disposed in an inadequate manner (outdoors, under sun and rain), evidencing potential risks of contamination of the soil and the superficial and underground water. Therefore, a restructuring of the waste management system of CELG D needs to be made. Even if the quantitative of useless materials stored in the Central Unit of Goiânia and of the Countryside have been requested, they were not provided by CELG D.

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Pátio 5
Pátio 4
Pátio 3
G1
Pátio 1
G3
G2
Pátio 2
SE-Goiânia Leste
GL1
Centro Cultural
Academia de Polícia Militar

Following it is presented photographic records made in the Central Unit of Goiânia in the areas of the temporary storage yards of scraps and useless materials.

Temporary storage of scraps and useless materials in the yard.

Drums containing oil in place without leakage

Transformer for repair with leakage of oil in

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containing basin.

the soil.

Areas with leakage of oil in the soil.

Large amount of residue of wood waiting for final disposal (risk of fire of the material and the proximity to the Substation Goiânia East.

Wooden poles, expecting for definition of use and final destination

Activity of breakage and removal of hardware of the concrete poles (*activity carried out in a precarious manner inside the Central Unit of Goiânia, by company winning a bidding process*)

Also during the visit to the Unit of Rio Verde, it was identified new materials, useless materials, and residues stored in an inadequate manner directly on the ground. It was also observed the existence of leakages from transformers and the practice of burning of some residues.

New materials (transformers and coils) disposed in an inadequate manner.

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It shall be highlighted that the need of improvements in the environmental management system of the Electromechanic Shop and Storeroom of the Central Unit of Goiânia and Units of the Countryside is known by the professionals of CELG D. It was continuously portrayed by the professionals that the lack of financial resources has made it unfeasible that such improvements are implemented. In such sense, some actions were already requested by the areas through the following projects and that integrate the Spreadsheet Building Facilities, Need of Investment to the period up to 2019 made available in the WORK ENVIRONMENT

  Environmental Recovery Project and infrastructure in the Central Warehouse and electromechanical Workshop.Environmental Recovery and Infrastructure Project in the Central Storeroom and Electromechanic Shop, but not performed yet. It was estimated by CELG D that resources in the order of R$ 1,200,000.00 are required to this activity, with disbursement of R$ 600,000.00 (2016) and R$ 600,000.00 (2017);

  Re-structuring of the Logistic and Supplies Superintendence – SPLS (paving of 135,430 m² of the Storeroom; 2000 m² of covers and construction of 3 warehouses). CELG D estimated that resources in the order of R$ 9,500,000.00 are required to this activity, with disbursement of R$ 4,250,000.00 (2018) and R$ 4,250,000.00 (2019).

Even if such investments are already planned by CELG D, the time horizon of 2019 seems a quite distant. Emphasize that some routine actions developed in the Central Unit of Goiânia deserve special attention, such as:

  Stowage and temporary storage of the waste in inadequate places without meeting the relevant technical Standards;

  Flushing of transformers in an inadequate place on the permeable area (soil and crushed Stone) and with directioning of the generated liquid effluents without treatment to the rain drainage network;

  Stowage of oil recovered and to be recovered in drums arranged on the soil and stacked in an inadequate manner and without containment basin of eventual leakages;

  Stowage of oil recovered and to be recovered in tanks not equipped with containment basin of eventual leakages;

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  Absence of fire protection and fighting system adequate to the current structure in the area of the Electromechanic Shop (high risks of occurrence off ire). Such situation is also evident in the Yards of the Storeroom of the whole SPLS. According to information from CELG D, the actions for improvement in the system of protection and fire fighting integrate the project for restructuring of the infrastructure of SPLS;

  Disposal of transformers on the ground and with oil leakage.

Such activities, as they are being developed, have the relevant potential of generating environmental contaminations of the soil and superficial and underground water that may generate costs for environmental remediation.

2.8.2.3.3. Efluentes Líquidos

It calls the attention the absence of water/oil separating system in the Electronmechanic Shop in the Central Unit of Goiânia. The effluents are sent, without treatment, to the collection network of the Concessionaire SANEAGO. On the other side, it is highlighted the existence of a control system installed in the Isolating Material Laboratory, with issuance of the treated effluent to the collection network of the Concessionaire SANEAGO. According to information of DT-AMB, the effluent from the laboratory is monitored.

Another relevant aspect refers to the fact that the majority of the Substations of CELG D do not have containment and water/oil separation systems. During the visits, it was continuous to see dropping of oil in the power transformers of the Substations. By the fact that most of the substations do not have containment systems and separation of water and oil, are also not the pluvial drainage networks segregated of liquid effluents generated for possible leaks.

2.8.2.3.4. Atmospheric Emissions

The atmospheric emissions are related, especially, to the implementation and enhancement works of the Substations and Distribution Lines. It shall be highlighted that the controls integrate, essentially, the

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actions recommended in the environmental licensing documents of the projects, as it may be checked through consultation to technical documents of CELG D. However, opinion may not be rendered on the effective operationalization of such control actions, since the follow-up of works of such nature was not part of the present work.

In the Electromechanic Shop (Central Unit of Goiânia), there are no proper environmental control systems (exhausters and filters) to the atmospheric emissions generated in the activities of painting, as it may be viewed in the following pictures. The area has partial cover (upper) and without proper maintenance.

Painting area of the Central Unit of Goiás

2.8.2.3.5. Noise

As the atmospheric emissions, the noise control is especially related to the implementation and operation works of Substations and Distribution Lines. It shall be highlighted that the controls made integrate the actions recommended in the environmental licensing documents of the projects, as it may be checked through reference to the technical documentation of CELG D. However, an opinion on the effective operationalization of such control actions may not be rendered, since the follow-up of works of such nature was not part of the present work.

In the Central Unit of Goiânia and Units of the Countryside, the noise generated by the traffic of vehicles, machines, and equipment, as well as the movement of people also constitute noise sources. No type of environmental monitoring of the noise levels is performed. The Central Unit of Goiânia is in an area next to a road. But the Units of the Countryside deserve attention, due to the neighborhood, as it is the case of Unit of Rio Verde (the only that was possible to be visited).

2.8.2.3.6. Exposure to Electromagnetic Fields

Are still incipient related requests to the demonstration of care to the levels of exposure to electromagnetic fields established by Federal Law 11934/2009, by ANEEL Normative Resolution 398/2010, ANEEL Normative Resolution 413/2010 and technical norm ABNT NBR 15415/2006.

The requests related to the demonstration of compliance with the levels recommended in relation to the exposure to electromagnetic fields are also in the beginning. Such requests passed to be more charged in cases where the implementation and operation works are in more dense areas and in the metropolitan region of Goiânia.

2.8.2.3.7. Work Follow-up and Inspection Actions

It is understood that, due to the need of human and material resources, CELG D does not carry out the follow-up and inspection of the works in an effective and preventive manner. It was reported through interviews made with the technical team of the Environment Advisory Board (DT-AMB) and Safety, Health, and Life Quality Engineering Department (DA-DPSV).

2.8.2.3.8. Operation Follow-up and Inspection Actions

In relation to the environmental follow-up and inspection actions of the operation, the same are restricted, according to Information of the Environment Advisory Board (DT-AMB) and Safety, Health, and Life Quality Engineering Department (DA-DPSV), to document controls and information of the operation areas themselves (Substations and Distribution Lines), as well as by outsourced companies.

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2.8.2.3.9. Expenditures with Management of Environmental Aspects and Impacts

In 2014 and 2013, the expenditures with management of environmental aspects and impacts of CELG D were in the order of 0.045% on the Net Revenue (RL). In 2012, the values related to the management were negligible, in the order of R$ 45,000.00.

Following it is presented the values used in the environmental management, and that were obtained from the Administration Reports of 2012, 2013, and 2014.

$Table 101: Expenditures with environmental management of the operational activities Source: CELG D Reports of

Administration of the years 2012,2013 and 2014

Ano	R$
2012	45.000,00 (0,00% of RL)
2013	1.397.000,00 (0,05% of RL)
2014	1.606.000,00 (0,04% of RL)

It shall be highlighted that CELG D has considered in the Administration Reports, as part of the environmental indicators, those investments/expenses with Luz para Todos Program and the Energetic Research and Efficiency Programs, which in practice, is should not. Both initiatives integrate the Public Concession process, with goals and values to be spent and should not be treated as environmental indicator.

2.8.2.3.10. Expenditures with Management of Occupational Health and Safety Aspects

Following it is presented the values used in the company’s occupational health and safety management ant that were obtained from the Administration Reports of 2012, 2013, and 2014.

Table 102: Expenditures with health and safety management of the operational activities Source: CELG D Reports of

Administration of the years 2012,2013 and 2014

Ano	R$
2012	251.000,00 (0,01% of RL)
2013	226.000,00 (0,01% of RL)
2014	342.000,00 (0,01% of RL)

2.8.3. Accidents with Environmental and Social Repercussions

According to the professional of DT-AMB, in the last few years, there were no accidents with environmental repercussions. There are no evidences that, for example, situations of burning, as a result of rupture of cables/lines are responsible for damages to third parties’ properties.

In relation to the occupational accidents, CELG D has a more effective follow-up, much due to the requirements of the applicable legislation. “The issuance of the Occupational Accident Communication

(CAT) is the employer’s obligation, which, if not complied with, generates pain and suffering damages to the worker”.

According to the Safety, Health, Life Quality Engineering Department (DA-DPSV), CELG D has attempted to promote, as part of ANEEL Action Plan, strategic actions that aim at blocking the causes and eliminating the risk of occurrence of accidents with the workforce and with the population, considering their

Frequency rates (TF - number of rough terrain per million of worked hours of exposure to the risk, in particular period) and rate of gravity (TG - number that expresses the quantity of days computed in accidents with departures per 1 million man-hours of exposure to the risk). It is also presented an analysis made by CELG D of the main causes and results expected with the implementation of an Action Plan.

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60
50
40
30
20
10
0
56
52
44
44
54
35
24
18
34
18
14
9
13
17
8
2010
2011
2012
2013
2014
Own personnel
Outsourced personnel
Population

100
90
80
70
60
50
40
30
20
10
0
93
75
62
74
66
6
10
4
11
3
6
5
12
4
9
2010
2011
2012
2013
2014
Light
serious
Deathly

60
50
40
30
20
10
0
0
0
17
5
1
48
4
3
1
Empregados próprios
Terceirizados
População
Deathly
serious
Light

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Table 104: Action Plan Source: CELG D

Item	Diagnostic	Description of Action	Start	End	Responsible	Resources (R$) Required / Year
1	High number of accidents involving the workforce	Run the schedules for field inspections of scheduled maintenance crews and emergency care	05/apr/2015	Permanent	DA-DPSV / DD-SPSE	N.A
2		To promote, along with CIPA's Permanent Awareness Campaigns own employees, via e-mail and posters, on the importance of life, compliance with procedures and correct use of PPE / EPC	15/apr/2015	Permanent	DA-DPSV / PR-DPCK	R$ 589,00
3		To promote, along with CIPA's Permanent Awareness Campaigns of outsourced employees, via pamphlets on the importance of life, compliance with procedures and correct use of PPE / EPC	15/apr/2015	Permanent	DA-DPSV / PR-DPCK	R$ 537,00
4	Failure to comply with safety standards	Prevent turndown service per employee that is not properly registered in the Department. Safety and Occupational Health, through the lock system OPER (COD)	22/feb/2015	Permanent	DA-DPSV / DD-COD	N.A
5	Preventive action SST in partnership with CIPAS	Coordinate 08 SIPAT's (Internal Week for Accident Prevention) country	03/aug/2015	31/01/2016	DA-DPSV	R$ 120.000,00
6		Coordinate SIPAT Goiânia (already budgeted)	01/sep/2015	30/dec/2015	DA-DPSV	R$ 20.000,00
7	Availability guarantee EPI / EPC in stock	Efficiently control the inventory and PPE EPC's in regional through notices to managers of departments and superintendents, to permit the acquisition of Auto Reset Material - MRA at the right time	01/may/2015	Permanent	DA-SPLS	N.A
8		Create system for insertion temporality and physio-body profile of PPE (dimensions) so the acquisition effective	28/feb/2015	30/apr/2015	DA-DPSV / DA-SPTI	R$ 40.000,00
9		Keep up the bank prices and suppliers of the items of PPE / EPC to be acquired in order to make effective bids	01/apr/2015	Permanent	DA- SPLS	R$ 119.151,30
10		Expand the list of materials EPI and EPC's, including new items not yet considered to Auto Reset materials	01/apr/2015	31/dec/2015	DA-DPSV / DA-SPLS	-
11	Proactive Corporate Communications Plan	Add CELG calls on the site and in 0800, on the theme of safety and risks of grid	01/may/2015	Permanent	DA-DPSV / PR-DPCK	N.A
12		Insert notices in the energy bill for the population, the risks of the electric grid, broken cables, undue works and power theft, cables and equipment	01/may/2015	Permanent	DA-DPSV / DC-SPCD	N.A
13		Insert the institutional communication plan actions focused on care and risk of electricity use in conjunction with the area of social communication, establishing inserts schedule according to seasonality, need and effectiveness for each of the regions of concession areas CELG D	15/apr/2015	Permanent	DA-DPSV / PR-DPCK	R$ 200.000,00
14	More effective supervision of outsourced teams	Create denúnicas mechanism for non-compliance with the safety of work on the part of service providers	15/apr/2015	Permanent	DA-DPSV / PR-DPCK	N.A

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An aspect to be highlighted refers to the form of presentation and analysis of the causes of accidents and their respective corrective actions established by CELG D. In some moments, is feeling of overlap between the secondary causes and the root cause, mixture of causes with corrective actions, as well as similar causes that could be grouped. It is understood that a review of this analysis could facilitate a better understanding of the causes and would make a better planning and the unleashing of preventive and corrective actions.

2.8.4. Social-environmental Risks and Conflicts

It is applicable to highlight the need of improvements in the environmental management system of the Central Unit of Goiânia and Units of the Countryside, as reported in the previous items. Such activities, as they are being developed, have the relevant potential of generating environmental contaminations of the soil and superficial and underground water, being configured as environmental risk situations. The fire risk shall also be considered in relation to the great quantity of wood and oils in the yards, allied to the fact of absence of a fire fighting system installed and approved by the Fire Department.

Historically, the company experienced a problem for the inadequate storage of transformers. In 2008, it was notified by the Environment and Water Resources Office – SEMARH (current SECIMA) for storage in an inadequate place of burnt transformers of the distribution in Xavantes Substation. According to CELG D, the damaged transformers were being accumulated, for preventions in the performance of bidding processes to their refurbishment. However, according to report of the company itself there was no contamination of the area by the oil from the transformers, fact checked by a company specialized in performing diagnosis of contamination of the soil, water table, water courses. Anyway, a Conduct Adjustment Term (TAC) was entered into with the Public Ministry and the requirements were met.

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The obligations of support, auxiliary and foster the integration and the development of cooperatives of the Recyclable Material Gatherers members of the Program Goiânia Selective Collection, upon the payment of the sum of R$ 220.000,00 (two hundred and twenty thousand reais), and also to support and encourage the auxiliary, environmental education, by means of sponsoring the XX Brazilian environmentalist in Cerrado Symposium, with the amount of R$ 25,000.00 per (five and twenty thousand reais).

2.8.4.1.1. Askarel Oil

Within the context above, in a conversation with the Environment Advisory Board (DT – AMB), it was informed that CELG does not have in its transformers askarel (PCB – polychlorinated biphenils) in concentrations over 50 mg/kg (50 ppm). In the mineral insulating oil. The analyzes of control of concentrations of PCBS are made by own CELG D by means of laboratory of insulating materials. In a general way, at the Laboratory of the CELG D are made tests that has as its purpose to identify the quality of the mineral insulating oil, among which one can cite: neutralization index (measurement of the acidic compounds present in the oil), water content (amount of water present in the oil), color (color index evaluation), interfacial tension (indicator of the force of attraction between the molecules of molecular oil and water present on the interface), dielectric strength (ability to resist the electrical voltage without fail), loss tangents, analysis of contaminants (such as for example the concentration of PCB's), chromatography (analysis of dissolved gases in insulating mineral oil) and Gran polymerization (indicative of determination of paper insulation on equipment in use - Units of Î²-existing anhydrous glucose In the chair of the pulp through the polymeric viscosimétrico method).

In 1981, the Brazilian legislation (Interminsterial Directive MIC/MI/MME no. 19, as of 01/29/1981) forbidded the manufacturing of equipment that used such substance, but also allowed the use of the existing equipment up to the end of its service life, maintaining the limits aforementioned.

The Spreadsheet of the Official Circular no. 0010/2012 – SFE ANEEL made available by ANEEL at its site (www.aneel.gov.br/arquivos/Excel/Planilha%20Ascarel.xlsx) does not list the name of CELG D as holder of assets contaminated with askarel.

2.8.4.1.2. Erosion Processes

During Stage 2, in a conversation with the Environment Advisory Board (DT-AMB), it was informed that the actions of containment of erosion processes are reported and controlled by the operation and maintenance areas of CELG D, without an effective follow-up of the environmental area. However, it shall be highlighted that the occurrence of erosion focus is a dynamic process and that needs to be assessed in a more effective manner, being essential a deepening in such assessments, in the Substations and in the towers of the Distribution Lines (69 and 138 kV). In some of the substations visited were visualized, in a timely manner, portions of the interlocked floor with the sinking of the soil. However, it was not possible to make complete analysis of all installations of CELG D with regard to the occurrence of erosive processes.

2.8.4.1.3. Invasions of Easements

An electric power transmission and distribution system requires the definition of a band pass, taken in relation to the axle of the Transmission (LT) and Distribution (LD) Lines, required to their proper implementation and its full operation, and performance of the maintenance services, also considering the safety of people and assets in its surroundings. Such band pass, whether of domain or easement, considers a safety zone, to which there are restrictions regarding the use and occupation of its space.

In Brazil, the definition of the width of the safety zone is based on NBR 5422/85, which establishes technical parameters for such, according to the characteristics of LT/LD. Regarding the use and occupancy of the safety zone, there is no specific legislation. However, it is taken as reference the document entitled

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Social-equity Management System/97, generated by ANEEL in partnership with the main Brazilian power concessionaires, and that revises the Directive of the Ministry of Mines and Energy (MME) 170/87, regarding the restrictions established to the users of areas under concession of public power services.

Paragraph 6 of art. 37 of the Federal Constitution of 1988 attributes assignments to the public service providers, having to be understood as responsibility of the power concessionaire to inspect its areas to avoid occurrences as irregular occupancies under LTs/LDs, meet the effective safety Standards, and also establish the good performance of the electric system of its consumers. Therefore, the concessionaires are liable to maintain their domain and easement zones within the Brazilian Standards.

CELG D is conditioned to the Technical Specification LTP-AA1.039/00, which establishes the general conditions and the technical requirements necessary to the limitation of the domain, easement, and safety zones of the air lines of subtransmission and transmission of its electric system. Thus, the shared use of such zones depends on technical and safety analyses of CELG D itself, not being forbidden, however, uses that do not expose people to risk conditions, nor represent difficulties or limitations to the full operation of the system.

Notwithstanding, in Brazil, there is an increasing number of irregular occupancies in such areas and invasions of domain zones. The insufficient inspection, the lack of awareness of the population in relation to the safety zone, and the increasing demand for housing contribute to the expressive number of invasions occurred in the stretches of electric power transmission and distribution, especially in urban areas.

Specifically, CELG D presents in its distribution network of lines of69 kV and 138kV several invasion points already identified, as the maps presented in Annex M.

Internally, the control of the invasions has been done by the Department of Administration of the Patrimony (of - DGAP), belonging to the Executive Administrative (OF), even in the initial phase of structuring and little effective. Surveillance actions and patrimonial security, within the possible, are being stepped up.An illustration of one of the types of invasion is showed in the following Picture, regarding an area right in front the Substation of Guapó.

Upon such scenario, it is required the adoption, by CELG D, of control and management actions of the use and occupancy of the soil in its easement and domain zones, which promote the maintenance of the safety in the sense of avoiding new invasions, in addition to start a re-establishment process of the points already invaded. Ultimately, the actions shall have the purpose of eliminating the risks to the operation of the lines and to people’s integrity.

During the performance of Stage 2, it was not possible to estimate the costs with the replacement of distribution lines, due to invasions of easements. It was informed by CELG D that such aspect has deep implications with the manner of soil occupancy in the cities, and a work for eventual solution, would certainly go through specific studies on a case by case basis, taking into account that the solution for a certain line would not be applicable to another, and so on. Therefore, it is a subject extremely complex.

On the other hand, was informed by the technical staff of the Department of Administration of the Patrimony (OF-DGAP), managed by Mr. Fausto Almeida Dos Santos, with technical support from Mr. Guaraci Da Silva Junior, that the CELG D is in the initial phase of structuring a commission of Land Regularization that has as its purpose to promote an update practicinga (legal registrations, records, tuition and the scriptures of the buildings used by protocolização CELG D) and of this information from the Public Power, mainly due to the fact of some situations represent a risk to the safety of the population.

CELG D provided information related to the occurrence of residential and commercial invasions, predominantly in urban areas. Since it is a dynamic process, if the inspection actions are not effective, it is understood that even the information provided by CELG D is obsolete. Having the information provided

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and using geo-processing resources, it was estimated the existence of 4,300 of invaded easements, according to the maps presented in Annex M.

Before this scenario, it is necessary the adoption, by the CELG D, actions of control and management of the use and occupation of the soil in their tracks from bondage and field, which promote the maintenance of security in order to avoid new invasions, in addition to starting a process of restoration of the points already flooded, with communication actions and engagement with all stakeholders. In the last instance the actions should aim to eliminate the risks to the operation of the lines and to the integrity of persons.

2.8.4.1.4. Write-off Certificate and Occupancy Permit of the Administrative Facilities and Support Structures

Drew the attention of the technical team of quantum the fact that the facilities of the Central Unit of Goiânia (administrative buildings, warehouse, Electromechanical Workshop, Laboratory of insulating materials and patios) do not have low Certificate of construction and dwell, as well as project of fire fighting system approved, with the issue of self-inspection of the Fire Department (AVCB). The certificate of Low OF CONSTRUCTION AND DWELL is attests that a building was constructed in accordance with local legal requirements established by the Municipal Administration for the approval of a project. In this way, the abovementioned installations are erratic before the City Hall of Goiânia. It is also highlighted that this irregularity has made impossible to obtain licenses for the operation of these facilities next to the Municipal Environmental Agency (AMMA) in the city of Goiania, generating a deadlock which must be regularized.

2.8.5. Environmental Liabilities

Considering the history of operations of the Central Unit of Goiânia and Units of the Countryside, with highlight to the Electromechanic Shop, Yards, and Storeroom, including the inadequate temporary waste storage, new and reserve transformers, as well as the handling of scraps and useless materials, it is understood that it is important the performance of an investigation study of environmental liabilities as reported in the present document.

As previously presented, CELG D experienced a problem for the inadequate storage of burnt transformers in Xavantes Substation, having been notified by SEMARH (current SECIMA). According to report of CELG D itself, there was no contamination of the area and generation of environmental liability with need of remediation of the place.

2.8.6. Environmental Regularization and Licensing

According to DT-AMB, CELG D maintains its activities updated according to the identification of legal requirements and other environmental requirements, much because of the effort and dedication of the professional in charge of the environmental area.

In Annex N it is presented a synthetic spreadsheet of follow-up of the environmental licensing and regularization processes.

2.8.7. Notifications, Fines, and Conduct Adjustment Terms

In terms of notifications and fines, no major highlight was identified. In relation to the Conduct Adjustment Terms (TAC), the following are highlighted, both under control:

TAC – Carajás (Atlântico – Campinas) – 1:

  Purpose: Environmental commitment undertaken by CELG D to the requirements of the Environmental Legislation in effect, to the implementation works of the Transmission Line 2 x 138 kV SE Carajás (Campinas – Atlântico), in the city of Goiânia;

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  Obligations: Make the pecuniary installment in the value of R$ 28,609.00 that will be converted into services of provision, improvement, and recovery of the environmental quality, according to orientation of the Green Areas and Conservation Units Directorate (DIRUC) of Goiânia City Hall;

  Settlement term: dated as of August 17, 2012.

TAC – Carajás (Atlântico – Campinas) – 2:

  Interlocutory Appeal with request of precautionary measure and suspensive effect by Grupo Ecológico Guardiões do Verde;

  Precautionary measure determining the immediate interruption of the implementation of the high voltage network at Avenida Contorno Sul, Setor Parque Anhanguera 1, requirement of EIA/RIMA;

  Revoked the decision that granted the precautionary measure, authorizing to proceed with the installation program of the transmission line 2 x 138 kV SE Carajás (Campinas – Atlântico), in the city of Goiânia, observing all environmental preservation and compensation standards imposed by the respective licenses. Determined the plantation of the imperial palm trees in another place, in addition to more 5 palm trees to each removed palm tree. Dated as of 10/09/2012;

  Seeding Supply Term to the Municipal Environmental Agency – AMMA as compensation for the removal of landscape vegetation. Dated as of December, 2012.

TAC – Transformers – Xavantes Substation:

  Purpose: as a form of environmental compensation for the disposal of electric power transformers in inadequate places, CELG D undertakes the responsibility for supporting, assisting, and fostering the integration and the development of the Centers of Recyclable Material Cooperatives, upon the payment of the sum of R$ 220,000.00. It also undertakes the responsibility for supporting, assisting, and fostering the environmental instruction through sponsorship of the XX Brazilian Environment Symposium in Cerrado, in the amount of R$ 25,000.00.

Filing: Dated as of August 26, 2014, upon the payments made.

2.8.8. Technical Registrations

According to the WORK ENVIRONMENT, CELG D has Federal Technical Registration (CTF/IBAMA) valid until 09/01/2015. The registration number is 590345 and was issued on 06/01/2015. It shall be highlighted that CTF (has validity of 3 months) was valid upon its consultation.

CELG D has Debt Clearance Certificate of IBAMA (number 5213818) with issuance on 07/01/2015 and validity until 0/31/2015, having to be, therefore, updated. It shall be highlighted that it was valid upon its consultation. It is worth noticing that this certificate is valid for 30 days and was valid when in your query.

It also has Environmental Debt Clearance Certificate – Tax Assessment Notices and Inspection Rates of SECIMA with issuance on 07/01/2015 and validity until 07/31/2015, having to be, therefore, updated. Likewise, it was valid upon its consultation. In the same way, this certificate is valid for 30 days and was valid when in your query.

2.8.9. Environmental Map Analysis of the Current and Future Electric System

Whereas the current electrical system of CELG D and overlapping in thematic aspects of the State of Goias, was generated a set of maps and which are presented in Annex M of item 2.13. The objective of the elaboration of these maps was to permit a spatial visualization of electrical system (lines 69 and 138 kV) superimposed on the following aspects:

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  Indigenous Areas and Traditional Communities;

  Geology;

  Hydrography;

  Pedology;

  Land Relief;

  Topography;

  Preservation Units.

These maps could be used for future assessments of the CELG espacializadas socioenvironmental D.

2.8.10. Final Considerations

From the present preliminary assessment, some important aspects arose in relation to the health, safety, and environmental questions of CELG D.

Among such aspects, the following are highlighted:

  The company does not have a system of environmental management, Health and Safety in the workplace, with goals, systemized targets, indicators and operational procedures. The developed actions are oriented to the compliance with the legislation applicable, reactively and proactively not;

  The staffs of the Environmental Advisory Board (DT-AMB) and of the Safety, Health, and Life Quality Engineering Department (DA-DPSV) are insufficient to the compliance with the company’s demands and obligations;

  Environmental aspects and impacts, health and safety are not guided by a same board inside the CELG D, which ultimately generate a particular own vision of each area and little coordinated and oriented toward an Integrated Management System. The spokesperson for Environment (DT-AMB) integrates the Technical Board (DT) and the Engineering Department of Security and Quality of Life (DA-DPSV) The Administrative Board (DA);

  The expenses with environmental management and occupational health and safety are insufficient for an adequate management of the environmental aspects and of occupational health and safety and the resources are applied little significant in relation to the net revenue of CELG D;

  There are indicators of the compliance with and follow-up of the environmental licensing processes, as well as controls inherent to the occupational health and safety questions. There are evidences of satisfactory controls and that were checked during the performance of the work, but centralized in the professionals responsible for the Environment Advisory Board (DT-AMB) and by the Safety and Life Quality Engineering Department (DA-DPSV). Special attention shall be given to the compliance with the Regulatory Standards of the Ministry of Labor and Employment, highlighting NR-10 (Safety in Electricity Facilities and Services);

  In relation to the environmental liabilities, it was not reported nor identified studies related to the topic. Anyway, due to the inefficiency of the management of residues and useless materials in the Central Unit of Goiânia and Units in the Countryside, the performance of an investigation study about it was forecast. In the light of the weaknesses identified in the management of waste and of materials in the Central Unit of lators Goiânia and units of the Interior, was recommended by the technical team of quantum the realization of a research study of environmental liabilities;

  In relation to the notifications/fines, a significant amount is not observed. It shall be highlighted that such verification does not effectively reflex that there are no situations liable

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  to penalties. In fact, it has occurred much more because of the non-performance of inspection actions by the public bodies than for the non-compliance, by CELG D, with its obligations;

  The completion of Step 2, verification process in loco to confirmation of the data made available in the work environment, even when carried out in a short period of time and whereas few operational units of CELG D, showed the necessity of structural improvements, as shown at item 5 (estimate of investments and expenditure). Deserve attention environmental controls in the Central Unit of Goiânia and units of the Interior (Workshops and stockrooms), with the construction of canvas of temporary storage of waste and materials not usable, improvements in paving and in the pluvial drainage system. Specifically, in the Central Unit of Goiania also suggests that are made adaptations to the exhaust system and treatment of emissions in the area of the painting of electromechanical Workshop;

  The need of development and deployment of a program aimed at the management of the use and occupation of the bondage of Delivery Lines (69 and 138 kV).

In a conclusive perspective, the social-environmental, occupational health and safety actuation practiced and demonstrated by CELG D is important. In thesis, which is aimed while a provider of essential public service is an ethical, responsible relationship aligned to the interests of the society and with the public authorities, complying with the legal and regulatory requirements.

However, when analyzed in a broader manner, it is possible to notice a need in the consideration of social-environmental, occupational health and safety variables required to the sustainability and perpetuation of the business. Currently, it may be said that the focus on such questions is restricted. The actions before the external environment are diffused and separate from variables directly related to the operation and maintenance of the electric system that overpass great rural and urban territories of the state of Goiás. It is applicable to consider who and what effectively are the stakeholders and how they influence the working of the business and what are the essential health, safety, environmental elements/topics.

However, when analyzed in a more extensive way, it is possible to perceive shortcomings with regard to socio-environmental variables and the health and safety of work necessary for the sustainability and the perpetuation of the business of CELG D.In such sense, it is also highlighted the need of knowing the interrelationships between CELG D and the territories effectively overcome thereby, its use and occupancy conditions, and the effective relationship condition existing between the owners/residents of the band passes/easements and surroundings of the Distribution Lines and Substations. Even if not addressed in the annual reports, there are problems related to invasions of domain zones, and irregular occupancies of easements, resulting in operational and safety problems, which has the potential to generate liabilities and, consequently, costs that may hinder the business prosperity. Additionally, situations as such harm the ethics and transparency guiding the company’s social-environmental actions. Therefore, it shall be identified what could in fact interfere in the good working, competitiveness, and prosperity of the business, in the scope of a world economy, and how the company could act to enable the effectiveness of such aspects at the same time the territorial development in its human (social-economical), environmental and legal aspects, in a responsible and social-environmentally sustainable contribution.

2.8.11. Estimative of Investments and Expenses

As part of the present work, it is suggested that some actions are developed as investments and expenses, with follow-up and verification of compliance by CELG D, according to the following lines. It was considered as expense, consultancy activities, and investments those actions that promoted improvement of the asset of CELG D. And having as reference the performance standards on environmental sustainability and the Reference Guides of the SFI/World Bank, who from this evaluation were considered as gaps. It is worth noticing that the actions listed below do not reflect, necessarily, a prioritization, i.e. they were not listed in order of importance or prioritization.

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  Action 01 – Development and implementation of a Health, Safety, and Environment Management System (SGASST), guided by the international Standards NBR ISO 14001:2004 and OHSAS 180001:2007;

  Action 02 – Implementation of a plan to assess, correct and/or monitor potential environmental and social, health and safety responsibilities associated to the existing facilities and operations (maintenance waste management; useless material management; maintenance control and control of leakage of oil from the transformers in the substations);

  Action 03 - Implementation and operationalization of a plan to follow-up eventual non- compliances in the occupational health, safety, and environment management of the existing works and operations, including the updated follow-up of legal requirements;

  Action 04 – Development and implementation of a program intended to the management of use and occupancy of the easements of the Distribution Lines;

  Action 05 – Construction of warehouses of temporary storage of waste and useless materials, including improvements in the paving and in the rain drainage system and concreting of part of the yards of the Central Unit of Goiânia (Storeroom and Yards) and in 03 Units in the Countryside (Rio Verde, Anápolis, and Luziânia); Specifically, in the Central Unit of Goiania also need to be made to make adaptations to the exhaust system and treatment of emissions in the area of the painting of electromechanical Workshop;

  Action 06 – Performance of investigation study of environmental liabilities in the Central Unit of Goiânia (Storeroom and Yards) and in the 03 Units in the Countryside (Rio Verde, Anápolis, and Luziânia), with maintenance of the monitoring of water and soil throughout the operation;

  Action 07 – Improvement of the staff of the Environment and Health and Safety Advisory Board;

  Action 08 – Implementation of improvements in the environmental controls of the existing substations (containment Box and water and oil separators);

  Action 09 – Follow-up by external company of the development and operationalization of actions 01 to 08.

As expenditure were considered consulting activities and those actions which will promote investments improving asset of CELG D.

It becomes important to highlight that the values to the investments and expenses herein presented are initial estimates, having to be subject matter of analysis and obtainment of budgets with specialized companies. It is not intended, at the moment, to affirm that such values are accurate and reflect the amount effectively required to the development of each of such actions. Anyway, they serve as reference for future assessment works of CELG D. It is understood that the greater contribution of this item is to present the actions that, in the understanding of the technical team responsible for the present assessment, will contribute to a change of level of CELG D in relation to the management and to the occupational health, safety, and environment management currently practiced.

The distribution of the values to be invested/spent considered the period between 2016 and 2045, with no type of correction (prices of the present).

The distribution of values to be invested/spending considered the period between the years 2016 and 2045, without any type of correction (today's prices), as defined criterion by Quantum.

2.8.11.1. Action 01 – Development and implementation of a Health, Safety, and Environment Management

System (SGASST), guided by the international Standards NBR ISO 14001:2004 and OHSAS 180001:2007

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For development and implementation of a Health, Safety, and Environment Management System (SGASST) of CELG D it is estimated a total expense of R$ 1,900,000.00 (period from 2016 to 2045), according to details and disbursement flow suggested and presented in Annex O.

The implementation model of the Health, Safety, and Environment Management System (SGASST) shall consider the following requirements.

  Requirement 1: Health, Safety, and Environment Policy (Integrated): It is the statement of intention of the company in relation to its performance in occupational health, safety, and environment management; Including actions for engagement with the stakeholders concerned.

  Requirement 2: Planning: It shall be considered the occupational health, safety, and environment aspects of the activities, products, or services that CELG D may have control and on which the company has direct influence, so that it is able to identify and determine those aspects that may have significant impacts on the environment, health, and safety of its employees and collaborators. Special attention shall be paid to the compliance with the applicable legal and normative requirements. Another relevant aspect is related to the definition of purposes and goals by the company, with the definition of assignments and responsibilities of all involved ones, as well as the means and terms to reach them. Goals and socioenvironmental indicators and of occupational safety and health. These must be clearly defined and related with the roles and responsibilities of all those involved, as well as with the means and the deadlines for achieving them.

  Requirement 3: Implementation and Working – so that the implementation of SGASST is effective, it is essential that technical, human, and financial resources are made available by the company, aiming at the compliance with the principles defined in the Policy, in the purposes and goals. As part of such requirement, it is considered actions of structuring and definition of responsibilities, sensibilization, and internal and external communication, development of the specific documentation, and definition of the control and management mechanisms.

  Requirement 4: Verification and Corrective Actions – this requirement is related to the monitoring and measurement of the main characteristics of CELG D’s activities that may have a significant environmental impact. It is also considered the treatment of the non-compliances and the establishment of corrective and preventive actions, as well as records, audits, and periodical revisions of the system.

  Requirement 5: Revision by the Board of Directors – this type of action aims at assuring that the management of the System maintains as proper and efficient.

Thus, it is understood that the implementation of Health, Safety, and Environment Management System

(SGASST) of CELG D will contribute to the improvement of the company’s health, safety, and environment performance, through the adoption of good management practices of its operational and support facilities.

2.8.11.2. Action 02 – Implementation of a plan to assess, correct and/or monitor potential environmental and social, health and safety responsibilities associated to the existing facilities and operations

It is suggested that the survey and planning are made to assess and monitor potential environmental and social, health and safety responsibilities associated to the current facilities and operations of CELG D. he operation and maintenance model adopted by the company, ends up neglecting basic aspects of health, safety, and environment management, especially of the Support Units in Goiânia and in the Countryside.

Even if, in the future, such type of action may be considered within the context of a Health, Safety, and Environment Management System (SGASST), as provided in Action 01, it is suggested that, in the very short term, such plan is developed, highlighting:

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  Maintenance waste management, highlighting those residues contaminated with oils, greases, and paints;

  Management of useless materials and correct temporary storage in Yards of the Central Unit of Goiânia and Units of the Countryside;

  Effective maintenance control, and control of leakage of oils of transformers in the substations.

For this work, it is estimated an expense in the order of R$ 1,650,000.00 (2016 to 2045), logically, without considering effective actions of destination of waste and maintenance of the facilities themselves, and according to details and flow of disbursement suggested and presented in Annex O. It is exclusively the triggering of follow-up and inspection actions of the company’s operational activities, through inspections and action plans by the Environment Advisory Boards (DT-AMB) and by the Safety, Health, and Life Quality Engineering Department (DA-DPSV).

2.8.11.3. Action 03 - Implementation and operationalization of a plan to follow-up eventual non-compliances in the occupational health, safety, and environment management of the existing works and operations, including the updated follow-up of legal requirements

The follow-up of the environmental licensing processes of CELG D has been made by the Environment Advisory Board (DT-AMB), as well as the occupational health and safety aspects by the Safety, Health, and Life Quality Engineering Department (DA-DPSV).

Such controls need to be made through a management system, allowing that information is shared, internally accessed by the operation and maintenance areas of CELG D, as well as audited. In general, it is understood that such information needs to be better democratized within CELG D.

Also, within such context, it is suggested that it is made the Management of Legal Occupational Health, Safety, and Environment Requirements through online software of specialized companies.

For this work, it is estimated a total expense in the order of R$ 805,000.00 (2016 to 2045), according to details and flow of disbursement suggested and presented in Annex O.

2.8.11.4. Action 04 – Development and implementation of a program intended to the management of use and occupancy of easements

The company has started through the creation of a Land Regularization Commission the development of actions of registry update, formalization of actions and understandings before the Public Authority, obtainment of updated deeds of the real estate properties, and transfers of the real estate properties between CELG D and CELG GT.

However, such actions do not specifically consider the situations of violation of the right of way, use and occupancy of easements of the Distribution Lines of CELG D yet. Due to the complexity of such topic, it is suggested that it is developed and implemented a specific program for such purpose, led by the Distribution Board of Directors (DD), with the technical operational support of the Equity Administration Department (DA-DPAP), Safety, Health, and Life Quality Engineering Department (DA-DPSV), Environment Advisory Board (DT-AMB), and Social Communication and Marketing Department (PR-DPCK) of CELG D.

For this work, it is estimated an expense in the order of R$ 1,700,000.00 (2016 to 2045), according to the details and flow of disbursement suggested and presented in Annex O, but without considering effective actions of expropriation and/or indemnification.

2.8.11.5. Action 05 – Construction of warehouses of temporary storage of waste and useless materials, including improvements in the paving and in the rain drainage system and concreting of part of the yards of the Central Unit of Goiânia (Storeroom and Yards) and in 03 Units in the Countryside (Rio Verde, Anápolis, and Luziânia)

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It is understood as required the implementation of 03 warehouses in the countryside of Goiás (Rio Verde, Anápolis, and Luziânia) with, approximately, 400 m² of sheltered area, for improvement of the infrastructure of management of waste and useless materials, totalizing an investment of approximately 400,000.00/warehouse.

In addition to such R$ 400,000.00, it is estimated that 3% (R$ 120,000.00) of this value is required to the costs with designs and regularizations of such buildings (environmental, urban regulation, among others). Such estimative has as reference the Construction Basic Unit Cost (CUB) of R$ 614.00/m², for industrial warehouse of the table of SINDUSCON-GO, related to July, 2015, added of R$ 300.00/m² (other items not part of CUB). The value of R$1,000.00/m² was considered in a rounded manner, without considering the design project. Costs with the acquisition of land by CELG D were not considered specifically for such purpose.

To the Central Unit of Goiânia, it is estimated a greater investment. In addition to the warehouse, it is understood that interventions/improvements will be required in the existing rain drainage system, in the internal accesses and yards, in an area of 160,000 m², as already provided by CELG D itself in the Table called Building Facilities – Need of Investment for the period up to 2019, totalizing, according to estimates of the company an investment in the order of R$ 10,700,000.00.

Considering the enhancement of such investments also to the Units of Rio Verde, Anápolis, and Luziânia, it is understood the quantitative forecast by CELG D (R$ 10,700,000.00) is not sufficient. Therefore, it is suggested that such amount is approximately R$ 15,000,000.00, including the construction of warehouses with 400 m² in Rio Verde, Anápolis, and Luziânia, construction of yards in concrete, improvements in the rain drainage system and paving of the internal accesses.

The investment flow suggested to the period from 2016 to 2045 is pretend in Annex O to the present document.

2.8.11.6. Action 06 – Performance of investigation study of environmental liabilities in the Central Unit of Goiânia (Storeroom and Yards) and in the 03 Units in the Countryside (Rio Verde, Anápolis, and Luziânia)

By the foregoing, especially in relation to the visits to the Central Unit of Goiânia and Unit of Rio Verde, it is suggested that the investigation of environmental liabilities in the areas of CELG is performed considering two Phases, being:

  Phase I: Preliminary Environmental Assessment

  Phase II: Confirmation Environmental Assessment

It shall be highlighted that the Units of Anápolsis and Luziânia were not visited. They were considered by similarity.

The Preliminary Environmental Assessment (Phase I) has as purpose to prepare a document containing, in details, the current environmental conditions of the areas, according to the standards of the applicable legislation and to present facts, signs, and evidences that contribute to the suspicion of the existence of contamination of the soil and of the underground water. In methodological terms, it is suggested that the Preliminary Environmental Assessment is carried out according to Standard ABNT 15515-1:2001 –

Environmental Liability in Soil and Underground Water Part 1: Preliminary Assessment, according to the Contaminated Area Management Manual of CETESB, defining the Conceptual Contamination Model, with justifications to the selection of possible contaminants of interest, and selection of the sampling points to an eventual Confirmation Environmental Assessment (Phase II).

In Phase I, information is analyzed, provided that available, on:

  History of use and occupancy of the areas;

  Records of waste storage and disposal;

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  Documentations and requirements of the control body in relation to the areas; records of incidents and accidents with potential of environmental damages;

  Use of hazardous substances, highlighting dielectric oils containing PCBs;

  Documentation related to the hydro-geological characteristics of the areas (lithological profiles, depth of the water table, and direction of the flow of underground water); and

  Environmental monitoring reports already performed.

In addition to the information above, it is performed during Phase I studies on the physical medium, with the purpose of identifying transportation roads of contaminant, hydro-geological characteristics listed above, as well as to characterize the areas to be protected, with highlight to the neighborhood and respective uses of the soil and superficial and underground water. The consolidation of Phase I occurs through recognition/inspection of the studied area, joint analysis of the surroundings by qualified technical professional. With such assessment, it shall be consolidated a Conclusive Report of Phase I with the classification of the areas, such as, for example:

  Area with Suspicion of Contamination (ASC);

  Potentially Contaminated Area (APC);

  Non-Contaminated Area (ANC).

Therefrom, and if reported the suspicion and/or potentiality of contamination of an area, it shall be established a planning containing purposes, methods, and strategies to perform Phase II – Confirmation Assessment, including:

  Quantity and location in plant of recognition sounding;

  Quantity and location in plant of the points for collection of soil samples;

  Quantity and location in plant and technical specifications of the underground water monitoring wells; and

  The parameters to be analyzed in laboratory in the samples of soil and superficial and underground water.

Table 108, Table 109 and Table 110 present the estimates of costs to perform investigation studies of environmental liabilities (Phases I and II) in the Central Unit of Goiânia (Storeroom and Yards) and in the 03 Units of the Countryside (Rio Verde, Anápolis, and Luziânia), as well as the environmental monitoring of such areas until 2045, totalizing an expense approximately of R$ 8,267,000.00, according to details and disbursement flow suggested and presented in Annex O.

It is applicable to highlight that, if the need of remediation of such areas is checked, new expenditures will be required. In the present, it is not possible to estimate them.

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Anápolis			
			Total – R$	R$ 195,000.00

Scope	Place/Area	Items	Quantity	Unit Value (R$)	Total Value (R$)
Phase II: Confirmation Environmental Assessment	**Area 01 - Central Unit of Goiânia (Storeroom and Yards) ~ 160,000 m²**	Sounding and Installation of Monitoring Wells	30 monitoring wells	8,000.00	240,000.00
		Sampling of Soil and Underground Water	30 samples of soil and 30 samples of water	1,500.00	45,000.00
		Analytical Services of Underground Water	30	1,500.00	45,000.00
		Analytical Services of Soil	30	1,500.00	45,000.00
		Field and office technical services	vb	50,000.00	50,000.00
				Subtotal – R$	**425,000.00**
Scope	**Place/Area**	**Items**	**Quantity**	**Unit Value (R$)**	**Total Value (R$)**
Phase II: Confirmation Environmental Assessment	**Area 02 - Rio Verde Unit ~ 5,000 m²**	Sounding and Installation of Monitoring Wells	08 monitoring wells	8,000.00	64,000.00
		Sampling of Soil and Underground Water	10 samples of soil and 10 samples of water	1,000.00	10,000.00
		Analytical Services of Underground Water	10	1,000.00	10,000.00
		Analytical Services of Soil	10	1,500.00	15,000.00
		Field and office technical services	vb	50,000.00	50,000.00
				Subtotal – R$	**149,000.00**
Scope	**Place/Area**	**Items**	**Quantity**	**Unit Value (R$)**	**Total Value (R$)**
Phase II: Confirmation Environmental Assessment	**Area 03 - Luziânia Unit ~ 5,000 m²**	Sounding and Installation of Monitoring Wells	08 monitoring wells	8,000.00	64,000.00
		Sampling of Soil and Underground Water	10 samples of soil and 10 samples of water	1,000.00	10,000.00
		Analytical Services	10	1,000.00	10,000.00

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of Underground Water			
		Analytical Services of Soil	10	1,500.00	15,000.00
		Field and office technical services	vb	50,000.00	50,000.00
				Subtotal – R$	**149,000.00**
Scope	**Place/Area**	**Items**	**Quantity**	**Unit Value (R$)**	**Total Value (R$)**
Phase II: Confirmation Environmental Assessment	**Area 04 - Anápolis Unit ~ 5,000 m²**	Sounding and Installation of Monitoring Wells	08 monitoring wells	8,000.00	64,000.00
		Sampling of Soil and Underground Water	10 samples of soil and 10 samples of water	1,000.00	10,000.00
		Analytical Services of Underground Water	10	1,000.00	10,000.00
		Analytical Services of Soil	10	1,500.00	15,000.00
		Field and office technical services	vb	50,000.00	50,000.00
				Subtotal – R$	**149,000.00**
				Estimated Total (Phase II) – R$	**951,000.00**

Scope	**Place/Area**	**Items**	**Quantity**	**Unit Value (R$)**	**Total Value (R$)**
Environmental Monitoring	**Area 01 - Central Unit of Goiânia (Storeroom and Yards) ~ 160,000 m²**	Sampling of Soil and Underground Water	30 samples of soil and 30 samples of water	1,500.00	45,000.00
		Analytical Services of Underground Water	30	1,000.00	30,000.00
		Analytical Services of Soil	30	1,000.00	30,000.00
		Field and Office Technical Services	vb	15,000.00	15,000.00
				Subtotal – R$	**120,000.00**
Scope	**Place/Area**	**Items**	**Quantity**	**Unit Value (R$)**	**Total Value (R$)**
Environmental Monitoring	**Areas 02,03 and 04 of the Countryside**	Sampling of Soil and Underground Water	10 samples of soil and 10 samples of	1,000.00	60,000.00

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2.8.11.7. Action 07 – Improvement of the staff of the Environment and Health and Safety Advisory Board

It shall be highlighted the importance of promoting the improvement of the staff of the Environmental Advisory Board (DT-AMB) and Safety, Health, and Life Quality Engineering Department (DA-DPSV) of CELG D, from the point of view of quantitative and of technical qualification. The technical qualification shall be extended to the professionals of the outsourced companies and that act, especially, in the activities of operation, maintenance, and also implementation.

There already are internal works developed by such areas, but that are not performed due to the lack of financial and budget resources. It is highlighted that the professionals responsible for such areas in CELG D have full awareness of the fragilities and improvements that may be implemented.

2.8.11.8. Action 08 – Implementation of improvements in the environmental controls of the existing substations

It becomes essential the development of control actions to avoid the occurrence of leakages of oil from the transformers and with it the triggering of new contamination points that, in the future, may have to be remediated by CELG D. For such, collecting basins shall be built under the transformers, channelizing the flowing of the oil and water to a water/oil separating Box. Such measures are based on standards NBR-13231 – Fire Protection in Substations – Requirements and NBR-13859 – Fire Protection in Substations – Criteria.

According to the information made available by CELG D, upon the performance of Stage 2, currently there are 456 transformers (all three-phase), being that only 11 have containment basins and are equipped with water/oil separating boxes.

During the development of State 2, CELG D did not make available information on the costs estimated by the company for such adequacies. However, upon the information above, a diligent and preliminary estimative was made, taking into account the reference value made available by ANEEL in the Base of Prices for Equipment – Reference 06/2012- Three-Phase and One-Phase Transformers – Water and Oil Separating Box.

For three-phase transformers, such value is R$ 150,493.42 (capacity of 60m³). Both values have as reference the Middle-West Region of Brazil.

It shall be highlighted that, for calculation purposes in the present work, it was considered the implementation of the containment basin as part of the values above.

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Reference: ANEEL Price Base - 06/2012 – Middle-West Region

Therefore, in relation to the implementation of the containing basin and water and oil separators, the estimated total value was R$ 66,750,000.00. The investment flow suggested to the period from 2016 to 2045 is presented in Annex M of the present document.

2.8.11.9. Action 09 – Follow-up of the development and operationalization of actions 01 to 08 by external company

So that the management of the occupational health, safety, and environment aspects of CELG D are effective and that the company reaches a new level of management of such aspects, it is suggested that follow-up actions of the development and operationalization of the actions suggested and related to the investments and expenses exposed are performed.

It is estimated a value of R$ 3,000,000.00 (2016 to 2045) so that the follow-up is carried out by company/professionals duly qualified. In the first 10 years, it is suggested that such follow-up should occur every six months, being able to be revised upon the achievement of the results and goals that may be defined (Annex X).

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2.9. Personnel

The purpose of this chapter is to describe and assess the situation of CELG D in relation to the structures and composition of the distributor’s staff for the service provision.

Through the documentation made available, regarding the item Personnel/Labor, we may check that CELG D counts on a manual of assignments that lists all areas of the distributor and their respective assignments, respecting the hierarchical structure of the Company in its several levels. Through such document, the areas obtain the guidelines for the performance of their usual and sporadic activities, optimizing the processes, so that there is no overlay of tasks between different areas, that is, two or more areas performing the same activities.

Additionally, the study has as main information base the Report of Employees – Salaries, Remuneration, Benefits as of August 20, 2015 and Others and the Career and Remuneration Plan – PCR in effect, homologated on March 02, 2015.

Currently, the organizational structure of CELG D has the following configuration:

Figure 102: CELG D Organization Chart Source: Report of Employees – Salaries, Remuneration, Benefits and Others CELG D 2015

In the organization chart described above, we may analyze how the functional units are arranged, the hierarchy, and the communication relationships existing among them.

The following can view briefly the amount of staff in 2015 of CELG D, in accordance with established in the organizational chart above configuration and with the data extracted from the work environment through the report of Employees Proceeds Compensation, Benefits of 20 August 2015.

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7.367
6.857
6.859
7.625
7.000
6.000
5.000
4.000
3.000
2.000
1.000
-
2011
2012
2013
2014
Own Personnel
Outsourced personnel
Learner
Trainees
Total Collaborators

In the graph above, we may view that the third parties have greater quantity of collaborators in the whole period analyzed, followed by own personnel and trainees.

2.9.1.2. *Allocation of Own Personnel per Board of Directors*

In the following table, we attempted to demonstrate how the allocation of own personnel is configured, per board of directors of the company in 2015, separated by hierarchy.

CLASS	ADMINISTRATIVE BOARD	TRADE BOARD	REGULATORY BOARD	DISTRIBUTION BOARD	ECONOMIC FINANCIAL BOARD	TECHNICAL BOARD	PRESIDENCY	NUMBER OF EMPLOYEES
DIRECTOR	1	1	1	1	1	1	1	7
MANAGER	24	110	1	78	13	16	22	264
ANALYST	46	13	4	49	26	49	21	208
SUPPORT	78	211	5	467	17	48	18	844
TECHNICAL	20	39	-	242	-	82	25	408
OPERATOR	4	2	-	149	-	1	-	156
SUPPORT	20	3	4	4	4	4	10	49
Total	**193**	**379**	**15**	**990**	**61**	**201**	**97**	**1936**

Note that the Commercial and Distribution Board of Directors of CELG D presents a greater amount of personnel, representing approximately 70% of the total of own employees of CELG D.

2.9.1.3. *Age Bracket of Own Personnel*

In the following table, we attempted to demonstrate how the current age range of CELG D is configured, separated by groups of age brackets.

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Note that the quantity of own personnel over 45 years old had a small drop in the years of 2014 and 2015, being below 1,000 employees, but, it is analyzed that CELG D still has great number of personnel over 45 years old.

2.9.1.4. Seniority of Own Personnel

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Following it is demonstrated the Average Monthly Salary of Medium Level per type of Position, in 2015, we may observe the technical assistants having the biggest average monthly unit salary of R$ 9,872.27, followed by the operation assistants with average monthly unit salary of R$ 8,752.96.

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Figure 108: Average Monthly Salary per Occupational Group and Educational Level per Position, in 2015. Source: Report of

Employees – Salaries, Remuneration, Benefits, and Others CELG D 2015.

2.9.2. Evolutionary and comparative analysis of productivity

In the following points, comparative analysis are performed, first of the expenditures of personnel per quantity of own and outsourced collaborators and, subsequently, the expenditures with personnel and quantity of personnel are compared, in relation to the served consuming units and markets.

In this item are also demonstrates the benchmarking of staff spent per Consumer Units (UC) and the market (MWh) with the CELG D and a sample of the distribution companies in Brazil.

Finally, it analyzes the evolution of the number of personnel per Consuming Unit (CU) and the market (MWh).

It should be highlighted that the values of expenses with personnel are current values of each year, with no monetary updating, the data of the CELG D were obtained through reports of administration and files from PMSO CELG D 2011 to 2014. The data of other distributors studied are public, obtained the through the reports of administration and accounting balance sheets for the respective sites in distributors

2.9.2.1. Evolutionary Comparative analysis of expenditure of personnel per quantity of collaborators

In the following chart, it is demonstrates the comparison of Expenditures with Own and Outsourced Personnel per number of own and outsourced collaborators, over 2011 to 2014.

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We may note that the expenditures of own personnel as well as of outsourced personnel increased over the last few years, reaching in 2014 the amount of R$ 293,486 million and R$ 440,518 million, respectively.

Following, we may compare the evolution of the expenditures of personnel per quantity of personnel over the years (2011 to 2014).

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200,0
160,0
120,0
80,0
40,0
0,0
R$ million /Nº Total Personnel-year
2011
2012
2013
2014
Expenditures Own personnel/ Nº Own personnel
Expenditures Outsourced personnel/ Nº Outsourced personnel
Expenditures Own + Outsourced personnel/ Nº Own + Outsourced personnel

2.9.2.2. Comparative analysis of the productivity per expenditure of personnel

Following we analyze the productivity per expenditure of personnel of CELG D, considering consuming units (UC) and Power Consumption of the Exclusive Market (MWh).

Descrição	2011	2012	2013	2014
Expenditures Own personnel (R$) million	289.023	282.131	278.501	293.486
Expenditures Outsourced personnel (R$) million	329.184	322.781	344.271	440.518
Expenditures Own + Outsourced personnel (R$) million	**618.207**	**604.912**	**622.772**	**734.004**
Unit of Consumers (UC)	**2.406.943**	**2.506.742**	**2.614.461**	**2.716.004**
Expenditures Own personnel/ UC	120,08	112,55	106,52	108,06
Expenditures Outsourced personnel/ UC	136,76	128,77	131,68	162,19
Expenditures Own + Outsourced personnel/ UC	256,84	241,31	238,20	270,25
Power Consumption (MWh)	**9.873.974**	**10.579.782**	**11.148.800**	**11.711.915**
Expenditures Own personnel/ MWh	29,27	26,67	24,98	25,06
Expenditures Outsourced personnel/ MWh	33,34	30,51	30,88	37,61
Expenditures Own + Outsourced personnel/ MWh	62,61	57,18	55,86	62,67

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2.9.2.2.1. Benchmarking of expenditure of personnel per Consuming Units (UC) and Market (MWh).

Following, it is showed if the Benchmarking or other distributors in Brazil, in the period of 2011-2014, regarding Expenditures of Personnel per Unit of Consumers (UC) and Distributed Power MWh (including Free Market).

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Following, we analyze the evolution of the indicator Expenditures of Personnel per Distributed Power (including Free Market), in the period 2011-2014. It is applicable to highlight that the value of the indicator of the previous table differs because such indicator does not count the free market.

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Thus, we may conclude that CELG D is close to the average of the comparable companies to the indicator Expenditures with Personnel per Consuming Unit (UC), considering a sample of Brazilian distributors (including private and state companies, of different regions and of big size).

However, to the indicator Expenditures with Personnel per Power Consumption (MWh), CELG D is over the average.

Recalling again that value of benchmarking with regard to indicate to personal expenses by energy distributed includes the free market category in the calculation of this indicator, resulting in a smaller value to the calculated in Table 121, because it does not count in the category free market.

2.9.2.3. Comparison between quantity of personnel per Consuming Unit (UC) and Market (MWh).

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Next, it is synthetically demonstrated the description of the Qualification and Development Programs performed in the last few years (2011-2014).

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Year	Description of Qualification and Development Programs
2014	2nd Safety Week in Information Technology
	Security Training Course and Services Electrical Installations NR 10
	SGT Services Compensation Module electrical damage
	Leaders in Development Program
	Training Operation and Maintenance Chainsaw
	Work Accident Prevention for CIPA members
	Update on the Use of Software SGT - PROJ + SGT-WORKS
	Irregularities Process of Negotiation Course in Measurement
	Improvement for distribution operators - Systems "OPER"
	Ongoing operation and maneuvers in regulators and reclosers
	Course Development-Attendant Agreement CELG- SECOVI-GO
	Developing Skills for the Ombudsman Demonstration
2013	1st Safety Week in Information Technology
	Security Training Course and Services Electrical Installations NR 10
	Complementary course on Security in Electric Power System and its vicinity - SEP
	Financial Education Program and Social Security
	1st Customer Service Workshop and commercial technical services
	Developing Skills for customer service
	Work Accident Prevention for CIPA members
	Introductory training the Apprentice
	Improvement Course distribution operators
	Project management workshop
	Basic design course and terms of reference
	Ongoing Security Services and Electrical Installations NR 10
	Project management
	Methodological improvement for the 4th Tariff Review Cycle
2012	Training using the working set and rescue work
	Defensive direction
	Work safety improvement
	Developing skills for customer service
	Work Accident Prevention for CIPA members
	Lecture "Leadership Competence"
	Training related to ANEEL Resolution No. 414/2010
	Strategic Planning Workshop
	Improvement Course Substation Operations
	Interpretation of Standard NBR ISO 9001: 2008
	Bidding course and contracts
	Systems Operator Certification

2.9.3.1. Educational Level of CELG D’s own employees

Analyzing the educational level of the own employees of CELG D in 2015, we have the following chart:

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Educational Level of Own Personnel	Number of Employees	% Employees
Postgraduate	217	11,2%
Superior	609	31,5%
Technical	613	31,7%
Medium and Basis	497	25,7%
Total of Own Personnel	**1.936**	**100,0%**

We may analyze that, in terms of educational level, the own personnel has greater concentration in the superior level and in the technical level.

2.9.4. Benchmarking with national and international references

As it was made in the previous items, it was also developed a benchmarking with national and international references, which is also presented to compare the structure of personnel of the distributor.

First, it is defined the employees considered to CELG D in 2012, which will be compared with other distributors in such year the cause of limitations in the available information to the universe of assessed companies. The same are defined as the informed total of own employees plus the total of outsourced personnel.

Thus, it was compared the distributors that have over 1.8 million of consuming units in the relationship clients per employee. In Brazil, the comparative results are the following:

600,00
500,00
400,00
300,00
200,00
100,00
-
CPFL PAULISTA
ELETROPAULO
CEMIG
CELG D
CELPE
COELBA
COPEL
ELEKTRO
LIGHT
CELESC
COELCE
AMPLA

It is observed that CELG D presents a proper relationship of UCs/Own + Outsourced Employees, very close to the average of the biggest distributors of Brazil.

Even though, it was added in the analysis the few distributors of Latin America that have such size in relation to the level of UCs, CELG D continued presenting a performance close to the average, as it is following exposed.

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Figure 122: Benchmarking [UC/Own + Outsourced Personnel] Latin America distributors in 2012 Source: Own.

It is observed that the level of employees of CELG is very close to the average observed in the sector, in the national references as well as when we also consider references of other countries.

2.9.5. Structure of Positions

CELG D counts on a manual of assignments that lists all areas of the distributor and their respective assignments, respecting the hierarchical structure of the Company in its several levels.

Through such document, the areas know the guidelines for execution of their usual and sporadic activities, optimizing the processes, so that to avoid the overlay of tasks between areas.

In such sense, to analyze the Structure of Positions of CELG D, we took as base the Career and Remuneration Plan – PCR of CELG D, which will serve as main instrument in the management of the Human Resources.

The basic premise of the Career and Remuneration Plan is to allow the movement of the personnel between the different areas and occupations in CELG D, enabling a greater versatility in the use of its staff, based on:

a.	Creating perspectives and incentive to the personal, professional, and salary growth to all employees;
b.	Defining basic and specific competences required to ingress and evolution in the career;
c.	Establish salary magnitudes coherent with the salaries practiced in the market and proper to the expectancies of careers;
d.	Structuring tools that subsidize the process of Performance Assessment focused on Competences.

According to the PCR, as of January, 2015, the occupational structure of CELG D is composed by the Staff of Permanent Positions, Staff of Positions of Officers, Staff of Gratified Functions, and Temporary Staff, while existing.

The Staff of Permanent Positions is composed by Positions and Functions in Careers, which characterize for representing the general sum of assignments to be carried out by the employee, and is constituted in a limited set of multifunctional activities, substantially similar regarding the nature, complexity, responsibilities, educational level, work characteristics and conditions to which their occupants are subject, forming the occupational groups: Technical Administrative Group – GTA and the Technical Operational Group – GTO.

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The Technical Administrative Group – GTA is composed by Careers of Elementary, Medium, and Superior Level that comprehend functions of administrative support to the other Company’s segments.

The functions in this occupational group require from its occupants knowledge and experience in the following areas: secretariat, controls and recording; gathering, classification, tabulation, systematization, and processing of information; planning, follow-up, assessment and control of projects; administration, human resources, material, and equity; budget and finance; communications, filing, organization, and methods; legal, accounting, economical, and social sciences; occupational medicine.

The functions of this operational group require from its occupants knowledge and experience in the following areas: operation, maintenance, preservation of equipment; maintenance and operation of plants and substations, electric power transmission and distribution lines and networks; planning, project, construction, automation, telecommunications, and supervision of the electric system; engineering, generation, transmission, distribution, and commercialization of electric power; telecommunications and occupational safety.

2.9.5.1. Positions and Functions

The Positions and the Functions that compose the occupational structure of CELG D were arranged in hierarchy according to their functional characteristics and importance thereof, considering the purposes of the Company. They are divided into:

I.	Medium Level Careers – Positions: Management Assistant, Operation Assistant, and Technician in Operations.
II.	Superior Level Careers - Positions: Management Analyst, Health Analyst, and Technical Analyst.

Following, the new and the old staff of the occupational structure are exposed:

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The description and specification of the Positions and Functions of Medium and Superior Level are contained in the following charts

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The classification of the careers of Medium and Superior levels is the summary of the analysis, according to the factors and degrees established in the Position and Function Assessment Manual. The Positions of Board of Directors are characterized by the seniority, as forecast in the Company's Bylaws.

It is considered as Gratified Function the exercise of a Management, Advisory Board, or Secretariat, by designation of the Board of Directors or internal selection, and it is characterized for representing the sum of assignments exercised by the employee, under trust, under the terms of the Labor Legislation.

The Gratified Functions, respecting the requirements of their chart, are subject to the creation, transformation or extinction, with the approval of the Board of Directors.

Table 133: Gratified Functions Source: PCR CELG D 2015

TITLE	CODE	LEVEL
Superintendent Head of Office of the President Accountant General Controller Attorney General Executive Secretary	FG.N-1	I
Board Advisor Energy Commercialization Advisory Manager Manager of the Environmental Advisory Internal Audit Manager Department manager Ombudsman manager Secretary General manager Manager Assistant Attorney	FGN-2	II
Standing Committee member Evaluation	FGN-3	III
Internal auditor Branch Manager of Service - Goiania Branch Manager of Service - Polo Manager of the Distribution Operations Center Manager System Operation Center Sector Manager Member of the Procurement Committee Secretary of Board	FGN-4	IV
Branch Manager of Service - Type IV Service Desk Manager Service Units in charge	FGN-5	V
Branch Manager of Service - Type III Head of Shift	FGN-6	VI
Branch Manager of Service - Type II Charge of Substation - The	FGN-7	VII
Branch Manager of Service - Type I Charge of Substation - B Head of Class COS operator - System Operations Center COS operator - Distribution Operations Center	FGN-8	VIII

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CODE	LEVEL	VALUE
FGN-1	I	3.000,00
FGN-2	II	2.400,00
FGN-3	III	1.800,00
FGN-4	IV	1.500,00
FGN-5	V	1.275,00
FGN-6	VI	1.050,00
FGN-7	VII	825,00
FGN-8	VII	675,00

2.9.5.2. *Temporary Staff*

The Temporary Staff is composed by the Positions and/or Functions put into extinction in the PCR, to which related ones were not created, even if there is appointment.

The Temporary Staff is temporary and in no hypothesis the admission in such staff may occur, nor vertical Functional Progression, being extinguished the positions/functions at the extent they are getting vacant, so it will remain in the Temporary Staff the employees that occupy Positions/Functions in extinction, which is not possible their classification in the Permanent Staff because they do not meet the requirements.

Tabela 135: Temporary Staff Source: PCR CELG D 2015

Placed Positions extinction PCR - Careers and Remuneration Plan	
Positions	References
Medium Level	
Administrative Auxiliary	02 a 35
Supplies Auxiliary	02 a 35
Administrative assistant	02 a 51
Book-keeper	02 a 35
Operator Substation Technical	02 a 35
Programmer	12 a 51
Draughtsman	12 a 51
Superior Level	
Senior Training Assistant	19 a 60
Senior Technical Assistant	19 a 60
Placed Funciotions extinction in Review PCR - Careers and Remuneration Plan	
Funciotions	References
Medium Level	
Auxiliary the General Service	01 a 22
Maintenance Helper	01 a 22
Telephonist	01 a 22
Attendant	02 a 35
Technical operator	02 a 35
Auxiliary Tecnical	02 a 35
Facilities Operator	02 a 35
Accounting technician	12 a 51

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The occupants of the Temporary Staff will be subject to the chart of positions and salaries in effect on the approval date of the Plan, having their rights assured and subject to the same regulations to Change the Functional Situation.

The salary references of the Positions and Functions of medium and superior level, which compose the Temporary Staff are inserted in the Salary Matrix, being safeguarded to the occupants of this Staff, compatible salary range and possibility of horizontal functional progression.

2.9.5.3. *Remuneration and Benefits System*

The Base Salary is the fixed importance stipulated to each reference, which is paid to the employee, for the effective performance of his/her specific assignments. The salaries of CELG D are defined by the Company's Board of Directors, observing the relevant legislation.

To each of the Functions of Medium and Superior level, it is defined a salary range varying between a minimum value established to the Function, which increases in percent proportions of 4%, between a reference and the next, until reaching the maximum value fixed by the company to the career. The detail is following exposed:

Positions	INITIAL REFERENCE	FINAL REFERENCE	Salary Ranges per Position		
			I	II	III
Operation Assistant	01	35	01 a 17	18 a 35	-
Management Assistant	02	51	02 a 26	27 a 51	-
Technical Assistant	12	51	12 a 31	32 a 51	-
Management Analyst	19	60	19 a 31	32 a 41	42 a 60
Health Analyst	07	50	07 a 21	22 a 35	36 a 50
Technical Analyst	19	60	35 a 44	45 a 53	54 a 60

The Salary Matrix of Positions/Functions of Medium and Superior levels in the chart below was approved in the last PCR, as of January, 2015, and it subject to change whenever required, observing the legal procedures regarding the values established to each salary reference, maintaining the increase percentages between one and another reference.

Table 137: Salary Matrix Source: PCR CELG D 2015

R/1	R/2	R/3	R/4	R/5	R/6	R/7	R/8	R/9	R/10
1.881,00	1.955,80	2.024,00	2.094,40	2.175,80	2.252,80	2.338,60	2.431,00	2.510,20	2.613,60
R/11	R/12	R/13	R/14	R/15	R/16	R/17	R/18	R/19	R/20
2.701,60	2.809,40	2.904,00	3.018,40	3.135,00	3.251,60	3.370,40	3.493,60	3.630,00	3.766,40
R/21	R/22	R/23	R/24	R/25	R/26	R/27	R/28	R/29	R/30
3.913,80	4.054,60	4.213,00	4.371,40	4.538,60	4.716,80	4.899,40	5.086,40	5.277,80	5.480,20
R/31	R/32	R/33	R/34	R/35	R/36	R/37	R/38	R/39	R/40
5.695,80	5.913,60	6.146,80	6.386,60	6.633,00	6.892,60	7.158,80	7.436,00	7.724,20	8.023,40
R/41	R/42	R/43	R/44	R/45	R/46	R/47	R/48	R/49	R/50
8.338,00	8.663,60	9.002,40	9.358,80	9.724,00	10.106,80	10.507,20	10.912,00	11.343,20	11.787,60
R/51	R/52	R/53	R/54	R/55	R/56	R/57	R/58	R/59	R/60
12.254,00	12.731,40	13.237,40	13.758,80	14.302,20	14.863,20	15.455,00	16.062,20	16.700,20	17.358,00

2.9.6. Collective Bargaining Agreement - ACT

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A collective bargaining agreement (ACT), is a legal act executed between a labor union entity and one or more corresponding companies, where it is established rules in the labor relationship existing between both parties.

Differently from the collective bargaining agreement, which is valid to the whole represented category, the effects of an Agreement are limited only to the agreeing companies and their respective employees.

It may be negotiated clauses of economic and social nature, which discuss, for example, on salary adjustment, value of the extra pay for overtime, duration of the working hours, and temporary stabilities, however, it is not allowed in the ACT the suppression of rights granted in the legislation (CLT).

Thus, the report aims at analyzing in a brief manner the last ACTs, from 2012 to 2014, between CELG and its employees, approaching the main points established in such agreements, which are following described:

  Salary Replacement for employees of CELG D in 2014 was 6.28% a.y., from 05/01/2014, value similar to the IPCA assessed in the last 12 months.

  Profit Sharing decided in the ACT of 2011, established that the percentage will be divided in an equal manner according to a reduction goal.

  Food/Meal Allowance established in 2014 was R$ 880.00 a month, having a discount of 2% in consideration to the employee, as well as 13th of Food/Meal Voucher.

  Day Care/Kindergarten Allowance agreed in 2014 was R$ 400.00

  Education Allowance agreed in 2014 was R$ 400.00

  According to ACT of 2008, it is allowed the fraction in 15/15 or 10/10 plus bonus of the remaining.

  PCR – Career and Remuneration Plan is being revised, in order to be unified to PCR of Eletrobrás.

  Overtime, stand-by, preparedness, hazard conditions complied with 100% of the effective legislation.

  For employees with special dependent, in ACT 2014, they have 50% of allowance in the salary floor.

  In 2014, the public exam was carried out to provide more than 250 openings between medium and superior level, due to the need of replacement of the staff due to the voluntary dismissal programs of the last few years.

  Vacation bonus will be annually adjusted at the same index applied in the salary replacement and the current value of bonus was adjusted, from R$ 1,768.80 to R$1,900.00 from May, 2014.

2.9.6.1. Competence Assessment and Results

Through the Collective Bargaining Agreement CELG D 2014/2015, the company granted to all employees 1 (one) salary reference, as progression for merit, limited to the ceiling of the function, from May 1, 2014, having the Competence Assessment and Results to occur in 2014 only for purposes of development and training.

For 2015, CELG D will make the Competence Assessment and Results, without prejudice of the functional progression for merit or for seniority.

All employees that would be entitled to functional progression for seniority in 2014, regardless progression for merit, will receive the seniority benefit on September, 2015, so settling the right to seniority of 2014.

As well as to the employees comprehended by the benefit of seniority of 2014, they will also have the right to seniority maintained.

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2.9.7. Restructuring of the Workstations

The following summary form in the report analyzes the consequences of the privatization of companies distributing electrical energy for workers between the years 1990 to 2000, highlighting the issues of relations and working conditions and the situation of the jobs post-privatisation.

In addition, in the following paragraphs we approached the possible impacts in the human capital of CELG D and absorption of the labor market of officials dismissed arising from a possible privatization of CELG D.

2.9.7.1. Analysis of privatization, restructuring and changes in working conditions in the companies distributing electricity.

At this point in the report, took as a basis the article of 2002 on "privatisation, restructuring and changes in working conditions: the case of the electrical energy sector" of Rosemeire Aparecida Scopinho, a researcher at the Federal University of São Carlos (UFSCar). Integral part of the Working Group on productive restructuring of SYNERGY PRO-CUT/ Union of Energy of the State of São Paulo.

In this work, the researcher looks at the consequences of the privatization of companies distributing electrical energy for workers between the years 1990 to 2000.

Through the realization of observations in the work environments, Semi-strutured interviews and discussion groups with the workers of the electric sector, specifically electricians from dealers for electrical power distribution.

The study of the researcher (Scopinho, 2002) identified the changes introduced in the technical basis, in division and in the organization of work and the impacts generated for the health and safety of workers in the power distribution companies privatized, it stands out that the main impacts were the increase of night work and shift work, the movements and repetitive efforts as the main sources of wear

In addition, according to the study, with the privatisation has significantly increased the labor of the psychic nature loads generated by stepping up the pace of activities, by awareness of the increase of unsanitary conditions, aggressiveness and how hard the work and by the organizational climate of instability caused by privatisation.

Finally, the article concludes that with the privatization process of the electric energy distribution concessionaires between years 1990 to 2000 generated as consequences, on the one hand, the unemployment and, on the other, the intensification of the rhythm of the activities of those who remained in the distribution companies, the increase of unsanitary conditions, of danger and of how hard working environments, the worsening situation of health, the increase of the frequency and severity of accidents.

Thus, through the analysis of Article (Scopinho, 2002) in a general way we can observe that the privatisation which relates to jobs, generated, besides the increase in unemployment, the increased precariousness of relations and working conditions of regiments, from changes deployed in the sector in the context of privatization, such that, if the password by a CELG D privatization process in the future their workers could face frames similar to those observed with workers of privatized enterprises between the years 1990 and 2000 in Brazil.

2.9.7.1. Assessment of possible impacts on human capital CELG D resulting from privatization.

The human capital of the organizations shall receive a differentiated attention in merger and acquisition processes, at the time before the closing of the commercial proposal, through the compatibility analysis between different organizational cultures, or after the agreement, so that the talents may be retained and there is acceptance and cooperation for the proposal transaction plan.

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So, one of the critical points of the process is the management of people and restructuring of the Workstations. If poorly managed, the human factor may generate productivity losses.

Generally, the merger or acquisition process of a company generally means dismissal of employees or change of levels of positions, since there will not be two presidents, two heads of departments, two managers of sector, and soon n. Such dismissals initially affect especially the senior management and subsequently the lower levels.

In the first two months, it is common that the companies make an inventory of talents and key people that may not leave the company. At such time, the managers may detect duplicity of positions, which causes dismissals in some situations. In such cases, the area of human resources shall talk individually.

The strategic importance of the change management and of the role of the human resources area in complex transactions, such as an acquisition or merger, is essential. The changes from transition processes need to be properly managed so that the intended results are effectively achieved. For such, it is important to follow some steps to mitigate risks of the restructuring of the Workstations.

As much important as to investigate fiscal, labor, social security risks, among others, which may generate a tangible liability to the purchasing company, is to invest in the understanding of the organizational culture and policies of people management.

It is required that a change management committee is built, to be ahead of the plan, having in such group people with support in the organization that may understand the real impacts. Thus, upon the official announcement of the change, such committee may be presented to give safety to the people and serve as an information source.

Another important point is that the company shall adopt a clear and continuous communication with the impacted public on the restructuring of the Workstations. It shall not use only the written communication as a way of transmitting information, but the face-to-face communication shall be stimulated, maintain open channels for manifestations and feedback, and adopt new forms of measurement of the efficacy of the communication.

It is common to see in the companies in merger processes the leaving of brilliant professionals, essential to the business, simply for lack of information on their future in the new organization. The change management, together with the people management, shall prioritize an action plan to retain the best professionals. It shall be informed, at the right time, what is coming and what is planned to such professionals.

There are many actions of change management that may be conducted, but there is no way of excluding the analysis of organizational impacts, regarding the dismissals of employees, and deeply know the impacts the change brings, in their different dimensions.

The organizational change management does not have a standard recipe, which may be successfully applied in any case. It is needed to analyze case by case, understand the context and develop a customized planning.

However, it is recommended to use a formal methodology, able of instrumentalizing and systematizing the actions, so that such process is fast in the integration of the work process and of people.

Through research regarding the merger or acquisition process, we may observe that the dismissals occur more between the permanent/own employees of the acquired company, aiming at contracting temporary employees or workers with flexible time, expecting, with such measure, to reduce costs, especially fixed costs.

The companies justify themselves alleging that, in general, the reduction of the permanent work is an accepted measure of the restructuring process.

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Thus, the study aims at dimensioning how are the possibilities of absorption of CELG D employees dismissed, in the work market. For such, in the following point we make an analysis of how the work market is to assess the situation of the possible dismissals of employees of CELG D in the Middle-West region.

2.9.7.2. Analyses of possible dismissals of CELG D employees

As it was already seen in the previous item, if a merger or acquisition process of CELG D occurs, there is a great possibility of dismissals, especially in the senior management of the company.

Thus, due to the possible dismissals of employees of CELG D, the cause of a merger or acquisition, as well as to get adequate to the OPEX costs approved ANEEL, in this part we perform a study of what are the possibilities of absorption of such work market in the Electric Power sector in the State of Goiás, and how the contracting percentages of works for 2015 in the Electric Power Sector are forecast.

The work market in the electric sector in the Middle West, according to survey performed by “O Setor Elétrico” magazine, has forecast a growth of 7% for engineering and consultancy companies of the electric segment and 9% of growth in electric installation and maintenance areas, for 2015.

According to the raised data, we understand that the workers of CELG D eventually dismissed would be, much probably, absorbed by the regional work market, because the Middle-West region has one of the greatest growth rates of work market in the electric sector in Brazil, as we will see in further details in the following items.

2.9.7.2.1. Work Market – Engineering and Electric Power Installation Companies.

·   Electric Power Engineering and Consultancy Companies

Regarding the increase in the number of employees, the electric engineering and consultancy companies of the North-Northeast and Middle-West regions are the most optimistic, estimating a growth of 5% and 7%, respectively.

Figure 123: Forecast of growth of Staff in Engineering Companies to 2015 (Per Region) Source: O Setor Elétrico magazine –

Research – Engineering and installation companies July, 2015.

·   Electric Power Installation Companies

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Regarding the increase of the number of employees, the installation companies in the Middle-West are the most optimistic, estimating a growth of 9% in 2015.10

Figure 124: Growth forecast of Staff in Engineering Companies for 2015 (Per Region) Source: O Setor Elétrico magazine –

Research – Engineering and installation companies July, 2015.

Thus, we conclude on the basis of labor market data from engineering companies and current electricity installation and forecasts of the industry, laid-off workers due to the CELG D a possible privatization process will be absorbed by the regional market.

2.9.7.2.2. Market of Engineering and Electric Power Installation Companies

In this item we make a general analysis of the market of engineering and electric power installation companies in the regions of Brazil, assessing the forecast of growth for 2015 and behavior of the sector in 2014.

The engineering and consultancy companies of the electric segment, as well as of the electric installation and maintenance areas of North, Northeast, and Middle-West regions, are the companies that most increased their turnover in 2014, according to survey made by “O Setor Elétrico” magazine with companies that practice such type of services of all regions of Brazil.

Specifically regarding the companies of the engineering and consultancy areas, the forecast of growth of the companies located in the Middle-West was at 15% for 2015, and the average growth in 2014 was 118% in comparison to the previous year.

The results pertaining to the installation and maintenance companies have forecast of growth of 24% for 2015, and the average growth in 2014 was 14% in comparison to the previous year.

·   Electric Power Engineering and Consultancy Companies

The companies that grew that most in 2014 were those of the Middle-West region, 18%, and of the North-Northeast region, also 18%. The companies of the State of São Paulo were those that recorded the smallest addition in their turnover: 10%.

10 To further information: http://www.osetoreletrico.com.br/web/documentos/guias_setoriais/ed-114_Pesquisa-Empresas-de-engenharia-e-instalacao.pdf

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Midwest 18%
North - Northeast 18%
South 13%
Southeast 13%
São Paulo 10%

Following their growth in 2014, the companies of the Middle-West, and of the North-Northeast regions are also those that are more optimistic in relation to 2015, projecting to grow 15% and 9%, respectively. The companies of South region are the less optimistic, forecasting to grow only 7%.

Midwest 15%
North - Northeast 9%
South 7%
Southeast 8%
São Paulo 9%

The global market of the sector to the Middle-West region that presents greater elevation, in the order of 5%.

Midwest 5%
North - Northeast 2%
South 2%
Southeast 3%
São Paulo 1%

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·   Electric Power Installation Companies

The companies that grew the most in 2014 were those of North-Northeast regions, 26%. The Middle-West had growth of 14% in 2014 in relation to the previous year.

The total market of installation companies of the Middle-West region has forecast to present greater increase. The companies of the region project a growth of 9%, level over the other regions.

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Figure 131: Evolution of Personnel Dismissed from CELG D Source: CELG D 2015

In 2014, we may observe that there was a strong adhesion to PDV (Voluntary Dismissal Plan), resulting in the greatest number of dismissed own employees (120).

2.9.8. Reference of Personnel Files

The information showed in item Personnel was obtained from the following files and sources:

  CELG D 1.1.4000001 – ADMINISTRATION REPORT 2012

  CELG D 1.1.4000002 - ADMINISTRATION REPORT 2013

  CELG D 1.1.4000003 - ADMINISTRATION REPORT 2014

  CELG D 20.1.01000013 - 8.1 – REPORT OF EMPLOYEES – SALARIES, REMUNERATION, BENEFITS, AND OTHERS AS OF AUGUST 20, 2015.

  ANEEL NREH2009879 REFERENCE COMPANY

  CELG D 20.1.01000009 - PCR IN EFFECT - HOMOLOGATED MAR/02/2015 - DIARIO OFICIAL MAR/06/2015

  CELG D TOTAL PCMSO SUMMARY 2010 TO 2014

  QUANTUM – QUANTUM BENCHMARKING DATA

  PAPER: PRIVATISATION, RESTRUCTURING AND CHANGES IN WORKING CONDITIONS: THE CASE OF THE ELECTRICITY SECTOR OF ROSEMEIRE APARECIDA SCOPINHO de 2002

  O SETOR ELÉTRICO MAGAZINE - RESEARCH – ENGINEERING AND INSTALLATION COMPANIES JULY, 2015.

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2.10.Annexes -Operations

Annex A – High Voltage Substations of Celg D

Annex B – High Voltage Distribution Lines of Celg D

Anexo B1 – Typical structures deployed in the LDAT of Celg D

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2.11.Annexes –Description of the distribution system

Annex C – Structure of the Points of Operation of Stations – POE Annex D – List of the existing Operational Agreements Annex E – Internal Operation Standard and Instructions of COS

Annex F – Pictures of the stretches of LDAT visited during the due diligence in Celg D.

Annex G – Power transformers considered critical by the System Operation

Annex H – Records of Anomalies of the Substations visited during the due diligence – Ref.: July /2015

Annex I – Pictures of the substations visited during the due diligence

Annex J – Annual Investment Programs proposed by Celg D for the period from 2015 to 2024.

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2.12.Annexes –Service quality and efficiency

Annex K –DD (DEC -FEC) Management Plan of the Quality Management

Annex L – DC (IASC) Consumer’s Satisfaction Index (IASC)

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2.13.Annexes – Social and environmental questions

Annex M – Illustrative and Spatialization Maps of CELG D Electric System

Annex N – Synthetic Spreadsheet of Follow-up of the Environmental Licensing and Regularization Processes

Annex O – Preliminary Estimative of Investments and Expenses

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PROJECT CELG-D

Executive Summary of the Due Diligence Report

September 17, 2015

P i n h e i r o N e t o ADVOGADOS

I. INTRODUCTION

1. This executive summary (“Executive Summary”) was prepared based on the due diligence report (“Report”) issued upon the request of the International Finance Corporation ("IFC"), which was aimed at assessing the legal status of CELG Distribuição S.A. – CELG-D (“CELG-D” or "Company") and the main red flags identified as of the date of the Report in the context of the limited and sampling legal due diligence (diligência legal limitada e por amostragem) that our firm carried out in relation to the Company.

2. Our work was conducted in the context of the privatization transaction of CELG-D, which is currently underway and is expected to be implemented through the sale of the controlling equity stake held by Centrais Elétricas Brasileiras S.A. - Eletrobrás (“Eletrobrás”) in CELG-D, as well as the potential sale of the shares held by Companhia CELG de Participações - Celgpar (“Celgpar”) in the capital stock of CELG-D through the same sale process, whether in whole or in part (the “Transaction”).

3. IFC was hired by Banco Nacional de Desenvolvimento Econômico e Social –BNDES (“BNDES”) to provide specialized structuring services in connection with the Transaction, in accordance with the Unfeasibility of Tender procedure (processo de Inexigibilidade de Licitação) No. 107/2015, based on articles 13, I, and 25, II, both from Law No. 8,666/1993, which was authorized on July 7, 2015, pursuant to BNDES’ Board Decision No. 385/2015, dated July 7, 2015, based on IP AEP/DEPEP3/GEPEP5 No. 01/2015, dated July 7, 2015. The aforementioned hiring was further ratified by Resolution No. 07/2015, issued by the National Privatization Council (Conselho Nacional de Desestatização) (“CND”) on July 9, 2015 and then published in the Brazilian Official Gazette (Diário Oficial da União - DOU) on July 13, 2015, in keeping with the provisions of Federal Decree No. 8,449/2015, which gives BNDES powers to hire services and provide the technical support needed to implement CELG-D’s privatization.

4. Pinheiro Neto Advogados, following the completion of bidding process (processo de concorrência) No. 1187575, which was conducted by IFC, and pursuant to Contract No. 7176203, dated July 24, 2015, was subcontracted to advise IFC in relation to (i) legal matters pertaining to the structuring and

P i n h e i r o N e t o ADVOGADOS

implementation of the Transaction; and (ii) the performance of limited and sampling due diligence (diligência legal limitada e por amostragem) works in connection with the Company, which works consist of the subject matter of the Report.

5. The Report was prepared upon IFC’s request and is addressed to our client IFC only. No person or entity other than IFC shall rely upon it. Reference to the Report in any other document is also prohibited and so it is its registration or presentation to third parties without our prior written permission and consent. Notwithstanding the foregoing, and provided that the attorney-client relationship (and related rights and obligations) is exclusively limited to IFC and our firm, (a) BNDES, IFC and its advisors are authorized to use the Report to analyze the legal feasibility of the Transaction as well to support its economic and financial structuring and other related purposes; and (b) the Report may be transmitted or disclosed to third parties at the sole discretion and responsibility of IFC, which logically includes the full disclosure thereof to prospective bidders interested in the in the Transaction and their respective advisors.

6. All provisos and caveats applicable to the Report shall likewise apply to this Executive Summary. In addition to the foregoing, this Executive Summary may be disclosed to Eletrobrás and its shareholders within the scope of the Transaction’s analysis, provided, however, that such disclosure shall be made at the sole discretion and responsibility of IFC. No direct relationship either exists or shall be created between, on one hand, Pinheiro Neto Advogados, and, on the other, Eletrobrás, its shareholders and/or any other interested parties who might have access to this Executive Summary as a result of Eletrobrás’ legal reporting obligations, whether in whole or in part.

7. The investigation conducted at CELG-D was based on the documents and information made available by the Company in a virtual data room during the period between August 7, 2015 and September 11, 20151, as well as the information provided by the Company’s representatives in several meetings, e-mail exchanges and phone calls with our team, notably based on the legal due diligence list prepared by the our firm and subsequent information/document

1

That was the cutoff date for receiving CELG-D’s documents. Some additional information and clarifications, however, were provided by the Company until October 22, 2015 (inclusive). There have been several other materials produced by our firm to its client in the context of our legal due diligence works.

P i n h e i r o N e t o ADVOGADOS

requests submitted to CELG-D. The information and conclusions presented in the Report (and, therefore, in this Executive Summary) are based on the assumption that all documents and information provided by the Company to us are true, complete, legitimate, valid and current in all aspects and, as for copies thereof, we assume that they match their respective originals. No independent investigation or of factual matters was conducted by our firm, except if otherwise expressly indicated in the Report (or else in this Executive Summary). It is important to point out that, as usual in every due diligence of this magnitude, some requested documents and information were not disclosed to us by the closing date of this Report.

8. The scope of our investigation encompassed the following areas: (i) corporate; (ii) contracts; (iii) real estate; (iv) environmental; (v) civil and criminal litigation; (vi) tax litigation; (vii) labor; (viii) social security; (ix) occupational health and safety; (x) intellectual property; (xi) regulatory –energy industry; (xii) administrative/public agreements; (xiii) certificates; and (xiv) insurance.

9. We emphasize that accounting, financial and tax procedures, routines and labor remuneration agreements adopted by the Company, as well as investigations regarding potential anticorruption practices (also known as FCPA, the corresponding North American statute) were not subject to our analysis.

10. Furthermore, in view of the volume of documents disclosed in the data room and the relevance of some specific matters, we defined some materiality parameters to delimit our analysis of the documents provided by CELG-D. Thus, we highlight that our legal analysis was made by sampling, in accordance with the materiality parameters adopted by each area as indicated in the respective sections of the Report.

11. Additionally, we highlight that the only purpose of the Report (and, therefore, of this Executive Summary) is to inform IFC about the main aspects surrounding the legal and regulatory status of CELG-D as identified by the date hereof, in view of the intended purposes of the Transaction and respective matters to be considered for its structuring and implementation.

PINHEIRO NETO ADVOGADOS

II. EXECUTIVE SUMMARY

1. This Executive Summary highlights in a concise manner some of the most relevant matters identified in our legal due diligence of CELG-D. Additional and detailed information in relation to each of the items addressed below are available in the corresponding Sections of the Report.

2. Tag-along. In view of the current scenario – where Eletrobrás intends to sell its shares and the renewal of CELG-D’s concession is not yet formalized –and the rules set forth in the Federalization SPA, CelgPar should be granted, only after renewal of concession, a 30-day period so that the latter can express – on sole discretion – the wish to jointly sell or not its stake in CELG-D. For further information on the matter, please refer to Section III – Corporate of the Report.

3. Accelerated Maturity due to Transfer of Control in Financial Agreements and Other Instruments. A large portion of the financial agreements entered into by CELG-D contains a debt accelerated maturity as a result of the Company’s transfer of control, as well as other financial instruments related to the Company’s debt. In light of the intended transaction, we recommend that CELG-D obtain authorization from the lender financial institutions and all necessary counterparties before its privatization, under penalty of accelerated maturity of the agreements that contain such provision and also those containing cross default provisions. Such item is addressed in Section IV –Financial Agreements and Agreements with Related Parties of the Report.

4. Compulsory Insurance. The lack of compulsory insurance can subject CELG-D to assessment from regulatory agencies, in particular ANEEL. Hence, we recommend taking compulsory insurance, according to the rules issued by the regulatory electric sector agency. This item is addressed in Section XVII –Insurance of the Report.

5. Restrictions on Acquisition/Lease – Foreign. Considering the existence of rural properties herein, it should be stressed that currently there are restrictions applicable to the acquisition or lease of land by foreigners or Brazilian companies controlled by foreigners, which require prior authorization by the National Institute of Colonization and Agrarian Reform (“INCRA”) or the National Congress, as the case may be. Additionally, it should be mentioned that such restrictions also apply to corporate transactions resulting in the transfer of rural properties to foreign legal persons, such as mergers, acquisitions, consolidations and transfers of control. The acquisition and/or lease of rural property by foreigners or Brazilian companies controlled by foreigners in noncompliance with the applicable legislation (Law No. 5709/71 and Law No. 8629/93) can be considered as null by operation of law. For further information on the matter, please refer to Section VI – Real Estate of the Report.

6. Real Estate Licensing. As informed by the Company, no Operating Permits and Fire Department Inspection Certificates were issued for all Relevant Properties. The lack of real estate license and/or possible irregularities can result in the application of administrative sanctions and penalties (warnings, fines, etc.), whose amount can vary according to the case and, in the worst scenario, cause the discontinuance of activities upon closing of the establishment. This item is addressed in Section VII – Real Estate of the Report.

7. Built Area. As informed by the Company, no occupancy permit (“Habite-se”) was issued for any of the Relevant Properties. Possible irregularities in the built area of properties can make unfeasible (i) the issuance of certain licenses, such as LF and AVCB; (ii) the registration/annotation of possible lease agreements; as well as give rise to (iii) the imposition of administrative sanctions and penalties (warnings, fines, etc.), possibly resulting in the closing of the establishment. This item is addressed in Section VI – Real Estate of the Report.

8. Environmental licensing. Article 14, 4, of Supplementary Law No.140/2011 determines that the renewal of environmental licenses should be requested within at least one hundred and twenty (120) days before the validity period, so that the expired environmental license is considered valid until the environmental agency issues an opinion on the renewal request. However, it was possible to note that, in many cases, such period was not met by the Company when requesting the renewal of environmental licenses relating to its projects, which means that until the issuance of the new licenses, its activities can be considered as lacking valid environmental license. The installation and performance of potentially pollutant activity without the necessary environmental licenses and/or permits characterizes administrative and criminal infraction. This item is addressed in Section VII – Environmental of the Report.

9. Vegetation clearing. The Company did not submit the documents showing that the vegetation clearing made for the implementation of transmission lines and substations were preceded by the proper permits. The irregular vegetation clearing (without permit) characterizes administrative and criminal infraction. Moreover, possible damages caused by the clearing are subject to strict civil, environmental liability. This item is addressed in Section VII – Environmental of the Report.

10. Permanent Preservation Areas (PPA). The Company did not submit the documents showing that the interventions in PPA performed for the implementation of transmission lines and substations were preceded by the proper permits. The irregular PPA intervention (without permit) characterizes administrative and criminal infraction. Moreover, possible damages caused by the irregular PPA intervention are subject to strict civil, environmental liability. This item is addressed in Section VII – Environmental of the Report.

11. Archaeological Heritage. Pursuant to the documents provided by the Company, there are archaeological reports pending approval by IPHAN. Should the Company has intervened in the areas that are the subject of such reports without IPHAN’s consent, it will be subject to administrative and criminal liability. This item is addressed in Section VII – Environmental of the Report.

12. Civil Litigation. We highlight the following items: (i) CELG-D is involved in a total contingency of one billion, seven hundred and eighty million, one hundred and ninety-three thousand and two hundred and forty reais and four cents (R$1,780,193,240.04), of which a total of four hundred and twenty-four million, four hundred and ninety-seven thousand reais (R$424,497,000.00) was indicated as a probable loss; (ii) we were able to analyze thirty-four (34) public class actions discussing the legality of billing different electricity supply values between August and December 2014 in the north and west regions of Goiás, which may pose a significant contingency to the Company, given that a possible conviction may result in the restitution of the overpaid values to consumers; the Company estimates possible contingencies arising from these actions at thirty-two million, five hundred and thirteen thousand, six hundred and thirty-eight reais (R$ 32,513,638.00); (iii) the Company is involved in lawsuits filed by municipalities in relation to government incentive programs (i.e., Programs FOMENTAR/PRODUZIR/PROTEGE), which would be represented by one hundred and forty (140) lawsuits amounting to a total estimated contingency of one billion, three hundred and fifty-one million, six hundred and eighty-four thousand, five hundred and seventy-four reais and two centavos (R$1,351,684,574,02), assessed as possible or remote loss in view of the track record of favorable decisions rendered to the Company; (iv) CELG-D is also a defendant in thirty-three (33) lawsuits amounting to a total contingency of three hundred and fifty-five million, nine hundred and sixty-two thousand, seven hundred and seventy-nine reais and twenty-three cents (R$355,962,779.23), which are mostly classified as probable loss due to the unlawful agreement entered into between the State of Goiás, the Company and the Agency of Municipalities of Goiás (Agência Goiana de Municípios – AGM); (v) CELG-D is defendant in twenty-two (22) public class actions in which the quality of the electricity supply service is challenged, which may pose a contingency to the Company of eighteen million, six hundred and sixty-nine thousand and two hundred reais (R$18,669,200.00); (vi) in addition to these lawsuits, there are other lawsuits which may be material to CELG-D, either because of their nature or due to the amounts involved, such as the collection suit filed by Comercializadora Brasileira de Energia Emergencial – CBEE, the contract review lawsuit filed by the municipality of Piracanjuba and the lawsuits related to the real estate property sold to Associação Salgado de Oliveira de Educação e Cultura (ASOEC); and (vii) there are lawsuits that seem material due to their subject matter and/or value, which appear in the clearance certificates referred to in Section XVI of the Report but were not included in the reports and spreadsheets provided to us by CELG-D. For further information on this topic, please refer to Section VIII - Civil Litigation of the Report.

13.	Tax.

Summary of the identified tax contingencies[2]
#	Nature of the contingency	Value (R$)
1	Administrative and judicial proceedings	R$715,973,266.98[3]
2	Balance of confessed debts in installments	R$51,251,422.89
3	Compensated debts / which extinction has not been proven	R$15,012,299.32
Total Value		R$782,236,989.19

14. Outsourcing. We were informed that CELG-D hires one thousand, four hundred and seventy (1,470) electricians by means of outsourced companies,

2

We did not include in this Executive Summary the contingencies classified by the Company as tax contingencies that were, in fact, civil contingencies. Therefore, the amounts presented in this summary differ from the amounts informed in the general summary of contingencies - which was based on the classification given by the Company.

3	Of which we assess an amount of R$334,160,813.75 as possible/remote loss.

besides another three thousand, four hundred and thirty (3,430) outsourced employees, amounting to four thousand and nine hundred (4,900) outsourced workers providing services for CELG D. We were also informed that, in addition to these electricians, there are other employees that are outsourced, even though we have not received information regarding the total number of these professionals. The Labor Prosecutor of the 18th Region filed a public class action (No. 0033700-17.2009.5.18.0004) challenging the outsourcing of CELG-D’s core activity/business. The Company was sentenced not to keep workers employed by interposed companies engaged in the core business of the Company and to use only employees approved through public contests. For further information on this topic, please refer to Section X – Labor of the Report.

15. Installment payment program (Parcelamento) - Social Security. We found out that CELG-D includes social security debts in the federal amnesty (Parcelamento Excepcional - PAEX). The value of the remaining balance of this installment payment program as of August, 2015 totaled three million reais (R$3 million). For further information on this topic, please refer to Section XI -Social Security of the Report.

16. Public class actions over administrative misconduct acts. The Company has disclosed three (3) partial copies of public administrative misconduct class actions involving CELG-D. We highlight that such lawsuits involve the accountability of individuals for such acts (i.e., managers/officers of the Company). Therefore, we do not see such risks as applicable to CELG-D, both rather to their managers/officers only. For further information on this topic, please refer to Section XV - Administrative of the Report.

17. FUNAC. Any contingencies arising from facts prior to the completion of sale of controlling shares of CELG-D to Eletrobrás must be secured by the Contribution Fund of CELG-Distribuição S.A. - FUNAC. Nonetheless, there are risks related to FUNAC. FUNAC was created by a state law that can, on any time, be revoked or amended without the interference of CELG-D and/or its shareholders. Moreover, the maintenance of FUNAC may rely on the budget availability of the State of Goiás, which is also beyond the control/reach of CELG-D and/or its shareholders. Also, we identified gaps in FUNAC’s regulation that can impair its operation. For further information on the matter, please refer to Section XVIII – FUNAC of the Report.

18. Concession Agreement. The effective period of the concession agreement of CELG-D has expired on July 07, 2015, therefore, the continuity of performance of activities by the Company will rely on the extension of concession. The extension process has not been completed yet and also relies on ANEEL’s and MME’s resolution, which is still pending. Moreover, the extension of electric power concession agreements is being discussed at the court, which can impact CELG-D’s concession, depending on the final court ruling to be handed down. For further information on the matter, please refer to Section XIV –Regulatory of the Report.

19. Sharing of Administrative Expenses. The Company is subject to the risk of being penalized for the sharing of administrative expenses with its related parties, in light of the regulatory prohibition of such practice, arising from the need to maintain the individuality of concession. For further information on the matter, please refer to Section XIV – Regulatory of the Report.

20. Intellectual Property. Currently, there might be no “CELG” trademark registered by the Company, which weakens the exclusivity of the term and symbols used and possibility of preventing third parties from using the trademark. However, the term and symbols can be safeguarded by the protection of the corporate name; for this reason, there are no substantial risks related to trademarks. For further information on the matter, please refer to Section XIII – Intellectual Property of the Report.

21. General analysis of materialized contingencies. For ease of reference, we prepared the contingency chart below, which summarizes CELG-D’s exposure to material contingencies in judicial and administrative proceedings, notably with respect to tax, civil, social security and labor areas. We emphasize that the estimates provided in the chart for the qualitative chance of loss of most of the lawsuits analyzed by our team – per the sampling analysis addressed in the Report –, generally matched the estimates provided by the Company's advisors.

Area[i]	No. of cases[ii] Company[iii]	No. of cases[ii] PNA	A – Amount involved (R$) Company[iv]	A – Amount involved (R$) PNA	B – Provisions[v vi] (R$)	C – Judicial Deposits[vii] (R$)	A – (B+C) Total Exposure[viii] (R$)
Tax and Social Security	94	8[ix]	*Probable Loss* 13,658,000.00 *Possible Loss* 737,925,000.00 *Remote Loss* 102,533,750.24	*Probable Loss* 8,399,004.06 *Possible / Remote Loss* 334,160,813.75 *Remote Loss* 2,667,101.62	13,658,000.00	17,040,000.00	*Probable Loss* 0,00 *Possible or Remote Loss* 823,418,750.24
Labor	2545	16	*Probable Loss* 76,964,000.00 *Possible Loss* 109,422,000.00 *Remote Loss* 3,318,784.70	*Probable Loss* 11,063,997.58 *Possible Loss* 9,388,677.25 *Remote Loss* -	80,554,000.00	27,098,000.00	*Probable Loss* 0.00 *Possible or Remote Loss* 82,052,784.70
Civil and Procon (consumer)	4942	212[x]	*Probable Loss* 424,497,000.00 *Possible Loss* 1,212,833,000.00 *Remote Loss* 142,863,240.04	*Probable Loss* 362,909,599.65 *Possible / Remote Loss* 1,406,330,811.34 *Remote Loss* -	432,617,000.00	35,602,000.00	*Probable Loss* 0.00 *Possible or Remote Loss* 1,311,974,240.04
Regulatory	6	6[xi]	*Probable Loss* 13,574,000.00	*Probable Loss* 12,987,272.13 *Possible Loss* 10,870.66	13,574,000.00	-	0.00
TOTAL	**7587**	**242**	*Probable Loss* **528.693.000.00** *Possible Loss* **2,060,180,000.00** *Remote Loss* **248.715.774,98**	*Probable Loss* **395.359.873.42** *Possible Loss* **9.399.547.91** *Possible/Remote Loss* **1.740.491.625.09** *Remote Loss* **2.667.101,62**	**540.403.000.00**	**79.740.000.00**	*Probable Loss* **0.00** *Possible or Remote Loss* **2.217.445.774.98**

Explanatory Notes

i.

The allocation of cases among the different areas provided in this chart ("Area" column) follows the respective classification informed by the Company. Please note, however, that, as indicated in the Civil and Tax Sections of the Report, the Company classified some civil lawsuits as tax lawsuits.

ii.

We were not informed by the Company of the existence of lawsuits which triggering events/facts were subsequent to January 27, 2015 (i.e., the cut-off date for FUNAC according to Section XVII of the Report). As for the lawsuits disclosed, we did not identify those which triggering events/facts were subsequent to such date.

iii.

Total number of cases reported in the Company's Interim Financial Information as of June 30, 2015 ("Number of cases", "Company" columns) and confirmed by the Company's legal department. Please note that we were not able to confirm these numbers in reports/worksheets made available in the data room, as such documents had several discrepancies/inconsistencies. The columns "Company" and "PNA" refer, respectively, to the number of cases reported by the Company and the number of cases reviewed by Pinheiro Neto Advogados in the course of the legal due diligence covered in the Report.

iv.

When referring to lawsuits of which the loss estimate is either is probable or possible, the involved amount indicated in this column (column "Amount involved", "Company") and the corresponding loss classification are reported in the Company's Interim Financial Information as of June 30, 2015 and were confirmed by the Company's legal department. The amounts related to lawsuits for which the loss estimation is remote were informed by the Company, but not included in the Company's Interim Financial Information as of June 30, 2015. Please note that we were not able to confirm these numbers in reports/charts made available in the data room, since such documents had several discrepancies/inconsistencies.

v.

We were informed by the Company that the only amounts related to lawsuits in which the loss estimate is probable are provisioned by the Company. Values indicated in this column ("Provisions") were identified in note 25 to the Company's Interim Financial Information as of June 30, 2015, and were confirmed by the Company's legal department.

vi.

According to the note 12 (a) of the Company's Interim Financial Information as of June 30, 2015: "whenever there is a registration of provision for judicial claims, the Company registers (...) the same value in ‘assets’ in item ‘others - Goiás – FUNAC’ (...) ". See Section XVIII of the Report for further information about FUNAC, including related risks.

vii.

Judicial deposits disclosed in note 11 to the Company’s Interim Financial Information as of June 30, 2015. Please note that these values differ from the values informed by the Company's legal department in the documents made available in the data room.

viii.

Please note that all lawsuits estimated as probable losses would, in theory, be provisioned by the Company, as indicated in the preceding notes. Thus, the total exposure (column "Total Exposure") would only refer to lawsuits which loss estimates are either possible or remote. In this regard, please refer to the notes in this chart related to provisions.

ix.

Please note that most of the copies of lawsuits made available regarding the tax area either had a civil nature or a value below the R$5,000,000.00 threshold. Moreover, despite having analyzed three different lawsuits, they were all related to the same case (please see Section IX - Tax for more information).

x.

In addition to the specific cases examined, according to Section VIII - Civil Litigation, the 212 cases total encompasses: (a) 173 lawsuits filed by municipalities of Goiás against CELG-D, which according to the Company involve identical legal thesis, out of which we analyzed 27 cases by sampling; and (b) 34 public class actions that, according to the Company, also involve similar discussions, out of which we analyzed 9 cases by sampling. Additionally, please note that the Company classifies some of the lawsuits filed by municipalities as tax ones (even though they classify identical lawsuits as civil) - for this reason, some of these lawsuits would be indicated and provisioned in the tax area (as opposed to the civil area).
xi.

Although the total number of cases analyzed is identical to the number of cases appointed by the Company, we were unable to confirm whether the lawsuits reviewed correspond to the 6 indicated cases, as in the Company’s Interim Financial Statements as of June 30, 2015 there is no information regarding the lawsuits (only of the amount involved and loss estimates).

Appendix 19

Annex 21 of CVM Instruction 481 of December 17, 2009

1 – List the appraisers recommended by the management

International Finance Corporation (“IFC”). IFC signed an agreement with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (National Bank for Economic and Social Development) for the provision of specialized services for structuring the privatization of CELG Distribuição S.A. through the sale of its controlling interest, including the fixing of a minimum share price to be used in the privatization process, evaluation and presentation of the stock composition of scenarios to be sold, considering the characteristics of the Brazilian electricity sector, the specific legal norms and rules and applicable regulatory conditions.

2- Describe the qualification of the recommended appraisers

The International Finance Corporation (IFC), a member of the World Bank Group, is the largest global development institution focused on the private sector in developing countries. Founded in 1956, IFC is presented as an investor and advisor committed to promoting economically beneficial, financially and commercially sound, and environmentally and socially sustainable projects in over 100 developing countries where it operates.

The following are examples of experience in the electricity sector of the institution:

Project	Country	Service
Privatization of Power Plants	Albania	Advisory to the Ministry of Economy, Exchanges and Energy for the privatization of four hydroelectric plants with combined capacity of 76.7 MWh.
KEDS	Kosovo	Advisory to the privatization of Kosovo Electricity Distribution and Supply, transaction that should improve access to energy for 1.8 million inhabitants.
Power System Solar de Gujar	India

Advisory to the Gujarat government to introduce a public-private partnership to generate solar energy, which is expected to benefit over 10,000 inhabitants. Currently IFC is advising 5 more cities of this state in the replication of the project in Gujarat.

Central Java IPP	Indonesia

Advisory concession the state-owned company PT PerusahaanListrik Negara for the construction and operation of a new plant with a capacity of 2,000 MWh and transmission units, benefiting a population of 7.5 million inhabitants and mobilizing $ 3.5 billion in private investment.

LEC	Liberia	Assisted 5 year contract bidding for management LiberiaElectricity Corporation.
Olongapo Distribution	Philippines

Advisory to the city of Olongapo for structuring and implementation of a more efficient system and sustainable energy distribution through private participation, reducing technical losses and benefiting 200,000 inhabitants.

200,000 inhabitants.
Ashta Hydroelectric	Albania

Advisory to the structuring and implementation of the first large hydroelectric power plant in Albania, with 53 MW of capacity, through a PPP contract for a period of 30 years, benefiting 170,000 inhabitants.

Rural Electrification	Philippines	Assistance to the introduction of private participation in 14 plants of small power generation located in remote areas of the Philippines.
SONEL	Cameroon	Advisory in the privatization of SociétéNationale d'Electricite and the concession contract for the 20-year period for generation, transmission and distribution of electricity in the country.
IRHE	Panama

Advisory to the Government of Panama for the restructuring and privatization of generation and distribution companies of the Instituto de Recusos Hidraulicos y de Electrificacion, reducing tariffs by 10% and mobilizing 600 million dollars.

.

COELCE	Brazil	Assistance to the Government of the State of Ceará for the privatization of Companhia Enérgica do Ceará.
SEEG	Gabon	Advisory to the Government of Gabon for privatization Societe D'Energieet D'EauduGabon.
Electrolima	Peru

Assisted breakdown of Electrolima into one generation company and two distribution companies and subsequent privatization of the companies created, increasing productivity and efficiency and reducing technical losses.

3  –  Provide a copy of the work proposal and remuneration of the recommended appraisers

This item is not applicable, given that the sale of the shareholding of Eletrobras in CELG D is subject to the Law 9,491 / 95 – Programa Nacional de Desestatização (National Privatization Program) and therefore Eletrobras has no responsibility for the proposed work or remuneration of consultants.

In this process, Banco Nacional de Desenvolvimento Econômico e Social – BNDES was in charge of these tasks, as determined by the Decree 8449/2015.

The International Finance Corporation was contracted by BNDES for the provision of specialized structuring of CELG D privatization services, through the sale of its controlling interest, including the fixing of the minimum price of the shares to be used in the privatization process, evaluation and Presentation stock up scenarios to be sold, considering the characteristics of the Brazilian electricity sector, the specific legal norms and rules and applicable regulatory conditions.

The total compensation payable to the International Finance Corporation is up to R$ 10,600,000.00.

2

4 – Describe any relevant relationship in the past three (3) years between the recommended appraisers and parties related to the company, as defined by accounting rules that deal with this subject

Not applicable.

Rio de Janeiro, November 26, 2015.

Wagner Bittencourt de Oliveira

Chairman of the Board of Directors

3

(CELG D letterhead)

Article 8 – CVM INSTRUCTION 481 of December 17, 2009

I – Name and qualification of the related interested parties;

The Federal Union, controlling shareholder of Eletrobras.

II – Nature of relationship of the related stakeholder with the Company;

The Federal Union is the controlling shareholder of Eletrobras, as well as figuring as Grantor of the concessions for power distribution, whose extension will be object of deliberation by 164th General Extraordinary Meeting. The Union, through the Ministry of Mines and Energy, in conjunction with the National Electric Energy Agency, are responsible for the edition of the standards which relate to the extension of the concession for the provision of public service distribution of electrical energy held by Brazilian Distribution Companies, including Celg Distribuição S.A ("Celg D'), currently controlled by Eletrobras.

III – Number of shares and other securities issued by the Company that are owned by the related stakeholder, direct or indirectly;

·         Data of the share capital of Celg D:

Department of Investor Relations – DFR

Division of Market Assistance – DFRM

Share Capital of Eletrobras

Key:

Acionistas = Shareholders

Posição acionária em 30/09/15 = Shareholder position on 09/30/15

Quant. Ações = Number of Shares

Valor (R$) = Amount (R$)

Direta = Direct

Indireta = Indirect

IV – Eventual existing balances, payable and receivable, between the parties involved;

(a) Existing balances between the Federal Union and Celg D

Values to be paid by the Federal Union in favor of Celg D: If the extension for the concession of distribution does not occur, the Distribution Company will be entitled to indemnification. According to the Financial Statements of CELG D related to September 30, 2015, there was an accounting record, under the heading of financial and intangible asset in service and in course, to the sum of R$ 1,981.6 million. These values correspond to the tranche of investments not amortized and not depreciated made by Celg D over the period of the concession on September 30, 2015.

(a) Existing balances between Eletrobras and Celg D

	09/30/2015
	Assets	Liabilities
Financing and Loans	74,885	-
Uncovered liability of invested companies	-	340,470

Values to be paid by Celg D in favor of Eletrobras: Celg D has loans, related to debts with Itaipú, whose management is of Eletrobras, its controlled company, as well as sector charges, to the value of R$ 47,533 thousand million on September 30, 2015, whose management also belongs to Eletrobras.

09/30/2015
Liabilities
Loans and financing
Current assets	9,341
Non-Current Assets	38,192
ECF 3003/2012 Itaipu	24,620
PROINFA	179,635
251,788

V – Detailed description of the nature and extension of the interest in question;

Decree number 8.461, of June 02, 2015, which regulated the extension of the concessions for power distribution, for 30 (thirty) years, established that the following criteria should be observed: (i) Effectiveness of the quality of service, to be ascertained by means of the indicators, Equivalent Duration of Disruption of Internal Origin per Consumer Unit ("DECi") and Equivalent Frequency of Disruption of Internal Origin per Consumer Unit ("FECi"); (ii) Economic-financial efficiency, to be ascertained by means of the EBITDA and the level of debt, which means the ability of the concessionaire to honor its economic-financial commitments in a sustainable manner; (iii) Operational and economic rationality and (iv); Reasonable tariff.

The draft of the additive term to the concession agreement of public service distribution of Electrical Energy, establishing the rights and obligations of Distribution Companies that opt for the extension of the concession, is a term of adhesion applicable to all Brazilian Distribution Companies. The above mentioned contractual instrument was approved by ANEEL through Dispatch number 3.540, of October 20, 2015.

For the Union, in the quality of the Grantor, it is important to establish a contractual instrument disciplining the rules for the continuity of the public service of power distribution in the area covered by the Concession, as well as allowing the improvement of the quality level of the service, the reasonable tariff, and the economic-financial sustainability.

If the extension for the concession is not approved, Celg D will be liquidated and the Federal Union will have to intervene or appoint a company to operate the concession until a new bid occurs. Additionally, in this case an indemnity of approximately R$ 1.981,6 million (30 September 2015) would be due to Celg D, by the Federal Union, as indicated in item IV(a) above, and, on the other hand, there will be the costs of liquidation as described in the Administration Proposal.

 The other relevant points of the operation are described in the Administration Proposal and in its other annexes.

VI – Recommendation by administration on the proposal, highlighting the advantages and disadvantages of the operation for the company;

The advantages and risks of the operation are described in the Administration Proposal, to which we remit in full, addition to the following:

(a) benefits if the extension of the Concession is approved

·       According to the Technical Note drawn up by CELG D, the targets of quality and of economic-financial sustainability are feasible for CELG D, indicating that the scenario of extension of the concession is feasible;

·       The continuity of the concession, and therefore, the Distribution Company, enables the use of accumulated tax losses, which can be a relevant asset in a scenario of improvement in operating results of Distribution Companies or in the case of a disposal of the shares of the above mentioned Distribution Company, which will be deliberated in the 164th EGM of Eletrobras

·       The Distribution Company's market has a trend of growth;

·       If the Distribution Company does not attain the targets indicated by ANEEL for the extension of the concession, observing the penalties provisioned, they shall be entitled to indemnification of assets tied to the concession and other assets achievable of short and long term, which means that the scenario of liquidation/discontinuity of the Distribution Company may always be revisited, while the scenario for an extension of the concession can only be verified at the moment, being, therefore, a final decision;

·       The Distribution Company has a high debt and litigation, so the indemnification of assets tied to the concession and receipt of the other assets achievable in the short and long terms is less than the total debt of the company (negative net equity).  With the loss of the concession, which constitutes the main and relevant activity of the Distribution Company, its liquidation would be inevitable. In the event of liquidation of the Distribution Company, there may be a need for capital inflows by Eletrobras, as the controlling shareholder, for compliance with all the obligations of the Distribution Company, in particular as regards the obligations into which Eletrobras figures as guarantor. The costs for the shutdown of the current framework of staff and termination of contracts with third party services, materials and others may lead to an additional burden of difficult measurement. Thus, the extension of the concession may be an alternative so that Eletrobras can avoid the liquidation of the Distribution Company and loss of the entire value invested by it, creating a scenario for the disposal of the shares of the Distribution Company, according to the Strategic Planning of Eletrobras cycle 2015-20130;

·       The extension of the concession is a basic condition for a possible future decision about the disposals of the shares of the Distribution Company, considering that it is included in the National Privatization Program (hereinafter called "the PND");

·       The net present value (NPV) of the projected cash flow, minimum price established by the evaluators for the process of disposal of the shares of CELG D is positive, while the currently estimated cost of liquidation is negative (negative PL)

·       the expectation of extending the debt service and of conversion of the debit balance of Itaipu from dollar to real, based on the dollar of 01.02.2015, by virtue of Law 13.182/20151, of November 03, 2015, will improve the conditions of the debt of Celg D and assist in the fulfillment of the targets of economic-financial sustainability, whereby the renegotiation is conditioned to the approval of ANEEL;

·       the disposal of the shares in the scenario of extension of the concessions should enable gains for shareholders, while the liquidation of the company should result in financial loss; and

·       the market research carried out by the consultants contracted for the process of disposal of the shares indicates that there are companies interested in the acquisition of the shares of CELG D, reducing, but not eliminating, the scenario of frustration of the disposal of the shares.

 (b) Risks if the extension of the Concession is approved

·       The budget unavailability of resources by Eletrobras and difficulty of Eletrobras, as controller of the Distribution Company, obtain the necessary resources to perform the capital increases stated in item 1.3 of the Administration Proposal;

·       Possibility of inflows of capital being higher than those indicated in item 1.3 of the Administration Proposal, in the case of frustration on increasing the cash generation of the Distribution Company or in case not achieving the premises considered in this Administration Proposal and in the attached technical notes;

·       Possibility of Eletrobras requiring a capital increase to cover its obligation of capitalization of the Distribution Company;

·       The possibility of an increase in debt of Eletrobras to cover its obligation of capitalization of the Distribution Company;

·       Expiry and extinction of the concession of the Distribution Company in case of non-fulfillment with the obligations provisioned in the Additive Term;

·       The application of the penalties2 provided for in the Additive Term;

·       Restrictions of the Distribution Company for payment of dividends/JCP and acceptance of restrictive regimen of contracts with related parties;

·       Difficulty in the management of the cash flow of the Distribution Company and risk of delinquency with sector commitments, which can lead to consequences like the impossibility of applying the new tariff adjustments and the restriction to receiving credits that are due resulting from the resources of the Economic Development Account - CDE;

·       Inflow of resources in the Distribution Company may restrict the other investments of Eletrobras in generation and transmission;

·       It is not possible to ensure that the financial projections shall be carried out effectively as expected by the administration of Eletrobras, since the premises adopted may not come into fruition because of exogenous cyclical and operational factors, resulting, in this way, in variations in the financial analyses of the Distribution Company.

1 Law 13.182/2015 - Art. 11.  Law no 9.491, of September 9, 1997, shall be effective with the following amendments: "Art. 6 .....

§ 10.  The National Electric Energy Agency - ANEEL is authorized to agree with the renegotiation, which will generate potential benefits for the public service distribution of electrical energy of sector debts in foreign currency, of the companies included in the National Privatization Program - PND, to be converted into national currency, with monthly remuneration by the variation of the Special System of Liquidation and Custody - SELIC rate and maximum period of one hundred and twenty months considering grace periods and depreciation.

§ 11.  The first working day of the year in which the company is included in the PND will be considered as the base date of the renegotiation provisioned in §10"

2 Clause Ten - Sub-clause One - The DISTRIBUTION COMPANY will be subject to a penalty fine, applied by ANEEL in accordance with the specific resolution, at maximum value, per infringement incurred, of 2% (two percent) of the amount of the billing of the concessionaire of the last 12 (twelve) months preceding the writ of infraction notices, in accordance with item X of article 3 of Law no. 9.427/1995.

·       If there is a decision for the extension of CELG D related to the sale of its controlling stake by Eletrobras, the following risks are involved:

✓  Frustration with the disposal of shares or no Auction held for the sale of the controlling stake of CELG D, due to various factors, notably because of some judicial, political, economic-financial, regulatory, accounting, governmental or administrative  impediment;

✓  Absence of investors / companies interested in the purchase;

✓  Need for approval by ANEEL of the renegotiation of the debt of CELG D with Itaipu Binacional, by the dollar rate of January 2, 2015, and restated by the Selic rate, as provisioned in Law 13.182/20153;

✓  Little rivalry in the auction because of the current economic situation of the country; and

✓  Amendment of the minimum conditions for disposal by the TCU.

VII – If the matter submitted to the approval of the meeting is a contract subject to rules of art. 245 of Law no. 6.404, of 1976:

a) detailed statement, prepared by the administrators, that the contract observes commutative conditions, or predicts adequate compensatory payment;

Despite the fact that it is a transaction between Related Parties, the draft of the additive term to the concession agreement of public service distribution of Electrical Energy, which instituted the rights and duties of the Distribution Companies that opt for the extension of the concession, is a term of adhesion applicable to all the Brazilian Distribution Companies. The above mentioned contractual instrument was approved by ANEEL through Dispatch Number 3.540, of October 20, 2015, as well as subjected to the scrutiny of the Tribunal de Contas da União (Court of Audit of the Union).

Clause Six of the draft of the Additive Term addresses the issue of tariffs applicable in the provision of the service. It is worth noting that sub-clause one, in which the Distribution Company recognizes that the tariffs in force are sufficient to the adequate provision of the service and to the maintenance of the economic-financial balance of the agreement2.

The revenue of Celg D will continue being divided in two tranches: Tranche A and Tranche B3. The tariffs in force will be readjusted with annual periodicity, except in the years in which the ordinary tariff review occurs4. The tariff reviews will be performed every 5 (five) years.5

3 Law 13.182/2015 - Art. 11.  Law no. 9.491, of September 9, 1997, shall be effective with the following amendments: "Art. 6 (...)

§ 10.  The National Electric Energy Agency - ANEEL is authorized to agree with the renegotiation, that will generate potential benefits to the public service distribution of electrical energy, of sector debts in foreign currency, of the companies included in the National Privatization Program - PND, to be converted into national currency, with monthly remuneration by the variation of the Special System of Liquidation and Custody - SELIC rate and maximum period of one hundred and twenty months considering grace periods and depreciation.

§ 11.  The first working day of the year in which the company was included in the PND will be considered as the base date of the renegotiation".

2 CLAUSE SIX – TARIFFS APPLICABLE FOR THE PROVISION OF THE SERVICE

Sub-clause One – The DISTRIBUTION COMPANY recognizes that the rates in force on the date of signature of this Additive Term, together with the rules for Tariff Repositioning are sufficient for the adequate provision of the service and the maintenance of the economic-financial balance of this Agreement.

3 Sub-clause Two -The Tariff Repositioning consists in the decomposition of the "Required Revenue" in the tariffs to be charged to users, and comprises the following mechanisms provisioned in this clause: tariff readjustment, ordinary tariff review and extraordinary tariff review.

Sub-clause Three – For purposes of tariff repositioning, the Required Revenue shall not include taxes levied on the PIS/Pasep (Social Integration Program - Program of Civil Service Asset Formation) rates, COFINS (Contribution for the Financing of Social Security) and ICMS (Tax on Operations concerning the Circulation of Goods), and will be composed by two tranches:

Tranche A: share of income corresponding to the following items: i. Sector Charges; ii. Power purchased; iii. Cost of Connection and Use of the Premises of Transmission and/or Distribution of Electrical Energy"; and iv. Irrecoverable Revenue.

Tranche B: share of income associated with capital and operating costs, including depreciation expenses, of the segment of power distribution.

4 Sub-clause Four – the tariff readjustment of ordinary mode will occur with annual periodicity, from 10/22/2016, except in the years in which the ordinary tariff review occurs, according to the timetable defined in Sub-clause Thirteen of this Clause.

5 Sub-clause Thirteen – The ordinary tariff reviews shall be subject to the following schedule: the first review will take place on 10/22/2017 and the subsequent will be performed every 5 (five) years from this date.

b) analysis of the terms and conditions of the contract in light of the terms and conditions prevailing in the market.

The extension of the concession, if approved, will be in line with the same terms and conditions offered for all power Distribution Companies in Brazil, public and private, in the same situation, highlighting that the contractual conditions were the object of the public hearing and widely discussed with the market.

Distribuição Acre

Article 8 – INSTRUCTION CVM 481, of December 17, 2009

I – Name and qualification of the interested party related

Federal Union, Eletrobras shareholder controller.

II – Nature of the relation between the interested party and the company

The Federal Union is the controller shareholder of Eletrobras, as well as the Granting Power for the concessions for distribution of electric energy, whose extension is object of deliberation by the 164th Extraordinary General Assembly. The Union, through the Ministry of Mines and Energy, together with the National Electric Energy Agency, are responsible for publishing the rules dealing with the extension of concession for the delivery of public services in distribution of electric energy detained by the Brazilian Distribution Companies, including among these Companhia de Eletricidade do Acre  - Eletroacre (Eletrobras Distribuição Acre), currently controlled by Eletrobras.

III – Number of shares and other securities issued by the company owned by the interested party, directly or indirectly:

·         Data on the company capital of the Distribution Company

	30/09/2015
Acionistas	Quantidade de ações	%	Valor
Centrais Eletricas Brasileiras-ELETROBRÁS	104.706.713.291	96,7076	448.497
Próspero Serviços LTDA.	2.414.789.260	2,2303	18.487
Cia.Indústria H.C.Schineider	341.270.106	0,3152	2.613
Coop.Eletrificacao Rural Mal.C.Rondon	253.482.139	0,2341	1.941
Atrium Participacões Ltda	333.430.888	0,3080	2.553
Outros Acionistas	221.730.839	0,2048	1.698
	108.271.416.523	100	475.789

·         Data on the company capital of Centrais Elétricas Brasileiras S/A. – Eletrobras

1

Distribuição Acre

IV – Eventual existing balances, payable or receivable, among the parties involved

(a) Existing balances between the Federal Union and Eletrobras Distribuição Acre

Amounts payable by the Federal Union to Eletrobras Distribuição Acre: In the event that the extension of the distribution concessions does not take place, the Distribution Company will be entitled to indemnity. As shown by the Financial Statements of Amazonas Distribuidora de Energia S/A for September 30, 2015, there was an accounting entry, in accounts financial asset for the amount of R$ 340,026 thousand and intangible in-service and underway, for the amount of R$ 29,563 thousand, for a total of R$ 369,589 thousand. These amounts correspond to the installment of non-amortized and non-depreciated investments performed by Eletrobras Distribuição Acre over the course of the concession period.

(b) Existing balances between Eletrobras and Eletrobras Distribuição Acre

Amounts payable by Eletrobras Distribuição Acre to Eletrobras: Eletrobras Distribuição Acre has loans and financing for the amount of R$ 273,746 thousand on September 30, 2015.

V – Detailed description of the nature and extent of the interest in case in point

Decree no. 8,461, of June 2, 2015, that regulated the extension of electric energy distribution concessions for 30 (thirty) years, established that the following criteria: (i) Efficiency in service quality, to be raised by way of the indicators for Equivalent Duration of Interruption of Internal Origin per Consumer Unit (Duração Equivalente de Interrupção de Origem Interna por Unidade Consumidora - "DECi") and Equivalent Frequency of Interruption of Internal Origin per Consumer Unit (Frequência Equivalente de Interrupção de Origem Interna por Unidade Consumidora - “FECi"); (ii) Economic-financial efficiency to be calculated using EBITDA and the level of indebtedness, which means of the utility services capacity to sustainably honor its economic-financial commitments; (iii) Operational and economic rationale ; and (iv) Tariff affordability.

The draft of the additive term to the concession contract for the public service of distribution of electric energy that establishes the rights and obligations of Distribution Companies to opt for the extension of the concession term, is a term of adhesion applicable to all Brazilian Distribution companies. The above-mentioned contract instrument was approved by ANEEL through Dispatch no. 3540, of October 20, 2015.

For the union, as the Granting Power, it is important to establish a contract instrument to discipline the rules for the continuity of the public service of distribution of energy in the area of scope of the Concession, as well as enabling improvements to the level of quality of service, tariff affordability and economic-financial sustainability.

In case the extension of concession term is not approved, Eletrobras Distribuição Acre will be liquidated and the Federal Union will have to intervene or appoint a company to operate the concession until a new tender process can be undertaken. Additionally, in this case Eletrobras Distribuição Acre would be owed by the Federal Union indemnity for the approximate amount of R$ 369,589 thousand (on September 30, 2015), as indicated in item IV(a) above, and, on the other hand, costs inherent to the liquidation will be incurred as described in the Management Proposal.

The other relevant points of the operation are described in the Management Proposal and its other Annexes.

2

Distribuição Acre

VI – Recommendation by the management for the proposal, highlighting advantages and disadvantages of the operation for the company

The advantages and risks of the operations are described in the Management Proposal, to which we refer in full, addition to the following:

(a) Benefits should the extension of the Concession term be approved

·       As per the technical note prepared by Eletrobras Distribuição Acre the targets in quality and economic-financial sustainability are achievable for Eletrobras Distribuição Acre, indicating that the scenario for the extension of the concession term is feasible;

·       The operational continuity of Eletrobras Distribuição Acre enables deployment of the tax losses accumulated in the event of the retake of the generation of profits, which may result in an increase in the enterprise value and in the price of its shares, which can be a relevant asset in a scenario of improvement of the operational results for the Distribution Company or in future decisions about the lien of shares of said Distribution Company;

·       The consumer market covered by the area of scope of the concession displays growth rates compatible with the national average;

·       Should the Distribution Company not achieve the targets set by ANEEL as required for the extension of the concession term, addressing the penalties foreseen, the company will be entitled to indemnity for the assets linked to the concession and other realizable assets in the short and long terms, which means that the liquidation/discontinuity scenario for the Distribution company can always be revisited, while the scenario for the extension of concession term can only be verified at this point in time and, therefore, must be a definitive solution;

·       The Distribution Company has high levels of indebtedness and contentious, so that the indemnity for the assets linked to the concession and collection of the other assets reliable in the short and long terms is inferior to the company’s total indebtedness (negative net equity).  With the loss of the concession, comprising the main and relevant activity for the Distribution Company, it is liquidation would be inevitable. In the event of liquidation of the Distribution Company, there may be a need for input of capital by Eletrobras, as the controller shareholder, in order to meet all the Distribution Company’s obligations, in particular in so far as concerns the obligations in which Eletrobras is the guarantor. Cost for the dismissal of the current staff and rescission of contracts with third party service providers, materials and others may result in additional and difficult to measure onus. So, the extension of the concession term can be an alternative for Eletrobras to avoid having to liquidate the Distribution Company and lose all the investments made in it, establishing a scenario to study the eventual lien of the Distribution Company’s shares, according to the Eletrobras Strategy Plan cycle 2015-2030;

·       The extension of the concession term is a basic condition for the eventual future decision about the lien of the Distribution Company’s shares, considering that it is included in the National Program for Reduction of State Owned Services (Programa Nacional de Desestatização - henceforth herein “PND”);

·         So, with no impairment of the reservations made in terms of the amounts involved in the extension of the concession and the risks involved, as described in this Annex and in the Management Proposal, the extension of the concession term, based on the convenience for shareholders, maybe a strategic decision to recover the amounts invested by Eletrobras.

3

Distribuição Acre

(b) Risk should the extension of the Concession term be approved

·       As established in Sub-clause One1 of Clause Ten (Penalties) for noncompliance with legal, regulatory and contractual dispositions with respect to the service and facilities of electric energy, Eletrobras Distribuição Acre will be liable to penalties of up to 2% of the total invoicing per violation incurred;

·       unavailability of funds in the Eletrobras budget and difficulties for Eletrobras, as controller of the Distribution Company, to raise the necessary funds to perform the capital increases mentioned in item 1.3 of the Management Proposal;

·       possibility for the inputs of capital being higher than those set out in item 1.3 of the Management Proposal, in the event of failure in increasing cash generation by the Distribution Company or in the hypothesis of not realizing any of the assumptions considered in this Management Proposal and the technical notes attached;

·       possibility for Eletrobras to require a call for capital in order to meet its obligation to provide for capitalizing the Distribution Company;

·       Possibility for increase in the level of indebtedness of Eletrobras in order to meet its obligation to provide for capitalizing the Distribution Company;

·       Expiry an extinction of the concession for the Distribution Company in the hypothesis of noncompliance of the obligations established in the Additive Term;

·       application of the penalties established in the Additive Term;

·       Restriction for the Distribution Company for the payment of dividends/JCP and acceptance of the restrictive regime in contracts with related parties;

·       Difficulty in managing the Distribution Company’s cash flow and the risk of delinquency with sector commitments, which may lead to consequences such as the impossibility in applying new tariff readjustments and restriction to the reception of credits to which they are entitled stemming from the Economic Development Account (Conta de Desenvolvimento Econômico – CDE);

·       Input of funds to the Distribution Company may restricted Eletrobras’s other investments in generation and transmission; and

·       It is not possible to guarantee that the financial projections will be effectively realized as per the expectation of the administration of Eletrobras, given that the assumptions adopted may not come real due to exogenous situational and operational factors, in this way resulting in relevant variations in the Distribution Companies financial analyses.

VII – if the matter submitted for approval by the assembly is a contract subject to the rules of art.245 of Law no. 6,404, 1976

a) Detailed demonstration prepared by management that the contract addresses commutative conditions or foresees adequate compensation payments

Despite being a transaction between Related Parties, the draft of the additive term to the contract of concession for the public service of distribution of electric energy, that establishes the rights and obligations of Distribution Companies opting to extend the concession term, is a joining term applicable to all Brazilian Distribution Companies. Said contract was approved by ANEEL in its Dispatch no. 3540, of October 20, 2015, as well as subject to the critical analysis of the Union Audits Court (Tribunal de Contas da União – TCU).

Clause Six of the draft of the Additive Term deals with the issue of tariffs applicable to the delivery of services. Sub-clause One, in which the Distribution Company recognizes that the current tariffs are sufficient for the adequate delivery of the services and the preservation of the contract economic-financial balance is emphasized2.

1 CLAUSE TEN – Sub-clause One – The DISTRIBUTION COMPANY will be liable to a fine penalty, applied by ANEEL in accordance with specific resolution for a maximum amount, per violation incurred, of 2% (two per cent) of the amount invoice by the utility service in the last 12 (twelve) months prior to the establishment of the violation in the terms of inset X of article 3 of Law no. 9,427/1995.

CLAUSE TEN – Sub-clause One – The DISTRIBUTION COMPANY will be liable to a fine penalty, applied by ANEEL in accordance with specific resolution for a maximum amount, per violation incurred, of 2% (two per cent) of the amount invoice by the utility service in the last 12 (twelve) months prior to the establishment of the violation in the terms of inset X of article 3 of Law no. 9,427/1995.

4

Distribuição Acre

Revenue for Eletrobras Distribuição Acre will continue to be divided into parts: Part A and Part B3. Current tariffs will be readjusted annually, except in years in which an ordinary tariff review4 occurs. Tariff reviews are performed at every 5 (five) years.5

b) analysis of the contract terms and conditions from the standpoint of the terms and conditions prevailing on the market

The extension of the Concession term, if approved, will occur in alignment with the same terms and conditions offered to all other distribution companies, public or private, in the same situation, highlighting that this was the object of a public hearing and widely discussed with the market.

2 CLAUSE SIX – TARIFFS APPLICABLE TO THE DELIVERY OF THE SERVICE

Sub-clause One – The DISTRIBUTION COMPANY recognizes that the tariffs current at the moment of signature of this Additive Term, together with the Tariff Reinstatement rules are sufficient for the adequate delivery of the service and the preservation of this Contracts economic-financial balance.

3 Sub-clause Two – Tariff Reinstatement consists in breaking down the "Required Revenue” into tariffs to be charged from users and comprises the following mechanisms established in this clause: tariff readjustment, ordinary tariff review and extraordinary tariff review.

Sub-clause Three – For the purposes of tariff reinstatement, the Required Revenue shall not include duties incurred on the tariffs PIS/PASEP (Programa de Integração Social – Programa de Formação do Patrimônio do Servidor Público), COFINS (Contribuição para o Financiamento da Seguridade Social) and ICMS (Imposto sobre Operações relativas à Circulação de Mercadorias), being comprised of the following two parts:

Part A: part of the revenue corresponding to the following items: i. Sector Charges; ii. Electric Energy Purchased; iii. Cost of Connection and of Use of Transmission and/or Distribution of Electric Energy Facilities”; e iv. Non-recoverable Revenues.

Part B: part of the revenue linked to costs of operation and of capital, including expenses with depreciation, of the electric energy distribution segment.

4 Sub-clause Four – Regular tariff readjustment will take place annually, starting on 15/11/2016, except in those years in which there is a ordinary tariff review, as per the calendar defined in Subclause Three of this Clause.

5 Sub-clause Thirteen - ordinary tariff reviews will follow the following schedule: the first review carried out on 15/11/2017 and the subsequent ones at every 5 (five) years counted from the state.

5

Distribuição Alagoas

CALL Annex 8 - CVM 481

I - Name and qualification of the interested related party

Federal Government, the controlling shareholder of Eletrobras.

II - Nature of relationship of related party concerned with the company

The Federal Government, in addition to being the controlling shareholder of Eletrobras is responsible, through the Ministry of Mines and Energy ( Ministério de Minas e Energia) , for issuing the norms that deal with the extension of the concession for the provision of electric power distribution utilities owned by the Companhia Energética de Alagoras - CEAL ("Companhia Energética de Alagoas - CEAL" and "Concession")1,currently controlled by Eletrobras, and its effects.

III - Number of shares and other securities issued by the company which are owned by an interested related party, directly or indirectly

Thus, on September 30, 2015 the shareholding structure of the Company's share capital was  presented:

Distribuição Alagoas

IV - Any existing balances payable and receivable between the parties involved

(a) existing balances between the Federal Government and the Companhia Energética Alagoas

Amounts payable by the Federal Government in favor of the Companhia Energética de Alagoas: compensation for non occur approval by Eletrobras, the adherence to the conditions laid down by the Ministry of Mines and Energy for the extension of the concession. As financial statements of CEAL related to September 30, 2015 and the nine-month period then ended, there was an accounting record in financial and intangible asset heading in service and ongoing in the amount o$ 652,428 thousand and R$ 61,240 thousand, respectively, these values correspond to the portion of unamortized investments made by Eletrobras Distribuição Alagoas over the concession period. The company also has to receive R$ 120,742 thousand related to Part A (CVA) and other financial items (as 3rd additive Concession Agreement No. 07/2001 signed on 10 December 2014).

(b) existing balances between Eletrobras and Companhia Energética de Alagoas

Amounts payable by Eletrobras in favor of Companhia Energética de Alagoas:

On September 30, 2015 The CEAL owned receivables totaling R$ 29,900 R$ 21.757 million of the grant of low-income and R$ 8.143 million of transfer CDE tariff discounts.

Payables for the CEAL in favor of Eletrobras: The CEAL has a balance payable on September 30, 2015 of R$ 1,106,147 thousand, R$ 1,058,021 thousand in loans and financing and R$ 40.126 million CDE features of the Light for All Program.

V - Detailed description of the nature and extent of the interest in question

For the Federal Government, if approved the accession of the CEAL, the conditions for the extension of the concession, it is important to establish a contractual instrument regulating the rules for the continuity of public service power distribution in the area covered by the concession and allow improving the level of quality of service, lower tariffs, and economic and financial sustainability.

If the extension of the concession is not approved, the CEAL will be liquidated and the federal government will have to intervene or refer a company to operate the concession until there is a new bid. In addition, in this case would be due to CEAL, by the Federal Government a compensation of approximately R$ 834.410 million, as indicated in item IV (a) above.

VI - The Recommendation of Administration of on the proposal, highlighting the advantages and disadvantages of the operation for the company

The advantages and risks of the operations are described in the Management Proposal, to which we refer in full, addition to the following:

(a) Benefits if the extension of Concession is approved

·       As technical note drawn up by the Companhia Energética de Alagoas - CEAL quality targets and economic and financial sustainability are feasible for Companhia Energética de Alagoas - CEAL, indicating that the extension of the concession scenario is feasible;

·       Operational continuity of the Companhia Energética de Alagoas - CEAL allows the use of accumulated tax losses in the event of resumption of the generation of profits, which may result in increasing the company's value and the stock price issue;

Distribuição Alagoas

·       The consumer market covered by the Concession area has growth rates, consistent with national average.

(b) risks if approved the extension of Concession

·       The debt projected by the Companhia Energética de Alagoas - CEAL already considers capital contribution of the shareholders in the amount of R$ 917 million in 2016, as provided in the Plan of the concessionaire. If there is frustration on increasing cash flow, may be needed new capital contributions to meet the reduction targets in the debt level.

·       With the conversion into capital in 2016, the debt of the concessionaire with Eletrobras, as already mentioned previously, the financial situation of the Companhia Energética de Alagoas - CEAL is satisfactory, needing, however, contributions by the year 2018.

·       In addition, as provided in Clause First1 of Section Ten (Penalties) for non-compliance with legal, regulatory and contractual relevant service and electricity facilities, CEAL will be subject to penalties of up to 2% of sales per violation.

·       Finally, as previously stated in other threads, you should be aware of the possibility of the Concession extinction in the case of non-compliance with quality goals and economic and financial sustainability set by ANEEL for two consecutive years or the end of the five year period .

(c) Management Recommendation

In view of the above, the Board recommends that shareholders of the resolution approving the accession conditions for the extension of the concession, believing that the economic and financial viability of CEAL is linked to the continuity of its operations, with the consequent extension of concession.

VII - If the matter submitted for approval by the Assembly is a subject contract to art. 245 of the rules of Law No. 6404, 1976

a) a detailed statement drawn up by the administrators of the contract observe commutative conditions, or provides proper payment

The Section Six of the draft Addendum addresses the issue of tariffs in providing the service. Noteworthy is the first subsection, in which the CEAL recognizes that current rates are sufficient to provide adequate service and maintenance of the economic and financial balance of the contract2.

The CEAL revenue will continue to be divided into two parts: Part A and Part B3.The current fees will be adjusted on an annual basis, except in years in which there is ordinary tariff review4.The tariff review will take place every five (5) years.5

b) analysis of the terms and conditions of the contract to light the terms and conditions prevailing in the market

Distribuição Piauí

The extension of the concession, if approved, will be in line with the same terms and conditions offered to all electricity distributors, public and private, in the same situation, noting that it was in public hearings and thoroughly discussed with the market.

PAULO ROBERTO DOS SANTOS SILVEIRA

CFO

1 Concession Contract No. 007/2001, with valid until July 7, 2015, by which was granted to Companhia Energetica de Alagoas - CEAL the concession for distribution and sale of electricity in virtually the entire territory the State of Alagoas, covering a 27,767 square kilometer concession area

1 Clause - Clause One - The DISTRIBUTOR will be subject to a fine applied by ANEEL according to specific resolution, maximum value, per violation, from 2% (two percent) of the amount of revenue the concessionaire of the last 12 ( twelve) months prior to the drafting of the notice of violation pursuant to section X of Article 3 of Law No. 9,427 / 1995.

2 SECTION SIX - RATES APPLICABLE TO THE PROVISION OF SERVICE

Subclause First - A DISTRIBUTOR recognizes that the prevailing rates at the signing date of this Addendum, together with the rules of repositioning Tariff are sufficient for proper service delivery and the maintenance of economic and financial balance of this Agreement.

3 Clause Second - The Tariff Repositioning is the breakdown of the "Required Revenue" in tariffs to be charged to users, and includes the following mechanisms provided in this clause: tariff adjustment, ordinary tariff revision and extraordinary revision.

Subclause Third - For purposes of tariff adjustment, the Required Revenue not include taxes on the PIS / PASEP rates (Programa de Integração Social – Programa de Formação do Patrimônio do Servidor Público), COFINS (Contribuição para o Financiamento da Seguridade Social) and ICMS (Imposto sobre Operações relativas à Circulação de Mercadorias) , and will consist of two parts:

Part A: part of the revenue corresponding to the following items: i.Sector Charges; ii. Electricity purchased; iii. Connection costs and use of transmission facilities and / or Distribution of Electricity "; and iv.Unrecoverable revenues.

Part B: revenue share associated with operating and capital costs, including depreciation, of the electricity distribution business.

4 Clause Fourth - The tariff increase will occur in the ordinary way on an annual basis, as of 07/08/2017, except in years in which there ordinary tariff revision, as defined in Sub-Clause Thirteenth calendar of this Clause.

5 Clause Thirteen - The common tariff revisions will follow the following schedule: a first review will be carried on 08.07.2017 and subsequent will be held every five (5) years from that date.

Distribuição Piauí

Article 8 – CVM RULE 481 of December 17, 2009

I – Name and qualification of the related party

The Federal Government, controlling shareholder of Eletrobras.

II – The nature of related party relationships with the company

The Federal Government is the controlling shareholder of Eletrobras, acting as the Granting Authority for electricity distribution concessions, whose extension will be subject to approval at the 164th Extraordinary General Meeting. The Federal Government, through the Ministry of Mines and Energy, together with the National Electrical Energy Agency (ANEEL) is responsible for the edition of regulations that deal with the extension of the concession for the provision of public services of electric power distribution owned by the Brazilian Distributors, including the Energy Company of the state of Piaui – CEPISA, currently controlled by Eletrobras.

III – Number of shares and other securities issued by the company which are owned by a related party directly or indirectly

·         Data on the share capital of CEPISA

The shareholder structure of CEPISA’s share capital on September, 30, 2015 was presented as follows:

	Common shares		Preferred shares		Total
	Quant.*	Part. (%)	Quant.*	Part. (%)	Quant.*	Part. (%)
Eletrobras	1,199,757	100.00	56,574	100.00	1,256,331	100.00

*Quantities expressed in thousands of shares

·         Data on the share capital of Eletrobras – Centrais Eletricas Brasileiras

Posição Acionária em 30/09/15 - Shareholding position on 09.30.2015
Quant. Ações - Number of Shares
 Valor (R$) - Value (R$)
Direta - Direct Common Shareholders

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Distribuição Piauí

Article 8 – CVM RULE 481 of December 17, 2009

Indireta - Indirect Common Shareholders

IV – Existing payable and receivable balances between the parties involved

(a) Existing balances between the Federal Government and the Energy Company of the state of Piaui

Amounts payable to the Energy Company of Piaui by the Federal Government: if the extension of Concession for the distribution does not occur, the Distributor will be entitled compensation. According to financial statements of CEPISA related to September 30, 2015 and the nine-month period that ended on that date, there was an accounting record under the caption ‘financial assets and intangible assets’ in service and ongoing, in the amount of R$ 675,194 and R$ 126,199, respectively, these values correspond to the unamortized portion of investments made by the Energy Company of the state of Piaui over the concession period, being R$ 130,135 related to Parcel A (CVA) and other financial items (as the 3rd Addendum of the Concession Contract No. 07/2001 signed on December 10, 2014).

(b) Existing balances between Eletrobras and the Energy Company of the state of Piaui

Amounts payable to Eletrobras by CEPISA:

As of September 30, 2015 CEPISA has a balance payable totaling R$ R$ 1,1156,039 of loans and financing.

V – Detailed description of the nature and extension of the interest at issue

Decree number 8461 of June 2, 2015, which regulated the extension of electricity distribution concessions, for thirty (30) years, has established that the following criteria must be met: (i) Efficiency of quality of service, to be determined by the indicators Duration of Internal Source Interruption per Consumer Unit ("Deci") and Frequency Equivalent Internal Source Interruption per Consumer Unit ("SFIC"), (ii) economic and financial efficiency, to be determined by EBITDA and level of indebtedness, which means the concessionaire's ability to honor its economic and financial commitments in a sustainable manner, (iii) operational and economic rationality, and (iv) low rates.

The minute of the Addendum to the public service concession contract for the distribution of electricity, which establishes the rights and duties of the Distributors that opt for an extension of the concession, is an adhesion agreement applicable to all Brazilian distributors. Such contractual instrument was approved by ANEEL through Order number 3540 of October 20, 2015.

For the Federal Government, as Granting Authority, it is important to establish a contractual instrument regulating the rules for the continuity of public service for power distribution in the area covered by the concession, as well as allowing improving the level of quality of service, lower tariffs, and economic and financial sustainability.

 If the extension of the Concession is not approved, CEPISA will be liquidated and the Federal Government will have to intervene or indicate a company to operate the Concession until there is another bid. Moreover, in this case, the Federal Government would have to pay compensation to CEPISA of approximately R$ 801.393, as described in the Board’s proposal.

Other relevant points of the operation are found in the Boards’s Proposal and its attachments.

VI – Board's recommendation on the proposal, highlighting the advantages and disadvantages of the operation for the company

The advantages and risks of the operations are described in the Management Proposal, to which we refer in full, addition to the following:

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Distribuição Piauí

Article 8 – CVM RULE 481 of December 17, 2009

(a) Benefits if the extension of Concession is approved

·       According to the technical note drawn up by the Energy Company of Piaui - CEPISA - the goals for quality and economic and financial sustainability are feasible for the Energy Company of Piaui - CEPISA, indicating that the scenario is feasible for concession extension;

·       The operational continuity of the Energy Company of Piaui - CEPISA enables the utilization of accumulated tax losses in the event of resumption of the generation of profits, which may result in increasing the company's value and the price of its shares, which can be a relevant active in a scenario of improved operating results of the Distributor or in future decision on the sale of shares of such Distributor;

·       The consumer market covered by the Concession area has growth rates, consistent with the national average;

·       If the Distributor does not meet the targets set by ANEEL for the extension of the concession, in accordance with the penalties provision, it will be entitled compensation of assets linked to concession and other realizable assets of short and long term, which means that the scenario of liquidation/discontinuity of the Distributor can always be revisited, while granting extension scenario can only be verified at this moment and is therefore a final decision;

·       If the Distributor has high debt and litigation, then the indemnification of the assets related to the concession and the receipt of other realizable assets in short and long term will be less than the total indebtedness of the Company (negative equity). With the loss of the concession, which is the main and relevant activity of the Distributor, its liquidation would be inevitable. In case of liquidation of the Distributor, it may be necessary Eletrobras input, as its controlling shareholder, to fulfill all obligations of the Distributor, in particular as regards the obligations that Eletrobras stands as guarantor. The costs for the dismissal of the staff and termination of contracts with third-party services, materials and others can lead to additional costs difficult to be measured. Thus, the extension of the concession can be an alternative so that Eletrobras can avoid the liquidation of the Distributor and loss of the entire amount invested by it, creating a scenario to study the possible sale of the shares of the Distributor, as described in Eletrobras Strategic Planning 2015 -2030

·       the extension of the concession is a basic condition for any future decision on the sales of the shares of the Distributor, considering that it is included in the National Privatization Program (PND);

·       Thus, subject to the reservations made concerning the value for the extension of the concession and risks as described in this annex and in the Board's proposal, the extension of the concession, as shareholders convenience, can be a strategic decision to recover the amounts invested by Eletrobras;

(b) Risks if the extension of Concession is approved

·       As provided in Sub-Clause First1 Clause Ten (Penalties) for non-compliance with the legal, regulatory and contractual provisions concerning the service and electricity facilities, CEPISA will be subject to penalties of up to 2% of its earnings per violation;

1 CLAUSE TEN- Sub-Clause One - The DISTRIBUTOR will be subject to a fine applied by ANEEL according to specific resolution, with its maximum value, per violation, of 2% (two percent) of the total amount of the concessionaire's revenue of the last 12 (twelve) months prior to the issuance of the Violation pursuant to item X of Article 3 of Law No. 9427/1995.

CLAUSE TEN- Sub-Clause One - The DISTRIBUTOR will be subject to a fine applied by ANEEL according to specific resolution, with its maximum value, per violation, of 2% (two percent) of the total amount of the concessionaire's revenue of the last 12 (twelve) months prior to the issuance of the Violation pursuant to item X of Article 3 of Law No. 9427/1995.

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Distribuição Piauí

Article 8 – CVM RULE 481 of December 17, 2009

·       Budgetary unavailability of funds by Eletrobras and Eletrobras' difficulty in, as the parent company of Distributor, obtaining the necessary resources to make the capital increases mentioned in item 1.3 of the Board's  Proposal;

·       Possibility of the capital contributions being larger than those given in  item 1.3 of the Board's Proposalin, in case of frustration in increasing the Distributor's cash flow or in the event of non-achievement of the propositions in this Board's Proposal and its technical notes;

·       Eletrobras may need a capital increase to meet the capitalization requirement of the Distributor;

·       The debt of Eletrobras may increase in order to meet the Distributor’s capitalization requirement;

·       Expiry and termination of the Distributor's concession in the event of breaches of the obligations under the Addendum;

·       Application of penalties provided in the Addendum;

·       Distributor's restrictions on dividend/JCP payments and acceptance of restrictive regime of agreements with related parties;

·       Difficulty in managing the Distributor’s cash flow and default risk with industry commitments, which can lead to consequences such as inability to apply the new tariff adjustments and the restriction to receive entitled credits due to Economic Development Account resources – CDE;

·       Allocation of resources in the Distributor may restrict other investments of Eletrobras in generation and transmission;

·       It is not possible to guarantee that the financial projections will be effectively performed as expectations of the Board of Eletrobras, as the assumptions may not materialize due to cyclical and operational exogenous factors, causing thus significant variations in the financial analysis of the Distributor.

VII – If the matter submitted for approval by the Assembly is a contract subject to the rules of art.245 of Law No. 6404, 1976

a) detailed statement, prepared by the managers, demonstrating the contract notes commutative conditions, or provides adequate compensatory payment

In spite of the fact that it's a transaction between related parties, the minute of the Addendum to the public service concession contract for the distribution of electricity, which establishes the rights and duties of Distributors that opt for an extension of the concession, is an applicable term of adhesion for all Brazilian distributors. This instrument was approved by ANEEL through Order number 3540 of October 20, 2015 and submitted to the Federal Court of Auditors.

The Clause Six of the minute of the Addendum addresses the issue of tariffs applicable to the service provision. Noteworthy is the first sub-clause, in which CEPISA recognizes that the current tariffs are sufficient to provide adequate service and maintain the economic-financial balance of the contract2 .

2 CLAUSE SIX - TARIFFS APPLICABLE TO THE PROVISION OF SERVICE

Sub-clause First - The DISTRIBUTOR recognizes that the tariffs rates prevailing at the signing date of this Addendum, together with the Tariff repositioning rules are sufficient for proper service delivery and the maintenance of economic and financial balance of this Contract.

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Distribuição Piauí

Article 8 – CVM RULE 481 of December 17, 2009

The revenue of CEPISA will continue to be divided into two portions: Portion A and Portion B3. The current tariffs will be adjusted on an annual basis, except in years when ordinary tariff review occurs4. The tariff review will take place every five (5) years.5

b) Analysis of the terms and conditions of the contract in the light of the terms and conditions prevailing in the market.

The extension of the Concession, if approved, will be in line with the same terms and conditions offered to all electricity Distributors in Brazil, public and private, in the same situation, highlighting that the contractual terms were subject of public hearing and thoroughly discussed with the market.

3 Sub-Clause Second - The Tariff Repositioning consists in splitting the "Required Revenue" into tariffs to be charged to users, and includes the following mechanisms provided in this clause: tariff adjustment, ordinary tariff revision and extraordinary tariff revision.

Sub-Clause Third – For purposes of tariff adjustment, the Required Revenue do not include taxes which are incident on: PIS/PASEP (Contribution to the Social Integration Program and Civil Service Asset Formation Program), COFINS (Contribution to Social Security Financing) and ICMS (taxes on the movement of goods and services), and consists of two portions:

Portion A: part of the revenue corresponding to the following items: i. Sector Charges; ii. Electricity purchased; iii. Connection costs and use of Transmission Facilities and/or Distribution of Electricity"; and iv. Unrecoverable revenues.

Portion B: parcela da receita associada a custos operacionais e de capital, inclusive despesas de depreciação, do segmento de distribuição de energia elétrica.

4 Sub-clause Fourth -  Sub Section Four - The adjustment occurred in the ordinary way on an annual basis, as of 07/08/2017, except in years when ordinary tariff review takes place as schedule defined in Sub-Clause XIII of this Clause– O reajuste tarifário ocorrerá de modo ordinário com periodicidade anual, a partir de

5 Sub-Clause Thirteen - The common tariff revisions shall comply with the following schedule: the first review will be carried on August 7, 2017 and the subsequent ones will be held every five (5) years from this date.

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Distribuição Rondônia

Article 8 – INSTRUCTION CVM 481, from December 17, 2009

I – Name and qualification of the concerned stakeholder

Federal Union, Eletrobras controlling shareholder.

II – Nature of the relationship between the stakeholder and the company

The Federal Union is Eletrobras controlling shareholder, and it stands as the Granting Power for power utilities as well, whose extension will be subject to resolution by the 164th Extraordinary General Meeting. The Union, through the Mines and Energy Ministry, together with the National Agency for Electric Power, are responsible for the edition of norms on the extension of concessions for power utility public service rendering held by Brazilian Distributors, including the Centrais Elétricas de Rondônia S.A. – “CERON”, currently controlled by Eletrobras.

III – Amount of shares and other transferable securities issued by the company that are direct or indirectly held by the stakeholder

·         Data on CERON share capital:

Capital Social da Centrais Elétricas de Rondônia S.A.
Posição acionária em 30/09/15					% Capital
Acionista	Tipo de Ação	CNPJ	Quant. Ações	Valor R$	Total
Centrais Elétricas Brasileiras S.A - Eletrobrás	Ordinária	00.001.180/0012-07	1.212.156.653	1.325.124.137,13	100
TOTAL			1.212.156.653	1.325.124.137,13	100

·         Data on the share capital of Centrais Elétricas Brasileiras S/A. – Eletrobras

Distribuição Rondônia

Posição Acionária em 30/09/15 - Shareholding position on 09.30.2015
Quant. Ações - Number of Shares
Valor (R$) - Value (R$)
Direta - Direct Common Shareholders

Indireta - Indirect Common Shareholders

IV – Eventual existing balance, payables and receivables, between the parts involved

Parte Relacionada	Natureza da Operação	Ativo	Passivo
		30/09/2015	30/09/2015
Eletrobras	Diferimento Juros Pagos Antecipadamente	2.509	-
Eletrobras	Empréstimos, Financiamentos e Encargos	-	756.822
Eletrobras	Adiantamento para Aumento de Capital	-	245
Eletrobras - Fundo CCC	Créditos de custo total de geração	3.140.825	-
União - Petrobras	Parcelamentos fornecimento combustíveis	-	2.095.521
Eletronorte	Cessão de contrato	-	1.326.102
Total		3.143.334	4.178.690

Related Part     -   Operation Nature   -  Asset  - Liability

Eletrobras  -   Difference in Interest paid in Advance

Eletrobras  -   Loans, Funding and Charges

Eletrobras  -    Advance Payment for Capital Increase

Eletrobras  - CCC Fund  -   Credit of total generation cost

Union  - Petrobras  -  Fuel Supply Parts

Eletronorte   -  Assignment Agreement

Total

(a) Existing balances between the Federal Union and CERON

Values to be paid by the Federal Union in favor of the Centrais Elétricas de Rondônia S.A - CERON: In case the extension of concession does not occur, the distributor will be entitled to a compensation. According to CERON financial statement regarding September 30, 2015, there was an accounting record in the financial asset section and untouchable in service and in course, amounting to R$ 881,934 thousand, and they are R$ 827,147 thousand and R$ 54.787 thousand respectively. Those values correspond to the part of undepreciated investments done by CERON along the period of concession.

(b) Existing balances between Eletrobrás and Centrais Elétricas de Rondônia S.A.- CERON

Distribuição Rondônia

Values to be paid by Ceron in favor of Eletrobras: A CERON has a balance to pay on September 30, 2015, amounting to R$ 774,323 thousand, and R$ 756,822 thousand are coming from loans

V – Detailed description of the nature and the extension of the interest in question;

The Decree number 8.461, from June 2015, which regulated the extension of power utilities for 30 years, established that the following criteria should be observed: (i) Effectiveness of service quality, to be ascertained through the indexes of Duration Equivalent to the Internal Origin Interruption by Consumer Unit ("DECi") and Frequency Equivalent to the Interruption of Internal Origin by Consumer Unit (“FECi"); (ii) Economic-financial effectiveness, to be ascertained through EBITDA and the level of indebtedness, which means the capacity of the concession to honor its economic-financial commitments in a sustainable way; (iii) Operational and economic rationale; and (iv) Affordability.

The minutes of the amendment to the power utility concession agreement, which establishes the rights and duties of the Utilities that may opt for the extension of concession, is a term of acceptance applicable to all the Brazilian utilities. The referred contract instrument was approved by ANEEL through Dispatch number 3.540, from October 20, 2015.

For the Federal Union, in case the adherence is approved by CERON, the conditions for the Concession Extension, it is important establish a contract instrument disciplining the rules for the continuity of the power utility public service in the area covered by the Concession, as well as allowing the improvement in the service quality level, affordability, and economic-financial sustainability.

In case the extension to the Concession is not approved, CERON will be cleared and the Federal Union will have to intervene or indicate a company to operate the Concession until the re-bidding occurs. Moreover, in this case the Federal Union would owe to CERON a compensation corresponding to approximately R$ 881,934 thousand on September 30, 2015, according to indicated on item IV(a) above, and on the other hand, there will be costs regarding the settlement as described in the Administration Proposal.

The other relevant points of the operation are described in the Administration Proposal and their other Appendixes.

VI – Recommendation from the administration about the proposal, stressing the advantages and disadvantages of the operation for the company;

The advantages and risks of the operations are described in the Management Proposal, to which we refer in full, addition to the following:

Distribuição Rondônia

(a) Benefits in case the extension to the Concession is approved

·      According to the technical note made by CERON the targets of quality and economic-financial sustainability are feasible for CERON, indicating that the scenario for the extension of Concession is feasible;

·      The operational continuity of CERON enables the harnessing of fiscal loss accumulated in case profit generation is reestablished, which may result in the increase on the value of the company and the price of the shares issued by it; which can be a relevant asset in a scenario of improvement of operational results of the utility or in a future decision about the divestiture of shares of the referred utility;

·      The consumer market covered by the Concession area shows growing rates, compatible with the national average.

·      In case the Utility does not comply with the targets indicated by ANEEL for extension of concession, observing the predicted penalties, they will have a right to compensation from assets connected to the concession and other short and long term receivables, which means that the liquidation/discontinuity scenario of extension of concession can only be checked at that moment, and, however it is a final decision;

·      The Utility has a high debt and litigation, so the compensation of assets connected to the concession and the receiving of long and short term receivables is lower than the total debt of the company (negative net equity). With the loss of concession, that constitutes the main activity and relevant for the Utility, and its liquidation would be inevitable. In case the Utility is liquidated, there may be a need for capital investment by Eletrobras, as it is the controlling shareholder, for the fulfilment of all Utility duties, especially concerning where Eletrobras stands as guarantor. The costs for dismissal of present staff and termination of contracts with third parties, material supply and others may lead to additional cost that is hard to measure. Therefore, the extension of concession may be an alternative for Eletrobras to avoid the liquidation of the Utility and the loss of the entire amount invested, creating a scenario to study the eventual alienation of the Utility shares. According to cycle 2015-2030 Eletrobras Strategic Planning;

·      The concession extension is a basic condition for the eventual future decision about the divestiture of utility shares, considering that it is included in the National Privatization Program (hereinafter called “PND”);

·      Hence, without loss for the reservations about the values involved in the extension of concession and risks involved, as described in this appendix and in the administration proposal, the extension of concession, according to shareholders convenience, can be a strategic decision for the recovery of values invested by Eletrobras.

 (b) Risks in case the extension to the Concession is approved

Distribuição Rondônia

·      CERON has a large demand of investments to interconnect places with thermo-generation isolated from the National Interconnection System – SIN, as well as consequent useful life of utility assets. Those investments will contribute for the improvement of performance and service quality indexes.

·      Moreover, CERON’s economic financial situation may, as mentioned above, limit the distribution of dividends or payment of interest on owned capital, until the regulating parameters are restored. The economic financial situation of CERON may also cause the need for accepting a restricting regimen of contracts with connected parties.

·      Additionally, according to provision in Sub clause One1 of Clause Ten (Penalties) for the breach in legal, regulating and contract provisions, concerning the service and power facilities,  CERON will be subject to penalties from up to 2% of the turnover by occurred violation.

·      Unavailable budget resources from Eletrobras and difficulty for Eletrobras, as a controller of the utility, to get the necessary resources to make the capital investment mentioned in item 1.3 of the Administration Proposal;

·      Possibility of capital investment being higher than those indicated in item 1.3 of the Administration Proposal, in case of frustration in the increase of cash generation or in the hypothesis of the premises considered in this Administration Proposal and in the attached Technical Notes not becoming concrete;

·      Possibility of Eletrobras needing a capital increase to face its duty for capitalization of the Utility;

·      Possibility of increase in Eletrobras indebtedness to face its duty for capitalization of the Utility;

·      Expiration and extinction of the Utility concession and on the hypothesis that duties predicted in the Amendment are noncompliant;

·      Applying penalties1 predicted in the Amendment;

·      Restrictions of the Utility for payment of dividends/JCP and acceptance of the restrictive agreement regimen with related parts;

·      Difficulty in managing the cash flow of the Utility and risk of failure to pay sector commitments, which may lead to consequences such as the impossibility to apply the new tariff adjustments  and the restriction to receive credit that they are entitled to due to resources from the Economic Development Account - CDE;

·      Allocation of resources in the Utility may restrict the other investments of Eletrobras in generation and transmission;

·      It is not possible to ensure that the financial forecasts will effectively happen according to the expectation of Eletrobras administration, as the adopted premises may not become concrete due to conjuncture and

1 Clause ten – Sub clause One – The UTILITY will be subject to penalty, applied by ANEEL according to specific resolution, in the highest value, by violation incurred, of 2% (two percent) of the utility income amount in the last 12 (twelve) months before the notice of violation is written, as provided in the sub section X of article 3.of Law n. 9.427/1995.

1 ClAusE TEN – Subclause One – THE UTILITY will be subject to penalty, applied by ANEEL according to specific resolution, amounting to a maximum, per occurred violation, of 2% (two percent) of the utility turnover in the last 12 (twelve) months before the signing of the violation notice, as prescribed in the item X of article 3. of Law n. 9.427/1995.

ClAusE TEN – Subclause One – THE UTILITY will be subject to penalty, applied by ANEEL according to specific resolution, amounting to a maximum, per occurred violation, of 2% (two percent) of the utility turnover in the last 12 (twelve) months before the signing of the violation notice, as prescribed in the item X of article 3. of Law n. 9.427/1995.

TEXT_SP  10779752v1  10346/1

Distribuição Rondônia

operational exogenous factors, causing, hence, relevant variations in the financial analysis of the Utility.

VII – In case the matter subject to approval of the meeting is a contract subject to the rules in art. 245 da Lei nº 6.404, de 1976

a)   detailed balance done by the administrators, that the contract observes its commutative conditions, or predicts the appropriate compensation payment; and

Although this is a transaction between Related Parties, the minutes of the amendment to the concession agreement for power utility public service, which established the rights and duties of Utilities that opt for the extension of concession, is a binding agreement applicable to all the Brazilian Utilities. The referred agreement was approved by ANEEL through Dispatch number 3.540, from October 20, 2015, and it was also subject to the exam by the Court of Auditors of the Union (Tribunal de Contas da União).

Clause Six of the minute of the Amendment approaches the issues of tariffs applicable to service rendering. Sub clause one is stressed, where the Utility recognizes that the tariffs in force are enough for the appropriate service rendering and the maintenance of the economic-financial balance of the agreement2.

CERON’s revenue will continue to be divided in two parts: Part A and Part B3. The tariffs in force are adjusted every year, except for the years when a tariff review occurs4. The tariff reviews will happen every 5 (five) years.5

2 CLAUSE SIX – TARIFFS APPLICABLE TO SERVICE RENDERING

Sub clause One – THE UTILITY recognizes that the tariffs in force on the date of the signature of this Amendment, together with the rules for the Tariff Repositioning are enough to the appropriate service rendering and the maintenance of the economic-financial of this  Agreement.

3 Sub clause Two – The Tariff Repositioning consists on the decomposition of the “Required  Revenue” in tariffs to be charged from users, and it encompasses the following mechanisms predicted in this clause: the tariff adjustment, the ordinary tariff review and the extraordinary tariff review.

Sub clause Three – For tariff repositioning purposes, the Required Revenue will not include the taxes on the PIS/PASEP (Social Integration Program – Program of Property Formation for the Public Servant), COFINS (Contribution for Funding of Social Security) and ICMS (Tax on Operations regarding the Circulation of Goods) tariffs and it will be made by two parts:

Part A: part of the revenue corresponding to the following items: i. Segment Burdens; ii. Power Bought; iii. Connection Costs and of Use of Power Utilities of Transmission and/or Distribution”; and iv. Non recoverable Revenues.

Part B: part of the revenue associated to operational and capital costs, including depreciation expenses, from the power distribution segment.

4 Sub clause Four – The tariff readjustment will occur in an ordinary way yearly, from 11/29/2015, except for the years when the ordinary tariff review occurs, according to the calendar defined in the Sub clause Thirteen of this Clause.

5 Sub clause Thirteen – The ordinary tariff reviews will obey the following schedule: the first review will happen on 11/29/2017 and the subsequent ones will happen every 5 (five) years from that date.

Distribuição Rondônia

b) analysis of terms and conditions of the agreement in the light of terms and conditions that prevail in the market.

The extension of  Concession, if approved, will happen in line with the same terms and conditions offered to all Brazilian power Utilities, public and private, in the same situation, stressing that it was object to public hearing and broadly discussed with the market.

PAULO ROBERTO DOS SANTOS SILVEIRA

Financial Officer

Distribuição Amazonas

Article 8 - CVM Instruction 481, of December 17, 2009

I - Name and qualification of the interested related party

Federal Government, a shareholder of Eletrobras controller.

II - Nature of relationship of related party concerned with the company

The Federal Government is the controlling shareholder of Eletrobras, as well as attached as Grantor of electricity distribution concessions, whose extension will be subject to approval at the 164th Extraordinary General Assembly. The Federal Government, through the Ministry of Mines and Energy, together with the National Electric Energy Agency, are responsible for editing the rules that deal with the extension of the concession for the provision of public services of electricity distribution held by Brazilian distributors, including Amazonas Distribuidora de Energia S/A, now controlled by Eletrobras.

III - Amount of shares and other securities issued by the company which are owned by a related party interested, directly or indirectly

·         Distributor's capital Data

Acionistas	Posição Acionária em 30/09/2015
ON	Quant. Ações	Valor (R$)
Direta
Eletrobras	6,276,666,628	4,610,171,103.19

Posição Acionária em 30/09/2015 – Shareholding position on 9.30.2015

Acionistas ON – Shareholders ON

Direta – Direct

·         Social capital data of Centrais Elétricas Brasileiras SA. - Eletrobras

Distribuição Amazonas

Departamento de Relações com Investidores – DFR - Department of Investor Relations - DFR

Divisão de Atendimento ao Mercado – DFRM - Division of Service to the Market - DFRM

Capital Social da Eletrobras - Capital Stake of Eletrobras

Posição Acionária em 30/09/15 - Shareholding position on 9.30.2015

Acionistas ON - Shareholders ON

Direta – Direct

Indireta - Indirect

IV - Any existing payable balances and receivable between the parties involved;

(a) existing balances between the federal government and the Amazonas Distribuidora de Energia S/A

Payable amount by the Federal Government in favor of Amazonas Distribuidora de Energia S/A: In the event of not extending the distribution concession, the Distributor shall be entitled to compensation. According to Financial Statements of Amazonas Distribuidora de Energia S/A for September 30, 2015, there was an accounting record in the financial asset balance of R$ 1,703.814 million and intangible item in service and under way in the R$ 105,870 million, for a total amount of R$ 1,809.684 million. These values correspond to the share of investments not amortized and not depreciated made by Amazonas Distribuidora de Energia S / A over the concession period.

Payable amount by Amazonas Distribuidora de Energia S/A in favor of the Federal Government: As financial statements for September 30, 2015, the Amazonas Distribuidora de Energia S/A had obligations related to taxes and social contributions in the R value $ 46.072 million. The Distributor had also obligations to Petrobras - Petróleo Brasileiro SA and subsidiaries, related to the supply of oil to produce electricity in the amount of R $ 10,993.545 million.

(b) existing balances between Eletrobras and Amazonas Distribuidora de Energia S/A

Payable amount by Eletrobras in favor of Amazonas Distribuidora de Energia S/A: As financial statements for September 30, 2015, the Amazonas Distribuidora de Energia S/A had claims relating to costs reimbursed by the CCC - Fossil Fuel Account in R$ 6,624.545 million which is managed by Eletrobras, its parent company, being the source of payment of such credits the account CDE - Economic Development account.

Distribuição Amazonas

Payable amount by Amazonas Distribuidora de Energia S/A in favor of Eletrobras: As financial statements for September 30, 2015, the Amazonas Distribuidora de Energia S/A had loans related to debts with funds from the reversal of global reserves, which are managed by Eletrobras, its parent, as well as loans related to debts with ordinary funds and contractual guarantees in the amount of R$ 1,378.514 million

V – Detailed description of the nature and extent of the interest in question

Decree number 8461 of June 2, 2015, which regulated the extension of electricity distribution concessions, for thirty (30) years, has established the following criteria must be met:(i) Efficiency of service quality, to be determined by the indicators Duration of Internal Source Interruption per Consumer Unit ("Deci") and Frequency Equivalent Internal Source Interruption per Consumer Unit ("SFIC");(ii) economic and financial efficiency, to be determined by the EBITDA and debt level, which means the concessionaire's ability to honor its economic and financial commitments in a sustainable manner;(iii) operational and economic rationality; and (iv) low tariffs.

The draft amendment to the public service concession contract for the distribution of electricity, establishing the rights and duties of distributors who opt for an extension of the concession, is an adhesion agreement applicable to all Brazilian distributors. Said contractual agreement was approved by ANEEL through Order number 3540 of October 20, 2015.

For the Union, as Grantor, it is important to establish a contractual instrument regulating the rules for the continuity of public service power distribution in the area covered by the concession, as well as help to improve the level of quality of service, lower tariffs and the economic and financial sustainability.

If the extension of the concession is not approved, the Amazonas Distribuidora de Energia S/A will be liquidated and the federal government will have to intervene or refer a company to operate the concession until there is the rebidding .In addition, this case would be due to the Amazonas Distribuidora de Energia S/A, by the Federal Government an indemnity to approximately R$ 1,809.684 million (September 30, 2015), as indicated in item IV (a) above, and which on the other hand there will be costs of the settlement as described in the Management Proposal.

Other relevant points of the transaction are described in the Proposal of Directors and its other attachments.

VI – Administration of the Recommendation on the proposal, highlighting the advantages and disadvantages of the operation for the Company

The advantages and risks of the operation are described in the Management Proposal, for which we are in full remission. However, we the below list the most relevant points:

(a)        Advantages if approved the extension of Concession

•       As technical note drawn up by the Amazonas Distribuidora de Energia S/A, the quality goals are feasible for Amazonas Distribuidora de Energia S/A;

Distribuição Amazonas

·           Operational continuity of Amazonas Distribuidora de Energia S/A enables the utilization of accumulated tax losses in the event of resumption of the generation of profits, which may result in increasing the value of the Distributor and the price of shares issued, which can be an active material in a scenario of improved operating results Distributor or future decision on the sale of shares of such Distributor;

·           The consumer market covered by the concession area has growth rates, consistent with national average.

·           If the Distributor does not meet the targets set by ANEEL for the extension of the concession, noting the penalties shall be entitled to compensation of assets linked to concession and other realizable assets of short and long term, which means that the scenario of liquidation / Distributor of discontinuity can always be revisited, while granting extension scenario can be checked only at this time, and therefore a final decision;

·           Distributor to have high debt and litigation, then a compensation for assets linked to the concession and the receipt of other assets realizable in the short and long term is less than the total indebtedness of the Company (negative equity). With the loss of the concession, which is the main activity and relevant Distributor, its liquidation was inevitable. In case of liquidation of the Distributor, you may need a capital infusion by Eletrobras, as our controlling shareholder, to fulfill all obligations of the Distributor, in particular as regards the obligations that Eletrobras stands as guarantor. The costs for the shutdown of the current staff and termination of contracts with third-party services, and other materials can lead to an additional burden difficult to measure. Thus, the extension of the concession can be an alternative to that Eletrobras can avoid the liquidation of the Distributor and loss of the entire amount invested by it, creating a scenario to study the possible sale of the shares of Distributor, as Eletrobras Strategic Planning Cycle 2015 -2030.

·           the extension of the concession is a basic condition for any future decision on the sales of the shares of Distributor, considering that it is included in the National Privatization Program (the "PND");

·           Thus, subject to the reservations made how to value the extension of the concession and risks as described in this annex and the proposed administration, the extension of the concession, as convenience of shareholders, can be a strategic decision to recover the amounts invested by Eletrobras.

(b) The risks if approved the extension of Concession

·            The Amazonas Distribuidora de Energia SA has a great demand for investment, due to the life and obsolescence of the assets of the concessionaire and to the improvement of performance indicators and quality of services.

·         Budget unavailability of funds by Eletrobras and difficulty of Eletrobras, as the parent company of Distributor, obtain the necessary resources to make the capital increases mentioned in item 1.3 of the Management Proposal;

·         Possibility of capital contributions are larger than those indicated in the Management Proposal item 1.3 in the case of frustration in increased generation of Distributor box or in the event of non-achievement of the assumptions used in this Proposal of Directors and in the accompanying technical notes;

·         Possibility that Eletrobras needs an increase in capital to meet the capitalization requirement of the Distributor;

Distribuição Amazonas

·         Possibility of increasing the debt of Eletrobras to meet its obligation capitalization of the Distributor;

·         Expiry and termination of the concession of the Distributor in the event of breaches of the obligations under the Addendum;

·         Application of the penalties1 set for in Addendum;

·         Distributor of restrictions to payment of dividends/interest on own capital and acceptance of restrictive regime of agreements with related parties;

·         Difficulty in managing the distribution company's cash flow and default risk with industry commitments, which can lead to consequences such as inability to apply the new tariff increases and the restriction to receive credits that they are entitled due to Economic Development Account resources - CDE;

·         Contribution of resources in the Distributor may restrict the remaining investments of Eletrobras in generation and transmission;

·         It cannot guarantee that the financial projections will be effectively performed as expectations of management of Eletrobras, as the assumptions may not materialize due to cyclical and operational exogenous factors, causing thus significant variations in the financial analysis of the Distributor;

·         According to Technical Note Distributor Amazonas Energia, despite the proposed capital contributions, special tariff review of election - TEN and claims brought CDE/CCC, the Distributor improves outcomes, but does not reach the goal of economic-sustainability financial required by ANEEL, mainly due to amounts above the regulatory limits. The referred Distributor highlight on its Technical Note that understands that to meet the economic and financial balance will be necessary negotiations with the Grantor to define more consistent goals to held the Distributor due to its unique concession area or adopting more aggressive action programs those designed for comparable Distributor those adopted by other companies. Another important point is the equation of the limitations of generating cost refund in isolated systems provided for in the current regulation of the sector, even if it met the repayment neutrality conditions on the efficiency of generators and measuring system.

VII – If the matter submitted for approval by the Assembly is a subject to agreement art rules. 245 of Law 6.404 of 1976:

a) A detailed statement drawn up by the administrators of the contract observe commutative conditions, or provide proper payment

Nevertheless it is related to a transaction between related parties, the draft amendment to the public service concession contract for the distribution of electricity, establishing the rights and duties of distributors who opt for an extension of the concession is applicable registration agreement for all Brazilian distributors. Said contractual agreement was approved by ANEEL through Order number 3540 of October 20, 2015 and submitted to the scrutiny of the Federal Audit Court.

The Section Six of the draft Addendum addresses the issue of tariffs in providing the service. There is the first subsection, in which the Distributor acknowledges that the current rates are sufficient to provide adequate service and maintenance of the economic and financial balance of the contract2.

1 TENTH CLAUSE - Clause One - The DISTRIBUTOR will be subject to a fine applied by ANEEL according to specific resolution, maximum value, per violation, from 2% (two percent) of the amount of revenue the concessionaire of the last 12 (twelve) months prior to the drafting of the notice of violation pursuant to section X of Article 3 of Law No. 9,427 / 1995.

2 SECTION SIX - RATES APPLICABLE TO THE PROVISION OF SERVICE

First Clause - A DISTRIBUTOR recognizes that the prevailing rates at the signing date of this Addendum, together with the rules of repositioning Tariff are sufficient for proper service delivery and the maintenance of economic and financial balance of this Agreement.

Distribuição Amazonas

It is noted, however, that there is lawsuit with ANEEL for opening the process of Extraordinary Tariff Review - RTE, the object of the letter CTA RRP No 095/2014 of 08/01/2014, with a view to the economic and financial balance of the contract Grant, through which it seeks to restore the structure of costs and rates appropriate to the continuity of service. Therefore, it highlights the lack of economic and financial balance with current rates on this date.

Revenue from Amazonas Distribuidora de Energia SA will continue to be divided into two parts: Part A and Part B3. The current fees will be adjusted on an annual basis, except in years when ordinary tariff review occurs4. The tariff review will take place every five (5) years.5

b) analysis of the terms and conditions of the contract in light of the terms and conditions that prevail in the market

The extension of the concession, if approved, will be given in line with the same terms and conditions offered to all the Distribution Companies of electrical energy in Brazil, public and private, in the same situation, highlighting that the contractual terms were object of a public hearing and widely discussed with the market.

3 Second Clause - The Tariff Repositioning is the breakdown of the "Required Revenue" in tariffs to be charged to users, and includes the following mechanisms provided in this clause: tariff adjustment, ordinary tariff revision and extraordinary revision.

Third Clause - For purposes of tariff adjustment, the Required Revenue not include taxes on the PIS rates / PASEP (Social Integration Program - Civil Servants Asset Development Program), COFINS (Contribution to Social Security Financing) and ICMS (Tax on Transactions relating to the Goods), and will consist of two parts:

Part A: part of the revenue corresponding to the following items: i. Sector Charges; ii. Electricity purchased; iii. Connection costs and use of transmission facilities and / or Distribution of Electricity "; and iv. Unrecoverable revenues.

Part B: revenue share associated with operating and capital costs, including depreciation, of the electricity distribution business.

4 Fourth Clause - The tariff increase will occur in the ordinary way on an annual basis, as of 01/11/2016, except in years in which there ordinary tariff revision, as defined in Sub-Clause Thirteenth calendar of this Clause.

5 Thirteenth Clause - The common tariff revisions will follow the following schedule: a first review will be carried on 11.1.2017 and subsequent will be held every five (5) years from that date.

Distribuição Roraima

Art. 8 – INSTRUCTION CVM 481, of December 17, 2009

I - Name and qualification of the interested related party

Federal Government, the controlling shareholder of Eletrobras.

II - Nature of relationship of related party concerned with the company

The Federal Government is controlling shareholder of Eletrobras, as well as a participant as grantor power of electric power distribution concessions, whose extension will be decided by the 164º extraordinary general meeting. The government, through the Ministry of Mines and Energy, jointly with the National Agency of Electric Energy, are responsible for issuing of standards that deal with the extension of the concession for public services provision of electricity distribution owned by Brazilian distribution companies, including Boa Vista Energia S.A. (Eletrobras Distribuição Roraima), currently controlled by Eletrobras.

III - Number of shares and other securities issued by the company, which are owned by the related interested party, directly or indirectly

·       Data of the capital of Boa Vista Energia S/A. (Eletrobras Distribuição Roraima - EDRR)

IV - Any existing balances payable and receivable between the parties involved

(a) existing balances between the Federal Government and Boa Vista Energia S/A:

Amounts payable by the Federal Government in favour of Boa Vista Energia S/A: in case of not having the extension of the distribution concession, the distribution company will pay the compensation. Following financial statements of Amazonas Distribuidora de Energia S/A for September 30th, 2015, there was an accounting record in financial and intangible asset in service and ongoing, in the amount of R$ 194,911 million. These values correspond to the portion of unamortized  and not depreciated investments made by Boa Vista Energia S/A over the concession period.

(b) existing balances between Eletrobras and Boa Vista Energia S/A

Payables for the Boa Vista Energia S/A in favour of Eletrobras: As financial statements for September 30th, 2015, Boa Vista Energia S/A had debt with Eletrobras and related parties in the amount of R$ 70,043 million.

V - Detailed description of the nature and extent of the interest in question;

Concession agreement number 8.461 of June 2, 2015, which regulated the extension of electricity distribution concessions, for thirty (30) years, has established that the following criteria must be met: (i) Efficiency of quality of service, be determined by the indicators Duration of Internal Source Interruption per Consumer Unit ("DECi") and Frequency Equivalent Internal Source Interruption per Consumer Unit ("FECi"), (ii) economic and financial efficiency, to be determined by EBITDA and the debt level, which means the ability of the concessionaire to pay its economic and financial commitments in a sustainable way; (iii) operational and economic rationality, and (iv) low tariffs.

The amendment term draft to the public service concession contract for electricity distribution, that establishes the rights and duties of distributors who choose to have an extension of the concession, is an agreement applicable to all Brazilian distributors. The agreement was approved by ANEEL through Order number 3.540 of October 20, 2015.

For the government, as the grantor, it is important to establish a contractual instrument regulating the rules for the continuity of public service for power distribution in the area covered by the concession, as well as improving the level of quality of service, lower tariffs, and economic and financial sustainability.

If case of non-approval of the extension of the concession, Boa Vista Energia S.A. will be liquidated and the federal government will have to intervene or refer a company to operate the concession until there is a new bid. In addition, this case would be debt to Boa Vista Energia S.A., by the Federal Government an compensation of approximately R$ 194,911 million on September 30th, 2015, as indicated in item IV (a) above, as, on the other hand, it will have the costs of liquidation as described on the Administration Proposal.

The other relevant points of the operation are on the Administration Proposal and in its other annex.

VI - Recommendation of the Administration on the proposal, highlighting the advantages and disadvantages of the operation for the company

The advantages and risks of the operations are described in the Management Proposal, to which we refer in full, addition to the following:

(a) Benefits if approved the extension of Concession

·        according to technical note elaborated by Boa Vista Energia S.A. the quality goals and economic-financial sustainability are feasible to Boa Vista Energia S.A., indicating that the scenario of extending the Concession is achievable;

  Operational continuity of Boa Vista Energia S.A. enables the use of accumulated tax loss in case of resumption of profits generation, which may result in increasing the company's value and the price of its shares; that might be a relevant asset in case of improvement of operational results of the distributor or in a future decision regarding alienation of the distribution company shares;

·                    The market within the area of concession presents growth rates, compatible with the National Average;

If the Distributor does not meet the targets set by ANEEL for the extension of the concession, noting the penalties shall be entitled to compensation of assets linked to concession and other feasible assets of short and long term, which means that the scenario of liquidation/discontinuity of the distributor can always be checked, while granting extension scenario can only be verified at this time and that is, therefore, a final decision;

• The Distributor have high debt and litigation, then the compensation of assets linked to the concession and the receipt of other feasible assets in the short and long term is less than the total indebtedness of the Company (negative equity). In case of losing the concession, which is the main and relevant activity of the distribution company, its liquidation would be inevitable. In case of liquidation of the Distributor, it may need a capital infusion by Eletrobras, as the controlling shareholder, to fulfil all obligations of the Distributor, in particular regarding the obligations that Eletrobras stands as guarantor. The costs for the shutdown of the current staff and termination of contracts with third-party services, and other materials can lead to an additional burden that is difficult to measure. Thus, the extension of the concession can be an alternative for Eletrobras to avoid the liquidation of the Distributor and loss of the entire amount invested by it, creating a scenario to study the possible sale of the shares of Distributor, following the Eletrobras Strategic Planning Cycle 2015 -2030;

• the extension of the concession is a basic condition for any future decision on the Distributor shares sales, considering that it is included in the National Privatization Program (the "PND");

• Thus, without prejudice of the reservations made regarding the extension of the concession value and risks involved as described in this annex and the administration proposal, the extension of the concession, following convenience of shareholders, can be a strategic decision to recover the amounts invested by Eletrobras.

(b) Risks if the extension of Concession is approved

·                    Boa Vista Energia S.A. has a great demand for investments as a result of operating time and obsolesce of the concessionary assets and to improve the performance indicators and quality of service.

·                    Besides, the financial economic situation of Boa Vista Energia S.A. may, as mentioned above, limit the distribution of dividends or payment of interest over its own capital, until the regulatory parameters are restored. The financial economic situation of Boa Vista Energia S.A. may also result in the need to accept a restrictive regime of agreements with related parties.

·                    In addition, as provided in Sub clause First1 of the Tenth Clause (Penalties) by the breach of legal dispositions, regulatory and contractual pertinent to the service and provision of electric energy, to Boa Vista Energia S.A. will be subject to penalties up to 2% of revenue for the infraction incurred.

___________________________

1 CLAUSE TEN – Sub Clause One - The distribution company will be subject to a fine applied by ANEEL according to specific resolution, maximum value, per violation, of 2% (two percent) of the amount of revenue of the concessionary for the last 12 (twelve) months prior to the drafting of the notice of violation, pursuant to section X of Article 3º of Law No. 9.427/1995.

Budgetary unavailability of funds by Eletrobras and difficulty of Eletrobras, as the parent company of the Distributor, obtain the necessary resources to make the capital increases mentioned in item 1.3 of the Management Proposal;

• Possibility of capital contributions are larger than those indicated in the item 1.3 of the Management Proposal in the case of frustration in increasing Distribution company generation cash flow or in the event of non-achievement of the assumptions used in this Board Proposal and in the attached technical notes;

• Possibility of Eletrobras to need a capital increase to meet the capitalization requirement of the Distributor;

• Possibility of increasing the debt of Eletrobras to meet the capitalization requirements of the Distributor;

• expiration and termination of the Distributor concession in case of noncompliance of the obligations in the the Addendum;

• Application of penalties set out in Addendum;

• Distributor restrictions to pay dividends/interest on own capital and acceptance of restrictive regime of agreements with related parties;

• Difficulty in managing the distribution company's cash flow and default risk with industry commitments, which can lead to consequences such as inability to apply the new tariff increases and the restriction to receive credits that they are entitled due to Economic Development Account resources - CDE;

• Contribution of resources in the Distributor may restrict the remaining investments of Eletrobras in generation and transmission;

• it is not possible to guarantee that the financial projections will be effectively performed as expected by the management of Eletrobras, as the assumptions may not materialize due to cyclical and operational exogenous factors, causing thus significant variations in the financial analysis of the Distributor.

VII - If the matter submitted for approval by the Assembly is an agreement subject to art 245 rules of Law 6.404 of 1976:

a) Detailed statement drawn up by the administrators, that the contract observe commutative conditions, or provides adequate compensatory payment;

however, it is about transaction between related parties, the amendment draft to the public service concession for the distribution of electricity, establishing the rights and duties of distributors who opt for an extension of the concession, is a term applicable for all Brazilian distributors. The agreement was approved by ANEEL through Order No. 3.540 of October 20, 2015 and submitted to the Federal Audit Court.

Clause Six of the draft Addendum addresses the issue of tariffs in providing the service. Highlights the first sub-clause, in which the distribution company recognizes that the current rates are sufficient to provide adequate service and maintain the economic and financial balance of the contract2.

Revenue from Boa Vista Energia S.A. will continue to be divided into two parts: part A and part B3.The current fees will be adjusted on an annual basis, except in years when ordinary tariff review occurs4.The tariff review will take place every five (5) years.5

b) Analysis of the terms and conditions of the contract in sight of the terms and conditions prevailing in the market.

The extension of the concession, if approved, will be in line with the same terms and conditions offered to all electricity distributors, public and private of Brazil, in the same situation, noting that the contract conditions were in public hearings and widely discussed with the market.

__________________________________________________

2 CLAUSE SIX - RATES APPLICABLE IN THE PROVISION OF SERVICE

First  Sub clause – The distribution company recognizes that the prevailing rates at the signing date of this Addendum, together with the rules of Tariff repositioning are sufficient for proper service delivery and the maintenance of economic and financial balance of this Agreement.

MEMO	Date: 11/18/2015 PJE-5415/2015

From:             Fernanda Maria Vieira Lima Schuery Soares - Head of PJE

To:                  Vladia Viana Regis – Legal Superintendent

Subject:       Decision on the extension of the concession of the DISTRIBUTORS under control of Eletrobras and the transfer of shareholding control of CELG-D

Reference:   Memo DD No. 024/2015

                   EMP No. 2015/1627

The Director of Distribution, through Memo No. 024/DD 2015 in reference, forwards us the matter concerning the approval of: (i) extension of the concessions of the DISTRIBUTORS controlled by Eletrobras, which are Amazonas Energia; Boa Vista Energia; Ceal; CELG-D; Cepisa; Ceron and Eletroacre ("DISTRIBUTORS"); and (ii) sale of controlling interest of the distributor CELG-D in a privatization auction.

As for the history of operations, as well as with regard to technical, economic and financial aspects, they are described in the following Technical Notes pointed out that instruct the subject: DD 002/2015 and DD 003/2015; Amazonas Energia PR-001/2015; Boa Vista Energia PR-010-2015; Ceal 004/PR/2015; CELG-D GT of Concession Renovation Resolution No. 285/2015 and Complementary Technical Note; Cepisa PR 02/2015; Ceron PR/001/2015; Eletroacre PR-01/2015; IT GDF/DFN-001/2015 and IT GDF/DFN-002/2015. Also accompanying the matter are the memo PGG-154/2015, issued by the Department of Corporate Governance and Corporate Performance Management of Eletrobras (PGG), which manifested itself favorably to the governance practices required by ANEEL on draft addendum to the concession CONTRACT, as well as the external analysis produced regarding the sale of CELG-D and, in addition, the draft of Management Proposal forwarded by the Department of Investor Relations (DFR) through the memo DFR-180/2015, which outlines the advantages and risks of the operation.

We emphasize, however, that the analysis of the matters that are the object of the aforementioned document analysis will not be the object of this opinion, for not being within the scope of the competence of this Consulting, assessments regarding (a) the economic, financial, operational and technical-regulatory conditions both for the extension of the distributor concession and the sale of shares of CELG-D, and, in the case of CELG-D, based on reports produced by the external auditors; and (b) the convenience and opportunity of celebration of the business under review, which calls for judgment of merit to be performed by

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the managers of Eletrobras and proposed to the sovereign decision by the General Assembly. Neither will this opinion analyze the assumptions made in the referred documents.

Given these initial considerations, we shall proceed to the analysis of operations herewith, noting that we shall examine firstly the matter concerning the extension of the concession of the DISTRIBUTORS and then the transfer of control of CELG-D.

The extension of the concession of DISTRIBUTORS

Regarding the extension of the concessions and their regulatory framework, we must say that the extension provided for in Art. 71 of Law 2.783/2013 has immediate impact to the concession CONTRACTS of the DISTRIBUTORS, replacing the rule of the sub-clause 1 of Clause 3 of the respective concession CONTRACTS in force until then, whose legislative support was the Art. 22, § 22 of Law 9.074/1995, now repealed. Thus, there is nothing discrediting the new legal regime involving the renewal of concessions of power, opened with the Law 12.783/2013.

Regarding the extension of the concession after its contractual term, we must say that the concession CONTRACT of DISTRIBUTORS expired on July 7 of the current year, which raises questions about the legal feasibility of the extemporaneous extension of the concession pact, since in theory, the conclusion of Contractual additive cannot be separated from the validity of the main CONTRACT.

First, we must recall that the Decree 8.461/2015 regulating the subject was published only on June 2, 2015, just over one month after the expiration of some distribution concessions. Thus, although the right to extension was already provided for in the Law 12.783/2013, the conversion law of the Provisional Measure 579/2012, it is certain that there was no essential normative completeness to the CONTRACT regulation of ANEEL extensions.

Based on such normative, ANEEL is responsible for designing the draft for the minutes of extension3 and in compliance to the principle of regulatory dialogue4, originated the public

1 Art. 7 from September 12, 2012, the concessions of power distribution achieved by Art. 22 of law No. 9074, 1995, may be extended at the discretion of the granting authority, only once, for a period of up to 30 (thirty) years, in order to ensure continuity, efficiency of the provision of the service, the tariff affordability and the compliance to criteria of operational and economic rationality.

2 § 2 The extension will be for a single deadline, equal to the largest remaining among the regrouped concessions, or twenty years from the date of publication of this Act, whichever is the greater.

3 Thus allows the law of creation of the ANEEL (9.427/96 Law). Art. 3-A In addition to the powers set out in sections IV, VIII and IX of the Art. 29 of law No. 8987, of 13 February 1995, applicable to electric power services, the Granting Authority: II-celebrate the concession or permission of public services of electric energy of concession for the use of public and dispatch authorization acts. § 3 Conclusion of contracts and the delivery of authorization acts contemplated in item II of the caput of this article may be delegated to ANEEL.

4 So the Art. 4, § 3 of law 9.427/96: Art. 4th ANEEL will be headed by a Director General and four directors, Board, whose duties are laid down in the administrative act to approve the organizational structure of the municipality. § 3 the decision-making process that involve affecting economic agents rights or consumer sector, by the initiative of Bill or, when possible, by administrative channels, will be preceded by a public hearing convened by ANEEL (emphasis added).

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hearing ("AP 38") aiming to collect, between June 10 and July 13, impressions and contributions of the affected players. The term ad quem itself of the AP 38 has already surpassed the milestone of maturity of the concession CONTRACT of the DISTRIBUTORS, and the product of the Regulator, the minutes of extension, was the subject of publication in the Federal Official Gazette on October 26, 2015.

Second, we must not forget the impact generated by TCU (Federal Audit Court) in the process of renewal of the concessions. In interim judgment about the draft CONTRACT submitted by ANEEL, the Audit Court in its plenary session of June 17, 2015, issued the following opinion:

"b) Precautionary determine, based in Art. 276, of the Internal Regulations of TCU, the Ministry of Mines and Energy (MME) refrain from performing the jurisdiction provided for in Art. 3-A, item II, of Law 9.427/1996, to celebrate, directly or through delegation, addenda to the extension of the expiring distribution Contracts, based on Decree 8.461/2015, until the judgment of the merits of this lawsuit"

The aforementioned judgment resulted in Decision No. 2253-TCU, in the face of which ANEEL opposed declaratory embargoes, which has partial acceptance of embargoes according to Decision No. 2520-TCU, on October 14, 2015.

In view of these political (Decree 8.641/2015 and the MME), institutional (TCU) and regulatory (ANEEL) scenarios, there is room for a single interpretation about the validity of the extemporaneous extension of the concession distribution Contracts. It would represent an atypical extension, ope legis, whose validity can be operated until the 30th day of the summoning of the Concessionaires by the MME for the signature of Contractual addenda5, therefore representing no legal impediment to its ratification.

After the initial proceedings, it is relevant the approach of specific examination of the clauses of the Contractual extension addenda, however, with the caveat that it will be done solely as

5 Pursuant to paragraph 2 of Art. 7 of Decree 8.461/2015: "§ 2 After the decision of the Ministry of Mines and Energy for the extension of the concession, the company will have 30 days to conclude the concession contract or the additive term, from the summoning."

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those denoting developments with uncontested legal relevance so as to allow the mapping of the risk exposure for the Eletrobras in the operation.

In this sense, it is appropriate mentioning the clauses that incorporate rules involving, for example, the tariff composition, levels of indebtedness, regulatory goals for service quality (DEC and FEC). These clauses will not be the object of any critical analysis in this opinion, except when the claim events of default or of financial-economic imbalance of the CONTRACT, for whose remedies have unquestioned legal nature.

We also observed that the draft addendum to the term public service concession CONTRACT for distribution of electricity established the rights and obligations of DISTRIBUTORS opting for an extension of the concession ("CONTRACT"); it is a term of accession applicable to all DISTRIBUTORS in Brazil, as approved by ANEEL through ruling No. 3.540, of October20, 2015. Our analysis will be only for all DISTRIBUTORS.

A. The object of the CONTRACT (First Clause of the CONTRACT)

The object of the CONTRACT is the formalization of the extension of the Concession CONTRACT for Public Service of Electricity Distribution of the respective distribution Concessionaire ("Concessionaire"), in compliance with the new provisions of the instrument to be concluded, according to the caput of the First Clause of the draft CONTRACT.

According to the First clause, the regulations and consequential rules issued by the granting authorities or by ANEEL will apply automatically to the object of the concession and they shall be submitted to the Concessionaire as implied terms and part of the CONTRACT, as provided in Sub clause Six of this clause.

We must emphasize that the Sub-clause Seven of the First Clause rules that the Concessionaire has the duty to incorporate assets from other concessions or agents of the electricity sector, as determined by the granting authority or by ANEEL. Due to the power of altering the economic-financial balance of the concession, this clause brings risk and deserves to be weighed against the decision-making Act. However, we believe that in case of Contractual unbalance, the granting authority should indemnify the Concessionaire, as "the clauses concerning the organization, operation and termination of the granted public service, such as those specifying the Concessionaire provisions [...] are changeable by imperative act

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by the Administration and in case those changes result in losses to the Concessionaire, it will be will compensated."6 Such understanding is based in Sub Clause 17 of the Sixth Clause that "in case of unilateral change of the Concession CONTRACT affecting its economic and financial balance duly proven by the Distributor, the ANEEL shall adopt the necessary measures for its re-establishment, with effect from the date of the change."

B. Conditions of public service provision (Second Clause of the CONTRACT)

The CONTRACT under review demonstrates a concern for quality of service indicators and disciplinary penalties for breach of the indicators.

Among the discipline of this breach, the Seventh Sub-clause of Second Clause provides that the non-compliance with the quality standards established by ANEEL could compel the Concessionaire to compensate users for the poor quality in the provision of services, according to ANEEL regulation, without prejudice to the application of the penalties provided for. This clause will eventually impose a certain degree of legal uncertainty to the CONTRACT, since it does not define which the compensation mechanisms would be.

In addition, according to the shareholders of the Concessionaire the Eighth Sub-clause in the same Second Clause states that the breach of the overall annual limits of collective continuity indicators for two consecutive years or three times in five years may imply limitation of distribution of dividends or interest on own capital pursuant to ANEEL regulation. In case the breach, alone or in conjunction exceeds 25% of net income decreased or increased the amounts intended for legal and risk reserves, in accordance with the first paragraph of this Sub clause, in 5 (five) last years the CONTRACT, the provisions of this Sub-Clause applies to the case of any violation of the overall annual limits of collective continuity indicators, which should be evaluated in the Act of approval of the extension of the concession.

C. Obligations and Costs of the Concessionaire (Third Clause of the CONTRACT)

6 MOREIRA NETO, Diogo de Figueiredo. Administrative law course: introduction, general part and special part. Rio de Janeiro: Ed. Forensics, 2005, PAG. 439.

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The Third Clause stipulates a series of obligations for the Concessionaire, which acquire special relevance according to the Seventh Sub-clause of Clause Twelfth, possibility of administrative proceedings for declaration of revocation in case of default of the current regulations and the CONTRACT7; we recommend rigorous control by the management and inspection by Eletrobras regarding the activities of DISTRIBUTORS. Once the extension is approved, this Company will be the intervening party and guarantor of the obligations and charges established pursuant to Sub Clause Third of the Thirteenth Clause, which we will cover later in this opinion.

D. Tariffs for the provision of services (Sixth Clause of the CONTRACT)

According to the First Sub-clause, there is a prominent importance rule: the DISTRIBUTORS acknowledge that the tariffs in force at the signing of the CONTRACT with the rules of tariff repositioning are sufficient to provide adequately the services of distribution and maintenance of the economic-financial balance of the concession. Such balance must be assessed by competent areas of Eletrobras and the DISTRIBUTORS, on its potential impact on the evaluation of the advantages of the extension discussed herein.

This is because according to the clause under discussion, the Concessionaire will be stating, for all intents and purposes that the revenues reported by the Concession Grantor and ratified via the CONTRACT are sufficient to maintain the economic-financial balance of the concession. That is, the starting point for the assessment of the balance point for the Concessionaire will be this tariff.

The economic-financial balance of the CONTRACT is defined as the actual relationship that exists between the set of burdens imposed to the Contracted Party and the corresponding remuneration. It is the adequacy of the remuneration for the provision of services by the party.

The idea that the starting point for consideration of economic-financial balance of the CONTRACT is the original revenue does not originate only from the CONTRACT. It is a general rule of law to administrative Contracts, such as the case of the concession CONTRACT, and

7 In addition to the application of penalties as Thirteenth Clause of the Contract

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this is the model defined by law No. 8.987/1995, referred to in Art. 9, §§ 3 and 48.

This is the usual understanding on the matter according to Arnoldo Wald, citing Hely Lopes Meirelles in saying that "conceptually, the economic-financial balance, also called economic or financial equation of the CONTRACT, 'is the relationship in which the parties define initially in the adjustment between the Contractor’s charges and the retribution of the Administration, for the fair remuneration of their goal.9(g.n.)

Therefore, this is more a relevant circumstance of legal nature to be considered in the decision-making process regarding the matter.

E. Economic and financial sustainability (Seventh Clause of the CONTRACT)

Similarly to the indexes of quality in the provision of the service, the CONTRACT in question boasts a concern with the Concessionaires meeting the standards defined by the granting authority as meeting the minimum economic and financial metrics.

In this concern, the First Sub-Clause of the Seventh Clause provides that the breach by the Concessionaire of the minimum parameters of economic and financial sustainability of the CONTRACT will entail, without prejudice to other inspection actions: (i) limitation of distribution of dividends or interest on own capital whose value, singly or combined, exceed 25% of the net profit decreased or increased by the amounts intended for the legal reserve and the reserve for contingencies and reversal of same recently formed in previous years, until the regulatory parameters are restored and observable from the regulatory financial statements of the subsequent calendar year delivered to ANEEL; (ii) acceptance of a restrictive regime of CONTRACT between related parties; and (iii) injections of capital by the controlling partners, in an amount sufficient to meet the minimum sustainability condition.

8 Art. 9 The granted public service rate shall be defined by the price of the winning bid proposal and preserved by the rules of review provided for in this law, in the notice and in the contract. [...]

§ 3 except for taxes on income, the creation, alteration or extinction of any taxes or legal charges, after the presentation of the proposal, when proven impact, will lead the review of the tariff, more or less, as the case may be.

§ 4 In case of unilateral change of the contract that affects its initial economic and financial balance, the granting authority should restore it, at the same time the amendment.

9 In partnership law and the law of concessions, 2nd Edition, Editora Saraiva, São Paulo, 2004, pages 333 to 334.

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Such a regime of economic sustainability and financial keeping of the Concessionaire is subject to be considered in the decision-making process, because of the potential impact on advantage assessment of the extension herein and with the analyses of technical notes produced by the competent areas of Eletrobras and the DISTRIBUTORS.

F. Corporate governance and transparency (Eighth Clause of the CONTRACT)

The CONTRACT stipulates the commitment of the Concessionaire to employ their best efforts to maintain the corporate governance and transparency aligned with the best practices.

The PGG, which is the competent Eletrobras area for analysis on the issues of corporate governance and Compliance, through the Memo PGG-154/2015, expressed itself favorably to the governance practices required by ANEEL in that document.

In this sense, we do only caveat about the content of the First Sub-clause of this Eighth Clause, whereby the Concessionaire shall observe the regulation of ANEEL on governance and transparency, taking into account that such regulation has not been implemented yet, in our view, this prediction brings certain legal uncertainty to the deal because of its unpredictability.

G. Termination of the Concession (Twelfth Clause)

Although the concession termination clause is within the public service concession arrangements, the CONTRACT expressly provides for the possibility of termination of the concession in case of default by the Concessionaire of the current regulations and the CONTRACT10. We mention the provision in the Fourteen Sub-clause of Clause Twelfth ruling that for the period from the sixth year following the conclusion of the CONCESSION CONTRACT, the breach by the Concessionaire due to efficiency criteria related to the continuity of the provision or financial and economic management will lead to opening of the expiry process in compliance with the provisions of the CONTRACT, according to:

I. That the breach of the minimum parameters of economic-financial sustainability for 2 (two) years in a row, according to ANEEL regulation, will feature defaults in relation to the financial and economic management; and

10 Under the Seventh Sub-clause of clause Twelfth

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II. That the breach of the overall annual limits of collective continuity indicators for 3 (three) consecutive years will feature, as regulation of ANEEL, defaults in relation to the continuity of supply.

In paragraph one of Sub-clause Fourteen of the Twelfth Clause, there is the discipline that ANEEL will set the minimum parameters in the aforementioned item I prior to the start of five-year periods. In the second paragraph, there is discipline in the sense that ANEEL will set the limits described in item (II) prior to the start of five-year periods.

The Fourth Sub-clause of the First Clause of Annex II (regarding the efficiency in provision of the distribution service) also provides for the concession termination due to non-compliance with the efficiency criteria regarding the quality of the provided services for two consecutive years during the trial period or in the year 2020 according to the Twelfth and Fourteenth Clauses of the CONTRACT.

These rules show the concern with the Granting Authority with the observance by the Concessionaires of indices of quality of the service provided and those related to financial and economic management of the Concessionaires during the concession CONTRACT. However, by impact on CONTRACT maintenance, it must be the object of evaluation in decision making of the company, taking into account that such parameters are not yet set.

H. Commitments of the controlling partner (s) (Thirteenth Clause)

A relevant aspect in the decision making of the company's consideration about the provisions of the Thirteenth Clause, which deals with the commitments of the partner (s), behold, according to his first, the partner controller Sub-clause states its acknowledgement and compliance, without any exception, to the conditions of the CONTRACT.

In Sub-clause Third of the Thirteenth Clause, there is the prediction that the partner controller signs the CONTRACT along with the Concessionaire as intervener and guarantor of the obligations and charges defined in the CONTRACT.

Indeed, the importance of this Sub clause is the possibility of imputing responsibility of Eletrobras by any debt of the Concessionaire with the power Grantor or ANEEL, the payment

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of fines provided for in the First Sub-clause of clause Tenth.

As for the legal possibility of Eletrobras renumbered as intervener guarantor in their distribution CONTRACTS, we must note that Eletrobras has as purpose, among others, to provide assurance, in the country or abroad, in favor of public service utilities under its control, as has the item III11, Article 4 of your Social Status, reason is licit the prediction in comment.

Furthermore, it is to be taken into account in decision making the provisions of Sub clause Wednesday 13th clause, like this:

"Fourth Sub-Clause – the CONTROLLING PARTNER (S) agrees, jointly and severally, in non-reversible and irrevocable character to land annually at the Concessionaire, in up to 180 days of the end of each fiscal year, in the form of payment of share capital in cash or cash equivalents or the conversion of loans into capital liabilities, all of that failure occur to the achievement of the minimum economic and financial sustainability set out in clause Seventh whose completion of contribution will not configure default as to that metric."

Once again the CONTRACT demonstrates the concern of the Grantor with respect to the Concessionaire with the economic-financial sustainability indexes. By this clause, the Eletrobras undertakes to contribute annually on DISTRIBUTION resources, in the form of a capital increase in cash or cash equivalents, or by the conversion of loans into capital (debt capitalization), for non-compliance solution of the economic-financial sustainability indexes, whose act will not configure default by the Concessionaire with regard to financial sustainability metrics, which could push the Eletrobras in making capital injections in the DISTRIBUTORS in order to avoid the revocation of the respective concessions.

11 Art. 4th ELETROBRÁS is social object:

(...)

III – grant concessionary companies financing electric power public service under its control, and to guarantee, in the country or abroad, on your behalf, as well as acquire debentures issued;

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Thus, considering that these points are the decision-making, we highlight that they deserve careful analysis when making decisions on the matter.

I. Other provisions - waiver of pre-existing rights (Sixteenth Clause)

The Sixteenth Clause has legal relevance and so its Single Sub-clause:

The celebration of this ADDITIVE TERM terminates for all intents and purposes the clauses and sub-clauses of the CONCESSION CONTRACT no. XXX/XXXXX-ANEEL, XX XXXXXXX XXX, and other additives signed prior to this ADDITIVE TERM, without prejudice to the rights and obligations arising from the CONTRACT no. XXX/XXXX-ANEEL, XX XXXXXXXX XXXX, except those that conflict with the law no. 12.783/2013 with the Decree no. 7.805/2012, with Decree No. 8.461, 02 June 2015 or with the provisions of this ADDITIVE TERM.

Single Sub-Clause – At the signing of this ADDITIVE TERM, the DISTRIBUTOR accepts the extension conditions established in this legal instrument, as well as the provisions of law No. 12.783/2013, in Decree No. 7.805/2012 and in Decree No. 8.461, June 02, 2015.

The Clause under review intends to discipline the command in Art. 11, Paragraph 412 of Law 12.783/2013, in which the extension additions contain device providing for renunciation, by the Concessionaire, to any pre-existing rights conflicting with the matters herein.

However, it turns out that there is no express waiver of prediction, so that it can be interpreted that the CONTRACT does not rule the waiver. This interpretation is supported by Art. 11413 of the CC.

12 Art. 11. The extensions referred to in this law shall be required by the dealer, with minimum antecedence of 60 (60) months of the end date of the contract or concession Act, subject to the provisions of Art. 5.

[...]

§ 4 the concession contract or the term additive shall contain a waiver clause to any pre-existing rights that contradict the provisions of this law.

13 Art. 114. The legal transactions beneficial and renunciation interpret strictly.

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When it comes to interpreting that clause includes the waiver of rights, it must be said to the purpose of the legal viability of the Act that one must consider that mixed-economy companies like Eletrobras and the DISTRIBUTORS are subject, in the operation of their order activity, predominantly to the legal framework of private law. In this bias, the operation to extend the lease subject to the waiver of pre-existing rights is held by the statement of the will of those parties involved aligned with the enshrined principle of autonomy of the will.

However, although it involved waiver of rights of patrimonial nature, it is also true that State-owned enterprises respond to the public interest, which justified its exceptional creation and economic intervention, a fact that attracts the incidence of principles to the legal regime of the administrative people, such as the principles of the supremacy and the unavailability of the public interest.

Soon, the intended extension will only be legitimate when it is the best way to satisfy the public interest, understanding by the Supreme Court, e.g., in the midst of extraordinary appeal 253.885-0/MG14.

Under the legal perspective, it emphasizes that the extension of the concession proposed herein must be justified and documented, proven by the Administration as appropriate and necessary business for serving the public interest.

Nonetheless, in the case of Eletrobras, the analysis around the advantages of the operation should not rely solely on public interest surrounding the activities of any State-owned company, but must also be taken of the interests of minority shareholders, especially in earning profits and based on this premise the Government captured the private savings that are necessary for the company's capitalization.

J. Conditions for extension (Eighteenth Clause of the Contract)

Finally we alert to the provisions of Clause Eighteenth and its First Sub-clause, whereby the Concessionaire shall comply, for a period of five years starting on 01.01.2016 to the extension conditions defined in Annexes II (concerning the efficiency in providing distribution service) and III (concerning the efficiency in economic and financial management), and the non-

14  “[...] However, there are cases in which the principle of unavailability of public interest must be mitigated, especially when you have a view that the solution adopted by the Administration is the best answer to the finalization of this interest.”

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compliance of any of these conditions for two consecutive years or the end of the five-year period will result in the concession termination according to the provisions of the CONTRACT.

At this point, we believe that this clause must be interpreted in conjunction with the other provisions of the CONTRACT, since the CONTRACT provides for measures and deadlines to sanitize any breach of the conditions.

Of all sorts, this is more relevant point to be considered in the decision-making process regarding the matter.

Therefore, we conclude the analysis of the relevant Clauses, under the legal perspective, in decision making regarding the extension of the concession.

Alienation of equity interest of CELG-D

The hypothesis of sale of share control of CELG-D has already been suggested by the parties when concluding the promise of purchase-sale of shares upon Transfer of the right of preference, celebrated in 0826/2014, hereinafter referred to as promise of purchase-sale of shares ("Promise"), in the Fifteenth Clause.

It is noteworthy that the clause 15.1.3 on the promise of purchase-sale of shares requires the party performing the sale of shares (privatization) must notify the other party by 3 (three) successive times, so that the other party agrees with the joint sale, the agreement must be manifested within 30 (thirty) days. Although the Celgpar is involved in the process of the transfer of the shares, it is aware of the form and time limits in which the acts are being performed for the privatization auction. There is a risk that Celgpar invokes such a clause and opposes obstacle to realization of the auction, in case the interregnum of 30 (thirty) days for their manifestation is not fulfilled, which must be assessed by the management bodies whenever conducting the auction.

Having said that, it is noted that the clause 15.1.6 the promise predicted that the sale of the controlling interest of CELG-D would be submitted to the rules of the national privatization Program ("SNES"), which was established by law No. 9.491/1997 and regulated by Decree No. 2.594/98.

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MEMO	Date: 11/18/2015 PJE-5415/2015

Thus, it was edited the Decree no. 8.449/2015 that included CELG-D in the PND and designated the National Bank of economic and Social Development ("BNDES") as responsible for hiring the services and provide the technical support necessary for the execution of this privatization. In this sense, the National Privatization Council Resolution ("CND") No. 7, 7/09/2015, authorized the BNDES to conduct the bidding process for hiring independent external audit service of the privatization process of CELG-D, as well as hiring directly the International Finance Corporation – IFC for the provision of the service of structuring the privatization of CELG-D.

The IFC led and coordinated the evaluation process of the company advised CELG D (i) Quantum, specializing in electric energy segment, which prepared the operating projections CELG D, including projections, revenue and operating costs and future investment; from these projections, the financial consultancy; (ii) Ernst & Young; and (iii) Accenture have developed independent evaluations from non-operational and financial assumptions. In addition, accounting and legal due diligence, which were also considered in the assessments.

At this point, we clarify that this Legal Department is not responsible for any value judgment about the final reports produced by these consultancies, not even about the outcome of the legal due diligence produced and valued separately whenever the decision on the matter.

Based on the final reports of the aforementioned consultants, the Chairman of CND according to Art. 12 of Decree No. 2.594/1998 c/c Art. 5, paragraph 4 of law No. 9.491/1997, issued the resolution, ad referendum of the CND, 11/18/2015, paragraph 11, which approved the conditions of privatization of CELG D and the minimum price of shares issued, for the purpose of disposal of corporate participation representative of its stock control, by auction, pursuant the Art. 4, paragraph 3, of law No. 9.491/1997.

In this way, under the clause "c" of item II of Art. 6 of law No. 9.491/1997 and "c" of item II of Art. 10 of Decree No. 2.594/1998, we have that the alienation of the shares of CELG - D shall comply with the conditions defined by the CND in the aforementioned resolution.

So, regarding the legal aspects of the conditions defined by the CND Resolution, these are in line with applicable legislation (Law No. 9.491/1997 and Decree No. 2.594/1998), in addition

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MEMO	Date: 11/18/2015 PJE-5415/2015

to the operational mode of privatization, sale of shares, and the minimum price determined on the basis of independent evaluations. We conclude that the resolution provides for the way in which it will offer to employees and retirees of CELG D. It deals with the surpluses; provides for the obligation of repurchase by the buyer; it defines the way it will provide financial settlement; provides legal restrictions to the transfer of shares; rules on the form that the diligence to the stakeholders and stipulates the relevant deadlines.

As for the liquidation of the operation, that is, the payment by BNDES of the proceeds of the sale of shares ownership of Eletrobras, the resources obtained must deduct the values relating to the discharge of the debts of Eletrobras before the Union, in the form of Art. 13, caput15, of law No. 9.491/97.

Furthermore, the resources to be transferred to the Eletrobras should be object of Exchange by National Treasury notes or loans and securitized the responsibility of national treasure, whose characteristics and powers shall be defined by Decree, as provided for in paragraph 116 of the Art. 13 of law No. 9.491/97.

We stress the need for the realization of General Assembly of shareholders of Eletrobras, by virtue of the provisions of Art. 41, item I17, your Social Status c/c Art. 15 of law No. 9.491/9718, that is to say, the general meeting is competent to approve the sale of shares of CELG-D, thus competent to approve the minimum price for its disposal.

Prior to the completion of the purchase and sale of shares, there shall be obtained prior consent of ANEEL, in the form of Art. 5, item I19, the normative resolution ANEEL n° 484/2012. Furthermore, the completion of the purchase and sale of shares is also subject to prior control of the Administrative Council of economic defense-CADE, in the form of Art. 8820

15 Art. 13. Observed the legal privileges, the holder of the resources from the sale of stock or goods should use them, as a matter of priority, in the discharge of your debts due and maturing before the Union.

16 §1 After the discharges referred to in the caput of this article, the balance of resources should be the object of Exchange by National Treasury notes or loans and securitized the responsibility of national treasure, whose characteristics and powers shall be defined by Decree.

17 Art. 41. In addition to the cases provided for by law, the general meeting shall meet whenever the Board of Directors see fit and, in particular, to deliberate on the following matters:

I-alienation, in whole or in part, of shares of the capital stock of Eletrobras or its subsidiaries;

18 Art. 15. The minimum price of sale of the shares must be submitted to the competent body of the holder of the shares.

19 Art. 5 prior approval by ANEEL depends on the transfer of direct and indirect corporate control:

I-public service delegate of generation, transmission and distribution of electricity;

20 Art. 88. Will be submitted to Cade by the parties involved in the operation of economic concentration acts in which, cumulatively:

(I) at least one of the groups involved in the operation have registered in the last balance sheet, annual gross revenues or turnover total in the country, in the year preceding the operation, equivalent or higher than R$ 400,000,000.00 (400 million reais); and

(II) at least one other group involved in the operation have registered in the last balance sheet, annual gross revenues or turnover total in the country, in the year preceding the operation, equivalent or higher than R$ 30,000,000.00 (thirty million reais).

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MEMO	Date: 11/18/2015 PJE-5415/2015

the law nº 12.529/2011. However, these regulatory restrictions are without prejudice to the decision of the Assembly of Shareholders, which shall act by approving the sale of the shares and minimum selling price.

With regard to the DEST, this office manifested itself on 8/16/2015 via e-mail attached to the subject, informing that it is not competent to issue pronouncement in privatization processes.

We should highlight that, among the relevant provisions to be included in the CONTRACT of sale to be concluded by the auction winner, there is the irresponsibility clause of Eletrobras for any active, passive and/or contingency in excess of any nature of CELG-D, as regards FUNAC, by its existence, resource availability, regularity, legality, nor for any act and/or fact FUNAC related, before or after the date of conclusion of the CONTRACT of purchase and sale of shares, and for any breach of the State of Goiás in relation to any obligation involving that Fund.

However, the CONTRACT of purchase and sale of stock consisted of this matter, recommending that it should be available for evaluation before its publication in auction, which must be negotiated by the directors of the company by the BNDES.

With respect to the difference between the acquisition value of the shares of CELG-D by Eletrobras and the price to be sold at the auction, is to say that it is the competent company accounting area check any tax implications to the hypothesis in question and adopt the appropriate measures.

Regarding the corporate commitments in relation to the extension of the concessions, according to the scholarly understanding of Doctors Modesto Carvalhosa and Nelson Eizirik in the contracted opinion (annex), given the importance of the matter and the provisions of Art. 121 of Law 6.404/1976, it is must be decided in the Extraordinary General Assembly.

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MEMO	Date: 11/18/2015 PJE-5415/2015

Regarding the sale of the shares of CELG-D, it must be submitted to the Extraordinary General Assembly of Eletrobras, preceded by deliberation by the Executive Board of Eletrobras and the Board of Eletrobras, as requires Article 41, item I21, the Articles of Incorporation of Eletrobras, c/c Art. 15 of law No. 9.491/9722.

Regarding the Management Proposal accompanying the matter,  which reflects the draft of the Board Resolution and will guide shareholders at the meeting to be held, with regard to the legal aspects of the recommendation contained therein, we observe only that a possible sale of the distribution companies should be subject to the rules of the National Privatization Program and that any contributions by shareholders will depend on the rules and procedures set out in Law 6,404/76 for the realization of capital increase.

Finally, we highlight the need for assessing the convenience and the appropriateness of dissemination of the extension of the concessions of the DISTRIBUTORS under control of Eletrobras and transfer of shareholding control of CELG-D, as well as their communication to the CVM and stock exchanges that trade securities issued by ELETROBRAS. It can be considered such an operation a material fact, in view of the provisions of article 2 , § 1, item III of CVM Instruction No. 358/200223. Thus, we recommend that the Distribution Board reports operations in advance to the investor relations area of ELETROBRAS24 in order to assess, where applicable, the appropriate time for the communication of material information to the market, and moreover, the judgment administrators merit as its immediate disclosure,

21 Art. 41. In addition to the cases provided for by law, the general meeting shall meet whenever the Board of Directors see fit and, in particular, to deliberate on the following matters:

I-alienation, in whole or in part, of shares of the capital stock of Eletrobras or its subsidiaries;

22 Art. 15. The minimum price of sale of the shares must be submitted to the competent body of the holder of the shares.

23 "Art. 2 it is considered relevant for the purposes of this instruction, any decision to controlling shareholder, resolution of the general meeting or of the management bodies of the company, or any other act or fact of a political-administrative, technical, business or economic-financial occurred or related to your business that can influence so considerately:

(...)

Sole paragraph. The definition of the caput, are examples of potentially relevant act or fact, among others, the following:

(...)

III-conclusion, amendment and termination of a shareholders ' agreement in which the company is a party or intervener, or that has been recorded in the book of the company;"

24 Second requires the CVM Instruction No. 358/2002 in his Art. 3rd, verbis:

"Art. 3 Meets the investor relations send to CVM, through electronic system available on CVM's page on the World Wide Web, and, if appropriate, the stock exchange and OTC market entity where the securities issued by the company are admitted to trading, any material act or fact occurred or related to its business as well as ensure its wide and immediate dissemination simultaneously on all the markets where such securities are admitted to trading."

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MEMO	Date: 11/18/2015 PJE-5415/2015

should this endanger the legitimate interest of the company.

Thus, respected the judgment of merit25 considering the favorable positions of competent departments, we approve the REDEX and the drafts of the resolution and proposed management.

For consideration by the upper levels.

Fernanda Maria Vieira Lima Schuery Soares                                               Head of PJE

25 In Brazilian Administrative Law, MEIRELLES, Hely Lopes, São Paulo, Ed. Malheiros, 29th ed., pp. 152/153: “(...) The administrative merit constitutes, therefore, on valuation grounds and in the choice of the object of the Act, made by the Administration responsible for its practice, when authorized to decide on the convenience, opportunity and justice In "Administrative Law,” GASPARINI, Diogenes, São Paulo, Saraiva, 9th Edition, 2004, p. 94: "are the Discretionary administrative acts of the Public Administration as one of the behaviors that the law prescribes. So, it is up to the Government to choose said behavior.

This choice is done for convenience and opportunity criteria, IE. There are convenience whenever the Act interested, you might want to or meets the public interest. There is opportunity when the Act is practiced at the right time to satisfy the public interest."

18

MEMORANDUM	Date: 11/24/2015 PJE - 54972015

From:             Fernanda Maria Vieira Lima Schuery Soares - Head of the PJE

To:                  Paula Prado Rodrigues Couto – Head of the DFR

Subject:         Review of Management Proposal, Notice, REDEX and Resolution regarding the 164th Extraordinary Shareholders Meeting of Eletrobras

Reference:    DFR Memo No. 075/2015

                   EMP No. 2015/1673

We are writing you again, in order to approve this PJE and obtain the respective seal, for the documents related to the 164th Extraordinary Shareholders Meeting of Eletrobras, in view of the document from ANEEL 682/2015-SFF/ANEEL, received on that date, not approving the renegotiation of CELG D's debt, in foreign currency, in relation to the Itaipu Account, to be converted into national currency, with monthly compensation according to the variation in the SELIC (Special System for Settlement and Custody) rate and payment no later than 120 (one hundred twenty) months, taking into account the grace period and amortization, as provided for in Article 11 of Law 13182/2015, of November 3, 2015, which, according to IT GDF/DFN 003/2015, has an impact on the information contained in the Management Proposal draft, Notice, Board of Executive Officers Report and Board of Executive Officers Resolution for the convening of the 164th Extraordinary Shareholders Meeting of Eletrobras.

In this regard, considering the information contained in the aforementioned IT GDF/DFN 003/2015, according to which the non-renegotiation referred to above has an impact on the evaluation of CELG D and, consequently, on the stated value from which the benefit of the renegotiation must be deducted, which alters the aforementioned documents, in addition to changes made to the documents which are strictly financial in nature, and thus we do not see any legal obstacles in them.

We simply reiterate our understanding stated in PJE Memorandum - 5415/2015, regarding the Management Proposal draft which accompanies the material, which reflects the Board Resolution draft and will assist shareholders in the meeting to be held, that only a possible sale of the distributors would be subject to the rules of the National Privatization Program and that any contributions from shareholders, in turn, will depend on the rules and procedures set forth in Law No. 6404/76 to carry out a capital increase.

Therefore, as far as the judgment of merit1, considering the favorable positions of the competent departments, the REDEX and drafts of the Resolution and Management Proposal are approved.

Fernanda Maria Vieira Lima Schuery Soares

Head of the PJE

1 In Direito Administrativo Brasileiro, MEIRELLES, Hely Lopes, São Paulo, Ed. Malheiros, 29th edition, page 152/153: “(...) The administrative merit lies predominantly, therefore, in the appraisal of the motives and choice of the object of the act, made by Management, assigned under its practice, when authorized to decide on the convenience, timeliness and fairness of the act to be performed.

In “Direito Administrativo”, GASPARINI, Diógenes, São Paulo, Saraiva, 9th edition, 2004, p. 94: "In terms of discretionary acts, these are administrative acts by the Public Administration in accordance with the behaviors established by law. It is therefore up to the Public Administration to choose said behavior.

This choice is made based on the criterion of convenience and timeliness, i.e., by merit. It is convenient whenever the act is of interest to, suits or meets the public interest. It is timely whenever the act is performed at the right time to meet the public interest."

1

IT GDF/DFN- 001/2015

Technical Information
 (reserved use)

Title

Economic-financial projection of P & L and Cash Flow for a new concession period; Calculation of liquidation cost, economic and financial feasibility of the extension of the concessions, pursuant to Decree No. 8461 of June 2, 2015, of Technical Note no. 0175/2015- SCT- SFE- SFF- SRD- SRM/ANEEL of the Draft Contract, published in the DOU on 10/20/2015 and its advantages for the shareholder.

Subject	Extension of EDE Concessions
Authors	Oscar Alfredo Salomão Filho, Felipe Baptista da Silva, Frederick Pinto Eccard, Marcos Barreto de Faria Pinho.
Contact	fnp@eletrobras.com
Company	Distributors
Category	Economic-financial analysis
Keywords	Distributors, cash flow, concession.

Data: 11/11/15 IT GDF / DFN - 001/2015

1.    OBJECTIVE

This Technical Information document has as its objective to project for the next thirty years the Profit and Loss Statements of the Periods - P & L and Cash Flows for a new concession period, calculation of the liquidation cost, economic and financial feasibility of the extension of the concessions, pursuant to Decree No. 8461 of June 2, 2015, of Technical Note no. 0175/2015- SCT- SFE- SFF- SRD- SRM/ANEEL of the Draft Contract , published in the Diário Oficial da União - D.O.U. [Official Journal of the Union] on 10/20/2015 and its advantages to the shareholder, of each of the seven distributors of Eletrobrás- EDE. For this purpose, we used spreadsheets and concepts defined for the 4th cycle of reviews, in conformance with the established methodologies.

In addition, we propose to present the liquidation cost, to verify the economic-financial feasibility of the extension of the concessions and their advantages to the shareholder.

2.    METHODOLOGY

The calculation methodology used in the study of economic feasibility of this technical information is discounted cash flow. The cash flow adopted was the cash flow of the firm or FCFF discounted by the weighted average cost of capital or WACC, from the value determined we deduct the net debt to arrive at the final value of the company.

3.    ECONOMICAL AND FINANCIAL PROJECTIONS AND CASH FLOW

The starting point of this work, for the case of the Distribution Companies of the States of Acre, Amazonas, Alagoas, Piauí, Rondônia and Roraima, was the analysis of the financial statements of December 2014 and June/2015. For comparison purposes, the P & L's of 2012 and 2013 were also used. As a basis of the work, the information was used from the Tariff Readjustment Index of 2014 and 2015, for this last year. The Acre and Rondônia distributors still have no data available. Additionally, the Extraordinary Tariff Review- RTE that occurred in March 2015 was also considered.

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Data: 11/11/15 IT GDF / DFN - 001/2015

This study considers the Cash Flow Projections and the P & L's of seven Eletrobrás Distribution Companies for the full period of the addendum of the concession agreement – thirty years, i.e. until 2045.

DISCLAIMER

It is worth mentioning that for the case of Distribution Companies of the States of Acre, Amazonas, Alagoas, Piauí, Rondônia and Roraima the basic data and key operating assumptions adopted in the projections by the year 2019 was defined by the Distribution Directorate - the Eletrobrás Distribution Directorate, in accordance with Memorandum DD-016/2015, of 9/4/2015. The data sent by the Distribution Directorate for all thirty years of the concession was used only for the market assumptions.

With regard to the economic and financial model, the simulations were developed by the Financial Directorate - FD, whose representatives are signatories of this Technical Information.

In this manner, the responsibility for reliability of the information, operating assumptions, modeling and calculations is structured as follows:

      I.        Financial Directorate: responsibility for the development of economic-financial modeling and simulation of results.

    II.        Distribution Directorate: responsibility for projections concerning the perspective of operational development in relation to the items listed below, submitted formally, through a Memorandum.

Period from 2015 to 2019

- Market (until 2045);	- Investments;
- Number of consumers;	- Km of grid;
- Losses (%);	- Non-payment (Doubtful Accts)
- PMSO (up to 2020);	- CFF and Subrogation.

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Data: 11/11/15 IT GDF / DFN - 001/2015

Validation of Quantum - Specialists in Regulation of Public Services

In the month of October 2015, there was a validation of the modeling used in the studies (made for the Distribution Companies in the States of Acre, Amazonas, Alagoas, Piauí, Rondônia and Roraima) by Quantum- Specialists in Regulation of Public Services, contracted by the Distribution Directorate for this purpose. The validation was made in order to update the modeling in relation to the methodologies of the 4th Cycle of Tariff Reviews, mainly for costing - PMSO, X factor and their Trajectory components - T and Productivity- Pd. There was also a review of the volume of investments and of other less relevant topics.

In conformance with Technical Note No. 401/2015- SRM/SGT/ANEEL, in the Fourth Cycle of Tariff Reviews, recognition of additional compensation for investments made with Special Obligations was taken into consideration.

Also, the formulas used to calculate the annual payments of the Regulatory Asset Base - RAB, relating to rents, vehicles and IT systems were updated in relation to the methodology of the 4th Cycle of periodic tariff reviews - RTP

Both the professionals in the Financial Directorate of Eletrobrás, as well as in Quantum , in an express manner, considered that the assumptions proposed by the Distribution area and considered in the modeling, as aggressive and challenging, mainly because they involve companies subject to Law 8.666/93 and the entire legal and institutional difficulty of quantitative reduction of Personnel, which has been made through the incentive plan for early departure. The assumptions proposed by the Distribution area constitute an unprecedented scenario in the history of these companies, however, one possible scenario, although still considered challenging even when compared with recent business recoveries in the sector, as was the case of the Maranhão distributor, CEMAR.

On the other hand, the option of liquidating the company, instead of extending the concession itself is a drastic decision. So we would only choose this decision, being optimistic in the economical and financial and operational assumptions. Nevertheless the results indicate that liquidation is the least favorable option for the shareholder.

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Data: 11/11/15 IT GDF / DFN - 001/2015

With regards to the case of Celg D, since it is in the midst of the privatization process, the economic and financial valuation accepted was that made by consultants hired by the BNDES in the context of the privatization process. The assumptions used in the study will be detailed later throughout this document.

Below, the common assumptions used in the projections of Cash Flow and P & L's of all Eletrobrás Distribution Companies will be presented, except for Celg D which will be presented separately in the chapter dealing with this company.

Before this we will address, separately by company, the assumptions used exclusively for each of the EDE, including Celg D.

It should be emphasized that in the annex to this Technical Information, the Cash Flows and P & L, projected annually, are detailed for the seven Eletrobrás Distribution Companies, explaining the needs for future contributions of capital to be made by Eletrobrás.

Finally, it should be noted that in the current economic climate Eletrobrás Holding does not present the financial capacity for the execution of large capital contributions indicated in this study, and, additionally, the Budget Planning Department (BPD) has reported that the amounts destined for Capital Contributions to the Distribution Companies are not in the proposal of the 2016 Global Expenditure Program (2016 GEP) sent to the DEST.

4.            Common assumptions of the Distribution Companies in the States of Acre, Amazonas, Alagoas, Piauí, Rondônia and Roraima.

- CFF (revenue and expenditure): Law No. 12.111/09 regulates subsidies relating to isolated systems and the transition of these markets to the interconnected system. In its contents the law determined that the cost of energy in the north region, greater than the cost of the interconnected system, will be subsidized by the difference between the total cost of generation and the average of all auctions conducted in the interconnected market or Regulated Contracting Environment - average RCE. With this the total cost of the contract is calculated and that which exceeds the average RCE will be compensated by the Compensation of Fossil Fuel fund - CFF.

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Data: 11/11/15 IT GDF / DFN - 001/2015

In the projected Cash Flow and P & L's, part of the costs in relation to the purchase of energy/power generation is covered through the tariff. On the other hand, this part of the costs comes in as expenditure for purchase of energy. The remaining part of the total acquisition cost of energy, whether arising out of purchase or its own generation is subsidized and reimbursed by the CFF/CDE. However, for reimbursement, the ANEEL considers, among other things, the level of efficiency of the machines and the regulatory level of non-technical losses, to the detriment of effective non-technical losses.

In this manner, in the projections, we considered: (i) disallowance of efficiency of machines; (ii) effective losses versus regulatory losses, leading to destruction of value in the first 5 years and neutrality from 2020 in four Eletrobrás Distribution Companies that operate in isolated systems.

This post-2020 neutrality is assumed to be regulatory and legal changes to improve the modeling and also less dependence of companies in the northern region, in relation to thermal power generation, due to the higher level of integration to the interconnected system and termination of contractual deadlines of current contracts still celebrated in the isolated system.

- Evolution of Section A: the tariff of a distributor is composed by Section A and Section B, in addition to the Financial Components. In Section A are listed the costs considered uncontrollable (sector costs, transmission costs and purchase of energy costs) and in Section B are manageable costs (operating cost, depreciation of assets and remuneration of the investment). As the non-manageable costs are contained in Section A, it is considered neutral. For the projections, it was considered that section A evolves only in conformance with inflation and the market.

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Data: 11/11/15 IT GDF / DFN - 001/2015

- Evolution of Section B: in conformance with inflation, market (number of consumers and km of grid), RTP, X factor, investments and impact of monetary restatement of Fixed Assets in Service- FAS. It was furthermore considered that the ANEEL would accept that 95% of the investments in the electric system would be incorporated as regulatory assets in the Remuneration Base of the Eletrobrás Distribution Companies, a percentage considered as the benchmark of private companies. For the X factor and coverage of Regulatory Operating Costs, the methodology of the 4th cycle of periodic tariff reviews was adopted in the worksheets with contributions from Quantum Consulting.

- CVV and other financial components: the Compensation for Variation of Values of items of section A- CVV considered in the projections was that provided in the Tariff Readjustment Index of 2014 and 2015. For the other tariff adjustments, values were not estimated. For the other financial components, other than the 2014 and 2015 Tariff Readjustment Index, CDE subsidy values1 were already considered for the Eletrobrás Distribution Companies of the States of Amazonas, Roraima and Acre, for the entire period of the analysis, without monetary correction. The subsidy resources are received monthly by each of these three distributors and discounted by the same value in the tariff readjustment as a financial component.

- Fixed Assets: as with the majority of Eletrobrás Distribution Companies, there is a very high outstanding balance of fixed assets in progress, i.e., works in progress or completed that have not yet been “unitized,” the assumption was adopted for the Distribution Companies of the States of Alagoas, Piauí, Acre, and Rondônia that in 2015 the amount equivalent to investment this year will be transferred to fixed assets in service, and in 2016, 60% of the balance of fixed assets in progress would be unitized, and accordingly, included in the Remuneration Base of the Distributor. For other years, the assumption of the acceleration curve of fixed assets in relation to the balance of work was adopted, as shown in Graph 4, below:

1 In accordance with section VIII of art. 13 of Law no. 10.438/2002, with the wording given  by Law no. 12839, of July 9, 2013, and pursuant to Decree No. 7891, of January 23, 2013, the CDE must provide resources to compensate for the effect of non-adherence to the extension of the power generation concessions in order to ensure the balance of the reduction of tariffs of distribution concessions dealt with in  art. 1, § 2, of Law no. 12.783/2013.

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Data: 11/11/15 IT GDF / DFN - 001/2015

Graph 4-I

Acceleration curve of fixed assets in relation to the balance of work

For E.D. Amazonas, it was also considered that in 2015 the amount equivalent to investment this year will be transferred to fixed assets in service, but unlike other Eletrobrás Distribution Companies in 2016, it is unitizing 85% of the balance of works in progress, in 2017 95% and attaining 100% in 2018.

For E.D. Roraima, it is considered that, from 2016, 100% of the balance of the work in progress will be already be unitized.

- Debt: The Distribution Companies of the States of Acre, Amazonas, Alagoas, Piauí, Rondônia and Roraima have almost 100% of their current debt with Eletrobrás (Ordinary Resources - OR) and with the RGR Fund (administered by Eletrobrás). Therefore, for the simulation of the debt service in the Cash Flow and P & L projections used in the position as of 6/30/2015 and the information passed on by the Investment Department- DFI Eletrobrás, which administers those contracts. For the contract of transfer of resources, arising from financing with the World Bank an average cost of 10.18% per annum, which reflects the cost of contracts for transfer of resources from this financing, was adopted between Eletrobrás and each of the Eletrobrás Distribution Companies. As an assumption passed on by the Board of Directors of Eletrobrás, the criterion was adopted to capitalize the Ordinary Resource debts of the Eletrobrás Distribution Companies in the year 2016.

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Data: 11/11/15 IT GDF / DFN - 001/2015

- Loans: new loans are conditioned of the Index for Coverage of Debt Service - ICDS being greater than 1.3 times, a condition adopted by BNDES for granting financing. This means that in years in which EBITDA minus income tax and social contributions is 1.3 times higher than the debt service (interest and amortization), the distributors would be able to take out loans, under the conditions of the BNDES, for 65% of the investments made that year, according to the conditions set out in the table 4- I, as follows:

Table 4-I

Conditions of loans to finance expansion (65%)

Financial cost Basic remuneration of the BNDES Credit risk rate Adopted Cost Time Period	TJLP 1.5% p.a. From 1.0% to 4.18% p.a Approximately 9.5% p.a. 12 + 60 months

- Acknowledgement of Debt Agreements - ADA: due to difficulties for the CDE/CFF Fund, a significant volume of resources was not passed on to the distributors to cover the higher cost of energy in isolated systems. With this occurring, the Eletrobrás Distribution Companies did not pay Petrobrás Distribuidora/BR and Cigás a number of invoices for gas and fuel oil. Therefore, debts were generated from Eletrobrás Distribution Companies with Petrobrás and Cigás and from the CDE/CFF fund with the Eletrobrás Distribution Companies in the northern region. In order to regularize the payments, Acknowledgement of Debt Agreements - ADA were signed between Petrobras and the Eletrobrás Distribution Companies, with the guarantee of Eletrobrás, as well as the credits recognized by the CDE, given as a guarantee, according to Table 4- II, below:

Table 4-II

Acknowledgement of Debt Agreements (CDC)

Eletrobrás Distribution Companies of the North Region
Balance of Payments of Acknowledgement of Debt Agreements - ADA
	1st ADA				2nd ADA
Company	R$(Amounts) Debt	Payment Period	1st CDE Guarantee	2nd CDE Guarantee	R$(Amounts) Debt	Payment Period	1st CDE Guarantee
Amazonas	7,201,727,269	120	3,101,476,251	1,696,272,320	2,119,38,660	18	1,858,846,403
Rondônia	1,018,862,038	120	1,027,373,669	462,627,654	911,419,439	18	562,373,780
Acre	247,526,038	120	61,343,696	94,407,876	111,807,950	18	66,122,968
Roraima	133,500,926	120	69,364,383	44,816,141	114,196,664	18	72,356,048
Total	8,601,258	-	4,259,557,999	2,296,123,991	3,356,762,713	-	2,559,699,199

(*) 2nd ADA is in the process of signature

9

Data: 11/11/15 IT GDF / DFN - 001/2015

5.     Study for E.D. Alagoas: Present Value of Cash Flow x Liquidation Cost

5.1.        Assumptions adopted in Projections of P & L's, Cash Flow (CF), Present Value of Cash Flow

- Investments: up to the year 2019, the total invested by the distributor was provided by the Distribution Directorate, segregating the investments in the electrical system, the “Electricity for All” Program investments, CFF subrogation investments and other investments. From 2020, the assumption of investing 50% of the depreciation quota of the previous year (replacement investment), plus the investment for expansion, based on the cost of the kilometers of grid added annually was adopted. For E.D. Alagoas, the cost of kilometer added calculated through investment information contained in Distribution Development Plan - DDP, of R$ 149.1 thousand per kilometer added in the year 2020, was adopted. For the following years, this value was only corrected for inflation for the period. Below, in Graph 5- I, the projected investment curve for E.D. Alagoas is shown, in this study, at current prices, according to the macroeconomic assumptions adopted.

Graph 5-I

E.D. Alagoas.: Projection of Investments in R$ millions

10

Data: 11/11/15 IT GDF / DFN - 001/2015

- Growth of the Market, Number of Consumers and km of grid: with regard to projections for the consumer market of E.D. Alagoas, measured by MWh, the information provided by the Distribution Directorate was adopted in full. The number of consumers and km of grid were provided by the Distribution Directorate up to the year 2019. From that point forward, for the number of consumers, a proportion of the market as measured by the average growth for the 2012- 2019 period and for km of grid, a proportion of the growth in the number of consumers also for the 2012- 2019 period is used. I.e., the number of consumers is a fraction of the market growth and the km of grid added annually are a fraction of the number of consumers. Below in Graph 5- II, the projected growth rates for E.D. Alagoas, in this study, for the sales (market), number of customers and grid perimeter are shown.

11

Data: 11/11/15 IT GDF / DFN - 001/2015

- Operating costs: in the year 2014 it was calculated that the E.D. Alagoas was 8% above the regulatory PMSO. Therefore, from 2015, the assumption was adopted that the operational costs of the distributor would evolve as follows: P (personal), M (materials), S (third party services) and O (other costs) until the year 2020 would grow only corrected for inflation. This assumption was necessary due to the high X factor (4.12%), projected for the 4th cycle of the RTP, which in fact will require the company to make an effort to reduce its operating costs.

From 2021 growth of the P by the rate of inflation and real growth equivalent to 90% of the annual increase in the number of consumers are projected, and the MSO (Material, Services and Other) will grow also by inflation and real growth is equivalent to increasing the perimeter (in kilometers) of the grid. When the estimated annual PMSO of the Eletrobrás Distribution Companies reaches 5% below operating costs, this regulatory percentage will be frozen until the end of 2045. In the case of E.D. Alagoas, the PMSO of the Distributor is established at 95% of the regulatory operating costs from 2022, remaining at that level until 2045, and the actual PMSO of the distributor is a function of the regulatory operating costs. In summary, E.D. Alagoas has its trajectory initially 8% above regulatory costs, reaching the efficient level in 2017, and achieving 5% below the regulatory level in 2022 and remaining at that level until 2045, as shown in the following table. On average, the PMSO of E.D. Alagoas will be 3% below the regulatory level for the entire 30 year period of the concession. Below, in Table 5-1 and Graphs 5-III and 5.IV, the projected trajectories of the expenses of costing for E.D. Alagoas, in this study, are shown.

Table 5-I

E.D. Alagoas: Trajectory of the Effective PMSO x Regulatory PMSO (%)

	2014	2015	2017	2022	2045	Average
PMSO perform. /reg.	8%	9%	0%	- 5%	- 5%	- 3%

12

Data: 11/11/15 IT GDF / DFN - 001/2015

Alagoas
Regulatory PMSO (*) x Effective PMSO
(*) includes 50% CAIMI
2,500
2,000
1,500
1,000
500
-
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045
Regulatory PMSO + 50% CAIMI
PMSO

Alagoas
Regulatory PMSO (*) x Effective PMSO
(*) includes 50% CAIMI
400
350
300
250
200
150
2014 2015 2016 2017 2018 2019
Regulatory PMSO + 50% CAIMI
PMSO

13

Data: 11/11/15 IT GDF / DFN - 001/2015

- Loss of energy: In 2014, the distributor observed a level of non-technical losses of 14.5%, 70% above the regulatory level determined by the ANEEL for that year, which was 8.5%. As an assumption, the trajectory of non-technical losses provided by the Distribution Directorate up to 2019 was adopted, arriving in this last year at 4.7%. Additionally, as an assumption, it was also established that the level of technical losses and losses in the Basic Grid remain unchanged, so any reduction in the level of losses will be through the non- technical portion of the loss, both in regulatory2 losses as well as in the actual losses of the distributor. Therefore, when the non-technical losses of E.D. Alagoas are less than the regulatory losses, the values would be equalized by the end of 2045, which in this case occurred in 2019. Below, in Graph 5-V, the Trajectory of Non-Technical Losses compared to the Regulatory Non-Technical Losses, projected for E.D. Alagoas is shown.

Graph 5-V

E.D. Alagoas.: Trajectory of Non-Technical Effective Losses x Regulatory Losses (%)
2014- 2030 Period

2 Regulatory losses determined by the ANEEL are established at each tariff review, through the establishment of basic grid losses, technical losses, calculated on each item of equipment of the distributor and non-technical losses on the Low Voltage market. The regulatory agency sets the trajectory for the level of losses for the entire period between tariff reviews, for which the next is scheduled for this August 2017.

14

Data: 11/11/15 IT GDF / DFN - 001/2015

- Bad Debt: for this assumption, the bad debt obtained in the year 2014 as provided by Distribution Directorate, which for E.D. Alagoas is 8.8% was adopted as a starting point. From that starting point, a trajectory was projected with a linear drop until the year 2025 (2.7%), with it remaining at that level until the end of the concession. The goal of 2.7% for the bad debt to be attained in 11 years was adopted as the level of on-going bad debt, observed between 49 and 60 months. Except for the incidence of on-going bad debt, also known as Unrecoverable Revenue, other resources not collected in a timely manner due to non- payment are recovered after three years.

Below in Graph 5- VI, the reduction curve for bad debt adopted in relation to the revenue from supply is shown.

-       Remuneration base: as stated earlier, the assumption was used that 95% of the investments in the electrical system have been added to the Regulatory Remuneration Base - RRB of E.D. Alagoas, which evolved according to Table 5-II below. Note the strong evolution of the RRB, which practically doubles between 2013 and 2017 and again rises significantly in 2022:

15

Data: 11/11/15 IT GDF / DFN - 001/2015

Table 5-II

E.D. Alagoas.: Trajectory of Regulatory Remuneration Base (R$ thousands)

	2013	2017	2022	2027	2032	2037	2042
Gross remuneration base	1,086,416	1,716,544	2,689,556	3,665,228	4,957,433	6,673,663	8,929,577
Net remuneration base	443,837	826,124	1,302,029	1,532,546	1,746,414	1,918,564	1,988,751
Balance of RGR PLPT	51,641	70,002	87,235	108,711	135,473	168,824	210,386
Balance of RGR Other Investments	160,284	217,272	270,760	337,416	420,482	523,997	652,996
Regulatory Reintegration Quota - RRQ	43,131	68,147	106,775	145,510	196,810	264,944	354,504
Depreciation Rate	3.97%	3.97%	3.97%	3.97%	3.97%	3.97%	3.97%
Remuneration of capital	32,845	74,942	126,838	147,015	163,152	171,680	164,592
Remuneration over Net Base	7.40%	9.07%	9.74%	9.59%	9.34%	8.95%	8.28%

- Loans and Contributions: in the cash flow projection, loans only occur when the ICDS is greater than 1.3 times. Once this level is attained, 65% of annual investments are financed under the long- term conditions of the BNDES. On the other hand, when the distributor is not able to finance or to obtain the cash minimum of R$ 30 million, shareholder contributions are necessary. Below is a table showing the need for contributions and projected annual financing until the year 2024. For the following years, the need for new contributions is not foreseen, however, the projection of loans for investment remains. As can be seen below, with these assumptions, E.D. Alagoas will need contributions from shareholders of R$ 604 million, 100% of this total between 2016 and 2018. It should be considered that the value of the Ordinary Resource debt converted into capital in 2016 (917.5 million R$) is outside of this calculation, i.e. the value of R$ 604 million would constitute an extra need for contributions of capital.

Table 5-III

E.D. Alagoas. -  Projection of Loans and Capital Contributions until 2024

Loans and contributions
R$ Millions

2015 -	225	0	2020 -	68	0
2016 -	154	231	2021 -	70	0
2017 -	9	341	2022 -	73	0
2018 -	0	32	2023 -	77	0
2019 -	81	0	2024 -	81	0
	Total Loans		837
	Total Contributions		604

16

Data: 11/11/15 IT GDF / DFN - 001/2015

- Conditions of Economic-Financial Sustainability: for the extension of the concession contracts of the distributors, the ANEEL adopted economic and financial constraints that imply shareholder contributions and the possibility of forfeiture of the concession. The “quality” factor will be presented in a separate technical information document prepared by the Distribution Directorate. However, the economic-financial condition will be presented in this technical information document.

In the Addendum to the Concession Contract that extends for an additional thirty years the distribution concession, the ANEEL has established that in 2016 and 2017, the distributor has to obtain an adjusted positive EBITDA (generation of cash ); in 2018, the adjusted EBITDA has to be greater than the Regulatory Reintegration Quota - RRQ, which can be considered as the investment for replacement of assets; for the year 2019, the adjusted EBITDA has to be greater than the RRQ and still cover a fraction (80%/111%) of debt interest indexed to the SELIC; and, finally, in 2020 the adjusted EBITDA of the distributor has to be greater than the RRQ and still cover the debt interest, represented by the cost of the SELIC multiplied by the factor 111% and by the net debt. This information is illustrated in the following Graph 5-VII, with the number 1 being the year 2016 and the number 5 the year 2020.

Graph 5-VII

Conditions of economic-financial Sustainability 2016- 2019

As can be seen, with the assumptions used, the projection of the cash flow and the P & L of E.D. Alagoas indicate that the Distributor, in the simulations carried out, fulfills all the economical and financial requirements stipulated by the ANEEL, not obligating the shareholders to have to make additional contributions to meet the economic and financial criteria for the distributor. In table 5- IV below, the final line (“ANEEL balance requirement”) shows the surplus cash to meet the annual requirements of the regulatory body, i.e., for example, in 2020, the generation of cash (EBITDA) of ED Alagoas of R$ 186.6 million, is sufficient to replenish its assets (RRQ) of R$ 70.7 million and to cover 111% of the debt interest estimated at R$ 24.8 million, obtaining excess cash of R$ 91.1 million.

17

Data: 11/11/15 IT GDF / DFN - 001/2015

Table 5-IV

E.D. Alagoas.- Economic-Financial Sustainability Conditions (2016- 2020)

ED Alagoas	2015	2016	2017	2018	2019	2020
R$ Thousands		EBITDA > 0	EBITDA > 0	EBITDA - RRQ > 0
EBITDA	44,524	48,855	119,916	159,924	187,458	186,576
RRQ = Depreciation				(58,422)	(65,018)	(70,668)
80% Selic x Net Debt					(16,164)
111% Selic x Net Bet						(24,820)
Aneel Balance Requirement		48,855	119,916	101,502	106,276	91,088

It should be remembered that although the requirements of economic and financial sustainability of the ANEEL are met, as demonstrated in the item “Loans and Contributions,” the company demonstrates the need for contribution to its cash flow amounting to R$ 604 million by 2018, outside of the conversion of R$ 917.5 million in 2016.

5.2.        Present Value of Projected Cash Flow 2015- 2045

Based on the projected Cash Flow, in conformance with the assumptions described in previous topics, the value of the flow at current values was calculated, after removing inflation and being discounted by the discount rate (Weighted Average Cost of Capital - WACC) at constant prices, approved by Eletrobrás for power distribution companies, of 6.14%, with the Enterprise Value (Present Value of the assets) being calculated, from which the net debt was deducted, all values as of 6/30/2015.

The Present Value of the Cash Flow of E.D. Alagoas as of 6/30/2015 is listed in Table 5- V.

In addition, we are presenting as a guide the calculation of Present Value of the Assets, updated for June 2015, made by Banco Santander in the consulting work contracted by Distribution Directorate and prepared in 2013, which reduced the net debt of the company, resulting in the Present Value of E.D. Alagoas.

18

Data: 11/11/15 IT GDF / DFN - 001/2015

The updated paid-in capital of the company of R$ 1.88 billion, also with reference to the same date of 6/30/2015 is shown for quick reference.

As can be observed below, the value was achieved for the assets (Enterprise Value) of R$ 674.9 million, with R$ 579.5 million being cash flow from the Distributor over the 30 years of concession and R$ 95.4 million for reversal of non-depreciated assets at the end of the concession, brought to the present value. The net debt recorded in the balance sheet of June 2015 of R$ 1.2 billion, and the conversion of Ordinary Resource debt into capital (R$ 917.5 million) were added to the Enterprise Value, resulting in a total Present Value of R$ 391.3 million.

The resulting values of the update of the work of Banco Santander were equivalent to those found in this study, with a difference of R$19.7 million.

Table 5-V

E.D. Alagoas. – Present Value of Cash Flow as of 6/30/2015

Valuation (June 30, 2015)	Base Case	Santander 2013
PV of Cash Flow of the Company	579,469	388,288
PV of Reversible Assets 2045	95,425	266,876
EV - Enterprise Value	674,894	655,164
Net debt June 2015	(1,201,170)	(1,201,170)
Conversion of O.R. into capital	917,53	917,53
Net Debt June 2015	(283,617)	(283,637)
Total PV	391,256	371,526

It should be remembered that in order to achieve such a result contribution of capital will be necessary, as already mentioned, and just to emphasize this, we are showing again the capitalization according to Table 5- VI, below:

Table 5-VI

Alagoas
Need for Contributions R$ Millions
2016	231
2017	341
2018	32
2019	0
Total	604

19

Data: 11/11/15 IT GDF / DFN - 001/2015

It should be emphasized, as mentioned earlier, that the capitalization of Ordinary Resources in the amount of R$ 918.5 million is not considered in Table 5- VII above.

This result is configured due to the conditions of the company not meeting the regulatory limits defined in successive Tariff Reviews, the last being carried out in 2013 and the next to take place in 2017. The operating conditions can be summarized in Table 5- VII, below:

Table 5-VII

E.D. Alagoas

Principal operating conditions 2014 ➢ Non Technical Losses = 14.5% x 8.5% ➢ PMSO = 108% PMSOreg ➢ PCLD = - 8.8% Income from Suply ➢ 2013 RRB = R$ 444 million ➢ Balance of work Dec. 14: R$ 209 million

5.3.        E.D. Alagoas.: Liquidation Value on June 30, 2015

When deciding on the extension of the concession, the decision options are: Extend or Liquidate. In the case of extension, the shareholder would have the perspective of obtaining the Present Value of the Cash Flow. In the second option, that of liquidating the company, the shareholder would receive the liquidation value. This in turn will be equal to the value of the indemnifications for the concession assets, net assets and regulatory liabilities, plus consumer receivables and discounted debt still with suppliers, with the financial sector, with employees, labor and others.

Therefore, if the Present Value was calculated, resulting from the option to extend, the Liquidation Value still remains.

A summary of the liquidation value of E.D. Alagoas. is shown below in Table 5- VIII:

20

Data: 11/11/15 IT GDF / DFN - 001/2015

Table 5-VIII

E.D. Alagoas.

Liquidation Cost	6/30/2015 OR Cap.
Financial Assets (Depreciated VNR) + fixed assets + others	1,074,179
Special Obligations	-354,579
Net VNR (Reversible Assets = Indemnification)	719,600
Accounts Receivable - Consumers and CVV	769,046
Recoverable Taxes x Taxes to collect	-67,453
Accounts Receivable - CDE	20,044
Warehousing and Others	-18,995
Civil, Tax and Labor Proceedings (Bresser Plan)	-47,845
Labor Debts (includes 50% of FGTS penalty)	-151,339
Accounts Payable - Suppliers	-186,841
Net Debt June 2015	-1,201,170
Conversion of Ordinary Resources into Capital	917,533
Debt after capitalization of Ordinary Resources	-283,637
Total	752,579

As demonstrated in Table 5-VIII, a net indemnification of R$ 719.6 million can be inferred, which increased the customer accounts receivable, in relation to which the portion provisioned for doubtful accounts has already reduced, accrued and included the balance of the CVV receivable in the Financial Statements on June 2015, resulting in the active portion of liquidation value.

From this amount is deducted the net debt in relation to taxes, legal proceedings, including provisions for the Bresser plan litigation, labor debts, including an amount equivalent to 50% of the FGTS balance of all employees is deducted. In addition debts with suppliers and the net financial debt, where the assumption was used for capitalization of Ordinary Resource debts of E.D. Alagoas. with Eletrobrás.

Note that the value of net debt is identical to the value discounted as net debt of the Present Value.

21

Data: 11/11/15 IT GDF / DFN - 001/2015

The Resulting Liquidation Value calculated for E.D. Alagoas as of June 30, 2015 is R$ 752.6 million.

5.4.        E.D. Alagoas.: Comparison of the Present Value x Liquidation Value on June 30, 2015

Table 5-IX

ED Alagoas - R$ thousands
Extension	Liquidation
391,256	752,579

As can be seen, from the results shown in table 5- IX, above, from the economic-financial perspective, the option of liquidation is more advantageous to shareholders than extension.

5.5.        Economic risk factors:

i)             It is not possible to ensure that the financial projections and other elements contained in the Report with financial projections will be achieved effectively as  the company's administration expects, since the assumptions adopted may not come true due to external, circumstantial and operational factors, entailing, in this manner, relevant variations in the valuation.

ii)            There are risks related to quality that may lead to forfeiture of the concession;

iii)           There are possibilities that the combat against non-technical losses, that in 2014 were 14.47%, will not be successful, being reduced in an accelerated pace reaching 4.66% in 2019, with a total reduction of nearly 10 percent, or an average of 2% per year;

iv)           The bad debts were in 2014 at a high level of - 8.8% of revenue from supply and their reduction in 10 years to the on-going level of 2.7% constitutes a risk factor

v)            An X factor is projected, which brings together the gains from economies of scale and productivity gains being passed on to consumer tariffs at a very significant level, especially in the 4th cycle of Tariff Reviews, which will require actual cost reduction, in relation to growth of operations, which also constitutes a risk factor;

22

Data: 11/11/15 IT GDF / DFN - 001/2015

vi)           The process of unitization of fixed assets in progress is falling behind and the projected acceleration may not occur or may happen more slowly than the rate provided for in the projections, raising the risk of conversion into tariffs of investments made.

vii)         There is a need for contributions to the company to be made by Eletrobrás, in the amount of R$ 1.52 billion, with 100% of this necessity being between 2016 and 2018, which, because of the cash difficulties presented by Eletrobrás today, constitutes a liquidity risk, which would frustrate investments foreseen, hindering the achievement of the goals for improvement stipulated by ANEEL, in addition to the fact of not being able to cover the company's operating cash deficit.

23

Data: 11/11/15 IT GDF / DFN - 001/2015

6.    Study for Piauí Distribution Company: Present Value of Cash Flow x Liquidation Cost

6.1.        Assumptions adopted in Projections of P & L's , Cash Flow (CF), Present Value of Cash Flow

- Investments: up to the year 2019, the investment projection of the distributors provided by the Distribution Directorate was adopted, segregating the investments in the electrical system, the “Electricity for All” Program investments, CFF subrogation investments and other investments. From 2020, the assumption of investing 50% of the depreciation quota of the previous year (replacement), plus the investment for expansion, based on the cost of kilometer of the grid added annually. For ED Piauí, the cost was adopted for the kilometers added calculated through investment information contained in Distribution Development Plan - DDP, at R$ 149.1 thousand per kilometer added in the year 2020. For the following years, this value was only corrected for inflation for the period. Below, in Graph 6- I, the projected investment curve for ED Piauí, in this study, is shown.

Graph 6-I

Piauí Distribution Company: Investment Projection in R$ millions

24

Data: 11/11/15 IT GDF / DFN - 001/2015

- Growth of the Market, Number of Customers and km of Grid: the projection of consumer market of ED Piauí, measured per MWh, was prepared by the Distribution Directorate and adopted in this study. The growth in the number of consumers and the grid perimeter was provided by the Distribution Directorate up to 2019. From that point forward, for the number of consumers, a proportion of the market growth, measured for the 2012- 2019 period and for km of grid, a proportion of the growth in the number of consumers also for the 2012- 2019 period is used . I.e., the number of consumers is a fraction of the market growth and the km of grid added annually are a fraction of the number of consumers. Below in Graph 6-II, the projected growth rates for the sales, number of customers and km of grid are shown for ED Piauí, in this study.

Graph 6-II

ED Piauí: Growth of the Market, No. of Consumers and km of Grid (%)

2014 to 2045

- Operating costs: in the year 2014, it was calculated that Piauí Distribution Company incurred operating costs 3% higher than the regulatory PMSO. Thus, from 2016, the assumption was adopted that the operating costs of the distributor would evolve as follows: P (people) would grow with inflation and by 90% of the annual increase in the number of consumers, and M (materials), S (third party services) and (other costs) would grow corrected for inflation and by 100% of the increase in the grid perimeter annually. When the estimated annual PMSO of the Eletrobrás Distribution Company was 5% below operating costs, this regulatory percentage would be frozen until the end of 2045, with the actual PMSO of the distributor being a function of regulatory Operating Costs. In the case of ED Piauí, the PMSO of the distributor is established at 95% of the regulatory operating costs

25

Data: 11/11/15 IT GDF / DFN - 001/2015

from 2020, remaining at that level until 2045. In summary, ED Piauí initiated the trajectory of the curve 3% above regulatory costs, reaching the efficient level in 2019, remaining 5% below the regulatory level from 2020 and remaining at that level until 2045, according to Table 6-I below. On average, the PMSO of ED Piauí is 4% below the regulatory level for the entire period of 30 years of the concession. In Graphs 6-III and 6-IV these trajectories are shown graphically.

Table 6-I

ED Piauí: Trajectory of the Effective PMSO x Regulatory PMSO (%)

	2014	2015	2017	2022	2045	Average
PMSO effect. / reg.	3%	6%	1%	-5%	-5%	-4%

Graph 6-III

ED Piauí: Trajectory of the Effective PMSO x Regulatory PMSO
(R$ millions) 2014- 2045 Period

26

Data: 11/11/15 IT GDF / DFN - 001/2015

Graph 6-IV

ED Piauí: Trajectory of the Effective PMSO x Regulatory PMSO
(R$ million) 2014- 2020 Period

- Energy Losses: the Distributor had a level of technical losses of 17.1%, 78% above the regulatory level determined by the ANEEL for that year, which was 9.6%. As an assumption, the trajectory for reduction of non-technical losses provided by the Distribution Directorate up to 2019 was adopted, which this past year was 9.2%. For the next two years, the annual reduction trajectory of 0.5% was adopted, which will reach 8.2% in 2021. Additionally, as a assumption, it was established that the level of technical losses and losses in the Basic Grid would be stagnant, so any reduction in the level of losses will occur through non- technical losses. Therefore, when the non-technical losses of ED Piauí are lower than regulatory losses, the values are equalized by the end of 2045, which in this case, occurred in 2021.

27

Data: 11/11/15 IT GDF / DFN - 001/2015

Graph 6-V

ED Piauí: Trajectory of Non-Technical Effective x Regulatory Losses (%)
 2014- 2030 Period

- Bad Debt: for this assumption, the bad debt obtained in the year 2014 as provided by Distribution Directorate, which for ED Piauí is 8.8% was adopted as a starting point. From that starting point, a trajectory was projected with a linear drop until the year 2025 (3.3%), with its remaining at that level until the end of the concession. The goal of 3.3% for the bad debt to be attained in 11 years was adopted as the level of on-going bad debt, which would be an average of non-paid invoices between 49 and 60 months. Except for invoicing with an incidence of on-going bad debt, also known as Unrecoverable Revenue, other resources not collected in a timely manner due to non- payment are recovered after three years.

Below in Graph 6-VI, the reduction curve for bad debt adopted in relation to the revenue from supply is shown for Piauí Distribution Company.

28

Data: 11/11/15 IT GDF / DFN - 001/2015

- Remuneration Base: as stated earlier, the assumption was used that 95% of the investments in the electrical system have been added to the Base Remuneration of ED Piauí, which evolved according to Table 6- II below. Note the strong evolution of the RRB, which more than doubles between 2013 and 2017 and again almost triples in 2022, as a result of the impact of the projected investments:

Table 6-II

ED Piauí: Trajectory of the Regulatory Remuneration Base ( R$ thousands)

	2013	2017	2022	2027	2032	2037	2042
Gross remuneration base	617,168	1,237,742	2,987,234	5,382,173	8,964,308	14,125,150	21,672,603
Net remuneration base	317,736	835,548	2,245,950	3,862,872	5,958,366	8,510,953	11,702,716
Balance of RGR PLPT	25,898	35,106	43,749	54,519	67,941	84,666	105,510
Balance of RGR Other Investments	291,838	395,599	492,988	614,352	765,595	954,071	1,188.946
Regulatory Reintegration Quota - RRQ	24,625	49,386	779,191	214,749	357,676	563,593	864,737
Depreciation Rate	3.99%	3.99%	3.99%	3.99%	3.99%	3.99%	3.99%
Remuneration of capital	10,914	64,480	228,204	414,967	657,588	952,725	1,321,842
Remuneration over Net Base	3.43%	7.72%	10.16%	10.74%	11,04%	11.195	11.30%

29

Data: 11/11/15 IT GDF / DFN - 001/2015

-        Loans and Contributions: in the cash flow projection, loans only occur when the ICDS is greater than 1.3 times and once it achieves this level, 65% of annual investments are financed under BNDES conditions. On the other hand, when the distributor is not able to finance or to obtain the minimum cash of R$ 30 million, shareholder contributions are necessary. Below is a table showing the need for contributions and projected annual loans until the year 2024. For the following years, the need for new contributions is not foreseen, however, the projection of loans for investment remains. As can be seen below, with these assumptions, ED Piauí will need contributions from shareholders of R$ 1.6 billion, 71% of this total concentrated between 2016 and 2018. It should be considered that the value of the Ordinary Resources debt converted into capital in 2016 (R$ 817.5 million) is outside of this calculation, i.e. the value of R$ 1.6 billion would be an extra need for contributions of capital.

Table 6-III

ED Piauí - Projection of Loans and Capital Contributions until 2024

Loans and contributions
R$ Millions
2015 -	451	0	2020 -	0	151
2016 -	133	288	2021 -	0	112
2017 -	16	457	2022 -	236	0
2018 -	0	400	2023 -	248	0
2019 -	0	195	2024 -	260	0
	Total Loans		1,344
	Total Contributions		1,603

- Conditions of Economic-Financial Sustainability: as can be seen, with the assumptions used, the projection of the Cash Flow and the P & L of ED Piauí indicate that the distributor would fulfill all the economical and financial requirements stipulated by the ANEEL, not obligating the shareholders to need to make additional contributions to adapt the distributor to the economic and financial criteria. In Table 6-IV below, the final line (“ANEEL balance requirement”) the surplus cash to meet the annual requirements of the regulatory body is shown. This means, for example, in 2020, the generation of cash (EBITDA) of ED Piauí of R$ 215.9 million is sufficient to replace its assets (RRQ) of R$ 89.3 million and to cover 111% of debt interest, estimated at R$ 9.3 million, obtaining surplus cash of R$ 117.3 million.

30

Data: 11/11/15 IT GDF / DFN - 001/2015

Table 6-IV

ED Piauí - Conditions of Economic-Financial Sustainability (2016- 2020)

ED Alagoas	2015	2016	2017	2018	2019	2020
R$ Thousands		EBITDA > 0	EBITDA > 0	EBITDA - RRQ > 0
EBITDA	(137,645)	50,754	84,619	138,888	182,026	215,904
RRQ = Depreciation				(61,841)	(75,669)	(89.302)
80% Selic x Net Debt					(10,537)
111% Selic x Net Bet						(9.280)
Aneel Balance Requirement		50,754	84,619	77,046	95,820	117,322

It should be remembered that although the requirements of economic and financial sustainability of ANEEL are met, as shown in item “Loans and Contributions,” the company demonstrates a need for contribution to its cash flow on the order of R$ 1.6 billion in addition to the conversion of the Ordinary Resources in capital in 2016.

6.2.        Present Value of Projected Cash Flow 2015- 2045

Based on the Projected Cash Flow, in conformance with the assumptions described in previous topics, the value of the flow at current values was calculated, after removing inflation and being discounted by the discount rate (Weighted Average Cost of Capital - WACC) at constant prices, approved by Eletrobrás for power distribution companies, of 6.14%, with the Enterprise Value (Present Value of the assets) being calculated, from which the net debt was deducted, with all values as of 6/30/2015.

The Present Value of the Cash Flow of E.D. Piauí as of 6/30/2015 is shown in Table 6-V. In addition, we are presenting as a guide the calculation of Present Value of the Assets, updated for June 2015, made by Banco Santander in the consulting work contracted by the Distribution Directorate and prepared in 2013, that reduced the net debt of the company, resulting in the Present Value of E.D. Piauí. The updated paid- in capital of the company of R$ 2.86 billion, also as of the same date of 6/30/2015 is shown.

31

Data: 11/11/15 IT GDF / DFN - 001/2015

As can be observed below, the value was achieved for the assets (Enterprise Value) of R$ 912.1 million, with R$ 280.4 million being cash flow from the distributor over the 30 years of concession and R$ 631.7 million for reversal of non-depreciated assets at the end of the concession, brought to the Present Value. The net debt recorded in the balance sheet of June 2015 of R$ 1.26 billion, and the conversion of Ordinary Resource debt into capital (R$ 817.5 million) were added to the Enterprise Value, resulting in a total Present Value of R$ 486.1 million.

The resulting values of the update of the work of Banco Santander showed a difference of R$ 283.5 million less in comparison to the values of this work.

Table 6-V

ED Piauí - Present Value of Cash Flow on 6/30/2015

Valuation (June 30, 2015)	Base Case	Santander 2013
PV of Cash Flow of the Company	280,393	372,584
PV of Reversible Assets 2045	631,747	256,083
EV - Enterprise Value	912,140	628,667
Net debt June 2015	(1,263,529)	(1,263,529)
Conversion of O.R. into capital	817,473	817,473
Debt after O.R. Captalization	(446,056)	(446,056)
Total PV	466,084	182,611

It should be remembered that in order to achieve such a result, contribution of capital, as already mentioned, will be necessary, and just to emphasize this, we are showing again the capitalization according to Table 6- VI, below:

Table 6-VI

Piauí
Need for Contributions R$ Millions
2016	288
2017	457
2018	400
2019	195
2020	151
2021	112
2022	0
Total	1,603

32

Data: 11/11/15 IT GDF / DFN - 001/2015

It should be emphasized, as mentioned earlier, that the capitalization of Ordinary Resources in the amount of R$ 817.5 million is not considered in Table 6- VI above.

This result is configured due to the conditions of the company not meeting the regulatory limits defined in successive Tariff Reviews, the last being carried out in 2013 and the next to take place in 2017. The operating conditions can be summarized in Table 6-VII, below:

Table 6-VII

ED Piauí

Principal operating conditions 2014

➢  Non Technical Losses = 17.1% x 9.6%

➢  PMSO = 103% PMSOreg

➢  PCLD = - 8.0% Income from Suply

➢  2013 Net RRB = R$ 318 million

➢  Balance of work Dec./ 14: R$ 182 million

6.3.        Piauí Distribution Company: Liquidation value June 30, 2015

When deciding on the extension of the concession, the decision options are: Extend or Liquidate. In the case of extension, the shareholder would have the perspective of obtaining the Present Value of the Cash Flow. In the second option, that of liquidating the company, the shareholder would receive he liquidation value. This in turn will be equal to the value of the indemnifications for the concession assets, net assets and regulatory liabilities, plus consumer receivables and discounted debt still with suppliers, with the financial sector, with employees, labor and others.

33

Data: 11/11/15 IT GDF / DFN - 001/2015

Therefore, if the Present Value was calculated, resulting from the option to extend, the Liquidation Value still remains. A summary of the liquidation value of E.D. Piauí is shown below in Table 6-VIII:

Table 6-VIII

ED Piauí

Liquidation Cost	6/30/2015 OR Cap.
Financial Assets (Depreciated VNR) + fixed assets + others	1,338,741
Special Obligations	-672,607
Net VNR (Reversible Assets = Indemnification)	666,134
Accounts Receivable - Consumers and CVV	802,812
Recoverable Taxes x Taxes to collect	-69,861
Accounts Receivable - CDE	6,616
Warehousing and Others	-36,609
Civil, Tax and Labor Proceedings (Bresser Plan)	-87,788
Labor Debts (includes 50% of FGTS penalty)	-267,710
Accounts Payable - Suppliers	-193,439
Net Debt June 2015	-1,263,529
Conversion of Ordinary Resources into Capital	817,473
Debt after capitalization of Ordinary Resources	-446,056
Total	374,099

As demonstrated in Table 5-VIII, a net indemnification of R$ 666.1 million can be inferred, which increased the customer accounts receivable, in relation to which the portion provisioned for doubtful accounts has already reduced, accrued and included the balance of the CVV receivable in the Financial Statements on June 2015, resulting in the active portion of liquidation value.

34

Data: 11/11/15 IT GDF / DFN - 001/2015

From this amount is deducted the net debt in relation to taxes, legal proceedings, labor, including an amount equivalent to 50% of the FGTS balance of all employees. In addition debts with suppliers and the net financial debt are deducted, where the assumption was used for capitalization of Ordinary Resource debts of ED Piauí with Eletrobrás.

Note that the value of net debt is identical to the value discounted as net debt of the Present Value

The Resulting Liquidation Value calculated for ED Piauí as of June 30, 2015 is R$ 374.1 million.

6.4.        ED Piauí: Comparison of the Present Value x Liquidation Value on June 30, 2015

Table 6-IX

ED Piauí - R$ thousands
Extension	Liquidation
466,084	374,099

As can be seen in the results shown in table 6-IX, above, from the economic-financial perspective the option of extension is more advantageous to shareholders than liquidation

6.5.        Economic risk factors:

i)             It is not possible to guarantee that the financial projections and other elements contained in the Report with the financial projections will be achieved effectively as the company's administration expects, since the assumptions adopted may not come true due to external, circumstantial and operational factors, entailing, in this manner, relevant variations in the valuation.

35

Data: 11/11/15 IT GDF / DFN - 001/2015

ii)            There are possibilities that combat against non-technical losses, which were 17.1% in 2014, will not be successful, being reduced almost 3.9% until 2016, and after in an accelerated reduction reaching 8.23% in 2021, with a total reduction of nearly 8.9% or an average of 1.8% per annum;

iii)           Bad debts were in 2014 at a high level of - 8.0% of revenue from supply and their reduction in 10 years to the on-going level of 3.3% constitutes a risk factor;

iv)            An X factor is projected, which brings together the gains from economies of scale and productivity gains being passed on to consumer tariffs at a very significant level, especially in the 4th cycle of Tariff Reviews, which will require actual cost reduction, in relation to the growth of operations, which also constitutes a risk factor;

v)            The process of unitization of fixed assets in progress is falling behind and the projected acceleration may not occur or happen more slowly than the rate provided for in the projections, raising the risk of conversion in tariffs of investments made.

vi)           In addition to the conversion of Ordinary Resource debt into capital in the amount of R$ 817.5 million, there is a need to make contributions to the company by Eletrobrás, in the amount of R$ 1.6 billion with R$ 1.1 billion being between 2016 and 2018, which, because of the cash difficulties presented by Eletrobrás today, constitutes a liquidity risk, which would frustrate the investments foreseen to achieve the goals of improvement stipulated, in addition to not being able to cover the company's operating cash deficit.

36

Data: 11/11/15 IT GDF / DFN - 001/2015

7.     Study for E.D. Rondônia: Present Value of Cash Flow x Liquidation Cost

7.1. Assumptions adopted in the projection of Eletrobrás Distribution Rondônia

- Investments: up to the year 2019, the total investment of the distributor provided by the Distribution Directorate was adopted, segregating the investments in the electrical system, the “Electricity for All” Program investments, CFF subrogation and other investments. From 2020, the assumption of investing 50% of the depreciation quota of the previous year (replacement), plus the investment for expansion, based on the cost of kilometer of the grid added annually. For E.D. Rondônia, a value of R$ 250 thousand per kilometer was calculated for the year 2020, in line with the average found in the other Eletrobrás Distribution Companies. For the following years, this value was only corrected for inflation for the period. Below in Graph 7- I, the projected investment curve for ED Rondônia, in the present study, is shown.

Graph 7-I

ED Rondôndia: Investment Projection in R$ millions

37

Data: 11/11/15 IT GDF / DFN - 001/2015

- Growth of the Market, Number of Customers and Km of the grid: the projection of consumer market of ED Rondônia, measured per MWh, was prepared by the Distribution Directorate and adopted in this study. The growth in the number of consumers and the km of the grid was provided by the Distribution Directorate up to the year 2019. From that point forward, for the number of consumers, a proportion of the market as measured by the average growth for the period 2012- 2019, and, for km of the grid, a proportion of the growth in the number of consumers was also adopted for the period 2012- 2019. I.e., the number of consumers is a fraction of the market growth and the km of grid added annually are a fraction of the number of consumers. Below in Graph 7- II, the projected growth rates for sales, number of customers and km of grid for E.D. Rondônia, used in the study, are shown.:

Graph 7-II

E.D. Rondônia: Growth of the Market, Consumers and km of grid (%)

2015 to 2045

- Operating costs: in the year 2014, it was calculated that E.D. Rondônia incurred operating costs 50% higher than the regulatory PMSO. Thus, between 2015 and 2017 were considered the projections of operating costs were considered as provided by the Distribution Directorate, which took into account “prioritization” to third- party services. From 2018 until 2029 an actual freeze was considered of PMSO, i.e., P (personal), M (materials), S (third party services) and (other costs) would grow only corrected for inflation. From 2030, it was considered that the PMSO is 5% below regulatory operating costs, maintaining this level until the end of the analysis, in 2045, with the actual PMSO of the distributor being a function of regulatory Operating Costs. In summary, E.D. Rondônia has trajectory initially 50% above the regulatory costs, attaining the efficient level in 2029, remaining 5% below the regulatory level from 2030 and remaining at that level until 2045, according to Table 7- I below. On average, the PMSO of ED Rondônia is 8% above the regulatory level for the entire 30- year period of the concession. In Graphs 7- III and- IV 7 these trajectories are presented graphically.

38

Data: 11/11/15 IT GDF / DFN - 001/2015

Table 7-I

E.D. Rondônia: Trajectory of the Effective PMSO x Regulatory PMSO (%)

	2014	2015	2017	2022	2045	Average
PMSO effec. / reg.	50%	57%	37%	12%	- 5%	8%

Graph 7-III

ED Rondôndia: Trajectory of the Effective PMSO x Regulatory PMSO
(R$ million) 2014- 2045 Period

39

Data: 11/11/15 IT GDF / DFN - 001/2015

Graph 7-IV

ED Rondôndia: Trajectory of the Effective PMSO x Regulatory PMSO
(R$ million) 2014- 2027 Period

- Energy Losses: to measure the level of energy loss of Rondônia, the level of non- technical losses was considered. In 2014, the Distributor had a level of one technical losses of 12.1%, 98% above the regulatory level determined by the ANEEL for that year, which was 6.1%. As an assumption, the trajectory for reduction of non-technical losses projected by the Distribution Directorate up to 2019 was adopted, which this past year was 3.8%. Additionally, as an assumption, it was also established that the level of technical losses and losses in the Basic Grid would be unchanged, so any reduction in the level of losses will be through non- technical losses. Therefore, when the non-technical losses of ED Rondônia are lower than regulatory losses, the values are equalized by the end of 2045, which in this case occurred in 2019. Below in Graph 7- V, the trajectory of the reduction of Non-Technical Losses used in this study is shown,

40

Data: 11/11/15 IT GDF / DFN - 001/2015

Graph 7-V

E.D. Rondônia: Trajectory of Non-Technical Effective x Regulatory Losses (%)
 2014- 2031 Period

- Bad Debt: for this assumption, the bad debt obtained in the year 2014 as provided by the Distribution Directorate, which for ED Rondônia is 3.9% was adopted as a starting point. From that starting point a trajectory was projected with a linear drop until the year 2025 (0.4%), remaining at that level until the end of the concession. The goal of 0.4% for the bad debt to be attained in 11 years was assumed to be the level of on-going bad debt, which would be an average of the non-paid invoice between 49 and 60 months. Except for invoicing with an incidence of on-going bad debt, also known as Unrecoverable Revenue, other resources not collected in a timely manner are recovered after three years.

Below in Graph 7-VI, the reduction curve for bad debt adopted in relation to the revenue from supply is shown for ED Rondônia.

41

Data: 11/11/15 IT GDF / DFN - 001/2015

- Remuneration Base: as stated earlier, the assumption was used that 95% of the investments in the electrical system have been added to the Base Remuneration of Rondônia, which evolved according to Table 7-II below. Note the strong evolution of the RRB, it more than doubles between 2013 and 2017 and again almost doubles in 2022, as a result of the impact of the projected investments:

Table 7-II

E.D. Rondônia: Base Remuneration Regulatory trajectory (R$ thousands)

	2013	2017	2022	2027	2032	2037	2042
Gross remuneration base	696,154	1,424,373	2,580,473	4,602,277	7,611,310	11,720,848	17,541,966
Net remuneration base	371,988	872,051	1,544,809	2,663,879	4,084,311	5,555,103	7,196,715
Balance of RGR PLPT	37,218	50,541	62,871	78,349	97,637	121,673	151,627
Balance of RGR Other Investments	79,466	107,719	134,238	167,285	208,467	259,788	323,743
Regulatory Reintegration Quota - RRQ	26,168	53,542	97,000	173,000	286,109	440,587	659,403
Depreciation Rate	3.76%	3.76%	3.76%	3.76%	3.76%	3.76%	3.76%
Remuneration of capital	32,382	92,193	171,108	303,898	472,554	645,994	838,659
Remuneration over Net Base	8.71%	10.57%	11.08%	11.41%	11.57%	11.63%	11.65%

- Loans and Contributions: in the cash flow projection, loans only occur when the ICDS is greater than 1.3 times and once this level is reached, 65% of annual investments are financed under BNDES conditions. On the other hand, when the Distributor is not able to finance or to obtain the minimum cash of R$ 30 million, shareholder contributions are necessary. Below is a table showing the need for annual contributions and loans until the year 2024. For the following years, the need for capital contributions is not foreseen, however, the projection of loans for investment remains. As can be seen below, with these assumptions, E.D. Rondônia will need contributions from shareholders of R$ 558 million, 64% of this total concentrated between 2016 and 2018. It should be considered that the value of the Ordinary Resource debt converted into capital in 2016 (R$ 643.8 million) is outside of this calculation, i.e. the value of R$ 558 million would constitute an extra need for contributions of capital.

42

Data: 11/11/15 IT GDF / DFN - 001/2015

Table 7- III

ED Rondôndia – Projection of Capital Contributions and Loans until 2024

Loans and contributions
R$ Millions

2015 -	255	0	2020 -	0	53
2016 -	103	9	2021 -	0	132
2017 -	9	199	2022 -	178	0
2018 -	0	147	2023 -	191	0
2019 -	0	0	2024 -	175	18
	Total Loans		911
	Total Contributions		558

- Conditions of Economic-Financial Sustainability: as can be seen, with the assumptions used, the projection of the Cash Flow and the P & L of ED Rondônia indicates that except in 2016 and 2018 the distributor would fulfill all the economical and financial requirements stipulated by the ANEEL, not obligating the shareholders to make additional contributions of R$ 14.4 million to adapt the distribution company to the economic and financial criteria. In Table 7-IV below, the final line (“ANEEL balance requirement”) shows the surplus cash to meet the annual requirements of the regulatory body, i.e., for example, in 2020, the generation of cash (EBITDA) of Rondônia of R$153.5 million is sufficient to replenish its assets (RRQ) of R$ 63.8 million. In the projection of Cash Flow of Rondônia, the distributor presents a positive net debt from 2018, so the debt service is zero, not entering into the situation to reduce EBITDA in relation to the economical and financial constraints. Thus, the company presents only a small weakness of R$ 10 million projected for the year 2016 and R$ 4.3 million in 2018.

43

Data: 11/11/15 IT GDF / DFN - 001/2015

Table 7-IV

E.D. Rondônia- Conditions of Economic-Financial Sustainability (2016- 2020)

ED Alagoas	2015	2016	2017	2018	2019	2020
R$ Thousands		EBITDA > 0	EBITDA > 0	EBITDA - RRQ > 0
EBITDA	(55,034)	(10,134)	17,136	49,783	112,587	153,529
RRQ = Depreciation				(54,069)	(61,125)	(63,780)
80% Selic x Net Debt					0
111% Selic x Net Bet						0
Aneel Balance Requirement		(10,134)	17,136	(4,286)	51,462	89,749

It should be remembered that in addition to the contributions required to cover the economical and financial conditions on the order of R$ 14.4 million for 2016 and 2018, as shown in item “Loans and Contributions,” the company demonstrates the need for contribution to its cash flow on the order of R$ 558 million by 2024.

7.2.        Present Value of Projected Cash Flow 2015- 2045

Based on the projected Cash Flow, in conformance with the assumptions described in previous topics, the value was calculated of the current flow, after removing inflation and discounted by the discount rate (Weighted Average Cost of Capital - WACC) at constant prices, approved by Eletrobrás for power distribution companies, of 6.14%, with the Enterprise Value (Present Value of the assets) being calculated, from which the net debt was deducted, all values as of 6/30/2015

The Present Value of the Cash Flow of ED Rondônia as of 6/30/2015 is shown in Table 7-V. In addition, we are presenting as a guide the calculation of the Present Value of the Assets, updated for June 2015, made by Banco Santander in the consulting work contracted by the Distribution Directorate and prepared in 2013, which reduced the net debt of the company, resulting in the Present Value of Rondônia. The updated paid-in capital of the company of R$ 4.14 billion, also as of the same date of 6/30/2015 is shown for quick reference.

44

Data: 11/11/15 IT GDF / DFN - 001/2015

As can be observed below, the value was achieved for the assets (Enterprise Value) of R$ 544.5 million, with R$ 165.6 million being cash flow from the Distributor over the 30 years of the concession and R$ 379.0 million of reversal of non-depreciated assets at the end of the concession, brought to the present value. The net debt recorded in the balance sheet of June 2015 of R$ 566.2 billion, and the conversion of Ordinary Resource debt into capital (R$ 643.7million) were added to the Enterprise value, resulting in a total Present Value of R$ 622.0 million.

The resulting values of the update of the work of Banco Santander showed a difference of R$ 110.6 million greater as compared to the values in this work.

Table 7-V

ED Rondôndia – Present Value of Cash Flow as of 6/30/2015

Valuation (June 30, 2015)	Base Case	Santander 2013
PV of Cash Flow of the Company	165,609	388,288
PV of Reversible Assets 2045	378,916	266,876
EV - Enterprise Value	544,525	655.164
Net debt June 2015	(566,223)	(566,223)
Conversion of O.R. into capital	643,738	643,738
Debt after O.R. Capitalization	77,515	77,515
Total PV	622,039	732,678

It should be remembered that in order to achieve such a result, contribution of capital, as already mentioned, will be necessary, and just to emphasize this, we are presenting the capitalization according to Table 7- VI, below.

Table 7-VI

Rodônia Need for Contributions R$ Millions
Base Case
2016	9
2017	199
2018	147
2019	0
2020	53
2021	132
2022	0
2023	0
2024	18
Total	558

45

Data: 11/11/15 IT GDF / DFN - 001/2015

It should be noted, as mentioned earlier, that the capitalization of Ordinary Resources, in the amount of R$ 643.7 million is not considered in Table 7- VI above.

This result is configured due to the conditions of the company not meeting the regulatory limits defined in successive Tariff Reviews, with the last being carried out in 2013 and the next to take place in 2017. The operating conditions can be summarized in Table 7-VII, below:

Table 7-VII

 E.D. Rondônia

Principal operating conditions 2014 ➢ Non Technical Losses = 12.1% x 6.1% ➢ PMSO = 150% PMSOreg ➢ PCLD = - 3.9% Revenue from Supply ➢ 2013 RRB = R$ 372 million ➢ Balance of work Dec./14: R$ 12 million

As alternative scenario, also the Cash Flow of Rondônia was projected with claims that are still being analyzed by the ANEEL for recognition of CFF coverage. These claims add up to R$ 113.9 million and encompass the recognition of the specific consumption limit for the period from January//2010 to June/2015, and the monetary restatement of transfers made outside the CFF deadline. These claims have not yet had a response from the ANEEL, the Enterprise Value calculated in this scenario is not part of the base scenario, however, it is important to emphasize the potential for gain if these claims are accepted by the ANEEEL. In the base scenario for E.D. Rondônia, the total Present Value already considering the enterprise value and net debt after debt capitalization of Ordinary Resources, is R$ 622.0 million. For the alternative scenario, with the acceptance of the ANEEL of the claims submitted, the total Present Value goes to R$ 705.7 million, a difference of R$ 83.7 million higher in comparison with the base scenario.

46

Data: 11/11/15 IT GDF / DFN - 001/2015

7.3.        E.D. Rondônia: Liquidation value on June 30, 2015

When deciding on the extension of the concession, the decision options are: Extend or Liquidate. In the case of extension, the shareholder would have the perspective of obtaining the Present Value of the Cash Flow. In the second option, that of liquidating the company, the shareholder would receive he liquidation value. This in turn will be equal to the value of the indemnifications for the concession assets, net assets and regulatory liabilities, plus consumer receivables and discounted debt still with suppliers, with the financial sector, with employees, labor and others.

Therefore, if the Present Value was calculated, resulting from the option to extend, the Liquidation Value still remains. A summary of the liquidation value of E.D. Rondônia is shown below in

Table 7-VIII

E.D. Rondônia

Liquidation Cost	June/15
Financial Assets (Depreciated VNR) + fixed assets + others	911,772
Special Obligations	-341
Net VNR (Reversible Assets = Indemnification)	911,431
Accounts Receivable - Consumers and CVV	337,788
Recoverable Taxes x Taxes to collect	-26,356
Warehousing and Others	3,616
Civil, Tax and Labor Proceedings	-52,740
Labor Debts (includes 50% of FGTS penalty)	-192,773
Accounts Payable - Suppliers	-498,910
Net Debt June 2015	-566,223
Conversion of Ordinary Resources into Capital	643,737
Debt after conversion of capital	77,514
Total	559,571

As demonstrated by Table 7- VIII, a net indemnification of R$ 911.4 million can be inferred, which increased the customer accounts receivable, in relation to which the portion provisioned as the PDA (Provision for Doubtful Accounts) has already been reduced, accrued and included the balance of the CVV receivable appearing in the Financial Statements on June 2015, resulting in the active portion of the liquidation value.

47

Data: 11/11/15 IT GDF / DFN - 001/2015

From this amount the is deducted the net debt in relation to taxes, legal proceedings, including an amount equivalent to 50% of the FGTS balance of all employees. In addition debts with suppliers and the net financial debt are deducted, where the assumption was used for capitalization of Ordinary Resource debts of Rondônia with Eletrobrás.

Note that the value of net debt is identical to the value discounted as net debt of the Present Value.

The Resulting Liquidation Value calculated for E.D. Rondônia, as of June 30, 2015 is R$ 559.6 million.

7.4.        E.D. Rondônia: Comparison of the Present Value x Liquidation Value on June 30, 2015

Table 7 -IX

ED Rondônia - R$ thousands
Extension	Liquidation
622,039	559,571

As can be observed by the results shown in table 7- IX above, from the financial perspective the option of extension is more advantageous to shareholders than liquidation.

7.5.        Economic risk factors:

i)             It is not possible to guarantee that the financial projections and other elements contained in the report with financial projections will be achieved effectively as the company's administration expects, since the assumptions adopted may not come true due to external, circumstantial and operational factors, entailing, thus, relevant variations of the valuation.

48

Data: 11/11/15 IT GDF / DFN - 001/2015

ii)            The expenses of costing, PMSO, possibly may not follow he trajectory defined in this study due to difficulties in cutting expenses resulting from impediments and Management and due to legal and regulatory restrictions.

iii)           There are risks relating to the financial sustainability required by the ANEEL, because according to Clause 18 of the Addendum of the Concession Contract and Article Four of Presidential Decree No. 8641/2015, if the concessionaire does not comply with the conditions of the economical and financial sustainability established for two consecutive years or in the last year (2020), the ANEEL could initiate the process of forfeiture of the concession.

iv)           There are possibilities that the combat against non-technical losses, which in 2014 were 12.1%, will not be very successful, reducing approximately 40% by 2016 and after a reduction in accelerated pace reaching 3.83% in 2019, with a total reduction of approximately 68%;

v)            Bad debts were in 2014 at a high level of - 3.9% of revenue from supply and their reduction in 10 years to the on-going level of - 0.4% constitutes a risk factor;

vi)           An X factor is projected, which brings together the gains from economies of scale and productivity to be passed along to the tariffs of consumers at very significant level, especially in the 4th cycle of Tariff Reviews, which will require actual cost reduction in relation to the growth of operations, which also constitute a risk factor;

vii)         There is a need to make total contributions to the company by Eletrobrás, in the amount of R$ 558 million, with R$ 355 million between 2016 and 2018, which, because of the cash difficulties presented by Eletrobrás today, constitutes a liquidity risk, which would frustrate the projected investments to achieve the goals of improvement stipulated, in addition to not being able to cover the company's operating cash deficit.

49

Data: 11/11/15 IT GDF / DFN - 001/2015

8. Study for ED Roraima: Present Value of Cash Flow x Liquidation Cost

8.1.        Assumptions adopted in Projection of Eletrobrás Distributor Roraima

- Investments: up to the year 2019, the total investment of the distributors provided by Distribution Directorate was adopted, segregating the investments in the electrical system, the “Electricity for All” Program investments, CFF subrogation investments and other investments. From 2020, the assumption was adopted of investing 50% of the depreciation quota of the previous year (replacement), plus the investment for expansion, based on the cost of kilometer of the grid added annually. For ED Roraima, following the suggestion of Quantum Consulting, the cost for the kilometers added calculated through investment information contained in Distribution Development Plan - DDP was adopted, at R$ 118.2 thousand per kilometer added in the year 2020. For the following years, this value was only corrected for inflation of the period. Below, in Graph 8- I, the projected investment curve for ED Roraima in the present study, is shown

Graph 8-I

E.D. Roraima: Investment Projection in R$ millions

- Growth of the Market, Number of Customers and km of Grid: the projection of consumer market of ED Roraima, measured per MWh, was prepared by the Distribution Directorate and adopted in this study. The growth in the number of consumers and the km of grid was provided by the Distribution Directorate up to the year 2019. From that point forward, for the number of consumers, a proportion of the market growth, measured by the average of the 2012- 2019 period, and for km of grid a proportion of the growth in the number of consumers also for the 2012- 2019 period is used. I.e., the number of customers became a fraction of the market growth and the km of grid added annually a fraction of the number of consumers. Below in Graph 8-II, the projected growth rates for the sales, number of customers and km of grid are shown for ED Roraima, in this study.

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Graph 8-II

ED Roraima: Growth of the Market, Consumers and Km of Grid(%)

2014 to 2045

- Operating costs: in the year 2014, it was calculated that the E.D. Roraima was 191% above the regulatory PMSO. Thus, between the years of 2015 and 2020 the values provided by the Distribution Directorate were considered, which took into account the “prioritization” of third- party services. From 2021 to 2033 an actual freeze was considered only of the P component (personnel) of the PMSO. The other components, M (materials), S (third party services) and O (other costs) would grow corrected for inflation and for 100% of the increase in kilometers of the grid annually. From 2034, it was considered that the PMSO would remain 5% below regulatory operational costs, maintaining this level until the end of the analysis in 2045, with the actual PMSO of the distributor being a function of regulatory Operating Costs. In summary, E.D. Roraima has its initial trajectory at 191% higher than the regulatory costs, attaining the efficient level in 2033, remaining 5% below the regulatory level from 2034 and remaining at that level until 2045, according to Table 8- I below. On average, the PMSO of ED Roraima is 42% above the regulatory level for the entire 30- year period of the concession. Below in Graphs 8- III and 8- IV these trajectories are presented graphically.

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Table 8-I

E.D. Roraima: Trajectory of the Effective PMSO x Regulatory PMSO (%)

	2014	2015	2017	2022	2045	Average
PMSO effect. / reg - 1.	191%	188%	143%	66%	-5%	42%

Graph 8-III

ED- Roraima: Trajectory of the Effective PMSO x Regulatory PMSO
(R$ million) 2014- 2045 Period

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Graph 8-IV

E.D. Roraima: Trajectory of the Effective PMSO X Regulatory PMSO
(R$ million) 2014- 2033 Period

- Loss of energy: In 2014, the distributor observed a level of non-technical losses of 4.5%, approximately 10% above the regulatory level determined by the ANEEL for that year, which was 4.1%. As an assumption, the falling trajectory of non-technical losses provided by Distribution Directorate up to 2019 was adopted, arriving in this last year at 1.3%. Additionally, as an assumption, it was also established that the level of technical losses and losses in the Basic Grid will remain unchanged, so any reduction in the level of losses will be through the non- technical portion. Therefore, when the non-technical losses of E.D. Roraima are less than the regulatory losses, the values will be equalized by the end of 2045. However, for the specific case of E.D. Roraima, as the distributor was already at a level of losses very close to the regulatory level, it was agreed that by the end of the year 2017, the company would have a gain in this regard, and the ANEEL would enter this gain in the RTP of 2017 which occurs in November and from then on, the losses would remain the same. Below, in Graph 8-V, the trajectory of reduction on non-technical losses used in this study is shown.

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Graph 8-V

E.D. Roraima: Trajectory of Non-Technical Effective x Regulatory Losses (%)
2014-2023 Period

- Bad Debt: for this assumption, the bad debt obtained in the year 2014 as provided by Distribution Directorate, which for E.D. Roraima is 5.7% was adopted as a starting point. From that starting point, a trajectory was projected with a linear drop until the year 2025 (2.0%), with its remaining at that level until the end of the concession. The goal of 2.0% for the bad debt to be attained in 11 years was adopted as the level of chronic bad debt, which would be the average of non-paid invoices between 49 and 60 months. Except for invoicing with an incidence of on-going bad debt, also known as Unrecoverable Revenue, other resources not collected in a timely manner due to non- payment are recovered after three years. Below in Graph 8- VI, the reduction curve in bad debt adopted for E.D. Roraima in relation to the revenue from supply in shown.

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Graph 8-VI

- Remuneration Base: as stated earlier, the assumption was used that 95% of the investments made in the electrical system have been added to the Remuneration Base of Roraima, which evolved according to Table 8- II below.

Table 8-II

E.D. Roraima: Trajectory of Regulatory Remuneration Base (R$ thousands)

	2013	2017	2022	2027	2032	2037	2042
Gross remuneration base	188,437	320,411	453,561	607,493	803,745	1,059,576	1,389,130
Net remuneration base	142,272	242,361	308,211	362,819	417,100	473,106	525,341
Balance of RGR PLPT	0	0	0	0	0	0	0
Balance of RGR Other Investments	0	0	0	0	0	0	0
Regulatory Reintegration Quota - RRQ	7,500	12,752	18,052	24,178	31,989	42,171	55,287
Depreciation Rate	3.98%	3.98%	3.98%	3.98%	3.98%	3.98%	3.98%
Remuneration of capital	16,162	29,744	37,826	44,528	51,190	58,063	64,474
Remuneration over Net Base	11.36%	12.27%	12.27%	12.27%	12.27%	12.27%	12.27%

- Loans and Contributions: in the cash flow projection, loans only occur when the ICDS is greater than 1.3 times and once its achieves this level, 65% of annual investments are financed under BNDES conditions. On the other hand, when the distributor is not able to finance or to obtain the minimum cash of R$ 30 million, shareholder contributions are necessary. Below is a table showing the need for contributions and projected annual loans until the year 2024. For the following years, the need for new contributions is not foreseen, however, the projection of financing for investment remains. As can be seen below, with these assumptions, ED Roraima will need contributions from shareholders of R$ 647 million, with 75% of this total concentrated between 2016 and 2018. It should be taken into consideration that the value of the Ordinary Resources debt converted into capital in 2016 (R$ 38.6 million) is outside of this calculation, i.e. the value of R$ 647 million would constitute an extra need for contributions of capital.

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Table 8-III

E.D. Roraima- Projection of Loans and Capital Contributions until 2024

Loans and contributions
R$ Millions
2015 -	172	0	2020 -	0	48
2016 -	37	162	2021 -	0	18
2017 -	3	194	2022 -	0	11
2018 -	0	136	2023 -	0	21
2019 -	0	47	2024 -	0	10
	Total Loans		212
	Total Contributions		647

- Conditions of Economic-Financial Sustainability: as can be seen, with the assumptions used, the projection of the Cash Flow and the P & L of E.D. Roraima indicate that the distributor would not meet the economic and financial requirements stipulated by ANEEL, obligating shareholders to need to make additional contributions of R$ 115.3 million divided into five years to adapt the distributor to the economic and financial criteria. However, it is important to emphasize that according to Clause 18 of the Addendum of the Concession Contract and Article Four of Presidential Decree No. 8641/2015, if the concessionaire does not comply with the conditions of the economical and financial sustainability established for two consecutive years or in the last year (2020), the ANEEL may initiate the process of forfeiture of the concession. In Table 8- IV below, the final line (“ANEEL balance requirement”) shows the need to fulfill the requirements of the annual regulatory body, i.e., for example, in 2020, the generation of cash (EBITDA) of ED Roraima of R$ 3.4 million is not sufficient to replace its assets (RRQ) of R$ 17 million and to cover 111% of the debt interest , estimated at R$ 4 million, entailing a need for R$ 17.6 million in cash.

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Table 8-IV

ED Roraima- Conditions of Economic-Financial Sustainability (2016- 2020)

ED Alagoas	2015	2016	2017	2018	2019	2020
R$ Thousands		EBITDA > 0	EBITDA > 0	EBITDA - RRQ > 0
EBITDA	(59,478)	(30,202)	(27,569)	(3,809)	1,738	3,412
RRQ = Depreciation				(15,419)	(16,195)	(17,010)
80% Selic x Net Debt					(6,238)
111% Selic x Net Bet						(4,060)
Aneel Balance Requirement		(30,202)	(27,569)	(19,229)	(20,695)	(17,659)

8.2.        Present Value of Projected Cash Flow 2015- 2045

Based on the projected Cash Flow, in conformance with the assumptions described in previous topics, it was found the value of the current flow, after removing inflation and discounted by the discount rate (Weighted Average Cost of Capital - WACC) at constant prices, approved by Eletrobrás for power distribution companies, of 6.14%, with the Enterprise Value (Present Value of the assets) being calculated, from which the net debt was deducted , all values as of 6/30/2015

The Present Value of the Cash Flow of E.D. Roraima as of 6/30/2015 is shown in Table 8-V. In addition, we are presenting as a guide the calculation of the Present Value of the Assets, updated for June 2015, made by Banco Santander in the consulting work contracted by the Distribution Directorate and developed in 2013, which reduced the net debt of the company, resulting in the Present Value of Roraima.

The updated paid- in capital of the company of R$ 30.8 million, also as of the same date of 6/30/2015 is shown.

As can be observed below, the negative value of assets (Enterprise Value) was R$ 5.7 million negative, that discounted with a debt of R$ 268.13 million, resulted in a negative Total Present Value of R$ 273.8 million.

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The resulting values of the update of the work of Banco Santander showed a difference of R$ 108 million higher than that calculated in this work.

Table 8-V

 Roraima – Present Value of Cash Flow as of 6/30/2015

Valuation (June 30, 2015)	Base Case	Santander 2013
PV of Cash Flow of the Company	(30,903)	61,851
PV of Reversible Assets 2045	25,185	41,234
EV - Enterprise Value	(5,717)	103,085
Net debt June 2015	(306,765)	(306,765)
Conversion of O.R. into capital	38,627	38,627
Debt after O.R. Capitalization	(268.138)	(268.138)
Total PV	(273,855)	(165,053)

It should be remembered that in order to achieve such a result contribution of capital, as already mentioned, will be necessary, and just to emphasize, we are therefore re- submitting the caps as Picture 8- see below:

Table 8-VI

Roraima
Need for Contributions R$ Millions
2016	162
2017	194
2018	136
2019	47
2020	48
2021	18
2022	11
2023	21
2024	10
Total	647

It should be noted, as mentioned earlier, the capitalization of Ordinary Resources in the amount of R$ 38.6 million, is not considered in the above table.

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This result is configured due to the conditions of the company meeting the regulatory limits defined in successive Tariff Reviews, the last being carried out in 2013 and the next to take place in 2017. The operating conditions can be summarized in Table 8-VII, below:

Table 8-VII

E.D. Roraima

Principal operating conditions 2014 ➢ Non Technical Losses = 4.5% x 4.1% ➢ PMSO = 291% PMSOreg ➢ PCLD = - 5.7% Income from Suply ➢ 2013 RRB = R$ 142 million ➢ Balance of work Dec./14: R$ 32 million

·         Incentive Program for Early Departure - IPED

As an alternative scenario, the Cash Flow of E.D. Roraima was also projected considering conducting an Incentive Program for Early Retirement in 2016 in order to adjust more quickly the PMSO of the company to the regulatory requirements.

Typical expenses of PMSO tend to a increase constantly in relation to the growth itself of the energy distribution market in a developing country, particularly in the North and Northeast.

To support the natural growth of expenses, the alternative which was guided by the Board was to do the most with the least and, at the same time, to increase the capacity to collect and manage cash, as well as to expand investment.

Eletrobrás Distribution Roraima is the company that has the greatest gap between its expenses for PMSO and the regulatory levels expected.

For the renewal of the concession a maximum time period was established of no later than 2023 for the convergence of the actual levels and the regulatory levels of PMSO.

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Below in Table 8- VIII the PMSO achieved in recent years is shown.

2011- 2014 PMSO Achieved (R$ thousands)

EDRR	ACHIEVED
	2011	2012	2013	2014
PERSONNEL	54,766	56,373	70,923	67,434
MATERIAL	1,415	1,091	1,304	1,076
THIRD- PARTY SERVICES	15,173	15,732	16,895	17,276
OTHER	358	7,218	3,140	4,201
TOTAL	71,712	80,414	92,262	89,987

PMSO Realized	71,712	80,414	92,262	89,987
Regulatory Goal	22,324	25,914	32,611	32,343
CMDE/PNG	71,712	65,585	92,262	89,987

As a result of INER, below Table 8- IX, with revised PMSO projections:

Table 8-VIII

2011- 2014 PMSO Achieved (R$ thousands)

EDRR	PROJECTED
	2015	2016	2017	2018	2019	2020	2021	2022	2023
PERSONNEL	73,570	68,476	43,766	45,736	47,794	49,945	52,192	54,541	56,995
MATERIAL	1,174	1,538	1,608	1,608	1,608	1,680	1,756	1,835	1,835
THIRD- PARTY SERVICES	8,848	6,885	4,545	11,545	11,545	10,064	10,064	10,517	10,517
OTHER	4,583	4,835	5,053	5,053	5,053	5,280	5,518	5,766	6,026
TOTAL	98,176	91,734	64,972	63,941	65,999	66,969	69,530	72,659	73,663

PMSO	98,176	91,734	64,972	63,941	65,999	66,969	69,530	72,659	73,663
Regulatory Goal	34,963	38,144	41,616	45,403	49,534	54,042	58,960	64,325	73,800

The assumptions used for the Incentive Plan for Early Departure are in Annex II.

Thus, considering this scenario with the INER, there is an improvement of R$ 140.6 million in total Present Value of E.D. Roraima, which in the base case, considering the enterprise value and the net debt after capitalization of Ordinary Resource debt, is negative R$ 273.8 million and in the scenario with the INER is negative R$ 133.2 million negative. Table 8- X below shows the economic-financial sustainability required by ANEEL for this scenario:

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Table 8-X

ED Roraima

	2015	2016	2017	2018	2019	2020
ED Roraima PID – R$ thousands		EBITDA >0	EBITDA >0	EBITDA –RRQ >0	EBITDA – RRQ – 80% SELIC x Net DEBT >0	EBITDA – RRQ – 111% SELIC x Net DEBT >0
EBITDA	(59,478)	(19,071)	15,813	30,645	36,111	41,333
RRQ = Depreciation				(15,419)	(16,195)	(17,010)
80% Selic x Net Debt					(6,238)
111% Selic x Net Debt						(4,060)
Balance Aneel Requirement		(19,071)	15,813	15,226	13,679	20,262

Additionally, in another scenario, the cash flow of ED Roraima was projected, with claims that are still being analyzed by ANEEL to recognize the CCC coverage. These claims amount to R$ 57.3 million and include recognizing the specific consumption limit for the period of January 2010 to June 2015, and a monetary correction of transfers made by the CCC fund past the deadline. Since there is no response from ANEEL regarding those claims, the enterprise value calculated in this scenario is not a part of the base scenario, however, it is important to point out the potential gain in case those claims are accepted by ANEEL. For this alternative scenario, with ANEEL accepting the claims submitted and the PID being made, the total Present Value would go to a negative R$ 97.7 million, a difference of R$ 176 million more compared to the base scenario.

            8.3.     ED Roraima: Liquidation Value on June 30, 2015

When deciding to extend the concession, the options to choose from are: Extend or Liquidate: if extending, the shareholder would have the prospect of obtaining the Present Value of Cash Flow. In the option of liquidating the company, the shareholder would get the Liquidation Value, resulting net of compensation for concession assets, regulatory assets and liabilities, plus accounts receivable from consumers and net of debts to suppliers, to the financial sector, to employees, due to labor obligations and others.

Therefore, if the present value resulting from the option to extend was already determined, what is left is to present the Liquidation Value. Next, in Table 8-XI, we present a summary of the liquidation value of ED Roraima:

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Table 8-XI

ED Roraima

Liquidation Cost	Jun/15
Net VNR (Reversible Assets = Compensation)	207,408
Accounts receivable – Consumers and CVA	45,528
Tax credits x Tax payable	3,945
Accounts receivable – CDE	28,115
Warehouse and Others	-33,807
Civil, Tax and Labor Processes	-27,338
Labor Debts (includes fine of 50% FGTS)	-118,108
Accounts payable – Suppliers	-50,762
Net Debt June 2015	-306,765
Conversion of OR into Capital	38,627
Debt after OR capitalization	-268,138
Total	-213,157

From the statement in Table 8-XI, we can infer a net compensation of R$ 207.4 million, which, added to the accounts receivable from consumers, from which the amount provisioned as PDA (Provision for Doubtful Accounts) was already abated, and the balance of CVA receivable stated in the Financial Statements of June 2015 was accumulated and included, resulting in the active portion of the liquidation value.

From this amount, the net debts for taxes, legal processes, and labor debts are deducted, and an amount equivalent to 50% of the balance of the FGTS of all employees is included. Also deducted are debts to suppliers and the net financial debt, using the premise of capitalization of OR debts of ED Roraima to Eletrobrás.

Note that the value of the net debt is identical to the value discounted as net debt on the Present Value.

The Value Resulting from Liquidation determined for ED Roraima, for June 30, 2015, is a negative R$ 213.1 million.

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8.4.     ED Roraima: Comparison of Present Value x Liquidation Value on June 30, 2015

Table 8-XII

ED Roraima – R$ thousands
Extension	Liquidation
-273,855	-213,157

As we can see from the results demonstrated in Table 8-XII above, from a financial-economic point of view, the option of liquidation is more advantageous to shareholders than extending.

            8.5.     Economic Risk Factors:

i)          It is not possible to guarantee that the financial projections and other elements stated in the Report with the financial projections will effectively b come to pass according to the expectations of the company’s management, since the premises adopted may not come to pass due to external, situational and operational factors, thus resulting in relevant variations in the valuation.

ii)         The costing expenses, PMSO, may eventually not follow the trajectory defined in this study due to difficulties in cutting expenses arising from obstructions to Management and legal and regulatory impossibilities.

iii)        If the scenario with the PID is taken into consideration, it is also a risk factor due to the possibility of it not happening or happening in less favorable conditions.

iv)        There are risks related to the economic and financial sustainability required by ANEEL, since according to Clause Eighteen of the Addendum to the Concession Contract and Article Four of Presidential Decree no. 8641/2015, if the concessionaire does not meet the established conditions for economic and financial sustainability for two straight years or in the last year (2020), ANEEL can begin the process of terminating the concession.

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v)         Defaults in 2014 were at a high level, at -5.7% of supply revenue, and its reduction in 10 years to a continuous level of -2.0% is a risk factor;

vi)        A Factor X is projected, which unites the gains in scale and productivity to be passed on to consumer tariffs, at a very significant level, especially in the 4th cycle of Tariff Revisions, which will require a real reduction in costing, given the growth in operations, which is also a risk factor;

vii)       There is a need for Eletrobrás to make a contribution to the company in the value of R$ 647 million, with R$ 492 million between 2016 and 2018, and due to Eletrobrás' cash difficulties today, there is a liquidity risk to these contributions, which would block scheduled investments, making it difficult to fulfill the improvement targets stipulated, and would make it impossible to cover the company’s operating cash shortfall

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            9.         Study for ED Acre: Present Value of Cash Flow x Liquidation Cost

            9.1.     Assumptions adopted in the projection of Eletrobrás Distribuidora Acre

- Investments: up to 2019, the total invested by the distributor was passed on by DD, separating the investments in the electrical system, in the Luz para Todos (Light for Everyone) program, in CCC subrogation and others. Starting in 2020, an assumption was adopted of investing 50% of the previous year’s depreciation rate (replacement investment), plus the expansion investment, based on the cost per kilometer of grid added annually. For the case of ED Acre, following the suggestion of the consulting firm Quantum, the cost per added kilometer calculated from investment information contained in the Development Distribution Plan (PDD) was adopted, R$ 149,600 per additional kilometer in the year 2020. For the following years, that value was only corrected by the inflation in the period. Next we present, in Graph 9-I, the curve of investments projected for ED Acre, in this study.

Graph 9-I

ED Acre: Projection of investments in R$ millions

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- Market growth, Number of consumers and km of grid: the projected consumer market for ED Acre, measured by MWh, was created by DD and used in this study. The growth of the number of consumers and km of grid was informed by DD until the year of 2019. From then on, a proportion of the market growth was used for the number of consumers, measured by the average of the 2012–2019 period, and for km of grid, a proportion of the growth of the number of consumers, also in the period of 2012–2019, was used. In other words, the number of consumers is a fraction of the market growth, and the km of grid added annually was a fraction of the number of consumers. Next, in Graph 9-II, we present the rates of sales growth, number of consumers and km of grid projected for ED Acre in this study.

Graph 9-II

ED Acre: Market Growth, Number of Consumers and km of Grid (%)

2015–2045

- Operating Costs: In 2014, it was determined that ED Acre was 41% above the regulatory PMSO. As such, between 2015 and 2017, the values passed on by DD were used, which took into account the in sourcing of part of third-party services, and a 10% reduction in personnel and 5% of the MSO in 2017. Starting in 2018 until the estimated PMSO is under the regulatory PMSO (2021, the P grows according to inflation and 90% of the increase in number of consumers, and the MSO by inflation and 100% of the increase of km or grid annually. Starting in 2021, it was considered that the PMSO would be 5% below regulatory operating costs, and remain at that level until the end of the analysis in 2045, where the real PMSO of the distributor is a function of regulatory Operating Costs. On average, the projected effective PMSO is 1% below the regulatory one. Table 9-I and Tables 9-III and 9-IV below show the trajectory of the PMSO projected for the company compared to regulatory operating costs:

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	2014	2015	2017	2022	2045	Média
PMSEffect. / reg. PMSO %		34%	5%	-5%	-5%	-1%

Graph 9-III
ED Acre: Trajectory of Effective PMSO x Regulatory PMSO (R$ million) Period 2014–2045

1.000
900
800
700
600
500
400
300
200
100
-
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045
PMSO RRegulatory PMSO
PMSO

Graph 9-IV
ED Acre: Trajectory of Effective PMSO x Regulatory PMSO (R$ million) Period 2014–2020

150
100
50
-
2014 2015 2016 2017 2018 2019 2020
PMSO Regulatory PMSO
PMSO

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- Energy Losses: in 2014, the distributor incurred technical losses of 13.8%, about 74% above the regulatory level determined by ANEEL for that year, which was 7.9%. The trajectory used as an assumption was of a drop in non-technical losses passed on by DD until 2019, reaching 5.7% in that last year. Additionally, as an assumption, it was also established that the level of technical losses and losses in the Basic Grid remain unchanged, thus all of the reduction in the level of losses will be by means of the non-technical portion, in both regulatory and real losses by the distributor. Thus, when the non-technical losses of ED Acre were lower than the regulatory losses, the amounts would be equaled until the end of 2045, which in this case occurred in 2019. Next, in Graph 9-V, we present the trajectory of reduction of non-technical losses used in this study.

Graph 9-V

ED Acre: Trajectory of Effective x Regulatory Non-Technical Losses (%)
Period 2015–2030

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- Default Rates: for this assumption, the starting point used was the default rates in the year of 2014 supplied by DD, which were 5.0% for ED Acre. From that starting point, a linear falling trajectory was projected until 2025 (1.7%), remaining at that level until the end of the concession. The target of 1.7% defaults to be achieved in 11 years was used because it is the level of continuous default, which would be the average of bills 49 to 60 months late. Except for bills in continuous default, also known as Bad Debts, the remaining resources not collected in a timely manner due to default are recovered after three years.

Next, in Graph 9-VI, we present the default reduction curve used for ED Acre, for the billing of supply.

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Graph 9-VI

Acre
Default rates / Revenue from supply
6,0%
5,0%
4,0%
3,0%
2,0%
1,0%
0,0%
5,0% 5,0%
4,7%
4,3%
4,0%
3,7%
3,4%
3,0%
2,7%
2,4%
1,7%
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028

- Remuneration Base: as said before, the assumption used was that 95% of investments made in the electrical system were added to the Remuneration Base for ED Acre, which evolved according to Table 9-II below. Note the strong evolution of BRR, which almost doubles from 2013 to 2017, and grows nearly 70% in 2022, as a result of the shock of projected investments and the acceleration of immobilizations:

	2013	2017	2022	2027	2032	2037	2042
Gross remuneration base	377.493	631.287	1.007.014	1.365.892	1.809.697	2.373.374	3.067.310
Net remuneration base	224.892	434.182	722.882	942.056	1.184.083	1.460.844	1.757.466
RGR PLPT Balance	0	0	0	0	0	0	0
RGR balance other investors	30.806	41.759	52.039	64.850	80.815	100.710	125.502
Regulatory Reintegration Quota – RRQ	14.156	23.673	37.763	51.221	67.864	89.002	115.024
Depreciation rate	3,75%	3,75%	3,75%	3,75%	3,75%	3,75%	3,75%
Remuneration from capital	23.163	49.673	84.215	110.005	138.327	170.571	204.830
[illegible]	10,30%	11,44%	11,65%	11,68%	11,68%	11,68%	11,65%

70

Data: 11/11/15 IT GDF / DFN - 001/2015

- Fundraising and Contributions: in the cash flow projection, fundraising is only done when the ICSD is more than 1.3 times, and once this level is achieved, 65% of annual investments are financed with BNDES conditions. On the other hand, when the distributor cannot raise funds or close the minimum cash of R$ 30 million, shareholder contributions are required. Below is Table 9-III with the need for annual contributions and fundraising until 2024, where after 2021 there is no need for new contributions, but fundraising for investments continues. As can be seen below, with these assumptions, ED Acre will need shareholder contributions of R$ 115 million, 96% of it concentrated between 2016 and 2018. It is appropriate to consider that the value of the OR debt converted into capital in 2016 (R$ 242.8 million) is outside of this calculation, that is, the R$ 115 million would be the additional need for capital contributions.

Table 9-III

ED Acre – Projection of fundraising to capital contributions until 2024

Fundraising and contributions
		R$ Millions
2015 -	114	0	2020 -	0	0
2016 -	74	21	2021 -	0	0
2017 -	4	57	2022 -	40	0
2018 -	0	33	2023 -	41	0
2019 -	0	4	2024 -	41	0
	Total fundraising		313
	Total contributions		115

- Conditions for economic and financial sustainability: as can be seen, with the assumptions used, the Cash Flow and DRE projections for ED Acre indicate that the distributor would fulfill all of the economic and financial requirements stipulated by ANEEL, not obligating shareholders to need to make additional contributions to adapt the distributor to the economic and financial criteria. In Table 9-IV below, the last line (“ANEEL balance requirement”) shows the leftover cash after fulfilling the annual requirements of the regulatory body, that is, for example, in 2020, the generation of cash (EBITDA) of ED Acre, of R$ 143.7 million, is enough to replenish its assets (RRQ) of R$ 30.8 million, and to cover 111% of the debt service, estimated at R$ 11.5 million, obtaining R$ 101.4 million in leftover cash.

71

Data: 11/11/15 IT GDF / DFN - 001/2015

Table 9-IV

ED Acre – Conditions for economic and financial sustainability (2016–2020)

	2015	2016	2017	2018	2019	2020
ED Roraima PID – R$ thousands		EBITDA >0	EBITDA >0	EBITDA –RRQ >0	EBITDA – RRQ – 80% SELIC x Net DEBT >0	EBITDA – RRQ – 111% SELIC x Net DEBT >0
EBITDA	(6,215)	43,943	71,861	101,491	127,172	143,682
RRQ = Depreciation				(24,600)	(27,654)	(30,819)
80% Selic x Net Debt					(11,227)
111% Selic x Net Debt						(11,510)
Balance Aneel Requirement		43,943	71,861	76,891	88,291	101,352

It is worth remembering that, despite fulfilling ANEEL’s requirements for economic and financial sustainability, as shown in the item “Fundraising and Contributions,” the company shows a need for contribution to its capital flow of about R$ 115 million.

            9.2. Present value of projected cash flow 2015–2045

Based on the Projected Cash Flow, according to assumptions described in the preceding topics, the value of the flows was determined at current values, then deflated and discounted at the discount rate (Weighted average cost of capital – WACC) at constant prices, approved by Eletrobrás for energy distribution ventures, of 6.14%, the Enterprise Value (Present Value of assets) was determined, from which the net debt was discounted, all values as of 06/30/2015.

The Present Value of Cash Flow of ED Acre on 06/30/2015 is stated in Table 9-V. In addition, we present as a basis the calculation of the Present Value of Assets, updated to June 2015, made by Banco Santander in a consultation contracted by DD and carried out in 2013, which discounted from the company’s net debt, results in the Present Value of ED Acre. We also present, as immediate information, the paid-in capital of the company of R$ 968.5 million, also as of the same date of 06/30/2015.

72

Data: 11/11/15 IT GDF / DFN - 001/2015

As we can see below, the value of assets (Enterprise Value) found was R$ 767.7 million, with R$ 681.4 million of the distributor’s cash flow over 30 years of concession, and R$ 86.3 million in reversal of non-depreciated assets at the end of the concession, brought to current values. Added to the Enterprise Value, we have the net debt recorded on the balance sheet of June 2015, of R$ 395.1 million, and conversion of OR debts into capital (R$ 242.8 million), resulting in a total Present Value of R$ 615.4 million.

The sums resulting from updating the work of Banco Santander differed from the calculation in this work by R$ 539 million less.

Table 9-V

ED Acre – Present value of cash flow as of 06/30/2015

Valuation (30 Jun 2015)	Base Case	Santander 2013
Present Value of Cash Flow	681,426	106,521
Present Value of Reversible assets 2045	86,270	122,557
EV – Enterprise Value	767,696	229,078
Net Debt June 2015	(395,079)	(395,079)
Conversion of OR into Capital	242,798	242,798
Debt after OR capitalization	(152,281)	(152,281)
Total Present Value	615,415	76,797

Remember that in order to achieve this result, the capital contributions will be needed, as already mentioned, and as merely a highlight, we present again the capitalizations according to Table 9-VI, below:

Table 9-VI

Acre
Need for contribution R$ millions
Base Case
2016	21
2017	57
2018	33
2019	4
2020	0
2021	0
Total	115

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Data: 11/11/15 IT GDF / DFN - 001/2015

Also, as mentioned earlier, we highlight that the capitalization of OR funds in the value of R$ 242.8 million is not included in the above box.

This result is due to the conditions of the company not falling under the regulatory limits defined in the successive Tariff Revisions, the last of which was performed in 2013, and the next to be done in 2017. Operating conditions can be summarized in Table 9-VII below:

Table 9-VII

ED Acre
Main operating conditions 2014 > Non-technical losses = 13.8% x 7.9% > PMSO = 141% reg. PMSO; > PCLD = -5.0% Supply Revenue; > Net BRR 2013 = R$ 225 million > Balance of works Dec/’14: R$ 98.7 million

As an alternative scenario, the Cash Flow of ED Acre was also projected with claims that are still being analyzed by ANEEL, to recognize the CCC coverage. These claims amount to R$ 108.2 million, and include recognition of the specific consumption limit for the period of January 2010 to June 2015, and the monetary updating of transfers made past the deadline by the CCC fund, and two other claims. Since ANEEL has not stated its position on all of these claims, the Enterprise Value calculated in this scenario is not a part of the base scenario, but it is important to point out the potential gain if those claims are accepted by ANEEL. In the base scenario for ED ACRE, the total Present Value, already considering the Enterprise Value and the net debt after capitalization of the OR debts, is R$ 615.4 million. For the alternative scenario, with ANEEL accepting the claims submitted, the total Present Value goes to R$ 680.6 million, a difference of R$ 65.2 million more, compared to the base scenario.

            9.3.     ED Acre: Liquidation value on June 30, 2015

When deciding to extend the concession, the options are: Extend or Liquidate. If extending, the shareholder would have the prospect of obtaining the Present Value of Cash Flow. In the option of liquidating the company, shareholders would get the Liquidation Value, resulting net of compensation for concession assets, regulatory assets and liabilities, plus accounts receivable from consumers and net of debts to suppliers, to the financial sector, to employees, due to labor obligations and others.

74

Data: 11/11/15 IT GDF / DFN - 001/2015

Therefore, if the Present Value was already determined, resulting from a choice to extend, what is left is to present the Liquidation Value. Next, in Table 9-VIII, we present a summary of the liquidation value of ED Acre:

Table 9-VIII

ED Acre

Liquidation Cost	Jun/15
Financ. Assets (depreciated VNR) + fixed assets + others	524,706
Special obligations	-147,440
Net VNR (Reversible Assets = Compensation)	377,266
Accounts receivable – Consumers and CVA	122,041
Tax credits x Tax payable	-16,084
Accounts receivable – CDE	-12,455
Warehouse and Others	-14,958
Civil, Tax and Labor Processes	-3,865
Labor Debts (includes fine of 50% FGTS)	-62,560
Accounts payable – Suppliers	-34,250
Net Debt June 2015	-395,079
Conversion of OR into Capital	242,798
Debt after OR capitalization	-152,281
Total	202,855

From the statement in Table 9-VIII, we can infer a net compensation of R$ 377.3 million, which, added with the accounts receivable from consumers, from which the amount provisioned as PDA (Provision for Doubtful Accounts) was already abated, and the balance of CVA receivable stated in the Financial Statements of June 2015 was accumulated and included, results in the active portion of the liquidation value.

From this amount, the net debts for taxes, legal processes, and labor debts are deducted, and an amount equivalent to 50% of the balance of the FGTS of all employees is included. Also deducted are debts to suppliers and the net financial debt to Eletrobrás (OR – Ordinary Resources) and the RGR Fund (Global Reversion Reserve).

Note that the value of the net debt is identical to the value discounted as net debt on the Present Value.

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Data: 11/11/15 IT GDF / DFN - 001/2015

The Value Resulting from Liquidation determined for ED Acre, for June 30, 2015, is R$ 202.9 million.

9.4. ED Acre: Comparison of Present Value x Liquidation Value on June 30, 2015

Table 9-IX

ED Acre – R$ thousands
Extending	Liquidating
615.415	202.855

As we can see from the results in Table 9-IX above, from a financial-economic point of view, the option of liquidation is more advantageous to shareholders than extending.

9.5. Economic Risk Factors:

i)             We cannot guarantee that the financial projections and other elements stated in the Report with the financial projections will effectively be carried out according to the expectations of the company’s management, since the premises adopted may not come to pass due to external, situational and operational factors, thus resulting in relevant variations in the valuation.

ii)            The costing expenses, PMSO, may eventually not follow the trajectory defined in this study due to difficulties in cutting expenses arising from obstructions to Management and legal and regulatory impossibilities.

iii)          There is a chance that fighting non-technical losses, which were 13.8% in 2014, will not be very successful, reducing them by about 8.1% until 2019, to 5.7%.

iv)          Defaults in 2014 were at a high level, at -5.0% of supply revenue, and its reduction in 10 years to a continuous level of -2.0% is a risk factor;

v)            A Factor X is projected, which unites the gains in scale and productivity to be passed on to consumer tariffs, at a very significant level, especially in the 4th cycle of Tariff Revisions, which will require a real reduction in costing, given the growth in operations, which is also a risk factor;

76

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vi)          The process of unitization of fixed assets, currently underway, is delayed, and the projected acceleration may not occur or may happen more slowly than projected, raising the risk of the investments made being reflected in tariffs.

vii)         In addition to the conversion into capital of loans with OR of R$ 242.8 million, there is a need for Eletrobrás to make a contribution to the company in the value of R$ 115 million, with R$ 111 million between 2016 and 2018, and due to Eletrobrás' cash difficulties today, there is a liquidity risk to these contributions, which would block scheduled investments, making it difficult to fulfill the improvement targets stipulated, and would make it impossible to cover the company’s operating cash shortfall.

77

Data: 11/11/15 IT GDF / DFN - 001/2015

10. Study for ED Amazonas Energia: Present Value of Cash Flow x Liquidation Cost

10.1.    Assumptions used in the projection of ED Amazonas Energia

- Investments: up to 2019, the total invested by the distributor was passed on by DD, separating the investments in the electrical system, in the Luz para Todos (Light for Everyone) program, in CCC subrogation and others. Starting in 2020, an assumption was adopted of investing 50% of the previous year’s depreciation rate (replacement investment), plus the expansion investment, based on the cost per kilometer of grid added annually. For the case of ED Amazonas, a value of R$ 200,000 was estimated per additional kilometer for the year 2020, in line with the average of the other EDE's. For the years following that, the value was simply corrected by inflation for the period. Next, in Graph 10-I, we present the curve of projected investments for ED Amazonas, in this study.

Graph 10-I

ED Amazonas: Projection of investments in R$ millions

- Market Growth, Number of Consumers and km of Grid: the projected consumer market for ED Amazonas , measured by MWh, was created by DD and used in this study. The growth of the number of consumers and km of grid was informed by DD until the year of 2019. From then on, a proportion of the market growth was used for the number of consumers, measured by the average of the 2012–2019 period, and for km of grid, a proportion of the growth of the number of consumers, also in the period of 2012–2019, was used. In other words, the number of consumers is a fraction of the market growth, and the km of grid added annually was a fraction of the number of consumers. . Next, in Graph 10-II, we present the rates of sales growth, number of consumers and km of grid projected for ED Amazonas in this study.

78

Data: 11/11/15 IT GDF / DFN - 001/2015

Graph 10-II

ED Amazonas: Market Growth, Number of Consumers and km of Grid (%)

2015 to 2045

- Operating Costs: In 2014, it was determined that ED Amazonas was 68% above the regulatory PMSO. Due to the process of de-verticalization of Amazonas (merger between D and G&T), the PMSO for just ED Amazonas and the costs of Amazonas G&T were not made available by the Distribution Management. As such, from 2015 to 2032, the assumption used was that of a real freeze in all components of PMSO, that is, P (personnel), M (materials), and S (third-party services) and O (other costs) would grow corrected only by inflation. Starting in 2033, it was considered that the PMSO would be 5% below regulatory operating costs, and remain at that level until the end of the analysis in 2045, where the real PMSO of the distributor is a function of regulatory Operating Costs. In short, ED Amazonas's trajectory is initially 68% above regulatory costs, and reaches an efficient level in 2032, remaining 5% below the regulatory level starting in 2033, and remaining at that level until 2045, according to the following table. On average, the PMSO of ED Amazonas will be 27% above the regulatory level for the entire 30-year period of concession. These trajectories are presented in Table 10-I and in Graphs 10-III and 10-IV.

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Data: 11/11/15 IT GDF / DFN - 001/2015

Table 10-I

ED Amazonas: Trajectory of Effective PMSO x Regulatory PMSO (%)

	2014	2015	2017	2022	2045	Média
Effect. / Reg.fetPMSO. .-1-	68%	83%	65%	69%	-5%	27%

80

Data: 11/11/15 IT GDF / DFN - 001/2015

- Energy Losses: in 2014, the distributor incurred non-technical losses of 29.9%, about 82% above the regulatory level determined by ANEEL for that year, which was 16.4%. The trajectory used as an assumption was of a drop in non-technical losses passed on by DD until 2024, reaching 22.7% in 2019, and the projection extends until it reaches the regulatory level in 2024, and remains at that level until 2045. Additionally, as an assumption, it was also established that the level of technical losses and losses in the Basic Grid remain unchanged, thus all of the reduction in the level of losses will be by means of the non-technical portion, in both regulatory and real losses by the distributor. Next, in Graph 10-V, we present the trajectory of reduction of non-technical losses used in this study.

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Data: 11/11/15 IT GDF / DFN - 001/2015

Graph 10-V

ED Amazonas: Trajectory of Effective x Regulatory Non-Technical Losses (%)
Period of 2015–2030

- Default Rates: for this assumption, the starting point used was the default rates in the year of 2014 supplied by DD, which were 4.1% for ED Amazonas. From that starting point, a linear falling trajectory was projected until 2025 (0.5%), remaining at that level until the end of the concession. The target of 0.5% defaults to be achieved in 11 years was used because it is the level of continuous default, which would be the average of bills 49 to 60 months late. Except for bills in continuous default, also known as Bad Debts, the remaining resources not collected in a timely manner due to default are recovered after three years. Next, in Graph 10-VI, we present the default reduction curve used for ED Amazonas, for the billing of supply.

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Data: 11/11/15 IT GDF / DFN - 001/2015

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Data: 11/11/15 IT GDF / DFN - 001/2015

- Fundraising and Contributions: in the cash flow projection, fundraising is only done when the ICSD is more than 1.3 times, and once this level is achieved, 65% of annual investments are financed with BNDES conditions. On the other hand, when the distributor cannot raise funds or close the minimum cash of R$ 30 million, shareholder contributions are required. Below is Table 10-III with the need for annual contributions and fundraising until 2024. There is no need for new contributions in the years after that, but fundraising for investments continues. As can be seen below, with these assumptions, ED Amazonas will need shareholder contributions of R$ 11.2 billion, 50% of it concentrated between 2016 and 2018. It is appropriate to consider that the value of the OR debt converted into capital in 2016 (R$ 676.6 million) is outside of this calculation, that is, the R$ 11.2 billion would be the additional need for capital contributions. Note the very high need for contributions in 2016, on the order of R$ 3 billion. In addition to the operating deficit, high investments and debt servicing, this is due to the assumption used, suggested by the Presidency of Eletrobrás, with Federal Budget funds, which will result in an additional contribution of R$ 1.4 billion to settle part of the debt to Petrobras; as such, the need for contributions by the controlling Shareholder in 2016 is R$ 1.6 billion. Since the debt to Petrobras is more burdensome in the future, by paying part of it early, the total need for contributions is reduced by about R$ 1.5 billion.

Table 10-III

ED Amazonas – Projection of fundraising to capital contributions until 2024, with the assumption of early settlement in 2016 of R$ 1.4 billion of the CCD to Petrobras.

Fundraising and contributions
R$ Millions
2015 -	627	0	2020 -	0	936
2016 -	252	3.025	2021 -	0	867
2017 -	22	1.300	2022 -	0	981
2018 -	0	1.199	2023 -	0	941
2019 -	0	929	2024 -	0	1.018
	Total fundraising				902
	Total contributions				11.196

84

Data: 11/11/15 IT GDF / DFN - 001/2015

- Conditions for Economic and Financial Sustainability: as can be seen, with the assumptions used, the Cash Flow and DRE projections for ED Amazonas indicate that the distributor would not fulfill all of the economic and financial requirements stipulated by ANEEL, obligating shareholders to make additional contributions of R$ 2.3 billion over five years to adapt the distributor to the economic and financial criteria. However, it's important to point out that according to Clause Eighteen of the Addendum to the Concession Contract and Article Four of Presidential Decree no. 8641/2015, if the concessionaire does not fulfill the established conditions for economic and financial sustainability for two straight years or in the last year (2020), ANEEL may begin the process of terminating the concession. In Table 10-IV below, the last line (“ANEEL balance requirement”) shows the cash needed to fulfill the annual requirements of the regulatory body, that is, for example, in 2020, the negative generation of cash (EBITDA) of ED Amazonas, of R$ 37.1 million, is not enough to replenish its assets (RRQ) of R$ 105.9 million, and to cover 111% of the debt service, estimated at R$ 223.1 million, resulting in the need for R$ 291.9 million in cash.

Table 10-IV

ED Amazonas – Conditions for economic and financial sustainability (2016–2020)

	2015	2016	2017	2018	2019	2020
ED Amazonas PID – R$ thousands		EBITDA >0	EBITDA >0	EBITDA –RRQ >0	EBITDA – RRQ – 80% SELIC x Net DEBT >0	EBITDA – RRQ – 111% SELIC x Net DEBT >0
EBITDA	(679,441)	(1,066,272)	(421,609)	(120,042)	(18,801)	37,167
RRQ = Depreciation				(96,985)	(101,350)	(105,911)
80% Selic x Net Debt					(198,942
111% Selic x Net Debt						(223,142)
Balance Aneel Requirement		(1,066,272)	(421,609)	(217,027)	(319,093)	(291,886)

9.6.        Present Value of Projected Cash Flow 2015–2045

85

Data: 11/11/15 IT GDF / DFN - 001/2015

Based on the Projected Cash Flow, according to assumptions described in the preceding topics, flow numbers were determined at current values, later deflated and discounted at the discount rate (Weighted average cost of capital – WACC) at constant prices, approved by Eletrobrás for energy distribution ventures, of 6.14%, the Enterprise Value (Present Value of assets) was determined, from which the net debt was discounted, all values as of 06/30/2015.

The Present Value of Cash Flow of ED Amazonas on 06/30/2015 is stated in Table 10-V. In addition, we present as a basis the calculation of the Present Value of Assets, updated to June 2015, made by Banco Santander in a consultation contracted by DD and carried out in 2013, which discounted from the company’s net debt, results in the Present Value of ED Amazonas.

We also present, as immediate information, the paid-in capital of the company of R$ 6.3 billion, also as of the same date of 06/30/2015.

As we can see below, the value of assets (Enterprise Value) found was R$ 1.4 billion, which, discounted from a debt of R$ 5.7 billion, results in a negative Present Value of R$ 4.27 billion.

The sums resulting from updating the work of Banco Santander differed from the calculation in this work by R$ 1.2 billion less.

Table 10-V

ED Amazonas – Present Value of Cash Flow as of 06/30/2015

Valuation (30 Jun 2015)	Base Case	Santander 2013
Present Value of Cash Flow	1,276,336	164,936
Present Value of Reversible assets 2045	197,850	64,142
EV – Enterprise Value	1,474,186	229,078
Net Debt June 2015	(6,424,878)	(6,424,878)
Conversion of OR into Capital	678,637	678,637
Debt after OR capitalization	(5,746,241)	(5,746,241)
Total Present Value	(4,272,055)	(5,517,163)

86

Data: 11/11/15 IT GDF / DFN - 001/2015

Remember that in order to achieve this result, the capital contributions will be needed, as already mentioned, and as merely a highlight, we present again the capitalizations according to Table 10-VI, below:

Table 10-VI

Amazonas
Need for contributions
R$ millions
2016	3.025
2017	1.300
2018	1.199
2019	929
2020	936
2021	867
2022	981
2023	941
2024	1.018
Total	11.196

Also, as mentioned earlier, we highlight that the capitalization of OR funds in the value of R$ 678.6 million is not included in the above box.

This result is due to the conditions of the company not falling under the regulatory limits defined in the successive Tariff Revisions, the last of which was performed in 2013, and the next to be done in 2017. Operating conditions can be summarized in Table 10-VII below:

Table 10-VII

ED Amazonas:

Main operating conditions 2014

> Non-technical losses = 29.9% x 16.4%

> PMSO = 168% reg. PMSO;

> PCLD = -4.1% Supply Revenue;

> Net BRR 2013 = R$ 257 million

> Balance of works Dec/’14: R$ 1,193.3 million

87

Data: 11/11/15 IT GDF / DFN - 001/2015

As an alternative scenario, the financial statements of ED Amazonas were also projected considering two claims that are being made to ANEEL. The first is related to an Extraordinary Tariff Revision (RTE) that was projected according to what was informed by Regulatory unit of the Distribution Management, resulting from a work done by FGV together with Quantum, still in the process of validation, the main impacts of which were:

·         Gross Remuneration Base: ΔEBITDA 2016 of R$ 137 million, mitigated in 7 years;

·          Regulatory PMSO: ΔEBITDA 2016 of R$ 30 million, mitigated the destruction of value over 16 years;

·         Financial Component: R$ 940.9 million in 2016.

The impact of RTE on the total Present Value of the Company, if ANEEL accepts the claim that will be made, will be R$ 2.2 billion, going from a total Present Value of ED Amazonas, which in the base case, already considering the enterprise value and net debt after the capitalization of OR debts, is R$ 4.2 billion negative, to a total Present Value in the scenario with RTE in 2016 of a negative R$ 2.0 billion.

The second claim, which is still being analyzed by ANEEL, is to recognize the CCC coverage. This claim amounts to R$ 1.4 billion and includes recognition of the specific consumption limit for the period of January 2010 to June 2015, and the monetary updating of transfers made past the deadline by the CCC fund.

Since ANEEL has not stated its position on all of these claims, the Enterprise Value calculated in this scenario is not a part of the base scenario, but it is important to point out the potential gain if those claims are accepted by ANEEL. For this alternative scenario, with ANEEL accepting the claims submitted (RTE and CCC coverage), the total Present Value goes to a negative R$ 905.6 million, a difference of R$ 3.3 million more, compared to the base scenario.

10.3.     ED Amazonas: Liquidation Value as of 30/June/2015

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Data: 11/11/15 IT GDF / DFN - 001/2015

When deciding to extend the concession, the options are: Extend or Liquidate. If extending, the shareholder would have the prospect of obtaining the Present Value of Cash Flow. In the option of liquidating the company, the shareholder would get the Liquidation Value, resulting net of compensation for concession assets, regulatory assets and liabilities, plus accounts receivable from consumers and net of debts to suppliers, to the financial sector, to employees, due to labor obligations and others.

Therefore, if the Present Value was already determined, resulting from a choice to extend, what is left is to present the Liquidation Value. Next, in Table 10-VIII, we present a summary of the liquidation value of ED Acre:

Table 10-VIII

ED Amazonas

Liquidation Cost	Jun/15
Net VNR (Reversible Assets = Compensation)	3,184,042
Accounts receivable – Consumers and CVA	646,217
Tax credits x Tax payable	-16,909
Accounts receivable – CDE	-400,646
Warehouse and Others	410,671
Civil, Tax and Labor Processes	3,406
Labor Debts (includes fine of 50% FGTS)	-222,347
Accounts payable – Suppliers	-6,424,878
Net Debt June 2015	678,637
Conversion of OR into Capital	-5,746,241
Debt after OR capitalization	-667,905
Total	-2,809,712

From the statement in Table 10-VIII, we can infer a net compensation of R$ 3.1 billion, which, added with the accounts receivable from consumers, from which the amount provisioned as PDA (Provision for Doubtful Accounts) was already abated, and the balance of CVA receivable stated in the Financial Statements of June 2015 was accumulated and included, results in the active portion of the liquidation value.

From this amount, the net debts for taxes, legal processes, and labor debts are deducted, and an amount equivalent to 50% of the balance of the FGTS of all employees is included. Also deducted are debts to suppliers and the net financial debt, where the assumption used was the capitalization of OR debts of ED Amazonas to Eletrobrás.

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Data: 11/11/15 IT GDF / DFN - 001/2015

Note that the value of the net debt is identical to the value discounted as net debt on the Present Value.

The Value Resulting from Liquidation determined for ED Amazonas, for June 30, 2015, is a negative R$ 2.8 billion.

10.4.     ED Amazonas: Comparison of Present Value x Liquidation Value on June 30, 2015

Table 10-IX

ED Amazonas – R$ thousands
Extending	Liquidating
-4.272.055	-2.809.712

As we can see from the results in Table 10-IX above, from a financial-economic point of view, the option of liquidation is more advantageous to shareholders than extending.

10.5.     Economic Risk Factors:

i)             It is not possible to guarantee that the financial projections and other elements stated in the Report with the financial projections will effectively come to pass according to the expectations of the company’s management, since the premises adopted may not happen due to external, situational and operational factors, thus resulting in relevant variations in the valuation.

ii)            The costing expenses, PMSO, may eventually not follow the trajectory defined in this study due to difficulties in cutting expenses arising from obstructions to Management and legal and regulatory impossibilities.

iii)          There are risks related to the economic and financial sustainability required by ANEEL, since according to Clause Eighteen of the Addendum to the Concession Contract and Article Four of Presidential Decree no. 8641/2015, if the concessionaire does not fulfill the established conditions for economic and financial sustainability for two straight years or in the last year (2020), ANEEL may begin the process of terminating the concession.

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Data: 11/11/15 IT GDF / DFN - 001/2015

iv)          Defaults in 2014 were at a high level, at -4.1% of supply revenue, and its reduction in 10 years to a continuous level of -0.5% is a risk factor;

v)            A Factor X is projected, which unites the gains in scale and productivity to be passed on to consumer tariffs, at a very significant level, especially in the 4th cycle of Tariff Revisions, which will require a real reduction in costing, given the growth in operations, which is also a risk factor;

vi)          The process of unitization of fixed assets, currently underway, is very delayed, and the projected acceleration may not occur or may happen more slowly than projected, raising the risk of the investments made being reflected in tariffs.

vii)         By ratifying the unitizations of the Regulatory Remuneration Base, there is a risk that ANEEL will consider deducting the accumulated depreciation for the period in which the Asset was powered up, but not unitized.

viii)        There is a need for big contributions into the company by Eletrobrás, of a total value of R$ 11.2 billion, with R$ 5.5 billion between 2016 and 2018, and due to Eletrobrás's cash difficulties today, there is a high liquidity risk to these contributions, which would block scheduled investments, making it difficult to fulfill the improvement targets stipulated, and would make it impossible to cover the company’s operating cash shortfall.

91

Data: 11/11/15 IT GDF / DFN - 001/2015

11. Study for Celg D: Present Value of Cash Flow x Liquidation Cost

11.1.    Assumptions used in the DRE, Cash Flow and Present Value of Cash Flow projections

In the specific case of Celg D, as was already mentioned, since it is in the midst of a privatization process, the economic and financial evaluation complied with was that performed by consultants contracted by the BNDES, in the scope of that privatization process.

That process began with Resolution no. 5, of 05/05/2015, by the National Privatization Council (CND), which recommended including Celg D in the National Privatization Plan (PND), and that the shares representing Eletrobrás's stake in the capital of Celg D be deposited in the National Privatization Fund (FND), in accordance with the provisions of Art. 10 of Law no. 9,491, of 1997. Through Decree no. 8,449, of 05/13/2015, the Ministry of Mines and Energy was appointed to execute and monitor the process of privatizing Celg D, while the BNDES appointed to contract services and provide the technical support needed to privatize Celg D.

On 07/09/2015, the CND authorized the BNDES, by means of Resolution no. 7, to: (i) conduct a tendering process in the mode of an online auction, to contract the service of an independent external audit of the process of privatizing Celg D and (ii) directly contract the International Finance Corporation (IFC) to provide the service of structuring the privatization of Celg D.

Finally, we clarify that the assumptions and study shown in this Technical Information created by Eletrobrás were performed under the responsibility of the IFC, hired by the BNDES, and are for the process of privatizing Celg D.

92

Data: 11/11/15 IT GDF / DFN - 001/2015

Said economic and financial evaluation was done on the base date of June 30, 2015, with the objective of selling the control of Celg D, with a view to expanding and improving the electrical energy distribution service in the state of Goiás by expanding the company's paid-in capital.

The economic and financial evaluation involves three scenarios, and the difference between them is in the projected growth of the market and of future investments. The scenarios created are:

(i)            Base Scenario: growth of the projected market using the GDP of Goiás state in the first five years, and Brazil's GDP in the following years. In this scenario, the new concessionaire makes the investments needed to improve the quality indicators in five years.

(ii)          3-year scenario: market growth identical to the Base Scenario, with investments made early to fulfill the quality and repressed demand limits, and partially replenished by the tariff revision of 2017;

(iii)         Goiás GDP scenario: considers the Goiás state GDP to project the market growth, and due to a bigger market, has higher investments on the long-term.

The creation of economic and financial evaluations used the following structure: the IFC led and coordinated the process of assessment, advised by the company (i) Quantum, specialized in the electrical energy sector, which created the operating projections for Celg D, including market, revenue, operating costs and future investments projections; and from those operating projections, the financial consulting; (ii) Ernst & Young; and (iii) Accenture created independent evaluations from non-operating assumptions and financial assumptions.

In other words, for this Technical Information, the operating assumptions of Celg D that will be presented next were taken from the report presented by the consulting firm Quantum. In turn, the present value of cash flow part, which will be compared to the liquidation value of Celg D, and the economic and financial conditions to meet the criteria established by ANEEL, were taken from the Ernst & Young report. It's worth noting that in the auction to sell Celg D, the minimum price will be the average of values presented by the consulting firms Accenture and Ernst & Young.

93

Data: 11/11/15 IT GDF / DFN - 001/2015

- Investments: The initial projection of investments (2015-2024) was created based on the ratified Distribution Development Plan (PDD) for Celg D, with adjustments and alternative scenarios. The investments comply with the quality requirements set by ANEEL, as well as projected market growth. Starting in 2025, investment into expansion and improvement of the high, medium and low voltage grids grow at a rate equal to 66.6% of the market growth. The reason is that part of the market's growth is served by consolidation, without a need to expand the electrical system. The projection of investments follows the incentives of the regulatory model, and therefore are more concentrated in years close to tariff revisions. Graph 10-I shows the projected investments in the next thirty years in each of the scenarios presented before. The sum of investments projected for the first five years is identical for any of the scenarios, since they are needed in order to reach the expected quality levels. However, in the three-year scenario, some of the investments are made early.

Graph 11-I

Celg D: Projection of investments in R$ millions

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Data: 11/11/15 IT GDF / DFN - 001/2015

- Market Growth: Based on regressions made based on the National GDP and the Goiás state GDP, Table 11-I below estimates the growth of demand (both for energy and in consuming units for the different classes), and the average growth of the market for Celg D in each scenario was estimated from the combination of this projection (see graph 11-II):

- Operating Costs: in this study, the methodologies of the third and fourth periodical tariff revision cycle for Celg D were considered, and the fourth cycle methodology prevails starting in 2017.

95

Data: 11/11/15 IT GDF / DFN - 001/2015

Graph 11-III shows the behavior of Portion B expenses, related to operating costs that can be managed by the concessionaire. The costs do not include expenses with Portion A, pass-through. These projections observed the market growth and the convergence to efficiency parameters established by ANEEL. Starting in the fourth year of the extended concession period, it was considered that the concessionaire operates with operating efficiency gains, that is, with real costs lower than those recognized by ANEEL. Therefore, the period of convergence to the costs of the reference company is three years.

Graph 11-III

Celg D: Real PMSO x Regulatory PMSO trajectory (R$ millions)

- Energy Losses: in regards to losses, the projections were developed based on information from the company itself, as well as from ANEEL. In general, Celg D is in a reasonable situation in regards to losses, since in both technical and non-technical losses, the numbers are close to the regulatory targets established by ANEEL. In 2014, the company's loss ratios remained slightly higher than the regulatory ones for global and technical losses: (i) global loss of 13.27% (target= 11.28%); (ii) technical losses of 9.77% (target= 9.37%); and (iii) non-technical losses of 3.5% (target= 1.91%). Global and technical losses on energy injected by Celg D were slightly above the average of national distributors. In turn, non-technical losses are at a lower level, less than the national average of distributors.

Technical and non-technical loss projections were made by estimating the annual reduction rate of said losses, based on fulfilling the target established by ANEEL by the end of the third RTP cycle, which ends in 2017. In addition, the assumption used in this projection is that once the regulatory target was achieved, which occurs at the end of 2017, Celg D will remain in that regulatory level for the remainder of the years.

96

Data: 11/11/15 IT GDF / DFN - 001/2015

Graph 11-IV

CELG D: effective losses x regulatory losses

- Default rates and Provision for Doubtful Accounts: In its quarterly financial statements, Celg D reflects in its results the uncertainties in regards to receiving billed energy sums, as well as other receivables. The mechanism for this is to create a provision for doubtful accounts (PDA) in each scope determined. Consequently, once part of the amounts provisioned are received, or if those amounts are effectively not received, reversals and write-offs are recorded, respectively, for losses in the periods in which they occur. In this regard, in order to capture the failure to receive payment for a portion of the energy sold, the assumption used for the entire 30-year period was 0.5%, for the economic and financial feasibility study of Celg D, based on the history of write-offs due to company losses in its net operating revenue.

- Remuneration Base: BRR's projection was made based on information of the third Tariff Revision cycle of Celg D in July 2013, and on capitalizations made until June 2015. Afterwards, 2015 was complemented with capitalizations made and projected until December 2015. From that, we added to the BRR the value of annual scheduled investments for the years of 2016 to 2045, calculated the depreciations in the period according to rates established by ANEEL. Table 11-II below contains the projections for the Remuneration Base in tariff revision years for the three different scenarios.

97

Data: 11/11/15 IT GDF / DFN - 001/2015

Table 11-II
Celg D: Trajectory of Regulatory Remuneration Base (R$ thousands)

Base scenario – R$ thousands	2013	2017	2022	2027	2032	2037	2042
Gross remuneration base	3.351.533.797	5.346.367.692	8.902.196.417	13.025.755.829	17.349.198.308	24.727.925.335	36.038.041.948
Net remuneration base	1.530.773.103	3.302.170.184	5.883.466.893	8.327.180.932	11.811.978.799	16.871.789.153	23.932.437.545
Regulatory Reintegration Quota – RRQ	126.252.278	199.152.197	304.492.968	474.788.800	632.378.278	891.441.708	1.284.756.195
Depreciation Rate	3,77%	3,73%	3,69%	3,65%	3,65%	3,61%	3,57%

Three year scenario – R$ thousands	2013	2017	2022	2027	2032	2037	2042
Gross remuneration base	3.351.533.797	5.765.886.144	8.902.086.361	13.025.659.939	17.329.201.760	24.723.497.709	35.633.640.340
Net remuneration base	1.530.773.103	3.696.375.705	5.813.577.487	8.239.186.608	11.704.093.047	16.738.646.846	23.791.182.846
Regulatory Reintegration Quota – RRQ	126.252.278	214.779.259	328.041.882	474.785.305	631.649.404	891.282.092	1.270.339.278
Depreciation Rate	3,77%	3,73%	3,69%	3,65%	3,65%	3,61%	3,57%

Goiás GDP scenario – R$ thousands	2013	2017	2022	2027	2032	2037	2042
Gross remuneration base	3.351.533.797	5.346.367.692	8.905.232.654	13.048.071.627	17.438.689.577	24.984.425.822	36.651.473.506
Net remuneration base	1.530.773.103	3.302.170.184	5.886.269.221	8.346.615.194	11.886.668.872	17.075.209.936	24.394.682.399
Regulatory Reintegration Quota – RRQ	126.252.278	199.152.197	328.157.823	475.602.211	635.640.234	900.688.551	1.306.625.030
Depreciation Rate	3,77%	3,73%	3,69%	3,65%	3,65%	3,61%	3,57%

- Fundraising and Contributions: The debt projected by Celg D already considers a capital contribution by shareholders in the amount of R$ 600 million in 2016, as set out in the Profit Plan. If the increased cash generation does not occur, new capital contributions may not be needed to meet the debt level targets. In April of 2014, Celg D issued simple debentures with Banco Credit Suisse S.A., in the total value of R$ 290 million, but the operation was linked to extending the concession contract for another thirty years. With the objective of redeeming all debentures in circulation, Celg D signed two contracts with a Credit Rights Investment Fund (FIDC) in July 22 of 2015, for a total value of R$ 490 million. The raising of this mount via FIDC was used to fulfill conditions in the debenture contract, since the concession contract was not extended. In this way, the balance owing on June of 2015, in debentures, was approximately R$ 290 million, considering fees. The remaining amount of the FIDC contracting was made available in company cash. In the consulting firm's cash flow projection, new fundraising or shareholder contributions were not considered. That is, cash deficits were not compensated with inflows into the distributor.

- Conditions for Economic and Financial Sustainability: as can be seen, with the assumptions used, the Cash Flow and DRE projections for ED Celg D created by the consulting firm Ernst & Young indicate that the distributor, in the simulations made, would fulfill all economic and financial requirements stipulated by ANEEL, and not obligate shareholders to make additional contributions in order to adapt the distributor to economic and financial criteria. In Table 11-III below, where the Base Scenario is considered, the last line ("ANEEL balance requirement") shows the cash leftover from fulfilling the annual requirements of the regulatory body, that is, for example, in 2020, the generation of cash (EBITDA) of ED Celg D, of R$ 910.0 million, is enough to replenish its assets (RRQ) of R$ 229.7 million, and to cover 111% of the debt service, estimated at R$ 387.7 million, resulting in R$ 292.6 million in leftover cash.

98

Data: 11/11/15 IT GDF / DFN - 001/2015

Table 11-III

Celg D – Conditions for Economic and Financial Sustainability (2016–2020) for the

Base Scenario

	2015	2016	2017	2018	2019	2020
ED Roraima PID – R$ thousands		EBITDA >0	EBITDA >0	EBITDA –RRQ >0	EBITDA – RRQ – 80% SELIC x Net DEBT >0	EBITDA – RRQ – 111% SELIC x Net DEBT >0
EBITDA	242,000	345,685	486,366	759,772	841,302	909,971
RRQ = Depreciation				(208,950)	(218,834)	(229,700)
80% Selic x Net Debt					(359,054)
111% Selic x Net Debt						(387,721)
Balance Aneel Requirement		345,685	486,366	550,822	263,414	292,550

11.2. Present Value of Projected Cash Flow 2015–2045

Based on the Projected Cash Flow, according to assumptions described in the preceding topics, the value of the flows was determined at current values, then discounted at the discount rate (Weighted average cost of capital – WACC) determined by the consulting firm Ernst & Young of 10.79% in nominal terms. The present value of reversal of undepreciated assets at the end of the concession, the tax benefit over the negative base, and non-operating assets and liabilities that were not considered in cash flow projections, were included and added to the amount determined. When observed, they were treated separately and added or subtracted from the present value of cash flow, affecting the company's value.

The Present Value of Cash Flow of Celg D as of 06/30/2015 for the three scenarios used is stated in Table 11-IV.

99

Data: 11/11/15 IT GDF / DFN - 001/2015

As we can see below, the Equity Value obtained for the base scenario was R$ 2.75 billion, where R$ 3.36 billion is the distributor's cash flow over the 30 years of concession, R$ 1.18 billion in reversal of undepreciated assets at the end of the concession, brought to current values, in addition to R$ 502 million in a tax benefit on the negative base, and a negative R$ 2.29 billion in non-operating assets and liabilities. For the three-year scenario, the Equity Value determined was R$ 2.77 billion, and lastly, for the Goiás state GDP, the value determined was R$ 2.85 billion.

Table 11-IV

Celg D – Present Value of Cash Flow as of 06/30/2015

R$ millions
Valuation (30 June 2015)	Base scenario	3-year scenario	Goiás GDP scenario
Present Value of Cash Flow	3,361	3,376	3,424
Present Value of Reversible Assets 2045	1,180	1,176	1,210
Tax benefit on negative base	502	505	503
Non-operating assets and liabilities	(2,289)	(2,289)	(2,289)
Equity Value	2,753	2,768	2,847

The operating conditions can be summarized in Table 11-V below:

Table 11-V

Celg D

Main operating conditions 2014 > Non-technical losses = 3.5% x 1.9% > PCLD = -0.7% Supply Revenue; > Net BRR 2013 = R$ 1,531 million > Balance of works Dec/’14: R$ 339 million

11.3. Celg D: Liquidation Value as of 30/June/2015

When deciding to extend the concession, the options are: Extend or Liquidate. If extending, the shareholder would have the prospect of obtaining the Present Value of Cash Flow. In the second option, of liquidating the company, shareholders would get the Liquidation Value. This in turn will be equal to the value of the compensation for concession assets, after discounting regulatory assets and liabilities, plus accounts receivable from consumers and after discounting debts to suppliers, to the financial sector, to employees, due to labor obligations and others.

100

Data: 11/11/15 IT GDF / DFN - 001/2015

Therefore, if the Present Value was already determined, resulting from a choice to extend, what is left is to present the Liquidation Value. Next, in Table 11-VI, we present a summary of the liquidation value of Celg D:

Table 11-VI Liquidation Cost (R$ thousands)

Celg D

Liquidation Cost	Jun/15
Net VNR (Reversible Assets = Compensation)	2,042,171
Accounts receivable – Consumers and CVA	1,174,592
Tax credits x Tax payable	-147,144
Accounts receivable – CDE	96,679
Warehouse, FUNAC and Others	337,850
Civil, Tax and Labor Processes	-43,044
Labor Debts (includes fine of 50% FGTS)	-141,950
Accounts payable – Suppliers	-437,228
Net Debt June 2015	-2,882,085
Total	-389,159

From the statement in Table 11-VI, we can infer a net compensation of R$ 2.04 billion, which, added with the accounts receivable from consumers, from which the amount provisioned as PDA (Provision for Doubtful Accounts) was already abated, and the balance of CVA receivable stated in the Financial Statements in June of 2015 was accumulated and included, results in the active portion of the liquidation value.

From this amount, the net debts for taxes, legal processes, and labor debts are deducted, and an amount equivalent to 50% of the balance of the FGTS of all employees is included. Also deducted are debts to suppliers and the net financial debt.

Note that the value of the net debt is identical to the value discounted as net debt on the Present Value.

The Value Resulting from Liquidation determined for Celg D, as of June 30, 2015, is R$ 389.2 million.

11.4. Celg D: Comparison of Present Value x Liquidation Value on June 30, 2015

101

Data: 11/11/15 IT GDF / DFN - 001/2015

Table 11-VII

Celg D -R$ thousands
Extending	Liquidating
2.753.000	-38.959

As we can see from the results in Table 11-VII above, from a financial-economic point of view, the option of extending is more advantageous to shareholders.

11.5. Economic Risk Factors:

i)             It is not possible to guarantee that the financial projections and other elements stated in the Report with the financial projections will effectively come to pass according to the expectations of the company’s management, since the premises adopted may not happen due to external, situational and operational factors, thus resulting in relevant variations in the valuation.

ii)            There are risks related to quality that can lead to termination of the concession;

iii)           The process of unitization of fixed assets, currently underway, is delayed, and the projected acceleration may not occur or may happen more slowly than projected, raising the risk of the investments made being reflected in tariffs.

iv)           There is a need for contributions into the company, by shareholders, in the sum of R$ 600 million in 2016, and due to Eletrobrás's cash difficulties today, there is a liquidity risk, which would block scheduled investments, making it difficult to fulfill the improvement targets stipulated by ANEEL, and would make it impossible to cover the company’s operating cash shortfall.

12.  Consolidation of Results

Table 12-I below shows a summary of the results found in this study, considering the Base Cases for liquidation values and the values if the concession is extended.

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Data: 11/11/15 IT GDF / DFN - 001/2015

Table 12-I

Summary of Results – R$ millions

Distributors	ED AMAZONAS	ED RORAIMA	ED RONDÔNIA	ED ACRE	ED ALAGOAS	ED PIAUÍ	Sum
Present Value Extending	-4.272	-274	622	615	391	466	-2,451
Liquidation Value	-2.810	-213	560	203	753	374	-1,134

As shown in the preceding chapters, this study found a need for contributions that Eletrobrás will have to make if the concessions are extended, Table 12-II shows a summary of these results, as well as the total OR value that will be capitalized, according to the assumption used.

Table 12-II

Financial need for capital contributions R$ millions
Companies	ORCacapitalizationzação RO 2016	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total with capitalization
ED Alagoas	918	231	341	32	0	0	0	0	0	0	1.521
ED Piauí	817	288	457	400	195	151	112	0	0	0	2.420
ED Acre	243	21	57	33	4	0	0	0	0	0	357
ED Rondônia	644	9	199	147	0	53	132	0	0	18	1.202
ED Roraima	39	162	194	136	47	48	18	11	21	10	686
ED Amazonas	679	3.025	1.300	1.199	929	936	867	981	941	1.018	11.875
Celg D*		300									300
Total	3.339	4.035	2.548	1.947	1.175	1.189	1.130	993	961	1.046	18.362

Rio de Janeiro, November 12, 2015

________________________________ Oscar Alfredo Salomão Filho	________________________________ Felipe Baptista da Silva

________________________________ Frederico Pinto Eccard	________________________________ Marcos Barreto de Faria Pinho

Annex I: Memorandum DD 016/2015, of 09/04/2015

Annex II: Technical Note from the Distributor Management Office, DG - 028/2015, from 11/13/2015

Annex III: DRE and Cash Flow projections of the EDE's

Annex IV: Memorandum DD 022/2015, of 11/11/2015

103

Date: 11/18/2015 IT GDF/DFN-002/2015

Technical Information Document
 (restricted)

Title	CELG D – Approval for Sale of Equity Stake of Eletrobrás in CELG D.
Subject	Sale of Equity Stake in CELG D
Author	Oscar Alfredo Salomão Filho – DF; Felipe Baptista da Silva – DFN; Frederico Pinto Eccard – DFNP; and Marcos Barreto de Faria Pinho – DFNP.
Contact	dfn@eletrobras.com
Company	Eletrobrás, Celg D.
Category	Technical Information.
Keywords	Celg D.

Date: 11/18/2015 IT GDF/DFN-002/2015

1.    PURPOSE

The purpose of the Technical Information Document in question is to approve the sale of equity control of CELG D in privatization auction. As such, failure to approve renewal of the concession of CELG D will affect approval of the proposal to sell the Company.

2.    HISTORY

Sale of shares in CELG D, considering a scenario in which concession is renewed, was established in the Preliminary Agreement for Sale of shares in CELG d signed by Eletrobrás, the State of Goiás, CELGPAR, and CELG D on August 26, 2014, as approved during the 161st Extraordinary General Shareholders Meeting of Eletrobrás.

It must be remembered that the economic/financial standing of CELG D was in a debilitated state since 2006, tending toward insolvency, with indebtedness reaching more than R$ 6.8 billion in November 2011, and default on industry and tax obligations resulting in the concessionaire being included in the Default Lists of the ANEEL, the Central Bank of Brazil ("BACEN"), and the Attorney General of the National Treasury ("PGFN"), thereby preventing, in accordance with Law, application of the tariff adjustments during the period from 2007 to 2011. The tariff freeze resulted in losses in gross revenue of some R$ 1.0 billion during that period.

The following events also contributed to the grave economic/financial crisis at CELG D:

(i)           the concession termination process initiated at the ANEEL, with the risk of execution;

(ii)           inability by prohibition to request renewal of the concession from the ANEEL;

(iii)         the liquidity crisis caused by an acute downturn in the credit market;

(iv)         withholding of funds from the Luz para Todos Program and Low-income Social Tariff subsidies, in the amount of R$ 453 million, at historic prices;

(v)          negative cash flows; and

(vi)         accelerated degradation and technological lag in the electrical system.

Date: 11/18/2015 IT GDF/DFN-002/2015

Beginning in December 2011 with the signing of the Letter of Intent, Shareholder Agreement, Management Agreement with Eletrobrás and facilitation of resources through financing1 from the Federal Savings Bank ("CEF") for the Government of the State of Goiás and CELGPAR, transferred to CELG D to settle debts, there was a significant improvement in the financial standing of the concessionaire, demonstrated by the following: significant reduction in the company's indebtedness; ability to make timely payment of tax and industry obligations; application of current and previous tariff adjustments; receipt of funds from the CDE; increase in net revenue of 67.8%, from R$ 2.16 billion in 2010 to R$ 3.63 billion in 2014; and, finally, improved expected future earnings with increased value in the company's stock and possibility of renewing the concession of CELG D.

3.    SALE OF THE EQUITY STAKE OF ELETROBRÁS IN CELG D

Following these initial changes in the standing of CELG D, as described above, sale of CELG D stock will result in a larger restructuring of the Company, resulting in the adoption by CELG D of a legal regime similar to that of other non-state agents acting in the electricity distribution sector, allowing for significant operating revenue, in addition to increasing the quality of the service provided to consumers from the State of Goiás. The sale of stock eliminates the need for additional capital from current shareholders in order to make investments and cover potential cash deficits, allowing Eletrobrás to realize the value already invested in acquiring the stock. As a result, it should earn capital gains, given that the stock was purchased at a lower price than the estimated value of sale.

The restructuring of CELG D, introducing a private party to take control of the Company, will be beneficial for Eletrobrás, as this prevents the need for Eletrobrás to contribute more capital to CELG D in order to meet the financial sustainability goals established by the ANEEL for renewal of the concession and investments in expanding and improving service quality.

1 In order to reduce the indebtedness of CELG D, two loans were given by the Federal Savings Bank (CEF). The first, totaling R$ 3.527 billion, was made between the State of Goiás and the CEF in December 2011. All funds were used at CELG D: R$ 1.37 billion for a capital increase, and R$ 2.157 billion for payments of debts owed by the State to the concessionaire. The second loan, totaling R$ 1.9 billion, was made between CELGPAR and the CEF in September 2014. Those funds were transferred to CELG D through a capital contribution (R$ 1.6807 billion), a loan given by CELGPAR to CELG D (R$ 111.5 million), and other investments made by CELGPAR (R$ 107.8 million).

Date: 11/18/2015 IT GDF/DFN-002/2015

It bears mention that the Preliminary Agreement for Sale of Stock signed by Eletrobrás and CELGPAR establishes that the latter may sell its equity stake in CELG D together with the former.

Conditions for implementation of this joint sale are:

(i)           a statement of interest in sale must occur within 18 months from the date on which the concession of CELG D is renewed, and the sale must be concluded within 24 months of the date of such statement;

(ii)          CELGPAR, upon issuing its statement of interest, must hold at least 25% (twenty-five percent) of the shares representing the capital stock of CELG D.

The 24-month period for conclusion of the sale may be extended once for an additional 24 months, only in the event of delay caused by third parties.

Below is a list of the most important events in this sale process:

·         1/28/2015: Conclusion of the acquisition of CELG D, payment and transfer of 50.93% of the stock at a value of R$ 59.45 million;

·         5/13/2015: Ministry of Mining and Energy (MME) is appointed to manage the privatization of CELG D, and the BNDES is appointed to contract services and provide technical support for the privatization of CELG D;

·         5/18/2015: Eletrobrás sends a letter to the BNDES verifying the blocking and deposit of CELG D stock with the FND;

·         5/19/2015: Receipt of Share Deposit (RDA) from the BNDES, confirming the blocking and deposit of 100% of the shares in CELG D owned by Eletrobrás with the FND;

·         5/20/2015: Power of attorney given by Eletrobrás to BNDES for sale of the CELG D stock;

·         7/9/2015: National Privatization Council (CND) Resolution No. 7, authorizing BNDES to hire an external auditor for the privatization process and the IFC for the structuring of the privatization process;

Date: 11/18/2015 IT GDF/DFN-002/2015

·         11/18/2015: Notice No. 259/2015/GB-MME of the Office of the Minister of Mining and Energy, informing of the CND Draft Resolution whereby the minimum conditions for sale of CELG D stock (Appendix 2) were approved.

3.1. CND-approved Conditions for Sale of CELG D Stock

The minimum conditions for sale of the CELG D stock are described in the CND Draft Resolution delivered by the MME. The most important aspects are detailed below:

(i)       Sale of 76,761,267 (seventy-six million seven hundred and sixty-one thousand two hundred and sixty-seven) shares held by Eletrobrás, equal to 50.93% (fifty and ninety-three hundredths of a percent) of the capital stock of CELG D.

(ii)      The minimum price of each share will be approximately R$ 18.63.

(iii)     In the event that CELGPAR decides to sell its stock, it will have to deposit the shares with the FND and the minimum price of each share will be R$ 18.69.

(iv)     Two scenarios for sale of stock to employees and retirees, taking into consideration current PND legislation: (a) in the case of joint sale with CELGPAR, Eletrobrás will offer 10% of its stock to employees and retirees; (b) in the event CELGPAR does not sell its stock, Eletrobrás will offer 0.93% of total shares in CELG D to employees and retirees.

(v)      The price per share for employees and retirees will be R$ 16.82 in the case of joint sale, or R$ 16.77 if sale is not made by CELGPAR, calculated based on a 10% discount on the minimum price.

(vi)     In the CELG D privatization notice, it must be specified whether or not CELGPAR will participate in the auction for sale of stock owned by Eletrobrás and the volume of shares it will sell.

(vii)    All amounts will be settled in cash and paid in legal tender.

(viii)   Payment for sale of the stock issued by CELG D and transfer of ownership of said stock to the purchaser will require approval by the ANEEL and the CADE.

(ix)     A data room must be opened prior to publication of the notice of auction.

3.2.    Description of the Operation and Shareholding Structure of the Equity Stake to be Sold

Eletrobrás, in keeping with PND legislation, deposited all stock in CELG D owned by Eletrobrás with the National Privatization Fund ("FND"), pursuant to Appendix 3. Even in the event that

Date: 11/18/2015 IT GDF/DFN-002/2015

CELGPAR chooses to sell its stock jointly with Eletrobrás, as established in the Preliminary Agreement for Sale formalized during the 161st Extraordinary General Shareholders Meeting, Eletrobrás must sell all of its equity stake in CELG D. The diagram below shows the current structure and the structure after the sale of CELG D stock.

During the privatization process, equity control over CELG D must be sold through a public auction (bidding modality), based on the highest bid. This transaction will be formalized by means of the CELG D Stock Purchase Agreement to be entered into by and between Eletrobrás and CELGPAR (if applicable), as sellers, and the winning bidder and any other intervening parties.

2 The amount allocated to employees and retirees may vary depending on the number of interested persons. Any additional stock will be purchased by the private buyer.

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The auction will be promoted by BM&FBOVESPA. The winning bidder will be the company which offers the best price. This method of sale is intended to obtain the greatest value for the businesses, maintaining a minimum value, in keeping with the interests of Eletrobrás shareholders.

The conditions and procedures for participation in the auction will be established in the notice of sale, which will include information on:

(i)           due diligence activities (conditions for access to and consultation of information on CELG D and on the Sale Process);

(ii)          qualification (requirements and procedures for legal and economic/financial eligibility);

(iii)         tax compliance;

(iv)         proposal guarantees;

(v)          formalization of the sale;

(vi)         settlement of the sale price;

(vii)        rights of the purchaser; and

(viii)       other matters relating to the business, in keeping with the guidelines approved by the CND.

3.3. Costs to be Incurred in the Privatization Process

The BNDES, by way of Decree No. 8,449 of May 13, 2015 (Appendix 4), was appointed to contract services and provide the necessary technical support for the privatization of CELG D. In addition, as established under Law No. 9,491/1997, the BNDES will manage the FND.

3.3.1 Reimbursement of Costs Incurred by the BNDES for the Privatization of CELG D

Decree No. 2,594 of May 15, 1998, which further regulates Law No. 9,491/1997, establishes that, in keeping with the standards approved by the CND, expenses incurred in third-party services by the direct or indirect management body responsible for the execution and

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monitoring of the privatization process will be reimbursed by the holder of the Stock Deposit Receipts, which in this case is Eletrobrás.

On July 9, 2015, the CND, by way of Resolution No. 7 (Appendix 5), authorized the BNDES to contract the services of an independent external auditor for the CELG D privatization process, and authorized the International Finance Corporation (IFC) to provide structuring services for the CELG D privatization.

Upon materialization of the sale of stock and provided that settlement of payment is made in an amount greater than the costs incurred in the privatization process, reimbursement will occur after settlement, and the amount transferred to Eletrobrás will be net of the costs incurred in the process of selling the stock.

In the event the sale of stock does not occur or the amount of the sale is insufficient to reimburse the costs incurred, a method has been established and agreed for Eletrobrás to reimburse the BNDES for the expenses incurred in the contracting of the services necessary for the CELG D privatization.

The estimated total of such expenses to be reimbursed to the BNDES is up to R$ 12,365,440.00 (twelve million three hundred and sixty-five thousand four hundred and forty Brazilian reais).

The IFC led in proposing the privatization model for CELG D, such model which includes the results from technical, accounting, and legal due diligence conducted, respectively, by Quantum do Brasil Ltda, Ernst & Young, and Pinheiro Neto Advogados, as well as the economic/financial valuations conducted independently by the consulting firms Ernst & Young and Accenture3.

3.3.2 BNDES Compensation

 3 Quantum developed the operational projections used in both economic/financial valuations.

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Pursuant to Article 25 of Decree No. 2,594/1998, for performing the duties of the FND Manager, BNDES will be entitled to compensation of 0.2% (two tenths of one percent) of the net value received in the sale of the stock, less any expenses from third-party services, such compensation which is intended to cover the operating costs of the BNDES.

Compensation to BNDES, the FND Manager, will be paid upon settlement of payment for the stock sold. In the event that no sale is made, no compensation will be paid. The costs incurred will be reimbursed, as described in Section 2.3.1 above.

3.4 Calculation of Minimum Price

The minimum price was established by the CND. The minimum price was calculated based on two economic/financial valuations of CELG D, pursuant to the net present value (NPV) of Cash Flows, using the financial statements from June 30, 2015 in order to determine the fair value of ordinary shares issued by CELG D, and thus the value of the stock to be sold by Eletrobrás, equal to 50.93% (fifty and ninety-three hundredths of one percent) of the capital stock of CELG D, in accordance with Article 256, Paragraph 1 of Law 6,404/76.

The minimum price was determined also on the basis of a market survey of potential buyers, the macroeconomic outlook for the electricity sector, the attractiveness of the concession, the performance of comparable companies, the percentage sold, the value of the business, and other factors.

Calculating of NPV is a method of analyzing cash flows, consisting of calculating the net present value of future cash flows applying a discount rate. The Free Cash Flow for the Firm (FCFF) was used, which shows the company's available cash flow for creditors and shareholders.

The economic/financial valuations were prepared as follows: the IFC led and coordinated the valuation process with advisory from Quantum, a firm that specializes in the electricity segment, which prepared operational projections for CELG D, including market projections, operating revenue and expenses, and future investments. Based on these operational projections, the financial consultancy firms Ernst & Young and Accenture prepared independent valuations based on non-operating assumptions and financial assumptions. The results of accounting and legal due diligence were also considered in these valuations.

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The financial valuations prepared by the two consultancies were based on a 30-year period, i.e., from 2016 to 2045.

3.4.1. NPV Analysis

Based on the two economic/financial valuations, Ernst & Young calculated the NPV of CELG D, before debts, at R$ 5.042 trillion, while Accenture calculated the NPV of CELG D at R$ 5.427 trillion. Discounting the debts owed to CELG D creditors, and adjusted based on non-operational assets and liabilities and other contingencies, the equity value calculated by Ernst & Young and by Accenture is R$ 2,753,291,921.96 (two billion seven hundred and fifty-three million two hundred and ninety-one thousand nine hundred and twenty-one and 96/100 Brazilian reais) and R$ 2,852,058,143.45 (two billion eight hundred and fifty-two million fifty-eight thousand one hundred and forty-three and 45/100 Brazilian reais), respectively.

The price established for the sale of stock was equal to the average of the two economic/financial valuations prepared by both consulting firms, Ernst & Young and Accenture. Thus, the final value is R$ 2,802,675,032.70 (two billion eight hundred and two million six hundred and seventy-five thousand thirty-two and 70/100 Brazilian reais).

This amount corresponds to all of the ordinary shares in CELG D. With the approval given during the Shareholders Meeting, Eletrobrás will liquidate its entire equity stake, i.e., 50.93% (fifty and ninety-three hundredths of one percent) of the aforementioned shares. As such, the minimum value to be paid for the shares held by Eletrobrás will be R$ 1,427,474,200.79 (one billion four hundred and twenty-seven million four hundred and seventy-four thousand two hundred and 79/100 Brazilian reais), equal to approximately R$ 18.60 per share.

As established in Law No. 9,491/97, and in keeping with the power of attorney given by Eletrobrás to BNDES, the FND manager will be responsible for collecting the funds resulting from the sale of the CELG D stock, transferring to the National Treasury and subsequently to Eletrobrás the net value of the transaction, discounting costs incurred in the privatization process, as detailed above. As established in Article 13 of the aforementioned Law, the funds resulting from the sale must be allocated preferentially to repayment of debts owed to the

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Federal Government. It also bears mention that these funds will be made available to Eletrobrás by way of Treasury Notes or Credits4.

The projected cash flows for CELG D used in the economic/financial valuations consider renewal of the electricity distribution concession in the present service area, including 237 municipalities, and includes the restructuring of the debts owed by CELG D to Itaipu Binacional, at the dollar exchange rate current on January 2, 2015, and corrected by the SELIC, by virtue of Law 13,182/2015, as opposed to the originally contracted terms (dollar plus interest at 12% per annum).

3.4.2 Analysis of Financial Statements

As mentioned previously, the IFC subcontracted Ernst & Young to conduct accounting and tax due diligence (Appendix 6).

Accounting and tax due diligence was intended to value and, where necessary, propose adjustments in the assets and liabilities of CELG D recorded in the company's Financial Statements from June 30, 2015.

3.4.3 Operational Projections

The operational projections used in the economic/financial valuations were prepared by Quantum do Brasil Ltda. This company was responsible for estimating the demand for electricity of CELG D distribution during the period from 2015 to 2045, and based on these figures, to project the operating revenue and expenses of CELG D and the investments necessary to meet estimated demand, in keeping with the quality standards required by the ANEEL.

The economic/financial valuations include three projection scenarios based on differences in projected market growth and future investments.

Further details on the operational projects can be found in Appendix 7, Projections Report.

4 Law No. 9,491/97. Article 13. While observing all legal privileges, the recipient of funds resulting from the sale of stock or assets must allocate these funds preferentially to repayment of outstanding and maturing debts owed to the Federal Government.

§ 1 Once repayments are made as established in this Article, the balance of the funds must be exchanged for National Treasury Notes or securitized credits of the National Treasury, the characteristics and prerogatives of which are to be defined under decree.

Date: 11/18/2015 IT GDF/DFN-002/2015

3.4.4 Financial Projections

Based on the operational scenarios established for the valuation of CELG D, which include market projections and future investments of the company, as well as the aforementioned operational factors (operating revenue, costs, and expenses, and time to achieve quality/cost indicators), economic/financial valuations were prepared which include factors not projected by Quantum, including operational factors (working capital, doubtful accounts), non-operational factors (debts and non-operating assets/liabilities), and financial factors (capital structure, risk free rate, risk premium, and the cost of equity and debt) which affect the cash flows of CELG D.

The value of CELG D in each of the three scenarios presented was calculated as the Free Cash Flow for the Firm, less the weighted average cost of capital (WACC). Each financial consultant defined an optimal capital structure and calculated the company's WACC. The final value presented by Accenture was calculated using the weighted average of the values from each scenario, while the final value presented by Ernst & Young was the base scenario.

Based on the value of CELG D, which was obtained using the projections detailed above, market multiple analyses were conducted, which consist of comparing the value resulting from the ratio between the value of CELG D and its respective net operating revenue, and the values resulting from said ratio (value of the company/net operating revenue) of similar publicly traded companies.

Accenture Results

To calculate the market value of CELG D in each scenario analyzed, the values calculated for FCFF, from the indemnification of regulatory assets not amortized at the end of the concession, discounted by nominal WACC of 10.04%, and the value in cash on the base date of the valuation; subtracting debts, and adjusting non-operating assets and liabilities on the base date of the valuation. To calculate the final value of CELG D, the weighted average5 was taken of the values found in each scenario based on the probability of each scenario's occurrence.

5 Five-year scenario (33.34%) and three-year scenarios and Goiás GDP (33.33%)

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Accenture (in R$ billions)	3 years	Base (5 years)	Goiás GDP
Company Value	5.441	5.364	5.476
Market Value	2.866	2.789	2.901

The final market value calculated by Accenture is R$ 2.852 billion.

Ernst & Young Results

The NPV of the FCFF, added to the NPV of the indemnification of regulatory assets not amortized at the end of the concession, are discounted by nominal WACC of 10.79%, resulting in the value of CELG D (operational value), which is adjusted based on the company's non-operating assets and liabilities and on the tax benefits resulting from accumulated losses, in order to arrive at market value.

Ernst & Young	3 years	Base (5 years)	Goiás GDP
Company Value	5.057	5.042	5.136
Market Value	2.768	2.753	2.847

The final market value selected by E&Y was that of the base scenario, R$ 2.753 billion.

The economic/financial valuations are available in Appendices 8 and 9.

3.5 Technical Diagnostics

To conduct technical/operational due diligence of CELG D, the IFC had the support of Quantum do Brasil Ltda, a firm which specializes in regulation of public utilities. Quantum's final report (Appendix 10) includes analyses of the consumer market, infrastructure, operations, and results obtained in operational efficiency and service quality.

The Addendum to the Concession Agreement establishes targets for CELG D to meet DEC, FEC, and other indicators. According to Quantum, the agreed-upon changes, particularly for DEC indicators, constitute a challenge with respect to recent performance. CELG D proposed a

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results plan, which for Quantum, if properly executed, is sufficient to meet the targets from the new contract.

3.6 Litigation and FUNAC

The CELG D Contribution Fund, called FUNAC, was created under Goiás State Law No. 17,555/2012 and regulated by Decree No. 7,732/2012. The purpose of FUNAC is to collect and allocate resources, through contributions from the State of Goiás and contingent assets of CELG D, for due performance of the obligations resulting from the administrative and legal contingent liabilities of CELG D not yet accounted for, relating to final rulings by administrative authorities, court rulings, and/or judicial or extrajudicial agreements approved by the courts, whose triggering events occurred prior to the date on which Eletrobrás acquired the majority of the ordinary voting shares in CELG D. The State of Goiás is contractually bound, under the Agreement for Sale of Stock signed with Eletrobrás, to maintain the FUNAC and guarantee its obligations for a period of 30 years, even if Eletrobrás sells control of CELG D to a third party (Clause 13.1).

The existence of FUNAC was an important issue during the acquisition by Eletrobrás of the majority of ordinary voting shares in CELG D, pursuant to the explanatory materials addressed to shareholders at the time and the contents of the Administration Proposal regarding the 161st Extraordinary General Shareholders Meeting.

The legal due diligence (Appendix 11) dedicates an entire section to FUNAC, which is very important for CELG D and for the sale of its stock.

3.7 Conditions for Completion of the Transaction

The following are conditions which must be met to complete the sale of CELG D stock:

(i) approval of the transaction6 during a General Shareholders Meeting of Eletrobrás, as per the terms of Article 41, I of the Company Bylaws of Eletrobrás, pursuant to the provisions authorized under the CND Resolution, with the CELG D privatization conditions;

(ii) submission to the Federal Court of Accounts;

6 Privatization of Celg Distribuição S.A. - CELG D

Date: 11/18/2015 IT GDF/DFN-002/2015

(iii) publication of the Auction Notice;

(iv) conducting of the auction, as per the terms of the CND Resolution and in accordance with the terms approved during the Eletrobrás Shareholders Meeting and by the TCU; approval of the results of the auction; awarding of contract to the winning bidder by the Ministry of Mining and Energy;

(v) obtaining of the government and regulatory authorizations necessary for the purchase by the winning bidder of equity control of CELG D, particularly: (i) of the Economic Defense Board and (ii) of the ANEEL;

(vi) signing of the CELG D Stock Purchase Agreement, payment of the price by the winning bidder, and transfer of the stock in the respective company books of CELG D;

(vii) completion of the offering of shares to CELG D employees and retirees, as per the terms of Law No. 9,491/1997 and of the CND Resolution; and

(viii) after the transfer of the stock, submission to the ANEEL of the documents mentioned in Article 27 of Law No. 8,987/1995 and ANEEL Regulatory Resolution No. 484/2012, and the signing of the Addendum.

3.8  Stock Offer for Employees and Retirees

The sale of stock to employees and retirees is based on two scenarios approved by the CND. In the first scenario, Eletrobrás will offer 10% of its stock in the event of a joint sale with CELGPAR. In the second scenario, if CELGPAR elects not to sell, Eletrobrás will offer employees and retirees 0.93%7 of the total stock in CELG D, in accordance with applicable legislation, thus guaranteeing the sale of majority control of CELG D.

The reduction in the minimum percentage to which the Sole Paragraph of Article 28 of Law No. 9,491/97 refers, as established in said Article, is necessary and justified in order to allow transfer of equity control of CELG D to a private enterprise, in the event that CELGPAR elects not to sell its stock.

7 Total shares offered to employees is 1,405,478 shares. Eletrobrás sells 75,355,789 to the future majority shareholder, i.e., 50% of the stock + 1 share, to guarantee the sale of majority control.

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The total stock to be offered to employees and retirees will be divided on a pro rata basis and in equal parts for all eligible buyers.

Any stock remaining may be purchased by the employees and retirees who expressly made a reserve in the first offer, limited to twice the initial limit.

The stock remaining after the second offer to employees and retirees must be purchased by the winning bidder at the same price offered in their bid, within a maximum period of 60 days from financial settlement of the second offer.

The stock remaining after the second offer to employees and retirees of CELG D must be purchased by the winning bidder at a price equal to the value of the offer to CELG D employees and retirees.

Employees and retirees may only sell the stock acquired in these offers after a period of three years from the date on which the Stock Purchase Agreement is signed.

The document whereby this offer is made must establish repurchase by the winning bidder of the stock acquired by employees and retirees who wish to sell their stock, at the minimum price for sale of equity control, updated according to the IPCA price index, with additional compensation of 8% per annum, in the event that the capital of CELG D is not opened to investment within three years from the date the Stock Purchase Agreement is signed.

3.9 Analysis of Benefits, Costs, and Risks in the Sale of CELG D Stock

Benefits:

·      The sale of CELG D stock will result in CELG D adopting a legal regime similar to other non-state agents involved in this sector, allowing for significant operating revenue;

·      It stock eliminates the need for additional capital from current shareholders in order to make investments and cover potential cash deficits, allowing Eletrobrás to realize the value already invested in acquiring the stock.

·      Eletrobrás will receive capital gains, as it acquired the stock at a lower price than the estimated sale price;

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·      It avoids the need for capital injections from shareholders to meet the financial sustainability targets imposed by the ANEEL for renewal of the concession, and for investments in expansion and improved service quality.

Risks:

·       Inability to complete the sale or to conduct the auction, due to a variety of factors, especially when prevented by judicial, political, economic/financial, regulatory, governmental, or administrative authorities;

·       Lack of investors and/or companies interested in the purchase;

·       Reduced competitiveness in the auction given the current economic situation in the country;

·       Changes in the minimum conditions for sale by the TCU.

4. Conclusion

Given the information contained in this Technical Information Document, we recommend approval of the sale of equity control of CELG D.

__________________________                              ___________________________

Oscar Alfredo Salomão Filho                               Felipe Baptista da Silva

_______________________                               ________________________

Frederico Pinto Eccard                                         Marcos Barreto de Faria Pinho

APPENDICES:

1.    Draft Addendum to the Concession Agreement;

2.    Notice 259/2015/GB-MME – Office of the Minister of Mining and Energy, dated 11/18/2015;

3.    BNDES - Stock Deposit Receipt No. 01/2015, dated 05/19/2015;

4.    Decree No. 8,449, dated 05/13/2015 - Inclusion in the PND;

5.    CND - Resolution No. 7, dated 07/09/2015 - IFC Contracting;

6.    CELG D Accounting and Tax Due Diligence;

7.    CELG D Operational Due Diligence Projections - Quantum;

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8.    CELG D Economic/Financial Valuation - Accenture;

9.    CELG D Economic/Financial Valuation - Ernst & Young;

10.  CELG D Operational Due Diligence - Quantum;

11.  CELG D Legal Due Diligence - Pinheiro Neto Advogados;

12.  Eletrobrás Technical Financial Information GDF/DFN No. 001/2015, dated 11/12/2015;

13.  Draft Resolution

IT GDF / DFN - 003/2015

Technical Information
 (restricted use)

Title	Review in the VPL of Celg D Cash Flow
Subject	Extension of EDE Concessions
Authors	Oscar Alfredo Salomão Filho, Felipe Baptista da Silva, Frederico Pinto Eccard, Marcos Barreto de Faria Pinho.
Contact	dfnp@eletrobras.com
Company	Utilities
Category	Economic-Financial Analysis
Key Words	Utilities, Cash Flow, Concession.

Date: 11/24/15 IT GDF / DFN - 003/2015

Technical Information: adjustment resulting from ANEEL Letter n. 682/2015 from

11.23.2015 (supporting IT GDF/DFN 001.2015)

IT GDF/DFN – 001/2015 presented the Present Net Value of the Celg D planned Cash Flow in case of extension of concession. This value was based on the economic-financial evaluation conducted by Ernst & Young, one of the consultants hired by BNDES to calculate the value of the company and subsidized the Resolution n. 11, from 11/18/2015 of CND.

A condition for this calculation is ANEEL’s agreement about the renegotiation of the debt regarding the Itaipu Account, between Eletrobras and Celg D, in foreign currency, according to Law 13.182/20151, which would bring a higher value to the company. However, on 11/23/2015, ANEEL provided the Letter n. 682/2015-SFF, not agreeing with the renegotiation.

Ernst & Young, when considering the renegotiation of the referred debt, found that the Present Value of Net Cash Flow (VPL), equivalent to the value of Celg D Net Equity, the amount of R$ 2,753 million, referred to on 06/30/2015.

Moreover, in its report, E&Y points that the renegotiation of the debt creates a benefit of R$ 152.25 million, referred to on 06/30/2015. Therefore, disregarding the renegotiation in print, we should adjust the found value, deducting the value of the benefit of the renegotiation, reaching thus a VPL of R$ 2,601 million.

Comparing this last value with the cost for liquidating Celg D, that was estimated in a negative R$ 389.1 million, the advantage for the shareholder in taking the decision to extend the concession is confirmed.

Having said that, we request your arrangements for the 164th AGE.

________________________________                ________________________________

Oscar Alfredo Salomão Filho                                     Felipe Baptista da Silva

________________________________                ________________________________

Frederico Pinto Eccard                                                Marcos Barreto de Faria Pinho

1- Law 13.382/2015 – Art. 11 The Law n. 9.491, from September 9, 1997, comes into effect with the following changes “Art….§ 10.   The Brazilian Electricity Regulatory Agency - ANEEL is authorized to agree with the renegotiation that may generate potential benefits to the power utility public service rendering, of sector debts in foreign currency included in the Nacional Privatization Program – PND, for it to be converted into national currency, with a monthly pay with the Selic rate variation and in a maximum deadline of a hundred and twenty months considering the  grace periods and amortization periods.

§ 11. The renegotiation basic date dealt with in paragraph § 10 will be considered the first working day of the year when the inclusion in the PND happened.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.